Form 20-F
period 2015-12-31
Abengoa Yield plc
filed 2016-03-01
CIK 1601072

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20–F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report__________
For the transition period from_________to_________.
Commission file number: 001-36487

Abengoa Yield plc
 (Exact name of Registrant as specified in its charter)

(doing business as Atlantica Yield)

Not applicable
(Translation of Registrant’s name into English)

England and Wales
(Jurisdiction of incorporation or organization)

Great West House, GW1, 17th floor
Great West Road
Brentford, United Kingdom TW8 9DF
Tel: + 44 203 547 8055
(Address of principal executive offices)

Santiago Seage
Great West House, GW1, 17th floor
Great West Road
Brentford, United Kingdom TW8 9DF
Tel: + 44 203 547 8055

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 100,217,000 ordinary shares, nominal value $0.10 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒Yes  ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes  ☒No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐Yes  ☒No

ABENGOA YIELD PLC

i

ii

iii

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

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this annual report and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Investors should read the section entitled “Item 3.D—Risk Factors” and the description of our segments and business sectors in the section entitled “Item 4.B—Business Overview” for a more complete discussion of the factors that could affect us. Important risks, uncertainties and other factors that could cause these differences include, but are not limited to:

•	Changes in general economic, political, governmental and business conditions globally and in the countries in which we do business;

•	Difficult conditions in the global economy and in the global market and uncertainties in emerging markets and exposure to commodity prices in the markets where we have international operations;

•	Decreases in government expenditure budgets, reductions in government subsidies or adverse changes in laws affecting our businesses and growth plan;

•	Challenges in achieving growth and making acquisitions due to our dividend policy;

•	Decline in public acceptance or support of energy from renewable sources;

•	Inability to identify and/or consummate future acquisitions, whether the Abengoa ROFO Assets or otherwise, on favorable terms or at all;

•	Our ability to identify and reach an agreement with a new sponsor similar to the ROFO Agreement with Abengoa;

•	Legal challenges to regulations, subsidies and incentives that support renewable energy sources;

•	Extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation;

•	Counterparty credit risk and failure of counterparties to our offtake agreements to fulfill their obligations;

•	Inability to replace expiring or terminated offtake agreements with similar agreements;

•	New technology or changes in industry standards;

•	Inability to manage exposure to credit, interest rates, foreign currency exchange rates, supply and commodity price risks;

•	Reliance on third-party contractors and suppliers;

•	Risks associated with acquisitions and investments;

•	Deviations from our investment criteria for future acquisitions and investments;

•	Failure to maintain safe work environments;

•	Effects of catastrophes, natural disasters, adverse weather conditions, climate change, unexpected geological or other physical conditions, or criminal or terrorist acts at one or more of our plants;

•	Insufficient insurance coverage and increases in insurance cost;

•	Litigation and other legal proceedings;

•	Reputational risk, including damage to the reputation of Abengoa;

•	Revocation or termination of our concession agreements;

•	Inability to adjust regulated tariffs or fixed-rate arrangements as a result of fluctuations in prices of raw materials, exchange rates, labor and subcontractor costs;

•	Our receipt of dividends from our exchangeable preferred equity investment in ACBH in the context of the ongoing proceedings in ACBH in Brazil;

•	Lack of electric transmission capacity and potential upgrade costs to the electric transmission grid;

•	Disruptions in our operations as a result of our not owning the land on which our assets are located;

•	Failure of our newly-constructed assets to perform as expected;

•	Failure to receive dividends from all project and investments;

•	Variations in meteorological conditions;

•	Disruption of the fuel supplies necessary to generate power at our conventional generation facilities;

•	Deterioration in Abengoa’s financial condition and the outcome of Abengoa’s ongoing proceedings under article 5 bis of the Spanish insolvency law and the outcome of the ongoing proceedings in ACBH in Brazil;

•	Abengoa’s ability to meet its obligations under our agreements with Abengoa and potential clawback of transactions with Abengoa if Abengoa enters bankruptcy proceedings;

•	Failure to meet certain covenants under our financing arrangements;

•	Our ability to consummate future acquisitions with Abengoa;

•	Changes in our tax position and greater than expected tax liability; and

•	Various other factors, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” herein.

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

Definitions

Unless otherwise specified or the context requires otherwise in this annual report:

•	references to “2019 Notes” refer to the 7.000% Senior Notes due 2019 in an aggregate principal amount of $255 million issued on November 17, 2014, as further described in “Item 5.B—Liquidity—Liquidity and Capital Resources—Financing Arrangements—2019 Notes;”

•	references to “Abengoa” refer to Abengoa, S.A., together with its subsidiaries, unless the context otherwise requires;

•	references to “Abengoa ROFO Assets” refer to all of the future contracted assets in renewable energy, conventional power, electric transmission and water of Abengoa that are in operation, and any other renewable energy, conventional power, electric transmission and water asset that is expected to generate contracted revenue and that Abengoa has transferred to an investment vehicle that are located in the United States, Canada, Mexico, Chile, Peru, Uruguay, Brazil, Colombia and the European Union, and four additional assets in other selected regions, including a pipeline of specified assets that we expect to evaluate for future acquisition, for which Abengoa will provide us a right of first offer to purchase if offered for sale by Abengoa or an investment vehicle to which Abengoa has transferred them;

•	references to “ACBH” refer to Abengoa Concessoes Brasil Holding S.A., a subsidiary holding company of Abengoa that is engaged in the development, construction, investment and management of contracted concessions in Brazil, comprised mostly of transmission lines;

•	references to “Annual Consolidated Financial Statements” refer to the audited annual consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, including the related notes thereto, prepared in accordance with IFRS as issued by the IASB (as such terms are defined herein), included in this annual report;

•	references to “Atlantica Yield” refer to Abengoa Yield plc and, where the context requires, its consolidated subsidiaries;

•	references to “cash available for distribution” refer to the cash distributions received by the Company from its subsidiaries minus all cash expenses of the Company, including debt service and general and administrative expenses;

•	references to “COD” refer to the commercial operation date of the applicable facility;

•	references to “Credit Facility” refer to the amended and restated credit and guaranty agreement, dated June 26, 2015 entered into by us, as the borrower, the guarantors from time to time party thereto, HSBC Bank plc, as administrative agent, HSBC Corporate Trust Company (UK) Limited, as collateral agent, Bank of America, N.A., as global coordinator and documentation agent for the Tranche B facility, Banco Santander, S.A., Bank of America, N.A., Citigroup Global Markets Limited, HSBC Bank plc and RBC Capital Markets, as joint lead arrangers and joint bookrunners for a Tranche A facility, and together with Barclays Bank plc as joint lead arranger and joint bookrunner and UBS AG, London Branch as joint bookrunner for the Tranche B facility. See “Item 5.B—Liquidity—Liquidity and Capital Resources—Financing Arrangements—Credit Facility;”

•	references to “DOE” refer to the U.S. Department of Energy;

•	references to “EMEA” refer to Europe, Middle East and Africa;

•	references to “EPC” refer to engineering, procurement and construction;

•	references to “Exchange Act” refer to the U.S. Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated by the Commission thereunder;

•	“references to “Financial Support Agreement” refer to the we entered into with Abengoa on June 13, 2014, pursuant to which Abengoa agreed to provide a revolving credit line and to maintain certain guarantees or letters of credit for a period of five years following our IPO;

•	references to the “First Dropdown Assets” refer to (i) a solar power complex in Spain, Solacor 1/2, with a capacity of 100 MW; (ii) a solar power complex in Spain, PS10/20, with a capacity of 31 MW; and (iii) one on-shore wind farm in Uruguay, Cadonal, with a capacity of 50 MW, each as further described in “Item 4.B—Business Overview—Our Operations—Renewable Energy;”

•	references to “FPA” refer to the U.S. Federal Power Act;

•	references to the “Fourth Dropdown Asset” refer to (i) 74.99% of the shares and a 30-year usufruct of the economic and political rights of the remaining 25.01% of the shares of Solaben 1/6, a 100 MW solar power plant in Spain, (ii) ATN2, an 81-mile transmission line in Peru, and (iii) an additional 13% stake in Solacor 1/2, each as further described in “Item 4.B—Business Overview—Our Operations—Renewable Energy” and “—Our Operations—Electric Transmission;”

•	references to “Further Adjusted EBITDA” have the meaning set forth in “Presentation of Financial Information—Non-GAAP Financial Measures;”

•	references to “gross capacity” refers to the maximum, or rated, power generation capacity, in MW, of a facility or group of facilities, without adjusting by our percentage of ownership interest in such facility as of the date of this annual report;

•	references to “GW” refer to gigawatts;

•	references to “IFRIC 12” refer to International Financial Reporting Interpretations Committee’s Interpretation 12—Service Concessions Arrangements;

•	references to “IFRS as issued by the IASB” refer to International Financial Reporting Standards as issued by the International Accounting Standards Board;

•	reference to “IPO” refer to our initial public offering of ordinary shares in June 2014;

•	references to “IPP” refer to independent power producers;

•	references to “ITC” refer to investment tax credits;

•	references to “M ft3” refer to million cubic feet;

•	references to “MW” refer to megawatts;

•	references to “MWh” refer to megawatt hours;

•	references to “O&M” refer to operations and maintenance services provided at our various facilities;

•	references to “operation” refer to the status of projects that have reached COD (as defined above);

•	references to “PPA” refer to the power purchase agreements through which our power generating assets have contracted to sell energy to various off-takers;

•	references to “ROFO Agreement” refer to the agreement we entered into with Abengoa on June 13, 2014, as amended and restated on December 9, 2014, that provides us a right of first offer to purchase any of the Abengoa ROFO Assets offered for sale by Abengoa or an investment vehicle to which Abengoa has transferred them, as further amended and restated from time to time;

•	references to “RPS” refer to renewable portfolio standards adopted by 29 U.S. states and the District of Columbia that require a regulated retail electric utility to procure a specific percentage of its total electricity delivered to retail customers in the respective state from eligible renewable generation resources, such as solar or wind generation facilities, by a specific date;

•	references to the “Second Dropdown Assets” refer to (i) a 25.5% and a 34.2% stake, respectively, in the legal entities holding two water desalination plants in Algeria, Honaine and Skikda, with an aggregate capacity of 10.5 M ft3 per day and (ii) a 29.6% stake in the legal entity holding a solar power asset in Spain, Helioenergy 1/2, with a capacity of 100 MW, each as further described in “Item 4.B—Business Overview—Our Operations—Water” and “Item 4.B—Business Overview—Our Operations—Renewable Energy;”

•	references to “Support Services Agreement” refer to the agreement we entered into with Abengoa on June 13, 2014, pursuant to which Abengoa and certain of its affiliates provide certain administrative and support services to us and some of our subsidiaries;

•	references to “Third Dropdown Assets” refer to (i) Helios 1/2, a 100 MW solar power complex in Spain; (ii) Solnova 1/3/4, a 150 MW solar power complex in Spain; (iii) the remaining 70.4% stake in Helioenergy 1/2, a 100 MW solar power complex in Spain; and (iv) a 51% stake in Kaxu, a 100 MW solar power plant in South Africa, each as further described in “Item 4.B—Business Overview—Our Operations—Renewable Energy;”

•	references to “TWh” refer to terawatt hours;

•	references to “UTE” refer to Administracion Nacional de Usinas y Transmisiones Electricas, the Republic of Uruguay’s state-owned electricity company; and

•	references to “we,” “us,” “our” and the “Company” refer to Abengoa Yield plc and its subsidiaries, unless the context otherwise requires.

PRESENTATION OF FINANCIAL INFORMATION

The selected financial information as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 is derived from, and qualified in its entirety by reference to, our Annual Consolidated Financial Statements, which are included elsewhere in this annual report and prepared in accordance with IFRS as issued by the IASB. The selected financial information as of December 31, 2013 and 2012 and for the year ended December 31, 2012 is derived from, and qualified in its entirety by reference to the annual combined financial statements as of and for the years ended December 31, 2013 and 2012, which are included in the prospectus filed with the SEC on January 16, 2015 and prepared in accordance with IFRS as issued by the IASB.

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

The tables below present selected consolidated financial and business level information for Atlantica Yield as of and for each of the years ended December 31, 2015, 2014, 2013 and 2012.

The selected financial information as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 is derived from, and qualified in its entirety by reference to, our Annual Consolidated Financial Statements, which are included in this annual report and prepared in accordance with IFRS as issued by the IASB. The selected financial information as of and for the years ended December 31, 2013 and 2012 is derived from, and qualified in its entirety by reference to the annual combined financial statements as of and for the years ended December 31, 2013 and 2012, which are included in the prospectus filed with the SEC on January 16, 2015 and prepared in accordance with IFRS as issued by the IASB.

On June 18, 2014, we closed our IPO. Prior to the consummation of our IPO, Abengoa contributed, through a series of transactions, which we refer to collectively as the “Asset Transfer,” certain concessional assets and liabilities described in this annual report, certain holding companies and a preferred equity investment in ACBH. For all periods prior to our IPO, the financial information herein represents the combination of the assets that we acquired and was prepared using Abengoa’s historical basis in the assets and liabilities and the term “Atlantica Yield” represents the accounting predecessor, or the combination of the acquired businesses. For all periods subsequent to our IPO, the financial information herein represents our and our subsidiaries’ consolidated financial results.

The selected financial information as of December 31, 2015, 2014, 2013 and 2012 and for the years ended December 31, 2015, 2014, 2013 and 2012 is not intended to be an indicator of our financial condition or results of operations in the future. You should review such selected financial information together with our Annual Consolidated Financial Statements and notes thereto, included elsewhere in this annual report.

The following tables should be read in conjunction with “Item 5—Operating and Financial Review and Prospects” and our Annual Consolidated Financial Statements and related notes included elsewhere in this annual report.

Consolidated income statements for the years ended December 31, 2015, 2014, 2013 and 2012

	Year ended December 31,
	2015	2014	2013	2012
	($ in millions)
Revenue	790.9	362.7	210.9	107.2
Other operating income	68.8	79.9	379.6	560.4
Raw materials and consumables used	(23.2)	(9.4)	(6.2)	(4.3)
Employee benefit expense	(5.8)	(1.7)	(2.4)	(1.8)
Depreciation, amortization and impairment charges	(261.3)	(125.5)	(46.9)	(20.2)
Other operating expenses	(224.9)	(132.7)	(423.4)	(573.6)
Operating profit/(loss)	344.5	173.3	111.6	67.7
Financial income	3.5	4.9	1.2	0.7
Financial expense	(333.9)	(210.3)	(123.8)	(64.1)
Net exchange differences	3.9	2.1	(0.9)	0.4
Other financial income/(expense), net	(200.2)	5.9	(1.7)	(0.2)
Financial expense, net	(526.7)	(197.4)	(125.2)	(63.2)
Share of profit/(loss) of associates carried under the equity method	7.8	(0.8)	—	(0.4)
Profit/(loss) before income tax	(174.4)	(24.9)	(13.6)	4.1
Income tax	(23.8)	(4.4)	11.8	(4.0)
Profit/(loss) for the year	(198.2)	(29.3)	(1.8)	0.1
Profit/(loss) attributable to non-controlling interest	(10.8)	(2.3)	(1.6)	1.2
Profit/(loss) for the year attributable to the parent company	(209.0)	(31.6)	(3.4)	1.3
Less Predecessor Loss prior to Initial Public Offering on June 12, 2014	—	(28.2)
Net profit/(loss) attributable to the parent company subsequent to Initial Public Offering	—	(3.4)
Weighted average number of ordinary shares outstanding (millions)	92.8	80.0
Basic earnings per share attributable to the parent company (U.S. dollar per share)(1)	(2.25)	(0.04)
Dividend paid per share(2)	1.4292	0.2962

Notes:—
(1)	Earnings per share has been calculated for the period subsequent to our IPO, considering net profit/(loss) attributable to equity holders of Abengoa Yield generated after our IPO divided by the number of shares outstanding. Basic earnings per share equals diluted earnings per share for the periods presented.
(2)	We intend to distribute to holders of our shares in the form of a quarterly distribution a very high portion of the cash available for distribution that is generated each quarter, less interest expense and reserves for the prudent conduct of our business. “Item 8.A—Consolidated Statements and Other Financial Information—Dividend Policy.” On March 16, 2015 we paid a dividend of 0.2592 per share to shareholders of record February 28, 2015. On June 15, 2015 we paid a dividend of 0.34 per share to shareholders of record May 29, 2015. On September 15, 2015 we paid a dividend of 0.40 per share to shareholders of record May 29, 2015. On December 16, 2015, we paid a dividend of $0.43 per share to shareholders of record as of November 30, 2015, corresponding to the third quarter of 2015, and from that amount we retained $9 million of the dividend attributable to Abengoa in accordance with the provisions of the parent support agreement. See “Business Overview—Electric Transmission—Exchangeable Preferred Equity Investment in Abengoa Concessoes Brasil Holding.”

Consolidated statements of financial position as of December 31, 2015, 2014, 2013 and 2012
	As of December 31,
	2015	2014	2013	2012
	($ in millions)
Non-Current assets:
Contracted concessional assets	9,300.9	6,725.2	4,418.1	2,058.9
Investments carried under the equity method	56.2	5.7	387.3	734.1
Financial investments	93.8	373.6	28.9	13.7
Deferred tax assets	191.3	124.2	52.8	60.2
Total non-current assets	9,642.2	7,228.7	4,887.1	2,866.9
Current assets:
Inventories	14.9	22.0	5.2	—
Clients and other receivables	197.3	129.7	97.6	106.1
Financial investments	221.4	229.4	266.4	127.6
Cash and cash equivalents	514.7	354.2	357.7	97.5
Total current assets	948.3	735.3	726.9	331.2
Total assets	10,590.5	7,964.0	5,614.0	3,198.1
Total equity	2,023.5	1,839.6	1,287.2	1,139.8
Non-current liabilities:
Long-term corporate debt	661.3	376.2	—	—
Long-term project debt	3,574.5	3,491.9	2,842.3	1,320.0
Other liabilities	2,238.4	1,675.3	1,209.5	502.2
Total non-current liabilities	6.474.2	5,543.4	4,051.8	1,822.2
Current liabilities:
Short-term corporate debt	3.2	2.3	—	—
Short-term project debt	1,896.1	331.2	52.4	48.9
Other liabilities	193.5	247.5	222.6	187.2
Total current liabilities	2,092.8	581.0	275.0	236.1
Equity and total liabilities	10,590.5	7,964.0	5,614.0	3,198.1

Consolidated cash flow statements for the years ended December 31, 2015, 2014, 2013 and 2012

	Year ended December 31,
	2015	2014	2013	2012
	($ in millions)
Gross cash flows from operating activities
Profit/(loss) for the year	(198.2)	(29.3)	(1.8)	(0.1)
Adjustments to reconcile after-tax profit to net cash generated by operating activities	734.9	290.6	92.4	22.8
Profit for the year adjusted by non-monetary items	536.7	261.3	90.6	22.9
Net interest / taxes paid	(310.2)	(149.7)	(62.4)	(41.6)
Variations in working capital	73.1	(68.0)	9.2	66.6
Total net cash flow provided by operating activities	299.6	43.6	37.4	47.9
Net cash flows from investing activities
Investments	(95.9)	(122.8)	(694.6)	(1,098.7)
Acquisitions	(834.0)	(222.4)	—	—
Total net cash flows used in investing activities	(929.9)	(345.2)	(694.6)	(1,098.7)
Net cash flows provided by financing activities	810.9	304.4	914.9	1,107.3
Net increase/(decrease) in cash and cash equivalents	180.6	2.9	257.7	56.5
Cash, cash equivalents and bank overdrafts at beginning of the year	354.2	357.7	97.5	40.2
Translation differences cash or cash equivalents	(20.1)	(6.4)	2.5	0.8
Cash and cash equivalents at the end of the year	514.7	354.2	357.7	97.5

Geography and business sector data

Revenue by geography

	Year ended December 31,
Revenue by Geography	2015	2014	2013	2012
	($ in millions)
North America	328.1	195.5	114.0	62.3
South America	112.5	83.6	25.4	17.0

EMEA	350.3	83.6	71.5	27.9
Total revenue	790.9	362.7	210.9	107.2

Revenue by business sector

	Year ended December 31,
Revenue by business sector	2015	2014	2013	2012
	($ in millions)
Renewable energy	543.0	170.7	82.7	27.9
Conventional power	138.7	118.8	102.8	62.3
Electric transmission	86.4	73.2	25.4	17.0
Water	22.8	—	—	—
Total revenue	790.9	362.7	210.9	107.2

Non-GAAP Financial Data
Further Adjusted EBITDA by geography

	Year ended December 31,
Further Adjusted EBITDA by geography	2015	2014	2013	2012
	($ in millions)
North America	279.6	175.4	96.7	61.1
South America	110.9	77.2	19.0	10.2
EMEA	233.7	55.4	42.8	16.6
Further Adjusted EBITDA(1)	624.2	308.0	158.5	87.9

Further Adjusted EBITDA by business sector

	Year ended December 31,
Further Adjusted EBITDA by business sector	2015	2014	2013	2012
	($ in millions)
Renewable energy	414.0	137.8	55.8	16.1
Conventional power	107.7	101.9	83.3	61.1
Electric transmission	89.0	68.3	19.4	10.7
Water	13.5	—	—	—
Further Adjusted EBITDA(1)	624.2	308.0	158.5	87.9

Notes:—
(1)	Further Adjusted EBITDA is calculated as profit/(loss) for the year attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in the Annual Consolidated Financial Statements, and dividends received from our preferred equity investment in ACBH. Further Adjusted EBITDA for the year ended December 31, 2014 includes preferred dividends by ACBH for the first time during the third and fourth quarters of 2014. Further Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB and you should not consider Further Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Further Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Further Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Further Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See “Presentation of Financial Information—Non-GAAP Financial Measures.”

The following table sets forth a reconciliation of Further Adjusted EBITDA to our profit/(loss) for the year from continuing operations:

	Year ended December 31,
Reconciliation of profit/(loss) for the year to Further Adjusted EBITDA	2015	2014	2013	2012
	($ in millions)
Profit/(loss) for the year attributable to the parent company	(209.0)	(31.6)	(3.4)	1.3
Profit/(loss) attributable to non-controlling interest from continued operations	10.8	2.3	1.6	(1.2)
Income tax	23.8	4.4	(11.8)	4.0
Share of loss/(profit) of associates carried under the equity method	(7.8)	0.8	—	0.4
Financial expenses, net	526.7	197.4	125.2	63.2
Operating profit/(loss)	344.5	173.3	111.6	67.7
Depreciation, amortization and impairment charges	261.3	125.5	46.9	20.2
Dividend from preferred equity investment	18.4	9.2	—	—
Further Adjusted EBITDA	624.2	308.0	158.5	87.9

The following table sets forth a reconciliation of Further Adjusted EBITDA to our net cash generated by or used in operating activities:

	Year ended December 31,
Reconciliation of Further Adjusted EBITDA to net cash generated by operating activities	2015	2014	2013	2012
	($ in millions)
Further Adjusted EBITDA	624.2	308.0	158.5	87.9
Non-monetary adjustments, other cash finance costs and other	(88.0)	(46.7)	(67.9)	(65.0)
Variations in working capital	73.1	(68.0)	9.2	66.6
Income tax (paid)/received	0.5	(0.4)	(0.1)	(0.2)
Interests (paid)/received	(310.2)	(149.3)	(62.3)	(41.4)
Net cash generated by operating activities	299.6	43.6	37.4	47.9

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with the other information contained in this annual report, including our Annual Consolidated Financial Statements and related notes, included elsewhere in this annual report, before making any investment decision. The risks described below may not be the only risks we face. We have described only those risks that we currently consider to be material and there may be additional risks that we do not currently consider to be material or of which we are not currently aware. Any of the following risks and uncertainties could have a material adverse effect on our business, prospects, results of operations and financial condition. The market price of our securities could decline due to any of these risks and uncertainties, and you could lose all or part of your investment.

Risks Related to Our Business and the Markets in Which We Operate

Difficult conditions in the global economy and in the global capital markets have caused, and may continue to cause, a sharp reduction in worldwide demand for our products and services and negatively affect our access to the levels of financing necessary for the successful refinancing of our project level indebtedness

Our results of operations have been, and continue to be, materially affected by conditions in the global economy and in the global capital markets. Concerns over inflation, volatile oil and gas prices, geopolitical issues, the availability and cost of credit, sovereign debt and the instability of the euro have contributed to increased volatility and diminished expectations for the economy and global capital markets going forward. These factors, combined with declining global business and consumer confidence and rising unemployment, have precipitated an economic slowdown and have led to a recession and weak economic growth. Adverse events and continuing disruptions in the global economy and in the global capital markets may have a material adverse effect on our business, financial condition, results of operations and cash flows. Moreover, even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility with certain factors, including volatile oil prices, consumer spending, business investment, government spending, inflation affecting the business and economic environment that could affect the economic and financial situation of our concession contracts counterparties and, ultimately, the profitability and growth of our business.

Generalized or localized downturns or inflationary or deflationary pressures in our key geographical areas could also have a material adverse effect on the performance of our business. A significant portion of our business activity is concentrated in the United States, Mexico, Peru and Spain, and we have significant investments in Brazil. Consequently, we are significantly affected by the general economic conditions in these countries. Spain, for instance, has recently experienced negative economic conditions, including high unemployment and significant government debt which we believe could adversely affect our operations in the future. The effects on the European and global economy of any exit of one or more member states from the Eurozone, such as Greece or the United Kingdom, the dissolution of the euro and the possible redenomination of our financial instruments or other contractual obligations from euro into a different currency, or the perception that any of these events are imminent, are inherently difficult to predict and could give rise to operational disruptions or other risks of contagion to our business and have a material, adverse effect on our business, financial condition and results of operation. In addition, to the extent uncertainty regarding the European economic recovery continues to negatively affect government or regional budgets, our business, results of operations and cash flows could be materially adversely affected. Various European political parties who question the recent austerity policies implemented in certain European countries have added political instability to the region. Additionally, political changes in key geographies, including the U.S., could affect our business.

The global capital and credit markets continue to experience periods of extreme volatility and disruption. Continued disruptions, uncertainty or volatility in the global capital and credit markets may limit our access to additional capital required to operate or grow our business, including our access to new equity capital to make further acquisitions or access to project debt which we may use to fund or refinance many of our projects, even in cases where such capital has already been committed. Such market conditions may limit our ability to replace, in a timely manner, maturing liabilities and access the capital necessary to grow our business, or replace financing previously committed for a project that ceases to be available to it. As a result, we may be forced to delay raising capital, issue shorter-term securities than we prefer, or bear a higher cost of capital which could decrease our profitability and significantly reduce our financial flexibility or even require us to modify our dividend policy. In the event that we are required to replace previously committed financing to certain projects that subsequently becomes unavailable, we may have to postpone or cancel planned capital expenditures.

We have international operations and investments, including in emerging markets that could be subject to economic, social and political uncertainties

We operate our activities in a range of international locations, including North America (the United States and Mexico), South America (Peru, Chile, Brazil and Uruguay), and EMEA (Spain, Algeria and South Africa), and we expect to expand our operations to certain countries within these core regions. Accordingly, we face a number of risks associated with operating and investing in different countries that may have a material adverse effect on our business, financial condition, results of operations and cash flows. These risks include, but are not limited to, adapting to the regulatory requirements of such countries, compliance with changes in laws and regulations applicable to foreign corporations, the uncertainty of judicial processes, and the absence, loss or non-renewal of favorable treaties, or similar agreements, with local authorities or political, social and economic instability, all of which can place disproportionate demands on our management, as well as significant demands on our operational and financial personnel and business. As a result, we can provide no assurance that our future international operations and investments will remain successful.

A significant portion of our current and our potential future operations and investments are conducted in various emerging countries worldwide. Our activities and investments in these countries involve a number of risks that are more prevalent than in developed markets, such as economic and governmental instability, the possibility of significant amendments to, or changes in, the application of governmental regulations, the nationalization and expropriation of private property, payment collection difficulties, social problems, substantial fluctuations in interest and exchange rates, changes in the tax framework or the unpredictability of enforcement of contractual provisions, currency control measures, limits on the repatriation of funds and other unfavorable interventions or restrictions imposed by public authorities. Our U.S. dollar-denominated contracts in Algeria, Mexico and Peru are payable in local currency at the exchange rate of the payment date and our contract for Kaxu in South Africa is denominated and payable in South African rand. In the event of a rapid devaluation or implementation of exchange or currency controls, we may not be able to exchange the local currency for the agreed dollar amount, which could affect our cash available for distribution. Governments in Latin America and Africa frequently intervene in the economies of their respective countries and occasionally make significant changes in policy and regulations. Governmental actions in certain Latin American and African countries to control inflation and other policies and regulations have often involved, among other measures, price controls, currency devaluations, capital or exchange controls and limits on imports.

Decreases in government budgets, reductions in government subsidies and adverse changes in law may adversely affect our business and growth plan

Poor economic conditions have affected, and continue to affect, government budgets and threaten the continuation of government subsidies such as regulated revenues, cash grants, U.S. federal income tax benefits and other similar subsidies that benefit our business, particularly with respect to renewable energy. Such conditions may also lead to adverse changes in laws. Policies supporting the development of renewable energy have had a significant effect on the growth of investments in renewable energy and they could change at any time. Government subsidies and incentives make the development of renewable projects more competitive by providing tax credits and accelerated depreciation for a portion of the development costs, decreasing the costs associated with developing such projects or creating demand for renewable energy assets through RPS programs. A loss or reduction in such incentives could decrease the attractiveness of renewable energy projects to project developers and the attractiveness of renewable energy to utilities, which could reduce our acquisition opportunities. Such a loss or reduction could also reduce our willingness to pursue renewable energy projects due to higher operating costs or lower revenues. The reduction or elimination of subsidies or incentives or adverse changes in law could have a material adverse effect on the profitability of our existing projects, and the lack of availability of new projects undertaken in reliance on the continuation of such subsidies could adversely affect our growth plan.

Pursuant to our cash dividend policy, we distribute all or substantially all of our cash available for distribution after cash interest payments through regular quarterly distributions and dividends, and our ability to grow and make acquisitions through cash on hand could be limited

Our dividend policy is to distribute all or substantially all of our cash available for distribution, after cash interest payments and less reserves for the prudent conduct of our business, each quarter and to rely primarily upon external financing sources, including the issuance of debt and equity securities, borrowings under credit facilities to fund our acquisitions and potential growth capital expenditures. See “Item 8.A—Consolidated Statements and Other Financial Information—Dividend Policy.” We may be precluded from pursuing otherwise attractive acquisitions if the projected short-term cash flow from the acquisition or investment is not adequate to service the capital raised to fund the acquisition or investment, after giving effect to our available cash reserves. See “Item 8.A—Consolidated Statements and Other Financial Information—Dividend Policy—Our Ability to Grow Our Business and Dividend.”

We intend to, whenever possible, make regular quarterly cash distributions to our shareholders in an amount equal to the cash available for distribution generated during a given quarter, less reserves for the prudent conduct of our business, and subject to the stated payout ratio during that given period. As such, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional equity securities in connection with any acquisitions or growth capital expenditures, the payment of dividends on these additional equity securities may increase the risk that we will be unable to maintain or increase our per share dividend. There are no limitations in our articles of association on our ability to issue equity securities, including securities ranking senior to our shares. The issuance of additional debt securities and/or the incurrence of additional bank borrowings or other debt by us or by intermediate subsidiaries or by our project-level subsidiaries to finance our growth strategy could result in increased interest expense and the imposition of additional or more restrictive covenants, which, in turn, may impact the cash distributions we receive.

Our board of directors may change our dividend policy at any point in time or modify the dividend for specific quarters following prevailing conditions.

We may not be able to identify and reach an agreement with a new sponsor similar to the ROFO Agreement with Abengoa

We intend to enter into an agreement or agreements with a new sponsor or sponsors that own or develop renewable energy, electric transmission or water assets in the geographies in which we operate. Any such new sponsor or sponsors would be a source of assets in addition to Abengoa. We cannot be certain that we will be successful in identifying or reaching an agreement with a new sponsor or sponsors. We also cannot be certain that any agreement with a new sponsor will have terms similar to the ROFO Agreement with Abengoa and such terms may be less favorable to us. Even if we do reach an agreement with a new sponsor, we cannot be certain that we will be able to acquire assets from any such sponsor in the future.

If we are unable to identify and reach an agreement on favorable terms with new sponsors with suitable assets, and unable to consummate future acquisitions from any such sponsor, it may limit our ability to execute our growth strategy and limit our ability to increase the amount of dividends paid to holders of our shares.

We may not be able to arrange the required or desired financing for accretive acquisitions

Our ability to effectively consummate future acquisitions will also depend on our ability to arrange the required or desired financing for acquisitions or to refinance existing corporate debt. We may not have access to the capital markets to issue new equity or debt securities or sufficient availability under our credit facilities or have access to project-level financing on commercially reasonable terms when acquisition opportunities arise. We have fully drawn all amounts available for borrowing under our Credit Facility. In the second half of 2015, our access to financing was curtailed by market conditions and other factors. This market trend may continue through 2016 and we may not be able to access the capital markets in a manner that would permit us to make an accretive acquisition.

An inability to obtain the required or desired financing could significantly limit our ability to consummate future acquisitions and effectuate our growth strategy. If financing is available, utilization of our credit facilities, debt securities or project-level financing for all or a portion of the purchase price of an acquisition, as applicable, could significantly increase our interest expense, impose additional or more restrictive covenants, and reduce cash available for distribution. Similarly, the issuance of additional equity securities as consideration for acquisitions could cause significant shareholder dilution and reduce our per share cash available for distribution if the acquisitions are not sufficiently accretive. If we are unable to obtain financing necessary for accretive acquisitions, it will impede our ability to execute our growth strategy and limit our ability to increase the amount of dividends paid to holders of our shares.

We may not be able to identify or consummate any future acquisitions on favorable terms, or at all

Our business strategy includes growth through the acquisitions of additional revenue-generating operational assets. This strategy depends on our ability to successfully identify and evaluate acquisition opportunities and consummate acquisitions on favorable terms. However, the number of acquisition opportunities may be limited.

Our ability to acquire future renewable energy projects depends on the viability of renewable energy projects generally. These projects currently are largely contingent on public policy mechanisms including, among others, ITCs, cash grants, loan guarantees, accelerated depreciation, carbon trading plans, environmental tax credits and R&D incentives, as discussed in “Item 4.B—Regulation—Regulation in the United States—U.S. Federal Income Tax Incentives and other Federal Considerations for Renewable Energy Generation Facilities.” These mechanisms have been implemented at the U.S. federal and state levels and in certain other jurisdictions where our assets are located to support the development of renewable generation and other clean infrastructure technologies. The availability and continuation of public policy support mechanisms will drive a significant part of the economics and viability of our growth strategy and expansion into clean energy investments.

Our ability to consummate future acquisitions may also depend on our ability to obtain any required government or regulatory approvals for such acquisitions, including, but not limited to, the Federal Energy Regulatory Commission, or FERC, approval under Section 203 of the FPA in respect of acquisitions in the United States; the National Electric Energy Agency, Agencia Nacional de Energia Eletrica, or ANEEL, approval for the acquisition of transmission lines in Brazil; or any other approvals in the countries in which we may purchase assets in the future. We may also be required to seek authorizations, waivers or notifications from debt and/or equity financing providers at the project or holding company level; local or regional agencies or bodies; and/or development agencies or institutions that may have a contractual right to authorize a proposed acquisition.

Additionally, acquisitions of companies and assets are subject to substantial risks, including the failure to identify material problems during due diligence (for which we may not be indemnified post-closing), the risk of over-paying for assets (or not making acquisitions on an accretive basis) and the ability to retain customers. Further, the integration and consolidation of acquisitions requires substantial human, financial and other resources and, ultimately, our acquisitions may divert management’s attention from our existing business concerns, disrupt our ongoing business or not be successfully integrated. There can be no assurances that any future acquisitions will perform as expected or that the returns from such acquisitions will support the financing utilized to acquire them or maintain them. As a result, the consummation of acquisitions may have a material adverse effect on our business, financial condition, results of operations and cash flows and ability to pay dividends to holders of our shares.

Furthermore, we will compete with other companies for acquisition opportunities from third parties, which may increase our cost of making acquisitions or cause us to refrain from making acquisitions from third parties. Some of our competitors for acquisitions are much larger than us with substantially greater resources. These companies may be able to pay more for acquisitions due to cost of capital advantages, synergy potential or other drivers, and may be able to identify, evaluate, bid for and purchase a greater number of assets than our financial or human resources permit. If we are unable to identify and consummate future acquisitions, it will impede our ability to execute our growth strategy and limit our ability to increase the amount of dividends paid to holders of our shares.

Finally, demand for renewable energy may be affected by the cost of other energy sources, including nuclear, coal, natural gas and oil. For example, low natural gas prices have led, in some instances, to increased natural gas consumption in lieu of other energy sources. To the extent renewable energy becomes less cost-competitive cheaper alternatives or otherwise, demand for renewable energy could decrease. Slow growth or a long-term reduction in the energy demand could cause a reduction in the development of renewable energy programs projects. Decreases in the prices of electricity could affect our ability to acquire accretive assets, as renewable energy developers may not be able to compete with providers of other energy sources at such lower prices. Our inability to acquire accretive assets could have a material adverse effect on our ability to execute our growth strategy.

We rely on certain regulations, subsidies and tax incentives that may be changed or legally challenged

We rely in a significant part on environmental and other regulations of industrial and local government activities, including regulations mandating, among other things, reductions in carbon or other greenhouse gas emissions or use of energy from renewable sources. If the businesses to which such regulations relate were deregulated or if such regulations were materially changed or weakened, the profitability of our current and future projects could suffer, which could in turn have a material adverse effect on our business, financial condition and results of operations. In addition, uncertainty regarding possible changes to any such regulations has adversely affected in the past, and may adversely affect in the future, our ability to refinance a project or to satisfy other financing needs.

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

We are subject to extensive governmental regulation in a number of different jurisdictions, and our inability to comply with existing regulations or requirements or changes in applicable regulations or requirements may have a negative impact on our business, results of operations or financial condition

We are subject to extensive regulation of our business in the United States, Mexico, Spain, Peru, South Africa and Brazil and in each of the other countries in which we operate. Such laws and regulations require licenses, permits and other approvals to be obtained in connection with the operations of our activities. See “Item 4.B—Regulation.” This regulatory framework imposes significant actual, day-to-day compliance burdens, costs and risks on us. In particular, the power plants and transmission lines that we own are subject to strict international, national, state and local regulations relating to their operation and expansion (including, among other things, leasing and use of land, and corresponding building permits, landscape conservation, noise regulation, environmental protection and environmental permits and electric transmission and distribution network congestion regulations). Non-compliance with such regulations could result in the revocation of permits, sanctions, fines or even criminal penalties. Compliance with regulatory requirements, which may in the future include increased exposure to capital markets regulations, may result in substantial costs to our operations that may not be recovered. In addition, we cannot predict the timing or form of any future regulatory or law enforcement initiatives. Changes in existing energy, environmental and administrative laws and regulations may materially and adversely affect our business, margins and investments. Our business may also be affected by additional taxes imposed on our activities, reduction of regulated tariffs and other cuts or measures.

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

Increases in the cost of energy and gas could increase our operating costs in some of our assets

Some of our activities require some consumption of energy and gas, and we are vulnerable to material fluctuations in their prices. For example, our Spanish solar assets produced approximately 2% of their electricity using natural gas in 2015. Although our energy and gas purchase contracts generally include indexing mechanisms, we cannot guarantee that these mechanisms will cover all of the additional costs generated by an increase in energy and gas prices, particularly for long-term contracts, and some of the contracts entered into by us do not include any indexing provisions. Significant increases in the cost of energy or gas, or shortages of the supply of energy and/or gas, could have an adverse effect on our business, financial condition, results of operations and cash flows.

Counterparties to our offtake agreements may not fulfill their obligations and, as our contracts expire, we may not be able to replace them with agreements on similar terms in light of increasing competition in the markets in which we operate

A significant portion of the electric power we generate, the transmission capacity we have and our desalination capacity is sold under long-term offtake agreements with public utilities, industrial or commercial end-users or governmental entities, with a weighted average remaining duration of approximately 22 years as of December 31, 2015.

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

Transactions with counterparties expose us to credit risk which we must effectively manage to mitigate the effect of counterparty default

We are exposed to the credit risk profile of the counterparties to our long-term concession contracts, our suppliers and our financing providers, which could impact our business, financial condition and results of operations. Although we actively manage this credit risk through diversification, credit insurance and other measures, our risk management strategy may not be successful in limiting our exposure to credit risk. This could adversely affect our business, financial condition, results of operations and cash flow.

We may be subject to increased finance expenses if we do not effectively manage our exposure to interest rate and foreign currency exchange rate risks

We are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes and foreign currency exchange rate fluctuations. Some of our indebtedness (including project-level indebtedness) bears interest at variable rates, generally linked to market benchmarks such as EURIBOR and LIBOR. Any increase in interest rates would increase our finance expenses relating to our variable rate indebtedness and increase the costs of refinancing our existing indebtedness and issuing new debt. See “Item 5.A—Operating Results—Factors Affecting Our Results of Operations—Interest Rates”. Although most of our long-term contracts are denominated in, indexed or hedged to U.S. dollars, we conduct our business and incur certain costs in the local currency of the countries in which we operate. In addition, the revenues, costs and debt of our solar assets in Spain are denominated in euros. As of date of this annual report, we have a Currency Swap Agreement with Abengoa, which provides for a fixed exchange rate for the distributions from Spanish assets. The revenues, costs and debt of Kaxu in South Africa are denominated in South African rand. As we continue expanding our business into existing markets such as South America and Europe, and into other new markets, such as Africa and the Middle East, we expect that an increasing percentage of our revenue and cost of sales will be denominated in currencies other than our reporting currency, the U.S. dollar. As a result, we will become subject to increasing currency translation risk, whereby changes in exchange rates between the U.S. dollar and the other currencies in which we do business could result in foreign exchange losses.

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

If our risk management strategies are not successful in limiting our exposure to changes in interest rates and foreign currency exchange rates or if Abengoa fails to comply with its obligations under the Currency Swap Agreement, our business, financial condition and results of operations could be materially and adversely affected.

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

In addition, we have made and may continue to make equity investments in certain strategic assets managed by or together with third parties, including governmental entities and private entities. In certain cases, we may only have partial or joint control over a particular asset. For example, we currently hold only economic rights in respect of our Brazilian investment through ACBH, which economic rights provide us with the right to receive a preferred dividend of $18.4 million annually, but we do not have control over ACBH. On January 29, 2016, Abengoa informed us that several indirect subsidiaries of Abengoa in Brazil, including ACBH, have initiated an insolvency procedure under Brazilian law (“reorganizaçao judiciaria”) as a “Pedido de processamento conjunto”, which means the substantial consolidation of the three main subsidiaries of Abengoa in Brazil, including ACBH. Given that this process will likely negatively affect the value of our preferred equity investment and considering the high degree of uncertainty on its final outcome, we have recorded an impairment of this preferred equity investment. In addition, we hold a minority stake in Honaine and do not have control over the operation of that asset. Investments in assets over which we have no, partial or joint control are subject to the risk that the other shareholders of the assets, who may have different business or investment strategies than us or with whom we may have a disagreement or dispute, may have the ability to independently make or block business, financial or management decisions, such as the decision to distribute dividends or appoint members of management, which may be crucial to the success of the project or our investment in the project, or otherwise implement initiatives which may be contrary to our interests. Additionally, the approval of other shareholders or partners may be required to sell, pledge, transfer, assign or otherwise convey our interest in such assets, or for us to acquire Abengoa’s interests in such assets as an initial matter. Alternatively, other shareholders may have rights of first refusal or rights of first offer in the event of a proposed sale or transfer of our interests in such assets or in the event of our acquisition of an interest in new assets pursuant to the ROFO Agreement or with third parties. These restrictions may limit the price or interest level for our interests in such assets, in the event we want to sell such interests.

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

There are risks relating to future acquisitions and investments

Our board of directors may approve acquisitions and investments at any time. This could result in our making acquisitions or investments in assets that are located in different jurisdictions and are different from, and possibly riskier than, those jurisdictions that are described in this annual report. These changes could adversely affect the market price of our shares or our ability to make distributions to shareholders.

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

Our business may be adversely affected by catastrophes, natural disasters, adverse weather conditions, climate change, unexpected geological or other physical conditions, or criminal or terrorist acts at one or more of our plants, facilities and electric transmission lines

If one or more of our plants, facilities or electric transmission lines were to be subject in the future to fire, flood, extreme weather conditions (including wind), earthquakes or other natural disaster, adverse weather conditions, drought, terrorism, power loss or other catastrophe, or if unexpected geological or other adverse physical conditions were to develop at any of our plants, facilities or electric transmission lines, we may not be able to carry out our business activities at that location or such operations could be significantly reduced. For example, drought may affect the cooling capacity of our concentrating solar power projects. Any of these circumstances could result in lost revenue at these sites during the period of disruption and costly remediation, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, despite security measures taken by us, it is possible that our sites and assets could be affected by criminal or terrorist acts. Any such acts could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Our reputation is closely related to Abengoa’s reputation. The public image and reputation of Abengoa have suffered as a result of its financial condition and its filing under article 5 bis of the Spanish Insolvency Law discussed below. We have been adversely affected due to our relationship with Abengoa. Any further developments of Abengoa with respect to its financial condition, operating performance or any failure by Abengoa to satisfactorily resolve the proceedings discussed below, could further harm our reputation, which could have an adverse effect on our business, financial condition and results of operations.

On November 27, 2015, Abengoa reported that it filed a communication pursuant to article 5 bis of the Spanish Insolvency Law 22/2003 with the Mercantile Court of Seville nº 2. The filing by Abengoa was intended to initiate a process to try to reach an agreement with its main financial creditors, aimed to ensure the right framework to carry out such negotiations and provide Abengoa with financial stability in the short and medium term. The Mercantile Court published a decree to admit the filing of the communication on December 15, 2015 and set a deadline of March 28, 2016 for Abengoa to reach an agreement with its main financial creditors. The filing under article 5 bis was intended to allow Abengoa to protect and preserve its value while it works on the design and development of an appropriate viability plan for its future. We may suffer further reputational harm if Abengoa is unable to successfully reach an agreement with its main financial creditors and design and implement a viability plan for its future.

The loss of one or more of our executive officers or key employees may adversely affect our ability to effectively manage our projects

We depend on our experienced management team and the loss of one or more key executives may negatively affect our business. We also depend on our ability to retain and motivate key employees and attract qualified new employees. We may not be able to replace departing members of our management team or key employees. Integrating new executives into our management team and training new employees with no prior experience in our industry could prove disruptive to our projects, require a disproportionate amount of resources and management attention and ultimately prove unsuccessful. An inability to attract and retain sufficient technical and managerial personnel could limit our ability to effectively manage our projects, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Revenue from our contracted assets and concessions is significantly dependent on regulated tariffs or other long-term fixed rate arrangements that restrict our ability to increase revenue from these operations

The revenue that we generate from our contracted concessions is significantly dependent on regulated tariffs or other long-term fixed rate arrangements. Under most of our concession agreements, a tariff structure is established in such agreements, and we have limited or no possibility to independently raise tariffs beyond the established rates and indexation or adjustment mechanisms. Similarly, under a long-term PPA, we are required to deliver power at a fixed rate for the contract period, with limited escalation rights. In addition, we may be unable to adjust our tariffs or rates as a result of fluctuations in prices of raw materials, exchange rates, labor and subcontractor costs during the operating phase of these projects, or any other variations in the conditions of specific jurisdictions in which our concession-type infrastructure projects are located, which may reduce our revenue. Moreover, in some cases, if we fail to comply with certain pre-established conditions, the government or customer (as applicable) may reduce the tariffs or rates payable to us. In addition, during the life of a concession, the relevant government authority may unilaterally impose additional restrictions on our tariff rates, subject to the regulatory frameworks applicable in each jurisdiction. Governments may also postpone annual tariff increases until a new tariff structure is approved without compensating us for lost revenue. Furthermore, changes in laws and regulations may, in certain cases, have retroactive effect and expose us to additional compliance costs or interfere with our existing financial and business planning. In Spain, the definitions and values of all payment criteria may be changed at the end of each regulatory period. The Spanish government modified regulations applicable to renewable energy assets, including solar power, in 2013 and 2012 which as a result, lowered yearly revenues of such assets. The first regulatory period commenced on July 14, 2013, the date on which Royal Decree-law 9/2013 came into effect, and will end on December 31, 2019. In the case that any one or more of these events occur, this could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Our exchangeable preferred equity investment in ACBH is subject to inherent risks

We own an exchangeable preferred equity investment in ACBH which gives us the right to receive during a five-year period since July 1, 2014 a preferred dividend of $18.4 million per year and thereafter the option for us to remain as preferred equity holder with the right to receive such dividend or exchange the preferred equity for ordinary shares of specific project companies owned by ACBH, yielding at least $18.4 million of recurrent dividends. We and Abengoa Concessions Investments Limited, the Abengoa subsidiary that holds our shares, entered into a deed pursuant to which certain subordination measures are implemented to protect our right to receive such preferred dividend in full. Our exchangeable preferred equity investment in ACBH is subject to certain inherent risks, including those described below.

On January 29, 2016, Abengoa informed us that several indirect subsidiaries of Abengoa in Brazil, including ACBH, have initiated an insolvency procedure under Brazilian law (“reorganizaçao judiciaria”) as a “Pedido de processamento conjunto”, which means the substantial consolidation of the three main subsidiaries of Abengoa in Brazil, including ACBH. Given that this process will likely negatively affect the value of our preferred equity investment in ACBH and considering the high degree of uncertainty on its final outcome, we have recorded an impairment of this preferred equity investment. See note 8 to our Consolidated Financial Statements.

Despite our economic rights in respect of our preferred equity investment in ACBH, we do not have control over ACBH, and investments in assets over which we have no control are subject to certain risks. See “Item 3.D—Risk Factors—Risks Related to Our Business and the Markets in Which We Operate—We may be adversely affected by risks associated with acquisitions or investments”.

We cannot be certain that the annual payment of the $18.4 million dividend will be paid to us in any year. Payment of dividends following the initial five-year period by either ACBH or any project companies we acquire in exchange for the preferred equity investment, and the amount of such dividends, will depend, among other factors, on the completion of construction of certain of the projects, the performance of the projects, the extent of distributable profits in Brazilian reais for each relevant fiscal year and the outcome of the insolvency proceedings in Brazil mentioned above.

We cannot guarantee that we will be able to exchange the preferred equity investment for ordinary shares of project companies owned by ACBH following the initial five-year period if we elect to do so. Any exchange of shares would be subject to relevant approvals, including from regulatory bodies, financing banks or equity partners at the project level, which ACBH may fail to secure. Our right to exchange our preferred equity investment could be affected by the insolvency procedure initiated by Abengoa for its Brazilian subsidiaries, including ACBH. Furthermore, our right to exchange is exercisable in respect of project companies to be selected by ACBH and Abengoa at the time of the proposed exchange meeting in the aggregate specified dividend yield criteria, rather than specifically identified assets as of the date of this annual report. Consequently, we can give no assurance regarding the identity or the specific characteristics of these projects or whether we would elect to remain as preferred equity holder or exchange the preferred equity investment.

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

Certain of our facilities are newly constructed and may not perform as expected

Our expectations regarding the operating performance of Solana, which reached COD in the fourth quarter of 2013, ATS and Quadra 2, which reached COD in the first quarter of 2014, Palmatir and Quadra 1, which reached COD in the second quarter of 2014, Mojave and Cadonal, which reached COD in the fourth quarter of 2014, Kaxu, which reached COD in the first quarter of 2015 and ATN2, which reached COD in the second quarter of 2015 and our other newly-constructed assets are based on assumptions, estimates and past experience with similar assets that Abengoa has developed and built, and without the benefit of a substantial operating history. Our projections regarding our ability to pay dividends to holders of our shares assume newly-constructed facilities perform to our expectations. However, the ability of these facilities to meet our performance expectations is subject to the risks inherent in newly-constructed power generation facilities and the construction of such facilities, including, but not limited to, degradation of equipment in excess of our expectations, system failures and outages. The failure of these facilities to perform as we expect could have a material adverse effect on our business, financial condition, results of operations and cash flows and our ability to pay dividends to holders of our shares.

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

Risks Related to Our Relationship with Abengoa

Abengoa filed for protection under article 5 bis of the Spanish Insolvency Laws and is working on a viability plan for its future and we cannot guarantee that they will be successful

On November 27, 2015, Abengoa reported that it filed a communication pursuant to article 5 bis of the Spanish Insolvency Law 22/2003 with the Mercantile Court of Seville nº 2. The filing by Abengoa was intended to initiate a process to try to reach an agreement with its main financial creditors, aimed to ensure the right framework to carry out such negotiations and provide Abengoa with financial stability in the short and medium term. The Mercantile Court published a decree to admit the filing of the communication on December 15, 2015 and set a deadline of March 28, 2016 for Abengoa to reach an agreement with its main financial creditors.

The filing under article 5 bis was intended to allow Abengoa to protect and preserve its value while it works on the design and development of an appropriate viability plan for its future.

Abengoa reported that on January 25, 2016, the board of directors of Abengoa approved a viability plan that defined the structure of the future business activity of Abengoa. In accordance with this plan, Abengoa will negotiate a debt restructuring with its creditors as well as the necessary recourses with the objective of being able to continue its activity and operate in a competitive and sustainable manner in the future. The developments at Abengoa affect our project financing arrangements and our relationships with our creditors.

The financing arrangements of some of our project subsidiaries (Solana, Mojave, Kaxu and Cadonal) contain cross-default provisions related to Abengoa. Defaults by Abengoa, subject to certain threshold amounts, could trigger defaults under such project financing arrangements. These cross-default provisions expire progressively over time, remaining in place until the termination of the obligations of Abengoa under such project financing arrangements. We are currently in discussions with our project finance lenders about developments at Abengoa. Although we do not expect the credit entities to use the cross-default provisions to request an acceleration of debt, the project companies did not have as of December 31, 2015, what International Accounting Standards define as an unconditional right to defer the settlement of the debt for at least twelve months after that date and therefore the debt has been presented as current in the Consolidated Financial Statements. See note 15 to our Consolidated Financial Statements.

In addition, our Credit Facility does not include a cross-default provision related to Abengoa. It includes, however, a cross-default provision related to a default by our project subsidiaries in their financing arrangements, such that a payment default by one or more of our non-recourse subsidiaries representing more than 20% of the cash available for distribution distributed in the previous four fiscal quarters could trigger a default under our Credit Facility. Additionally, under the terms of our Credit Facility, we are required to comply with (i) a maintenance leverage ratio of 5.25:1.00 of our indebtedness at the holding level to our cash available for distribution on and after January 1, 2016, and prior to January 1, 2017, and (ii) an interest coverage ratio of 2.00:1.00 of cash available for distribution to debt service payments. A payment default in several of our project companies or restrictions in distributions from several of our project companies may trigger these covenants.

If Abengoa is unsuccessful in its negotiations with creditors and executing a restructuring, it would have a material adverse effect on our business, financial condition, results of operations and cash flows.

Abengoa’s financial condition could affect its ability to meet its obligations under the Currency Swap Agreement and to maintain existing guarantees and letters of credit under the Financial Support Agreement

We expect that Abengoa’s financial condition could affect its ability to comply with its obligations under the Currency Swap Agreement and Financial Support Agreement. Any failure by Abengoa to meet its obligations under such agreements could adversely affect our business or the operation of our facilities and have a material adverse effect on our business, financial condition, results of operations and cash flows. We depend on Abengoa maintain existing guarantees and letters of credit in our favor under the Financial Support Agreement. If Abengoa were to fail to provide the requisite financial support, we may be unable to substitute those guarantees and letters of credit with a third party on comparable terms, without undue delay or at all. In addition, as disclosed in our Consolidated Financial Statements as of December 31, 2015 and 2014, and for the years 2015, 2014 and 2013, we have accounts receivable with certain subsidiaries of Abengoa. Inability of these subsidiaries to pay their obligations when due would have a negative impact in our cash position.

Abengoa is our largest shareholder and exercises substantial influence over Atlantica Yield

Abengoa currently beneficially owns and is entitled to vote approximately 41.86% of our ordinary shares. As a result of this ownership, Abengoa has a substantial influence on our affairs and its ownership interest and voting power constitute a significant percentage of the shares eligible to vote on any matter requiring the approval of our shareholders. Such matters include the election of directors, the adoption of amendments to our articles of association and approval of mergers or sale of all or substantially all of our assets. This concentration of ownership may also have the effect of discouraging others from making tender offers for our shares. There can be no assurance that the interests of Abengoa will coincide with the interests of the purchasers of our shares or that Abengoa will act in a manner that is in our best interests.

We may be in breach of covenants in certain of our project financing arrangements if Abengoa’s ownership falls below 35% of our outstanding shares

A majority of our project financing arrangements contain a covenant that Abengoa must own at least 35% of our outstanding shares. Abengoa currently owns 41.86% of our ordinary shares. As of December 24, 2015, Abengoa has pledged 39,530,843 of our ordinary shares, representing approximately 39.5% of our outstanding shares, to financial institutions as collateral for borrowings under financing arrangements. If Abengoa defaulted on any of these financing arrangements, such lenders may foreclose on the pledged shares and, as a result, Abengoa would own less than 35% of our outstanding shares and we would be in breach of covenants under the applicable project financing arrangements. If such a foreclosure occurred, we would be in breach of covenants and respective lenders would have the right to declare a default under the respective agreements and declare the entire amount to be due and payable immediately. Waivers have been requested from all parties to the project financing arrangements that contain these covenants.

In addition, our Credit Facility includes a cross-default provision related to a default by our project subsidiaries in their financing arrangements, such that a payment default by one or more of our non-recourse subsidiaries representing more than 20% of the cash available for distribution distributed in the previous four fiscal quarters could trigger a default under our Credit Facility. Additionally, under the terms of our Credit Facility, we are required to comply with (i) a maintenance leverage ratio of 5.25:1.00 of our indebtedness at the holding level to our cash available for distribution on and after January 1, 2016, and prior to January 1, 2017, and (ii) an interest coverage ratio of 2.00:1.00 of cash available for distribution to debt service payments. A payment default, including a payment default resulting from failure to pay upon acceleration after an event of default, in several of our project companies or potential delays in  distributions from several of our project companies may trigger these covenants.

If Abengoa initiates a bankruptcy filing in Spain, transactions we have entered into with Abengoa, including those related to drop-down assets, may be subject to insolvency claw-back actions and the transaction may be set aside.

Under Spanish insolvency law, the transactions a company has entered into during the two years prior to the opening of insolvency proceedings can be set aside, irrespective of whether there was intent to defraud, if those transactions are considered materially damaging to the insolvency estate. Material damage is assessed on the basis of the circumstances at the time the transaction was carried out, without the benefit of hindsight and without considering subsequent events or occurrences, including events in relation to insolvency proceedings or the request to set-aside the transaction.  Though we could be considered a “connected person” for purposes of Spanish bankruptcy proceedings (which triggers a presumption of damage), transactions we have entered into with Abengoa in the previous two years before it is declared insolvent (if such action were to take place) would not automatically be set aside. The court would consider if the transactions were detrimental to Abengoa on the terms on which they were made and the suitability of the transactions at the time they were entered into, if the transaction followed market standards and prices, had real economic value and if a transaction was carried out on the same conditions as it would have been by independent parties.

In practice, transactions that are subject to claw-back that usually affect companies in the same group relate to: (a) unjustified payments or advances from the insolvent company to another group company, (b) transfers of assets or rights by the insolvent company to another group company at an undervalue, (c) payment-in-kind arrangements in which the property another group company receives in payment is higher in value than the debt owed to it, and (d) security provided by the insolvent company for another group company’s obligations. This determination will be a question of fact before a Spanish court if Abengoa initiates a bankruptcy filing in Spain, however if any of the transactions entered into between ourselves and Abengoa, including those related to drop-downs assets, were declared invalid by a Spanish court, unless it is determined we acted in bad faith, such transaction would be unwound and we would receive back the cash paid, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

The outcome of any bankruptcy proceedings that may be initiated by Abengoa would be difficult to predict given that Abengoa is incorporated in Spain and has assets and operations in several countries around the world. In the event of any bankruptcy or similar proceeding involving Abengoa or any of its subsidiaries, bankruptcy laws other than those of Spain could apply. The rights of Abengoa’s creditors may be subject to the laws of a number of jurisdictions and such multi-jurisdictional proceedings are typically complex and often result in substantial uncertainty. In addition, the bankruptcy and other laws of such jurisdictions may be materially different from, or in conflict with, one another. If Abengoa is subject to U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of its assets, wherever located, including property situated in other countries.

A bankruptcy filing by Abengoa may permanently affect Abengoa’s operations. We cannot predict how any bankruptcy proceeding would be resolved or how our relationship with Abengoa will be affected following the initiation of any such proceedings or after the resolution of any such proceedings. Any bankruptcy proceedings initiated by Abengoa may have material adverse effects on our business, prospects, results of operations and financial condition.

We may not be able to consummate future acquisitions from Abengoa

Our ability to grow through acquisitions depends, in part, on Abengoa’s ability to present us with acquisition opportunities. On November 27, 2015, Abengoa reported that it filed a communication pursuant to article 5 bis of the Spanish Insolvency Law 22/2003 with the Mercantile Court of Seville nº 2. The filing by Abengoa was intended to initiate a process to try to reach an agreement with its main financial creditors, aimed to ensure the right framework to carry out such negotiations and provide Abengoa with financial stability in the short and medium term.

As a result, Abengoa may have financial and resource constraints limiting or eliminating its ability to continue building the concessional assets which are currently under construction and may have financial and resource constraints limiting or eliminating its ability to develop and build new concessional assets. In addition, Abengoa may sell assets under construction before they reach their commercial operation date. For these reasons, we may not be able to consummate future acquisitions from Abengoa.

Our organizational and ownership structure may create significant conflicts of interest that may be resolved in a manner that is not in our best interests or the best interests of our minority shareholders

Our organizational and ownership structure involves a number of relationships that may give rise to certain conflicts of interest between us, Abengoa and the rest of our shareholders. Three of our eight directors are affiliated with Abengoa. Although some of these persons are subject to confidentiality obligations pursuant to confidentiality agreements or implied duties of confidence, the Support Services Agreement does not contain general confidentiality provisions.

Abengoa is a related party under the applicable securities laws governing related party transactions and may have interests which differ from our interests or those of our other minority shareholders, including with respect to the types of acquisitions made, the timing and amount of dividends paid by us, the reinvestment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisors and service providers. Any material transaction between us and Abengoa (including the acquisition of any Abengoa ROFO Asset) is subject to our related party transaction policy, which requires prior approval of such transaction by a majority of the independent members of our board of directors (as discussed in “7.B—Related Party Transactions—Procedures for Review, Approval and Ratification of Related Party Transactions; Conflicts of Interest”). The existence of our related party transaction approval policy may not insulate us from derivative claims related to related party transactions and the conflicts of interest described in this risk factor. Regardless of the merits of such claims, we may be required to spend significant management time and financial resources in the defense thereof. Additionally, to the extent we fail to appropriately deal with any such conflicts, it could negatively impact our reputation and ability to raise additional funds and the willingness of counterparties to do business with us, all of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If Abengoa terminates the Support Services Agreement or the operations and maintenance agreements or defaults in the performance of its obligations under the agreements, we may be unable to contract with a substitute service provider on similar terms, or at all

We are currently in the process of finalizing the employment of all the persons who are performing support services for us on a full time basis. Until this process is complete, we continue to rely on Abengoa for certain support services under the Support Services Agreement. Abengoa or its subsidiaries currently provide certain support and administration services, information technology services as well as operating and maintenance services at most of our facilities. Any failure by Abengoa to perform its requirements under the services arrangements or under the operation and maintenance agreements, or any failure by us to identify and contract with replacement service providers, if required, could adversely affect our business or the operation of our facilities and have a material adverse effect on our business, financial condition, results of operations and cash flows.

We rely on Abengoa to provide information technology services to us that we use to operate our business, including control systems for asset management, our current ERP (SAP) used for reporting, controlling, accounting, and other support systems. We have launched a project to separate our IT systems from Abengoa’s, which we expect to complete in 9 to 12 months. However,  if Abengoa ceases to provide such services prior to this time, we may be unable to replace such services with another provider on a comparable basis without having a temporary disruption to our business.

Risks Related to the Acquisition of Kaxu, ATN2 and Solaben 1/6

The acquisition of any of Kaxu, ATN2 and Solaben 1/6 or other recently acquired assets may not achieve its intended results, and we may be unable to successfully integrate the assets and operations acquired

We have recently acquired a 51% stake in Kaxu, ATN2 and Solaben 1/6. Achieving the anticipated benefits of the acquisition of these assets is subject to a number of uncertainties, including whether the assets acquired can be integrated in an efficient and effective manner.

It is possible that the acquired assets may not perform as expected. The integration process could take longer than anticipated and could result in the disruption of each project’s ongoing businesses, processes and systems or inconsistencies in standards, controls, procedures, practices, policies and compensation arrangements, any of which could adversely affect our ability to achieve the anticipated benefits of the acquisition. The integration process is subject to a number of uncertainties, and no assurance can be given that the anticipated benefits will be realized or, if realized, the timing of their realization. Failure to achieve these anticipated benefits could result in increased costs or decreases in the amount of expected revenues and could adversely affect the combined company’s future business, financial condition, operating results and prospects. See “—Risks Related to Our Business and the Markets in Which We Operate—We may be adversely affected by risks associated with acquisitions or investments.”

Risks Related to Our Indebtedness

Our indebtedness could adversely affect our ability to raise additional capital to fund our operations or pay dividends. It could also expose us to the risk of increased interest rates and limit our ability to react to changes in the economy or our industry as well as impact our cash available for distribution

As of December 31, 2015, we had approximately (i) $5,470.7 million of total indebtedness under various project-level debt arrangements and (ii) $664.5 million of total indebtedness under our corporate arrangements, which includes the 2019 Notes and our drawdown under the Credit Facility. Our substantial debt could have important negative consequences on our financial condition, including:

•	increasing our vulnerability to general economic and industry conditions;

•	requiring a substantial portion of our cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to pay dividends to holders of our shares or to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•	limiting our ability to enter into long-term power sales, fuel purchases and swaps which require credit support;

•	limiting our ability to fund operations or future acquisitions;

•	restricting our ability to make certain distributions with respect to our shares and the ability of our subsidiaries to make certain distributions to us, in light of restricted payment and other financial covenants in our credit facilities and other financing agreements;

•	exposing us to the risk of increased interest rates because a portion of some of our borrowings (below 10% as of the date hereof) are at variable rates of interest;

•	limiting our ability to obtain additional financing for working capital, including collateral postings, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who have less debt.

The operating and financial restrictions and covenants in the indenture governing the 2019 Notes and the credit agreement governing the Credit Facility may adversely affect our ability to finance our future operations or capital needs, to engage in other business activities that may be in our interest and to execute our business strategy as we intend to do so.

The indenture governing the 2019 Notes contains covenants that limit certain of our and the guarantors’ activities, including those relating to: incurring additional indebtedness; paying dividends on, redeeming or repurchasing our capital stock; prepaying subordinated indebtedness; making certain investments; imposing certain restrictions on the ability of subsidiaries to pay dividends or other payments; creating certain liens; transferring or selling assets; merging or consolidating with other entities; entering into transactions with affiliates; and engaging in unrelated businesses. Each of the covenants is subject to a number of important exceptions and qualifications. In addition, certain of the covenants listed above will terminate before the 2019 Notes mature if at least two of the specified rating agencies assign the 2019 Notes an investment grade rating in the future and no events of default under the indenture governing the 2019 Notes exist and are continuing. Any covenants that cease to apply to us as a result of achieving investment grade ratings will not be restored, even if the credit ratings assigned to the 2019 Notes later fall below investment grade. The indenture governing the 2019 Notes also contains customary events of default (subject in certain cases to customary grace and cure periods). Generally, if an event of default occurs and is not cured within the time periods specified, the trustee or the holders of at least 25% in principal amount of the 2019 Notes then outstanding may declare all of the 2019 Notes to be due and payable immediately.

The Credit Facility contains covenants that limit certain of our and the guarantors’ activities, including those relating to: mergers; consolidations; the ability to incur additional indebtedness; sales, transfers and other dispositions of property and assets; providing new guarantees; investments; granting additional security interests, transactions with affiliates and our ability to pay cash dividends is also subject to certain standard restrictions. Additionally, we are required to comply with (i) a maintenance leverage ratio of our indebtedness at the holding level to our cash available for distribution of 5.25:1.00 on and after January 1, 2016 and prior to January 1, 2017 and 5.00:1.00 on and after January 1, 2017 and (ii) an interest coverage ratio of cash available for distribution to debt service payments of 2.00:1.00. The Credit Facility also contains customary events of default, the ability of the lenders to declare the unpaid principal amount of all outstanding loans, and interest accrued thereon, to be immediately due and payable. In addition, our Credit Facility includes a cross-default provision related to a default by our project subsidiaries in their financing arrangements, such that a payment default by one or more of our non-recourse subsidiaries representing more than 20% of the cash available for distribution distributed in the previous four fiscal quarters could trigger a default under our Credit Facility.

If we violate any of these covenants, a default may result, which, if not cured or waived, could result in the acceleration of our debt and could limit our ability to pay dividends.

The agreements governing our project-level financing contain financial and other restrictive covenants that limit our project subsidiaries’ ability to make distributions to us or otherwise engage in activities that may be in our long-term best interests. The extent of the restrictions on our subsidiaries’ ability to transfer assets to us through loans, advances or cash dividends without the consent of third parties is significant, requiring us to include condensed financial information regarding Abengoa Yield plc as part of our Annual Consolidated Financial Statements. The project-level financing agreements generally prohibit distributions from the project entities to us unless certain specific conditions are met, including the satisfaction of certain financial ratios. In addition, the project-level financing for some of our assets prohibits distributions until the first principal repayment is made. Our inability to satisfy certain financial covenants may prevent cash distributions by the particular project(s) to us and, our failure to comply with those and other covenants could result in an event of default which, if not cured or waived, may entitle the related lenders to demand repayment or enforce their security interests, which could have a material adverse effect on our business, results of operations, financial condition and cash flows. In addition, failure to comply with such covenants, including covenants under our 2019 Notes and the Credit Facility, may entitle the related noteholders or lenders, as applicable, to demand repayment and accelerate all such indebtedness. If our project-level subsidiaries are unable to make distributions, it would likely have a material adverse effect on our ability to pay dividends to holders of our shares.

Letter of credit facilities or personal guarantees to support project-level contractual obligations generally need to be renewed, at which time we will need to satisfy applicable financial ratios and covenants. If we are unable to renew the letters of credit as expected or replace them with letters of credit under different facilities on favorable terms or at all, we may experience a material adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, such inability may constitute a default under certain project-level financing arrangements, restrict the ability of the project-level subsidiary to make distributions to us and/or reduce the amount of cash available at such subsidiary to make distributions to us.

In addition, our ability to arrange financing, either at the corporate level or at a non-recourse project-level subsidiary, and the costs of such capital, are dependent on numerous factors, including:

•	general economic and capital market conditions;

•	credit availability from banks and other financial institutions;

•	investor confidence in us, our partners and Abengoa, as our largest shareholder;

•	final outcome of Abengoa pre-insolvency proceedings;

•	our financial performance and the financial performance of our subsidiaries;

•	our level of indebtedness and compliance with covenants in debt agreements;

•	maintenance of acceptable project credit ratings or credit quality;

•	cash flow; and

•	provisions of tax and securities laws that may impact raising capital.

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

Potential future defaults by our subsidiaries, Abengoa or other persons could adversely affect us

All of our subsidiaries finance project assets and significant investments, including capital expenditures typically relating to contracted assets and concessions, primarily under loan agreements and related documents which, except as noted below, require the loans to be repaid solely from the revenue of the project being financed thereby, and provide that the repayment of the loans (and interest thereon) is secured solely by the shares, physical assets, contracts and cash flow of that project company. This type of financing is usually referred to herein as “project debt.” As of December 31, 2015, we had $5,470.7 million of outstanding indebtedness under various project-level debt arrangements.

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

The financing arrangements of some of our project subsidiaries (Solana, Mojave, Kaxu and Cadonal) contain cross-default provisions related to Abengoa. Defaults by Abengoa, subject to certain threshold amounts, could trigger defaults under such project financing arrangements. These cross-default provisions expire progressively over time, remaining in place until the termination of the obligations of Abengoa under such project financing arrangements. We are currently in discussions with our project finance lenders about developments at Abengoa. Although we do not expect the credit entities to use the cross-default provisions to request an acceleration of debt, the project companies did not have as of December 31, 2015, what International Accounting Standards define as an unconditional right to defer the settlement of the debt for at least twelve months after that date and therefore the debt has been presented as current in the Consolidated Financial Statements. See note 15 to our Consolidated Financial Statements.

Our Credit Facility does not include a cross-default provision related to Abengoa. It includes, however, a cross-default provision related to a default by our project subsidiaries in their financing arrangements, such that a payment default by one or more of our non-recourse subsidiaries representing more than 20% of the cash available for distribution distributed in the previous four fiscal quarters could trigger a default under our Credit Facility.

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

Risks Related to Ownership of our Shares

We may not be able to pay a specific or increasing level of cash dividends to holders of our shares in the future

The amount of our cash available for distribution principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the level and timing of capital expenditures we make;

•	the level of our operating and general and administrative expenses, including reimbursements to Abengoa for services provided to us in accordance with the Support Services Agreement;

•	seasonal variations in revenues generated by the business;

•	operational performance of our assets;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	our ability to borrow funds;

•	restrictions contained in our debt agreements (including our project-level financing); and

•	other business risks affecting our cash levels.

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

Dividends to holders of our shares will be paid at the discretion of our board of directors. Our board of directors may decrease the level of or entirely discontinue payment of dividends. Our board of directors may change our dividend policy at any point in time or modify the dividend for specific quarters following prevailing conditions. For a description of additional restrictions and factors that may affect our ability to pay cash dividends, please see “Item 8.A—Consolidated Statements and Other Financial Information—Dividend Policy.”

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

Market volatility may affect the price of our shares and the value of your investment

The market for securities issued by issuers such as us is influenced by economic and market conditions and, to varying degrees, market conditions, interest rates, currency exchange rates and inflation rates in other countries. There can be no assurance that events in the United States, Latin America, Europe, the Middle East and Africa or elsewhere will not cause market volatility or that such volatility will not adversely affect the price of the shares or that economic and market conditions will not have any other adverse effect. Fluctuations in interest rates may give rise to arbitrage opportunities based upon changes in the relative value of the shares. Any trading by arbitrageurs could, in turn, affect the trading price of the shares. In the past there has been correlation between the price of our shares the price of oil and the price of shares of master limited partnerships, or MLPs, and a decline in the price of oil or MLP shares could cause a decline in the price of our shares. Securities markets in general may experience extreme volatility that is unrelated to the operating performance of particular companies. Any broad market fluctuations may adversely affect the trading of our shares.

In addition, the market price of our shares may fluctuate in the event of negative developments in Abengoa the termination of the ROFO Agreement, the Support Services Agreement or additions or departures of our key personnel, changes in market valuations of similar companies or Abengoa and/or speculation in the press or investment community regarding us or Abengoa.

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

Future sales of our shares by Abengoa may cause the price of our shares to fall

The market price of our shares could decline as a result of future sales by Abengoa of its shares in the market, or the perception that these sales could occur. Abengoa currently owns 41.86% of our ordinary shares. As of December 24, 2015, Abengoa has pledged 39,530,843 of our ordinary shares, representing approximately 39.5% of our outstanding shares, to financial institutions as collateral for borrowings under financing arrangements. If Abengoa defaults on any of these financing arrangements, such lenders may foreclose on the shares and sell the shares in the market. Future sales of substantial amounts of the shares and/or equity-related securities in the public market, or the perception that such sales could occur, could adversely affect prevailing trading prices of the shares and could impair our ability to raise capital through future offerings of equity or equity-related securities. The price of the shares could be depressed by investors’ anticipation of the potential sale in the market of substantial additional amounts of shares. Disposals of shares could increase the number of shares being offered for sale in the market and depress the trading price of our shares.

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

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation organized in Delaware

We are incorporated under English law. The rights of holders of our shares are governed by English law, including the provisions of the UK Companies Act 2006, and by our articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations organized in Delaware. The principal differences are set forth in “Item 10.B—Memorandum and Articles of Association.”

Provisions in the UK City Code on Takeovers and Mergers may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our shareholders

The UK City Code on Takeovers and Mergers, or the Takeover Code, applies, among other things, to an offer for a public company whose registered office is in the United Kingdom and whose securities are not admitted to trading on a regulated market in the United Kingdom if the company is considered by the Panel on Takeovers and Mergers, or the Takeover Panel, to have its place of central management and control in the United Kingdom. This is known as the “residency test.” The test for central management and control under the Takeover Code is different from that used by the UK tax authorities. Under the Takeover Code, the Takeover Panel will determine whether we have our place of central management and control in the United Kingdom by looking at various factors, including the structure of our board of directors, the functions of the directors and where they are resident.

If at the time of a takeover offer the Takeover Panel determines that we have our place of central management and control in the United Kingdom, we would be subject to a number of rules and restrictions, including but not limited to the following: (1) our ability to enter into deal protection arrangements with a bidder would be extremely limited; (2) we may not, without the approval of our shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (3) we would be obliged to provide equality of information to all bona fide competing bidders.

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

Our future tax liability may be greater than expected if we do not utilize net operating losses or net operating loss carryforwards sufficient to offset our taxable income

We expect to generate net operating losses and net operating loss carryforwards (collectively, “NOLs”) that we can use to offset future taxable income. Based on our current portfolio of assets, which include renewable assets that benefit from an accelerated tax depreciation schedule, and subject to potential tax audits, which may result in income, sales, use or other tax obligations, we do not expect to pay significant taxes for a period of approximately 10 years, with the exception of ACT in Mexico, where we do not expect to pay significant income taxes until the fifth or sixth year after our IPO once we use existing NOLs.

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

Our ability to use U.S. NOLs to offset future income may be limited

Our ability to use U.S. NOLs generated in the future could be limited if we were to experience an “ownership change” as defined under Section 382 of the U.S. Internal Revenue Code of 1986, as amended, or the IRC, and similar state rules. In general, an “ownership change” would occur if our “5-percent shareholders,” as defined under Section 382 of the IRC, collectively increased their ownership in us by more than 50 percentage points over a rolling three-year period. A corporation that experiences an ownership change will generally be subject to an annual limitation on the use of its pre-ownership change U.S. NOLs equal to the equity value of the corporation immediately before the ownership change, multiplied by the long-term tax-exempt rate for the month in which the ownership change occurs, and increased by a certain portion of any “built-in-gains.” The long-term tax-exempt rate for February 2016 is 2.65%. Future sales of our shares by Abengoa, or sales of shares of Abengoa, as well as future issuances by us or Abengoa could contribute to a potential ownership change. In any case, in the event that section 382 would be applicable on our U.S. NOLs as a consequence of a potential ownership change, it is likely the NOLs could still be utilized because of this limitation would not negatively impact on our U.S. assets according to the provisions contained in that section.

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

If we are a passive foreign investment company for U.S. federal income tax purposes for any taxable year, U.S. Holders of our shares could be subject to adverse U.S. federal income tax consequences

If Abengoa Yield were a “passive foreign investment company” within the meaning of Section 1297 of the IRC (a “PFIC”) for any taxable year during which a U.S. Holder holds our shares, certain adverse U.S. federal income tax consequences may apply to the U.S. Holder. Abengoa Yield does not believe that it was a PFIC for its 2015 taxable year and does not expect to be a PFIC for U.S. federal income tax purposes for its current taxable year or in the foreseeable future. However, PFIC status depends on the composition of a company’s income and assets and the fair market value of its assets (including, among others, less than 25% owned equity investments) from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Accordingly, there can be no assurance that Abengoa Yield will not be considered a PFIC for any taxable year.

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

We were incorporated in England and Wales as a private limited company on December 17, 2013 by Abengoa under the name “Abengoa Yield Limited.” On March 19, 2014, we were re-registered as a public limited company, under the name “Abengoa Yield plc.” On January 7, 2016, we changed our corporate brand to Atlantica Yield. Our shares will continue to be listed on the NASDAQ Global Select Market under the symbol “ABY” and we will change our legal name once approved by the shareholders at our next annual general meeting, which we expect to hold in May 2016.

The address of our principal executive offices is Great West House, GW1, 17th floor, Great West Road, Brentford, United Kingdom TW8 9DF, and our phone number is + 44 203 547 8055.

We are a total return company that owns, manages, and acquires renewable energy, conventional power, electric transmission lines and water revenue-generating assets, focused on North America (the United States and Mexico), South America (Peru, Chile, Brazil and Uruguay) and EMEA (Spain, Algeria and South Africa). We also intend to expand to certain countries in the Middle East, maintaining North America, South America and Europe as our core geographies.

On June 12, 2014, we completed our IPO and listed our shares on the NASDAQ Global Select Market under the symbol “ABY.” Prior to the consummation of our IPO, Abengoa transferred to us ten assets representing an initial portfolio comprising 710 MW of renewable energy generation, 300 MW of conventional power generation and 1,018 miles of electric transmission lines and an exchangeable preferred equity investment in ACBH. The assets in the initial portfolio consisted of:

•	Renewable energy assets include (i) two solar power plants in the United States, Solana and Mojave, each with a gross capacity of 280 MW; (ii) one on-shore wind farm in Uruguay, Palmatir, with a gross capacity of 50 MW; and (iii) a solar power complex in Spain, Solaben 2/3, with a gross capacity of 100 MW.

•	Conventional power asset consist of ACT Energy Mexico, or ACT, a 300 MW cogeneration plant in Mexico.

•	Electric transmission lines in the initial portfolio consist of (i) two lines in Peru, ATN and ATS, spanning a total of 931 miles; and (ii) three lines in Chile, Quadra 1, Quadra 2, and Palmucho, spanning a total of 87 miles.

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

On November 18, 2014, we completed the acquisition of a 74% stake in Solacor 1/2, a solar power asset in Spain with a capacity of 100 MW; on December 4, 2014, we completed the acquisition of PS10/20, a solar power asset in Spain with a capacity of 31 MW; and on December 29, 2014, we completed the acquisition of Cadonal, an on-shore wind farm in Uruguay with a capacity of 50 MW. See “Item 4.B—Business Overview—Our Operations—Renewable Energy” for a description of such assets. The total purchase price paid for these assets amounted to $312 million.

On January 22, 2015, Abengoa closed an underwritten public offering and sale of 10,580,000 of our ordinary shares for total proceeds of $327,980,000 (or $31 per share) before underwriting fees and expenses. As of the date of this annual report, Abengoa owns 41.86% of our ordinary shares.

On February 3, 2015, we completed the acquisition of a 25.5% stake in Honaine and a 34.2% stake in Skikda, two desalination plants in Algeria with an aggregate capacity of 10.5 M ft3 per day. On February 23, 2015, we completed the acquisition of a 29.6% stake in Helioenergy 1/2, a solar power asset in Spain with a capacity of 100 MW. The total purchase price paid for these assets amounted to $94 million.

On May 13, 2015 and May 14, 2015, we completed the acquisition of Helios 1/2, a 100 MW solar complex and Solnova 1/3/4, a 150 MW solar complex, each in located in Spain. On May 25, 2015, we completed the acquisition of the remaining 70.4% stake in Helioenergy 1/2. On July 30, 2015, we completed the acquisition of Kaxu, a 100 MW solar plant in South Africa. The total purchase price paid for these assets amounted to $682 million.

On June 25, 2015, we completed the acquisition of ATN2, an 81-mile transmission line in Peru from Abengoa and Sigma, a third-party financial investor in the project. On September 30, 2015, we completed the acquisition of Solaben 1/6, a 100 MW solar complex in Spain. On January 7, 2016, we completed the acquisition of a 13% stake in Solacor 1/2, a 100 MW solar complex where we already owned a 74% stake. The total purchase price paid for these assets amounted to $378 million.

B.	Business Overview

Overview

We are a total return company that owns, manages, and acquires renewable energy, conventional power, electric transmission lines and water revenue-generating assets, focused on North America (the United States and Mexico), South America (Peru, Chile, Brazil and Uruguay) and EMEA (Spain, Algeria and South Africa).

As of the date of this annual report, we own or have interests in 20 assets, comprising 1,441 MW of renewable energy generation, 300 MW of conventional power generation, 10.5 M ft3 per day of water desalination and 1,099 miles of electric transmission lines, as well as an exchangeable preferred equity investment in ACBH. Each of the assets we own has a project-finance agreement in place. All of our assets have contracted revenues (regulated revenues in the case of our Spanish assets) with low-risk off-takers and collectively have a weighted average remaining contract life of approximately 22 years as of December 31, 2015.

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

We are focused on high-quality, newly-constructed and long-life facilities with creditworthy counterparties that we expect will produce stable, long-term cash flows. We will seek to grow our cash available for distribution and our dividend to shareholders through organic growth and by acquiring new contracted assets from our current sponsor, Abengoa, from third parties and from potential new future sponsors.

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

Additionally, we plan to sign similar agreements with other developers or asset owners. In addition, we expect to acquire assets from third parties leveraging the local presence and network we have in the geographies and sectors in which we operate.

With this business model, our objective is to pay a consistent and growing cash dividend to shareholders that is sustainable on a long-term basis. We expect to distribute a very high percentage of our cash available for distribution as cash dividends and we will seek to increase such cash dividends over time through organic growth and as we acquire assets with characteristics similar to those in our current portfolio.

Pursuant to our cash dividend policy, we pay a cash dividend each quarter to holders of our shares. In 2015, we have paid total dividends of $1.4292 per share to our shareholders. On March 16, 2015, we paid a dividend of $0.2592 per share to shareholders of record February 28, 2015. On June 15, 2015, we paid a dividend of $ 0.34 per share to shareholders of record May 29, 2015. On September 15, 2015, we paid a dividend of $ 0.40 per share to shareholders of record August 30, 2015. On December 16, 2015, we paid a dividend of $0.43 per share to shareholders of record as of November 30, 2015, and from that amount we retained $9 million of the dividend attributable to Abengoa in accordance with the provisions of the parent support agreement. See “Business Overview—Electric Transmission—Exchangeable Preferred Equity Investment in Abengoa Concessoes Brasil Holding.”

Based on the acquisition opportunities available to us], we believe that we will have the opportunity to grow our cash available for distribution in a manner that would allow us to increase our cash dividends per share over time. Prospective investors should read “Item 5.B—Liquidity—Liquidity and Capital Resources—Cash dividends to investors” and “Item 3.D—Risk Factors,” including the risks and uncertainties related to our forecasted results, acquisition opportunities and growth plan, in their entirety.

Purpose of Atlantica Yield

We intend to create value for our shareholders by seeking to (i) achieve recurrent and growing dividends to investors valuing long-term contracted assets and (ii) increase to grow our cash available for distribution and our cash dividends paid to shareholders by acquiring new contracted assets from its current sponsor, Abengoa, from third parties and from potential new future sponsors.

Current Operations

We own a diversified portfolio of contracted assets across the renewable energy, conventional power, electric transmission line and water sectors in North America (the United States and Mexico), South America (Peru, Chile, Uruguay and Brazil) and EMEA (Spain, Algeria and South Africa). We intend to expand to certain countries in the Middle East, maintaining North America, South America and Europe as our core geographies. Our portfolio consists of 12 renewable energy assets, a natural gas-fired cogeneration facility, several electric transmission lines and minority stakes in two water desalination plants, all of which are fully operational. In addition, we own an exchangeable preferred equity investment in ACBH, a subsidiary holding company of Abengoa that is engaged in the development, construction, investment and management of contracted concessions in Brazil, consisting mostly of electric transmission lines. All of our assets have contracted revenues (regulated revenues in the case of our Spanish assets) with low-risk offtakers and collectively have a weighted average remaining contract life of approximately 22 years as of December 31, 2015. We expect that the majority of our cash available for distribution over the next four years will be in U.S. dollars, indexed to the U.S. dollar or in euros. We intend to use currency hedging contracts to maintain a ratio of 90% of our cash available for distribution denominated in U.S. dollars. Approximately 89% of our project-level debt is hedged against changes in interest rates through an underlying fixed rate on the debt instrument or through interest rate swaps, caps or similar hedging instruments.

The following table provides an overview of our current assets (excluding our exchangeable preferred equity investment in ACBH):

Assets	Type	Ownership	Location	Currency(1)	Capacity (Gross)	Offtaker	Counterparty Credit Rating (2)	COD	Contract Years Left
Solana	Renewable (Solar)	100% Class B(3)	Arizona (USA)	U.S. dollar	280 MW	APS	A-/A2/A	4Q 2013	28
Mojave	Renewable (Solar)	100%	California (USA)	U.S. dollar	280 MW	PG&E	BBB/Baa1/ BBB+	4Q 2014	24
Solaben 2/3(4)	Renewable (Solar)	70%(5)	Spain	Euro	2x50 MW	Wholesale market/ Spanish Electric System	BBB/Baa2/ BBB+	2Q 2012 & 4Q 2012	22 / 21
Solacor 1/2(6)	Renewable (Solar)	87%(7)	Spain	Euro	2x50 MW	Wholesale market/ Spanish Electric System	BBB+/Baa2/ BBB+	2Q 2012 & 4Q 2012	21 / 21
PS10/20(8)	Renewable (Solar)	100%	Spain	Euro	31 MW	Wholesale market/ Spanish Electric System	BBB+/Baa2/ BBB+	1Q 2007 & 2Q 2009	16 / 18
Helioenergy 1/2(9)	Renewable (Solar)	100%	Spain	Euro	2x50 MW	Wholesale market/ Spanish Electric System	BBB+/Baa2/ BBB+	3Q 2011 & 4Q 2011	22 / 22
Helios 1/2(10)	Renewable (Solar)	100%	Spain	Euro	2x50 MW	Wholesale market/ Spanish Electric System	BBB+/Baa2/ BBB+	2Q 2012 & 3Q2012	21 / 22
Solnova 1/3/4(11)	Renewable (Solar)	100%	Spain	Euro	3x50 MW	Wholesale market/ Spanish Electric System	BBB+/Baa2/ BBB+	2Q 2010 & 2Q 2010 & 3Q 2010	19 / 19 / 20
Solaben 1/6(12)	Renewable (Solar)	100%	Spain	Euro	2x50 MW	Wholesale market/ Spanish Electric System	BBB+/Baa2/ BBB+	3Q 2013	23 / 23
Kaxu	Renewable (Solar)	51%(13)	South Africa	Rand	100 MW	Eskom	BBB-/Baa2/BBB(14)	1Q 2015	19
Palmatir	Renewable (Wind)	100%	Uruguay	U.S. dollar	50 MW	Uruguay	BBB-/Baa2/ BBB-(15)	2Q 2014	18
Cadonal	Renewable (Wind)	100%	Uruguay	U.S. dollar	50 MW	Uruguay	BBB-/Baa2/ BBB-(15)	4Q 2014	19
ACT	Conventional Power	100%	Mexico	U.S. dollar	300 MW	Pemex	BBB+/Baa1/ BBB+	2Q 2013	17
ATN	Transmission Line	100%	Peru	U.S. dollar	362 Miles	Peru	BBB+/A3/ BBB+	1Q 2011	25
ATS	Transmission Line	100%	Peru	U.S. dollar	569 Miles	Peru	BBB+/A3/ BBB+	1Q 2014	28
ATN2	Transmission Line	100%	Peru	U.S. dollar	81 miles	Las Bambas	Not rated	2Q 2015	17
Quadra 1	Transmission Line	100%	Chile	U.S. dollar	43 Miles	Sierra Gorda	Not rated	2Q 2014	19
Quadra 2	Transmission Line	100%	Chile	U.S. dollar	38 Miles	Sierra Gorda	Not rated	1Q 2014	19
Palmucho	Transmission Line	100%	Chile	U.S. dollar	6 Miles	Endesa Chile(16)	BBB+/Baa2/ BBB+	4Q 2007	22
Honaine	Water	25.5%(17)	Algeria	U.S. dollar	7 M ft3/day	Sonatrach	Not rated	3Q 2012	22
Skikda	Water	34.2%(18)	Algeria	U.S. dollar	3.5 M ft3/day	Sonatrach	Not rated	1Q 2009	18

Notes:—
(1)	Certain contracts denominated in U.S. dollars are payable in local currency.

(2)	Reflects the counterparty’s issuer credit ratings issued by Standard & Poor’s Ratings Services, or S&P, Moody’s Investors Service Inc., or Moody’s, and Fitch Ratings Ltd, or Fitch.

(3)	On September 30, 2013, Liberty Interactive Corporation agreed to invest $300 million in Class A shares of Arizona Solar Holding, the holding company of Solana, in exchange for a share of the dividends and the taxable loss generated by Solana. See note 1 to our Annual Consolidated Financial Statements.

(4)	Solaben 2 and Solaben 3 are separate special purpose vehicles with separate agreements, but they are treated as a single platform.

(5)	Itochu Corporation, a Japanese trading company, holds 30% of the shares in each of Solaben 2 and Solaben 3.

(6)	Solacor 1 and Solacor 2 are separate special purpose vehicles with separate agreements but they are treated as a single platform.

(7)	JGC Corporation, a Japanese engineering company, holds 13% of the shares in each of Solacor 1 and Solacor 2.

(8)	PS10 and PS20 are separate special purpose vehicles with separate agreements but they are treated as a single platform.

(9)	Helioenergy 1 and Helioenergy 2 are separate special purpose vehicles with separate agreements but they are treated as a single platform.

(10)	Helios 1 and Helios 2 are separate special purpose vehicles with separate agreements but they are treated as a single platform.

(11)	Solnova 1, Solnova 3 and Solnova 4 are separate special purpose vehicles with separate agreements but they are treated as a single platform.

(12)	Solaben 1 and Solaben 2 are separate special purpose vehicles with separate agreements, but they are treated as a single platform.

(13)	Industrial Development Corporation of South Africa owns 29% and Kaxu Community Trust owns 20% of Kaxu.

(14)	Refers to the credit rating of the Republic of South Africa.

(15)	Refers to the credit rating of Uruguay, as UTE is unrated.

(16)	Refers to Empresa Nacional de Electricidad, S.A., or Endesa Chile, which is owned by the Enel Group.

(17)	Algerian Energy Company, SPA owns 49% of Honaine and Sadyt owns the remaining 25.5%.

(18)	Algerian Energy Company, SPA owns 49% of Skikda and Sadyt owns the remaining 16.8%.

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

Additionally, we own the following solar power plants in Spain with a total gross capacity of 681 MW: (i) Solaben 2/3, a 100 MW solar power complex (with an option to purchase such shares for one euro during a four-year term), (ii) Solacor 1/2, a 100 MW solar power complex (with an option to purchase such shares for one euro during a four-year term) and (iii) PS10/20, a 31 MW solar power complex, (iv) Helioenergy 1/2, a 100 MW solar power complex, (v) Helios 1/2, a 100 MW solar power complex, (vi) Solnova 1/3/4, a 150 MW solar power complex and (vii) 74.99% of the shares and a 30-year usufruct of the economic rights of the remaining 25.01% of the shares of Solaben 1/6, a 100 MW solar power complex in Spain. All such projects receive market and regulated revenues under the economic framework for renewable energy projects in Spain.

We also own two onshore wind farms in Uruguay: Palmatir and Cadonal, each with a gross capacity of 50 MW. Each wind farm is subject to a 20-year U.S. dollar-denominated PPA with a state-owned utility company in Uruguay.

Finally, we own 51% of Kaxu, a 100 MW solar power plant in South Africa. Kaxu is a party to a 20-year PPA with Eskom, the state-owned utility company in South Africa. Kaxu reached COD in February 2015.

Conventional Power: Our conventional power asset consists of ACT, a 300 MW cogeneration plant in Mexico. ACT is a party to a 20-year take-or-pay contract with Petroleos Mexicanos S.A. de C.V., or Pemex, for the sale of electric power and steam. Pemex also supplies the natural gas required for the plant at no cost to ACT, which insulates the project from natural gas price variations.

Electric Transmission: Our electric transmission assets consist of (i) three lines in Peru, ATN, ATN2 and ATS, spanning a total of 1,012 miles; (ii) three lines in Chile, Quadra 1, Quadra 2 and Palmucho, spanning a total of 87 miles and (iii) an exchangeable preferred equity investment in ACBH, a subsidiary holding company of Abengoa that is engaged in the development, construction, investment and management of contracted concessions in Brazil, comprised mostly of transmission lines.

ATN and ATS are subject to a U.S. dollar-denominated 30-year contract with the Ministry of Energy of the Government of Peru. ATN2 is subject to a U.S. dollar-denominated 18-year contract with Las Bambas mining company, which is owned by a partnership consisting of subsidiaries of China Minmetals Corporation, Guoxin International Investment Co. Ltd and CITIC Metal Co. Ltd, and reached COD in June 2015. Quadra 1 and Quadra 2 are subject to a concession contract with Sierra Gorda SCM, a mining company owned by Sumitomo Corporation, Sumitomo Metal Mining and KGHM Polska Mietz. Palmucho is a six-mile electric transmission line and substation subject to a private concession agreement with a utility, Endesa Chile. See “Item 4.B—Business Overview—Our Operations—Electric Transmission—Exchangeable Preferred Equity Investment in Abengoa Concessoes Brasil Holding” for details on the transmission assets held by ACBH.

Water: Our water assets consist of minority stakes in two desalination plants in Algeria, Honaine and Skikda, with an aggregate capacity of 10.5 M ft3 per day, which we acquired in February 2015. Each asset has a 30-year take-or-pay water purchase agreement with Sonatrach/Algérienne des Eaux.

Our Business Strategy

Our primary business strategy is to generate stable cash flows with our portfolio of assets, which will allow us to grow the cash dividends that we intend to pay to holders of our shares over time while ensuring the ongoing stability of our business. Our plan for executing this strategy includes the following key components:

Focus on stable, long-term contracted assets in renewable energy, conventional power generation and electric transmission lines. We intend to focus on owning and operating these types of assets, for which we possess deep know-how, extensive experience and proven systems and management processes, as well as the critical mass to benefit from operating efficiencies and scale. We expect that this will allow us to maximize value and cash flow generation going forward. We intend to maintain a diversified portfolio in the future, as we believe these technologies will undergo significant growth in our targeted geographies.

Maintain geographic diversification across three principal geographic areas. Our focus on three main markets, North America, South America and Europe, helps to ensure exposure to markets in which we believe the renewable energy, conventional power and electric transmission sectors will continue growing significantly. In addition, we have acquired assets in Algeria and South Africa and may also explore additional acquisition opportunities outside of our main geographies. We believe that a strategic exposure to international markets will allow us to pursue greater growth opportunities and achieve higher returns than if we only focus on assets located in the United States.

Increase cash available for distribution by optimizing our existing assets. Some of our assets are newly operational and we believe that we can increase the cash flow generation of these assets through further management and optimization initiatives and in some cases through repowering. See “Item 3.D—Risk Factors—Risks Related to Our Assets—Certain of our facilities are newly constructed and may not perform as expected.”

Increase cash available for distribution through the acquisition of new assets in renewable energy, conventional power and electric transmission. We will seek to grow our cash available for distribution and our dividend to shareholders by acquiring new contracted assets from our current sponsor, Abengoa, from third parties and from potential new future sponsors. We have an exclusive agreement with Abengoa, which provides us with a right of first offer on certain Abengoa’s assets in operation. The ROFO Agreement with Abengoa has provided and we expect it will continue to provide us with access to a number of acquisition opportunities that will allow us to achieve accretive growth over the next few years. Additionally, we plan to sign similar agreements with other developers or asset owners. Finally, we expect to acquire assets from third parties leveraging the local presence and network we have in the geographies and sectors where we operate. We believe that our know-how and operating expertise in our key markets together with a critical mass of assets in several geographic areas and the access to capital provided by being a listed company will permit us to successfully realize our growth plans.

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

Our Competitive Strengths

We believe that we are well positioned to execute our business strategies because of the following competitive strengths:

Stable and predictable long-term U.S. and international cash flows with attractive tax profiles. We believe that our recently-developed asset portfolio has a highly stable, predictable cash flow profile consisting of predominantly long-life electric power generation and electric transmission assets that generate revenues under long-term fixed priced contracts or pursuant to regulated rates with creditworthy counterparties. Additionally, our facilities have minimal to no fuel risk. The offtake agreements for our assets have a weighted average remaining duration of approximately 22 years as of December 31, 2015, providing long-term cash flow stability and visibility. Additionally, our business strategy and hedging policy is intended to ensure a minimum of 90% of cash available for distribution in, indexed to or hedged to the U.S. dollar. Furthermore, due to the fact that we are a U.K. resident company we should benefit from a more favorable treatment than would apply if we were a corporation in the United States when receiving dividends from our subsidiaries that hold our international assets because they should generally be exempt from U.K. taxation due to the U.K.’s distribution exemption. Based on our current portfolio of assets, which include renewable assets that benefit from an accelerated tax depreciation schedule, and current tax regulations in the jurisdictions in which we operate, we do not expect to pay significant income tax for a period of at least 10 years due to existing net operating losses, or NOLs, except for ACT in Mexico, where we do not expect to pay significant income taxes until the fifth or sixth year after our IPO once we use existing NOLs. See “Item 3.D—Risk Factors—Risks Related to Taxation—Our future tax liability may be greater than expected if we do not utilize Net Operating Losses, or NOLs, sufficient to offset our taxable income,” “Item 3.D—Risk Factors—Risks Related to Taxation—Our ability to use U.S. NOLs to offset future income may be limited” and “Item 3.D—Risk Factors—Risks Related to Taxation—Changes in our tax position can significantly affect our reported earnings and cash flows.” Furthermore, based on our current portfolio of assets, we believe that there is minimal repatriation risk in the jurisdictions in which we operate. See “Item 3.D—Risk Factors—Risks Related to Our Business and the Markets in Which We Operate—We have international operations and investments, including in emerging markets that could be subject to economic, social and political uncertainties.”

Highly diversified portfolio by geography and technology. We believe that our strategic exposure to international markets will allow us to pursue greater growth opportunities and achieve higher returns than we would if we had a narrow geographic or technological focus. Our portfolio of assets uses technologies that we expect to benefit from long-term trends in the electricity sector. Our renewable energy generation assets generate low or no emissions and serve markets where we expect growth in demand in the future. Additionally, our electric transmission lines connect electricity systems to key areas in their respective markets and we expect significant electric transmission investment in our geographies. As a result, we believe that we may be able to benefit from opportunities to repower some of our assets during the lives of our existing PPAs and to extend the terms of those contracts after current PPAs expire. We expect our well-diversified portfolio of assets by technology and geography to maintain cash flow stability.

Strong corporate governance with a majority independent board and an experienced and incentivized management team. Five of the eight members of our board of directors are independent from us and from Abengoa. We require a majority vote by our independent directors in connection with related party transactions, including acquisitions under the ROFO Agreement with Abengoa. Our management team has significant and valuable expertise in developing, financing, operating and managing renewable energy, conventional power and electric transmission assets. We believe their financial and tax management skills will help us achieve our financial targets and continue to grow on a cash accretive basis over the medium- to long-term. Additionally, we intend to encourage our executives to ensure that they focus on stable, long-term cash flow generation.

Our Operations

Renewable energy

The following table presents our renewable energy assets, all of which are operational:

Assets	Type	Location	Capacity (Gross)	Offtaker	Currency	Counterparty Credit Rating(1)	COD	Contract Years Left
Solana	Solar	Arizona	280 MW	APS	U.S. dollars	A-/A2/A	4Q 2013	28
Mojave	Solar	California	280 MW	PG&E	U.S. dollars	BBB/Baa1/BBB+	4Q 2014	24
Solaben 2/3	Solar	Spain	2x50 MW	Wholesale market/ Spanish Electric System	Euro	BBB+/Baa2/ BBB+	4Q 2012 & 2Q 2012	22 / 21
Solacor 1/2	Solar	Spain	2x50 MW	Wholesale market/ Spanish Electric System	Euro	BBB+/Baa2/ BBB+	2Q 2012 & 4Q 2012	21 / 21
PS10/20	Solar	Spain	31 MW	Wholesale market/ Spanish Electric System	Euro	BBB+/Baa2/ BBB+	1Q 2007 & 4Q 2009	16 / 18
Helioenergy 1/2	Solar	Spain	2x50 MW	Wholesale market/ Spanish Electric System	Euro	BBB+/Baa2/ BBB+	2Q 2012 & 4Q 2012	22 / 22
Helios 1/2	Solar	Spain	2x50 MW	Wholesale market/ Spanish Electric System	Euro	BBB+/Baa2/ BBB+	2Q 2012 & 4Q 2012	21 / 22
Solnova 1/3/4	Solar	Spain	3x50 MW	Wholesale market/ Spanish Electric System	Euro	BBB/Baa2/ BBB+	2Q 2012 & 4Q 2012	19 / 19 / 20
Solaben 1/6	Solar	Spain	2x50 MW	Wholesale market/ Spanish Electric System	Euro	BBB+/Baa2/ BBB+	3Q 2013	23 /23
Kaxu	Solar	South Africa	100 MW	Eskom	Rand	BBB-/Baa2/BBB(2)	1Q 2015	19
Palmatir	Wind	Uruguay	50 MW	UTE	U.S. dollars	BBB-/Baa2/ BBB-(3)	2Q 2014	18
Cadonal	Wind	Uruguay	50 MW	UTE	U.S. dollars	BBB-/Baa2/ BBB-(3)	4Q 2014	19

Notes:—
(1)	Reflects counterparty’s issuer credit ratings issued by S&P, Moody’s and Fitch.
(2)	Refers to the credit rating of the Republic of South Africa.
(3)	Refers to the credit rating of Uruguay, as UTE is unrated.

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

Solana relies on a conventional parabolic trough solar power system to generate electricity. The parabolic trough technology has been utilized for over 25 years at the Solar Electric Generating Systems, SEGS, facilities located in the Mojave Desert in Southern California. Our 13 50-MW parabolic trough facilities in Spain have also used this technology since 2010. Solana produces electricity by means of an integrated process using solar energy to heat a synthetic petroleum-based fluid in a closed-loop system that, in turn, heats water to create steam to drive a conventional steam turbine. Solana employs a two-tank molten salt thermal energy storage system that provides an additional six hours of solar dispatchability to increase its efficiency. This type of storage system has been in operation in several commercial plants in Spain since March 2009 and is also similar to the Abengoa’s demonstration plant at its Solucar Platform in Seville that has been in operation since February 2009.

Abengoa Solar US Holdings Inc., the entity through which we indirectly invest in Solana, is not expected to pay U.S. federal income taxes in the next 10 years due to the relevant NOLs and NOL carryforwards generated by the application of tax incentives established in the United States, in particular MACRS accelerated depreciation.

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

APS is a load serving utility based in Phoenix, Arizona. APS has senior unsecured credit ratings of A- from S&P, A2 from Moody’s and A from Fitch.

The PPA was initially executed in February 2008 and received final approval from the Arizona Corporation Commission in December 2008. The PPA was most recently amended and restated in December 2010. The PPA expires on October 9, 2043.

Engineering, Procurement and Construction Agreements. The construction of Solana was carried out by subsidiaries of Abengoa under an arm’s-length, fixed-price and date-certain engineering, procurement and construction contract, or an EPC contract, that was executed on December 20, 2010. Abengoa completed construction of Solana on October 9, 2013. The EPC contract provides a three-year performance guarantee for the benefit of financing parties. The EPC contract contains warranties that protect Arizona Solar against defects in design, materials and workmanship for one year after completion and under these warranties Abengoa is required to conduct certain repairs and improvements to ensure the plant reaches its technical capacity. Abengoa constructed Solana using equipment from leading suppliers, including two 140 MW (gross) steam turbines supplied by Siemens.

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

Operations & Maintenance. ASI Operations LLC, or ASI Operations, a wholly-owned subsidiary of Abengoa, provides operations and maintenance, or O&M, services for Solana, focused exclusively on personnel. ASI Operations has agreed to operate the facility in accordance with prudent utility practices, to ensure compliance with all applicable government and agency permits, licenses, approvals and PPA terms, and to assist Arizona Solar in connection with the procurement of all necessary support and ancillary services. The Operations and Maintenance Agreement, or an O&M agreement, between ASI Operations and Arizona Solar is a 30-year cost-reimbursable contract with a fixed fee of $480,000 per year, which is indexed to U.S. CPI, and a variable fee that Arizona Solar will pay in periods when the project’s annual net operating profits exceed the target annual net operating profit. Payments to third-party suppliers are made directly by Arizona Solar. We expect that the variable fee will provide ASI Operations with a significant long-term interest in the success of the project, which we expect will align its interests with those of Arizona Solar.

Project Level Financing. Arizona Solar executed a loan guarantee agreement with the DOE on December 20, 2010 to provide a loan guarantee in connection with a two-tranche loan of approximately $1.445 billion from the Federal Financing Bank, or FFB. The FFB loan had a short-term tranche of $450 million as of December 31, 2013 that was repaid in April 2014 with the proceeds from the Investment Tax Credit Cash Grant, or ITC Cash Grant, that the project has received from the U.S. Treasury. The FFB loan has a long-term tranche payable over a 29-year term with the cash generated by the project. The principal balance of this tranche was $942 million as of December 31, 2015. The loan is denominated in U.S. dollars. The FFB loan has a fixed average interest rate of 3.56%.

The financing arrangement permits dividend distributions on a semi-annual basis after the first principal repayment of the long-term tranche, as long as the debt service coverage ratio for the previous four fiscal quarters is at least 1.20x and the projected debt service coverage ratio for the next four fiscal quarters is at least 1.20x.

Partnerships. On September 30, 2013, Abengoa entered into an agreement with Liberty Interactive Corporation, or Liberty, pursuant to which Liberty agreed to invest $300 million in Class A membership interests of ASO Holdings Company LLC, the parent of Arizona Solar, in exchange for a share of the dividends and the taxable loss generated by the project. See note 1 to our Annual Consolidated Financial Statements for more information. All figures in this Offering Memorandum take into account Liberty’s share of dividends. Atlantica Yield indirectly owns 100% of the Class B membership interests in ASO Holdings Company LLC.

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

Mojave relies on a conventional parabolic trough solar power system to generate electricity and is similar to Solana with respect to technology and general design. The main difference between Solana and Mojave is that Mojave does not have a molten salt storage system, as the offtaker did not require one.

Mojave is not expected to pay federal income tax in the next 10 years due to the relevant NOLs and NOL carryforwards generated by the application of tax incentives established in the United States, in particular MACRS accelerated depreciation.

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

PG&E, a utility based in San Francisco, is one of the largest integrated natural gas and electric utilities in the United States. PG&E has senior unsecured credit ratings of BBB from S&P, Baa1 from Moody’s and BBB+ from Fitch.

Engineering, Procurement and Construction Agreement. The construction of Mojave was carried out by subsidiaries of Abengoa, or the contractor, under an arm’s-length, fixed-price EPC contract that was executed on September 12, 2010. Mojave issued a “full notice to proceed” on March 7, 2012 and reached COD on December 1, 2014.

The EPC contract includes a three-year performance guarantee linked to energy production. Mojave’s key equipment has been supplied by leading companies, including two twin turbines from General Electric.

Transmission and Interconnection. Mojave interconnects to the existing transmission system through Southern California Edison, or SCE, transmission lines. Mojave reached resource adequacy in September 2015, once all the requirements in the Kramer-Coolwater transmission were fulfilled.

Operations & Maintenance. ASI Operations provides O&M services for Mojave focused exclusively on personnel. Under the terms of the O&M agreement between ASI Operations and Mojave Solar, ASI Operations has agreed to operate the facility in accordance with prudent utility practices, to ensure compliance with all applicable government and agency permits, licenses, approvals and PPA terms, and to assist Mojave Solar in connection with the procurement of all necessary support and ancillary services. The O&M agreement is a cost-reimbursable contract with a combination of fixed and variable fees. Payments to third-party suppliers are made directly by Arizona Solar. The fixed fee is $500,000 per year starting in the second year of full operations and will increase by 2.5% per year. The fixed fee will be $1.0 million during the start-up year and will be $750,000 during the first year of full operations. Mojave Solar will pay the variable fee in periods when the project’s annual net operating profits exceed the target annual net operating profit. We expect that the variable fee will provide ASI Operations with a significant long-term interest in the success of the project, which we expect will align its interests with those of Mojave Solar.

Project Level Financing. Mojave Solar executed a Loan Guarantee Agreement with the DOE on September 12, 2011 to provide a loan guarantee in connection with a two-tranche FFB loan of approximately $1,202 million. The FFB loan had a short-term tranche of $336 million as of December 31, 2014 that Mojave Solar repaid in October 2015 with the proceeds from the ITC Cash Grant that the project received from the U.S. Treasury. The FFB loan has a long-term tranche payable over a 25-year term with the cash generated by the project. The principal balance of this tranche was $788 million as of December 31, 2015. The loan is denominated in U.S. dollars. The FFB loan has an average fixed interest rate of 2.75% and each disbursement is linked to the U.S. Treasury bond with the maturity of that disbursement.

The financing arrangement permits dividend distributions on a semi-annual basis after the first principal repayment of the long-term tranche, as long as the debt service coverage ratio for the previous four fiscal quarters is at least 1.20x and the projected debt service coverage ratio for the next four fiscal quarters is at least 1.20x.

Solaben 2/3

Overview. The Solaben 2 and Solaben 3 projects are two 50 MW solar power plants and are part of Abengoa’s Extremadura Solar Complex located in the municipality of Logrosan, Spain. Abengoa commenced construction of Solaben 2 and Solaben 3 in August 2010. Solaben 2 reached COD in June 2012 and Solaben 3 reached COD in October 2012. Solaben Electricidad Dos, S.A., or SE2, owns Solaben 2 and Solaben Electricidad Tres, S.A., or SE3, owns Solaben 3.

Solaben 2 and Solaben 3 each rely on a conventional parabolic trough solar power system to generate electricity. The technology is similar to the technology used in other solar power plants that we own in the United States and Spain.

According to the tax accelerated depreciation regime established by the Spanish Corporate Income Tax Act, Solaben 2 and Solaben 3 are not expected to pay significant income taxes in the next 10 years.

We hold 70% of the shares of the entity holding Solaben 2 and Solaben 3. We also have a call option to purchase such shares for one euro exercisable during a four-year term.

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

Spain has senior unsecured credit ratings of BBB+ from S&P, Baa2 from Moody’s and BBB+ from Fitch.

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

Project Level Financing. SE2 and SE3 each entered into a 20-year loan agreement with a syndicate of banks formed by the Bank of Tokyo-Mitsubishi, Mizuho, HSBC and Sumitomo Mitsui Banking Corporation on December 16, 2010. Each loan is denominated in euros. The loan for Solaben 2 was for €169.3 million and the loan for Solaben 3 was for €171.5 million. The banks providing these loans obtained commercial and political risk insurance from Nippon Export and Investment Insurance, which allowed for lower financing costs. The interest rate for each loan is a floating rate based on EURIBOR plus a margin of 1.5% Each loan was initially 80% hedged with the same banks providing the financing. The hedge was structured 50% through a swap set at approximately 3.7% and 50% through a cap with a 3.75% strike. In November 2013, SE2 and SE3 hedged through 2017 the remaining 20% exposure through a cap with a 0.75% strike.

The outstanding amount of these loans as of December 31, 2015 was €149 million for Solaben 2 and €151 million for Solaben 3.

The financing arrangements permit cash distribution to shareholders once per year if the audited financials for the prior fiscal year indicate a debt service coverage ratio of at least 1.10x.

Partnerships. Itochu Corporation, a Japanese trading company, holds a 30% stake in the economic rights of each of Solaben 2 and Solaben 3.

Solacor 1/2

Overview. The Solacor 1/2 project is a 100 MW solar power complex and is part of Abengoa’s El Carpio Solar Complex, located in the municipality of El Carpio, Spain. Abengoa commenced construction of Solacor 1/2 in September 2010. COD was reached in January 2012 for Solacor 1 and in March 2012 for Solacor 2. JGC Corporation, a Japanese engineering company, currently owns 13% of Solacor 1/2.

Solacor 1/2 relies on a conventional parabolic trough solar power system to generate electricity. The technology is similar to the technology used in other solar power plants that we own in Spain.

We hold 87% of the shares of the entity holding Solacor 1 and Solacor 2.

According to the tax accelerated depreciation regime established by the Spanish Corporate Income Tax Act, Solacor 1/2 is not expected to pay significant income taxes in the next 10 years.

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

Spain has senior unsecured credit ratings of BBB+ from S&P, Baa2 from Moody’s and BBB+ from Fitch.

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

Project Level Financing. Solacor 1/2 entered into 20-year loan agreements with a syndicate of banks formed by BNP Paribas, Mizuho, HSBC and SMBC on August 6, 2010. The loans are denominated in euros. The loans for Solacor 1/2 totaled €353 million. The banks providing these loans obtained commercial and political risk insurance from Nippon Export and Investment Insurance, which allowed for lower financing costs. The interest rate for the loans is a floating rate based on EURIBOR plus a margin of 1.5% The loans were initially approximately 82% hedged with the same banks providing the financing. The hedge was structured 66% through a swap set at approximately 3.20% and 34% through a cap with a 3.25% strike. The total outstanding amount of these loans as of December 31, 2015 was €302 million.

These financing arrangements permit cash distribution to shareholders once per year if the audited financials for the prior fiscal year indicate a debt service coverage ratio of at least 1.10x.

Partnerships. On December 31, 2015, JGC Corporation, a Japanese engineering company, held a 26% stake in the economic rights in Solacor 1/2. On January 7, 2016, we closed the acquisition of 13% of the shares of Solacor 1/2 from JGC Corporation, which reduced their ownership in Solacor 1/2 to 13%.

PS10/20

Overview. PS10/20 is a 31 MW solar power complex and is part of Abengoa’s Solucar Solar Complex, located in the municipality of Sanlucar la Mayor, Spain. Construction of PS10 commenced in June 2004 and construction of PS20 commenced in November 2006. PS10 reached COD in June 2007 and PS20 reached COD in April 2009.

PS10/20 is not expected to pay significant income taxes in the next 10 years due to the tax accelerated depreciation regime established by the Spanish Corporate Income Tax Act and applicable to the tax consolidation group where this project is included.

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

Spain has senior unsecured credit ratings of BBB+ from S&P, Baa2 from Moody’s and BBB+ from Fitch.

Transmission and Interconnection. PS10/20 connect to an overhead line of 66 kV from the substation of PS10/20 to the SET Sanlucar la Mayor 66 kV. This SET Sanlucar la Mayor is part of the grid of Sevillana Endesa, where the connection point of the plants is located.

Operations & Maintenance. ASE is the contractor for O&M services at PS10/20. ASE has agreed to operate the facility in accordance with prudent utility practices, ensure compliance with all applicable government and agency permits, licenses and approvals, and feed-in tariff terms, and to assist PS10/20 in connection with the procurement of all necessary support and ancillary services. Each O&M agreement is a 21-year all-in contract that expires on the 21st anniversary of COD.

Project Level Financing. PS10 entered into a 21.5-year loan agreement with a syndicate of banks formed by Bankia and Natixis on November 17, 2006. On June 14, 2007 the loan agreement was entered into a novation in order to include in the syndicate of banks the European Investment Bank and Caja de Ahorros del Mediterraneo, which was acquired by Banco Sabadell, S.A. The loan was for €43.4 million. The interest rate for the loan is a floating rate based on EURIBOR plus a margin of 1.0% to 1.10% (depending on the level of the debt service coverage ratio). The loan was initially 100% hedged with the same banks providing the financing. The hedge was structured 30% through a swap set at approximately 4.07% and 70% through a cap with a 4.25% strike. The outstanding amount of this loan as of December 31, 2015 was €30 million.

PS20 entered into a 24.5-year loan agreement with a syndicate of banks formed by Bankia and Natixis Banques Populaires, Spanish Branch on November 17, 2006. On June 14, 2007 the loan agreement was entered into a novation in order to include in the syndicate of banks the European Investment Bank and Caja de Ahorros del Mediterraneo, which was acquired by Banco Sabadell, S.A. The loan was for €94.6 million. The interest rate for the loan is a floating rate based on EURIBOR plus a margin of 1.0% to 1.10% (depending on the level of the debt service coverage ratio). The loan was initially 100% hedged with the same banks providing the financing. The hedge was structured 30% through a swap set at approximately 4.07% and 70% through a cap with a 4.25% strike. The outstanding amount of this loan as of December 31, 2015 was €74 million.

These financing arrangements permit cash distribution to shareholders once per year if the audited financials for the prior fiscal year indicate a debt service coverage ratio of at least 1.10x.

Helios 1/2

Overview. The Helios 1/2 project is a 100 MW concentrating solar power facility known as Plataforma Solar Castilla la Mancha, located in the municipality of Arenas de San Juan, Puerto Lapice and Villarta de San Juan, Spain. Helios 1 reached COD in the second quarter of 2012 and Helios 2 reached COD in the third quarter of 2012. We indirectly own 100% of Helios 1/2.

Helios 1/2 relies on a conventional parabolic trough concentrating solar power system to generate electricity. This technology is similar to the technology used in other solar power plants that we own in Spain.

According to the tax accelerated depreciation regime established by the Spanish Corporate Income Tax Act, Helios 1/2 is not expected to pay significant income taxes in the next 10 years.

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

Spain has senior unsecured credit ratings of BBB+ from S&P, Baa2 from Moody’s and BBB+ from Fitch.

Engineering, Procurement and Construction Agreement. The construction of Helios 1/2 was carried out by subsidiaries of Abengoa under an arm’s-length, fixed-price and date-certain EPC contract executed on June 30, 2011.

Transmission and Interconnection. Helios 1/2 delivers its electricity through an aerial-underground line 15 kV from the substation of the plant to a 220 kV line that ends in SET Arenas de San Juan, where the connection point of the plant is located.

Operation & Maintenance. ASE is the contractor for O&M services at Helios 1/2. ASE has agreed to operate the facility in accordance with prudent utility practices, ensure compliance with all applicable government and agency permits, licenses and approvals, and feed-in tariff terms, and to assist Helios 1/2 in connection with the procurement of all necessary support and ancillary services. The O&M agreement is a 20-year, all-in contract that expires on the 20th anniversary of the COD.

Project Level Financing. On June 6, 2011, Helios 1 entered into a 20-year loan agreement for €144.2 million with a syndicate of banks formed by Santander, Caixa Bank, Banif Investment Bank, Bankia, Kfw IPEX-Bank, Helaba and ICO. The interest rate for the loan is a floating rate based on EURIBOR (six months) plus a margin of 3.50% until August 12, 2016, plus a margin of 3.75% from August 10, 2016 to August 10, 2018 and plus a margin of 4.25% from August 10, 2018. The loan was initially approximately 75% hedged with the same banks providing the financing. The hedge was structured 100% through a swap set at approximately 3.85%

On June 6, 2011, Helios 2 entered into a 20-year loan agreement for €145.1 million with a syndicate of banks formed by Santander, Caixa Bank, Banif Investment Bank, Bankia, Kfw IPEX-Bank, Helaba and ICO. The interest rate for the loan is a floating rate based on EURIBOR (six months) plus a margin of 3.50% until August 12, 2016, plus a margin of 3.75% from August 10, 2016 to August 10, 2018 and plus a margin of 4.25% as of August 10, 2018. The loan was initially approximately 75% hedged with the same banks providing the financing. The hedge was structured 100% through a swap set at approximately 3.85%.

The total outstanding amount of these loans as of December 31, 2015 was €267 million.

The financing agreements of both plants permit cash distributions to shareholders once per year if the audited financials for the prior fiscal year indicate a debt service coverage ratio of at least 1.15x.

Helios 1/2 projects have a “cash-sweep” mechanism in the financing agreements by which all the cash generated by the projects from 2019 will be paid directly to the lenders. We expect to refinance Helios 1/2 before 2019.

Helioenergy 1/2

Overview. Helioenergy 1/2 is a 100 MW solar power complex located in Ecija, Spain. Certain Abengoa subsidiaries began construction on the Helioenergy 1/2 project in 2010 and reached COD in 2012. We indirectly own 100% of Helioenergy 1/2.

Helioenergy 1/2 relies on a conventional parabolic trough concentrating solar power system to generate electricity. This technology is similar to the technology used in other solar power plants that we own in Spain.

According to the tax accelerated depreciation regime established by the Spanish Corporate Income Tax Act, Helioenergy 1/2 is not expected to pay significant income taxes in the next 10 years.

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

Spain has senior unsecured credit ratings of BBB+ from S&P, Baa2 from Moody’s and BBB+ from Fitch.

Engineering, Procurement and Construction Agreement. Certain Abengoa subsidiaries carried out the construction of Helioenergy 1/2 under an arm’s-length, fixed-price and date-certain EPC contract executed on May 6, 2010.

Transmission and Interconnection. Helioenergy 1/2 delivers its electricity through an aerial-underground line 220 kV from the substation of the plant to a 220 kV line that ends in SET Villanueva del Rey (owned by Red Electrica de España), where the connection point of the plant is located.

Operation & Maintenance. ASE is the O&M services contractor for Helioenergy 1/2. ASE agreed to operate the facility in accordance with prudent utility practices, ensure compliance with all applicable government and agency permits, licenses and approvals, and feed-in tariff terms, and to assist Helioenergy 1/2 in connection with the procurement of all necessary support and ancillary services. The O&M agreement is a 20-year, all-in contract that expires on the 20th anniversary of the COD.

Project Level Financing. On May 6, 2010, Helioenergy 1 entered into an 18-year loan agreement for €158.2 million with a syndicate of banks consisting of Santander, Barclays Bank, Bankia, Credit Agricole CIB, Caixa Bank, Société Générale, SMBC, Banco Popular, Bankinter and Unicaja. The interest rate for the loan is a floating rate based on EURIBOR plus a margin of 3.25% The loan was initially approximately 80% hedged with the same banks providing the financing. The hedge was structured 100% through a swap set at approximately 3.8205% strike.

On May 6, 2010, Helioenergy 2 entered into a 18-year loan agreement for €158.2 million with a syndicate of banks formed by Santander, Barclays Bank, Bankia, Crédit Agricole CIB, Caixa Bank, Société Générale, SMBC, Banco Popular, Bankinter and Unicaja. The loan is denominated in euro. The interest rate for the loan is a floating rate based on EURIBOR plus a margin of 3.25% The loan was initially approximately 80% hedged with the same banks providing the financing. The hedge was structured 80% through a swap set at approximately 3.8205% strike.

As of December 31, 2015, the outstanding amount of these loans was €278 million. The financing arrangements permit cash distributions to shareholders once per year if the audited financials for the prior fiscal year indicate a debt service coverage ratio of at least 1.15x.

Solnova 1/3/4

Overview. The Solnova 1/3/4 project is a 150 MW concentrating solar power facility and a part of the Sanlucar solar platform is located in the municipality of Sanlucar la Mayor, Spain. Solnova 1 and Solnova 3 projects reached COD in the second quarter of 2010 and Solnova 4 reached COD in the third quarter of 2010. We indirectly own 100% of the Solnova 1/3/4 projects.

Solnova 1/3/4 relies on a conventional parabolic trough concentrating solar power system to generate electricity. This technology is similar to the technology used in other solar power plants that we own in Spain.

According to the tax accelerated depreciation regime established by the Spanish Corporate Income Tax Act, Solnova 1/3/4 is not expected to pay significant income taxes in the next 10 years.

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

Taking into account the minimum thresholds and the historical performance of the plants, we expect that the plants will reach the minimum generation required.

Spain has senior unsecured credit ratings of BBB+ from S&P, Baa2 from Moody’s and BBB+ from Fitch.

Engineering, Procurement and Construction Agreement. Certain Abengoa subsidiaries carried out the construction of Solnova 1/3/4 under an arm’s-length, fixed-price and date-certain EPC contract executed on October 10, 2007 for Solnova 1/3 and on July 28, 2007 for Solnova 4.

Transmission and Interconnection. Solnova 1/3/4 delivers its electricity through an aerial-underground line 66 kV from the substation of the plant to a 220 kV line that ends in SET Casaquemada, where the connection point of the plant is located.

Operation & Maintenance. ASE is the O&M services contractor for Solnova Solar Platform. ASE has agreed to operate the facility in accordance with prudent utility practices, ensure compliance with all applicable government and agency permits, licenses and approvals, and feed-in tariff terms, and to assist Solnova in connection with the procurement of all necessary support and ancillary services. The O&M agreement is a 20-year, all-in contract that expires on the 20th anniversary of COD.

Project Level Financing. On July 2, 2009, Solnova 1 entered into a 22-year loan agreement for €233.4 million with a syndicate of banks consisting of Societe Generale, Santander, Credit Agricole CIB, Natixis, Banco Sabadell (Sabadell y Dexia), Credit Industriel et Commercial, Kfw IPEX-Bank, IKB Deutsche Industriebank, SMBC, Caixa Bank, DEPFA Bank, Landesbank Baden – Wurttemberg and BEI. The interest rate for the loan is a floating rate based on EURIBOR (six months) plus a margin of 1.25% The loan was initially 80% hedged with the same banks providing the financing. The hedge was structured 100% through a swap set at approximately 4.76% strike.

On July 2, 2009, Solnova 3 entered into a 22-year loan agreement for €227.5 million with a syndicate of banks formed by Societe Generale, Santander, Credit Agricole CIB, Natixis, Banco Sabadell, Credit Industriel et Commercial, Kfw IPEX-Bank, IKB Deutsche Industriebank, SMBC, Caixa Bank, DEPFA Bank, Landesbank Baden – Wurttemberg and BEI. The interest rate for the loan is a floating rate based on EURIBOR (six months) plus a margin of 1.15% The loan was initially 80% hedged with the same banks providing the financing. The hedge was structured 30% through a swap set at approximately 4.34% cost and 70% through a cap at approximately 4.65%.

Solnova 4 entered into a 22-year loan agreement for €217.1 million with a syndicate of banks formed by Santander, Bankia, Credit Agricole CIB, Banco Sabadell (Sabadell y Dexia), ING Belgium, Kfw IPEX-Bank, Ladesbank Baden-Wurttemberg, Natixis, Societe Generale and UBI Banca on July 2, 2009. The interest rate for the loan is a floating rate based on EURIBOR (six months) plus a margin of 1.60% The loan was initially 80% hedged with the same banks providing the financing. The hedge was structured 100% through a swap set at approximately 4.87% strike.

As of December 31, 2015, the outstanding amount of these loans was €557 million.

The financing arrangements of the three plants permit cash distributions to shareholders once per year if the audited financials for the prior fiscal year indicate a debt service coverage ratio of at least 1.15x. for Solnova 1/3 and a debt service coverage ratio of at least 1.10x for Solnova 4.

Solaben 1/6

Overview. Solaben 1/6 is a 100 MW solar power facility and is part of Abengoa’s Extremadura Solar Complex. The Extremadura Solar Complex consists of four concentrating solar power plants, Solaben 1, Solaben 2, Solaben 3 and Solaben 6, and is located in the municipality of Logrosan, Spain. Solaben 1/6 reached COD in late 2013.

Solaben 1/6 relies on a conventional parabolic trough concentrating solar power system to generate electricity. This technology is similar to the technology used in other solar power plants that we own in Spain.

According to the tax accelerated depreciation regime established by the Spanish Corporate Income Tax Act, Solaben 1/6 is not expected to pay significant income taxes in the next years.

Regulation: Renewable energy projects in Spain sell the power they produce into the wholesale electricity market and receive additional payments from CNMC.

Concentrating solar power plants receive, in addition to the revenues from the sale of electricity in the market, two monthly payments in order to achieve the specific rate of return. These payments are comprised of: (i) a fixed monthly payment based on installed capacity and (ii) a variable payment based on net electricity produced. There is a maximum number of production hours per year beyond which no variable payment is received. The regulation also includes a minimum number of yearly hours of generation, under which the plant would receive no regulated payments and another higher threshold below which regulated payments would be reduced for a certain year. Those numbers are 35% and 60% of the maximum yearly hours, respectively. We expect that a plant would fail to achieve these thresholds only in cases of major breakdowns.

Engineering, Procurement and Construction Agreements: The construction of Solaben 1/6 was carried out by subsidiaries of Abengoa under arm’s-length, fixed-price and date-certain EPC contracts executed on January 23, 2012.

Transmission and Interconnection: Solaben 1/6 together with Solaben 2/3 and three plants owned by other companies, are connected to the electrical grid via common interconnection facilities that were jointly developed and are jointly owned. The interconnection facilities connect Solaben 1/6 from the SET Mesa de la Copa substation, which is located next to the Solaben projects, to the Valdecaballeros substation. The installation consists of a nodal transformer substation 220/400kV with a capacity of 600 MVA at SET Mesa de la Copa and a transmission line at 400kV of about 12 miles, which connect the nodal substation with a post of 400kV in the Valdecaballeros substation.

Spain has senior unsecured credit ratings of BBB+ from S&P, Baa2 from Moody’s and BBB+ from Fitch.

Operation & Maintenance: ASE is the O&M services contractor for Solaben 1/6. ASE has agreed to operate the facility in accordance with prudent utility practices, ensure compliance with all applicable government and agency permits, licenses and approvals, and feed-in tariff terms, and to assist Solaben 1/6 in connection with the procurement of all necessary support and ancillary services. Each O&M agreement is a 20-year, all-in contract that expires on the 20th anniversary of the COD.

Project Level Financing. On September 30, 2015, Solaben Luxembourg S.A., a holding company of the two project companies, issued a project bond for €285 million. The bonds mature in December 2034. The bonds have a coupon of 3.758% and interest are payable in semi-annual instalments on June 30 and December 31 of each year. The principal of the bonds is amortized over the life of the bonds. The bonds permit dividend distributions once per year after the first repayment of debt has occurred, if the audited financial statements for the prior fiscal year indicate a debt service coverage ratio greater than 1.30 until December 31, 2018 and greater than 1.40 after January 1, 2019. The outstanding amount of the project bonds as of December 31, 2015 was $275 million.

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

Palmatir is not expected to pay significant corporate taxes in the next 10 years due to the specific tax exemptions established by the Uruguayan government for renewable assets.

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

Project Level Financing. Palmatir signed a financing agreement on April 11, 2013 for a 20-year loan in two tranches in connection with the project. Each tranche is denominated in U.S. dollars. The first tranche is a $73 million loan from the U.S. Export Import Bank with a fixed interest rate of 3.11% The second tranche is a $40 million loan from the Inter-American Development Bank with a floating interest rate of LIBOR plus 4.125% The project hedged 80% of the floating rate loan with a swap at a rate of 2.22% with the financing bank. The combined principal balance of both tranches as of December 31, 2015 was $100 million.

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

Cadonal is not expected to pay significant corporate taxes in the next 10 years due to the specific tax exemptions established by the Uruguayan government for renewable assets.

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

Transmission and Interconnection. Cadonal connects to UTE’s grid at Trinidad Substation through a 12-mile overhead line (OHL) connecting the wind farm substation and UTE’s substation.

Operations & Maintenance. Cadonal signed an agreement with Epartir, a subsidiary of Abengoa, for the provision of operations and maintenance services for 20 years. Although this agreement covered turbine scheduled and unscheduled maintenance, supply of spare parts, wind farm monitoring and reporting, Epartir subcontracted the wind turbine O&M to the wind turbine manufacturer Gamesa.

Project Level Financing. On September 15, 2014, Cadonal executed an A/B loan agreement and a subordinated debt tranche. The first drawdown occurred on November 28, 2014. The A/B loan is denominated in U.S. dollars. The A tranche, with a tenor of 19.5 years, is a $40.5 million loan from Corporacion Andina de Fomento, or CAF, with a floating interest rate of LIBOR (six months) plus 390 bps for as long as CAF has access to funding from BankBankengruppe Kreditanstalt fur Wiederaufbau, or KfW, a German public law development institution, through its program for the development of certain climate-relevant projects. An interest rate swap was arranged in order to mitigate interest rate risk for Tranch A loan, covering the 70% of the interests through a swap set at approximately 3.29% strike. The B tranche is a $40.5 million loan from DNB Bank with a floating interest rate of LIBOR (six months) plus 365 bps for as long as CAF has access to funding from KfW, with a tenor of 17.5 years. The B tranche loan was approximately 70% hedged through swap set at approximately 3.16% strike. The subordinated debt tranche was signed with CAF in the amount of $9.1 million, with a tenor of 19.5 years and a floating interest rate of LIBOR (six months) plus 650 bps. This subordinated debt tranche may be prepaid in the future at no significant cost to improve the cash generation profile.

The combined principal balance of these loans as of December 31, 2015 was $87 million.

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

Kaxu

Overview. Kaxu Solar One Solar, or Kaxu, is a 100 MW net solar conventional parabolic trough project located in Paulputs, Northern Cape Province, South Africa. Atlantica Yield, through Abengoa Solar South Africa (Pty) Ltd, owns 51% of the Kaxu project. The project company, Kaxu Solar One (Pty) Ltd., is currently owned by us (51%), Industrial Development Corporation of South Africa (29%) and Kaxu Community Trust (20%). The project reached COD in February 2015.

Kaxu relies on a conventional concentrating parabolic trough solar power system to generate electricity. This technology is similar to the technology used in solar power plants that we own in Spain.

According to the tax accelerated depreciation regime established by the South African Corporate Income Tax Act, Kaxu is not expected to pay significant income taxes in the next years.

Power Purchase Agreement: Kaxu has a 20-year PPA with Eskom Holdings SOC Ltd., or Eskom, under a take or pay contract for the purchase of electricity up to the contracted capacity from the facility. The PPA expires in February 2035. Eskom purchases all the output of the Kaxu plant under a fixed-price formula in local currency subject to indexation to local inflation which we believe protects us from potential devaluation over the long term.

Eskom is a state-owned, limited liability company, wholly owned by the government of the Republic of South Africa. Eskom’s payment guarantees are underwritten by the South African Department of Energy, under the terms of an implementation agreement. The South African government has credit ratings of BBB-/Baa2/BBB-.

Engineering, Procurement and Construction Agreement: Certain Abengoa subsidiaries carried out the construction of Kaxu under an arm’s-length, fixed-price and date-certain engineering, procurement and construction contract. The EPC contract contains warranties that protect the owner’s consortium against defects in design, materials and workmanship for two years after completion and provides a performance guarantee of 12 consecutive and uninterrupted months within the initial 24-month period for the benefit of the project company and the financing parties.

Transmission and Interconnection: Kaxu connects at 132kV at Paulputs substation, where Eskom has established a 132kV feeder bay. A 132kV line between Paulputs substation and the Kaxu plant substation has been built.

Operations & Maintenance: Kaxu entered into a 20 year O&M Agreement with Kaxu CSP O&M Company, a company owned by a subsidiary of Abengoa Solar (92%) and Kaxu Black Employee Trust, (8%) for the operation and maintenance of the Project. The operator operates the facility in accordance with prudent utility practices, to ensure compliance with all applicable government and agency permits, licenses, approvals and PPA terms, and to assist Kaxu with the procurement of necessary support and ancillary services.

Project level Financing: Kaxu has closed long-term financing with a lenders’ group comprising local commercial banks Nedbank and RMB, local development finance institutions Industrial Development Corporation of South Africa and Development Bank of Southern Africa, as well as the International Finance Corporation for a total approximate amount of 5,860.0 million South African rand. The loan consists of senior and subordinated long-term loans payable in South African rand over an 18-year term with the cash generated by the project. The loan was initially 100% hedged through a swap with the same banks providing the financing, and the coverage is progressively reduced over the 18 years.

As of December 31, 2015, the outstanding amount of these loans was $373 million.

The financing arrangement permits dividend distributions on a semi-annual basis after the first repayment of debt has occurred, as long as the historical and projected debt service coverage ratios are at least 1.2x.

Conventional Power

The following table provides an overview of our sole conventional power asset:

Assets	Location	Capacity	Currency	Offtaker	Counterparty Credit Rating(1)	COD	Contract Years Left
ACT	Mexico	300 MW	U.S. dollars(2)	Pemex	BBB+/Baa1/ BBB+	2Q 2013	17

Notes:—
(1)	Reflects the counterparty’s issuer credit ratings issued by S&P, Moody’s and Fitch.
(2)	Payable in Mexican pesos.

ACT Energy Mexico

Overview. ACT Energy Mexico, or ACT, is a gas-fired cogeneration facility located inside the Nuevo Pemex Gas Processing Facility near the city of Villahermosa in the State of Tabasco, Mexico. It has a rated capacity of approximately 300 MW and between 550 and 800 metric tons per hour of steam. The plant includes a substation and an approximately 52-mile and 115-kilowatt transmission line. Abengoa commenced construction of ACT in October 2009 and it reached COD on April 1, 2013. ACT Energy Mexico, S. de R.L. de C.V., or ACT Energy Mexico, owns ACT.

The ACT Plant utilizes mature and proven gas combustion turbines and heat recovery technology. Specifically, the ACT Plant utilizes two GE Power & Water “F” technology natural gas-fired combustion turbines and two Cerrey, S.A. de C.V., or Cerrey, heat recovery steam generators.

ACT is not expected to pay significant income taxes until the fifth or sixth year after our IPO due to the NOLs generated during the construction phase.

Conversion Services Agreement. On September 18, 2009, ACT entered into the Pemex Conversion Services Agreement, or the Pemex CSA, with Petroleos Mexicanos, or Pemex, under which ACT is required to sell all of the plant’s thermal and electrical output to Pemex. The Pemex CSA has an initial term of 20 years from the in-service date and will expire on March 31, 2033. The parties may mutually extend the Pemex CSA for an additional 20-year period. The Pemex CSA requires Pemex to supply the facility, free of charge, with the fuel and water necessary to operate ACT and the latter has to produce electrical energy and steam requested by Pemex based on the expected levels of efficiency. The Pemex CSA is denominated in U.S. dollars. The price is fixed and will be adjusted annually, part of it according to inflation and part according to a mechanism agreed in the contract that on average over the life of the contract reflects expected inflation.

Pemex has a corporate credit rating of BBB+ by S&P, Baa1 by Moody’s and BBB+ by Fitch.

Engineering, Procurement and Construction Agreement. The construction of ACT was carried out by subsidiaries of Abengoa, which were responsible for the design, engineering, equipment procurement and construction under a turnkey EPC contract. CFE, Mexico’s Federal Electricity Commission and Pemex supervised the engineering, procurement and construction work.

Transmission and Interconnection. The Transferred Transmission Line that connects the ACT Plant to the CFE transmission grid system includes seven outgoing lines connected to the Cactus Switcheo substation. On April 1, 2013, pursuant to the terms of the Pemex CSA and as required by Mexican laws and regulations, ACT Energy Mexico transferred ownership of the Transferred Transmission Line and the Cactus Switcheo substation to the CFE for no consideration.

Operations & Maintenance. GE International provides services for the maintenance, service and repair of the gas turbines as well as certain equipment, parts, materials, supplies, components, engineering support test services and inspection and repair services. In addition, NAES Mexico, S. de R.L. de C.V., or NAES, is responsible for the O&M of the ACT Plant. The O&M agreement with NAES expires upon the expiration of the Pemex CSA, although we may cancel it after five years with no penalty. ACT Energy Mexico pays NAES for its reimbursable costs, operating costs and a $230,000 annual management fee.

Project Level Financing. On December 19, 2013, ACT Energy Mexico signed a $680 million senior loan agreement with a syndicate of banks led by Banco Santander, Banobras and Credit Agricole Corporate & Investment Bank. Each tranche of the loan is denominated in U.S. dollars. The financing consists of a $333 million tranche and a $327 million tranche plus an additional $20 million for the issuance of a letter of credit.

The first tranche has a 10-year maturity, the second tranche has an 18-year maturity and the letter of credit may be convertible into additional principal that will be added to the first tranche. The interest rate on each tranche is a floating rate based on the three-month LIBOR plus a margin of 3.0% until December 2018, 3.5% from January 2019 to December 2023 and 3.75% from January 2024 to December 2031. The senior loan agreement requires ACT Energy Mexico to hedge the interest rate for a minimum amount of 75% of the outstanding debt amount during at least 75% of the debt term. In January 2014, ACT closed a swap for a notional amount of $322.5 million at a rate of 3.53% and the remaining $172 million was closed in early April 2014 at a rate of 2.77%

The senior loan agreement permits cash distributions to shareholders after six months provided that the debt service coverage ratio is at least 1.20x, or at any time provided that the last four quarters had a debt service coverage ratio of at least 1.20x.

The outstanding amount of these loans as of December 31, 2015 was $615 million.

Partnerships. We own all of the shares of ACT except for two ordinary shares, which represent less than 0.01% of the total capital of ACT and which are owned by Abengoa subsidiaries.

Electric Transmission

The following table provides an overview of our electric transmission assets, each of which is operational:

Asset	Location	Length	Currency(1)	Offtaker	Counterparty Credit Rating(2)	COD	Contract Years Left
ATN	Peru	362 miles	U.S. dollars	Peru	BBB+/A3/BBB+	1Q 2011	25
ATS	Peru	569 miles	U.S. dollars	Peru	BBB+/A3/BBB+	1Q 2014	28
ATN2	Peru	81 miles	U.S. dollars	Las Bambas	Not rated	2Q 2015	17
Quadra 1	Chile	43 miles	U.S. dollars	Sierra Gorda	Not rated	2Q 2014	19
Quadra 2	Chile	38 miles	U.S. dollars	Sierra Gorda	Not rated	1Q 2014	19
Palmucho	Chile	6 miles	U.S. dollars	Endesa Chile	BBB+/Baa2/BBB+	4Q 2007	22

Notes:—
(1)	Certain contracts denominated in U.S. dollars are payable in local currency.
(2)	Reflects counterparty’s issuer credit ratings issued by S&P, Moody’s and Fitch.

In addition to the assets listed above, we own an exchangeable preferred equity investment in ACBH, which is a subsidiary of Abengoa that holds entities involved in the development and construction of contracted assets, which are substantially all electric transmission lines, in Brazil. This investment is described further below.

ATN

Overview. Abengoa Transmision Norte S.A., or the ATN Project, in Peru is part of the Guaranteed Transmission System, or Sistema Garantizado de Transmision, SGT, and is comprised of the following facilities:

(i)	the approximately 356-mile, 220kV line from Carhuamayo-Paragsha-Conococha-Kiman Ayllu-Cajamarca Norte;

(ii)	the 4.3-mile, 138kV link between the existing Huallanca substation and Kiman Ayllu substations;

(iii)	the 1.9-mile, 138kV link between the 138kV Carhuamayo substation and the 220kV Carhuamayo substation;

(iv)	the new Conococha and Kiman Ayllu substations; and

(v)	the expansion of the Cajamarca Norte, 220kV Carhuamayo, 138kV Carhuamayo and 220kV Paragsha substations.

Abengoa started construction of the ATN Project in May 2008 and reached COD for each line as set forth below:

Line	kV	Beginning	End	COD
1	220	Carhuamayo	Paragsha	January 11, 2011
2	220	Paragsha	Conococha	February 24, 2011
3	220	Conococha	Kiman Ayllu	December 28, 2011
4	220	Kiman Ayllu	Cajamarca Norte	June 26, 2011

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

Peruvian law requires the existence of a definitive concession agreement to perform electricity transmission activities where the transmission facilities cross public land or land owned by third parties. On February 20, 2010, the Ministry of Energy executed a definitive concession agreement with ATN to transmit electricity using the transmission lines of the ATN Project. The Ministry of Energy also approved the execution of the concession agreement between the Ministry of Energy and ATN, which was executed on February 23, 2010 and formalized by Public Deed dated March 9, 2010.

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

Project Level Financing. On September 26, 2013, ATN completed the issue of a project bond in three tranches. To implement the bond issuance, ATN created a trust holding all of the assets and economic rights arising out of the definitive concession agreement. Each tranche is denominated in U.S. dollars. The first tranche has a principal amount of $15 million with a five-year term with quarterly amortization and bears interest at a rate of 3.84375% per year. The second tranche has a principal amount of $50 million with a 15-year term with quarterly amortization and bears interest at a rate of 6.15% per year. The second tranche also has a five-year grace period for principal repayment. The third tranche has a principal amount of $45 million with a 26-year term and bears interest at a rate of 7.53% per year. The third tranche has a 15-year grace period for principal repayments. As of December 31, 2015, $114 million in aggregate principal amount was outstanding.

Cash distributions are subject to a historical debt service coverage ratio for the last six months of at least 1.10x.

ATS

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

Project Level Financing. On April 8, 2014, ATS issued a project bond in one tranche denominated in U.S. dollars. The project bond has a principal amount of $432 million with a 29-year term with semi-annual amortization and bears a fixed interest rate of 6.875% The bond has a two-year grace period for principal repayment.

Cash distributions may be made every six months subject to a trailing historical debt service coverage ratio for the previous two quarters of at least 1.20x.

ATN2

Overview. ATN2, located in Peru, is part of the Complementary Transmission System, or Sistema Complementario de Transmision, SCT, and consists of the following facilities: (i) the approximately 130km, 220kV line from SE Cotaruse to Las Bambas; (ii) the connection to the gate of Las Bambas Substation and (iii) the expansion of the Cotaruse 220kV substation (works assigned to Consorcio Transmantaro). Abengoa started the permitting phase of ATN2 Project in May 2011. Construction has concluded and COD was reached in June 2015.

The Build-Own-Operate, or BOO, Contract. Pursuant to the BOO Contract executed on August 11, 2011 with Las Bambas (formerly known as Xstrata Las Bambas), the project owns all assets to construct and operate the ATN2 Project.

Las Bambas is owned by a partnership consisting of a China Minmetals Corporation subsidiary (62.5%), a wholly owned subsidiary of Guoxin International Investment Co. Ltd (22.5%) and CITIC Metal Co. Ltd (15.0%).

The ATN2 Project has an 18-year contract with a fixed-price tariff base denominated in U.S. dollars, partially adjusted annually in accordance with the U.S. Finished Goods Less Food and Energy Index as published by the U.S. Department of Labor. Our receipt of the tariff base is independent from the effective utilization of the transmission lines and substations related to the ATN2 Project.

Peruvian law requires the existence of a definitive concession agreement to perform electricity transmission activities where transmission facilities cross public land or land owned by third parties. On May 31, 2014, the Peruvian Ministry of Energy granted a definitive concession agreement to the transmission lines of the ATN2 project.

ATN2 is not expected to pay significant corporate taxes in the next 10 years.

Engineering, Procurement and Construction Agreements. Certain Abengoa subsidiaries carried out the construction of the ATN2 project under an arm’s-length, fixed-price and date-certain EPC contract.

Operations & Maintenance. Omega Peru, a wholly-owned subsidiary of Abengoa, provides O&M services for ATN2. Omega Peru has agreed to operate the facility in accordance with prudent utility practices, ensure compliance with all applicable government and agency permits, licenses, approvals and concession agreement terms.

Project Level Financing. On September 28, 2011, a 15-year loan agreement was executed with Banco de Credito del Peru, or BCP, for a commitment of $50.0 million at a fixed rate of 8.25%. On November 24, 2014, a new 15-year tranche was signed with BCP for $31.0 million at a fixed rate of 8.78% The loan contemplates an amortization grace period during construction. As of December 31, 2015, the outstanding amount of the ATN2 project loan was €75 million.

Cash distributions are subject to a debt service coverage ratio of at least 1.15x.

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

Quadra 1/2 is not expected to pay significant corporate taxes in the next 10 years.

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

The concession agreement grants in favor of Sierra Gorda a call option over the transmission line, exercisable at any time during the life of the contract. According to the call option, Sierra Gorda is entitled to purchase the transmission line at an agreed price and with a six month prior written notice.

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

On November 20, 2012, Quadra 2 signed an initial financing contract for $34.4 million with CA-CIB and Corpbanca. The term of the loan is 16 years and the loan matures on August 31, 2028 and has a semi-annual amortization schedule. The interest rate is a variable rate based on the six-month LIBOR plus 3.80% for the first seven years after COD and 4.0% thereafter. Quadra 2 signed an interest rate swap hedging contract with Corpbanca that covers 75% of the debt and fixed the six-month LIBOR to 2.5175% until maturity. Due to the additional work required by Sierra Gorda SCM, an additional debt tranche for a total of $17 million was signed in May 2014. As of December 31, 2015, $81 million in aggregate principal amount was outstanding in respect of Quadra 1 and Quadra 2.

With respect to Quadra 1 and Quadra 2, the financing arrangements restrict cash distribution to shareholders unless a distribution test of 1.20x historical debt service coverage ratio for the previous six months is met in the case of Quadra 1 and 1.10x historical debt service coverage ratio for the previous six months is met in the case of Quadra 2.

Palmucho

Palmucho is a short transmission line in Chile that is approximately 6 miles. It delivers energy generated by the Palmucho Plant, which is owned by Endesa Chile, to the SIC. The Palmucho Plant connects to the number 2 circuit of the 220kV Ralco—Charrua transmission line at the 66/220kV Zona de Caida substation. The Palmucho project has been in operation since October 2007. Palmucho has a 14-year concession contract with Endesa Chile. Both parties are obliged to enter into a four-year valid toll contract at the end of the term of the concession contract and the valid toll contract will be renewed for three periods of four years each until one of the parties decides not to renew. Endesa Chile operates the Palmucho project and Abengoa Chile maintains the project. On October 24, 2008, Palmucho signed a long-term debt facility with Corpbanca for $7 million. The loan is denominated in U.S. dollars. The term of the loan is 13 years and the loan matures on October 25, 2021. The loan has a quarterly amortization schedule and the outstanding balance as of December 31, 2015 was $4 million. Endesa Chile has a senior unsecured credit rating of BBB+ from S&P, Baa2 from Moody’s and BBB+ from Fitch.

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

ACBH currently has a stake in 15 projects, 14 of them  transmission lines, 7 of which are in operation and 7 of which are under construction or pre-construction. Each of the projects owned by ACBH has a 30-year concession agreement, and each concession agreement provides for indemnification and compensation at replacement value of non-depreciated assets at the end of the concession. ANEEL granted the concession agreements to the different project companies through an auction process. The revenues paid by ANEEL are denominated in Brazilian Reais and indexed to the ICPA, which is the Brazilian consumer price index.

Brazilian Insolvency Procedure

On January 29, 2016, Abengoa informed us that several of its indirect subsidiaries of Abengoa in Brazil, including ACBH, have initiated an insolvency procedure under Brazilian law (“reorganizaçao judiciaria”), as a “Pedido de processamento conjunto”, which means the substantial consolidation of the three main subsidiaries of Abengoa in Brazil, including ACBH. Given that this process will likely negatively affect the value of our preferred equity investment and considering the high degree of uncertainty of its final outcome, we have recorded an impairment of this preferred equity investment (see Note 8 to our consolidated financial statements).

Shareholders’ Agreement

Pursuant to the amended and restated shareholders’ agreement dated June 30, 2015 entered into among us, ACBH and the ordinary shareholders of ACBH, we have the following rights under the exchangeable preferred equity investment:

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

Parent Support Agreement

Pursuant to the terms of a parent support agreement entered into on December 9, 2014 among us, ACBH and Abengoa, Abengoa has guaranteed such dividend for the initial five-year period and in the event that, at any point in time, the amount deposited in New York City in U.S. dollars is lower than the preferred dividend payments that we have the right to receive as of such time, we will be entitled to retain all payments due to Abengoa and any of its affiliates, including dividends payable on our shares and payments related to all agreements entered into between us and/or our subsidiaries and Abengoa and/or its affiliates, without affecting their respective obligations to continue performing under the relevant contract.

On December 16, 2015, we retained $9 million of the dividend attributable to Abengoa in the fourth quarter of 2015 in accordance with the provisions of the parent support agreement.

Deed

Pursuant to the terms of an amended deed we entered into with the Abengoa subsidiary holding Abengoa’s shares in us in its capacity as our shareholder on June 30, 2015, in the event the annual dividend paid by ACBH to us as holder of ACBH’s preferred equity is below $18.4 million in any given year, the Abengoa subsidiary holding Abengoa’s shares in us agreed that we can defer the payment of a portion of the dividend from us to that Abengoa shareholder in an amount equal to such shortfall (similar arrangements will apply if that Abengoa shareholder transfers any of our shares to its subsidiaries (other than us or our subsidiaries), any holding company of that Abengoa shareholder or any other subsidiaries of such holding companies, or the ACI Group). However, any such deferral will be made only if and to the extent that the Abengoa subsidiary holding Abengoa’s shares in us (or, where relevant, another member of the ACI Group) continues to be a shareholder of ours as of the relevant date. If the ACI Group’s ownership of us falls below a level such that the attributable share of our dividends to the ACI Group falls below $18.4 million, we have the option of requiring the relevant member or members of the ACI Group to purchase part or all of our preferred interest in ACBH so that the preferred dividend payable to us from ACBH following such purchase is equivalent to (but does not exceed) the ACI Group’s share of our dividend going forward. The price for the stake to be purchased by Abengoa shall be agreed in good faith by Abengoa and us. If we are unable to reach an agreement, the purchase price shall be determined by an independent expert selected by the independent board members of Atlantica Yield from one of the two Big 4 auditing firms previously selected by Abengoa.

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

Water

The following table presents our interests in water assets, each of which is operational:

Assets	Type	Location	Capacity	Offtaker	Currency(1)	Counterparty Credit Rating(2)	COD	Contract Years Left
Honaine	Water	Algeria	7 M ft3/day	Sonatrach	U.S. dollar	Not rated	3Q 2012	22
Skikda	Water	Algeria	3.5 M ft3/day	Sonatrach	U.S. dollar	Not rated	1Q 2009	18

Note:—
(1)	Payable in local currency.

Honaine

Overview. On February 3, 2015, we completed the acquisition of 25.5% of Honaine pursuant to the ROFO Agreement. Simultaneously, we entered into a two-year call and put option agreement with Abengoa under which we have put option rights to require Abengoa to purchase back this asset at the same price paid by us and Abengoa has call option rights to require us to sell back this asset if certain indemnities and guarantees provided by Abengoa related to past circumstances reach a certain threshold.

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

The technology selected for the Honaine plant is currently the most commonly used in this kind of project. It consists of desalination using membranes by reverse osmosis. Honaine has a capacity of seven M ft3 per day of desalinated water and has been in operation since July 2012. The project represents approximately 9.0% of Algeria’s total desalination capacity and serves a population of 1.0 million.

Honaine has a corporate income tax exemption until 2022. After that period, in case the exemption is not extended, a claim may be made under the contract for compensation in the tariff.

Concessions Agreement. The water purchase agreement is a U.S. dollar indexed 30-year take-or-pay contract with Sonatrach/Algerienne des Eaux, or ADE. The tariff structure is based upon plant capacity and water production, covering variable cost (water cost plus electricity cost). Tariffs are adjusted monthly based on the indexation mechanisms that include local inflation, U.S. inflation and the exchange rate between the U.S. dollar and local currency.

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

The O&M agreement is a 30-year contract from COD with a fixed fee of $6.9 million per year and a variable component. The fixed O&M cost covers mainly structural and staff costs. The variable O&M cost covers the chemical products, filters cost and membranes costs related to the water production.

Project Level Financing. In May 2007, MBH signed a financing agreement (as amended in November 2008 and June 2013) with Crédit Populaire d’Algerie, or CPA. The final amount of the loan was $233 million and it accrues fixed-rate interest of 3.75% The repayment of the Honaine facility agreement consists of sixty quarterly payments, ending in April 2027.

The financing arrangements permit cash distribution to shareholders once per year under certain conditions, including that the audited financials for the prior fiscal year indicate a debt service coverage ratio of at least 1.25x.

Partnerships. 51% of the plant is owned by Geida Tlemcen, which is jointly owned by us (50%) and Sadyt (50%). The other 49% is held by AEC.

Skikda

Overview. On February 3, 2015, we completed the acquisition of 34.2% of Skikda pursuant to the ROFO Agreement. Simultaneously, we entered into a two-year call and put option agreement with Abengoa under which we have put option rights to require Abengoa to purchase back these assets at the same price paid by us and Abengoa has call option rights to require us to sell back these assets if certain indemnities and guarantees provided by Abengoa related to past circumstances reach a certain threshold.

The Skikda project is a water desalination plant located in Skikda, Algeria. Skikda is located 510 km east of Algiers. Aguas de Skikda, or ADS, is the vehicle incorporated in Algeria for the purposes of owning the Skikda project. AEC owns 49% and Sadyt owns the remaining 16.83% of the Skikda project.

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

Skikda has a corporate income tax exemption until 2019. After that period, in case the exemption is not extended, a claim may be made under the water purchase agreement for compensation in the tariff.

Concessions Agreement. The water purchase agreement is a U.S. dollar indexed 30-year take-or-pay contract with Sonatrach/ADE. The tariff structure is based upon plant capacity and water production, covering variable cost (water cost plus electricity cost). Tariffs are adjusted monthly based on the indexation mechanisms that include local inflation, U.S. inflation and the exchange rate between the U.S. dollar and local currency.

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

The O&M agreement is a 30-year contract from COD with a fixed fee of $4.3 million per year and a variable component. The fixed O&M cost covers mainly structural cost and staff costs. The variable O&M cost covers the chemical products, filters cost and membranes costs related to the water production.

Project Level Financing. In July 2005, ADS signed a financing agreement (as amended in May 2009) with Banque Nationale d’Algerie, or BNA. The final amount of the loan was $108.9 million and it accrues fixed-rate interest of 3.75% The repayment of the Skikda facility agreement consists of sixty quarterly payments, ending in May 2024.

As of December 31, 2015, the outstanding amount of the Skikda project loan was $47 million.

The financing arrangements permit cash distribution to shareholders once per year under certain conditions, including that the audited financials for the prior fiscal year indicate a debt service coverage ratio of at least 1.25x.

Partnerships. 51% of the plant is owned by Geida Skikda, which is jointly owned by us (67%) and Sadyt (33%). The other 49% is held by AEC.

Our Growth Strategy

We intend to grow our cash available for distribution by optimizing the operations of our existing assets and acquiring new contracted revenue-generating assets in operation from our current sponsor, Abengoa, from third parties and from potential new future sponsors.

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

In general, we expect to acquire only assets that are developed and operational. We intend to use the following investment guidelines in evaluating prospective acquisitions in order to successfully execute our accretive growth strategy:

•	high quality offtakers, with long-term contracted revenue, ideally longer than 20 years;

•	project financing in place at each project;

•	operations and maintenance contract in place at each project;

•	management and operational systems and processes at our level;

•	focus on regions and countries that provide an optimal balance between growth opportunities and security and risk considerations, including the United States, Canada, Mexico, Chile, Peru, Uruguay, Brazil, Colombia and the European Union, as well as selected countries in Africa and the Middle East; and

•	preference for U.S. dollar-denominated revenues, in the absence of which, we will implement a cost-effective, ad-hoc hedging policy that will support stability of cash flows.

Under ROFO Agreement, if Abengoa offers an Abengoa ROFO Asset to us, we will have 60 days to complete due diligence and negotiate the acquisition of the asset. If we do not agree to purchase the applicable asset after such period, Abengoa will be free to pursue the sale with other potential buyers. Under the ROFO Agreement, Abengoa will not be obligated to sell any of the Abengoa ROFO Assets to us by any date or at all. As a result, we do not know when, if ever, Abengoa will offer any assets for acquisition. In addition, in the event that Abengoa elects to sell Abengoa ROFO Assets, Abengoa will not be required to accept any offer we make for any such Abengoa ROFO Asset. Abengoa also may, following the completion of good-faith negotiations with us during the 60-day period mentioned above, choose to sell Abengoa ROFO Assets to a third party or not to sell the assets at all. However, if we do not reach an agreement, any sale to a third party within 30 months following such 60-day period must be on terms and conditions generally no less favorable to Abengoa than those offered to us. After such 30-month period, the asset will cease to be an Abengoa ROFO Asset. We will pay Abengoa a fee of 1% of the equity purchase price of any Abengoa ROFO Asset that we acquire as consideration for Abengoa granting us the right of first offer.

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

We have made the following acquisitions from Abengoa and third parties since our IPO in June 2014:

First Dropdown Assets

On November 18, 2014, we completed the acquisition of a 74% stake in Solacor 1/2; on December 4, 2014, we completed the acquisition of PS10/20; and on December 29, 2014, we completed the acquisition of Cadonal, although we have the right to unwind the acquisition of Cadonal under the terms a put option agreement entered into with Abengoa if certain conditions are met by the end of March 2015. Solacor 1/2 has a capacity of 100 MW, PS10/20 has a capacity of 31 MW and Cadonal has a capacity of 50 MW. Solacor 1/2 and PS10/20 are solar power plants located in Spain and Cadonal is an on-shore wind farm located in Uruguay. See “Item 4.B—Business Overview—Our Operations—Renewable Energy” for a description of such assets. The total aggregate consideration for the First Dropdown Assets was $312 million (which consideration was determined in part by converting the portion of the purchase price of Solacor 1/2 and PS10/20 denominated in euros into U.S. dollars based on the exchange rate on the date on which the payment was made). The First Dropdown Assets were financed with the proceeds of the 2019 Notes and with a portion of the proceeds of the Credit Facility. See “Item 5.B—Liquidity—Liquidity and Capital Resources—Financing Arrangements—2019 Notes” and “Item 5.B—Liquidity—Liquidity and Capital Resources—Financing Arrangements—Credit Facility.”

Second Dropdown Assets

On February 3, 2015, we completed the acquisition of a 25.5% stake in Honaine and a 34.2% stake in Skikda from Abengoa under the ROFO Agreement. Honaine and Skikda are two water desalination plants in Algeria with an aggregate capacity of 10.5 M ft3 per day. We entered into a two-year call and put option agreement with Abengoa under which (i) we have a put option to require Abengoa to repurchase these assets at the same price paid by us and (ii) Abengoa has a call option to require us to resell these assets if certain indemnities and guarantees provided by Abengoa related to past circumstances reach a certain threshold. Revenues of these assets are indexed to U.S. dollars and payable in local currency. On February 23, 2015 we completed the acquisition of a 29.6% stake in Helioenergy 1/2, a 100 MW solar complex located in Spain. See “Item 4.B—Business Overview—Our Operations—Renewable Energy” for a description of such assets. The total aggregate consideration for the Second Dropdown Assets was $94 million and was mainly financed with a portion of the proceeds of the Credit Facility. See “Item 5.B—Liquidity—Liquidity and Capital Resources—Financing Arrangements—Credit Facility.”

Third Dropdown Assets

On May 13, 2015, we completed the acquisition of Helios 1/2, a 100 MW solar complex located in Spain. On May 14, 2015, we completed the acquisition of Solnova 1/3/4, a 150 MW solar complex located in Spain. On May 25, 2015, we completed the acquisition of the remaining 70.4% stake in Helioenergy 1/2, a 100 MW solar complex in Spain. On July 30, 2015, we completed the acquisition of Kaxu, a 100 MW solar plant in South Africa. See “Item 4.B—Business Overview—Our Operations—Renewable Energy” for a description of such assets. The total aggregate consideration for the Third Dropdown Assets was $682 million and was mainly financed with the proceeds of a capital increase completed in May 2015. See “Item 5.B—Liquidity—Liquidity and Capital Resources—Sources of Liquidity”.

Fourth Dropdown Assets

On June 25, 2015 we completed the acquisition of ATN2, an 81-mile transmission line in Peru from Abengoa and Sigma, a third-party financial investor in ATN2. On September 30, 2015, we completed the acquisition of Solaben 1/6, a 100 MW solar complex in Spain. These assets were acquired from Abengoa under the ROFO Agreement. See “Item 4.B—Business Overview—Our Operations—Renewable Energy” for a description of such assets. In addition, on January 7, 2016, we completed the acquisition from JGC of a 13% in Solacor 1/2, a 100 MW solar complex in Spain where we already owned a 74% stake. The total aggregate consideration for the Fourth Dropdown Assets was $378 million and was mainly financed with Tranche B of our Credit Facility. See “Item 5.B—Liquidity—Liquidity and Capital Resources—Financing Arrangements—Credit Facility.”

Customers and Contracts

We derive our revenue from selling electricity, electric transmission capacity and desalination capacity. Our customers are mainly comprised of governments and electrical utilities, the latter with which we typically have entered into PPAs. We also employ concession contracts, typically ranging from 20 to 30 years. See the description of each asset under “Item 4.B—Business Overview—Our Operations” for more detail on each concession contract.

Our main contracts in our business also include the project finance contracts with banks or financial institutions and the operation and maintenance contracts of each of our assets. See description of financing and operation and maintenance contracts under “Item 4.B—Business Overview—Our Operations.”

Additionally, we have entered into a ROFO Agreement, a Support Services Agreement, a Financial Support Agreement and a Trademark License Agreement with Abengoa. See “Item 7.B—Related Party Transactions” for more detail on these contracts.

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

On December 30, 2015, we filed a trademark application for the brand “Atlantica Yield”. We will change our legal name once approved by the shareholders at our next annual general meeting.

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

The risks associated with the 1603 Cash Grant program are as follows:

•	Disqualified Persons: Certain persons, “disqualified persons,” are ineligible to receive the 1603 Cash Grant and are prohibited from owning a direct or indirect interest in otherwise 1603 Cash Grant-eligible solar energy property, unless the indirect interest is held through an entity taxable as a C corporation for U.S. federal income tax purposes. 1603 Cash Grants are subject to recapture during the five-year period beginning on the date the eligible solar energy property is placed in service. The amount of the 1603 Cash Grant subject to recapture decreases ratably over the five-year recapture period. Among other events, failure of the eligible property to be used for its intended purpose or the direct or indirect transfer to a disqualified person (as described above) will cause recapture of the 1603 Cash Grant.

•	Sequestration of Cash Grant Funds: Certain legislation required a mandatory sequestration of discretionary spending if the U.S. Congress failed to reach an agreement on a deficit-reducing budget by March 1, 2013. Because the U.S. Congress did not approve the requisite budget by that deadline, President Obama signed a sequestration order. Under the current sequestration rules, every final decision by U.S. Treasury in respect of a 1603 Cash Grant, evidenced by an award letter that is delivered to a 1603 Cash Grant applicant on or after October 1, 2013 through September 30, 2014, will reflect a 7.2% reduction in the 1603 Cash Grant award amount. For cash grant award letters issued on or after October 1, 2014 through September 30, 2015, the Office of Management and Budget has estimated that the sequestration reduction will be 7.3% This reduction applies regardless of the date on which the application for a 1603 Cash Grant was received by U.S. Treasury.

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

DOE Research Grants, State Energy Funding, Workforce Training, and Other Initiatives under the ARRA

The DOE received funding under the ARRA, which it has disbursed or is in the process of disbursing, to increase solar power production. Some funds were allocated as grants to support research and the development, demonstration, and deployment of projects. Funds were awarded to states on the basis of their electric consumption to fund energy efficiency, renewable energy, and other energy programs. ARRA funds were allocated with the purpose of providing workforce training with respect to renewable energy and energy efficiency. A number of initiatives were funded by the DOE with ARRA monies, including initiatives addressing solar market transformation, the integration of photovoltaic generation into the distribution system, and base load solar power generation.

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

As a result of Mexico’s energy reform bill enacted on December 21, 2013, articles 25, 27 and 28 of the Mexican Constitution were amended in order to end the long-standing state monopoly in the oil, petrochemical and power sectors, and allow private investment in these areas for their development in an open market. Hence, the power generation sector is now open to full private participation and investment, creating a competitive spot market in power generation, although electric transmission and distribution will remain public services to be provided exclusively by CFE. With the enactment of the secondary legislation, the generation, transmission, distribution and commercialization of power in Mexico is governed by a new legal framework which will likely improve the development of the sector.

Notwithstanding the legal changes, we do not expect any negative consequences for ACT Energy Mexico, or ACT, or for the power generated and delivered to Pemex Gas y Petroquimica Basica.

Until the recent energy reform, the whole set of activities regarding generation, transmission, distribution and commercialization of power for public use were considered areas of national strategic importance. As a result, such activities were carried out exclusively by CFE. The national electric grid was also controlled by CFE through the Centro Nacional de Control de Energia, or the CENACE, which operated the national electric grid and controlled delivery of all electricity generated by CFE and private generators connected to the grid. CFE is a vertically-integrated state monopoly that serves the whole country, and CENACE is a semi-independent agency that is part of CFE. As a result of the energy reform, CENACE became a decentralized public agency, which will continue to be responsible for the operation and control of the national electric grid with the aim of having an impartial third party (not CFE) operate the wholesale electricity market, guaranteeing open access to the national electric grid for both transmission and distribution of electricity. CENACE has emerged as an Independent System Operator, or ISO, which is a figure adopted worldwide in other mature energy markets.

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

Pursuant to the reform, the private energy sector is now able to invest in electricity generation with the requisite permits. The sale of electricity by private parties has not yet begun (with the initiation of operations of Wholesale Electricity Market, Mercado Electrico Mayorista, or MEM) in Mexico under the new legal framework, privately sold electricity will be transmitted and distributed by CFE.

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

As a result of the energy reform, the electricity sector will cease to be a chain of activities vertically integrated in a partially privatized sector, and become an area open to private investment in which, although CFE will maintain control, the possibility of private sector investment will be increased through a more flexible regulatory scheme that permits the execution of contracts to carry out various activities and the creation of new markets in the electricity sector. Among the most significant changes are the following:

•	Participation open to the private sector in the generation of electricity through a permit granted by CRE. Private parties may also sell the energy generated and transmitted by CFE through commercial schemes.

•	Participation of the private sector, together with CFE, in the activities of transmission and distribution through the execution of the corresponding contracts.

•	Participation of the private sector in activities of financing, maintenance, management, operation and expansion of the power infrastructure through service contracts with CFE, with adequate compensation.

•	Transformation of the CENACE into a decentralized public body responsible for the operational control of the national electric grid, so that it is an impartial third party (and not the CFE) that operates the wholesale electricity market, guaranteeing open access to the national electric grid, for both transmission and distribution of electric power.

•	Creation of the MEM, operated by the CENACE, in which the participants carry out electric power purchase and sale transactions through contracts between the participants in the MEM. The CENACE is now responsible for managing the supply and demand of the MEM participants, carrying out transactions and generating prices continuously. The price that will be paid in the MEM transactions will be a competitive price, reflecting the costs of generation and other operating costs of electricity, as well as the volume of electric power demanded and supplied in the MEM.

•	Creation of the trader, under the new Electric Industry Law, as the holder of a MEM participant agreement, which purpose is to carry out trading activities (execution of contracts for purchase and sale of electricity within the MEM, among others). The traders may sign contracts with qualified users (through the provider-trader) or execute such contracts with other traders (non-provider trader).

•	The permits granted by the CRE under the currently repealed Electricity Law, will continue in force under its terms. The holders of those permits that choose to remain under the provisions of the Electricity Law may, at any time, transfer to the new rules.

•	The Geothermal Energy Law, the purpose of which is to regulate the recognition, exploration and exploitation of geothermal resources for the use of underground thermal energy within the limits of Mexican territory, in order to generate electricity or use it otherwise.

•	The activities regulated by the Geothermal Energy Law are considered to be in the public interest and their development will have preference over activities of other sectors when there is a conflict.

•	The activities pursued under the Geothermal Energy Law will be carried out through different registries, permits, authorizations and concessions granted by the competent authorities applicable for each case. For exploration activities, a permit will be sufficient, while for exploitation activities, a concession will be required.

•	Amendment of several articles of the National Water Law, for the purpose of (i) adapting certain definitions of that law to the new definitions introduced by the Geothermal Energy Law; (ii) including geothermal fields under regulated, prohibited or reserved zones; and (iii) establishing the obligation of requesting the relevant permits, authorizations and concessions from the National Water Commission in order to engage in the activities of geothermal fields exploration.

Electric Industry Law

The Electric Industry Law, as part of the package of secondary legislation that implements the constitutional energy reform, regulates planning activities, the control of the national electric grid, the public services of transmission and distribution of electricity, and all other activities related to the Mexican energy industry, in order to promote the sustainable development of the industry and to ensure its continuous, efficient, and secure operation for the benefit of all users, as well as the fulfillment of the obligations to provide a general and public service of electricity, to develop clean energies, and to reduce contaminating emissions.

Pursuant to the Electric Industry Law, the government holds the operational control of the national electric grid, through the CENACE, and CENACE, as an ISO, will indicate the elements for the national transmission grid and the related operations which may correspond to the wholesale market.

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

Permits and Authorizations

Pursuant to the Electric Industry Law, all power plants with a capacity greater than or equal to 0.5 MW and all power plants of all capacities represented by a generator (i.e., the holder of one or more generation permits or holder of a wholesale market participant agreement that represents the corresponding power plants in the wholesale market or, prior authorization granted by CRE, power plants located abroad) require a generation permit granted by CRE. Authorization granted by CRE is also required for the import of electricity from a power plant located abroad and interconnected exclusively to the national electric grid. Power plants of any capacity exclusively intended for personal use during emergencies or interruptions in electric supply will not require a permit.

The Electric Industry Law provides for several requirements which generators who represent power plants interconnected to the national electric grid have to comply with, including, among others, the execution of the corresponding interconnection agreements, issued by CRE. Regarding the production of their power plants, generators may carry out commercialization activities which include, among others, the following: (i) representing exempt generators (i.e., owner or holder of one or more power plants which do not require or have a generation permit) in the MEM; (ii) carrying out sale and purchase transactions of energy, related services included in the MEM, and power or other products which ensure enough resources to meet the electric demand, and all other products, duties or penalties required for the efficient operation of the national electric grid, among others; and (iii) executing, among others, the corresponding electric coverage agreements (i.e., agreement entered into by participants of the MEM which purpose is the sale and purchase of electric energy or related products) with other MEM participants, including other generators, traders (i.e., holder of a MEM participant agreement which purpose is to carry out commercialization activities), and qualified users (i.e., final user who is registered before CRE to acquire electricity supply as a MEM participant or through a qualified provider).

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

The permits provided for in the Electric Industry Law are, as aforementioned, granted and issued by CRE, upon prior submission of the corresponding application, payment of the corresponding duties, all relevant legal and technical information, and project description. Such permits will be terminated or revoked pursuant to the different scenarios indicated in the Electric Industry Law and its regulations, and as determined by CRE.

The regulations lists the documentation to be submitted to apply for a permit with CRE, as well as the corresponding timeline for the application procedure and the essential elements that CRE must include in the permit title.

Transmission and Distribution of Electricity in Mexico

Pursuant to the Electric Industry Law, regarding conventional energy generation, dispatchers and distributors are responsible for the national transmission grid and the general distribution grids and will operate their grids pursuant to the instruction provided by CENACE. Whereas in the past there were no regulatory limitations that would interfere with a private generator engaging in transmission activities, and, regarding distribution activities, these could only be performed by CFE, with the new regulatory framework derived from the constitutional reform and the legal provisions therein, the public service of electricity and its transmission are considered as strategic areas and will continue to be government-controlled, notwithstanding the possibility of the Mexican government, acting through CFE, to be able to enter into agreements with the private sector, or, acting through the Ministry of Energy, to form partnerships or enter into agreements with the private sector to carry out the financing, installation, maintenance, administration, operation or expansion of the infrastructure required to provide electricity transmission and distribution services, in terms of the provisions of the Electric Industry Law.

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

Excluding qualified users, basic providers will provide the basic supply to all people who so request it and whose load centers are located in their operation areas. Qualified providers will provide the qualified supply to qualified users in terms of free competition. Prior commencement of the Qualified or basic supply services, the final user must execute a supply agreement with the appropriate provider, and such agreements will require registration before the Federal Attorney’s Office of Consumer, or Procuraduria Federal del Consumidor, or PROFECO, CRE will issue the general terms and conditions for the electrical supply services, which will determine the rights and obligations of the service provider and the final user, correspondingly.

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

MEM participants can be (i) generators, (ii) provider-traders, (iii) non-provider traders, or (iv) qualified users, prior to execution of the corresponding agreement with CENACE. Transactions carried out within the MEM must be formalized through “electric coverage agreements” executed by and between such MEM participants. Generators, as MEM participants may, sell their generated energy and both traders and qualified users may purchase such energy through CENACE, which is the independent operator of the electric system.

CENACE is responsible for managing the supply and demand of MEM participants, conducting transactions and continuously generating prices. The price to be paid in MEM transactions has to be a “competition price” in terms of the Electric Industry Law, and has to reflect elements such as electricity generation costs and other operating costs, as well as the amount of electricity demanded by and supplied within the MEM. Such competition price will serve as a reference for long-term supply agreements between providers and qualified users, partially replacing the current CFE-published tariffs.

Even though the Electric Industry Law provides the general guidelines to which the operation of the MEM is subject, on 8 September 2015, the Ministry of Energy published the Guidelines of the Market, as the general administrative provisions which establish the principles for the design and operation of the MEM. The regulations list certain topics which will be described in depth in the Rules of the Market, such as the methodology that will be used to forecast the level of demand in the spot market, information on market participants, and the methodology to determine the price of the electricity that will be sold and purchased within the spot market.

The Guidelines are part of the Rules of the Market, (which are administrative provisions of general application that will specifically detail different aspects of the operation of the MEM, and determine the rules that all market participants as generators, traders, suppliers, non-supplier traders or qualified users, as well as the competent authorities must comply with, and the procedures they must follow in order to maintain the proper management, operation and planning of the MEM. Pursuant to the Guidelines, which will subsequently be supplemented by guidelines for market practices, operational guidelines and criteria and operating procedures, the different participants of the electricity industry will be able to carry out activities which are now open to private participation, due to the so-called Energy Reform that took place in late 2013, and which were regulated through the Electric Industry Law and its Regulations (such activities include, among others, transactions of sale of electricity and related services, power, financial transmission rights and clean energy certificates.

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

Transitory Regime

Given that the Electric Industry Law sets various deadlines for the full implementation of its provisions (such as the issuance of the Market Rules pending to be determined, the full entry into operation of the MEM or the Terms and Conditions for the Supply of Electricity), a transitory regime has been established, intending to provide clarity and certainty to all participants of the industry who either have ongoing projects or plan to start projects in the near future.

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

Also, the OEFA (Agency of Environmental Evaluation and Control) will be the entity in charge of the supervision, inspection and sanction concerning environmental matters. In that scenario, OEFA could impose fines and corrective measures to the companies inspected.

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

As of the commercial operation date, the owner of a project receives the revenue from payments of the tariff base pursuant to the SGT concession agreement. The calculation of the tariff base is based on: (i) an amount which represents a return on investment, including operation and maintenance costs and (ii) the amount determined on May 1 of each year by OSINERGMIN, in order to compensate for any intra-year difference between the compensation we should have received in the immediately preceding tariff year in U.S. dollars and the amount actually paid in Peruvian nuevos soles, determined at the exchange rate published in the Official Gazette “El Peruano” on the last working day prior to the fifteenth day of the month following the relevant month for which the services were charged to the electricity generation companies.

Every year, before the beginning of the new tariff period, OSINERGMIN will recalculate and determine the tariff base in U.S. dollars for the period which starts from May 1 of such year to April 30 of the following year. This determination is approved in April of each year through a resolution published in the Official Gazette, “El Peruano.”

Regulation in Spain

On November 26, 1997, the European Union published a report, or White Paper, which outlined a strategy and a community-wide action plan aimed at doubling energy production from renewable energy sources in the European Union from 6% in 1996 to 12% by 2010. The White Paper proposed a number of measures to promote the use of renewable energy sources, including measures designed to provide renewable energy sources better access to the electricity market. The Kyoto Protocol, ratified by the EU and its Member States on May 31, 2002, imposed a target of reducing EU emissions of greenhouse gases by 8%

Directive 2009/28/EC on the Promotion of the Use of Energy from Renewable Sources of the European Parliament and of the Council of the European Union, or the 2009 Renewable Energy Directive, set mandatory national overall targets for each Member State consistent with at least 20% of EU total energy consumption coming from renewable energy sources by 2020. In order to comply with these mandatory renewable energy targets, all EU Member States, including Spain, were required to develop a national action plan, called a National Renewable Energy Action Plan, or NREAP. Spain’s NREAP was issued on June 30, 2010 and sent to the European Commission.

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

Solaben 2/3 and Solaben 1/6 are on the register of the autonomous region Extremadura and the Ministry of Industry, Energy and Tourism.

Solacor 1/2, PS10/20, Helioenergy 1/2 and Solnova 1/3/4 are on the register of the autonomous region of Andalucia and the Ministry of Industry, Energy and Tourism.

Helios 1/2 is on the register of the autonomous region Castilla La Mancha and the Ministry of Industry, Energy and Tourism.

To receive their facility-specific reimbursement, renewable energy facilities are required under the Electricity Act and Royal Decree 413/2014 to be listed on a new register entitled the Specific Payment System Register, Registro de Regimen Retributivo Especifico. Unregistered plants will only receive the pool price.

The first transitional provision of Royal Decree 413/2014 states that power plants based on renewable sources recognized under the previous economic regime, as in the case of Solaben 2/3, Solacor 1/2, PS10/20 will be automatically included in the Specific Payment System Register.

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

To determine the payment system applicable to each plant, the following factors are considered:

•	Net investment value. This consists of a standard amount per MW for each type of plant, calculated by the method set out in Royal Decree 413/2014, which is the amount invested in the plant and not depreciated as of July 14, 2013.

•	Useful life of the plant. For solar thermal plants this is 25 years.

•	Return on investment. Considering the net asset value determined on the basis of a standard cost per MW built, an amount is set per unit of power, which enables investment costs that cannot be recovered through the pool price to be recouped over the useful life of the plant.

•	Operating remuneration. An amount is set per unit of power and hour that, added to the pool price, enables the producer to recoup all the plant’s operating and maintenance costs. Operating expenses include the cost of land, electricity, gas and water bills, management, security, corrective and preventive maintenance, representation costs, the Spanish tax on special immovable properties, insurance, applicable generation charges and a generation tax which is equal to 7% of total revenue.

•	Maximum number of operating hours. A maximum number of hours is set for which each plant type can receive the operating remuneration.

•	Operating threshold. Plants must operate for more than a set number of hours per year to receive the return on investment and operating remuneration.

•	Minimum operating hours. Plants that cross the operating threshold but operate for fewer hours than the annual minimum hours receive a lower remuneration.

The payment criteria established in respect of our solar assets in Spain are set forth below:

	Useful Life[1]	Return on Investment 2015 (euros/MW)	Operating Remuneration 2014 (euros/GWh)	Maximum Hours	Minimum Hours	Operating Threshold
Solaben 2	25 years	410,391	39,090	2,040	1,224	714
Solaben 3	25 years	410,391	39,090	2,040	1,224	714
Solacor 1	25 years	410,391	39,090	2,040	1,224	714
Solacor 2	25 years	410,391	39,090	2,040	1,224	714
PS 10	25 years	554,217	59,989	1,866	1,122	655
PS 20	25 years	410,683	54,201	1,866	1,122	655
Helioenergy 1	25 years	404,929	38,888	2,040	1,124	714
Helioenergy 2	25 years	404,929	38,888	2,040	1,124	714
Helios 1	25 years	410,391	39,090	2,040	1,124	714
Helios 2	25 years	410,391	39,090	2,040	1,124	714
Solnova 1	25 years	417,007	39,453	2,040	1,124	714
Solnova 3	25 years	417,007	39,453	2,040	1,124	714
Solnova 4	25 years	417,007	39,453	2,040	1,124	714
Solaben 1	25 years	406,858	38,960	2,040	1,124	714
Solaben 6	25 years	406,858	38,960	2,040	1,124	714

1 According to the Royal Decree.

Regulatory Periods

Payment criteria are based on prevailing economic conditions in Spain, demand for electricity and reasonable profits for electricity generation activities and can be revised, mainly, every six years. The first regulatory period commenced on July 14, 2013, the date on which Royal Decree-law 9/2013 came into force, and will end on December 31, 2019.

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

Electricity Sales Tax

On December 27, 2012, the Spanish Parliament approved Law 15/2012, which became effective on January 1, 2013. The aim of Law 15/2012 is to try to combat the problem of the so-called tariff deficit, which reached approximately €28 billion as of December 2013.

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

Most of the investment in our Spanish assets was undertaken within the regime that applied between January 1, 2009 and March 31, 2012.

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

In March 2014, the federal government announced new measures to help distribution concessionaires reduce the immediate impact on consumers’ electricity bill caused by the use of electricity originated from thermal power plants and by the higher cost of energy in the spot market. The aid amounted to R$12.4 billion and had been made available by the federal government (R$1.2 billion) and by loans (R$11.2), but will be untimely born by the consumers, as the electricity bills are going to increase between 2015 and 2017. The loans were obtained by the federal government from private or public banks and intermediated by the CCEE. In August 2014, a new loan to distribution concessionaires in the amount of R$6.6 billion has been approved by the federal government, following similar rules and for the same purpose. A third loan to the distribution concessionaires in the amount of R$3.4 billion was approved in March 2015.

Another measure already implemented is a new energy auction in which the distributors are able to purchase electricity for immediate supply. Before the enactment of the Provisional Measure (Medida Provisoria) 641 of 2014, as regulated by Decree No. 8,213 of 2014 and Portaria MME No. 118 of 2014, there was a minimum one year gap between the purchase and the supply of energy. That gap in some cases resulted in concessionaries being forced to pay more for energy in the spot market. The first auction after the new regulation took place on April 30, 2014. Despite MP 641 is no longer in force since July 21, 2014, the rights and obligations created during its term are still valid and enforceable, and afterwards the provision allowing the purchase of electricity by the distributors in the same year of the beginning of the supply has been established again by Provisional Measure 656 of 2014, converted into Law 13,097 of 2015.

In November 2014, ANEEL approved new rules limiting the amount of the Price of Settlement of Differences, or PLD, in the spot market applicable in 2015. PLD maximum value was reduced from R$822.83 to R$388.45 per MWh. The purpose of such change was to reduce the impact of high energy prices deriving from drought, delay in the commercial operation of hydroelectric plants and t-lines, and the high cost of thermal power plants. Certain power producers claimed that such new ANEEL rules are illegal because they affect power supply and demand.

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

Concessionaires’ Obligations

Besides the obligations under the concession agreements, ANEEL regularly issues and publishes, in the Federal Official Gazette, Resolutions directed at the activities carried out by the electricity sector. They are regulatory acts of general interest, with the object of establishing directives, obligations, tasks, conditions, limits, rules, procedures, requirements, or any other rights and duties of the agents and the users of the public service. Some of these rules, applicable to transmission concessionaires, are described below:

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

The following summary chart sets forth our ownership structure as of the date of this annual report:

Abengoa Yield (2)
(United Kingdom)
100%
Abengoa Solar Holdings USA (Delaware)
100%
Abengoa Solar US Holdings (Delaware)
100%
ABY Concessions Infrastructures (3) (Spain)
100% Preferred
Abengoa Concessoes Brasil Holding – ACBH (Brazil) (4)
99.99%
ACT Holding (Mexico) (5)
100%
ABY South Africa (Pty) Ltd. (South Africa)
99.99%
Abengoa Concessions Peru (Peru)
100%
100% Class B
Palmatir
100%
99.99%
Palmucho
51%
Kaxu
Helios 1&2
100%
99.99%
Quadra 1&2
Mojave Solar Holdings
ASO Holdings Company
Solnova 1/3/4
100%
87%
Solacor 1/2(6)
100%
100%
Helioenergy 1/2
100%
70%
Solaben 2&3 (7)
Mojave Solar
Arizona Solar One
PS 10/20
100%
25,5%
Honaine(8)
100%
100%
Cadonal
100%
34,2%
Skikda(8)
99.99%
99.99%
25%
100%
Solaben 1/6
Mojave
Solana
ACT Energy Mexico(6)
Abengoa Transmision Norte
Abengoa Transmision Sur
75%
75%
ATN 2 S.A.
25%

(1)	ACIN directly holds one share in each of Abengoa Concessions Peru S.A., Abengoa Transmision Norte S.A. and Abengoa Transmisión Sur S.A.
(2)	We do not have control over ACBH. See “Item 4.B—Business Overview—Our Operations—Exchangeable Preferred Equity Investment in Abengoa Concessoes Brasil Holding.”
(3)	Due to Mexican legal requirements, one share is held by Servicios Auxiliares de Administracion, S.A. de C.V.
(4)	Abengoa Yield plc directly holds one share in Palmucho and 10 shares in each of Quadra 1 and Quadra 2.
(5)	30% is held by Itochu, a Japanese company.
(6)	13% is held by JGC, a Japanese company.
(7)	AEC holds 49% of Honaine and Skikda. Sadyt holds 25.5% of Honaine and 16.9% of Skikda.

D.	Property, Plant and Equipment

See “Item 4.B—Business Overview.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

We are a total return company that owns, manages, and acquires renewable energy, conventional power, electric transmission lines and water assets, focused on North America (the United States and Mexico), South America (Peru, Chile, Brazil and Uruguay) and EMEA (Spain, Algeria and South Africa). We also intend to expand to certain countries in the Middle East, maintaining North America, South America and Europe as our core geographies.

As of the date of this annual report, we own or have interests in 20 assets, comprising 1,441 MW of renewable energy generation, 300 MW of conventional power generation, 10.5 M ft3 per day of water desalination and 1,099 miles of electric transmission lines, as well as an exchangeable preferred equity investment in ACBH. Each of the assets we own has a project-finance agreement in place. All of our assets have contracted revenues (regulated revenues in the case of our Spanish assets) with low-risk off-takers and collectively have a weighted average remaining contract life of approximately 22 years as of December 31, 2015.

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

We are focused on high-quality, newly-constructed and long-life facilities that have contracts with creditworthy counterparties that we expect will produce stable, long-term cash flows. We will seek to grow our cash available for distribution and our dividend to shareholders through organic growth and by acquiring new contracted assets from our current sponsor, Abengoa, from third parties and from potential new future sponsors.

We signed an exclusive agreement with Abengoa, which we refer to as the ROFO Agreement, which provides us with a right of first offer on any proposed sale, transfer or other disposition of any of Abengoa’s contracted renewable energy, conventional power, electric transmission or water assets in operation and located in the United States, Canada, Mexico, Chile, Peru, Uruguay, Brazil, Colombia and the European Union, as well as four assets in selected countries in Africa, the Middle East, Asia and Australia. We refer to the contracted assets subject to the ROFO Agreement as the “Abengoa ROFO Assets.” See “Item 4.B—Business Overview—Our Growth Strategy” and “Item 7.B—Related Party Transactions—Right of First Offer.”

Additionally, we plan to sign similar agreements with other developers or asset owners. In addition, we expect to acquire assets from third parties leveraging the local presence and network we have in the geographies and sectors where we operate.

With this business model, our objective is to pay a consistent and growing cash dividend to shareholders that is sustainable on a long-term basis. We expect to distribute a very high percentage of our cash available for distribution as cash dividends and we will seek to increase such cash dividends over time through organic growth and as we acquire assets with characteristics similar to those in our current portfolio.

Based on the acquisition opportunities available to us, we believe that we will have the opportunity to grow our cash available for distribution in a manner that would allow us to increase our cash dividends per share over time. Prospective investors should read “Item 5.B—Liquidity—Liquidity and Capital Resources—Cash dividends to investors” and “Item 3.D—Risk Factors,” including the risks and uncertainties related to our forecasted results, acquisition opportunities and growth plan, in their entirety.

Acquisitions

First Dropdown Assets

On November 18, 2014, we completed the acquisition of a 74% stake in Solacor 1/2, a 100 MW solar power plant in Spain; on December 4, 2014, we completed the acquisition of PS10/20, a 100 MW solar power complex in Spain; and on December 29, 2014, we completed the acquisition of Cadonal, an on-shore wind farm located in Uruguay with a capacity of 50 MW. The total aggregate consideration for the First Dropdown Assets was $312 million.

Second Dropdown Assets

On February 3, 2015, we completed the acquisition of a 25.5% stake in Honaine and a 34.2% stake in Skikda, which are two water desalination plants in Algeria with an aggregate capacity of 10.5 M ft3 per day. We entered into a two-year call and put option agreement with Abengoa under which (i) we have a put option to require Abengoa to repurchase these assets at the same price paid by us and (ii) Abengoa has a call option to require us to resell these assets if certain indemnities and guarantees provided by Abengoa related to past circumstances reach a certain threshold. Revenues from these assets are indexed to U.S. dollars and payable in local currency. On February 23, 2015, we completed the acquisition of a 29.6% stake in Helioenergy 1/2, a 100 MW solar complex located in Spain. All these assets were acquired from Abengoa under the ROFO Agreement. The total aggregate consideration for the Second Dropdown Assets was $94 million.

Third Dropdown Assets

On May 13, 2015, we completed the acquisition of Helios 1/2, a 100 MW solar complex located in Spain. On May 14, 2015, we completed the acquisition of Solnova 1/3/4, a 150 MW solar complex located in Spain. On May 25, 2015, we completed the acquisition of the remaining 70.4% stake in Helioenergy 1/2, a 100 MW solar complex in Spain. On July 30, 2015, we completed the acquisition of Kaxu, a 100 MW solar plant in South Africa. The total aggregate consideration for the Third Dropdown Assets was $682 million.

Fourth Dropdown Assets

On June 25, 2015 we completed the acquisition of ATN2, an 81-mile transmission line in Peru. On September 30, 2015, we completed the acquisition of Solaben 1/6, a 100 MW solar complex in Spain. These assets were acquired from Abengoa under the ROFO Agreement. In addition, on January 7 2016 we completed the acquisition from JGC of a 13% in Solacor 1/2, a 100 MW solar complex in Spain where we already owned a 74% stake. The total aggregate consideration for the Fourth Dropdown Assets was $378 million.

Our Operations

We own a diversified portfolio of contracted assets across the renewable energy, conventional power, electric transmission line and water sectors in North America (the United States and Mexico), South America (Peru, Chile, Uruguay and Brazil) and EMEA (Spain, Algeria and South Africa). We intend to expand to certain countries in the Middle East, maintaining North America, South America and Europe as our core geographies. Our portfolio consists of 12 renewable energy assets, a natural gas-fired cogeneration facility, several electric transmission lines and minority stakes in two water desalination plants, all of which are fully operational. In addition, we own an exchangeable preferred equity investment in ACBH, a subsidiary holding company of Abengoa that is engaged in the development, construction, investment and management of contracted concessions in Brazil, consisting mostly of electric transmission lines. All of our assets have contracted revenues (regulated revenues in the case of our Spanish assets) with low-risk offtakers and collectively have a weighted average remaining contract life of approximately 22 years as of December 31, 2015. We expect that the majority of our cash available for distribution over the next four years will be in U.S. dollars, indexed to the U.S. dollar or in euros. We intend to use currency hedging contracts to maintain a ratio of 90% of our cash available for distribution denominated in U.S. dollars. Approximately 89% of our project-level debt is hedged against changes in interest rates through an underlying fixed rate on the debt instrument or through interest rate swaps, caps or similar hedging instruments.

Results of Operations

Our revenue and Further Adjusted EBITDA by geography and business sector for the years ended December 31, 2015, 2014 and 2013 are set forth in the following tables:

	Year ended December 31,
	2015		2014		2013
	$ in millions	% of revenue	$ in millions	% of revenue	$ in millions	% of revenue
North America	$328.1	41.5%	$195.5	53.9%	$114.0	54.1%
South America	112.5	14.2%	83.6	23.0%	25.4	12.0%
EMEA	350.3	44.3%	83.6	23.1%	71.5	33.9%
Total revenue	$790.9	100%	$362.7	100%	$210.9	100%

Revenue by business sector
	Year ended December 31,
	2015		2014		2013
	$ in millions	% of revenue	$ in millions	% of revenue	$ in millions	% of revenue
Renewable Energy	$543.0	68.7%	$170.7	47.1	$82.7	39.2
Conventional Power	138.7	17.5%	118.8	32.7	102.8	48.7
Electric Transmission	86.4	10.9%	73.2	20.2	25.4	12.1
Water	22.8	2.9%	—	—	—	—
Total revenue	$790.9	100%	$362.7	100%	$210.9	100%

Further Adjusted EBITDA by geography
	Year ended December 31,
	2015		2014		2013
	$ in millions	% of revenue	$ in millions	% of revenue	$ in millions	% of revenue
North America	$279.6	85.2%	$175.4	89.7%	$96.7	84.8%
South America	110.9	98.6%	77.2	92.3%	19.0	74.8%
EMEA	233.7	66.7%	55.4	66.3%	42.8	59.9%
Further Adjusted EBITDA(1)	$624.2	78.9%	$308.0	84.9%	$158.5	75.2%

Further Adjusted EBITDA by business sector
	Year ended December 31,
	2015		2014		2013
	$ in millions	% of revenue	$ in millions	% of revenue	$ in millions	% of revenue
Renewable Energy	$414.0	76.2%	$137.8	80.7%	$55.8	67.5%
Conventional Power	107.7	77.6%	101.9	85.8%	83.3	81.0%
Electric Transmission	89.0	103.1%	68.3	93.3%	19.4	76.4%
Water	13.5	59.6%	—	—	—	—
Further Adjusted EBITDA(1)	$624.2	78.9%	$308.0	84.9%	$158.5	75.2%

Note:—
(1)	Further Adjusted EBITDA is calculated as profit/(loss) for the year attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in the Annual Consolidated Financial Statements, and dividends received from our preferred equity investment in ACBH. Further Adjusted EBITDA for the year ended December 31, 2014 includes preferred dividends by ACBH for the first time during the third and fourth quarters of 2014. Further Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB and you should not consider Further Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Further Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Further Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Further Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See “Presentation of Financial Information—Non-GAAP Financial Measures.”

Factors Affecting the Comparability of Our Results of Operations

Commencement of operations of projects

The comparability of our results of operations is significantly influenced by the volume of projects that become operational during a particular year. The number of projects becoming operational and the length of lead times for projects under construction significantly affect our revenue and operating profit, which makes the comparison of periods difficult.

The following table sets forth the principal projects that commenced operations during 2014, including the quarter in which operations began.

Geography Segment	Asset	Business Sector	Capacity	Status	Commercial Operation Date
North America	Mojave	Renewable energy	280 MW	Operational	4Q 2014

South America	ATS	Electric Transmission	569 miles	Operational	1Q 2014
	Quadra 1	Electric Transmission	43 miles	Operational	2Q 2014
	Quadra 2	Electric Transmission	38 miles	Operational	1Q 2014
	Palmatir	Renewable energy	50 MW	Operational	2Q 2014

All of our projects were in operation in 2015 and all of the assets were acquired were already in operation at the time of acquisition.

Acquisitions

On November 18, 2014, we completed the acquisition of a 74% stake in Solacor 1/2, a 100 MW solar power plant in Spain; on December 4, 2014, we completed the acquisition of PS10/20, a 100 MW solar power complex in Spain; and on December 29, 2014, we completed the acquisition of Cadonal, an on-shore wind farm located in Uruguay with a capacity of 50 MW.

On February 3, 2015, we completed the acquisition of a 25.5% stake in Honaine and a 34.17% stake in Skikda, which are two water desalination plants in Algeria with an aggregate capacity of 10.5 M ft3 per day. On February 23, 3015 we completed the acquisition of a 29.6% stake in Helioenergy 1/2, a 100 MW solar complex located in Spain.

On May 13, 2015, we completed the acquisition of Helios 1/2, a 100 MW solar complex located in Spain from Abengoa under the ROFO Agreement.

On May 14, 2015, we completed the acquisition of Solnova 1/3/4, a 150 MW solar complex located in Spain from Abengoa under the ROFO Agreement.

On May 25, 2015, we completed the acquisition of the remaining 70.4% stake in Helioenergy 1/2, a 100 MW solar complex in Spain from Abengoa under the ROFO Agreement.

On June 25, 2015, we completed the acquisition of 40% equity stake of ATN2, an 81-mile transmission line in Peru from Abengoa under the ROFO Agreement. We also acquired the remaining 60% equity stake owned by Sigma, a third-party financial investor, in ATN2.

On July 30, 2015, we completed the acquisition of a 51% stake in Kaxu a 100 MW solar plant in South Africa.

On September 30, 2015, we completed the acquisition of 75% of the shares and a 30-year usufruct of the economic rights of the remaining 25% of the shares of Solaben 1/6 from Abengoa.

The results of operations of each acquisition has been consolidated since the date of their respective acquisition except for Honaine, which was recorded under the equity method, and Helioenergy 1/2, which was recorded under the equity method from February 23, 2015, the date we acquired a 30% ownership stake in the asset, until May 25, 2015, the date we gained control over the asset. Helioenergy 1/2 has been fully consolidated since May 25, 2015.

These acquisitions, and any other acquisitions we may make from time to time, will affect the comparability of our results of operations.

Impairment of our preferred equity investment in ACBH

The results of the year ended December 31, 2015 are significantly impacted by the impairment of our preferred equity investment in ACBH of $210.4 million and recorded in other financial expense, with no corresponding amount in the previous year. On January 29, 2016, Abengoa informed us that several indirect subsidiaries of Abengoa in Brazil, including ACBH, have initiated an insolvency procedure under Brazilian law (“reorganizaçao judiciaria”), as a “Pedido de processamento conjunto”, which means the substantial consolidation of the three main subsidiaries of Abengoa in Brazil, including ACBH. Given that this process will likely negatively affect the value of our preferred equity investment and considering the high degree of uncertainty on its final outcome, we have recorded an impairment of this preferred equity investment of $210.4 million. This is a non-cash loss that we recorded in Other finance expense in our consolidated income statement for the year ended December 31, 2015.

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

Power purchase agreements and other contracted revenue agreements

As of December 31, 2015, the average remaining life of our PPAs, concessions and contracted revenue agreements was approximately 22 years. We believe that the average life of our PPAs and contracted revenue agreements is a significant indicator of our forecasted revenue streams and the growth of our business. Contracted assets and concessions consist of long-term projects awarded to and undertaken by us (in conjunction with other companies or on an exclusive basis) typically over a term of 20 to 30 years. Upon expiration of our PPAs and contracted revenue agreements and in order to maintain and grow our business, we must obtain extensions to these agreements or secure new agreements to replace them as they expire. Under most of our PPAs and concessions, there is an established price structure that provides us with price adjustment mechanisms that partially protect us against inflation.

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

We do not expect Solana or Mojave to pay U.S. federal income tax in the next 10 years due to the relevant NOLs and NOL carryforwards generated by the application of the aforementioned tax incentives established in the United States, in particular MACRS accelerated depreciation.

Tax accelerated depreciation for Spanish new assets

For investments in new material assets and investment properties used for economic activities acquired in the tax periods commencing in 2009 up to March 31, 2012, tax free depreciation is allowed. Due to this special regime, Solaben 2/3, Solaben 1/6, Solacor 1/2, PS10/20, Helios 1/2, Helioenergy 1/2 and Solnova 1/3/4 do not expect to pay taxes in the following 10 years.

Specific corporate income tax rules in Mexico

Our project in Mexico, ACT, must pay Mexican corporate income tax on its worldwide income. The general taxable income is calculated in a similar way to the other jurisdictions in which our assets are located; however, the Mexican corporate income tax provides for specific inflationary adjustments on monetary assets and liabilities.

Notwithstanding the above, the project is not expected to pay significant income taxes until the fifth or sixth year after our IPO due to the NOL carryforwards generated during the construction phase.

Capital expenditures

We finance our contracted assets primarily through project debt issued by a financial institution. Consequently, a significant part of our business is capital-intensive and our assets are highly leveraged. See “Item 5.B—Liquidity—Liquidity and Capital Resources—Capital expenditures.”

Interest rates

We incur significant indebtedness at the corporate level and in our assets. The interest rate risk arises mainly from indebtedness with variable interest rates.

Most of our debt consists of project debt. As of December 31, 2015, approximately 89% of our project debt has either fixed interest rates or has been hedged with swaps or caps.

Regarding our corporate debt, in November 2014, we incurred indebtedness at the corporate level through the issuance of the 2019 Notes, which have a fixed interest rate of 7.000% See “Item 5.B—Liquidity—Liquidity and Capital Resources—Financing Arrangements—2019 Notes.” We have also entered into and made borrowings under the Credit Facility. See “Item 5.B—Liquidity—Liquidity and Capital Resources—Financing Arrangements—Credit Facility.”

In addition, in December 2014, we signed Tranche A of the Credit Facility, amounting to $125 million, which accrues interest at a rate per annum equal to: (A) for Eurodollar rate loans, LIBOR plus 2.75% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus 1/2 of 1.00%, (ii) the U.S. prime rate and (iii) LIBOR plus 1.00%, in any case, plus 1.75%. Tranche A has been hedged. Tranche B of the Credit Facility, amounting to $290 million, at a rate per annum equal to: (A) for Eurodollar rate loans, LIBOR plus 2.50% and (B) for base rate loans, 1.50%.

To mitigate the interest rate risk, we primarily use long-term interest rate swaps and interest rate options which, in exchange for a fee, offer protection against a rise in interest rates. We estimate that currently approximately 86% of our total interest risk exposure is fixed or hedged. Nevertheless, our results of operations can be affected by changes in interest rates with respect to the unhedged portion of our indebtedness that bears interest at floating rates, which typically bears a spread over EURIBOR or LIBOR.

Exchange rates

Our functional currency is the U.S. dollar, as most of our revenues and expenses are denominated or linked to U.S. dollars. All our companies located in North America, South America and Algeria have their PPAs, or concessional agreements, and financing contracts signed in, or indexed to, U.S. dollars, and report their individual financial statements in U.S. dollars. Our solar power plants in Spain, Solaben 2/3, Solaben 1/6, Solacor 1/2, PS10/20, Helios 1/2, Helioenergy 1/2 and Solnova 1/3/4, have their revenues and expenses denominated in euros. We have signed a five year Currency Swap Agreement with Abengoa which provides for a fixed exchange rate for the cash available for distribution from our Spanish assets. The distributions from the Spanish assets are paid in euros and the Currency Swap Agreement provides for a fixed exchange rate at which euros will be converted into U.S. dollars. The revenues and expenses of Kaxu are denominated in South African rand.

Fluctuations in the value of foreign currencies (the euro and the South African rand) in relation to the U.S. dollar may affect our operating results. Impacts associated with fluctuations in foreign currency are discussed in more detail under “Item 11—Quantitative and Qualitative Disclosure About Market Risk—Foreign exchange rate risk.” In subsidiaries with functional currency other than the U.S. dollar, assets and liabilities are translated into U.S. dollars using end-of-period exchange rates; revenue, expenses and cash flows are translated using average exchange rates.

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

The average rate of the Noon Buying Rate means the average rates for the euro on the last day reported of each month during the relevant period.

The Federal Reserve Bank of New York Noon Buying Rate of the euro on February 19, 2016 was $1.1127 per €1.00.

	U.S. Dollar per €1.00
	High	Low	Average	Period End

Year
2013	1.3816	1.2774	1.3303	1.3779
2014	1.3927	1.2101	1.3296	1.2101
2015	1.2015	1.0524	1.1096	1.0859
Month
August 2015	1.1580	1.0868	1.1136	1.1194
September 2015	1.1358	1.1104	1.1229	1.1162
October 2015	1.1437	1.0963	1.1228	1.1042
November 2015	1.1026	1.0562	1.0727	1.0562
December 2015	1.1025	1.0573	1.0889	1.0859
January 2016	1.0964	1.0743	1.0855	1.0832
February 2016 (through February 19, 2016)	1.1362	1.0888	1.1140	1.1127

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

	As of and for the year ended December 31
	2015	2014	2013
Renewable Energy
MW in operation	1,441	891	380
GWh produced	2,536	902	280
Conventional Power
MW in operation	300	300	300
GWh produced	2,465	2,474	1,849
Availability (%)	101.7%	101.9%	97.0%
Electric Transmission
Miles in operation	1,099	1,018	368
Availability (%)	99.9%	100.0%	99.6%
Water
Mft[3] in operation	10.5	—	—
Availability (%)	101.5%	—	—

MW in operation and Mft3 in operation represent total installed capacity in assets owned at the end of the period, regardless of the stake in each of the assets.

Results of Operations

The table below illustrates our results of operations for the years ended December 31, 2015, 2014 and 2013.

	Year ended December 31,
	2015	2014	2013
	$ in millions
Revenue	$790.9	$362.7	$210.9
Other operating income	68.8	79.9	379.6
Raw materials and consumables used	(23.2)	(9.4)	(6.2)
Employee benefit expenses	(5.8)	(1.7)	(2.4)
Depreciation, amortization and impairment charges	(261.3)	(125.5)	(46.9)
Other operating expenses	(224.9)	(132.7)	(423.4)
Operating profit/(loss)	$344.5	$173.3	$111.6
Financial income	3.5	4.9	1.2
Financial expense	(333.9)	(210.3)	(123.8)
Net exchange differences	3.9	2.1	(0.9)
Other financial income/(expense), net	(200.2)	5.9	(1.7)
Financial expense, net	$(526.7)	$(197.4)	$(125.2)
Share of profit/(loss) of associates carried under the equity method	7.8	(0.8)	—
Profit/(loss) before income tax	$(174.4)	$(24.9)	$(13.6)
Income tax	(23.8)	(4.4)	11.8
Profit/(loss) for the year	$(198.2)	$(29.3)	$(1.8)
Profit/(loss) attributable to non-controlling interests	(10.8)	(2.3)	(1.6)
Profit/(loss) for the year attributable to the parent company	$(209.0)	$(31.6)	$(3.4)

Comparison of the Years Ended December 31, 2015 and 2014

Revenues

Revenues increased by 118.1% to $790.9 million in the year ended December 31, 2015, compared with $362.7 million for the year ended December 31, 2014. On a constant currency basis, revenue for the year ended December 31, 2015 would have been $859.4 million, representing an increase of 136.9% compared to the previous year. The increase is largely attributable to the acquisitions of Solacor 1/2, PS 10/20 and Cadonal in the fourth quarter of 2014, Skikda in the first quarter of 2015, Helios 1/2, Solnova 1/3/4, Helioenergy 1/2 and ATN2 in the second quarter of 2015 and Kaxu and Solaben 1/6 in the third quarter of 2015. The commencement of operations of Mojave in the last quarter of 2014 also contributed to the increase of revenues in the year ended December 31, 2015 as compared with the year ended December 31, 2014. These resulted in a net electricity production of 5,001 GWh and 1,099 miles of transmission lines in operation for the year ended December 31, 2015, compared with 3,376 GWh produced and 1,018 miles of transmission lines in operation during the year ended December 31, 2014.

Other operating income

The following table sets forth our other operating income for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014
Other operating income	$ in millions
Grants	67.8	35.2
Income from various services	1.0	6.1
Income from subcontracted construction services for our assets and concessions	—	38.6
Total	68.8	79.9

Other operating income decreased by 13.8% to $68.8 million for the year ended December 31, 2015, compared with $79.9 million for the year ended December 31, 2014. The decrease was mainly due to the decrease in income from subcontracted construction services for our assets and concessions, which decreased from $38.6 million for the year ended December 31, 2014 to $0 in the year ended December 31, 2015. As certain assets owned by us were under construction and subcontracted to related parties during 2014, we were required to account for income from construction services as “other operating income” in accordance with IFRIC 12. The corresponding costs of construction were recorded within “Other operating expenses.” These amounts reflect the construction progress of the assets and concessions during 2014. The decrease was primarily due to the completion of construction of ATS. We do not expect to have any other operating income from construction activities in future periods.

Income from grants increased from $35.2 million in the year ended December 31, 2015 to $67.8 million in the year ended December 31, 2015. Income classified as grants is related to the financial support provided by the U.S. Treasury to Solana and Mojave. The increase is due to grants in respect to Mojave, which is fully consolidated from December 2014 once the asset reached COD and was recorded under the equity method until that time.

Raw materials and consumables used

Raw materials and consumables used increased by $13.8 million to $23.2 million for the year ended December 31, 2015, compared with $9.4 million for the year ended December 31, 2014, primarily due to the increase in raw materials used in Solana, the commencement of operations of Mojave and the recent acquisition of Skikda in the first quarter of 2015.

Employee benefits expenses

Employee benefit expenses increased by $4.1 million to $5.8 million for the year ended December 31, 2015, compared with $1.7 million for the year ended December 31, 2014. This increase in expenses was primarily attributable to the fact that during 2015 management employees of Atlantica Yield, who had been employed by Abengoa until March 2015 were transferred to companies within the perimeter of Atlantica  Yield and the Executive Services Agreement was terminated, which has caused an increase in employee benefit expenses. In addition, other employees previously employed by subsidiaries of Abengoa who were providing services to Atlantica Yield under the Support Services Agreement were transferred to subsidiaries of Atlantica Yield. This increase was partially offset by a decrease in employee benefit expenses in ATN due to the fact that in April 2014 all ATN employees were transferred to an entity excluded from the perimeter of Atlantica Yield.

Depreciation, amortization and impairment charges

Depreciation, amortization and impairment charges increased by 108.2% to $261.3 million for the year ended December 31, 2015, compared with $125.5 million for the year ended December 31, 2014. Depreciation and amortization are recorded from the commencement of operations of the contracted assets. The net change was largely attributable to the commencement of operations of Mojave and to the acquisitions of Solacor 1/2, PS 10/20 and Cadonal in the fourth quarter of 2014, Helios 1/2, Solnova 1/3/4 and Helioenergy 1/2 in the second quarter of 2015 and Kaxu and Solaben 1/6 in the third quarter of 2015.

Other operating expenses

The following table sets forth our other operating expenses for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015		2014
Other operating expenses	$ in millions	% of revenue	$ in millions	% of revenue
Leases and fees	3.9	0.5%	1.8	0.5%
Repairs and maintenance	24.7	3.1%	10.3	2.8%
Independent professional services(1)	104.6	13.2%	38.1	10.5%
Supplies	18.0	2.3%	7.7	2.1%
Other external services	24.4	3.1%	10.2	2.8%
Levies and duties	32.4	4.1%	14.2	3.9%
Other expenses	16.9	2.1%	11.8	3.3%
Construction costs	—	—	38.6	10.6%
Total	224.9	28.4%	132.7	36.5%

Notes:—
(1)	Includes approximately $3.8 million in the year ended December 31, 2014 of allocated costs and expenses for general and administrative services provided by Abengoa prior to our IPO.

Other operating expenses increased by 69.5% to $224.9 million for the year ended December 31, 2015, compared with $132.7 million for the year ended December 31, 2014. This increase in our operating expenses, other than those related to construction costs, was primarily due to the acquisitions of Solacor 1/2 in the fourth quarter of 2014, Skikda in the first quarter of 2015, Helios 1/2, Solnova 1/3/4 and Helioenergy 1/2 in the second quarter of 2015 and Kaxu and Solaben 1/6 in the third quarter of 2015. In addition, ACT recorded higher other operating expenses due to higher operation and maintenance costs in the year ended December 31, 2015 as a result of scheduled maintenance. The increase is also due to the commencement of operations of Mojave in the last quarter of 2014. This increase was partially offset by the decrease in construction costs from $38.6 million for the year ended December 31, 2014 to $0 for the year ended December 31, 2015, due to the completion of construction of ATS, Quadra 1, Quadra 2 and Palmatir.

Operating profit/(loss)

As a result of the above factors, operating profit increased by 98.7% to $344.5 million for the year ended December 31, 2015, compared with $173.3 million for the year ended December 31, 2014.

Financial income and financial expense

	Year ended December 31,
Financial income and financial expense	2015	2014
	$ in millions
Financial income	3.5	4.9
Financial expense	(333.9)	(210.3)
Net exchange differences	3.9	2.1
Other financial income/(expense), net	(200.2)	5.9
Financial expense, net	(526.7)	(197.4)

Net financial expense increased by $329.3 million to $526.7 million for the year ended December 31, 2015, compared with $197.4 million for the year ended December 31, 2014. This increase was primarily attributable to the increase in other financial income (expense), net, and also due to the increase in the financial expense, both analyzed below. Financial income decreased by 28.5% to $3.5 million for the year ended December 31, 2015, compared to $4.9 million for the year ended December 31, 2014, mainly due to lower interest income from short-term financial investments at the holding level.

Financial expense

The following table sets forth our financial expense for the years ended December 31, 2015 and 2014:

	Year ended December 31,
Financial expense	2015	2014
	$ in millions
Expenses due to interest:
Loans with credit entities	(197.9)	(117.7)
Other debts	(81.9)	(61.9)
Interest rates losses derivatives: cash flow hedges	(54.1)	(30.7)
Total	(333.9)	(210.3)

Financial expense increased by 58.8% to $333.9 million for the year ended December 31, 2015, compared with $210.3 million for the year ended December 31, 2014. This increase was largely attributable to interest from loans with credit entities, which increased due to the acquisitions of Solacor 1/2, PS 10/20 and Cadonal in the fourth quarter of 2014, Skikda in the first quarter of 2015, Helios 1/2, Solnova 1/3/4, Helioenergy 1/2 and ATN2 in the second quarter of 2015 and Kaxu in the third quarter of 2015. Interest from loans with credit entities also increased due to the interest accrued on our Credit Facility. Interest from other debts primarily consist of interest on the 2019 Notes issued in November 2014, notes issued by ATS, ATN and Solaben 1/6, as well as interest on debt with related parties in 2014, which was capitalized in its majority before our IPO. Interest on interest-rate derivatives designated as cash flow hedges of $54.1 million in 2015 was due to transfers from equity to financial expense in accordance with our cash flow hedge accounting policy, and the increase was mainly due to the acquisition of solar assets in Spain.

Other financial income/(expense), net

	Year ended December 31,
Other financial income/(expenses)	2015	2014
	$ in millions
Dividend ACBH (Brazil)	18.4	9.2
Other financial income	1.5	0.6
Impairment preferred equity investment in ACBH	(210.4)	—
Other financial losses	(9.7)	(3.9)
Total	(200.2)	5.9

Other financial expense, net amounted to $200.2 million for the year ended December 31, 2015, compared with a $5.9 million financial income, net for the year ended December 31, 2014. The expense recorded in 2015 was largely attributable to the impairment of our preferred equity investment in ACBH. On January 29, 2016, Abengoa informed us that several indirect subsidiaries of Abengoa in Brazil, including ACBH, have initiated an insolvency procedure under Brazilian law (“reorganizaçao judiciaria”), as a “Pedido de processamento conjunto”, which means the substantial consolidation of the three main subsidiaries of Abengoa in Brazil, including ACBH. Given that this process will likely negatively affect the value of our preferred equity investment and considering the high degree of uncertainty on its final outcome, we have recorded an impairment of this preferred equity investment of $210.4 million.  On the other hand, dividends received from our preferred equity investment in ACBH increase for a total amount of $18.4 million during the year ended December 31, 2015 compared to $9.2 million received in the year ended December 31, 2014, as we began to receive this income upon this consummation of our IPO. Other financial losses mainly include guarantees and letters of credit, wire transfers, other bank fees and other minor financial expenses.

Share of profit/(loss) of associates carried under the equity method

Share of profit/(loss) of associates carried under the equity method increased from a loss of $0.8 million for the year ended December 31, 2014 to a $7.8 million profit for the year ended December 31, 2015 mainly due to the acquisition of a 25.5% stake in Honaine and a 29.6% stake in Helioenergy 1/2 in February 2015. The results of Honaine have been accounted for under the equity method since the date of its acquisition in February 2015. The results of Helioenergy 1/2 have been recorded under the equity method since the acquisition of the initial 29.6% stake in February 2015 until we gained control of Helioenergy 1/2 on May 25, 2015 and have been fully consolidated since that date.

Profit/(loss) before income tax

As a result of the above factors, we reported a loss before income tax amounting to $174.4 million for the year ended December 31, 2015, compared with a loss before income taxes of $24.9 million for the year ended December 31, 2014. Without considering the impact of the impairment of our preferred equity investment in ACBH of $210.4 million, profit before income tax would have amounted to $36.0 million for the year ended December 31, 2015, compared with a loss before income taxes of $24.9 million for the year ended December 31, 2014.

Income tax

Income tax expense amounted to $23.8 million for the year ended December 31, 2015, compared with an income tax expense of $4.4 million for the year ended December 31, 2014. Our effective tax rate differs from the average nominal tax rate mainly due to permanent differences resulting primarily from inflationary effects in ACT and incentives related mainly to the tax exemption of ACBH dividends.

Loss/(profit)) attributable to non-controlling interest

Profit attributable to non-controlling interest increased by 360.9% to $10.8 million in the year ended December 31, 2015, from $2.3 million in the year ended December 31, 2014. This increase was due to the acquisition of Solacor 1/2 in the fourth quarter of 2014, in which we acquired a 74% stake in 2015, Skikda in the first quarter of 2015, in which we have a 34.2% stake with control and Kaxu in the third quarter of 2015, in which we have a 51% stake.

Profit/(loss) attributable to the parent company

As a result of the above factors, loss attributable to the parent company increased to $209.0 million for the year ended December 31, 2015, compared with a loss attributable to the parent company of $31.6 million for the year ended December 31, 2014. Without considering the impact of the impairment of our preferred equity investment in ACBH of $210.4 million, we would have reported a profit attributable to the parent company in 2015 of $1.4 million for the year ended December 31, 2015, compared with a loss attributable to the parent company of $31.6 million for the year ended December 31, 2014.

Total comprehensive income/(loss) attributable to the parent company

Total comprehensive loss attributable to the parent company amounted to $249.3 million for the year ended December 31, 2015 compared with total comprehensive loss of $128.7 million for the year ended December 31, 2014. The loss for the year ended December 31, 2015 was mainly due to a loss for the year of $198.2 million, which was highly impacted by the impairment of the preferred equity investment in ACBH of $210.4 million. In addition, other comprehensive loss amounted to $47.5 million mainly due to translation differences arising from the depreciation of the euro versus the U.S.$ during 2015. Without considering the impact of the impairment of our preferred equity investment in ACBH, total comprehensive loss attributable to the parent company would have amounted to $89.1 million for the year ended December 31, 2015.

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

Comparison of the Years Ended December 31, 2014 and 2013

Revenues

Revenues increased by 72.0% to $362.7 million in the year ended December 31, 2014, compared with $210.9 million for the year ended December 31, 2013. The increase is largely attributable to the commencement of operations of Solana in the last quarter of 2013 and to the entry into operation of ATS in the first quarter of 2014. The increase was also due to the entry into operation of ACT in the second quarter of 2013, Quadra 1 and 2 in the first and second quarters of 2014 and Palmatir in the second quarter of 2014. The acquisition of Solacor 1/2 on November 18, 2014, and PS10/20 on December 4, 2014, also contributed to the increase in revenues in the year ended December 31, 2014 as compared with the year ended December 31, 2013. Finally, the increase in revenues was also due to the entry into operation of Mojave in December 2014. These resulted in a net electricity production of 3,375 GWh and 1,018 miles of transmission lines in operation for the year ended December 31, 2014, compared with 2,129 GWh produced and 368 miles of transmission lines in operation during the year ended December 31, 2013. The impact of exchange rates was immaterial in the year ended December 31, 2014, as it caused less than a 0.1% change in revenues.

Other operating income

The following table sets forth our other operating income for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013
Other operating income	$ in millions
Grants	35.2	10.1
Income from various services	6.1	4.8
Income from subcontracted construction services for our assets and concessions	38.6	364.7
Total	79.9	379.6

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

Raw materials and consumables used

Raw materials and consumables used increased by $3.2 million to $9.4 million for the year ended December 31, 2014, compared with $6.2 million for the year ended December 31, 2013, primarily due to the commencement of operations of Solana in the last quarter of 2013.

Employee benefits expenses

Employee benefit expenses decreased by 29.2% to $1.7 million for the year ended December 31, 2014, compared with $2.4 million for the year ended December 31, 2013. These expenses were primarily attributable to ATN whose employees were transferred to an entity excluded from the perimeter of Atlantica Yield in April 2014. As of the date of this annual report, we had seven employees, all in one of our solar power assets in Spain.

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

Other operating expenses

The following table sets forth our other operating expenses for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014		2013
Other operating expenses	$ in millions	% of revenue	$ in millions	% of revenue
Leases and fees	1.8	0.5%	1.8	0.9%
Repairs and maintenance	10.3	2.8%	12.8	6.1%
Independent professional services(1)	38.1	10.5%	25.1	11.9%
Transportation	0.1	—%	0.4	0.2%
Supplies	7.6	2.1%	3.3	1.6%
Other external services	10.2	2.8%	5.5	2.6%
Levies and duties	14.2	3.9%	6.6	3.1%
Other expenses	11.9	3.3%	3.2	1.5%
Construction costs	38.6	10.6%	364.7	172.9%
Total	132.7	36.5%	423.4	200.8%

Notes:—
(1)	Includes approximately $3.8 million in the year ended December 31, 2014 and $3.5 million in the year ended December 31, 2013 of allocated costs and expenses for general and administrative services provided by Abengoa prior to our IPO.

Other operating expenses decreased by 68.7% to $132.7 million for the year ended December 31, 2014, compared with $423.4 million for the year ended December 31, 2013. This was primarily due to the decrease in construction costs by 89.4% to $38.6 million for the year ended December 31, 2014 compared with $364.7 million for the year ended December 31, 2013. This decrease was primarily due to the completion of construction of ATS, ACT, Mojave, Quadra 1, Quadra 2, Palmatir and Solana. On the other hand, the commencement of operation of these assets increased expenses in supplies, other external services, levies and duties, as well as other expenses.

Operating profit/(loss)

As a result of the above factors, operating profit increased by 55.3% to $173.3 million for the year ended December 31, 2014, compared with $111.6 million for the year ended December 31, 2013.

Financial income and financial expense

	Year ended December 31,
Financial income and financial expense	2014	2013
	$ in millions
Financial income	4.9	1.2
Financial expense	(210.3)	(123.8)
Net exchange differences	2.1	(0.9)
Other financial income/(expense), net	5.9	(1.7)
Financial expense, net	(197.4)	(125.2)

Net financial expense increased by 57.7% to $197.4 million for the year ended December 31, 2014, compared with $125.2 million for the year ended December 31, 2013. This increase was primarily attributable to the increase in financial expense analyzed below. The increase in financial income was mainly due to the commencement of operations of a number of projects and net exchange differences have remained low, as all our assets have a large majority of their expenses denominated in the same currency as their revenues. Other financial income/(expenses), net, is also analyzed below.

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

Total comprehensive income/(loss) attributable to the parent company

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

Segment Reporting

As of December 31, 2015, we organized our business into the following three geographies where the contracted assets and concessions are located:

•	North America;

•	South America; and

•	EMEA.

In addition, we have identified the following business sectors based on the type of activity:

•	Renewable Energy, which includes our activities related to the production electricity from solar power and wind plants;

•	Conventional Power, which includes our activities related to the production of electricity and steam from natural gas;

•	Electric Transmission, which includes our activities related to the operation of electric transmission lines; and

•	Water, which includes our activities related to desalination plants.

As a result we report our results through the year ended December 31, 2015 in accordance with both criteria.

Comparison of the Year Ended December 31, 2015 and 2014

Revenue and Further Adjusted EBITDA by geography

The following table sets forth our revenue, Further Adjusted EBITDA and volumes for the years ended December 31, 2015 and 2014, by geographic region:

	Year ended December 31,
	2015		2014
Revenue by geography	$ in millions	% of revenue	$ in millions	% of revenue
North America	328.1	41.5%	195.5	53.9%
South America	112.5	14.2%	83.6	23.0%
EMEA	350.3	44.3%	83.6	23.1%
Total revenue	790.9	100.0%	362.7	100.0%

	Year ended December 31,
	2015		2014
Further Adjusted EBITDA by geography	$ in millions	% of revenue	$ in millions	% of revenue
North America	279.6	85.2%	175.4	89.7%
South America	110.9	98.6%	77.2	92.3%
EMEA	233.7	66.7%	55.4	66.3%
Further Adjusted EBITDA(1)	624.2	78.9%	308.0	84.9%

Notes:—
(1)
Further Adjusted EBITDA is calculated as profit/(loss) for the year attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in the Annual Consolidated Financial Statements, and dividends received from our preferred equity investment in ACBH. Further Adjusted EBITDA includes preferred dividends by ACBH for the first time during the third quarter of 2014. Further Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB and you should not consider Further Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Further Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Further Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Further Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See “Presentation of Financial Information—Non-GAAP Financial Measures.”

	Volume produced/availability
	Year ended December 31,
Volume by geography	2015	2014

North America (GWh)	3,687	3,083
South America (miles in operation)	1,099	1,018
South America (GWh)	313	109
EMEA (GWh)	1,001	185
EMEA (capacity in Mft[3] per day)	10.5	10.5

North America. Revenues increased by 67.8% to $328.1 million for the year ended December 31, 2015, compared with $195.5 million for the year ended December 31, 2014. The increase was primarily due to the commencement of operations of Mojave in December 2014 and, to a lesser extent, to the increase in production of Solana in its second year of operations. Revenues also increased in ACT mainly due to higher revenues in the portion of the tariff related to the operation and maintenance services, as we had higher operation and maintenance costs in the year ended December 31, 2015. Further Adjusted EBITDA increased by 59.4% to $279.6 million for the year ended December 31, 2015 compared with $175.4 million for the year ended December 31, 2014 mainly due to commencement of operations of Mojave and higher production at Solana. Further Adjusted EBITDA margin decreased as of December 31, 2015 as compared to December 31, 2014, mainly as a result of higher costs of operation and maintenance in Solana in 2015 and to higher general expenses, which are allocated by segment.

South America. Revenue increased by 34.6% to $112.5 million for the year ended December 31, 2015, compared with $83.6 million for the year ended December 31, 2014. The increase was mostly attributable to the acquisition of Cadonal in the first quarter of 2015 and ATN2 in the second quarter of 2015 and, to a lesser extent, the increase in the production at Palmatir. Thus, Further Adjusted EBITDA amounted to $110.9 million for the year ended December 31, 2015, which represents an increase of $33.7 million as compared with the year ended December 31, 2014. Further Adjusted EBITDA margin has increased mainly as a result of dividends received from our preferred equity investment in ACBH, which were $18.4 million for the year ended December 31, 2015 compared to $9.2 million for the year ended December 31, 2014, corresponding to the period after our IPO.

EMEA. Revenue increased by 319.0% to $350.3 million for the year ended December 31, 2015, compared with $83.6 million for the year ended December 31, 2014. On a constant currency basis, revenue for the year ended December 31, 2015 would have been $418.7 million, representing an increase of 400.9% compared to previous year. The increase is mainly attributable to the acquisitions of Solacor 1/2 and PS 10/20 in the fourth quarter of 2014, Skikda in the first quarter of 2015, Helios 1/2, Solnova 1/3/4 and Helioenergy 1/2 in the second quarter of 2015 and Kaxu and Solaben 1/6 in the third quarter of 2015. As a result, Further Adjusted EBITDA increased to $233.7 million for the year ended December 31, 2015, compared with $55.4 million for the year ended December 31, 2014. Further Adjusted EBITDA margin remained stable for the year ended December 31, 2015 as compared to the year ended December 31, 2014.

Revenue and Further Adjusted EBITDA by business sector

The following table sets forth our revenue, Further Adjusted EBITDA and volumes for the years ended December 31, 2015 and 2014 by business sector:

	Year ended December 31,
	2015		2014
Revenue by business sector	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	543.0	68.7%	170.7	47.1%
Conventional power	138.7	17.5%	118.8	32.7%
Electric transmission lines	86.4	10.9%	73.2	20.2%
Water	22.8	2.9%	—	—
Total revenue	790.9	100.0%	362.7	100.0%

	Year ended December 31,
	2015		2014
Further Adjusted EBITDA by business sector	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	414.0	76.2%	137.8	80.7%
Conventional power	107.7	77.6%	101.9	85.8%
Electric transmission lines	89.0	103.1%	68.3	93.3%
Water	13.5	59.6%	—	—
Further Adjusted EBITDA(1)	624.2	78.9%	308.0	84.9%

Notes:—
(1)	Further Adjusted EBITDA is calculated as profit/(loss) for the year attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in the Annual Consolidated Financial Statements, and dividends received from our preferred equity investment in ACBH. Further Adjusted EBITDA includes preferred dividends by ACBH for the first time during the third quarter of 2014. Further Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB and you should not consider Further Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Further Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Further Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Further Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See “Presentation of Financial Information—Non-GAAP Financial Measures.”

	Volume produced/availability
	Year ended December 31,
Volume by business sector	2015	2014
Renewable energy (GWh)	2,536	902
Conventional power (GWh)	2,465	2,474
Electric transmission lines (miles in operation)	1,099	1,018

Renewable energy. Revenue increased by 218.2% to $543.0 million for the year ended December 31, 2015, compared with $170.7 million for the year ended December 31, 2014. On a constant currency basis, revenue for the year ended December 31, 2015 would have been $606.0 million, representing an increase of 255.1% compared to the year ended December 31, 2014. The increase was mainly attributable to the acquisitions of Solacor 1/2, PS 10/20 and Cadonal in the fourth quarter of 2014, Helios 1/2, Solnova 1/3/4 and Helioenergy 1/2 in the second quarter of 2015 and Kaxu and Solaben 1/6 in the third quarter of 2015. The commencement of operations of Mojave in the last quarter of 2014 also contributed to the increase in revenues in the year ended December 31, 2015 as compared with the year ended December 31, 2014. As a consequence, the capacity in terms of installed MW available throughout the year increased by 600 MW, driving total capacity to 1,441 MW as of December 31, 2015. This resulted in a net electricity production of 2,536 GWh for the year ended December 31, 2015 compared with 902 GWh produced during the year ended December 31, 2014. As a result, further Adjusted EBITDA amounted to $414.0 million for the year ended December 31, 2015, which represented an increase of $276.1 million with respect to the year ended December 31, 2014. Further Adjusted EBITDA margin has decreased mainly due to higher costs of operation and maintenance in Solana in 2015 and to higher general expenses, which are allocated by segment.

Conventional power. Revenue increased by 16.8% to $138.7 million for the year ended December 31, 2015, compared with $118.8 million for the year ended December 31, 2014. The increase was mainly due to higher revenues in the portion of the tariff related to the operation and maintenance services, attributable to higher operation and maintenance costs for the year ended December 31, 2015, as compared to the year ended December 31, 2014. Further Adjusted EBITDA margin decreased for the year ended December 31, 2015 as compared to the year ended December 31, 2014 mainly due to higher operation and maintenance costs.

Electric transmission lines. Revenue increased by 17.9% to $86.4 million for the year ended December 31, 2015, compared with $73.2 million for the year ended December 31, 2014. The increase was mostly attributable to the commencement of operations of ATS and Quadra 2 in the first quarter of 2014, and Quadra 1 during the second quarter of 2014, and the acquisition of ATN2 during the second quarter of 2015. All assets operated at high levels of availability during the year ended December 31, 2015. Thus, Further Adjusted EBITDA amounted to $89 million for the year ended December 31, 2015, representing an increase of $20.7 million compared with the year ended December 31, 2014. Further Adjusted EBITDA margin has increased as a result of dividends received from our preferred equity investment in ACBH; we received $18.4 million for the year ended December 31, 2015 compared to $9.2 million received for the year ended December 31. 2014, corresponding to the period after our IPO.

Water. Revenue amounted to $22.8 million for the year ended December 31, 2015 compared to $0 for the year ended December 31, 2014. Further Adjusted EBITDA amounted to $13.5 million for the year ended 2015 compared to $0 for the year ended December 31, 2014. The increase is due to the acquisition of Skikda in February 2015.

Comparison of the Year Ended December 31, 2014 and 2013

Revenue and Further Adjusted EBITDA by geography

The following table sets forth our revenue, Further Adjusted EBITDA and volumes for the years ended December 31, 2014 and 2013, by geographic region:

	Year ended December 31,
	2014		2013
Revenue by geography	$ in millions	% of revenue	$ in millions	% of revenue
North America	195.5	53.9%	114.0	54.1%
South America	83.6	23.0%	25.4	12.0%
EMEA	83.6	23.1%	71.5	33.9%
Total revenue	362.7	100.0%	210.9	100.0%

	Year ended December 31,
	2014		2013
Further Adjusted EBITDA by geography	$ in millions	% of revenue	$ in millions	% of revenue
North America	175.4	89.7%	96.7	84.8%
South America	77.2	92.3%	19.0	74.8%
EMEA	55.4	66.3%	42.8	59.9%
Further Adjusted EBITDA(1)	308.0	84.9%	158.5	75.2%

Notes:—
(1)	Further Adjusted EBITDA is calculated as profit/(loss) for the year attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in the Annual Consolidated Financial Statements, and dividends received from our preferred equity investment in ACBH. Further Adjusted EBITDA for the year ended December 31, 2014 includes preferred dividends by ACBH for the first time during the third and fourth quarters of 2014. Further Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB and you should not consider Further Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Further Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Further Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Further Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See “Presentation of Financial Information—Non-GAAP Financial Measures.”

	Volume sold
	Year ended December 31,
Volume by geography	2014	2013
	$ in millions
North America (GWh)	3,083	1,938
South America (miles in operation)	1,018	368
South America (GWh)	109	—
EMEA (GWh)	185	191

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

EMEA. Revenue increased by 16.9% to $83.6 million for the year ended December 31, 2014, compared with $71.5 million for the year ended December 31, 2013. The increase is mainly attributable to the acquisition of Solacor 1/2 and PS10/20 during the fourth quarter of 2014. As a result, Further Adjusted EBITDA increased to $55.4 million for the year ended December 31, 2014, compared with $42.8 million for the year ended December 31, 2013.

Revenue and Further Adjusted EBITDA by business sector

The following table sets forth our revenue, Further Adjusted EBITDA and volumes for the years ended December 31, 2014 and 2013 by business sector:

	Year ended December 31,
	2014		2013
Revenue by business sector	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	170.7	47.1%	82.7	39.2%
Conventional power	118.8	32.7%	102.8	48.7%
Electric transmission lines	73.2	20.2%	25.4	12.1%
Total revenue	362.7	100.0%	210.9	100.0%

	Year ended December 31,
	2014		2013
Further Adjusted EBITDA by business sector	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	137.8	80.7%	55.8	67.5%
Conventional power	101.9	85.8%	83.3	81.0%
Electric transmission lines	68.3	93.3%	19.4	76.4%
Further Adjusted EBITDA(1)	308.0	84.9%	158.5	75.2%

Notes:—
(1)	Further Adjusted EBITDA is calculated as profit/(loss) for the year attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in the Annual Consolidated Financial Statements, and dividends received from our preferred equity investment in ACBH. Further Adjusted EBITDA for the year ended December 31, 2014 includes preferred dividends by ACBH for the first time during the third and fourth quarters of 2014. Further Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB and you should not consider Further Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Further Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Further Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Further Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See “Presentation of Financial Information—Non-GAAP Financial Measures.”

	Volume sold
	Year ended December 31,
Volume by business sector	2014	2013
Renewable energy (GWh)	902	280
Conventional power (GWh)	2,474	1,849
Electric transmission lines (miles in operation)	1,018	368

Renewable energy. Revenue increased by 106.4% to $170.7 million for the year ended December 31, 2014, compared with $82.7 million for the year ended December 31, 2013. The increase was mainly attributable to the projects that entered into operation during 2014 and in the last quarter of 2013, comprised of Mojave, Palmatir and Solana. Additionally, the acquisition of Solacor 1/2 on November 18, 2014, and PS10/20 on December 4, 2014, also contributed to the increase in production and revenues in the year ended December 31, 2014 as compared with the year ended December 31, 2013. As a consequence, the capacity in terms of installed MW available throughout the year increased by 511 MW, driving total capacity to 891 MW as of December 31, 2014. This resulted in a net electricity production of 902 GWh for the year ended December 31, 2014, compared with 280 GWh produced during the year ended December 31, 2013. Further Adjusted EBITDA amounted to $137.8 million for the year ended December 31, 2014, which represented an increase of $82.0 million with respect to the year ended December 31, 2013, mainly due to the effect of the new projects entering into operation and acquisitions. Further Adjusted EBITDA margin has increased as well as a result of the projects that have entered into operation, with a higher margin than the projects in operation in the year ended December 31, 2013.

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

Our principal liquidity requirements are to service our debt, pay cash dividends to investors and acquire new companies and operations. Historically, our predecessor operations were largely financed by internally generated cash flows as well as corporate and/or project-level borrowings to satisfy capital expenditure requirements. As a normal part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. In addition, during the fourth quarter of 2014, we issued the 2019 Notes and entered into tranche A of the Credit Facility, which we amended and restated on June 26, 2015. Changes in our operating plans, lower than anticipated sales, increased expenses, acquisitions or other events may cause us to seek additional debt or equity financing in future periods. There can be no guarantee that financing will be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations and additional covenants and operating restrictions. In addition, any of the items discussed in detail under “Item 3.D—Risk Factors” in this annual report and other factors may also significantly impact our liquidity.

Our principal liquidity and capital requirements consist of the following:

•	debt service requirements on our existing and future debt;

•	cash dividends to investors; and

•	acquisitions of new companies and operations (see “Item 4.B—Business Overview—Our Growth Strategy”).

Liquidity position

As of December 31, 2015, our cash and cash equivalents at the project company level were $469.2 million as compared with $198.7 million as of December 31, 2014. In addition, our cash and cash equivalents at the Abengoa Yield plc level were $45.5 million as of December 31, 2015 compared with $155.4 million as of December 31, 2014.

Sources of liquidity

We expect our ongoing sources of liquidity to include cash on hand, cash generated from our operations, project debt arrangements, corporate debt and the issuance of additional equity securities, as appropriate, given market conditions. Our financing agreements consist mainly of the project-level financings for our various assets, the 2019 Notes and the Credit Facility.

On November 17, 2014. we issued the 2019 Notes in an aggregate principal amount of $255 million. The 2019 Notes accrue annual interest of 7.000% payable semi-annually beginning on May 15, 2015 until their maturity date of November 15, 2019. As required by the Indenture governing the 2019 Notes, we have obtained a public credit rating for the 2019 Notes from each of S&P and Moody’s. See “Item 5.B—Liquidity—Liquidity and Capital Resources—Financing Arrangements—2019 Notes”

On December 3, 2014, we entered into the Credit Facility in the total amount of up to $125 million. On December 22, 2014, we drew down $125 million under the Credit Facility, which we refer to as Tranche A. Loans under Tranche A of the Credit Facility accrue interest at a rate per annum equal to: (A) for Eurodollar rate loans, LIBOR plus 2.75% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus 1/2 of 1.00%, (ii) the U.S. prime rate and (iii) LIBOR plus 1.00%, in any case, plus 1.75% Loans under Tranche A of the Credit Facility mature on December 22, 2018. Loans prepaid by us under Tranche A of the Credit Facility may be re-borrowed until their maturity date of November 15, 2019.

On June 26, 2015, we amended and restated our Credit Facility which we entered into initially on December 3, 2014 as the borrower for a new tranche B, in addition to the existing $125 million facility that remains as tranche A, to be used as a revolver credit facility for acquisitions and general corporate purposes. Tranche B has a total size of $290 million. Tranche B is revolving and matures in December 2017. Loans under Tranche B of the Credit Facility accrue interest at a rate per annum equal to: (A) for Eurodollar rate loans, LIBOR plus 2.50% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus 1/2 of 1.00%, (ii) the U.S. prime rate and (iii) LIBOR plus 1.00%, in any case, plus 1.50% Loans under tranche B of the Credit Facility mature thirty months after the closing date of Tranche B of the Credit Facility.

As of December 31, 2015 Tranche A and Tranche B of the Credit Facility are fully drawn.

Furthermore, on May 14, 2015, we closed a private placement of our shares that resulted in the issuance of 20,217,260 new shares with total net proceeds of $664 million.

The proceeds of the Credit Facility and the proceeds of the capital increase were used to finance the acquisitions discussed above. See “Item 4.B—Business Overview.”

Our ability to meet our debt service obligations and other capital requirements, including capital expenditures, as well as acquisitions, will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control.

All our project entities have long-term project financing arrangements in place. In particular, as we explain in “—Business—Our operations”, Solana, Mojave and Kaxu have loans with 29, 25 and 18 year terms, respectively. However, following the filing of the pre-insolvency proceeding under article 5bis of the Spanish Insolvency Law, given that these project financing agreements have cross-default provisions with Abengoa and given that, as of December 31, 2015, the project entities did not have what International Accounting Standards define as an unconditional contracted right to defer the settlement of the debt for at least 12 months after that date, the debt of these projects has been classified as Current Liabilities in accordance with the provisions of IFRS International Accounting Standards 1, “Presentation of Financial Statements”. We do not expect the credit entities to use the cross-default provisions to request an acceleration of the debt.

We believe that our existing liquidity position and cash flows from operations will be sufficient to meet our requirements and commitments for the next 12 months, to finance growth and to distribute dividends to our investors. Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our financing agreements will be adequate to meet our future liquidity needs for at least the next twelve months. Please see “Item 3.D—Risk Factors—Risks Related to Our Indebtedness—Potential future defaults by our subsidiaries, Abengoa or other persons could adversely affect us.”

Debt service

Principal payments on debt as of December 31, 2015 are due in the following periods according to their contracted maturities:

Repayment schedule by geography	Total	Up to one year	Between one and three years	Between three and five years	Subsequent years
	$ in millions
North America	$1,274.5	$28.6	$71.7	$96.9	$1,077.3
South America	888.3	25.6	40.9	50.4	771.4
EMEA	3,307.9	141.6	288.1	330.6	2,547.7
Total project debt	$5,470.7	$195.7	$400.7	$477.9	$4,396.4
Corporate debt	$664.6	$3.2	$409.7	$251.7	$0.0
Total	$6,135.3	$198.9	$810.4	$729.6	$4,396.4

Repayment schedule by business sector	Total	Up to one year	Between one and three years	Between three and five years	Subsequent years
	$ in millions
Renewable energy	$4,108.2	$143.9	$318.6	$376.7	$3,268.9
Conventional power	617.1	28.4	43.0	53.4	492.3
Electric transmission	697.9	18.4	28.9	36.8	613.8
Water	47.5	5.0	10.2	11.0	21.4
Total project debt	$5,470.7	$195.7	$400.7	$477.9	$4,396.4
Corporate debt	$664.6	$3.2	$409.7	$251.7	$0.0
Total	$6,135.3	$198.9	$810.4	$729.6	$4,396.4

The debt maturities relate to project debt that will be repaid with cash flows generated from the projects in respect of which that financing was incurred.

Cash dividends to investors

We intend to distribute to holders of our shares in the form of a quarterly distribution all of the cash available for distribution that is generated each quarter, less interest expense and reserves for the prudent conduct of our business. The cash available for distribution is likely to fluctuate, and in some cases significantly, from quarter to quarter as a result of the seasonality of our assets, the terms of our financing arrangements, maintenance and outage schedules and other factors. In addition, our board of directors may change our dividend policy at any point in time or modify the dividend for specific quarters following prevailing conditions.

On November 5, 2015, our board of directors approved a quarterly dividend corresponding to the third quarter of 2015 amounting to $0.43 per share. The dividend was paid on December 15, 2015, to shareholders of record as of November 30, 2015, and from that amount we retained $9 million of the dividend attributable to Abengoa in accordance with the provisions of the parent support agreement. See “Business Overview—Electric Transmission—Exchangeable Preferred Equity Investment in Abengoa Concessoes Brasil Holding.”

On July 29, 2015, our board of directors approved a quarterly dividend corresponding to the second quarter of 2015 amounting to $0.40 per share. The dividend was paid September 15, 2015, to shareholders of record as of August 30, 2015.

On May 8, 2015, our board of directors approved a quarterly dividend corresponding to the first quarter of 2015 amounting to $0.34 per share. The dividend was paid on June 15, 2015, to shareholders of record as of May 29, 2015.

Acquisitions

On November 18, 2014, we completed the acquisition of a 74% stake in Solacor 1/2; on December 4, 2014, we completed the acquisition of PS10/20; and on December 29, 2014, we completed the acquisition of Cadonal. The total purchase price paid for these assets amounted to $312 million. These assets were financed with the proceeds of the 2019 Notes and with a portion of the proceeds of the Credit Facility.

On February 3, 2015, we completed the acquisition of a 25.5% stake in Honaine and a 34.2% stake in Skikda. On February 23, 2015, we completed the acquisition of a 29.6% stake in Helioenergy 1/2. The total purchase price paid for these assets amounted to $94 million and was financed with a portion of the proceeds of the Credit Facility.

On May 13, 2015 and May 14, 2015, we completed the acquisition of Helios ½ and Solnova 1/3/4. On May 25, 2015, we completed the acquisition of the remaining 70.4% stake in Helioenergy 1/2. On July 30, 2015, we completed the acquisition of a 51% stake in Kaxu. The total purchase price paid for these assets amounted to $682 million and was financed with the proceeds of a capital increase completed in May 2015.

On June 25, 2015, we completed the acquisition of ATN2 from Abengoa and Sigma, a third-party financial investor in ATN2. On September 30, 2015, we completed the acquisition of Solaben 1/6. In addition, on January 7, 2016, we completed the acquisition from JGC of a 13% in Solacor 1/2, a 100 MW solar complex in Spain where we already owned a 74% stake. The total purchase price for these assets amounted to $378 million and was mainly financed with Tranche B of our Credit Facility.

Cash flow

The following table sets forth cash flow data for the years ended December, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
	$ in millions
Gross cash flows from operating activities
Profit/(loss) for the year	$(198.2)	$(29.3)	$(1.8)
Adjustments to reconcile after-tax profit to net cash generated by operating activities	734.9	290.6	92.4
Profit for the year adjusted by non-monetary items	$536.7	$261.3	$90.6
Net interest/taxes paid	(310.2)	(149.7)	(62.4)
Variations in working capital	73.1	(68.0)	9.2
Total net cash flow provided by operating activities	$299.6	$43.6	$37.4
Net cash flows from investing activities
Investments	(95.9)	(122.8)	(694.6)
Acquisitions	(834.0)	(222.4)	—
Total net cash flows used in investing activities	$(929.9)	$(345.2)	$(694.6)
Net cash flows provided by financing activities	$810.9	$304.4	$914.9
Net increase/(decrease) in cash and cash equivalents	180.6	2.9	257.7
Cash, cash equivalents and bank overdraft at beginning of the year	354.2	357.7	97.5
Translation differences cash or cash equivalents	(20.1)	(6.4)	2.5
Cash and cash equivalents at the end of the period	$514.7	$354.2	$357.7

Net cash flows provided by operating activities

For the year ended December 31, 2015, net cash provided by operating activities was $299.6 million compared with $43.6 million for the year ended December 31, 2014. During the year ended December 31, 2015, profit adjusted by financial expense and non-monetary items was $536.7 million compared to $261.3 million in the year ended December 31, 2014. Adjustments to reconcile after-tax profit to net cash generated by operating activities correspond mainly to the impairment of our preferred equity investment in Brazil of $210.4 million, depreciation, amortization and impairment charges, as well as finance expense, partially offset by other non-monetary items, consisting mainly of income related to the grants provided by the U.S. Treasury to Solana and Mojave. The increase profit adjusted by financial expense and non-monetary items was primarily due to the acquisitions of Solacor 1/2, PS10/20 and Cadonal in the fourth quarter of 2014, Skikda in the first quarter of 2015, Helios 1/2, Solnova 1/3/4, Helioenergy 1/2 and ATN2 in the second quarter of 2015 and Kaxu and Solaben 1/6 in the third quarter of 2015, as well as to the commencement of operations of Mojave in the last quarter of 2014. All these assets are now generating a higher Further Adjusted EBITDA. Variations in working capital had a positive impact of $73.1 million in the year ended December 31, 2015, as all the assets in the portfolio are currently in operation, and amounted to a negative $68.0 million impact in the year ended December 31, 2014, which was related to the end of the construction phase of several projects during that period. Net interest and taxes paid increased from $149.7 million in the year ended December 31, 2014 to $310.2 million in the year ended December 31, 2015, mainly due to the recent acquisitions mentioned above.

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

Net cash used in investing activities

For the year ended December 31, 2015, net cash used in investing activities increased to $929.9 million, compared with $345.2 million for the year ended December 31, 2014, mainly due to the 2015 acquisitions under the ROFO Agreement, net of the existing cash in the project companies acquired, for a net amount of $834.0 million.

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

Net cash provided by financing activities

Net cash provided by financing activities in the year ended December 31, 2015 amounted to $810.9 million and corresponds mainly to the net proceeds of the capital increase that we closed in May 2015 pursuant to a private placement that resulted in the issuance of 20,217,260 new shares, with total net proceeds of $664.1 million. In addition, we made a drawing under Tranche B of our Credit Facility for a total amount of $286.0 million, net of expenses, which we used to finance the acquisition of the Fourth Dropdown Assets from Abengoa pursuant to the ROFO Agreement. Furthermore, proceeds from project debt amounted to $173.4 million, related to the financing of scheduled pending payments from the construction phase of projects. These effects were partially offset by dividend payments to shareholders and non-controlling interest for a total amount of $137.2 million and the repayment of project debt of $175.4 million.

For the year ended December 31, 2014, net cash flow provided by financing activities was $304.4 million, compared with $914.9 million provided by financing activities for the year ended December 31, 2013. The net cash provided by financing activities during the year ended December 31, 2014 was a net of different movements. Firstly, we recorded proceeds from loans and borrowings of $1,350.7 million, mainly related to (i) the collection of an ITC Cash Grant awarded to Solana by the U.S. Treasury, which was partially used on April 2, 2014 to fully repay the short-term tranche of Solana’s loan with the Federal Financing Bank of $451.3 million, (ii) the bond issue by ATS of $424 million, which was used to repay existing debt associated with the project, (iii) the 2019 Notes in the aggregate principal amount of $255 million (which were used, together with a portion of the proceeds of Tranche A of our Credit Facility, to finance the acquisition of the First Dropdown Assets from Abengoa pursuant to the ROFO Agreement) and (iv) Tranche A of our Credit Facility in the total amount of $125 million (a portion of which was used to finance the acquisition of Cadonal and the remaining portion was used to finance the acquisition of the Second Dropdown Assets from Abengoa pursuant to the ROFO Agreement and for general corporate purposes). We repaid loans and borrowings for an amount of $1,665.4 million, mostly comprised of the repayments of Solana and ATS referred to above. Additionally, on June 18, 2014 we received $685.3 million in our IPO, of which $655.3 million was used to pay Abengoa in exchange for a transfer of assets, which occurred immediately prior to our IPO.

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

The proceeds from the offering of the 2019 Notes were used, together with a portion of the proceeds of the Credit Facility, to finance the acquisition of the First Dropdown Assets from Abengoa pursuant to the ROFO Agreement. See “Item 4.B—Business Overview—First Dropdown Assets.” The total aggregate consideration for the First Dropdown Assets was $312 million (which consideration was determined in part by converting the portion of the purchase price of Solacor 1/2 and PS10/20 denominated in euros into U.S. dollars based on the exchange rate on the date on which the payment was made).

As of the date of this annual report, $255 million aggregate principal amount of the 2019 Notes remain outstanding. The 2019 Notes are guaranteed on a senior unsecured basis by our subsidiaries Abengoa Solar Holdings USA Inc., Abengoa Solar US Holdings Inc., Abengoa Solar South Africa (Pty) Ltd, Abengoa Concessions Peru S.A., Abengoa Concessions Infrastructures, S.L.U. and ACT Holding, S.A. de C.V. If we fail to make payments on the 2019 Notes as required under the indenture governing such notes, the guarantors are obligated to make such payments.

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

The indenture governing the 2019 Notes contains covenants that limit certain of our and the guarantors’ activities, including those relating to: incurring additional indebtedness; paying dividends on, redeeming or repurchasing our capital stock; prepaying subordinated indebtedness; making certain investments; imposing certain restrictions on the ability of subsidiaries to pay dividends or other payments; creating certain liens; transferring or selling assets; merging or consolidating with other entities; entering into transactions with affiliates; and engaging in unrelated businesses. Each of the covenants is subject to a number of important exceptions and qualifications. In addition, certain of the covenants listed above will terminate before the 2019 Notes mature if at least two of the specified rating agencies assign the 2019 Notes an investment grade rating in the future and no events of default under the indenture governing the 2019 Notes exist and are continuing. Any covenants that cease to apply to us as a result of achieving investment grade ratings will not be restored, even if the credit ratings assigned to the 2019 Notes later fall below investment grade.

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

Credit Facility

On December 3, 2014, we, entered into a credit facility of up to $125 million with HSBC Bank plc, as administrative agent, HSBC Corporate Trust Company (UK) Limited, as collateral agent and Banco Santander, S.A., Bank of America, N.A., Citigroup Global Markets Limited, HSBC Bank plc and RBC Capital Markets as joint lead arrangers and joint bookrunners. We refer to the $125 million tranche of the Credit Facility as Tranche A.

On June 26, 2015, we amended and restated our Credit Facility to include an additional revolving credit facility of up to $290 million with Bank of America, N.A., as global coordinator and documentation agent and Barclays Bank plc and UBS AG, London Branch as joint lead arrangers and joint bookrunners. We refer to the $290 million tranche of the Credit Facility as Tranche B.

Loans under Tranche A of the Credit Facility accrue interest at a rate per annum equal to: (A) for Eurodollar rate loans, LIBOR plus 2.75% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus 1/2 of 1.00%, (ii) the U.S. prime rate and (iii) LIBOR plus 1.00%, in any case, plus 1.75% Loans under Tranche A of the Credit Facility mature on December 22, 2018. Loans prepaid by us under Tranche A of the Credit Facility may be reborrowed.

Loans under Tranche B of the Credit Facility accrue interest at a rate per annum equal to: (A) for Eurodollar rate loans, LIBOR plus 2.50% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus 1/2 of 1.00%, (ii) the U.S. prime rate and (iii) LIBOR plus 1.00%, in any case, plus 1.50% Loans under Tranche B of the Credit Facility mature thirty months after the closing date of Tranche B of the Credit Facility. Loans prepaid by us under Tranche B of the Credit Facility may be reborrowed.

Our payment obligations under the Credit Facility are guaranteed by our subsidiaries Abengoa Solar Holdings USA Inc., Abengoa Solar US Holdings Inc., Abengoa Solar South Africa (Pty) Ltd, Abengoa Concessions Peru S.A., Abengoa Concessions Infrastructures, S.L.U. and ACT Holding, S.A. de C.V. The Credit Facility is also secured by substantially all of our assets and the assets of the guarantors, subject to customary exceptions.

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

Additionally, we are required to comply with (i) a maintenance leverage ratio of our indebtedness at the holding level to our cash available for distribution of 5.50:1.00 before debt service prior to January 1, 2016, 5.25:1.00 on and after January 1, 2016 and prior to January 1, 2017 and 5.00:1.00 on and after January 1, 2017 and (ii) an interest coverage ratio of cash available for distribution to debt service payments of 2.00:1.00.

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

As of the date of preparation of our Annual Consolidated Financial Statements, no relevant changes in the estimates made are anticipated and, therefore, no significant changes in the value of the assets and liabilities recognized at December 31, 2015, are expected.

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

Contracted concessional agreements

Contracted concessional assets include fixed assets financed through non-recourse loans, related to service concession arrangements recorded in accordance with IFRIC 12, except for Palmucho, which is recorded in accordance with IAS 17 and PS10/20, which are recorded as tangible assets in accordance with IAS 16. The infrastructures accounted for as concessions are related to the activities concerning electric transmission lines, solar electricity generation plants, cogeneration plants, wind farms and water desalination plants. The infrastructure used in a concession can be classified as an intangible asset or a financial asset, depending on the nature of the payment entitlements established in the agreement.

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

Consequently, even though construction was subcontracted to Abengoa, in accordance with the provisions of IFRIC 12, we recognize and measure revenue and costs for providing construction services during the period of construction of the infrastructure in accordance with IAS 11 “Construction Contracts.” Construction revenue is recorded within “Other operating income” and “Construction cost,” which is fully contracted with related parties, is recorded within “Other operating expense.” This applies in the same way to the two models.

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

In the event that the recoverable amount of an asset is lower than its carrying amount, an impairment charge for the difference would be recorded in the consolidated income statement under the item “depreciation, amortization and impairment charges.”

Assessment of control

Control over an investee is achieved when we have power over the investee, we are exposed, or have rights, to variable returns from our involvement with the investee and have the ability to use its power to affect its returns.

We reassess whether or not we control an investee when facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. In order to evaluate the existence of control, we need to distinguish two independent stages in these projects in terms of the decision-making process: the construction phase and the operation phase. In some of these projects, such as Solana and Mojave, we have concluded that all the relevant decisions during the construction phase were subject to the approval of a third party. As a result, we did not have control over these assets during this period and we record these companies as associates under the equity method. Once the project’s construction phase is finished, we gain control over these companies, which are then fully consolidated.

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

The fair value of the preferred equity investment in ACBH (Level 3) was calculated by discounting the originally expected cash-flows from the preferred equity instrument at a discount rate of 35%, based on the yield of bonds issued in Brazil by comparable companies with a rating indicating distress. Valuation was obtained from internal models. This valuation could vary where other models and assumptions made on the principle variables had been used, however the fair value of the asset as well as the results generated by this financial instrument are considered reasonable.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2015 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off Balance Sheet Arrangements

As of December 31, 2015, our only off-balance sheet arrangements consisted of bank bond and surety insurance in an aggregate amount of $27.6 million attributed to transactions of a technical nature. For further discussion, see note 19 to our Annual Consolidated Financial Statements included elsewhere in this annual report.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2015.

	Total	Up to one year	Between one and three years	Between three and five years	Subsequent years
	$ in millions
Corporate debt	$664.6	$3.2	$409.7	$251.7	$—
Loans with credit institutions (project debt)*	4,634.5	170.2	356.3	430.2	3,677.8
Notes and bonds (project debt)	836.2	25.5	44.3	47.7	718.6
Purchase commitments	4,158.5	170.0	320.3	344.3	3,323.9
Accrued interest estimate during the useful life of loans	3,761.3	338.5	667.4	594.3	2,161.1

(*) According to contracted maturities

All our project entities have long-term project financing arrangements in place. In particular, as we explain in “—Business—Our operations”, Solana, Mojave and Kaxu have loans with 29, 25 and 18 year terms, respectively. However, following the filing of the pre-insolvency proceeding under article 5bis of the Spanish Insolvency Law, given that these project financing agreements have cross-default provisions with Abengoa and given that, as of December 31, 2015, the project entities did not have a contractual unconditional right to defer the settlement of the debt for at least 12 months after that date, the debt of these projects has been classified as Current Liabilities in accordance with the provisions of IFRS International Accounting Standards 1, “Presentation of Financial Statements”. We do not expect the credit entities to use these cross-default provisions to request an acceleration of the debt.

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

Our capital spending program is limited considering all our projects are in operation.

G.	Safe Harbor

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Cautionary Statements Regarding Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Board of Directors of Atlantica Yield

The board of directors of Atlantica Yield comprises the following eight members:

Name	Position	Year of birth

Daniel Villalba	Director and Chairman of the Board, independent	1947
Santiago Seage	Managing Director	1969
William B. Richardson	Director	1947
Maria J. Esteruelas	Director	1972
Eduardo Kausel	Director, independent	1943
Jack Robinson	Director, independent	1942
Enrique Alarcon	Director, independent	1942
Juan del Hoyo	Director, independent	1944

The business address of the members of the board of directors of Atlantica Yield is Great West House, GW1, 17 floor, Great West Road, Brentford, United Kingdom, TW8 9DF.

There are no family relationships among any of our executive officers or directors.

There are no potential conflicts of interest between the private interests or other duties of the members of the board of directors listed above and their duties to Atlantica Yield.

The following is the biographical information of members of our board of directors.

Daniel Villalba, Director and Chairman of the Board

Daniel Villalba has served as a director since our formation in 2014. Mr. Villalba was previously a Professor of Business Economics at the Universidad Autonoma de Madrid. He also previously served as the CEO of Inverban, a broker and investment bank, and independent board member of Vueling, an airline currently part of International Airlines Group, Abengoa and the Madrid Stock Exchange, as well as a board member of several private companies. He also has written more than 50 academic papers and books. Mr. Villalba holds a Master of Science in Operations Research from Stanford University, a Master of Science in Business Administration from the University of Massachusetts and a PhD in Economics from the Universidad Autonoma de Madrid. Mr. Villalba was elected chairman of the board on November 27, 2015.

Santiago Seage, Managing Director

Mr. Seage has served as a director since our formation in 2014 and was Chairman from June until November 2015. Mr. Seage served as our chief executive officer from our formation until he was appointed chief executive officer of Abengoa in May 2015, in which capacity he served until November 27, 2015, when he was appointed as our Managing Director. We expect to propose Mr. Seage’s election to Chief Executive Officer at our annual general meeting. Prior to the foregoing, he served as Abengoa Solar’s CEO beginning in 2006. Previously, Mr. Seage was Abengoa’s Vice President of Strategy and Corporate Development. Before joining Abengoa, he was a partner with McKinsey & Company. Mr. Seage holds a degree in Business Management from ICADE University in Madrid.

William B. Richardson, Director

Mr. Richardson has served as a director since our formation in 2014. Mr. Richardson was the 30 Governor of the State of New Mexico, from 2003 to 2011. He was the U.S. Ambassador to the United Nations and Energy Secretary and has also served as a U.S. Congressman, chairman of the 2004 Democratic National Convention and chairman of the Democratic Governor’s Association. He is chairman of APCO Worldwide’s executive advisory service, Global Political Strategies and Special Envoy of the Organization of American States, Chairman of the International Council for Science and the Environment, as well as an advisor to Abengoa and member of Abengoa’s international advisory board.

Maria J. Esteruelas, Director

Ms. Esteruelas has served as a director since our formation in 2014. Ms. Esteruelas serves as the Executive Vice President of Latin America at Abengoa. Previously she was the Vice President of Concessions at one of Abengoa’s subsidiaries. Ms. Esteruelas has an Industrial Engineering degree from the Instituto Catolico de Artes e Industrias University and has a Master’s degree in Operations from the Instituto de Empresa in Madrid.

Eduardo Kausel, Director

Dr. Kausel has served as a director since our formation in 2014. Dr. Kausel is a Professor of Civil and Environmental Engineering at Massachusetts Institute of Technology, or MIT. Dr. Kausel is a senior member of various professional organizations and has extensive experience as consulting engineer. He is the author of more than 100 technical papers and has a Doctorate and a Masters of Science from MIT, a post-graduate degree from Darmstadt University in Germany and a civil engineering degree from the University of Chile.

Jack Robinson, Director

Mr. Robinson has served as a director since our formation in 2014. Mr. Robinson is Vice Chairman and Portfolio Manager at Trillium Asset Management. He also serves on the advisory board of several institutions including ACORE (American Council on Renewable Energy), EFW (Energy, Food & Water) and Bambeco (Sustainable Housewares). He holds a Bachelor's degree from Brown University.

Enrique Alarcon, Director

Dr. Alarcon has served as a director since our formation in 2014. Dr. Alarcon has been a Professor of Engineering at several universities, as well as Chairman of the Spanish Royal Academy of Engineering and member of the Science and Engineering Sector of the “European Academy.” Dr. Alarcon holds a PhD in Engineering and a civil engineering degree from the Madrid Technical University and has written a dozen books and more than 100 articles and received many prizes in recognition of his work in the field of engineering.

Juan del Hoyo, Director

Dr. del Hoyo has served as a director since our formation in 2014. Dr. del Hoyo is a Professor of Economics at Madrid University. He has published several books and many articles on economy and finance. He holds a PhD in Economics, a Masters in Econometrics from the University of Southampton and is a telecommunications Engineer.

Senior Management of Atlantica Yield

We have a senior management team with extensive experience in developing, financing, managing and operating contracted assets. During the year 2014, we did not employ any member of this senior management team, as their services were provided through an Executive Services Agreement signed with Abengoa. During 2015, the members of our executive management team, including Mr. Seage, Mr. Silvan, Mr. Garcia, Mr. Merino, Mr. Esteban and Ms. Hernandez, were transferred to Atlantica Yield and some of our subsidiaries. The Executive Services Agreement with Abengoa was terminated in March 2015.

The senior management of Atlantica Yield is made up of the following members:

Name	Position	Year of birth
Santiago Seage	Managing Director	1969
Francisco Martinez-Davis	Chief Financial Officer	1963
Manuel Silvan	Vice President Taxes, Risk Management and Compliance	1973
Emiliano Garcia	Vice President North America	1968
Antonio Merino	Vice President South America	1967
David Esteban	Vice President EMEA	1979
Irene M. Hernandez	General Counsel	1980

The business address of the members of the senior management of Atlantica Yield is Great West House, GW1, 17 floor, Great West Road, Brentford, United Kingdom, TW8 9DF.

There are no potential conflicts of interest between the private interests or other duties of the members of the senior management of Atlantica Yield listed above and their duties to Atlantica Yield. There are no family relationships among any of our executive officers or directors.

Below are the biographies of those members of the senior management of Atlantica Yield who do not also serve on our board of directors.

Francisco Martinez-Davis, Chief Financial Officer

Mr. Martinez-Davis was appointed as our Chief Financial Officer since January 11, 2016. Mr. Martinez-Davis has more than 24 years of experience in senior finance positions both in the United States and Spain. He has served as Chief Financial Officer of several large industrial companies. Most recently, he was Chief Financial Officer for the company responsible for the management and operation of metropolitan rail service of the city of Madrid where he was also member of the Executive Committee. He has also worked as CFO for a retailer and as Deputy General Manager in Finance and Treasury for Telefonica Moviles. Prior to that, he worked for different investment banks in New York City and London for more than 10 years, including J.P. Morgan Chase & Co. and BNP Paribas. Mr. Martinez-Davis holds a Bachelor of Science, cum laude, in Business Administration from Villanova University in Philadelphia and an MBA from The Wharton School.

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

David Esteban, Vice President EMEA

Mr. Esteban has served as Vice President of our operations in EMEA since July 2014. He had previously served at Abengoa’s Corporate Concession department for two years. Before joining Abengoa, David worked for the management consulting firm Arthur D. Little for seven years in the industries of Telecoms & Energy and then moved to a private equity firm specialized in renewable investments in Europe for three years.

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

Lead Independent Director

Our corporate governance guidelines provide that one of our independent directors shall serve as a lead independent director at any time when an independent director is not serving as the chairman of our board of directors. Mr. Villalba served as our lead independent director until he was named chairman of our board of directors on November 27, 2015.

B.	Compensation

Compensation of Board of Directors and Chief Executive Officer

Our independent directors will receive compensation as “non-employee directors” as set by our board of directors.

Each independent director receives a total annual compensation of $100,000. As chairman of the board of directors and chairman of our audit committee, Mr. Villalba receives an additional $35,000 per year. Directors representing Abengoa do not receive any compensation from us.

The total compensation received by our independent directors, Chief Executive Officer and Managing Director from us during 2015 and 2014 is set forth in the table below.

Directors Remuneration for the year ended December 31, 2015
(in thousands of U.S. dollars)	Salary and Fees	All Taxable Benefits	Annual Bonuses	LTIP	Pension	Total
Santiago Seage	167.9	0.1	—	—	—	168.0
Javier Garoz*	1,429.5	0.1	—	—	—	1,429.6
Daniel Villalba	135.0	—	—	—	—	135.0
Jackson Robinson	100.0	—	—	—	—	100.0
Enrique Alarcon	100.0	—	—	—	—	100.0
Eduardo Kausel	100.0	—	—	—	—	100.0
Juan del Hoyo	100.0	—	—	—	—	100.0
Total	2,132.4	0.2	—	—	—	2,132.6

Directors Remuneration for the year ended December 31, 2014
(in thousands of U.S. dollars)	Salary and Fees	All Taxable Benefits	Annual Bonuses	LTIP	Pension	Total
Santiago Seage**	174.0	0.1	—	—	—	174.1
Daniel Villalba	67.5	—	—	—	—	67.5
Jackson Robinson	50.0	—	—	—	—	50.0
Enrique Alarcon	50.0	—	—	—	—	50.0
Eduardo Kausel	50.0	—	—	—	—	50.0
Juan del Hoyo	50.0	—	—	—	—	50.0
Total	441.5	0.1	—	—	—	441.6

*	Includes a €1,319.6 thousand termination payment received after leaving the Company as per his employment contract
**	The chief executive officer was employed in 2014 by Abengoa and therefore received no remuneration directly from the Company. The table above reflects an estimate of the fixed remuneration he received from Abengoa for services provided to the Company, based on the time dedicated to the Company.
Each member of our board of directors will be indemnified for his actions associated with being a director to the extent permitted by law.

C.	Board Practices

For purpose of the following disclosure, Mr. Seage, Mr. Richardson and Ms. Esteruelas are considered affiliated to Abengoa.

Our board of directors consists of eight directors, five of whom are independent. Under our articles of association, our board may consist of 7 to 13 members.

Directors affiliated to Abengoa do not vote on matters that represent or could represent a conflict of interests, including the evaluation of assets offered to us under the ROFO Agreement. See “Item 7.B—Related Party Transactions—Procedures for Review, Approval and Ratification of Related Party Transactions; Conflicts of Interest.”

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

Audit Committee

Our Audit Committee is responsible for monitoring and informing the board of directors on the work of external and internal auditors, control systems, key processes and procedures, security and risks. The committee comprises the following five members, each of whom is an independent director:

Name	Position
Daniel Villalba	Chairman
Eduardo Kausel	Member
Jack Robinson	Member
Enrique Alarcon	Member
Juan del Hoyo	Member

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

Appointments and Remuneration Committee

Our Appointments and Remuneration Committee comprises of the following three members:

Name	Position
Santiago Seage	Chairman
Daniel Villalba	Member
Enrique Alarcon	Member

The duties and functions of our Appointments and Remuneration Committee include, among others, the duty to inform our board of directors of appointments, re-elections, terminations and remuneration of our board of directors and its members, as well as upon general remuneration and incentives policy for our board of directors and senior management. Our Appointments and Remuneration Committee meets as often as necessary in order to perform its functions and meets at least once every six months. The committee informs and makes proposals to the board of directors.

On February 25, 2016, our board of directors decided to create an Appointments and Corporate Governance Committee and a Remunerations Committee that will substitute the existing Appointments and Remuneration Committee. Members of each committee will be selected shortly.

Benefits upon Termination of Employment

Neither we nor our subsidiaries maintain any director’s service contracts providing for benefits upon termination of service.

D.	Employees

As of December 31, 2015, we had 88 employees compared to seven employees as of December 31, 2014. During 2015, we finished the process of transferring and employing directly our executive management team. As a result of the completion of this process, the Executive Services Agreement between Abengoa and us was terminated in March 2015. In addition, during 2015 we initiated a process to employ directly personnel that were employed by Abengoa subsidiaries in 2014.

The following table shows the number of employees as of December 31, 2015 on a consolidated basis:

Geography	Employees
EMEA	34
North America	7
South America	6
Corporate	41
Total	88

E.	Share Ownership

None of our directors or members of our senior management is the owner of more than one percent of our ordinary shares, and no director or member of our senior management has voting rights with respect to our ordinary shares that are different from any other holder of our ordinary shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

 The following table sets forth information with respect to beneficial ownership of our ordinary shares as of the date of this annual report by:

•	each of our directors and executive officers;

•	our directors and executive officers as a group; and

•	each person known to us to beneficially own 5% and more of our ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this annual report, including through the exercise of any option or other right and the vesting of restricted shares. These shares, however, are not included in the computation of the percentage ownership of any other person. The calculations of percentage ownership in the table below is based on 100,217,600 ordinary shares outstanding as of March 1, 2016.

Name	Ordinary Shares Beneficially Owned	Percentage
Directors and Officers
Daniel Villalba	60,000	*
Santiago Seage	20,000	*
Jackson Robinson	5,281	*
All Directors and executive officers as group	85,281	*

5% Beneficial Owners
Abengoa Concessions Investments Limited(1)	41,955,940	41.86%
Jennison Associates LLC(2)	9,240,090	9.22%
Prudential Financial, Inc.(3)	9,242,650	9.22%
Appaloosa L.P.(4)	6,303,713	6.29%
Waddell & Reed Financial, Inc.(5)	5,518,235	5.51%
Notes:
*	Less than 1%.

(1)	This information is based solely on the Schedule 13D filed on December 24, 2015 by Abengoa, S.A., a corporation incorporated under the laws of Spain. The direct beneficial owner of the shares is Abengoa Concessions Investments Limited. The registered address of Abengoa, S.A. is Campus Palmas Altas, C/ Energia Solar, 41014, Seville, Spain.
(2)	This information is based solely on the Schedule 13G filed on February 4, 2016 by Jennison Associates LLC (“Jennison”), a Delaware limited liability company. Prudential Financial, Inc. indirectly owns 100% of equity interests of Jennison. As a result, Prudential Financial, Inc. may be deemed to have the power to exercise or to direct the exercise of such voting and/or dispositive power that Jennison may have with respect to the ordinary shares held in portfolios for which it furnishes investment advice. Jennison does not file jointly with Prudential, as such, ordinary shares reported on Jennison’s Schedule 13G may be included in the shares reported on the Schedule 13G filed by Prudential Financial, Inc. The address of Jennison is 466 Lexington Avenue, New York, New York 10017.
(3)	This information is based solely on the Schedule 13G filed on January 28, 2016 by Prudential Financial, Inc., (“Prudential”), a New Jersey corporation. The shares beneficially owned by Prudential represent (i) 9,240,090 shares beneficially owned by Jennison Associates LLC and (ii) 2,530 shares beneficially owned by Quantitative Management Associates LLC. Prudential is a parent holding company and the indirect parent of Jennison Associates LLC and Quantitative Management Associates LLC. The address of Prudential is 751 Broad Street, Newark, New Jersey 07102-3777.
(4)	This information is based solely on the Schedule 13G filed on February 12, 2016 by Appaloosa L.P. (“ALP”) a Delaware limited partnership, Appaloosa Investment Limited Partnership I (“AILP”), a Delaware limited partnership, Palomino Master Ltd., a British Virgin Islands company, (“Palomino Master”), Appaloosa Management L.P. (“AMLP”), a Delaware limited partnership, Appaloosa Partners Inc., a Delaware corporation (“API”) and David A. Tepper (“Mr. Tepper”). ALP serves as investment adviser to AILP and Palomino Master and may be deemed to beneficially own 6,303,713 ordinary shares. AILP may be deemed to beneficially own 2,692,579 shares (inclusive of the shares beneficially owned by ALP). Palomino Master may be deemed to beneficially own 3,611,134 shares (inclusive of the shares beneficially owned by ALP). AMLP is the general partner of AILP and may be deemed to beneficially own 2,692,579 shares. API is the general partner of, and Mr. Tepper owns a majority of the limited partnership interest in, AMLP. API may be deemed to beneficially own 2,692,579 shares. Mr. Tepper is the sole stockholder and president of API and the controlling stockholder and president of Appaloosa Capital, Inc. (“ACI”) and may be deemed to beneficially own 6,303,713 shares. ACI is the general partner of, and Mr. Tepper owns a majority of the limited partnership interests in, ALP. The business address of ALP is 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078. The business address of each of AILP and Palomino Master is c/o Appaloosa LP, 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078. The business address of AMLP is Appaloosa Management L.P., 404 Washington Avenue, Suite 810, Miami, Florida 33139. The business address of each of API and Mr. Tepper is c/o Appaloosa Management L.P., 404 Washington Avenue, Suite 810, Miami, Florida 33139.
(5)	This information is based solely on the Schedule 13G filed on February 12, 2016 by Waddell & Reed Financial, Inc., a Delaware corporation (“WDR”). The securities reported on the Schedule 13G filed by WDR are beneficially owned by one or more open-end investment companies or other managed accounts which are advised or sub-advised by (i) Ivy Investment Management Company (“IICO”), a Delaware corporation and an investment advisory subsidiary of WDR, which may be deemed to beneficially own 3,624,897 shares or (ii) Waddell & Reed Investment Management Company (“WRIMCO”), a Kansas corporation and an investment advisory subsidiary of Waddell & Reed, Inc. (“WRI”), which may be deemed to beneficially own 1,893,359 shares. WRI is a Delaware corporation and is a broker-dealer and underwriting subsidiary of Waddell & Reed Financial Services, Inc., a Missouri corporation and a parent holding company (“WRFSI”). WRI and WRFSI may be deemed to beneficially own 1,893,359 shares. In turn, WRFSI is a subsidiary of WDR, a publicly traded company. WDR may be deemed to own all 5,518,256 shares. The investment advisory contracts grant IICO and WRIMCO all investment and/or voting power over securities owned by such advisory clients. The investment sub-advisory contracts grant IICO and WRIMCO investment power over securities owned by such sub-advisory clients and, in most cases, voting power. Any investment restriction of a sub-advisory contract does not restrict investment discretion or power in a material manner. Therefore, IICO and/or WRIMCO may be deemed the beneficial owner of the securities covered by this statement under Rule 13d-3 of the Securities Exchange Act of 1934. The address of each of WDR, IICO, WRIMCO, WRI and WRFSI is 6300 Lamar Avenue, Overland Park, KS 66202.

We have one class of ordinary shares, and each holder of our ordinary shares is entitled to one vote per share.

As of March 1, 2016, 100,217,600 of our ordinary shares were outstanding. Because some of our ordinary shares are held by brokers and other nominees, the number of shares held by and the number of beneficial holders with addresses in the United States is not fully ascertainable. As of the date of this annual report, to the best of our knowledge, one of our shareholders of record was located in the United States and held in the aggregate 100,217,599 ordinary shares representing approximately 99.99% of our outstanding shares. However, the United States shareholders of record include Cede & Co., which, as nominee for The Depositary Trust Company, is the record holder of all such ordinary shares. Accordingly, we believe that the shares held by Cede & Co. include ordinary shares beneficially owned by both United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States.

Arrangements for Change in Control of the Company

Based on the Schedule 13D filed by Abengoa on December 24, 2015, Abengoa Concessions Investments Limited, an indirect subsidiary of Abengoa, S.A., has pledged 39,530,843 ordinary shares, representing approximately 39.5% of our outstanding shares, to financial institutions as collateral for borrowings under financing arrangements. If Abengoa defaults on these financing arrangements, such lenders may foreclose on, and dispose of, the pledged shares and the resulting change in beneficial ownership of such shares would result in a change in control of the Company.

B.	Related Party Transactions

Each of our assets typically has two contracts in place with Abengoa entities, i.e. an operation and maintenance agreement and a services agreement that covers local administrative support. We also have engineering, procurement and construction agreements with subsidiaries of Abengoa.

Additionally, we have entered into a number of agreements with our largest shareholder, Abengoa, that we believe will allow us to: (i) secure cost-effective administrative and financial support and (ii) access through the ROFO Agreement a pipeline of potential acquisitions that we believe will help us to grow in the future. In addition to the deed described under “Item 10.B—Memorandum and Articles of Association—Brazil Dividend Policy” and the shareholders agreement and related parent support agreement described under “Item 4.B—Business Overview—Our Operations—Exchangeable Preferred Equity Investment in Abengoa Concessoes Brasil Holding,” we have five agreements with Abengoa:

•	ROFO Agreement;

•	Trademark License Agreement;

•	Financial Support Agreement;

•	Support Services Agreement; and

•	Currency Swap Agreement.

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

Operation and Maintenance Contracts

Each of our project-level companies have entered into an operation and maintenance agreement with an Abengoa subsidiary, with the exception of ACT, where the contract is with third-party providers.

•	Term. Contract terms range from 20 to 30 years, typically mirroring the duration of financing contracts. The only exceptions are ATN, ATS and ATN2 which are subject to shorter terms but have renewal clauses.

•	Services. Contracts typically cover all day-to-day operation and maintenance services, including procurement of equipment, scheduling and performance of maintenance, operation of the facility, training and supervision of personnel, as well as compliance with laws and regulations, safety and security programs, environmental services and technical reporting.

•	Termination. Typically, either party may terminate the agreement upon default by the counterparty. The relevant project-level company that owns the asset can typically terminate due to payment default, winding-up of the operator, failure of the operator to perform material obligations, termination of the PPA and, in some cases, for failure to reach certain performance ratios, the imposition of fines or penalties in excess of certain threshold amounts or force majeure. The operator can typically terminate in the event of payment default, winding-up of the project-level company, failure of the project-level company to perform material obligations and, in some cases, force majeure.

•	Compensation. Operation and maintenance contracts in Solana and Mojave provide for a fixed fee of approximately $500,000 per plant per year, which is indexed to U.S. CPI and a variable fee paid in periods in which net operating profit exceeds the target. In addition, the operator is entitled to reimbursement of certain costs. In other projects, including ATN, ATS and each of our solar power assets in Spain, the operation and maintenance contract provides for an all-in fee by which the operator must bear substantially all costs for the operation and maintenance of the plant.

Services Agreement

Each of our project-level companies have entered into a services agreement with a local Abengoa subsidiary, which agreement typically provides for accounting, administration, payments management, local legal and tax support, local institutional, communications services and general support services.

•	Term. The agreements relating to ATN and ATS expire after a year but include tacit renewal clauses, while Solana, Mojave, Solaben 2/3, Solacor 1/2, PS10/20 and Helioenergy 1/2 are contracts with 20- to 30-year terms.

•	Termination. The agreements can typically be terminated due to breach of obligations, insolvency, suspension of payments or winding-up of the counterparty, or mutual consent.

•	Compensation. The compensation paid is typically approximately 1% of revenues, with the exception of Solaben 2/3, Solacor 1/2, which provide for a fee of 2.5% of revenues, and PS10/20 and Helioenergy 1/2, which provide for a fee of 2% of revenues.

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

Right of First Offer

Pursuant to the ROFO Agreement, which we and Abengoa entered into on June 13, 2014, as amended and restated on December 9, 2014, Abengoa and its affiliates granted us and our affiliates a right of first offer on any proposed sale, transfer or other disposition of any of their contracted renewable energy, conventional power, electric transmission or water assets that are in operation and any other renewable energy, conventional power, electric transmission and water asset that is expected to generate contracted revenue and that Abengoa has transferred to an investment vehicle that are located in our primary geographies: (i) North America (the United States, Canada and Mexico); (ii) the following countries in South America: Chile, Peru, Uruguay, Brazil and Colombia; and (iii) the European Union. In addition, with respect to selected countries in Africa, the Middle East, Asia and Australia, which we refer to as our secondary geographies, we agreed to four assets that are also considered Abengoa ROFO Assets.

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

If Abengoa transfers interests in any Abengoa ROFO Asset to any affiliate or to an investment vehicle, then Abengoa must obtain an accession agreement from such transferee subjecting the transferred Abengoa ROFO Asset to our right of first offer. For purposes of this requirement, “investment vehicle” means any person (A) (i) formed by Abengoa to act as an investment vehicle or (ii) that is an affiliate of Abengoa that Abengoa intends to use as an investment vehicle or becomes an investment vehicle due to an investment by a third party and (B) with the purpose of providing equity to projects related to any renewable energy, conventional power, electric transmission line and water contracted revenue assets that are to be, are being or were previously developed, sponsored, initiated or launched by Abengoa or any of its affiliates, irrespective of the amount of equity invested in such person by Abengoa or any such affiliate. Abengoa Project Warehouse 1 qualifies as an “investment vehicle” and has agreed to be subject to the ROFO Agreement.

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

Even though we do not have a ROFO over them as described in this section, Abengoa may offer to sell to us contracted assets in business sectors or geographic regions not covered by the ROFO Agreement. We will evaluate these opportunities on a case-by-case basis.

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

On December 30, 2015, we filed a U.S. trademark application for the mark “Atlantica Yield”. On January 7, 2016, we changed our corporate brand to Atlantica Yield. We will change our legal name once approved by the shareholders at our next annual general meeting.

Financial Support Agreement

We and Abengoa entered into a Financial Support Agreement on June 13, 2014, for a period of five years, pursuant to which:

(1)	Abengoa provided us with a revolving credit line from its central treasury for a period of five years up to a maximum amount of $50 million. If we have any funding needs in excess of this amount, Abengoa will make a good faith effort to accommodate any requests from us for additional funding taking into positive consideration the achievement of our business objectives. As of the date of this annual report, such revolving credit line has not been entered into and the total amount of the credit line remains undrawn.

(2)	If we have a positive liquidity position at the holding company level while the revolving credit line is outstanding, we will deposit such cash in Abengoa’s central treasury, up to a maximum amount of $20 million.

(3)	Abengoa will maintain any guarantees (whether parent company guarantees, bank guarantees, technical guarantees or otherwise) or letters of credit currently outstanding in our or any of our affiliates’ favor for a period of up to five years from the date of our IPO. We have undertaken to periodically review the relevance and possible substitution of such guarantees with a view to operating independently from Abengoa.

If Abengoa ceases to own, directly or indirectly, at least 20% of our outstanding shares, Abengoa shall be entitled to terminate the Financial Support Agreement not earlier than three years from the date thereof, upon 180 days’ prior written notice. See “Risk Factors—Risks Related to Our Relationship with Abengoa—Abengoa’s financial condition will affect its ability to meet its obligations under the Currency Swap Agreement and to maintain existing guarantees and letters of credit under the Financial Support Agreement” for a discussion of risks associated with the Financial Support Agreement.

Support Services Agreement

We and Abengoa entered into a Support Services Agreement on June 13, 2014, pursuant to which Abengoa agreed to provide or arrange for other service providers to provide management and administration services to us. This agreement does not include executive or senior management services. We are currently renegotiating this contract with Abengoa as we have hired most of the employees that were performing services to Atlantica Yield.

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

Abengoa is able to terminate the Support Services Agreement upon 180 days’ prior written notice of termination to us if we default in the performance or observance of any material term, condition or agreement contained in the Support Services Agreement in a manner that results in material harm to Abengoa and the default continues unremedied for a period of 60 days after written notice of the breach is given to us. Abengoa is also able to terminate the Support Services Agreement upon the occurrence of certain events relating to our bankruptcy or insolvency. See “Risk Factors—Risks Related to Our Relationship with Abengoa—If Abengoa terminates the Support Services Agreement, or defaults in the performance of its obligations under the agreement, we may be unable to contract with a substitute service provider on similar terms, or at all” for a discussion of risks associated with the Support Services Agreement.

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

Currency Swap Agreement

On May 12, 2015, we entered into a Currency Swap Agreement with Abengoa which provides for a fixed exchange rate for the cash available for distribution from Spanish assets. The distributions from the Spanish assets are paid in euros and the Currency Swap Agreement provides for a fixed exchange rate at which euros will be converted into U.S. dollars. Any amounts to be paid to us by Abengoa each year as a result of the Currency Swap Agreement is capped at an amount based on the dividends received by Abengoa as a shareholder of us. The Currency Swap Agreement has a five-year term. See “Risk Factors—Risks Related to Our Relationship with Abengoa—Abengoa’s financial condition will affect its ability to meet its obligations under the Currency Swap Agreement and to maintain existing guarantees and letters of credit under the Financial Support Agreement” for a discussion of risks associated with the Currency Swap Agreement.

Procedures for Review, Approval and Ratification of Related Party Transactions; Conflicts of Interest

Our policy for the review, approval and ratification of related party transactions requires that all transactions with related parties shall be subject to approval or ratification in accordance with the procedures set forth in the policy. With respect of any transaction with Abengoa or its affiliates (other than our subsidiaries), including transactions pursuant to the ROFO Agreement, our independent directors are required to review all of the relevant facts and circumstances and either approve or disapprove of the entry into the transaction. In determining whether to approve or ratify a transaction with Abengoa, the independent directors are to take into account, among other factors they deem appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the Abengoa’s interest in the transaction.

Code of Conduct

We have adopted a code of conduct applicable all directors, officers and employees of Atlantica Yield and our subsidiaries.  The Code of Conduct is available on our website at www.atlanticayield.com.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and other Financial Information.

We have included the Annual Consolidated Financial Statements as part of this annual report. See “Item 18—Financial Statements.”

Dividend Policy

Our Cash Dividend Policy

We expect to pay a quarterly dividend on or about the 75 day following the expiration of each fiscal quarter to our shareholders of record on or about the 60th day following the last day of such fiscal quarter. However, our board of directors may change our dividend policy at any point in time or modify the dividend for specific quarters following prevailing conditions. We declared our first quarterly dividend in November 2014 and paid it on December 15, 2014.

On May 8, 2015, our board of directors approved a quarterly dividend corresponding to the first quarter of 2015 amounting to $0.34 per share. The dividend was paid on June 15, 2015 to shareholders of record as of May 29, 2015. On July 29, 2015, our board of directors approved a quarterly dividend corresponding to the second quarter of 2015 amounting to $0.40 per share. The dividend was paid September 15, 2015 to shareholders of record as of August 30, 2015. On November 5, 2015, our board of directors approved a quarterly dividend corresponding to the third quarter of 2015 amounting to $0.43 per share. The dividend was paid on December 16 2015, to shareholders of record as of November 30, 2015, and from that amount we retained $9 million of the dividend attributable to Abengoa in accordance with the provisions of the parent support agreement. See “Business Overview—Electric Transmission—Exchangeable Preferred Equity Investment in Abengoa Concessoes Brasil Holding.” Furthermore, taking into consideration the uncertainties resulting from the situation of our sponsor, the board of directors has decided to postpone the decision on the dividend corresponding to the fourth quarter of 2015 until the second quarter of 2016.

We intend to distribute a very high portion of our cash available for distribution as dividend, after considering the cash available for distribution that we expect our projects will be able to generate, less reserves for the prudent conduct of our business (including for, among other things, dividend shortfalls as a result of fluctuations in our cash flows). We intend to distribute a quarterly dividend to shareholders. Our board of directors may, by resolution, amend the cash dividend policy at any time. We intend to grow our business via improvements in our existing projects, the ramp-up of projects that started operations in 2015 and at the end of 2014 and through the acquisition of operational projects when market conditions are favorable, which, we believe, will facilitate the growth of our cash available for distribution and enable us to increase our dividend per share over time. However, the determination of the amount of cash dividends to be paid to holders of our shares will be made by our board of directors and will depend upon our financial condition, results of operations, cash flow, long-term prospects and any other matters that our board of directors deem relevant.

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

Risks Regarding Our Cash Dividend Policy

We do not have a significant operating history as an independent company upon which to rely in evaluating whether we will have sufficient cash available for distribution and other sources of liquidity to allow us to pay dividends on our shares at our initial quarterly dividend level on an annualized basis or at all. There is no guarantee that we will pay quarterly cash dividends to our shareholders. We do not have a legal obligation to pay our initial quarterly dividend or any other dividend. While we currently intend to grow our business and increase our dividend per share over time, our cash dividend policy is subject to all the risks inherent in our business and may be changed at any time as a result of certain restrictions and uncertainties, including the following:

•	The amount of our quarterly cash available for distribution could be impacted by restrictions on cash distributions contained in our project-level financing arrangements, which require that our project-level subsidiaries comply with certain financial tests and covenants in order to make such cash distributions. Generally these restrictions limit the frequency of permitted cash distributions to semi-annual or annual payments, and prohibit distributions unless specified debt service coverage ratios, historical and/or projected, are met. See the sub-sections entitled “—Project Level Financing” under the individual project descriptions in “Item 4.B—Business Overview—Our Operations.” When forecasting cash available for distribution and dividend payments we have aimed to take these restrictions into consideration, but we cannot guarantee future dividends.

•	Additionally, we recently incurred indebtedness under the 2019 Notes and entered into the Credit Facility which contain, among other covenants, certain financial incurrence and maintenance covenants, as applicable. See “Item 5.B—Liquidity—Liquidity and Capital Resources—Financing Arrangements.” In addition, we may incur debt in the future to acquire new projects, the terms of which will likely require commencement of commercial operations prior to our ability to receive cash distributions from such acquired projects. These agreements likely will contain financial tests and covenants that our subsidiaries must satisfy prior to making distributions. Should we or any of our project-level subsidiaries be unable to satisfy these covenants or if any of us are otherwise in default under such facilities, we may be unable to receive sufficient cash distributions to pay our stated quarterly cash dividends notwithstanding our stated cash dividend policy. See the “Project Level Financing” descriptions contained in “Item 4.B—Business—Our Operations” for a description of such restrictions.

•	We and our board of directors have the authority to establish cash reserves for the prudent conduct of our business and for future cash dividends to our shareholders, and the establishment of or increase in those reserves could result in a reduction in cash dividends from levels we currently anticipate pursuant to our stated cash dividend policy. These reserves may account for the fact that our project-level cash flows may vary from year to year based on, among other things, changes in prices under offtake agreements, operational costs and other project contracts, compliance with the terms of project debt including debt repayment schedules, the transition to market or recontracted pricing following the expiration of offtake agreements, working capital requirements and the operating performance of the assets. Our board of directors may increase reserves to account for the seasonality that has historically existed in our assets’ cash flows and the variances in the pattern and frequency of distributions to us from our assets during the year. Furthermore, our board of directors may increase reserves in light of the uncertainty associated with Abengoa’s financial condition to account for potential costs that we may incur or limitations that may be imposed upon us as a result of cross-defaults under our project financing arrangements associated with Abengoa.

•	We may lack sufficient cash to pay dividends to our shareholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors, including low availability, unexpected operating interruptions, legal liabilities, costs associated with governmental regulation, changes in governmental subsidies, changes in regulation, as well as increases in our operating and/or general and administrative expenses, including existing contracts with Abengoa and its subsidiaries, principal and interest payments on our and our subsidiaries’ outstanding debt, income tax expenses, working capital requirements or anticipated cash needs at our project-level subsidiaries. See “Item 3.D—Risk Factors” for more information on the risks to which our business is subject.

•	We may pay cash to our shareholders via capital reduction in lieu of dividends in some years.

•	Our project companies’ cash distributions to us (in the form of dividends or other forms of cash distributions such as shareholder loan repayments) and, as a result, our ability to pay or grow our dividends are dependent upon the performance of our subsidiaries and their ability to distribute cash to us. The ability of our project-level subsidiaries to make cash distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable corporation laws and other laws and regulations.

•	Our board of directors may, by resolution, amend the cash dividend policy at any time. Our board of directors may elect to change the amount of dividends, suspend any dividend or decide to pay no dividends even if there is ample cash available for distribution.

Our Ability to Grow our Business and Dividend

We intend to grow our business primarily through the improvement of existing assets and the acquisition of contracted power generation assets, electric transmission lines and other infrastructure assets, which, we believe will facilitate the growth of our cash available for distribution and enable us to increase our dividend per share over time. Our approved policy is to distribute a very high portion of our cash available for distribution as a dividend. However, the final determination of the amount of cash dividends to be paid to our shareholders will be made by our board of directors and will depend upon our financial condition, results of operations, cash flow, long-term prospects and any other matters that our board of directors deems relevant.

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

	Price per Share
	High	Low
	(Amounts in U.S. dollars)
Most recent six months:
February 2016 (through February 26, 2016)	17.37	13.11
January 2016	18.62	16.62
December 2015	19.29	14.15
November 2015	21.06	14.48
October 2015	21.10	16.55
September 2015	22.54	16.40
Year ended December 31, 2015:
Fourth quarter	21.10	14.15
Third quarter	32.30	16.40
Second quarter	38.80	31.32
First quarter	35.00	26.57
Year ended December 31, 2014:
Fourth quarter	35.76	21.00
Third quarter	40.98	33.87
Second quarter (from June 12, 2014)(1)	40.61	35.00

Note:—
(1)	Our ordinary shares were admitted to trading on the NASDAQ Global Select Market following the consummation of our IPO on June 12, 2014. There was no public market for our ordinary shares before our IPO.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are traded on the NASDAQ Global Select Market under the symbol “ABY.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information called for by this item has been reported previously in our Registration Statement on Form F-3 (File No. 333-205433), filed with the SEC on July 2, 2015, as amended, under the heading “Description of Share Capital” and is incorporated by reference into this annual report.

C.	Material Contracts

See “Item 4.B—Business Overview,” “Item 5.B—Liquidity—Liquidity and Capital Resources—Financing Arrangements” and “Item 7.B—Related Party Transactions.”

D.	Exchange Controls

See “Item 5.A—Operating Results—Factors Affecting Our Results of Operations—Regulation.”

E.	Taxation

The following is a discussion of the material UK and U.S. federal income tax consequences of acquiring, owning and disposing of shares in Abengoa Yield to the persons addressed therein. Insofar as it expresses legal conclusions with respect to matters of UK tax law and U.S. federal income tax law, it is the opinion of Linklaters LLP.

Material UK Tax Considerations

The following is a general summary of material UK tax considerations relating to the ownership and disposal of Abengoa Yield shares. The comments set out below are based on current United Kingdom tax law as applied in England and Wales and HM Revenue & Customs practice (which may not be binding on HM Revenue & Customs) as at the date of this summary, both of which are subject to change, possibly with retrospective effect. They are intended as a general guide and apply to you only if you are a “U.S. Holder” (as defined in the section below entitled “Material U.S. Federal Income Tax Considerations” and if:

•	you hold Abengoa Yield shares as an investment for tax purposes, as capital assets and you are the absolute beneficial owner thereof for UK tax purposes;

•	you are an individual, you are not resident in the United Kingdom for UK tax purposes and do not hold Abengoa Yield shares for the purposes of a trade, profession, or vocation that you carry on in the United Kingdom through a branch or agency, or if you are a corporation, you are not resident in the UK for UK tax purposes and do not hold the securities for the purpose of a trade carried on in the United Kingdom through a permanent establishment in the United Kingdom; and

•	you are not domiciled in the UK for UK inheritance tax purposes.

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

This summary is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor. It does not address all of the tax considerations that may be relevant to specific investors in light of their particular circumstances or to investors subject to special treatment under UK tax law.

UK Taxation of Dividends

We will not be required to withhold amounts on account of United Kingdom tax at source when paying a dividend in respect of our shares to a U.S. Holder.

U.S. Holders who hold their shares as an investment and not in connection with any trade carried on by them will not be subject to United Kingdom tax in respect of any dividends.

UK Taxation of Capital Gains

An individual holder who is a U.S. Holder will not be liable to UK capital gains tax on capital gains realized on the disposal of his or her Abengoa Yield shares unless such holder carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency in the United Kingdom to which the shares are attributable.

A corporate holder of shares that is a U.S. Holder will not be liable for UK corporation tax on chargeable gains realized on the disposal of its Abengoa Yield shares unless it carries on a trade in the United Kingdom through a permanent establishment to which the shares are attributable.

An individual holder of shares who is temporarily a non-UK resident for UK tax purposes will, in certain circumstances, become liable to UK tax on capital gains in respect of gains realized while he or she was not resident in the UK

UK Inheritance Tax

Abengoa Yield shares which are registered on the main Abengoa Yield share register are assets situated in the United Kingdom for the purposes of UK inheritance tax. A gift of such assets by, or the death of, an individual holder of such assets may (subject to certain exemptions and reliefs) give rise to a liability to UK inheritance tax, even if the holder is neither domiciled in the UK nor deemed to be domiciled there (under certain rules relating to long residence or previous domicile). Generally, UK inheritance tax is not chargeable on gifts to individuals if the transfer is made more than seven complete years prior to death of the donor. For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit. Special rules also apply to close companies and to trustees of settlements who hold shares in Abengoa Yield bringing them within the charge to inheritance tax.

However, Abengoa Yield shares held by an individual whose domicile is determined to be the United States for the purposes of the United States-United Kingdom Double Taxation Convention relating to estate and gift taxes (the “U.S.-UK Estate Tax Treaty”) and who is not for such purposes a national of the UK will not, provided any U.S. federal estate or gift tax chargeable has been paid, be subject to UK inheritance tax on the individual’s death or on a lifetime transfer of the Abengoa Yield shares except in certain cases where the Abengoa Yield shares (i) are comprised in a settlement (unless, at the time of the settlement, the settlor was domiciled in the United States and was not a national of the UK), (ii) are part of the business property of a UK permanent establishment or an enterprise, or (iii) pertain to a UK fixed base of an individual used for the performance of independent personal services. In such cases, the U.S.-UK Estate Tax Treaty generally provides a credit against U.S. federal tax liability for the amount of any tax paid in the UK in a case where the Abengoa Yield shares are subject both to UK inheritance tax and to U.S. federal estate or gift tax.

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

Subject to certain exceptions for short-term and hedged positions, dividends received by certain non-corporate U.S. Holders of shares generally will be subject to U.S. federal income taxation at rates lower than those applicable to other ordinary income if the dividends are “qualified dividend income.” Distributions received by a U.S. Holder on shares will be qualified dividend income if: (i) shares are readily tradable on an established securities market in the United States (such as NASDAQ Global Select Market, where our shares are listed) and (ii) Abengoa Yield was not, for the year prior to the year in which the dividends are paid, and is not, for the year in which the dividends are paid, a PFIC. As discussed below under “—Passive foreign investment company rules,” although there can be no assurance that Abengoa Yield will not be considered a PFIC for any taxable year, Abengoa Yield does not believe that it was a PFIC for its 2015 taxable year and does not expect to be a PFIC for its current taxable year or in the foreseeable future. Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at these favorable rates. Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by Abengoa Yield. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend.

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

Passive foreign investment company rules

If Abengoa Yield were a PFIC for any taxable year during which a U.S. Holder held shares, certain adverse U.S. federal income tax consequences may apply to the U.S. Holder. Abengoa Yield does not believe that it was a PFIC for its 2015 taxable year and does not expect to be a PFIC for its current taxable year or in the foreseeable future. However, PFIC status depends on the composition of a company’s income and assets and the fair market value of its assets (including, among others, less than 25% owned equity investments) from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Accordingly, there can be no assurance that Abengoa Yield will not be considered a PFIC for any taxable year.

A non-U.S. corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either: (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income. For purposes of the PFIC rules, “passive income” includes, among other things, certain foreign currency gains, certain rents and the excess of gains over losses from certain commodities transactions. Gains from commodities transactions, however, are generally excluded from the definition of passive income if such gains are active business gains from the sale of commodities and the foreign corporation’s commodities meet specified criteria. The law is unclear as to what constitutes “active business gains” and there are also other uncertainties regarding the criteria that commodities must meet. Accordingly, there can be no assurance that Abengoa Yield is not, was not for its 2015 taxable year, or will not become a PFIC or that changes in the management or ownership structure of Abengoa Yield or its assets, including as a result of any acquisitions pursuant to the ROFO Agreement and the Call Option Agreement, will not impact the determination of Abengoa Yield’s PFIC status.

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

We have filed this annual report on Form 20-F with the SEC under the Securities Exchange Act of 1934, as amended. Statements made in this annual report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. Reports and other information which we filed with the SEC, including this annual report on Form 20-F, may be inspected and copied at the public reference room of the SEC at 450 Fifth Street N.W. Washington D.C. 20549.

You can also obtain copies of this annual report on Form 20-F by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov. The Commission’s telephone number is 1-800-SEC-0330.

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

On May 12, 2015, we entered into a Currency Swap Agreement with Abengoa which provides for a fixed exchange rate for the cash available for distribution from Spanish assets. The distributions from the Spanish assets are paid in euros and the Currency Swap Agreement provides for a fixed exchange rate at which euros will be converted into U.S. dollars. Any amounts to be paid to us by Abengoa as a result of the Currency Swap Agreement are based on an amount in relation to the dividends received by Abengoa as a shareholder of us. The Currency Swap Agreement has a five-year term.

In the event that the exchange rate of the euro rises by 10% against the U.S. Dollar as of December 31, 2015, with the rest of the variables remaining constant, the cash received from these assets would not be affected.

Interest rate risk

Interest rate risks arise mainly from our financial liabilities at variable interest rate (less than 10% of our total project debt financing). We use interest rate swaps and interest rate options (caps) to mitigate interest rate risk.

As a result, the notional amounts hedged as of December 31, 2015, strikes contracted and maturities, depending on the characteristics of the debt on which the interest rate risk is being hedged, are very diverse, including the following:

•	project debt in U.S. dollars: between 75% and 100% of the notional amount, maturities until 2043 and average guaranteed interest rates of between 2.52% and 6.88%.
•	project debt in euros: between 75% and 100% of the notional amount, maturities until 2030 and average guaranteed interest rates of between 3.20% and 4.87%.

In connection with our interest rate derivative positions, the most significant impact on our consolidated financial statements are derived from the changes in EURIBOR or LIBOR, which represents the reference interest rate for the majority of our debt.

In relation to our interest rate swaps positions, an increase in EURIBOR or LIBOR above the contracted fixed interest rate would create an increase in our financial expense which would be positively mitigated by our hedges, reducing our financial expense to our contracted fixed interest rate. However, an increase in EURIBOR or LIBOR that does not exceed the contracted fixed interest rate would not be offset by our derivative position and would result in a net financial loss recognized in our consolidated income statement. Conversely, a decrease in EURIBOR or LIBOR below the contracted fixed interest rate would result in lower interest expense on our variable rate debt, which would be offset by a negative impact from the mark-to-market of our hedges, increasing our financial expense up to our contracted fixed interest rate, thus likely resulting in a neutral effect.

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

In the event that EURIBOR and LIBOR had risen by 25 basis points as of December 31, 2014, with the rest of the variables remaining constant, the effect in the consolidated income statement would have been a loss of $1,795,000 (a loss of $271,000 in 2014 and a loss of $195,000 in 2013) and an increase in hedging reserves of $41.7 million ($24.2 million in 2014 and $16.3 million in 2013). The increase in hedging reserves would be mainly due to an increase in the fair value of interest rate swaps designated as hedges.

Credit risk

We consider that we have limited credit risk with clients as revenues are derived from PPAs and other revenue contracted agreements with electric utilities and state-owned entities.

The following table shows the maturity detail of trade receivables as of December 31, 2015, 2014 and 2013:

	Balance as of December 31,
	2015	2014	2013
	($ in millions)
Maturity
Up to 3 months	$126.8	$78.5	$26.6
Between 3 and 6 months	—	—	—
Total	$126.8	$78.5	$26.6

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

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None of these events occurred in any of the years ended December 31, 2015, 2014 and 2013:

(1)	a material default in the payment of principal, interest, a sinking or purchase fund installment, or

(2)	any other material default not cured within 30 days, relating to indebtedness of you or any of your significant subsidiaries, and if the amount of the indebtedness exceeds 5% of your total assets on a consolidated basis, identify the indebtedness and state the nature of the default. If the default falls under paragraph A.1 above, state the amount of the default and the total arrearage on the date you file this report.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15 (e) under the Exchange Act) as of December 31, 2015. There are inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based upon their evaluation, our Chief Executive Officer and Chief Financial Officer concluded, that our disclosure controls and procedures are effective in providing reasonable assurance that information relating to the Company, including its consolidated subsidiaries, required to be disclosed in reports that it files under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) accumulated and communicated to the management, including principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

The management is responsible for establishing and maintaining effective internal control over financial reporting. This system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2015, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework (2013). Based on this assessment, management concluded that, as of December 31, 2015, its internal control over financial reporting was effective based on those criteria.

Our internal control over financial reporting as of December 31, 2015 has been audited by Deloitte S.L., an independent registered public accounting firm, as stated in their report which follows below.

Attestation report of the Independent Registered Public Accounting Firm

The report of Deloitte, S.L., our Independent Registered Public Accounting Firm, on our internal control over financial reporting is included herein at page F-2 of our Consolidated Financial Statements.

Changes in internal controls over financial reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

See “Item 6.C—Board Practices—Audit Committee.” Our board of directors has determined that Mr. Daniel Villalba qualifies as an “audit committee financial expert” under applicable SEC rules.

ITEM 16B.	CODE OF ETHICS.

Our Board of Directors has adopted a code of conduct for our employees, officers and directors to govern their relations with current and potential customers, fellow employees, competitors, government and self-regulatory agencies, the media, and anyone else with whom the Company has contact. Our code of conduct is publicly available on our website at www.atlanticayield.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table provides information on the aggregate fees billed by our principal accountants, Deloitte, S.L. and Deloitte LLP, or by other firms to Abengoa Yield, classified by type of service rendered in 2015:

	Deloitte	Other Auditors	Total
	($ in thousands)
Audit Fees	1,279	23	1,302
Audit-Related Fees	619	—	619
Tax Fees	—	1,269	1,269
All Other Fees	78	314	392
Total	1,976	1,606	3,582

 The following table provides information on the aggregate fees billed by our principal accountants, Deloitte, S.L., or by other firms to Abengoa Yield, classified by type of service rendered in 2014, since our inception:

	Deloitte	Other Auditors	Total
	($ in thousands)
Audit Fees	1,228	—	1,228
Audit-Related Fees	53	—	53
Tax Fees	63	400	463
All Other Fees	176	191	367
Total	1,520	591	2,111

Audit Fees are the aggregate fees billed for professional services in connection with the audit of our Annual Consolidated Financial Statements, quarterly reviews of our interim financial statements and statutory audits of our subsidiaries’ financial statements under the rules of England and Wales and the countries in which our subsidiaries are organized. Also included are services that can only be provided by our auditor, such as audits of non-recurring transactions, consents, comfort letters, attestation services and any audit services required for SEC or other regulatory filings.

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

The Audit Committee approved 100% of the services provided by Deloitte, S.L., including audit services, audit-related services, and all Other Fees for the year 2015.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE.

Under the U.S. federal securities laws and the NASDAQ rules we are a “foreign private issuer.” The foreign private issuer exemption will permit us to follow home country corporate governance practices instead of certain of NASDAQ’s requirements. A foreign private issuer that elects to follow a home country practice instead of NASDAQ’s requirements must submit to NASDAQ a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. Specifically, as a foreign private issuer, we are not required to have: (i) a majority of independent directors, (ii) a nominating/corporate governance committee composed entirely of independent directors, (iii) a compensation committee composed entirely of independent directors or (iv) an annual performance evaluation of the nominating/corporate governance and compensation committees. Therefore, as a foreign private issuer, we will not be required to have a majority of independent directors, our Appointments and Remuneration Committee will not need to consist entirely of independent directors and such committees will not be required to be subject to annual performance evaluations; accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the applicable NASDAQ rules. Additionally, the foreign private issuer exemption exempts us from the requirement of having regularly scheduled meetings at which only independent directors are present.

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
1.1
Articles of Association of Abengoa Yield plc (incorporated by reference to Exhibit 3.1 to Abengoa Yield plc’s Registration Statement on Form F-3 filed with the SEC on July 2, 2015 – SEC File No. 333-205433).

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

4.6	Amended Deed between Abengoa Yield plc and Abengoa Concessions Investments Limited.

4.7	Amended and Restated Shareholders Agreement by and among Abengoa Construcao Brasil Ltd., Sociedad Inversora Lineas de Brasil S.L., Abengoa Concessions, S.L. and Abengoa Concessao Brasil Holding, S.A.

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

Exhibit No.	Description
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

4.13
The Amended and Restated Credit and Guaranty agreement, dated June 26, 2015, among Abengoa Yield plc, the guarantors from time to time party thereto, HSBC Bank plc, HSBC Corporate Trust Company (UK) Limited, Bank of America, N.A., Banco Santander, S.A., Citigroup Global Markets Limited, RBC Capital Markets, Barclays Bank plc and UBS AG, London Branch.

8.1	Subsidiaries of Abengoa Yield plc.

12.1	Certification of Santiago Seage, Managing Director of Abengoa Yield plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Francisco Martinez-Davis, Chief Financial Officer of Abengoa Yield plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Deloitte, S.L.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 1, 2016

ABENGOA YIELD PLC

By:	/s/ Santiago Seage
Name:	Santiago Seage
Title:	Managing Director

ABENGOA YIELD PLC

By:	/s/ Francisco Martinez-Davis
Name:	Francisco Martinez-Davis
Title:	Chief Financial Officer

ABENGOA YIELD PLC
INDEX TO FINANCIAL STATEMENTS

Annual Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

Reports of Independent Registered Public Accounting Firm	F-2
Consolidated statements of financial position as of December 31, 2015 and 2014	F-4
Consolidated income statements for the years ended December 31, 2015, 2014 and 2013	F-6
Consolidated financial statements of comprehensive income for the years ended December 31, 2015, 2014 and 2013	F-8
Consolidated statements of changes in equity for the years ended December 31, 2015, 2014 and 2013	F-9
Consolidated cash flow statements for the years ended December 31, 2015, 2014 and 2013	F-11
Notes to the annual consolidated financial statements	F-13
Appendix I: Entities included in the Company as subsidiaries as of December 31, 2015 and 2014	F-56
Appendix II: Investments recorded under the equity method as of December 31, 2015	F-58
Appendix III-1 and Appendix III-2: Projects subject to the application of IFRIC 12 interpretation based on the concession of services as of December 31, 2015 and 2014	F-59
Appendix IV: Additional Information of Subsidiaries including material Non-controlling interest as of December 31, 2015	F-69
Appendix V (Schedule I): Condensed Financial Statements of Abengoa Yield plc	F-70

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Abengoa Yield plc:

We have audited the accompanying consolidated statements of financial position of Abengoa Yield plc and subsidiaries (the "Company") as of December 31, 2015 and 2014, and the related consolidated income statements, the consolidated financial statements of comprehensive income (loss), the consolidated statements of changes in equity and the consolidated cash flow statements for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit  includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Abengoa Yield plc and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS-IASB”).

We draw your attention to Note 1 to the consolidated financial statements where the Directors describe some uncertainties regarding the current situation of its main shareholder, Abengoa, S.A., and their potential effects, if any, over the accompanying consolidated financial statements as of December 31, 2015 of the Company.  Management’s plans to address those uncertainties are also described in Note 1.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2016 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte, S.L.
Seville, Spain

March 1, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Abengoa Yield plc:

We have audited the internal control over financial reporting of Abengoa Yield plc and subsidiaries (the "Company") as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2015 of the Company and our report dated March 1, 2016, expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph referring to Note 1 to the consolidated financial statements where the Directors describe some uncertainties regarding the current situation of its main shareholder, Abengoa, S.A., and their potential effects, if any, over the accompanying consolidated financial statements as of December 31, 2015 of the Company and the Management’s plans to address those uncertainties.

/s/ Deloitte, S.L.
Seville, Spain

March 1, 2016

Consolidated statements of financial position as of December 31, 2015 and 2014

Amounts in thousands of U.S. dollars

	Note (1)	As of December 31, 2015	As of December 31, 2014
Assets
Non-current assets
Contracted concessional assets	6	9,300,897	6,725,178
Investments carried under the equity method	7	56,181	5,711
Other receivables accounts	8	89,050	368,964
Derivative assets	8&9	4,741	4,597
Financial investments	8	93,791	373,561
Deferred tax assets	18	191,314	124,210

Total non-current assets		9,642,183	7,228,660

Current assets
Inventories		14,913	22,068
Trade receivables	11	126,844	78,521
Credits and other receivables	11	70,464	51,175
Clients and other receivables	8&11	197,308	129,696
Financial investments	8	221,358	229,417
Cash and cash equivalents	8&12	514,712	354,154

Total current assets		948,291	735,335

Total assets		10,590,474	7,963,995

(1)	Notes 1 to 23 are an integral part of the consolidated financial statements

Consolidated statements of financial position as of December 31, 2015 and 2014

Amounts in thousands of U.S. dollars

	Note (1)	As of December 31, 2015	As of December 31, 2014
Equity and liabilities
Equity attributable to the Company
Share capital	13	10,022	8,000
Parent company reserves	13	2,313,855	1,790,135
Other reserves		24,831	(15,539)
Accumulated currency translation differences		(109,582)	(28,963)
Retained earnings	13	(356,524)	(2,031)
Non-controlling interest	13	140,899	88,029

Total equity		2,023,501	1,839,631

Non-current liabilities
Long-term corporate debt	14	661,341	376,160
Borrowings		2,763,814	2,970,984
Notes and bonds		810,650	520,893
Long-term project debt	15	3,574,464	3,491,877
Grants and other liabilities	16	1,646,748	1,367,601
Related parties	10	126,860	77,961
Derivative liabilities	9	385,095	168,931
Deferred tax liabilities	18	79,654	60,818

Total non-current liabilities		6,474,162	5,543,348

Current liabilities
Short-term corporate debt	14	3,153	2,255
Borrowings		1,870,691	323,250
Notes and bonds		25,514	7,939
Short-term project debt	15	1,896,205	331,189
Trade payables and other current liabilities	17	178,217	231,132
Income and other tax payables		15,236	16,440

Total current liabilities		2,092,811	581,016

Total equity and liabilities		10,590,474	7,963,995

(1)	Notes 1 to 23 are an integral part of the consolidated financial statements

Consolidated income statements for the years ended December 31, 2015, 2014 and 2013

Amounts in thousands of U.S. dollars

		For the twelve-month period ended December 31,
	Note (1)
		2015	2014	2013
Revenue	4	790,881	362,693	210,907
Other operating income	20	68,857	79,913	379,644
Raw materials and consumables used		(23,243)	(9,462)	(6,172)
Employee benefit expenses		(5,848)	(1,664)	(2,446)
Depreciation, amortization, and impairment charges	6	(261,301)	(125,480)	(46,943)
Other operating expenses	20	(224,828)	(132,657)	(423,404)

Operating profit		344,518	173,343	111,586

Financial income	21	3,464	4,911	1,153
Financial expense	21	(333,921)	(210,252)	(123,784)
Net exchange differences		3,852	2,054	(895)
Other financial income/(expense), net	21	(200,153)	5,861	(1,693)

Financial expense, net		(526,758)	(197,426)	(125,219)

Share of profit/(loss) of associates carried under the equity method		7,844	(769)	13

Profit/(loss) before income tax		(174,396)	(24,852)	(13,620)

Income tax	18	(23,790)	(4,413)	11,762

Profit/(loss) for the year		(198,186)	(29,265)	(1,858)

Loss/(profit) attributable to non-controlling interests		(10,819)	(2,347)	(1,559)

Profit/(loss) for the year attributable to the Company		(209,005)	(31,612)	(3,417)

Less: Predecessor Loss prior to Initial Public Offering on June 13, 2014		-	(28,233)
Net profit/(loss) attributable to Abengoa Yield Plc. Subsequent to Initial Public Offering	22	-	(3,379)

Weighted average number of ordinary shares outstanding (thousands)	22	92,795	80,000

Basis earnings per share (U.S. dollar per share)(*)	22	(2.25)	(0.04)

(*)	Earnings per share has been calculated for the period subsequent to the initial public offering, considering Net profit/(loss) attributable to equity holders of Abengoa Yield plc. generated after the initial public offering divided by the number of shares outstanding.
(1)	Notes 1 to 23 are an integral part of the consolidated financial statements

The consolidated income statements include the following income / (expense) items arising from transactions with related parties:

	For the twelve-month period ended December 31,

	2015	2014	2013
Sales	44,260	25,673	11,925
Construction costs	-	(38,565)	(364,715)
Services rendered	523	2,343	2,804
Services received	(106,737)	(41,961)	(27,072)
Financial income	1,466	4,415	468
Financial expenses	(1,968)	(9,544)	(11,209)

Consolidated financial statements of comprehensive income for the years ended December 31, 2015, 2014 and 2013

Amounts in thousands of U.S. dollars

		For the twelve months ended December 31,
	Note (1)	2015	2014	2013
Profit/(loss) for the year		(198,186)	(29,265)	(1,858)
Items that may be subject to transfer to income statement
Change in fair value of cash flow hedges and available for sale financial assets		56	(117,423)	75,907
Currency translation differences		(91,405)	(51,226)	8,941
Tax effect		1,950	33,473	(22,494)

Net income/(expenses) recognized directly in equity		(89,399)	(135,176)	62,354

Cash flow hedges		55,841	29,859	27,513
Tax effect		(13,960)	(8,958)	(8,254)

Transfers to income statement		41,881	20,901	19,259

Other comprehensive income/(loss)		(47,518)	(114,275)	81,613

Total comprehensive income/(loss) for the year		(245,704)	(143,540)	79,755

Total comprehensive (income)/loss attributable to non-controlling interest		(3,550)	14,813	(9,947)

Total comprehensive income/(loss) attributable to the Company		(249,254)	(128,727)	69,808

(1)	Notes 1 to 23 are an integral part of the consolidated financial statements

Consolidated statements of changes in equity for the years ended December 31, 2015, 2014 and 2013

Amounts in thousands of U.S. dollars

	Share Capital	Parent company reserves	Other reserves	Retained earnings (c)	Accumulated currency translation differences	Total equity attributable to the Company	Non- controlling interest	Total equity
Balance as of January 1, 2013	-	-	(103,547)	1,182,008	2,731	1,081,192	58,617	1,139,809

Profit/(loss) for the year after taxes	-	-	-	(3,417)	-	(3,417)	1,559	(1,858)
Change in fair value of cash flow hedges	-	-	95,242	-	-	95,242	8,178	103,420
Currency translation differences	-	-	-	-	6,278	6,278	2,663	8,941
Tax effect	-	-	(28,295)	-	-	(28,295)	(2,453)	(30,748)
Other comprehensive income	-	-	66,947	-	6,278	73,225	8,388	81,613

Total comprehensive income	-	-	66,947	(3,417)	6,278	69,808	9,947	79,755

Equity Contributions	-	-	-	66,919	-	66,919	715	67,634

Balance as of December 31, 2013 (a)	-	-	(36,600)	1,245,510	9,009	1,217,919	69,279	1,287,198

Balance as of January 1, 2014	-	-	(36,600)	1,245,510	9,009	1,217,919	69,279	1,287,198

Profit/(loss) for the six-month period after taxes	-	-	-	(28,233)	-	(28,233)	410	(27,823)
Change in fair value of cash flow hedges	-	-	(59,277)	-	-	(59,277)	(4,253)	(63,530)
Currency translation differences	-	-	-	-	(10,660)	(10,660)	(4,347)	(15,007)
Tax effect	-	-	17,325	-	-	17,325	1,276	18,601
Other comprehensive income	-	-	(41,952)	-	(10,660)	(52,612)	(7,324)	(59,936)

Total comprehensive income	-	-	(41,952)	(28,233)	(10,660)	(80,845)	(6,914)	(87,759)

Initial Public Offering and Asset Transfer	8,000	1,813,831	78,552	(1,195,862)	1,651	706,172	-	706,172

Balance as of June 30, 2014 (b)	8,000	1,813,831	-	21,415	-	1,843,246	62,365	1,905,611

Profit/(loss) for the six-month period after taxes	-	-	-	(3,379)	-	(3,379)	1937	(1,442)
Change in fair value of cash flow hedges and available for sale financial assets	-	-	(20,236)	-	-	(20,236)	(3,685)	(23,921)
Currency translation differences	-	-	-	-	(28,963)	(28,963)	(7,256)	(36,219)
Tax effect	-	-	4,697	-	-	4,697	1,105	5,802
Other comprehensive income (d)	-	-	(15,539)	-	(28,963)	(44,502)	(9,836)	(54,338)

Total comprehensive income	-	-	(15,539)	(3,379)	(28,963)	(47,881)	(7,899)	(55,780)

Asset acquisition under the Rofo (e)	-	-	-	(20,067)	-	(20,067)	33,563	13,496

Dividend distribution	-	(23,696)	-	-	-	(23,696)	-	(23,696)

Balance as of December 31, 2014 (b)	8,000	1,790,135	(15,539)	(2,031)	(28,963)	1,751,602	88,029	1,839,631

Balance as of January 1, 2015	8,000	1,790,135	(15,539)	(2,031)	(28,963)	1,751,602	88,029	1,839,631

Profit/(loss) for the year after taxes	-	-	-	(209,005)	-	(209,005)	10,819	(198,186)
Change in fair value of cash flow hedges and available for sale financial assets		-	51,215	-	-	51,215	4,682	55,897
Currency translation differences	-	-	-	-	(80,619)	(80,619)	(10,786)	(91,405)
Tax effect		-	(10,845)	-	-	(10,845)	(1,165)	(12,010)
Other comprehensive income	-	-	40,370	-	(80,619)	(40,249)	(7,269)	(47,518)

Total comprehensive income	-	-	40,370	(209,005)	(80,619)	(249,254)	3,550	(245,704)

Asset acquisition under the Rofo (e)	-	-	-	(145,488)	-	(145,488)	57,627	(87,861)

Dividend distribution	-	(137,995)	-	-	-	(137,995)	(8,307)	(146,302)

Capital Increase	2,022	661,715	-	-	-	663,737	-	663,737

Balance as of December 31, 2015	10,022	2,313,855	24,831	(356,524)	(109,582)	1,882,602	140,899	2,023,501

(a)	The combined statement of changes in equity for the twelve-month period ended December 31, 2013 represents the changes in the combined equity of the assets that were transferred to Abengoa Yield plc in the Asset Transfer.
(b)	The consolidated statement of changes in equity for the six-month period ended June 30, 2014 and for the twelve-month period ended December 31, 2014 represents the changes in the consolidated equity of Abengoa Yield plc and its subsidiaries since January 1, 2014.
(c)	Loss for the six-month period after taxes amounting to ($3,379) thousands, includes the result of the Company after the Initial Public Offering up to the end of December 31, 2014. Loss attributable to the parent company for the twelve-month period ended December 31, 2014 amounting to ($31,612) thousand is included within Retained Earnings.
(d)	These amounts account for the impact in other comprehensive income of the consolidated statements for the six-month period ended December 31, 2014.
(e)	See Note 5 for further details.
(1)	Notes 1 to 23 are an integral part of the consolidated financial statements

Consolidated cash flow statements for the years ended December 31, 2015, 2014 and 2013

Amounts in thousands of U.S. dollars

		For the year ended
	Note (1)	2015	2014	2013
I. Profit/(loss) for the year		$(198,186)	$(29,265)	$(1,858)
Non-monetary adjustments
Depreciation, amortization and impairment charges	6	261,301	125,480	46,943
Financial (income)/expenses		553,300	206,294	95,117
Fair value (gains)/losses on derivative financial instruments		(4,292)	2,386	8,272
Shares of (profits)/losses from associates		(7,844)	769	(13)
Income tax	18	23,790	4,413	(11,762)
Changes in consolidation and other non-monetary items		(91,410)	(48,793)	(46,168)

II. Profit for the year adjusted by non monetary items		$536,659	$261,284	$90,531

Variations in working capital
Inventories		(1,198)	379	(5,244)
Clients and other receivables		14,845	(5,981)	10,622
Trade payables and other current liabilities		9,994	(117,199)	(45,110)
Financial investments and other current assets/liabilities		49,420	54,810	48,945

III. Variations in working capital		$73,061	$(67,991)	$9,213

Income tax received/(paid)		522	(428)	(73)
Interest received		1,600	256	640
Interest paid		(312,357)	(149,513)	(62,923)

A. Net cash provided by/(used in) operating activities		$299,485	$43,608	$37,388

Investments in entities under the equity method		4,417	(44,524)	(240,639)
Investments in contracted concessional assets		(106,007)	(56,960)	(401,678)
Other non-current assets/liabilities		5,714	(21,339)	(52,250)
Acquisitions of subsidiaries		(833,974)	(222,345)	—

B. Net cash used in investing activities		$(929,850)	$(345,168)	$(694,567)

Proceeds from Project & Corporate debt		459,366	1,350,689	1,139,671
Repayment of Project & Corporate debt		(175,389)	(1,665,433)	(667,784)
Dividends paid to company´s shareholders		(137,166)	(23,696)	—
Proceeds from related parties and other		—	(39,035)	442,986
Proceeds from IPO		—	681,916	—
Proceeds from capital increase		664,120	—	—

C. Net cash provided by/(used in) financing activities		$810,931	$304,441	$914,873

Net increase/(decrease) in cash and cash equivalents		$180,566	$2,881	$257,694

Cash, cash equivalents and bank overdrafts at beginning of the year	12	354,154	357,664	97,499
Translation differences cash or cash equivalent		(20,008)	(6,391)	2,471

Cash and cash equivalents at end of the year	12	$514,712	$354,154	$357,664

(1)	Notes 1 to 23 are an integral part of the consolidated financial statements

(1)	The Appendices are an integral part of the notes to the consolidated financial statements.

Note 1.- Nature of the business

Abengoa Yield plc (‘Atlantica Yield’ or the Company) was incorporated in England and Wales as a private limited company on December 17, 2013 by Abengoa, S.A. (‘Abengoa’) under the name Abengoa Yield Limited. On March 19, 2014, Abengoa Yield plc was re-registered as a public limited company, under the name Abengoa Yield plc.

Abengoa Yield plc is a total return company that owns, manages, and acquires renewable energy, conventional power, electric transmission lines, and water assets focused on North America (the United States and Mexico), South America (Peru, Chile, Brazil and Uruguay), and EMEA (Spain, Algeria and South Africa).

The Company’s largest shareholder is Abengoa, which, based on the most recent public information, currently owns a 41.86 % stake in Atlantica Yield.

On June 18, 2014, Atlantica Yield closed its initial public offering issuing 24,850,000 ordinary shares. The shares were offered at a price of $29 per share, resulting in gross proceeds to the Company of $720,650 thousand. The underwriters further purchased 3,727,500 additional shares from the selling shareholder, a subsidiary wholly owned by Abengoa, at the public offering price less fees and commissions to cover over-allotments (“greenshoe”) driving the total proceeds of the offering to $828,748 thousand.

Prior to the consummation of this offering, Abengoa contributed, through a series of transactions, which we refer to collectively as the “Asset Transfer,” ten concessional assets described below, certain holding companies and a preferred equity investment in Abengoa Concessoes Brasil Holding (“ACBH”), which is a subsidiary of Abengoa engaged in the development, construction, investment and management of contracted concessions in Brazil, comprised mostly of transmission lines. As consideration for the Asset Transfer, Abengoa received a 64.28% interest in Atlantica Yield and $655.3 million in cash, corresponding to the net proceeds of the initial public offering less $30 million retained by Atlantica Yield for liquidity purposes.

Atlantica Yield’s shares began trading on the NASDAQ Global Select Market under the symbol “ABY” on June 13, 2014.

Since its initial public offering, the Company has acquired the following assets from Abengoa:

•
On November 18, 2014, the Company completed the acquisition of Solacor 1/2 through a 30-year usufruct rights contract over the related shares (which included the option to purchase such shares for one euro during a four-year term.This option was executed on December 17, 2015); on December 4, 2014, the Company completed the acquisition of PS10/20; and on December 29, 2014, the Company completed the acquisition of Cadonal. Solacor 1/2 is a 100 MW solar complex located in Spain, PS 10/20 is a 31 MW solar complex located in Spain and Cadonal is a 50 MW wind farm located in Uruguay.

•
On February 3, 2015, the Company completed the acquisition of a 25.5% stake in Honaine and a 34.2% stake in Skikda, two desalination plants in Algeria with an aggregate capacity of 10.5 million cubic feet per day. On February 23, 2015, the Company completed the acquisition of a 29.6% stake in Helioenergy 1/2, a solar power asset in Spain with a capacity of 100 MW.

•
On May 13, 2015 and May 14, 2015, the Company completed the acquisition of Helios 1/2 a 100 MW solar complex and Solnova 1/3/4 a 150 MW solar complex respectively, both in Spain. On May 25, 2015 the Company completed the acquisition of the remaining 70.4% stake in Helioenergy 1/2.

•	On June 25, 2015, the Company completed the acquisition of ATN2 an 81 miles transmission line in Peru from Abengoa and Sigma, a third-party financial investor in the project.

•	On July 30, 2015, the Company completed the acquisition of Kaxu a 100 MW solar plant in South Africa.

•	On September 30, 2015, the Company completed the acquisition of Solaben 1/6 a 100 MW solar complex in Spain.

•	The following table provides an overview of the concessional assets the Company owned as of December 31, 2015 (excluding the exchangeable preferred equity investment in ACBH):

Assets	Type	Ownership	Location	Currency(7)	Capacity (Gross)	Counterparty Credit Ratings(8)	COD	Contract Years Left

Solana	Renewable (Solar)	100% Class B(1)	Arizona (USA)	USD	280 MW	A-/A2/A	4Q 2013	28

Mojave	Renewable (Solar)	100%	California (USA)	USD	280 MW	BBB/Baa1/BBB+	4Q 2014	24

Solaben 2 & 3	Renewable (Solar)	70%(2)	Spain	Euro	2x50 MW	BBB+/Baa2/BBB+	2Q 2012 & 4Q 2012	22&21

Solacor 1 & 2	Renewable (Solar)	74%(3)	Spain	Euro	2x50 MW	BBB+/Baa2/BBB+	2Q 2012 & 4Q 2012	21

PS10/PS20	Renewable (Solar)	100%	Spain	Euro	31 MW	BBB+/Baa2/BBB+	1Q 2007 & 2Q 2009	16&18

Helioenergy 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	BBB+/Baa2/BBB+	3Q 2011& 4Q 2011	22

Helios 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	BBB+/Baa2/BBB+	2Q 2012& 3Q 2012	21&22

Solnova 1, 3 & 4	Renewable (Solar)	100%	Spain	Euro	3x50 MW	BBB+/Baa2/BBB+	2Q 2010 & 2Q 2010& 3Q 2010	19&19&20

Solaben 1 & 6	Renewable (Solar)	100%	Spain	Euro	2x50 MW	BBB+/Baa2/BBB+	3Q 2013	23

Kaxu	Renewable (Solar)	51%(4)	South Africa	Rand	100 MW	BBB-/Baa2/BBB(9)	1Q 2015	19

Palmatir	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB-/Baa2/BBB-(10)	2Q 2014	18

Cadonal	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB-/Baa2/BBB-(10)	4Q 2014	19

ACT	Conventional Power	100%	Mexico	USD	300 MW	BBB+/Baa1/ BBB+	2Q 2013	17

ATN	Transmission line	100%	Peru	USD	362 miles	BBB+/A3/BBB+	1Q 2011	25

ATS	Transmission line	100%	Peru	USD	569 miles	BBB+/A3/BBB+	1Q 2014	28

ATN 2	Transmission line	100%	Peru	USD	81 miles	Not rated	2Q 2015	17

Quadra 1	Transmission line	100%	Chile	USD	43 miles	Not rated	2Q 2014	19

Quadra 2	Transmission line	100%	Chile	USD	38 miles	Not rated	1Q 2014	19

Palmucho	Transmission line	100%	Chile	USD	6 miles	BBB+/Baa2/BBB+	4Q 2007	22

Skikda	Water	34.2%(5)	Argelia	USD	3.5 M ft3/day	Not rated	1Q 2009	18

Honaine	Water	25.5%(6)	Argelia	USD	7 M ft3/ day	Not rated	3Q 2012	22

(1)	On September 30, 2013, Liberty Interactive Corporation invested $300 million in Class A membership interests in exchange for a share of the dividends and taxable loss generated by Solana. As a result of the agreement, Liberty Interactive Corporation will receive 54.06% of both dividends and taxable loss generated during a period of approximately five years; such percentage will decrease to 24.05% thereafter.
(2)	Itochu Corporation, a Japanese trading company, holds 30% of the shares in each of Solaben 2 and Solaben 3. The Company held a 30-year right of usufruct over the remaining shares of Solaben 2 and Solaben 3 and a call option to purchase such shares for one euro during a four-year term. This option was executed on December 17, 2015.
(3)	JGC Corporation, a Japanese engineering company, held 26% of the shares in each of Solacor 1 and Solacor 2 as of December 31, 2015. The Company held a 30-year right of usufruct over the remaining shares of Solacor 1 and Solacor 2 and a call option to purchase such shares for one euro during a four-year term. This option was executed on December 17, 2015. The Company also agreed to purchase 13% of the shares in each of Solacor 1 and Solacor 2 from JGC Corporation and closed this transaction in January 2016.
(4)	Kaxu is owned by Abengoa Yield, Plc (51%), Industrial Development Corporation of South Africa (29%) and Kaxu Community Trust (20%).
(5)	Algerian Energy Company, SPA owns 49% of Skikda and Sadyt (Sociedad Anónima Depuración y Tratamientos) owns the remaining 16.83%.
(6)	Algerian Energy Company, SPA owns 49% of Honaine and Sadyt (Sociedad Anónima Depuración y Tratamientos) owns the remaining 25.5%.
(7)	Certain contracts denominated in U.S. dollars are payable in local currency.
(8)	Reflects the counterparty’s credit ratings issued by Standard & Poor’s Ratings Services, or S&P, Moody’s Investors Service Inc., or Moody’s, and Fitch Ratings Ltd, or Fitch.
(9)	Refers to the credit rating of the Republic of South Africa. The offtaker is Eskom, which is a state-owned utility company in South Africa.
(10)	Refers to the credit rating of Uruguay, as UTE (Administración Nacional de Usinas y Transmisoras Eléctricas) is unrated.

In addition to the assets listed above, the Company owns an exchangeable preferred equity investment in ACBH, a subsidiary holding company of Abengoa that is engaged in the development, construction, investment and management of contracted concessions in Brazil, consisting mostly of electric transmission lines.

All the project companies included in these consolidated financial statements have signed with the grantor of the concession contracts of construction, operation and maintenance and they subcontract the construction of the contracted assets to Abengoa. Given that these projects (except for Palmucho, PS10 and PS20) are included within the scope of International Financial Reporting Interpretations Committee 12 (“IFRIC 12”), and given that some of them were included in the consolidated financial statements during their construction phase, the Company recorded income and cost attributable to the construction in the consolidated income statement in 2014 and 2013. Construction revenue is recorded within “Other operating income” according to the percentage of completion method as established by International Accounting Standards 11 (“IAS 11”). Construction cost, which is fully contracted with related parties, is recorded within “Other operating expense”.

Our sponsor Abengoa has reported that on November 27, 2015, it filed a communication pursuant to article 5 bis of the Spanish Insolvency Law 22/2003 with the Mercantile Court of Seville nº 2. The filing by Abengoa was intended to initiate a process to try to reach an agreement with its main financial creditors, aimed to ensure the right framework to carry out such negotiations and provide Abengoa with financial stability in the short and medium term. The Mercantile Court published a decree to admit the filing of the communication on December 15, 2015 and set a deadline of March 28, 2016 for Abengoa to reach an agreement with its main financial creditors.

Abengoa reported that on January 25, 2016, its board of directors approved a viability plan that defined the structure of the future business activity. In accordance with this plan, Abengoa will negotiate a debt restructuring with its creditors as well as necessary resources to be able to continue its activity and to operate in a competitive and sustainable manner in the future.

The financing arrangements of some of the project subsidiaries of the Company (Solana, Mojave, Kaxu and Cadonal) contain cross-default provisions related to Abengoa, such that debt defaults by Abengoa, subject to certain threshold amounts, could trigger defaults under such project financing arrangements. These cross-default provisions expire progressively over time, remaining in place until the termination of the obligations of Abengoa under such project financing arrangements. The Company is currently in discussions with the project finance lenders.

Although the Company does not expect the acceleration of debt to be declared by the credit entities, the project entities did not have contractually as of December 31, 2015 what International Accounting Standards define as an unconditional right to defer the settlement of the debt for at least twelve months after that date, as the cross-default provisions make that right not totally unconditional, and therefore the debt has been presented as current in these consolidated financial statements in accordance with International Accounting Standards 1 (“IAS 1”), “Presentation of Financial Statements”. As a result of this reclassification, current liabilities in the consolidated statement of financial position are higher than current assets. In any case, due to the legal nature of our project financing in place and pursuant to the laws of each jurisdiction, the lenders of these agreements would, in any case, have recourse only against the specific project company (pledge over the shares of the special purpose vehicle, pledge over certain credit rights, mortgage over certain assets in certain jurisdictions, etc.) but do not have any recourse against Abengoa Yield plc or any other assets of the Company, since there is no further guarantee provided to the credit entities.

All the project financing arrangements except for ATN, ATS, Skikda and Honaine contain a covenant that Abengoa must own at least 35% of the Abengoa Yield plc shares. Abengoa currently owns 41.86% of the ordinary shares of the Company. In connection with various financing agreements, Abengoa has disclosed that 39,530,843 of its Abengoa Yield plc shares, representing approximately 39.5% of the outstanding shares of the Company, have been pledged as collateral. If Abengoa defaults on any of these financing arrangements, such lenders may foreclose on the pledged shares and, as a result, Abengoa could eventually own less than 35% of Abengoa Yield plc outstanding shares.  As a result, the Company would be in breach of covenants under the applicable project financing arrangements. Waivers have been requested to all the parties of these project financing arrangements containing these covenants. Solaben 1&6 obtained the necessary waivers in February 2016. Similar waivers related to a minimum percentage of ownership of Abengoa in the Company have been obtained in the past and therefore the Management of the Company expects a similar outcome in this instance for the rest of the projects.  In any case, due to the legal nature of our project financing in place and pursuant to the laws of each jurisdiction, the lenders of these agreements would have recourse only against the specific project company but do not have any recourse against Abengoa Yield plc or any other assets of the Company, since there is no further guarantee provided to the credit entities.

Both aspects previously explained could have an impact under the terms of the Credit Facility. The Credit Facility does not include cross-default provisions related to Abengoa. Nevertheless, the Company is required to comply with (i) a maintenance leverage ratio of the indebtedness at Abengoa Yield plc level to the cash available for distribution and (ii) an interest coverage ratio of cash available for distribution to debt service payments. A potential payment default in several of the project companies or potential restrictions to distributions from several of the project companies may trigger these covenants. The Credit Facility also includes a cross-default provision related to a default by the project subsidiaries of the Company in their financing arrangements, such that a payment default in one or more of the non-recourse subsidiaries of the Company representing more than 20% of the cash available for distribution distributed in the previous four fiscal quarters could trigger a default under the Credit Facility. In the remote scenario where sufficient waivers were not obtained in due time, the Company would undertake initiatives including, but not limited to, asset disposals or changes in the dividend policy.

Currently, the Company continues to rely on Abengoa for certain support services as well as for operation and maintenance services at most of our facilities. The Company is very advanced in the process of internalizing main support services, has launched a plan to separate its IT systems and is preparing plans to replace existing operation and maintenance suppliers if required.

On January 29, 2016, Abengoa informed the Company that several indirect subsidiaries of Abengoa in Brazil, including ACBH, have initiated an insolvency procedure under Brazilian law (“reorganizaçao judiciaria”) as a “Pedido de processamento conjunto”, which means the substantial consolidation of the three main subsidiaries of Abengoa in Brazil, including ACBH (see Note 8).

These consolidated financial statements were approved by the Board of Directors on February 25, 2016. The Board of Directors decided to postpone the decision on the dividend corresponding to the fourth quarter of 2015 until the second quarter of 2016.

Note 2.- Significant accounting policies

2.1 Basis of preparation

These consolidated financial statements are presented in accordance with the IFRS as issued by the IASB.

For all periods prior to the initial public offering, the combined financial statements represent the combination of the assets that Atlantica Yield acquired and were prepared using Abengoa’s historical basis in the assets and liabilities. For the purposes of the combined financial statements, the term “Atlantica Yield” represents the accounting predecessor, or the combination of the acquired businesses. The combined financial statements for periods prior to the initial public offering therefore include all revenues, expenses, assets, and liabilities attributed to the Predecessor. In addition, prior to the initial public offering, other operating expenses include an allocation of certain general and administrative services provided by Abengoa. The Company believes that by including the allocated costs, the combined condensed income statement includes a reasonable estimate of actual costs incurred to operate the business. However, such expenses may not be indicative of the actual level of expense that would have been incurred by the Predecessor if it had operated as an independent, publicly-traded company during the periods prior to the Offering or of the costs expected to be incurred in the future. In the opinion of management, the inter-company eliminations and adjustments necessary for a fair presentation of the combined financial statements, in accordance with the IFRS as issued IASB have been made.

For all periods subsequent to the initial public offering, the accompanying audited consolidated financial statements represent the consolidated results of the Company and its subsidiaries.

The Company elected to account for the Asset Transfer and the assets acquisitions under the ROFO Agreement using the predecessor values, given that these were transactions between entities under common control. Any difference between the consideration given and the aggregate book value of the assets and liabilities of the acquired entities as of the date of the transaction has been reflected as an adjustment to equity. In addition, the Company elected to incorporate the results of the entities transferred prior to the initial public offering as if the entities had always been consolidated and the transferred entities after the initial public offering from the acquisition date.

The consolidated financial statements are presented in U.S. dollars, which is the Company’s functional and presentation currency. Amounts included in these consolidated financial statements are all expressed in thousands of U.S. dollars, unless otherwise indicated.

Application of new accounting standards

a)	During the year ended December 31, 2015, the Company has not applied in the preparation of the consolidated financial statements new standards, amendments or interpretations.

b)	Standards, interpretations and amendments published by the IASB that will be effective for periods beginning on or after January 1, 2016:

•	Annual Improvements to IFRSs 2012-2014 cycles. These improvements are mandatory for annual periods beginning on or after January 1, 2016 under IFRS-IASB, earlier applications is permitted.

•	IAS 1 (Amendment) ‘Presentation of Financial Statements’. This amendment is mandatory for annual periods beginning on or after January 1, 2016 under IFRS-IASB, earlier applications is permitted.

•	IFRS 14 ’Regulatory Deferral Accounts’. This Standard will be effective from January 1, 2016 under IFRS-IASB, earlier applications is permitted.

•	IFRS 9 ’Financial Instruments’. This Standard will be effective from January 1, 2018 under IFRS-IASB, earlier applications is permitted.

•	IFRS 15 ’Revenues from contracts with Customers’. IFRS 15 is applicable for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

•	IFRS 16 ’Leases’. This Standard is applicable for annual periods beginning on or after January 1, 2019 under IFRS-IASB, earlier application is permitted.

•	IAS 16 (Amendment) ’Property, Plant and Equipment’ and IAS 38 ’Intangible Assets’, regarding acceptable methods of amortization and depreciation. This amendment is mandatory for annual periods beginning on or after January 1, 2016 under IFRS-IASB, earlier application is permitted.

•	IFRS 10 (Amendment) ‘Consolidated financial statements, IFRS 12 ‘Disclosure of interests in Other Entities’ and IAS 28 ‘Investments in associates and joint ventures’ regarding the exemption from consolidation for investment entities. These amendments are mandatory for annual periods beginning on or after January 1, 2016 under IFRS-IASB, earlier application is permitted.

•	IFRS 11 (Amendment) ‘Joint Arrangements’ regarding acquisition of an interest in a joint operation. This amendment is mandatory for annual periods beginning on or after January 1, 2016 under IFRS-IASB, earlier application is permitted.

•	IAS 16 ‘Property, Plant and Equipment’ and 41 ‘Agriculture’ (Amendment) regarding bearer plants. These amendments are mandatory for annual periods beginning on or after January 1, 2016 under IFRS-IASB,earlier application is permitted.

The Company is currently in the process of evaluating the impact on the consolidated financial statements derived from the application of the new standards and amendments that will be effective for annual periods beginning after December 31, 2015.

2.2. Principles to include and record companies in the consolidated financial statements

Companies included in these consolidated financial statements are accounted for as subsidiaries as long as Atlantica Yield has had control over them and are accounted for as investments under the equity method as long as Atlantica Yield has had significant influence over them, in the periods presented.

a)	Controlled entities

Control is achieved when the Company:

•	Has power over the investee;

•	Is exposed, or has rights, to variable returns from its involvement with the investee; and

•	Has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls an investee when facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. In order to evaluate the existence of control, the Company needs to distinguish two independent stages in these projects in terms of decision making process: the construction phase and the operation phase. In some of these projects such as Solana and Mojave solar plants in the United States, the Company has concluded that all the relevant decisions during the construction phase were subject to the approval of the Administration. As a result, the Company did not have control over these assets during this period and records these companies as investments under the equity method (see note 2.2 b) below). Once the Project´s construction phase is finished, the Company gains control over these companies which are then fully consolidated

The Company uses the acquisition method to account for business combinations of companies controlled by a third party. According to this method, identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Any contingent consideration is recognized at fair value at the acquisition date and subsequent changes in its fair value are recognized in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. Acquisition related costs are expensed as incurred. The Company recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s net assets on an acquisition by acquisition basis.

Acquisitions of businesses to Abengoa were so far not considered business combinations, as Atlantica Yield was a subsidiary controlled by Abengoa. The assets acquired constituted an acquisition under common control by Abengoa and accordingly, were recorded using Abengoa’s historical basis in the assets and liabilities of the Predecessor.

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

Controlled entities and associates included in these financial statements as of December 31, 2015 and 2014 are set out in appendices.

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

2.5 Asset impairment

Atlantica Yield reviews its contracted concessional assets to identify any indicators of impairment at least annually.

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

Accordingly, the following table provides a summary of the discount rates used (WACC) and growth rates to calculate the recoverable amount for CGUs with the operating segment to which it pertains:

Operating segment	Discount rate	Growth Rate
Europe	5% - 6%	0%
North America	3% - 5%	0%
South America	5% - 6%	0%

In the event that the recoverable amount of an asset is lower than its carrying amount, an impairment charge for the difference would be recorded in the income statement under the item “Depreciation, amortization and impairment charges”.

Pursuant to IAS 36, an impairment loss is recognized if the carrying amount of these assets exceeds the present value of future cash flows discounted at the initial effective interest rate.

2.6 Loans and accounts receivable

Loans and accounts receivable are non-derivative financial assets with fixed or determinable payments, not listed on an active market.

In accordance with IFRIC 12, certain assets under concessions qualify as financial assets and are recorded as is described in Note 2.3.

Pursuant to IAS 36, an impairment loss is recognized if the carrying amount of these assets exceeds the present value of future cash flows discounted at the initial effective interest rate.

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

Atlantica Yield applies cash flow hedging. Under this method, the effective portion of changes in fair value of derivatives designated as cash flow hedges are recorded temporarily in equity and are subsequently reclassified from equity to profit or loss in the same period or periods during which the hedged item affects profit or loss. Any ineffective portion of the hedged transaction is recorded in the consolidated income statement as it occurs.

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

All derivatives are classified as level 2. Atlantica Yield derivatives correspond mainly to the interest rate swaps designated as cash flow hedges.

Description of the valuation method

Interest rate swap valuations are made by valuing the swap part of the contract and valuing the credit risk. The methodology used by the market and applied by Atlantica Yield to value interest rate swaps is to discount the expected future cash flows according to the parameters of the contract. Variable interest rates, which are needed to estimate future cash flows, are calculated using the curve for the corresponding currency and extracting the implicit rates for each of the reference dates in the contract. These estimated flows are discounted with the swap zero curve for the reference period of the contract.

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

2.16. Foreign currency transactions

The consolidated financial statements are presented in U.S. dollars, which is Atlantica Yield functional and reporting currency. Financial statements of each subsidiary within the Company are measured in the currency of the principal economic environment in which the subsidiary operates, which is the subsidiary’s functional currency.

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

Non-controlling interest represents interest from other partners in entities included in these consolidated financial statements which are not fully owned by Atlantica Yield as of the dates presented.

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

Some companies included in the group have dismantling provisions, which are intended to cover future expenditures related to the dismantlement of the plants and it will be likely to be settled with an outflow of resources in the long term (over 5 years).

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

2.19. Use of estimates

Some of the accounting policies applied require the application of significant judgment by management to select the appropriate assumptions to determine these estimates. These assumptions and estimates are based on the historical experience, advice from experienced consultants, forecasts and other circumstances and expectations as of the close of the financial period. The assessment is considered in relation to the global economic situation of the industries and regions where the Company operates, taking into account future development of the businesses of the Company. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, actual results could materially differ from the estimates and assumptions used. In such cases, the carrying values of assets and liabilities are adjusted.

 The most critical accounting policies, which reflect significant management estimates and judgment to determine amounts in these consolidated financial statements, are as follows:

•	Contracted concessional agreements.

•	Impairment of intangible assets.

•	Assessment of control.

•	Derivative financial instruments and fair value estimates.

•	Income taxes and recoverable amount of deferred tax assets.

As of the date of preparation of these consolidated financial statements, no relevant changes in the estimates made are anticipated and, therefore, no significant changes in the value of the assets and liabilities recognized at December 31, 2015, are expected.

Although these estimates and assumptions are being made using all available facts and circumstances, it is possible that future events may require management to amend such estimates and assumptions in future periods. Changes in accounting estimates are recognized prospectively, in accordance with IAS 8, in the consolidated income statement of the year in which the change occurs.

Note 3.- Financial risk management

Atlantica Yield’s activities are exposed to various financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Risk is managed by the Company’s Risk Management and Finance Department, which are responsible for identifying and evaluating financial risks quantifying them by project, region and company, in accordance with mandatory internal management rules. Written internal policies exist for global risk management, as well as for specific areas of risk. In addition, there are official written management regulations regarding key controls and control procedures for each company and the implementation of these controls is monitored through internal audit procedures.

a)	Market risk

The Company is exposed to market risk, such as movement in foreign exchange rates and interest rates. All of these market risks arise in the normal course of business and the Company does not carry out speculative operations. For the purpose of managing these risks, the Company uses a series of swaps and options on interest rates. None of the derivative contracts signed has an unlimited loss exposure.

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

As a result, the notional amounts hedged, strikes contracted and maturities, depending on the characteristics of the debt on which the interest rate risk is being hedged, are very diverse, including the following:

1)	Project debt in U.S. dollars: between 75% and 100% of the notional amount, maturities until 2043 average guaranteed interest rates of between 2.52% and 6.88%.

2)	Project debt in Euros: between 75% and 100% of the notional amount, maturities until 2030 and average guaranteed interest rates of between 3.20% and 4.87%.

In connection with the interest rate derivative positions of the Company, the most significant impacts on these consolidated financial statements are derived from the changes in EURIBOR or LIBOR, which represent the reference interest rate for the majority of the debt of the Company. In the event that Euribor and Libor had risen by 25 basis points as of December 31, 2015, with the rest of the variables remaining constant, the effect in the consolidated income statement would have been a loss of $ 1,795 thousand (a loss of $ 271 thousand in 2014) and an increase in hedging reserves of $41,702 thousand ($24,177 thousand in 2014). The increase in hedging reserves would be mainly due to an increase in the fair value of interest rate swaps designated as hedges.

A breakdown of the interest rates derivatives as of December 31, 2015 and 2014, is provided in Note 9.

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

In relation to the Spanish solar plants, on May 12, 2015, the Company entered into a currency swap agreement with Abengoa which provides for a fixed exchange rate for the cash available for distribution from the Company’s Spanish assets. The distributions from the Spanish assets are paid in euros and the currency swap agreement provides for a fixed exchange rate at which euros will be converted into U.S. dollars. Therefore, in the event that the exchange rate of the Euro had risen by 10% against the US Dollar as of December 31, 2015, with the rest of the variables remaining constant, there would not be any effect in the cash distributions received from these assets.

b)	Credit risk

The company considers that it has a limited credit risk with clients as revenues derive from power purchase agreements with electric utilities and state-owned entities. The Company has investment grade offtakers in all the assets except for Quadra 1&2, ATN2, Skikda and Honaine, which represent a very low percentage of the cash available for distribution on a run-rate basis.

c)	Liquidity risk

Atlantica Yield’s liquidity and financing policy is intended to ensure that the Company maintains sufficient funds to meet our financial obligations as they fall due.

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

Note 4.- Financial information by segment

Atlantica Yield’s segment structure reflects how management currently makes financial decisions and allocates resources. Its operating segments are based on the following geographies where the contracted concessional assets are located:

•	North America

•	South America

•	EMEA

Based on the type of business, as of December 31, 2015 the Company had the following business sectors:

Renewable energy: Renewable energy assets include two Solar plants in the United States, Solana and Mojave, each with a gross capacity of 280 MW and located in Arizona and California, respectively. The Company owns seven solar platforms in Spain: Solacor 1 and 2 with a gross capacity of 100 MW, PS10 and PS20 with a gross capacity of 31 MW, Solaben 2 and 3 with a gross capacity of 100 MW, Helioenergy 1 and 2 with a gross capacity of 100 MW, Helios 1 and 2 with a gross capacity of 100 MW, Solnova 1, 3 and 4 with a gross capacity of 150 MW and Solaben 1 and 6 with a gross capacity of 100 MW. The Company also owns a Solar plant in South Africa, Kaxu with a gross capacity of 100 MW. Additionally, the Company owns two wind farms in Uruguay, Palmatir and Cadonal, with a gross capacity of 50 MW each.

Conventional power: Conventional power asset consists of ACT, a 300 MW cogeneration plant in Mexico, which is party to a 20-year take-or-pay contract with Pemex for the sale of electric power and steam.

Electric transmission lines: Electric transmission assets include (i) three lines in Peru, ATN, ATS and ATN2, spanning a total of 1,012 miles; and (ii) three lines in Chile, Quadra 1, Quadra 2 and Palmucho, spanning a total of 87 miles. In addition, the Company owns a preferred equity investment in ACBH, a subsidiary holding company of Abengoa that is engaged in the development, construction, investment and management of contracted concessions in Brazil, consisting mostly of electric transmission lines.

Water: Water assets include a minority interest in two desalination plants in Algeria, Honaine and Skikda with an aggregate capacity of 10.5 M ft3 per day.

Atlantica Yield’s Chief Operating Decision Maker (CODM) assesses the performance and assignment of resources according to the identified operating segments. The CODM considers the revenues as a measure of the business activity and the Further Adjusted EBITDA as a measure of the performance of each segment. Further Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in these consolidated financial statements, and dividends received from the preferred equity investment in ACBH. In order to assess performance of the business, the CODM receives reports of each reportable segment using revenues and Further Adjusted EBITDA. Net interest expense evolution is assessed on a consolidated basis. Financial expense and amortization are not taken into consideration by the CODM for the allocation of resources.

In the year ended December 31, 2015, Atlantica Yield had three customers with revenues representing more than 10% of the total revenues, i.e., two in the renewable energy and one in the conventional power business sectors.

a)	The following tables show Revenues and Further Adjusted EBITDA by operating segments and business sectors for the years 2015, 2014 and 2013:

	Revenue			Further Adjusted EBITDA
	For the twelve-month period ended December 31,			For the twelve-month period ended December 31,
Geography	2015	2014	2013	2015	2014	2013
North America	$328,139	$195,508	$113,998	$279,559	$175,398	$96,712
South America	112,480	83,592	25,392	110,905	77,188	18,979
EMEA	350,262	83,593	71,517	233,754	55,437	42,838

Total	$790,881	$362,693	$210,907	$624,218	$308,023	$158,529

	Revenue			Further Adjusted EBITDA
	For the twelve-month period ended December 31,			For the twelve-month period ended December 31,
Business sectors	2015	2014	2013	2015	2014	2013
Renewable energy	$543,012	$170,673	$82,714	$413,933	$137,820	$55,797
Conventional power	138,717	118,765	102,801	107,671	101,896	83,277
Electric transmission lines	86,393	73,255	25,392	89,047	68,307	19,455
Water	22,759	—	—	13,567	—	—

Total	$790,881	$362,693	$210,907	$624,218	$308,023	$158,529

The reconciliation of segment Further Adjusted EBITDA with the profit/(loss) attributable to the parent company is as follows:

	For the twelve-month period ended December 31,
	2015	2014	2013
Total segment Further Adjusted EBITDA	$624,219	$308,023	$158,529
Depreciation, amortization, and impairment charges	(261,301)	(125,480)	(46,943)
Financial expense, net	(526,758)	(197,426)	(125,219)
Dividend from exchangeable preferred equity investment in ACBH	(18,400)	(9,200)	—
Share in profits/(losses) associates under the equity method	7,844	(769)	13
Income tax	(23,790)	(4,413)	11,762
(Profit)/Loss attributable to non-controlling interests	(10,819)	(2,347)	(1,559)

Profit/(Loss) attributable to the parent company	$(209,005)	$(31,612)	$(3,417)

b)	The assets and liabilities by operating segments (and business sector) at the end of 2015 and 2014 are as follows:

Assets and liabilities by geography as of December 31, 2015:

	North America	South America	EMEA	Balance as of December 31, 2015
Assets allocated
Contracted concessional assets	4,054,093	1,206,693	4,040,111	9,300,897
Investments carried under the equity method	-	-	56,181	56,181
Current financial investments	129,349	61,973	30,036	221,358
Cash and cash equivalents (project companies)	136,950	41,525	290,548	469,023
Subtotal allocated	4,320,392	1,310,191	4,416,876	10,047,459
Unallocated assets
Other non-current assets				285,105
Other current assets (including cash and cash equivalents at holding company level)				257,910
Subtotal unallocated				543,015
Total assets				10,590,474

	North America	South America	EMEA	Balance as of December 31, 2015
Liabilities allocated
Long-term and short-term project debt	1,891,597	888,304	2,690,769	5,470,670
Grants and other liabilities	1,611,724	799	34,225	1,646,748
Subtotal allocated	3,503,321	889,103	2,724,994	7,117,418
Unallocated liabilities
Long-term and short-term corporate debt				664,494
Other non-current liabilities				591,608
Other current liabilities				193,453
Subtotal unallocated				1,449,555
Total liabilities				8,566,973
Equity unallocated				2,023,501
Total liabilities and equity unallocated				3,473,056
Total liabilities and equity				10,590,474

Assets and liabilities by geography as of December 31, 2014:

	North America	South America	Europe	Balance as of December 31, 2014
Assets allocated
Contracted concessional assets	4,185,638	1,159,652	1,379,888	6,725,178
Investments carried under the equity method	—	—	5,711	5,711
Current financial investments	175,339	54,012	66	229,417
Cash and cash equivalents (project companies)	49,030	37,623	112,133	198,786

Subtotal allocated	4,410,007	1,251,287	1,497,798	7,159,092

Unallocated assets
Other non-current assets				497,771
Other current assets (including cash and cash equivalents at holding company level)				307,132

Subtotal unallocated				804,903

Total assets				7,963,995

	North America	South America	EMEA	Balance as of December 31, 2014
Liabilities allocated
Long-term and short-term non-recourse project financing	2,121,916	804,460	896,690	3,823,066
Grants and other liabilities	1,354,588	798	12,215	1,367,601
Subtotal allocated	3,476,504	805,258	908,905	5,190,667
Unallocated liabilities
Long-term and short-term corporate debt				378,415
Other non-current liabilities				307,710
Other current liabilities				247,572
Subtotal unallocated				933,697
Total liabilities				6,124,364
Equity unallocated				1,839,631
Total liabilities and equity unallocated				2,773,328
Total liabilities and equity				7,963,995

Assets and liabilities by business sectors as of December 31, 2015:

	Renewable energy	Conventional power	Electric transmission lines	Water	Balance as of December 31, 2015
Assets allocated
Contracted concessional assets	7,597,771	649,479	957,235	96,412	9,300,897
Investments carried under the equity method	14,064	-	-	42,117	56,181
Current financial investments	14,892	128,999	61,807	15,660	221,358
Cash and cash equivalents (project companies)	437,455	784	17,755	13,029	469,023
Subtotal allocated	8,064,182	779,262	1,036,797	167,218	10,047,459
Unallocated assets
Other non-current assets					285,105
Other current assets (including cash and cash equivalents at holding company level)					257,910
Subtotal unallocated					543,015
Total assets					10,590,474

	Renewable energy	Conventional power	Electric transmission lines	Water	Balance as of December 31, 2015
Liabilities allocated
Long-term and short-term project debt	4,108,166	617,082	697,922	47,500	5,470,670
Grants and other liabilities	1,646,637	111	-	-	1,646,748
Subtotal allocated	5,754,803	617,193	697,922	47,500	7,117,418
Unallocated liabilities
Long-term and short-term corporate debt					664,494
Other non-current liabilities					591,608
Other current liabilities					193,453
Subtotal unallocated					1,449,555
Total liabilities					8,566,973
Equity unallocated					2,023,501
Total liabilities and equity unallocated					3,473,056
Total liabilities and equity					10,590,474

Assets and liabilities by business sectors as of December 31, 2014:

	Renewable energy	Conventional power	Electric transmission lines	Balance as of December 31, 2014
Assets allocated
Contracted concessional assets	5,178,459	646,842	899,877	6,725,178
Investments carried under the equity method	5,711	—	—	5,711
Current financial investments	64,449	110,959	54,009	229,417
Cash and cash equivalents (project companies)	156,867	17,612	24,307	198,786

Subtotal allocated	5,405,486	775,413	978,193	7,159,092

Unallocated assets
Other non-current assets				497,771
Other current assets (including cash and cash equivalents at holding company level)				307,132

Subtotal unallocated				804,903

Total assets				7,963,995

	Renewable energy	Conventional power	Electric transmission lines	Balance as of December 31, 2014
Liabilities allocated
Long-term and short-term non-recourse project financing	2,579,221	625,135	618,710	3,823,066
Grants and other liabilities	1,367,601	-	-	1,367,601
Subtotal allocated	3,946,822	625,135	618,710	5,190,667
Unallocated liabilities
Long-term and short-term corporate debt				378,415
Other non-current liabilities				307,710
Other current liabilities				247,572
Subtotal unallocated				933,697
Total liabilities				6,124,364
Equity unallocated				1,839,631
Total liabilities and equity unallocated				2,773,328
Total liabilities and equity				7,963,995

c)	The amount of depreciation and amortization expense recognized for the years ended December 31, 2015, 2014 and 2013 are as follows:

	For the twelve-month period ended December 31,
Depreciation and amortization by geography	2015	2014	2013
North America	(129,091)	(70,777)	(16,182)
South America	(41,274)	(31,990)	(10,853)
EMEA	(90,936)	(22,713)	(19,908)
Total	(261,301)	(125,480)	(46,943)

	For the twelve-month period ended December 31,
Depreciation and amortization by business sectors	2015	2014	2013
Renewable energy	(232,699)	(98,107)	(36,090)
Electric transmission lines	(28,602)	(27,373)	(10,853)
Total	(261,301)	(125,480)	(46,943)

Note 5.- Changes in the scope of the consolidated financial statements

For the year ended December 31, 2015

On February 3, 2015, the Company completed the acquisition of a 25.5% stake in Honaine and a 34.2% stake in Skikda and on February 23, 2015, the Company completed the acquisition of a 29.6% stake in Helioenergy 1/2. Total purchase price paid for these assets amounted to $94 million.

On May 13, 2015 and May 14, 2015, the Company completed the acquisition of Helios 1/2, a 100 MW solar complex, and Solnova 1/3/4, a 150 MW solar complex, respectively, both in Spain. On May 25, 2015 the Company completed the acquisition of the remaining 70.4% stake in Helioenergy 1/2, a 100 MW solar complex in Spain. On July 30, 2015, the Company completed the acquisition of Kaxu, a 100 MW solar plant in South Africa. Total purchase price paid for these assets amounted to $682 million.

On June 25, 2015, the Company completed the acquisition of ATN2, an 81-mile transmission line in Peru. On September 30, 2015, the Company completed the acquisition of Solaben 1/6, a 100 MW solar complex in Spain. The total purchase price paid for these assets amounted to $359 million.

The Company has significant influence over Honaine therefore it is accounted for using the equity method as per IAS 28 Investments in Associates in these consolidated financial statements.

Under  IFRS 10, Consolidated Financial Statements the Company has control over the rest of the assets acquired during the year 2015   and therefore they are fully consolidated in these consolidated financial statements. Given that Atlantica Yield was a subsidiary controlled by Abengoa when these acquisitions were closed, these assets constituted an acquisition under common control by Abengoa and accordingly, they were recorded using Abengoa’s historical basis in the assets and liabilities of the predecessor. The difference between the cash paid and historical value of the net assets was recorded in equity. Results of operations of the assets acquired have been recorded in Atlantica Yield’s consolidated income statement since the date of the acquisition.

Impact of changes in the scope in the consolidated financial statements

The amount of assets and liabilities integrated at the effective acquisition date for the aggregated change in scope is shown in the following table:

Asset Acquisition under ROFO Agreement
Concessional assets (Note 6)	3,140,457
Investments carried under the equity method (Note 7)	51,527
Deferred tax asset (Note 18)	107,227
Other non-current assets	10,137
Current assets	428,935
Project debt long term (Note 15)	(2,087,362)
Deferred tax liabilities (Note 18)	(9,589)
Project debt short term (Note 15)	(102,012)
Other current and non-current liabilities	(491,768)
Asset acquisition under Rofo - purchase price	(1,135,413)
Non-controlling interests	(57,627)

Net result of the asset acquisition	(145,488)

Had the Asset acquisition under ROFO Agreement performed during 2015 been consolidated from January 1, 2015, the consolidated statement of comprehensive income would have included additional revenue of $162 million and additional loss after tax of $25.8 million.

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

First asset acquisition under the ROFO agreement

On September 22, 2014, the Company entered into an agreement with Abengoa, subject to financing and negotiations of definitive documentation and certain other conditions, to acquire the First Dropdown Assets. On November 18, 2014, the Company completed the acquisition of Solacor 1/2 through a 30-year usufruct rights contract over the related shares (which includes the option to purchase such shares for one euro during a four-year term); on December 4, 2014, the Company completed the acquisition of PS10/20; and on December 29, 2014, the Company completed the acquisition of Cadonal. The total aggregate consideration for the First Dropdown Assets was $312 million. Solacor 1/2 are Solar assets located in Spain with a capacity of 100 MW, PS 10/20 are Solar assets located in Spain with a capacity of 31 MW and Cadonal is a 50 MW wind farm located in Uruguay.

Given that Atlantica Yield was a subsidiary controlled by Abengoa when these acquisitions were closed, the assets acquired constituted an acquisition under common control by Abengoa and accordingly, were recorded using Abengoa’s historical basis in the assets and liabilities of the Predecessor. The difference between the cash proceeds and historical value of the net assets was recorded in equity. Results of operations of the assets acquired have been recorded in Atlantica Yield’s consolidated income statement since the date of the acquisition.

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

Had the first asset acquisition under ROFO Agreement performed during 2014 been consolidated from January 1, 2014, the consolidated statement of comprehensive income would have included additional revenue of $97 million and additional profit of $13 million. Mojave Solar LLC impact would have been nil.

Note 6.- Contracted concessional assets

a)	The following table shows the movements of contracted concessional assets included in the heading “Contracted Concessional assets” for 2015:

Cost

Total as of January 1, 2015	7,025,576
Additions	13,426
Translation differences	(326,557)
Change in the scope of the consolidated financial statements (Note 5)	3,430,362)
Reclassification and other movements	(16,784)

Total as of December 31, 2015	10,126,023

Accumulated amortization

Total as of January 1, 2015	(300,398)
Additions	(261,301)
Change in the scope of the consolidated financial statements (Note 5)	(289,905)
Translation differences	26,478
Total accum. Amort. As of December 31, 2015	(825,126)
Net balance at December 31, 2015	9,300,897

During 2015 contracted concessional assets increased mainly due to the  asset acquisition under Rofo agreement ($3,140 million).

No losses from impairment of ‘Contracted concessional assets’ were recorded during 2015.

The decrease included in “Reclassification and other movements” is mainly due to the reclassification from the long to the short term, of the current portion of the contracted concessional financial assets.

Contracted concessional assets include fixed assets financed through project debt, related to service concession arrangements recorded in accordance with IFRIC 12, except for Palmucho, which is recorded in accordance with IAS 17, and PS10&20, which are recorded as property plant and equipment in accordance with IAS 16. As of December 31, 2015, contracted concessional financial assets amount to $933,949 thousand ($750,546 thousand as of December 31, 2014).

b)         The following table shows the movements of contracted concessional assets included in the heading ‘Contracted concessional assets’ for 2014:

Cost

Total as of January 1, 2014	4,492,286
Additions	50,799
Translation differences	(86,095)

Change in the scope of the consolidated financial statements (Note 5)	2,583,946

Reclassification and other movements	(15,360)

Total as of December 31, 2014	7,025,576

Accumulated amortization

Total as of January 1, 2014	(74,166)
Additions	(125,480)

Change in the scope of the consolidated financial statements (Note 5)	(108,191)

Translation differences	7,439

Total accum. Amort. As of December 31, 2014	(300,398)
Net balance at December 31, 2014	6,725,178

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

For further details of projects to the application of IFRIC 12, please see Appendix III.

Note 7.- Investments carried under the equity method

The table below shows the breakdown and the movement of the investments held in associates for 2015 and 2014:

Investments in associates	2015	2014
Initial balance	5,711	387,324
Capital contributions	-	44,524
Change in the scope of the consolidated financial statements (Note 5)	51,528	(425,368)
Share of (loss)/profit	7,844	(769)
Dividend distribution	(4,845)	-
Currency translation differences	(4,057)	-
Final balance	56,181	5,711

The increase in 2015 is mainly due to the entrance of Geida Tlemcem, S.L., which owns 51% of Honaine desalination plant. Investment carried under the equity method also increased for the investment held by Kaxu Solar One (Pty) Ltd. in Pectonex, R.F. and  the investment held by Solaben 1&6 in Evacuación Valdecaballeros, S.L.

The decrease in 2014 is due to the entity Mojave Solar, LLC, which was fully consolidated since the plant entered into operation in December 2014.

The tables below show a breakdown of assets, revenues and profit and loss as well as other information of interest for the years 2015 and 2014 for the associated companies:

Company	% Shares	Non- current assets	Current assets	Non- current liabilities	Current liabilities	Revenue	Operating profit/ (loss)	Net profit/ (loss)	Investment under the equity method
Evacuación Valdecaballeros, S.L.	57.12	20.765	2.102	295	322	604	(689)	(534)	10.475
Myah Bahr Honaine, S.P.A.(*)	25.50	201.997	73.965	116.610	11.945	52.767	39.336	15.607	42.117
Pectonex, R.F. Proprietary Limited	50.00	3.776	-	-	-	-	(189)	(189)	3.589

As of December 31, 2015		226.538	76.067	116.905	12.267	53.371	38.458	14.884	56.181

	% Shares	Non- current assets	Current assets	Non- current liabilities	Current liabilities	Revenue	Operating profit/ (loss)	Net profit/ (loss)	Investment under the equity method
Evacuacion Valdecaballeros, S.L.	28.56	$24,513	$2,137	$310	$1,108	$536	$(868)	$(651)	$5,711

As of December 31, 2014		$24,513	$2,137	$310	$1,108	$536	$(868)	$(651)	$5,711

None of the associated companies referred to above is a listed company.

(*) Myah Bahr Honaine, S.P.A., the project entity, is 51% owned by Geida Tlemcen, S.L. which is accounted for using the equity method in these consolidated statements.

Note 8.- Financial instruments by category

Financial instruments are primarily deposits, derivatives, trade and other receivables and loans. Financial instruments by category (current and non-current), reconciled with the statement of financial position as of December 31, 2015 and 2014 are as follows:

	Notes	Loans and receivables / payables	Available for sale financial assets	Hedging derivatives	Balance as of December 31, 2015
Derivative assets	9	-	-	4,741	4,741
Preferred equity in ACBH		-	52,564	-	52,564
Other financial accounts receivables		257,844	-	-	257,844
Clients and other receivables	11	197,308	-	-	197,308
Cash and cash equivalents	12	514,712	-	-	514,712
Total financial assets		969,864	52,564	4,741	1,027,169
Corporate debt	14	664,494	-	-	664,494
Project debt	15	5,470,670	-	-	5,470,670
Related parties	10	126,860	-	-	126,860
Trade and other current liabilities	17	178,217	-	-	178,217
Derivative liabilities	9	-	-	385,095	385,095
Total financial liabilities		6,440,241	-	385,095	6,825,335

	Notes	Loans and receivables / payables	Available for sale financial assets	Hedging derivatives	Balance as of December 31, 2014
Derivative assets	9	-	-	4,597	4,597
Preferred equity in ACBH		-	263,000	-	263,000
Financial accounts receivables		335,381	-	-	335,381
Clients and other receivables	11	129,696	-	-	129,696
Cash and cash equivalents	12	354,154	-	-	354,154
Total financial assets		819,231	263,000	4,597	1,086,828
Corporate debt	14	378,415	-	-	378,415
Project debt	15	3,823,066	-	-	3,823,066
Related parties	10	77,961	-	-	77,961
Trade and other current liabilities	17	231,132	-	-	231,132
Derivative liabilities	9	-	-	168,931	168,931
Total financial liabilities		4,510,574	-	168,931	4,679,505

As of December 31, 2015 and 2014, all the financial instruments measured at fair value have been classified as Level 2, except for the preferred equity investment in ACBH, classified as Level 3.

The preferred equity investment in ACBH is an available for sale financial asset that gives the following rights:

•
During the five-year period commencing on July 1, 2014, Atlantica Yield has the right to receive, in four quarterly installments, a preferred dividend of $18,400 thousand per year. Until December 31, 2015, the Company received the dividend corresponding to 1.5 years and the portion corresponding to 3.5 years is pending to be received;

•
Following the initial five-year period, Atlantica Yield has the option to (i) remain as preferred equity holder receiving the first $18,400 thousand in dividends per year that ACBH is able to distribute or (ii) exchange the preferred equity for ordinary shares of specific project companies owned by ACBH.

Given that Atlantica Yield has a right to receive a quarterly dividend from July 2014 and for the following five years; the Company initially recorded an account receivable corresponding to the present value of the dividend receivable in the first five years, with a credit to deferred income, in “Grants and other liabilities”. Income was recorded progressively from July 2014, as dividend was collected.

The valuation method used to calculate the initial fair value of the preferred equity investment in ACBH was discounting the $18.4 million annual dividend, using a discount rate of 7%.

On January 29, 2016, Abengoa informed the Company that several indirect subsidiaries of Abengoa in Brazil, including ACBH, have initiated an insolvency procedure under Brazilian law (“reorganizaçao judiciaria”). The Company is currently assessing the potential impact of this event together with external advisors. Given that this process will likely negatively affect the value of the preferred equity investment and considering the high degree of uncertainty on its final outcome, the Company has recorded an impairment of this preferred equity investment for a total amount of $210 million. This amount has been recorded in “Other financial income/(expense), net”  in the consolidated income statement for the year ended December 31, 2015. The valuation method used to calculate the value on the preferred equity investment in ACBH has been discounting the originally expected cash-flows from the instrument using a discount rate of 35%, based on the yields of bonds issued in Brazil by comparable companies with a rating indicating distress.

In addition, the Company de-recognised the account receivable corresponding to the dividend receivable in the remaining 3.5 years, amounting to $64.4 million, with a corresponding debit to the deferred income recorded in “Grants and other liabilities”.

Other financial accounts receivables include the short-term portion of contracted concessional assets (see Note 6).

Note 9.- Derivative financial instruments

The breakdowns of the fair value amount of the derivative financial instruments as of December 31, 2015 and 2014 are as follows:

	Balance as of December 31, 2015		Balance as of December 31, 2014
	Assets	Liabilities	Assets	Liabilities
Interest rate derivatives - cash flow hedge	4,741	385,095	4,597	168,931

The derivatives are primarily interest rate cash-flow hedges. All are classified as non-current assets or non-current liabilities, as they hedge long-term financing agreements. All derivatives are classified as Level 2 (see Note 2).

On May 12, 2015, the Company entered into a currency swap agreement with Abengoa which provides for a fixed exchange rate for the cash available for distribution from the Company’s Spanish assets. The distributions from the Spanish assets are paid in euros and the currency swap agreement provides for a fixed exchange rate at which euros will be converted into U.S. dollars. The currency swap agreement has a five-year term, and is valued by comparing the contracted exchange rate and the future exchange rate in the valuation scenario at the maturities dates. The instrument is valued by calculating the cash flow that would be obtained or paid by theoretically closing out the position and then discounting that amount.

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

As a result, the notional amounts hedged, strikes contracted and maturities, depending on the characteristics of the debt on which the interest rate risk is being hedged, can be diverse:

•	Project debt in Euros: the Company hedge between 75% and 100% of the notional amount, maturities until 2030 and average guaranteed interest rates of between 3.20 % and 4.87%.

•	Project debt in U.S. dollars: the Company hedge between 75% and 100% of the notional amount, including maturities until 2043 and average guaranteed interest rates of between 2.52% and 6.88%.

The table below shows a breakdown of the maturities of notional amounts of interest rate derivatives designated as cash flow hedges as of December 31, 2015 and 2014.

Notionals	Balance as of December 31, 2015		Balance as of December 31, 2014
	Cap	Swap	Cap	Swap
Up to 1 year	22,320	72,184	18,505	28,122
Between 1 and 2 years	25,018	77,193	19,833	39,923
Between 2 and 3 years	26,741	201,186	21,333	41,135
Subsequent years	441,766	1,611,035	245,797	751,350
Total	$515,845	$1,961,598	$305,468	$860,530

The table below shows a breakdown of the maturity of the fair values of interest rate derivatives designated as cash flow hedges as of December 31, 2015 and 2014. The net position of the fair value of caps and swaps for each year end reconciles with the net position of derivative assets and derivative liabilities in the consolidated statement of financial position:

Fair value	Balance as of December 31, 2015		Balance as of December 31, 2015
	Cap	Swap	Cap	Swap
Up to 1 year	185	(15,741)	170	(5,388)
Between 1 and 2 years	201	(16,508)	185	(7,110)
Between 2 and 3 years	218	(16,580)	202	(7,320)
Subsequent years	4,137	(336,266)	4,040	(149,113)
Total	$4,741	(385,095)	$4,597	(168,931)

Derivative liabilities included in these consolidated financial statements increase is primarily due to the asset acquisition under the ROFO Agreement (see Note 5).

The net amount of the fair value of interest rate derivatives designated as cash flow hedges transferred to the consolidated income statement is a loss of $55,841 thousand (loss of $27,473 thousand in 2014 and a loss of $28,027 thousand in 2013). Additionally, the net amount of the time value component of the cash flow derivatives fair value recognized in the consolidated income statement for the year 2015 and the consolidated income statement for the years 2014 and 2013 has been a gain of $4,234 thousand, a loss of $2,386 thousand and a gain of $513 thousand respectively.

The after-tax result accumulated in equity in connection with derivatives designated as cash flow hedges at the years ended December 31, 2015 and 2014, amount to a $24,831 thousand gain and a $15,539 thousand loss respectively.

Note 10.- Related parties

During the normal course of business, the Company has historically conducted operations with related parties consisting mainly of Abengoa´s subsidiaries, mainly through loan contracts and advisory services. The transactions were completed at market rates.

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

In addition, other operating expenses included in 2014 an allocation of certain general and administrative services provided by Abengoa. Allocated costs included general and administrative costs deemed allocable to the Company. Measurement of allocated costs was based principally on time devoted to the Company by employees of Abengoa. The Company believed that including the allocated costs, the combined statements of operations included a reasonable estimate of actual costs incurred to operate the business.

At the date of the initial offering, the Company entered into a series of agreements to receive management, general and administrative services from Abengoa (the Support Services Agreement and Executive Service Agreement), and corresponding fees have been properly accounted for as other operating expenses from this date onwards. The Executive Service Agreement was canceled in February 2015. During the year 2015 some employees of Abengoa delivering services under the Support Services Agreement have been transferred to entities within the consolidation perimeter of Atlantica Yield.

Main part of the project entities included in these consolidated financial statements receive operation and maintenance services from related parties. Furthermore, some of these entities received engineering, procurement, construction services from related parties for those concessions which were still under construction during the year 2014.

Details of balances with related parties as of December 31, 2015 and 2014 are as follows:

	Balance as of December 31, 2015	Balance as of December 31, 2014

Credit receivables (current)	12,653	29,876
Total current receivables with related parties	12,653	29,876

Credit receivables (non-current)	52,774	327,400
Total non-current receivables with related parties	52,774	327,400

Trade payables (current)	73,813	104,556
Total current payables with related parties	73,813	104,556

Trade payables (non- current)	-	21,685
Credit payables (non-current)	126,860	56,276
Total non-current payables with related parties	126,860	77,961

Receivables with related parties primarily corresponded to the preferred equity investment in ACBH and its corresponding dividend as of December 31, 2014, for $327, 400 thousand as non-current and $18,400 thousand as current. The instrument was impaired and its fair value amounts to $52,565 thousand as of December 31, 2015, classified as non-current (see Note 8).

Credit payables (non-current) primarily relate to payables of projects companies with partners accounted for as non-controlling interests in these consolidated financial statements.

The transactions carried out by entities included in these consolidated financial statements with Abengoa and with subsidiaries of Abengoa not included in the consolidated group during the twelve-month periods ended December 31, 2015, 2014 and 2013 have been as follows:

	For the twelve-month period ended December 31,

	2015	2014	2013
Sales	44,260	25,673	11,925
Construction costs	-	(38,565)	(364,715)
Services rendered	523	2,343	2,804
Services received	(106,737)	(41,961)	(27,072)
Financial income	1,466	4,415	468
Financial expenses	(1,968)	(9,544)	(11,209)

Services received include operation and maintenance services received by some plants, the fee incurred by some plants under the services agreement with Abengoa, and general and administrative services as explained above. Sales relate to sale of energy by Spanish Solar plants, which were sometimes made through an Abengoa´s company acting as an agent for the plant. This service provided by Abengoa was canceled in December 2015. Financial expenses during the twelve-month periods ended December 2014 and 2013 primarily relate to interest expenses on debt with related parties that were capitalized prior to the IPO.

Construction costs include construction work subcontracted to Abengoa for the construction of the assets, which is recorded in these consolidated financial statements due to the fact that contracted concessional assets are included in the consolidated financial statements during the construction phase, according to IFRIC 12.

In addition, the Company entered into a Financial Support Agreement under which Abengoa agreed to facilitate a new $50,000 thousand revolving credit line and maintain any guarantees and letters of credit that have been provided by it on behalf of or for the benefit of Atlantica Yield and its affiliates for a period of five years. As of December 31, 2015, the total amount of the credit line has remained undrawn since the IPO.

Note 11.- Clients and other receivable

Clients and other receivable as of December 31, 2015 and 2014, consist of the following:

	Balance as of December 31, 2015	Balance as of December 31, 2014
Trade receivables	126,844	78,521
Tax receivables	42,322	36,080
Other accounts receivable	28,142	15,095
Total	197,308	129,696

As of December 31, 2015 and 2014, the fair value of clients and other accounts receivable does not differ significantly from its carrying value. The increase in clients and other receivables is primarily due to the asset acquisition under Rofo Agreement. (See Note 5).

Trade receivables according to foreign currency as of December 31, 2015 and 2014, are as follows:

	Balance as of December 31, 2015	Balance as of December 31, 2014
Euro	74,535	45,435
Rand	6,208	-
Other	6,646	7,714
Total	87,389	53,149

The following table shows the maturity of Trade receivables as of December 31, 2015 and 2014:

	Balance as of December 31, 2015	Balance as of December 31, 2014

Up to 3 months	126,844	78,521
Total	126,844	78,521

Note 12.- Cash and cash equivalents

The following table shows the detail of Cash and cash equivalents as of December 31, 2015 and 2014:

	Balance as of December 31, 2015	Balance as of December 31,2014
Cash at bank and on hand	514,712	350,854
Bank deposits	-	3,300

Total	514,712	354,154

The following breakdown shows the main currencies in which cash and cash equivalent balances are denominated:

Currency	Balance as of December 31, 2015	Balance as of December 31, 2014
U.S. dollar	219,172	226,226
Euro	251,778	113,948
Peruvian sol	1,553	7,840
Chilean Peso	3,057	6,099
South African Rand	25,962	-
Others	13,190	41
Total	514,712	354,154

Note 13.- Equity

As of December 31, 2015, the share capital of the Company amounts to $10,021,726 represented by 100,217,260 ordinary shares completely subscribed and disbursed with a nominal value of $0.10 each, all in the same class and series. Each share grants one voting right.

On June 18, 2014 Atlantica Yield closed its initial public offering issuing 24,850,000 ordinary shares. The shares were offered at a price of $29 per share and as a result the Company raised $720,650 thousand of gross proceeds. The Company recorded $2,485 thousand as Share Capital and $682,810 thousand as Additional Paid in Capital, included in the Parent company reserves of the consolidated statement of financial position as of December 31, 2015, corresponding to the total net proceeds of the offering. The underwriters further purchased 3,727,500 additional shares from the selling shareholder, a subsidiary wholly owned by Abengoa, at the public offering price less fees and commissions to cover over-allotments (“greenshoe”) driving the total proceeds of the offering to $828,748 thousand.

Atlantica Yield’s shares began trading on the NASDAQ Global Select Market under the symbol “ABY” on June 13, 2014.

On January 22, 2015, Abengoa closed an underwritten public offering and sale in the United States of 10,580,000 of ordinary shares of the Company for total proceeds of $327,980,000 (or $31 per share). As a result of such offering, Abengoa reduced its stake in the Company from 64.3% to 51.1% of its shares.

On May 14, 2015 Atlantica Yield issued 20,217,260 new shares at $33.14 per share, which was based on a 3% discount versus the May 7, 2015 closing price. Abengoa subscribed for 51% of the newly-issued shares and maintained its previous stake in Atlantica Yield. The proceeds were primarily used to finance asset acquisitions in May and June 2015.

On July 14, 2015, Abengoa sold 2,000,000 shares of Atlantica Yield under Rule 144, reducing its stake to 49.1%.

As of the date hereof, Abengoa has delivered an aggregate of 7,197,362 Ordinary Shares to holders that exercised their option to exchange Exchangeable Notes and Abengoa expects to deliver an additional 359,836 Ordinary Shares on the applicable settlement dates to certain holders of the Exchangeable Notes that have delivered a notice to exchange. As of December 31, 2015, there were 54,918.73 Ordinary Shares subject to delivery to holders of the Exchangeable Notes upon exchange of the outstanding Exchangeable Notes. These operations reduced Abengoa´s Stake to 41.86%.

On February 23, 2015, the Board of Directors of the Company declared a quarterly dividend corresponding to the fourth quarter of 2014 amounting to $0.2592 per share. The dividend was paid on March 16, 2015. On May 8, 2015, the Board of Directors of the Company declared a quarterly dividend corresponding to the first quarter of 2015 amounting to $0.34 per share. The dividend was paid on June 15, 2015.  On July 29, 2015, the Board of Directors of the Company declared a quarterly dividend corresponding to the second quarter of 2015 amounting to $0.40 per share. The dividend was paid on September 15, 2015. On November 5, 2015, the Board of Directors of the Company declared a quarterly dividend corresponding to the third quarter of 2015 amounting to $0.43 per share. The dividend was paid on December 16, 2015 except for $9 million corresponding to Abengoa which were retained under the parent support agreement.

Parent company reserves as of December 31, 2015 are made up of share premium account and distributable reserves.

Retained earnings include results attributable to the Parent company and impact of the Asset Transfer of the assets acquisition under the ROFO agreement in equity recorded in accordance with the Predecessor accounting principle.

Non-controlling interests fully relate to interests held by JGC Corporation in Solacor 1 and Solacor 2, by Itochu Corporation in Solaben 2 and Solaben 3, Algerian Energy Company, SPA and Sadyt for Skikda and Honaine  and Industrial Development Corporation of South Africa  (IDC) and Kaxu Community Trust in Kaxu Solar One (Pty) Ltd.

In addition, as of December 31, 2015, there was no treasury stock and there have been no transactions with treasury stock during the period then ended.

Note 14.- Corporate debt

The breakdown of the corporate debt as of December 31, 2015 and 2014 is as follows:

	Balance as of December 31, 2015	Balance as of December 31, 2014
Non-current
Credit Facilities with financial entities	409,665	123,400
Notes and Bonds	251,676	252,760

Total Non-current	661,341	376,160

	Balance as of December 31, 2015	Balance as of December 31, 2014
Current
Credit Facilities with financial entities	624	103
Notes and Bonds	2,529	2,152

Total Current	3,153	2,255

Current corporate debt fully relates to the accrued interest of the Notes and Credit Facility as of December 31, 2015 and 2014.

The repayment schedule for the Corporate debt, at the end of 2015 is as follows:

	2016	2017	2018	2019	Total
Credit Facilities with financial entities	624	286,484	123,181	—	410,289
Notes and Bonds	2,529	—	—	251,676	254,205
	3,153	286,484	123,181	251,676	664,494

On November 17, 2014, the Company issued the Senior Notes due 2019 in an aggregate principal amount of $255,000 thousand (the “2019 Notes”). The 2019 Notes accrue annual interest of 7.00% payable semi-annually beginning on May 15, 2015 until their maturity date of November 15, 2019.

On December 3, 2014, the Company entered into a credit facility of up to $125,000 thousand with Banco Santander, S.A., Bank of America, N.A., Citigroup Global Markets Limited, HSBC Bank plc and RBC Capital Markets, as joint lead arrangers and joint bookrunners (the “Credit Facility”). On December 22, 2014, the Company drew down $125,000 thousand under the Credit Facility. Loans under the Credit Facility accrue interest at a rate per annum equal to: (A) for Eurodollar rate loans, LIBOR plus 2.75% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus 1/2 of 1.00%, (ii) the U.S. prime rate and (iii) LIBOR plus 1.00%, in any case, plus 1.75%. Loans under the Credit Facility will mature on the fourth anniversary of the closing date of the Credit Facility. Loans prepaid by the Company under the Credit Facility may be reborrowed. The Credit Facility is secured by pledges of the shares of the guarantors which the Company owns.

On June 26, 2015, the Company increased its existing $125 million Credit Facility with a revolver tranche B for an amount of $290,000 thousand (the “Credit Facility Tranche B). On September 9, 2015, Credit Facility Tranche B was fully drawn down and the proceeds were used for the acquisition of Solaben 1/6. Loans under the Tranche B Facility accrue interest at a rate per annum equal to: (A) for Eurodollar rate loans, LIBOR plus 2.50% and (B) for base rate loans, 1.50%. Loans under the Credit Facility Tranche B will mature in December 2017. Tranche B of the Credit Facility was signed for a total amount of $290 million with Bank of America, N.A., as global coordinator and documentation agent and Barclays Bank plc and UBS AG, London Branch as joint lead arrangers and joint bookrunners.

Note 15.- Project debt

The main purpose of the Company is the long-term ownership and management of contracted concessional assets, such as renewable energy, conventional power, electric transmission line assets and water, which are financed through project debt. This note shows the project debt linked to the contracted concessional assets included in note 6 of these consolidated financial statements.

Project debt is generally used to finance contracted assets, exclusively using as guarantee the assets and cash flows of the company or group of companies carrying out the activities financed. In most of the cases, the assets and/or contracts are set up as guarantee to ensure the repayment of the related financing.

Compared with corporate debt, project debt has certain key advantages, including a greater leverage period permitted and a clearly defined risk profile.

The movements for 2015 and 2014 of project debt have been as follows:

	Project debt - long term	Project debt - short term	Total
Balance as of December 31, 2014	3,491,877	331,189	3,823,066
Increases	72,406	370,720	443,126
Decreases (reimbursement)	-	(772,886)	(772,886)
Currency translation differences	(201,958)	(10,052)	(212,010)
Reclassifications	(1,875,223)	1,875,223	-
Changes in the scope of the consolidated financial statements (Note 5)	2,087,362	102,012	2,189,374
Balance as of December 31, 2015	3,574,464	1,896,206	5,470,670

The increase in Project debt – short term is the result of:

-	A decrease for the repayment of the short term tranche of the loan with the federal financing Bank by Mojave Solar LLC debt amounting to $334 million on October 2015;

-
A reclassification of the entire debt of Solana, Mojave, Kaxu and Cadonal projects from long term to short term as of December 31, 2015 as a result of the cross-default provisions related to Abengoa further to the Insolvency Proceeding filed by Abengoa on November 25, 2015. Although the Company does not expect the acceleration of debt to be declared by the credit entities, the project entities did not have contractually as of December 31, 2015 an unconditional right to defer the settlement of the debt for at least twelve months after that date, and therefore the debt has been presented as current in these consolidated financial statements in accordance with International Accounting Standards 1 (“IAS 1”), “Presentation of Financial Statements”.

	Project debt - long term	Project debt - short term	Total
Balance as of December 31, 2013	2,842,338	52,312	2,894,650
Increases	501,335	89,390	590,725
Decreases (reimbursement)	(896,848)	(139,086)	(1,035,934)
Currency translation differences	(65,036)	(1,891)	(66,927)
Reclassifications	(291,019)	291,019	-
Changes in the scope of the consolidated financial statements (Note 5)	1,401,107	39,445	1,440,552
Balance as of December 31, 2014	3,491,877	331,189	3,823,066

During 2014, the increase in Project debt was mainly due to the ATS bond issuance of $ 432 million on April 8, 2014, at a fixed coupon and with semi-annual amortization until April 2043, to refinance its then existing project finance debt. In addition, Project debt increased due to the full consolidation of Mojave Solar, LLC, and increase of $820 million resulting from the business combination of the plant in December 2014 and to the First asset acquisition under the Rofo agreement which represented an increase of $620 million. (see Note 5).

The decrease was mainly due to the repayment of the short term tranche of the loan with the Federal Financing Bank by Arizona Solar One debt amounting to $451.3 million and to the repayment of the former project finance debt of ATS $333 million, both in April 2014.

Reclassifications from long term to short term primarily relates to the Short term tranche of the loan with the Federal Financing Bank due by Mojave in December 2014.

The repayment schedule for Project debt in accordance with the financing arrangements, at the end of 2015 is as follows and is consistent with the projected cash flows of the related projects.

2016		2017	2018	2019	2020	Subsequent years	Total
Interest Repayment	Nominal repayment
20,716	175,011	191,030	209,612	229,949	247,902	4,396,449	5,470,670

The Company did not enter in any new project debt in 2015. In 2014 the only new project debt was ATS for $432 million.

Current and non-current loans with credit entities include amounts in foreign currencies for a total of $2,960,769 thousand as of December 31, 2015 ($896,690 thousand as of  December 31, 2014).

The equivalent in U.S. dollars of the most significant foreign-currency-denominated debts held by the Company is as follows:

Currency	Balance as of December 31, 2015	Balance as of December 31, 2014
Euro	2,268,923	896,690
Argelian Dinar	47,500	-
Rand	374,346	-
Total	2,690,769	896,690
All of the Company’s financing agreements have a carrying amount close to its fair value.

Note 16.- Grants and other liabilities

	Balances as of December 31, 2015	Balances as of December 31, 2014
Grants	1,354,967	1,043,837
Other liabilities	291,781	259,364
Deferred Income	—	64,400

Grant and other non-current liabilities	1,646,748	1,367,601

As of December 31, 2015, the amount recorded in Grants corresponds mainly to the ITC Grant awarded by the U.S. Department of the Treasury for Solana and Mojave for a total amount of $834 million, which was mainly used to fully repay the Solana and Mojave short-term tranche of the loan with the Federal Financing Bank. The amount recorded in Grants as a liability is progressively recorded as other income over the useful life of the asset.

The remaining balance of the “Grants” account corresponds to loans with interest rates below market rates for Solana and Mojave for a total amount of $517 million ($549 million as of December 31, 2014). Loans with the Federal Financing Bank guaranteed by the Department of Energy for these projects bear interest at a rate below market rates for these types of projects and terms. The difference between proceeds received from these loans and its fair value, is initially recorded as “Grants” in the consolidated statement of financial position, and subsequently recorded in “Other operating income” starting at the entry into operation of the plants. The increase in Grants was primarily due to the ITC Grant receivable recognized for the Mojave project for $360 million.

Other liabilities mainly relates to the investment from Liberty Interactive Corporation (‘Liberty’) made on October 2, 2013 for an amount of $300 million. The investment was made in class A shares of Arizona Solar Holding, the holding of Solana Solar plant in the United States. Such investment was made in a tax equity partnership which permits the partners to have certain tax benefits such as accelerated depreciation and ITC.

According to the stipulations of IAS 32 and in spite of the fact that the investment of Liberty Interactive Corporation (‘Liberty’) is in shares, it does not qualify as equity and has been classified as a liability as of December 31, 2015 and 2014, the non-current portion of the liability is recorded in Grants and other liabilities for an amount of $247 million and its current portion is recorded in other current liabilities for the remaining amount (see Note 17). This liability has been initially valued at fair value, calculated as the present value of expected cash-flows during the useful life of the concession, and will be measured at amortized cost in accordance with the effective interest method.

Deferred income as of December 31, 2014 corresponded to the long-term portion of the deferred income from the dividend receivable from the preferred equity investment in ACBH (see Note 8).

Note 17.- Trade payables and other current liabilities

Trade payable and other current liabilities as of December 31, 2015 and 2014 are as follows:

Item	Balance as of December 31, 2015	Balance as of December 31, 2014
Trade accounts payable	110,495	54,074
Down payments from clients	6,398	5,274
Deferred Income	—	18,400
Suppliers of concessional assets current	17,582	81,052
Liberty (see Note 16)	21,515	63,652
Other accounts payable	22,227	8,680
Total	178,217	231,132

Decrease in Suppliers of concessional assets primarily relates to Mojave, which COD took place on December 1, 2014. Trade accounts payables mainly relate to the operating and maintenance of the plants and its increase is primarily due to asset acquisitions under the ROFO Agreement (see Note 5).

Deferred income as of December 31, 2014 corresponded to the short-term portion of the deferred income related to the dividend receivable from the preferred equity investment in ACBH (see Note 8).

Nominal values of Trade payable and other current liabilities are considered to approximately equal to fair values and the effect of discounting them is not significant.

Note 18.- Income Tax

All the companies included in the Company file income taxes according to the tax regulations in force in each country on an individual basis or under consolidation tax regulations.

The consolidated income tax has been calculated as an aggregation of income tax expenses/income of each individual company. In order to calculate the taxable income of the consolidated entities individually, the accounting result is adjusted for temporary and permanent differences, recording the corresponding deferred tax assets and liabilities. At each consolidated income statement date, a current tax asset or liability is recorded, representing income taxes currently refundable or payable. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates.

Income tax payable is the result of applying the applicable tax rate in force to each tax-paying entity, in accordance with the tax laws in force in the country in which the entity is registered. Additionally, tax deductions and credits are available to certain entities, primarily relating to inter-company trades and tax treaties between various countries to prevent double taxation.

As of December 31, 2015 and 2014, the analysis of deferred tax assets and deferred tax liabilities is as follows:

Concept	Balance as of December 31, 2015	Balance as of December 31, 2014
Tax credits for tax loss carryforwards	82,290	55,887
Temporary differences derivatives financial instruments	108,055	59,307
Other temporary differences	969	9,016

Total deferred tax assets	191,314	124,210

Concept	Balance as of December 31, 2015	Balance as of December 31, 2014
Temporary differences tax amortization	13,106	52,342
Other temporary differences	66,548	8,476

Total deferred tax liabilities	79,654	60,818

Most of the tax credits for net operating loss carryforwards correspond to Solana, Mojave, Peru and solar plants in Spain.

Temporary differences for derivatives financial instruments are mainly due to ACT ($25 million) and solar plants in Spain ($79 million).

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

The movements in deferred tax assets and liabilities during the years ended December 31, 2015 and 2014 were as follows:

Deferred tax assets	Amount
As of January 1, 2014	52,784
Increase/decrease through the consolidated income statement	20,295
Increase/decrease through other consolidated comprehensive income (equity)	29,409
Other movements	1,492
Change in the scope of the consolidated financial statements (Note 5)	20,230

As of December 31, 2014	124,210

Increase/decrease through the consolidated income statement	(22,525)
Increase/decrease through other consolidated comprehensive income (equity)	(12,032)
Other movements	(5,566)
Change in the scope of the consolidated financial statements (Note 5)	107,227

As of December 31, 2015	191,314

Deferred tax liabilities	Amount
As of January 1, 2014	21,839
Increase/decrease through the consolidated income statement	23,633
Increase/decrease through other consolidated comprehensive income (equity)	13,005
Other movements	(185)
Change in the scope of the consolidated financial statements (Note 5)	2,526

As of December 31, 2014	60,818

Increase/decrease through the consolidated income statement	(917)
Increase/decrease through other consolidated comprehensive income (equity)	(22)
Other movements	10,186
Change in the scope of the consolidated financial statements (Note 5)	9,589

As of December 31, 2015	79,654

Details regarding income tax for the years ended December 31, 2015 and 2014 are as follows:

Item	For the twelve- month period ended December 31, 2015	For the twelve- month period ended December 31, 2014
Current tax	(2,182)	(1,075)
Deferred tax	(21,608)	(3,338)

Total income tax benefit/(expense)	(23,790)	(4,413)

The reconciliation between the theoretical income tax resulting from applying an average statutory tax rate to income before income tax and the actual income tax expense recognized in the consolidated income statements for the years ended December 31, 2015 and 2014, are as follows:

Concept	For the twelve-month period ended December 31, 2015	For the twelve-month period ended December 31, 2014
Consolidated (loss) before taxes	(174,396)	(24,852)
Average statutory tax rate	30%	30%

Corporate income tax at average statutory tax rate	52,319	7,456

Income tax of associates, net	2,341	(231)
Differences in foreign tax rates	(2,389)	(76)
Permanent differences	(19,456)	(4,587)
Incentives, deductions, and tax losses carryforwards	(58,039)	(249)
Change in Spanish corporate income tax	884	1,608
Other non-taxable income/(expense)	550	(8,334)

Corporate income tax	(23,790)	(4,413)

Permanent differences are mainly due to inflationary effects in ACT (Mexico).  Incentives, deductions, and tax losses carryforwards include the impact of not recognizing deferred tax assets on the impairment charge of the preferred equity investment in ACBH ($63.1 million).

On November 28, 2014, certain laws were published in the official state gazette (BOE) to reform the Spanish tax system which include changing the general tax rate to 28% in 2015 and to 25% in 2016 (from 30% in 2014), among other measures. The impact of the change in the new income tax rate has resulted in a $0.9 million reduction in the deferred income tax expense recorded in the profit and loss statement in 2015 ($1.6 million  in 2014).

Note 19.- Third-party guarantees and commitments

Third-party guarantees

At the close of 2015 the overall sum of Bank Bond and Surety Insurance directly deposited by the Company as a guarantee to third parties (clients, financial entities and other third parties) amounted to $27,638 thousand attributed to operations of technical nature ($17,573 thousand as of December 31, 2014).

Contractual obligations

The following table shows the breakdown of the third-party commitments and contractual obligations as of December 31, 2015 and 2014:

2015	Total	2016	2017 and 2018	2019 and 2020	Subsequent

Corporate debt	664,494	3,153	409,665	251,677	—
Loans with credit institutions (project debt)*	4,634,505	170,213	356,328	430,153	3,677,812
Notes and bonds (project debt)	836,164	25,514	44,314	47,699	718,638
Purchase commitments	4,158,576	169,951	320,287	344,338	3,323,999
Accrued interest estimate during the useful life of loans*	3,761,305	338,543	667,427	594,263	2,161,072

*	According to contracted maturities.

2014	Total	2015	2016 and 2017	2018 and 2019	Subsequent
Corporate debt	378,415	2,255	—	376,160	—
Loans with credit institutions (project debt)	3,294,234	323,250	209,039	244,986	2,516,959
Notes and bonds (project debt)	528,832	7,939	9,263	13,585	498,045
Purchase commitments	1,813,080	79,509	148,357	152,256	1,432,958
Accrued interest estimate during the useful life of loans	2,233,750	180,756	350,553	308,430	1,394,011

Note 20.- Other operating income and expenses

The table below shows the detail of Other Operating Income and Expenses for the years ended December 31, 2015, 2014 and 2013:

Other Operating income	For the twelve- month period ended December 31, 2015	For the twelve- month period ended December 31, 2014	For the twelve- month period ended December 31, 2013

Grants	67,859	35,261	10,118
Income from various services	998	6,087	4,811
Income from subcontracted construction services for assets and concessions	—	38,565	364,715

Total	68,857	79,913	379,644

Other Operating expenses	For the twelve- month period ended December 31, 2015	For the twelve- month period ended December 31, 2014	For the twelve- month period ended December 31, 2013
Leases and fees	(3,865)	(1,827)	(1,850)
Repairs and maintenance	(24,735)	(10,262)	(12,753)
Independent professional services	(104,513)	(38,063)	(25,078)
Transportation	(113)	(114)	(437)
Supplies	(18,001)	(7,589)	(3,322)
Other external services	(24,431)	(10,164)	(5,479)
Levies and duties	(32,352)	(14,226)	(6,605)
Other expenses	(16,818)	(11,847)	(3,165)
Construction costs	—	(38,565)	(364,715)

Total	(224,828)	(132,657)	(423,404)

As certain assets owned by the Company were under construction and subcontracted to related parties in 2014 and 2013, the Company recorded income from construction services as “Other operating income” in accordance with IFRIC 12. The corresponding costs of construction were recorded within “Other operating expenses.” These amounts reflect the construction progress of the assets and concessions during these years. The decrease noted in 2014 was primarily due to the completion of construction of ATS in this year. There were no plants under construction during 2015.

The increase in grants is related to the ITC cash grant of Mojave, which was received in September 2015 and to the implicit grant recorded for accounting purposes in relation to the FFB Loans in Solana and Mojave projects with interest rates below market rates (See Note 16).

The increase in operating expenses is mainly due to acquisitions under Rofo agreement in 2014 and 2015, and to a lower extent, to the commencement of operations of Mojave in the last quarter of 2014. This increase was partially offset by the decrease in construction costs from $38.6 million in 2014 to nil in 2015, due to the completion of construction of ATS, Quadra 1, Quadra 2 and Palmatir.

Independent professional services are mainly related to the Operating and Maintenance costs of the plants.

Until the date of the initial public offering of the Company, other operating expenses include an allocation of certain general and administrative services provided by Abengoa for the period prior to the offering. The Company believes that by including the allocated costs, the consolidated income statement for this period includes a reasonable estimate of actual costs incurred to operate the business. These general and administrative services amount to $3.8 million in 2014 and $3.5 million in 2013.

Note 21.- Financial Income and expenses

The following table sets forth our financial income and expenses for the years ended December 31, 2015, 2014 and 2013:

	For the twelve-month period ended December 31,
Financial income	2015	2014	2013
Interest income from loans and credits	933	4,075	640
Interest rates benefits derivatives: cash flow hedges	2,531	836	513
Total	3,464	4,911	1,153

	For the twelve-month period ended December 31,
Financial expenses	2015	2014	2013
Expenses due to interest:
- Loans from credit entities	(197,929)	(117,743)	(78,644)
- Other debts	(81,853)	(61,814)	(17,112)
Interest rates losses derivatives: cash flow hedges	(54,139)	(30,695)	(28,027)
Total	(333,921)	(210,252)	(123,783)

Financial expenses increased in 2015 mainly due to the asset acquisitions under the ROFO Agreement and the interest expense from loans and credits associated with projects that have entered into operation during 2014. Interest is capitalized for the Company´s intangible concession assets during the construction period and begins to be expensed upon commercial operation. Interests from other debts are primarily interest on the notes issued by ATS, ATN, Abengoa Yield plc and interest related to the investment from Liberty (see Note 16). Losses from interest rate derivatives designated as cash flow hedges correspond mainly to transfers from equity to financial expense when the hedged item is impacting the consolidated condensed income statement.

Other net financial income and expenses

The following table sets out Other net financial income and expenses fot the years ended December 31, 2015, 2014 and 2013:

	For the twelve-month period ended December 31,
Other financial income / (expenses)	2015	2014	2013
Dividend from ACBH (Brazil)	18,400	9,200	-
Other financial income	1,520	549	618
Impairment preferred equity investment in ACBH (see Note 8)	(210,435)	-	-
Other financial losses	(9,638)	(3,888)	(2,311)
Total	(200,153)	5,861	(1,693)

Other financial losses mainly include guarantees and letters of credit, wire transfers and other bank fees and other minor financial expenses.

Note 22.- Earnings per share

Basic earnings per share for the year 2015 has been calculated by dividing the profit/(loss) attributable to equity holders of the company by the number of shares outstanding. Diluted earnings per share equals basic earnings per share for the period presented. Basic earnings per share is only presented for periods subsequent to the initial public offering.

Item	For the twelve-month period ended December 31, 2015	Period from July 1, 2014, to December 31, 2014
Profit/(loss) from continuing operations attributable to Abengoa Yield Plc.	(209,005)	(3,379)
Profit/(loss) from discontinuing operations attributable to Abengoa Yield Plc.	-	-
Average number of ordinary shares outstanding (thousands) - basic and diluted	92,795	80,000
Earnings per share from continuing operations (US dollar per share) - basic and diluted	(2.25)	(0.04)
Earnings per share from discontinuing operations (US dollar per share) - basic and diluted	-	-
Earnings per share from profit for the period (US dollar per share) - basic and diluted	(2.25)	(0.04)

Note 23.- Other information

23.1 Restricted Net assets

Certain of the consolidated entities are restricted from remitting certain funds to Abengoa Yield plc in the form of cash dividends or loans by a variety of regulations, contractual or statutory requirements. These restrictions are related to standard requirements to maintain debt service coverage ratios. Also for certain project finance entities that just reached COD, no dividends may be distributed during first months of operation. For the purposes of a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3) ‘General Notes to Financial Statements’, this restriction has also been considered in the cases of Solana, Mojave, Cadonal and Kaxu projects, as a result of the cross-default provisions related to Abengoa included in the financing arrangements of these projects. These cross-default provisions expire progressively over time, remaining in place until the termination of the obligations of Abengoa under such project financing arrangements. The Company is currently in discussions with the project finance lenders about developments at Abengoa. At December 31, 2015, the accumulated amount of the temporary restrictions for the whole restricted term of these affiliates was $979 million, including the entire amount of net assets of Solana, Mojave, Cadonal and Kaxu. The Company expects in the future to extract cash from the entities and to pay dividends to their shareholders. Excluding consideration of the cross-default provisions of Solana, Mojave, Cadonal and Kaxu, the accumulated amount of restrictions amounts to $237 million.

The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3) ‘General Notes to Financial Statements’ and rule 5-04 (c) ‘what schedules are to be filed’ and concluded the restricted net assets exceed 25% of the consolidated net assets of the Company as of December 31, 2015. Therefore the separate financial statements of Abengoa Yield, Plc. should be presented (see Appendix V (Schedule I) for details).

23.2 Subsequent events

On January 7, 2016, the Company closed the acquisition of 13% of the shares of Solacor 1/2 from JGC Corporation, which reduced their ownership in Solacor 1/2 to 13%.

On January 29, 2016, Abengoa informed the Company that several indirect subsidiaries of Abengoa in Brazil, including ACBH, have initiated an insolvency procedure under Brazilian law (“reorganizaçao judiciaria”). The Company is currently assessing the potential impact of this event together with external advisors.

Appendices

Appendix I

Entities included in the Company as subsidiaries as of December 31, 2015

Company name	Project name	Registered address	% of nominal share	Business
ACT Energy México, S. de R.L. de C.V.	ACT	Santa Barbara. (Mexico)	100.00	(2)
ABY Concessions Infrastructures, S.LU...	ACIN	Sevilla (Spain)	100.00	(5)
Abengoa Concessions Perú, S.A.	ACP	Lima (Peru)	100.00	(5)
Abengoa Solar Holdings USA Inc.	ABSA	Arizona (United States)	100.00	(5)
ABY South Africa (Pty) Ltd	ASA	Pretoria (South Africa)	100.00	(5)
Abengoa Solar US Holdings Inc.	ABSU	Arizona (United States)	100.00	(5)
Abengoa Transmisión Norte S.A.	ATN	Lima (Peru)	100.00	(1)
Abengoa Transmisión Sur, S.A.	ATS	Lima (Peru)	100.00	(1)
ACT Holdings, S.A. de C.V.	ACT Holding	México D.F. (Mexico)	100.00	(5)
Aguas de Skikda S.P.A.	Skikda	Dely Ibrahim (Argelia)	51.00	(4)
Arizona Solar One, LLC.	ASO	Colorado (United States)	100,00	(3)
ASO Holdings Company, LLC.	ASOH	Colorado (United States)	100.00*	(5)
ATN 2, S.A.	ATN 2	Lima (Peru)	100.00	(1)
Cadonal, S.A.	Cadonal	Montevideo (Uruguay)	100.00	(3)
Carpio Solar Inversiones, S.A.	Carpio	Sevilla (Spain)	100.00	(5)
Ecija Solar Inversiones, S.A.	ESI	Sevilla (Spain)	100.00	(5)
Extremadura Equity Investments Sárl. .	EEI	Luxemburgo (Luxemburgo)	100.00	(5)
Geida Skikda, S.L.	Geida Skikda	Madrid (Spain)	67.00	(5)
Helioenergy Electricidad Uno, S.A.	Helioenergy 1	Sevilla (Spain)	100.00	(3)
Helioenergy Electricidad Dos, S.A.	Helioenergy 2	Sevilla (Spain)	100.00	(3)
Helios I Hyperion Energy Investments, S.L.	Helios 1	Sevilla (Spain)	100.00	(3)
Helios II Hyperion Energy Investments, S.L.	Helios 2	Sevilla (Spain)	100.00	(3)
Holding de Energía Eólica S.A.	HE	Montevideo (Uruguay)	100.00	(5)
Hypesol Energy Holding, S.L.	Hypesol	Sevilla (Spain)	100.00	(5)
Kaxu Solar One (Pty) Ltd.	KSO	Gauteng (South Africa)	100.00	(3)
Logrosán Equity Investments Sárl. .	LEI	Luxemburgo (Luxemburgo)	100.00	(5)
Logrosán Solar Inversiones, S.A.	Logrosan	Sevilla (Spain)	100.00	(5)
Logrosán Solar Inversiones Dos, S.L.	Logrosan 2	Sevilla (Spain)	100.00	(5)
Mojave Solar Holdings, LLC. .	MSH	Colorado (United States)	100.00	(5)
Mojave Solar LLC.	Mojave	Arizona (United States)	100.00	(3)
Palmatir S.A.	Palmatir	Montevideo (Uruguay)	100.00	(3)
Palmucho, S.A.	Palmucho	Santiago de Chile (Chile)	100.00	(1)
Sanlucar Solar, S.A.	PS-10	Sevilla (Spain)	100.00	(3)
Solaben Electricidad Uno.	Solaben 1	Caceres (Spain)	100.00	(3)
Solaben Electricidad Dos.	Solaben 2	Caceres (Spain)	70.00	(3)
Solaben Electricidad Tres.	Solaben 3	Caceres (Spain)	70.00	(3)
Solaben Electricidad Seis.	Solaben 6	Caceres (Spain)	100.00	(3)
Solaben Luxembourg S.A.	SL	Luxemburgo (Luxemburgo)	100.00	(5)
Solacor Electricidad Uno, S.A.	Solacor 1	Sevilla (Spain)	74.00	(3)
Solacor Electricidad Dos, S.A.	Solacor 2	Sevilla (Spain)	74.00	(3)
ABY Servicios Corporativos S.A.	ABYSC	Sevilla (Spain)	100.00	(5)
Solar Processes, S.A.	PS-20	Sevilla (Spain)	100.00	(3)
Solnova Solar Inversiones, S.A.	SSI	Seville (Spain)	100.00	(5)
Solnova Electricidad, S.A.	Solnova 1	Seville (Spain)	100.00	(3)
Solnova Electricidad Tres, S.A.	Solnova 3	Seville (Spain)	100.00	(3)
Solnova Electricidad Cuatro, S.A.	Solnova 4	Seville (Spain)	100.00	(3)
Transmisora Mejillones, S.A.	Quadra 1	Santiago de Chile (CL)	100.00	(1)
Transmisora Baquedano, S.A.	Quadra 2	Santiago de Chile (CL)	100.00	(1)

(1)	Business sector: Electric transmission lines
(2)	Business sector: Conventional power
(3)	Business sector: Renewable energy
(4)	Business sector: Water
(5)	Holding Company
*	100% of Class A shares held by Liberty Media (US tax equity investor, non-related party).

The Appendices are an integral part of the notes to the financial statements.

Appendices

Appendix I

Entities included in the Company as subsidiaries as of December 31, 2014

Company name	Project name	Registered address	% of nominal share	Business
ACT Energy México, S. de R.L. de C.V	ACT	Santa Barbara. (MX)	100.00	(2)
ABY Concessions Infrastructures, S.LU.	ACIN	Sevilla (ES)	100.00	(5)
Abengoa Concessions Perú, S.A.	ACP	Lima (PE)	100.00	(1)
Abengoa Solar Holdings USA Inc.	ABSA	Arizona (US)	100.00	(5)
Abengoa Solar US Holdings Inc.	ABSU	Arizona (US)	100.00	(5)
Abengoa Transmisión Norte S.A.	ATN	Lima (PE)	100.00	(1)
Abengoa Transmisión Sur, S.A.	ATS	Lima (PE)	100.00	(1)
ACT Holdings, S.A. de C.V.	ACT Holding	México D.F. (MX)	100.00	(5)
Arizona Solar One, LLC	ASO	Colorado (US)	100.00	(3)
ASO Holdings Company, LLC	ASOH	Colorado (US)	100.00*	(5)
Cadonal, S.A.	Cadonal	Montevideo (UY)	100.00	(3)
Carpio Solar Inversiones, S.A.	Carpio	Sevilla (ES)	100.00	(5)
Holding de Energía Eólica S.A.	HE	Montevideo (UY)	100.00	(5)
Logrosán Solar Inversiones, S.A.	Logrosan	Sevilla (ES)	100.00	(5)
Mojave Solar Holdings, LLC.	MSH	Colorado (US)	100.00	(5)
Mojave Solar LLC	Mojave	Arizona (US)	100.00	(3)
Palmatir S.A.	Palmatir	Montevideo (UY)	100.00	(3)
Palmucho, S.A.	Palmucho	Santiago de Chile (Chile)	100.00	(1)
Sanlucar Solar, S.A.	PS-10	Sevilla (ES)	100.00	(3)
Solaben Electricidad Dos	Solaben 2	Caceres(ES)	70.00	(3)
Solaben Electricidad Tres	Solaben 3	Caceres(ES)	70.00	(3)
Solacor Electricidad Uno, S.A.	Solacor 1	Sevilla (ES)	74.00	(3)
Solacor Electricidad Dos, S.A.	Solacor 2	Sevilla (ES)	74.00	(3)
Solar de Receptores de Andalucía, S.A.	SRA	Sevilla (ES)	100.00	(3)
Solar Processes, S.A	PS-20	Sevilla (ES)	100.00	(3)
Transmisora Mejillones, S.A.	Quadra 1	Santiago de Chile (CL)	100.00	(1)
Transmisora Baquedano, S.A.	Quadra 2	Santiago de Chile (CL)	100.00	(1)

(1)	Business sector: Electric transmission lines
(2)	Business sector: Conventional power
(3)	Business sector: Renewable energy
(4)	Business sector: Water
(5)	Holding Company
*	100% of Class A shares held by Liberty Media (US tax equity investor, non-related party).

The Appendices are an integral part of the notes to the financial statements.

Appendices

Appendix II

Investments recorded under the equity method as of December 31, 2015

Company name	Project name	Registered address	% of nominal share	Business
Evacuacion Valdecaballeros, S.L.	Valdecaballeros	Caceres (Spain)	57.2	(3)
Geida Tlemcen S.L.	Geida Tlemcen	Madrid (Spain)	50.0	(4)
Pectonex R.L.	Pectonex	Pretoria (South Africa)	50.0	(3)

Investments recorded under the equity method as of December 31, 2014

Company name	Project name	Registered address	% of nominal share	Business
Evacuacion Valdecaballeros, S.L.	Valdecaballeros	Caceres (Spain)	28.6	(3)

(1)	Business sector: Electric transmission lines
(2)	Business sector: Conventional power
(3)	Business sector: Renewable energy
(4)	Business sector: Water
(5)	Holding Company

The Appendices are an integral part of the notes to the consolidated financial statements.

Appendices	Appendix III-1

Projects subject to the application of IFRIC 12 interpretation based on the concession of services as of December 31, 2015 and 2014

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

Mojave

Mojave is a 250 MW net (280 MW gross) solar electric generation facility located in San Bernardino County, California, approximately 100 miles nort heast of Los Angeles. Abengoa commenced construction of Mojave in September 2011 and Mojave reached COD on December 1, 2014.

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

Helioenergy 1&2

The Helioenergy 1/2 project is located in Ecija, Spain. Abengoa started the construction of Helioenergy in 2010, and reached COD in 2012. Since COD, the projects have obtained good generation results achieving systematically year after year results aligned or above the target productions defined.

Helioenergy relies on a Conventional parabolic trough Concentrating Solar Power system to generate electricity. Helioenergy evacuates its electricity through an aerial underground line 220 kV from the substation of the plant to a 220 kV line that ends in SET Villanueva del Rey (owned by Red Eléctrica de España), where the connection point of the plant is located.

.Renewable energy plants in Spain, like Helionergy 1 and Helionergy 2, are regulated by the Government through a series of laws and rulings which guarantee the owners of the plants a reasonable remuneration for their investments. Helionergy 1 and Helionergy 2  sell the power they produce into the wholesale electricity market, where offer and demand are matched and the pool price is determined, and also receive additional payments from the Comision Nacional de los Mercados y de la Competencia, or CNMC, the Spanish state-owned regulator.

Helios 1&2

The Helios 1/2 project is a 100 MW Concentrating Solar Power facility known as Plataforma Solar Castilla la Mancha, located in the municipality of Arenas de San Juan, Puerto Lápice and Villarta de San Juan, Spain. Helios 1 COD was reached in 2Q 2012, Helios 2 COD was reached in 3Q 2012. Since COD, the projects have obtained good generation results aligned or above the production targets.

Helios 1/2 relies on a Conventional parabolic trough Concentrating Solar Power system to generate electricity. The technology is identical to the one used at Solaben 2/3 and Solacor 1/2.

Renewable energy plants in Spain, like Helios 1 and Helios 2, are regulated by the Government through a series of laws and rulings which guarantee the owners of the plants a reasonable remuneration for their investments. Helios 1 and Helios 2 sell the power they produce into the wholesale electricity market, where offer and demand are matched and the pool price is determined, and also receive additional payments from the Comision Nacional de los Mercados y de la Competencia, or CNMC, the Spanish state-owned regulator.

Solnova 1, 3&4

The Solnova 1/3/4 project is a 150 MW Concentrating Solar Power facility, part of the Sanlucar Solar Platform, located in the municipality of Sanlucar la Mayor, Spain. Solnova 1 COD was reached in 2Q 2010, Solnova 3 COD was reached in 2Q 2010 and Solnova 4 COD was reached in 3Q 2010. Since COD, the projects have obtained good generation results achieving results aligned with the target production numbers.

Solnova 1/3/4 relies on a Conventional parabolic trough Concentrating Solar Power system to generate electricity. The technology is identical to the one used at Solaben 2/3 and Solacor 1/2.

Solnova 1/3/4 evacuates its electricity through an aerial-underground line 66 kV from the substation of the plant to a 220 kV line that ends in SET Casaquemada, where the connection point of the plant is located.

Renewable energy plants in Spain, like Solnova 1, Solnova 3 and Solnova 4, are regulated by the Government through a series of laws and rulings which guarantee the owners of the plants a reasonable remuneration for their investments. Solnova 1, Solnova 3 and Solnova 4 sell the power they produce into the wholesale electricity market, where offer and demand are matched and the pool price is determined, and also receive additional payments from the Comision Nacional de los Mercados y de la Competencia, or CNMC, the Spanish state-owned regulator

Honaine

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

Skikda

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

ATN 2

ATN 2, in Peru, is part of the Complementary Transmission System, or Sistema Complementario de Transmision, SCT, and is comprised of the following facilities:

(i) The approximately 130km, 220kV line from SE Cotaruse to Las Bambas;

(ii) The connection to the gate of Las Bambas Substation

(iii) The expansion of the Cotaruse 220kV substation (works assigned to Consorcio Transmantaro)

The Client is Las Bambas Mining Company, a company owned by a partnership conformed by a subsidiary of China Minmetals Corporation (62.5%), a wholly owned subsidiary of Guoxin International Investment Co. Ltd (22.5%) and CITIC Metal Co. Ltd (15.0%). China Minmetals Corporation is the fifth largest metals company included in the Fortune Global 500 list.

Abengoa started the permitting phase of ATN2 Project in May 2011; construction is already completed and completed formalities for COD during July 2015.

The ATN2 Project has a 18-year contract period, after that, ATN2 assets will remain as property of the SPV and therefore it is likely a new contract could be negotiated. The ATN2 Project has a fixed-price tariff base denominated in U.S. dollars, partially adjusted annually in accordance with the U.S. Finished Goods Less Food and Energy Index as published by the U.S. Department of Labor. The  receipt of the tariff base is independent from the effective utilization of the transmission lines and substations related to the ATN2 Project. The tariff base is intended to provide the ATN2 Project with consistent and predictable monthly revenues sufficient to cover the ATN2 Project’s operating costs and debt service and to earn an equity return. Peruvian law requires the existence of a definitive concession agreement to perform electricity transmission activities where the transmission facilities cross public land or land owned by third parties. On May 31, 2014, the Ministry of Energy granted the project a definitive concession agreement to the transmission lines of the ATN2 Project.

Kaxu

Kaxu Solar One, or Kaxu, is a 100MW solar Conventional Parabolic Trough Project located in Paulputs in the Nothern Cape Province of South Africa, aproximatly 30 km north east of the small town of Pofadder. Atlantica Yield, through Abengoa Solar South Africa (Pty) Ltd., owns 51% of the Kaxu Project. The Project Company, named Kaxu Solar One (Pty) Ltd., is owned by a consortium composed by Abengoa Solar South Africa (51%), Industrial Development Corporation of South Africa (29%) and Kaxu Community Trust (20%).

The project reached COD in February 2015.

Kaxu has a 20-year PPA with Eskom SOC Ltd., or Eskom, under a take or pay contract for the purchase of electricity up to the contracted capacity from the facility. Eskom purchases all the output of the Kaxu Plant under a fixed price formula in local currency subject to indexation to local inflation which protects the Company from potential devaluation over the long term. Being the project COD February 2015, the PPA expires on February 2035.

Solaben 1&6

The Solaben 1&6 is a 100MW Concetrated Solar Power facility part of the Extremadura Solar Platform, located in the municipality oof Logrosán, Spain. Solaben 1/6 COD was reached on September 1, 2013. Since COD, the projects have obtained good generation aligned with the target profuction figures.

 Solaben 1&6 relies on a Conventional Parabolic through Concentrating Solar Power system to generate electricity. The technology is identical to the one used at Solaben 2/3 and Solacor 1/2 projects.

Renewable energy plants in Spain, like Solaben 1 and Solaben 6, are regulated by the Government through a series of laws and rulings which guarantee the owners of the plants a reasonable remuneration for their investments. Solaben 1 and Solaben 6 sell the power they produce into the wholesale electricity market, where offer and demand are matched and the pool price is determined, and also receive additional payments from the Comisión Nacional de los Mercados y de la Competencia, or CNMC, the Spanish state-owned regulator.

Appendices
Appendix III-2

Projects subject to the application of IFRIC 12 interpretation based on the concession of services as of December 31, 2015

Project name	Country	Status(1)	% of Nominal Share(2)	Period of Concession(4)(5)	Offtaker(7)	Financial/ Intangible(3)	Assets/ Investment	Accumulated Amortization	Operating Profit/ (Loss)(8)	Arrangement Terms (price)	Description of the Arrangement
Renewable energy:
Solana	USA	(O)	100.0	30 Years	APS	(I)	2,034,409	(149,222)	6,016	Fixed price per MWh with annual increases of 1.84% per year	30-year PPA with APS regulated by ACC
Mojave	USA	(O)	100.0	25 Years	PG&E	(I)	1,587,093	(67,664)	42,889	Fixed price per MWh without any indexation mechanism	25-year PPA with PG&E regulated by CPUC and CAEC
Palmatir	Uruguay	(O)	100.0	20 Years	UTE, Uruguay Administration	(I)	146,274	(11,929)	5,798	Fixed price per MWh in USD with annual increases based on inflation	20-year PPA with UTE, Uruguay state-owned utility
Cadonal	Uruguay	(O)	100.0	20 Years	UTE, Uruguay Administration	(I)	120,469	(5,356)	3,888	Fixed price per MWh in USD with annual increases based on inflation	20-year PPA with UTE, Uruguay state-owned utility
Solaben 2	Spain	(O)	70.0	25 Years	Kingdom of Spain	(I)	295,732	(27,523)	13,264	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solaben 3	Spain	(O)	70.0	25 Years	Kingdom of Spain	(I)	294,406	(30,017)	13,751	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solacor 1	Spain	(O)	74.0	25 Years	Kingdom of Spain	(I)	294,105	(33,973)	12,796	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solacor 2	Spain	(O)	74.0	25 Years	Kingdom of Spain	(I)	304,728	(34,363)	12,482	Regulated revenue base(7)	Regulated revenue established by different laws and rulings in Spain
Solnova 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	302,003	(52,273)	9,704	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solnova 3	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	283,735	(47,271)	9,974	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solnova 4	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	263,431	(42,929)	10,362	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Helios 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	298,979	(30,942)	8,950	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Helios 2	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	291,025	(28,556)	8,867	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Helioenergy 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	293,822	(35,177)	9,221	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain

Project name	Country	Status(1)	% of Nominal Share(2)	Period of Concession(4)(5)	Offtaker(7)	Financial/ Intangible(3)	Assets/ Investment	Accumulated Amortization	Operating Profit/ (Loss)(8)	Arrangement Terms (price)	Description of the Arrangement
Renewable energy:
Helioenergy 2	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	294,604	(32,422)	9,389	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solaben 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	286,406	(19,077)	2,420	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solaben 6	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	295,732	(27,523)	13,264	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Kaxu	South Africa	(O)	51.0	20 Years	Eskom	(I)	483,124	(22,198)	10,295	Take or pay contract for the purchase of electricity up to the contrated capacity from the facility.	20-year PPA with Eskom SOC Ltd. With a fixed price formula in local currency subject to indexation to local inflation
Conventional power:
ACT	Mexico	(O)	100.0	20 Years	Pemex	(F)	649,502	(23)	110,524	Fixed price to compensate both investment and O&M costs, established in USD and adjusted annually partially according to inflation and partially according to a mechanism agreed in contract	20-year Services Agreement with Pemex, Mexican oil & gas state-owned company
Electric transmission lines:
ATS	Peru	(O)	100	30 Years	Republic of Peru	(I)	531,460	(33,400)	23,412	Tariff fixed by contract and adjusted annually in accordance with the US Finished Goods Less Food and Energy inflation index	30-year Concession Agreement with the Peruvian Government
ATN	Peru	(O)	100	30 Years	Republic of Peru	(I)	320,163	(49,163)	1,574	Tariff fixed by contract and adjusted annually in accordance with the US Finished Goods Less Food and Energy inflation index	30-year Concession Agreement with the Peruvian Government
Quadra I	Chile	(O)	100	21 Years	Sierra Gorda	(F)	41,734	0	4,145	Fixed price in USD with annual adjustments indexed mainly to US CPI	21-year Concession Contract with Sierra Gorda regulated by CDEC and the Superentendencia de Electricidad, among others
Quadra II	Chile	(O)	100	21 Years	Sierra Gorda	(F)	55,510	0	5,894	Fixed price in USD with annual adjustments indexed mainly to US CPI	21-year Concession Contract with Sierra Gorda regulated by CDEC and the Superentendencia de Electricidad, among others
ATN 2	Peru	(O)	100	18 Years	Las Bambas Mining	(F)	84,709	(7)	8,094	Fixed-price tariff base denominated in U.S. dollars with Las Bambas	18 years purchase agreement
Water:
Skikda	Argelia	(O)	34.2	30 Years	Sonatrach & ADE	(F)	96,547	(136)	14,617	U.S. dollar indexed take-or-pay contract with Sonatrach / ADE	30 years purchase agreement
Honaine	Argelia	(O)	25.5	30 Years	Sonatrach & ADE	(F)	N/A(9)	N/A(9)	N/A(9)	U.S. dollar indexed take-or-pay contract with Sonatrach / ADE	30 years purchase agreement

(1)	In operation (O), Construction (C) as of December 31, 2015.
(2)
Liberty Interactive Corporation agreed to invest $300 million in Class A membership interests in exchange for a share of the dividends and the taxable loss generated by Solana on October 2, 2013. Itochu Corporation holds 30% of the economic rights to each of Solaben 2 and Solaben 3. JGC Corporation holds 26% of the economic rights to each Solacor 1 and Solacor 2. Algerian Energy Company, SPA, or AEC, owns 49% and Sociedad Anonima Depuracion y Tratamientos, or Sadyt, a subsidiary of Sacyr, S.A., owns the remaining 25.5% of the Honaine project.  AEC owns 49% and Sadyt owns the remaining 16.83% of the Skikda project.  Industrial Development Corporation of  South Africa (29%) & Kaxu Community Trust (20%) for the Kaxu Project

(3)	Classified as concessional financial asset (F) or as intangible assets (I).
(4)	The infrastructure is used for its entire useful life. There are no obligations to deliver assets at the end of the concession periods, except for ATN and ATS.
(5)	Generally, there are no termination provisions other than customary clauses for situations such as bankruptcy or fraud from the operator, for example.
(6)	Sales to wholesale markets and additional fixed payments established by the Spanish government.
(7)	In each case the offtaker is the grantor.
(8)	Figures reflect the contribution to the consolidated financial statements of Abengoa Yield Plc. as of December 31, 2015.
(9)	Recorded under the equity method.

The Appendices are an integral part of the notes to the consolidated financial statements.

Projects subject to the application of IFRIC 12 interpretation based on the concession of services as of December 31, 2014

Project name	Country	Status(1)	% of Nominal Share(2)	Period of Concession(5)(6)	Offtaker(8)	Financial/ Intangible(3)	Assets/ Investment	Accumulated Amortization	Construction Revenue(4)	Operating Profit/ (Loss)(9)	Arrangement Terms (price)	Description of the Arrangement
Renewable energy:
Solana	USA	(O)	100.0	30 Years	APS	(I)	2,046,486	(82,820)	—	8,832	Fixed price per MWh with annual increases of 1.84% per year	30-year PPA with APS regulated by ACC
Mojave	USA	(O)	100.0	25 Years	PG&E	(I)	1,580,042	(4,914)	—	(4,266)	Fixed price per MWh without any indexation mechanism	25-year PPA with PG&E regulated by CPUC and CAEC
Palmatir	Uruguay	(O)	100.0	20 Years	UTE, Uruguay Administration	(I)	146,274	(4,617)	4,299	4,415	Fixed price per MWh in USD with annual increases based on inflation	20-year PPA with UTE, Uruguay state-owned utility
Cadonal	Uruguay	(O)	100.0	20 Years	UTE, Uruguay Administration	(I)	118,119	—	—	—	Fixed price per MWh in USD with annual increases based on inflation	20-year PPA with UTE, Uruguay state-owned utility
Solaben 2	Spain	(O)	70.0	25 Years	Kingdom of Spain	(I)	331,232	(21,454)	—	15,386	Regulated revenue base(7)	Regulated revenue established by different laws and rulings in Spain
Solaben 3	Spain	(O)	70.0	25 Years	Kingdom of Spain	(I)	330,934	(24,570)	—	15,059	Regulated revenue base(7)	Regulated revenue established by different laws and rulings in Spain
Solacor 1	Spain	(O)	74.0	25 Years	Kingdom of Spain	(I)	327,811	(28,627)	—	1,132	Regulated revenue base(7)	Regulated revenue established by different laws and rulings in Spain
Solacor 2	Spain	(O)	74.0	25 Years	Kingdom of Spain	(I)	339,612	(28,714)	—	1,139	Regulated revenue base(7)	Regulated revenue established by different laws and rulings in Spain
Conventional power:
ACT	Mexico	(O)	100.0	20 Years	Pemex	(F)	646,823	—	—	103,650	Fixed price to compensate both investment and O&M costs, established in USD and adjusted annually partially according to inflation and partially according to a mechanism agreed in contract	20-year Services Agreement with Pemex, Mexican oil & gas state-owned company

Electric transmission lines:
ATN	Peru	(O)	100.0	30 Years	Republic of Peru	(I)	320,135	(38,264)	—	443	Tariff fixed by contract and adjusted annually in accordance with the US Finished Goods Less Food and Energy inflation index	30-year Concession Agreement with the Peruvian Government
ATS	Peru	(O)	100.0	30 Years	Republic of Peru	(I)	529,983	(15,701)	17,447	23,005	Tariff fixed by contract and adjusted annually in accordance with the US Finished Goods Less Food and Energy inflation index	30-year Concession Agreement with the Peruvian Government
Quadra 1	Chile	(O)	100.0	21 Years	Sierra Gorda	(F)	41,922	—	416	4,251	Fixed price in USD with annual adjustments indexed mainly to US CPI	21-year Concession Contract with Sierra Gorda regulated by CDEC and the Superentendencia de Electricidad, among others
Quadra 2	Chile	(O)	100.0	21 Years	Sierra Gorda	(F)	55,017	—	16,402	5,383	Fixed price in USD with annual adjustments indexed mainly to US CPI	21-year Concession Contract with Sierra Gorda regulated by CDEC and the Superentendencia de Electricidad, among others

(1)	In operation (O), Construction (C) as of December 31, 201.
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

(3)	Classified as concessional financial asset (F) or as intangible assets (I).
(4)	Same amount as construction costs incurred during the period.
(5)	The infrastructure is used for its entire useful life. There are no obligations to deliver assets at the end of the concession periods, except for ATN and ATS.
(6)	Generally, there are no termination provisions other than customary clauses for situations such as bankruptcy or fraud from the operator, for example.
(7)	Sales to wholesale markets and additional fixed payments established by the Spanish government.
(8)	In each case the offtaker is the grantor

The Appendices are an integral part of the notes to the consolidated financial statements.

Appendices

Appendix IV

Additional Information of Subsidiaries including material Non-controlling interest as of December 31, 2015

Subsidiary name	Non-controlling interests name	% of non-controlling interests held	Dividends paid to non-controlling interests	Profit/(Loss) of non- controlling interests in ABY consolidated net result 2015	Non- controlling interests in ABY consolidated equity as of December 31, 2015	Non-current assets*	Current Assets*	Non-curent liabilities*	Current liabilities*	Net Profit /(Loss)*	Total Comprehensive income*

Kaxu Solar One (Pty) Ltd.	Industrial Development Corporation of South Africa (IDC)	29%	-	(2,434)	5,585	456,795	34,068	472,079	7,387	(21,323)	(4,350)
	Kaxu Community Trust	20%
Aguas de Skikda S.P.A.	Algerian Energy Company S.P.A.	49%**	3,624	8,338	47,157	96,705	31,519	42,538	7,467	13,778	-

* Company-only figures as of December 31, 2015

** Abengoa Yield Plc. owns 67% of the shares in Geida Skikda, S.L, which in its turn owns 51% of Aguas de Skikda S.P.A., so that indirectly Abengoa Yield Yield Plc. owns 34.17% of Aguas de Skikda S.P.A. The table only shows information related to the Non-Controlling party of the SPV, Aguas de Skikda S.P.A

Appendices

Appendix V (Schedule I)

Condensed Financial Statements of Abengoa Yield plc

Condensed statements of financial position of Abengoa Yield Plc.
– Amounts in thousands of USD –

	As of December 31, 2015	As of December 31, 2014
Assets
Investment in affiliates	2,014,487	1,392,481
Loans to affiliates	822,436	735,302
Cash and cash equivalents	45,487	155,367
Other assets	5,431	26,944

Total assets	2,887,841	2,310,094

Liabilities and Equity
Borrowings	410,289	123,502
Notes and bonds	254,205	254,912
Intercompany liabilities	26,996	172
Other Liabilities	38,330	83,958

Total Liabilities	729,820	462,544

Common Stock	10,022	8,000
Additional paid-in capital	1,981,881	1,313,903
Distributable reserves	381,388	476,233
Other reserves	4,345	-
Accumulated gains (losses)-net	(219,615)	49,414
Total shareholders’ equity	2,158,021	1,847,550

Total liabilities and equities	2,887,841	2,310,094

Condensed income statements of Abengoa Yield, Plc.
– Amounts in thousands of USD –

	For the year ended December 31, 2015	For the year ended December 31, 2014
Income from
Services	65,170	65,006
Other financial income	194	7

Total income	65,364	65,013
Expenses
Other operating expenses	(10,005)	(3,668)
Interests	(27,783)	(2,319)
Other financial expenses	(246,982)	(9,821)
Total expenses	(284,770)	(15,808)
Income/(loss) before income taxes	(219,406)	49,205
Income tax benefits/(expense)	(209)	209
Profit/(loss) for the year	(219,615)	49,414

Other comprehensive income statement of Abengoa Yield, Plc.
– Amounts in thousands of USD –

	For the year ended December 31, 2015	For the year ended December 31, 2014

Profit/(loss) for the year	(219,615)	49,414
Items that may be subject to transfer to income statement
Change in fair value of cash flow hedges	3.683	-
Net income/(expenses) recognized directly in equity	3,683	-
Cash flow hedges	662	-
Transfer to income statement	662	-
Other comprehensive income/(loss) for the year	4,345	-
Total comprehensive income/(loss) for the year	(215.270)	49,414

Condensed cash flow statements of Abengoa Yield, Plc.
– Amounts in thousands of USD –

	For the year ended December 31, 2015	For the year ended December 31, 2014
Cash Flow from operating activities	(15,943)	6,900
Cash Flow—investing activities
Decrease (increase) in investment and advance to affiliates	(939,503)	(196,849)

Net decrease (increase) in other assets	(157)	(34,053)

Cash used for investing activities	(939,660)	(230,902)
Cash Flow—financing activities
Net increases in borrowings and other liabilities	310,462	376,747

Dividend paid to shareowner	(128,859)	(23,696)

Capital increase and other	664,120	26,318

Cash from financing activities	845,723	379,369

Increase (decrease) in cash and cash equivalents during the year	(109,880)	155,367

Cash and cash equivalent at the beginning of the year	155,367	—

Cash and cash equivalent at the end of the year	45,487	155,367

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

Basis of Presentation.

a)	The presentation of Abengoa Yield plc stands alone condensed financial statement has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that, the Company records its investment in subsidiaries under the cost method of accounting and that financial income from credits to companies in the group are recorded under Income from services, given that the company is a holding and this type of service is part of its primary activity. Such investments are presented on the statements of financial position as “Investment in and loans to affiliates” at cost less any identified impairment loss.

b)	As of December 31, 2015 and 2014 there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statements, if any.

c)	For years ended December 31, 2015 and 2014, cash dividends of $18,400 thousand and $9,200 thousand were declared to the Company by its consolidated subsidiaries or associates, respectively.

Reconciliation of the stand alone to consolidated financial statements of Abengoa Yield Plc.

Profit/(Loss) Reconciliation	For the year ended December 31, 2015	For the year ended December 31, 2014
Stand alone—IFRS profit/(loss) for the period	(219,615)	49,414
Additional profit/(loss) if subsidiaries had been accounted for using the equity method of accounting as opposed to cost method	10,610	(81,026)
Consolidated IFRS profit/(loss) for the period attributable to Abengoa Yield plc	(209,005)	(31,612)

Equity Reconciliation	As of December 31, 2015	As of December 31, 2014
Stand alone—IFRS shareholders equity	2,158,021	1,847,550
Additional shareholders equity if subsidiaries had been accounted for using the equity method of accounting as opposed to cost method	(134,520)	(7,919)
Consolidated IFRS shareholders equity	2,023,501	1,839,631