Form 20-F
period 2016-12-31
Atlantica Yield plc
filed 2017-02-28
CIK 1601072

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20509

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report__________
For the transition period from_________to_________.
Commission file number: 001-36487

Atlantica Yield plc
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

England and Wales
(Jurisdiction of incorporation or organization)

Great West House, GW1, 17th floor
Great West Road
Brentford, United Kingdom TW8 9DF
Tel: +44 203 499 0465
(Address of principal executive offices)

Santiago Seage
Great West House, GW1, 17th floor
Great West Road
Brentford, United Kingdom TW8 9DF
Tel: +44 203 499 0465

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 100,217,260 ordinary shares, nominal value $0.10 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒Yes  ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International	Other ☐
Accounting Standards Board ☒

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐Yes  ☒No

ATLANTICA YIELD PLC

i

ii

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

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this annual report and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Investors should read the section entitled “Item 3.D—Risk Factors” and the description of our segments and business sectors in the section entitled “Item 4.B—Business Overview” for a more complete discussion of the factors that could affect us. Important risks, uncertainties and other factors that could cause these differences include, but are not limited to:

•	Difficult conditions in the global economy and in the global market and uncertainties in emerging markets where we have international operations;

•	Changes in government regulations providing incentives and subsidies for renewable energy;

•	Political, social and macroeconomic risks relating to the United Kingdom’s potential exit from the European Union;

•	Changes in general economic, political, governmental and business conditions globally and in the countries in which we do business;

•	Decreases in government expenditure budgets, reductions in government subsidies or adverse changes in laws and regulations affecting our businesses and growth plan;

•	Challenges in achieving growth and making acquisitions due to our dividend policy;

•	Inability to identify and/or consummate future acquisitions, whether the Abengoa ROFO Assets or otherwise, on favorable terms or at all;

•	Our ability to identify and reach an agreement with new sponsors or partners similar to the ROFO Agreement with Abengoa;

•
Legal challenges to regulations, subsidies and incentives that support renewable energy sources; Extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation;

•	Increases in the cost of energy and gas, which could increase our operating costs;

•	Counterparty credit risk and failure of counterparties to our offtake agreements to fulfill their obligations;

•	Inability to replace expiring or terminated offtake agreements with similar agreements;

•	New technology or changes in industry standards;

•	Inability to manage exposure to credit, interest rates, foreign currency exchange rates, supply and commodity price risks;

•	Reliance on third-party contractors and suppliers;

•	Risks associated with acquisitions and investments;

•	Deviations from our investment criteria for future acquisitions and investments;

•	Failure to maintain safe work environments;

•
Effects of catastrophes, natural disasters, adverse weather conditions, climate change, unexpected geological or other physical conditions, criminal or terrorist acts or cyber-attacks at one or more of our plants;

•	Insufficient insurance coverage and increases in insurance cost;

•	Litigation and other legal proceedings including claims due to Abengoa’s restructuring process;

•	Reputational risk, including damage to the reputation of Abengoa;

•	The loss of one or more of our executive officers;

•	Failure of information technology on which we rely to run our business;

•	Revocation or termination of our concession agreements or power purchase agreements;

•	Lowering of revenues in Spain that are mainly defined by regulation;

•	Inability to adjust regulated tariffs or fixed-rate arrangements as a result of fluctuations in prices of raw materials, exchange rates, labor and subcontractor costs;

•	Changes to national and international law and policies that support renewable energy resources;

•	Our receipt of dividends from our exchangeable preferred equity investment in ACBH in the context of the ongoing proceedings in ACBH in Brazil;

•	Lack of electric transmission capacity and potential upgrade costs to the electric transmission grid;

•	Disruptions in our operations as a result of our not owning the land on which our assets are located;

•	Risks associated with maintenance, expansion and refurbishment of electric generation facilities;

•	Failure of our assets to perform as expected;

•	Failure to receive dividends from all project and investments;

•	Variations in meteorological conditions;

•	Disruption of the fuel supplies necessary to generate power at our conventional generation facilities;

•	Deterioration in Abengoa’s financial condition and the outcome of Abengoa’s ongoing proceedings under the ongoing restructuring process and the outcome of the ongoing proceedings in ACBH in Brazil;

•
Abengoa’s ability to meet its obligations under our agreements with Abengoa, to comply with past representations, commitments and potential liabilities linked to the time when Abengoa owned the assets, potential clawback of transactions with Abengoa, and other risks related to Abengoa;

•	Failure to meet certain covenants under our financing arrangements;

•	Failure to obtain pending waivers in relation to the minimum ownership by Abengoa and the cross-default provisions contained in some of our project financing agreements;

•	Failure of Abengoa to maintain existing guarantees and letters of credit under the Financial Support Agreement;

•	Failure of Abengoa to complete the restructuring process and comply with its obligations under the agreement reached between Abengoa and us in relation to our preferred equity investment in ACBH;

•
Uncertainty regarding the fair value of the non-contingent credit recognized by Abengoa in the agreement reached between Abengoa and us in relation to our preferred equity investment in ACBH and uncertainty regarding the ability to recover this amount at maturity;

•	Our ability to consummate future acquisitions from Abengoa;

•	Changes in our tax position and greater than expected tax liability;

•	Impact on the stock price of the Company of the sale by Abengoa of its stake in the Company;

•	Technical failure, design errors or faulty operation of our assets not covered by guarantees or insurance; and

•	Various other factors, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” herein.

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

•	references to “Abengoa” refer to Abengoa, S.A., together with its subsidiaries, unless the context otherwise requires;

•	references to “Abengoa ROFO Assets” refer to the Abengoa contracted assets subject to the ROFO Agreement.

•
references to “ACBH” refer to Abengoa Concessoes Brasil Holding S.A., a subsidiary holding company of Abengoa that is engaged in the development, construction, investment and management of contracted concessions in Brazil, comprised mostly of transmission lines;

•
references to “Annual Consolidated Financial Statements” refer to the audited annual consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, including the related notes thereto, prepared in accordance with IFRS as issued by the IASB (as such terms are defined herein), included in this annual report;

•	references to “Atlantica Yield” refer to Atlantica Yield plc and, where the context requires, its consolidated subsidiaries;

•
references to “cash available for distribution” refer to the cash distributions received by the Company from its subsidiaries minus all cash expenses of the Company, including debt service and general and administrative expenses;

•	references to “COD” refer to the commercial operation date of the applicable facility;

•
references to “Credit Facility” refer to the amended and restated credit and guaranty agreement, dated June 26, 2015 entered into by us, as the borrower, the guarantors from time to time party thereto, HSBC Bank plc, as administrative agent, HSBC Corporate Trust Company (UK) Limited, as collateral agent, Bank of America, N.A., as global coordinator and documentation agent for the tranche B facility, or Tranche B, Banco Santander, S.A., Bank of America, N.A., Citigroup Global Markets Limited, HSBC Bank plc and RBC Capital Markets, as joint lead arrangers and joint bookrunners for the tranche A facility, or Tranche A, and together with Barclays Bank plc as joint lead arranger and joint bookrunner and UBS AG, London Branch as joint bookrunner for the Tranche B facility. See “Item 5.B—Liquidity and Capital Resources—Financing Arrangements—Credit Facility;”

•	references to “DOE” refer to the U.S. Department of Energy;

•	references to “EMEA” refer to Europe, Middle East and Africa;

•	references to “EPC” refer to engineering, procurement and construction;

•	references to “Exchange Act” refer to the U.S. Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated by the SEC thereunder;

•	references to “FFB” refer to the Federal Financing Bank, a U.S. government corporation by that name;

•
“references to “Financial Support Agreement” refer to the agreement we entered into with Abengoa on June 13, 2014, pursuant to which Abengoa agreed to provide to us a revolving credit line and to maintain certain guarantees or letters of credit for a period of five years following our IPO;

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

•
references to the “Fourth Dropdown Asset” refer to (i) 74.99% of the shares and a 30-year usufruct of the economic and political rights of the remaining 25.01% of the shares of Solaben 1/6, a 100 MW solar power complex in Spain, (ii) ATN2, an 81-mile transmission line in Peru, and (iii) an additional 13% stake in Solacor 1/2, each as further described in “Item 4.B—Business Overview—Our Operations—Renewable Energy” and “—Our Operations—Electric Transmission;”

•	references to “Further Adjusted EBITDA” have the meaning set forth in “Presentation of Financial Information—Non-GAAP Financial Measures;”

•
references to “gross capacity” refers to the maximum, or rated, power generation capacity, in MW, of a facility or group of facilities, without adjusting for the facility’s power parasitics’ consumption, or by our percentage of ownership interest in such facility as of the date of this annual report;

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

•
references to “Note Issuance Facility” refer to the senior secured note facility dated February 10, 2017, of up to €275 million (approximately $294 million), with U.S. Bank as facility agent and a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder;

•	references to “O&M” refer to operations and maintenance services provided at our various facilities;

•	references to “operation” refer to the status of projects that have reached COD (as defined above);

•	references to “PPA” refer to the power purchase agreements through which our power generating assets have contracted to sell energy to various offtakers;

•	references to “PTC” refer to production tax credits;

•
references to “ROFO Agreement” refer to the agreement we entered into with Abengoa on June 13, 2014, as amended and restated on December 9, 2014, that provides us a right of first offer on any proposed sale, transfer or other disposition of any of Abengoa’s contracted renewable energy, conventional power, electric transmission or water assets in operation and located in the United States, Canada, Mexico, Chile, Peru, Uruguay, Brazil, Colombia and the European Union, as well as four assets in selected countries in Africa, the Middle East and Asia. The ROFO Agreement includes assets offered for sale by an investment vehicle to which Abengoa has transferred them;

•
references to “RPS” refer to renewable portfolio standards adopted by 29 U.S. states and the District of Columbia that require a regulated retail electric utility to procure a specific percentage of its total electricity delivered to retail customers in the respective state from eligible renewable generation resources, such as solar or wind generation facilities, by a specific date;

•
references to the “Second Dropdown Assets” refer to (i) a 25.5% and a 34.2% stake, respectively, in the legal entities holding two water desalination plants in Algeria, Honaine and Skikda, with an aggregate capacity of 10.5 M ft3 per day and (ii) a 29.6% stake in the legal entity holding solar power assets in Spain, Helioenergy 1/2, with a capacity of 100 MW, each as further described in “Item 4.B—Business Overview—Our Operations—Water” and “Item 4.B—Business Overview—Our Operations—Renewable Energy;”

•
references to “Support Services Agreement” refer to the agreement we entered into with Abengoa on June 13, 2014, and terminated in 2016, pursuant to which Abengoa and certain of its affiliates provided certain administrative and support services to us and some of our subsidiaries;

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

•	references to “UTE” refer to Administracion Nacional de Usinas y Transmisiones Electricas, the Republic of Uruguay’s state-owned electricity company; and

•	references to “we,” “us,” “our” and the “Company” refer to Atlantica Yield plc and its subsidiaries, unless the context otherwise requires.

PRESENTATION OF FINANCIAL INFORMATION

The selected financial information as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 is derived from, and qualified in its entirety by reference to, our Annual Consolidated Financial Statements, which are included elsewhere in this annual report and prepared in accordance with IFRS as issued by the IASB. The selected financial information for the year ended December 31, 2014 is derived from, and qualified in its entirety by reference to the annual consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, which are included in the annual report on Form 20-F filed with the SEC on March 1, 2016, and prepared in accordance with IFRS as issued by the IASB.

On June 18, 2014, we closed our IPO. Prior to the consummation of our IPO, Abengoa contributed, through a series of transactions, which we refer to collectively as the “Asset Transfer,” certain contracted and concessional assets and liabilities described in this annual report, certain holding companies and a preferred equity investment in ACBH. For all periods prior to our IPO, the financial information herein represents the combination of the assets that we acquired and was prepared using Abengoa’s historical basis in the assets and liabilities and the term “Atlantica Yield” (or “Abengoa Yield”, our former name) represents the accounting predecessor, or the combination of the acquired businesses. For all periods subsequent to our IPO, the financial information herein represents our and our subsidiaries’ annual consolidated financial results.

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

Further Adjusted EBITDA is calculated as profit/(loss) for the year attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in the Annual Consolidated Financial Statements, and dividends received from our preferred equity investment in ACBH. Further Adjusted EBITDA for 2014, includes preferred dividends received from ACBH for the first time during the third and fourth quarters of 2014. Further Adjusted EBITDA for 2016 includes compensation received from Abengoa in lieu of ACBH dividends.

Our management believes Further Adjusted EBITDA is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. This measure is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. This measure is widely used by other companies in the same industry,

Our management uses Further Adjusted EBITDA including unconsolidated affiliates as a measure of operating performance to assist in comparing performance from period to period on a consistent basis and to readily view operating trends, as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations, and in communications with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

 Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

 Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The tables below present selected consolidated financial and business level information for Atlantica Yield as of and for each of the years ended December 31, 2016, 2015, 2014, 2013 and 2012.

The selected financial information as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 is derived from, and qualified in its entirety by reference to, our Annual Consolidated Financial Statements, which are included elsewhere in this annual report and prepared in accordance with IFRS as issued by the IASB. The selected financial information for the year ended December 31, 2014, is derived from, and qualified in its entirety by reference to, the annual consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, which are included in the annual report on Form 20-F with the SEC on March 1, 2016, and prepared in accordance with IFRS as issued by the IASB.

On June 18, 2014, we closed our IPO. Prior to the consummation of our IPO, Abengoa contributed, through a series of transactions, which we refer to collectively as the “Asset Transfer,” certain contracted and concessional assets and liabilities described in this annual report, certain holding companies and a preferred equity investment in ACBH. For all periods prior to our IPO, the financial information herein represents the combination of the assets or the combination of businesses that we acquired and was prepared using Abengoa’s historical basis in the assets and liabilities and the term “Atlantica Yield” (or “Abengoa Yield”, our former name) represents the accounting predecessor, or the combination of the acquired businesses. For all periods subsequent to our IPO, the financial information herein represents our and our subsidiaries’ annual consolidated financial results.

The selected financial information as of and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 is not intended to be an indicator of our financial condition or results of operations in the future. You should review such selected financial information together with our Annual Consolidated Financial Statements and notes thereto, included elsewhere in this annual report.

The following tables should be read in conjunction with “Item 5—Operating and Financial Review and Prospects” and our Annual Consolidated Financial Statements and related notes included elsewhere in this annual report.

Consolidated income statements for the years ended December 31, 2016, 2015, 2014, 2013 and 2012

	Year ended December 31,
	2016	2015	2014	2013	2012
	($ in millions)
Revenue	971.8	790.9	362.7	210.9	107.2
Other operating income	65.5	68.8	79.9	379.6	560.4
Raw materials and consumables used	(26.9)	(23.2)	(9.4)	(6.2)	(4.3)
Employee benefit expense	(14.8)	(5.8)	(1.7)	(2.4)	(1.8)
Depreciation, amortization and impairment charges	(332.9)	(261.3)	(125.5)	(46.9)	(20.2)
Other operating expenses	(260.3)	(224.9)	(132.7)	(423.4)	(573.6)
Operating profit/(loss)	402.4	344.5	173.3	111.6	67.7
Financial income	3.3	3.5	4.9	1.2	0.7
Financial expense	(408.0)	(333.9)	(210.3)	(123.8)	(64.1)
Net exchange differences	(9.6)	3.9	2.1	(0.9)	0.4
Other financial income/(expense), net	8.5	(200.2)	5.9	(1.7)	(0.2)
Financial expense, net	(405.8)	(526.7)	(197.4)	(125.2)	(63.2)
Share of profit/(loss) of associates carried under the equity method	6.7	7.8	(0.8)	—	(0.4)
Profit/(loss) before income tax	3.3	(174.4)	(24.9)	(13.6)	4.1
Income tax benefit/(expense)	(1.7)	(23.8)	(4.4)	11.8	(4.0)
Profit/(loss) for the year	1.6	(198.2)	(29.3)	(1.8)	0.1
Profit/(loss) attributable to non-controlling interest	(6.5)	(10.8)	(2.3)	(1.6)	1.2
Profit/(loss) for the year attributable to the parent company	(4.9)	(209.0)	(31.6)	(3.4)	1.3
Less Predecessor Loss prior to Initial Public Offering on June 12, 2014	—	—	(28.2)	—	—
Net profit/(loss) attributable to the parent company subsequent to Initial Public Offering	—	—	(3.4)	—	—
Weighted average number of ordinary shares outstanding (millions)	100.2	92.8	80.0	—	—
Basic earnings per share attributable to the parent company (U.S. dollar per share) (1)	(0.05)	(2.25)	(0.04)	—	—
Dividend paid per share(2)	0.4530	1.4292	0.2962	—	—

Notes:—
(1)
Earnings per share has been calculated for the period subsequent to our IPO, considering net profit/(loss) attributable to equity holders of Atlantica Yield generated after our IPO divided by the number of shares outstanding. Basic earnings per share equals diluted earnings per share for the periods presented.

(2)
In May 2016, considering the uncertainties in our sponsor's situation, our board of directors decided not to declare a dividend in respect of the fourth quarter of 2015 and to postpone the decision on whether to declare a dividend in respect of the first quarter 2016 until we had obtained greater clarity on cross default and change of ownership issues. On August 3, 2016, based on waivers or forbearances obtained to that date, our board of directors decided to declare a dividend of $0.145 per share for the first quarter of 2016 and a dividend of $0.145 per share for the second quarter of 2016. The dividend was paid on September 15, 2016, to shareholders of record August 31, 2016.  From that amount, we retained $12.2 million of the dividend attributable to Abengoa. On November 11, 2016, our board of directors, based on waivers or forbearances obtained to that date, decided to declare a dividend of $0.163 per share, paid on December 15, 2016, to shareholders of record on November 30, 2016, and from that amount we retained $6.7 million of the dividend attributable to Abengoa in accordance with the provisions of the parent support agreement and an agreement reached with Abengoa in relation to the ACBH preferred equity investment. On March 16, 2015 we paid a dividend of 0.2592 per share to shareholders of record February 28, 2015. On June 15, 2015 we paid a dividend of 0.34 per share to shareholders of record May 29, 2015. On September 15, 2015 we paid a dividend of 0.40 per share to shareholders of record May 29, 2015. On December 16, 2015, we paid a dividend of $0.43 per share to shareholders of record as of November 30, 2015, corresponding to the third quarter of 2015, and from that amount we retained $9 million of the dividend attributable to Abengoa in accordance with the provisions of the parent support agreement and an agreement reached with Abengoa in relation to the ACBH preferred equity investment. See “Item 4.B—Business Overview—Electric Transmission—Exchangeable Preferred Equity Investment in Abengoa Concessoes Brasil Holding.”

Consolidated statements of financial position as of December 31, 2016, 2015, 2014, 2013 and 2012

	As of December 31,
	2016	2015	2014	2013	2012
	($ in millions)
Non-Current assets:
Contracted concessional assets	8,924.2	9,300.9	6,725.2	4,418.1	2,058.9
Investments carried under the equity method	55.0	56.2	5.7	387.3	734.1
Financial investments	69.8	93.8	373.6	28.9	13.7
Deferred tax assets	202.9	191.3	124.2	52.8	60.2
Total non-current assets	9,251.9	9,642.2	7,228.7	4,887.1	2,866.9
Current assets:
Inventories	15.5	14.9	22.0	5.2	—
Clients and other receivables	207.6	197.3	129.7	97.6	106.1
Financial investments	228.0	221.4	229.4	266.4	127.6
Cash and cash equivalents	594.8	514.7	354.2	357.7	97.5
Total current assets	1,045.9	948.3	735.3	726.9	331.2
Total assets	10,297.8	10,590.5	7,964.0	5,614.0	3,198.1
Total equity	1,959.1	2,023.5	1,839.6	1,287.2	1,139.8
Non-current liabilities:
Long-term corporate debt	376.3	661.3	376.2	—	—
Long-term project debt	4,629.2	3,574.5	3,491.9	2,842.3	1,320.0
Other liabilities	2,158.1	2,238.4	1,675.3	1,209.5	502.2
Total non-current liabilities	7,163.6	6.474.2	5,543.4	4,051.8	1,822.2
Current liabilities:
Short-term corporate debt	291.9	3.2	2.3	—	—
Short-term project debt	701.3	1,896.1	331.2	52.4	48.9
Other liabilities	181.9	193.5	247.5	222.6	187.2
Total current liabilities	1,175.1	2,092.8	581.0	275.0	236.1
Equity and total liabilities	10,297.8	10,590.5	7,964.0	5,614.0	3,198.1

Consolidated cash flow statements for the years ended December 31, 2016, 2015, 2014, 2013 and 2012

	Year ended December 31,
	2016	2015	2014	2013	2012
	($ in millions)
Gross cash flows from operating activities
Profit/(loss) for the year	1.6	(198.2)	(29.3)	(1.8)	(0.1)
Adjustments to reconcile after-tax profit to net cash generated by operating activities	664.8	734.9	290.6	92.4	22.8
Profit for the year adjusted by non-monetary items	666.4	536.7	261.3	90.6	22.9
Net interest / taxes paid	(334.0)	(310.2)	(149.7)	(62.4)	(41.6)
Variations in working capital	2.0	73.1	(68.0)	9.2	66.6
Total net cash flow provided by operating activities	334.4	299.6	43.6	37.4	47.9
Net cash flows from investing activities
Investments in entities under the equity method	5.0	4.4	(44.5)	(240.6)	(554.3)
Investments in contracted concessional assets	(6.0)	(106.0)	(57.0)	(401.7)	(518.5)
Other non-current assets/liabilities	(3.6)	5.7	(21.3)	(52.3)	(25.9)
Acquisitions of subsidiaries	(21.7)	(834.0)	(222.4)	—	—
Total net cash flows used in investing activities	(26.3)	(929.9)	(345.2)	(694.6)	(1,098.7)
Net cash flows provided by financing activities	(226.1)	810.9	304.4	914.9	1,107.3
Net increase/(decrease) in cash and cash equivalents	82.0	180.6	2.9	257.7	56.5
Cash, cash equivalents and bank overdrafts at beginning of the year	514.7	354.2	357.7	97.5	40.2
Translation differences cash or cash equivalents	(1.9)	(20.1)	(6.4)	2.5	0.8
Cash and cash equivalents at the end of the year	594.8	514.7	354.2	357.7	97.5

Geography and business sector data

Revenue by geography

	Year ended December 31,
	2016	2015	2014	2013	2012
	($ in millions)
North America	337.0	328.1	195.5	114.0	62.3
South America	118.8	112.5	83.6	25.4	17.0
EMEA	516.0	350.3	83.6	71.5	27.9
Total revenue	971.8	790.9	362.7	210.9	107.2

Revenue by business sector

	Year ended December 31,
	2016	2015	2014	2013	2012
	($ in millions)
Renewable energy	724.3	543.0	170.7	82.7	27.9
Conventional power	128.1	138.7	118.8	102.8	62.3
Electric transmission	95.1	86.4	73.2	25.4	17.0
Water	24.3	22.8	—	—	—
Total revenue	971.8	790.9	362.7	210.9	107.2

Non-GAAP Financial Data

Further Adjusted EBITDA by geography

	Year ended December 31,
	2016	2015	2014	2013	2012
	($ in millions)
North America	284.7	279.6	175.4	96.7	61.1
South America	124.6	110.9	77.2	19.0	10.2
EMEA	354.0	233.7	55.4	42.8	16.6
Further Adjusted EBITDA(1)	763.3	624.2	308.0	158.5	87.9

Further Adjusted EBITDA by business sector

	Year ended December 31,
	2016	2015	2014	2013	2012
	($ in millions)
Renewable energy	538.4	414.0	137.8	55.8	16.1
Conventional power	106.5	107.7	101.9	83.3	61.1
Electric transmission	104.8	89.0	68.3	19.4	10.7
Water	13.6	13.5	—	—	—
Further Adjusted EBITDA(1)	763.3	624.2	308.0	158.5	87.9

Notes:—

(1)
Further Adjusted EBITDA is calculated as profit/(loss) for the year attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in the Annual Consolidated Financial Statements, and dividends received from our preferred equity investment in ACBH. Further Adjusted EBITDA for 2014, includes preferred dividends by ACBH for the first time during the third and fourth quarters of 2014. Further Adjusted EBITDA for 2016 includes compensation received from Abengoa in lieu of ACBH dividends. Further Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB and you should not consider Further Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Further Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Further Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Further Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See “Presentation of Financial Information—Non-GAAP Financial Measures.”

The following table sets forth a reconciliation of Further Adjusted EBITDA to our profit/(loss) for the year from continuing operations:

Reconciliation of profit/(loss) for the year to Further Adjusted EBITDA

	Year ended December 31,
	2016	2015	2014	2013	2012
	($ in millions)
Profit/(loss) for the year attributable to the parent company	(4.9)	(209.0)	(31.6)	(3.4)	1.3
Profit/(loss) attributable to non-controlling interest from continued operations	6.5	10.8	2.3	1.6	(1.2)
Income tax	1.7	23.8	4.4	(11.8)	4.0
Share of loss/(profit) of associates carried under the equity method	(6.7)	(7.8)	0.8	—	0.4
Financial expenses, net	405.8	526.7	197.4	125.2	63.2
Operating profit/(loss)	402.4	344.5	173.3	111.6	67.7
Depreciation, amortization and impairment charges	332.9	261.3	125.5	46.9	20.2
Dividend from preferred equity investment	28.0	18.4	9.2	—	—
Further Adjusted EBITDA	763.3	624.2	308.0	158.5	87.9

The following table sets forth a reconciliation of Further Adjusted EBITDA to our net cash generated by or used in operating activities:

Reconciliation of Further Adjusted EBITDA to net cash generated by operating activities

	Year ended December 31,
	2016	2015	2014	2013	2012
	($ in millions)
Net cash generated by operating activities	334.4	299.6	43.6	37.4	47.9
Interests (paid)/received	332.1	310.2	149.3	62.3	41.4
Income tax (paid)/received	2.0	(0.5)	0.4	0.1	0.2
Variations in working capital	(2.0)	(73.1)	68.0	(9.2)	(66.6)
Non-monetary adjustments, other cash finance costs and other	96.8	88.0	46.7	67.9	65.0
Further Adjusted EBITDA	763.3	624.2	308.0	158.5	87.9

B.	Capitalization and Indebtedness

 Not applicable.

C.	Reasons for the Offer and Use of Proceeds

 Not applicable.

D.	Risk Factors

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

Risks Related to Our Business and the Markets in Which We Operate

Difficult conditions in the global economy and in the global capital markets have caused, and may continue to cause, a sharp reduction in worldwide demand for our products and services and negatively affect our access to the levels of financing necessary for the successful refinancing of our project level indebtedness

Our results of operations have been, and continue to be, materially affected by conditions in the global economy and in the global capital markets. Concerns over inflation, volatile oil and gas prices, geopolitical issues, the availability and cost of credit, sovereign debt and the instability of the euro have contributed to increased volatility and diminished expectations for the economy and global capital markets going forward. These factors, combined with declining global business and consumer confidence and rising unemployment, have precipitated in the past economic slowdowns and led to a recession and weak economic growth. Adverse events and continuing disruptions in the global economy and in the global capital markets may have a material adverse effect on our business, financial condition, results of operations and cash flows. Moreover, even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility with certain factors, including volatile oil prices, interest rates, consumer spending, business investment, government spending, inflation affecting the business and economic environment that could affect the economic and financial situation of our concession contracts counterparties and, ultimately, the profitability and growth of our business.

Generalized or localized downturns or inflationary or deflationary pressures in our key geographical areas could also have a material adverse effect on the performance of our business. A significant portion of our business activity is concentrated in the United States, Mexico, Peru and Spain. Consequently, we are significantly affected by the general economic conditions in these countries. Spain, for instance, has recently experienced negative economic conditions, including high unemployment and significant government debt which we believe could adversely affect our operations in the future. The effects on the European and global economy of the exit of the United Kingdom or of any other member states from the Eurozone, the dissolution of the euro and the possible redenomination of our financial instruments or other contractual obligations from euro into a different currency, or the perception that any of these events are imminent, are inherently difficult to predict and could give rise to operational disruptions or other risks of contagion to our business and have a material, adverse effect on our business, financial condition and results of operation. In addition, to the extent uncertainty regarding the European economic recovery continues to negatively affect government or regional budgets, our business, results of operations and cash flows could be materially adversely affected. Various European political parties who question the recent austerity policies implemented in certain European countries have added political instability to the region. Additionally, political changes in key geographies, including the U.S., could affect our business in the U.S. or in other countries including, for example, Mexico.

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

Government regulations providing incentives and subsidies for renewable energy could change at any time, including pursuant to the proposed environmental and tax policies of the current administration in the United States, and such changes may negatively impact our current business and our growth strategy

Our strategy to grow our business through the acquisition of renewable energy projects partly depends on current government policies that promote and support renewable energy and enhance the economic viability of owning solar and wind energy projects. Renewable energy projects currently benefit from various U.S. federal, state and local governmental incentives, such as ITCs, PTCs, loan guarantees, RPS programs or modified accelerated cost-recovery system of depreciation, or MACRS, for depreciation and other incentives. These policies have had a significant impact on the development of renewable energy and they could change at any time, especially in the event that the current administration was to embark on a significant change in federal energy policy. These incentives make the development of renewable energy projects more competitive by providing tax credits and accelerated depreciation for a portion of the development costs, decreasing the costs associated with developing such projects or creating demand for renewable energy assets through RPS programs. A loss or reduction in such incentives or the value of such incentives or a reduction in the capacity of potential investors to benefit from such incentives could decrease the attractiveness of solar or renewable energy projects to project developers, and the attractiveness of solar energy systems to utilities, retailers and customers, which could reduce our acquisition opportunities. Such a loss or reduction could also reduce our willingness to pursue renewable energy projects due to higher operating costs or lower revenues from offtake agreements.

The current administration’s proposed environmental and tax policies may create regulatory uncertainty in the clean energy sector and may lead to a reduction or removal of various clean energy programs and initiatives designed to curtail climate change. Such a reduction or removal of incentives may diminish the market for future renewable energy offtake agreements and reduce the ability for renewable developers to compete for future solar energy offtake agreements, which may reduce incentives for project developers, including our sponsor, to develop such projects. To the extent that these policies are changed in a manner that reduces the incentives or the value of such incentives or reduces the capacity of potential investors to benefit from such incentives that benefit our projects, they could generate reduced revenues and reduced economic returns, result in increased financing costs and difficulty obtaining financing.

In addition, the current administration has made public statements regarding reducing the corporate tax rate and limiting interest expense deductibility. A reduction in the corporate tax rate could diminish the benefit of tax incentives for potential investors and reduce the value of accelerated depreciation deductions. The current administration has also made public statements regarding overturning or modifying policies of, or regulations enacted by, the prior administration that placed limitations on coal and gas electric generation, mining and/or exploration. Any effort to overturn federal and state laws, regulations or policies that are supportive of existing or new solar energy generation or that remove costs or other limitations on other types of generation that compete with solar energy projects could materially and adversely affect our business. We currently have two financing arrangements with the Federal Financing Bank with a guarantee from the U.S. Department of Energy and our projects benefitted from investment tax credits. Unilateral changes to these agreements could materially and adversely affect our business.

Additionally, some U.S. states with RPS targets have met, or in the near future will meet, their renewable energy targets. For example, California, which has among the most aggressive RPS laws in the United States, is poised to meet its current mandate of 33% renewable energy by 2020 with already-proposed new renewable energy projects, though significant additional investments will be required to meet the higher 50% renewable energy mandate that was adopted in 2015. If, as a result of achieving these targets, these and other U.S. states do not increase their targets in the near future, demand for additional renewable energy could decrease.

We are exposed to political, social and macroeconomic risks relating to the United Kingdom’s potential exit from the European Union

On June 23, 2016, the United Kingdom voted in a national referendum to withdraw from the European Union, or the EU. The result of the referendum does not legally obligate the United Kingdom to exit the EU. However, the UK Prime Minister, Theresa May, has announced that the United Kingdom will begin the formal Brexit withdrawal process in accordance with Article 50 of the Treaty on European Union by the end of March 2017, and, in February 2017, she has received support from parliament on a draft bill that would initiate that process. The process is unprecedented in EU history, and is currently the subject of a legal challenge in the United Kingdom, but regardless of the eventual timing or terms of the United Kingdom’s exit from the EU, the result of the June referendum continues to create significant political, social and macroeconomic uncertainty.

For example, leaders in Scotland have announced that Scotland may seek EU membership in the event of the United Kingdom’s exit, and the Scottish government published a draft bill on an independence referendum in October 2016. Furthermore, public figures in certain other EU member states have also called for referenda in their respective countries on exiting the EU, raising concerns over a “domino” or “contagion” effect whereby multiple member states seek to exit the EU and Eurozone, which could compromise their viability as political and economic institutions.

In part as a result of this uncertainty, the GBP/USD exchange rate has fallen to its lowest levels since the 1980s. Relatedly, the EUR/USD exchange rate also fell after the referendum and may continue to fall.

The possible exit of the United Kingdom (or any other country) from the EU or prolonged periods of uncertainty relating to any of these possibilities could result in significant macroeconomic deterioration, including, but not limited to, further decreases in global stock exchange indices, increased foreign exchange volatility, decreased GDP in the European Union or other markets in which the Group operates, and further sovereign credit downgrades. In addition, there could be changes to tax regulation affecting the repatriation of dividends from other countries, which may negatively affect us. Additionally, the impact of potential changes to the United Kingdom’s migration policy could adversely impact our employees of non-UK nationality currently working in the United Kingdom, all of which could have an adverse effect on our operations.

We have international operations and investments, including in emerging markets that could be subject to economic, social and political uncertainties

We operate our activities in a range of international locations, including North America (the United States and Mexico), South America (Peru, Chile, Brazil and Uruguay), and EMEA (Spain, Algeria and South Africa), and we may expand our operations to certain countries within these core regions. Accordingly, we face a number of risks associated with operating and investing in different countries that may have a material adverse effect on our business, financial condition, results of operations and cash flows. These risks include, but are not limited to, adapting to the regulatory requirements of such countries, compliance with changes in laws and regulations applicable to foreign corporations, the uncertainty of judicial processes, and the absence, loss or non-renewal of favorable treaties, or similar agreements, with local authorities or political, social and economic instability, all of which can place disproportionate demands on our management, as well as significant demands on our operational and financial personnel and business. As a result, we can provide no assurance that our future international operations and investments will remain successful.

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

Pursuant to our cash dividend policy, we expect to distribute a high percentage of our cash available for distribution after cash interest payments through regular quarterly distributions and dividends, and our ability to grow and make acquisitions through cash on hand could be limited

Our dividend policy is to distribute a high percentage of our cash available for distribution, after cash interest payments and less reserves for the prudent conduct of our business, each quarter and to rely primarily upon external financing sources, including the issuance of debt and equity securities as well as borrowings under credit facilities to fund our acquisitions and potential growth capital expenditures. See “Item 8.A—Consolidated Statements and Other Financial Information—Dividend Policy.” We may be precluded from pursuing otherwise attractive acquisitions if the projected short-term cash flow from the acquisition or investment is not adequate to service the capital raised to fund the acquisition or investment, after giving effect to our available cash reserves. See “Item 8.A—Consolidated Statements and Other Financial Information—Dividend Policy—Our Ability to Grow Our Business and Dividend.”

We intend to, whenever possible, make regular quarterly cash distributions to our shareholders in an amount equal to a high percentage of the cash available for distribution generated during a given quarter, less reserves for the prudent conduct of our business, and subject to the stated payout ratio during that given period. As such, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional equity securities in connection with any acquisitions or growth capital expenditures, the payment of dividends on these additional equity securities may increase the risk that we will be unable to maintain or increase our per share dividend. There are no limitations in our articles of association on our ability to issue equity securities, including securities ranking senior to our shares. The issuance of additional debt securities and/or the incurrence of additional bank borrowings or other debt by us or by intermediate subsidiaries or by our project-level subsidiaries to finance our growth strategy could result in increased interest expense and the imposition of additional or more restrictive covenants, which, in turn, may impact the cash distributions we receive from our subsidiaries.

Our board of directors may change our dividend policy at any point in time or modify the dividend for specific quarters following prevailing conditions.

We may not be able to identify and reach agreements with new sponsors similar to the ROFO Agreement that we have with Abengoa

We intend to enter into an agreement or agreements with one or more new sponsors or partners that own or develop renewable energy, electric transmission or water assets in the geographies in which we operate. Any such new sponsor or sponsors would be a source of assets in addition to Abengoa. We cannot be certain that we will be successful in identifying or reaching an agreement with a new sponsor or sponsors. We also cannot be certain that any agreement with a new sponsor will have terms similar to the ROFO Agreement with Abengoa and such terms may be less favorable to us. Even if we do reach an agreement with a new sponsor, we cannot be certain that we will be able to acquire assets from any such sponsor in the future.

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

We may not be able to arrange the required or desired financing for accretive acquisitions

Our ability to effectively consummate future acquisitions will also depend on our ability to arrange the required or desired financing for acquisitions or to refinance existing corporate debt. We may not have access to the capital markets to issue new equity or debt securities or sufficient availability under our credit facilities or have access to project-level financing on commercially reasonable terms when acquisition opportunities arise. In the second half of 2015 and first half of 2016, our access to financing was curtailed by market conditions and other factors. These adverse market conditions could happen again in 2017, thereby preventing us from accessing the capital markets in a manner that would permit us to make an accretive acquisition.

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

Our ability to acquire future renewable energy projects depends on the viability of renewable energy projects generally. These projects currently are largely contingent on public policy mechanisms including, among others, ITCs, cash grants, loan guarantees, accelerated depreciation, carbon trading plans, environmental tax credits and R&D incentives, as discussed in “Item 4.B—Business Overview—Regulation—Regulation in the United States—U.S. Federal Income Tax Incentives and other Federal Considerations for Renewable Energy Generation Facilities.” These mechanisms have been implemented at the U.S. federal and state levels and in certain other jurisdictions where our assets are located to support the development of renewable generation and other clean infrastructure technologies. The availability and continuation of public policy support mechanisms will drive a significant part of the economics and viability of our growth strategy and expansion into clean energy investments.

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

Furthermore, we will compete with other companies for acquisition opportunities from third parties, which may increase our cost of making acquisitions or cause us to refrain from making acquisitions from third parties. Some of our competitors for acquisitions are much larger than us, with substantially greater resources. These companies may be able to pay more for acquisitions due to cost of capital advantages, synergy potential or other drivers, and may be able to identify, evaluate, bid for and purchase a greater number of assets than our financial or human resources permit. If we are unable to identify and consummate future acquisitions, it will impede our ability to execute our growth strategy and limit our ability to increase the amount of dividends paid to holders of our shares.

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

We rely on certain regulations, subsidies and tax incentives that may be changed or legally challenged

We rely, in a significant part, on environmental and other regulations of industrial and local government activities, including regulations mandating, among other things, reductions in carbon or other greenhouse gas emissions or use of energy from renewable sources. If the businesses to which such regulations relate were deregulated or if such regulations were materially changed or weakened, the profitability of our current and future projects could suffer, which could in turn have a material adverse effect on our business, financial condition and results of operations. In addition, uncertainty regarding possible changes to any such regulations has adversely affected in the past, and may adversely affect in the future, our ability to refinance a project or to satisfy other financing needs.

Subsidy regimes for renewable energy generation have been challenged in the past on constitutional and other grounds (including that such regimes constitute impermissible European Union state aid) in certain jurisdictions. In addition, certain loan-guarantee programs in the United States, including those which have enabled the DOE to provide loan guarantees to support our Solana and Mojave projects, have been challenged on grounds of failure by the appropriate authorities to comply with applicable U.S. federal administrative and energy law. If all or part of the subsidy and incentive regimes for renewable energy generation in any jurisdiction in which we operate were found to be unlawful and, therefore, reduced or discontinued, we may be unable to compete effectively with conventional and other renewable forms of energy.

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

We are subject to extensive governmental regulation in a number of different jurisdictions, and our inability to comply with existing regulations or requirements or changes in applicable regulations or requirements may have a negative impact on our business, results of operations or financial condition.

We are subject to extensive regulation of our business in the United States, Mexico, Spain, Peru, South Africa and Brazil and in each of the other countries in which we operate. Such laws and regulations require licenses, permits and other approvals to be obtained in connection with the operations of our activities. See “Item 4.B—Business Overview—Regulation.” This regulatory framework imposes significant actual, day-to-day compliance burdens, costs and risks on us. In particular, the power plants and transmission lines that we own are subject to strict international, national, state and local regulations relating to their operation and expansion (including, among other things, leasing and use of land, and corresponding building permits, landscape conservation, noise regulation, environmental protection and environmental permits and electric transmission and distribution network congestion regulations). Non-compliance with such regulations could result in the revocation of permits, sanctions, fines or even criminal penalties. Compliance with regulatory requirements, which may in the future include increased exposure to capital markets regulations, may result in substantial costs to our operations that may not be recovered. In addition, we cannot predict the timing or form of any future regulatory or law enforcement initiatives. Changes in existing energy, environmental and administrative laws and regulations may materially and adversely affect our business, margins and investments. Our business may also be affected by additional taxes imposed on our activities, reduction of regulated tariffs and other cuts or measures.

Further, similar changes in laws and regulations could increase the size and number of claims and damages asserted against us or subject us to enforcement actions, fines and even criminal penalties. In addition, changes in laws and regulations may, in certain cases, have retroactive effect and may cause the result of operations to be lower than expected. In particular, our activities in the energy sector are subject to regulations applicable to the economic regime of generation of electricity from renewable sources and to subsidies or public support in the benefit of the production of energy from renewable energy sources, which vary by jurisdiction, and are subject to modifications that may be more restrictive or unfavorable to us.

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

Increases in the cost of energy and gas could increase our operating costs in some of our assets

Some of our activities require some consumption of energy and gas, and we are vulnerable to material fluctuations in their prices. For example, our Spanish solar assets produced a small percentage of their electricity using natural gas in 2016. Although our energy and gas purchase contracts generally include indexing mechanisms, we cannot guarantee that these mechanisms will cover all of the additional costs generated by an increase in energy and gas prices, particularly for long-term contracts, and some of the contracts entered into by us do not include any indexing provisions. Significant increases in the cost of energy or gas, or shortages of the supply of energy and/or gas, could have an adverse effect on our business, financial condition, results of operations and cash flows.

Counterparties to our offtake agreements may not fulfill their obligations and, as our contracts expire, we may not be able to replace them with agreements on similar terms in light of increasing competition in the markets in which we operate

A significant portion of the electric power we generate, the transmission capacity we have and our desalination capacity is sold under long-term offtake agreements with public utilities, industrial or commercial end-users or governmental entities, with a weighted average remaining duration of approximately 21 years as of December 31, 2016.

If, for any reason, including, but not limited to, a deterioration in their financial situation, any of the purchasers of power, transmission capacity or desalination capacity under these agreements are unable or unwilling to fulfill their related contractual obligations or if they refuse to accept delivery of power delivered thereunder or if they otherwise terminate such agreements prior to the expiration thereof, our assets, liabilities, business, financial condition, results of operations and cash flow could be materially and adversely affected. Furthermore, to the extent any of our power, transmission capacity or desalination capacity purchasers are, or are controlled by, governmental entities, our facilities may be subject to sovereign risk or legislative or other political action that may impair their contractual performance.

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

Transactions with counterparties expose us to credit risk which we must effectively manage to mitigate the effect of counterparty default

We are exposed to the credit risk profile of the counterparties to our long-term concession contracts, our suppliers and our financing providers, which could impact our business, financial condition and results of operations. Although we actively manage this credit risk through diversification and other measures, our risk management strategy may not be successful in limiting our exposure to credit risk. This could adversely affect our business, financial condition, results of operations and cash flow.

We may be subject to increased finance expenses if we do not effectively manage our exposure to interest rate and foreign currency exchange rate risks

We are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes and foreign currency exchange rate fluctuations. Some of our indebtedness (including project-level indebtedness) bears interest at variable rates, generally linked to market benchmarks such as EURIBOR and LIBOR. Any increase in interest rates would increase our finance expenses relating to our variable rate indebtedness and increase the costs of refinancing our existing indebtedness and issuing new debt. See “Item 5.A—Operating Results—Factors Affecting Our Results of Operations—Interest Rates”. Although most of our long-term contracts are denominated in, indexed or hedged to U.S. dollars, we conduct our business and incur certain costs in the local currency of the countries in which we operate. In addition, the revenues, costs and debt of our solar assets in Spain are denominated in euros. We have a currency swap agreement with Abengoa, or the Currency Swap Agreement, which provides for a fixed exchange rate for the distributions from Spanish assets. If Abengoa sells the shares of Atlantica Yield that it owns, the Currency Swap Agreement would be terminated. In addition, since the beginning of 2017, we have euro-denominated debt. We may therefore modify our Currency Swap Agreement with Abengoa. Interest payments in euros and our euro denominated general and administrative expenses create a natural hedge for a portion of the distributions from Spanish assets. Taking into consideration the financial situation of Abengoa, we have signed two currency options with banks in order to hedge the remaining portion of the cash flows expected from Spanish assets in 2017. The revenues, costs and debt of Kaxu in South Africa are denominated in South African rand.

As we continue expanding our business into existing markets such as South America, Europe and Africa, an increasing percentage of our revenue and cost of sales may be denominated in currencies other than our reporting currency, the U.S. dollar. Under that scenario, we would become subject to increasing currency translation risk, whereby changes in exchange rates between the U.S. dollar and the other currencies in which we do business could result in foreign exchange losses.

We plan to use future currency sale and purchase contracts and foreign exchange rate swaps or caps to hedge against foreign exchange rate risk if our exposure to non-U.S. dollar denominated cash flows is above our 10% target.

In addition, we seek to actively manage our interest rate risk by entering into interest rate options and swaps covering, as a matter of policy, at least 75% of our outstanding project debt.

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

The performance of our assets under our concession contracts may be adversely affected by problems related to our reliance on third-party contractors and suppliers

Our projects rely on the supply of services, equipment, including technologically complex equipment, or software which we subcontract to Abengoa or other third-party suppliers in order to meet our contractual obligations under our contracted concessions. We rely on the equipment, design and technology of third parties to operate our assets. In circumstances where key components of our equipment fail because of design failures or faulty operation or for any other reason, we rely on third parties to continue operating our assets. The delivery of products or services which are not in compliance with the requirements of the subcontract, or the late supply of products and services, can cause us to be in default under our contracts with our concession counterparties. To the extent we are not able to transfer all of the risk or be fully indemnified by Abengoa or other third-party contractors and suppliers, we may be subject to a claim by our customers as a result of a problem caused by a third party that could have a material adverse effect on our reputation, business, results of operations, financial condition and cash flows.

Some of our assets have guarantees from Abengoa linked to the construction or other contracts. Those guarantees cover certain failures, repairs or replacement of some equipment. Any failure by Abengoa to meet its obligations under such guarantees could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Supplier concentration may expose us to significant financial credit or performance risk

We often rely on a single contracted supplier or a small number of suppliers, which in some cases are subsidiaries of Abengoa, for the provision of equipment, technology, fuel, transportation of fuel, and/or other services required for the operation of certain of our facilities. In addition, certain of our suppliers, including Abengoa and its subsidiaries, provide long-term warranties with respect to the performance of their products or services. If any of these suppliers cannot perform under their agreements with us, or satisfy their related warranty obligations, we will need to utilize the marketplace to provide or repair these products and services. There can be no assurance that the marketplace can provide these products and services as, when and where required. We may not be able to enter into replacement agreements on favorable terms or at all. If we are unable to enter into replacement agreements to provide for equipment, technology or fuel and other required services, we would seek to purchase the related goods or services at market prices, exposing us to the risk of unavailability and market price volatility. We may also be required to make significant capital contributions to remove, replace or redesign equipment that cannot be supported or maintained by replacement suppliers, which could have a material adverse effect on our business, financial condition, results of operations, credit support terms and cash flows.

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

In addition, we have made and may continue to make equity investments in certain strategic assets managed by or together with third parties, including governmental entities and private entities. In certain cases, we may only have partial or joint control over a particular asset. For example, we currently hold only economic rights in respect of our Brazilian investment through ACBH. See “—Our exchangeable preferred equity investment in ACBH is subject to inherent risks and uncertainty”. In addition, we hold a minority stake in Honaine and do not have control over the operation of that asset. Investments in assets over which we have no, partial or joint control are subject to the risk that the other shareholders of the assets, who may have different business or investment strategies than us or with whom we may have a disagreement or dispute, may have the ability to independently make or block business, financial or management decisions, such as the decision to distribute dividends or appoint members of management, which may be crucial to the success of the project or our investment in the project, or otherwise implement initiatives which may be contrary to our interests. Additionally, the approval of other shareholders or partners may be required to sell, pledge, transfer, assign or otherwise convey our interest in such assets. Similarly, the approval of other shareholders or partners may be required to acquire Abengoa’s or third parties’ interests in potential acquisitions. Alternatively, other shareholders may have rights of first refusal or rights of first offer in the event of a proposed sale or transfer of our interests in such assets or in the event of our acquisition of an interest in new assets pursuant to the ROFO Agreement or with third parties. These restrictions may limit the price or interest level for our interests in such assets, in the event we want to sell such interests.

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

The facilities we operate are, in some cases, dangerous workplaces at which hazardous materials are handled. If we fail to maintain safe work environments, we can be exposed to significant financial losses, as well as civil and criminal liabilities

The facilities we operate often put our employees and others in close proximity with large pieces of mechanized equipment, moving vehicles, manufacturing or industrial processes, heat or liquids stored under pressure and highly regulated materials. On most projects and at most facilities, we, together with the operations and maintenance supplier, are responsible for safety and, accordingly, must implement safe practices and safety procedures, which are also applicable to on-site subcontractors. If we or the operations and maintenance supplier fail to design and implement such practices and procedures or if the practices and procedures are ineffective or if our O&M service providers or other suppliers do not follow them, our employees and others may become injured and our and others’ property may become damaged. Unsafe work sites also have the potential to increase employee turnover, increase the cost of a project to our customers or the operation of a facility, and raise our operating costs. Any of the foregoing could result in financial losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, our projects and the operation of our facilities can involve the handling of hazardous and other highly regulated materials, which, if improperly handled or disposed of, could subject us or our suppliers to civil and criminal liabilities. We are also subject to regulations dealing with occupational health and safety. Although we maintain functional groups whose primary purpose is to ensure we implement effective health, safety and environmental work procedures throughout our organization, the failure to comply with such regulations could subject us to liability. In addition, we may incur liability based on allegations of illness or disease resulting from exposure of employees or other persons to hazardous materials that we handle or are present in our workplaces.

Our business may be adversely affected by catastrophes, natural disasters, adverse weather conditions, climate change, unexpected geological or other physical conditions, or criminal or terrorist acts at one or more of our plants, facilities and electric transmission lines

If one or more of our plants, facilities or electric transmission lines were to be subject in the future to fire, flood, extreme weather conditions (including severe wind), earthquakes or other natural disaster, adverse weather conditions, drought, terrorism, power loss or other catastrophe, or if unexpected geological or other adverse physical conditions (including earthquakes) were to develop at any of our plants, facilities or electric transmission lines, we may not be able to carry out our business activities at that location or such operations could be significantly reduced. For example, drought may affect the cooling capacity of our concentrating solar power projects. Any of these circumstances could result in lost revenue at these sites during the period of disruption and costly remediation, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, despite security measures taken by us, it is possible that our sites and assets could be affected by criminal or terrorist acts. Any such acts could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

We may be subject to litigation and other legal proceedings

We are subject to the risk of legal claims and proceedings, requests for arbitration as well as regulatory enforcement actions in the ordinary course of our business and otherwise. The results of legal and regulatory proceedings cannot be predicted with certainty. We cannot guarantee that the results of current or future legal or regulatory proceedings or actions will not materially harm our business, financial condition, results of operations or operations, nor can we guarantee that we will not incur losses in connection with current or future legal or regulatory proceedings or actions that exceed any provisions we may have set aside in respect of such proceedings or actions or that exceed any available insurance coverage, which may have a material adverse effect on our business, financial condition, results of operations and cash flows. See “Item 4.B—Business Overview—Legal Proceedings.”

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

Our reputation is still affected by Abengoa’s reputation. The public image and reputation of Abengoa have suffered as a result of its financial condition and its restructuring process as discussed below. We have been adversely affected due to our relationship with Abengoa. Any further developments with respect to Abengoa’s financial condition or operating performance or any failure by Abengoa to satisfactorily resolve the proceedings discussed below could further harm our reputation, which could have an adverse effect on our business, financial condition and results of operations.

On November 27, 2015, Abengoa reported that it filed a communication pursuant to article 5bis of the Spanish Insolvency Law 22/2003 with the Mercantile Court of Seville nº 2. The filing by Abengoa was intended to initiate a process to try to reach an agreement with its main financial creditors, aimed to ensure the right framework to carry out such negotiations and provide Abengoa with financial stability in the short and medium term.

On September 24, 2016, Abengoa announced that it signed a restructuring agreement with a group of investors and creditors, which included a commitment from investors and banks to contribute new money to Abengoa. On the same date, Abengoa opened the accession period for the rest of its financial creditors. On October 28, 2016, Abengoa announced that it presented the request for judicial approval (“homologación judicial”) of its restructuring agreement to the Judge of the Mercantile Court of Seville. According to the announcement, Abengoa had previously obtained approval from creditors representing 86% of its financial debt, above the 75% limit required by the law. On November 8, 2016, the Judge of the Mercantile Court of Seville declared judicial approval of Abengoa’s restructuring agreement, extending the terms of the agreement to those creditors who had not approved the restructuring agreement. On November 22, 2016, Abengoa obtained the approval of its shareholders for the restructuring agreement and measures required to implement its restructuring. On December 16, 2016, Abengoa obtained the approval of the Chapter 11 plan for its U.S. subsidiaries and on December 20, 2016, Abengoa announced the insolvency proceeding of Abengoa Mexico. On February 3, 2017, Abengoa announced that it has obtained approval from creditors representing 94% of its financial debt following an extraordinary accession period.  On February 14, 2017, Abengoa announced that it launched a waiver request in order to approve certain amendments to the restructuring agreement and opened a voting period ending on February 28, 2017.

The implementation of Abengoa’s restructuring is subject to a series of conditions precedent which have not been fully completed as of the date of this report. We may suffer further reputational harm if Abengoa is unable to comply with the implementation’s conditions precedent, execute a restructuring and implement a viability plan for its future.

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

We utilize information technology and communications systems to run our business, the failure of which could significantly impact our operations and business

We are dependent upon information technology systems in the conduct of our operations. Our information technology systems are subject to disruption, damage or failure from a variety of sources, including, without limitation, computer viruses, security breaches, cyber-attacks, natural disasters and defects in design. Recently, energy facilities are experiencing an increased number of cyber-attacks. Cybersecurity incidents, in particular, are evolving and include malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data. Various measures have been implemented to minimize our risks related to information technology systems and network disruptions. However, given the unpredictability of the timing, nature and scope of information technology disruptions, we could potentially be subject to production downtimes, operational delays, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our cash flows, competitive position, financial condition or results of operations.

We maintain global information technology and communication networks and applications to support our business activities. Information technology security processes may not prevent future malicious actions, denial-of-service attacks, or fraud, resulting in corruption of operating systems, theft of commercially sensitive data, misappropriation of funds and business and operational disruption. Material system breaches and failures could result in significant interruptions that could in turn affect our operating results and reputation.

Risks Related to Our Assets

The concession agreements or power purchase agreements under which we conduct some of our operations are subject to revocation or termination

Certain of our operations are conducted pursuant to contracted concessions granted by various governmental bodies. Generally, these contracted concessions give us rights to provide services for a limited period of time, subject to various governmental regulations. The governmental bodies or private clients responsible for regulating and monitoring these services often have broad powers to monitor our compliance with the applicable concession contracts and can require us to supply them with technical, administrative and financial information. Among other obligations, we may be required to comply with operating targets and efficiency and safety standards established in the concession. Such commitments and standards may be amended in certain cases by the governmental bodies. Our failure to comply with the concession agreements or other regulatory requirements may result in contracted concessions being revoked, not being granted, upheld or renewed in our favor, or, if granted, upheld or renewed, may not be done on as favorable terms as currently applicable. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In some of the markets in which we are present, or in which we may own assets in the future, political instability, economic crisis or social unrest may give rise to a change in policies regarding long-term contracted assets with private companies, like us, in strategic sectors such as power generation, electric transmission or water. Any such changes could lead to modifications of the economic terms of our concession contracts or, in extreme scenarios, the nationalization of our assets, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Revenues in our solar assets in Spain are mainly defined by regulation and some of the parameters defining the remuneration are subject to review every six years

In 2013 and 2012, the Spanish government modified regulations applicable to renewable energy assets, including solar power. According to Royal Decree 413/2014, solar electricity producers in Spain receive: (i) the pool price for the power they produce and (ii) a payment based on the standard investment cost for each type of plant (without any relation whatsoever to the amount of power they generate). This payment based on investment (in €/MW of installed capacity) is supplemented, in the case of solar plants, by an “operating payment” (in €/MWh produced).

The principle driving this economic regime is that the payments received by a renewable energy producer should be equivalent to the costs that they are unable to recover on the electricity market where they compete with non-renewable technologies. This economic regime seeks to allow a “well-run and efficient enterprise” to recover the costs of building and running a plant, plus a reasonable return on investment (project investment rate of return). This reasonable return is currently calculated as the average yield on Spanish government 10-year bonds on the secondary market in a 24-month period preceding the new regulatory period, plus a spread.

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

Payment criteria are based on prevailing economic conditions in Spain, demand for electricity and reasonable profits for electricity generation activities and can be revised every six years. The first regulatory period commenced on July 14, 2013, the date on which Royal Decree-law 9/2013 came into force, and will end on December 31, 2019. The values of parameters used to calculate the payments can be changed at the end of each regulatory period, except for a plant’s useful life and the value of a plant’s initial investment. Unless reviewed, payment criteria will be considered to be extended for the subsequent regulatory period.

If the payments for renewable energy plants are revised to lower amounts in the next regulatory period starting in 2020, this could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Revenue from our contracted assets and concessions is significantly dependent on regulated tariffs or other long-term fixed rate arrangements that restrict our ability to increase revenue from these operations

The revenue that we generate from our contracted concessions is significantly dependent on regulated tariffs or other long-term fixed rate arrangements. Under most of our concession agreements, a tariff structure is established in such agreements, and we have limited or no possibility to independently raise tariffs beyond the established rates and indexation or adjustment mechanisms. Similarly, under a long-term PPA, we are required to deliver power at a fixed rate for the contract period, in some cases with predefined escalation rights. In addition, we may be unable to adjust our tariffs or rates as a result of fluctuations in prices of raw materials, exchange rates, labor and subcontractor costs during the operating phase of these projects, or any other variations in the conditions of specific jurisdictions in which our concession-type infrastructure projects are located, which may reduce our profitability. Moreover, in some cases, if we fail to comply with certain pre-established conditions, the government or customer (as applicable) may reduce the tariffs or rates payable to us. In addition, during the life of a concession, the relevant government authority may unilaterally impose additional restrictions on our tariff rates, subject to the regulatory frameworks applicable in each jurisdiction. Governments may also postpone annual tariff increases until a new tariff structure is approved without compensating us for lost revenue. Furthermore, changes in laws and regulations may, in certain cases, have retroactive effect and expose us to additional compliance costs or interfere with our existing financial and business planning.

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

Our solar and wind projects will be negatively affected if there are adverse changes to national and international laws and policies that support renewable energy sources

Certain countries, such as the United States, a market that is one of our principal markets, have in recent years enacted policies of active support for renewable energy. These policies have included feed-in tariffs and renewable energy purchase obligations, mandatory quotas and/or portfolio standards imposed on utilities and certain tax incentives (such as the Investment Tax Credit in the United States). See “Item 4.B—Business Overview—Regulation—Regulation in the United States—U.S. Federal Income Tax Incentives and other Federal Considerations for Renewable Energy Generation Facilities—Section 1603 U.S. Treasury Grant Program.”

Certain policies currently in place may expire, be suspended or be phased out over time, cease upon exhaustion of the allocated funding or be subject to cancellation or non-renewal, particularly if the cost of renewable energy exceeds the cost of generation of energy from other means. Accordingly, we cannot guarantee that such government support will be maintained in full, in part or at all. See “—Government regulations providing incentives and subsidies for renewable energy could change at any time, including pursuant to the proposed environmental and tax policies of the current administration in the United States, and such changes may negatively impact our growth strategy”.

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

Our exchangeable preferred equity investment in ACBH is subject to inherent risks and uncertainty

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

•
On January 29, 2016, Abengoa informed us that several indirect subsidiaries of Abengoa in Brazil, including ACBH, have initiated an insolvency procedure under Brazilian law (“reorganizaçao judiciaria”) as a “Pedido de processamento conjunto”, which means the substantial consolidation of the three main subsidiaries of Abengoa in Brazil, including ACBH.

•	In April 2016, Abengoa presented a consolidated restructuring plan in the Brazilian Court, including ACBH and two other subsidiaries. We are working on the legal defense to protect our interests.

•	In addition, in the third quarter of 2016, we signed an agreement with Abengoa on the ACBH preferred equity investment, among other subjects, with the following main consequences:

•
Abengoa acknowledged it failed to fulfill its obligations under the agreements related to the preferred equity investment in ACBH and, as a result, we are the legal owner of the dividends we withheld from Abengoa, amounting to $28.0 million;

•
Abengoa recognized a non-contingent credit for €300 million (approximately $316 million), corresponding to the guarantee provided by Abengoa, S.A. regarding the preferred equity investment in ACBH, subject to restructuring and adjustments for dividends retained after the agreement. On October 25, 2016, we signed Abengoa’s restructuring agreement and accepted, subject to implementation of the restructuring, to receive 30% of the amount (approximately $95 million nominal value) of this credit in the form of tradable notes to be issued by Abengoa. Upon completion of the restructuring, this debt, or Restructured Debt, would have a junior status within Abengoa’s debt structure post-restructuring. The remaining 70% (approximately $221 million nominal value) would be received in the form of equity in Abengoa. As of the date of this report, there is a high degree of uncertainty on the value of this debt and equity;

•
In order to convert this junior debt into senior debt, Atlantica Yield has agreed, subject to implementation of the restructuring, to participate in Abengoa’s issuance of asset-backed notes, or the New Money 1 Tradable Notes, with up to €48 million (approximately $51 million), subject to scale-back following the allocation process contemplated in Abengoa’s restructuring. In the fourth quarter of 2016 we reached an agreement with an investment fund to sell approximately 50% of the New Money 1 Tradable Notes that we are assigned.  As a result, we expect the final investment to be less than €24 million (approximately $25 million). The New Money 1 Tradable Notes are backed by a ring-fenced structure including Atlantica Yield’s shares and A3T, a cogeneration plant in Mexico. The New Money 1 Tradable Notes offer the highest level of seniority in Abengoa’s debt structure post-restructuring. Upon our purchase of the New Money 1 Tradable Notes, the Restructured Debt would be converted into senior debt;

•	Upon receipt of the Restructured Debt and Abengoa equity, we would waive our rights under the ACBH agreements, including our right to retain the dividends payable to Abengoa.

Assuming Abengoa completes its restructuring, there is nevertheless a high degree of uncertainty as to the final value of the Restructured Debt, New Money 1 Tradable Notes and equity.  Failure to receive these instruments or failure to monetize these instruments may have a material adverse effect on our financial business, financial condition, results of operations and cash flows.

Despite our economic rights in respect of our preferred equity investment in ACBH, there is a high probability that we will not receive the annual payment of the $18.4 million dividend in any subsequent year. In addition, our ability to exchange the preferred equity investment for ordinary shares of project companies owned by ACBH following the initial five-year period would be greatly reduced. Any exchange of shares would be subject to relevant approvals, including from regulatory bodies, financing banks or equity partners at the project level, which ACBH may fail to secure. Our right to exchange our preferred equity investment could be further affected by related insolvency proceedings.

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

Certain of our facilities are newly constructed and may not perform as expected

Our expectations regarding the operating performance of Solana, which reached COD in the fourth quarter of 2013; ATS and Quadra 2, which reached COD in the first quarter of 2014; Palmatir and Quadra 1, which reached COD in the second quarter of 2014; Mojave and Cadonal, which reached COD in the fourth quarter of 2014; Kaxu, which reached COD in the first quarter of 2015; ATN2, which reached COD in the second quarter of 2015; and our other newly-constructed assets are based on assumptions, estimates and past experience with similar assets that Abengoa has developed and built, and without the benefit of a substantial operating history. Our projections regarding our ability to pay dividends to holders of our shares assume newly-constructed facilities perform to our expectations. However, the ability of these facilities to meet our performance expectations is subject to the risks inherent in newly-constructed power generation facilities and the construction of such facilities, including, but not limited to, degradation of equipment in excess of our expectations, system failures and outages. The failure of these facilities to perform as we expect could have a material adverse effect on our business, financial condition, results of operations and cash flows and our ability to pay dividends to holders of our shares. In the case of Solana, we have a partnership with Liberty Interactive Corporation, or Liberty, pursuant to which Liberty agreed to invest $300 million in the parent company of the project entity, in exchange for the right to receive 61.20% of taxable losses and distributions until such time as Liberty reaches a certain rate of return, or the “Flip Date”, and 22.60% of taxable losses and distributions thereafter. If Solana does not reach the expected operating performance, the Flip Date may be delayed, which can adversely affect the cash flows expected from that project.

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

We base our investment decisions with respect to each renewable generation facility on the findings of related wind and solar studies conducted on-site by third parties prior to construction or based on historical conditions at existing facilities. However, actual climatic conditions at a facility site, particularly wind conditions, which are sometimes severe, may not conform to the findings of these studies and therefore, our solar and wind energy facilities may not meet anticipated production levels or the rated capacity of our generation assets, which could adversely affect our business, financial condition and results of operations and cash flows.

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

Risks Related to Our Relationship with Abengoa

Abengoa filed for protection under article 5bis of the Spanish Insolvency Laws in November 2015 and is currently working to close a restructuring agreement, and we cannot guarantee that they will be successful

On November 27, 2015, Abengoa reported that it filed a communication pursuant to article 5bis of the Spanish Insolvency Law 22/2003 with the Mercantile Court of Seville nº 2. The filing by Abengoa was intended to initiate a process to try to reach an agreement with its main financial creditors, aimed to ensure the right framework to carry out such negotiations and provide Abengoa with financial stability in the short and medium term. The Mercantile Court published a decree to admit the filing of the communication on December 15, 2015 and set a deadline of March 28, 2016 for Abengoa to reach an agreement with its main financial creditors.

The filing under article 5bis was intended to allow Abengoa to protect and preserve its value while it works on the design and development of an appropriate viability plan for its future.

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

On September 24, 2016, Abengoa announced that it signed a restructuring agreement with a group of investors and creditors, which included a commitment from investors and banks to contribute new money to Abengoa. On the same date, Abengoa opened the accession period for the rest of its financial creditors. On October 28, 2016, Abengoa announced that it presented the request for judicial approval (“homologación judicial”) of its restructuring agreement to the Judge of the Mercantile Court of Seville. According to the announcement, Abengoa had previously obtained approval from creditors representing 86% of its financial debt, above the 75% limit required by the law. On November 8, 2016, the Judge of the Mercantile Court of Seville declared judicial approval of Abengoa’s restructuring agreement, extending the terms of the agreement to those creditors who had not approved the restructuring agreement. On November 22, 2016, Abengoa obtained the approval of its shareholders for the restructuring agreement and measures required to implement its restructuring. On December 16, 2016, Abengoa obtained the approval of the Chapter 11 plan for its U.S. subsidiaries and on December 20, 2016, Abengoa announced the insolvency proceeding of Abengoa Mexico. On February 3, 2017, Abengoa announced that it has obtained approval from creditors representing 94% of its financial debt following an extraordinary accession period.   On February 14, 2017, Abengoa announced that it launched a waiver request in order to approve certain amendments to the restructuring agreement and opened a voting period ending on February 28, 2017. The implementation of Abengoa’s restructuring is subject to a series of conditions precedent which are not fully completed as the date of this report.

The financing arrangements of some of our project subsidiaries contain cross-default provisions related to Abengoa, such that debt defaults by Abengoa, subject to certain threshold amounts and/or a restructuring process, could trigger defaults under such project financing arrangements. These cross-default provisions expire progressively over time, remaining in place until the termination of the obligations of Abengoa under such project financing arrangements. We are currently in discussions with our project finance lenders.

Although we do not expect the acceleration of debt to be declared by the credit entities, certain project entities did not have contractually, as of December 31, 2016, what International Accounting Standards define as an unconditional right to defer the settlement of the debt for at least twelve months after that date, as the cross-default provisions make that right not totally unconditional, and therefore the debt of Kaxu and Cadonal has been presented as current in the Annual Consolidated Financial Statements. See note 1 to our Annual Consolidated Financial Statements.

In addition, most of our project financing arrangements contain a change of control provision that would be triggered if Abengoa ceases to own at least 35% of Atlantica Yield’s shares. Based on the most recent public information, Abengoa currently owns 41.47% of our ordinary shares. In connection with various financing agreements, Abengoa has disclosed that as of the date of this report, 41,530,843 of Atlantica Yield shares, representing approximately 41.44% of our outstanding shares, have been pledged as collateral. If Abengoa defaults on any of these or future financing arrangements, lenders may foreclose on the pledged shares and, as a result, Abengoa could eventually own less than 35% of Atlantica Yield’s outstanding shares. As a result, we would be in breach of covenants under the applicable project financing arrangements. Additionally, if Abengoa sells, transfers or signs new financing arrangements considered a transfer of ABY shares, we could be in breach of covenants under the applicable project financing arrangements.

During the years 2015 and 2016, waivers and forbearances have been obtained for most of our project financing agreements from all the parties of these project financing arrangements containing such covenants. As of the date of this report, waivers or forbearances are still required for ACT and Kaxu. In the case of Solana and Mojave, the forbearance agreement signed with the U.S. Department of Energy, or the DOE, with respect to these assets covers reductions of Abengoa’s ownership resulting from (i) a court-ordered or lender-initiated foreclosure pursuant to the existing pledge over Abengoa’s shares of the Company that occurs prior to March 31, 2017, (ii) a sale or other disposition at any time pursuant to a bankruptcy proceeding by Abengoa, (iii) changes in the existing Abengoa pledge structure in connection with Abengoa’s restructuring process, aimed at pledging the shares under a new holding company structure, and (iv) capital increases by us. In the event of other reductions of Abengoa’s ownership below the minimum ownership threshold resulting from sales of shares by Abengoa, DOE remedies will not include debt acceleration, but DOE remedies available would include limitations on distributions to us from our subsidiaries. In addition, the minimum ownership threshold for Abengoa in us has been reduced from 35% to 30%.

As of the date of this annual report, we continue to work on obtaining waivers or forbearances for Kaxu and ACT.

We have not identified any PPAs or any contracts with offtakers that include any cross-default provision relating to Abengoa or any minimum ownership provision.

In addition, neither our Credit Facility nor our Note Issuance Facility includes a cross-default provision related to Abengoa. They include, however, a cross-default provision related to a default by our project subsidiaries in their financing arrangements, such that a payment default by one or more of our non-recourse subsidiaries representing more than 20% of the cash available for distribution distributed in the previous four fiscal quarters could trigger a default under our Credit Facility and our Note Issuance Facility. Additionally, under the terms of our Credit Facility, we are required to comply with (i) a maintenance leverage ratio of our indebtedness at the holding level to our cash available for distribution of 5.25:1.00 on and after January 1, 2016 and prior to January 1, 2017 and of 4.75:1.00 on and after January 1, 2017, and (ii) an interest coverage ratio of 2.00:1.00 of cash available for distribution to debt service payments for the duration of the Agreement. Under the terms of our Note Issuance Facility, we are required to comply with (i) a maintenance leverage ratio of our indebtedness to our cash available for distribution of 5.00:1.00 on and after January 1, 2017, and of 4.75:1.00 on and after January 1, 2020, and (ii) a debt service coverage ratio of 2.00:1.00 of cash available for distribution to debt service payments. A payment default in several of our project companies or restrictions in distributions from several of our project companies may trigger these covenants.

Furthermore, although we have separated our IT systems from Abengoa’s, we still rely on some of Abengoa’s operational IT systems and communications in some of our assets.

If Abengoa is unsuccessful in fulfillment of conditions precedent, execution of the restructuring or implementation of a viability plan, it would have a material adverse effect on our business, financial condition, results of operations and cash flows.

Abengoa’s financial condition could affect its ability to meet its obligations under the Currency Swap Agreement and to maintain existing guarantees and letters of credit under the Financial Support Agreement

We expect that Abengoa’s financial condition could affect its ability to comply with its obligations under the Currency Swap Agreement and Financial Support Agreement. Any failure by Abengoa to meet its obligations under such agreements could adversely affect our business or the operation of our facilities and have a material adverse effect on our business, financial condition, results of operations and cash flows. We depend on Abengoa maintain existing guarantees and letters of credit in our favor under the Financial Support Agreement. If Abengoa were to fail to provide the requisite financial support, we may be unable to substitute guarantees and letters of credit from a third party on comparable terms, without undue delay or at all. In addition, as disclosed in our Annual Consolidated Financial Statements as of December 31, 2016 and 2015, and for the years 2016, 2015 and 2014, we have accounts receivable with certain subsidiaries of Abengoa. Additionally, Abengoa has a number of obligations which have resulted or could result in additional liability obligations to us or our assets. Inability of these subsidiaries to pay their obligations when due would have a negative impact in our cash position.

Abengoa is our largest shareholder and exercises substantial influence over us

Abengoa currently beneficially owns and is entitled to vote approximately 41.47% of our ordinary shares. As a result of this ownership, Abengoa has a substantial influence on our affairs and its ownership interest and voting power constitute a significant percentage of the shares eligible to vote on any matter requiring the approval of our shareholders. Such matters include the election of directors, the adoption of amendments to our articles of association and approval of mergers or sale of all or a high percentage of our assets. This concentration of ownership may also have the effect of discouraging others from making tender offers for our shares. There can be no assurance that the interests of Abengoa will coincide with the interests of the purchasers of our shares or that Abengoa will act in a manner that is in our best interests. If Abengoa sells its shares of Atlantica Yield to a single shareholder, that new shareholder could continue to exercise substantial influence and could seek to influence or change our strategy or corporate governance, or could take effective control of us.

We may not be able to consummate future acquisitions from Abengoa

Our ability to grow through acquisitions depends, in part, on Abengoa’s ability to present us with acquisition opportunities. On November 27, 2015, Abengoa reported that it filed a communication pursuant to article 5bis of the Spanish Insolvency Law 22/2003 with the Mercantile Court of Seville nº 2. On September 24, 2016, Abengoa announced that it signed a restructuring agreement with a group of investors and creditors, which included a commitment from investors and banks to contribute new money to Abengoa. On the same date, Abengoa opened the accession period for the rest of its financial creditors. On October 28, 2016, Abengoa announced that it presented the request for judicial approval (“homologación judicial”) of its restructuring agreement to the Judge of the Mercantile Court of Seville. According to the announcement, Abengoa had previously obtained approval from creditors representing 86% of its financial debt, above the 75% limit required by the law. On November 8, 2016, the Judge of the Mercantile Court of Seville declared judicial approval of Abengoa’s restructuring agreement, extending the terms of the agreement to those creditors who had not approved the restructuring agreement. On November 22, 2016, Abengoa obtained the approval of its shareholders for the restructuring agreement and measures required to implement its restructuring. On December 16, 2016, Abengoa obtained the approval of the Chapter 11 plan for its U.S. subsidiaries and on December 20, 2016, Abengoa announced the insolvency proceeding of Abengoa Mexico. On February 3, 2017, Abengoa announced that it has obtained approval from creditors representing 94% of its financial debt following an extraordinary accession period. On February 14, 2017, Abengoa announced that it launched a waiver request in order to approve certain amendments to the restructuring agreement and opened a voting period ending on February 28, 2017. The implementation of Abengoa’s restructuring is subject to a series of conditions precedent.   See “Item 4.A – Information on the Company – Abengoa’s restructuring process”.

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

If Abengoa is unable to consummate its restructuring agreement as approved by the Judge of the Mercantile Court of Seville, it may be forced to initiate a bankruptcy filing under Spanish Insolvency law and, as a result, it may be subject to insolvency claw-back actions in which transactions may be set aside

Under Spanish insolvency law, the transactions a company has entered into during the two years prior to the opening of insolvency proceedings can be set aside, irrespective of whether there was intent to defraud, if those transactions are considered materially damaging to the insolvency estate. Material damage is assessed on the basis of the circumstances at the time the transaction was carried out, without the benefit of hindsight and without considering subsequent events or occurrences, including events in relation to insolvency proceedings or the request to set-aside the transaction.  Though we could be considered a “connected person” for purposes of Spanish bankruptcy proceedings (which triggers a presumption of damage), transactions we have entered into with Abengoa in the previous two years before it is declared insolvent (if such action were to take place) would not automatically be set aside. The court would consider if the transactions were detrimental to Abengoa on the terms on which they were made and the suitability of the transactions at the time they were entered into, if the transaction followed market standards and prices, had real economic value and if a transaction was carried out on the same conditions as it would have been by independent parties.

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

Our ownership structure and certain service agreements may create significant conflicts of interest that may be resolved in a manner that is not in our best interests or the best interests of our minority shareholders

Our ownership structure involves a number of relationships that may give rise to certain conflicts of interest between us, Abengoa and the rest of our shareholders. Three of our eight directors are affiliated with Abengoa. Additionally, operation and maintenance services are provided by subsidiaries of Abengoa for most of our assets, and some of our subsidiaries still have back-office services agreements in place with subsidiaries of Abengoa.

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

Risks Related to Our Indebtedness

Our indebtedness could adversely affect our ability to raise additional capital to fund our operations or pay dividends. It could also expose us to the risk of increased interest rates and limit our ability to react to changes in the economy or our industry as well as impact our cash available for distribution

As of December 31, 2016, we had approximately (i) $5,330.5 million of total indebtedness under various project-level debt arrangements and (ii) $668.2 million of total indebtedness under our corporate arrangements, which include the 2019 Notes and our drawdowns under the Credit Facility and the Note Issuance Facility. Our substantial debt could have important negative consequences on our financial condition, including:

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

The operating and financial restrictions and covenants in the indenture governing the 2019 Notes, the credit agreement governing the Credit Facility, and the facility agreement governing the Note Issuance Facility may adversely affect our ability to finance our future operations or capital needs, to engage in other business activities that may be in our interest and to execute our business strategy as we intend to do so.

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

The Credit Facility contains covenants that limit certain of our and the guarantors’ activities, including those relating to: mergers; consolidations; the ability to incur additional indebtedness; sales, transfers and other dispositions of property and assets; providing new guarantees; investments; granting additional security interests, transactions with affiliates and our ability to pay cash dividends is also subject to certain standard restrictions. Additionally, we are required to comply with (i) a maintenance leverage ratio of our indebtedness at the holding level to our cash available for distribution of 4.75:1.00 after January 1, 2017 and (ii) an interest coverage ratio of cash available for distribution to debt service payments of 2.00:1.00 for the duration of the agreement. The Credit Facility also contains customary events of default, the ability of the lenders to declare the unpaid principal amount of all outstanding loans, and interest accrued thereon, to be immediately due and payable. In addition, our Credit Facility includes a cross-default provision related to a default by our project subsidiaries in their financing arrangements, such that a payment default by one or more of our non-recourse subsidiaries representing more than 20% of the cash available for distribution distributed in the previous four fiscal quarters could trigger a default under our Credit Facility.

Additionally, the Note Issuance Facility contains covenants that limit certain of our and the guarantors’ activities, including those relating to: mergers; consolidations; the ability to incur additional indebtedness; sales, transfers and other dispositions of property and assets; providing new guarantees; investments; granting additional security interests, transactions with affiliates and our ability to pay cash dividends is also subject to certain standard restrictions. Additionally, we are required to comply with (i) a maintenance leverage ratio of our indebtedness (including that of our subsidiaries) to our cash available for distribution of 5.00:1.00 on and after January 1, 2017, and of 4.75:1.00 on and after January 1, 2020, and (ii) a debt service coverage ratio of 2.00:1.00 of cash available for distribution to debt service payments.

If we violate any of these covenants, a default may result, which, if not cured or waived, could result in the acceleration of our debt and could limit our ability to pay dividends.

The agreements governing our project-level financing contain financial and other restrictive covenants that limit our project subsidiaries’ ability to make distributions to us or otherwise engage in activities that may be in our long-term best interests. The extent of the restrictions on our subsidiaries’ ability to transfer assets to us through loans, advances or cash dividends without the consent of third parties is significant. The project-level financing agreements generally prohibit distributions from the project entities to us unless certain specific conditions are met, including the satisfaction of certain financial ratios. In addition, the project-level financing for some of our assets prohibits distributions until the first principal repayment is made. Our inability to satisfy certain financial covenants may prevent cash distributions by the particular project(s) to us and, our failure to comply with those and other covenants could result in an event of default which, if not cured or waived, may entitle the related lenders to demand repayment or enforce their security interests, which could have a material adverse effect on our business, results of operations, financial condition and cash flows. In addition, failure to comply with such covenants, including covenants under our 2019 Notes, the Credit Facility and the Note Issuance Facility, may entitle the related noteholders or lenders, as applicable, to demand repayment and accelerate all such indebtedness. If our project-level subsidiaries are unable to make distributions, it would likely have a material adverse effect on our ability to pay dividends to holders of our shares.

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

In addition, our ability to arrange financing, either at the corporate level or at a non-recourse project-level subsidiary, and the costs of such capital, are dependent on numerous factors, including:

•	general economic and capital market conditions;

•	credit availability from banks and other financial institutions;

•	investor confidence in us, our partners and Abengoa, as our largest shareholder;

•	final outcome of Abengoa’s insolvency proceedings;

•	our financial performance and the financial performance of our subsidiaries;

•	our level of indebtedness and compliance with covenants in debt agreements;

•	maintenance of acceptable project credit ratings or credit quality;

•	cash flow; and

•	provisions of tax and securities laws that may impact raising capital.

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

Potential future defaults by our subsidiaries, Abengoa or other persons could adversely affect us

Our project subsidiaries’ financing agreements are primarily loan agreements and related documents which, except as noted below, require the loans to be repaid solely from the revenue of the project being financed thereby, and provide that the repayment of the loans (and interest thereon) is secured solely by the shares, physical assets, contracts and cash flow of that project company. This type of financing is usually referred to herein as “project debt.” As of December 31, 2016, we had $5,330.5 million of outstanding indebtedness under various project-level debt arrangements.

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

The financing arrangements of some of our project subsidiaries contain cross-default provisions related to Abengoa, such that debt defaults by Abengoa could trigger defaults under such project financing arrangements.

Although we do not expect the acceleration of debt to be declared by the credit entities, as of December 31, 2016, the project debt agreements for Kaxu and Cadonal did not have what International Accounting Standards define as an unconditional right to defer the settlement of the debt for at least twelve months after that date, as the cross-default provisions make that right not totally unconditional, and therefore the debt has been presented as current in our financial statements. As a result, current liabilities in the consolidated condensed statement of financial position are higher than current assets. See note 15 to our Annual Consolidated Financial Statements.

Neither our Credit Facility nor our Note Issuance Facility include a cross-default provision related to Abengoa. They both include, however, a cross-default provision related to a default by our project subsidiaries in their financing arrangements. Under the Credit Facility, a payment default by one or more of our non-recourse subsidiaries representing more than 20% of the cash available for distribution distributed in the previous four fiscal quarters could trigger a default under our Credit Facility. In addition, our Note Issuance Facility includes a cross-default provision related to a payment default by (i) us or our subsidiaries, other than our non-recourse subsidiaries, with respect to indebtedness for more than $75 million, or (ii) our non-recourse subsidiaries with respect to indebtedness for more than $100 million.

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

Risks Related to Ownership of our Shares

We may not be able to pay a specific or increasing level of cash dividends to holders of our shares in the future

The amount of our cash available for distribution principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the level and timing of capital expenditures we make;

•	the level of our operating and general and administrative expenses;

•	seasonal variations in revenues generated by the business;

•	operational performance of our assets;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	our ability to borrow funds;

•	restrictions contained in our debt agreements (including our project-level financing);

•	potential restrictions on payment of dividends arising from cross-default provisions with Abengoa or change of ownership provisions included in certain of our project financing agreements; and

•	other business risks affecting our cash levels.

As a result of all these factors, we cannot guarantee that we will have sufficient cash generated from operations to pay a specific or increasing level of cash dividends to holders of our shares. Furthermore, holders of our shares should be aware that the amount of cash available for distribution depends primarily on our cash flow, and is not solely a function of profitability, which is affected by non-cash items. We may incur other expenses or liabilities during a period that could significantly reduce or eliminate our cash available for distribution and, in turn, impair our ability to pay dividends to shareholders during the period. Because we are a holding company, our ability to pay dividends on our shares is limited by restrictions or limitations on the ability of our subsidiaries to pay dividends or make other distributions, such as pursuant to shareholder loans, capital reductions or other means, to us, including restrictions under the terms of the agreements governing project-level financing, the 2019 Notes, the Credit Facility, the Note Issuance Facility or legal, regulatory or other restrictions or limitations applicable in the various jurisdictions in which we operate, such as exchange controls or similar matters or corporate law limitations, any of which could change from time to time and thereby limit our subsidiaries’ ability to pay dividends or make other distributions to us. Our project-level financing agreements generally prohibit distributions to us unless certain specific conditions are met, including the satisfaction of financial ratios.

In 2016, our board of directors decided not to pay a dividend with respect to the first quarter, and declared a reduced dividend in the following quarters, based on the fact that certain of our assets contain cross default provisions and change of ownership provisions with Abengoa. Some of the waivers and forbearances obtained are conditional and we are still working to secure waivers for ACT and Kaxu. As a result, we cannot assure you that our board of directors will not take similar measures in upcoming periods.

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

We are a holding company and our only material assets are our interests in our subsidiaries, upon whom we are dependent for distributions to pay dividends, taxes and other expenses

We are a holding company whose sole material assets consist of our interests in our subsidiaries. We do not have any independent means of generating revenue. We intend to cause our operating subsidiaries to make distributions to us in an amount sufficient to cover our corporate debt services, corporate general expenses and administrative expenses, all applicable taxes payable and dividends, if any, declared by us. To the extent that we need funds for a quarterly cash dividend to holders of our shares or otherwise, and one or more of our operating subsidiaries is restricted from making such distributions under the terms of its financing or other agreements or applicable law and regulations or is otherwise unable to provide such funds, it could materially adversely affect our liquidity and financial condition and limit our ability to pay dividends to shareholders.

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

Market interest rates may have an effect on the value of our shares

One of the factors that will influence the price of our shares will be the effective dividend yield of our shares (i.e., the yield as a percentage of the then-market price of our shares) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of our shares to expect a higher dividend yield. Since the recent election in the U.S., expectations of higher interest rates have increased in the markets. Our inability to increase our dividend as a result of an increase in borrowing costs, insufficient cash available for distribution or otherwise could result in selling pressure on, and a decrease in, the market price of our shares as investors seek alternative investments with higher yield.

Market volatility may affect the price of our shares and the value of your investment

The market for securities issued by issuers such as us is influenced by economic and market conditions and, to varying degrees, market conditions, interest rates, currency exchange rates and inflation rates in other countries. There can be no assurance that events in the United States, Latin America, Europe, Africa or elsewhere will not cause market volatility or that such volatility will not adversely affect the price of the shares or that economic and market conditions will not have any other adverse effect. Fluctuations in interest rates may give rise to arbitrage opportunities based upon changes in the relative value of the shares. Any trading by arbitrageurs could, in turn, affect the trading price of the shares. In the past there has been correlation between the price of our shares the price of oil and the price of shares of master limited partnerships, or MLPs, and a decline in the price of oil or MLP shares could cause a decline in the price of our shares. Securities markets in general may experience extreme volatility that is unrelated to the operating performance of particular companies. Any broad market fluctuations may adversely affect the trading of our shares.

In addition, the market price of our shares may fluctuate in the event of negative developments in Abengoa, the termination of the ROFO Agreement, the Support Services Agreement or additions or departures of our key personnel, changes in market valuations of similar companies or Abengoa and/or speculation in the press or investment community regarding us or Abengoa.

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

Future sales of our shares by Abengoa or its lenders may cause the price of our shares to fall

The market price of our shares could decline as a result of future sales by Abengoa of its shares in the market, or the perception that these sales could occur. Abengoa currently owns 41.47% of our ordinary shares. As of September 23, 2016, Abengoa has pledged 41,530,843 of our ordinary shares, representing approximately 41.44% of our outstanding shares, to financial institutions as collateral for borrowings under financing arrangements. If Abengoa defaults on any of these financing arrangements, such lenders may foreclose on the shares and sell the shares in the market. Future sales of substantial amounts of the shares and/or equity-related securities in the public market, or the perception that such sales could occur, could adversely affect prevailing trading prices of the shares and could impair our ability to raise capital through future offerings of equity or equity-related securities. The price of the shares could be depressed by investors’ anticipation of the potential sale in the market of substantial additional amounts of shares. Disposals of shares could increase the number of shares being offered for sale in the market and depress the trading price of our shares.

As a “foreign private issuer” in the United States, we are exempt from certain rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. companies

As a “foreign private issuer,” we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

If we were to lose our “foreign private issuer” status, we would no longer be exempt from certain provisions of the U.S. securities laws we would be required to commence reporting on forms required of U.S. companies, and we could incur increased compliance and other costs, among other consequences.

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

There are limitations on enforceability of civil liabilities under U.S. federal securities laws

We are incorporated under the laws of England and Wales. Most of our officers and directors reside outside of the United States. In addition, a portion of our assets and the majority of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible to serve legal process on persons located outside the United States and to force them to appear in a U.S. court. It may also be difficult or impossible to enforce a judgment of a U.S. court against persons outside the United States, or to enforce a judgment of a foreign court against such persons in the United States. We believe that there may be doubt as to the enforceability against persons in England and Wales and in Spain, whether in original actions or in actions for the enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the laws of the United States, including its federal securities laws. Because we are a foreign private issuer, our directors and officers will not be subject to rules under the Exchange Act that under certain circumstances would require directors and officers to forfeit to us any “short-swing” profits realized from purchases and sales, as determined under the Exchange Act and the rules thereunder, of our equity securities. In addition, punitive damages in actions brought in the United States or elsewhere may be unenforceable in England and Wales and in Spain.

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

Risks Related to Taxation

Changes in our tax position can significantly affect our reported earnings and cash flows

Changes in corporate tax rates and/or other relevant tax laws in the United Kingdom, the United States or the other countries in which our assets are located could have a material impact on our future tax rate and/or our required tax payments. Although we consider our tax provision to be adequate, the final determination of our tax liability could be different from the forecasted amount, which could have potential adverse effects on our financial condition and cash flows. In relation to the United Kingdom Controlled Foreign Company regime, or the U.K. CFC rules, we have good arguments to consider that the foreign entities held under Atlantica Yield would not be subject to the U.K. CFC rules. Changes to the U.K. CFC rules or adverse interpretations of them, could have effects on the future tax rate and/or required tax payments in Atlantica Yield. With respect to some of our projects, we must meet defined requirements to apply favorable tax treatment, such as lower tax rates or exemptions. We intend to meet these requirements in order to benefit from the favorable tax treatment; however, there can be no assurance that we will be able to comply with all of the necessary requirements in the future, or the requirements could change or be interpreted in another manner, which could give rise to a greater tax liability and which could have an adverse effect on our results of operations and cash flows.

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

Our ability to use U.S. NOLs to offset future income may be limited

Our ability to use U.S. NOLs generated in the future could be limited if we were to experience an “ownership change” as defined under Section 382 of the U.S. Internal Revenue Code of 1986, as amended, or the IRC, and similar state rules. In general, an “ownership change” would occur if our “5-percent shareholders,” as defined under Section 382 of the IRC, collectively increased their ownership in us by more than 50 percentage points over a rolling three-year period. A corporation that experiences an ownership change will generally be subject to an annual limitation on the use of its pre-ownership change U.S. NOLs equal to the equity value of the corporation immediately before the ownership change, multiplied by the long-term tax-exempt rate for the month in which the ownership change occurs, and increased by a certain portion of any “built-in-gains.” Future sales of our shares by Abengoa, or sales of shares of Abengoa, as well as future issuances by us or Abengoa could contribute to a potential ownership change. In any case, in the event that section 382 would be applicable on our U.S. NOLs as a consequence of a potential ownership change, it is likely the NOLs could still be utilized because of this limitation would not negatively impact on our U.S. assets according to the provisions contained in that section.

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

If we are a passive foreign investment company for U.S. federal income tax purposes for any taxable year, U.S. Holders of our shares could be subject to adverse U.S. federal income tax consequences

If we were a “passive foreign investment company” within the meaning of Section 1297 of the IRC (a “PFIC”) for any taxable year during which a U.S. Holder held our shares, certain adverse U.S. federal income tax consequences may apply to the U.S. Holder. We do not believe that we were a PFIC for our 2016 taxable year and do not expect to be a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, PFIC status depends on the composition of a company’s income and assets and the fair market value of its assets (including, among others, less than 25% owned equity investments) from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we were a PFIC, U.S. Holders of our shares may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on capital gains and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred, and additional reporting requirements. See “Item 10.E—Taxation—Material U.S. Federal Income Tax Considerations—Passive foreign investment company rules.”

Changes in tax regimes may affect us adversely

Reduction or elimination of tax benefits, or reduction of tax rates overall, in the United States and other markets could adversely affect the market for investments in our projects by third parties. The Trump administration in the United States has suggested it will seek to implement tax reform, which may include a reduction in corporate tax rates and limitations on the deductibility of interest expense, among other measures. A reduction in corporate tax rates could make investments in renewable projects less attractive to potential tax equity investors, in which case we may not be able to obtain third-party financing on terms as beneficial as in the past, or at all, which could limit our ability to grow our business.  Limitations on the deductibility of interest expense could reduce our ability to deduct the interest we pay on our debt.  These and other potential changes in tax regulations in the United States or other markets could have a material adverse effect on our results and cash flows.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We were incorporated in England and Wales as a private limited company on December 17, 2013 under the name “Abengoa Yield Limited.” On March 19, 2014, we were re-registered as a public limited company, under the name “Abengoa Yield plc.” On January 7, 2016, we changed our corporate brand to Atlantica Yield. At our annual shareholders meeting held in May 2016, we changed our legal name to Atlantica Yield plc. Our shares are listed on the NASDAQ Global Select Market under the symbol “ABY”.

The address of our principal executive offices is Great West House, GW1, 17th floor, Great West Road, Brentford, United Kingdom TW8 9DF, and our phone number is +44 203 499 0465.

We are a total return company that owns, manages, and acquires renewable energy, conventional power, electric transmission lines and water assets, focused on North America (the United States and Mexico), South America (Peru, Chile, Brazil and Uruguay) and EMEA (Spain, Algeria and South Africa). We intend to expand maintaining North America, South America and Europe as our core geographies.

On June 12, 2014, we completed our IPO and listed our shares on the NASDAQ Global Select Market under the symbol “ABY.” Prior to the consummation of our IPO, Abengoa transferred to us ten assets representing an initial portfolio comprising 710 MW of renewable energy generation, 300 MW of conventional power generation and 1,018 miles of electric transmission lines and an exchangeable preferred equity investment in ACBH. The assets in the initial portfolio consisted of:

•
Renewable energy assets include (i) two solar power plants in the United States, Solana and Mojave, each with a gross capacity of 280 MW; (ii) one on-shore wind farm in Uruguay, Palmatir, with a gross capacity of 50 MW and (iii) a solar power complex in Spain, Solaben 2/3, with a gross capacity of 100 MW.

•	Conventional power assets consist of ACT Energy Mexico, or ACT, a 300 MW cogeneration plant in Mexico.

•
Electric transmission lines in the initial portfolio consist of (i) two lines in Peru, ATN and ATS, spanning a total of 931 miles; and (ii) three lines in Chile, Quadra 1, Quadra 2, and Palmucho, spanning a total of 87 miles.

Upon our IPO, we signed an exclusive agreement with Abengoa, which we refer to as the ROFO Agreement, which provides us with a right of first offer on any proposed sale, transfer or other disposition of any of Abengoa’s contracted renewable energy, conventional power, electric transmission or water assets in operation and located in the United States, Canada, Mexico, Chile, Peru, Uruguay, Brazil, Colombia and the European Union, as well as four assets in selected countries in Africa, the Middle East and Asia. We refer to the contracted assets subject to the ROFO Agreement as the “Abengoa ROFO Assets.”

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

On August 3, 2016, we completed the acquisition of an 80% stake in Seville PV, a 1MW PV plant located next to Solnova 1/3/4.

Abengoa’s ownership in us

When we closed our initial public offering, Abengoa had a 64.28% interest in the Company. On January 22, 2015, Abengoa closed an underwritten public offering and sale of the Company’s ordinary shares and reduced its stake in us to 51.1% of our shares. On July 14, 2015, Abengoa sold 2,000,000 of our shares under Rule 144, reducing its stake to 49.1%.

On March 5, 2015, Abengoa sold an aggregate of $279 million of principal amount of exchangeable notes due 2017, or the Exchangeable Notes. The Exchangeable Notes are exchangeable, at the option of their holders, for ordinary shares of Atlantica Yield. As of September 23, 2016, the date of the most recent public information, according to publicly available information, Abengoa had delivered an aggregate of 7,595,639 shares of the Company to holders that exercised their option to exchange Exchangeable Notes. As a result, Abengoa holds 41.47% of our ordinary shares as of that date. In addition, as of September 23, 2016, there were 16,475.61 shares of the Company subject to delivery to holders of the Exchangeable Notes upon exchange of the outstanding Exchangeable Notes.

On December 24, 2015, a subsidiary of Abengoa entered into a secured loan facility under which it pledged and granted a first ranking security interest in 11,203,719 share of Atlantica Yield. On March 21, 2016, the same subsidiary entered into a different secured loan facility under which it pledged and granted a first raking security interest in 14,327,124 additional shares of Atlantica Yield. On September 18, 2016, the same subsidiary of Abengoa entered into a different secured term facility agreement under which it pledged and granted a security interest in 16,000,000 additional shares of Atlantica Yield. As a result, as of the date of the most recent public information, 41,530,842 shares of Atlantica Yield owned by Abengoa were pledged to different facilities.  We expect these shares to continue to be pledged to lenders under new facilities following Abengoa’s restructuring process.

Abengoa’s restructuring process

As previously disclosed, Abengoa reported that on November 27, 2015, it filed a communication pursuant to article 5 bis of the Spanish Insolvency Law 22/2003 with the Mercantile Court of Seville nº 2 which granted Abengoa a deadline of March 28, 2016 to reach an agreement with its main financial creditors. On March 28, 2016, Abengoa filed an application for judicial approval of a standstill agreement which had support of 75.04% of the financial creditors and on April 6, 2016, the judge issued judicial approval and extended the effects of the stay of the obligations referred to in the standstill agreement until October 28, 2016, to all creditors. On September 24, 2016, Abengoa announced that it signed a restructuring agreement with a group of investors and creditors and opened accession period for the rest of its creditors. On October 28, 2016, Abengoa filed an application for judicial approval of the restructuring agreement which, according to the announcement, had received support of 86% of its financial creditors, above the 75% legally required limit. On November 8, 2016, the judge declared the judicial approval extending the agreement terms to the rest of the creditors. On November 22, 2016, Abengoa obtained the approval of its shareholders for the restructuring agreement and measures required to implement its restructuring. On December 16, 2016, Abengoa obtained the approval of the Chapter 11 plan for its U.S. subsidiaries and on December 20, 2016, Abengoa announced the insolvency proceeding of Abengoa Mexico. On February 3, 2017, Abengoa announced that it has obtained approval from 94% of its financial creditors following an extraordinary accession period.  On February 14, 2017, Abengoa announced that it launched a waiver request in order to approve certain amendments to the restructuring agreement and opened a voting period ending on February 28, 2017. The implementation of Abengoa’s restructuring is subject to a series of conditions precedent.

The financing arrangements of some of our project subsidiaries contain cross-default provisions related to Abengoa, such that debt defaults by Abengoa, subject to certain threshold amounts and/or a restructuring process, could trigger defaults under such project financing arrangements. These cross-default provisions expire progressively over time, remaining in place until the termination of the obligations of Abengoa under such project financing arrangements. After having obtained waivers and forbearances for most of our project financing agreements, we still have cross-default provisions that have not been waived or forborne in Kaxu and we are currently in discussions with its project finance lenders to secure a waiver or forbearance. In addition, the financing agreements of some of the projects contain change of ownership provisions. During 2016, we obtained waivers and forbearances for most of our projects however, we are continuing to seek waivers for ACT and Kaxu. In the case of Solana and Mojave, the forbearance we obtained from the DOE has certain conditions.  See “Item 4.B—Business Overview—Renewable Energy”.

We have not identified any PPAs or any contracts with offtakers that include any cross-default or minimum ownership provisions related to Abengoa.

In addition, on January 29, 2016, Abengoa informed us that several of its indirect subsidiaries in Brazil, including ACBH, have initiated an insolvency procedure under Brazilian law (“reorganizaçao judiciaria”) as a “Pedido de processamento conjunto,” which means the substantial consolidation of the three main subsidiaries of Abengoa in Brazil, including ACBH and two other subsidiaries. In April 2016, Abengoa presented a consolidated restructuring plan to the Brazilian court.

In addition, in the third quarter of 2016, we signed an agreement with Abengoa on the ACBH preferred equity investment, among other subjects, with the following main consequences:

•
Abengoa acknowledged it failed to fulfill its obligations under the agreements related to the preferred equity investment in ACBH and, as a result, we are the legal owner of the dividends we withheld from Abengoa, which amounted to $28.0 million by the end of 2016;

•
Abengoa recognized a non-contingent credit for €300 million (approximately $316 million), corresponding to the guarantee provided by Abengoa, S.A. regarding the preferred equity investment in ACBH, subject to restructuring and to adjustments for dividends retained after the agreement. On October 25, 2016, we signed Abengoa’s restructuring agreement and accepted, subject to implementation of the restructuring, to receive 30% of the amount (approximately $95 million nominal value) of this credit in the form of tradable notes to be issued by Abengoa. Upon completion of the restructuring, this debt, or Restructured Debt, would have a junior status within Abengoa’s debt structure post-restructuring. The remaining 70% (approximately $221 million nominal value) would be received in the form of equity in Abengoa. As of the date of this report, there is a high degree of uncertainty on the value of this debt and equity and the final value could and probably will be much lower than the nominal value;

•
In order to convert this junior debt into senior debt, we have agreed, subject to implementation of the restructuring, to participate in Abengoa’s issuance of asset-backed notes, or the New Money 1 Tradable Notes, with up to €48 million (approximately $51 million), subject to scale-back following the allocation process contemplated in Abengoa’s restructuring. In the fourth quarter of 2016, we reached an agreement with an investment fund to sell them approximately 50% of the New Money 1 Tradable Notes that we are assigned, as a result we expect the final investment to be less than €24 million (approximately $25 million). The New Money 1 Tradable Notes are backed by a ring-fenced structure including Atlantica Yield’s shares and A3T, a cogeneration plant in Mexico. The New Money 1 Tradable Notes offer the highest level of seniority in Abengoa’s debt structure post-restructuring. Upon our purchase of the New Money 1 Tradable Notes, the Restructured Debt would be converted into senior debt;

Upon receipt of the Restructured Debt and Abengoa equity, we would waive our rights under the ACBH agreements, including our right to retain the dividends payable to Abengoa.

B.	Business Overview

Overview

We are a total return company that owns, manages, and acquires renewable energy, conventional power, electric transmission lines and water assets, focused on North America (the United States and Mexico), South America (Peru, Chile, Brazil and Uruguay) and EMEA (Spain, Algeria and South Africa). We intend to expand, maintaining North America, South America and Europe as our core geographies.

As of the date of this annual report, we own or have interests in 21 assets, comprising 1,442 MW of renewable energy generation, 300 MW of conventional power generation, 10.5 M ft3 per day of water desalination and 1,099 miles of electric transmission lines, as well as an exchangeable preferred equity investment in ACBH. All of our assets have contracted revenues (regulated revenues in the case of our Spanish assets) with low-risk off-takers and collectively have a weighted average remaining contract life of approximately 21 years as of December 31, 2016. Most of the assets we own have a project-finance agreement in place.

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

We are focused on high-quality, newly-constructed and long-life facilities with creditworthy counterparties that we expect will produce stable, long-term cash flows. We will seek to grow our cash available for distribution and our dividend to shareholders through organic growth and by acquiring new contracted assets from Abengoa, from third parties and from potential new future sponsors.

We have in place an exclusive agreement with Abengoa, which we refer to as the ROFO Agreement, which provides us with a right of first offer on any proposed sale, transfer or other disposition of any of Abengoa’s contracted renewable energy, conventional power, electric transmission or water assets in operation and located in the United States, Canada, Mexico, Chile, Peru, Uruguay, Brazil, Colombia and the European Union, as well as four assets in selected countries in Africa, the Middle East and Asia. We refer to the contracted assets subject to the ROFO Agreement as the “Abengoa ROFO Assets.” See “Item 4.B—Business Overview—Our Growth Strategy” and “Item 7.B—Related Party Transactions—Right of First Offer.”

Additionally, we plan to sign similar agreements or enter into partnerships with other developers or asset owners to acquire assets in operation. We may also invest directly or through investment vehicles with partners in assets under development or construction, ensuring that such investments are always a small part of our total investments. Finally, we also expect to acquire assets from third parties leveraging the local presence and network we have in the geographies and sectors in which we operate.

With this business model, our objective is to pay a consistent and growing cash dividend to shareholders that is sustainable on a long-term basis. We expect to distribute a significant percentage of our cash available for distribution as cash dividends and we will seek to increase such cash dividends over time through organic growth and as we acquire assets with characteristics similar to those in our current portfolio.

Pursuant to our cash dividend policy, we intend to pay a cash dividend each quarter to holders of our shares.

In February 2016, taking into consideration the uncertainties resulting from the situation of our sponsor, the board of directors decided to postpone the decision whether to declare a dividend in respect of the fourth quarter of 2015 until the second quarter of 2016. In May 2016, considering the uncertainties that remained in our sponsor's situation, our board of directors decided not to declare a dividend in respect of the fourth quarter of 2015 and to postpone the decision on whether to declare a dividend in respect of the first quarter 2016 until we had obtained greater clarity on cross default and change of ownership issues. On August 3 2016, based on the waivers and forbearances obtained for cross-default and change of ownership provisions, our board of directors decided to declare a dividend of $0.145 per share for the first quarter of 2016 and a dividend of $0.145 per share for the second quarter of 2016, which were paid on September 15, 2016.  On November 11, 2016, our board of directors following a consistent approach decided to declare a dividend of $0.163 per share.

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

Purpose of Atlantica Yield

We intend to create value for our shareholders by seeking to (i) achieve recurrent and growing dividends to investors valuing long-term contracted assets and (ii) grow our cash available for distribution and our cash dividends paid to shareholders by acquiring new contracted assets from Abengoa, from third parties and from potential new future sponsors.

Current Operations

We own a diversified portfolio of contracted assets across the renewable energy, conventional power, electric transmission line and water sectors in North America (the United States and Mexico), South America (Peru, Chile, Uruguay and Brazil) and EMEA (Spain, Algeria and South Africa). We intend to expand, maintaining North America, South America and Europe as our core geographies. Our portfolio consists of 13 renewable energy assets, a natural gas-fired cogeneration facility, several electric transmission lines and minority stakes in two water desalination plants, all of which are fully operational. In addition, we own an exchangeable preferred equity investment in ACBH, a subsidiary holding company of Abengoa that is engaged in the development, construction, investment and management of contracted concessions in Brazil, consisting mostly of electric transmission lines. All of our assets have contracted revenues (regulated revenues in the case of our Spanish assets) with low-risk offtakers and collectively have a weighted average remaining contract life of approximately 21 years as of December 31, 2016. We expect that the majority of our cash available for distribution over the next three years will be in U.S. dollars, indexed to the U.S. dollar or in euros. We intend to use currency hedging contracts to maintain a ratio of 90% of our cash available for distribution denominated in U.S. dollars. Approximately 86% of our project-level debt is hedged against changes in interest rates through an underlying fixed rate on the debt instrument or through interest rate swaps, caps or similar hedging instruments.

The following table provides an overview of our current assets (excluding our exchangeable preferred equity investment in ACBH):

Assets	Type	Ownership	Location	Currency(1)	Capacity (Gross)	Offtaker	Counterparty Credit Rating(2)	COD	Contract Years Left
Solana	Renewable (Solar)	100% Class B(3)	Arizona (USA)	U.S. dollar	280 MW	APS	A-/A3/BBB+	4Q 2013	27
Mojave	Renewable (Solar)	100%	California (USA)	U.S. dollar	280 MW	PG&E	BBB+/Baa1/ A-	4Q 2014	23
Solaben 2/3(4)	Renewable (Solar)	70%(5)	Spain	Euro	2x50 MW	Wholesale market/ Spanish Electric System	BBB+/Baa2/ BBB+	3Q 2012 & 2Q 2012	21 / 20
Solacor 1/2(6)	Renewable (Solar)	87%(7)	Spain	Euro	2x50 MW	Wholesale market/ Spanish Electric System	BBB+/Baa2/ BBB+	1Q 2012 & 1Q 2012	20 / 20
PS10/20(8)	Renewable (Solar)	100%	Spain	Euro	31 MW	Wholesale market/ Spanish Electric System	BBB+/Baa2/ BBB+	1Q 2007 & 2Q 2009	15 / 17
Helioenergy 1/2(9)	Renewable (Solar)	100%	Spain	Euro	2x50 MW	Wholesale market/ Spanish Electric System	BBB+/Baa2/ BBB+	4Q 2011 & 4Q 2011	20 / 20
Helios 1/2(10)	Renewable (Solar)	100%	Spain	Euro	2x50 MW	Wholesale market/ Spanish Electric System	BBB+/Baa2/ BBB+	2Q 2012 & 3Q2012	21 / 21
Solnova 1/3/4(11)	Renewable (Solar)	100%	Spain	Euro	3x50 MW	Wholesale market/ Spanish Electric System	BBB+/Baa2/ BBB+	2Q 2010 & 2Q 2010 & 3Q 2010	18 / 18 / 19
Solaben 1/6(12)	Renewable (Solar)	100%	Spain	Euro	2x50 MW	Wholesale market/ Spanish Electric System	BBB+/Baa2/ BBB+	3Q 2013	22 / 22
Seville PV	Renewable (Solar)	80%(13)	Spain	Euro	1 MW	Wholesale market/ Spanish Electric System	BBB+/Baa2/ BBB+	3Q 2006	19
Kaxu	Renewable (Solar)	51%(14)	South Africa	Rand	100 MW	Eskom	BBB-/Baa2/ BBB-(15)	1Q 2015	18
Palmatir	Renewable (Wind)	100%	Uruguay	U.S. dollar	50 MW	Uruguay	BBB-/Baa2/ BBB-(15)	2Q 2014	17
Cadonal	Renewable (Wind)	100%	Uruguay	U.S. dollar	50 MW	Uruguay	BBB-/Baa2/ BBB-(16)	4Q 2014	18
ACT	Conventional Power	100%	Mexico	U.S. dollar	300 MW	Pemex	BBB+/Baa3/ BBB+	2Q 2013	16
ATN	Transmission Line	100%	Peru	U.S. dollar	362 miles	Peru	BBB+/A3/ BBB+	1Q 2011	24
ATS	Transmission Line	100%	Peru	U.S. dollar	569 miles	Peru	BBB+/A3/ BBB+	1Q 2014	27
ATN2	Transmission Line	100%	Peru	U.S. dollar	81 miles	Minera Las Bambas	Not rated	2Q 2015	16
Quadra 1/2	Transmission Line	100%	Chile	U.S. dollar	49 miles/32 miles	Sierra Gorda	Not rated	2Q 2014/1Q 2014	18/18
Palmucho	Transmission Line	100%	Chile	U.S. dollar	6 miles	Enel Generacion Chile	BBB+/Baa2/ BBB+	4Q 2007	21
Honaine	Water	25.5%(17)	Algeria	U.S. dollar	7 M ft3/day	Sonatrach	Not rated	3Q 2012	21
Skikda	Water	34.2%(18)	Algeria	U.S. dollar	3.5 M ft3/day	Sonatrach	Not rated	1Q 2009	17

Notes:—

(1)	Certain contracts denominated in U.S. dollars are payable in local currency.
(2)	Reflects the counterparty’s issuer credit ratings issued by Standard & Poor’s Ratings Services, or S&P, Moody’s Investors Service Inc., or Moody’s, and Fitch Ratings Ltd, or Fitch.
(3)
On September 30, 2013, Liberty agreed to invest $300 million in Class A shares of Arizona Solar Holding, the holding company of Solana, in exchange for a share of the dividends and the taxable loss generated by Solana. See note 1 to our Annual Consolidated Financial Statements.

(4)	Solaben 2 and Solaben 3 are separate special purpose vehicles with separate agreements, but they are treated as a single platform.
(5)	Itochu Corporation, a Japanese trading company, holds 30% of the shares in each of Solaben 2 and Solaben 3.
(6)	Solacor 1 and Solacor 2 are separate special purpose vehicles with separate agreements but they are treated as a single platform.
(7)	JGC Corporation, a Japanese engineering company, holds 13% of the shares in each of Solacor 1 and Solacor 2.

(8)	PS10 and PS20 are separate special purpose vehicles with separate agreements but they are treated as a single platform.
(9)	Helioenergy 1 and Helioenergy 2 are separate special purpose vehicles with separate agreements but they are treated as a single platform.
(10)	Helios 1 and Helios 2 are separate special purpose vehicles with separate agreements but they are treated as a single platform.
(11)	Solnova 1, Solnova 3 and Solnova 4 are separate special purpose vehicles with separate agreements but they are treated as a single platform.
(12)	Solaben 1 and Solaben 6 are separate special purpose vehicles with separate agreements, but they are treated as a single platform.
(13)	Instituto para la Diversificación y Ahorro de la Energía, or IDEA, a Spanish state-owned company, holds 20% of the shares in Seville PV.
(14)	Industrial Development Corporation of South Africa owns 29% and Kaxu Community Trust owns 20% of Kaxu.
(15)	Refers to the credit rating of the Republic of South Africa.
(16)	Refers to the credit rating of Uruguay, as UTE is unrated.
(17)	Algerian Energy Company, SPA owns 49% of Honaine and Sadyt owns the remaining 25.5%.
(18)	Algerian Energy Company, SPA owns 49% of Skikda and Sadyt owns the remaining 16.8%.

Our assets and operations are organized into the following four business sectors:

Renewable Energy

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

Additionally, we own the following solar power plants in Spain with a total gross capacity of 682 MW: (i) Solaben 2/3, a 100 MW solar power complex; (ii) Solacor 1/2, a 100 MW solar power complex; (iii) PS10/20, a 31 MW solar power complex; (iv) Helioenergy 1/2, a 100 MW solar power complex; (v) Helios 1/2, a 100 MW solar power complex; (vi) Solnova 1/3/4, a 150 MW solar power complex; (vii) 74.99% of the shares and a 30-year usufruct of the economic rights of the remaining 25.01% of the shares of Solaben 1/6, a 100 MW solar power complex in Spain, which usufruct does not expire until September 2045; and (viii) an 80% stake in Seville PV, a 1 MW solar photovoltaic plant in Spain. All such projects receive market and regulated revenues under the economic framework for renewable energy projects in Spain.

We also own two onshore wind farms in Uruguay: Palmatir and Cadonal, each with a gross capacity of 50 MW. Each wind farm is subject to a 20-year U.S. dollar-denominated PPA with a state-owned utility company in Uruguay.

Finally, we own 51% of Kaxu, a 100 MW solar power plant in South Africa. Kaxu is a party to a 20-year PPA with Eskom, the state-owned utility company in South Africa.

Conventional Power

Our conventional power asset consists of ACT, a 300 MW cogeneration plant in Mexico. ACT is a party to a 20-year take-or-pay contract with Petroleos Mexicanos S.A. de C.V., or Pemex, for the sale of electric power and steam. Pemex also supplies the natural gas required for the plant at no cost to ACT, which insulates the project from natural gas price variations.

Electric Transmission

Our electric transmission assets consist of (i) three lines in Peru, ATN, ATN2 and ATS, spanning a total of 1,012 miles and (ii) three lines in Chile, Quadra 1, Quadra 2 and Palmucho, spanning a total of 87 miles.

ATN and ATS are subject to a U.S. dollar-denominated 30-year contract with the Peruvian Ministry of Energy. ATN2 is subject to a U.S. dollar-denominated 18-year contract with Minera Las Bambas mining company, which is owned by a partnership consisting of subsidiaries of China Minmetals Corporation, Guoxin International Investment Co. Ltd and CITIC Metal Co. Ltd, and reached COD in June 2015. Quadra 1 and Quadra 2 are subject to a concession contract with Sierra Gorda SCM, a mining company owned by Sumitomo Corporation, Sumitomo Metal Mining and KGHM Polska Mietz. Palmucho is a six-mile electric transmission line and substation subject to a private concession agreement with a utility, Endesa Chile.

Water

Our water assets consist of minority stakes in two desalination plants in Algeria, Honaine and Skikda, with an aggregate capacity of 10.5 M ft3 per day, which we acquired in February 2015. Each asset has a 30-year take-or-pay water purchase agreement with Sonatrach/Algérienne des Eaux.

Our Business Strategy

We are a company focused on owning and operating contracted assets across the renewable energy, conventional power, electric transmission line and water sectors in North America, South America and EMEA. We intend to grow our business, maintaining North America, South America and Europe as our core geographies.

We currently own or have interests in 21 assets, comprising 1,442 MW of renewable energy generation, 300 MW of conventional power generation, 10.5 M ft3 per day of water desalination and 1,099 miles of electric transmission lines. All of our assets have contracted revenues (regulated revenues in the case of our Spanish assets) with low-risk off-takers and collectively have a weighted average remaining contract life of approximately 21 years as of December 31, 2016.

Our primary business strategy is to generate stable cash flows with our portfolio of assets. With this, we intend to distribute a stable cash dividend to holders of our shares that we intend to grow over time, while ensuring the ongoing stability of our business.

We intend to grow our business mainly through acquisitions of contracted assets in operation, in the segments where we are already present, maintaining renewable energy as our main segment and with a focus in North and South America. We may complement this strategy by dedicating a limited portion of our growth to projects in development.

Our plan for executing this strategy includes the following key components:

Focus on stable, long-term contracted assets in renewable energy, conventional power generation and electric transmission lines

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

Maintain geographic diversification across three principal geographic areas

Our focus on three core geographies, North America, South America and Europe, helps to ensure exposure to markets in which we believe the renewable energy, conventional power and electric transmission sectors will continue growing significantly.

Increase cash available for distribution by optimizing our existing assets

Some of our assets are newly operational and we believe that we can increase the cash flow generation of these assets through further management and optimization initiatives and in some cases through repowering. See “Item 3.D—Risk Factors—Risks Related to Our Assets—Certain of our facilities are newly constructed and may not perform as expected.”

Increase cash available for distribution through the acquisition of new assets in renewable energy, conventional power and electric transmission

We will seek to grow our cash available for distribution and our dividend to shareholders by acquiring new contracted assets from Abengoa, from third parties and from potential new future partners or sponsors. We have an exclusive agreement with Abengoa, which provides us with a right of first offer on certain Abengoa’s assets in operation. Additionally, we plan to sign similar agreements with other developers or asset owners or enter into partnerships with such developers or asset owners in order to acquire assets in operation or to invest directly or through investment vehicles in assets under development or construction, ensuring that such investments are always a small part of our total investments. Finally, we expect to acquire assets from third parties leveraging the local presence and network we have in the geographies and sectors where we operate. We believe that our know-how and operating expertise in our key markets together with a critical mass of assets in several geographic areas and the access to capital provided by being a listed company will permit us to successfully realize our growth plans.

Foster a low-risk approach

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

Maintain financial strength and flexibility

We intend to maintain a solid financial position through a combination of cash on hand and credit facilities. Conservative cash management may help us to mitigate any unexpected downturns that reduce our cash flow generation.

Our Competitive Strengths

We believe that we are well positioned to execute our business strategies because of the following competitive strengths:

Stable and predictable long-term U.S. and international cash flows with attractive tax profiles

We believe that our recently-developed asset portfolio has a highly stable, predictable cash flow profile consisting of predominantly long-life electric power generation and electric transmission assets that generate revenues under long-term fixed priced contracts or pursuant to regulated rates with creditworthy counterparties. Additionally, our facilities have minimal to no fuel risk. The offtake agreements for our assets have a weighted average remaining duration of approximately 21 years as of December 31, 2016, providing long-term cash flow stability and visibility. Additionally, our business strategy and hedging policy is intended to ensure a minimum of 90% of cash available for distribution in, indexed to or hedged to the U.S. dollar. Furthermore, due to the fact that we are a U.K. resident company we should benefit from a more favorable treatment than would apply if we were a corporation in the United States when receiving dividends from our subsidiaries that hold our international assets because they should generally be exempt from U.K. taxation due to the U.K.’s distribution exemption. Based on our current portfolio of assets, which include renewable assets that benefit from an accelerated tax depreciation schedule, and current tax regulations in the jurisdictions in which we operate, we do not expect to pay significant income tax for a period of at least 10 years due to existing net operating losses, or NOLs, except for ACT in Mexico, where we do not expect to pay significant income taxes until the fifth or sixth year after our IPO (i.e., until 2019 or 2020) once we use existing NOLs. See “Item 3.D—Risk Factors—Risks Related to Taxation—Our future tax liability may be greater than expected if we do not utilize Net Operating Losses, or NOLs, sufficient to offset our taxable income,” “Item 3.D—Risk Factors—Risks Related to Taxation—Our ability to use U.S. NOLs to offset future income may be limited” and “Item 3.D—Risk Factors—Risks Related to Taxation—Changes in our tax position can significantly affect our reported earnings and cash flows.” Furthermore, based on our current portfolio of assets, we believe that there is minimal repatriation risk in the jurisdictions in which we operate. See “Item 3.D—Risk Factors—Risks Related to Our Business and the Markets in Which We Operate—We have international operations and investments, including in emerging markets that could be subject to economic, social and political uncertainties.”

Highly diversified portfolio by geography and technology

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

Strong corporate governance with a majority independent board and an experienced and incentivized management team

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

Our Operations

Renewable energy

The following table presents our renewable energy assets, all of which are operational:

Assets	Type	Location	Capacity (Gross)	Offtaker	Currency	Counterparty Credit Rating(1)	COD	Contract Years Left
Solana	Solar	Arizona	280 MW	APS	U.S. dollars	A-/A3/BBB+	4Q 2013	27
Mojave	Solar	California	280 MW	PG&E	U.S. dollars	BBB+/Baa1/A-	4Q 2014	23
Solaben 2/3	Solar	Spain	2x50 MW	Wholesale market/ Spanish Electric System	Euro	BBB+/Baa2/ BBB+	3Q 2012 & 4Q 2012	21 / 20
Solacor 1/2	Solar	Spain	2x50 MW	Wholesale market/ Spanish Electric System	Euro	BBB+/Baa2/ BBB+	1Q 2012 & 1Q 2012	20 / 20
PS10/20	Solar	Spain	31 MW	Wholesale market/ Spanish Electric System	Euro	BBB+/Baa2/ BBB+	1Q 2007 & 4Q 2009	15 / 17
Helioenergy 1/2	Solar	Spain	2x50 MW	Wholesale market/ Spanish Electric System	Euro	BBB+/Baa2/ BBB+	4Q 2012 & 4Q 2012	20 / 20
Helios 1/2	Solar	Spain	2x50 MW	Wholesale market/ Spanish Electric System	Euro	BBB+/Baa2/ BBB+	2Q 2012 & 4Q 2012	21 / 21
Solnova 1/3/4	Solar	Spain	3x50 MW	Wholesale market/ Spanish Electric System	Euro	BBB+/Baa2/ BBB+	2Q 2010 & 4Q 2010	18 / 18 / 19
Solaben 1/6	Solar	Spain	2x50 MW	Wholesale market/ Spanish Electric System	Euro	BBB+/Baa2/ BBB+	3Q 2013	22 / 22
Seville PV	Solar	Spain	1 MW	Wholesale market/ Spanish Electric System	Euro	BBB+/Baa2/ BBB+	3Q 2006	19
Kaxu	Solar	South Africa	100 MW	Eskom	Rand	BBB-/Baa2/ BBB-(2)	1Q 2015	19
Palmatir	Wind	Uruguay	50 MW	UTE	U.S. dollars	BBB-/Baa2/ BBB-(3)	2Q 2014	17
Cadonal	Wind	Uruguay	50 MW	UTE	U.S. dollars	BBB-/Baa2/ BBB-(3)	4Q 2014	18

Notes:—

(1)	Reflects counterparty’s issuer credit ratings issued by S&P, Moody’s and Fitch.
(2)	Refers to the credit rating of the Republic of South Africa.
(3)	Refers to the credit rating of Uruguay, as UTE is unrated.

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

Solana relies on a conventional parabolic trough solar power system to generate electricity. The parabolic trough technology has been utilized for over 25 years at the Solar Electric Generating Systems, SEGS, facilities located in the Mojave Desert in Southern California. Our 13 50-MW parabolic trough facilities in Spain have also used this technology since 2010. Solana produces electricity by means of an integrated process using solar energy to heat a synthetic petroleum-based fluid in a closed-loop system that, in turn, heats water to create steam to drive a conventional steam turbine. Solana employs a two-tank molten salt thermal energy storage system that provides an additional six hours of solar dispatchability to increase its efficiency. This type of storage system has been in operation in several commercial plants in Spain since March 2009.

ASHUSA Inc., the entity through which we indirectly invest in Solana, is not expected to pay U.S. federal income taxes in the next 10 years due to the relevant NOLs and NOL carryforwards generated by the application of tax incentives established in the United States, in particular MACRS accelerated depreciation.

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

Engineering, Procurement and Construction Agreements. The construction of Solana was carried out by subsidiaries of Abengoa under an arm’s-length, fixed-price and date-certain engineering, procurement and construction contract, or an EPC contract, that was executed on December 20, 2010. Abengoa completed construction of Solana on October 9, 2013. The EPC contract contains warranties that protect Arizona Solar against defects in design, materials and workmanship for one year after completion and under these warranties Abengoa is required to conduct certain repairs and improvements to ensure the plant reaches its technical capacity. Abengoa constructed Solana using equipment from leading suppliers, including two 140 MW (gross) steam turbines supplied by Siemens. During 2015 and 2016 Solana did not achieve its technical capacity on a continuous basis. During 2016 and 2017, repairs and improvements were and will be conducted on 3 plant systems: the steam generator, the water plant and the storage heat exchangers. Additionally, in July 2016 the solar field was damaged after a severe wind event and damages are covered by the insurance after customary deductibles. If further repairs or improvements or equipment replacement (i.e. heat exchangers) were required, Abengoa has a number of obligations under current contracts.

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

Operations & Maintenance. ASI Operations LLC, or ASI Operations, a wholly-owned subsidiary of Abengoa, provides operations and maintenance, or O&M, services for Solana, focused exclusively on personnel. ASI Operations has agreed to operate the facility in accordance with prudent utility practices, to ensure compliance with all applicable government and agency permits, licenses, approvals and PPA terms, and to assist Arizona Solar in connection with the procurement of all necessary support and ancillary services. The Operations and Maintenance Agreement, or an O&M agreement, executed on December 20, 2010 between ASI Operations and Arizona Solar is a 30-year cost-reimbursable contract plus a fixed fee of $480,000 per year, which is indexed to U.S. CPI, and a variable fee that Arizona Solar will pay in periods when the project’s annual net operating profits exceed the target annual net operating profit. Payments to third-party suppliers are made directly by Arizona Solar. We expect that the variable fee will provide ASI Operations with a significant long-term interest in the success of the project, which we expect will align its interests with those of Arizona Solar.

Project Level Financing. Arizona Solar executed a loan guarantee agreement with the DOE on December 20, 2010, to provide a loan guarantee in connection with a two-tranche loan of approximately $1.445 billion from the FFB. The FFB loan had a short-term tranche of $450 million as of December 31, 2013, that was repaid in April 2014 with the proceeds from the Investment Tax Credit Cash Grant, or ITC Cash Grant, that the project received from the U.S. Treasury. The FFB loan has a long-term tranche payable over a 29-year term with the cash generated by the project. The principal balance of this tranche was $935 million as of December 31, 2016. The loan is denominated in U.S. dollars. The FFB loan has a fixed average interest rate of 3.56%.

The financing arrangement permits dividend distributions on a semi-annual basis as long as the debt service coverage ratio for the previous four fiscal quarters is at least 1.20x (1.30x debt service coverage ratio and operating performance above certain thereholds for distributions before December 31, 2019) and the projected debt service coverage ratio for the next four fiscal quarters is at least 1.20x.

Partnerships. On September 30, 2013, Abengoa entered into an agreement with Liberty, pursuant to which Liberty agreed to invest $300 million in Class A membership interests of ASO Holdings Company LLC, the parent of Arizona Solar, in exchange for the right to receive 61.20% of taxable losses and distributions until such time as Liberty reaches a certain rate of return, or the Flip Date, and 22.60% of taxable losses and distributions thereafter.  See note 1 to our Annual Consolidated Financial Statements for more information. All figures in this annual report take into account Liberty’s share of dividends. We indirectly own 100% of the Class B membership interests in ASO Holdings Company LLC.

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

PG&E, a utility based in San Francisco, is one of the largest integrated natural gas and electric utilities in the United States. PG&E has senior unsecured credit ratings of BBB+ from S&P, Baa1 from Moody’s and A- from Fitch.

Engineering, Procurement and Construction Agreement. The construction of Mojave was carried out by subsidiaries of Abengoa, or the contractor, under an arm’s-length, fixed-price EPC contract that was executed on September 12, 2010. Mojave issued a “full notice to proceed” on March 7, 2012, and, as mentioned above, reached COD on December 1, 2014.  Mojave’s key equipment has been supplied by leading companies, including two twin turbines from General Electric.

Transmission and Interconnection. Mojave interconnects to the existing transmission system through Southern California Edison, or SCE, transmission lines. Mojave reached resource adequacy in September 2015, once all the requirements in the Kramer-Coolwater transmission line at Kramer substation were fulfilled.

Operations & Maintenance. ASI Operations provides O&M services for Mojave focused exclusively on personnel. Under the terms of the O&M agreement between ASI Operations and Mojave Solar, ASI Operations has agreed to operate the facility in accordance with prudent utility practices, to ensure compliance with all applicable government and agency permits, licenses, approvals and PPA terms, and to assist Mojave Solar in connection with the procurement of all necessary support and ancillary services. The O&M agreement is a cost-reimbursable contract plus a combination of fixed and variable fees. Payments to third-party suppliers are made directly by Arizona Solar. The fixed fee is $500,000 per year starting in the second year of full operations and will increase by 2.5% per year. The fixed fee will be $1.0 million during the start-up year and will be $750,000 during the first year of full operations. Mojave Solar will pay the variable fee in periods when the project’s annual net operating profits exceed the target annual net operating profit. We expect that the variable fee will provide ASI Operations with a significant long-term interest in the success of the project, which we expect will align its interests with those of Mojave Solar.

Project Level Financing. Mojave Solar executed a Loan Guarantee Agreement with the DOE on September 12, 2011, to provide a loan guarantee in connection with a two-tranche FFB loan of approximately $1,202 million. The FFB loan had a short-term tranche of $336 million as of December 31, 2014 that Mojave Solar repaid in October 2015 with the proceeds from the ITC Cash Grant that the project received from the U.S. Treasury. The FFB loan has a long-term tranche payable over a 25-year term with the cash generated by the project. The principal balance of this tranche was $774 million as of December 31, 2016. The loan is denominated in U.S. dollars. The FFB loan has an average fixed interest rate of 2.75% and each disbursement is linked to the U.S. Treasury bond with the maturity of that disbursement.

The financing arrangement permits dividend distributions on a semi-annual basis after the first principal repayment of the long-term tranche, as long as the debt service coverage ratio for the previous four fiscal quarters is at least 1.20x and the projected debt service coverage ratio for the next four fiscal quarters is at least 1.20x.

Solaben 2/3

Overview. The Solaben 2 and Solaben 3 projects are two 50 MW solar power plants and are part of Abengoa’s Extremadura Solar Complex located in the municipality of Logrosan, Spain. Solaben 2 reached COD in July 2012 and Solaben 3 reached COD in May 2012. Solaben Electricidad Dos, S.A., or SE2, owns Solaben 2 and Solaben Electricidad Tres, S.A., or SE3, owns Solaben 3.

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

Operations & Maintenance. Abengoa Solar Espana, S.A., or ASE, is the contractor for O&M services at Solaben 2/3. ASE has agreed to operate the facility in accordance with prudent utility practices, ensure compliance with all applicable government and agency permits, licenses and approvals, and feed-in tariff terms, and to assist Solaben 2/3 in connection with the procurement of all necessary support and ancillary services. Each O&M agreement is a 20-year, all-in contract that expires on the 20th anniversary of the COD, under certain circumstances the contract can be terminated by us before the expiration date.

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

The outstanding amount of these loans as of December 31, 2016 was €143 million for Solaben 2 and €146 million for Solaben 3.

The financing arrangements permit cash distribution to shareholders once per year if the audited financials for the prior fiscal year indicate a debt service coverage ratio of at least 1.10x.

Partnerships. Itochu Corporation, a Japanese trading company, holds a 30% stake in the economic rights of each of Solaben 2 and Solaben 3.

Solacor 1/2

Overview. The Solacor 1/2 project is a 100 MW solar power complex and is part of Abengoa’s El Carpio Solar Complex, located in the municipality of El Carpio, Spain. Abengoa commenced construction of Solacor 1/2 in September 2010. COD was reached in February 2012 for Solacor 1 and in March 2012 for Solacor 2. JGC Corporation, a Japanese engineering company, currently owns 13% of Solacor 1/2.

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

Engineering, Procurement and Construction Agreement. The construction of Solacor 1/2 was carried out by subsidiaries of Abengoa under an arm’s-length, fixed-price and date-certain EPC contract executed on August 6, 2010.

Transmission and Interconnection. Solacor 1/2 delivers its electricity through an underground line 132 kV from the substation of the plant to the SET Pabellones 132 kV. This SET Pabellones connects directly with the line 132 kV Andujar/Lancha of Sevillana Endesa, where the connection point of the plants is located.

Operations & Maintenance. ASE is the contractor for O&M services at Solacor 1/2. ASE has agreed to operate the facility in accordance with prudent utility practices, ensure compliance with all applicable government and agency permits, licenses and approvals, and feed-in tariff terms, and to assist Solacor 1/2 in connection with the procurement of all necessary support and ancillary services. Each O&M agreement is a 25-year, all-in contract that expires on the 25th anniversary of the COD, under certain circumstances the contract can be terminated by us before the expiration date.

Project Level Financing. Solacor 1/2 entered into 20-year loan agreements with a syndicate of banks formed by BNP Paribas, Mizuho, HSBC and SMBC on August 6, 2010. The loans are denominated in euros. The loans for Solacor 1/2 totaled €353 million. The banks providing these loans obtained commercial and political risk insurance from Nippon Export and Investment Insurance, which allowed for lower financing costs. The interest rate for the loans is a floating rate based on EURIBOR plus a margin of 1.5%.  The loans were initially approximately 82% hedged with the same banks providing the financing. The hedge was structured 66% through a swap set at approximately 3.20% and 34% through a cap with a 3.25% strike. The total outstanding amount of these loans as of December 31, 2016 was €289 million.

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

PS10/20

Overview. PS10/20 is a 31 MW solar power complex and is part of Abengoa’s Solucar Solar Complex, located in the municipality of Sanlucar la Mayor, Spain. Construction of PS10 commenced in June 2004 and construction of PS20 commenced in November 2006. PS10 reached COD in March 2007 and PS20 reached COD in May 2009.

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

Project Level Financing. PS10 entered into a 21.5-year loan agreement with a syndicate of banks formed by Bankia and Natixis on November 17, 2006. On June 14, 2007, the loan agreement was entered into a novation in order to include in the syndicate of banks the European Investment Bank and Caja de Ahorros del Mediterraneo, which was later acquired by Banco Sabadell, S.A. The loan was for €43.4 million. The interest rate for the loan is a floating rate based on EURIBOR plus a margin of 1.0% to 1.10% (depending on the level of the debt service coverage ratio). The loan was initially 100% hedged with the same banks providing the financing. The hedge was structured 30% through a swap set at approximately 4.07% and 70% through a cap with a 4.25% strike. The outstanding amount of this loan as of December 31, 2016 was €29 million.

PS20 entered into a 24.5-year loan agreement with a syndicate of banks formed by Bankia and Natixis Banques Populaires, Spanish Branch on November 17, 2006. On June 14, 2007, the loan agreement was entered into a novation in order to include in the syndicate of banks the European Investment Bank and Caja de Ahorros del Mediterraneo, which was later acquired by Banco Sabadell, S.A. The loan was for €94.6 million. The interest rate for the loan is a floating rate based on EURIBOR plus a margin of 1.0% to 1.10% (depending on the level of the debt service coverage ratio). The loan was initially 100% hedged with the same banks providing the financing. The hedge was structured 30% through a swap set at approximately 4.07% and 70% through a cap with a 4.5% strike. The outstanding amount of this loan as of December 31, 2016 was €71 million.

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

Operation & Maintenance. ASE is the contractor for O&M services at Helios 1/2. ASE has agreed to operate the facility in accordance with prudent utility practices, ensure compliance with all applicable government and agency permits, licenses and approvals, and feed-in tariff terms, as well as to assist Helios 1/2 in connection with the procurement of all necessary support and ancillary services. The O&M agreement is a 25-year, all-in contract that expires on the 25th anniversary of the COD.

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

The total outstanding amount of these loans as of December 31, 2016 was €259 million.

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

Helioenergy 1/2

Overview. Helioenergy 1/2 is a 100 MW solar power complex located in Ecija, Spain. Certain Abengoa subsidiaries began construction on the Helioenergy 1/2 project in 2010 and reached COD in the fourth quarter of 2011. We indirectly own 100% of Helioenergy 1/2.

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

Operation & Maintenance. ASE is the O&M services contractor for Helioenergy 1/2. ASE agreed to operate the facility in accordance with prudent utility practices, ensure compliance with all applicable government and agency permits, licenses and approvals, and feed-in tariff terms, as well as to assist Helioenergy 1/2 in connection with the procurement of all necessary support and ancillary services. The O&M agreement is a 20-year, all-in contract that expires on the 20th anniversary of the COD.

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

On May 6, 2010, Helioenergy 2 entered into an 18-year loan agreement for €158.2 million with a syndicate of banks formed by Santander, Barclays Bank, Bankia, Crédit Agricole CIB, Caixa Bank, Société Générale, SMBC, Banco Popular, Bankinter and Unicaja. The loan is denominated in euro. The interest rate for the loan is a floating rate based on EURIBOR plus a margin of 3.25% The loan was initially approximately 80% hedged with the same banks providing the financing. The hedge was structured 80% through a swap set at approximately 3.8205% strike.

As of December 31, 2016, the outstanding amount of these loans was €267 million. The financing arrangements permit cash distributions to shareholders once per year if the audited financials for the prior fiscal year indicate a debt service coverage ratio of at least 1.15x.

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

Engineering, Procurement and Construction Agreement. Certain Abengoa subsidiaries carried out the construction of Solnova 1/3/4 under an arm’s-length, fixed-price and date-certain EPC contract executed on October 10, 2007, for Solnova 1/3 and on July 28, 2007, for Solnova 4.

Transmission and Interconnection. Solnova 1/3/4 delivers its electricity through an aerial-underground line 66 kV from the substation of the plant to a 220 kV line that ends in SET Casaquemada, where the connection point of the plant is located.

Operation & Maintenance. ASE is the O&M services contractor for Solnova Solar Platform. ASE has agreed to operate the facility in accordance with prudent utility practices, ensure compliance with all applicable government and agency permits, licenses and approvals, and feed-in tariff terms, as well as to assist Solnova in connection with the procurement of all necessary support and ancillary services. The O&M agreement is a 25-year, all-in contract that expires on the 25th anniversary of COD.

Project Level Financing. On December 18, 2007, Solnova 1 entered into a 22-year loan agreement for €233.4 million with a syndicate of banks consisting of Societe Generale, Santander, Credit Agricole CIB, Natixis, Banco Sabadell (Sabadell y Dexia), Credit Industriel et Commercial, Kfw IPEX-Bank, IKB Deutsche Industriebank, SMBC, Caixa Bank, DEPFA Bank, Landesbank Baden – Wurttemberg and BEI. The interest rate for the loan is a floating rate based on EURIBOR (six months) plus a margin of 1.25% The loan was initially 80% hedged with the same banks providing the financing. The hedge was structured 100% through a swap set at approximately 4.76% strike.

On January 15, 2008, Solnova 3 entered into a 22-year loan agreement for €227.5 million with a syndicate of banks formed by Societe Generale, Santander, Credit Agricole CIB, Natixis, Banco Sabadell, Credit Industriel et Commercial, Kfw IPEX-Bank, IKB Deutsche Industriebank, SMBC, Caixa Bank, DEPFA Bank, Landesbank Baden – Wurttemberg and BEI. The interest rate for the loan is a floating rate based on EURIBOR (six months) plus a margin of 1.15% The loan was initially 80% hedged with the same banks providing the financing. The hedge was structured 30% through a swap set at approximately 4.34% cost and 70% through a cap at approximately 4.65%.

On August 5, 2008, Solnova 4 entered into a 22-year loan agreement for €217.1 million with a syndicate of banks formed by Santander, Bankia, Credit Agricole CIB, Banco Sabadell (Sabadell y Dexia), ING Belgium, Kfw IPEX-Bank, Landesbank Baden-Wurttemberg, Natixis, Societe Generale and UBI Banca. The interest rate for the loan is a floating rate based on EURIBOR (six months) plus a margin of 1.60% The loan was initially 80% hedged with the same banks providing the financing. The hedge was structured 100% through a swap set at approximately 4.87% strike.

As of December 31, 2016, the outstanding amount of these loans was €536 million.

The financing arrangements of the three plants permit cash distributions to shareholders once per year if the audited financials for the prior fiscal year indicate a debt service coverage ratio of at least 1.15x. for Solnova 1/3/4.

Solaben 1/6

Overview. Solaben 1/6 is a 100 MW solar power facility and is part of Abengoa’s Extremadura Solar Complex. The Extremadura Solar Complex consists of four concentrating solar power plants, Solaben 1, Solaben 2, Solaben 3 and Solaben 6, and is located in the municipality of Logrosan, Spain. Solaben 1/6 reached COD in the third quarter of 2013.

Solaben 1/6 relies on a conventional parabolic trough concentrating solar power system to generate electricity. This technology is similar to the technology used in other solar power plants that we own in Spain.

According to the tax accelerated depreciation regime established by the Spanish Corporate Income Tax Act, Solaben 1/6 is not expected to pay significant income taxes in the upcoming years.

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

Engineering, Procurement and Construction Agreements. The construction of Solaben 1/6 was carried out by subsidiaries of Abengoa under arm’s-length, fixed-price and date-certain EPC contracts executed on January 23, 2012.

Transmission and Interconnection. Solaben 1/6 together with Solaben 2/3 and three plants owned by other companies, are connected to the electrical grid via common interconnection facilities that were jointly developed and are jointly owned. The interconnection facilities connect Solaben 1/6 from the SET Mesa de la Copa substation, which is located next to the Solaben projects, to the Valdecaballeros substation. The installation consists of a nodal transformer substation 220/400kV with a capacity of 600 MVA at SET Mesa de la Copa and a transmission line at 400kV of about 12 miles, which connect the nodal substation with a post of 400kV in the Valdecaballeros substation.

Spain has senior unsecured credit ratings of BBB+ from S&P, Baa2 from Moody’s and BBB+ from Fitch.

Operation & Maintenance. ASE is the O&M services contractor for Solaben 1/6. ASE has agreed to operate the facility in accordance with prudent utility practices, ensure compliance with all applicable government and agency permits, licenses and approvals, and feed-in tariff terms, as well as to assist Solaben 1/6 in connection with the procurement of all necessary support and ancillary services. Each O&M agreement is a 25-year, all-in contract that expires on the 25th anniversary of the COD.

Project Level Financing. On September 30, 2015, Solaben Luxembourg S.A., a holding company of the two project companies, issued a project bond for €285 million. The bonds mature in December 2034. The bonds have a coupon of 3.758% and interest are payable in semi-annual instalments on June 30 and December 31 of each year. The principal of the bonds is amortized over the life of the bonds. The bonds permit dividend distributions once per year after the first repayment of debt has occurred, if the audited financial statements for the prior fiscal year indicate a debt service coverage ratio greater than 1.30 until December 31, 2018, and greater than 1.40 after January 1, 2019. The outstanding amount of the project bonds as of December 31, 2016 was €261 million.

Seville PV

Seville PV is a 1 MW photovoltaic farm located alongside PS 10/20 and Solnova 1/3/4, in Sanlucar La Mayor, Spain.

Seville PV is subject to the same regulations as our other solar facilities in Spain except that it has a regulatory life of 30 years.  See “Item 4.B—Business Overview—Regulation—Regulation in Spain.”

Taking into account the minimum thresholds and the historical performance of Seville PV, we expect that it will reach the minimum generation required.

Spain has senior unsecured credit ratings of BBB+ from S&P, Baa2 from Moody’s and BBB+ from Fitch.

Seville PV has an O&M agreement in place with Prodiel and does not have any project debt outstanding.

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

Engineering, Procurement and Construction Agreement. The construction of Palmatir was carried out by subsidiaries of Abengoa under a fixed price EPC contract that includes customary guarantees.

Transmission and Interconnection. Palmatir connects to UTE’s grid at the Bonete substation via a recently-built 21-mile overhead line.

Operations & Maintenance. Palmatir signed an agreement with Epartir, a subsidiary of Omega that is in turn a wholly-owned Abengoa subsidiary, for the provision of O&M services for a 20-year term. The O&M agreement covers scheduled and unscheduled turbine maintenance, a supply of spare parts, wind farm monitoring and reporting services. The O&M agreement contains customary guarantees, such as two-year guarantee and repairs. Epartir subcontracted with the wind turbine manufacturer Gamesa for the wind turbine O&M services.

Project Level Financing. Palmatir signed a financing agreement on April 11, 2013, for a 20-year loan in two tranches in connection with the project. Each tranche is denominated in U.S. dollars. The first tranche is a $73 million loan from the U.S. Export Import Bank with a fixed interest rate of 3.11%.  The second tranche is a $40 million loan from the Inter-American Development Bank with a floating interest rate of LIBOR plus 4.125%.  The project hedged 80% of the floating rate loan with a swap at a rate of 2.22% with the financing bank. The combined principal balance of both tranches as of December 31, 2016 was $99 million.

Cash distributions are permissible every six months subject to a historical debt service coverage ratio for the previous twelve-month period and a projected debt service coverage ratio of at least 1.25x for the following twelve-month period.

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

Power Purchase Agreement. Cadonal signed a PPA with UTE on December 28, 2012, for 100% of the electricity produced. UTE pays a fixed tariff under the PPA, which is denominated in U.S. dollars and is adjusted every January considering both U.S. and Uruguay’s inflation indexes and the exchange rate between Uruguayan pesos and U.S. dollars.

UTE is unrated and Uruguay has senior unsecured credit ratings of BBB- from S&P, Baa2 from Moody’s and BBB- from Fitch.

Engineering, Procurement and Construction Agreement. The construction of Cadonal was carried out by subsidiaries of Abengoa under a fixed price EPC contract that includes customary guarantees.

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

Project Level Financing. On September 15, 2014, Cadonal executed an A/B loan agreement and a subordinated debt tranche. The first drawdown occurred on November 28, 2014. The A/B loan is denominated in U.S. dollars. The A tranche, with a tenor of 19.5 years, is a $40.5 million loan from Corporacion Andina de Fomento, or CAF, with a floating interest rate of LIBOR (six months) plus 3.9% for as long as CAF has access to funding from BankBankengruppe Kreditanstalt fur Wiederaufbau, or KfW, a German public law development institution, through its program for the development of certain climate-relevant projects. An interest rate swap was arranged in order to mitigate interest rate risk for Tranch A loan, covering the 70% of the interests through a swap set at approximately 3.29% strike. The B tranche is a $40.5 million loan from DNB Bank with a floating interest rate of LIBOR (six months) plus 3.65% for as long as CAF has access to funding from KfW, with a tenor of 17.5 years. The B tranche loan was approximately 70% hedged through swap set at approximately 3.16% strike. The subordinated debt tranche was signed with CAF in the amount of $9.1 million, with a tenor of 19.5 years and a floating interest rate of LIBOR (six months) plus 6.5%. This subordinated debt tranche may be prepaid in the future at no significant cost to improve the cash generation profile.

The combined principal balance of these loans as of December 31, 2016 was $85 million.

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

Kaxu

Overview. Kaxu Solar One Solar, or Kaxu, is a 100 MW net solar conventional parabolic trough project with a molten salt thermal energy storage system and is located in Paulputs, Northern Cape Province, South Africa. Atlantica Yield, through Abengoa Solar South Africa (Pty) Ltd, owns 51% of the Kaxu project. The project company, Kaxu Solar One (Pty) Ltd., is currently owned by: us (51%), Industrial Development Corporation of South Africa (29%) and Kaxu Community Trust (20%). The project reached COD in January 2015.

Kaxu relies on a conventional parabolic trough solar power system to generate electricity. This technology is similar to the technology used in solar power plants that we own in Spain.

According to the tax accelerated depreciation regime established by the South African Corporate Income Tax Act, Kaxu is not expected to pay significant income taxes in the next 10 years.

Power Purchase Agreement. Kaxu has a 20-year PPA with Eskom Holdings SOC Ltd., or Eskom, under a take or pay contract for the purchase of electricity up to the contracted capacity from the facility. The PPA expires in February 2035. Eskom purchases all the output of the Kaxu plant under a fixed-price formula in local currency subject to indexation to local inflation which we believe protects us from potential devaluation over the long term.

Eskom is a state-owned, limited liability company, wholly owned by the government of the Republic of South Africa. Eskom’s payment guarantees are underwritten by the South African Department of Energy, under the terms of an implementation agreement. The South African government has credit ratings of BBB‑ from S&P, Baa2 from Moody’s and BBB‑ from Fitch.

Engineering, Procurement and Construction Agreement. Certain Abengoa subsidiaries carried out the construction of Kaxu under an arm’s-length, fixed-price and date-certain engineering, procurement and construction contract. The EPC contract provides a performance guarantee of 12 consecutive and uninterrupted months within the initial 24-month period, for the benefit of the project company and the financing parties. In December 2016, two water pumps failed, thereby temporarily limiting the plant’s production until repaired. These repairs, together with others, are currently underway. Existing guarantees and insurance should cover repair costs and loss of revenue after customary deductibles.

Transmission and Interconnection. Kaxu connects at 132kV at Paulputs substation, where Eskom has established a 132kV feeder bay. A 132kV line between Paulputs substation and the Kaxu plant substation has been built.

The Republic of South Africa has senior unsecured credit ratings of BBB- from S&P, Baa2 from Moody’s and BBB from Fitch.

Operations & Maintenance. Kaxu entered into an O&M Agreement with Kaxu CSP O&M Company, a company owned by a subsidiary of Abengoa Solar (92%) and Kaxu Black Employee Trust, (8%) for the operation and maintenance of the Project.  The O&M is for a period of 20 years from COD. The operator operates the facility in accordance with prudent utility practices, to ensure compliance with all applicable government and agency permits, licenses, approvals and PPA terms, and to assist Kaxu with the procurement of necessary support and ancillary services.

Project Level Financing. Kaxu has closed long-term financing with a lenders’ group comprising local commercial banks Nedbank and RMB, local development finance institutions Industrial Development Corporation of South Africa and Development Bank of Southern Africa, as well as the International Finance Corporation for a total approximate amount of 5,860.0 million South African rand. The loan consists of senior and subordinated long-term loans payable in South African rand over an 18-year term with the cash generated by the project. The loan was initially 100% hedged through a swap with the same banks providing the financing, and the coverage is progressively reduced over the life of the loan with a current effective annual interest rate of 11.44%.

As of December 31, 2016, the outstanding amount of these loans was $420 million.

The financing arrangement permits dividend distributions on a semi-annual basis after the first repayment of debt has occurred, as long as the historical and projected debt service coverage ratios are at least 1.2x.

Conventional Power

The following table provides an overview of our sole conventional power asset:

Asset	Location	Capacity	Currency	Offtaker	Counterparty Credit Rating(1)	COD	Contract Years Left
ACT	Mexico	300 MW	U.S. dollars(2)	Pemex	BBB+/Baa3/BBB+	2Q 2013	16

Notes:—
(1)	Reflects the counterparty’s issuer credit ratings issued by S&P, Moody’s and Fitch.
(2)	Payable in Mexican pesos.

ACT

Overview. ACT is a gas-fired cogeneration facility located inside the Nuevo Pemex Gas Processing Facility near the city of Villahermosa in the State of Tabasco, Mexico. It has a rated capacity of approximately 300 MW and between 550 and 800 metric tons per hour of steam. The plant includes a substation and an approximately 52-mile and 115-kilowatt transmission line. ACT reached COD on April 1, 2013. ACT Energy Mexico, S. de R.L. de C.V., or ACT Energy Mexico, owns ACT.

The ACT Plant utilizes mature and proven gas combustion turbines and heat recovery technology. Specifically, the ACT Plant utilizes two GE Power & Water “F” technology natural gas-fired combustion turbines and two Cerrey, S.A. de C.V., or Cerrey, heat recovery steam generators.

ACT is not expected to pay significant income taxes until the fifth or sixth year after our IPO, i.e., until 2019 or 2020 due to the NOLs generated during the construction phase.

Conversion Services Agreement. On September 18, 2009, ACT entered into the Pemex Conversion Services Agreement, or the Pemex CSA, with Petroleos Mexicanos, or Pemex, under which ACT is required to sell all of the plant’s thermal and electrical output to Pemex. The Pemex CSA has an initial term of 20 years from the in-service date and will expire on March 31, 2033. The parties may mutually extend the Pemex CSA for an additional 20-year period. The Pemex CSA requires Pemex to supply the facility, free of charge, with the fuel and water necessary to operate ACT, and the latter has to produce electrical energy and steam requested by Pemex based on the expected levels of efficiency. The Pemex CSA is denominated in U.S. dollars. The price is fixed and will be adjusted annually, part of it according to inflation and part according to a mechanism agreed in the contract that on average over the life of the contract reflects expected inflation.

Pemex has a corporate credit rating of BBB+ by S&P, Baa3 by Moody’s and BBB+ by Fitch.

Engineering, Procurement and Construction Agreement. The construction of ACT was carried out by subsidiaries of Abengoa, which were responsible for the design, engineering, equipment procurement and construction under a turnkey EPC contract. CFE, Mexico’s Federal Electricity Commission and Pemex supervised the engineering, procurement and construction work.

Transmission and Interconnection. The Transferred Transmission Line that connects ACT to the CFE transmission grid system includes seven outgoing lines connected to the Cactus Switcheo substation. On April 1, 2013, pursuant to the terms of the Pemex CSA and as required by Mexican laws and regulations, ACT Energy Mexico transferred ownership of the Transferred Transmission Line and the Cactus Switcheo substation to the CFE for no consideration.

Operations & Maintenance. GE International provides services for the maintenance, service and repair of the gas turbines as well as certain equipment, parts, materials, supplies, components, engineering support test services and inspection and repair services. In addition, NAES Mexico, S. de R.L. de C.V., or NAES, is responsible for the O&M of the ACT Plant. The O&M agreement with NAES expires upon the expiration of the Pemex CSA, although we may now cancel it with no penalty. ACT Energy Mexico pays NAES for its reimbursable costs, operating costs and a $290,000 annual management fee.

Project Level Financing. On December 19, 2013, ACT Energy Mexico signed a $680 million senior loan agreement with a syndicate of banks led by Banco Santander, Banobras and Credit Agricole Corporate & Investment Bank. Each tranche of the loan is denominated in U.S. dollars. The financing consists of a $333 million of tranche one and a $327 million of tranche two plus an additional $20 million for the issuance of a letter of credit. After the entry of SMBC, EDC, La Caixa, Nafin and Bancomext into the financing in 2014 and subsequent to the first scheduled principal repayment, the first tranche amounted to $205.4 million and the second tranche to $450.4 million, thereby continuing to maintain the same aggregate total amount of $680 million.

The first tranche has a 10-year maturity, the second tranche has an 18-year maturity and the letter of credit may be convertible into additional principal that will be added to the first tranche. The interest rate on each tranche is a floating rate based on the three-month LIBOR plus a margin of 3.0% until December 2018, 3.5% from January 2019 to December 2023 and 3.75% from January 2024 to December 2031. The senior loan agreement requires ACT Energy Mexico to hedge the interest rate for a minimum amount of 75% of the outstanding debt amount during at least 75% of the debt term. In 2014, ACT closed a swap for an initial notional amount of $491.6 million at a weighted average rate of 3.92%.

The senior loan agreement permits cash distributions to shareholders after six months provided that the debt service coverage ratio is at least 1.20x, or at any time provided that the last four quarters had a debt service coverage ratio of at least 1.20x.

The outstanding amount of these loans as of December 31, 2016 was $598 million.

Partnerships. We own all of the shares of ACT except for two ordinary shares, which represent less than 0.01% of the total capital of ACT and which are owned by Abengoa subsidiaries.

Electric Transmission

The following table provides an overview of our electric transmission assets, each of which is operational:

Asset	Location	Length	Currency(1)	Offtaker	Counterparty Credit Rating(2)	COD	Contract Years Left
ATN	Peru	362 miles	U.S. dollars	Peru	BBB+/A3/BBB+	1Q 2011	24
ATS	Peru	569 miles	U.S. dollars	Peru	BBB+/A3/BBB+	1Q 2014	27
ATN2	Peru	81 miles	U.S. dollars	Minera Las Bambas	Not rated	2Q 2015	16
Quadra 1	Chile	49 miles	U.S. dollars	Sierra Gorda	Not rated	2Q 2014	18
Quadra 2	Chile	32 miles	U.S. dollars	Sierra Gorda	Not rated	1Q 2014	18
Palmucho	Chile	6 miles	U.S. dollars	Enel Generacion Chile	BBB+/Baa2/BBB+	4Q 2007	21

Notes:—
(1)	Certain contracts denominated in U.S. dollars are payable in local currency.
(2)	Reflects counterparty’s issuer credit ratings issued by S&P, Moody’s and Fitch.

In addition to the assets listed above, we own an exchangeable preferred equity investment in ACBH, which is a subsidiary of Abengoa that holds entities involved in the development and construction of contracted assets, which are substantially all electric transmission lines, in Brazil. This investment is described further below and its current value is difficult to assess.

ATN

Overview. Abengoa Transmision Norte S.A., or the ATN Project, in Peru is part of the Guaranteed Transmission System, or Sistema Garantizado de Transmision, or SGT, and is comprised of the following facilities:

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

ATN reached COD for each line as set forth below:

Line	kV	Beginning	End	COD
1	220	Carhuamayo	Paragsha	January 11, 2011
2	220	Paragsha	Conococha	February 24, 2011
3	220	Conococha	Kiman Ayllu	December 28, 2011
4	220	Kiman Ayllu	Cajamarca Norte	June 26, 2011

Credititulos Sociedad Titulizadora S.A., or Credititulos, acting as trustee for the senior bond holders of the trust and as owner of the ATN Project.

Concession Agreement. Pursuant to the initial concession agreement, the Peruvian Ministry of Energy, on behalf of the Peruvian Government, granted ATN a concession to construct, develop, own, operate and maintain the ATN Project. The initial concession agreement became effective on May 22, 2008, and will expire 30 years after the COD of Line 1, which was achieved on January 11, 2011.

Pursuant to the initial concession agreement, ATN owns all assets that it has acquired to construct and operate the ATN Project for the duration of the concession. The ownership of these assets will revert to the Peruvian Ministry of Energy upon termination of the initial concession agreement.

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

Peruvian law requires the existence of a definitive concession agreement to perform electricity transmission activities where the transmission facilities cross public land or land owned by third parties. On February 20, 2010, the Peruvian Ministry of Energy executed a definitive concession agreement with ATN to transmit electricity using the transmission lines of the ATN Project. The Peruvian Ministry of Energy also approved the execution of the concession agreement between the Peruvian Ministry of Energy and ATN, which was executed on February 23, 2010, and formalized by public deed dated March 9, 2010.

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

Operations & Maintenance. Credititulos, as trustee, has an O&M agreement with Omega Peru, a subsidiary of Abengoa, specialized in O&M services for electric transmission lines across South American countries. This O&M agreement has a five-year term that renews automatically for an additional five-year period until the termination of the Concession agreement, unless either party exercises its right not to renew the O&M agreement. The O&M agreement provides for a fixed price of $3.35 million per year and is adjusted yearly with the variation of the U.S. Finished Goods Less Food and Energy Index.

Project Level Financing. On September 26, 2013, ATN completed the issue of a project bond in three tranches. To implement the bond issuance, ATN created a trust holding all of the assets and economic rights arising out of the definitive concession agreement. Each tranche is denominated in U.S. dollars. The first tranche has a principal amount of $15 million with a five-year term with quarterly amortization and bears interest at a rate of 3.84375% per year. The second tranche has a principal amount of $50 million with a 15-year term with quarterly amortization and bears interest at a rate of 6.15% per year. The second tranche has a five-year grace period for principal repayment. The third tranche has a principal amount of $45 million with a 26-year term and bears interest at a rate of 7.53% per year. The third tranche has a 15-year grace period for principal repayments. As of December 31, 2016, $111 million in aggregate principal amount was outstanding.

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

The transmission lines span approximately 569 miles and cross over the Lima, Ica, Arequipa and Moquegua districts. The new substations are located in the district of Poroma (Marcona), Ocona and Montalvo. Abengoa Transmision Sur S.A., or ATS, owns the ATS Project. ATS reached COD on January 17, 2014.

Construction of the transmission lines and related substations required for operation of the ATS Project is complete. Pursuant to the concession agreements, the Peruvian Ministry of Energy granted ATS the right to operate the ATS Project for 30 years from achieving COD. As part of the initial concession agreement, ATS agreed to construct the Montalvo substation second bus bar, which is a strip or bar of copper, brass or aluminum that conducts electricity within an electrical system. The second bus bar was not required for operation of the ATS Project and its construction was completed in December 2014.

ATS has generated, and will generate, relevant NOL carryforwards that we expect to use to offset future taxable income. According to our estimates, ATS is not expected to pay income tax for a period of more than 10 years.

Concession Agreement. Pursuant to the initial concession agreement, the Peruvian Ministry of Energy, on behalf of the Peruvian Government granted ATS a concession to construct, develop, own, operate and maintain the ATS Project. The initial concession agreement became effective on July 22, 2010, and will expire 30 years after achieving COD.

Pursuant to the initial concession agreement, ATS will own all assets it has acquired to construct and operate the ATS Project for the duration of the concession. These assets will revert to the Peruvian Ministry of Energy upon termination of the initial concession agreement.

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

Peruvian law requires market participants to enter into a definitive concession agreement to perform electricity transmission activities where the transmission facilities cross public land or land owned by third parties. On June 6, 2012, the Peruvian Ministry of Energy granted ATS a definitive concession agreement to transmit electricity using the transmission lines of the ATS Project. The Peruvian Ministry of Energy approved the execution of the concession agreement between the Peruvian Ministry of Energy and ATS, which was executed on June 7, 2012 and formalized by Public Deed dated August 1, 2012.

Peru has a long-term credit rating of BBB+ from S&P, A3 from Moody’s and BBB+ from Fitch.

Engineering, Procurement and Construction Agreements. The construction of the ATS Project was carried out by subsidiaries of Abengoa under arm’s-length, fixed-price and date-certain EPC contracts. The procurement contract and the construction contract were executed on July 22, 2010, and August 24, 2010, respectively.

Operations & Maintenance. Omega Peru, a wholly-owned subsidiary of Abengoa, provides O&M services for the ATS Project. Omega Peru has agreed to operate the facility in accordance with prudent utility practices, ensure compliance with all applicable government and agency permits, licenses, approvals and concession agreement terms. The O&M agreement provides for a fixed fee of $2.0 million per year and is adjusted annually on the anniversary of the execution of the O&M agreement to reflect the variation in the U.S. Finished Goods Less Food and Energy Index. The O&M agreement was executed for a five-year term that renews automatically for an additional five-year period until the termination of the initial concession agreement, unless either party exercises its right not to renew the O&M agreement.

Project Level Financing. On April 8, 2014, ATS issued a project bond in one tranche denominated in U.S. dollars. The project bond has a principal amount of $432 million with a 29-year term with semi-annual amortization and bears a fixed interest rate of 6.875%. The bond had a two-year grace period for principal repayment and as of December 31, 2016, $423 million was outstanding.

Cash distributions may be made every six months subject to a trailing historical debt service coverage ratio for the previous two quarters of at least 1.20x.

ATN2

Overview. ATN2, located in Peru, is part of the Complementary Transmission System, or Sistema Complementario de Transmision, SCT, and consists of the following facilities: (i) the approximately 130km, 220kV line from SE Cotaruse to Las Bambas; (ii) the connection to the gate of Las Bambas Substation and (iii) the expansion of the Cotaruse 220kV substation (works assigned to Consorcio Transmantaro). ATN2 reached COD in June 2015.

The Build-Own-Operate, or BOO, Contract. Pursuant to the BOO Contract executed on August 11, 2011, with Minera Las Bambas (formerly known as Xstrata Las Bambas), the project owns all assets to construct and operate the ATN2 Project.

Minera Las Bambas is owned by a partnership consisting of a China Minmetals Corporation subsidiary (62.5%), a wholly owned subsidiary of Guoxin International Investment Co. Ltd (22.5%) and CITIC Metal Co. Ltd (15.0%).

The ATN2 Project has an 18-year, fixed-price tariff base denominated in U.S. dollars, partially adjusted annually in accordance with the U.S. Finished Goods Less Food and Energy Index as published by the U.S. Department of Labor. Our receipt of the tariff base is independent from the effective utilization of the transmission lines and substations related to the ATN2 Project.

Peruvian law requires the existence of a definitive concession agreement to perform electricity transmission activities where transmission facilities cross public land or land owned by third parties. On May 31, 2014, the Peruvian Ministry of Energy granted a definitive concession agreement to the transmission lines of the ATN2 project.

ATN2 has generated and will generate relevant NOL carryforwards that we expect to use to offset future taxable income. According to our estimates, ATN2 is not expected to pay significant corporate taxes in the next 10 years.

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

Project Level Financing. On September 28, 2011, a 15-year loan agreement was executed with Banco de Credito del Peru, or BCP, for a commitment of $50.0 million at a fixed rate of 8.25%. On November 24, 2014, a new 15-year tranche was signed with BCP for $31.0 million at a fixed rate of 8.78%. The loan contemplates an amortization grace period during construction. As of December 31, 2016, the outstanding amount of the ATN2 project loan was $95 million.

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

According to our estimates, Quadra 1/2 has generated and will generate relevant NOL carryforwards that we expect to use to offset future taxable income. Quadra 1/2 is not expected to pay significant corporate taxes in the next 10 years.

Concession Agreement. Both projects have concession agreements with the Sierra Gorda SCM mining company, which is owned by Sumitomo Corporation, Sumitomo Metal Mining and KGHM Polska Mietz. The concession agreement is denominated in U.S. dollars and has a 21-year term that began on the COD. The contract price is indexed mainly to the U.S. CPI.

Sierra Gorda SCM requested additional work on Quadra 2 not initially foreseen, which required an additional capital expenditure of approximately $22 million. Construction of the additional work is finished and has resulted in an increased tariff under the concession agreement with Sierra Gorda SCM.

The concession agreement grants in favor of Sierra Gorda a call option over the transmission line, exercisable at any time during the life of the contract. According to the call option, Sierra Gorda is entitled to purchase the transmission line at an agreed price and with a six-month prior written notice.

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

Quadra 2 and Abengoa Chile executed an agreement for the provision of O&M services at Quadra 2, subject to certain exceptions. First, the O&M for the land strip that is within the EE Cochrane property will be undertaken by EE Cochrane under an agreement with Quadra 2. Second, Gasatacama will undertake the operational representation against the CDEC-SING under an agreement with Abengoa Chile S.A.

Each O&M agreement with Abengoa Chile has a 252-month maturity and is denominated in U.S. dollars and indexed to Chilean CPI and to the average exchange rate. We are currently discussing the replacement of Abengoa Chile with several suppliers, pending the project lenders’ authorizations.

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

On November 20, 2012, Quadra 2 signed an initial financing contract for $34.4 million with CA-CIB and Corpbanca. The term of the loan is 16 years and the loan matures on August 31, 2028 and has a semi-annual amortization schedule. The interest rate is a variable rate based on the six-month LIBOR plus 3.80% for the first seven years after COD and 4.0% thereafter. Quadra 2 signed an interest rate swap hedging contract with Corpbanca that covers 75% of the debt and fixed the six-month LIBOR to 2.5175% until maturity. Due to the additional work required by Sierra Gorda SCM, an additional debt tranche for a total of $17 million was signed in May 2014. As of December 31, 2016, $79 million in aggregate principal amount was outstanding in respect of Quadra 1 and Quadra 2.

The financing arrangements of Quadra 1 and Quadra 2 restrict cash distribution to shareholders unless a distribution test of 1.20x historical debt service coverage ratio for the previous six months is met in the case of Quadra 1, and of 1.10x historical debt service coverage ratio for the previous six months is met in the case of Quadra 2.

Palmucho

Palmucho is a short transmission line in Chile that is approximately 6 miles. It delivers energy generated by the Palmucho Plant, which is owned by Enel Generacion Chile, to the SIC. The Palmucho Plant connects to the number 2 circuit of the 220kV Ralco—Charrua transmission line at the 66/220kV Zona de Caida substation. The Palmucho project has been in operation since October 2007. Palmucho has a 14-year concession contract with Enel Generacion Chile, whereby both parties are obliged to enter into a four-year valid toll contract at the end of the term of the concession contract and the valid toll contract will be renewed for three periods of four years each until one of the parties decides not to renew. Enel Generacion Chile operates the Palmucho project and Abengoa Chile maintains the project. On October 24, 2008, Palmucho signed a long-term debt facility with Corpbanca for $7 million. The loan is denominated in U.S. dollars. The term of the loan is 13 years and the loan matures on October 25, 2021. The loan has a quarterly amortization schedule and the outstanding balance as of December 31, 2016 was $3.7 million. Enel Generacion Chile has a senior unsecured credit rating of BBB+ from S&P, Baa2 from Moody’s and BBB+ from Fitch.

Palmucho executed an operation and maintenance agreement with Cobra in February 2017 after terminating a previous agreement.

Exchangeable Preferred Equity Investment in Abengoa Concessoes Brasil Holding

In addition to the assets listed above, we hold an exchangeable preferred equity investment in ACBH, a subsidiary holding company of Abengoa engaged in the development, construction, investment and management of contracted concessions in Brazil, comprised mostly of transmission lines, some of which are in operation and some under construction. Each of the projects owned by ACBH has a 30-year concession agreement, and each concession agreement provides for indemnification and compensation at replacement value of non-depreciated assets at the end of the concession. ANEEL granted the concession agreements to the different project companies through an auction process. The revenues paid by ANEEL are denominated in Brazilian reais and indexed to the ICPA, which is the Brazilian consumer price index.

Brazilian Insolvency Procedure

On January 29, 2016, Abengoa informed us that several of its indirect subsidiaries of Abengoa in Brazil, including ACBH, have initiated an insolvency procedure under Brazilian law (“reorganizaçao judiciaria”), as a “Pedido de processamento conjunto”, which means the substantial consolidation of the three main subsidiaries of Abengoa in Brazil, including ACBH. In April 2016, Abengoa presented a consolidated restructuring plan in the Brazilian Court, including ACBH and two other subsidiaries. In 2016, we did not receive any preferred dividend from ACBH.

Shareholders’ Agreement

Pursuant to the amended and restated shareholders’ agreement dated June 30, 2015, entered into among us, ACBH and the ordinary shareholders of ACBH, we have the following rights under the exchangeable preferred equity investment:

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

Parent Support Agreement

Pursuant to the terms of a parent support agreement entered into on December 9, 2014 among us, ACBH and Abengoa, Abengoa guaranteed such dividend for the initial five-year period and in the event that, at any point in time, the amount deposited in New York City in U.S. dollars is lower than the preferred dividend payments that we have the right to receive as of such time, we will be entitled to retain all payments due to Abengoa and any of its affiliates, including dividends payable on our shares and payments related to all agreements entered into between us and/or our subsidiaries and Abengoa and/or its affiliates, without affecting their respective obligations to continue performing under the relevant contract.

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

Since December 2015, we have retained a total amount of $28 million of dividends attributable to Abengoa in accordance with the provisions of the parent support agreement and the deed.

Agreement reached with Abengoa

In the third quarter of 2016, we signed an agreement with Abengoa on the ACBH preferred equity investment, among other subjects, with the following main consequences:

•
Abengoa acknowledged it failed to fulfill its obligations under the agreements related to the preferred equity investment in ACBH and, as a result, we are the legal owner of the dividends amounting to $28.0 million that we had retained from Abengoa and $6.7 million we subsequently retained in the fourth quarter of 2016;

•
Abengoa recognizes a non-contingent credit for an amount of €300 million (approximately $316 million), corresponding to the guarantee provided by Abengoa, S.A. regarding the preferred equity investment in ACBH, subject to restructuring and adjustments for dividends retained after the agreement. On October 25, 2016, we signed Abengoa’s restructuring agreement and accepted, subject to implementation of the restructuring, to receive 30% of the amount (approximately $95 million nominal value) in the form of tradable notes to be issued by Abengoa. Upon completion of the restructuring, this debt, or Restructured Debt, would have a junior status within Abengoa debt structure post restructuring. The remaining 70% (approximately $221 million nominal) would be received in the form of equity in Abengoa. As of the date of this report, there is a high degree of uncertainty regarding the value of this debt and equity, which we believe will be significantly lower than its nominal value; and

•
In order to convert this junior debt into senior debt, we have agreed, subject to implementation of the restructuring, to participate in Abengoa’s issuance of asset-backed notes, or the New Money 1 Tradable Notes, with up to €48 million (approximately $51 million), subject to scale-back following allocation process contemplated in Abengoa’s restructuring. However, we expect the final investment to be significantly lower than €48 million (approximately $51 million). In the fourth quarter of 2016, we reached an agreement with an investment fund to sell them approximately 50% of the New Money 1 Tradable Notes that we are assigned.  As a result, we expect the final investment to be less than €24 million (approximately $25 million).  The New Money 1 Tradable Notes are backed by a ring-fenced structure including our shares and A3T, a cogeneration plant in Mexico. The New Money 1 Tradable Notes offer the highest level of seniority in Abengoa’s debt structure post restructuring. Upon our purchase of the New Money 1 Tradable Notes, the Restructured Debt would be converted into senior debt.

Upon receipt of the Restructured Debt and Abengoa equity, we would waive our rights under the ACBH agreements, including our right to retain the dividends payable to Abengoa.

Water

The following table presents our interests in water assets, each of which is operational:

Assets	Type	Location	Capacity	Offtaker	Currency(1)	Counterparty Credit Rating(2)	COD	Contract Years Left
Honaine	Water	Algeria	7 M ft3/day	Sonatrach	U.S. dollar	Not rated	3Q 2012	21
Skikda	Water	Algeria	3.5 M ft3/day	Sonatrach	U.S. dollar	Not rated	1Q 2009	17

Note:—
(1)	Payable in local currency.

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

The technology selected for the Honaine plant is currently the most commonly used in this kind of project. It consists of desalination using membranes by reverse osmosis. Honaine has a capacity of seven M ft3 per day of desalinated water and has been in operation since July 2012. The project serves a population of 1.0 million.

Honaine has a corporate income tax exemption until 2022. After that period, in case the exemption is not extended, a claim may be made under the water purchase agreement for compensation in the tariff.

Concessions Agreement. The water purchase agreement is a U.S. dollar indexed 30-year take-or-pay contract with Sonatrach/Algerienne des Eaux, or ADE, from the date of signature, or 25-year term from COD. The tariff structure is based upon plant capacity and water production, covering variable cost (water cost plus electricity cost). Tariffs are adjusted monthly based on the indexation mechanisms that include local inflation, U.S. inflation and the exchange rate between the U.S. dollar and local currency.

Engineering, Procurement and Construction Agreement. The construction of Honaine was carried out by subsidiaries of Abengoa and the construction company Sacyr, S.A. under an arm’s-length, fixed price and date certain EPC contract executed in May 2007.

Operations & Maintenance. In May 2007, MBH signed an operation and maintenance contract and a membrane and chemical products supply contract with UTE Honaine O&M (a joint venture between Abengoa Water, S.L. and Sacyr, S.A., each holding 50%).

The O&M agreement is a 30-year contract from the date of signature (or 25-year term from COD) with a fixed fee of $6.9 million per year and a variable component. The fixed O&M cost covers mainly structural and staff costs. The variable O&M cost covers the chemical products, filters cost and membranes costs related to the water production.

Project Level Financing. In May 2007, MBH signed a financing agreement (as amended in November 2008 and June 2013) with Crédit Populaire d’Algerie, or CPA. The final amount of the loan was $233 million and it accrues fixed-rate interest of 3.75%. The repayment of the Honaine facility agreement consists of sixty quarterly payments, ending in April 2027.

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

The technology selected for the Skikda plant is currently the most commonly used in this kind of project. It consists of the use of membranes to obtain desalinated water by reverse osmosis. Skikda has a capacity of 3.5 M ft3 per day of desalinated water and has been in operation since February 2009. The project serves a population of 0.5 million.

Skikda has a corporate income tax exemption until 2019. After that period, in case the exemption is not extended, a claim may be made under the water purchase agreement for compensation in the tariff.

Concessions Agreement. The water purchase agreement is a U.S. dollar indexed 30-year take-or-pay contract with Sonatrach/ADE from the date of signature, or 25-year term from COD. The tariff structure is based upon plant capacity and water production, covering variable cost (water cost plus electricity cost). Tariffs are adjusted monthly based on the indexation mechanisms that include local inflation, U.S. inflation and the exchange rate between the U.S. dollar and local currency.

Engineering, Procurement and Construction Agreement. The construction of Skikda was carried out by subsidiaries of Abengoa and the construction company Sacyr, S.A. under an arm’s-length, fixed price and date certain EPC contract executed in July 2005.

Operations & Maintenance. In July 2005, ADS signed an operation and maintenance contract and a membrane and chemical products supply contract with UTE Geida O&M (a joint venture between Abengoa Water, S.L. holding 67%, and Sacyr, S.A., holding 33%).

The O&M agreement is a 30-year contract from the date of signature (or 25-year term from COD) with a fixed fee of $4.3 million per year and a variable component. The fixed O&M cost covers mainly structural cost and staff costs. The variable O&M cost covers the chemical products, filters cost and membranes costs related to the water production.

Project Level Financing. In July 2005, ADS signed a financing agreement (as amended in May 2009) with Banque Nationale d’Algerie, or BNA. The final amount of the loan was $108.9 million and it accrues fixed-rate interest of 3.75%. The repayment of the Skikda facility agreement consists of sixty quarterly payments, ending in May 2024.

As of December 31, 2016, the outstanding amount of the Skikda project loan was $42 million.

The financing arrangements permit cash distribution to shareholders once per year under certain conditions, including that the audited financials for the prior fiscal year indicate a debt service coverage ratio of at least 1.25x.

Partnerships. 51% of the plant is owned by Geida Skikda, which is jointly owned by us (67%) and Sadyt (33%). The other 49% is held by AEC.

Our Growth Strategy

We intend to grow our cash available for distribution by optimizing the operations of our existing assets and acquiring new contracted revenue-generating assets in operation from Abengoa, from third parties and from potential new future sponsors.

We signed an exclusive agreement with Abengoa, which we refer to as the ROFO Agreement, which provides us with a right of first offer on any proposed sale, transfer or other disposition of any of Abengoa’s contracted renewable energy, conventional power, electric transmission or water assets in operation and located in the United States, Canada, Mexico, Chile, Peru, Uruguay, Brazil, Colombia and the European Union. Under the ROFO Agreement, Abengoa is not obligated to sell any of the Abengoa ROFO Assets to us by any date or at all. Abengoa may offer and sell to third parties assets that are not yet contracted revenue assets in operation. As a result, we do not know when, if ever, Abengoa will offer us any assets for acquisition. In addition, in the event that Abengoa elects to sell Abengoa ROFO Assets, Abengoa will not be required to accept any offer we make for any such Abengoa ROFO Asset. See “Item 7.B—Related Party Transactions—Right of First Offer” for more details.

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

•
focus on regions and countries that provide an optimal balance between growth opportunities and security and risk considerations, including the United States, Canada, Mexico, Chile, Peru, Uruguay, Brazil, Colombia and the European Union; and

•	preference for U.S. dollar-denominated revenues, in the absence of which, we will implement a cost-effective, ad-hoc hedging policy that will support stability of cash flows.

Under the ROFO Agreement, if Abengoa offers an Abengoa ROFO Asset to us, we will have 60 days to complete due diligence and negotiate the acquisition of the asset. If we do not agree to purchase the applicable asset after such period, Abengoa will be free to pursue the sale with other potential buyers. Under the ROFO Agreement, Abengoa will not be obligated to sell any of the Abengoa ROFO Assets to us by any date or at all. As a result, we do not know when, if ever, Abengoa will offer any assets for acquisition. In addition, in the event that Abengoa elects to sell Abengoa ROFO Assets, Abengoa will not be required to accept any offer we make for any such Abengoa ROFO Asset. Abengoa also may, following the completion of good-faith negotiations with us during the 60-day period mentioned above, choose to sell Abengoa ROFO Assets to a third party or not to sell the assets at all. However, if we do not reach an agreement, any sale to a third party within 30 months following such 60-day period must be on terms and conditions generally no less favorable to Abengoa than those offered to us. After such 30-month period, the asset will cease to be an Abengoa ROFO Asset. Pursuant to the ROFO Agreement, we are to pay Abengoa a fee of 1% of the equity purchase price of any Abengoa ROFO Asset that we acquire as consideration for Abengoa granting us the right of first offer.

In addition, we have a ROFO agreement with APW-1 mirroring the ROFO agreement we have with Abengoa. APW-1 is an investment vehicle initially created by Abengoa as a joint venture with EIG. Although the ROFO is in place, we cannot assure that it will survive the changes that APW-1 has experienced or will experience.

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

In addition, we plan to sign similar agreements with other developers or asset owners or enter into partnerships with such developers or asset owners in order to acquire assets in operation or to invest directly or through investment vehicles in assets under development, ensuring that such investments are always a small part of our total investments.

Finally, we also expect to acquire assets from third parties leveraging the local presence and network we have in the geographies and sectors in which we operate.

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

Third Dropdown Assets

On May 13, 2015, we completed the acquisition of Helios 1/2, a 100 MW solar complex located in Spain. On May 14, 2015, we completed the acquisition of Solnova 1/3/4, a 150 MW solar complex located in Spain. On May 25, 2015, we completed the acquisition of the remaining 70.4% stake in Helioenergy 1/2, a 100 MW solar complex in Spain. On July 30, 2015, we completed the acquisition of Kaxu, a 100 MW solar plant in South Africa. See “Item 4.B—Business Overview—Our Operations—Renewable Energy” for a description of such assets. The total aggregate consideration for the Third Dropdown Assets was $682 million and was mainly financed with the proceeds of a capital increase completed in May 2015. See “Item 5.B—Liquidity and Capital Resources”.

Fourth Dropdown Assets

On June 25, 2015, we completed the acquisition of ATN2, an 81-mile transmission line in Peru from Abengoa and Sigma, a third-party financial investor in ATN2. On September 30, 2015, we completed the acquisition of Solaben 1/6, a 100 MW solar complex in Spain. These assets were acquired from Abengoa under the ROFO Agreement. See “Item 4.B—Business Overview—Our Operations—Renewable Energy” for a description of such assets. In addition, on January 7, 2016, we completed the acquisition from JGC of a 13% in Solacor 1/2, a 100 MW solar complex in Spain where we already owned a 74% stake. The total aggregate consideration for the Fourth Dropdown Assets was $378 million and was mainly financed with Tranche B of our Credit Facility. See “Item 5.B—Liquidity and Capital Resources—Financing Arrangements—Credit Facility.”

Additionally, on August 3, 2016, we completed the acquisition of an 80% stake in Seville PV from Abengoa, a 1 MW solar photovoltaic plant in Spain.

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

Additionally, we have entered into a ROFO Agreement, a Financial Support Agreement and other agreements with Abengoa. See “Item 7.B—Related Party Transactions” for more detail on these contracts.

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

Intellectual Property

In general, the construction or other agreements in each asset allow us to use the technology and intellectual property of suppliers.  We have applied to be the legal owner of the Atlantica Yield name and we own the www.atlanticayield.com domain as well as others. We still have in place a licensing agreement with Abengoa for the use of the name “Abengoa”, which Abengoa is entitled to terminate under the circumstances described in “Item 7.B—Related Party Transactions—Trademark License Agreement.”

Regulatory and Environmental Matters

See “Item 4.B—Business Overview—Regulation.”

Insurance

We maintain the types and amounts of insurance coverage that we believe are consistent with customary industry practices in the jurisdictions in which we operate. Our insurance policies cover employee-related accidents and injuries, property damage, machinery breakdowns, fixed assets, facilities and liability deriving from our activities, including environmental liability. We maintain business interruption insurance for interruptions resulting from incidents covered by insurance policies. Our insurance policies also cover directors’ and officers’ liability and third-party insurance. We have not had any material claims under our insurance policies that would invalidate our insurance policies and we negotiated most of our policies in December 2016. We cannot assure you, however, that our insurance coverage will adequately protect us from all risks that may arise or in amounts sufficient to prevent any material loss or that premiums will not increase in the future. See “Item 3.D—Risk Factors—Risks Related to Our Business and the Markets in Which We Operate—Our insurance may be insufficient to cover relevant risks and the cost of our insurance may increase.”

Seasonality

Our operating results and cash flows can be significantly affected by weather in some of our most relevant projects, such as the solar power plants. We expect to derive a majority of our annual revenues in the months of May through September, when solar generation is the highest in the majority of our markets and when some of our offtake arrangements provide for higher payments to us.

Properties

See “Item 4.B—Business Overview—Our Operations.”

Legal Proceedings

On October 17, 2016, ACT received a request for arbitration from the International Court of Arbitration of the International Chamber of Commerce presented by Pemex. Pemex is requesting compensation of damages caused by a fire that occurred in their facilities during the construction of the ACT cogeneration plant in December 2012, for a total amount of approximately $20 million. In the event that the arbitration results in a negative outcome, we expect these damages to be covered by the existing insurance policy. As a result, we do not expect this proceeding to have a material adverse effect on our financial position, cash flows or results of operations.

A number of Abengoa's subcontractors and insurance companies that issued bonds covering such contracts in the United States have included our subsidiaries as co-defendants in claims against Abengoa. Until now our subsidiaries have been excluded in early stages of the process. Currently the most significant of such claims is related to Arb Inc. and two insurance companies that issued bonds with a total potential claim of approximately $33 million. We do not expect this proceeding to have a material adverse effect.

We are not a party to any other legal proceeding other than legal proceedings arising in the ordinary course of our business. We are party to various administrative and regulatory proceedings that have arisen in the ordinary course of business. While we do not expect these proceedings, either individually or in the aggregate, to have a material adverse effect on our financial position or results of operations, because of the nature of these proceedings we are not able to predict their ultimate outcomes, some of which may be unfavorable to us.

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

Arizona

Regulation of Retail Electricity Service in Arizona

The Arizona Corporation Commission, or ACC, has complete and exclusive jurisdiction over the rates and terms under which regulated utilities may provide electricity service to retail customers in Arizona. Under the Arizona Constitution, the ACC has unilateral authority over all utility regulation, including electric and natural gas utilities. The ACC also oversees all rate cases for its jurisdictional utilities, and as such has oversight of renewable energy procurement contracts by regulated electric utilities. Under Arizona’s Renewable Energy Standard & Tariff, or REST, regulated electric utilities must supply an increasing percentage of their retail electric energy sales from eligible renewable resources, including solar, wind, biomass, biogas and geothermal technologies. The renewable energy requirement is 4.7% of retail electric sales in 2017 and increases annually until it reaches 15% in 2025.

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

Performance and Operational Provisions of Solana’s PPA

The PPA executed between APS and Solana’s project company, Arizona Solar One LLC, contains provisions related to guarantees of performance (e.g., provision of minimum annual renewable energy certificate (REC) eligible energy quantities to APS). The provisions are largely intended to protect APS’ ability to meet its mandatory requirements under the REST, and to prevent APS from having to procure REC eligible power elsewhere at an unknown, and possibly higher, cost than the PPA price.

Siting and Construction of New Power Generation Facilities in Arizona

The Arizona Power Plant & Transmission Line Siting Committee, or Siting Committee, oversees utility and private developer applications to build power plants (of 100 MW or more) or transmission projects (of 115,000 volts or more) within Arizona. The Siting Committee holds public meetings and evidentiary hearings to determine whether a proposed generation or transmission project is compatible with the preservation of the state’s environmental protection interests, and if the finding is affirmative, makes a recommendation to the ACC to grant a Certificate of Environmental Compatibility, or CEC, to the applicant. The ACC then has authority to approve, decline or modify the Siting Committee’s recommendation.

The ACC granted CECs to Solana on December 11, 2008, for both the 280 MW solar generation project and its associated 20.8-mile, 230 kilovolt transmission line. Both the generation facility and transmission line CECs contain obligatory conditions and stipulations, none of which could present a risk to Solana during the operational phase.

Other Arizona Permitting and Compliance Frameworks

Various state and county regulations, mostly related to the environment and public health and safety, are applicable during the operational phase of a solar power plant located in Maricopa County, Arizona. Such regulations include the Arizona Aquifer Water Quality Standards and Aquifer Protection Permit Rules, the Maricopa County Special Use Permit Stipulations, the Maricopa County Air Pollution Control Regulations, and the Maricopa County Zoning Ordinances and Regulations. Obtaining a permit or requesting the approval of certain operating plans, as well as strict compliance with such permits and plans, is mandatory. Failure to comply may result in the revocation of the permit or authorization, civil and criminal charges and fines, or potentially the closure of Solana.

In addition, in accordance with the National Environmental Policy Act (NEPA) designation of a Finding of No Significant Impact (FONSI) issued by the DOE, Solana must comply with certain water requirements due to the reduction in tail water runoff being contributed to a wash located near the site. In coordination with Arizona Game & Fish Department and the U.S. Fish and Wildlife Service, Solana must provide 447 acre-feet of water annually as a direct off-set to the reduction in tail water runoff from the site. This requirement is for the duration of Solana, and failure to comply would trigger an administrative procedure that could cause temporary closure of the plant until the non-compliance condition is cured.

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

California

Regulation of Retail Electricity Service in California

The California Public Utilities Commission, or CPUC, governs, among other entities, California’s three large investor-owned utilities, including Pacific Gas & Electric Company, or PG&E. PG&E is required to file an RPS procurement plan annually with the CPUC. Once the CPUC approves the plan, PG&E issues a request for offers, or RFO, for renewable energy. It then evaluates all of the bids using a “least-cost, best-fit” evaluation process approved by the CPUC and develops a short list of acceptable bids. In August 2008, Mojave was submitted as a renewable solar thermal project in response to PG&E’s 2008 RFO solicitation and placed on their short list for additional negotiations. After two years of negotiations, PG&E and Mojave Solar executed a final PPA, for which PG&E filed with the CPUC an advice letter requesting approval of the PPA in July 2011. The CPUC reviewed the PPA and approved the contract by issuing a formal decision in November 2011. The terms of the PPA govern Mojave during its development, construction and operating period. The CPUC historically does not retroactively apply new regulations or rulings to previously approved PPAs that would result in any economic impact.

Performance and Operational Provisions of Mojave’s PPA

The PPA executed between PG&E and Mojave’s project company, Mojave Solar, contains provisions related to guarantees of performance (e.g., provision of minimum annual REC eligible energy quantities to PG&E). The provisions are largely intended to protect PG&E’s ability to meet its mandatory requirements established by the CPUC, and to prevent PG&E from having to procure REC eligible power elsewhere at an unknown, and possibly higher, cost than the PPA price.

Siting and Construction of New Power Generation Facilities in California

The California Energy Commission, or CEC, is the lead agency for licensing thermal power plants 50 MW and larger under the California Environmental Quality Act and has a certified regulatory program under such Act. The CEC is comprised of five commissioners, two of whom oversee all hearings, workshops and related proceedings on a specific project. The CEC’s siting process evaluates Applications for Certification, or AFCs, to ensure that only power plants that are actually needed will be built, provides review by independent staff with technical expertise in public health and safety, environmental sciences, engineering and reliability, ensures simultaneous review and full participation by all state and local agencies, as well as coordination with federal agencies, resulting in issuance of one regulatory permit within a specific time frame, with full opportunity for participation by public and interest groups.

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

Pursuant to the Mexican Constitution, the electricity industry in Mexico was entirely controlled by the federal government, acting through the Federal Electricity Commission, Comision Federal de Electricidad, or CFE, an entity wholly owned and controlled by the Mexican government, and legally independent from the Mexican Ministry of Energy, Secretaria de Energia. CFE was the only entity authorized to provide electricity directly to the public and to supply services to the Mexican wholesale market. CFE was also responsible for the construction and maintenance of infrastructure necessary for the delivery of electricity, such as the national electric grid, the Sistema Electrico Nacional, or SEN.

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

The changes made by the energy reform are being implemented through a profound modification of the legal framework that had governed the development of the energy industry in the country, which has involved the entrance into force of new laws and the amendment of current laws.

The new laws enacted so far are listed below:

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

Furthermore, on October 31, 2014, the following regulations and regulatory instruments, which will contribute to the implementation of the aforementioned secondary legislation, were published in the Official Federal Gazette:

•	Regulations of the Oil and Gas Law, or Reglamento de la Ley de Hidrocarburos;

•	Regulations of the activities referred to in Chapter Three of the Oil and Gas Law, or Reglamento de las actividades a que se refiere el Titulo Tercero de la Ley de Hidrocarburos;

•	Oil and Gas Revenue Law Regulations, or Reglamento de la Ley de Ingresos sobre Hidrocarburos;

•	Electric Industry Law, or Reglamento de la Ley de la Industria Electrica;

•	Geothermal Energy Law Regulations, or Reglamento de la Ley de Energia Geotermica;

•	Regulations of Petroleos Mexicanos Law, or Reglamento de la Ley de Petroleos Mexicanos;

•	Regulations of the Federal Commission of Electricity Law, or Reglamento de la Ley de la Comision Federal de Electricidad;

•	Internal Regulations of the Mexican Ministry of Energy, or Reglamento Interior de la Secretaria de Energia; and

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

The regulations list the documentation to be submitted to apply for a permit with CRE, as well as the corresponding timeline for the application procedure and the essential elements that CRE must include in the permit title.

Transmission and Distribution of Electricity in Mexico

Pursuant to the Electric Industry Law, regarding conventional energy generation, dispatchers and distributors are responsible for the national transmission grid and the general distribution grids and will operate their grids pursuant to the instruction provided by CENACE. Whereas in the past there were no regulatory limitations that would interfere with a private generator engaging in transmission activities, and, regarding distribution activities, these could only be performed by CFE, with the new regulatory framework derived from the constitutional reform and the legal provisions therein, the public service of electricity and its transmission are considered as strategic areas and will continue to be government-controlled, notwithstanding the possibility of the Mexican government, acting through CFE, to be able to enter into agreements with the private sector, or, acting through the Mexican Ministry of Energy, to form partnerships or enter into agreements with the private sector to carry out the financing, installation, maintenance, administration, operation or expansion of the infrastructure required to provide electricity transmission and distribution services, in terms of the provisions of the Electric Industry Law.

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

Pursuant to the regulations, CRE issued the general guidelines regarding open access conditions, the procedure for users to request such open access and the procedure to which the CENACE will be subject to grant this open access, among others.

Tariffs

Transmission, distribution, basic supply and last resort supply, as well as the operation of CENACE, will be subject to regulatory accounting guidelines established by CRE. CRE is currently issuing general administrative provisions regarding the methodology to determine the calculation and adjustment of the regulated tariffs for transmission, distribution, basic provider operation and CENACE operation services, as well as all related services which are not included in the MEM.

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

Even though the Electric Industry Law provides the general guidelines to which the operation of the MEM is subject, on September 8, 2015, the Mexican Ministry of Energy published the Guidelines of the Market (Bases del Mercado Electrico), as the general administrative provisions which establish the principles for the design and operation of the MEM. The regulations list certain topics which will be described in depth in the Rules of the Market (Reglas del Mercado), such as the methodology that will be used to forecast the level of demand in the spot market, information on market participants, and the methodology to determine the price of the electricity that will be sold and purchased within the spot market.

The Guidelines are part of the Rules of the Market, (which are administrative provisions of general application that will specifically detail different aspects of the operation of the MEM, and determine the rules that all market participants as generators, traders, suppliers, non-supplier traders or qualified users, as well as the competent authorities must comply with, and the procedures they must follow in order to maintain the proper management, operation and planning of the MEM. Pursuant to the Guidelines, which will subsequently be supplemented by guidelines for market practices, operational guidelines and criteria and operating procedures (some of which have already been issued), the different participants of the electricity industry will be able to carry out activities which are now open to private participation, due to the so-called Energy Reform that took place in late 2013, and which were regulated through the Electric Industry Law and its Regulations (such activities include, among others, transactions of sale of electricity and related services, power, financial transmission rights and clean energy certificates.

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

The aforementioned general obligation is provided for in the Electric Industry Law and the regulations thereunder detail the specific procedure to be followed, including the filing of a social and cultural impact assessment before the Mexican Ministry of Energy and the different stages that the prior consultation entail, among others.

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

Interconnection agreements

In order to be able to execute an interconnection agreement in terms of the Electricity Law (in the event not previously executed), those interested in doing so must comply with the following conditions: (i) having obtained or having applied for a permit in any of the modalities provided by the Electricity Law, prior to the entry into force of the Electric Industry Law (August 11, 2014); (ii) having notified CRE about its intention to continue with the development of the relevant project; and (iii) having provided proof evidencing that the appropriate financing for the project has already been obtained, that they have already contracted the supply of the main equipment required for the project, and that at least 30% of the total investment for the project has been paid before December 31, 2016. Additionally, it is possible to execute an interconnection agreement in terms of the Electricity Law if a company participated in an open season process, through which CRE granted transmission capacity to several participating companies.

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

Current Regulatory Framework

The following laws and regulations include constitutional, legal and regulatory provisions applying to the development of cogeneration projects in Mexico, according to the recently enacted regulatory framework:

•	Political Constitution of the Mexican United States

•	Electric Industry Law

•	Regulation of the Electric Industry Law

•	Law of the Federal Commission of Energy

•	Law of the Coordinated Regulatory Agencies in Energy Matters

•	Energy Transmission Law, or Ley de Transicion Energetica

•	Guidelines of the Market

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

Pursuant to Law 28832, which is applicable to any transmission project commissioned after July 2006, the transmission facilities integrating the transmission grid are classified as those belonging to: either (i) the SGT for transmission facilities that are included in the transmission plan and developed pursuant to a concession agreement granted by the Peruvian government to the winner of a public tender, or (ii) the Complementary Transmission System, or Sistema Complementario de Transmisión, or SCT, for transmission facilities that are either (a) included in the transmission plan and developed by the private entity that was awarded a concession as a result of the successful review of a private initiative proposal, or (b) not included in the transmission plan.

Under Law 28832, the projected expansions of the transmission system identified in the Peruvian transmission plan are part of the SGT. The government organizes tender procedures to call private investors interested in building the projected lines of the SGT. Under SGT concession agreements, the concessionaire shall build the lines and be responsible for their operation and maintenance. Recovery of the investment during the term of the contract (up to 30 years) is guaranteed thereunder. The concessionaire owns the transmission assets during the term of the contract. Upon expiry of the contract the assets return to the State which shall call a new tender if the lines are required at such time for the operation of the system.

Transmission lines of interest to generation plants, distribution networks or large consumers are part of the SCT. The lines of the SCT included in the Peruvian transmission plan and certain projects that exclusively serve the demand, as defined by the government, may be subject to tenders for the granting of SCT concession agreements up to 30 years. The rest of the SCT projects are subject to the general regime in which the owners of the SCT lines (for example, the generation companies building them to connect their plants to the system) are the holders of the respective Definitive Transmission Concession and own the transmission assets through the term of the concession.

Open Access Regime

The activity of electricity transmission is a public service according to Peruvian law; such service is subject to open access regulations, which imply that the owner of a transmission infrastructure is obliged to allow third parties to connect to the SEIN through its transmission facilities. However, third parties requesting access to a transmission system have the obligation to assume the costs of any additional investment required to increase the connection capacity, if required to make the interconnection feasible. The terms and conditions of the required new investments shall be negotiated in an interconnection agreement.

Access of third parties to the SGT with facilities that are not included in the Peruvian transmission plan requires a previous verification by the COES of the technical conformity of such connection facilities. For those facilities needed for the electrical continuity of the SGT, the third party seeking access assumes the costs of expansion and compensation for their use, and the corresponding SGT concessionaire is responsible for the implementation, operation and maintenance of these facilities. The operation and maintenance costs of these facilities are those arising from the agreement between the SGT concessionaire and the third party seeking access.

If a private interconnection agreement is not reached through private negotiation, a request for an interconnection mandate can be filed before the Organismo Supervisor de la Inversion en Energía y Minería, or OSINERGMIN, who will determine the conditions applicable to the connection, if it is technically feasible. To that end an assessment of the different connection possibilities shall be submitted to OSINERGMIN by the applicant to determine the most efficient technical solution.

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

The tariff base will be paid through the (i) tariff income and (ii) the transmission toll. The tariff income is paid monthly by the electricity generation companies in proportion to their respective capacity income. The transmission toll is paid by the electricity generation companies based on their collection of the transmission toll paid by their respective customers pursuant to Article 26 of Law 28832 and Article 27 of the Transmission Rules, or Reglamento de Transmisión, approved by the Supreme Decree No. 027-2007-EM.

The electricity generation companies are paid by customers via capacity charges and energy charges established in their respective supply contracts. These capacity charges include a transmission toll per unit of peak demand (5% per kW-month) needed to cover the costs to be paid for the SGT.

The monthly payments to be made by electricity generation companies to the transmission companies are liquidated by the COES, in application of the tariffs determined by OSINERGMIN. A portion of the amount collected by the electricity generation companies from customers is allocated to the transmission companies that own facilities in the SGT. As such, electricity generation companies collect the money required to pay the SGT facilities from customers.

Non-regulated customers include large electricity consumers with a maximum annual power demand over 2,500 kW and customers with maximum annual power demands between 200 kW and 2500 kW that may choose to be regulated customers or not. Non-regulated customers may freely negotiate their energy prices with suppliers.

The SCT is remunerated on the basis of the annual average cost of the corresponding facilities approved by OSINERGMIN. The applicable tariffs and their respective actualization formulas are approved by OSINERGMIN every four years.

Penalties

The concessionaires must maintain certain quality, safety and maintenance standards of the facilities. The failure to meet the quality standards established by applicable industry regulations, such as the Technical rules of quality for power services, approved by Supreme Decree No. 020-97-EM, and the National Power Code, may result in the imposition of penalties, fines and restrictions. In addition to these penalties, fines and restrictions, if our concession is terminated due to the breach of obligations under the Concession Agreements, the Peruvian Ministry of Energy may appoint an intervenor to supervise the operations related to the concession to ensure the continuity in the provision of the service, and the compliance with applicable laws and regulations.

If a concessionaire suspends or interrupts the service for reasons other than regular maintenance and repairs, force majeure events, or failures caused by third parties, such concessionaire may be required to indemnify those who were affected for the damages caused by any such service interruption, in accordance with applicable regulations. In addition, the OSINERGMIN could impose penalties, including, among others, (a) admonishment, (b) successive fines, depending on the nature and effect of the interruption and its frequency, (c) temporary suspension of activities, and (d) definitive suspension of activities and the provisional administration of operations by an intervenor, if a termination event occurs and the Peruvian Ministry of Energy notifies of its desire to terminate the SGT concession agreement.

Also, OEFA (Agency of Environmental Evaluation and Control), the entity in charge of the supervision, inspection and sanction concerning environmental matters, may impose fines and corrective measures to the companies in case of violation of the environmental rules and regulations.

Electricity Legal Framework

The principal laws and regulations governing the Peruvian power sector, or the Power Legal Framework, are: (i) the Power Concessions Law (or Ley de Concesiones Electricas, PCL), approved by Law No. 25844, and its implementing rules (Supreme Decree No. 09-93-EM); (ii) the Law to Ensure the Efficient Development of Electricity Generation (or Ley para Asegurar el Desarrollo Eficiente de la Generación Electrica), approved by Law No. 28832, or Law No. 28832; (iii) the Transmission Rules (or Reglamento de Transmisión), approved by the Supreme Decree No. 027-2007-EM, or the Transmission Rules; (iv) the General Environmental Law (Law No. 28611); (v) the Rules for the Environmental Protection in Power Activities (Supreme Decree No. 029-94-EM); (vi) the Power Sector Antitrust Law (Law No. 26876) and its regulations (Supreme Decree No. 017-98-ITINCI); (vii) the Laws creating OSINERGMIN (Law No. 26734 and Law No. 28964); (viii) the OSINERGMIN Rules (Supreme Decree No. 054-2001-PCM); (ix) the Regulatory Agencies of Private Investment in Public Services Framework Law (Law No. 27332); and (x) the Legislative Decree that promotes investment in the generation of power through renewable resources (Legislative Decree No. 1002) and its regulations (Supreme Decree No. 012-2011-EM).

These laws regulate how to enter the electricity sector (applicable permits and licenses); the main obligations of the different participants of the electricity market (generators, transmission companies and distribution companies); remuneration systems for the different market participants; rights of electricity consumers and the attributions of the competent authorities.

Other relevant laws are: (i) the Public Consultation Law and its regulations (Law No. 29758 and Supreme Decree No. 001-2012-MC) for projects that may affect rights of indigenous and native communities and (ii) Law of National Heritage (Law 28296) and relevant regulations (Supreme Resolution No. 004-2000-ED) for obtaining the CIRA which is issued by the Ministry of Culture, certifying there are no archaeological remains in an area. Prior to performance of any activity or construction works, titleholders shall obtain the corresponding CIRA.

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

Under the SGT concession agreement, the Peruvian Ministry of Energy grants the concession necessary to construct, develop, own, operate, and maintain the transmission lines and substations comprising a project to provide electricity transmission services that has been included in the Peruvian transmission plan.

The SGT concession agreement must specify the works schedule of the project and the corresponding guaranties of compliance. It also specifies the causes of termination of the agreement. The SGT concessionaires are not obliged to pay the grantor any consideration for the SGT concession agreement.

Under the SGT concession agreement, the concessionaire shall build the lines and be responsible for their operation and maintenance. The recovery of the investment during the term of the contract (30 years) is guaranteed thereunder. The concessionaire owns the transmission assets during the term of the contract. Upon expiry of the contract the assets return to the state, which shall call a new tender if the lines are required at such time for the operation of the system.

In addition to the SGT Concession Agreement, the SGT concessionaire should obtain from the Peruvian Ministry of Energy a Definitive Concession which entitles such concessionaire to develop the activity of electricity transmission. The Definitive Concession will be granted for the term of the SGT concession agreement, and under the terms and conditions of the latter.

Under the Definitive Concession, if the concessionaire requests it, the grantor shall impose easements on the lands required for the execution of the project in accordance with applicable laws, but the grantor does not assume the costs associated with such easements.

Upon request, the grantor is also required to use its best efforts to assist in obtaining licenses, permits, authorizations, concessions and other rights when the owner of the project complies with the legal requirements to obtain them and they are not granted on a timely basis by the competent authorities.

Revenues

The revenues of the project are established under the terms of the SGT concession agreement. In addition, the revenues of the project are funded by the users of electricity.

In effect, the compensation for facilities that are part of the SGT is allocated to customers by OSINERGMIN according to the amounts of investment, operational and maintenance costs set forth in the SGT concession agreement. The SGT will receive monthly compensation from the generation companies that collect the tariff base from their customers. Their compensation will be paid on a monthly basis and these monthly payments are liquidated by the COES, following the tariffs established annually by OSINERGMIN.

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

Article 3.3(a) of the 2009 Renewable Energy Directive states that in order to reach the targets set for 2020, Member States may apply support schemes and incentives for renewable energy. These support systems or incentives are different in each country, but the most common are:

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

•
Ministerial Order IET/1045/2014 of June 16, published on June 20, 2014, approving the remuneration parameters for standard facilities, applicable to certain electricity production facilities based on renewable energy, cogeneration and waste, referred to as Revenue Order; and

•	Ministerial Order IET/1882/2014 of October 14, published on October 16, 2014, establishing the methodology for the calculation of the electricity associated to the gas consumption in CSP plants.

Primary Rights and Obligations under the Electricity Act

The Electricity Act eliminates a previously existing distinction between ordinary electricity producers and those using renewable energy sources in their production of electricity, though it continues to recognize the following rights for producers with facilities that use renewable energy sources:

•
Priority off-take. Producers of electricity from renewable sources will have priority over conventional generators in transmitting to offtakers the energy they produce over conventional generators under equal market conditions, subject to the secure operation of the national electricity system and based on transparent and non-discriminatory criteria.

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

Registration on Public Registers

The Electricity Act and Royal Decree 413/2014 require electricity generation facilities to be entered on the official register of electricity production plants maintained by the Ministry of Energy, Tourism and Digital Agenda.

The autonomous regions may keep their own registers of electricity generation plants they have authorized if such plants have a capacity of 50 MW or less. The registration details of these plants must be provided to the Ministry of Energy, Tourism and Digital Agenda electronically.

Solaben 2/3 and Solaben 1/6 are on the register of the autonomous region Extremadura and the Ministry of Energy, Tourism and Digital Agenda.

Solacor 1/2, PS10/20, Helioenergy 1/2 and Solnova 1/3/4 are on the register of the autonomous region of Andalucia and the Ministry of Energy,Tourism and Digital Agenda.

Helios 1/2 is on the register of the autonomous region Castilla La Mancha and the Ministry of Energy, Tourism and Digital Agenda.

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

New System

According to Royal Decree 413/2014, producers receive: (i) the pool price for the power they produce and (ii) a payment based on the standard investment cost for each type of plant (without any relation whatsoever to the amount of power they generate). This payment based on investment (in €/MW of installed capacity) is supplemented (in cases of technologies with running costs in excess of the pool price) with an “operating payment” (in €/MWh produced).

The principle driving the new economic regime imposed by Royal Decree 413/2014 is that the incentives that an electricity producer receives should be equivalent to the costs that they are unable to recover on the electricity market where they compete with non-renewable technologies. The new economic regime seeks to allow a “well-run and efficient enterprise” to recover the costs of building and running a plant, plus a reasonable return on investment (project internal rate of return).

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

Operating payments will only be available for those facilities whose costs exceed the estimated average pool price. However, the Ministry of Energy, Tourism and Digital Agenda can cap operating payments at a maximum number of hours.

Payment Factors for Solar Power Plants

The payment system applicable for each plant is based on various criteria considered by the Ministry Energy, Tourism and Digital Agenda and includes the specific technology used, amount of power produced relative to operating costs, age of the facility and any other differentiating factor deemed necessary to consider in applications of the payment system.

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

On February 22, 2017, after the end of the first half-period, the Ministry of Energy, Tourism and Digital Agenda published the updated remuneration parameters of the standard facilities applicable to registered power generation facilities from renewable energy sources, cogeneration and waste during the regulatory half-period running from January 1, 2017 to December 31, 2019 as set forth in the table below.

	Useful Life(1)	Return on Investment 2017 (euros/MW)	Operating Remuneration 2017 (euros/GWh)	Maximum Hours	Minimum Hours	Operating Threshold
Solaben 2	25 years	411,681	46,474	2,028	1,217	710
Solaben 3	25 years	411,681	46,474	2,028	1,217	710
Solacor 1	25 years	411,681	46,474	2,028	1,217	710
Solacor 2	25 years	411,681	46,474	2,028	1,217	710
PS 10	25 years	555,614	67,735	1,859	1,115	651
PS 20	25 years	411,953	61,918	1,859	1,115	651
Helioenergy 1	25 years	406,247	46,273	2,028	1,217	710
Helioenergy 2	25 years	406,247	46,273	2,028	1,217	710
Helios 1	25 years	411,681	46,474	2,028	1,217	710
Helios 2	25 years	411,681	46,474	2,028	1,217	710
Solnova 1	25 years	418,356	46,843	2,028	1,217	710
Solnova 3	25 years	418,356	46,843	2,028	1,217	710
Solnova 4	25 years	418,356	46,843	2,028	1,217	710
Solaben 1	25 years	408,123	46,342	2,028	1,217	710
Solaben 6	25 years	408,123	46,342	2,028	1,217	710
Seville PV	30 years	714,115	33,257	2,092	1,255	732

Note:—
(1)	According to the Royal Decree.

Regulatory Periods

Payment criteria are based on prevailing economic conditions in Spain, demand for electricity and reasonable profits for electricity generation activities and can be revised every three or six years.  The Royal Decree 413/2014 establishes statutory periods of six years, with the first statutory period running from July 14, 2013 (the date of entry into force of Royal Decree-law 9/2013) to December 31, 2019. Each statutory period is divided into two statutory half-periods of three years. The first such half-period runs from July 14, 2013 to December 13, 2016.

This “statutory period” mechanism aims to set forth how and when the Ministry of Energy, Tourism and Digital Agenda is entitled to revise the different payment factors used to determine the specific remuneration to be received by the standard facilities.

At the end of each statutory half-period (three years) the Ministry of Energy, Tourism and Digital Agenda may revise (i) the electricity market price estimates and (ii) the adjustment value for electricity market price deviations in the preceding statutory half-period.

As the first statutory half-period ended on December 31, 2016, such payment factors are currently under review by the Ministry of Energy, Tourism and Digital Agenda and may be subject to change upon the approval of the Proposal of Order updating the remuneration parameters of the standard facilities applicable to certain power generation facilities from renewable energy sources, cogeneration and waste during the regulatory half-period running from 1 January 2017, which is expected to occur during the first quarter of 2017. The definitions and values of all payment criteria can be changed at the end of each regulatory period, except for a plant’s useful life and the value of a plant’s initial investment that is recouped through the specific return on investment.

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

According to the Electricity Act, tariff deficit cannot exceed 2% of the estimated system revenues for each year. Furthermore, the accumulated debt due to previous years’ deficit cannot exceed 5% of the estimated system revenues for that period. If these thresholds are exceeded, the Spanish government is forced to review the access fees so that the system revenues increase accordingly.

Access Fee

Royal Decree 14/2010 was passed in order to eliminate the shortfalls between electricity system revenues and costs, referred to as the tariff deficit in the electricity sector.

The First Transitional Provision of Royal Decree 14/2010 provided that the owners of electricity production facilities pay a fee for access to the grid to the transmission and distribution companies (this access previously having been provided at no cost) from January 1, 2011. During the interim period, the access fee payable is: (i) calculated at €0.5 per MWh delivered to the network or (ii) any other amount that the Ministry of Energy, Tourism and Digital Agenda establishes.

Royal Decree 1544/2011 implemented the First Transitional Provision of Royal Decree 14/2010 and confirmed the interim access fee imposed on electricity producers (€0.5 per MWh), subject to the adoption of a final method for calculating the access fee.

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

C.	Organizational Structure

The following summary chart sets forth our ownership structure as of the date of this annual report:

Notes:—
(1)	ACIN directly holds one share in each of ABY Concessions Peru S.A., ATN S.A. and ATS S.A.
(2)	We do not have control over ACBH. See “Item 4.B—Business Overview—Our Operations.”
(3)	Due to Mexican legal requirements, one share is held by Servicios Auxiliares de Administracion, S.A. de C.V.
(4)	Atlantica Yield plc directly holds one share in Palmucho and 10 shares in each of Quadra 1 and Quadra 2.
(5)	30% is held by Itochu, a Japanese company.
(6)	13% is held by JGC, a Japanese company.
(7)	AEC holds 49% of Honaine and Skikda. Sadyt holds 25.5% of Honaine and 16.9% of Skikda.
(8)	20% of Seville PV is held by Instituto de Diversificacion y Ahorro de la Energia, or IDEA, a Spanish state-owned company.
(9)	ATN holds a 25% stake in ATN2.

D.	Property, Plant and Equipment

See “Item 4.B—Business Overview.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

As of the date of this annual report, we own or have interests in 21 assets, comprising 1,442 MW of renewable energy generation, 300 MW of conventional power generation, 10.5 M ft3 per day of water desalination and 1,099 miles of electric transmission lines, as well as an exchangeable preferred equity investment in ACBH. Most of the assets we own have a project-finance agreement in place. All of our assets have contracted revenues (regulated revenues in the case of our Spanish assets) with low-risk off-takers and collectively have a weighted average remaining contract life of approximately 21 years as of December 31, 2016.

We intend to take advantage of favorable trends in the power generation and electric transmission sectors globally, including energy scarcity and a focus on the reduction of carbon emissions. To that end, we believe that our cash flow profile, coupled with our scale, diversity and low-cost business model, offer us a lower cost of capital than that of a traditional engineering and construction company or independent power producer and provides us with a significant competitive advantage with which to execute our growth strategy.

We are focused on high-quality, newly-constructed and long-life facilities that have contracts with creditworthy counterparties that we expect will produce stable, long-term cash flows. We will seek to grow our cash available for distribution and our dividend to shareholders through organic growth and by acquiring new contracted assets from our current sponsor and from potential new future sponsors as well from third parties.

Upon our IPO, we signed an exclusive agreement with Abengoa, which we refer to as the ROFO Agreement, which provides us with a right of first offer on any proposed sale, transfer or other disposition of any of Abengoa’s contracted renewable energy, conventional power, electric transmission or water assets in operation and located in the United States, Canada, Mexico, Chile, Peru, Uruguay, Brazil, Colombia and the European Union, as well as four assets in selected countries in Africa, the Middle East and Asia. We refer to the contracted assets subject to the ROFO Agreement as the “Abengoa ROFO Assets.” See “Item 4.B—Business Overview—Our Growth Strategy” and “Item 7.B—Related Party Transactions—Right of First Offer.”

Additionally, we plan to sign similar agreements with other developers or asset owners. In addition, we expect to acquire assets from third parties leveraging the local presence and network we have in the geographies and sectors where we operate.

With this business model, our objective is to pay a consistent and growing cash dividend to shareholders that is sustainable on a long-term basis. We expect to distribute a significant percentage of our cash available for distribution as cash dividends and we will seek to increase such cash dividends over time through organic growth and as we acquire assets with characteristics similar to those in our current portfolio.

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

Fourth Dropdown Assets

On June 25, 2015, we completed the acquisition of ATN2, an 81-mile transmission line in Peru. On September 30, 2015, we completed the acquisition of Solaben 1/6, a 100 MW solar complex in Spain. These assets were acquired from Abengoa under the ROFO Agreement. In addition, on January 7, 2016, we completed the acquisition from JGC of a 13% in Solacor 1/2, a 100 MW solar complex in Spain where we already owned a 74% stake. The total aggregate consideration agreed for the Fourth Dropdown Assets was $378 million, of which $18.8 million have been paid during 2016.  As of December 31, 2016, there is no pending balance.

Additionally, on August 3, 2016, we completed the acquisition of an 80% stake in Seville PV from Abengoa, a 1 MW solar photovoltaic plant in Spain for a total consideration of $3.2 million.

In February 2017, we signed a letter of intent for the acquisition of a 12.5% interest in a 114-mile transmission line in the U.S, from Abengoa. The asset will receive a FERC regulated rate of return, and is currently under development, with COD expected in 2020. We expect our total investment to be up to $10 million in the coming three years including an initial amount invested at cost. We would also gain certain rights to acquire an additional 12.5% interest in the same project.

Our Operations

We own a diversified portfolio of contracted assets across the renewable energy, conventional power, electric transmission line and water sectors in North America (the United States and Mexico), South America (Peru, Chile, Uruguay and Brazil) and EMEA (Spain, Algeria and South Africa). We intend to expand maintaining North America, South America and Europe as our core geographies. Our portfolio consists of 13 renewable energy assets, a natural gas-fired cogeneration facility, several electric transmission lines and minority stakes in two water desalination plants, all of which are fully operational. All of our assets have contracted revenues (regulated revenues in the case of our Spanish assets) with low-risk offtakers and collectively have a weighted average remaining contract life of approximately 21 years as of December 31, 2016. We expect that the majority of our cash available for distribution over the next three years will be in U.S. dollars, indexed to the U.S. dollar or in euros. We intend to use currency hedging contracts to maintain a ratio of 90% of our cash available for distribution denominated in U.S. dollars. Approximately 86% of our project-level debt is hedged against changes in interest rates through an underlying fixed rate on the debt instrument or through interest rate swaps, caps or similar hedging instruments.

Results of Operations

Revenue by geography

Our revenue and Further Adjusted EBITDA by geography and business sector for the years ended December 31, 2016, 2015 and 2014 are set forth in the following tables:

	Year ended December 31,
	2016		2015		2014
	$ in millions	% of revenue	$ in millions	% of revenue	$ in millions	% of revenue
North America	$337.0	34.7%	$328.1	41.5%	$195.5	53.9%
South America	118.8	12.2%	112.5	14.2%	83.6	23.0%
EMEA	516.0	53.1%	350.3	44.3%	83.6	23.1%
Total revenue	$971.8	100%	$790.9	100%	$362.7	100%

Revenue by business sector

	Year ended December 31,
	2016		2015		2014
	$ in millions	% of revenue	$ in millions	% of revenue	$ in millions	% of revenue
Renewable Energy	$724.3	74.5%	$543.0	68.7%	$170.7	47.1%
Conventional Power	128.1	13.2%	138.7	17.5%	118.8	32.7%
Electric Transmission	95.1	9.8%	86.4	10.9%	73.2	20.2%
Water	24.3	2.5%	22.8	2.9%	—	—%
Total revenue	$971.8	100%	$790.9	100%	$362.7	100%

Further Adjusted EBITDA by geography

	Year ended December 31,
	2016		2015		2014
	$ in millions	% of revenue	$ in millions	% of revenue	$ in millions	% of revenue
North America	$284.7	84.5%	$279.6	85.2%	$175.4	89.7%
South America	124.6	104.9%	110.9	98.6%	77.2	92.3%
EMEA	354.0	68.6%	233.7	66.7%	55.4	66.3%
Further Adjusted EBITDA(1)	$763.3	78.5%	$624.2	78.9%	$308.0	84.9%

Further Adjusted EBITDA by business sector

	Year ended December 31,
	2016		2015		2014
	$ in millions	% of revenue	$ in millions	% of revenue	$ in millions	% of revenue
Renewable Energy	$538.4	74.3%	$414.0	76.2%	$137.8	80.7%
Conventional Power	106.5	83.2%	107.7	77.6%	101.9	85.8%
Electric Transmission	104.8	110.2%	89.0	103.1%	68.3	93.3%
Water	13.6	56.0%	13.5	59.6%	—	—%
Further Adjusted EBITDA(1)	$763.3	78.5%	$624.2	78.9%	$308.0	84.9%

Notes:—
(10)
Further Adjusted EBITDA is calculated as profit/(loss) for the year attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in the Annual Consolidated Financial Statements, and dividends received from our preferred equity investment in ACBH. Further Adjusted EBITDA for the year ended December 31, 2014 includes preferred dividends by ACBH for the first time during the third and fourth quarters of 2014. Further Adjusted EBITDA for 2016 includes compensation received from Abengoa in lieu of ACBH dividends. Further Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB and you should not consider Further Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Further Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Further Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Further Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See “Presentation of Financial Information—Non-GAAP Financial Measures.”

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

On September 30, 2015, we completed the acquisition of Solaben 1/6 from Abengoa.

On August 3, 2016, the Company completed the acquisition of an 80% stake in Seville PV from Abengoa, a 1 MW solar photovoltaic plant in Spain.

The results of operations of each acquisition have been consolidated since the date of their respective acquisition except for Honaine, which was recorded under the equity method, and Helioenergy 1/2, which was recorded under the equity method from February 23, 2015, the date we acquired a 30% ownership stake in the asset, until May 25, 2015, the date we gained control over the asset. Helioenergy 1/2 has been fully consolidated since May 25, 2015.

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

The following table sets forth the principal projects that commenced operations since 2014, including the quarter in which operations began.

Geography Segment	Asset	Business Sector	Capacity	Status	Commercial Operation Date
North America	Mojave	Renewable energy	280 MW	Operational	4Q 2014

South America	ATS	Electric Transmission	569 miles	Operational	1Q 2014
	Quadra 1	Electric Transmission	49 miles	Operational	2Q 2014
	Quadra 2	Electric Transmission	32 miles	Operational	1Q 2014
	Palmatir	Renewable energy	50 MW	Operational	2Q 2014

All of our projects were in operation in 2016 and all of the assets acquired were already in operation at the time of acquisition.

Impairment

The results for the year ended December 31, 2016 are impacted by the impairment of our preferred equity investment in ACBH of $22.1 million and the results for the year ended December 31, 2015 were impacted by the impairment of our preferred equity investment in ACBH of $210.4 million.

On January 29, 2016, Abengoa informed us that several indirect subsidiaries of Abengoa in Brazil, including ACBH, have initiated an insolvency procedure under Brazilian law (“reorganizaçao judiciaria”), as a “Pedido de processamento conjunto”, which means the substantial consolidation of the three main subsidiaries of Abengoa in Brazil, including ACBH. In April 2016, Abengoa presented a consolidated restructuring plan in the Brazilian Court, including ACBH and two other subsidiaries.  As a result, we recorded an impairment of $210.4 million for the year ended December 31, 2015.

In the third quarter of 2016, we recorded an additional impairment of $22.1 million which impacts the results for the year ended December 31, 2016 (see Note 8 of the Annual Consolidated Financial Statements).

In addition, in the fourth quarter of 2016, we recorded an impairment of $20.3 million in our wind assets in Uruguay (see Note 6 of our Annual Consolidated Financial Statements).

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

Power purchase agreements and other contracted revenue agreements

As of December 31, 2016, the average remaining life of our PPAs, concessions and contracted revenue agreements was approximately 21 years. We believe that the average life of our PPAs and contracted revenue agreements is a significant indicator of our forecasted revenue streams and the growth of our business. Contracted assets and concessions consist of long-term projects awarded to and undertaken by us (in conjunction with other companies or on an exclusive basis) typically over a term of 20 to 30 years. Upon expiration of our PPAs and contracted revenue agreements and in order to maintain and grow our business, we must obtain extensions to these agreements or secure new agreements to replace them as they expire. Under most of our PPAs and concessions, there is an established price structure that provides us with price adjustment mechanisms that partially protect us against inflation. See “Item 4.B—Business Overview—Our Operations.

Tax incentives in the United States for renewable energy assets

U.S. federal, state and local governments have established several incentives and financial mechanisms to reduce the cost of renewable energy and spur the development of energy from renewable, non-carbon–based, sources. Some of the major tax incentives applied in our projects are, among others, Investment Tax Credit, Cash Grant in Lieu of ITC, MACRS, and Loan Guarantee Program.

We do not expect Solana or Mojave to pay U.S. federal income tax in the next 10 years due to the relevant NOLs and NOL carryforwards generated by the application of the aforementioned tax incentives established in the United States, in particular MACRS accelerated depreciation.

Tax accelerated depreciation for Spanish new assets

For investments in new material assets and investment properties used for economic activities acquired in the tax periods commencing in 2009 up to March 31, 2012, tax free depreciation is allowed. Due to this special regime, Solaben 2/3, Solacor 1/2, PS10/20, Helios 1/2, Helioenergy 1/2 and Solnova 1/3/4 do not expect to pay taxes in the next 10 years.

Specific corporate income tax rules in Mexico

Our project in Mexico, ACT, must pay Mexican corporate income tax on its worldwide income. The general taxable income is calculated in a similar way to the other jurisdictions in which our assets are located; however, the Mexican corporate income tax provides for specific inflationary adjustments on monetary assets and liabilities.

Notwithstanding the above, the project is not expected to pay significant income taxes until 2019 or 2020 due to the NOL carryforwards generated during the construction phase.

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

Most of our debt consists of project debt. As of December 31, 2016, approximately 86% of our project debt has either fixed interest rates or has been hedged with swaps or caps.

Regarding our corporate debt, in November 2014, we incurred indebtedness at the corporate level through the issuance of the 2019 Notes, which have a fixed interest rate of 7.000% See “Item 5.B—Liquidity and Capital Resources—Financing Arrangements—2019 Notes.”

In addition, in December 2014, we signed Tranche A of the Credit Facility, amounting to $125 million, which accrues interest at a rate per annum equal to: (A) for Eurodollar rate loans, LIBOR plus 2.75% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus 1/2 of 1.00%, (ii) the U.S. prime rate and (iii) LIBOR plus 1.00%, in any case, plus 1.75%. Loans under Tranche A of the Credit Facility mature in December 2018.  Loans prepaid by us under Tranche A of the Credit Facility may be reborrowed. Tranche B of the Credit Facility, amounting to $290 million, accrues interest at a rate per annum equal to: (A) for Eurodollar rate loans, LIBOR plus 2.50% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus 1/2 of 1.00%, (ii) the U.S. prime rate and (iii) LIBOR plus 1.00%, in any case, plus 1.50%.  Loans under Tranche B of the Credit Facility mature in December 2017.  Loans prepaid by us under Tranche B of the Credit Facility may be reborrowed. See “Item 5.B—Liquidity and Capital Resources—Financing Arrangements—Credit Facility.”

Additionally, on February 10, 2017, we signed a Note Issuance Facility, a senior secured note facility with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of € 275 million (approximately $294 million), with three series of notes. Series 1 notes worth €92 million mature in 2022; series 2 notes worth €91.5 million mature in 2023; and series 3 notes worth €91.5 million mature in 2024. Interest on all three series accrues at a rate per annum equal to the sum of 3 month EURIBOR plus 4.90%. The proceeds of the Note Issuance Facility will be used for the repayment and termination of Tranche B under our Credit Facility.  We intend to fully hedge the Note Issuance Facility with a swap to fix the interest rate as soon as possible after funding of the Notes.

To mitigate the interest rate risk, we primarily use long-term interest rate swaps and interest rate options which, in exchange for a fee, offer protection against a rise in interest rates. We estimate that approximately 88% of our total interest risk exposure is fixed or hedged once we hedge our Notes Issuance Facility. Nevertheless, our results of operations can be affected by changes in interest rates with respect to the unhedged portion of our indebtedness that bears interest at floating rates, which typically bears a spread over EURIBOR or LIBOR.

Exchange rates

Our functional currency is the U.S. dollar, as most of our revenues and expenses are denominated or linked to U.S. dollars. All our companies located in North America, South America and Algeria have their PPAs, or concessional agreements, and financing contracts signed in, or indexed to, U.S. dollars, and report their individual financial statements in U.S. dollars. Our solar power plants in Spain, Solaben 2/3, Solaben 1/6, Solacor 1/2, PS10/20, Helios 1/2, Helioenergy 1/2, Solnova 1/3/4 and Seville PV, have their revenues and expenses denominated in euros. On May 12, 2015, we signed a five-year Currency Swap Agreement with Abengoa which provides for a fixed exchange rate for the cash available for distribution from our Spanish assets. The distributions from the Spanish assets are paid in euros and the Currency Swap Agreement provides for a fixed exchange rate at which euros will be converted into U.S. dollars. In addition, since the beginning of 2017, we have euro-denominated debt. We may therefore modify our Currency Swap Agreement with Abengoa. Interest payments in euros and our euro denominated general and administrative expenses create a natural hedge for a portion of the distributions from Spanish assets. Additionally, we signed two currency options with a leading international financial institution which guarantee an additional minimum Euro-U.S. dollar exchange rates for the distributions expected from Spanish solar assets in 2017 net of our corporate expense payments made in euros.  Our corporate expenses consist mainly of the general and administrative expenses and interest expense related to the corporate debt denominated in Euros in the amount of the Note Issuance Facility signed in February 2017 amounting to €275 million.

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

The following table sets forth, for the periods indicated, the Noon Buying Rate certified by the Federal Reserve Bank of New York expressed in U.S. dollar per €1.00. The Noon Buying Rate refers to the exchange for euro, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes. The rates may differ from the actual rates used in the preparation of the Annual Consolidated Financial Statements and other financial information appearing in this annual report. We do not represent that the U.S. dollar amounts referred to below could be or could have been converted into euro at any particular rate indicated or any other rate.

The average rate of the Noon Buying Rate means the average rates for the euro on the last day reported of each month during the relevant period.

The Federal Reserve Bank of New York Noon Buying Rate of the euro on February 17, 2017 was $1.0614 per €1.00.

	U.S. Dollar per €1.00
	High	Low	Average	Period End

Year
2012	1.3463	1.2062	1.2858	1.3186
2013	1.3816	1.2774	1.3303	1.3779
2014	1.3927	1.2101	1.3296	1.2101
2015	1.2015	1.0524	1.1096	1.0859
2016	1.1516	1.0375	1.0552	1.0552
Month
July 2016	1.1680	1.0968	1.1055	1.1168
August 2016	1.1334	1.1078	1.1207	1.1146
September 2016	1.1271	1.1158	1.1218	1.1238
October 2016	1.1212	1.0866	1.1014	1.0962
November 2016	1.1121	1.0560	1.0792	1.0578
December 2016	1.0758	1.0375	1.0545	1.0552
January 2017	1.0794	1.0416	1.0634	1.0794
February 2017 (through February 17, 2016)	1.0802	1.0577	1.0680	1.0614

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

	As of and for the year ended December 31,
	2016	2015	2014
Renewable Energy
MW in operation[1]	1,442	1,441	891
GWh produced	3,087	2,536	902
Conventional Power
MW in operation[1]	300	300	300
GWh produced[2]	2,416	2,465	2,474
Availability (%)[3]	99.1%	101.7%	101.9%
Electric Transmission
Miles in operation	1,099	1,099	1,018
Availability (%)[3]	100.0%	99.9%	100.0%
Water
Mft[3] in operation	10.5	10.5	—
Availability (%)[3]	101.8%	101.5%	—

1 Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.

2 Conventional production and availability were impacted by a periodic scheduled major maintenance in February 2016.

3 Availability refers to actual availability divided by contracted availability.

Results of Operations

The table below illustrates our results of operations for the years ended December 31, 2016, 2015 and 2014.

	Year ended December 31,
	2016	2015	2014
	$ in millions
Revenue	$971.8	$790.9	$362.7
Other operating income	65.5	68.8	79.9
Raw materials and consumables used	(26.9)	(23.2)	(9.4)
Employee benefit expenses	(14.8)	(5.8)	(1.7)
Depreciation, amortization and impairment charges	(332.9)	(261.3)	(125.5)
Other operating expenses	(260.3)	(224.9)	(132.7)
Operating profit/(loss)	$402.4	$344.5	$173.3
Financial income	3.3	3.5	4.9
Financial expense	(408.0)	(333.9)	(210.3)
Net exchange differences	(9.6)	3.9	2.1
Other financial income/(expense), net	8.5	(200.2)	5.9
Financial expense, net	$(405.8)	$(526.7)	$(197.4)
Share of profit/(loss) of associates carried under the equity method	6.7	7.8	(0.8)
Profit/(loss) before income tax	$3.4	$(174.4)	$(24.9)
Income tax	(1.7)	(23.8)	(4.4)
Profit/(loss) for the year	$1.6	$(198.2)	$(29.3)
Profit/(loss) attributable to non-controlling interests	(6.5)	(10.8)	(2.3)
Profit/(loss) for the year attributable to the parent company	$(4.9)	$(209.0)	$(31.6)

Comparison of the Years Ended December 31, 2016 and 2015

Revenues

Revenues increased by 22.9% to $971.8 million in the year ended December 31, 2016, compared with $790.9 million for the year ended December 31, 2015. The increase is largely attributable to the acquisitions of Helioenergy 1/2, Helios 1/2, Solnova 1/3/4, ATN2 in the second quarter of 2015 as well as Kaxu and Solaben 1/6 in the third quarter of 2015. Additionally, production at Mojave increased as the project entered into its second year of operations.  These resulted in a net electricity production of 5,503 GWh in operation for the year ended December 31, 2016, compared with 5,001 GWh produced in operation during the year ended December 31, 2015. The impact of exchange rates was immaterial in the year ended December 31, 2016 resulting in less than a 2.7% change in revenues mostly attributable to the depreciation of the South African rand.

Other operating income

The following table sets forth our other operating income for the years ended December 31, 2016 and 2015:

	Year ended December 31,
	2016	2015
Other operating income	$ in millions
Grants	59.1	67.8
Income from various services	6.4	1.0
Total	65.5	68.8

Other operating income decreased by 4.8% to $65.5 million for the year ended December 31, 2016, compared with $68.8 million for the year ended December 31, 2015. The decrease was mainly due to the decrease in Grants to $59.1 million for the year ended December 31, 2016 from $67.8 million in the same period of 2015.  Income classified as grants representing the financial support provided by the U.S. Administration to Solana and Mojave consists of ITC Cash Grants and an implicit grant related to the below market interest rates of the project loans with the FFB.  The decrease relates to the implicit grant of Mojave and is driven by the October 2015 repayment of the short-term tranche of its loans.  Income from various services for the year ended December 31, 2016 increased compared to the year ended December 31, 2015 due to the $5.1 million insurance income recorded at Solana.

Raw materials and consumables used

Raw materials and consumables used increased by $3.7 million to $26.9 million for the year ended December 31, 2016, compared with $23.2 million for the year ended December 31, 2015, primarily due to the higher amount of spare parts and consumables at Solana and raw materials of the assets acquired during 2016.

Employee benefits expenses

Employee benefit expenses increased by $9.0 million to $14.8 million for the year ended December 31, 2016, compared with $5.8 million for the year ended December 31, 2015. The increase is mainly due to the transfer of employees previously employed by subsidiaries of Abengoa who were providing services to us under the Support Services Agreement to our subsidiaries.  The transfer occurred over the first six months of 2016 and the Support Service Agreement was terminated in the second quarter of 2016.  Additionally, during 2015, Management employees of Atlantica Yield were transferred to companies within the perimeter of Atlantica Yield and the Executive Services Agreement was terminated, which has also caused an increase in employee benefits expenses.

Depreciation, amortization and impairment charges

Depreciation, amortization and impairment charges increased by 27.4% to $332.9 million for the year ended December 31, 2016, compared with $261.3 million for the year ended December 31, 2015. The increase was largely attributable to the depreciation and amortization expenses of Helios 1/2, Solnova 1/3/4 and Helioenergy 1/2 acquired in the second quarter of 2015 as well as Kaxu and Solaben 1/6 acquired in the third quarter of 2015.  Additionally, in the fourth quarter of 2016, we recognized $20.3 million of impairment in our wind assets mainly due to lower than expected wind resource in the previous two years (see Note 6 to our Annual Consolidated Financial Statements).

Other operating expenses

The following table sets forth our other operating expenses for the years ended December 31, 2016 and 2015:

	Year ended December 31,
	2016		2015
Other operating expenses	$ in millions	% of revenue	$ in millions	% of revenue
Leases and fees	5.3	0.5%	3.9	0.5%
Operation and maintenance	133.3	13.7%	116.5	14.7%
Independent professional services	30.5	3.2%	19.0	2.4%
Supplies	17.2	1.8%	18.0	2.3%
Insurance	23.4	2.4%	20.2	2.6%
Levies and duties	44.5	4.6%	32.4	4.1%
Other expenses	6.2	0.6%	14.9	1.9%
Total	260.3	26.8%	224.9	28.5%

Other operating expenses increased by 15.8% to $260.3 million for the year ended December 31, 2016, compared with $224.9 million for the year ended December 31, 2015. This was primarily due to the other operating expenses of the companies acquired in the second and third quarter of 2015.  Levies and duties correspond largely to the electricity tax of our Spanish solar assets and the increase is mainly attributable to the acquisition of Helios 1/2, Solnova 1/3/4, Helioenergy 1/2 and Solaben 1/6.

We have changed our presentation of “Other operating expenses” to better reflect the nature of our business and costs.  Prior period amounts have been reclassified to conform to the new classification presented in the table above.

Operating profit

As a result of the above factors, operating profit increased by 16.8% to $402.4 million for the year ended December 31, 2016, compared with $344.5 million for the year ended December 31, 2015.

Financial income and financial expense

	Year ended December 31,
Financial income and financial expense	2016	2015
	$ in millions
Financial income	3.3	3.5
Financial expense	(408.0)	(333.9)
Net exchange differences	(9.6)	3.9
Other financial income/(expense), net	8.5	(200.2)
Financial expense, net	(405.8)	(526.7)

Net financial expense decreased to $405.8 million for the year ended December 31, 2016, compared with $526.7 million for the year ended December 31, 2015, mainly due to the impairment of the preferred equity investment in ACBH recognized in 2015 partially offset by the increase in the financing expense in 2016.  Both effects are analyzed below.

Financial expense

The following table sets forth our financial expense for the years ended December 31, 2016 and 2015:

	Year ended December 31,
Financial expense	2016	2015
	$ in millions
Expenses due to interest:
Loans with credit entities	(242.9)	(197.9)
Other debts	(91.0)	(81.9)
Interest rates losses derivatives: cash flow hedges	(74.1)	(54.1)
Total	(408.0)	(333.9)

Financial expense increased by 22.2% to $408.0 million for the year ended December 31, 2016, compared with $333.9 million for the year ended December 31, 2015. This increase was largely attributable to interest expenses from loans and credits of the assets acquired in the second (Helios 1/2, Solnova 1/3/4, Helioenergy 1/2 and ATN2) and third quarter (Kaxu and Solaben 1/2) of 2015. Interest expense also increased due to the interest corresponding to the Tranche B of to the Credit Facility closed on June 26, 2015 and fully drawn in September 2015.

Interest on other debt is primarily interest on the notes issued by ATS, Solaben 1/6 and ATN, and the 2019 Notes, as well as interest related to the investment from Liberty in Solana.  The increase is mainly due to the acquisition of Solaben 1/6 in the third quarter of 2015.

Losses from interest rate derivatives designated as cash flow hedges correspond mainly to transfers from equity to financial expense when the hedged item is impacting the Annual Consolidated Financial Statements.  The increase is principally due to the acquisition of solar assets in Spain that usually hedge interest rate risk with swaps.

Other financial income/(expense), net

	Year ended December 31,
Other financial income/(expenses)	2016	2015
	$ in millions
Dividend from ACBH	28.0	18.4
Other financial income	13.0	1.5
Impairment preferred equity investment in ACBH	(22.1)	(210.4)
Other financial losses	(10.4)	(9.7)
Total	8.5	(200.2)

Other financial income, net increased to $8.5 million for the year ended December 31, 2016, compared with a $200.2 million financial expense, net for the year ended December 31, 2015.

On January 29, 2016, Abengoa informed us that several indirect subsidiaries of Abengoa in Brazil, including ACBH, initiated an insolvency procedure under Brazilian law (“reorganizaçao judiciaria”), including ACBH. According to the agreement reached with Abengoa in the third quarter of 2016, they have acknowledged that Atlantica Yield is the legal owner of the dividends retained from Abengoa amounting to $28.0 million. As a result, we have recorded $28.0 million in our Annual Consolidated Financial Statements, in accordance with the accounting treatment given previously to the ACBH dividend.

Additionally, taking into account the agreement signed with Abengoa regarding the ACBH preferred equity investment, we have performed a valuation of the instrument as of December 31, 2016 using a probability weighted average method. This valuation method considers the probability of the restructuring agreement being made effective and has resulted in an impairment of $22.1 million (see Note 8 to the Annual Consolidated Financial Statements). This impairment is a non-cash item.

The increase in other financial income corresponds principally to $7.7 million of subordinated debt with the EPC contractor of one of our assets which has been cancelled in the third quarter of 2016 and financial income from the early payment of payables to Abengoa.

Other financial losses mainly include guarantees and letters of credit, wire transfers and other bank fees and other minor financial expenses.

Share of profit of associates carried under the equity method

Share of profit of associates carried under the equity decreased to $6.7 million for the year ended December 31, 2016, compared with a $7.8 million for the year ended December 31, 2015. The decrease is mainly due to the results of Helioenergy 1/2 which were recorded under the equity method from the acquisition of the initial 29.6% stake in February 2015 until May 2015 when we gained control of Helioenergy 1/2 and fully consolidated the asset.

Profit/(loss) before income tax

As a result of the above factors, we reported a profit amounting to $3.3 million for the year ended December 31, 2016, compared with a loss before income taxes of $174.4 million for the year ended December 31, 2015.

Income tax

 Income tax expense amounted to $1.7 million for the year ended December 31, 2016, compared with an income tax expense of $23.8 million for the year ended December 31, 2015. In 2016, our effective tax rate differs from the average nominal tax rate mainly due to a net of different effects. Permanent differences in some jurisdictions, particularly in Mexico had a positive impact in our income tax expense. This effect was offset by tax losses for which we did not record a tax credit in some jurisdictions, in accordance with IFRS.

Income tax expense amounted to $23.8 million for the year ended December 31, 2015. Our effective tax rate differed from the average nominal tax rate mainly due to permanent differences resulting primarily from inflationary effects in ACT and incentives related mainly to the tax exemption of ACBH dividends.

Profit attributable to non-controlling interest

Profit attributable to non-controlling interest decreased by 39.7% to $6.5 million in the year ended December 31, 2016, compared with $10.8 million in the year ended December 31, 2015 mainly due to lower results in most of the projects in which we have partners.

Loss attributable to the parent company

As a result of the above factors, loss attributable to the parent company decreased to $4.9 million for the year ended December 31, 2016, compared with a loss attributable to the parent company of $209.0 million for the year ended December 31, 2015.

Total comprehensive income/(loss) attributable to the parent company

Total comprehensive income attributable to the parent company amounted to $0.4 million for the year ended December 31, 2016, compared with total comprehensive loss of $249.3 million for the year ended December 31, 2015. This comprehensive income for the year ended December 31, 2016 was a net of different factors. Profit for the year 2016 amounted to $1.6 million. In addition, we recorded negative currency translation differences of $22.2 million in 2016 mainly due to the depreciation of Euro against the U.S. dollar. In addition, we recorded a loss of $37.5 million due to the change in fair value of our cash flow hedges recognized directly in equity in accordance with hedge accounting. These effects were offset by the transfer to the income statement of $72.8 million of cash flow hedges. The rest of our comprehensive income corresponds to the tax effects of these cash flow hedges movements.

Total comprehensive loss for the year ended December 31, 2015 was mainly due to a loss for the year of $198.2 million, which was highly impacted by the impairment of the preferred equity investment in ACBH of $210.4 million. In addition, other comprehensive loss amounted to $47.5 million mainly due to translation differences arising from the depreciation of the euro versus the U.S. dollar during 2015. Without considering the impact of the impairment of our preferred equity investment in ACBH, total comprehensive loss attributable to the parent company would have amounted to $89.1 million for the year ended December 31, 2015.

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

Employee benefits expenses

Employee benefit expenses increased by $4.1 million to $5.8 million for the year ended December 31, 2015, compared with $1.7 million for the year ended December 31, 2014. This increase in expenses was primarily attributable to the fact that during 2015 our management employees, who had been employed by Abengoa until March 2015 were transferred to companies within our perimeter and the Executive Services Agreement was terminated, which has caused an increase in employee benefit expenses. In addition, other employees previously employed by subsidiaries of Abengoa who were providing services to us under the Support Services Agreement were transferred to our subsidiaries. This increase was partially offset by a decrease in employee benefit expenses in ATN due to the fact that in April 2014 all ATN employees were transferred to an entity excluded from our perimeter.

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

Other operating expenses

The following table sets forth our other operating expenses for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015		2014
Other operating expenses	$ in millions	% of revenue	$ in millions	% of revenue
Leases and fees	3.9	0.5%	1.8	0.5%
Operation and maintenance	116.5	14.7%	41.3	11.4%
Independent professional services(1)	19.0	2.4%	11.5	3.2%
Supplies	18.0	2.3%	7.6	2.1%
Insurance	20.2	2.5%	9.3	2.6%
Levies and duties	32.4	4.1%	14.2	3.9%
Other expenses	14.9	1.9%	8.4	2.3%
Construction costs	—	—	38.6	10.6%
Total	224.9	28.4%	132.7	36.5%

Note:—
(11)	Includes approximately $3.8 million in the year ended December 31, 2014 of allocated costs and expenses for general and administrative services provided by Abengoa prior to our IPO.

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

We have changed our presentation of “Other operating expenses” to better reflect the nature of our business and costs.  Prior period amounts have been reclassified to conform to the new classification presented in the table above.

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

Other financial expense, net amounted to $200.2 million for the year ended December 31, 2015, compared with a $5.9 million financial income, net for the year ended December 31, 2014. The expense recorded in 2015 was largely attributable to the impairment of our preferred equity investment in ACBH. On January 29, 2016, Abengoa informed us that several indirect subsidiaries of Abengoa in Brazil, including ACBH, have initiated an insolvency procedure under Brazilian law (“reorganizaçao judiciaria”), as a “Pedido de processamento conjunto”, which means the substantial consolidation of the three main subsidiaries of Abengoa in Brazil, including ACBH. Given that this process will likely negatively affect the value of our preferred equity investment and considering the high degree of uncertainty on its final outcome, we have recorded an impairment of this preferred equity investment of $210.4 million.  On the other hand, dividends received from our preferred equity investment in ACBH increase for a total amount of $18.4 million during the year ended December 31, 2015, compared to $9.2 million received in the year ended December 31, 2014, as we began to receive this income upon the consummation of our IPO. Other financial losses mainly include guarantees and letters of credit, wire transfers, other bank fees and other minor financial expenses.

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

Loss/(profit) attributable to non-controlling interest

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

Total comprehensive income/(loss) attributable to the parent company

Total comprehensive loss attributable to the parent company amounted to $249.3 million for the year ended December 31, 2015 compared with total comprehensive loss of $128.7 million for the year ended December 31, 2014. The loss for the year ended December 31, 2015 was mainly due to a loss for the year of $198.2 million, which was highly impacted by the impairment of the preferred equity investment in ACBH of $210.4 million. In addition, other comprehensive loss amounted to $47.5 million mainly due to translation differences arising from the depreciation of the euro versus the U.S. dollar during 2015. Without considering the impact of the impairment of our preferred equity investment in ACBH, total comprehensive loss attributable to the parent company would have amounted to $89.1 million for the year ended December 31, 2015.

Total comprehensive loss attributable to the parent company amounted to $128.7 million for the year ended December 31, 2014 mainly due to the change in fair value of our cash flow hedges recognized directly in equity in accordance with hedge accounting. The loss results mainly from a decrease in the fair value of long-term interest rate swaps due to a decrease in future interest rates during the year 2014.

Segment Reporting

As of December 31, 2016, we organized our business into the following three geographies where the contracted assets and concessions are located:

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

As a result, we report our results through the year ended December 31, 2016 in accordance with both criteria.

Comparison of the Years Ended December 31, 2016 and 2015

Revenue and Further Adjusted EBITDA by geography

The following table sets forth our revenue, Further Adjusted EBITDA and volumes for the years ended December 31, 2016 and 2015, by geographic region:

Revenue by geography

	Year ended December 31,
	2016		2015
Revenue by geography	$ in millions	% of revenue	$ in millions	% of revenue
North America	337.0	34.7%	328.1	41.5%
South America	118.8	12.2%	112.5	14.2%
EMEA	516.0	53.1%	350.3	44.3%
Total revenue	971.8	100.0%	790.9	100.0%

Further Adjusted EBITDA by geography

	Year ended December 31,
	2016		2015
Further Adjusted EBITDA by geography	$ in millions	% of revenue	$ in millions	% of revenue
North America	284.7	84.5%	279.6	85.2%
South America	124.6	104.9%	110.9	98.6%
EMEA	354.0	68.6%	233.7	66.7%
Further Adjusted EBITDA(1)	763.3	78.5%	624.2	78.9%

Note:—
(1)
Further Adjusted EBITDA is calculated as profit/(loss) for the year attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in the Annual Consolidated Financial Statements, and dividends received from our preferred equity investment in ACBH. Further Adjusted EBITDA includes preferred dividends by ACBH for the first time during the third quarter of 2014. Further Adjusted EBITDA for 2016 includes compensation received from Abengoa in lieu of ACBH dividends. Further Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB, and you should not consider Further Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Further Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Further Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Further Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See “Presentation of Financial Information—Non-GAAP Financial Measures.”

Volume by geography

	Volume produced/availability
	Year ended December 31,
Volume by geography	2016	2015

North America (GWh)	3,684	3,687
South America (miles in operation)	1,099	1,099
South America (GWh)	296	313
EMEA (GWh)	1,523	1,001
EMEA (capacity in M ft3 per day)	10.5	10.5

North America

Revenues increased by 2.7% to $337.0 million for the year ended December 31, 2016, compared with $328.1 million for the year ended December 31, 2015. The increase was primarily due to higher production at Mojave, one of our assets in the US which is in its second year of operations and performing better than its initial year. As a result, Further Adjusted EBITDA increased to $284.7 million for the year ended December 31, 2016, compared with $279.6 million for the year ended December 31, 2015. Further Adjusted EBITDA margin remained stable.

South America

Revenues increased by 5.6% to $118.8 million for the year ended December 31, 2016, compared with $112.5 million for the year ended December 31, 2015. The increase was mainly attributable to the revenues generated by ATN2 which was acquired in the second quarter of 2015.  Further Adjusted EBITDA increased to $124.6 million for the year ended December 31, 2016, compared with $110.9 million for the year ended December 31, 2015. According to the agreement reached with Abengoa in the third quarter of 2016, they have acknowledged that Atlantica Yield is the legal owner of the dividends retained to Abengoa in the amount of $28.0 million.  As a result, we have recorded $28.0 million in our financial statements in accordance with the accounting treatment given previously to the ACBH dividend.

EMEA

Revenues increased by 47.3% to $516.0 million for the year ended December 31, 2016, compared with $350.3 million for the year ended December 31, 2015. The increase was mostly driven by the acquisitions of Helios 1/2, Solnova 1/3/4 and Helioenergy 1/2 in the second quarter of 2015 as well as Solaben 1/6 and Kaxu in the third quarter of 2015. As a result, Further Adjusted EBITDA increased to $354.0 million for the year ended December 31, 2016, compared with $233.7 million for the year ended December 31, 2015. Further Adjusted EBITDA margin remained stable as margins of the projects acquired in 2015 are similar to margins of the projects we owned last year.

Revenue and Further Adjusted EBITDA by business sector

The following table sets forth our revenue, Further Adjusted EBITDA and volumes for the years ended December 31, 2016 and 2015, by business sector:

Revenue by business sector

	Year ended December 31,
	2016		2015
Revenue by business sector	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	724.3	74.5%	543.0	68.7%
Conventional power	128.1	13.2%	138.7	17.5%
Electric transmission lines	95.1	9.8%	86.4	10.9%
Water	24.3	2.5%	22.8	2.9%
Total revenue	971.8	100.0%	790.9	100.0%

Further Adjusted EBITDA by business sector

	Year ended December 31,
	2016		2015
Further Adjusted EBITDA by business sector	$ in Millions	% of revenue	$ in millions	% of revenue
Renewable energy	538.4	74.3%	414.0	76.2%
Conventional power	106.5	83.2%	107.7	77.6%
Electric transmission lines	104.8	110.2%	89.0	103.1%
Water	13.6	56.0%	13.5	59.6%
Further Adjusted EBITDA(2)	763.3	78.5%	624.2	78.9%

Note:—

(2)
Further Adjusted EBITDA is calculated as profit/(loss) for the year attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in the Annual Consolidated Financial Statements, and dividends received from our preferred equity investment in ACBH. Further Adjusted EBITDA includes preferred dividends by ACBH for the first time during the third quarter of 2014. Further Adjusted EBITDA for 2016 includes compensation received from Abengoa in lieu of ACBH dividends. Further Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB, and you should not consider Further Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Further Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Further Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Further Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See “Presentation of Financial Information—Non-GAAP Financial Measures.”

Volume by business sector

	Volume produced/availability
	Year ended December 31,
Volume by business sector	2016	2015
Renewable energy (GWh)	3,087	2,536
Conventional power (GWh)	2,416	2,465
Electric transmission lines (miles in operation)	1,099	1,099

Renewable energy

Revenue increased by 33.4% to $724.3 million for the year ended December 31, 2016, compared with $543.0 million for the year ended December 31, 2015. The increase was mainly attributable to the acquisitions of Helios 1/2, Solnova 1/3/4 and Helioenergy 1/2 in the second quarter of 2015 as well as Solaben 1/6 and Kaxu in the third quarter of 2015.  Additionally, Mojave, one of our solar asset in the U.S. entered into its second year of operations and increased its production in the year ended December 31, 2016. As a consequence, our net electricity production reached 3,087 GWh for the year ended December 31, 2016, compared with 2,536 GWh produced during the year ended December 31, 2015. Further Adjusted EBITDA amounted to $538.4 million for the year ended December 31, 2016, which represented an increase of $124.4 million with respect to the year ended December 31, 2015, mainly due to the effect of the projects acquired during the second and third quarters of 2015. Further Adjusted EBITDA margin has decreased principally as a result of the higher allocation of the general and administrative expenses to the segment.  Additionally, the Further Adjusted EBITDA decreased due to the reduction of the other operating income of Mojave driven by a lower amount of implicit grant which represents a non-monetary benefit of the below market interest rates of the project loan with the FFB.  Mojave paid off its short-term tranche of the loan in October 2015.

Conventional power

Revenue decreased by 7.6% to $128.1 million for the year ended December 31, 2016, compared with $138.7 million for the year ended December 31, 2015 due to the lower revenues in the portion of the tariff related to the operation and maintenance services, driven by lower operation and maintenance costs in the year ended December 31, 2016. As a result, Further Adjusted EBITDA margin increased to 83.2% for the year ended December 31, 2016, from 77.6% for the year ended December 31, 2015.

Electric transmission lines

Revenue increased by 10.1% to $95.1 million for the year ended December 31, 2016, compared with $86.4 million for the year ended December 31, 2015. The increase was mostly attributable to the acquisition of ATN2 during the second quarter of 2015. All assets have been operating with very high levels of availability during 2016. Further Adjusted EBITDA margin increased from 103.1% in the year ended December 31, 2015 to 110.2% in the year ended December 31, 2016 primarily due to the ACBH dividend recorded in the third quarter of 2016. In the agreement reached with Abengoa in the third quarter of 2016, Abengoa acknowledged that Atlantica Yield is the legal owner of the dividends retained from Abengoa amounting to $28.0 million. As a result, we have recorded $28.0 million in our Annual Consolidated Financial Statements, in accordance with the accounting treatment given previously to the ACBH dividend. The comparable period of the last year includes $18.4 million representing three quarters worth of dividend under the ACBH preferred equity investment.

Water

Revenue amounted to $24.3 million for the year ended December 31, 2016, compared to $22.8 million for the year ended December 31, 2015 due to the acquisition of Skikda in February 2015.  The asset contributed eleven months to our revenue in the prior year compared to the full twelve months of revenue in 2016. Further Adjusted EBITDA amounted to $13.6 million for the year ended 2016, compared to $13.5 million for the year ended December 31, 2015.  The decrease of the Adjusted EBITDA margin from 59.6% in the year ended December 31, 2015 to 56.0% in the year ended December 31, 2016, was mainly driven by the higher allocation of general and administrative expenses to the segment in 2016.

Comparison of the Year Ended December 31, 2015 and 2014

Revenue and Further Adjusted EBITDA by geography

The following table sets forth our revenue, Further Adjusted EBITDA and volumes for the years ended December 31, 2015 and 2014, by geographic region:

Revenue by geography

	Year ended December 31,
	2015		2014
Revenue by geography	$ in millions	% of revenue	$ in millions	% of revenue
North America	328.1	41.5%	195.5	53.9%
South America	112.5	14.2%	83.6	23.0%
EMEA	350.3	44.3%	83.6	23.1%
Total revenue	790.9	100.0%	362.7	100.0%

Further Adjusted EBITDA by geography

	Year ended December 31,
	2015		2014
Further Adjusted EBITDA by geography	$ in millions	% of revenue	$ in millions	% of revenue
North America	279.6	85.2%	175.4	89.7%
South America	110.9	98.6%	77.2	92.3%
EMEA	233.7	66.7%	55.4	66.3%
Further Adjusted EBITDA(3)	624.2	78.9%	308.0	84.9%

Note:—

(3)
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

Volume by geography

	Volume produced/availability
	Year ended December 31,
Volume by geography	2015	2014

North America (GWh)	3,687	3,083
South America (miles in operation)	1,099	1,018
South America (GWh)	313	109
EMEA (GWh)	1,001	185
EMEA (capacity in Mft[3] per day)	10.5	10.5

North America

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

South America

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

EMEA

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

Revenue and Further Adjusted EBITDA by business sector

The following table sets forth our revenue, Further Adjusted EBITDA and volumes for the years ended December 31, 2015 and 2014 by business sector:

Revenue by business sector

	Year ended December 31,
	2015		2014
Revenue by business sector	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	543.0	68.7%	170.7	47.1%
Conventional power	138.7	17.5%	118.8	32.7%
Electric transmission lines	86.4	10.9%	73.2	20.2%
Water	22.8	2.9%	—	—
Total revenue	790.9	100.0%	362.7	100.0%

Further Adjusted EBITDA by business sector

	Year ended December 31,
	2015		2014
Further Adjusted EBITDA by business sector	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	414.0	76.2%	137.8	80.7%
Conventional power	107.7	77.6%	101.9	85.8%
Electric transmission lines	89.0	103.1%	68.3	93.3%
Water	13.5	59.6%	—	—
Further Adjusted EBITDA(4)	624.2	78.9%	308.0	84.9%

Note:—

(4)
Further Adjusted EBITDA is calculated as profit/(loss) for the year attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in the Annual Consolidated Financial Statements, and dividends received from our preferred equity investment in ACBH. Further Adjusted EBITDA includes preferred dividends by ACBH for the first time during the third quarter of 2014. Further Adjusted EBITDA for 2016 includes compensation received from Abengoa in lieu of ACBH dividends. Further Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB and you should not consider Further Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Further Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Further Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Further Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See “Presentation of Financial Information—Non-GAAP Financial Measures.”

Volume by business sector

	Volume produced/availability
	Year ended December 31,
Volume by business sector	2015	2014
Renewable energy (GWh)	2,536	902
Conventional power (GWh)	2,465	2,474
Electric transmission lines (miles in operation)	1,099	1,018

Renewable energy

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

Conventional power

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

Electric transmission lines

Revenue increased by 17.9% to $86.4 million for the year ended December 31, 2015, compared with $73.2 million for the year ended December 31, 2014. The increase was mostly attributable to the commencement of operations of ATS and Quadra 2 in the first quarter of 2014, and Quadra 1 during the second quarter of 2014, and the acquisition of ATN2 during the second quarter of 2015. All assets operated at high levels of availability during the year ended December 31, 2015. Thus, Further Adjusted EBITDA amounted to $89 million for the year ended December 31, 2015, representing an increase of $20.7 million compared with the year ended December 31, 2014. Further Adjusted EBITDA margin has increased as a result of dividends received from our preferred equity investment in ACBH; we received $18.4 million for the year ended December 31, 2015 compared to $9.2 million received for the year ended December 31, 2014, corresponding to the period after our IPO.

Water

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

The inclusion in this annual report of these estimates should not be deemed an admission or representation by us or our board of directors that such information is viewed by us or our board of directors as material information of ours. Such information should be evaluated, if at all, in conjunction with the historical financial statements and other information about us contained in this annual report. None of us, or our board of directors, advisors, officers, directors or representatives has made or makes any representation to any prospective investor or other person regarding our ultimate performance compared to the information contained in these estimates or that forecasted results will be achieved. In light of the foregoing factors and the uncertainties inherent in the information provided above, investors are cautioned not to place undue reliance on these estimates. Our liquidity plans are subject to a number of risks and uncertainties, some of which are outside of our control. Macroeconomic conditions could limit our ability to successfully execute our business plans and, therefore, adversely affect our liquidity plans. See “Item 3.D—Risk Factors.”

Our principal liquidity requirements are to service our debt, pay cash dividends to investors and acquire new companies and operations. Historically, our predecessor operations were largely financed by internally generated cash flows as well as corporate and/or project-level borrowings to satisfy capital expenditure requirements. As a normal part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness.  In February 2017, we issued Note Issuance Facility in the amount of €275 million (approximately $294 million), which we intend to use towards the repayment of the Tranche B of the Credit Facility maturing in December 2017.  In addition, during the fourth quarter of 2014, we issued the 2019 Notes and entered into tranche A of the Credit Facility, which we amended and restated on June 26, 2015. Changes in our operating plans, lower than anticipated sales, increased expenses, acquisitions or other events may cause us to seek additional debt or equity financing in future periods. There can be no guarantee that financing will be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations and additional covenants and operating restrictions. In addition, any of the items discussed in detail under “Item 3.D—Risk Factors” in this annual report and other factors may also significantly impact our liquidity.

Our principal liquidity and capital requirements consist of the following:

•	debt service requirements on our existing and future debt;

•	cash dividends to investors; and

•	acquisitions of new companies, operations and financial investments (see “Item 4.B—Business Overview—Our Growth Strategy”).

Liquidity position

As of December 31, 2016, our cash and cash equivalents at the project company level were $472.6 million as compared with $469.2 million as of December 31, 2015. In addition, our cash and cash equivalents at the Atlantica Yield plc level were $122.2 million as of December 31, 2016, compared with $45.5 million as of December 31, 2015.

Sources of liquidity

We expect our ongoing sources of liquidity to include cash on hand, cash generated from our operations, project debt arrangements, corporate debt and the issuance of additional equity securities, as appropriate, given market conditions. Our financing agreements consist mainly of the project-level financings for our various assets, the 2019 Notes, the Credit Facility, the Note Issuance Facility.

On November 17, 2014, we issued the 2019 Notes in an aggregate principal amount of $255 million. The 2019 Notes accrue annual interest of 7.000% payable semi-annually beginning on May 15, 2015 until their maturity date of November 15, 2019. As required by the Indenture governing the 2019 Notes, we have obtained a public credit rating for the 2019 Notes from each of S&P and Moody’s. See “Item 5.B—Liquidity and Capital Resources—Financing Arrangements—2019 Notes”

On December 3, 2014, we entered into the Credit Facility in the total amount of up to $125 million. On December 22, 2014, we drew down $125 million under the Credit Facility, which we refer to as Tranche A. Loans under Tranche A of the Credit Facility accrue interest at a rate per annum equal to: (A) for Eurodollar rate loans, LIBOR plus 2.75% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus 1/2 of 1.00%, (ii) the U.S. prime rate and (iii) LIBOR plus 1.00%, in any case, plus 1.75% Loans under Tranche A of the Credit Facility mature on December 22, 2018. Loans prepaid by us under Tranche A of the Credit Facility may be re-borrowed until their maturity date of November 15, 2019. See Item 5.B—Liquidity and Capital Resources—Financing Arrangements—Credit Facility.

On June 26, 2015, we amended and restated our Credit Facility which we entered into initially on December 3, 2014, as the borrower for a new tranche B, in addition to the existing $125 million facility that remains as tranche A, to be used as a revolver credit facility for acquisitions and general corporate purposes. Tranche B has a total size of $290 million. Tranche B is revolving and was initially set to mature in December 2017, however we expect to prepay Tranche B of the Credit Facility with the proceeds of the Note Issuance Facility we entered into in February 2017. Loans under Tranche B of the Credit Facility accrue interest at a rate per annum equal to: (A) for Eurodollar rate loans, LIBOR plus 2.50% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus 1/2 of 1.00%, (ii) the U.S. prime rate and (iii) LIBOR plus 1.00%, in any case, plus 1.50% Loans under tranche B of the Credit Facility mature thirty months after the closing date of Tranche B of the Credit Facility.

As of December 31, 2016, Tranche A and Tranche B of the Credit Facility were fully drawn.

Furthermore, on May 14, 2015, we closed a private placement of our shares that resulted in the issuance of 20,217,260 new shares with total net proceeds of $664 million.

The proceeds of the Credit Facility and the proceeds of the capital increase were used to finance the acquisitions discussed above. See “Item 4.B—Business Overview.”

Additionally, on February 10, 2017, we signed a Note Issuance Facility, a senior secured note facility with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of €275 million (approximately $294 million), with three series of notes. Series 1 notes worth €92 million mature in 2022; series 2 notes worth €91.5 million mature in 2023; and series 3 notes worth €91.5 million mature in 2024. Interest on all three series accrues at a rate per annum equal to the sum of 3 month EURIBOR plus 4.90%. The proceeds of the Note Issuance Facility will be used for the repayment and subsequent cancellation of the Tranche B under our Credit Facility.  We intend to fully hedge the Note Issuance Facility with a swap to fix the interest rate as soon as possible after funding of the notes.

Our ability to meet our debt service obligations and other capital requirements, including capital expenditures, as well as acquisitions, will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control.

All our project entities have long-term project financing arrangements in place. In particular, as we explain in “Item 4.B—Business Overview—Our Operations”, Kaxu has a loan with 18-year term and Cadonal has a loan with a 20-year term. However, following the filing of the insolvency proceeding of Abengoa, given that these project financing agreements have cross-default provisions with Abengoa and given that, as of December 31, 2016, the project entities did not have what International Accounting Standards define as an unconditional contracted right to defer the settlement of the debt for at least 12 months after that date, the debt of the projects has been classified as Current Liabilities in accordance with the provisions of IFRS International Accounting Standards 1, “Presentation of Financial Statements”. We do not expect the credit entities to use the cross-default provisions to request an acceleration of the debt however we cannot guarantee it.

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

Debt service

Principal payments on debt as of December 31, 2016, are due in the following periods according to their contracted maturities:

Repayment schedule by geography

Repayment schedule by geography	Total	Up to one year	Between one and three years	Between three and five years	Subsequent years
	$ in millions
North America	$1,870.9	$58.3	$130.4	$159.2	$1,523.0
South America	895.3	31.7	48.5	59.7	755.3
EMEA	2,564.3	121.2	259.2	289.2	1,894.8
Total project debt	$5,330.5	$211.2	$438.1	$508.1	$4,173.1
Corporate debt	$668.2	$291.9	$376.3	$-	$-
Total	$5,998.7	$503.0	$814.4	$508.1	$4,173.1

Repayment schedule by business sector	Total	Up to one year	Between one and three years	Between three and five years	Subsequent years
	$ in millions
Renewable energy	$3,979.1	$157.0	$352.9	$391.9	$3,077.4
Conventional power	598.3	27.7	40.0	61.5	469.0
Electric transmission	711.5	21.4	34.9	43.6	611.6
Water	41.6	5.0	10.3	11.1	15.1
Total project debt	$5,330.5	$211.2	$438.1	$508.1	$4,173.1
Corporate debt	$668.2	$291.9	$376.3	$-	$-
Total	$5,998.7	$503.0	$814.4	$508.1	$4,173.1

The debt maturities relate to project debt that will be repaid with cash flows generated from the projects in respect of which that financing was incurred.

The amounts of the schedules above do not include impact of the reclassification of the long term of the debt of Kaxu and Cadonal to short term.

Cash dividends to investors

We intend to distribute to holders of our shares a significant portion of our cash available for distribution less all cash expense including corporate debt service and corporate general and administrative expenses and less reserves for the prudent conduct of our business (including for, among other things, dividend shortfall as a result of fluctuations in our cash flows). We intend to distribute a quarterly dividend to shareholders. Our board of directors may, by resolution, amend the cash dividend policy at any time. The determination of the amount of the cash dividends to be paid to holders of our shares will be made by our board of directors and will depend upon our financial condition, results of operations, cash flow, long-term prospects and any other matters that our board of directors deem relevant.

The cash available for distribution is likely to fluctuate from quarter to quarter, and in some cases significantly, mainly as a result of the seasonality of our assets and the terms of our financing arrangements and maintenance among other factors.  Accordingly, during quarters in which our projects generate cash available for distribution in excess of the amount necessary for us to pay our stated quarterly dividend, we may reserve a portion of the excess to fund cash distributions in future quarters.  In quarters in which we do not generate sufficient cash available for distribution to fund our stated quarterly cash dividend, if our board of directors so determines, we may use retained cash flow from other quarters, as well as other sources of cash to pay dividend to our shareholders.

On November 14, 2014, our board of directors approved a quarterly dividend corresponding to the third quarter of 2014 amounting to $0.26 per share, which was paid on December 15, 2014, to shareholders of record as of November 28, 2014.  On February 23, 2015, our board of directors approved a quarterly dividend corresponding to the fourth quarter of 2014 amounting to $0.26 per share, which was paid on March 16, 2015, to shareholders of record as of March 16, 2015.

On May 8, 2015, our board of directors approved a quarterly dividend corresponding to the first quarter of 2015 amounting to $0.34 per share, which was paid on June 15, 2015, to shareholders of record as of May 29, 2015.  On July 29, 2015, our board of directors approved a quarterly dividend corresponding to the second quarter of 2015 amounting to $0.40 per share, which was paid September 15, 2015, to shareholders of record as of August 30, 2015. On November 5, 2015, our board of directors approved a quarterly dividend corresponding to the third quarter of 2015 amounting to $0.43 per share, which was paid on December 15, 2015, to shareholders of record as of November 30, 2015, and from that amount we retained $9 million of the dividend attributable to Abengoa in accordance with the provisions of the parent support agreement and agreement reach with Abengoa in relation to the ACBH preferred equity investment.

In February 2016, taking into consideration the uncertainties resulting from the situation of our sponsor, the board of directors decided to postpone the decision whether to declare a dividend in respect of the fourth quarter of 2015 until the second quarter of 2016. In May 2016, considering the uncertainties that remained in our sponsor's situation, our board of directors decided not to declare a dividend in respect of the fourth quarter of 2015 and to postpone the decision on whether to declare a dividend in respect of the first quarter 2016 until we had obtained greater clarity on cross default and change of ownership issues. In August 2016, based on the secured waivers and forbearances secured to-date, our board of directors decided to declare a dividend of $0.145 per share for the first quarter of 2016 and a dividend of $0.145 per share for the second quarter of 2016, which were paid on September 15, 2016, to shareholders of record August 31, 2016.  From that amount, we retained $12.2 million of the dividend attributable to Abengoa. On November 11, 2016, our board of directors, based on waivers or forbearances obtained to that date, decided to declare a dividend of $0.163 per share, which was paid on December 15, 2016, to shareholders of record on November 30, 2016. From that amount, we retained $6.7 million of the dividend attributable to Abengoa. See “Item 4.B—Business Overview—Electric Transmission—Exchangeable Preferred Equity Investment in Abengoa Concessoes Brasil Holding.”

 On February 24, 2017, our board of directors approved a dividend of $0.25 per share which is expected to be paid on or about March 15, 2017 to the shareholders of record as of February 28, 2017.

Cash flow

The following table sets forth cash flow data for the years ended December, 2016, 2015 and 2014:

	Year ended December 31,
	2016	2015	2014
	$ in millions
Gross cash flows from operating activities
Profit/(loss) for the year	$1.6	$(198.2)	$(29.3)
Adjustments to reconcile after-tax profit to net cash generated by operating activities	664.8	734.9	290.6
Profit for the year adjusted by non-monetary items	$666.4	$536.7	$261.3
Net interest/taxes paid	(334.0)	(310.2)	(149.7)
Variations in working capital	2.0	73.1	(68.0)
Total net cash flow provided by operating activities	$334.4	$299.6	$43.6
Net cash flows from investing activities
Investments in entities under equity method	5.0	4.4	(44.5)
Investments in contracted commercial assets	(6.0)	(106.0)	(57.0)
Other non-current assets/liabilities	(3.6)	5.7	(21.3)
Aquisitions of subsidiaries	(21.7)	(834.0)	(222.4)
Total net cash flows used in investing activities	$(26.3)	$(929.9)	$(345.2)
Net cash flows provided by/(used in) financing activities	$(226.1)	$810.9	$304.4
Net increase in cash and cash equivalents	82.0	180.6	2.9
Cash, cash equivalents and bank overdraft at beginning of the year	514.7	354.2	357.7
Translation differences cash or cash equivalents	(1.9)	(20.1)	(6.4)
Cash and cash equivalents at the end of the period	$594.8	$514.7	$354.2

Net cash flows provided by operating activities

For the year ended December 31, 2016, net cash provided by operating activities was $334.4 million compared with $299.6 million for the year ended December 31, 2015, representing a 11.6% increase year over year. During the year ended December 31, 2016, profit adjusted by financial expense and non-monetary items was $666.4 million compared to $536.7 million in the year ended December 31, 2015. Adjustments to reconcile after-tax profit to net cash generated by operating activities correspond mainly to depreciation, amortization and impairment expense and finance expenses partially offset by other non-monetary items, consisting mainly of income related to grants provided by the U.S. Treasury to Solana and Mojave. The increased profit adjusted by financial expense and non-monetary items was primarily due to the acquisition of Helios 1/2, Solnova 1/3/4, Helioenergy 1/2 and ATN2 in the second quarter of 2015 as well as Kaxu and Solaben 1/6 in the third quarter of 2015.  All these assets are now generating a higher Further Adjusted EBITDA.  Variations in working capital had a positive impact of $2.0 million in the year ended December 31, 2016. The variations in working capital in the year ended December 31, 2015 amounted to a positive $73.1 million mainly due to a reduction in short-term financial investments.  Net interest and taxes paid increased to $334.0 million in the year ended December 31, 2016, from $310.2 million in the year ended December 31, 2015, mainly due to the net interest and taxes paid by the acquired assets mentioned above.

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

Net cash used in investing activities

For the year ended December 31, 2016, net cash used in investing activities amounted to $26.3 million and corresponded mainly to the payments totaling $21.8 million for the pending payment of Solaben 1/6 and the acquisition of Seville PV.

For the year ended December 31, 2015, net cash used in investing activities amounted to $929.9 million principally due to the 2015 acquisitions under the ROFO Agreement, net of the existing cash in the project companies acquired, for a net amount of $834.0 million.

For the year ended December 31, 2014, net cash used in investing activities amounted to $345.2 million for the year and was driven mainly by the completion of construction of Solana and ATS in the last quarter of 2013 and the first quarter of 2014, respectively, as well as the acquisition of the First Dropdown Assets under the ROFO Agreement in the amount of $222.4 million.

Net cash provided by/(used in) financing activities

Net cash used in financing activities in the year ended December 31, 2016, amounted to $226.1 million and corresponds mainly to the $182.6 million of principal debt repayment made by the assets, $35.5 million of dividends paid to shareholders and non-controlling interest and $19.7 million payment for acquisition of the 13% stake in Solacor 1/2 from the minority partner in the project (JGC), partially offset by $14.9 million of the proceeds of the refinancing in ATN2.

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

Net cash provided by financing activities in the year ended December 31, 2014 was $304.4 million, compared with $914.9 million provided by the financing activities for the year ended December 31, 2013 and represented a net amount of several financing events that occurred during 2014.  Firstly, we recorded proceeds from loans and borrowings of $1,350.7 million, mainly related to (i) the collection of an ITC Cash Grant awarded to Solana by the U.S. Treasury, which was partially used on April 2, 2014 to fully repay the short-term tranche of Solana’s loan with the FFB of $451.3 million, (ii) the bond issue by ATS of $424 million, which was used to repay existing debt associated with the project, (iii) the 2019 Notes in the aggregate principal amount of $255 million (which were used, together with a portion of the proceeds of Tranche A of our Credit Facility, to finance the acquisition of the First Dropdown Assets from Abengoa pursuant to the ROFO Agreement) and (iv) Tranche A of our Credit Facility in the total amount of $125 million (a portion of which was used to finance the acquisition of Cadonal and the remaining portion was used to finance the acquisition of the Second Dropdown Assets from Abengoa pursuant to the ROFO Agreement and for general corporate purposes).  We repaid loans and borrowings for the amount of $1,665.4 million, mostly comprised of the repayments of Solana and ATS referred to above.  Additionally, on June 18, 2014 we received $685.3 million in our IPO, of which $655.3 million was used to pay Abengoa in exchange for a transfer of assets, which occurred immediately prior to our IPO.

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

As of the date of this annual report, $255 million aggregate principal amount of the 2019 Notes remain outstanding. The 2019 Notes are guaranteed on a senior unsecured basis by our subsidiaries ASHUSA Inc., ASUSHI Inc., ABY South Africa (Pty) LTD, ABY Concessions Peru, S.A., ABY Concessions Infrastructures S.L.U. and ACT Holding, S.A. de C.V. If we fail to make payments on the 2019 Notes as required under the indenture governing such notes, the guarantors are obligated to make such payments.

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

Credit Facility

On December 3, 2014, we, entered into a credit facility of up to $125 million with HSBC Bank plc, as administrative agent, HSBC Corporate Trust Company (UK) Limited, as collateral agent and Banco Santander, S.A., Bank of America, N.A., Citigroup Global Markets Limited, HSBC Bank plc and RBC Capital Markets as joint lead arrangers and joint bookrunners, or the Credit Facility. We refer to the $125 million tranche of the Credit Facility as Tranche A.

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

Our payment obligations under the Credit Facility are guaranteed by our subsidiaries ASHUSA Inc., ASUSHI Inc., ABY South Africa (Pty) Ltd, ABY Concessions Peru S.A., ABY Concessions Infrastructures, S.L.U. and ACT Holding, S.A. de C.V. The Credit Facility is also secured by a high percentage of our assets and the assets of the guarantors, subject to customary exceptions.

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

Additionally, we are required to comply with (i) a maintenance leverage ratio of our indebtedness at the holding level to our cash available for distribution of 5.50:1.00 before debt service prior to January 1, 2017, 5.25:1.00 on and after January 1, 2017 and prior to January 1, 2018 and 5.00:1.00 on and after January 1, 2018 and (ii) an interest coverage ratio of cash available for distribution to debt service payments of 2.00:1.00.

The Credit Facility also contains customary events of default, the ability of the lenders to declare the unpaid principal amount of all outstanding loans, and interest accrued thereon, to be immediately due and payable. In addition, the Credit Facility includes a material subsidiary default provision related to a default by our project subsidiaries in their financing arrangements, such that a payment default by one or more of our non-recourse subsidiaries representing more than 20% of the cash available for distribution distributed in the previous four fiscal quarters could trigger a default under our Credit Facility.

We expect to prepay the Tranche B of the Credit Facility with the proceeds of the Note Issuance Facility once the proceeds are received.

Note Issuance Facility

On February 10, 2017, we entered into a senior secured note facility with U.S. Bank as agent and a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of € 275 million (approximately $294 million), or the Note Issuance Facility, with three series of notes. Series 1 notes worth €92 million mature in 2022; series 2 notes worth €91.5 million mature in 2023; and series 3 notes worth €91.5 million mature in 2024. Interest on all three series accrues at a rate per annum equal to the sum of three-month EURIBOR plus 4.90%. We intend to fully hedge the Note Issuance Facility with a swap to fix the interest rate as soon as possible after receiving the proceeds of the notes.

The obligations under the Note Issuance Facility rank pari passu with our outstanding obligations under Tranche A of the Credit Facility as well as the 2019 Notes. Our payment obligations under the Note Issuance Facility are guaranteed, collectively, by ASHUSA Inc., ASUSHI Inc., ABY South Africa (Pty) LTD, ABY Concessions Peru, S.A., ABY Concessions Infrastructures S.L.U. and ACT Holding, S.A. de C.V. The Note Issuance Facility is also secured by a high percentage of our assets and the assets of the guarantors, subject to customary exceptions.

The Note Issuance Facility contains covenants that limit certain of our and the guarantors’ activities, including those relating to: mergers; consolidations; certain limitations on the ability to incur additional indebtedness; sales, transfers and other dispositions of property and assets; providing new guarantees; investments; granting additional security interests, transactions with affiliates and our ability to pay cash dividends is also subject to certain standard restrictions. Additionally, we are required to comply with (i) a maintenance leverage ratio of our indebtedness (including that of our subsidiaries) to our cash available for distribution of 5.00:1.00 on and after January 1, 2017, and of 4.75:1.00 on and after January 1, 2020, and (ii) a debt service coverage ratio of 2.00:1.00 of cash available for distribution to debt service payments.

The Note Issuance Facility also contains customary events of default, the ability of the lenders to declare the unpaid principal amount of all outstanding loans, and interest accrued thereon, to be immediately due and payable. In addition, our Note Issuance Facility includes a material subsidiary default provision such that a payment default by one or more of our non-recourse subsidiaries representing more than 20% of the cash available for distribution distributed in the previous four fiscal quarters could trigger a default, provided that these subsidiaries have an indebtedness higher than $100 million in the case of non-recourse subsidiaries or more than $75 million in the case of subsidiaries other than non-recourse subsidiaries. Furthermore, in case we do not obtain a waiver from ACT’s creditors in relation to the minimum ownership by Abengoa three months after the funding of the facility, the interest rate would increase by 1% until we obtain that waiver.

We expect to use the proceeds of the Note Issuance Facility to repay and cancel the Tranche B under our Credit Facility.

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

As we discuss in “Item 3.D—Risk Factors—Risks related to our relationship with Abengoa,” the financing arrangements of some of our project subsidiaries contain cross-default provisions related to Abengoa, such that debt defaults by Abengoa could trigger defaults under such project financing arrangements. In addition, some of our project financing arrangements contain a change of control provision that would be triggered if Abengoa ceases to own at least 35% of Atlantica Yield’s shares.

During the years 2015 and 2016, waivers and forbearances have been obtained for most of our project financing agreements from all the parties of these project financing arrangements containing such covenants. As of the date of this report, waivers or forbearances are still required for ACT and Kaxu. In the case of Solana and Mojave, the forbearance agreement signed with the U.S. Department of Energy, or the DOE, with respect to these assets covers cross-default provisions relating exclusively to Abengoa (without relieving the projects from meeting their obligations). It also covers reductions of Abengoa’s ownership resulting from (i) a court-ordered or lender-initiated foreclosure pursuant to the existing pledge over Abengoa’s shares of the Company that occurs prior to March 31, 2017, (ii) a sale or other disposition at any time pursuant to a bankruptcy proceeding by Abengoa, (iii) changes in the existing Abengoa pledge structure in connection with Abengoa’s restructuring process, aimed at pledging the shares under a new holding company structure, and (iv) capital increases by us. In the event of other reductions of Abengoa’s ownership below the minimum ownership threshold resulting from sales of shares by Abengoa, DOE remedies will not include debt acceleration, but DOE remedies available would include limitations on distributions to us from our subsidiaries. In addition, the minimum ownership threshold for Abengoa in us has been reduced from 35% to 30%.

As of the date of this annual report, we continue to work on obtaining waivers or forbearances for Kaxu and ACT.

Critical Accounting Policies and Estimates

The preparation of our Annual Consolidated Financial Statements in conformity with IFRS requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the specific circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

An understanding of the accounting policies for these items is important to understand the Annual Consolidated Financial Statements. The following discussion provides more information regarding the estimates and assumptions used for these items in accordance with IFRS and should be considered in conjunction with the Annual Consolidated Financial Statements.

The most critical accounting policies, which reflect significant management estimates and judgment to determine amounts in our Annual Consolidated Financial Statements, are as follows:

•	Contracted concessional agreements and PPAs;

•	Impairment of intangible assets and property, plants and equipment;

•	Assessment of control;

•	Derivative financial instruments and fair value estimates; and

•	Income taxes and recoverable amount of deferred tax assets.

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

As of the date of preparation of our Annual Consolidated Financial Statements, no relevant changes in the estimates made are anticipated and, therefore, no significant changes in the value of the assets and liabilities recognized at December 31, 2016, are expected.

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

Contracted concessional agreements

Contracted concessional assets include fixed assets financed through non-recourse loans, related to service concession arrangements recorded in accordance with IFRIC 12, except for Palmucho, which is recorded in accordance with IAS 17, PS10/20 and Seville PV, which are recorded as tangible assets in accordance with IAS 16. The infrastructures accounted for as concessions are related to the activities concerning electric transmission lines, solar electricity generation plants, cogeneration plants, wind farms and water desalination plants. The infrastructure used in a concession can be classified as an intangible asset or a financial asset, depending on the nature of the payment entitlements established in the agreement.

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

Consequently, as certain assets owned by us were under construction and subcontracted to related parties in 2014, we recognized and measured revenue and costs for providing construction services during the period of construction of the infrastructure in accordance with IAS 11 “Construction Contracts.” In accordance with IFRIC 12, construction revenue was recorded within “Other operating income” and “Construction cost,” was recorded within “Other operating expense.” There were no plants under construction during 2015 and 2016.

Intangible assets

We recognize an intangible asset to the extent that we receive a right to charge final customers for the use of the infrastructure. This intangible asset is subject to the provisions of IAS 38 and is amortized linearly, taking into account the estimated period of commercial operation of infrastructure, which generally coincides with the concession period.

Once the infrastructure is in operation, the treatment of income and expenses is as follows:

•	Revenues from the updated annual revenue for the contracted concession, as well as operations and maintenance services are recognized in each period according to IAS 18 “Revenue.”

•	Operating and maintenance costs and general overheads and administrative costs are recorded in accordance with the nature of the cost incurred (amount due) in each period.

•	Financing costs are expensed as incurred.

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

Property, plant and equipment

Assets recorded as property, plant and equipment (PS10/20 and Seville PV) are measured at historical cost, including all expenses directly attributable to the acquisition, less depreciation and impairment losses, with the exception of land, which is presented net of any impairment losses. Once the infrastructure is in operation, the treatment of income and expenses is equal to intangible assets.

Impairment of intangible assets and property, plant and equipment

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

Considering the low level of wind resources recorded since COD in Palmatir and Cadonal and the uncertainty around such level in the future, we performed impairment tests which resulted in recognition of an impairment loss of $20.3 million affecting the year ended December 31, 2016.  The recoverable amount considered (or value in use) amounted to $215.7 million for the wind segment.  We used specific discount rate in each year based on the changes in the debt/equity leverage ratio over the useful life of the two projects of the segment.  The discount rates ranged between 6.7% and 7.0% for both projects.

In demostrate the sensitivity to assumptions, a 5% decrease in production over the remaining PPA lives of the wind projects would generate an additional impairment of approximately $12 million, or an increase of 50 basis points in the discount rate would result in an additional impairment of approximately $7 million in the wind segment.

Additionally, due to the lower than expected production of Solana, we performed an impairment test which resulted in the recoverable amount (value in use) exceeding the carrying amount of the asset by 3%.  To determine the value in use, we used a specific discount rate for each year based on the changes in the debt/equity leverage ratio over the useful life of the project.  The discount rates ranged between 4.1% and 5.1%.  An adverse change in the key assumptions used for evaluation could lead to future impairment loss recognition.  To demonstrate the sensitivity to assumptions, a 5% decrease in production over the remaining useful life of Solana could result in an impairment loss of $40 million and a 50-basis points increase in the discount rate could result in an impairment loss of $30 million.

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

The fair value of the preferred equity investment in ACBH (Level 3) was calculated using the valuation method based on the probability of the effectiveness of the restructuring agreement.  Hence, if the restructuring agreement is not executed and effective, the value of the instruments would remain the same as the one calculated as of December 31, 2015.  If the restructuring agreement is made effective, the value of the instrument is calculated by discounting the expected cash flows from the Restructuring Debt (approximately $95 million) using a discount rate of 25% based on the yields of bonds issued in Spain by comparable companies involved in a similar restructuring process.  The applied probability weighted valuation method resulted in an additional impairment of $22.1 million.

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

 Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2016 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

As of December 31, 2016, our only off-balance sheet arrangements consisted of bank bond and surety insurance in an aggregate amount of $27.1 million attributed to transactions of a technical nature. For further discussion, see note 19 to our Annual Consolidated Financial Statements included elsewhere in this annual report.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2016.

	Total	Up to one year	Between one and three years	Between three and five years	Subsequent years
	$ in millions
Corporate debt	$668.2	$291.9	$376.3	$—	$—
Loans with credit institutions (project debt)*	4,498.9	183.9	388.7	459.4	3,466.9
Notes and bonds (project debt)	831.5	27.2	49.4	48.7	706.2
Purchase commitments	2,894.1	136.0	263.4	246.9	2,247.8
Accrued interest estimate during the useful life of loans	3,356.8	332.4	617.9	543.9	1,862.6

Note:—

* According to contracted maturities.

All our project entities have long-term project financing arrangements in place. In particular, as we explain in “Item 4.B—Business Overview—Our Operations”, Kaxu has a loan with an 18-year term and Cadonal has a loan with a 20-year term. However, following the filing of the insolvency proceeding by Abengoa, given that these project financing agreements have cross-default provision with Abengoa and given that, as of December 31, 2016, the project entities did not have a contractual unconditional right to defer the settlement of the debt for at least 12 months after that date, the debt of these projects has been classified as Current Liabilities in accordance with the provisions of IFRS International Accounting Standards 1, “Presentation of Financial Statements”. We do not expect the credit entities to use these cross-default provisions to request an acceleration of the debt.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Board of Directors of Atlantica Yield

The board of directors of Atlantica Yield comprises the following eight members:

Name	Position	Year of birth

Daniel Villalba	Director and Chairman of the Board, independent	1947
Santiago Seage	Chief Executive Officer and Director	1969
Joaquin Fernandez de Pierola	Director	1971
María J. Esteruelas	Director	1972
Eduardo Kausel	Director, independent	1943
Jack Robinson	Director, independent	1942
Enrique Alarcon	Director, independent	1942
Juan del Hoyo	Director, independent	1944

The business address of the members of the board of directors of Atlantica Yield is Great West House, GW1, 17 floor, Great West Road, Brentford, United Kingdom, TW8 9DF.

There are no family relationships among any of our executive officers or directors. There are no potential conflicts of interest between the private interests or other duties of the members of the board of directors listed above and their duties to Atlantica Yield, except in the case of Maria J. Esteruelas as she serves as executive vice president of Latin America at Abengoa, and Joaquin Fernandez de Pierola as he serves as CEO at Abengoa

The following is the biographical information of members of our board of directors.

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

Santiago Seage, Chief Executive Officer and Director

Mr. Seage has served as a director since our formation in 2014 and was Chairman from June until November 2015. Mr. Seage served as our chief executive officer from our formation until he was appointed chief executive officer of Abengoa in May 2015, in which capacity he served until November 27, 2015, when he was appointed as our Managing Director. Mr. Seage was elected to Chief Executive Officer on May 11, 2016. Prior to the foregoing, he served as Abengoa Solar’s CEO beginning in 2006. Before joining Abengoa, he was a partner with McKinsey & Company. Mr. Seage holds a degree in Business Management from ICADE University in Madrid.

Joaquin Fernandez de Pierola, Director

Mr. Fernandez de Pierola has served as a director since November 2016. Mr. Fernandez de Pierola currently serves as CEO of Abengoa.  He holds a Bachelor of Science in Economics and Business from the University of Zaragoza. He later specialized in Market Research at the University of West England in Bristol and completed the General Management Program at IESE Business School in Barcelona. After serving for several years in the public sector, Mr. Fernandez de Pierola has held different positions in commercial and concessions fields at gHT and Befesa Agua. Afterwards, he became Business Development VP for Middle East and Asia in Abengoa’s Engineering and Construction business unit before serving as Chairman and CEO of Abengoa Mexico.

Maria J. Esteruelas, Director

Ms. Esteruelas has served as a director since our formation in 2014. Ms. Esteruelas serves as the Executive Vice President of Latin America at Abengoa. Previously she was the Vice President of Concessions at one of Abengoa’s subsidiaries. Ms. Esteruelas has an Industrial Engineering degree from the Instituto Catolico de Artes e Industrias University and has a Master’s degree in Operations from the Instituto de Empresa in Madrid, Spain.

Eduardo Kausel, Director

Dr. Kausel has served as a director since our formation in 2014. Dr. Kausel is a Professor of Civil and Environmental Engineering at Massachusetts Institute of Technology, or MIT. Dr. Kausel is a senior member of various professional organizations and has extensive experience as consulting engineer. He is the author of more than 100 technical papers and has a Doctorate and a Master of Science from MIT, a post-graduate degree from Darmstadt University in Germany and a civil engineering degree from the University of Chile.

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

Senior Management of Atlantica Yield

We have a senior management team with extensive experience in developing, financing, managing and operating contracted assets.

Our senior management is made up of the following members:

Name	Position	Year of birth
Santiago Seage	Chief Executive Officer and Director	1969
Francisco Martinez-Davis	Chief Financial Officer	1963
Manuel Silvan	Vice President Taxes, Risk Management and Compliance	1973
Emiliano Garcia	Vice President North America	1968
Antonio Merino	Vice President South America	1967
David Esteban	Vice President EMEA	1979
Irene M. Hernandez	General Counsel	1980
Stevens C. Moore	Vice President Strategy and Corporate Development	1973

The business address of the members of the senior management of Atlantica Yield is Great West House, GW1, 17 floor, Great West Road, Brentford, United Kingdom, TW8 9DF.

There are no potential conflicts of interest between the private interests or other duties of the members of the senior management listed above and their duties to Atlantica Yield. There are no family relationships among any of our executive officers or directors.

Below are the biographies of those members of the senior management of Atlantica Yield who do not also serve on our board of directors.

Francisco Martinez-Davis, Chief Financial Officer

Mr. Martinez-Davis was appointed as our Chief Financial Officer on January 11, 2016. Mr. Martinez-Davis has more than 24 years of experience in senior finance positions both in the United States and Spain. He has served as Chief Financial Officer of several large industrial companies. Most recently, he was Chief Financial Officer for the company responsible for the management and operation of metropolitan rail service of the city of Madrid where he was also member of the Executive Committee. He has also worked as CFO for a retailer and as Deputy General Manager in Finance and Treasury for Telefonica Moviles. Prior to that, he worked for different investment banks in New York City and London for more than 10 years, including J.P. Morgan Chase & Co. and BNP Paribas. Mr. Martinez-Davis holds a Bachelor of Science, cum laude, in Business Administration from Villanova University in Philadelphia and an MBA from The Wharton School at the University of Pennsylvania.

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

Stevens C. Moore, Vice President Strategy & Corporate Development

Mr. Moore has more than 21 years of experience in finance positions in Spain, the United Kingdom and the United States. He has worked in various positions in structured and leveraged finance at Citibank and Banco Santander, and vice president of M&A at GBS Finanzas. Most recently, he was director of corporate development and investor relations at Codere, the Madrid stock exchange listed international gaming company. He holds a B.A. degree in history from Tulane University of New Orleans, Louisiana.

Lead Independent Director

Our corporate governance guidelines provide that one of our independent directors shall serve as a lead independent director at any time when an independent director is not serving as the chairman of our board of directors. Mr. Villalba served as our lead independent director until he was named chairman of our board of directors on November 27, 2015, a position he holds until today.

B.	Compensation

Compensation of Board of Directors and Chief Executive Officer

Our independent directors will receive compensation as “non-employee directors” as set by our board of directors.

Each independent director currently receives a total annual compensation of $100,000. As chairman of the board of directors and chairman of our audit committee, Mr. Villalba receives an additional $35,000 per year. Directors representing Abengoa do not receive any compensation from us.

In 2016 we adopted our long term incentive plan for management, or Long Term Incentive Plan, for the period from 2016 to 2019. Twelve executives, including our CEO, are eligible under the Long Term Incentive Plan. The number of participants could increase if approved by the board and the Long Term Incentive Plan provides that each eligible executive would be entitled to the payment of a long term incentive cash bonus in March 2019 if we have achieved our Total Annual Shareholder’s Return, or TSR, objectives over the 2016-19 period, a metric intended to align management and shareholder interests. The maximum bonus will be 50% (or, in the CEO’s case, 70%) of the total remuneration received by the executive over the period from 2016-18. Specifically, 50% of the bonus will be based on our TSR and 50% on the relative performance in terms of TSR versus a group of similarly structured companies selected by the Compensation Committee. In case of a change of control, the long term incentives would become due and would be calculated using the offer price or the last price based on TSR up to and including the change of control.

The total compensation received by our independent directors, Chief Executive Officer and Managing Director from us during 2016 is set forth in the table below.

	Directors Remuneration for the year ended December 31, 2016
	Salary and Fees	All Taxable Benefits	Annual Bonuses	LTIP	Pension	Total
	(in thousands of U.S. dollars)
Santiago Seage	558.8	0.1	940.5	—	—	1,499.4
Daniel Villalba	135.0	—	—	—	—	135.0
Jackson Robinson	100.0	—	—	—	—	100.0
Enrique Alarcon	100.0	—	—	—	—	100.0
Eduardo Kausel	100.0	—	—	—	—	100.0
Juan del Hoyo	100.0	—	—	—	—	100.0
Total	1,093.8	0.1	940.5	—	—	2,034.4

Each member of our board of directors will be indemnified for his actions associated with being a director to the extent permitted by law.

C.	Board Practices

For purpose of the following disclosure, Mr. Seage, Mr. Fernandez de Pierola and Ms. Esteruelas are considered affiliated to Abengoa.

Our board of directors consists of eight directors, five of whom are independent. Under our articles of association, our board may consist of 7 to 13 members.  Additionally, our articles of association established a term of office of up to 3 years. Our current directors have been serving since 2014, except for Joaquin Fernandez de Pierola who was appointed in 2016. At our next annual shareholders’ meeting in 2017, the shareholders will elect the directors for the next term of office.

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

Under English law, the board of directors of an English company is responsible for the management, administration and representation of all matters concerning the relevant business, subject to the company’s corporate constitution. Under English law and our constitution, the board of directors may delegate its powers to an executive committee or other delegated committee or to one or more persons, unless the shareholders, through a meeting, have specifically delegated certain powers to the board of directors and have not approved the board of director’s delegation to others.

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

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee comprises the following four members:

Name	Position
Maria J. Esteruelas	Chairwoman
Daniel Villalba	Member
Enrique Alarcon	Member
Santiago Seage	Member

The duties and functions of our Nominating and Corporate Governance Committee include, among others, regularly review the structure, size and composition (including the skills, knowledge, experience and diversity) of the board of directors and make recommendations to the board of directors with regard to any changes, and keep under review corporate governance rules and developments (including ethics-related matters) that might affect the Company, with the aim of ensuring that our corporate governance policies and practices continue to be in line with best practice. Our Nominating and Corporate Governance Committee meets at least twice a year at appropriate intervals in the financial reporting and audit cycle and otherwise as required. The committee informs and makes proposals to the board of directors.

Compensation Committee

Our Compensation Committee comprises the following four members:

Name	Position
Jack Robinson	Chairman
Daniel Villalba	Member
Eduardo Kausel	Member
Juan del Hoyo	Member

The duties and functions of our Compensation Committee include, among others, analyze, discuss and make recommendations to the board of directors regarding the setting of the remuneration policy for all directors as well as senior management, including pension rights and any compensation. The Committee meets at least twice a year at appropriate intervals in the financial reporting and audit cycle and otherwise as required. The committee informs and makes proposals to the board of directors.

Benefits upon Termination of Employment

Neither we nor our subsidiaries maintain any director’s service contracts providing for benefits upon termination of service.

D.	Employees

As of December 31, 2016, we had 166 employees compared to 88 employees as of December 31, 2015. During 2016, we completed the transfer of personnel for direct employment by our own back office to achieve full autonomy from Abengoa. The number of employees is now aligned with the size of our organization and our business activities. We do not expect significant changes in 2017.

The following table shows the number of employees as of December 31, 2016, 2015 and 2014, on a consolidated basis:

Geography	Year ended December 31,
	2016	2015	2014
EMEA	47	34	7
North America	26	7	0
South America	6	6	0
Corporate	87	41	0
Total	166	88	7

E.	Share Ownership

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

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this annual report, including through the exercise of any option or other right and the vesting of restricted shares. These shares, however, are not included in the computation of the percentage ownership of any other person. The calculations of percentage ownership in the table below is based on 100,217,260 ordinary shares outstanding as of the date of this annual report.

Name	Ordinary Shares Beneficially Owned	Percentage
Directors and Officers
Daniel Villalba	60,000	*
Santiago Seage	20,000	*
Jackson Robinson	5,412	*
All Directors and executive officers as group	85,412	*

5% Beneficial Owners
Abengoa Concessions Investments Limited(1)	41,557,663	41.47%
Jennison Associates LLC(2)	7,597,607	7.58%
Prudential Financial, Inc.(3)	7,734,537	7.72%
Appaloosa L.P. (4)	5,820,326	5.81%

Notes:—

(1)
This information is based solely on the Schedule 13D filed on September 26, 2016 by Abengoa, S.A., a corporation incorporated under the laws of Spain. The direct beneficial owner of the shares is Abengoa Concessions Investments Limited. The registered address of Abengoa, S.A. is Campus Palmas Altas, C/ Energia Solar, 41014, Seville, Spain.

(2)
This information is based solely on the Schedule 13G filed on February 2, 2017 by Jennison Associates LLC, or Jennison, a Delaware limited liability company. Prudential Financial, Inc. indirectly owns 100% of equity interests of Jennison. As a result, Prudential Financial, Inc. may be deemed to have the power to exercise or to direct the exercise of such voting and/or dispositive power that Jennison may have with respect to the ordinary shares held in portfolios for which it furnishes investment advice. Jennison does not file jointly with Prudential, as such, ordinary shares reported on Jennison’s Schedule 13G may be included in the shares reported on the Schedule 13G filed by Prudential Financial, Inc. The address of Jennison is 466 Lexington Avenue, New York, New York 10017.

(3)
This information is based solely on the Schedule 13G filed on January 30, 2017  by Prudential Financial, Inc., or Prudential, a New Jersey corporation. The shares beneficially owned by Prudential represent (i) 7,597,607 shares beneficially owned by Jennison Associates LLC and (ii) 136,930 shares beneficially owned by Quantitative Management Associates LLC. Prudential is a parent holding company and the indirect parent of Jennison Associates LLC and Quantitative Management Associates LLC. The address of Prudential is 751 Broad Street, Newark, New Jersey 07102-3777.

(4)
This information is based solely on the Schedule 13G filed on February 14, 2017 by Appaloosa L.P., or ALP, a Delaware limited partnership, Appaloosa Investment Limited Partnership I, or AILP, a Delaware limited partnership, Palomino Master Ltd., a British Virgin Islands company, or Palomino Master, Appaloosa Management L.P., or AMLP, a Delaware limited partnership, Appaloosa Partners Inc., a Delaware corporation, or API, and David A. Tepper, or Mr. Tepper. ALP serves as investment adviser to AILP and Palomino Master and may be deemed to beneficially own 5,820,326 ordinary shares. AILP may be deemed to beneficially own 2,513,197 shares (inclusive of the shares beneficially owned by ALP). Palomino Master may be deemed to beneficially own 3,307,129 shares (inclusive of the shares beneficially owned by ALP). AMLP is the general partner of AILP and may be deemed to beneficially own 2,513,197 shares. API is the general partner of, and Mr. Tepper owns a majority of the limited partnership interest in, AMLP. API may be deemed to beneficially own 2,692,579 shares. Mr. Tepper is the sole stockholder and president of API and the controlling stockholder and president of Appaloosa Capital, Inc., or ACI, and may be deemed to beneficially own 5,820,326 shares. ACI is the general partner of, and Mr. Tepper owns a majority of the limited partnership interests in, ALP. The business address of ALP is 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078. The business address of each of AILP and Palomino Master is c/o Appaloosa LP, 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078. The business address of AMLP is Appaloosa Management L.P., 404 Washington Avenue, Suite 810, Miami, Florida 33139. The business address of each of API and Mr. Tepper is c/o Appaloosa Management L.P., 404 Washington Avenue, Suite 810, Miami, Florida 33139.

We have one class of ordinary shares, and each holder of our ordinary shares is entitled to one vote per share.

As of the date of this annual report, 100,217,260 of our ordinary shares were outstanding. Because some of our ordinary shares are held by brokers and other nominees, the number of shares held by and the number of beneficial holders with addresses in the United States is not fully ascertainable. As of the date of this annual report, to the best of our knowledge, one of our shareholders of record was located in the United States and held in the aggregate 100,217,259 ordinary shares representing approximately 99.99% of our outstanding shares. However, the United States shareholders of record include Cede & Co., which, as nominee for The Depositary Trust Company, is the record holder of all such ordinary shares. Accordingly, we believe that the shares held by Cede & Co. include ordinary shares beneficially owned by both United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States.

Arrangements for Change in Control of the Company

Based on the Schedule 13D filed by Abengoa on September 26, 2016 Abengoa Concessions Investments Limited, an indirect subsidiary of Abengoa, S.A., has pledged 41,530,843 ordinary shares, representing approximately 41.44% of our outstanding shares, to financial institutions as collateral for borrowings under financing arrangements. If Abengoa defaults on these financing arrangements, such lenders may foreclose on, and dispose of, the pledged shares and the resulting change in beneficial ownership of such shares would result in a change in control of the Company.

B.	Related Party Transactions

Each of our assets typically has two contracts in place with Abengoa entities, i.e. an operation and maintenance agreement and a services agreement that covers local administrative support. We also have engineering, procurement and construction agreements with subsidiaries of Abengoa.

Additionally, we have entered into a number of agreements with our largest shareholder, Abengoa, that we believe will allow us to: (i) secure cost-effective administrative and financial support and (ii) access through the ROFO Agreement a pipeline of potential acquisitions that we believe will help us to grow in the future. In addition to the deed described under “Item 10.B—Memorandum and Articles of Association” and the Shareholders’ Agreement and related parent support agreement described under “Item 4.B—Business Overview—Our Operations—Exchangeable Preferred Equity Investment in Abengoa Concessoes Brasil Holding,” we have the following significant agreements with Abengoa:

•	ROFO Agreement;

•	Financial Support Agreement; and

•	Currency Swap Agreement.

Each of these agreements has been reviewed with external advisors and we believe that they comply with transfer pricing regulations. Each agreement is described below.

Project-Level Agreements

When our projects reach COD, we typically have in place for each project an operations and maintenance contract, in most cases with an Abengoa subsidiary.  Additionally, in certain cases we maintain local support services agreements with Abengoa entities.

Operation and Maintenance Contracts

Each of our project-level companies have entered into an operation and maintenance agreement with an Abengoa subsidiary, with the exception of ACT, Palmucho and Seville PV, where the contract is with third-party providers.

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

•
Termination. Typically, either party may terminate the agreement upon default by the counterparty. The relevant project-level company that owns the asset can typically terminate due to payment default, winding-up of the operator, failure of the operator to perform material obligations, termination of the PPA and, in some cases, for failure to reach certain performance ratios, the imposition of fines or penalties in excess of certain threshold amounts or force majeure. The operator can typically terminate in the event of payment default, winding-up of the project-level company, failure of the project-level company to perform material obligations and, in some cases, force majeure.  Some projects allow termination by us at certain points in time.

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

Local Services Agreements

Each of our project-level companies had initially entered into a services agreement with a local Abengoa subsidiary, which agreement typically provided for accounting, administration, payments management, local legal and tax support, local institutional, communications services and general support services. Most of these agreements have been terminated during the year 2016 and as of the date of this report they remain in place only in South Africa for Kaxu, Peru for ATN, ATS and ATN2 and Algeria for Skikda and Honaine. In general, these agreements include renewal clauses that allow termination from one year to another or upon a one-year notice or less. The overall compensation amounts to approximately $1.6 million per year.

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

Right of First Offer

Pursuant to the ROFO Agreement, which we and Abengoa entered into on June 13, 2014, as amended and restated on December 9, 2014, Abengoa and its affiliates granted us and our affiliates a right of first offer on any proposed sale, transfer or other disposition of any of their contracted renewable energy, conventional power, electric transmission or water assets that are in operation and any other renewable energy, conventional power, electric transmission and water asset that is expected to generate contracted revenue and that Abengoa has transferred to an investment vehicle that are located in our primary geographies: (i) North America (the United States, Canada and Mexico); (ii) the following countries in South America: Chile, Peru, Uruguay, Brazil and Colombia; and (iii) the European Union. In addition, with respect to selected countries in Africa, the Middle East and Asia, which we refer to as our secondary geographies, we agreed to four assets that are also considered Abengoa ROFO Assets.

Whenever we acquire an asset from Abengoa in the secondary geographies, or, if after 60 days of negotiations we and Abengoa are unable to reach an agreement on an asset offered for sale to us, we will update the list to include a replacement asset. If we and Abengoa are unable to agree on the replacement asset, Abengoa will propose three additional assets in the secondary geographies and we will select one to replace the asset removed from the list. Thereafter, the selected asset will also be considered an Abengoa ROFO Asset. This right of first offer will not apply to a merger with or into, or sale of a high percentage of Abengoa’s assets to, an unaffiliated third party, or to an internal restructuring.

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

Abengoa may offer to sell to us contracted assets in business sectors or geographic regions not covered by the ROFO Agreement, even though we do not have a ROFO over them as described in this section. We will evaluate these opportunities on a case-by-case basis.

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

Any material transaction between Abengoa and us (including the proposed acquisition of any Abengoa ROFO Asset) will be subject to our related party transaction policy, which will require prior approval of such transaction by a majority of the independent members of our board of directors. See “Item 7.B—Related Party Transactions—Procedures for Review, Approval and Ratification of Related Party Transactions; Conflicts of Interest,” “Item 3.D—Risk Factors—Risks Related to Our Relationship with Abengoa—We may not be able to consummate future acquisitions from Abengoa” and “Item 3.D—Risk Factors.”

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

If Abengoa ceases to own, directly or indirectly, at least 20% of our outstanding shares, Abengoa shall be entitled to terminate the Financial Support Agreement not earlier than three years from the date thereof, upon 180 days’ prior written notice. See “Item 3.D—Risk Factors—Risks Related to Our Relationship with Abengoa” for a discussion of risks associated with the Financial Support Agreement.

Support Services Agreement

We and Abengoa entered into a Support Services Agreement on June 13, 2014, pursuant to which Abengoa agreed to provide or arrange for other service providers to provide management and administration services to us. This agreement does not include executive or senior management services. This contract was terminated in 2016 by mutual agreement between Abengoa and Atlantica.

Currency Swap Agreement

On May 12, 2015, we entered into a Currency Swap Agreement with Abengoa which provides for a fixed exchange rate for the cash available for distribution from Spanish assets. The distributions from the Spanish assets are paid in euros and the Currency Swap Agreement provides for a fixed exchange rate at which euros will be converted into U.S. dollars. Any amounts to be paid to us by Abengoa as a result of the Currency Swap Agreement are based on an amount in relation to the dividends received by Abengoa as a shareholder of us. The Currency Swap Agreement has a five-year term. See “Item 3.D—Risk Factors—We may be subject to increased finance expenses if we do not effectively manage our exposure to interest rate and foreign currency exchange rate risks” and “Item 5.A—Operating Results—Exchange Rates” for a discussion of risks associated with the Currency Swap Agreement.

Procedures for Review, Approval and Ratification of Related Party Transactions; Conflicts of Interest

Our policy for the review, approval and ratification of related party transactions requires that all transactions with related parties are subject to approval or ratification in accordance with the procedures set forth in the policy. With respect of any transaction with Abengoa or its affiliates (other than our subsidiaries), including transactions pursuant to the ROFO Agreement, our independent directors are required to review all of the relevant facts and circumstances and either approve or disapprove of the entry into the transaction. In determining whether to approve or ratify a transaction with Abengoa, the independent directors are to take into account, among other factors they may deem appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the Abengoa’s interest in the transaction.

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

On May 8, 2015, our board of directors approved a quarterly dividend corresponding to the first quarter of 2015 amounting to $0.34 per share. The dividend was paid on June 15, 2015 to shareholders of record as of May 29, 2015. On July 29, 2015, our board of directors approved a quarterly dividend corresponding to the second quarter of 2015 amounting to $0.40 per share. The dividend was paid September 15, 2015 to shareholders of record as of August 30, 2015. On November 5, 2015, our board of directors approved a quarterly dividend corresponding to the third quarter of 2015 amounting to $0.43 per share. The dividend was paid on December 16 2015, to shareholders of record as of November 30, 2015, and from that amount we retained $9 million of the dividend attributable to Abengoa in accordance with the provisions of the parent support agreement. See “Item 4.B—Business Overview—Electric Transmission—Exchangeable Preferred Equity Investment in Abengoa Concessoes Brasil Holding.”

In February 2016, taking into consideration the uncertainties resulting from the situation of our sponsor, the board of directors decided to postpone the decision whether to declare a dividend in respect of the fourth quarter of 2015 until the second quarter of 2016. In May 2016, considering the uncertainties that remained in our sponsor's situation, our board of directors decided not to declare a dividend in respect of the fourth quarter of 2015 and to postpone the decision on whether to declare a dividend in respect of the first quarter 2016 until we had obtained greater clarity on cross default and change of ownership issues.

In August 2016, although we had made progress, we still had not secured waivers or forbearances for several significant projects. However, our board of directors decided on August 3, 2016, to declare a dividend of $0.145 per share for the first quarter of 2016 and a dividend of $0.145 per share for the second quarter of 2016. The dividend was paid on September 15, 2016, to shareholders of record August 31, 2016.  From that amount, we retained $12.2 million of the dividend attributable to Abengoa.

As we disclose in “Operating and Financial Review and Prospects—Operating Results—Overview”, in the third quarter of 2016, Abengoa acknowledged that it failed to fulfill its obligations under the agreements related to the preferred equity investment in ACBH and recognized Atlantica Yield as the legal owner of $28.0 million of dividends previously retained from Abengoa, which consists of $9.0 million retained in 2015 and $12.2 million retained in the third quarter of 2016 and further $6.7 million subsequently retained in the fourth quarter of 2016.

On November 11, 2016, our board of directors, based on waivers or forbearances obtained to that date, decided to declare a dividend of $0.163 per share, which was paid on December 15, 2016, to shareholders of record on November 30, 2016.

We intend to distribute a significant portion of our cash available for distribution as dividend, after considering the cash available for distribution that we expect our projects will be able to generate, less reserves for the prudent conduct of our business (including for, among other things, dividend shortfalls as a result of fluctuations in our cash flows). We intend to distribute a quarterly dividend to shareholders. Our board of directors may, by resolution, amend the cash dividend policy at any time. We intend to grow our business via improvements in our existing projects and through the acquisition of operational projects when market conditions are favorable, which, we believe, will facilitate the growth of our cash available for distribution and enable us to increase our dividend per share over time. However, the determination of the amount of cash dividends to be paid to holders of our shares will be made by our board of directors and will depend upon our financial condition, results of operations, cash flow, long-term prospects and any other matters that our board of directors deem relevant.

Our cash available for distribution is likely to fluctuate from quarter to quarter, in some cases significantly, as a result of the seasonality of our assets, the terms of our financing arrangements, maintenance and outage schedules, among other factors. Accordingly, during quarters in which our projects generate cash available for distribution in excess of the amount necessary for us to pay our stated quarterly dividend, we may reserve a portion of the excess to fund cash distributions in future quarters. In quarters in which we do not generate sufficient cash available for distribution to fund our stated quarterly cash dividend, if our board of directors so determines, we may use retained cash flow from other quarters, as well as other sources of cash, to pay dividends to our shareholders.

Risks Regarding Our Cash Dividend Policy

We do not have a significant operating history as an independent company upon which to rely in evaluating whether we will have sufficient cash available for distribution and other sources of liquidity to allow us to pay dividends on our shares at our initial quarterly dividend level on an annualized basis or at all. There is no guarantee that we will pay quarterly cash dividends to our shareholders. We do not have a legal obligation to pay our initial quarterly dividend or any other dividend. While we currently intend to grow our business and increase our dividend per share over time, our cash dividend policy is subject to all the risks inherent in our business and may be changed at any time as a result of certain restrictions and uncertainties, including the following:

•
The amount of our quarterly cash available for distribution could be impacted by restrictions on cash distributions contained in our project-level financing arrangements, which require that our project-level subsidiaries comply with certain financial tests and covenants in order to make such cash distributions. Generally, these restrictions limit the frequency of permitted cash distributions to semi-annual or annual payments, and prohibit distributions unless specified debt service coverage ratios, historical and/or projected, are met. See the sub-sections entitled “—Project Level Financing” under the individual project descriptions in “Item 4.B—Business Overview—Our Operations.” When forecasting cash available for distribution and dividend payments we have aimed to take these restrictions into consideration, but we cannot guarantee future dividends.

•
In addition, the amount of our quarterly cash available for distribution could be impacted by ongoing negotiations with lenders of our project financing agreements aimed at obtaining waivers and forbearances for cross-defaults and minimum ownership provisions related to Abengoa. The financing arrangements of some of our project subsidiaries contain cross-default provisions related to Abengoa, such that debt defaults by Abengoa, subject to certain threshold amounts and/or a restructuring process, could trigger defaults under such project financing arrangements. These cross-default provisions expire progressively over time, remaining in place until the termination of the obligations of Abengoa under such project financing arrangements. After having obtained waivers and forbearances for most of our project financing agreements, we still have cross-default provisions in Kaxu and we are currently in discussions with its project finance lenders to secure a waiver or forbearance. In addition, the financing agreements of some of the projects contain change of ownership provisions. During 2016, we obtained waivers and forbearances for most of our projects, however we still need waivers for ACT and Kaxu. While we continue negotiations with lenders, there could be delays in distributions from our project level entities to the holding company level.

•
Additionally, indebtedness we have incurred under the 2019 Notes, the Credit Facility and the Note Issuance Facility in which we have entered contain, among other covenants, certain financial incurrence and maintenance covenants, as applicable. See “Item 5.B—Liquidity and Capital Resources—Financing Arrangements.” In addition, we may incur debt in the future to acquire new projects, the terms of which will likely require commencement of commercial operations prior to our ability to receive cash distributions from such acquired projects. These agreements likely will contain financial tests and covenants that our subsidiaries must satisfy prior to making distributions. Should we or any of our project-level subsidiaries be unable to satisfy these covenants or if any of us are otherwise in default under such facilities, we may be unable to receive sufficient cash distributions to pay our stated quarterly cash dividends notwithstanding our stated cash dividend policy. See the “Project Level Financing” descriptions contained in “Item 4.B—Business Overview—Our Operations” for a description of such restrictions.

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

•
We may lack sufficient cash to pay dividends to our shareholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors, including low availability, unexpected operating interruptions, legal liabilities, costs associated with governmental regulation, changes in governmental subsidies, changes in regulation, as well as increases in our operating and/or general and administrative expenses, including existing contracts with Abengoa and its subsidiaries, principal and interest payments on our and our subsidiaries’ outstanding debt, income tax expenses, failure of Abengoa to comply with its obligations under the agreements in place including obligations of Abengoa as EPC contractor on assets that are still within their respective guarantee periods, working capital requirements or anticipated cash needs at our project-level subsidiaries. See “Item 3.D—Risk Factors” for more information on the risks to which our business is subject.

•	We may pay cash to our shareholders via capital reduction in lieu of dividends in some years.

•
Our project companies’ cash distributions to us (in the form of dividends or other forms of cash distributions such as shareholder loan repayments) and, as a result, our ability to pay or grow our dividends, are dependent upon the performance of our subsidiaries and their ability to distribute cash to us. The ability of our project-level subsidiaries to make cash distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable corporation laws and other laws and regulations.

•
Our board of directors may, by resolution, amend the cash dividend policy at any time. Our board of directors may elect to change the amount of dividends, suspend any dividend or decide to pay no dividends even if there is ample cash available for distribution.

Our Ability to Grow our Business and Dividend

We intend to grow our business primarily through the improvement of existing assets and the acquisition of contracted power generation assets, electric transmission lines and other infrastructure assets, which, we believe will facilitate the growth of our cash available for distribution and enable us to increase our dividend per share over time. Our approved policy is to distribute a significant portion of our cash available for distribution as a dividend. However, the final determination of the amount of cash dividends to be paid to our shareholders will be made by our board of directors and will depend upon our financial condition, results of operations, cash flow, long-term prospects and any other matters that our board of directors deems relevant.

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

B.	Significant Changes

There have been no significant changes since the date of the Annual Consolidated Financial Statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details.

Our ordinary shares trade on the NASDAQ Global Select Market under the symbol “ABY.” The following table sets forth, for the periods indicated, the high and low intraday sales price per ordinary share as reported by the NASDAQ Global Select Market since the date of our IPO.

	Price per Share
	High	Low
	(Amounts in U.S. dollars)
Most recent six months
February 2017 (through February 22, 2017)	22.18	20.83
January 2017	22.10	19.24
December 2016	19.80	17.16
November 2016	19.31	16.55
October 2016	19.17	17.59
September 2016	19.79	18.01
Year ended December 31, 2016
Fourth quarter	19.80	16.55
Third quarter	21.32	18.01
Second quarter	19.17	15.78
First quarter	19.19	13.11
Year ended December 31, 2015
Fourth quarter	21.10	14.15
Third quarter	32.30	16.40
Second quarter	38.80	31.32
First quarter	35.00	26.57
Most Recent Full Financial Years
2016	21.32	13.11
2015	38.80	14.15
2014(1)	40.98	21.00

Notes:—
(1)
Our ordinary shares were admitted to trading on the NASDAQ Global Select Market following the consummation of our IPO on June 12, 2014. There was no public market for our ordinary shares before our IPO.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are traded on the NASDAQ Global Select Market under the symbol “ABY.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Material U.K. Tax Considerations

The following is a general summary of material U.K. tax considerations relating to the ownership and disposal of our shares. The comments set out below are based on current U.K. tax law as applied in England and Wales and HM Revenue & Customs, or HMRC, practice (which may not be binding on HMRC) as at the date of this summary, both of which are subject to change, possibly with retrospective effect. They are intended as a general guide and apply to you only if you are a “U.S. Holder” (as defined in the section below entitled “Material U.S. Federal Income Tax Considerations”) and if:

•	you hold Atlantica Yield shares as an investment for tax purposes, as capital assets and you are the absolute beneficial owner thereof for U.K. tax purposes;

•
you are an individual, you are not resident in the United Kingdom for U.K. tax purposes and do not hold Atlantica Yield shares for the purposes of a trade, profession, or vocation that you carry on in the United Kingdom through a branch or agency, or if you are a corporation, you are not resident in the U.K. for U.K. tax purposes and do not hold the securities for the purpose of a trade carried on in the United Kingdom through a permanent establishment in the United Kingdom; and

•	you are not domiciled in the United Kingdom for U.K. inheritance tax purposes.

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

Potential investors should satisfy themselves prior to investing as to the overall tax consequences, including, specifically, the consequences under U.K. tax law and HMRC practice of the acquisition, ownership and disposal of the shares in their own particular circumstances by consulting their own tax advisors.

U.K. Taxation of Dividends

We will not be required to withhold amounts on account of U.K. tax at source when paying a dividend in respect of our shares to a U.S. Holder.

U.S. Holders who hold their shares as an investment and not in connection with any trade carried on by them will not be subject to United Kingdom tax in respect of any dividends.

U.K. Taxation of Capital Gains

An individual holder who is a U.S. Holder will not be liable to U.K. capital gains tax on capital gains realized on the disposal of his or her Atlantica Yield shares unless such holder carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency in the United Kingdom to which the shares are attributable.

A corporate holder of shares that is a U.S. Holder will not be liable for U.K. corporation tax on chargeable gains realized on the disposal of its Atlantica Yield shares unless it carries on a trade in the United Kingdom through a permanent establishment to which the shares are attributable.

An individual holder of shares who is temporarily a non-U.K. resident for U.K. tax purposes will, in certain circumstances, become liable to U.K. tax on capital gains in respect of gains realized while he or she was not resident in the United Kingdom.

U.K. Inheritance Tax

Atlantica Yield shares which are registered on the main Atlantica Yield share register are assets situated in the United Kingdom for the purposes of U.K. inheritance tax. A gift of such assets by, or the death of, an individual holder of such assets may (subject to certain exemptions and reliefs) give rise to a liability to U.K. inheritance tax, even if the holder is neither domiciled in the United Kingdom nor deemed to be domiciled there (under certain rules relating to long residence or previous domicile). Generally, U.K. inheritance tax is not chargeable on gifts to individuals if the transfer is made more than seven complete years prior to death of the donor. For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit. Special rules also apply to close companies and to trustees of settlements who hold shares in Atlantica Yield bringing them within the charge to inheritance tax.

However, Atlantica Yield shares that are held by an individual whose domicile is determined to be the United States for the purposes of the United States-United Kingdom Double Taxation Convention relating to estate and gift taxes, or the U.S.-U.K. Estate Tax Treaty, and who is not for such purposes a national of the United Kingdom will not, provided any U.S. federal estate or gift tax chargeable has been paid, be subject to U.K. inheritance tax on the individual’s death or on a lifetime transfer of the shares except in certain cases where the shares (i) are comprised in a settlement (unless, at the time the settlement was made, the settlor was domiciled in the United States and was not a national of the United Kingdom), (ii) are part of the business property of a U.K. permanent establishment or an enterprise, or (iii) pertain to a U.K. fixed base of an individual used for the performance of independent personal services. In such cases, the U.S.-U.K. Estate Tax Treaty generally provides a credit against U.S. federal tax liability for the amount of any tax paid in the United Kingdom in a case where the shares are subject both to U.K. inheritance tax and to U.S. federal estate or gift tax.

Stamp Duty and Stamp Duty Reserve Tax

The stamp duty and stamp duty reserve tax, or SDRT, treatment of the issue and transfer of, and the agreement to transfer, Atlantica Yield shares outside a depositary receipt system or a clearance service are discussed in the paragraphs under ‘General’ below. The stamp duty and SDRT treatment of such transactions in relation to such systems are discussed in the paragraphs under “Depositary Receipt Systems and Clearance Services” below.

General

No stamp duty, or SDRT, will arise on the issue of shares in registered form by Atlantica Yield.

An agreement to transfer our shares will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer. SDRT is, in general, payable by the purchaser.

Transfers of our shares will generally be subject to stamp duty at the rate of 0.5% of the consideration given for the transfer (rounded up to the next £5). The purchaser normally pays the stamp duty.

If a duly stamped transfer completing an agreement to transfer is produced within six years of the date on which the agreement is made (or, if the agreement is conditional, the date on which the agreement becomes unconditional) any SDRT already paid is generally repayable, normally with interest, and any SDRT charge yet to be paid is cancelled.

Depositary Receipt Systems and Clearance Services

Following the Court of Justice of the European Union’s decision in C-569/07 HSBC Holdings Plc, Vidacos Nominees Limited v The Commissioners of Her Majesty’s Revenue & Customs and the First-tier Tax Tribunal decision in HSBC Holdings Plc and The Bank of New York Mellon Corporation v. The Commissioners of Her Majesty’s Revenue & Customs, Her Majesty’s Revenue & Customs, or HMRC, has confirmed that 1.5% SDRT is no longer payable when new shares are issued to a clearance service or depositary receipt system.

Where our shares are transferred (i) to, or to a nominee or an agent for, a person whose business is or includes the provision of clearance services or (ii) to, or to a nominee or an agent for, a person whose business is or includes issuing depositary receipts, stamp duty or SDRT will generally be payable at the higher rate of 1.5% of the amount or value of the consideration given or, in certain circumstances, the value of the shares.

Except in relation to clearance services that have made an election under Section 97A(1) of the Finance Act of 1986 (to which the special rules outlined below apply), no stamp duty or SDRT is payable in respect of transfers or agreements to transfer within clearance services or depositary receipt systems. Accordingly, no stamp duty or SDRT should, in practice, be required to be paid in respect of transfers or agreements to transfer our shares within the facilities of DTC.

There is an exception from the 1.5% charge on the transfer to, or to a nominee or agent for, a clearance service where the clearance service has made and maintained an election under section 97A(1) of the Finance Act 1986, which has been approved by HMRC. In these circumstances, SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer will arise on any transfer of our shares into such an account and on subsequent agreements to transfer such shares within such account. It is our understanding that DTC has not made an election under section 97A(1) of the Finance Act of 1986.

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

(b)	that holds the shares as capital assets for U.S. federal income tax purposes; and

(c)	that owns, directly, indirectly or by attribution, less than 5% both of the vote and value of the stock of Atlantica Yield.

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

This discussion assumes that Atlantica Yield is not, was not for its 2016 taxable year, and will not become a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, as discussed below under “—Passive foreign investment company rules.”

Potential investors in shares should consult their own tax advisors concerning the specific U.S. federal, state and local tax consequences of the ownership and disposition of shares in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Taxation of distributions on the shares

Distributions received by a U.S. Holder on shares generally will constitute dividends to the extent paid out of Atlantica Yield current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Atlantica Yield intends to annually calculate its earnings and profits in accordance with U.S. federal income tax principles. If distributions exceed Atlantica Yield’s current and accumulated earnings and profits, such excess distributions will constitute a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in its shares and will result in a reduction of such tax basis. To the extent such excess exceeds a U.S. Holder’s tax basis in the shares, such excess will generally be taxed as capital gain.

Subject to certain exceptions for short-term and hedged positions, dividends received by certain non-corporate U.S. Holders of shares generally will be subject to U.S. federal income taxation at rates lower than those applicable to other ordinary income if the dividends are “qualified dividend income.” Distributions received by a U.S. Holder on shares will be qualified dividend income if: (i) shares are readily tradable on an established securities market in the United States (such as NASDAQ Global Select Market, where our shares are listed) and (ii) Atlantica Yield was not, for the year prior to the year in which the dividends are paid, and is not, for the year in which the dividends are paid, a PFIC. As discussed below under “—Passive foreign investment company rules,” although there can be no assurance that Atlantica Yield will not be considered a PFIC for any taxable year, Atlantica Yield does not believe that it was a PFIC for its 2016 taxable year and does not expect to be a PFIC for its current taxable year or in the foreseeable future. Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at these favorable rates. Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by Atlantica Yield. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend.

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

Passive foreign investment company rules

If Atlantica Yield were a PFIC for any taxable year during which a U.S. Holder held shares, certain adverse U.S. federal income tax consequences may apply to the U.S. Holder. Atlantica Yield does not believe that it was a PFIC for its 2016 taxable year and does not expect to be a PFIC for its current taxable year or in the foreseeable future. However, PFIC status depends on the composition of a company’s income and assets and the fair market value of its assets (including, among others, less than 25% owned equity investments) from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Accordingly, there can be no assurance that Atlantica Yield will not be considered a PFIC for any taxable year.

A non-U.S. corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either: (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income. For purposes of the PFIC rules, “passive income” includes, among other things, certain foreign currency gains, certain rents and the excess of gains over losses from certain commodities transactions. Gains from commodities transactions, however, are generally excluded from the definition of passive income if such gains are active business gains from the sale of commodities and the foreign corporation’s commodities meet specified criteria. The law is unclear as to what constitutes “active business gains” and there are also other uncertainties regarding the criteria that commodities must meet. Accordingly, there can be no assurance that Atlantica Yield is not, was not for its 2016 taxable year, or will not become a PFIC or that changes in the management or ownership structure of Atlantica Yield or its assets, including as a result of any acquisitions pursuant to the ROFO Agreement and the Call Option Agreement, will not impact the determination of Atlantica Yield’s PFIC status.

If Atlantica Yield were a PFIC for any taxable year during which a U.S. Holder held shares, gain recognized by a U.S. Holder on a sale or other disposition of the shares would generally be allocated ratably over the U.S. Holder’s holding period for the shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before Atlantica Yield became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to U.S. federal income tax at the highest rate in effect in that year for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting U.S. federal income tax liability. The same treatment would generally apply to any distribution in respect of shares to the extent the distribution exceeds 125% of the average of the annual distributions on shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the shares.

In addition, if Atlantica Yield were a PFIC for a taxable year in which it pays a dividend or in the prior taxable year, the favorable dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

U.S. Holders should consult their own tax advisors regarding the PFIC rules.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S. financial intermediaries generally are subject to information reporting and to backup withholding unless the U.S. Holder is a corporation or other exempt recipient or, in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.  U.S. Holders should consult their own tax advisors about these rules and any other reporting obligations that may apply to the ownership or disposal of shares, including requirements related to the holding of certain “specified foreign financial assets.”

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

You can also obtain copies of this annual report on Form 20-F by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov. The SEC’s telephone number is 1-800-SEC-0330.

I.	Subsidiaries Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

In the event that the exchange rate of the euro rises by 10% against the U.S. Dollar as of December 31, 2016, with the rest of the variables remaining constant, the cash received from these assets would not be affected.

Additionally, in January 2017, we signed two currency options with a leading international financial institution which guarantee minimum euro-U.S. dollar exchange rates for distributions expected from Spanish solar assets in 2017, net of the general and administrative expenses and corporate interest expense paid in euros.  The corporate debt represented by the Note Issuance Facility of €275 million incurs its annual interest expense at the sum of EURIBOR plus 4.9%. We intend to fully hedge the Note Issuance Facility with a swap to fix the interest rate as soon as possible after funding of the notes.

 In addition, since the beginning of 2017, we have euro-denominated debt. We may therefore modify our Currency Swap Agreement with Abengoa. Interest payments in euros and our euro denominated general and administrative expenses create a natural hedge for a portion of the distributions from Spanish assets. Taking into consideration the financial situation of Abengoa, we have signed two currency options with banks in order to hedge the remaining portion of the cash flows expected from Spanish assets in 2017.

Interest rate risk

Interest rate risks arise mainly from our financial liabilities at variable interest rate (less than 10% of our total project debt financing). We use interest rate swaps and interest rate options (caps) to mitigate interest rate risk.

As a result, the notional amounts hedged as of December 31, 2016, contracted strikes and maturities, depending on the characteristics of the debt on which the interest rate risk is being hedged, are very diverse, including the following:

•	project debt in U.S. dollars: between 75% and 100% of the notional amount, maturities until 2043 and average guaranteed interest rates of between 2.52% and 6.88%.

•	project debt in euros: between 75% and 100% of the notional amount, maturities until 2030 and average guaranteed interest rates of between 3.20% and 4.87%.

In connection with our interest rate derivative positions, the most significant impact on our Annual Consolidated Financial Statements are derived from the changes in EURIBOR or LIBOR, which represents the reference interest rate for the majority of our debt.

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

In the event that EURIBOR and LIBOR had risen by 25 basis points as of December 31, 2016, with the rest of the variables remaining constant, the effect in the consolidated income statement would have been a loss of $2,563,000 (a loss of $1,795,000 in 2015 and a loss of $271,000 in 2014) and an increase in hedging reserves of $37.3 million ($41.7 million in 2015 and $24.2 million in 2014). The increase in hedging reserves would be mainly due to an increase in the fair value of interest rate swaps designated as hedges.

Credit risk

We consider that we have limited credit risk with clients as revenues are derived from PPAs and other revenue contracted agreements with electric utilities and state-owned entities.

The following table shows the maturity detail of trade receivables as of December 31, 2016, 2015 and 2014:

	Balance as of December 31,
	2016	2015	2014
	($ in millions)
Maturity
Up to 3 months	151.2	126.8	78.5
Between 3 and 6 months	—	—	—
Total	151.2	126.8	78.5

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

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15 (e) under the Exchange Act) as of December 31, 2016. There are inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based upon their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in providing reasonable assurance that information relating to us, including its consolidated subsidiaries, required to be disclosed in reports that it files under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) accumulated and communicated to the management, including principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Pursuant to Section 404 of the United States Sarbanes-Oxley Act, management is responsible for establishing and maintaining effective internal control over financial reporting. This system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control—Integrated Framework (2013). Based on this assessment, management concluded that, as of December 31, 2016, its internal control over financial reporting was effective based on those criteria.

Our internal control over financial reporting as of December 31, 2016, has been audited by Deloitte S.L., an independent registered public accounting firm, as stated in their report which follows below.

Attestation Report of the Independent Registered Public Accounting Firm

The report of Deloitte, S.L., our Independent Registered Public Accounting Firm, on our internal control over financial reporting is included herein at page F-2 of our Annual Consolidated Financial Statements.

Changes in Internal Controls over Financial Reporting

Atlantica Yield achieved full autonomy from Abengoa in 2016. The Company transitioned from an internal control environment established by Abengoa to an independent designed system that continues to provide reasonable assurance regarding the reliability of financial reporting. The transition did not have a material impact on the Company’s internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6.C—Board Practices—Audit Committee.” Our board of directors has determined that Mr. Daniel Villalba qualifies as an “audit committee financial expert” under applicable SEC rules.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of conduct for our employees, officers and directors to govern their relations with current and potential customers, fellow employees, competitors, government and self-regulatory agencies, the media, and anyone else with whom the Company has contact. Our code of conduct is publicly available on our website at www.atlanticayield.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees billed by our principal accountants, Deloitte, S.L. and Deloitte LLP, or by other firms to Atlantica Yield, classified by type of service rendered in 2016:

	Deloitte	Other Auditors	Total
	($ in thousands)
Audit Fees	1,556	23	1,579
Audit-Related Fees	118	-	118
Tax Fees	-	962	962
All Other Fees	19	142	161
Total	1,693	1,127	2,820

The following table provides information on the aggregate fees billed by our principal accountants, Deloitte, S.L., or by other firms to Atlantica Yield, classified by type of service rendered in 2015, since our inception:

	Deloitte	Other Auditors	Total
	($ in thousands)
Audit Fees	1,839	23	1,862
Audit-Related Fees	619	-	619
Tax Fees	-	1,269	1,269
All Other Fees	78	314	392
Total	2,536	1,606	4,142

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

Audit-Related Fees are fees charged for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, and are not restricted to those that can only be provided by the auditor signing the auditor's report. This category comprises fees billed advisory services associated with our financial reporting process and assistance with training of personnel in financial related subjects.

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

Only for information purposes, all audit and non-audit services will be reported to the Audit Committee on a quarterly basis.

Any other service shall be pre-approved by the Audit Committee. However, when for reasons of urgency, it is necessary to start the provision of services prior to the next meeting of the Audit Committee, the Chairman of the Audit Committee is authorized to provide such approval, which shall be communicated to the Audit Committee subsequently.

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

The Audit Committee approved 100% of the services provided by Deloitte, S.L..

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our Annual Consolidated Financial Statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit No.	Description
1.1
Articles of Association of Atlantica Yield plc (incorporated by reference to Exhibit 3.1 to Atlantica Yield plc’s Registration Statement on Form 6-K filed with the SEC on May 26, 2016 – SEC File No. 001-36487).

4.1
Amended and Restated Right of First Offer Agreement by and between Abengoa Yield plc (now Atlantica Yield plc) and Abengoa, S.A., dated December 9, 2014 (incorporated by reference to Exhibit 10.1 to Atlantica Yield plc’s Registration Statement on Form F-1 filed with the SEC on December 11, 2014 – SEC File No. 333-200848).

4.2
Financial Support Agreement by and between Abengoa Yield plc (now Atlantica Yield plc) and Abengoa, S.A. (incorporated by reference to Exhibit 10.4 to Atlantica Yield plc’s draft registration statement on Form F-1 submitted to the SEC on February 28, 2014 – SEC File No. 377-00503).

4.3
Amended Deed between Abengoa Yield plc (now Atlantica Yield plc) and Abengoa Concessions Investments Limited (incorporated by reference to Exhibit 4.6 to Atlantica Yield plc’s annual report on Form 20-F submitted to the SEC on March 1, 2016 – SEC File No. 001-36487).

4.4
Amended and Restated Shareholders Agreement by and among Abengoa Construcao Brasil Ltd., Sociedad Inversora Lineas de Brasil S.L., Abengoa Concessions, S.L. and Abengoa Concessao Brasil Holding, S.A. (incorporated by reference to Exhibit 4.7 to Atlantica Yield plc’s annual report on Form 20-F submitted to the SEC on March 1, 2016 – SEC File No. 001-36487).

4.5
Operation and Maintenance Agreement between Abengoa Solar Espana, S.A. and Solaben Electricidad Dos, S.A., dated December 10, 2012 (incorporated by reference to Exhibit 10.8 to Atlantica Yield plc’s draft registration statement on Form F-1 submitted to the SEC on February 28, 2014 – SEC File No. 377-00503).

4.6
Operation and Maintenance Agreement between Abengoa Solar Espana, S.A. and Solaben Electricidad Tres, S.A., dated December 10, 2012 (incorporated by reference to Exhibit 10.9 to Atlantica Yield plc’s draft registration statement on Form F-1 submitted to the SEC on February 28, 2014 – SEC File No. 377-00503).

4.7
Indenture dated November 17, 2014, by and among Abengoa Yield plc (now Atlantica Yield plc), as issuer, Abengoa Concessions Peru, S.A., Abengoa Solar US Holdings Inc. and Abengoa Solar Holdings USA Inc., as guarantors, The Bank of New York Mellon, as trustee, registrar, paying agent and transfer agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent and Luxembourg transfer agent, relating to the issuance and sale by Abengoa Yield plc (now Atlantica Yield plc) of $255,000,000 aggregate principal amount of 7.000% Senior Notes due 2019 (incorporated by reference to Exhibit 10.10 to Atlantica Yield plc’s Registration Statement on Form F-1 filed with the SEC on December 11, 2014 – SEC File No. 333-200848).

Exhibit No.	Description
4.8
Form of Global Notes relating to the issuance and sale by Abengoa Yield plc (now Atlantica Yield plc) of $255,000,000 aggregate principal amount of 7.000% Senior Notes due 2019 (incorporated by reference to Exhibit 10.11 to Atlantica Yield plc’s Registration Statement on Form F-1 filed with the SEC on December 11, 2014 – SEC File No. 333-200848).

4.9
The Amended and Restated Credit and Guaranty agreement, dated June 26, 2015, among Abengoa Yield plc (now Atlantica Yield plc), the guarantors from time to time party thereto, HSBC Bank plc, HSBC Corporate Trust Company (UK) Limited, Bank of America, N.A., Banco Santander, S.A., Citigroup Global Markets Limited, RBC Capital Markets, Barclays Bank plc and UBS AG, London Branch (incorporated by reference to Exhibit 4.13 to Atlantica Yield plc’s annual report on Form 20-F submitted to the SEC on March 1, 2015 – Sec File No. 001-36487).

8.1	Subsidiaries of Atlantica Yield plc.
12.1	Certification of Santiago Seage, Chief Executive Officer of Atlantica Yield plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Francisco Martinez-Davis, Chief Financial Officer of Atlantica Yield plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Deloitte, S.L.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: February 28, 2017

ATLANTICA YIELD PLC

By:	/s/ Santiago Seage
Name:	Santiago Seage
Title	Chief Executive Officer

ATLANTICA YIELD PLC

By:	/s/ Francisco Martinez-Davis
Name:	Francisco Martinez-Davis
Title:	Chief Financial Officer

ATLANTICA YIELD PLC
INDEX TO FINANCIAL STATEMENTS

Annual Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

Report of Independent Registered Public Accounting Firm	F-2
Consolidated statements of financial position as of December 31, 2016 and 2015	F-4
Consolidated income statements for the years ended December 31, 2016, 2015 and 2014	F-6
Consolidated financial statements of comprehensive income for the years ended December 31, 2016, 2015 and 2014	F-7
Consolidated statements of changes in equity for the years ended December 31, 2016, 2015 and 2014	F-8
Consolidated cash flow statements for the years ended December 31, 2016, 2015 and 2014	F-10
Notes to the annual consolidated financial statements	F-11
Appendix I: Entities included in the Group as subsidiaries as of December 31, 2016 and 2015	F-64
Appendix II: Investments recorded under the equity method as of December 31, 2016	F-68
Appendix III-1 and Appendix III-2: Projects subject to the application of IFRIC 12 interpretation based on the concession of services as of December 31, 2016 and 2015	F-69
Appendix IV: Additional Information of Subsidiaries including material Non-controlling interest as of December 31, 2016	F-81
Appendix V (Schedule I): Condensed Financial Statements of Atlantica Yield plc	F-83

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Atlantica Yield plc:

We have audited the accompanying consolidated statements of financial position of Atlantica Yield plc and subsidiaries (the "Company") as of December 31, 2016 and 2015, and the related consolidated income statements, the consolidated financial statements of comprehensive income (loss), the consolidated statements of changes in equity and the consolidated cash flow statements for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Atlantica Yield plc and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS-IASB”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2017 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte, S.L.

Madrid, Spain

February 28, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Atlantica Yield plc:

We have audited the internal control over financial reporting of Atlantica Yield plc and subsidiaries (the "Company") as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2016 of the Company and our report dated February 28, 2017, expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte, S.L.

Madrid, Spain

February 28, 2017

Consolidated statements of financial position as of December 31, 2016 and 2015

Amounts in thousands of U.S. dollars

		As of December 31,
	Note (1)	2016	2015
Assets
Non-current assets
Contracted concessional assets	6	8,924,272	9,300,897
Investments carried under the equity method	7	55,009	56,181
Other receivables accounts	8	65,951	89,050
Derivative assets	8&9	3,822	4,741
Financial investments	8	69,773	93,791
Deferred tax assets	18	202,891	191,314

Total non-current assets		9,251,945	9,642,183

Current assets
Inventories		15,384	14,913
Trade receivables	11	151,199	126,844
Credits and other receivables	11	56,422	70,464
Clients and other receivables	8&11	207,621	197,308
Financial investments	8	228,038	221,358
Cash and cash equivalents	8&12	594,811	514,712

Total current assets		1,045,854	948,291

Total assets		10,297,799	10,590,474

(1)	Notes 1 to 23 are an integral part of the consolidated financial statements

Consolidated statements of financial position as of December 31, 2016 and 2015

Amounts in thousands of U.S. dollars

		As of December 31,
	Note (1)	2016	2015
Equity and liabilities
Equity attributable to the Company
Share capital	13	10,022	10,022
Parent company reserves	13	2,268,457	2,313,855
Other reserves		52,797	24,831
Accumulated currency translation differences		(133,150)	(109,582)
Retained earnings	13	(365,410)	(356,524)
Non-controlling interest	13	126,395	140,899

Total equity		1,959,111	2,023,501

Non-current liabilities
Long-term corporate debt	14	376,340	661,341
Borrowings		3,824,871	2,763,814
Notes and bonds		804,313	810,650
Long-term project debt	15	4,629,184	3,574,464
Grants and other liabilities	16	1,612,045	1,646,748
Related parties	10	101,750	126,860
Derivative liabilities	9	349,266	385,095
Deferred tax liabilities	18	95,037	79,654

Total non-current liabilities		7,163,622	6,474,162

Current liabilities
Short-term corporate debt	14	291,861	3,153
Borrowings		674,058	1,870,691
Notes and bonds		27,225	25,514
Short-term project debt	15	701,283	1,896,205
Trade payables and other current liabilities	17	160,505	178,217
Income and other tax payables		21,417	15,236

Total current liabilities		1,175,066	2,092,811

Total equity and liabilities		10,297,799	10,590,474

(1)	Notes 1 to 23 are an integral part of the consolidated financial statements

Consolidated income statements for the years ended December 31, 2016, 2015 and 2014

Amounts in thousands of U.S. dollars

	Note (1)	For the year ended December 31,
		2016	2015	2014
Revenue	4	971,797	790,881	362,693
Other operating income	20	65,538	68,857	79,913
Raw materials and consumables used		(26,919)	(23,243)	(9,462)
Employee benefit expenses		(14,736)	(5,848)	(1,664)
Depreciation, amortization, and impairment charges	6	(332,925)	(261,301)	(125,480)
Other operating expenses	20	(260,318)	(224,828)	(132,657)

Operating profit		402,437	344,518	173,343

Financial income	21	3,298	3,464	4,911
Financial expense	21	(408,007)	(333,921)	(210,252)
Net exchange differences		(9,546)	3,852	2,054
Other financial income/(expense), net	21	8,505	(200,153)	5,861

Financial expense, net		(405,750)	(526,758)	(197,426)

Share of profit/(loss) of associates carried under the equity method	7	6,646	7,844	(769)

Profit/(loss) before income tax		3,333	(174,396)	(24,852)

Income tax	18	(1,666)	(23,790)	(4,413)

Profit/(loss) for the year		1,667	(198,186)	(29,265)

Loss/(profit) attributable to non-controlling interests		(6,522)	(10,819)	(2,347)

Profit/(loss) for the year attributable to the Company		(4,855)	(209,005)	(31,612)

Less: Predecessor Loss prior to Initial Public Offering on June 13,2014		-	-	(28,233)
Net profit/(loss) attributable to Atlantica Yield, Plc. subsequent to Initial Public Offering	22	-	-	(3,379)

Weighted average number of ordinary shares outstanding (thousands)	22	100,217	92,795	80,000

Basic earnings per share (U.S. dollar per share) (*)	22	(0.05)	(2.25)	(0.04)

(*)
Earnings per share has been calculated for the period subsequent to the initial public offering, considering Net profit/(loss) attributable to equity holders of Atlantica Yield plc. generated after the initial public offering divided by the number of shares outstanding.

(1)	Notes 1 to 23 are an integral part of the consolidated financial statements

Consolidated financial statements of comprehensive income for the years ended December 31, 2016, 2015 and 2014

Amounts in thousands of U.S. dollars

	For the twelve months ended December 31,
	2016	2015	2014
Profit/(loss) for the year	1,667	(198,186)	(29,265)
Items that may be subject to transfer to income statement
Change in fair value of cash flow hedges	(37,480)	56	(117,423)
Currency translation differences	(22,150)	(91,405)	(51,226)
Tax effect	12,555	1,950	33,473

Net income/(expenses) recognized directly in equity	(47,075)	(89,399)	(135,176)

Cash flow hedges	72,774	55,841	29,859
Tax effect	(18,194)	(13,960)	(8,958)

Transfers to income statement	54,580	41,881	20,901

Other comprehensive income/(loss)	7,505	(47,518)	(114,275)

Total comprehensive income/(loss) for the year	9,172	(245,704)	(143,540)

Total comprehensive (income)/loss attributable to non-controlling interest	(9,629)	(3,550)	14,813

Total comprehensive income/(loss) attributable to the Company	(457)	(249,254)	(128,727)

Consolidated statements of changes in equity for the years ended December 31, 2016, 2015 and 2014

Amounts in thousands of U.S. dollars
	Share Capital	Parent company reserves	Other reserves	Retained earnings (c)	Accumulated currency translation differences	Total equity attributable to the Company	Non- controlling interest	Total equity
Balance as of January 1, 2014	-	-	(36,600)	1,245,510	9,009	1,217,919	69,279	1,287,198

Profit/(loss) for the six-month period after taxes	-	-	-	(28,233)	-	(28,233)	410	(27,823)
Change in fair value of cash flow hedges	-	-	(59,277)	-	-	(59,277)	(4,253)	(63,530)
Currency translation differences	-	-	-	-	(10,660)	(10,660)	(4,347)	(15,007)
Tax effect	-	-	17,325	-	-	17,325	1,276	18,601
Other comprehensive income	-	-	(41,952)	-	(10,660)	(52,612)	(7,324)	(59,936)

Total comprehensive income	-	-	(41,952)	(28,233)	(10,660)	(80,845)	(6,914)	(87,759)

Initial Public Offering and Asset Transfer	8,000	1,813,831	78,552	(1,195,862)	1,651	706,172	-	706,172

Balance as of June 30, 2014 (a)	8,000	1,813,831	-	21,415	-	1,843,246	62,365	1,905,611

Profit/(loss) for the six-month period after taxes	-	-	-	(3,379)	-	(3,379)	1,937	(1,442)
Change in fair value of cash flow hedges	-	-	(20,236)	-	-	(20,236)	(3,685)	(23,921)
Currency translation differences	-	-	-	-	(28,963)	(28,963)	(7,256)	(36,219)
Tax effect	-	-	4,697	-	-	4,697	1,105	5,802
Other comprehensive income (b)	-	-	(15,539)	-	(28,963)	(44,502)	(9,836)	(54,338)

Total comprehensive income	-	-	(15,539)	(3,379)	(28,963)	(47,881)	(7,899)	(55,780)

Asset acquisition under the Rofo (d)	-	-	-	(20,067)	-	(20,067)	33,563	13,496

Dividend distribution	-	(23,696)	-	-	-	(23,696)	-	(23,696)

Balance as of December 31, 2014 (a)	8,000	1,790,135	(15,539)	(2,031)	(28,963)	1,751,602	88,029	1,839,631

Balance as of January 1, 2015	8,000	1,790,135	(15,539)	(2,031)	(28,963)	1,751,602	88,029	1,839,631

Profit/(loss) for the year after taxes	-	-	-	(209,005)	-	(209,005)	10,819	(198,186)
Change in fair value of cash flow hedges	-	-	51,215	-	-	51,215	4,682	55,897
Currency translation differences	-	-	-	-	(80,619)	(80,619)	(10,786)	(91,405)
Tax effect	-	-	(10,845)	-	-	(10,845)	(1,165)	(12,010)
Other comprehensive income	-	-	40,370	-	(80,619)	(40,249)	(7,269)	(47,518)

Total comprehensive income	-	-	40,370	(209,005)	(80,619)	(249,254)	3,550	(245,704)

Asset acquisition under the Rofo (d)	-	-	-	(145,488)	-	(145,488)	57,627	(87,861)

Dividend distribution	-	(137,995)	-	-	-	(137,995)	(8,307)	(146,302)

Capital Increase	2,022	661,715	-	-	-	663,737	-	663,737

Balance as of December 31, 2015	10,022	2,313,855	24,831	(356,524)	(109,582)	1,882,602	140,899	2,023,501

Balance as of January 1, 2016	10,022	2,313,855	24,831	(356,524)	(109,582)	1,882,602	140,899	2,023,501

Profit/(loss) for the year after taxes	-	-	-	(4,855)	-	(4,855)	6,522	1,667
Change in fair value of cash flow hedges	-	-	32,944	-	-	32,944	2,350	35,294
Currency translation differences	-	-	-	-	(23,568)	(23,568)	1,418	(22,150)
Tax effect	-	-	(4,978)	-	-	(4,978)	(661)	(5,639)
Other comprehensive income	-	-	27,966	-	(23,568)	4,398	3,107	7,505

Total comprehensive income	-	-	27,966	(4,855)	(23,568)	(457)	9,629	9,172

Acquisition of non-controlling interest in Solacor 1&2 (d)	-	-	-	(4,031)	-	(4,031)	(15,894)	(19,925)
Asset acquisition (Seville PV)	-		-	-	-		713	713

Dividend Distribution	-	(45,398)	-	-	-	(45,398)	(8,952)	(54,350)

Balance as of December 31, 2016	10,022	2,268,457	52,797	(365,410)	(133,150)	1,832,716	126,395	1,959,111

(a)
The consolidated statement of changes in equity for the six-month period ended June 30, 2014 and for the twelve-month period ended December 31, 2014 represents the changes in the consolidated equity of Atlantica Yield plc and its subsidiaries since January 1, 2014.

(b)	These amounts account for the impact in other comprehensive income of the consolidated statements for the six-month period ended December 31, 2014.

(c)
Loss for the six-month period after taxes amounting to ($3,379) thousands, includes the result of the Company after the Initial Public Offering up to the end of December 31, 2014. Loss attributable to the parent company for the twelve-month period ended December 31, 2014 amounting to ($31,612) thousand is included within Retained Earnings.

(d)	See Note 5 for further details.

Notes 1 to 23 are an integral part of the consolidated financial statements

Consolidated cash flow statements for the years ended December 31, 2016, 2015 and 2014

Amounts in thousands of U.S. dollars

		For the year ended
	Note (1)	2016	2015	2014
I. Profit/(loss) for the year		$1,667	$(198,186)	$(29,265)
Non-monetary adjustments
Depreciation, amortization and impairment charges	6	332,925	261,301	125,480
Financial (income)/expenses		397,966	553,300	206,294
Fair value (gains)/losses on derivative financial instruments		(1,761)	(4,292)	2,386
Shares of (profits)/losses from associates		(6,646)	(7,844)	769
Income tax	18	1,666	23,790	4,413
Changes in consolidation and other non-monetary items		(59,375)	(91,410)	(48,793)

II. Profit for the year adjusted by non monetary items		$666,442	$536,659	$261,284

Variations in working capital
Inventories		(729)	(1,198)	379
Clients and other receivables		(15,001)	14,845	(5,981)
Trade payables and other current liabilities		11,422	9,994	(117,199)
Financial investments and other current assets/liabilities		6,341	49,420	54,810

III. Variations in working capital		$2,033	$73,061	$(67,991)

Income tax received/(paid)		(1,953)	522	(428)
Interest received		3,342	1,600	256
Interest paid		(335,446)	(312,357)	(149,513)

A. Net cash provided by/(used in) operating activities		$334,418	$299,485	$43,608

Investments in entities under the equity method		4,984	4,417	(44,524)
Investments in contracted concessional assets		(5,952)	(106,007)	(56,960)
Other non-current assets/liabilities		(3,637)	5,714	(21,339)
Acquisitions of subsidiaries		(21,754)	(833,974)	(222,345)

B. Net cash used in investing activities		$(26,359)	$(929,850)	$(345,168)

Proceeds from Project & Corporate debt		11,113	459,366	1,350,689
Repayment of Project & Corporate debt		(182,636)	(175,389)	(1,665,433)
Dividends paid to Company´s shareholders		(35,509)	(137,166)	(23,696)
Proceeds from related parties and other		—	—	(39,035)
Proceeds from IPO		—	—	681,916
Proceeds from capital increase		—	664,120	—
Purchase of shares to non-controlling interests		(19,071)	—	—

C. Net cash provided by/(used in) financing activities		$(226,103)	$810,931	$304,441

Net increase/(decrease) in cash and cash equivalents		$81,956	$180,566	$2,881

Cash, cash equivalents and bank overdrafts at beginning of the year	12	514,712	354,154	357,664
Translation differences cash or cash equivalent		(1,857)	(20,008)	(6,391)

Cash and cash equivalents at the end of the year	12	$594,811	$514,712	$354,154

(1)	Notes 1 to 23 are an integral part of the consolidated financial statements

(1)	The Appendices are an integral part of the notes to the consolidated financial statements.

Note 1.- Nature of the business

Atlantica Yield plc (“Atlantica Yield” or the “Company”) was incorporated in England and Wales as a private limited company on December 17, 2013 under the name Abengoa Yield Limited. On March 19, 2014, the Company was re-registered as a public limited company, under the name Abengoa Yield plc. On May 13, 2016, the change of the Company´s registered name to Atlantica Yield plc was filed with the Registrar of Companies in the United Kingdom.

Atlantica Yield is a total return company that owns, manages and acquires renewable energy, conventional power, electric transmission lines and water assets focused on North America (the United States and Mexico), South America (Peru, Chile, Brazil and Uruguay) and EMEA (Spain, Algeria and South Africa).

The Company’s largest shareholder is Abengoa S.A. (“Abengoa”), which, based on the most recent public information, currently owns a 41.47 % stake in Atlantica Yield. Effective December 31, 2015, Abengoa no longer controls the Company and therefore does not consolidate the Company in its consolidated financial statements anymore.

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

During 2015, the Company acquired the following assets from Abengoa:

•
On February 3, 2015, the Company completed the acquisition of a 25.5% stake in Honaine and a 34.2% stake in Skikda, two desalination plants in Algeria with an aggregate capacity of 10.5 million cubic feet per day. On February 23, 2015, the Company completed the acquisition of a 29.6% stake in Helioenergy 1/2, a solar power asset in Spain with a capacity of 100 MW.

•
On May 13, 2015 and May 14, 2015, the Company completed the acquisition of Helios 1/2 a 100 MW solar complex and Solnova 1/3/4, a 150 MW solar complex, both in Spain. On May 25, 2015, the Company completed the acquisition of the remaining 70.4% stake in Helioenergy 1/2.

•	On June 25, 2015, the Company completed the acquisition of ATN2, an 81 miles transmission line in Peru from Abengoa and Sigma, a third-party financial investor in the project.

•	On July 30, 2015, the Company completed the acquisition of a 51% stake in Kaxu, a 100 MW solar plant in South Africa.

•	On September 30, 2015, the Company completed the acquisition of Solaben 1/6, a 100 MW solar complex in Spain.

On January 7, 2016, the Company closed the acquisition of a 13% stake in Solacor 1/2 from the JGC Corporation (“JGC”), which reduced the JGC´s ownership in Solacor 1/2 to 13%.

On August 3, 2016, the Company completed the acquisition of an 80% stake in Fotovoltaica Solar Sevilla, S.A. (“Seville PV”) from Abengoa, a 1 MW solar photovoltaic plant in Spain.

The following table provides an overview of the concessional assets the Company owned as of December 31, 2016 (excluding the exchangeable preferred equity investment in ACBH):

Assets	Type	Ownership	Location	Currency(8)	Capacity (Gross)	Counterparty Credit Ratings(9)	COD*	Contract Years Left (12)

Solana	Renewable (Solar)	100% Class B(1)	Arizona (USA)	USD	280 MW	A-/A3/BBB+	4Q 2013	27

Mojave	Renewable (Solar)	100%	California (USA)	USD	280 MW	BBB+/Baa1/A-	4Q 2014	23

Solaben 2 & 3	Renewable (Solar)	70%(2)	Spain	Euro	2x50 MW	BBB+/Baa2/BBB+	3Q 2012 & 2Q 2012	21&20

Solacor 1 & 2	Renewable (Solar)	87%(3)	Spain	Euro	2x50 MW	BBB+/Baa2/BBB+	1Q 2012 & 1Q 2012	20

PS10/PS20	Renewable (Solar)	100%	Spain	Euro	31 MW	BBB+/Baa2/BBB+	1Q 2007 & 2Q 2009	15&17

Helioenergy 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	BBB+/Baa2/BBB+	3Q 2011& 4Q 2011	20

Helios 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	BBB+/Baa2/BBB+	3Q 2012& 3Q 2012	21

Solnova 1, 3 & 4	Renewable (Solar)	100%	Spain	Euro	3x50 MW	BBB+/Baa2/BBB+	2Q 2010 & 2Q 2010& 3Q 2010	18&18&19

Solaben 1 & 6	Renewable (Solar)	100%	Spain	Euro	2x50 MW	BBB+/Baa2/BBB+	3Q 2013	22

Kaxu	Renewable (Solar)	51%(4)	South Africa	Rand	100 MW	BBB-/Baa2/BBB-(10)	1Q 2015	18

Palmatir	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB/Baa2/BBB-(11)	2Q 2014	17

Cadonal	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB/Baa2/BBB-(11)	4Q 2014	18

ACT	Conventional Power	100%	Mexico	USD	300 MW	BBB+/Baa3/ BBB+	2Q 2013	16

ATN	Transmission line	100%	Peru	USD	362 miles	BBB+/A3/BBB+	1Q 2011	24

ATS	Transmission line	100%	Peru	USD	569 miles	BBB+/A3/BBB+	1Q 2014	27

ATN 2	Transmission line	100%	Peru	USD	81 miles	Not rated	2Q 2015	16

Quadra 1	Transmission line	100%	Chile	USD	49 miles	Not rated	2Q 2014	18

Quadra 2	Transmission line	100%	Chile	USD	32 miles	Not rated	1Q 2014	18

Palmucho	Transmission line	100%	Chile	USD	6 miles	BBB+/Baa2/BBB+	4Q 2007	21

Skikda	Water	34.2%(5)	Algeria	USD	3.5 M ft3/day	Not rated	1Q 2009	17

Honaine	Water	25.5%(6)	Algeria	USD	7 M ft3/ day	Not rated	3Q 2012	21

Seville PV	Renewable (Solar)	80%(7)	Spain	Euro	1 MW	BBB+/Baa2/BBB+	3Q 2006	19

(1)
On September 30, 2013, Liberty Interactive Corporation invested $300,000 thousand in Class A membership interests in exchange for a share of the dividends and taxable loss generated by Solana. As a result of the agreement, Liberty Interactive Corporation will receive between 54.06% and 61.20% of both dividends and taxable loss generated during a period of approximately five years; such percentage will decrease to 22.60% thereafter once certain conditions are met.

(2)	Itochu Corporation, a Japanese trading company, holds 30% of the shares in each of Solaben 2 and Solaben 3.

(3)	JGC, a Japanese engineering company, holds 13% of the shares in each of Solacor 1 and Solacor 2.

(4)	Kaxu is owned by the Company (51%), Industrial Development Corporation of South Africa (29%) and Kaxu Community Trust (20%).

(5)	Algerian Energy Company, SPA owns 49% of Skikda and Sadyt (Sociedad Anónima Depuración y Tratamientos) owns the remaining 16.83%.

(6)	Algerian Energy Company, SPA owns 49% of Honaine and Sadyt (Sociedad Anónima Depuración y Tratamientos) owns the remaining 25.5%.

(7)	Instituto para la Diversificación y Ahorro de la Energía (“Idae”), a Spanish state owned company, holds 20% of the shares in Seville PV.

(8)	Certain contracts denominated in U.S. dollars are payable in local currency.

(9)	Reflects the counterparty’s credit ratings issued by Standard & Poor’s Ratings Services, or S&P, Moody’s Investors Service Inc., or Moody’s, and Fitch Ratings Ltd, or Fitch.

(10)	Refers to the credit rating of the Republic of South Africa. The offtaker is Eskom, which is a state-owned utility company in South Africa.

(11)	Refers to the credit rating of Uruguay, as UTE (Administración Nacional de Usinas y Transmisoras Eléctricas) is unrated.

(12)	As of December 31, 2016.

* Commercial Operation Date (“COD”).

In addition to the assets listed above, the Company owns an exchangeable preferred equity investment in ACBH, a subsidiary holding company of Abengoa that is engaged in the development, construction, investment and management of contracted concessions in Brazil, consisting mostly of electric transmission lines (see note 8).

On November 27, 2015 Abengoa, reported that, it filed a communication pursuant to article 5 bis of the Spanish Insolvency Law 22/2003 with the Mercantile Court of Seville nº 2. The filing by Abengoa was intended to initiate a process to try to reach an agreement with its main financial creditors, aimed to ensure the right framework to carry out such negotiations and provide Abengoa with financial stability in the short and medium term.

The Mercantile Court set a deadline of March 28, 2016 for Abengoa to reach an agreement with its main financial creditors. On such date, Abengoa filed with the Mercantile Court of Seville nº 2 an application for the judicial approval (“homologación judicial”) of a standstill agreement which obtained the support of 75.04 per cent of the financial creditors to which it was addressed. On April 6, 2016, the Judge of the Mercantile Court of Seville nº 2 issued a resolution declaring the judicial approval (“homologación judicial”) of the standstill agreement and extending the effect of the stay of the obligations referred to in the standstill agreement until October 28, 2016, to creditors of financial liabilities who had not signed the agreement or have otherwise expressed their disagreement.

On September 24, 2016, Abengoa announced that it had signed a restructuring agreement with a group of investors and creditors, which included a commitment from investors and banks to contribute new money to the company. On the same date, Abengoa opened the accession period for the rest of its financial creditors. On October 28, 2016, Abengoa announced the filing of the request for judicial approval (“homologación judicial”) of its restructuring agreement to the Judge of the Mercantile Court of Seville. According to the announcement, Abengoa had previously obtained approval from creditors representing 86% of its financial debt, above the 75% limit required by the law. On November 8, 2016, the Judge of the Mercantile Court of Seville declared judicial approval of Abengoa´s restructuring agreement, extending the terms of the agreement to those creditors who had not approved the restructuring agreement. On February 3, 2017, Abengoa announced it obtained approval from creditors representing 94% of its financial debt after the supplemental accession period. The implementation of Abengoa’s restructuring is subject to a series of conditions precedent. On February 14, 2017 Abengoa announced that it launched a waiver request in order to approve certain amendments to the restructuring agreement and opened a voting period ending on February 28, 2017 (see note 8).

The financing arrangements of some of the project subsidiaries of the Company (Solana, Mojave, Kaxu and Cadonal) contain cross-default provisions related to Abengoa, such that debt defaults by Abengoa, subject to certain threshold amounts and/or a restructuring process, could trigger defaults under such project financing arrangements. These cross-default provisions expire progressively over time, remaining in place until the termination of the obligations of Abengoa under such project financing arrangements. The Company has signed a forbearance agreement in Solana and Mojave in December 2016 according to which, such defaults will no longer trigger acceleration remedies or limitations on distributions remedies in both financing arrangements. In the case of Cadonal, the waiver obtained is subject to certain conditions. The only project for which waivers or forbearances have not been obtained yet is Kaxu. The company is currently in discussions with its project finance lenders.

Although the Company does not expect the acceleration of debt to be declared by the credit entities, Kaxu and Cadonal did not have contractually as of December 31, 2016 what International Accounting Standards define as an unconditional right to defer the settlement of the debt for at least twelve months after that date, as the cross-default provisions make that right not totally unconditional, and therefore the debt of Kaxu and Cadonal  has been presented as current in these consolidated financial statements in accordance with International Accounting Standards 1 (“IAS 1”), “Presentation of Financial Statements”.

As of December 31, 2015, all the project financing arrangements except for ATN, ATS, Skikda and Honaine contained a change of ownership clause that would be triggered if Abengoa would cease to own at least 35% of Atlantica Yield´s shares. Based on the most recent public information, Abengoa currently owns 41.47% of the ordinary shares of the Company. In connection with various financing agreements, Abengoa has disclosed that as of today, 41,530,843 of Atlantica Yield shares, representing approximately 41.44% of the outstanding shares of the Company, have been pledged as collateral. If Abengoa defaults on any of these or future financing arrangements or sell or transfer enough ABY shares before obtaining the waivers, such lenders may foreclose on the pledged shares and, as a result, Abengoa could eventually own less than 35% of Atlantica Yield´s outstanding shares.  As a result, the Company would be in breach of covenants under the applicable project financing arrangements. Additionally, if Abengoa sells, transfers or signs new financing arrangements considered a transfer of ABY shares, the Company could be as well in breach of covenants under the applicable project financing arrangements.

During 2016 waivers and forbearances have been obtained for most of our project financing agreements from all the parties of these project financing arrangements containing the minimum ownership covenants previously explained (Palmatir, Quadra 1 and Quadra 2, Cadonal, Helioenergy 1&2, Solana, Mojave, Solnova 1, 3&4, Solacor 1&2 and Solaben 2&3). As of this date, waivers or forbearances are still required for ACT and Kaxu and the Company is working on obtaining them. In the case of Solana and Mojave, the forbearance agreement signed with the U.S. Department of Energy, or the DOE, with respect to these assets, covers reductions of Abengoa’s ownership resulting from (i) a court-ordered or lender-initiated foreclosure pursuant to the existing pledge over Abengoa’s shares of the Company that occurs prior to March 31, 2017, (ii) a sale or other disposition at any time pursuant to a bankruptcy proceeding by Abengoa, (iii) changes in the existing Abengoa pledge structure in connection with Abengoa’s restructuring process, aimed at pledging the shares under a new holding company structure, and (iv) capital increases by us. In the event of other reductions of Abengoa’s ownership below the minimum ownership threshold resulting from sales of shares by Abengoa, DOE remedies will not include debt acceleration, but DOE remedies available would include limitations on distributions to the Company from its subsidiaries. In addition, the minimum ownership threshold for Abengoa in the Company has been reduced from 35% to 30%.

In addition, the Credit Facility entered into by the Company on December 3, 2014 with Banco Santander, S.A., Bank of America, N.A., Citigroup Global Markets Limited, HSBC Bank plc and RBC Capital Markets, as joint lead arrangers and joint bookrunners (the “Credit Facility”) does not include cross-default provisions related to Abengoa. Nevertheless, the Company is required to comply with (i) a maintenance leverage ratio of the indebtedness at Atlantica Yield level to the cash available for distribution and (ii) an interest coverage ratio of cash available for distribution to debt service payments. A potential payment default in several of the project companies or potential restrictions to distributions from several of the project companies may adversely affect compliance with these covenants. The Credit Facility also includes a cross-default provision related to a default by the project subsidiaries of the Company in their financing arrangements, such that a payment default in one or more of the non-recourse subsidiaries of the Company representing more than 20% of the cash available for distribution distributed in the previous four fiscal quarters could trigger a default under the Credit Facility. A payment default in several of our project companies or restrictions in distributions from several of our project companies may trigger these covenants. Considering all the progress in obtaining waivers and forbearances obtained, the Company considers that scenario as remote. Additionally, in such remote scenario, the Company would undertake initiatives including, but not limited to, asset disposals or changes in the dividend policy.

Additionally, on February 10, 2017, the Company signed a Note Issuance Facility, a senior secured note facility with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of €275 million (approximately $294 million). The proceeds of the Note Issuance Facility will be used for the repayment of Tranche B under our Credit Facility, which will be canceled, as well as for general corporate expenses incurred as part of this transaction. See note 14 for details.

The Company has significantly reduced the level of services received from Abengoa, terminating the Support Services Agreement, although it continues to rely on Abengoa for operation and maintenance services at most of its facilities and for minimum local support services in certain geographies. The Company has separated its IT systems from Abengoa during 2016 and has prepared plans to replace existing operation and maintenance suppliers if required.

These consolidated financial statements were approved by the Board of Directors of the Company on February 24, 2017.

Note 2.- Significant accounting policies

2.1 Basis of preparation

These consolidated financial statements are presented in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company entered into an agreement with Abengoa on June 13, 2014 (the “ROFO Agreement”), as amended and restated on December 9, 2014, that provides the Company with a right of first offer on any proposed sale, transfer or other disposition of any of Abengoa’s contracted renewable energy, conventional power, electric transmission or water assets in operation and located in the United States, Canada, Mexico, Chile, Peru, Uruguay, Brazil, Colombia and the European Union, as well as four assets in selected countries in Africa, the Middle East and Asia.

The Company elected to account for the assets acquisitions under the ROFO Agreement using the Predecessor values as long as Abengoa had control over the Company, given that these were transactions between entities under common control. Any difference between the consideration given and the aggregate book value of the assets and liabilities of the acquired entities as of the date of the transaction has been reflected as an adjustment to equity.

Abengoa has no control over the Company since December 31, 2015. Therefore, any acquisition to Abengoa is accounted for in the consolidated accounts of Atlantica Yield since December 31, 2015, in accordance with IFRS 3, Business Combination.

The consolidated financial statements are presented in U.S. dollars, which is the Company’s functional and presentation currency. Amounts included in these consolidated financial statements are all expressed in thousands of U.S. dollars, unless otherwise indicated.

Certain prior year amounts have been reclassified to conform to the current year presentation.

Application of new accounting standards

a)	Standards, interpretations and amendments effective from January 1, 2016 under IFRS-IASB, applied by the Company in the preparation of these consolidated financial statements:

•
IFRS 10 (Amendment) ‘Consolidated financial statements, IFRS 12 ‘Disclosure of interests in Other Entities’ and IAS 28 ‘Investments in associates and joint ventures’ regarding the exemption from consolidation for investment entities.

•	Annual Improvements to IFRSs 2012-2014 cycles.

•	IAS 1 (Amendment) ‘Presentation of Financial Statements’ under the disclosure initiative.

•	IAS 27 (Amendment) ’Separate financial statements’ regarding the reinstatement of the equity method as an accounting option in separate financial statements.

•	IAS 16 (Amendment) ’Property, Plant and Equipment’ and IAS 38 ’Intangible Assets’, regarding acceptable methods of amortization and depreciation.

•	IFRS 11 (Amendment) ‘Joint Arrangements’ regarding acquisition of an interest in a joint operation.

•	IAS 16 ‘Property, Plant and Equipment’ and 41 ‘Agriculture’ (Amendment) regarding bearer plants.

The applications of these amendments have not had any material impact on these consolidated financial statements.

b)	Standards, interpretations and amendments published by the IASB that will be effective for periods beginning on or after January 1, 2017:

•	IFRS 9 ’Financial Instruments’. This Standard will be effective from January 1, 2018 under IFRS-IASB, earlier applications is permitted.

•	IFRS 15 ’Revenues from contracts with Customers’. IFRS 15 is applicable for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

•	IFRS 16 ’Leases’. This Standard is applicable for annual periods beginning on or after January 1, 2019 under IFRS-IASB, earlier application is permitted, but conditioned to the application of IFRS 15.

•
IAS 12 (Amendment) ‘Recognition for Deferred Tax for Unrealised Losses’. This amendment is mandatory for annual periods beginning on or after January 1, 2017 under IFRS-IASB, earlier application is permitted.

•	IAS 7 (Amendment) ‘Disclosure Initiative’. This amendment is mandatory for annual periods beginning on or after January 1, 2017 under IFRS-IASB, earlier application is permitted.

•
IFRS 15 (Clarifications) ’Revenues from contracts with Customers’. This amendment is mandatory for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

•
IFRS 2 (Amendment) ‘Classification and Measurement of Share-based Payment Transactions’. This amendment is mandatory for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted

•
IFRS 4 (Amendment). Applying IFRS 9 ‘Financial Instruments’ with IFRS 4 ‘Insurance Contracts’. This amendment is mandatory for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted

•	IFRIC Interpretation 22 ’Foreign Currency Transactions and Advance Consideration’, mandatory for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

•	IAS 40 (Amendment) ’Transfers of Investmenty Property’. This amendment is mandatory for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

The Company does not anticipate any significant impact on the consolidated financial statements derived from the application of the new standards and amendments that will be effective for annual periods beginning after December 31, 2016, although it is currently still in process of evaluating such application.

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

Acquisitions of businesses to Abengoa were until December 31, 2015, not considered business combinations, as Atlantica Yield was a subsidiary controlled by Abengoa. The assets acquired constituted an acquisition under common control by Abengoa and accordingly, were recorded using Abengoa’s historical basis in the assets and liabilities of the Predecessor. Abengoa has no control over the Company since December 31, 2015. Therefore, any purchase to Abengoa is accounted for in the consolidated accounts of Atlantica Yield since December 31, 2015, in accordance with IFRS 3, Business Combination.

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

Controlled entities and associates included in these financial statements as of December 31, 2016 and 2015 are set out in appendices.

2.3. Contracted concessional assets and price purchase agreements

Contracted concessional assets and price purchase agreements (PPAs) include fixed assets financed through project debt, related to service concession arrangements recorded in accordance with International Financial Reporting Interpretations Committee 12 (“IFRIC 12”), except for Palmucho, which is recorded in accordance with IAS 17 and PS10, PS20 and Seville PV, which are recorded as tangible assets in accordance with IAS 16. The infrastructures accounted for by the Company as concessions are related to the activities concerning electric transmission lines, solar electricity generation plants, cogeneration plants, wind farms and water plants. The useful life of these assets is approximately the same as the length of the concession arrangement. The infrastructure used in a concession can be classified as an intangible asset or a financial asset, depending on the nature of the payment entitlements established in the agreement.

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

Consequently, in accordance with the provisions of IFRIC 12, the Company recognizes and measures revenue and costs for providing construction services during the period of construction of the infrastructure in accordance with IAS 11 “Construction Contracts”. Construction revenue is recorded within “Other operating income” and Construction cost, which is fully contracted with related parties, is recorded within “Other operating expenses”. This applies in the same way to the two models.

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

When the carrying amount of the CGU to which these assets belong is higher than its recoverable amount, the assets are impaired.

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

Accordingly, the following table provides a summary of the discount rates used (WACC) and growth rates to calculate the recoverable amount for CGUs with the operating segment to which it pertains:

Operating segment	Discount rate	Growth rate
EMEA	4% - 6%	0%
North America	4% - 6%	0%
South America	5% - 7%	0%

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

When hedge accounting is applied, hedging strategy and risk management objectives are documented at inception, as well as the relationship between hedging instruments and hedged items. Effectiveness of the hedging relationship needs to be assessed on an ongoing basis. Effectiveness tests are performed prospectively and retrospectively at inception and at each reporting date, following the dollar offset method or the regression method, depending on the type of derivatives and the type of tests performed.

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

Level 3 includes the preferred equity investment in ACBH (see Note 8). In the fourth quarter of 2016 we reached an agreement with an investment fund to sell approximately 50% of the New Money Tradable Notes that we are assigned and this contract is structured through a Put and Call option (“the Put/Call agreement”), which is also classified as level 3 (see Note 9).

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

The most critical accounting policies, which reflect significant management estimates and judgment to determine amounts in these consolidated financial statements, are as follows:

•	Contracted concessional agreements and PPAs.

•	Impairment of intangible assets and property, plant and equipment.

•	Assessment of control.

•	Derivative financial instruments and fair value estimates.

•	Income taxes and recoverable amount of deferred tax assets.

As of the date of preparation of these consolidated financial statements, no relevant changes in the estimates made are anticipated and, therefore, no significant changes in the value of the assets and liabilities recognized at December 31, 2016, are expected.

Although these estimates and assumptions are being made using all available facts and circumstances, it is possible that future events may require management to amend such estimates and assumptions in future periods. Changes in accounting estimates are recognized prospectively, in accordance with IAS 8, in the consolidated income statement of the year in which the change occurs.

Note 3.- Financial risk management

Atlantica Yield’s activities are exposed to various financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Risk is managed by the Company’s Risk Finance and Compliance Departments, which are responsible for identifying and evaluating financial risks quantifying them by project, region and company, in accordance with mandatory internal management rules. Written internal policies exist for global risk management, as well as for specific areas of risk. In addition, there are official written management regulations regarding key controls and control procedures for each company and the implementation of these controls is monitored through internal audit procedures.

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

In connection with the interest rate derivative positions of the Company, the most significant impacts on these consolidated financial statements are derived from the changes in EURIBOR or LIBOR, which represent the reference interest rate for the majority of the debt of the Company. In the event that Euribor and Libor had risen by 25 basis points as of December 31, 2016, with the rest of the variables remaining constant, the effect in the consolidated income statement would have been a loss of $2,563 thousand (a loss of $1,795 thousand in 2015 and a loss of $271 thousand in 2014) and an increase in hedging reserves of $37,290 thousand ($41,702 thousand in 2015 and $24,177 thousand in 2014). The increase in hedging reserves would be mainly due to an increase in the fair value of interest rate swaps designated as hedges.

A breakdown of the interest rates derivatives as of December 31, 2016 and 2015, is provided in Note 9.

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

In relation to the Spanish solar plants, on May 12, 2015, the Company entered into a currency swap agreement with Abengoa which provides for a fixed exchange rate for the cash available for distribution from the Company’s Spanish assets. The distributions from the Spanish assets are paid in euros and the currency swap agreement provides for a fixed exchange rate at which euros will be converted into U.S. dollars. Therefore, in the event that the exchange rate of the Euro had risen by 10% against the US Dollar as of December 31, 2016, with the rest of the variables remaining constant, there would not be any effect in the cash distributions received from these assets (neither as of December 31, 2015).

Additionally, to mitigate any potential risk that might arise from the current situation of Abengoa, the Company signed a currency option with a leading financial institution which guarantees a minimum Euro-U.S. dollar exchange rate for net distributions expected from Spanish solar assets.

b)	Credit risk

The Company considers that it has a limited credit risk with clients as revenues derive from power purchase agreements with electric utilities and state-owned entities. The Company has investment grade offtakers in all the assets except for Quadra 1&2, ATN2, Skikda and Honaine, which represent a low percentage of the cash available for distribution on a run-rate basis.

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

Note 4.- Financial information by segment

Atlantica Yield’s segment structure reflects how management currently makes financial decisions and allocates resources. Its operating and reportable segments are based on the following geographies where the contracted concessional assets are located:

•	North America

•	South America

•	EMEA

Based on the type of business, as of December 31, 2016 the Company had the following business sectors:

Renewable energy: Renewable energy assets include two Solar plants in the United States, Solana and Mojave, each with a gross capacity of 280 MW and located in Arizona and California, respectively. The Company owns eight solar platforms in Spain: Solacor 1 and 2 with a gross capacity of 100 MW, PS10 and PS20 with a gross capacity of 31 MW, Solaben 2 and 3 with a gross capacity of 100 MW, Helioenergy 1 and 2 with a gross capacity of 100 MW, Helios 1 and 2 with a gross capacity of 100 MW, Solnova 1, 3 and 4 with a gross capacity of 150 MW, Solaben 1 and 6 with a gross capacity of 100 MW and Seville PV with a gross capacity of 1 MW. The Company also owns a Solar plant in South Africa, Kaxu with a gross capacity of 100 MW. Additionally, the Company owns two wind farms in Uruguay, Palmatir and Cadonal, with a gross capacity of 50 MW each.

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

Atlantica Yield’s Chief Operating Decision Maker (CODM) assesses the performance and assignment of resources according to the identified operating segments. The CODM considers the revenues as a measure of the business activity and the Further Adjusted EBITDA as a measure of the performance of each segment. Further Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interests from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in these consolidated financial statements, and dividends received from the preferred equity investment in ACBH. Further Adjusted EBITDA for 2014, includes preferred dividends received from ACBH for the first time during the third and fourth quarters of 2014. Further Adjusted EBITDA for 2016 includes compensation received from Abengoa in lieu of ACBH dividends.

In order to assess performance of the business, the CODM receives reports of each reportable segment using revenues and Further Adjusted EBITDA. Net interest expense evolution is assessed on a consolidated basis. Financial expense and amortization are not taken into consideration by the CODM for the allocation of resources.

In the year ended December 31, 2016, Atlantica Yield had two customers with revenues representing more than 10% of the total revenues, i.e., one in the renewable energy and one in the conventional power business sectors. In the year ended December 31, 2015, Atlantica Yield had three customers with revenues representing more than 10% of the total revenues, i.e., two in the renewable energy and one in the conventional power business sectors.

a)	The following tables show Revenues and Further Adjusted EBITDA by operating segments and business sectors for the years 2016, 2015 and 2014:

	Revenue			Further Adjusted EBITDA
	For the twelve-month period ended December 31,			For the twelve-month period ended December 31,
Geography	2016	2015	2014	2016	2015	2014
North America	$337,061	$328,139	$195,508	$284,691	$279,559	$175,398
South America	118,764	112,480	83,592	124,599	110,905	77,188
EMEA	515,972	350,262	83,593	354,020	233,754	55,437

Total	$971,797	$790,881	$362,693	$763,310	$624,218	$308,023

	Revenue			Further Adjusted EBITDA
	For the twelve-month period ended December 31,			For the twelve-month period ended December 31,
Business sectors	2016	2015	2014	2016	2015	2014
Renewable energy	$724,325	$543,012	$170,673	$538,427	$413,933	$137,820
Conventional power	128,046	138,717	118,765	106,492	107,671	101,896
Electric transmission lines	95,137	86,393	73,255	104,795	89,047	68,307
Water	24,288	22,759	—	13,596	13,567	—

Total	$971,797	$790,881	$362,693	$763,310	$624,218	$308,023

The reconciliation of segment Further Adjusted EBITDA with the profit/(loss) attributable to the parent company is as follows:

	For the twelve-month period ended December 31,
	2016	2015	2014
Loss attributable to the Company	$(4,855)	$(209,005)	$(31,612)
Profit attributable to non-controlling interests	6,522	10,819	2,347
Income tax	1,666	23,790	4,413
Share of profits/(losses) of associates	(6,646)	(7,844)	769
Dividend from exchangeable preferred equity investment in ACBH	27,948	18,400	9,200
Financial expense, net	405,750	526,758	197,426
Depreciation, amortization, and impairment charges	332,925	261,301	125,480

Total segment Further Adjusted EBITDA	$763,310	$624,219	$308,023

b)	The assets and liabilities by operating segments (and business sector) at the end of 2016 and 2015 are as follows:

Assets and liabilities by geography as of December 31, 2016:

	North America	South America	EMEA	Balance as of December 31, 2016
Assets allocated
Contracted concessional assets	3,920,106	1,144,712	3,859,454	8,924,272
Investments carried under the equity method	-	-	55,009	55,009
Current financial investments	136,665	62,215	29,158	228,038
Cash and cash equivalents (project companies)	185,970	40,015	246,671	472,656
Subtotal allocated	4,242,741	1,246,942	4,190,291	9,679,975
Unallocated assets
Other non-current assets				272,664
Other current assets (including cash and cash equivalents at holding company level)				345,160
Subtotal unallocated				617,824
Total assets				10,297,799

	North America	South America	EMEA	Balance as of December 31, 2016
Liabilities allocated
Long-term and short-term project debt	1,870,861	895,316	2,564,290	5,330,467
Grants and other liabilities	1,575,303	1,512	35,230	1,612,045
Subtotal allocated	3,446,164	896,828	2,599,520	6,942,512
Unallocated liabilities
Long-term and short-term corporate debt				668,201
Other non-current liabilities				546,053
Other current liabilities				181,922
Subtotal unallocated				1,396,176
Total liabilities				8,338,688
Equity unallocated				1,959,111
Total liabilities and equity unallocated				3,355,287
Total liabilities and equity				10,297,799

Assets and liabilities by geography as of December 31, 2015:

	North America	South America	EMEA	Balance as of December 31, 2015
Assets allocated
Contracted concessional assets	4,054,093	1,206,693	4,040,111	9,300,897
Investments carried under the equity method	-	-	56,181	56,181
Current financial investments	129,349	61,973	30,036	221,358
Cash and cash equivalents (project companies)	136,950	41,525	290,548	469,023
Subtotal allocated	4,320,392	1,310,191	4,416,876	10,047,459
Unallocated assets
Other non-current assets				285,105
Other current assets (including cash and cash equivalents at holding company level)				257,910
Subtotal unallocated				543,015
Total assets				10,590,474

	North America	South America	EMEA	Balance as of December 31, 2015
Liabilities allocated
Long-term and short-term project debt	1,891,597	888,304	2,690,769	5,470,670
Grants and other liabilities	1,611,724	799	34,225	1,646,748
Subtotal allocated	3,503,321	889,103	2,724,994	7,117,418
Unallocated liabilities
Long-term and short-term corporate debt				664,494
Other non-current liabilities				591,608
Other current liabilities				193,453
Subtotal unallocated				1,449,555
Total liabilities				8,566,973
Equity unallocated				2,023,501
Total liabilities and equity unallocated				3,473,056
Total liabilities and equity				10,590,474
Assets and liabilities by business sectors as of December 31, 2016:

	Renewable energy	Conventional power	Electric transmission lines	Water	Balance as of December 31, 2016
Assets allocated
Contracted concessional assets	7,255,308	646,927	929,005	93,032	8,924,272
Investments carried under the equity method	12,953	-	-	42,056	55,009
Current financial investments	13,661	136,644	62,215	15,518	228,038
Cash and cash equivalents (project companies)	420,215	30,295	11,357	10,789	472,656
Subtotal allocated	7,702,137	813,866	1,002,577	161,395	9,679,975
Unallocated assets
Other non-current assets					272,664
Other current assets (including cash and cash equivalents at holding company level)					345,160
Subtotal unallocated					617,824
Total assets					10,297,799

	Renewable energy	Conventional power	Electric transmission lines	Water	Balance as of December 31, 2016
Liabilities allocated
Long-term and short-term project debt	3,979,096	598,256	711,517	41,598	5,330,467
Grants and other liabilities	1,611,067	239	739	-	1,612,045
Subtotal allocated	5,590,163	598,495	712,256	41,598	6,942,512
Unallocated liabilities
Long-term and short-term corporate debt					668,201
Other non-current liabilities					546,053
Other current liabilities					181,922
Subtotal unallocated					1,396,176
Total liabilities					8,338,688
Equity unallocated					1,959,111
Total liabilities and equity unallocated					3,355,287
Total liabilities and equity					10,297,799

Assets and liabilities by business sectors as of December 31, 2015:

	Renewable energy	Conventional power	Electric transmission lines	Water	Balance as of December 31, 2015
Assets allocated
Contracted concessional assets	7,597,771	649,479	957,235	96,412	9,300,897
Investments carried under the equity method	14,064	-	-	42,117	56,181
Current financial investments	14,892	128,999	61,807	15,660	221,358
Cash and cash equivalents (project companies)	437,455	784	17,755	13,029	469,023
Subtotal allocated	8,064,182	779,262	1,036,797	167,218	10,047,459
Unallocated assets
Other non-current assets					285,105
Other current assets (including cash and cash equivalents at holding company level)					257,910
Subtotal unallocated					543,015
Total assets					10,590,474

	Renewable energy	Conventional power	Electric transmission lines	Water	Balance as of December 31, 2015
Liabilities allocated
Long-term and short-term project debt	4,108,166	617,082	697,922	47,500	5,470,670
Grants and other liabilities	1,646,637	111	-	-	1,646,748
Subtotal allocated	5,754,803	617,193	697,922	47,500	7,117,418
Unallocated liabilities
Long-term and short-term corporate debt					664,494
Other non-current liabilities					591,608
Other current liabilities					193,453
Subtotal unallocated					1,449,555
Total liabilities					8,566,973
Equity unallocated					2,023,501
Total liabilities and equity unallocated					3,473,056
Total liabilities and equity					10,590,474

c)	The amount of depreciation, amortization and impairment charges recognized for the years ended December 31, 2016, 2015 and 2014 are as follows:

	For the twelve-month period ended December 31,
Depreciation, amortization and impairment by geography	2016	2015	2014
North America	(129,478)	(129,091)	(70,777)
South America	(62,387)	(41,274)	(31,990)
EMEA	(141,060)	(90,936)	(22,713)
Total	(332,925)	(261,301)	(125,480)

	For the twelve-month period ended December 31,
Depreciation, amortization and impairment by business sectors	2016	2015	2014
Renewable energy	(304,235)	(232,699)	(98,107)
Electric transmission lines	(28,690)	(28,602)	(27,373)
Total	(332,925)	(261,301)	(125,480)

Note 5.- Changes in the scope of the consolidated financial statements

For the year ended December 31, 2016

On January 7, 2016, the Company closed the acquisition of a 13% stake in Solacor 1/2 from JGC, which reduced JGC´s ownership in Solacor 1/2 to 13%. The total purchase price for these assets amounted to $19,923 thousand.

The difference between the amount of Non-Controlling interest representing the 13% interest held by JGC accounted for in the consolidated accounts at the purchase date, and the purchase price has been recorded in equity in these consolidated financial statements, pursuant to IFRS 10, Consolidated Financial Statements.

On August 3, 2016, the Company completed the acquisition of an 80% stake in Seville PV. Total purchase price paid for this asset amounted to $3,214 thousand. The purchase has been accounted for in the consolidated accounts of Atlantica Yield, in accordance with IFRS 3, Business Combinations.

For the year ended December 31, 2015

On February 3, 2015, the Company completed the acquisition of a 25.5% stake in Honaine and a 34.2% stake in Skikda and on February 23, 2015, the Company completed the acquisition of a 29.6% stake in Helioenergy 1/2. Total purchase price paid for these assets amounted to $94,009 thousand.

In addition, on May 13, 2015 and May 14, 2015, the Company completed the acquisition of Helios 1/2, a 100 MW solar complex, and Solnova 1/3/4, a 150 MW solar complex, respectively, both in Spain. On May 25, 2015, the Company completed the acquisition of the remaining 70.4% stake in Helioenergy 1/2, a 100 MW solar complex in Spain. On July 30, 2015, the Company completed the acquisition of Kaxu, a 100 MW solar plant in South Africa. Total purchase price paid for these assets amounted to $682,300 thousand.

On June 25, 2015 the Company completed the acquisition of ATN2, an 81-mile transmission line in Peru. On September 30, 2015, the Company completed the acquisition of Solaben 1/6, a 100 MW solar complex in Spain. The total purchase price agreed for these assets amounted to $359,104 thousand.

The Company has significant influence over Honaine therefore it is accounted for using the equity method as per IAS 28 Investments in Associates in these consolidated financial statements.

Under IFRS 10, Consolidated Financial Statements the Company had control over the rest of the assets acquired during the year 2015 and therefore they are fully consolidated in these financial statements. Given that Atlantica Yield was a subsidiary controlled by Abengoa at the time of acquisition, the assets acquired constituted an acquisition under common control by Abengoa and accordingly, they were recorded using Abengoa’s historical basis in the assets and liabilities of the predecessor. The difference between the cash paid and historical value of the net assets was recorded in equity. Results of operations of the assets acquired have been recorded in Atlantica Yield’s consolidated income statement since the date of the acquisition.

Impact of changes in the scope in the consolidated financial statements

The amount of assets and liabilities integrated at the effective acquisition date for the aggregated change in scope is shown in the following table:

Asset Acquisition under ROFO Agreement for the year ended December 31, 2015
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

Had the Asset acquisition under ROFO Agreement performed during 2015 been consolidated from January 1, 2015, the consolidated statement of comprehensive income would have included additional revenue of $162,918 thousand and additional loss after tax of $25,879 thousand.

Note 6.- Contracted concessional assets

Contracted concessional assets include fixed assets financed through project debt, related to service concession arrangements recorded in accordance with IFRIC 12, except for Palmucho, which is recorded in accordance with IAS 17, and PS10, PS20 and Seville PV which are recorded as property plant and equipment in accordance with IAS 16. As of December 31, 2016, contracted concessional financial assets amount to $928,720 thousand ($933,949 thousand as of December 31, 2015).
For further details on the application of IFRIC 12 to projects, see Appendix III.

a)	The following table shows the movements of contracted concessional assets included in the heading “Contracted Concessional assets” for 2016:

Cost

Total as of January 1, 2016	10,126,023
Additions	6,346
Translation differences	(68,199)
Change in the scope of the consolidated financial statements	5,876
Reclassification and other movements	(2,450)

Total as of December 31, 2016	10,067,596

Accumulated amortization

Total as of January 1, 2016	(825,126)
Additions	(332,925)
Change in the scope of the consolidated financial statements	(2,381)
Translation differences	17,108
Total accum. amort. as of December 31, 2016	(1,143,324)
Net balance at December 31, 2016	8,924,272

During 2016 contracted concessional assets decreased primarily due to the amortization charge for the year.

Considering the low level of wind resources recorded since COD in Palmatir and Cadonal projects and the uncertainty around such level in the future, the Company identified a triggering event of impairment during the year 2016 in compliance with IAS 36, Impairment of Assets. As a result, impairment tests have been performed resulting in the recording of an impairment loss of $17,229 thousand and $3,101 thousand for the Cadonal and Palmatir projects, respectively, as of December 31, 2016.

The impairment has been recorded within the line “Depreciation, amortization and impairment charges” of the consolidated income statement, decreasing the amount of “Contracted concessional assets” pertaining to the Renewable energy sector and South America geography. The recoverable amount considered is the value in use and amounts to $91,795 thousand and $123,912 thousand for Cadonal and Palmatir, respectively, as of December 31, 2016. A specific discount rate has been used in each year considering changes in the debt/equity leverage ratio over the useful life of this project, resulting in the use of a range of discount rates between 6.7% and 7.0% for both projects.

An adverse change in the key assumptions which are individually used for the valuation could lead to future impairment recognition; especially, a 5% decrease in generation over the entire remaining useful life (PPA) of the project would generate an additional impairment of approximately $5 million for Cadonal and $7 million for Palmatir. An increase of 50 basis points in the discount rate would lead to an additional impairment of approximately $3 million for Cadonal and $4 million for Palmatir.

In addition, the Company identified a triggering event of impairment for Solana as a result of the generation of the plant having been lower than expected during its first years of operation. This project pertains to the Renewable energy sector and North America geography. The Company therefore performed an impairment test as of December 31, 2016, which resulted in the recoverable amount (value in use) exceeding the carrying amount of the asset by 3%. To determine the value in use of the asset, a specific discount rate has been used in each year considering changes in the debt/equity leverage ratio over the useful life of this project, resulting in the use of a range of discount rates between 4.1% and 5.1%.

An adverse change in the key assumptions which are individually used for the valuation could lead to future impairment recognition; especially, a 5% decrease in generation over the entire remaining useful life (PPA) of the project would generate an impairment of approximately $40 million. An increase of 50 basis points in the discount rate would lead to an impairment of approximately $30 million.

The decrease included in “Reclassification and other movements” is mainly due to the reclassification from the long to the short term of the current portion of the contracted concessional financial assets.

b)	The following table shows the movements of contracted concessional assets included in the heading “Contracted Concessional assets” for 2015:

Cost

Total as of January 1, 2015	7,025,576
Additions	13,426
Translation differences	(326,557)
Change in the scope of the consolidated financial statements (Note 5)	3,430,362
Reclassification and other movements	(16,784)

Total as of December 31, 2015	10,126,023

Accumulated amortization

Total as of January 1, 2015	(300,398)
Additions	(261,301)
Change in the scope of the consolidated financial statements (Note 5)	(289,905)
Translation differences	26,478
Total accum. amort. as of December 31, 2015	(825,126)
Net balance at December 31, 2015	9,300,897

During 2015 contracted concessional assets increased mainly due to the asset acquisition under Rofo agreement ($3,140 million).

No losses from impairment of ‘Contracted concessional assets’ were recorded during 2015.

The decrease included in “Reclassification and other movements” is mainly due to the reclassification from the long to the short term of the current portion of the contracted concessional financial assets.

Note 7.- Investments carried under the equity method

The table below shows the breakdown and the movement of the investments held in associates for 2016 and 2015:

Investments in associates	2016	2015
Initial balance	56,181	5,711
Change in the scope of the consolidated financial statements (Note 5)	-	51,528
Share of (loss)/profit	6,646	7,844
Dividend distribution	(3,954)	(4,845)
Equity distribution	(3,099)	-
Currency translation differences	(765)	(4,057)
Final balance	55,009	56,181

There are no significant movement of the investments held in associates during the year 2016.

The increase in 2015 is mainly due to the entrance of Geida Tlemcem, S.L., which owns 51% of Honaine desalination plant. Investment carried under the equity method also increased for the investment held by Kaxu Solar One (Pty) Ltd. in Pectonex, R.F. and the investment held by Solaben 1&6 in Evacuación Valdecaballeros, S.L.

The tables below show a breakdown of stand-alone amounts of assets, revenues and profit and loss as well as other information of interest for the years 2016 and 2015 for the associated companies:

Company	% Shares	Non- current assets	Current assets	Non- current liabilities	Current liabilities	Revenue	Operating profit/ (loss)	Net profit/ (loss)	Investment under the equity method
Evacuación Valdecaballeros, S.L.	57.16	19,283	931	306	532	537	(545)	(565)	9,528
Myah Bahr Honaine, S.P.A.(*)	25.50	202,150	67,120	104,704	14,158	52,770	34,247	14,066	42,056
Pectonex, R.F. Proprietary Limited	50.00	3,730	-	-	1	-	(187)	(187)	3,425
Evacuación Villanueva del Rey, S.L	40.02	3,251	17	2,118	142	-	31	-	-
As of December 31, 2016		228,684	68,068	107,128	14,833	53,307	33,546	13,314	55,009

Company	% Shares	Non- current assets	Current assets	Non- current liabilities	Current liabilities	Revenue	Operating profit/ (loss)	Net profit/ (loss)	Investment under the equity method
Evacuación Valdecaballeros, S.L.	57.16	20,552	2,402	296	580	458	(631)	(651)	10,475
Myah Bahr Honaine, S.P.A.(*)	25.50	201,997	73,965	116,610	11,945	52,767	39,336	15,607	42,117
Pectonex, R.F. Proprietary Limited	50.00	3,485	-	-	-	-	(54)	(54)	3,589
Evacuación Villanueva del Rey, S.L	36.64	3,526	100	2,467	96	-	25	-	-
As of December 31, 2015		229,560	76,467	119,373	12,621	53,225	38,676	14,902	56,181

The Company has no control over Evacuación Valdecaballeros, S.L. as all relevant decisions of this company require the approval of a minimum of shareholders accounting for more than 75% of the shares.

None of the associated companies referred to above is a listed company.

(*) Myah Bahr Honaine, S.P.A., the project entity, is 51% owned by Geida Tlemcen, S.L. which is accounted for using the equity method in these consolidated financial statements. Share of profit of Myah Bahr Honaine S.P.A. included in these consolidated financial statements amounts to $7,647 thousand in 2016 and $7,821 thousand in 2015.

Note 8.- Financial instruments by category

Financial instruments are primarily deposits, derivatives, trade and other receivables and loans. Financial instruments by category (current and non-current), reconciled with the statement of financial position as of December 31, 2016 and 2015 are as follows:

Category	Notes	Loans and receivables / payables	Available for sale financial assets	Hedging derivatives	Balance as of December 31, 2016
Derivative assets	9	-	-	3,822	3,822
Preferred equity in ACBH		-	30,488	-	30,488
Other financial accounts receivables		263,501	-	-	263,501
Clients and other receivables	11	207,621	-	-	207,621
Cash and cash equivalents	12	594,811	-	-	594,811
Total financial assets		1,065,933	30,488	3,822	1,100,243

Corporate debt	14	668,201	-	-	668,201
Project debt	15	5,330,467	-	-	5,330,467
Related parties	10	101,750	-	-	101,750
Trade and other current liabilities	17	160,505	-	-	160,505
Derivative liabilities	9	-	-	349,266	349,266
Total financial liabilities		6,260,923	-	349,266	6,610,189

	Notes	Loans and receivables/ payables	Available for sale financial assets	Hedging derivatives	Balance as of December 31, 2015
Derivative assets	9	-	-	4,741	4,741
Preferred equity in ACBH		-	52,564	-	52,564
Other financial accounts receivables		257,844	-	-	257,844
Clients and other receivables	11	197,308	-	-	197,308
Cash and cash equivalents	12	514,712	-	-	514,712
Total financial assets		969,864	52,564	4,741	1,027,169
Corporate debt	14	664,494	-	-	664,494
Project debt	15	5,470,670	-	-	5,470,670
Related parties	10	126,860	-	-	126,860
Trade and other current liabilities	17	178,217	-	-	178,217
Derivative liabilities	9	-	-	385,095	385,095
Total financial liabilities		6,440,241	-	385,095	6,825,335

As of December 31, 2016 and 2015, all the financial instruments measured at fair value have been classified as Level 2, except for the preferred equity investment in ACBH and the Put and Call Option agreement (see Note 9), classified as Level 3.

The preferred equity investment in ACBH is an available for sale financial asset that gives the following rights:

•
During the five-year period commencing on July 1, 2014, Atlantica Yield has the right to receive, in four quarterly installments, a preferred dividend of $18,400 thousand per year. As of December 31, 2015, the Company received the dividend corresponding to 1.5 years and the portion corresponding to 3.5 years is pending to be received, as installment for the four quarters at 2016 hasn´t been paid to the Company yet;

•
Following the initial five-year period, Atlantica Yield has the option to (i) remain as preferred equity holder receiving the first $18,400 thousand in dividends per year that ACBH is able to distribute or (ii) exchange the preferred equity for ordinary shares of specific project companies owned by ACBH.

On January 29, 2016, Abengoa informed the Company that several indirect subsidiaries of Abengoa in Brazil, including ACBH, initiated an insolvency procedure under Brazilian law (“reorganizaçao judiciaria”). The Company is currently assessing the potential impact of this event together with external advisors. Given that this process will likely negatively affect the value of the preferred equity investment and considering the high degree of uncertainty on its final outcome, the Company recorded an impairment of this preferred equity investment for a total amount of $210,435 thousand as of December 31, 2015. The valuation method used to calculate the value on the preferred equity investment in ACBH as of December 31, 2015 has been discounting the originally expected cash-flows from the instrument using a discount rate of 35%, based on the yields of bonds issued in Brazil by comparable companies with a rating indicating distress.

In addition, in the third quarter of 2016, the Company signed an agreement with Abengoa on ACBH preferred equity investment among other things, with the following main consequences:

•
Abengoa acknowledged it failed to fulfill its obligations under the agreements related to the preferred equity investment in ACBH and, as a result, Atlantica Yield is the legal owner of the dividends amounting to $28.0 million, that the Company retained from Abengoa;

•
Abengoa recognizes a non-contingent credit for an amount of €300 million (approximately $316 million), corresponding to the guarantee provided by Abengoa, S.A. regarding the preferred equity investment in ACBH, subject to restructuring and subject to adjustments for dividends retained after the agreement. On October 25, 2016, Atlantica Yield signed Abengoa’s restructuring agreement and accepted, subject to implementation of the restructuring, to receive 30% of the amount (approximately $95 million) in the form of tradable bonds to be issued by Abengoa. Upon completion of the restructuring, this debt (“Restructured Debt”) would have a junior status within Abengoa debt structure post restructuring. The remaining 70% ($221 million) would be received in the form of equity in Abengoa. As of the date of this report, there is a high degree of uncertainty on the value of this debt and equity;

•
In order to convert this junior debt into senior debt, Atlantica Yield has agreed, subject to implementation of the restructuring, to participate in Abengoa’s issuance of asset-backed notes (the “New Money 1 Tradable Notes”) with up to €48 million (approximately $51 million), subject to scale-back following allocation process contemplated in Abengoa’s restructuring. In the fourth quarter of 2016, the Company reached an agreement with an investment fund to sell them approximately 50% of the New Money Tradable Notes that the Company is assigned, and as a result expects the final investment to be less than €24 million (approximately $25 million). The New Money 1 Tradable Notes are backed by a ring-fenced structure including Atlantica Yield’s shares and a cogeneration plant in Mexico (A3T). The New Money 1 Tradable Notes offer the highest level of seniority in Abengoa’s debt structure post restructuring. Upon the purchase by the Company of the New Money 1 Tradable Notes, the Restructured Debt would be converted into senior debt;

•	Upon receipt of the Restructured Debt and Abengoa equity, the Company would waive its rights under the ACBH agreements, including its right to retain the dividends payable to Abengoa.

Further to this agreement, the Company updated the valuation of the instrument as of December 31, 2016 using a probability weighted method. This valuation method considers the probability of the restructuring agreement of Abengoa being made effective. The fair value of the instrument as of December 31, 2016 is the result of estimating the value of the instrument in case the restructuring agreement is made effective and in case it is not. In case the restructuring agreement is not accepted, the value of the instrument would remain the same as the one calculated as of December 31, 2015. In case the restructuring agreements is made effective, value of the instrument has been obtained by discounting the expected cash-flows from the Restructured Debt (approximately $95 million), using a discount rate of 25% based on the yields of bonds issued in Spain by comparable companies involved in a similar restructuring process. Result of this updated valuation is an additional impairment of this preferred equity investment recorded as of December 31, 2016 for an amount of $22,076 thousand.

An adverse change in the key assumptions which are individually used for the valuation could lead to future impairment recognition; especially, an increase of 50 basis points in the discount rates used in the fair value exercise described above would lead to an additional impairment of approximately $1 million.

Other financial accounts receivables include the short-term portion of contracted concessional assets (see Note 6).

Note 9.- Derivative financial instruments

The breakdowns of the fair value amount of the derivative financial instruments as of December 31, 2016 and 2015 are as follows:

	Balance as of December 31, 2016		Balance as of December 31, 2015
	Assets	Liabilities	Assets	Liabilities
Interest rate derivatives - cash flow hedge	3,822	349,266	4,741	385,095

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

On November 7, 2016, the Company entered into a Put and Call option agreement with an investment fund to sell them approximately 50% of the New Money Tradable Notes that the Company is assigned. The fair value of the Put and Call agreement has been assumed to be the sum of the intrinsic value of the options, due to the short time period, 5 days, in which the options can be executed and the absence of the subjacent volatility. The intrinsic value of the contract is the difference between the nominal value of the debt and the fair value of the debt. The latter has been estimated by discounting the projected contractual cash flows using a single discount rate. It has been assumed that the best estimate of the credit risk profile of the New Money Notes is 18,9% which is the one reflected by the Lenders in the debt pricing, meaning the Internal Rate of Return (IRR) of the debt cash flows and that results in a net fair value of the Put and Call option as of December 31, 2016 of 0. Modifying the assumption of the IRR and considering the yield to maturity of the quoted bonds and different rating assumptions like a 25,1% discount rate (which would be an approximate discount for CC rated debt) and a 12,5% discount rate (which would be an approximate discount for CCC rate debt), the fair value of the Put and Call agreement would result respectively in a derivative liability of $5 million and a derivative asset of $3.7 million. With this agreement, the objective of the Company is to be able to obtain liquidity from the New Money. The net price paid to enter into the Put and Call option was 0 (€1 collected for the put and €1 paid for the call) and there will be no cash effect with regards to the sensibilities discussed.

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

As a result, the notional amounts hedged, strikes contracted and maturities, depending on the characteristics of the debt on which the interest rate risk is being hedged, can be diverse:

•	Project debt in Euros: the Company hedges between 75% and 100% of the notional amount, maturities until 2030 and average guaranteed interest rates of between 3.20 % and 4.87%.

•	Project debt in U.S. dollars: the Company hedges between 75% and 100% of the notional amount, including maturities until 2043 and average guaranteed interest rates of between 2.52% and 6.88%.

The table below shows a breakdown of the maturities of notional amounts of interest rate derivatives designated as cash flow hedges as of December 31, 2016 and 2015.

Notionals	Balance as of December 31, 2016		Balance as of December 31, 2015
	Cap	Swap	Cap	Swap
Up to 1 year	24,261	75,837	22,320	72,184
Between 1 and 2 years	25,934	199,832	25,018	77,193
Between 2 and 3 years	27,880	83,897	26,741	201,186
Subsequent years	400,239	1,500,789	441,766	1,611,035
Total	$478,314	$1,860,355	$515,845	$1,961,598

The table below shows a breakdown of the maturity of the fair values of interest rate derivatives designated as cash flow hedges as of December 31, 2016 and 2015. The net position of the fair value of caps and swaps for each year end reconciles with the net position of derivative assets and derivative liabilities in the consolidated statement of financial position:

Fair value	Balance as of December 31, 2016		Balance as of December 31, 2015
	Cap	Swap	Cap	Swap
Up to 1 year	250	(12,383)	185	(15,741)
Between 1 and 2 years	262	(14,927)	201	(16,508)
Between 2 and 3 years	275	(13,957)	218	(16,580)
Subsequent years	3,035	(307,999)	4,137	(336,266)
Total	$3,822	(349,266)	$4,741	(385,095)

During 2016, fair value of derivatives increased mainly due to an increases in the fair value of interest rate cash-flow hedges resulting from the increase in future interest rates.

The net amount of the fair value of interest rate derivatives designated as cash flow hedges transferred to the consolidated income statement is a loss of $72,774 thousand (loss of $55,841 thousand in 2015 and a loss of $27,473 thousand in 2014). Additionally, the net amount of the time value component of the cash flow derivatives fair value recognized in the consolidated income statement for the year 2016 and the consolidated income statement for the years 2015 and 2014 has been a gain of $1,694 thousand, a gain of $4,234 thousand and a loss of $2,386 thousand respectively.

The after-tax result accumulated in equity in connection with derivatives designated as cash flow hedges at the years ended December 31, 2016 and 2015, amount to a $52,797 thousand gain and a $24,831 thousand gain respectively.

Note 10.- Related parties

During the normal course of business, the Company has historically conducted operations with related parties consisting mainly of Abengoa´s subsidiaries and non-controlling interests, mainly through loan contracts and advisory services. The transactions were completed at market rates.

Details of balances with related parties as of December 31, 2016 and 2015 are as follows:

	Balance as of December 31,
	2016	2015

Credit receivables (current)	12,031	12,653
Total current receivables with related parties	12,031	12,653

Credit receivables (non-current)	30,505	52,774
Total non-current receivables with related parties	30,505	52,774

Trade payables (current)	61,338	73,813
Total current payables with related parties	61,338	73,813

Credit payables (non-current)	101,750	126,860
Total non-current payables with related parties	101,750	126,860

Receivables with related parties primarily correspond to the preferred equity investment in ACBH. The instrument was impaired and its fair value amounts to $30,488 thousand as of December 31, 2016 ($52,565 thousand as of December 31, 2015), classified as non-current (see Note 8).

Trade payables (current) primarily relate to payables for Operation and Maintenance services. Credit payables (non-current) primarily relate to payables of projects companies with partners accounted for as non-controlling interests in these consolidated financial statements.

The transactions carried out by entities included in these consolidated financial statements with Abengoa and with subsidiaries of Abengoa not included in the consolidated group during the twelve-month periods ended December 31, 2016, 2015 and 2014 have been as follows:

	For the twelve-month period ended December 31,
	2016	2015	2014
Sales	-	44,260	25,673
Construction costs	-	-	(38,565)
Services rendered	1,220	523	2,343
Services received	(115,779)	(106,737)	(41,961)
Financial income	60	1,466	4,415
Financial expenses	(2,460)	(1,968)	(9,544)

Services received primarily include operation and maintenance services received by some plants. Until December 2015, sales related to sale of energy by Spanish Solar plants were sometimes made through an Abengoa company acting as an agent for the plant. This service is not provided anymore by Abengoa since then.

During the period prior to the initial public offering, certain consolidated entities entered into one-year contractual arrangements with Abengoa from which the Company received certain administrative services. Such services included general services related to supporting functions such as financing, human resources management, and administration. The fee incurred by the operating companies was based on anticipated annual sales. During 2015 and 2016 the Company has internalized main support services cancelling the majority of these fees with Abengoa.

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

At the date of the initial offering, the Company entered into a series of agreements to receive management, general and administrative services from Abengoa (the Support Services Agreement and Executive Service Agreement), and corresponding fees were properly accounted for as other operating expenses. The Executive Service Agreement was canceled in February 2015. During the year 2015 and 2016, some employees of Abengoa delivering services under the Support Services Agreement have been transferred to entities within the consolidation perimeter of Atlantica Yield and the Support Services Agreement has been cancelled. In addition, some external employees were hired. This resulted in the Company increasing its own employee benefit expenses as shown on the face of the consolidated income statement for the years 2015 and 2016.

The figures detailed in the table above do not include the following financial income recorded in these consolidated financial statements for the twelve-month period ended December 31, 2016 and resulting from the agreement signed with Abengoa in the third quarter of 2016 (see Note 8): compensation received from Abengoa in lieu of dividends from ACBH for $28.0 million, income for the cancellation of the subordinated debt Solnova Electricidad S.A. owed to Abener for $7.6 million and income of $1.7 million for discounts received from Abengoa for the prepayment of payables.

In addition, Abengoa maintains a number of obligations under EPC, O&M and other contracts, as well as indemnities covering certain potential risks. Additionally, Abengoa represented that as of the date of the accession to the restructuring agreement Atlantica Yield would not be a guarantor of any obligation of Abengoa with respect to third parties and agreed to indemnify the Company for any penalty claimed by third parties resulting from any breach in such representations.

Construction costs include construction work subcontracted to Abengoa for the construction of the assets, which is recorded in these consolidated financial statements due to the fact that contracted concessional assets are included in the consolidated financial statements during the construction phase, according to IFRIC 12.

Finally, the Company entered into a financial support agreement on June 13, 2014 under which Abengoa agreed to facilitate a new $50,000 thousand revolving credit line and maintain any guarantees and letters of credit that have been provided by it on behalf of or for the benefit of Atlantica Yield and its affiliates for a period of five years. As of December 31, 2016, the total amount of the credit line has remained undrawn since the IPO.

Note 11.- Clients and other receivable

Clients and other receivable as of December 31, 2016 and 2015, consist of the following:

	Balance as of December 31,
	2016	2015
Trade receivables	151,199	126,844
Tax receivables	29,705	42,322
Prepayments	10,261	9,168
Other accounts receivable	16,456	18,974
Total	207,621	197,308

As of December 31, 2016 and 2015, the fair value of clients and other accounts receivable does not differ significantly from its carrying value.

Trade receivables according to foreign currency as of December 31, 2016 and 2015, are as follows:

	Balance as of December 31,
	2016	2015
Euro	98,798	74,535
Rand	12,807	6,208
Other	7,151	6,646
Total	118,756	87,389

The following table shows the maturity of Trade receivables as of December 31, 2016 and 2015:

	Balance as of December 31,
	2016	2015

Up to 3 months	151,199	126,844
Total	151,199	126,844

Note 12.- Cash and cash equivalents

The following table shows the detail of Cash and cash equivalents as of December 31, 2016 and 2015:

	Balance as of December 31,
	2016	2015
Cash at bank and on hand	594,811	514,712
Total	594,811	514,712

The following breakdown shows the main currencies in which cash and cash equivalent balances are denominated:

	Balance as of December 31,
Currency	2016	2015
U.S. dollar	343,954	219,172
Euro	196,382	251,778
Algerian Dinar	10,736	13,019
South African Rand	39,689	25,962
Others	4,050	4,781
Total	594,811	514,712

Note 13.- Equity

Transactions closed during the year 2014

On June 18, 2014, Atlantica Yield closed its initial public offering issuing 24,850,000 ordinary shares. The shares were sold at a price of $29 per share and as a result the Company raised $720,650 thousand of gross proceeds. The Company recorded $2,485 thousand as Share Capital and $682,810 thousand as Additional Paid in Capital, included in Atlantica Yield reserves as of December 31, 2016, corresponding to the total net proceeds of the offering. The underwriters further purchased 3,727,500 additional shares from the selling shareholder, a subsidiary wholly owned by Abengoa, at the public offering price less fees and commissions to cover over-allotments (“greenshoe”) driving the total proceeds of the offering to $828,748 thousand.

Atlantica Yield’s shares began trading on the NASDAQ Global Select Market under the symbol “ABY” on June 13, 2014.

Transactions closed during the year 2015

On January 22, 2015, Abengoa closed an underwritten public offering and sale in the United States of 10,580,000 of ordinary shares of the Company for total proceeds of $327,980,000 (or $31 per share). As a result of such offering, Abengoa reduced its stake in the Company from 64.3% to 51.1% of its shares.

On May 14, 2015 Atlantica Yield issued 20,217,260 new shares at $33.14 per share, which was based on a 3% discount versus the May 7, 2015 closing price. Abengoa subscribed for 51% of the newly-issued shares and maintained its previous stake in Atlantica Yield. The proceeds were primarily used by Atlantica Yield to finance asset acquisitions in May and June 2015.

On July 14, 2015, Abengoa sold 2,000,000 shares of Atlantica Yield under Rule 144, reducing its stake to 49.1%.

Transactions closed during the year 2016 and position as of December 31, 2016

As of December 31, 2016, the share capital of the Company amounts to $10,021,726 represented by 100,217,260 ordinary shares completely subscribed and disbursed with a nominal value of $0.10 each, all in the same class and series. Each share grants one voting right.

As of the date hereof, according to Abengoa´s beneficial ownership reporting, Abengoa has delivered an aggregate of 7,595,639 Ordinary Shares to holders that exercised their option to exchange the $279,000 thousand principal amount of exchangeable notes due 2017 issued by Abengoa on March 5, 2015 (the “Exchangeable Notes”) for shares of Atlantica Yield. The Exchangeable Notes are exchangeable, at the option of their holders, for ordinary shares of Atlantica Yield. These operations reduced Abengoa´s stake to 41.47% as of December 31, 2016.

Atlantica Yield reserves as of December 31, 2016 are made up of share premium account and distributable reserves.

Retained earnings include results attributable to Atlantica Yield, the impact of the Asset Transfer in equity and the impact of the assets acquisition under the ROFO agreement in equity. The Asset Transfer and the acquisitions under the ROFO agreement were recorded in accordance with the Predecessor accounting principle, given that all these transactions occurred before December 2015, when Abengoa still had control over Atlantica Yield.

Non-controlling interests fully relate to interests held by JGC in Solacor 1 and Solacor 2, by Idae in Seville PV, by Itochu Corporation in Solaben 2 and Solaben 3, by Algerian Energy Company, SPA and Sadyt in Skikda and by Industrial Development Corporation of South Africa (IDC) and Kaxu Community Trust in Kaxu Solar One (Pty) Ltd.

Additional information of subsidiaries including material Non-controlling interests as of December 31, 2016 and 2015, are disclosed in Appendix IV.

Dividends declared during the year 2016:

-
On August 3, 2016, the Board of Directors declared a dividend of $0.29 per share corresponding to $0.145 per share for the first quarter of 2016 and to $0.145 per share for the second quarter of 2016. The dividend was paid on September 15, 2016. From that amount, the Company retained $12.2 million of the dividend attributable to Abengoa;

-
On November 11, 2016, the Board of Directors declared a dividend of $0.163 per share corresponding to the third quarter of 2016. The dividend was paid on December 15, 2016. From that amount, the Company retained $6.6 million of the dividend attributable to Abengoa.

In addition, as of December 31, 2016, there was no treasury stock and there have been no transactions with treasury stock during the period then ended.

Note 14.- Corporate debt

The breakdown of the corporate debt as of December 31, 2016 and 2015 is as follows:

	Balance as of December 31,
Non-current	2016	2015
Credit Facilities with financial entities	123,804	409,665
Notes and Bonds	252,536	251,676
Total Non-Current	376,340	661,341

	Balance as of December 31,
Current	2016	2015
Credit Facilities with financial entities	289,035	624
Notes and Bonds	2,826	2,529
Total Current	291,861	3,153

The Credit Facility Tranche B is classified as Current for $ 288,317 thousand as of December 31, 2016 (Non-Current as of December 31,2015) as it matures in December 2017. As a result of this reclassification, current liabilities in the consolidated statement of financial position are higher than current assets.

On February 10, 2017, the Company signed a Note Issuance Facility, a senior secured note facility with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of € 275 million (approximately $294 million), with three series of notes. Series 1 Notes for €92 million mature in 2022; series 2 notes for €91.5 million mature in 2023; and series 3 notes for €91.5 million mature in 2024. Interest on all three series accrues at a rate per annum equal to the sum of 3 month EURIBOR plus 4.90%. The proceeds of the Note Issuance Facility will be used for the repayment of Tranche B under our Credit Facility, which will be canceled, as well as for general corporate expenses incurred as part of this transaction. The Company intends to fully hedge the Note Issuance Facility with a swap to fix the interest rate as soon as possible after funding of the Notes.

Residual Current Corporate debt fully relates to the accrued interest of the Notes and Credit Facility as of December 31, 2016 and 2015.

The repayment schedule for the Corporate debt, at the end of 2016 is as follows:

	2017	2018	2019	Total
Credit Facilities with financial entities	289,035	123,804	-	412,839
Notes and Bonds	2,826	-	252,536	255,362
Total	291,861	123,804	252,536	668,201

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

The movements for 2016 and 2015 of project debt have been as follows:

	Project debt - long term	Project debt - short term	Total
Balance as of December 31, 2015	3,574,464	1,896,205	5,470,669
Increases	36,842	329,434	366,276
Decreases (reimbursement)	-	(480,969)	(480,969)
Currency translation differences	(64,426)	38,917	(25,509)
Reclassifications	1,082,304	(1,082,304)	-
Balance as of December 31, 2016	4,629,184	701,283	5,330,467

Main variations in Project debt during the year 2016 are the result of:

-	Net decrease primarily due to repayment of debt; considering interests accrued are offset by a similar amount of interests paid during the year.

-
A reclassification of the entire debt of Solana and Mojave projects from short term to long term as of December 31, 2016 considering that as a result of the forbearance signed in December, 2016, Abengoa cross-defaults will no longer trigger acceleration remedies in the Solana or Mojave financing agreements.

Debts of Kaxu and Cadonal projects remain classified as short term in accordance with International Accounting Standards 1 (“IAS 1”), “Presentation of Financial Statements” (see below for details). The waiver of the cross-default provisions related to Abengoa that has been obtained for Cadonal during 2016 is subject to the completion of certain conditions.

	Project debt - long term	Project debt - short term	Total
Balance as of December 31, 2014	3,491,877	331,189	3,823,066
Increases	72,406	370,720	443,126
Decreases (reimbursement)	-	(772,886)	(772,886)
Currency translation differences	(201,958)	(10,052)	(212,010)
Reclassifications	(1,875,223)	1,875,223	-
Changes in the scope of the consolidated financial statements (Note 5)	2,087,362	102,012	2,189,374
Balance as of December 31, 2015	3,574,464	1,896,206	5,470,670

The increase in Project debt – short term during the year 2015 was the result of:

-	A decrease for the repayment of the short term tranche of the loan with the federal financing Bank by Mojave Solar LLC debt amounting to $334 million in October 2015;

-
A reclassification of the entire debt of Solana, Mojave, Kaxu and Cadonal projects from long term to short term as of December 31, 2015 as a result of the cross-default provisions related to Abengoa further to the Insolvency Proceeding filed by Abengoa on November 25, 2015. Although the Company did not expect the acceleration of debt to be declared by the credit entities, the project entities did not have contractually as of December 31, 2015 an unconditional right to defer the settlement of the debt for at least twelve months after that date, and therefore the debt was presented as current in these consolidated financial statements in accordance with IAS 1, “Presentation of Financial Statements”.

The repayment schedule for Project debt in accordance with the financing arrangements, at the end of 2016 is as follows and is consistent with the projected cash flows of the related projects.

2017		2018	2019	2020	2021	Subsequent years	Total
Interest Repayment	Nominal repayment
20,775	190,379	209,011	229,090	247,075	261,026	4,173,111	5,330,467

In 2016, the Company refinanced ATN2 debt. In 2015, the Company did not enter into any new project debt.

Current and non-current loans with credit entities include amounts in foreign currencies for a total of $2,564,291 thousand as of December 31, 2016 ($2,690,769 thousand as of December 31, 2015).

The equivalent in U.S. dollars of the most significant foreign-currency-denominated debts held by the Company is as follows:

	Balance as of December 31,
Currency	2016	2015
Euro	2,102,985	2,268,923
Algerian Dinar	41,598	47,500
Rand	419,708	374,346
Total	2,564,291	2,690,769

All of the Company’s financing agreements have a carrying amount close to its fair value.

Note 16.- Grants and other liabilities

	Balance as of December 31,
	2016	2015
Grants	1,297,755	1,354,967
Other liabilities	314,290	291,781

Grant and other non-current liabilities	1,612,045	1,646,748

As of December 31, 2016, the amount recorded in Grants corresponds mainly to the ITC Grant awarded by the U.S. Department of the Treasury for Solana and Mojave for a total amount of $803,233 thousand ($835,430 thousand as of December 31, 2015), which was mainly used to fully repay the Solana and Mojave short-term tranche of the loan with the Federal Financing Bank. The amount recorded in Grants as a liability is progressively recorded as other income over the useful life of the asset.

The remaining balance of the “Grants” account corresponds to loans with interest rates below market rates for Solana and Mojave for a total amount of $492,406 thousand ($517,165 thousand as of December 31, 2015). Loans with the Federal Financing Bank guaranteed by the Department of Energy for these projects bear interest at a rate below market rates for these types of projects and terms. The difference between proceeds received from these loans and its fair value, is initially recorded as “Grants” in the consolidated statement of financial position, and subsequently recorded in “Other operating income” starting at the entry into operation of the plants.

Other liabilities mainly relate to the investment from Liberty Interactive Corporation (‘Liberty’) made on October 2, 2013 for an amount of $300 million. The investment was made in class A shares of Arizona Solar Holding, the holding of Solana Solar plant in the United States. Such investment was made in a tax equity partnership which permits the partners to have certain tax benefits such as accelerated depreciation and ITC.

According to the stipulations of IAS 32 and in spite of the fact that the investment of Liberty Interactive Corporation (‘Liberty’) is in shares, it does not qualify as equity and has been classified as a liability as of December 31, 2016 and 2015. The non-current portion of the liability is recorded in Grants and other liabilities for an amount of $263,885 thousand ($247,384 thousand as of December 31, 2015) and its current portion is recorded in other current liabilities for the remaining amount (see Note 17). This liability has been initially valued at fair value, calculated as the present value of expected cash-flows during the useful life of the concession, and is then measured at amortized cost in accordance with the effective interest method.

Note 17.- Trade payables and other current liabilities

Trade payable and other current liabilities as of December 31, 2016 and 2015 are as follows:

	Balance as of December 31,
Item	2016	2015
Trade accounts payable	121,527	110,495
Down payments from clients	6,153	6,398
Suppliers of concessional assets current	380	17,582
Liberty (see Note 16)	21,461	21,515
Other accounts payable	10,984	22,227
Total	160,505	178,217

Trade accounts payables mainly relate to the operating and maintenance of the plants.

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

As of December 31, 2016 and 2015, the analysis of deferred tax assets and deferred tax liabilities is as follows:

	Balance as of December 31,
Concept	2016	2015
Net tax credits for tax losses carryforwards	102,804	82,290
Temporary differences derivatives financial instruments	99,930	108,055
Other temporary differences	157	969

Total deferred tax assets	202,891	191,314

	Balance as of December 31,
Concept	2016	2015
Temporary differences tax/book amortization	28,810	13,106
Temporary differences tax/book value of contracted concessional assets	61,818	63,642
Other temporary differences	4,409	2,906
Total deferred tax liabilities	95,037	79,654

Most of the tax credits for net operating loss carryforwards correspond to Solana, Mojave, Peru, Kaxu and solar plants in Spain.

Temporary differences for derivatives financial instruments are mainly due to ACT ($19 million) and solar plants in Spain ($76 million).

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

The movements in deferred tax assets and liabilities during the years ended December 31, 2016 and 2015 were as follows:

Deferred tax assets	Amount
As of January 1, 2015	124,210
Increase/decrease through the consolidated income statement	(22,525)
Increase/decrease through other consolidated comprehensive income (equity)	(12,032)
Other movements	(5,566)
Change in the scope of the consolidated financial statements (Note 5)	107,227

As of December 31, 2015	191,314

Increase/decrease through the consolidated income statement	16,033
Increase/decrease through other consolidated comprehensive income (equity)	(5,701)
Other movements	1,245
Change in the scope of the consolidated financial statements (Note 5)	-

As of December 31, 2016	202,891

Deferred tax liabilities	Amount
As of January 1, 2015	60,818
Increase/decrease through the consolidated income statement	(917)
Increase/decrease through other consolidated comprehensive income (equity)	(22)
Other movements	10,186
Change in the scope of the consolidated financial statements (Note 5)	9,589

As of December 31, 2015	79,654

Increase/decrease through the consolidated income statement	16,681
Increase/decrease through other consolidated comprehensive income (equity)	(62)
Other movements	(1,236)
Change in the scope of the consolidated financial statements (Note 5)	-

As of December 31, 2016	95,037

Details regarding income tax for the years ended December 31, 2016, 2015 and 2014 are as follows:

	For the twelve-month period ended December 31,
Item	2016	2015	2014
Current tax	(1,018)	(2,182)	(1,075)
Deferred tax	(648)	(21,608)	(3,338)

Total income tax benefit/(expense)	(1,666)	(23,790)	(4,413)

The reconciliation between the theoretical income tax resulting from applying an average statutory tax rate to income/(loss) before income tax and the actual income tax expense recognized in the consolidated income statements for the years ended December 31, 2016, 2015 and 2014, are as follows:

	For the twelve-month period ended December 31,
Concept	2016	2015	2014
Consolidated income / (loss) before taxes	3,333	(174,396)	(24,852)
Average statutory tax rate	30%	30%	30%

Corporate income tax at average statutory tax rate	(1,000)	52,319	7,456

Income tax of associates, net	2,110	2,341	(231)
Differences in foreign tax rates	(4,930)	(2,389)	(76)
Permanent differences	11,121	(19,456)	(4,587)
Incentives, deductions, and tax losses carryforwards	(11,110)	(58,039)	(249)
Change in Spanish corporate income tax	-	884	1,608
Other non-taxable income/(expense)	2,143	550	(8,334)

Corporate income tax	(1,666)	(23,790)	(4,413)

Permanent differences in 2016, 2015 and 2014 are mainly due to ACT (Mexico).

Incentives, deductions, and tax losses carryforwards in the year 2015 included the impact of not recognizing deferred tax assets on the impairment charge of the preferred equity investment in ACBH ($63.1 million).

Note 19.- Third-party guarantees and commitments

Third-party guarantees

At the close of 2016 the overall sum of Bank Bond and Surety Insurance directly deposited by the Company as a guarantee to third parties (clients, financial entities and other third parties) amounted to $27,163 thousand attributed to operations of technical nature ($27,638 thousand as of December 31, 2015).

Contractual obligations

The following table shows the breakdown of the third-party commitments and contractual obligations as of December 31, 2016 and 2015:

2016	Total	2017	2018 and 2019	2020 and 2021	Subsequent

Corporate debt	668,201	291,861	376,340	-	-
Loans with credit institutions (project debt)*	4,498,930	183,929	388,679	459,361	3,466,961
Notes and bonds (project debt)	831,538	27,225	49,422	48,740	706,151
Purchase commitments	2,894,146	136,032	263,398	246,904	2,247,812
Accrued interest estimate during the useful life of loans	3,356,750	332,408	617,852	543,927	1,862,563

*	According to contracted maturities.

2015	Total	2016	2017 and 2018	2019 and 2020	Subsequent

Corporate debt	664,494	3,153	409,665	251,677	—
Loans with credit institutions (project debt)*	4,634,505	170,213	356,328	430,153	3,677,812
Notes and bonds (project debt)	836,164	25,514	44,314	47,699	718,638
Purchase commitments	4,158,576	169,951	320,287	344,338	3,323,999
Accrued interest estimate during the useful life of loans	3,761,305	338,543	667,427	594,263	2,161,072

*	According to contracted maturities.

Note 20.- Other operating income and expenses

The table below shows the detail of Other operating income and expenses for the years ended December 31, 2016, 2015 and 2014:

	For the twelve-month period ended December 31,
Other operating income	2016	2015	2014

Grants (Note 16)	59,085	67,859	35,261
Income from various services and insurance proceeds	6,453	998	6,087
Income from subcontrated construction services for assets and concessions	-	-	38,565
Total	65,538	68,857	79,913

	For the twelve-month period ended December 31,
Other operating expenses	2016	2015	2014
Leases and fees	(5,309)	(3,865)	(1,827)
Operation and maintenance	(133,292)	(116,405)	(41,256)
Independent professional services	(30,515)	(19,046)	(11,521)
Supplies	(17,177)	(18,001)	(7,589)
Insurance	(23,390)	(20,277)	(9,286)
Levies and duties	(44,440)	(32,352)	(14,226)
Other expenses	(6,195)	(14,882)	(8,386)
Construction cost	-	-	(38,565)
Total	(260,318)	(224,828)	(132,657)

Main movements in Other operating income relate to the increase in grants since 2014, due to the ITC cash grant of Mojave, which was received in September 2015 and to the implicit grant recorded for accounting purposes in relation to the FFB Loans in Solana and Mojave projects with interest rates below market rates (See Note 16).

The increase in Other operating expenses is mainly due to acquisitions under Rofo agreement in 2014, 2015, and to a lower extent, to the commencement of operations of Mojave in the last quarter of 2014. This increase was partially offset by the decrease in construction costs from $38.6 million in 2014 to nil in 2015 and 2016, due to the completion of construction of ATS, Quadra 1, Quadra 2 and Palmatir.

As certain assets owned by the Company were under construction and subcontracted to related parties in 2014, the Company recorded income from construction services as “Other operating income” in accordance with IFRIC 12. The corresponding costs of construction were recorded within “Other operating expenses.” These amounts reflect the construction progress of the assets and concessions during these years. There were no plants under construction during 2015 and 2016.

The Company changed the presentation of “Other operating expenses” in 2016 to better reflect the nature of its business and costs. Prior years amounts have been reclassified to conform to the new classification presented in the table above.

Note 21.- Financial Income and expenses

The following table sets forth our financial income and expenses for the years ended December 31, 2016, 2015 and 2014:

	For the twelve-month period ended December 31,
Financial income	2016	2015	2014
Interest income from loans and credits	286	933	4,075
Interest rates benefits derivatives: cash flow hedges	3,012	2,531	836
Total	3,298	3,464	4,911

	For the twelve-month period ended December 31,
Financial expenses	2016	2015	2014
Expenses due to interest:
- Loans from credit entities	(242,919)	(197,929)	(117,743)
- Other debts	(90,995)	(81,853)	(61,814)
Interest rates losses derivatives: cash flow hedges	(74,093)	(54,139)	(30,695)
Total	(408,007)	(333,921)	(210,252)

Financial expenses increased in 2016 mainly due to the 2015 asset acquisitions under the ROFO Agreement. Interests from other debts are primarily interest on the notes issued by ATS, ATN, ATN2, Atlantica Yield, Solaben Luxembourg and interest related to the investment from Liberty (see Note 16). Losses from interest rate derivatives designated as cash flow hedges correspond mainly to transfers from equity to financial expense when the hedged item is impacting the consolidated income statement.

Other net financial income and expenses

The following table sets out Other net financial income and expenses for the years 2016, 2015 and 2014:

	For the twelve-month period ended December 31,
Other financial income / (expenses)	2016	2015	2014
Dividend from ACBH (Brazil)	27,948	18,400	9,200
Other financial income	13,027	1,520	549
Impairment preferred equity investment in ACBH (see Note 8)	(22,076)	(210,435)	-
Other financial losses	(10,394)	(9,638)	(3,888)
Total	8,505	(200,153)	5,861

According to the agreement reached with Abengoa in the third quarter of 2016 (see Note 8), Abengoa acknowledged that Atlantica Yield is the legal owner of the dividends retained from Abengoa amounting to $28.0 million. As a result, the Company recorded $27.9 million as Other financial income in accordance with the accounting treatment given previously to the ACBH dividend.

Other financial income mainly includes the income further to the cancellation of the subordinated debt Solnova Electricidad S.A. owed to Abener, a subsidiary of Abengoa, and income for discounts received from Abengoa for the prepayment of payables (see Note 10).

Other financial losses mainly include expenses for guarantees and letters of credit, wire transfers and other bank fees and other minor financial expenses.

Note 22.- Earnings per share

Basic earnings per share for the year 2016 has been calculated by dividing the profit/(loss) attributable to equity holders of the company by the number of shares outstanding. Diluted earnings per share equals basic earnings per share for the period presented. Basic earnings per share is only presented for periods subsequent to the initial public offering.

			Period from
			July 1, 2014,
			to
	For the twelve-month period ended December 31,		December 31,
Item	2016	2015	2014
Profit/(loss) from continuing operations attributable to Atlantica Yield Plc.	(4,855)	(209,005)	(3,379)
Profit/(loss) from discontinuing operations attributable to Atlantica Yield Plc.	-	-	-
Average number of ordinary shares outstanding (thousands) - basic and diluted	100,217	92,795	80,000
Earnings per share from continuing operations (US dollar per share) - basic and diluted	(0.05)	(2.25)	(0.04)
Earnings per share from discontinuing operations (US dollar per share) - basic and diluted	-	-	-
Earnings per share from profit for the period (US dollar per share) - basic and diluted	(0.05)	(2.25)	(0.04)

Note 23.- Other information

23.1 Restricted Net assets

Certain of the consolidated entities are restricted from remitting certain funds to Atlantica Yield plc by a variety of regulations, contractual or statutory requirements. These restrictions are related to standard requirements to maintain debt service coverage ratios. In addition, some of the assets for which the Company still does not have a full and unconditional waiver or forbearance in relation to cross defaults and change of ownership provisions with Abengoa under the definitions of the Securities and Exchange Commission Regulation S-X Rule 12-04 are also considered restricted for the purposes of this calculation. At December 31, 2016, the accumulated amount of the temporary restrictions for the whole restricted term of these affiliates was $588 million.

The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 12-04 and concluded the restricted net assets exceed 25% of the consolidated net assets of the Company as of December 31, 2016. Therefore, the separate financial statements of Atlantica Yield, Plc. do have to be presented (see Appendix V (Schedule I) for details).

23.2 Subsequent events

On February 10, 2017, the Company signed a Note Issuance Facility, a senior secured note facility with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of € 275 million (approximately $294 million), with three series of notes. Series 1 Notes for €92 million mature in 2022; series 2 notes for €91.5 million mature in 2023; and series 3 notes for €91.5 million mature in 2024. Interest on all three series accrues at a rate per annum equal to the sum of 3 month EURIBOR plus 4.90%. The proceeds of the Note Issuance Facility will be used for the repayment of Tranche B under our Credit Facility, which will be canceled, as well as for general corporate expenses incurred as part of this transaction. The Company intends to fully hedge the Note Issuance Facility with a swap to fix the interest rate as soon as possible after funding of the Notes.

In February 2017, we signed a letter of intent for the acquisition of a 12.5% interest in a 114-mile transmission line in the U.S. from Abengoa. The asset will receive a FERC regulated rate of return, and is currently under development, with COD expected in 2020. We expect our total investment to be up to $10 million in the coming three years including an initial amount invested at cost. We would also gain certain rights to acquire an additional 12.5% interest in the same project.

On February 24, 2017, the Board of Directors of the Company approved a dividend of $0.25 per share, which is expected to be paid on or about March 15, 2017.

Appendices

Appendix I

Entities included in the Group as subsidiaries as of December 31, 2016

Company name	Project name	Registered address	% of nominal share	Business
ACT Energy México, S. de R.L. de C.V.	ACT	Santa Barbara (Mexico)	100.00	(2)
ABY infraestructuras, S.L	ABY Infraestructuras	Sevilla (Spain)	100.00	(5)
ABY infrastructures USA LLC	ABY Infrastructures	Arizona (United States)	100.00	(5)
ABY Concessions Infrastructures, S.LU.	ACIN	Sevilla (Spain)	100.00	(5)
ABY Concessions Perú, S.A.	ACP	Lima (Peru)	100.00	(5)
ASHUSA Inc.	ABSA	Arizona (United States)	100.00	(5)
ABY South Africa (Pty) Ltd	ASA	Pretoria (South Africa)	100.00	(5)
ASUSHI, Inc.	ABSU	Arizona (United States)	100.00	(5)
ATN, S.A.	ATN	Lima (Peru)	100.00	(1)
ABY Transmisión Sur, S.A.	ATS	Lima (Peru)	100.00	(1)
ACT Holdings, S.A. de C.V.	ACT Holding	México D.F. (Mexico)	100.00	(5)
Aguas de Skikda S.P.A.	Skikda	Dely Ibrahim (Argelia)	51.00	(4)
Arizona Solar One, LLC.	ASO	Colorado (United States)	100,00	(3)
ASO Holdings Company, LLC.	ASOH	Colorado (United States)	100.00*	(5)
ATN 2, S.A.	ATN 2	Lima (Peru)	100.00	(1)
Cadonal, S.A.	Cadonal	Montevideo (Uruguay)	100.00	(3)
Carpio Solar Inversiones, S.A.	Carpio	Sevilla (Spain)	100.00	(5)
Ecija Solar Inversiones, S.A.	ESI	Sevilla (Spain)	100.00	(5)
Extremadura Equity Investments Sárl. .	EEI	Luxembourg (Luxembourg)	100.00	(5)
Fotovoltaica Solar Sevilla, S.A.	Seville PV	Sevilla (Spain)	80.00	(3)
Geida Skikda, S.L.	Geida Skikda	Madrid (Spain)	67.00	(5)
Helioenergy Electricidad Uno, S.A.	Helioenergy 1	Sevilla (Spain)	100.00	(3)
Helioenergy Electricidad Dos, S.A.	Helioenergy 2	Sevilla (Spain)	100.00	(3)
Helios I Hyperion Energy Investments, S.L.	Helios 1	Sevilla (Spain)	100.00	(3)
Helios II Hyperion Energy Investments, S.L.	Helios 2	Sevilla (Spain)	100.00	(3)
Holding de Energía Eólica S.A.	HE	Montevideo (Uruguay)	100.00	(5)
Hypesol Energy Holding, S.L.	Hypesol	Sevilla (Spain)	100.00	(5)
Kaxu Solar One (Pty) Ltd.	KSO	Gauteng (South Africa)	51.00	(3)
Logrosán Equity Investments Sárl.	LEI	Luxembourg (Luxembourg)	100.00	(5)
Logrosán Solar Inversiones, S.A.	Logrosan	Sevilla (Spain)	100.00	(5)
Logrosán Solar Inversiones Dos, S.L.	Logrosan 2	Sevilla (Spain)	100.00	(5)
Mojave Solar Holdings, LLC.	MSH	Colorado (United States)	100.00	(5)
Mojave Solar LLC.	Mojave	Arizona (United States)	100.00	(3)
Palmatir S.A.	Palmatir	Montevideo (Uruguay)	100.00	(3)
Palmucho, S.A.	Palmucho	Santiago de Chile (Chile)	100.00	(1)
RRHH Servicios Corporativos	Servicios Corporativos	Santa Barbara. (Mexico)	100.00	(5)
Sanlucar Solar, S.A.	PS-10	Sevilla (Spain)	100.00	(3)
Solaben Electricidad Uno S.A.	Solaben 1	Caceres (Spain)	100.00	(3)
Solaben Electricidad Dos S.A.	Solaben 2	Caceres (Spain)	70.00	(3)

Solaben Electricidad Tres S.A.	Solaben 3	Caceres (Spain)	70.00	(3)
Solaben Electricidad Seis S.A.	Solaben 6	Caceres (Spain)	100.00	(3)
Solaben Luxembourg S.A.	SL	Luxembourg (Luxembourg)	100.00	(5)
Solacor Electricidad Uno, S.A.	Solacor 1	Sevilla (Spain)	87.00	(3)
Solacor Electricidad Dos, S.A.	Solacor 2	Sevilla (Spain)	87.00	(3)
ABY Servicios Corporativos S.A.	ABYSC	Sevilla (Spain)	100.00	(5)
Solar Processes, S.A.	PS-20	Sevilla (Spain)	100.00	(3)
Solnova Solar Inversiones, S.A.	SSI	Seville (Spain)	100.00	(5)
Solnova Electricidad, S.A.	Solnova 1	Seville (Spain)	100.00	(3)
Solnova Electricidad Tres, S.A.	Solnova 3	Seville (Spain)	100.00	(3)
Solnova Electricidad Cuatro, S.A.	Solnova 4	Seville (Spain)	100.00	(3)
Transmisora Mejillones, S.A.	Quadra 1	Santiago de Chile (CL)	100.00	(1)
Transmisora Baquedano, S.A.	Quadra 2	Santiago de Chile (CL)	100.00	(1)

(1)	Business sector: Electric transmission lines
(2)	Business sector: Conventional power
(3)	Business sector: Renewable energy
(4)	Business sector: Water
(5)	Holding Company
*	100% of Class A shares held by Liberty Media (US tax equity investor, non-related party).

The Appendices are an integral part of the notes to the financial statements.

Appendices

Appendix I

Entities included in the Group as subsidiaries as of December 31, 2015

Company name	Project name	Registered address	% of nominal share	Business
ACT Energy México, S. de R.L. de C.V.	ACT	Santa Barbara (Mexico)	100.00	(2)
ABY Concessions Infrastructures, S.LU.	ACIN	Sevilla (Spain)	100.00	(5)
Abengoa Concessions Perú, S.A.	ACP	Lima (Peru)	100.00	(5)
Abengoa Solar Holdings USA Inc.	ABSA	Arizona (United States)	100.00	(5)
ABY South Africa (Pty) Ltd	ASA	Pretoria (South Africa)	100.00	(5)
Abengoa Solar US Holdings Inc.	ABSU	Arizona (United States)	100.00	(5)
Abengoa Transmisión Norte S.A.	ATN	Lima (Peru)	100.00	(1)
Abengoa Transmisión Sur, S.A.	ATS	Lima (Peru)	100.00	(1)
ACT Holdings, S.A. de C.V.	ACT Holding	México D.F. (Mexico)	100.00	(5)
Aguas de Skikda S.P.A.	Skikda	Dely Ibrahim (Argelia)	51.00	(4)
Arizona Solar One, LLC.	ASO	Colorado (United States)	100,00	(3)
ASO Holdings Company, LLC.	ASOH	Colorado (United States)	100.00*	(5)
ATN 2, S.A.	ATN 2	Lima (Peru)	100.00	(1)
Cadonal, S.A.	Cadonal	Montevideo (Uruguay)	100.00	(3)
Carpio Solar Inversiones, S.A.	Carpio	Sevilla (Spain)	100.00	(5)
Ecija Solar Inversiones, S.A.	ESI	Sevilla (Spain)	100.00	(5)
Extremadura Equity Investments Sárl. .	EEI	Luxembourg (Luxembourg)	100.00	(5)
Geida Skikda, S.L.	Geida Skikda	Madrid (Spain)	67.00	(5)
Helioenergy Electricidad Uno, S.A.	Helioenergy 1	Sevilla (Spain)	100.00	(3)
Helioenergy Electricidad Dos, S.A.	Helioenergy 2	Sevilla (Spain)	100.00	(3)
Helios I Hyperion Energy Investments, S.L.	Helios 1	Sevilla (Spain)	100.00	(3)
Helios II Hyperion Energy Investments, S.L.	Helios 2	Sevilla (Spain)	100.00	(3)
Holding de Energía Eólica S.A.	HE	Montevideo (Uruguay)	100.00	(5)
Hypesol Energy Holding, S.L.	Hypesol	Sevilla (Spain)	100.00	(5)
Kaxu Solar One (Pty) Ltd.	KSO	Gauteng (South Africa)	51.00	(3)
Logrosán Equity Investments Sárl.	LEI	Luxembourg (Luxembourg)	100.00	(5)
Logrosán Solar Inversiones, S.A.	Logrosan	Sevilla (Spain)	100.00	(5)
Logrosán Solar Inversiones Dos, S.L.	Logrosan 2	Sevilla (Spain)	100.00	(5)
Mojave Solar Holdings, LLC.	MSH	Colorado (United States)	100.00	(5)
Mojave Solar LLC.	Mojave	Arizona (United States)	100.00	(3)
Palmatir S.A.	Palmatir	Montevideo (Uruguay)	100.00	(3)
Palmucho, S.A.	Palmucho	Santiago de Chile (Chile)	100.00	(1)
Sanlucar Solar, S.A.	PS-10	Sevilla (Spain)	100.00	(3)
Solaben Electricidad Uno S.A.	Solaben 1	Caceres (Spain)	100.00	(3)
Solaben Electricidad Dos S.A.	Solaben 2	Caceres (Spain)	70.00	(3)
Solaben Electricidad Tres S.A.	Solaben 3	Caceres (Spain)	70.00	(3)

Solaben Electricidad Seis S.A.	Solaben 6	Caceres (Spain)	100.00	(3)
Solaben Luxembourg S.A.	SL	Luxembourg (Luxembourg)	100.00	(5)
Solacor Electricidad Uno, S.A.	Solacor 1	Sevilla (Spain)	74.00	(3)
Solacor Electricidad Dos, S.A.	Solacor 2	Sevilla (Spain)	74.00	(3)
ABY Servicios Corporativos S.A.	ABYSC	Sevilla (Spain)	100.00	(5)
Solar Processes, S.A.	PS-20	Sevilla (Spain)	100.00	(3)
Solnova Solar Inversiones, S.A.	SSI	Seville (Spain)	100.00	(5)
Solnova Electricidad, S.A.	Solnova 1	Seville (Spain)	100.00	(3)
Solnova Electricidad Tres, S.A.	Solnova 3	Seville (Spain)	100.00	(3)
Solnova Electricidad Cuatro, S.A.	Solnova 4	Seville (Spain)	100.00	(3)
Transmisora Mejillones, S.A.	Quadra 1	Santiago de Chile (CL)	100.00	(1)
Transmisora Baquedano, S.A.	Quadra 2	Santiago de Chile (CL)	100.00	(1)

(1)	Business sector: Electric transmission lines
(2)	Business sector: Conventional power
(3)	Business sector: Renewable energy
(4)	Business sector: Water
(5)	Holding Company
*	100% of Class A shares held by Liberty Media (US tax equity investor, non-related party).

The Appendices are an integral part of the notes to the financial statements.

Appendices

Appendix II

Investments recorded under the equity method as of December 31, 2016

Company name	Project name	Registered address	% of nominal share	Business
Evacuacion Valdecaballeros, S.L.	Valdecaballeros	Caceres (Spain)	57.2	(3)
Geida Tlemcen S.L.	Geida Tlemcen	Madrid (Spain)	50.0	(4)
Pectonex R.F.	Pectonex	Pretoria (South Africa)	50.0	(3)
Evacuación Villanueva del Rey, S.L.	Villanueva del Rey	Sevilla (Spain)	40.0	(3)

Investments recorded under the equity method as of December 31, 2015

Company name	Project name	Registered address	% of nominal share	Business
Evacuacion Valdecaballeros, S.L.	Valdecaballeros	Caceres (Spain)	57.2	(3)
Geida Tlemcen S.L.	Geida Tlemcen	Madrid (Spain)	50.0	(4)
Pectonex R.F.	Pectonex	Pretoria (South Africa)	50.0	(3)
Evacuación Villanueva del Rey, S.L.	Villanueva del Rey	Sevilla (Spain)	36.6	(3)

(1)	Business sector: Electric transmission lines
(2)	Business sector: Conventional power
(3)	Business sector: Renewable energy
(4)	Business sector: Water
(5)	Holding Company

The Appendices are an integral part of the notes to the consolidated financial statements.

Appendices	Appendix III-1

Projects subject to the application of IFRIC 12 interpretation based on the concession of services as of December 31, 2016 and 2015

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

Solacor 1 & Solacor 2

The Solacor 1 and Solacor 2 are two 50 MW Concentrating Solar Power facilities and are part of Abengoa’s El Carpio Solar Complex, located in the municipality of El Carpio, Spain. The Carpio Solar Complex consists in a conventional parabolic trough Concentrating Solar Power system to generate electricity. Abengoa commenced construction of Solacor 1 and Solacor 2 in September 2010. The COD was reached in two phases, the first one, Solacor 1, was reached in February 2012 and the second one, Solacor 2, was reached in March 2012. JGC Corporation holds 13% of Solacor 1 & Solacor 2, a Japanese engineering company.

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

On September 18, 2009, ACT Energy México entered into the Pemex Conversion Services Agreement, or the Pemex CSA, with Petroleos Mexicanos, or Pemex. Pemex is a state-owned oil and gas company supervised by the Comision Reguladora de Energía (CRE), the Mexican state agency that regulates the energy industry. The Pemex CSA has a term of 20 years from the in-service date and will expire on March 31, 2033.

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

ATN

ATN, or the ATN Project, in Peru is part of the SGT (Sistema Garantizado de Transmision), which includes all transmission line concessions allocated by a bidding process by the government and is comprised of the following facilities:

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

ATS

ABY Transmision Sur, or ATS Project, in Peru is part of the Guaranteed Transmission System, or (Sistema Garantizado de Transmisión) which includes all transmission line concessions allocated by a bidding process by the government, and is comprised of:

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

Quadra 1 & Quadra 2

Transmisora Mejillones, or Quadra 1, is a 49-miles transmission line project and Tranmisora Baquedano, or Quadra 2, is a 32-miles transmission line project, each connected to the Sierra Gorda substations.

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

Helioenergy 1&2

The Helioenergy 1/2 project is located in Ecija, Spain. Abengoa started the construction of Helioenergy in 2010, and reached COD in 2011. Since COD, the projects have obtained good generation results achieving systematically year after year results aligned or above the target productions defined.

Helioenergy relies on a Conventional parabolic trough Concentrating Solar Power system to generate electricity. Helioenergy evacuates its electricity through an aerial underground line 220 kV from the substation of the plant to a 220 kV line that ends in SET Villanueva del Rey (owned by Red Eléctrica de España), where the connection point of the plant is located.

Renewable energy plants in Spain, like Helionergy 1 and Helionergy 2, are regulated by the Government through a series of laws and rulings which guarantee the owners of the plants a reasonable remuneration for their investments. Helionergy 1 and Helionergy 2 sell the power they produce into the wholesale electricity market, where offer and demand are matched and the pool price is determined, and also receive additional payments from the Comision Nacional de los Mercados y de la Competencia, or CNMC, the Spanish state-owned regulator.

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

Solnova 1,3&4

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

The water purchase agreement is a U.S. dollar indexed 25-year take-or-pay contract with Sonatrach / Algérienne des Eaux, or ADE. The tariff structure is based upon plant capacity and water production, covering variable cost (water cost plus electricity cost). Tariffs are adjusted monthly based on the indexation mechanisms that include local inflation, U.S. inflation and the exchange rate between the U.S. dollar and local currency.

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

The water purchase agreement is a U.S. dollar indexed 25-year take-or-pay contract with Sonatrach / ADE. The tariff structure is based upon plant capacity and water production, covering variable cost (water cost plus electricity cost). Tariffs are adjusted monthly based on the indexation mechanisms that include local inflation, U.S. inflation and the exchange rate between the U.S. dollar and local currency.

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

Abengoa started the permitting phase of ATN2 Project in May 2011; construction is already completed and completed formalities for COD during May 2015.

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

Appendices
Appendix III-2

Projects subject to the application of IFRIC 12 interpretation based on the concession of services as of December 31, 2016

Project name	Country	Status(1)	% of Nominal Share(2)	Period of Concession(4)(5)	Offtaker(7)	Financial/ Intangible(3)	Assets/ Investment	Accumulated Amortization	Operating Profit/ (Loss)(8)	Arrangement Terms (price)	Description of the Arrangement
Renewable energy:
Solana	USA	(O)	100.0	30 Years	APS	(I)	2,034,335	(215,987)	7,324	Fixed price per MWh with annual increases of 1.84% per year	30-year PPA with APS regulated by ACC
Mojave	USA	(O)	100.0	25 Years	PG&E	(I)	1,585,159	(130,348)	50,460	Fixed price per MWh without any indexation mechanism	25-year PPA with PG&E regulated by CPUC and CAEC
Palmatir	Uruguay	(O)	100.0	20 Years	UTE, Uruguay Administration	(I)	146,274	(22,362)	1,238	Fixed price per MWh in USD with annual increases based on inflation	20-year PPA with UTE, Uruguay state-owned utility
Cadonal	Uruguay	(O)	100.0	20 Years	UTE, Uruguay Administration	(I)	120,411	(28,616)	(14,443)	Fixed price per MWh in USD with annual increases based on inflation	20-year PPA with UTE, Uruguay state-owned utility
Solaben 2	Spain	(O)	70.0	25 Years	Kingdom of Spain	(I)	286,577	(34,792)	11,128	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solaben 3	Spain	(O)	70.0	25 Years	Kingdom of Spain	(I)	286,824	(37,014)	12,536	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solacor 1	Spain	(O)	87.0	25 Years	Kingdom of Spain	(I)	284,835	(41,011)	12,327	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solacor 2	Spain	(O)	87.0	25 Years	Kingdom of Spain	(I)	295,146	(41,688)	12,008	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solnova 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	292,417	(58,869)	16,975	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solnova 3	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	274,736	(53,280)	15,168	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solnova 4	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	255,078	(48,649)	16,333	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Helios 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	289,739	(38,111)	12,935	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Helios 2	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	282,015	(35,631)	12,755	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Helioenergy 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	284,492	(41,603)	14,087	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain

Project name	Country	Status(1)	% of Nominal Share(2)	Period of Concession(4)(5)	Offtaker(7)	Financial/ Intangible(3)	Assets/ Investment	Accumulated Amortization	Operating Profit/ (Loss)(8)	Arrangement Terms (price)	Description of the Arrangement
Renewable energy:
Helioenergy 2	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	285,288	(39,025)	14,354	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solaben 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	277,563	(26,392)	11,952	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solaben 6	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	274,643	(26,090)	12,358	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Kaxu	South Africa	(O)	51.0	20 Years	Eskom	(I)	546,861	(52,126)	36,708	Take or pay contract for the purchase of electricity up to the contrated capacity from the facility.	20-year PPA with Eskom SOC Ltd. With a fixed price formula in local currency subject to indexation to local inflation
Conventional power:
ACT	Mexico	(O)	100.0	20 Years	Pemex	(F)	646,962	(35)	110,792	Fixed price to compensate both investment and O&M costs, established in USD and adjusted annually partially according to inflation and partially according to a mechanism agreed in contract	20-year Services Agreement with Pemex, Mexican oil & gas state-owned company
Electric transmission lines:
ATS	Peru	(O)	100	30 Years	Republic of Peru	(I)	530,871	(51,019)	25,610	Tariff fixed by contract and adjusted annually in accordance with the US Finished Goods Less Food and Energy inflation index	30-year Concession Agreement with the Peruvian Government
ATN	Peru	(O)	100	30 Years	Republic of Peru	(I)	319,958	(59,839)	1,134	Tariff fixed by contract and adjusted annually in accordance with the US Finished Goods Less Food and Energy inflation index	30-year Concession Agreement with the Peruvian Government
Quadra I	Chile	(O)	100	21 Years	Sierra Gorda	(F)	41,595	0	4,188	Fixed price in USD with annual adjustments indexed mainly to US CPI	21-year Concession Contract with Sierra Gorda regulated by CDEC and the Superentendencia de Electricidad, among others
Quadra II	Chile	(O)	100	21 Years	Sierra Gorda	(F)	55,417	0	5,049	Fixed price in USD with annual adjustments indexed mainly to US CPI	21-year Concession Contract with Sierra Gorda regulated by CDEC and the Superentendencia de Electricidad, among others
ATN 2	Peru	(O)	100	18 Years	Las Bambas Mining	(F)	86,238	(14)	14,497	Fixed-price tariff base denominated in U.S. dollars with Las Bambas	18 years purchase agreement
Water:
Skikda	Argelia	(O)	34.2	25 Years	Sonatrach & ADE	(F)	93,170	(140)	14,416	U.S. dollar indexed take-or-pay contract with Sonatrach / ADE	25 years purchase agreement

Honaine	Argelia	(O)	25.5	25 Years	Sonatrach & ADE	(F)	N/A(9)	N/A(9)	N/A(9)	U.S. dollar indexed take- or-pay contract with Sonatrach / ADE	25 years purchase agreement

(1)	In operation (O), Construction (C) as of December 31, 2016.
(2)
Liberty Interactive Corporation agreed to invest $300 million in Class A membership interests in exchange for a share of the dividends and the taxable loss generated by Solana on October 2, 2013. Itochu Corporation holds 30% of the economic rights to each of Solaben 2 and Solaben 3. JGC Corporation holds 13% of the economic rights to each Solacor 1 and Solacor 2. Algerian Energy Company, SPA, or AEC, owns 49% and Sociedad Anonima Depuracion y Tratamientos, or Sadyt, a subsidiary of Sacyr, S.A., owns the remaining 25.5% of the Honaine project. AEC owns 49% and Sadyt owns the remaining 16.83% of the Skikda project. Industrial Development Corporation of South Africa (29%) & Kaxu Community Trust (20%) for the Kaxu Project

(3)	Classified as concessional financial asset (F) or as intangible assets (I).
(4)	The infrastructure is used for its entire useful life. There are no obligations to deliver assets at the end of the concession periods, except for ATN and ATS.
(5)	Generally, there are no termination provisions other than customary clauses for situations such as bankruptcy or fraud from the operator, for example.
(6)	Sales to wholesale markets and additional fixed payments established by the Spanish government.
(7)	In each case the offtaker is the grantor.
(8)	Figures reflect the contribution to the consolidated financial statements of Atlantica Yield Plc. as of December 31, 2016.
(9)	Recorded under the equity method.

The Appendices are an integral part of the notes to the consolidated financial statements.

Projects subject to the application of IFRIC 12 interpretation based on the concession of services as of December 31, 2015

Project name	Country	Status(1)	% of Nominal Share(2)	Period of Concession(4)(5)	Offtaker(7)	Financial/ Intangible(3)	Assets/ Investment	Accumulated Amortization	Operating Profit/ (Loss)(8)	Arrangement Terms (price)	Description of the Arrangement
Renewable energy:
Solana	USA	(O)	100.0	30 Years	APS	(I)	2,034,409	(149,222)	6,016	Fixed price per MWh with annual increases of 1.84% per year	30-year PPA with APS regulated by ACC
Mojave	USA	(O)	100.0	25 Years	PG&E	(I)	1,587,093	(67,664)	42,889	Fixed price per MWh without any indexation mechanism	25-year PPA with PG&E regulated by CPUC and CAEC
Palmatir	Uruguay	(O)	100.0	20 Years	UTE, Uruguay Administration	(I)	146,274	(11,929)	5,798	Fixed price per MWh in USD with annual increases based on inflation	20-year PPA with UTE, Uruguay state-owned utility
Cadonal	Uruguay	(O)	100.0	20 Years	UTE, Uruguay Administration	(I)	120,469	(5,356)	3,888	Fixed price per MWh in USD with annual increases based on inflation	20-year PPA with UTE, Uruguay state-owned utility
Solaben 2	Spain	(O)	70.0	25 Years	Kingdom of Spain	(I)	295,732	(27,523)	13,264	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solaben 3	Spain	(O)	70.0	25 Years	Kingdom of Spain	(I)	294,406	(30,017)	13,751	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solacor 1	Spain	(O)	74.0	25 Years	Kingdom of Spain	(I)	294,105	(33,973)	12,796	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solacor 2	Spain	(O)	74.0	25 Years	Kingdom of Spain	(I)	304,728	(34,363)	12,482	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solnova 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	302,003	(52,273)	9,704	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solnova 3	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	283,735	(47,271)	9,974	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solnova 4	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	263,431	(42,929)	10,362	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Helios 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	298,979	(30,942)	8,950	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Helios 2	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	291,025	(28,556)	8,867	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Helioenergy 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	293,822	(35,177)	9,221	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain

Project name	Country	Status(1)	% of Nominal Share(2)	Period of Concession(4)(5)	Offtaker(7)	Financial/ Intangible(3)	Assets/ Investment	Accumulated Amortization	Operating Profit/ (Loss)(8)	Arrangement Terms (price)	Description of the Arrangement
Renewable energy:
Helioenergy 2	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	294,604	(32,422)	9,389	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solaben 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	286,406	(19,077)	2,420	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solaben 6	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	295,732	(27,523)	13,264	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Kaxu	South Africa	(O)	51.0	20 Years	Eskom	(I)	483,124	(22,198)	10,295	Take or pay contract for the purchase of electricity up to the contrated capacity from the facility.	20-year PPA with Eskom SOC Ltd. With a fixed price formula in local currency subject to indexation to local inflation
Conventional power:
ACT	Mexico	(O)	100.0	20 Years	Pemex	(F)	649,502	(23)	110,524	Fixed price to compensate both investment and O&M costs, established in USD and adjusted annually partially according to inflation and partially according to a mechanism agreed in contract	20-year Services Agreement with Pemex, Mexican oil & gas state-owned company
Electric transmission lines:
ATS	Peru	(O)	100	30 Years	Republic of Peru	(I)	531,460	(33,400)	23,412	Tariff fixed by contract and adjusted annually in accordance with the US Finished Goods Less Food and Energy inflation index	30-year Concession Agreement with the Peruvian Government
ATN	Peru	(O)	100	30 Years	Republic of Peru	(I)	320,163	(49,163)	1,574	Tariff fixed by contract and adjusted annually in accordance with the US Finished Goods Less Food and Energy inflation index	30-year Concession Agreement with the Peruvian Government
Quadra I	Chile	(O)	100	21 Years	Sierra Gorda	(F)	41,734	0	4,145	Fixed price in USD with annual adjustments indexed mainly to US CPI	21-year Concession Contract with Sierra Gorda regulated by CDEC and the Superentendencia de Electricidad, among others
Quadra II	Chile	(O)	100	21 Years	Sierra Gorda	(F)	55,510	0	5,894	Fixed price in USD with annual adjustments indexed mainly to US CPI	21-year Concession Contract with Sierra Gorda regulated by CDEC and the Superentendencia de Electricidad, among others
ATN 2	Peru	(O)	100	18 Years	Las Bambas Mining	(F)	84,709	(7)	8,094	Fixed-price tariff base denominated in U.S. dollars with Las Bambas	18 years purchase agreement
Water:
Skikda	Argelia	(O)	34.2	30 Years	Sonatrach & ADE	(F)	96,547	(136)	14,617	U.S. dollar indexed take-or-pay contract with Sonatrach / ADE	30 years purchase agreement
Honaine	Argelia	(O)	25.5	30 Years	Sonatrach & ADE	(F)	N/A(9)	N/A(9)	N/A(9)	U.S. dollar indexed take-or-pay contract with Sonatrach / ADE	30 years purchase agreement

(1)	In operation (O), Construction (C) as of December 31, 2015.
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

(3)	Classified as concessional financial asset (F) or as intangible assets (I).
(4)	The infrastructure is used for its entire useful life. There are no obligations to deliver assets at the end of the concession periods, except for ATN and ATS.
(5)	Generally, there are no termination provisions other than customary clauses for situations such as bankruptcy or fraud from the operator, for example.
(6)	Sales to wholesale markets and additional fixed payments established by the Spanish government.
(7)	In each case the offtaker is the grantor.
(8)	Figures reflect the contribution to the consolidated financial statements of Atlantica Yield Plc. as of December 31, 2015.
(9)	Recorded under the equity method.

The Appendices are an integral part of the notes to the consolidated financial statements.

Appendices

Appendix IV

Additional Information of Subsidiaries including material Non-controlling interest as of December 31, 2016

Subsidiary name	Non-controlling interests name	% of non-controlling interests held	Dividends paid to non-controlling interests	Profit/(Loss) of non- controlling interests in AY consolidated net result 2016	Non- controlling interests in AY consolidated equity as of December 31, 2016	Non-current assets*	Current Assets*	Non-curent liabilities*	Current liabilities*	Net Profit /(Loss)*	Total Comprehensive income*

Kaxu Solar One (Pty) Ltd.	Industrial Development Corporation of South Africa (IDC)	29%	-	(3,244)	8,529	495,946	54,717	111,264	421,993	(7,513)	(4,744)
	Kaxu Community Trust	20%
Aguas de Skikda S.P.A.	Algerian Energy Company S.P.A.	49%**	4,141	7,284	47,796	96,052	29,769	36,591	7,304	13,800	-

* Stand-alone figures as of December 31, 2016

** Atlantica Yield Plc. owns 67% of the shares in Geida Skikda, S.L., which in its turn owns 51% of Aguas de Skikda S.P.A., so that indirectly Atlantica Yield Plc. owns 34.17% of Aguas de Skikda S.P.A. The table only shows information related to the Non-Controlling interests of the SPV, Aguas de Skikda S.P.A.

Additional Information of Subsidiaries including material Non-controlling interest as of December 31, 2015

Subsidiary name	Non-controlling interests name	% of non- controlling interests held	Dividends paid to non-controlling interests	Profit/(Loss) of non- controlling interests in ABY consolidated net result 2015	Non- controlling interests in ABY consolidated equity as of December 31, 2015	Non-current assets*	Current Assets*	Non-curent liabilities*	Current liabilities*	Net Profit /(Loss)*	Total Comprehensive income*

Kaxu Solar One (Pty) Ltd.	Industrial Development Corporation of South Africa (IDC)	29%	-	(2,434)	5,585	456,795	34,068	102,079	377,387	(21,323)	(4,350)
	Kaxu Community Trust	20%
Aguas de Skikda S.P.A.	Algerian Energy Company S.P.A.	49%**	3,624	8,338	47,157	96,705	31,519	42,538	7,467	13,778	-

* Stand-alone figures as of December 31, 2015

** Atlantica Yield Plc. owns 67% of the shares in Geida Skikda, S.L., which in its turn owns 51% of Aguas de Skikda S.P.A., so that indirectly Atlantica Yield Plc. owns 34.17% of Aguas de Skikda S.P.A. The table only shows information related to the Non-Controlling interests of the SPV, Aguas de Skikda S.P.A.

Appendices

Appendix V (Schedule I)

Condensed Financial Statements of Atlantica Yield plc

Condensed statements of financial position of Atlantica Yield Plc.
– Amounts in thousands of usd –

	As of December 31,
	2016	2015
Assets
Investment in affiliates	2,035,598	2,014,487
Loans to affiliates	704,916	822,436
Cash and cash equivalents	122,154	45,487
Other assets	23,936	5,431
Total assets	2,886,604	2,887,841

Liabilities and Equity
Borrowings	412,839	410,289
Notes and bonds	255,362	254,205
Intercompany liabilities	54,687	26,996
Other Liabilities	10,296	38,330
Total Liabilities	733,184	729,820

Common Stock	10,022	10,022
Additional paid-in capital	1,981,881	1,981,881
Distributable reserves	116,375	381,388
Other reserves	13,879	4,345
Accumulated gains (losses)-net	31,263	(219,615)
Total shareholders’s equity	2,153,420	2,158,021
Total liabilities and equity	2,886,604	2,887,841

Condensed income statements of Atlantica Yield, Plc.
– Amounts in thousands of usd –

	For the year ended December 31,
	2016	2015	2014
Income from
Services	114,653	65,170	65,006
Other financial income	8	194	7

Total income	114,661	65,364	65,013
Expenses
Other operating expenses	(26,132)	(10,005)	(3,668)
Interest	(35,615)	(27,783)	(2,319)
Other financial expenses	(21,651)	(246,982)	(9,821)
Total expenses	(83,398)	(284,770)	(15,808)
Income before income taxes	31,263	(219,406)	49,205
Income tax benefits (expense)	-	(209)	209
Profit for the year	31,263	(219,615)	49,414

Other comprehensive income statement of Atlantica Yield, Plc.
– Amounts in thousands of usd –

	For the year ended December 31,
	2016	2015	2014

Profit/(loss) for the year	31,263	(219,615)	49,414
Items that may be subject to transfer to income statement
Change in fair value of cash flow hedges	7,213	3,683	-
Net income/(expenses) recognized directly in equity	7,213	3,683	-
Cash flow hedges	2,321	662	-
Transfer to income statement	2,321	662	-
Other comprehensive income/(loss) for the year	9,534	4,345	-
Total comprehensive income/(loss) for the year	40,797	(215,270)	49,414

Condensed cash flow statements of Atlantica Yield, Plc.
– Amounts in thousands of usd –

	For the year ended December 31,
	2016	2015	2014
Cash Flow from operating activities	5,911	(15,943)	6,900
Cash Flow—investing activities
Decrease (increase) in investment and advance to affiliates	97,341	(939,503)	(196,849)

Net decrease (increase) in other assets	-	(157)	(34,053)

Cash used for investing activities	97,341	(939,660)	(230,902)
Cash Flow—financing activities
Net increases in borrowings and other liabilities	-	310,462	376,747

Dividend paid to shareowner	(26,585)	(128,859)	(23,696)

Capital increase and other	-	664,120	664,120

Cash from financing activities	(26,585)	845,723	379,369

Increase (decrease) in cash and cash equivalents during the year	76,667	(109,880)	155,367

Cash and cash equivalent at the beginning of the year	45,487	155,367	-

Cash and cash equivalent at the end of the year	122,154	45,487	155,367

Notes to the Condensed Financial Statements

Schedule I has been provided pursuant to the requirements of Rule 12- 04(a) of Regulation S-X, of the US Securities and Exchange Commission (SEC) which require condensed financial information as to the financial position, change in financial position, results of operations of Atlantica Yield plc, other comprehensive income statement and cash flow statement as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards have been condensed or omitted. The footnote disclosures contain supplemental information only and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

Basis of Presentation.

a)
The presentation of Atlantica Yield plc separate condensed financial statement has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that, the Company records its investment in subsidiaries under the cost method of accounting and that financial income from credits to companies in the group are recorded under Income from services, given that the company is a holding and this type of service is part of its primary activity. Such investments are presented on the statements of financial position as “Investment in and loans to affiliates” at cost less any identified impairment loss.

b)
As of December 31, 2016, 2015 and 2014 there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statements, if any.

c)
For the year ended December 31, 2016, 2015 and 2014, cash dividend of $29,737 thousand, $18,400 thousand and $9,200 thousand were declared to the Company by its consolidated subsidiaries or associates, respectively.

Reconciliation of the separate to consolidated financial statements of Atlantica Yield Plc.

	For the year ended december 31,
Profit/(Loss) Reconciliation	2016	2015	2014

Stand-alone—IFRS profit/(loss) for the period	31,263	(219,615)	49,414
Additional profit/(loss) if subsidiaries had been accounted for using the equity method of accounting as opposed to cost method	(36,118)	10,610	(81,026)
Consolidated IFRS profit/(loss) for the period attributable to Atlantica Yield plc	(4,855)	(209,005)	(31,612)

	As of December 31,
Equity Reconciliation	2016	2015	2014

Stand-alone—IFRS shareholders equity	2,153,420	2,158,021	1,847,550
Additional shareholders equity if subsidiaries had been accounted for using the equity method of accounting as opposed to cost method	(194,309)	(134,520)	(7,919)
Consolidated IFRS shareholders equity	1,959,111	2,023,501	1,839,631

Please refer to note 14 of these consolidated financial statements for detail of maturities of the Corporate debt of Atlantica Yield, plc.