Form 20-F/A
period 2016-12-31
Atlantica Yield plc
filed 2017-03-29
CIK 1601072

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20509

Form 20-F/A
(Amendment No. 1)

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐Yes  ☒No

Explanatory Note

This Amendment No. 1 on Form 20-F/A (“Amendment”) to the Annual Report on Form 20-F for the year ended December 31, 2016 (the “Original Form 20-F”) for Atlantica Yield plc (the “Company”), as originally filed with the Securities and Exchange Commission on February 28, 2017 (the “Original Filing Date”), is being filed to include Exhibits 4.10 and 4.11 and amend Exhibit 8.1.

Except for the inclusion of Exhibits 4.10 and 4.11 and amendment of Exhibit 8.1, this Amendment does not reflect any events that may have occurred subsequent to the Original Filing Date and does not modify or update any disclosure made in the Original Form 20-F. Additionally, in connection with the filing of this Amendment, the Company is including new certifications of the Company’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act. The Company is not including certifications pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) as no financial statements are being filed with this Amendment.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit No.	Description
1.1	Articles of Association of Atlantica Yield plc (incorporated by reference to Exhibit 3.1 to Atlantica Yield plc’s Form 6-K filed with the SEC on May 26, 2016 – SEC File No. 001-36487).

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

Exhibit No.	Description
4.10* ǂ
The Note Issuance Facility, dated February 10, 2017 among Atlantica Yield plc, HSBC Corporate Trust Company (UK) Limited as collateral agent, Elavon Financial Services DAC, UK Branch as agent and a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder.

4.11*
Amendment No. 1 to the Note Issuance Facility Agreement among Atlantica Yield plc, HSBC Corporate Trust Company (UK) Limited as collateral agent, Elavon Financial Services DAC, UK Branch as agent and a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder, dated March 28, 2017

8.1*	Subsidiaries of Atlantica Yield plc.

12.1*	Certification of Santiago Seage, Chief Executive Officer of Atlantica Yield plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Francisco Martinez-Davis, Chief Financial Officer of Atlantica Yield plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1
Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (incorporated by reference to Exhibit 13.1 to Atlantica Yield plc’s annual report to the SEC on February 28, 2017 – Sec File No. 001-36487)

15.1	Consent of Deloitte, S.L. (incorporated by reference to Exhibit 15.1 to Atlantica Yield plc’s annual report to the SEC on February 28, 2017 – Sec File No. 001-36487)

*	Indicates documents filed herewith.
ǂ	Confidential treatment has been requested with respect to certain portions of this exhibit. The omitted portions have been filed separately with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 1 on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 29, 2017

ATLANTICA YIELD PLC

By:	/s/ Santiago Seage
Name:	Santiago Seage
Title:	Chief Executive Officer

ATLANTICA YIELD PLC

By:	/s/ Francisco Martinez-Davis
Name:	Francisco Martinez-Davis
Title:	Chief Financial Officer