Form 20-F/A
period 2016-12-31
Atlantica Yield plc
filed 2017-05-16
CIK 1601072

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20509

Form 20-F/A
(Amendment No. 2)
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

Emerging growth company ☐

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

This Amendment No. 2 on Form 20-F/A (“Amendment”) to the Annual Report on Form 20-F for the year ended December 31, 2016 (the “Original Form 20-F”) for Atlantica Yield plc (the “Company”), as originally filed with the Securities and Exchange Commission on February 28, 2017 (the “Original Filing Date”), as amended by Amendment No. 1 on Form 20-F/A filed with the Securities and Exchange Commission on March 29, 2017 (the “Amended Form 20-F”) is being filed to include the financial statements of Myah Bahr Honaine S.p.a. (“Honaine”) as Exhibit 99.1. Honaine is considered a significant equity investment for the Company for the year ended December 31, 2016, based on Regulation S-X 210.3-09, Separate Financial Statements of Subsidiaries Not Consolidated and 50 Percent or Less Owned Persons. The financial statements of Honaine have been prepared under IFRS-IASB. The Company is also including the consent of Deloitte Algerie S.ár.l., consenting to the incorporation by reference of its report dated May 5, 2017, relating to the financial statements of Honaine, in Registration Statements Nos. 333-20543, 333-205435, 333-205436 and 333-216253 on Form F-3, as Exhibit 15.1.

Except for the inclusion of Exhibits 99.1 and 15.1, this Amendment No. 2 does not reflect any events that may have occurred subsequent to the Original Filing Date and does not modify or update any disclosure made in the Original Form 20-F or the Amended Form 20-F. Additionally, in connection with the filing of this Amendment, the Company is including new certifications of the Company’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act and certifications pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

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
4.10ǂ
The Note Issuance Facility, dated February 10, 2017, among Atlantica Yield plc, HSBC Corporate Trust Company (UK) Limited as collateral agent, Elavon Financial Services DAC, UK Branch as agent, and a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder (incorporated by reference to Exhibit 4.10 to Atlantica Yield plc’s amendment to the annual report on Form 20-F/A submitted to the SEC on March 29, 2017 – SEC File No. 001-36487).

4.11
Amendment No. 1 to the Note Issuance Facility Agreement among Atlantica Yield plc, HSBC Corporate Trust Company (UK) Limited as collateral agent, Elavon Financial Services DAC, UK Branch as agent and a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder, dated March 28, 2017 (incorporated by reference to Exhibit 4.11 to Atlantica Yield plc’s amendment to the annual report on Form 20-F/A submitted to the SEC on March 29, 2017 – SEC File No. 001-36487).

4.12
Registration Rights Agreement dated March 28, 2017 among Atlantica Yield plc, Abengoa S.A., ACIL Luxco1 S.A. and GLAS Trust Corporation Limited as security agent (incorporated by reference to Exhibit 4.12 to to Atlantica Yield plc’s Form 6-K filed with the SEC on April 12, 2017 – SEC File No. 001-36487).

8.1
Subsidiaries of Atlantica Yield plc. (incorporated by reference to Exhibit 8.1 to Atlantica Yield plc’s amendment to the annual report on Form 20-F/A submitted to the SEC on March 29, 2017 – SEC File No. 001-36487).

12.1*	Certification of Santiago Seage, Chief Executive Officer of Atlantica Yield plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Francisco Martinez-Davis, Chief Financial Officer of Atlantica Yield plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Deloitte Algerie S.ár.l.

99.1*	Audited financial statements of Honaine as of and for the year ended December 31, 2016.

*	Indicates documents filed herewith.
ǂ	Confidential treatment has been requested with respect to certain portions of this exhibit. The omitted portions have been filed separately with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 2 on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 15, 2017

ATLANTICA YIELD PLC

By:	/s/ Santiago Seage
Name:	Santiago Seage
Title	Chief Executive Officer

ATLANTICA YIELD PLC

By:	/s/ Francisco Martinez-Davis
Name:	Francisco Martinez-Davis
Title:	Chief Financial Officer