Form 20-F/A
period 2016-12-31
Atlantica Yield plc
filed 2017-09-13
CIK 1601072

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20509

Form 20-F/A
(Amendment No. 3)

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

This Amendment No. 3 on Form 20-F/A (the “Amendment”) to the Annual Report on Form 20-F for the year ended December 31, 2016 (the “Original Annual Report”) for Atlantica Yield plc (the “Company”), as originally filed with the Securities and Exchange Commission on February 28, 2017 (the “Original Filing Date”), as amended by Amendment No. 1 on Form 20-F/A filed with the Securities and Exchange Commission on March 29, 2017 and by Amendment No. 2 on Form 20-F/A filed with the Securities and Exchange Commission on May 16, 2017 (the “Amended Annual Report”) is being filed to include revised certifications pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

The Company is also including the Annual Consolidated Financial Statements of the Company as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 dated February 28, 2017 (the “Audited Financial Statements”), audited financial statements of Myah Bahr Honaine S.p.a. (“Honaine”) as of and for the year ended December 31, 2016 and Item 15 of the Form 20-F. There are no changes to Item 15 or the Audited Financial Statements of the Company from the Original Annual Report and there are no changes to the audited financial statements of Honaine from Amendment No. 2 on Form 20-F/A.

This Amednment speaks as of the date of the Original Annual Report. This Amendment does not reflect any events that may have occurred subsequent to the Original Filing Date and does not modify or update any disclosure made in the Original Annual Report or the Amended Annual Report.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 3 on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: September 13, 2017

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

12.1*	Certification of Santiago Seage, Chief Executive Officer of Atlantica Yield plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Francisco Martinez-Davis, Chief Financial Officer of Atlantica Yield plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Deloitte S.L.

15.2*	Consent of Deloitte Algerie S.ár.l.

99.1*	Audited financial statements of Honaine as of and for the year ended December 31, 2016.

*	Indicates documents filed herewith.

ǂ	Confidential treatment has been requested with respect to certain portions of this exhibit. The omitted portions have been filed separately with the Securities and Exchange Commission.