Form 20-F
period 2019-12-31
Atlantica Yield plc
filed 2020-02-28
CIK 1601072

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20509

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019
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

Santiago Seage
Great West House, GW1, 17th floor
Great West Road
Brentford, United Kingdom TW8 9DF
Tel: +44 203 499 0465

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, nominal value $0.10 per share	AY	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 101,601,666 ordinary shares, nominal value $0.10 per share.

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

ATLANTICA YIELD PLC

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions, strategies, future events or performance (often, but not always, through the use of words or phrases such as may result, are expected to, will continue, is anticipated, believe, will, could, should, would, estimated, may, plan, potential, future, projection, goals, target, outlook, predict and intend or words of similar meaning) are not statements of historical facts and may be forward looking. Such statements occur throughout this report and include statements with respect to our expected trends and outlook, potential market and currency fluctuations, occurrence and effects of certain trigger and conversion events, our capital requirements, changes in market price of our shares, future regulatory requirements, the ability to identify and/or consummate future acquisitions on favorable terms, reputational risks, divergence of interests between our company and that of our largest shareholder’s and affiliates’, tax and insurance implications, and more. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, important factors included in Part I, Item 3D. Risk Factors (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could have a significant impact on our operations and financial results, and could cause our actual results to differ materially from those contained or implied in forward-looking statements made by us or on our behalf in this Form 20-F, in presentations, on our website, in response to questions or otherwise. These forward-looking statements include, but are not limited to, statements relating to:

•
the condition of the debt and equity capital markets and our ability to borrow additional funds and access capital markets, as well as our substantial indebtedness and the possibility that we may incur additional indebtedness going forward;

•	the ability of our counterparties to satisfy their financial commitments or business obligations and our ability to seek new counterparties in a competitive market;

•	government regulation, including compliance with regulatory and permit requirements and changes in tax laws, market rules, rates, tariffs, environmental laws and policies affecting renewable energy;

•	risks relating to our activities in areas subject to economic, social and political uncertainties;

•	our ability to finance and consummate new acquisitions on favorable terms;

•	risks relating to new assets and businesses which have a higher risk profile and our ability to transition these successfully;

•	potential environmental liabilities and the cost and conditions of compliance with applicable environmental laws and regulations;

•	risks related to our reliance on third-party contractors or suppliers;

•	risks related to our exposure in the labor market;

•	potential issues arising with our operators’ employees including disagreement with employees’ unions and subcontractors;

•	risks related to extreme weather events related to climate change could damage our assets or result in significant liabilities and cause an increase in our operation and maintenance costs;

•	the effects of litigation and other legal proceedings (including bankruptcy) against us and our subsidiaries;

•	price fluctuations, revocation and termination provisions in our off-take agreements and power purchase agreements;

•	our electricity generation, our projections thereof and factors affecting production, including weather conditions, energy regulation, availability and curtailment;

•	risks related to our relationship with our shareholders including bankruptcy;

•	our substantial short-term and long-term indebtedness, including additional debt in the future;

•	reputational and financial damage caused by our off-taker PG&E and potential default under our project finance agreement due to a breach of our underlying PPA agreement with PG&E; and

•	other factors discussed under “Risk Factors”.

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

Definitions

Unless otherwise specified or the context requires otherwise in this annual report:

•	references to “2016-2018 LTIP” refer to the long-term incentive plan which was in place between 2016 and 2018, and paid in March 2019;

•
references to “2019 Notes” refer to the 7.000% Senior Notes due 2019 in an aggregate principal amount of $255 million issued on November 17, 2014, as further described in “Item 5.B—Liquidity and Capital Resources—Financing Arrangements—2019 Notes”;

•
references to “2020 Green Private Placement” refer to the €290 million (approximately $320 million) senior secured notes maturing in June 20, 2026 which are expected to be issued under a senior secured note purchase agreement to be dated on or about April 1, 2020, to be entered with a group of institutional investors as purchasers of the notes issued thereunder as further described in “Item 5.B—Liquidity and Capital Resources—Financing Arrangements—2020 Green Private Placement;

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

•
references to “Annual Consolidated Financial Statements” refer to the audited annual consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, including the related notes thereto, prepared in accordance with IFRS as issued by the IASB (as such terms are defined herein), included in this annual report;

•	references to “ASI Operations” refer to ASI Operations LLC;

•	references to “Asset Transfer” refer to the transfer of assets contributed by Abengoa prior to the consummation of our initial public offering through a series of transactions;

•	references to “Atlantica” refer to Atlantica Yield plc and, where the context requires, Atlantica Yield plc together with its consolidated subsidiaries;

•	references to “ATN” refer to ATN S.A., the operational electronic transmission asset in Peru, which is part of the Guaranteed Transmission System;

•	references to “ATS” refer to ABY Transmision Sur S.A.;

•	references to “AYES Canada” refer to Atlantica Yield Energy Solutions Canada Inc., a vehicle formed by Atlantica and Algonquin to channel co-investment opportunities;

•	references to “Befesa Agua Tenes” refer to Befesa Agua Tenes, S.L.U;

•
references to “cash available for distribution” refer to the cash distributions received by the Company from its subsidiaries minus cash expenses of the Company, including debt service and general and administrative expenses;

•	references to “CESCE” refer to Compañia Española de Seguros de Credito a la Exportacion, S.A. the Spanish Company of Export Credit Insurance;

•	references to “CNMC” refer to Comision Nacional de los Mercados y de la Competencia, the Spanish state-owned regulator;

•	references to “COD” refer to the commercial operation date of the applicable facility;

•	references to “DOE” refer to the U.S. Department of Energy;

•	references to “DTC” refer to The Depository Trust Company;

•	references to “EMEA” refer to Europe, Middle East and Africa;

•	references to “EPACT” refer to the Energy Policy Act of 2005;

•	references to “EPC” refer to engineering, procurement and construction;

•
references to “EURIBOR” refer to Euro Interbank Offered Rate, a daily reference rate published by the European Money Markets Institute, based on the average interest rates at which Eurozone banks offer to lend unsecured funds to other banks in the euro wholesale money market;

•	references to “EU” refer to the European Union;

•	references to “Exchange Act” refer to the U.S. Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated by the SEC thereunder;

•	references to “Federal Financing Bank” refer to a U.S. government corporation by that name;

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

•
references to “Former Revolving Credit Facility” refer to the credit facility entered into on December 3, 2014, among the Company, as borrower, and Banco Santander, S.A., Bank of America, N.A., Citigroup Global Markets Limited, HSBC Bank plc and RBC Capital Markets, as joint lead arrangers and joint bookrunners;

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

•	references to “IPO” refer to our initial public offering of ordinary shares in June 2014;

•	references to “IRC” refer to the Internal Revenue Code of 1986;

•	references to “ITC” refer to investment tax credits;

•	references to “LIBOR” refer to London Interbank Offered Rate;

•	references to “LTIP” refer to the long-term incentive plan approved by the Board of Directors for 2019.

•	references to “MACRS” refer to the Modified Accelerated Cost Recovery System;

•	references to “Monterrey” refer to the 142 MW gas-fired engine facility including 130 MW installed capacity and 12 MW battery capacity, located in, Monterrey, Mexico;

•
references to “Multinational Investment Guarantee Agency” refer to Multinational Investment Guarantee Agency, a financial institution member of the World Bank Group which offers political insurance and credit enhancement guarantees;

•	references to “MW” refer to megawatts;

•	references to “MWh” refer to megawatt hour;

•	references to “NEPA” refer to the National Environment Policy Act;

•	references to “NOL” refer to net operating loss;

•
references to “Note Issuance Facility 2017” refer to the senior secured note facility dated February 10, 2017, of €275 million (approximately $308 million), with Elavon Financial Services DAC, UK Branch, as facility agent and a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder;

•
references to “Note Issuance Facility 2019” refer to the senior unsecured note facility dated April 30, 2019, of $300 million, with Lucid Agency Services Limited, as facility agent and a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder;

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

•
references to “Revolving Credit Facility” refers to the credit and guaranty agreement with a syndicate of banks entered into on May 10, 2018 and amended on January 24, 2019 and August 2, 2019, providing for a senior secured revolving credit facility in an aggregate principal amount of $425 million, of which $37.5 million matures on December 31, 2021, and the remaining $387.5 matures on December 31, 2022. The Revolving Credit Facility replaced tranche A of the Former Revolving Credit Facility, which was repaid in full and cancelled prior to its maturity on June 1, 2018;

•	references to “Rioglass” refer to Rioglass Solar Holding, S.A.;

•	references to “ROFO” refer to a right of first offer;

•	references to “ROFO agreements” refer to the AAGES ROFO Agreement, Algonquin ROFO Agreement and Abengoa ROFO Agreement;

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

PRESENTATION OF FINANCIAL INFORMATION

The selected financial information as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 is derived from, and qualified in its entirety by reference to, our Annual Consolidated Financial Statements, which are included elsewhere in this annual report and prepared in accordance with IFRS as issued by the IASB. The selected financial information as of December 31, 2017 and 2016 and for the years ended December 31, 2016 and 2015, is derived from, and qualified in its entirety by reference to, the annual consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016, which are included in the annual report on Form 20-F filed with the SEC on February 28, 2019, and prepared in accordance with IFRS as issued by the IASB. The selected financial information as of December 31, 2015 is derived from, and qualified in its entirety by reference to, the annual consolidated financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, which are included in the annual report on Form 20-F filed with the SEC on March 7, 2018, and prepared in accordance with IFRS as issued by the IASB.

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

The tables below present selected consolidated financial and business level information for Atlantica as of and for each of the years ended December 31, 2019, 2018, 2017, 2016 and 2015.

The selected financial information as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 is derived from, and qualified in its entirety by reference to, our Annual Consolidated Financial Statements, which are included elsewhere in this annual report and prepared in accordance with IFRS as issued by the IASB. The selected financial information as of December 31, 2017 and 2016 and for the years ended December 31, 2016 and 2015, is derived from, and qualified in its entirety by reference to, the annual consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016, which are included in the annual report on Form 20-F filed with the SEC on February 28, 2019, and prepared in accordance with IFRS as issued by the IASB. The selected financial information as of December 31, 2015 is derived from, and qualified in its entirety by reference to, the annual consolidated financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, which are included in the annual report on Form 20-F filed with the SEC on March 7, 2018, and prepared in accordance with IFRS as issued by the IASB.

The selected financial information as of and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015 is not intended to be an indicator of our financial condition or results of operations in the future. You should review such selected financial information together with our Annual Consolidated Financial Statements and notes thereto, included elsewhere in this annual report.

The following tables should be read in conjunction with “Item 5.A—Operating and Financial Review and Prospects—Operating Results” and our Annual Consolidated Financial Statements and related notes included elsewhere in this annual report.

Consolidated income statements for the years ended December 31, 2019, 2018, 2017, 2016 and 2015

	Year ended December 31,
	2019	2018	2017	2016	2015
	($ in millions, except for share and per share information)
Revenue	1,011.5	1,043.8	1,008.4	971.8	790.9
Other operating income	93.8	132.5	80.8	65.5	68.8
Employee benefit expense	(32.2)	(15.1)	(18.7)	(14.8)	(5.8)
Depreciation, amortization and impairment charges	(310.8)	(362.7)	(311.0)	(332.9)	(261.3)
Other operating expenses	(261.8)	(310.6)	(301.5)	(287.2)	(248.1)
Operating profit/(loss)	500.5	487.9	458.0	402.4	344.5
Financial income	4.1	36.4	1.0	3.3	3.5
Financial expense	(408.0)	(425.0)	(463.7)	(408.0)	(333.9)
Net exchange differences	2.7	1.6	(4.1)	(9.6)	3.9
Other financial income/(expense), net	(1.1)	(8.2)	18.4	8.5	(200.2)
Financial expense, net	(402.3)	(395.2)	(448.4)	(405.8)	(526.7)
Share of profit/(loss) of associates carried under the equity method	7.4	5.2	5.3	6.7	7.8
Profit/(loss) before income tax	105.6	97.9	14.9	3.3	(174.4)
Income tax benefit/(expense)	(31.0)	(42.6)	(119.8)	(1.7)	(23.8)
Profit/(loss) for the year	74.6	55.3	(104.9)	1.6	(198.2)
Profit/(loss) attributable to non-controlling interest	(12.5)	(13.7)	(6.9)	(6.5)	(10.8)
Profit/(loss) for the year attributable to the parent company	62.1	41.6	(111.8)	(4.9)	(209.0)
Less Predecessor Loss prior to Initial Public Offering on June 12, 2014	—	—	—	—	—
Net profit/(loss) attributable to the parent company subsequent to Initial Public Offering	—	—	—	—	—
Weighted average number of ordinary shares outstanding (millions)	101.1	100.2	100.2	100.2	92.8
Basic and diluted earnings per share attributable to the parent company (U.S. dollar per share)	0.61	0.42	(1.12)	(0.05)	(2.25)
Dividend paid per share(1)	1.57	1.38	1.05	0.4530	1.4292

Notes:

(1)
2019: On February 26, 2019, the board of directors declared a dividend of $0.37 per share corresponding to the fourth quarter of 2018, which was paid on March 22, 2019. On May 7, 2019, the board of directors approved a dividend of $0.39 per share corresponding to the first quarter of 2019, which was paid on June 14, 2019. On August 2, 2019, the board of directors approved a dividend of $0.40 per share corresponding to the second quarter of 2019, which was paid on September 13, 2019. On November 5, 2019, the board of directors approved a dividend of $0.41 per share corresponding to the third quarter of 2019, which was paid on December 13, 2019.

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

2016: In February 2016, taking into consideration the uncertainties resulting from the situation of Abengoa, the board of directors decided to postpone the decision whether to declare a dividend in respect of the fourth quarter of 2015 until the second quarter of 2016. In May 2016, considering the uncertainties in Abengoa situation, our board of directors decided not to declare a dividend in respect of the fourth quarter of 2015 and to postpone the decision on whether to declare a dividend in respect of the first quarter 2016 until we had obtained greater clarity on cross default and change of ownership issues. On August 3, 2016, based on waivers or forbearances obtained to that date, our board of directors decided to declare a dividend of $0.145 per share for the first quarter of 2016 and a dividend of $0.145 per share for the second quarter of 2016. The dividend was paid on September 15, 2016, to shareholders of record August 31, 2016. From that amount, we retained $12.3 million of the dividend attributable to Abengoa. On November 11, 2016, our board of directors, based on waivers or forbearances obtained to that date, decided to declare a dividend of $0.163 per share, paid on December 15, 2016, to shareholders of record on November 30, 2016, and from that amount we retained $6.7 million of the dividend attributable to Abengoa in accordance with the provisions of the parent support agreement and an agreement reached with Abengoa in relation to the ACBH preferred equity investment.

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

Consolidated statements of financial position as of December 31, 2019, 2018, 2017, 2016 and 2015

	As of December 31,
	2019	2018	2017	2016	2015
	($ in millions)
Non-Current assets:
Contracted concessional assets	8,161.1	8,549.2	9,084.2	8,924.2	9,300.9
Investments carried under the equity method	139.9	53.4	55.8	55.0	56.2
Financial investments	91.6	52.7	45.3	69.8	93.8
Deferred tax assets	148.0	136.0	165.1	202.9	191.3
Total non-current assets	8,540.6	8,791.3	9,350.4	9,251.9	9,642.2
Current assets:
Inventories	20.3	18.9	17.9	15.5	14.9
Trade and other receivables	317.6	236.4	244.4	207.6	197.3
Financial investments	218.6	240.8	210.1	228.0	221.4
Cash and cash equivalents	562.8	631.5	669.4	594.8	514.7
Total current assets	1,119.2	1,127.7	1,141.9	1,045.9	948.3
Total assets	9,659.8	9,919.0	10,492.3	10,297.8	10,590.5
Total equity	1,714.9	1,756.1	1,895.4	1,959.1	2,023.5
Non-current liabilities:
Long-term corporate debt	695.1	415.2	574.2	376.3	661.3
Long-term project debt	4,069.9	4,826.7	5,228.9	4,629.2	3,574.5
Other liabilities	2,206.6	2,181.9	2,292.9	2,158.1	2,238.4
Total non-current liabilities	6,971.6	7,423.8	8,096.5	7,163.6	6.474.2
Current liabilities:
Short-term corporate debt	28.7	268.9	68.9	291.9	3.2
Short-term project debt	782.4	264.4	246.3	701.3	1,896.1
Other liabilities	162.3	205.8	187.0	181.9	193.5
Total current liabilities	973.4	739.1	500.4	1,175.1	2,092.8
Equity and total liabilities	9,659.8	9,919.0	10,492.3	10,297.8	10,590.5

Consolidated cash flow statements for the years ended December 31, 2019, 2018, 2017, 2016 and 2015

	Year ended December 31,
	2019	2018	2017	2016	2015
	($ in millions)
Gross cash flows from operating activities
Profit/(loss) for the year	62.1	55.3	(104.9)	1.6	(198.2)
Adjustments to reconcile after-tax profit to net cash generated by operating activities	701.8	697.6	848.8	664.8	734.9
Profit for the year adjusted by non-monetary items	776.4	752.9	743.9	666.4	536.7
Net interest / taxes paid	(299.5)	(333.5)	(349.5)	(334.0)	(310.2)
Variations in working capital	(113.4)	(18.4)	(8.8)	2.0	73.1
Total net cash flow provided by/(used in) operating activities	363.6	401.0	385.6	334.4	299.6
Net cash flows from investing activities
Investments in entities under the equity method	30.4	4.4	3.0	5.0	4.4
Investments in contracted concessional assets(1)	22.0	68.0	30.1	(6.0)	(106.0)
Other non-current assets/liabilities	2.7	(16.7)	8.2	(3.6)	5.7
Acquisitions / sales of subsidiaries and other financial instruments	(173.4)	(70.6)	30.1	(21.7)	(834.0)
Total net cash flows provided by/ (used in) investing activities	(118.2)	(14.9)	71.4	(26.3)	(929.9)
Net cash flows provided by/ (used in) financing activities	(310.1)	(405.2)	(416.3)	(226.1)	810.9
Net increase/(decrease) in cash and cash equivalents	(64.8)	(19.1)	40.7	82.0	180.6
Cash, cash equivalents and bank overdrafts at beginning of the year	631.5	669.4	594.8	514.7	354.2
Translation differences cash or cash equivalents	(3.9)	(18.8)	33.9	(1.9)	(20.1)
Cash and cash equivalents at the end of the year	562.8	631.5	669.4	594.8	514.7
_________________

Note:
(1)	Includes proceeds for $22.2 million, $72.6 million and $42.5 million in 2019, 2018 and 2017 respectively. See note 6 of the Annual Consolidated Financial Statements.

Geography and business sector data

Revenue by geography

	Year ended December 31,
	2019	2018	2017	2016	2015
	($ in millions)
North America	333.0	357.2	332.7	337.0	328.1
South America	142.2	123.2	120.8	118.8	112.5
EMEA	536.3	563.4	554.9	516.0	350.3
Total revenue	1,011.5	1,043.8	1,008.4	971.8	790.9

Revenue by business sector

	Year ended December 31,
	2019	2018	2017	2016	2015
	($ in millions)
Renewable energy	761.1	793.5	767.2	724.3	543.0
Efficient natural gas	122.3	130.8	119.8	128.1	138.7
Electric transmission	103.5	96.0	95.1	95.1	86.4
Water	24.6	23.5	26.3	24.3	22.8
Total revenue	1,011.5	1,043.8	1,008.4	971.8	790.9

Non-GAAP financial data

Further Adjusted EBITDA by geography

	Year ended December 31,
	2019	2018	2017	2016	2015
	($ in millions)
North America(1)	305.1	308.8	282.3	284.7	279.6
South America	115.3	100.2	108.8	124.6	110.9
EMEA(1)	390.8	441.6	388.2	354.0	233.7
Further Adjusted EBITDA(2)(3)(4)	811.2	850.6	779.3	763.3	624.2

Note:

(1)
Further Adjusted EBITDA for EMEA and North America does not include our pro rata share of EBITDA from unconsolidated affiliates, which was $10.4 million, $8.1 million, $7.3 million, $8.8 million and $12.3 million for the years ended December 31, 2019, 2018, 2017, 2016 and 2015.

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

(4)
Further Adjusted EBITDA does not include our pro rata share of EBITDA from unconsolidated affiliates, which was $10.4 million, $8.1 million, $7.3 million, $8.8 million and $12.3 million for the years ended December 31, 2019, 2018, 2017, 2016 and 2015.

Further Adjusted EBITDA by business sector

	Year ended December 31,
	2019	2018	2017	2016	2015
	($ in millions)
Renewable energy(1)	603.7	664.4	569.2	538.4	414.0
Efficient natural gas(1)	107.5	93.9	106.1	106.5	107.7
Electric transmission	85.6	78.4	87.7	104.8	89.0
Water(1)	14.4	13.9	16.3	13.6	13.5
Further Adjusted EBITDA(2)(3)(4)	811.2	850.6	779.3	763.3	624.2

Note:

(1)
Further Adjusted EBITDA for Water, Efficient natural gas and Renewable energy does not include our pro rata share of EBITDA from unconsolidated affiliates, which was $10.4 million, $8.1 million, $7.3 million, $8.8 million and $12.3 million for the years ended December 31, 2019, 2018, 2017, 2016 and 2015.

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

(4)
Further Adjusted EBITDA does not include our pro rata share of EBITDA from unconsolidated affiliates, which was $10.4 million, $8.1 million, $7.3 million, $8.8 million and $12.3 million for the years ended December 31, 2019, 2018, 2017, 2016 and 2015.

The following table sets forth a reconciliation of Further Adjusted EBITDA to our profit/(loss) for the year from continuing operations:

Reconciliation of profit/(loss) for the year to Further Adjusted EBITDA

	Year ended December 31,
	2019	2018	2017	2016	2015
	($ in millions)
Profit/(loss) for the year attributable to the parent company	62.1	41.6	(111.8)	(4.9)	(209.0)
Profit/(loss) attributable to non-controlling interest from continued operations	12.5	13.7	6.9	6.5	10.8
Income tax	30.9	42.6	119.8	1.7	23.8
Share of loss/(profit) of associates carried under the equity method	(7.5)	(5.2)	(5.3)	(6.7)	(7.8)
Financial expenses, net	402.3	395.2	448.4	405.8	526.7
Operating profit/(loss)	500.4	487.9	458.0	402.4	344.5
Depreciation, amortization and impairment charges	310.8	362.7	311.0	332.9	261.3
Dividend from preferred equity investment	-	-	10.3	28.0	18.4
Further Adjusted EBITDA	811.2	850.6	779.3	763.3	624.2

The following table sets forth a reconciliation of Further Adjusted EBITDA to our net cash generated by or used in operating activities:

Reconciliation of net cash generated by operating activities to Further Adjusted EBITDA

	Year ended December 31,
	2019	2018	2017	2016	2015
	($ in millions)
Net cash generated by operating activities	363.5	401.0	385.6	334.4	299.6
Interests (paid)/received	299.5	321.0	344.7	332.1	310.2
Income tax (paid)/received	0	12.5	4.8	2.0	(0.5)
Variations in working capital	113.4	18.4	8.8	(2.0)	(73.1)
Non-monetary adjustments, other cash finance costs and other	34.8	97.7	35.4	96.8	88.0
Further Adjusted EBITDA	811.2	850.6	779.3	763.3	624.2

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our results of operations have been, and continue to be, materially affected by conditions in the global economy. In the United States, capital markets have been experiencing some volatility recently probably driven by signs of a global economic slowdown, concerns on upcoming decisions on interest rates, inflation fears, trade tensions with China and the escalation of the conflict with Iran. Concerns over inflation, volatile oil and gas prices, geopolitical issues, the availability and cost of credit, sovereign debt and the instability of the euro have contributed to increased volatility and diminished expectations for the economy and global capital markets going forward. These factors have in the past precipitated economic slowdowns and led to a recent recession and weak economic growth. Adverse events and continuing disruptions in the global economy and in the global capital markets may have a material adverse effect on our business, financial condition, results of operations and cash flows. Moreover, even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility with certain factors, including volatile oil prices, interest rates, consumer spending, business investment, government spending, inflation affecting the business and economic environment that could affect the economic and financial situation of our concession contracts counterparties and, ultimately, the profitability and growth of our business.

Generalized or localized downturns or inflationary or deflationary pressures in our key geographical areas could also have a material adverse effect on our business, financial condition, results of operations and cash flows. A significant portion of our business activity is concentrated in the United States, Mexico, Peru and Spain. Consequently, we are significantly affected by the general economic conditions in these countries. Spain, for instance, has experienced negative economic conditions in the last few years, including high unemployment and significant government debt, increased lately by the continued uncertainty regarding the Catalonian political situation, which we believe could adversely affect our operations in the future. The effects on the European and global economy of the exit of the United Kingdom from the European Union or of any other member states from the Eurozone, the dissolution of the euro, or the perception that any of these events are imminent, are inherently difficult to predict and could give rise to operational disruptions or other risks of contagion to our business and have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, to the extent uncertainty regarding the European economic recovery continues to negatively affect government or regional budgets, our business, financial condition, results of operations and cash flows could be materially adversely affected. Various European political parties who question the austerity policies implemented in certain European countries have added political instability to the region. Finally, the elections to the European Parliament held on May 23-26, 2019, have resulted in changes in the political landscape which may have an impact on the internal policies of the European Union and, ultimately, on our business, financial condition, results of operations and cash flows. Additionally, political changes in key geographies, including the United States, could affect our business in the United States or in other countries including, for example, Mexico. Finally, other downturns or disruptions provoked by social unrest in the countries where we operate, like those we have seen in Chile or Algeria, or diseases like the COVID-19 could have a material adverse impact on our business, financial condition, results of operations and cash flows.

We may not be able to arrange the required or desired financing for acquisitions and for the successful refinancing of the Company’s project level and corporate level indebtedness.

The global capital and credit markets have experienced in the past and may continue to experience periods of extreme volatility and disruption. At times, our access to financing was curtailed by market conditions and other factors. In recent years, capital markets have been highly volatile, particularly in the United States and Europe. These adverse market conditions could prevent us from accessing the capital markets in a manner that would permit the Company to make acquisitions or refinance its debt on satisfactory terms or at all. Continued disruptions, uncertainty or volatility in the global capital and credit markets may limit our access to additional capital required to operate or grow our business, including our access to new debt and equity capital to make further acquisitions or access to project debt, which we may use to fund or refinance many of our projects and corporate level debt, even in cases where such capital has already been committed. Such market conditions may limit our ability to replace, in a timely manner, maturing liabilities and access the capital necessary to grow our business, or replace financing previously committed for a project that ceases to be available to us. As a result, we may be forced to delay raising capital, issue shorter-term securities than we prefer, or bear a higher cost of capital which could decrease our profitability and significantly reduce our financial flexibility or even require us to modify our dividend policy. In the event we are required to replace previously committed financing to certain projects that subsequently becomes unavailable, we may have to postpone or cancel planned acquisitions or capital expenditures. The inability to raise capital, higher costs of capital or postponement or cancellation of planned acquisitions or capital expenditures may have a materially adverse effect on our business, financial condition, results of operations and cash flows. In addition, our ability to arrange financing, either at the corporate level or at a non-recourse project level subsidiary, and the costs of such capital, are dependent on numerous factors, including:

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

Counterparties to our off-take agreements may not fulfill their obligations and, as our contracts expire, we may not be able to replace them with agreements on similar terms in light of increasing competition in the markets in which we operate.

A significant portion of the electric power we generate, the transmission capacity we have, and our desalination capacity is sold under long-term off-take agreements with public utilities, industrial or commercial end-users or governmental entities, with a weighted average remaining duration of approximately 18 years as of December 31, 2019.

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

On January 29, 2019, PG&E, the off-taker for Atlantica Yield with respect to the Mojave plant, filed for reorganization under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Northern District of California (the “Bankruptcy Court”). As a consequence, PG&E did not pay the portion of the invoice corresponding to the electricity delivered for the period between January 1 and January 28, 2019, which was due on February 25, given that the services relate to the pre-petition period and any payment therefore would require approval by the Bankruptcy Court. However, Mojave Solar filed a 503(b)(9) claim for the portion of energy delivered 20 days prior to the PG&E filing, which was approved by an order of the Bankruptcy Court on August 15, 2019. Mojave Solar filed a general unsecured claim on October 17, 2019 for the remaining outstanding balance of energy. Further, PG&E has paid all invoices corresponding to the electricity delivered after January 28. Due to the PG&E Chapter 11 filings, a default of the PPA agreement with PG&E occurred with the PG&E bankruptcy filing. Since PG&E failed to assume the PPA within 180 days from the commencement of PG&E’s Chapter 11 proceeding, a technical event of default was triggered under our Mojave project finance agreement in July 2019. Although we do not expect the acceleration of debt to be declared by the DOE, the project debt agreement does not have what International Accounting Standards define as an unconditional right to defer the settlement of the debt for at least twelve months, as the event of default provision make that right not totally unconditional, and therefore the debt has been presented as current in our financial statements. As of December 31, 2019, Mojave had $707 million outstanding under its project financing agreement with the Federal Financing Bank, with a guarantee from the DOE. Additionally, Mojave represented approximately 13.5% of 2018 project level cash available for distribution. Chapter 11 bankruptcy is a complex process and we do not know at this time whether PG&E will seek to reject the PPA or not.  However, PG&E has continued to be in compliance with the remaining terms and conditions of the PPA, including with all payment terms of the PPA up through the date hereof with the exception of services for prepetition services that became due and payable after the chapter 11 filing date. It remains possible that at any time during the chapter 11 proceeding, PG&E may decide to cease performing under the PPA and attempt to reject or renegotiate the terms of its contract with us. If PG&E rejected the contract and stopped making payments in accordance with the PPA, Mojave could fail in servicing its debt under its project finance agreement, which would also cause a default under the project finance agreement. If not cured or waived, an event of default in the project finance agreement could result in debt acceleration and, if such amounts were not timely paid, the DOE could decide to foreclose on the asset. Further, it is possible that the current timetable for confirmation could be delayed due to various matters relating to the treatment of claims, including claims that may arise during the Chapter 11 case. The PG&E bankruptcy has heightened the risk that project level cash distributions could be restricted for an undetermined period of time, thereby impacting our corporate liquidity and corporate leverage. Mojave project cash distributions to the corporate level normally take place at the end of the year. The last distribution received at the corporate level took place in December 2018. Unless the technical event or default is cured or waived, distributions may not be made during the pendency of the bankruptcy. Such events may have a material adverse effect on our business, financial condition, results of operations and cash flows.

During recent months, the credit rating of Eskom has also weakened and is currently CCC+ from S&P Global Rating (“S&P”), B3 from Moody’s Investor Service Inc. (“Moody’s”) and BB- from Fitch Ratings Inc. (“Fitch”). Eskom is the off-taker of our Kaxu solar plant, a state-owned, limited liability company, wholly owned by the government of the Republic of South Africa. Eskom’s payment guarantees to our solar plant Kaxu are underwritten by the South African Department of Energy, under the terms of an implementation agreement. The credit ratings of the Republic of South Africa as of the date of this report are BB/Baa3/BB+ by S&P, Moody’s and Fitch, respectively.

In addition, the credit rating of Pemex has also weakened and is currently BBB+ from S&P, Baa3 from Moody’s and BB+ from Fitch. We have been experiencing delays in collections in the last few months. Although we believe they are partially due to changes in personnel following the elections last year, we continue to monitor the situation closely.

The cost of renewable energy has considerably decreased over the past years, becoming a consistently competitive source of power generation compared to traditional fossil fuels in many regions, and it is expected to continue falling in the future. In addition, there has been an increase in the number of players and competition in the renewable energy space in the last few years, industrial companies and other independent power producer as well as large infrastructure funds and other financial players. The reduction in the cost of renewable energy and the intense competition has contributed to a reduction in electricity prices paid by the off-takers. In light of these market conditions, we may not be able to replace an expiring or terminated agreement with an agreement on equivalent terms and conditions, including at prices that permit operation of the related facility on a profitable basis. In addition, we believe many of our competitors have well-established relationships with our current and potential suppliers, lenders and customers and have extensive knowledge of our target markets. As a result, these competitors may be able to respond more quickly to evolving industry standards and changing customer requirements than us. Adoption of technology more advanced than our own could reduce the power production costs of our competitors, resulting in their having a lower cost structure than is achievable with the technologies we currently employ and adversely affect our ability to compete for off-take agreement renewals. If we are unable to replace an expiring or terminated off-take agreement, the affected facility may temporarily or permanently cease operations. External events, such as a severe economic downturn and lower commodity prices, could also impair the ability of some counterparties to our off-take agreements and other customer agreements to pay for energy and/or other products and services received.

Our inability to enter into new or replacement off-take agreements or to compete successfully against current and future competitors in the markets in which we operate may have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

In addition, our strategy to grow our business through the acquisition of renewable energy projects partly depends on current government policies that promote and support renewable energy and enhance the economic viability of owning solar and wind energy projects. Renewable energy projects currently benefit from various U.S. federal, state and local governmental incentives, such as ITCs, PTCs, loan guarantees, RPS programs, or MACRS along with other incentives. These policies have had a significant impact on the development of renewable energy and they could change at any time, especially in the event that the current administration was to embark on further significant changes in federal energy policy. The current U.S. administration has also made public statements regarding overturning or modifying policies of, or regulations enacted by, the prior administration that placed limitations on coal and gas electric generation, mining and/or exploration. Additionally, many of these government incentives, including the ITCs and the PTCs, are subject to phase-out and/or expiration. These incentives make the development of renewable energy projects more competitive by providing tax credits, accelerated depreciation and expensing for a portion of the development costs, decreasing the costs associated with developing such projects or creating demand for renewable energy assets through RPS programs. A loss or reduction in such incentives or the value of such incentives, a change in policy away from limitations on coal and gas electric generation, mining and exploration, or a reduction in the capacity of potential investors to benefit from such incentives could decrease the attractiveness of solar or renewable energy projects to project developers, and the attractiveness of solar energy systems to utilities, retailers and customers. Such a loss or reduction could also reduce our acquisition opportunities and our willingness to pursue renewable energy projects due to higher operating costs or lower revenues from off-take agreements. See also “—Risks Related to Taxation.”

The current U.S. administration’s environmental and tax policies may create regulatory uncertainty in the clean energy sector and may lead to a reduction or removal of various clean energy programs and initiatives designed to curtail climate change. Such a reduction or removal of incentives may diminish the market for future renewable energy off-take agreements and reduce the ability for renewable developers to compete for future energy off-take agreements, which may reduce incentives for project developers to invest in the development and construction of clean energy and water infrastructure contracted assets. To the extent that these policies are changed in a manner that reduces the incentives or the value of such incentives or reduces the capacity of potential investors to benefit from such incentives, this could cause reduced revenues and reduced economic returns, resulting in increased financing costs and difficulty in obtaining financing.

The reduction in the corporate tax rate diminishes the benefit of tax incentives for potential investors and reduces the value of accelerated depreciation deductions and the expensing of certain capital expenditures. Any effort to overturn federal and state laws, regulations or policies that are supportive of existing or new solar energy generation or that remove costs or other limitations on other types of generation that compete with solar energy projects could materially and adversely affect the Company’s business. Additionally, the current U.S. administration is exploring potential legal and regulatory strategies to subsidize coal and nuclear generation, which could allow those technologies to become more cost competitive relative to renewable generation sources.

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

In addition, the U.S. government conducted in the past years trade investigations relating to solar modules manufactured in China (with cells from other countries) and cells manufactured in Taiwan, which resulted in import tariffs on foreign-manufactured solar panel. As a result, in early January 2015, the U.S. government imposed preliminary tariffs on solar cells manufactured in Taiwan and solar panels and modules containing such cells. Similar measures were taken for solar cells manufactured in China at the beginning of 2018, the tariff steps down from 30% in 2018 to 15% over four years and then is eliminated.

With the stabilization or increase of solar panel and raw materials prices, our growth could slow. Although Atlantica does not purchase solar panels directly, higher cost solar panels could reduce our willingness to pursue renewable energy projects due to higher operating costs or lower revenues from off-take agreements.

We are exposed to political, social and macroeconomic risks relating to the United Kingdom’s exit from the European Union.

On June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the European Union (commonly referred to as “Brexit”), and the U.K. government invoked Article 50 of the Lisbon Treaty related to withdrawal on March 29, 2017. The withdrawal of the United Kingdom from the European Union was initially expected to take effect on March 29, 2019. Under Article 50, the Treaty on the European Union and the Treaty on the Functioning of the European Union cease to apply in the relevant state from the date of entry into force of a withdrawal agreement or, failing that, two years after the notification of intention to withdraw, although this period may be extended in certain circumstances. On March 14, 2019, the U.K. government sought permission from the EU to extend Article 50 and agree a later Brexit date. On January 31, 2020, the U.K. ceased to be part of the European Union and entered into a transition period to, among other things, negotiate an agreement with the EU on the future terms of the United Kingdom’s relationship with the European Union. The transition period is currently expected to end on December 31, 2020. As of the date of this report, the United Kingdom and the European Union have not reached an agreement. Therefore, the impact of the United Kingdom’s departure from, and future relationship with, the European Union are uncertain. There is the potential that the United Kingdom and the European Union may not agree to a withdrawal arrangement before the date the United Kingdom leaves the European Union. Regardless of the eventual timing or terms of the United Kingdom’s exit from the EU, the result of the 2016 referendum continues to create significant political, regulatory and macroeconomic uncertainty.

There are a number of areas of uncertainty in connection with the future of the United Kingdom and its relationship with the EU. The negotiation of the United Kingdom’s exit terms and related matters may take several years. Given this uncertainty and the range of possible outcomes, it is not currently possible to determine the impact that the United Kingdom’s departure from the EU and/or any related matters may have on general economic conditions in the United Kingdom or the EU. The exit of the United Kingdom (or any other country) from the EU or prolonged periods of uncertainty relating to any of these possibilities could result in significant macroeconomic deterioration, including, but not limited to, further decreases in global stock exchange indices, increased foreign exchange volatility, decreased GDP in the European Union or other markets in which we operate, issues with cross-border trade, political and regulatory uncertainty and further sovereign credit downgrades. In addition, there could be changes to tax regulation affecting the repatriation of dividends from other countries, which may negatively affect us. Additionally, the impact of potential changes to the United Kingdom’s migration policy could adversely impact our employees of non-U.K. nationality currently working in the United Kingdom as well as have an uncertain impact on cross-border labor. The potential loss of the EU “passport,” or any other potential restrictions on free travel of UK citizens to Europe, and vice versa, could adversely impact the jobs market in general and our operations in Europe. Finally, Brexit is likely to lead to legal uncertainty in areas such as data protection, taxation, and potentially divergent national laws and regulations as the UK determines which EU laws to replace or replicate, including the General Data Protection Regulation. Any of these effects of Brexit, and others we cannot anticipate, could adversely affect our business, financial condition, results of operations and cash flows.

We have international operations and investments, including in emerging markets that could be subject to economic, social and political uncertainties.

We operate our activities in a range of international locations, including North America (Canada, the United States and Mexico), South America (Colombia, Peru, Chile and Uruguay), and EMEA (Spain, Algeria and South Africa), and we may expand our operations to certain core countries within these regions. Accordingly, we face a number of risks associated with operating and investing in different countries that may have a material adverse effect on our business, financial condition, results of operations and cash flows. These risks include, but are not limited to, adapting to the regulatory requirements of such countries, compliance with changes in laws and regulations applicable to foreign corporations, the uncertainty of judicial processes, and the absence, loss or non-renewal of favorable treaties, or similar agreements, with local authorities or political, social and economic instability, all of which can place disproportionate demands on our management, as well as significant demands on our operational and financial personnel and business. As a result, we can provide no assurance that our future international operations and investments will remain profitable.

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

For example, in Algeria, protests started in February 2019 after former president announced that he would run for a fifth term in office. Although the president stepped down several weeks later, demonstrations and protests have been ongoing and political instability remains. In addition, in Chile violent social protests started in October 2019. Several social measures were approved; however, the social crisis has not been resolved yet. Protests could have an adverse effect on our business, financial condition, results of operations and cash flows. In addition, potential social measures could also have an adverse effect in our business, for example, if the government decided to increase taxation on our assets.

Our U.S. dollar-denominated contracts in Algeria, Mexico, Chile and Peru are payable in local currency at the exchange rate of the payment date and in some cases include portions in local currency; our contract for Kaxu in South Africa is denominated and payable in South African rands. In the event of a rapid devaluation or implementation of exchange or currency controls, we may not be able to exchange the local currency for the agreed dollar amount, which could affect our cash available for distribution. Governments in Latin America and Africa frequently intervene in the economies of their respective countries and occasionally make significant changes in policy and regulations. Governmental actions in certain countries to control inflation and other policies and regulations have often involved, among other measures, price controls, currency devaluations, capital or exchange controls and limits on imports. Such devaluation, implementation of exchange or currency controls or governmental involvement may have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

On account of our dividend policy, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional equity securities in connection with any acquisitions or growth capital expenditures, the payment of dividends on these additional equity securities may increase the risk that we will be unable to maintain or increase our per share dividend. There are no limitations in our articles of association on our ability to issue equity securities, including preferred shares or other securities ranking senior to our shares. The issuance of additional debt securities and/or the incurrence of additional bank borrowings or other debt by us or by intermediate subsidiaries or by our project-level subsidiaries to finance our growth strategy could result in increased interest expense, increased debt repayment and the imposition of additional or more restrictive covenants, which, in turn, may impact the cash distributions we receive from our subsidiaries.

We may not be able to identify and reach agreements with new partners similar to the AAGES and Algonquin ROFO agreements.

We intend to enter into an agreement or agreements with new partners that own or develop renewable energy, electric transmission or water assets in the geographies in which we operate. Any such new partner would be a source of assets in addition to AAGES, Algonquin and Abengoa. We cannot be certain that we will be successful in identifying or reaching an agreement with new partners. We also cannot be certain that any agreement with a new partner will have terms similar to the AAGES ROFO Agreement and such terms may be less favorable to us. Even if we do reach an agreement with a new partner, it cannot be certain that we will be able to acquire additional assets from any such partner in the future.

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

Our ability to effectively consummate future acquisitions will also depend on our ability to arrange the required or desired financing for acquisitions or to refinance existing corporate debt. We may not have access to the capital markets to issue new equity or debt securities or sufficient availability under our credit facilities or have access to project level financing on commercially reasonable terms when acquisition opportunities arise. At times, our access to financing was curtailed by market conditions and other factors. In recent years, capital markets have been highly volatile, particularly in the United States and Europe. These adverse market conditions could prevent us from accessing the capital markets in a manner that would permit us to make an acquisition or refinance any corporate facility in a timely manner.

An inability to obtain the required or desired financing could significantly limit our ability to consummate future acquisitions and accomplish our growth strategy. If financing is available, utilization of our credit facilities, debt securities or project level financing for all or a portion of the purchase price of an acquisition, as applicable, could significantly increase our interest expense and debt repayment, impose additional or more restrictive covenants, and reduce cash available for distribution. Similarly, the issuance of additional equity securities as consideration for acquisitions could cause significant shareholder dilution and reduce our per share cash available for distribution if the acquisitions are not sufficiently accretive. If we are unable to obtain financing necessary for acquisitions, it will hamper our ability to execute our growth strategy and limit our ability to increase the amount of dividends paid to holders of our shares.

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

Furthermore, we will compete with other local and international companies for acquisition opportunities from third parties, which may increase our cost of making acquisitions or cause us to refrain from making acquisitions from third parties. Some of our competitors for acquisitions are much larger than us, with substantially greater resources. These companies may be able to pay more for acquisitions due to cost of capital advantages, potential synergies or other drivers, and may be able to identify, evaluate, bid for and purchase a greater number of assets than our financial or human resources permit. If we are unable to identify and consummate future acquisitions, it will impede our ability to execute our growth strategy and limit our ability to increase the amount of dividends paid to holders of our shares.

Our ability to consummate future acquisitions also depends on the availability of financing. See “—We may not be able to arrange the required or desired financing for acquisitions.”

Finally, demand for renewable energy may be affected by the cost of other energy sources, including nuclear, coal, natural gas and oil. For example, low natural gas prices have led, in some instances, to increased natural gas consumption in lieu of other energy sources. To the extent renewable energy becomes less cost-competitive, demand for renewable energy could decrease. Slow growth or a long-term reduction in the energy demand could cause a reduction in the development of renewable energy programs projects. Decreases in the prices of electricity could affect our ability to acquire assets, as renewable energy developers may not be able to compete with providers of other energy sources at such lower prices. Our inability to acquire assets could have a material adverse effect on our ability to execute our growth strategy.

In order to grow our business, we may acquire assets or businesses which have a higher risk profile or are less ESG-friendly than certain assets in our current portfolio.

In order to grow our business, we may acquire assets and businesses which may have a higher risk profile than certain of the assets we currently own. Competition to acquire contracted assets in operation has been high in recent years and is expected to continue being so. As a result, we have recently announced acquisitions with some exposure to development and construction risk. We may consider investing in assets which are not currently in operation and which are subject to development and construction risk. Construction of renewable assets, among others, is subject to risk of cost overruns and delays. There can be no assurances that assets under development and construction will perform as expected or that the returns will be as expected. In addition, we may consider acquiring business which are not contracted, including regulated businesses, which are subject to demand risk. We may also consider acquiring assets which are not contracted or not fully contracted, for which revenues will depend on the price of the electricity and which are subject to merchant risk. Furthermore, we may consider acquiring assets with revenues not denominated in US dollars or euros, which would increase our exposure to local currency and which could generate higher volatility in the cash flows we generate. In all these types of assets and businesses, the risk of not meeting the expected cash flow generation and expected returns is higher than in contracted assets. In addition, these type of assets and businesses could present a higher variability in the cash flows they generate. In addition, we may acquire assets which may be considered as less ESG-friendly than certain assets in our current portfolio by current and potential investors. For example, considering the competitive landscape for renewable assets in recent years, we may acquire additional natural gas assets. Although we have set a target to maintain at least 80% of our revenues generated by low carbon footprint assets, some investors with a focus on ESG may consider this target not sufficiently, which could cause us to become less attractive to investors.

As a result, the consummation of acquisitions may have a material adverse effect on our ability to grow, our business, financial condition, results of operations and cash flows.

We cannot guarantee the success of our recent and future acquisitions.

Acquisitions of companies and assets are subject to substantial risks, including the failure to identify material problems during due diligence (for which we may not be indemnified post-closing), the risk of over-paying for assets (or not making acquisitions on an accretive basis) and the ability to retain customers. Furthermore, the integration and consolidation of acquisitions requires substantial human, financial and other resources and, ultimately, our acquisitions may divert management’s attention from our existing business concerns, disrupt our ongoing business or not be successfully integrated at all. There can be no assurances that any future acquisitions will perform as expected or that the returns will be as expected. As a result, the consummation of acquisitions may have a material adverse effect on our ability to grow, our business, financial condition, results of operations and cash flows.

We may be unable to complete all, or any, such transactions that we may analyze. Even where we consummate acquisitions, we may be unable to achieve projected cash flows; recognize unexpected liabilities or costs; or encounter regulatory complications arising from such transactions. Furthermore, the terms and conditions of financing for such acquisitions or financial investments could restrict the manner in which we conduct our business. These risks could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may not be able to close some of the acquisitions that we have recently announced. In some of these acquisitions, we have signed a share purchase agreement, but closing of the acquisition is subject to closing conditions and authorizations. For example, in the acquisition of PTS, we have acquired a 5% interest in the project and intend to increase our interest once the asset is in operation and we have obtained authorizations from third parties. In the acquisition of ATN Expansion 2, transfer of the concession agreement is pending authorization from the Ministry of Energy in Peru. If this authorization were not to be obtained within an eight-month period from signing, the transaction would be reversed with no penalties to Atlantica.

In addition, some of the transactions we have announced are acquisitions of assets under construction. Although our construction risk is limited, taking into account the nature of the assets and protection clauses in the share purchase agreements, there could be delays in construction and cost overruns not covered by the protection clauses in the relevant share purchase agreement, which may restrict us to get to the expected CAFD in the assets we are acquiring.

We may also make acquisitions or investments in assets that are located in different jurisdictions and are different from, and may be riskier than, those jurisdictions in which we currently operate (Canada, the United States, Mexico, Colombia, Peru, Chile, Uruguay, Spain, South Africa and Algeria). See “—We have international operations and investments, including in emerging markets that could be subject to economic, social and political uncertainties.” These changes may have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are subject to extensive governmental regulation in a number of different jurisdictions, and our inability to comply with existing regulations or requirements or changes in applicable regulations or requirements may have a negative impact on our business, financial condition, results of operations and cash flows.

We are subject to extensive regulation of our business in the countries in which we operate. Such laws and regulations require licenses, permits and other approvals to be obtained in connection with the operations of our activities. This regulatory framework imposes significant actual, day-to-day compliance burdens, costs and risks on us. In particular, the power plants and transmission lines that we own are subject to strict international, national, state and local regulations relating to their operation and expansion (including, among other things, leasing and use of land, and corresponding building permits, landscape conservation, noise regulation, environmental protection and environmental permits and electric transmission and distribution network congestion regulations). Non-compliance with such regulations could result in reputational damage, the revocation of permits, sanctions, fines, criminal penalties or decrease in our ESG ratings. Compliance with regulatory requirements may result in substantial costs to our operations that may not be recovered. In addition, we cannot predict the timing or form of any future regulatory or law enforcement initiatives. Changes in existing energy, environmental and administrative laws and regulations may have a material adverse effect on our business, financial condition, results of operations and cash flows, including on our growth plan and investment strategy. Our business may also be affected by additional taxes imposed on our activities, reduction of regulated tariffs and other cuts or measures.

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

We are subject to significant environmental regulation, which, among other things, requires us to obtain and maintain regulatory licenses, permits and other approvals and comply with the requirements of such licenses, permits and other approvals and perform environmental impact studies on changes to projects. In addition, our assets need to comply with strict environmental regulation on air emissions, water usage and contaminating spills, among others. As a company with a focus on ESG and most of the business in renewable energy, environmental incidents can also significantly harm our reputation. There can be no assurance that:

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

We believe that we are currently in material compliance with all applicable regulations, including those governing the environment. In the past, we have experienced some environmental accidents and we have been found not to be in compliance with certain environmental regulations and have incurred fines and penalties associated with such violations which, to date, have not been material in amount. We can give no assurance, however, that we will continue to be in compliance or avoid material fines, penalties, sanctions and expenses associated with compliance issues in the future. Violation of such regulations may give rise to significant liability, including fines, damages, fees and expenses, and site closures. Generally, relevant governmental authorities are empowered to clean up and remediate releases of environmental damage and to charge the costs of such remediation and clean-up to the owners or occupiers of the property, the persons responsible for the release and environmental damage, the producer of the contaminant and other parties, or to direct the responsible parties to take such action. These governmental authorities may also impose a tax or other liens on the responsible parties to secure the parties’ reimbursement obligations.

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

We are exposed to the credit risk profile of the counterparties to our long-term concession contracts, our suppliers and our financing providers. Although we actively manage this credit risk through diversification and other measures, our risk management strategy may not be successful in limiting our exposure to credit risk. Our inability to manage this exposure may have a material adverse effect on our business, financial condition, results of operations and cash flow. See “Risk Factors - Counterparties to our off-take agreements may not fulfill their obligations and, as our contracts expire, we may not be able to replace them with agreements on similar terms in light of increasing competition in the markets in which we operate.”

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

In addition, although most of our long-term contracts are denominated in, indexed or hedged to U.S. dollars, we conduct our business and incur certain costs in the local currency of the countries in which we operate. In addition, the revenues, costs and debt of our solar assets in Spain are denominated in euros. Since the beginning of 2017, we have maintained euro-denominated debt at the corporate level. Interest payments in euros and our euro denominated general and administrative expenses create a natural hedge for a portion of the distributions from Spanish assets. Our strategy is to hedge the exchange rate for the distributions from our Spanish assets after deducting euro-denominated interest payments and euro-denominated general and administrative expenses. Through currency options, we hedge on a rolling basis 100% of the net euro net exposure for the next 12 months and 75% of the net euro net exposure for the following 12 months. See “Item 5.A—Operating and Financial Review—Results of Operations—Factors Affecting our Results of Operations.”

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

In addition, we seek to actively work with lending financial institutions to mitigate our interest rate risk exposure and to secure lower interest rates by entering into interest rate options and swaps. As a matter of policy, we seek to cover at least 70% of our outstanding long-term project debt interest rate risk. We estimate that approximately 91% of our total interest risk exposure was fixed or hedged as of December 31, 2019.

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

National and international regulators and law enforcement agencies have conducted investigations into a number of rates or indices known as “reference rates.” Actions by such regulators and law enforcement agencies may result in changes to the manner in which certain reference rates are determined, their discontinuance, or the establishment of alternative reference rates. In particular, on July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021. Such announcement indicates that the continuation of LIBOR on the current form cannot and will not be guaranteed after 2021. As a result, it appears highly likely that LIBOR will be discontinued or modified by 2021. On May 31, 2019, the Alternative Reference Rates Committee (“ARRC”) published their final recommendations for new guidelines for LIBOR securitizations, which has been well-received by the securities market. The ARRC proposed that the Secured Overnight Financing Rate (“SOFR”) is the rate that represents best practice as the alternative to USD-LIBOR for use in derivatives and other financial contracts that are currently indexed to USD-LIBOR. SOFR is a more generic measure than LIBOR and considers the cost of borrowing cash overnight, collateralized by U.S. Treasury securities. Whether or not SOFR will attain market traction as a LIBOR replacement tool remains in question. As such, the future of LIBOR at this time is uncertain. In preparation for the potential phase out of LIBOR starting in 2021, we may need to renegotiate our financial obligations and derivative instruments linked to LIBOR.

Given the inherent differences between LIBOR and SOFR or any other alternative benchmark rate that may be established, there are many uncertainties regarding a transition from LIBOR. At this time, it is not possible to predict the effect that these developments, any discontinuance, modification or other reforms to LIBOR or any other reference rate, or the establishment of alternative reference rates may have on LIBOR, other benchmarks, or LIBOR-based debt instruments. Uncertainty as to the nature of such potential discontinuance, modification, alternative reference rates or other reforms may materially adversely affect the trading market for securities linked to such benchmarks. Furthermore, the use of alternative reference rates, including SOFR, or other reforms could cause the interest rate calculated for the LIBOR-based debt instruments to be materially different than expected. As of December 31, 2019, total notional amount of debt referenced to LIBOR was approximately $847 million and total notional amount of derivatives hedging this debt, thus indexed to LIBOR as well was approximately $569 million.

Our competitive position could be adversely affected by changes in technology, prices, industry standards and other factors.

The markets in which our assets or projects operate change rapidly because of technological innovations and  rapid price fluctuations, industry standards, product instructions, customer requirements and the economic environment. New technology or changes in industry and customer requirements may put pressure on the profitability of our existing projects by increasing the incentives of counterparties to our long-term contracts to seek new alternative projects or request higher service standards.

The performance of our assets under our concession contracts may be adversely affected by problems related to our reliance on third-party contractors and suppliers.

Our projects rely on the supply of services, equipment, including technologically complex equipment and software which we subcontract to Abengoa and other third-party suppliers in order to meet our contractual obligations under our contracted concessions. We rely on the equipment, design and technology of third parties to operate our assets. In circumstances where key components of our equipment, including but not limited to turbines, water pumps, heat exchangers, transformers or electrical generators fail because of design failures or faulty operation or for any other reason, we rely on third parties to continue operating our assets. Equipment may not last as long as expected and we may need to replace it earlier than planned. Damages to our equipment may not be covered by insurance in place. In some cases, the replacement of damaged equipment can take a long period of time, which can cause our plants to curtail or cease operations during such time, which could have a negative impact on our business, financial condition, results of operations and cash flows. We had significant interruptions in 2017 at Kaxu as a result of water pump failures and at Solana in 2017 as a result of transformer failures. In addition, Solana and Kaxu have experienced technical issues in the heat exchangers within their storage system. Repairs have been carried out in both assets. In Solana, in 2019 we completed the implementation of  improvements in our heat exchangers as proposed by the equipment supplier and Abengoa in order to improve reliability, replaced one of the six heat exchangers and acquired an additional one as back-up. In addition, in the last quarter of 2017 and the first quarter of 2018, we had temporary unavailability at some of our plants due to technical inspections of the turbines that were requested by the supplier of the turbines. Furthermore, in Mojave certain improvements in one of our turbines carried out by General Electric in late 2018 resulted in technical difficulties in 2019, which has caused the plant to produce at reduced capacity in the second half of 2019. Similar interruptions could happen again at our plants due to failures in key equipment. Design failures, technical inspections by suppliers or the need to replace key equipment can require unexpected capital expenditures and/or outages in our plants, which may have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, the delivery of products or services which are not in compliance with the requirements of the subcontract, or the late supply of products and services, can cause us to be in default under our contracts with our concession counterparties. To the extent we are not able to transfer all of the risk or be fully indemnified by third-party contractors and suppliers, we may be subject to a claim by our customers as a result of a problem caused by a third party that could have a material adverse effect on our reputation, business, results of operations, financial condition and cash flows.

Supplier concentration may expose us to significant financial credit or performance risk.

We often rely on a single contracted supplier or a small number of suppliers for the provision of equipment, technology, fuel, transportation of fuel, and/or other services required for the operation of certain of our facilities. If any of these suppliers, including Abengoa and its subsidiaries, cannot perform under their operation and maintenance and other agreements with us, or satisfy their related warranty obligations, we will need to access the marketplace to provide or repair these products and services. There can be no assurance that the marketplace can provide these products and services as, when and where required. We may not be able to enter into replacement agreements on favorable terms or at all. If we are unable to enter into replacement agreements to provide for equipment, technology or fuel and other required services, we may be required to seek to purchase the related goods or services at market prices, exposing us to the risk of unavailability and market price volatility. We may also be required to make significant capital contributions to remove, replace or redesign equipment that cannot be supported or maintained by replacement suppliers, which may have a material adverse effect on our credit support terms, business, financial condition, results of operations, and cash flows.

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

We have made and may continue to make equity investments in certain strategic assets managed by or together with third parties, including governmental entities and private entities. In certain cases, we may only have partial or joint control over a particular asset. We hold a minority stake in Honaine (Algeria), PTS and Monterrey (Mexico), Amherst (Canada) and Ten West Link (United States) and do not have control over the operation of these assets. In addition, we have partners in Seville PV, Solacor 1/2, Solaben 2/3, Skikda, Kaxu and Solana. Investments in assets over which we have no, partial or joint control are subject to the risk that the other shareholders of the assets, who may have different business or investment strategies than us or with whom we may have a disagreement or dispute, may have the ability to independently make or block business, financial or management decisions, such as appoint members of management, which may be crucial to the success of the project or our investment in the project, or otherwise implement initiatives which may be contrary to our interests. Additionally, the approval of other shareholders or partners may be required to sell, pledge, transfer, assign or otherwise convey our interest in such assets. Similarly, the approval of other shareholders or partners may be required to acquire AAGES’, Algonquin’s, Abengoa’s or third parties’ interests in potential acquisitions. Alternatively, other shareholders may have rights of first refusal or rights of first offer in the event of a proposed sale or transfer of our interests in such assets or in the event of our acquisition of an interest in new assets pursuant to the ROFO agreements or with third parties. These restrictions may limit the price or interest level for our interests in such assets, in the event we want to sell such interests.

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

The facilities we operate often put our employees and others, including those of our subcontractors, in close proximity with large pieces of mechanized equipment, moving vehicles, manufacturing or industrial processes, heat or liquids stored under pressure and highly regulated materials. On most projects and at most facilities, we, together with the operations and maintenance supplier, are responsible for safety and, accordingly, must implement safe practices and safety procedures, which are also applicable to on-site subcontractors. If we or the operations and maintenance supplier fail to design and implement such practices and procedures or if the practices and procedures are ineffective or if our operations and maintenance service providers or other suppliers do not follow them, our employees and others may become injured and our and others’ property may become damaged. Unsafe work sites also have the potential to increase employee turnover, increase the cost of a project to our customers or the operation of a facility, and raise our operating costs. Any of the foregoing could result in reputational damage and/or financial losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, our projects and the operation of our facilities can involve the handling of hazardous and other highly regulated materials, which, if improperly handled or disposed of, could subject us or our suppliers to civil and criminal liabilities. We are also subject to regulations dealing with occupational health and safety. Although we maintain divisions whose primary purpose is to ensure we implement effective health, safety and environmental work procedures throughout our organization, the failure to comply with such regulations could subject us to reputational damage and/or liability. In addition, we may incur liability based on allegations of illness or disease resulting from exposure of employees or other persons to hazardous materials that we handle or are present in our workplaces.

The operation and maintenance of most of our assets is labor intensive, and therefore work stoppages by employees could harm our business.

The operation and maintenance of most of our assets is labor intensive and our operators’ employees and some of our employees in assets where we perform the operation and maintenance services are covered by collective bargaining agreements. A dispute with a union or employees represented by a union could result in production interruptions caused by work stoppages. In addition, we subcontract the operation and maintenance services in some of our assets. Abengoa is the operation and maintenance supplier in most of the assets for which we subcontract operation and maintenance services and Abengoa’s financial situation could cause a higher risk of dispute with their employees. If our operators’ employees were to initiate a work stoppage, they may not be able to reach an agreement with them as fast as in the case where we were negotiation with our own employees. Further, outbreaks of pandemic diseases, such as COVID-19, or the fear of such events, could provoke responses, including government-imposed travel restrictions, which may limit our employees' access to our facilities. If a strike or work stoppage or disruption were to occur, our business, financial conditions, results of operations and cash flows may be materially adversely affected.

We may be subject to litigation and other legal proceedings.

We are subject to the risk of legal claims and proceedings (including bankruptcy), requests for arbitration as well as regulatory enforcement actions in the ordinary course of our business and otherwise, including claims against our subsidiaries related to Abengoa or our subsidiaries not meeting their obligations. See “Item 4.B—Business Overview—Legal Proceedings.” The results of legal and regulatory proceedings cannot be predicted with certainty. We cannot guarantee that the results of current or future legal or regulatory proceedings or actions will not materially harm our operations, business, financial condition or results of operations, nor can we guarantee that we will not incur losses in connection with current or future legal or regulatory proceedings or actions that exceed any provisions we may have set aside in respect of such proceedings or actions or that exceed any available insurance coverage, which may have a material adverse effect on our business, financial condition, results of operations and cash flows. See “Item 4.B—Business Overview—Legal Proceedings.”

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

Algonquin is currently our largest shareholder. Our reputation is affected by Algonquin’s reputation. If the public image or reputation of Algonquin were to be damaged as a result of adverse publicity, poor financial or operating performance, changes in financial condition, decline in the price of its shares or otherwise, we could be adversely affected, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, our reputation remains affected by Abengoa’s reputation, given Abengoa was until 2018 our largest shareholder and is currently our largest supplier. The public image and reputation of Abengoa has suffered as a result of its financial condition and its restructuring process. We have been adversely affected due to our relationship with Abengoa. Any further developments with respect to Abengoa’s financial condition or operating performance or any failure by Abengoa to satisfactorily resolve the proceedings could further harm our reputation, which could have an adverse effect on our business, financial condition, results of operations and cash flows. See “—Risks Related to Our Relationship with Algonquin and Abengoa.”

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

We are dependent upon information technology systems to run our operations. Our information technology systems are subject to disruption, damage or failure from a variety of sources, including, without limitation, computer viruses, security breaches, cyber-attacks, phishing attacks, natural disasters and design defects. Recently, energy facilities worldwide have been experiencing an increased number of cyber-attacks. Cybersecurity incidents, in particular, are constantly evolving and include malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and to the corruption of data. Various measures have been implemented to minimize our risks related to information technology systems and network disruptions. However, given the unpredictability of the timing, nature and scope of information technology disruptions, we could potentially be subject to production downtimes, operational delays, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our competitive position, financial condition, results of operations or cash flows.

We maintain global information technology and communication networks and applications to support our business activities. Information technology security processes may not prevent future malicious actions, denial-of-service attacks, or fraud, resulting in corruption of operating systems, theft of commercially sensitive data, misappropriation of funds and businesses (also known as phishing) and operational disruption. Material system breaches and failures could result in significant interruptions that could in turn affect our operating results and reputation.

Negative impacts on biodiversity, including harming of protected species or other environmental hazards can result in curtailment of power plant operations, monetary fines and negative publicity.

Managing and operating large infrastructure assets may have a negative impact on biodiversity in the regions where we operate. In particular, the operation of wind and solar power plants can adversely affect endangered, threatened or otherwise protected animal species. Wind power plants involve a risk that protected species will be harmed, as the turbine blades travel at a high rate of speed and may strike flying animals (such as birds or bats) that happen to travel into the path of spinning blades. Solar power plants can also present a risk to animals.

Excessive killing of protected species or other environmental accidents or hazards could result in requirements to implement mitigation strategies, including curtailment of operations, and/or substantial monetary fines and negative publicity. We cannot guarantee that any curtailment of operations, monetary fines that are levied or negative publicity as a result of incidental killing of protected species and other environmental hazards will not have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

We have established policies and procedures designed to assist us and our personnel in complying with applicable United States and non-U.S. laws and regulations; however, we cannot assure you that these policies and procedures will completely eliminate the risk of a violation of these legal requirements, and any such violation (inadvertent or otherwise) could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Revenues in our solar assets in Spain are mainly defined by regulation and some of the parameters defining the remuneration are subject to review every six years. Revenues in Chile TL3 are also mainly defined by regulation.

In 2013, the Spanish government modified regulations applicable to renewable energy assets, including solar power. According to Royal Decree 413/2014, solar electricity producers in Spain received: (i) the pool price for the power they produce and (ii) a payment based on the standard investment cost for each type of plant (without any relation whatsoever to the amount of power they generate). This payment based on investment (in €/MW of installed capacity) is supplemented, in the case of solar plants, by an “operating payment” (in €/MWh produced).

The principle driving this economic regime is that the payments received by a renewable energy producer should be equivalent to the costs that they are unable to recover on the electricity pool market where they compete with non-renewable technologies. This economic regime seeks to allow a “well-run and efficient enterprise” to recover the costs of building and running a plant, plus a reasonable return on investment (project investment rate of return). The rate applicable during the first regulatory period was 7.398%. Until December 31, 2019, this reasonable return was calculated as the average yield on Spanish government 10-year bonds on the secondary market in a 24-month period preceding the new regulatory period, plus a spread depending on the government’s decision based on (i) appropriate profit for this specific type of renewable electricity generation and electricity generation as a whole, considering the financial condition of the Spanish electricity system and Spanish prevailing economic conditions; and (ii) borrowing costs for electricity generation companies using renewable energy sources with regulated payment systems, which are efficient and well run, within Europe.

Payment criteria are based on prevailing economic conditions in Spain, demand for electricity and reasonable profits for electricity generation activities and can be revised every six years at the end of each regulatory period. The first regulatory period commenced on July 14, 2013, the date on which Royal Decree-law 9/2013 came into force and ended on December 31, 2019. The values of parameters used to calculate the payments can be changed at the end of each regulatory period, except for a plant’s useful life and the value of a plant’s initial investment.

On July 27, 2018, CNMC (the regulator for the electricity system in Spain) issued a draft proposal for the calculation of the reasonable rate of return for the regulatory period 2020-2025. On November 2, 2018, CNMC issued its final report with a proposed reasonable rate of return of 7.09%. In December 2018 the government issued a draft project law proposing a reasonable rate of return of 7.09%, with the possibility of maintaining the 7.398% reasonable rate of return under certain circumstances. On November 24, 2019, the Spanish government approved Royal Decree-law 17/2019 setting out a 7.09% rate of reasonable return applicable from January 1, 2020 until December 31, 2025 as a general rule and the possibility, under certain circumstances including not having any ongoing legal proceeding against the Kingdom of Spain ongoing, of maintaining the 7.398% reasonable rate of return for two consecutive regulatory periods. The reasonable return is no longer calculated by reference to the Spanish government 10-year bonds but by reference to the weighted average cost of capital (WACC). The WACC is the calculation method that most of the European regulators apply in most of the cases to determine the return rates applicable to regulated activities within the energy sector. As a result, some of the assets in our Spanish portfolio are receiving a remuneration based on a 7.09% reasonable rate of return until December 31, 2025 while others are receiving a remuneration based on a 7.398% reasonable rate of return until December 31, 2031. We estimate the impact of this change to be approximately € 3 million per year reduction in our cash available for distribution.

If the payments for renewable energy plants are revised to lower amounts in the next regulatory period starting on January 1, 2026 until December 31, 2031 or starting on January 1, 2032, depending on each asset, this could have a material adverse effect on our business, financial condition, results of operations and cash flows. As a reference, assuming our Spanish assets continue to perform as expected and assuming no additional changes of circumstances, with the information currently available, Atlantica estimates that a reduction of 100 basis points in the reasonable rate of return on investment set by the Spanish government could cause a reduction in its cash available for distribution of approximately €18 million per year. This estimate is subject to certain assumptions, which may change in the future.

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

Revenue and operating costs from certain of our existing or future projects depend to some extent on market prices for sale of electricity. Market prices may be volatile and are affected by various factors, including the cost of raw materials, user demand, and if applicable, the price of greenhouse gas emission rights. In several of the jurisdictions in which we operate, we are exposed to remuneration schemes which contain both regulated incentive and market price components. In such jurisdictions, the regulated incentive component may not compensate for fluctuations in the market price component, and, consequently, total remuneration may be volatile. There can be no assurance that market prices will remain at levels which enable us to maintain profit margins and desired rates of return on investment. A decline in market prices below anticipated levels could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

We depend on electric interconnection and transmission facilities owned and operated by others to deliver the wholesale power we sell from our electric generation assets to our customers. A failure or delay in the operation or development of these interconnection or transmission facilities or a significant increase in the cost of the development of such facilities could result in the loss of revenues. Such failures or delays could limit the amount of power our operating facilities deliver or delay the completion of our construction projects, as the case may be. Additionally, such failures, delays or increased costs may have a material adverse effect on our business, financial condition, results of operations and cash flows. If a region’s electric transmission infrastructure is inadequate, our ability to generate electricity may be limited. If restrictive transmission price regulation is imposed, the transmission companies may not have a sufficient incentive to invest in expansion of transmission infrastructure. We cannot predict whether interconnection and transmission facilities will be expanded in specific markets to accommodate competitive access to those markets. Certain of our operating facilities’ generation of electricity may be curtailed without compensation due to transmission limitations or limitations on the electricity grid’s ability to accommodate intermittent electricity generating sources, reducing our revenues and impairing our ability to fully capitalize on a particular facility’s generating potential. Such curtailments may have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Our expectations regarding the operating performance of certain assets in our portfolio, particularly Solana and Kaxu, assets recently acquired and assets for which acquisition has recently been announced, are based on assumptions, estimates and past experience, and without the benefit of a substantial operating history. Our projections regarding our ability to generate cash available for distribution assumes facilities perform in accordance to our expectations. However, the ability of these facilities to meet our performance expectations is subject to the risks inherent in power generation facilities and the construction of such facilities, including, but not limited to, degradation of equipment in excess of our expectations, system failures and outages. The failure of these facilities to perform as we expect may have a material adverse effect on our business, financial condition, results of operations and cash flows.

In the case of Solana, we have a partnership with Liberty Interactive Corporation, or Liberty, pursuant to which Liberty agreed to invest $300 million in the parent company of the project entity, in exchange for the right to receive a large part of taxable losses and distributions until such time when Liberty reaches a certain rate of return, or the flip date. Given the underperformance of the asset in the last years, we cannot assure the Flip Date will occur or when it will occur. We expect potential cash distributions from Solana to go mostly or entirely to Liberty in the upcoming years. If the Flip Date never occurs or if there is a delay longer than currently anticipated, this will adversely affect the cash flows expected from that project. We signed an option to acquire, until April 30, 2020, Liberty’s equity interest in Solana for approximately $300 million.

Our business may be adversely affected by an increased number of extreme weather events related to climate change.

Climate change is causing an increasing number of severe and extreme weather events which are a risk to our facilities, including days of extremely high temperatures, severe winds and rains, hurricanes, droughts, fires, cyclones, hail and floods, among others. Other risks include:

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

•
Severe floods could damage our plants, especially our transmission lines or our generation assets. If an unexpected flood runs close to an existing transmission tower it could cause the fall of one or more transmission towers. Similarly, floods can damage the solar field in our solar plants.

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

Furthermore, components of our system, such as structures, mirrors, absorber tubes, blades, PV panels or transformers are susceptible to being damaged by severe weather, including for example hail. In addition, replacement and spare parts for key components may be difficult or costly to acquire or may be unavailable and may have long lead times.

If any of these events were to occur at any of our plants, facilities or electric transmission lines, we may not be able to carry out our business activities at that location or such operations could be significantly reduced. Any of these circumstances could result in lost revenue at these sites during the period of disruption and costly remediation, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our business may be adversely affected by rising mean temperatures caused by climate change.

In addition, to the physical risks previously mentioned, rising temperatures could cause an increase in our operation and maintenance costs. Rising temperatures are associated to the reduction of the cycle efficiency of our turbines. A temperature rise would also be associated to a reduction of efficiency in solar photovoltaic modules. Modules efficiency is reduced above a certain temperature threshold. When the temperature of the solar panel increases, its output current slightly increases while the voltage output is reduced linearly therefore panel power decreases. A mean temperature rise would also have an impact in our wind facilities. Wind energy component is dependent on the air density among other factors. Our desalination plants could also be affected by a temperature increase that would imply higher consumption of chemicals used for operational purposes. This could cause a material adverse effect in our business, financial condition, results of operations and cash flows.

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

We cannot guarantee that our insurance coverage is, or will be, sufficient to cover all of the possible losses we may face in the future. Our property damage and business interruption policies have exclusions with respect to some equipment which, if damaged, could result in financial losses and business interruptions. Some of our project finance arrangements include conditions regarding coverage that we could need to modify. If we were to incur a serious uninsured loss or a loss that significantly exceeded the coverage limits established in our insurance policies or we were not able to modify coverage conditions, this could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, our insurance policies are subject to review by our counterparties. We may not be able to renew our insurance policies in the terms required by our power purchase agreements and project financing agreements, which could require a waiver from those parties. If insurance premiums were to increase in the future, if certain types of insurance coverage were to become unavailable or there was an increase in deductibles for damages and/or loss of production, it could have a material adverse effect on our ability to comply with our obligations to off-takers and lenders in our project finance agreements. In addition, we might not be able to maintain insurance coverage comparable to those that are currently in effect at comparable cost, or at all. If we were unable to pass any increase in insurance premiums on to our customers, such additional costs could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Unfavorable weather and atmospheric conditions could impair the effectiveness of our assets or reduce their output beneath their rated capacity or require shutdown of key equipment, hampering operation of our renewable assets and our ability to achieve forecasted revenues and cash flows. As climate change increases the frequency and severity of severe weather conditions and may have the long-term effect of changing meteorological conditions at our project sites, such situations may increase in frequency and/or severity.

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

Delivery of fossil fuels to fuel our efficient natural gas and some solar power generation facilities is dependent upon the infrastructure, including natural gas pipelines, available to serve each such generation facility, as well as upon the continuing financial viability of contractual counterparties. As a result, we are subject to the risks of disruptions or curtailments in the production of power at these generation facilities if a counterparty fails to perform or if there is a disruption in the relevant fuel delivery infrastructure. Increased costs and disruptions in production may have a material adverse effect in our business, financial condition, results of operations and cash flows.

Maintenance, expansion and refurbishment of electric generation and other facilities involve significant risks that could result in unplanned power outages or reduced output or availability.

The facilities in our portfolio may require periodic upgrading and improvement in the future. Any unexpected operational or mechanical failure, including failure associated with breakdowns and forced outages, could reduce the performance and availability of our facilities below expected levels, reducing our revenues. Degradation of the performance of our solar facilities above levels provided for in the related off-take agreements may also reduce its revenues. Unanticipated capital expenditures associated with maintaining, upgrading or repairing our facilities may also reduce profitability.

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

Currently, Algonquin beneficially owns 44.2% of our ordinary shares and is entitled to vote approximately 41.5% of our ordinary shares. As a result of this ownership, Algonquin has substantial influence on our affairs and their ownership interest and voting power constitute a significant percentage of the shares eligible to vote on any matter requiring the approval of our shareholders. Such matters include the election of directors, the adoption of amendments to our articles of association and approval of mergers or sale of all or a high percentage of our assets. This concentration of ownership may also have the effect of discouraging others from making tender offers for our shares. There can be no assurance that the interests of Algonquin will coincide with the interests of the purchasers of our shares or that Algonquin will act in a manner that is in our best interests. If Algonquin sells its shares to a single shareholder, that new shareholder could continue to exercise substantial influence and could seek to influence or change our strategy or corporate governance or could take effective control of us. In addition, we did not have a prior relationship with Algonquin and we have limited knowledge and visibility of their operations and plans.

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

Abengoa has been undergoing a debt restructuring process and may default on its debt again in the future. If Abengoa defaults on its debt, there is no guarantee that we will be able to obtain additional cross-default waivers under the Kaxu project financing. Without a waiver, we would be in default of our obligations under the Kaxu project financing. A cross-default scenario, if not cured or waived, may entitle lenders to demand repayment or enforce on their security interests, which may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Abengoa’s financial condition could affect its ability to satisfy its obligations with us under different agreements, including (i) operation and maintenance agreements and, (ii) the Tenes share purchase agreement, as well as indemnities and other contracts in place.

We have current and future collection rights with certain subsidiaries of Abengoa. Moreover, Abengoa has a number of obligations and indemnities which have resulted or could result in additional liability obligations to us or to our assets. Inability of Abengoa to pay their obligations when due would have a negative impact on our current or future cash position.

A deterioration in the financial position of Abengoa and of certain of its subsidiaries may result in a material adverse effect on certain of our operation and maintenance agreements. Abengoa and its subsidiaries provide operation and maintenance services for many of our assets. We cannot guarantee that Abengoa and/or its subcontractors will be able to continue performing with the same level of service and under the same terms and conditions, and at the same prices. For instance, although we have separated our IT systems from Abengoa’s, we still rely on some of Abengoa’s operational IT systems and communications systems in some of our assets. If Abengoa faces a deterioration in its financial position, it may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Because we have long-term operation and maintenance agreements with Abengoa for many of our assets, if Abengoa cannot continue performing current services at the same prices, we may need to renegotiate contracts and pay higher prices or change the scope of the contracts. This could also cause us to change suppliers or to pay higher prices or change the level of services. This may have a material adverse effect on our business, financial condition, results of operations and cash flows. A deterioration in the financial position of Abengoa may also result in a material adverse effect on Abengoa’s and its subsidiaries’ obligations, warranties and guarantees, indemnities or any other agreement. In addition, Abengoa represented that further to the accession to the restructuring agreement, we would not be a guarantor of any obligation of Abengoa with respect to third parties and agreed to indemnify us for any penalty claimed by third parties resulting from any breach in such representations.

In January 2019, we entered into an agreement with Abengoa under the Abengoa ROFO Agreement for the acquisition of Befesa Agua Tenés, S.L.U., a holding company which owns a 51% stake of Tenes, a water desalination plant in Algeria. The price agreed for the equity value was $24.5 million, of which $19.9 million were paid in January 2019 as an advanced payment. Closing of the acquisition was subject to conditions precedent, including approval by the Algerian administration. Such conditions precedent were not fulfilled as of September 30, 2019. Therefore, in accordance with the terms of the share purchase agreement the advanced payment was converted into a secured loan to be reimbursed by Befesa Agua Tenes, together with 12% per annum interest, through a full cash-sweep of all the dividends generated to be received from the asset. These dividends would be guaranteed by a right of usufruct over the economic rights and certain political rights and a pledge over the shares of Befesa Agua Tenes, granted by Abengoa to the Company. The share purchase agreement requires that the repayment occurs no later than September 30, 2031. In October 2019 the Company received a first payment of $7.8 million through the cash sweep mechanism. If Abengoa was not able to reimburse the advanced payment, this may have an adverse effect on our results of operations and cash flows.

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

There may be unanticipated consequences of further restructurings by Abengoa or ongoing bankruptcy proceedings by Abengoa’s subsidiaries that we have not yet identified. There are uncertainties as to how any further bankruptcy proceedings would be resolved and how our relationship with Abengoa would be affected following the initiation or resolution of any such proceedings.

We may not be able to consummate future acquisitions from AAGES, Algonquin or Abengoa.

Our ability to grow through acquisitions depends, in part, on AAGES’, Algonquin’s and Abengoa’s ability to present us with acquisition opportunities. AAGES, Algonquin or Abengoa may have financial and resource constraints limiting or eliminating their ability to continue building the contracted assets which are currently under construction and may have financial and resource constraints limiting or eliminating their ability to develop and build new contracted assets. Abengoa has undergone a restructuring process in recent years. In addition, AAGES, Algonquin or Abengoa may sell assets under development and, in the case of Abengoa, under construction, before they reach their commercial operation date. In addition, some of the assets subject to the ROFO Agreements may not be attractive enough to us for different reasons. For example, in the case of A3T, a cogeneration asset in Mexico, Abengoa signed PPAs with payments to be made in local currency, which may make our acquisition of this asset less likely. In addition, the Atacama project in Chile is currently owned by APW-1, an investment vehicle initially created by Abengoa as a joint venture with EIG and currently fully owned by EIG, an investment fund; although the Atacama project is subject to our ROFO agreement with APW-1, we cannot be certain that APW-1 will wish to sell the Atacama project at an attractive price or at all. Furthermore, there may be circumstances out of our control which limit our ability to acquire the rest of the assets in the Abengoa portfolio which are subject to the Abengoa ROFO Agreement.

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

As of December 31, 2019, we had (i) $4,852.3 million of total indebtedness under various project-level debt arrangements and (ii) $723.8 million of total indebtedness under our corporate arrangements, which include the Note Issuance Facility 2019, the three tranches of the €275 million Note Issuance Facility 2017 maturing in 2022, 2023, and 2024, and drawdowns under the Revolving Credit Facility. In addition, we may incur in the future additional project-level debt and corporate debt.

Our substantial debt could have important negative consequences on our business financial condition, results of operation and cash flows including:

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

•
exposing us to the risk of increased interest rates because a portion of some of our borrowings (below 10% as of December 31, 2019 after giving effect to hedging agreements) are at variable rates of interest;

•
limiting our ability to obtain additional financing for working capital, including collateral postings, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who have less debt.

The operating and financial restrictions and covenants in the Revolving Credit Facility, the Note Issuance Facility 2017 and the Note Issuance Facility 2019 may adversely affect our ability to finance our future operations or capital needs, to engage in other business activities that may be in our interest and to execute our business strategy as we intend to do so. Each contains covenants that limit certain of our, the guarantors’ and other subsidiaries’ activities. In February 2020 we have priced our secured 2020 Green Private Placement that we expect to close in April 2020. We expect to use the proceeds of the 2020 Green Private Placement to refinance and cancel in full the Note Issuance Facility 2017. The note purchase agreement to be entered into under the 2020 Green Private Placement will also contain financial restrictions and covenants which, if closed, may also limit certain of our the guarantors’ and other subsidiaries’ activities. If we breach any of these covenants, a default may result, which, if not cured or waived, could result in the acceleration of our debt. See “Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Arrangements—Revolving Credit Facility.”

Our inability to satisfy certain financial covenants may prevent cash distributions by the particular project(s) to us and, our failure to comply with those and other covenants could result in an event of default which, if not cured or waived, may entitle the related noteholders or lenders, as applicable to demand repayment or to enforce their security interests, which may have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, failure to comply with such covenants, including covenants under the Revolving Credit Facility, the Note Issuance Facility 2017, the Note Issuance Facility 2019 and, if closed, the 2020 Green Private Placement may entitle the related noteholders or lenders, as applicable, to demand repayment and accelerate all such indebtedness. If our project-level subsidiaries are unable to make distributions, it would likely have a material adverse effect on our ability to pay dividends to holders of our shares.

Letter of credit facilities or bank guarantees to support project-level contractual obligations generally need to be renewed, at which time we will need to satisfy applicable financial ratios and covenants. If we are unable to renew the letters of credit as expected or replace them with letters of credit under different facilities on favorable terms or at all, we may experience a material adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, such inability may constitute a default under certain project-level financing arrangements, restrict the ability of the project-level subsidiary to make distributions to us and/or reduce the amount of cash available at such subsidiary to make distributions to us.

We may not be able to refinance our existing indebtedness.

Our ability to arrange financing, either at corporate level or at a project-level, and the costs of such capital, are dependent on numerous factors, including:

•	general economic and capital market conditions;

•	credit availability from banks and other financial institutions;

•	investor confidence in us and our partner Algonquin, our largest shareholder;

•	our financial performance and the financial performance of our subsidiaries;

•	our level of indebtedness and compliance with covenants in debt agreements;

•	maintenance of acceptable project and corporate credit ratings or credit quality;

•	cash flow; and

•	provisions of tax and securities laws that may impact raising capital.

We may not be successful in obtaining additional capital for these or other reasons. Furthermore, we may be unable to refinance or replace project-level financing arrangements or other credit facilities on favorable terms or at all upon the expiration or termination thereof. Our failure, or the failure of any of our projects, to obtain additional capital or enter into new or replacement financing arrangements when due may constitute a default under such existing indebtedness in case we are not able to repay such indebtedness and may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Potential future defaults by our subsidiaries, our off-takers, our suppliers, Abengoa or other persons could adversely affect us.

The financing agreements of our project subsidiaries are primarily loan agreements and related documents which, except as noted below, require the loans to be repaid solely from the revenue of the project being financed thereby, and provide that the repayment of the loans (and interest thereon) is secured solely by the shares, physical assets, contracts and cash flow of that project company. This type of financing is usually referred to herein as “project debt.” As of December 31, 2019, we had $4,852.3 million of outstanding indebtedness under various project-level debt arrangements.

While the lenders under our project debt do not have direct recourse to us or our subsidiaries (other than the letter of credit and bank guarantee facilities) ), defaults by the project borrowers under such financings can still have important consequences for us and our subsidiaries, including, without limitation:

•
reducing our receipt of dividends, fees, interest payments, loans and other sources of cash, since the project company will typically be prohibited from distributing cash to us and our subsidiaries until the event of default is cured or waived;

•	default under our other debt instruments;

•	causing us to record a loss in the event the lender forecloses on the assets of the project company; and

•	the loss or impairment of investors’ and project finance lenders’ confidence in us.

If we fail to satisfy any of our debt service obligations or breach any related financial or operating covenants, the applicable lender could declare the full amount of the relevant project debt to be immediately due and payable and could foreclose on any assets pledged as collateral.

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

Under the Revolving Credit Facility, the  2020 Green Private Placement (which is expected to be funded on or about April 1, 2020 and replace our Note Issuance Facility 2017) and the Note Issuance Facility 2019, a payment default with respect to indebtedness having an aggregate principal amount of $100 million (or the greater of $40.0 million and 1.5% of consolidated total assets with respect to the Note Issuance Facility 2019) or more by one or more of our non-recourse subsidiaries representing more than 25% of the cash available for distribution distributed in the previous four fiscal quarters could trigger a default under such Revolving Credit Facility and/or the Note Issuance Facility 2019, as the case may be. In addition, our Note Issuance Facility 2017 (which is expected to be replaced by the 2020 Green Private Placement) includes a cross-default provision related to a payment default by one or more of our non-recourse subsidiaries representing more than 20% of the cash available for distribution distributed in the previous four fiscal quarters could trigger a default, provided that these subsidiaries have an indebtedness higher than $100 million in the case of non-recourse subsidiaries or more than $75 million in the case of subsidiaries other than non-recourse subsidiaries.

Any of these events may have a material adverse effect on our business, financial condition, results of operations and cash flows.

A change of control or a delisting of our shares may have negative implications for us.

If any investor acquires more than 50.0% of our shares or if our ordinary shares cease to be listed in NASDAQ or a similar stock exchange, we may be required to refinance all or part of our corporate debt or obtain waivers from the related noteholders or lenders, as applicable, due to the fact that all of our corporate financing agreements contain customary change of control provisions and delisting restrictions . If we fail to obtain such waivers and the related noteholders or lenders, as applicable, elect to accelerate the relevant corporate debt, we may not be able to repay or refinance such debt (on favorable terms or at all), which may have a material adverse effect on our business, financial condition results of operations and cash flows. Additionally, in the event of a change of control we could see an increase in the yearly state property tax payment in Mojave, which would be reassessed by the tax authority at the time the change of control potentially occurred. Our best estimate with current information available and subject to further analysis is that we could have an incremental annual payment of property tax of approximately $12 million to $14 million, which could potentially decrease progressively over time as the asset depreciates. Additionally, an ownership change under section 382 could be triggered and could have a significant negative impact on our tax positions in the U.S.

Risks Related to Ownership of Our Shares

We may not be able to pay a specific or increasing level of cash dividends to holders of our shares in the future.

The amount of our cash available for distribution principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the level of our operating and general and administrative expenses;

•	seasonal variations in revenues generated by the business;

•	operational performance of our assets;

•	potential capital expenditure requirements in our assets in the case there were technical problems not covered by the EPC contractor guarantee or by insurance;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	fluctuations in foreign exchange rates;

•	our ability to borrow funds;

•	restrictions contained in our debt agreements (including our project-level financing);

•
changes in our revenues due to delays in collections from our off-takers, legal disputes regarding contact terms or adjustments contemplated in existing regulation or changes in regulation or taxes in the countries in which we operate;

•	potential restrictions on payment of dividends arising from the bankruptcy of PG&E;

•	potential restrictions on payment of dividends arising from cross-default provisions with Abengoa in our Kaxu project financing agreements; and

•	other business risks affecting our cash levels.

As a result of all these factors, we cannot guarantee that we will have sufficient cash generated from operations to pay a specific or increasing level of cash dividends to holders of our shares. Furthermore, holders of our shares should be aware that the amount of cash available for distribution depends primarily on our cash flow, and is not solely a function of profitability, which is affected by non-cash items. We may incur other expenses or liabilities during a period that could significantly reduce or eliminate our cash available for distribution and, in turn, impair our ability to pay dividends to shareholders during the period. Because we are a holding company, our ability to pay dividends on our shares is limited by restrictions or limitations on the ability of our subsidiaries to pay dividends or make other distributions, such as pursuant to shareholder loans, capital reductions or other means, to us, including restrictions under the terms of the agreements governing project-level financing, the Revolving Credit Facility, the Note Issuance Facility 2017, the Note Issuance Facility 2019, the 2020 Green Private Placement (if and when closed) or legal, regulatory or other restrictions or limitations applicable in the various jurisdictions in which we operate, such as exchange controls or similar matters or corporate law limitations, any of which could change from time to time and thereby limit our subsidiaries’ ability to pay dividends or make other distributions to us. Our project-level financing agreements generally prohibit distributions to us unless certain specific conditions are met, including the satisfaction of financial ratios.

In 2016, our board of directors decided not to pay a dividend with respect to the first quarter, and declared a reduced dividend in the following quarters, based on the fact that certain of our assets contained cross default provisions and change of ownership provisions with Abengoa.  In 2017 and 2018, with the receipt of most waivers, we progressively increased our dividends. However, we cannot assure you that our board of directors will not take similar measures in upcoming periods.

Our cash available for distribution will likely fluctuate from quarter to quarter, in some cases significantly, due to seasonality. See “Item 4.B—Business Overview—Seasonality.” As result, we may reduce the amount of cash we distribute in a particular quarter to establish reserves to fund distributions to shareholders in future periods for which the cash distributions we would otherwise receive from our subsidiary project companies would otherwise be insufficient to pay our quarterly dividend. If we fail to establish sufficient reserves, we may not be able to maintain our quarterly dividend with a respect to a quarter adversely affected by seasonality.

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

We are a holding company whose sole material assets consist of our interests in our subsidiaries. We do not have any independent means of generating revenue. We intend to cause our operating subsidiaries to make distributions to us in an amount sufficient to cover our corporate debt service, corporate general and administrative expenses, all applicable taxes payable and dividends, if any, declared by us. To the extent that we need funds for a quarterly cash dividend to holders of our shares or otherwise, and one or more of our operating subsidiaries is restricted from making such distributions under the terms of its financing or other agreements or applicable law and regulations or is otherwise unable to provide such funds, it could materially adversely affect our liquidity and financial condition and limit our ability to pay dividends to shareholders.

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

One of the factors that will influence the price of our shares will be the effective dividend yield of our shares (i.e., the yield as a percentage of the then-market price of our shares) relative to market interest rates. A continued increase in market interest rates, which are still at low levels compared to historical rates, may lead prospective purchasers of our shares to expect a higher dividend yield. Lower stock price of our shares might make our dividend per share growth more difficult, since acquisitions financed with equity could be less accretive or not accretive. Our inability to increase our dividend as a result of an increase in borrowing costs, insufficient cash available for distribution or otherwise could result in selling pressure on, and a decrease in, the market price of our shares as investors seek alternative investments with higher yield.

Market volatility may affect the price of our shares and the value of your investment.

The market for securities issued by issuers such as us is influenced by economic and market conditions and, to varying degrees, market conditions, interest rates, currency exchange rates and inflation rates in other countries. There can be no assurance that events in the United States, Latin America, Europe, Africa or elsewhere will not cause market volatility or that such volatility will not adversely affect the price of the shares or that economic and market conditions will not have any other adverse effect. Fluctuations in interest rates may give rise to arbitrage opportunities based upon changes in the relative value of the shares. Any trading by arbitrageurs hedge funds could, in turn, affect the trading price of the shares. In the past there has been correlation between the price of our shares, the price of oil and the price of shares of master limited partnerships, or MLPs, and a decline in the price of oil or MLP shares could cause a decline in the price of our shares. The price of our shares can also be affected by our peers’ share price. Securities markets in general may experience extreme volatility that is unrelated to the operating performance of particular companies. Any broad market fluctuations may adversely affect the trading of our shares.

In addition, the market price of our shares may fluctuate in the event of negative developments at Algonquin, termination of the AAGES, Algonquin or Abengoa ROFO Agreements, failure by us to close co-investments or drop-downs from Algonquin, if Algonquin communicated lower interest in co-investments with us or a change in their strategy regarding our partnership, additions or departures of our key personnel, changes in market valuations of similar companies, Algonquin or Abengoa and/or speculation in the press or investment community regarding us, Algonquin or Abengoa.

There can be no assurance that our exploration of strategic alternatives will result in any transaction being consummated, and speculation and uncertainty regarding the outcome of our exploration of strategic alternatives may adversely impact our business.

Our board of directors has formed a Special Committee with the purpose of evaluating a wide range of strategic alternatives available to us to optimize our value and to improve returns to shareholders. There can be no assurance that this process will result in the pursuit or consummation of any strategic transaction or that there will be a formal cessation of the process.

In addition, this process involves the dedication of significant resources and the incurrence of significant costs and expenses. Certain strategic alternatives for us may require shareholder approval. In addition, speculation and uncertainty regarding our exploration of strategic alternatives may cause or result in the disruption of our business; diversion of significant resources of our management and staff difficulty in recruiting, hiring, motivating and retaining talented and skilled personnel; difficulty in maintaining or negotiating and consummating new, business or strategic relationships or transactions; disruption of our relationships with customers, business partners and service providers; inability to respond effectively to competitive pressures, industry developments and future opportunities; and increased share price volatility.

If we are unable to mitigate these or other potential risks related to the uncertainty caused by our exploration of strategic alternatives, it may disrupt our business or adversely impact our financial condition, results of operations and cash flows.

Furthermore, even if this process results in the pursuit of any proposed strategic transaction, there is no assurance that such strategic transaction will be consummated. We may be unable to obtain any regulatory or third-party approvals or consents (including any applicable approvals or consents related to our projects) that may be required to complete such strategic transaction, and we may be unable to satisfy other closing conditions for such strategic transaction, in the anticipated timeframe or at all. Any condition, to the extent imposed, for obtaining any necessary approvals or consents could delay the completion of such strategic transaction for a significant period of time or prevent it from occurring at all.  Our failure to complete such strategic transaction could materially adversely affect our business and prospects.

 You may experience dilution of your ownership interest due to the future issuance of additional shares.

In order to finance our business and in order to finance the growth of our business through future acquisitions, we may require additional funds from additional equity or debt financings, including tax equity financing transactions or sales of preferred shares or other classes of shares or convertible debt or convertible equity issued by a subsidiary. We may need to issue equity to complete future acquisitions, expansions and capital expenditures. We may also need to issue equity for other reasons, including paying the general and administrative costs of our business or our corporate debt. In the future, we may issue our previously authorized and unissued securities, resulting in the dilution of the ownership interests of purchasers of our shares . The potential issuance of additional shares or preferred stock or convertible debt may create downward pressure on the trading price of our shares. We may also issue additional shares or other securities that are convertible into or exercisable for our shares in future public offerings or private placements for capital-raising purposes or for other business purposes, potentially at an offering price, conversion price or exercise price that is below the offering price for our shares in any of our previous offering.

If securities or industry analysts do not publish or cease to publish research or reports about us, our business or our market, or if they change their recommendations regarding our shares adversely, the price and trading volume of our shares could decline.

The trading market for our shares will be influenced by the research and reports that industry or securities analysts may publish about us, Algonquin, our business, our market or our competitors. If any of the analysts who may cover us change their recommendations regarding our shares adversely, or provide more favorable relative recommendations about our competitors, the price of our shares would likely decline. The fact that the size of the yieldco sector may be reducing may cause a decrease in interest from industry analysts in us. In addition, increased regulation, especially in Europe is also causing a decrease in coverage in small and mid-capitalization companies. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our shares to decline.

Future sales of our shares by Algonquin or its lenders or by other substantial shareholders may cause the price of our shares to fall.

The market price of our shares could decline as a result of future sales by Algonquin of its shares in the market, or the perception that these sales could occur. Algonquin is the beneficial owner of approximately 44.2% of our ordinary shares. On November 28, 2018, AAGES obtained a secured credit facility in the amount of $306,500,000.  The AAGES secured credit facility is collateralized through a pledge of the Atlantica shares held by AY Holdings. A collateral shortfall would occur if the net obligation as defined in the agreement would equal or exceed 50% of the market value of the Atlantica shares in which case the AAGES Credit Facility lenders would have the right to sell Atlantica shares to eliminate the collateral shortfall.

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

In addition, under the Shareholders Agreement, AAGES or Algonquin or both of them may subscribe to capital increases in cash for (i) up to 100.0% of our ordinary shares if the purpose of the issuance is to fund our acquisition of assets under the AAGES or Algonquin ROFO Agreement; and (ii) up to 66.0% of our ordinary shares if the purpose of the issuance is to fund our acquisition of assets under the Abengoa ROFO Agreement. If we issue ordinary shares for any other purpose, AAGES or Algonquin may subscribe in cash for our ordinary shares in a pro rata amount of such AAGES’ or Algonquin’s aggregate holding of voting rights in us. The Shareholders Agreement may be terminated or modified in the future.

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

Changes in corporate tax rates and/or other relevant tax laws in the United Kingdom, the United States, Spain, Mexico or the other countries in which our assets are located may have a material impact on our future tax rate and/or our required tax payments. Such changes may include measures enacted in response to the ongoing initiatives in relation to fiscal legislation at an international level, such as the Action Plan on Base Erosion and Profit Shifting of the Organization for Economic Co-operation and Development. The final determination of our tax liability could be different from the forecasted amount, which may have a material adverse effect on our business, financial condition, results of operations and cash flows. Changes to the U.K. controlled foreign company rules or adverse interpretations of them, could have an impact on our future tax rate and/or our required tax payments. With respect to some of our projects, we must meet defined requirements to apply favorable tax treatment, such as lower tax rates or exemptions. We intend to meet these requirements in order to benefit from the favorable tax treatment; however, there can be no assurance that we will be able to comply with all of the necessary requirements in the future, or the requirements could change or be interpreted in another manner, which could give rise to a greater tax liability and which may have a material adverse effect on our business, results of operations, financial condition and cash flows.

According to public information, the government of Spain has proposed a modification to the tax legislation to limit certain deductions and introduces a minimum tax rule in the corporate income tax. The proposed modification would also contemplate a reduction in the tax exemption on dividends received from affiliates from 100% to 95% . This modification is subject to approval by Parliament and could be changed in the future. In addition, the details of the new regulation are still largely unknown. Based on available public information we do not expect a significant impact in cash flows from our Spanish solar assets in the upcoming years, but the outcome is still uncertain.

In addition, the Chilean Congress recently approved the tax reform bill proposed by the local government to increase taxes that would fund the new social agenda, announced after recent social protests.

In 2019, the Mexican Congress approved the tax bill proposed by the new government, which introduces new provisions in the income tax law and value added tax laws, among others. The tax reform introduced an additional limitation to the deduction of interest for tax purposes up to 30% of the adjusted EBITDA. However, this limitation might not be applicable to debt granted to finance public infrastructure works, construction and land located in Mexico, exploration, extraction, and other projects of the extractive industry, transport, storage or distribution of oil and hydrocarbons, or for the generation, transmission or storage of electricity or water.

Our future tax liability may be greater than expected if we do not use sufficient NOLs to offset our taxable income.

We have NOLs that we can use to offset future taxable income. Based on our current portfolio of assets, which include renewable assets that benefit from an accelerated tax depreciation schedule, and subject to potential tax audits, which may result in income, sales, use or other tax obligations, we do not expect to pay significant taxes in the upcoming years.

Although we expect these NOLs will be available as a future benefit, in the event that they are not generated as expected, or are successfully challenged by the local tax authorities, such as the IRS or Her Majesty’s Revenue and Customs among others, by way of a tax audit or otherwise, or are subject to future limitations as discussed below, our ability to realize these benefits may be limited. A reduction in our expected NOLs, a limitation on our ability to use such NOLs or the occurrence of future tax audits may result in a material increase in our estimated future income tax liability and may have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

The Abengoa restructuring carried out in 2017 caused a change of ownership under Section 382 of the IRC, which limited in part our ability to use net operating loss carryforwards. The 41.5% Share Sale by Abengoa of its stake in us may have caused another change of ownership, which may limit further our ability to use net operating loss carryforwards in the United States. Future sales by our largest shareholder, future equity issuances and in general the activity of our direct or indirect shareholders may limit further our ability to use net operating loss carryforwards in the United States, which could have a potential adverse effect on cash flows from U.S. assets expected in the future. In addition, changes in our shareholder base during 2019 may have triggered an ownership change under Section 382 of the IRC. In addition, the Internal Revenue Service recently issued proposed regulations for the calculation of built-in gains and losses under Section 382.  If enacted, these new regulations, may significantly limit our annual use of pre-ownership change U.S. NOLs in the event a new ownership change occurs after the new rule is in place.

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

If we were a PFIC for any taxable year during which a U.S. Holder held our shares, certain adverse U.S. federal income tax consequences may apply to the U.S. Holder. We do not believe that we were a PFIC for our 2019 taxable year and do not expect to be a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, PFIC status depends on the composition of a company’s income and assets and the fair market value of its assets (including, among others, less than 25.0% owned equity investments) from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

ITEM 4	INFORMATION ON THE COMPANY

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

We are a sustainable infrastructure company that owns and manages renewable energy, efficient natural gas, transmission and transportation infrastructures and water assets. We currently have operating facilities in North America (United States, Canada and Mexico), South America (Peru, Chile and Uruguay) and EMEA (Spain, Algeria and South Africa). We intend to expand our portfolio, maintaining North America, South America and Europe as our core geographies.

We own or have an interest in a portfolio of diversified assets in terms of type of technology and geographic footprint. Our portfolio consists of 25 assets with 1,496 MW of aggregate renewable energy installed generation capacity, 343 MW of efficient natural gas-fired power generation capacity, 10.5 M ft3 per day of water desalination and 1,166 miles of electric transmission lines.

On June 18, 2014, we completed our IPO and listed our shares on the NASDAQ Global Select Market under the symbol “ABY.” On November 14, 2017, the ticker symbol was changed to “AY.” Prior to the consummation of our IPO, Abengoa transferred to us ten assets representing an initial portfolio comprising 710 MW of renewable energy generation, 300 MW of efficient natural gas power generation and 1,018 miles of electric transmission lines and an exchangeable preferred equity investment in ACBH.

On November 1, 2017, Algonquin agreed to acquire 25.0% of our shares from Abengoa and upon completion of the Share Sale, became our largest shareholder. In addition, Algonquin and Abengoa created a joint venture, AAGES, to jointly invest in the development and construction of clean energy and water infrastructure contracted assets. On March 5, 2018 we entered into a ROFO agreement with AAGES, which provides us with a right of first offer on any proposed sale, transfer or other disposition of AAGES ROFO Assets.  In addition, we entered into a ROFO agreement with Algonquin covering certain of their non-U.S. and non-Canadian assets. Additionally, on November 27, 2018, Algonquin acquired from Abengoa the remaining 16.5% of our shares previously held by Abengoa and in 2019, Algonquin progressively increased its stake in our shares up to 44.2%.

Recent Acquisitions

In January 2019, we entered into an agreement with Abengoa under the Abengoa ROFO Agreement for the acquisition of Befesa Agua Tenes, a holding company which owns a 51% stake in Tenes, a water desalination plant in Algeria that is similar in several aspects to our Skikda and Honaine plants. The price agreed for the equity value was $24.5 million, of which $19.9 million was paid in January 2019 as an advanced payment. Closing of the acquisition was subject to conditions precedent, including approval by the Algerian administration. The conditions precedent set forth in the share purchase agreement were not fulfilled as of September 30, 2019. Therefore, in accordance with the terms of the share purchase agreement the advanced payment has been converted into a secured loan to be reimbursed by Befesa Agua Tenes, together with 12% per annum interest, through a full cash-sweep of all the dividends generated to be received from the asset. The share purchase agreement requires that the repayment occurs no later than September 30, 2031. In October 2019 we received a first payment in the amount of $7.8 million through the cash sweep mechanism.

In April 2019, we entered into an agreement to acquire a 30% stake in Monterrey, a 142 MW gas-fired engine facility including 130 MW installed capacity and 12 MW battery capacity. The acquisition closed on August 2, 2019 and we paid $42 million for the total equity investment. The asset, located in Mexico, has been in operation since 2018 and represents our first investment in electric batteries. It has a U.S. dollar-denominated 20-year PPA with two international large corporations engaged in the car manufacturing industry as well as a 20-year contract for the natural gas transportation from Texas with a U.S. energy company. The PPA also includes price escalation factors. The asset is the sole electricity supplier for the off-takers, it has no commodity risk and also has the possibility to sell excess energy to the North-East region of the country. We have also entered into a ROFO agreement with the seller of the shares for the remaining 70% stake in the asset.

Additionally, on May 24, 2019, Atlantica and Algonquin formed AYES Canada, a vehicle to channel co-investment opportunities in which Atlantica holds the majority of voting rights. AYES Canada’s first investment was in Amherst Island, a 75 MW wind plant in Canada owned by the project company Windlectric, Inc. (“Windlectric”). Atlantica invested $4.9 million and Algonquin invested $92.3 million, both through AYES Canada, which in turn invested those funds in Amherst Island Partnership, the holding company of Windlectric. Since Atlantica has control over AYES Canada under IFRS 10 “Consolidated Financial Statements”, its consolidated financial statements initially showed a total investment in the Amherst Island project of $97.2 million, accounted for as “Investments carried under the equity method” (Note 7) and Algonquin’s portion of that investment of $92.3 million as “Non-controlling interest”. In addition, and under certain circumstances considered remote by both companies, Atlantica and Algonquin have options to convert shares of AYES Canada currently owned by Algonquin into Atlantica ordinary shares in exchange for a higher stake in the plant, subject to the provisions of the standstill and enhanced collaboration agreements with Algonquin.

On May 31, 2019, we entered into an agreement with Abengoa to acquire a 15% stake in Rioglass, a multinational manufacturer of solar components in order to secure certain Abengoa obligations. The investment was $7 million, and it is classified as available for sale and is expected to generate interest income for us once divested.

On August 2, 2019, we closed the acquisition of ASI Operations, the company that performs the operation and maintenance services to Solana and Mojave plants. The consideration paid was $6 million. Additionally, we have internalized part of the operation and maintenance activities contracted in two wind assets, maintaining a direct relationship with the supplier for the turbine maintenance services.

On October 22, 2019, we closed the acquisition of ATN Expansion 2, as previously announced, for a total equity investment of approximately $20 million. The off-taker is Enel Green Power Peru. Transfer of the concession agreement is pending authorization from the Ministry of Energy in Peru. If this authorization were not to be obtained within an eight-month period, the transaction would be reversed with no penalties to Atlantica.

Our largest shareholder Algonquin

On November 1, 2017, Algonquin announced that it had reached an agreement with Abengoa to acquire 25.0% of our shares from Abengoa, which closed in March 2018.  On November 27, 2018, Algonquin acquired the remaining 16.5% of our shares held by Abengoa, bringing its total equity interest in Atlantica up to 41.5%.

On May 9, 2019, Algonquin, AAGES and Atlantica entered into the Enhanced Cooperation Agreement, and Algonquin and Atlantica entered into a subscription agreement pursuant to which, among other things, Atlantica agreed to permit Algonquin to acquire, and Algonquin agreed to purchase, a 1.4% stake in Atlantica. Algonquin completed this on May 22, 2019. On May 31, 2019, AAGES (AY Holdings) B.V. entered into an accelerated share purchase transaction with Morgan Stanley & Co. LLC, pursuant to which AAGES acquired 2,000,000 ordinary shares, bringing its total equity interest in Atlantica up to 44.2%. Under this agreement, we agreed with Algonquin to analyze jointly during the next six months Algonquin’s contracted assets portfolio in the U.S. and Canada to identify assets where a drop down could add value for both parties, according to each company’s key metrics. This process is taking longer than initially expected and we cannot guarantee that it will result in investments. Furthermore, the Shareholders Agreement has been amended to allow Algonquin to increase its shareholding in Atlantica up to a 48.5% without any change in corporate governance. Algonquin’s voting rights and rights to appoint directors are limited to a 41.5% and the difference between Algonquin’s ownership and 41.5% will vote replicating non-Algonquin’s shareholders vote.

In 2017, we also signed a ROFO agreement with AAGES, the joint venture created between Algonquin and Abengoa to invest in the development and construction of clean energy and water infrastructure contracted assets. The AAGES ROFO Agreement provides us with a right of first offer on any proposed sale, transfer or other disposition of AAGES ROFO Assets. See “Item 7.B—Related Party Transactions.”

B.	Business Overview

Overview

We are a sustainable infrastructure company that owns and manages renewable energy, efficient natural gas, transmission and transportation infrastructures and water assets. We currently have operating facilities in North America (United States, Canada and Mexico), South America (Peru, Chile and Uruguay) and EMEA (Spain, Algeria and South Africa). We intend to expand our portfolio, maintaining North America, South America and Europe as our core geographies.

As of the date of this annual report, we own or have an interest in a portfolio of high-quality and diversified assets in terms of type of asset, technology and geographic footprint. Our portfolio consists of 25 assets with 1,496 MW of aggregate renewable energy installed generation capacity, 343 MW of efficient natural gas-fired power generation capacity, 10.5 M ft3 per day of water desalination and 1,166 miles of electric transmission lines.

All of our assets have contracted revenue (regulated revenue in the case of our Spanish assets and one transmission line in Chile) and are underpinned by long-term contracts. As of December 31, 2019, our assets had a weighted average remaining contract life of approximately 18 years. Most of the assets we own or in which we have an interest have project-finance agreements in place.

We intend to take advantage of, and leverage our growth strategy on, favorable trends in the clean power generation, transmission and transportation infrastructures and water sectors globally, including energy scarcity and the focus on the reduction of carbon emissions. Our portfolio of operating assets and our strategy focus on sustainable technology including renewable energy, efficient natural gas, water infrastructure, and transmission networks as enablers of a sustainable power generation mix. Renewable energy is expected to represent in most markets the majority of new investments in the power sector in most markets, according to Bloomberg New Energy Finance 2019. Approximately 50% of the world’s power generation by 2050 is expected to come from renewable sources, which indicates that renewable energy is becoming mainstream. Global installed capacity is expected to shift from 57% fossil fuels today to approximately two-thirds renewables by 2050. A 12-terawatt expansion of generating capacity is estimated to require approximately $13.3 trillion of new investment between now and 2050 – of which approximately 77% is expected to go to renewables. Another approximately $843 billion of investment goes to batteries along with an estimated $11.4 trillion to expected to go to transmission and distribution during that period. We believe regions will need to complement investments in renewable energy with investments in efficient natural gas, in transmission networks and in storage. We believe that we are well positioned to benefit from the expected transition towards a more sustainable power generation mix. In addition, we believe that water is going to be the next frontier in a transition towards a more sustainable world. New sources of water are needed worldwide and water desalination and water transportation infrastructure should help make that possible. We currently participate in two water desalination plants with a 10 million cubic feet capacity and we have reached an agreement to acquire a third.

We are focused on high-quality and long-life facilities as well as long-term agreements that we expect will produce stable, long-term cash flows. We intend to grow our cash available for distribution and our dividend to shareholders through organic growth and by acquiring new assets and/or businesses where revenues may not be fully contracted.

We believe we can achieve organic growth through the optimization of the existing portfolio, price escalation factors in many of our assets and the expansion of current assets, particularly our transmission lines, to which new assets can be connected. We currently own three transmission lines in Peru and four in Chile. We believe that current regulations in Peru and Chile provide a growth opportunity by expanding transmission lines to connect new clients. Additionally, we should have repowering opportunities in certain existing generation assets.

Additionally, we expect to acquire assets from third parties leveraging the local presence and network we have in geographies and sectors in which we operate. We have also entered into and intend to enter into agreements or partnerships with developers or asset owners to acquire assets in operation, construction or development. We may also invest directly or through investment vehicles with partners in assets under development or construction, ensuring that such investments are always a small part of our total investments.

In addition, we have in place exclusive agreements with AAGES and Algonquin. The AAGES ROFO Agreement provides us with a right of first offer on any proposed sale, transfer or other disposition of certain of AAGES’s assets. The Algonquin ROFO Agreement provides us a right of first offer on any proposed sale, transfer or other disposition of any of Algonquin’s contracted facilities or with infrastructure facilities located outside of the United States or Canada which are developed under expected long-term revenue agreements or concession agreements. See “Item 4.B—Business Overview—Our Business Strategy” and “Item 7.B—Related Party Transactions—Abengoa Right of First Offer.”

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

Current Operations

Our portfolio consists of 15 renewable energy assets, a natural gas-fired cogeneration facility, a minority stake in a 142 MW gas-fired engine facility including, several electric transmission lines and minority stakes in two water desalination plants, all of which are fully operational. We expect that the majority of our cash available for distribution over the next three years will be in U.S. dollars, indexed to the U.S. dollar or in euros. We intend to maintain a ratio of over 80% of our cash available for distribution denominated in U.S. dollars or euros and to hedge the euros for the upcoming 24 months on a rolling basis strategy. As of December 31, 2019, approximately 92% of our project-level debt was hedged against changes in interest rates through an underlying fixed rate on the debt instrument or through interest rate swaps, caps or similar hedging instruments.

The following table provides an overview of our current assets:

Assets	Type	Ownership	Location	Currency(1)	Capacity (Gross)	off-taker	Counterparty Credit Rating(2)	COD	Contract Years Left(3)
Solana	Renewable (Solar)	100% Class B(4)	Arizona (USA)	USD	280 MW	APS	A-/A2/A-	2013	24
Mojave	Renewable (Solar)	100%	California (USA)	USD	280 MW	PG&E	D/WR/WD	2014	20
Solaben 2/3(5)	Renewable (Solar)	70%(6)	Spain	EUR	2x50 MW	Wholesale market/Spanish Electric System	A/Baa1/A-	2012	18 / 17
Solacor 1/2(7)	Renewable (Solar)	87%(8)	Spain	EUR	2x50 MW	Wholesale market/Spanish Electric System	A /Baa1/A-	2012	17 / 17
PS10/20(9)	Renewable (Solar)	100%	Spain	EUR	31 MW	Wholesale market/Spanish Electric System	A /Baa1/A-	2007 & 2009	12 / 14
Helioenergy 1/2(10)	Renewable (Solar)	100%	Spain	EUR	2x50 MW	Wholesale market/Spanish Electric System	A /Baa1/A-	2011	17 / 17
Helios ½(11)	Renewable (Solar)	100%	Spain	EUR	2x50 MW	Wholesale market/Spanish Electric System	A /Baa1/A-	2012	18 / 18
Solnova 1/3/4(12)	Renewable (Solar)	100%	Spain	EUR	3x50 MW	Wholesale market/Spanish Electric System	A /Baa1/A-	2010	15 / 15 / 16
Solaben 1/6(13)	Renewable (Solar)	100%	Spain	EUR	2x50 MW	Wholesale market/Spanish Electric System	A /Baa1/A-	2013	19 / 19
Seville PV	Renewable (Solar)	80%(14)	Spain	EUR	1 MW	Wholesale market/Spanish Electric System	A /Baa1/A-	2006	16
Kaxu	Renewable (Solar)	51%(15)	South Africa	ZAR	100 MW	Eskom	BB/Baa3/ BB+(16)	2015	15
Palmatir	Renewable (Wind)	100%	Uruguay	USD	50 MW	Uruguay	BBB/Baa2/ BBB-(17)	2014	14
Cadonal	Renewable (Wind)	100%	Uruguay	USD	50 MW	Uruguay	BBB/Baa2/ BBB-(17)	2014	15
Melowind	Renewable (Wind)	100%	Uruguay	USD	50 MW	Uruguay	BBB/Baa2/ BBB-(17)	2015	16
Mini-hydro Peru	Renewable (Hydro)	100%	Peru	USD	4 MW	Peru	BBB+/A3/ BBB+	2012	13
ACT	Efficient Natural Gas	99.99%(18)	Mexico	USD	300 MW	Pemex	BBB+/ Baa3/ BB+	2013	13
Monterrey	Efficient Natural Gas	30%	Mexico	USD	142 MW	Industrial Customers	Not rated	2018	19
ATN	Transmission Line	100%	Peru	USD	379 miles	Peru	BBB+/A3/ BBB+	2011	21
ATS	Transmission Line	100%	Peru	USD	569 miles	Peru	BBB+/A3/ BBB+	2014	24
ATN2	Transmission Line	100%	Peru	USD	81 miles	Minera Las Bambas	Not rated	2015	13
Quadra 1/2	Transmission Line	100%	Chile	USD	49 miles/32 miles	Sierra Gorda	Not rated	2014	15 / 15
Palmucho	Transmission Line	100%	Chile	USD	6 miles	Enel Generacion Chile	BBB+/Baa2/ BBB+	2007	18
Chile TL3	Transmission Line	100%	Chile	USD	50 miles	CNE (National Energy Commision)	A+/A1/A	1993	Regulated
Honaine	Water	25.5%(19)	Algeria	USD	7 M ft3/day	Sonatrach/ADE	Not rated	2012	18
Skikda	Water	34.2%(20)	Algeria	USD	3.5 M ft3/day	Sonatrach/ADE	Not rated	2009	14

Notes:
(1)	Certain contracts denominated in U.S. dollars are payable in local currency.
(2)	Reflects the counterparty’s issuer credit ratings issued by Standard & Poor’s Ratings Services, or S&P, Moody’s Investors Service Inc., or Moody’s, and Fitch Ratings Ltd, or Fitch.
(3)	Number of years remaining on contract as at December 31, 2018.
(4)
On September 30, 2013, Liberty agreed to invest $300 million in Class A shares of Arizona Solar Holding, the holding company of Solana, in exchange for a share of the dividends and the taxable loss generated by Solana.

(5)	Solaben 2 and Solaben 3 are separate special purpose vehicles with separate agreements, but they are treated as a single platform.
(6)	Itochu Corporation, a Japanese trading company, holds 30.0% of the shares in each of Solaben 2 and Solaben 3.
(7)	Solacor 1 and Solacor 2 are separate special purpose vehicles with separate agreements but they are treated as a single platform.
(8)	JGC Corporation, a Japanese engineering company, holds 13.0% of the shares in each of Solacor 1 and Solacor 2.
(9)	PS10 and PS20 are separate special purpose vehicles with separate agreements but they are treated as a single platform.
(10)	Helioenergy 1 and Helioenergy 2 are separate special purpose vehicles with separate agreements but they are treated as a single platform.
(11)	Helios 1 and Helios 2 are separate special purpose vehicles with separate agreements but they are treated as a single platform.
(12)	Solnova 1, Solnova 3 and Solnova 4 are separate special purpose vehicles with separate agreements but they are treated as a single platform.
(13)	Solaben 1 and Solaben 6 are separate special purpose vehicles with separate agreements, but they are treated as a single platform.
(14)	Instituto para la Diversificacion y Ahorro de la Energia, or IDEA, a Spanish state-owned company, holds 20.0% of the shares in Seville PV.
(15)	Industrial Development Corporation of South Africa owns 29.0% and Kaxu Community Trust owns 20.0% of Kaxu.
(16)	Refers to the credit rating of the Republic of South Africa.
(17)	Refers to the credit rating of Uruguay, as UTE is unrated.
(18)	1 share is owned by Abengoa México, S.A. de C.V. and 1 share is owned by Abener Energía, S.A., both wholly owned by Abengoa.
(19)	Algerian Energy Company, SPA owns 49.0% of the shares in Honaine and Sacyr Agua, S.L. and a subsidiary of Sacyr S.A. owns the remaining 25.5%.
(20)	Algerian Energy Company, SPA owns 49.0% of the shares in Honaine and Sacyt Agua, S.L., and a subsidiary of Sacyr S.A. owns the remaining 25.5%.

Our assets and operations are organized into the following four business sectors:

Renewable Energy

Our renewable energy assets include two solar power plants in the United States, Solana and Mojave, each with a gross capacity of 280 MW and located in Arizona and California, respectively. Solana is a party to a PPA with Arizona Public Service Company and Mojave is a party to a PPA with PG&E. PG&E filed for reorganization under Chapter 11 of the Bankruptcy Code in the U.S., which has caused a default under the PPA agreement with Mojave, which could have a material adverse effect on our business, financial condition, results of operations and cash flow. See “Item 3.D—Risk Factors—Counterparties to our off-take agreements may not fulfill their obligations and, as our contracts expire, we may not be able to replace them with agreements on similar terms in light of increasing competition in the markets in which we operate.”

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

We also own 51.0% of Kaxu, a 100 MW solar power plant in South Africa. Kaxu is a party to a 20-year (15 years remaining) PPA with Eskom, the state-owned utility company in South Africa.

We also own three onshore wind farms in Uruguay: Palmatir, Cadonal and Melowind, each with an installed capacity of 50 MW. Each wind farm is subject to a 20-year (14, 15 and 16 years remaining, respectively) U.S. dollar-denominated PPA with a state-owned utility company in Uruguay.

Finally, we have an exclusive concession of a 4 MW hydroelectric power plant in Peru pursuant to a 20-year concession agreement (13 years remaining) with the Peruvian Ministry of Energy.

Efficient Natural Gas

Our efficient natural gas asset consists of ACT and Monterrey. ACT is a 300 MW cogeneration plant in Mexico which is a party to a 20-year take-or-pay agreement (13 years remaining) with the state-owned company Petróleos Mexicanos, or Pemex, for the sale of electric power and steam. Pemex also supplies the natural gas required for the plant at no cost to ACT, which insulates the project from natural gas price fluctuations.

We also own a 30% stake in Monterrey, a 142 MW gas-fired engine facility including 130 MW installed capacity and 12 MW battery capacity. Monterrey’s acquisition was closed on August 2, 2019. The asset, located in Mexico, has been in operation since 2018 and represents our first investment in electric batteries. It has a U.S. dollar-denominated 20-year PPA with two international large corporations engaged in the car manufacturing industry as well as a 20-year contract for the natural gas transportation from Texas with a U.S. energy company. The PPA also includes price escalation factors. The asset is the sole electricity supplier for the off-takers, it has no commodity risk and also has the possibility to sell excess energy to the North-East region of the country. We have also entered into a ROFO agreement with the seller of the shares for the remaining 70% stake in the asset.

Electric Transmission

Our electric transmission assets consist of (i) three lines in Peru (ATN, ATN2 and ATS), spanning a total of 1,029 miles and (ii) four lines in Chile (Quadra 1, Quadra 2, Palmucho and Chile TL3), spanning a total of 137 miles.

ATN and ATS are subject to a U.S. dollar-denominated 30-year contract (21 and 24 years remaining, respectively) with the Peruvian Ministry of Energy. ATN2 is subject to a U.S. dollar-denominated 18-year contract (13 years remaining) with Minera Las Bambas mining company, which is owned by a partnership consisting of subsidiaries of China Minmetals Corporation, Guoxin International Investment Co. Ltd and CITIC Metal Co. Ltd. Quadra 1 and Quadra 2 are subject to a contract with 15 years remaining with Sierra Gorda SCM, a mining company owned by Sumitomo Corporation, Sumitomo Metal Mining and KGHM Polska Mietz. Palmucho is a six-mile electric transmission line and substation subject to a contract with 20 years remaining with a utility, Endesa Chile. Finally, Chile TL3 is a 50-mile transmission line that has a tariff under the regulation in place in Chile, denominated in U.S. dollars and indexed to U.S. and Chilean inflation rates.

Water

Our water assets consist of minority stakes in two desalination plants in Algeria, Honaine and Skikda, with an aggregate capacity of 10.5 M ft3 per day. Each asset has a 30-year take-or-pay water purchase agreement (18 and 14 years remaining, respectively) with Sonatrach/Algerienne des Eaux. We also have a secured loan in Tenes, another water desalination plant in Algeria, to be reimbursed by Befesa Agua Tenes, together with 12% per annum interest, through a full cash-sweep of all the dividends generated to be received from the asset.

Our Business Strategy

Our primary business strategy is to generate stable cash flows through our portfolio of assets under long term contracts or under regulation. We intend to distribute a stable cash dividend to our shareholders. Our objective is to increase the dividend, while ensuring the ongoing stability and sustainability of our business.

We will seek to grow our cash available for distribution and our dividend to shareholders through organic growth and by acquiring new assets. We believe that our diversification by business sector and geography provides us with access to different sources of growth. We expect to deliver organic growth through the optimization of the existing portfolio and through investments in the expansion of our current assets, particularly in our transmission lines sector. In addition, we expect to acquire assets from AAGES. We expect to complement this with acquisitions from third parties and potential new future partnerships. We intend to grow our business in the segments where we are already present, maintaining renewable energy as our main segment and with a focus in North and South America.

Our plan for executing this strategy includes the following key components:

Focus on stable, long-term contracted or regulated assets in the power and water sectors, including renewable energy, efficient natural gas generation and transmission and transportation infrastructures, as well as water sectors

We intend to focus on owning and operating stable, long-term contracted sustainable infrastructures, for which we believe we possess extensive experience and proven systems and management processes, as well as the critical mass to benefit from operating efficiencies and scale. We expect that this will allow us to maximize value and cash flow generation. We intend to maintain a diversified portfolio in the future, maintaining a large majority of our revenues from low-carbon footprint assets, as we believe these technologies will undergo significant growth in our targeted geographies.

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

Increase cash available for distribution through the acquisition of new sustainable infrastructure, including renewable energy, efficient natural gas and transmission and transportation infrastructures, as well as water assets

We will seek to grow our cash available for distribution to shareholders by acquiring new assets, typically contracted or regulated. We have an exclusive ROFO agreement with AAGES and Algonquin.  We further have and expect to execute similar agreements with other developers or asset owners or enter into partnerships with such developers or asset owners in order to acquire assets in operation or to invest directly or through investment vehicles in assets under development or construction, ensuring that such investments are always a small part of our total investments. Finally, we expect to acquire assets from third parties leveraging the local presence and network we have in the geographies and sectors where we operate. We believe that our know-how and operating expertise in our key markets together with a critical mass of assets in several geographic areas and the access to capital provided by being a listed company will assist us in realizing our growth plans.

Foster a low-risk approach

We intend to maintain a portfolio of contracted assets with a low-risk profile for all or part of our revenues by engaging with creditworthy off-take counterparties and entering into long-term contracted revenue agreements. Over 80% of cash available for distribution is in U.S. dollars or euros, and we hedge euros for the upcoming 24 months on a rolling basis. We further mitigate the risk of our investments by pursuing proven technologies in which we have significant experience, located in countries where we believe conditions to be stable and safe.

In certain situations, we could invest, or co-invest with partners, in assets before they enter into operation, in assets with shorter or partially contracted revenue period, or subject to regulation, or in assets with revenue in currencies other than U.S. dollar or euro.
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

Our Competitive Strengths

We believe that we are well-positioned to execute our business strategies because of the following competitive strengths:

Stable and predictable long-term cash flows with attractive tax profiles

We believe that our asset portfolio has a stable, predictable cash flow profile consisting of predominantly long-life electric power generation and electric transmission assets that generate revenues under long-term fixed priced contracts or pursuant to regulated rates. Additionally, our facilities have minimal or no fuel risk. The off-take agreements for our assets have a weighted average remaining duration of approximately 18 years as of December 31, 2019, providing long-term cash flow stability and visibility. For the fiscal year 2019, approximately 54% of our revenues was related to availability payments in the different business sectors in which we operate, which includes our transmission lines, our efficient natural gas plant ACT, our water assets and approximately 70% revenues received by our Spanish solar assets. Furthermore, due to the fact that we are a U.K. resident company, we should benefit from a more favorable treatment than would apply if we were a corporation in the United States when receiving dividends from our subsidiaries that hold our international assets because they should generally be exempt from U.K. taxation due to the U.K.’s distribution exemption. Based on our current portfolio of assets, which includes renewable assets that benefit from an accelerated tax depreciation schedule, and current tax regulations in the jurisdictions in which we operate, we do not expect to pay significant income tax in the upcoming years in most of our geographies due to existing net operating losses, or NOLs. See “Item 3.D—Risk Factors—Risks Related to Taxation—Our future tax liability may be greater than expected if we do not use NOLs sufficient to offset our taxable income,” “Item 3.D—Risk Factors—Risks Related to Taxation—Our ability to use U.S. NOLs to offset future income may be limited” and “Item 3.D—Risk Factors—Risks Related to Taxation—Changes in our tax position can significantly affect our reported earnings and cash flows.” Furthermore, based on our current portfolio of assets, we believe that there is limited repatriation risk in the jurisdictions in which we operate. See “Item 3.D—Risk Factors—Risks Related to Our Business and the Markets in Which We Operate—We have international operations and investments, including in emerging markets that could be subject to economic, social and political uncertainties.”

Highly diversified portfolio by geography and technology

The renewable energy industry has grown during the recent years and it is expected to continue growing in the next decades. According to Bloomberg New Energy Finance – 2019, approximately 50% of the world’s power generation by 2050 is expected to come from renewable sources, which it is expected to translate into approximately $10 trillion in investments in new zero-emissions power generation assets through 2050. Global installed capacity is expected to shift from 57% fossil fuels today to approximately two-thirds renewables by 2050. A 12-terawatt expansion of generating capacity is estimated to require approximately $13.3 trillion of new investment between now and 2050 – of which approximately 77% is expected to go to renewables. Another approximately $843 billion of investment goes to batteries along with an estimated $11.4 trillion to expected to go to transmission and distribution during that period. The significant increase expected in the renewable energy space over the next decades also requires significant new investments in electric transmission and distribution lines for power supply, as well as storage and natural gas generation for dispatchability, with each becoming key elements to support wind and solar energy generation.

Against this backdrop of expected growth, we believe that our exposure to international markets will allow us to pursue greater growth opportunities and achieve higher returns than we would have if we had a narrow geographic or technological focus. Our portfolio of assets uses technologies that we expect to benefit from these long-term trends in the electricity sector. Our renewable energy generation assets generate low or no emissions and serve markets where we expect growth in demand in the future. Additionally, our electric transmission lines connect electricity systems to key areas in their respective markets and we expect significant electric transmission investment in our geographies. As a result, we believe that we may be able to benefit from opportunities to repower some of our assets during the lives of our existing PPAs and, in some cases, to extend the terms of those contracts after current PPAs expire. We expect our well-diversified portfolio of assets by technology and geography to maintain cash flow stability.

A sustainable growth strategy

We expect to acquire assets from third parties leveraging the local presence and network we have in geographies and sectors in which we operate. We have also entered into and intend to enter into agreements or partnerships with developers or asset owners to acquire assets in operation, construction or development. We may also invest directly or through investment vehicles with partners in assets under development or construction, ensuring that such investments are always a small part of our total investments. Additionally, Algonquin, a North American diversified generation, transmission and distribution utility company and our largest shareholder, owns a 44.2% stake in our capital stock. In addition, Algonquin and Abengoa have created AAGES, a joint venture designed to invest in the development and construction of contracted clean energy and water infrastructure contracted assets. We have signed a ROFO agreement with AAGES aimed at enhancing our growth opportunities by creating a new platform for the development and construction of contracted clean energy and water infrastructure assets.

Our Operations

Renewable energy

The following table presents our renewable energy assets, all of which are operational:

Assets	Type	Ownership	Location	Currency	Capacity (Gross)	off-taker	Counterparty Credit Rating(1)	COD	Contract Years Left
Solana	Renewable (Solar)	100% Class B	Arizona (USA)	USD	280 MW	APS	A-/A2/A-	2013	24
Mojave	Renewable (Solar)	100%	California (USA)	USD	280 MW	PG&E	D/WR/WD	2014	20
Solaben 2/3	Renewable (Solar)	70%	Spain	EUR	2x50 MW	Wholesale market/Spanish Electric System	A/Baa1/A-	2012	18 / 17
Solacor 1/2	Renewable (Solar)	87%	Spain	EUR	2x50 MW	Wholesale market/Spanish Electric System	A /Baa1/A-	2012	17 / 17
PS10/20	Renewable (Solar)	100%	Spain	EUR	31 MW	Wholesale market/Spanish Electric System	A /Baa1/A-	2007 & 2009	12 / 14
Helioenergy 1/2	Renewable (Solar)	100%	Spain	EUR	2x50 MW	Wholesale market/Spanish Electric System	A /Baa1/A-	2011	17 / 17
Helios ½	Renewable (Solar)	100%	Spain	EUR	2x50 MW	Wholesale market/Spanish Electric System	A /Baa1/A-	2012	18 / 18
Solnova 1/3/4	Renewable (Solar)	100%	Spain	EUR	3x50 MW	Wholesale market/Spanish Electric System	A /Baa1/A-	2010	15 / 15 / 16
Solaben 1/6	Renewable (Solar)	100%	Spain	EUR	2x50 MW	Wholesale market/Spanish Electric System	A /Baa1/A-	2013	19 / 19
Seville PV	Renewable (Solar)	80%	Spain	EUR	1 MW	Wholesale market/Spanish Electric System	A /Baa1/A-	2006	16
Kaxu	Renewable (Solar)	51%	South Africa	ZAR	100 MW	Eskom	BB/Baa3/ BB+(2)	2015	15
Palmatir	Renewable (Wind)	100%	Uruguay	USD	50 MW	Uruguay	BBB/Baa2/ BBB-(3)	2014	14
Cadonal	Renewable (Wind)	100%	Uruguay	USD	50 MW	Uruguay	BBB/Baa2/ BBB-(3)	2014	15
Melowind	Renewable (Wind)	100%	Uruguay	USD	50 MW	Uruguay	BBB/Baa2/ BBB-(3)	2015	16
Mini-hydro Peru	Renewable (Hydro)	100%	Peru	USD	4 MW	Peru	BBB+/A3/ BBB+	2012	13

Notes:—

(1)	Reflects counterparty’s issuer credit ratings issued by S&P, Moody’s and Fitch.
(2)	Refers to the credit rating of the Republic of South Africa.
(3)	Refers to the credit rating of Uruguay, as UTE is unrated.

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

PPA. Solana has a 30-year, fixed-price PPA with Arizona Public Service Company, or APS, for at least 110% of the output of the project. The PPA provides for the sale of electricity at a fixed base price approved by the Arizona Corporation Commission with annual increases of 1.84% per year. The PPA includes on-going performance obligations and is intended to provide Arizona Solar with consistent and predictable monthly revenues that are sufficient to cover operating costs and debt service and to earn an equity return.

EPC Agreements. The construction of Solana was carried out by subsidiaries of Abengoa under an arm’s-length, fixed-price and date-certain EPC contract, that was executed on December 20, 2010. Abengoa completed construction of Solana on October 9, 2013.

Arizona Solar’s EPC contract contains warranties that protect Arizona Solar against defects in design, materials and workmanship for one year after completion and under these warranties Abengoa is required to conduct certain repairs and improvements to ensure the plant reaches its technical capacity. Solana has not yet achieved its technical capacity on a continuous basis. During the last few years and into 2020, repairs and improvements were and will be conducted on three plant systems: the steam generator, the water plant and the storage heat exchangers. In July 2016, the solar field was damaged after a severe wind event and in 2017, we received insurance compensation for damages and loss of revenue. In July 2017, there was an incident with electric transformers, which caused the plant to produce at a reduced capacity during July and part of August. All the necessary repairs were completed in August and we received a significant portion of the insurance compensation in 2017. In addition, Solana experienced technical issues in the heat exchangers within its storage system. Repairs have been carried out in the past years. In 2019 we completed the implementation of such improvements and the replacement of one of the six heat exchangers and acquired an additional one as back-up. We cannot assure that the repairs, improvements and replacements made will be effective or sufficient.

In November 2017, in the context of the agreement reached between Abengoa and Algonquin for the initial acquisition by Algonquin of 25.0% of our shares and based on the obligations of Abengoa under an EPC contract, the DOE signed a consent in relation to the Solana and Mojave projects which reduced the minimum ownership required by Abengoa in us from 30.0% to 16.0%. Solana received an aggregate amount of $120 million in payments from Abengoa ($42.5 million in December 2017 and $77.5 million in March 2018). Of the received sums, $95 million was used to repay project debt and $25 million was set aside to cover other Abengoa obligations. In addition, in November 2018 in the context of the DOE consent to allow Abengoa to sell entirely its stake in Atlantica, Solana received $16.5 million, of which $9 million was used to repay project debt and $7.5 million were set aside to cover potential repairs and other Abengoa obligations. Additionally, the long-term payments schedule signed between Abengoa and Solana was amended to include $7.4 million payable semi-annually over 2 years and $10.3 million payable semi-annually over the subsequent 4 years, beginning in January 2019. Solana also received a parcel of land adjacent to the Solana site accounted for at a fair value of $7.3 million and $22.2 million of cash proceeds received by Abengoa. Furthermore, Abengoa agreed to pay $13 million to fund a reserve account progressively in 2020 and 2021. If Abengoa were not to make these payments, we would need to make them and in return we would reduce future bonus payments to Abengoa under certain operation and maintenance agreements. The aforementioned amounts result of Abengoa’s obligations as EPC contractor.

O&M. ASI Operations, a former wholly-owned subsidiary of Abengoa, provides O&M services for Solana, focused exclusively on providing personnel. On July 30, 2019, Atlantica signed an agreement with Abengoa to acquire ASI Operations for a price of approximately $6 million. ASI Operations, provides O&M services for Solana, focused exclusively on providing personnel. Payments to third-party suppliers are made directly by Arizona Solar. With this acquisition, we reduced our dependence on Abengoa as an O&M supplier and expect to achieve cost reductions.

Project Level Financing. Arizona Solar executed a loan guarantee agreement with the DOE on December 20, 2010, to provide a loan guarantee in connection with a two-tranche loan of approximately $1.445 billion from the FFB. The short-term tranche of $450 million has been repaid. The long-term tranche is payable over a 29-year term with the cash generated by the project. The principal balance of this tranche was $779 million as of December 31, 2019.

The FFB loan permits dividend distributions on a semi-annual basis as long as the debt service coverage ratio for the previous four fiscal quarters is at least 1.20x after December 31, 2019, and the projected debt service coverage ratio for the next four fiscal quarters is at least 1.20x. As of December 31, 2019, Solana met the minimum debt service coverage ratio, however it did not meet certain operating thresholds applicable in 2019 for distributions. The asset may or may not meet ratios or other conditions thresholds in 2020.

Partnerships. On September 30, 2013, Abengoa entered into an agreement with Liberty, pursuant to which Liberty agreed to invest $300 million for all of the Class A membership interests of ASO Holdings Company LLC, the parent of Arizona Solar, giving Liberty the right to receive 61.20% of ASO Holdings Company LLC’s taxable losses and distributions until such time as Liberty reaches a certain rate of return, or the Flip Date. Given that Solana has not performed as expected, Liberty will require additional distributions in order to reach the agreed rate of return. The distributions in the upcoming years will depend on the performance of Solana and we expect them to go mostly or entirely to Liberty. After the Flip Date, Liberty will be entitled to receive 22.60% of taxable losses and distributions. In 2017, we agreed with Liberty to increase their information rights and their participation in decisions with respect to Arizona Solar. All figures in this annual report take into account Liberty’s share of dividends. We indirectly own 100% of the Class B membership interests in ASO Holdings Company LLC. In addition, we signed an option to acquire, until April 30, 2020, Liberty’s equity interest in Solana for approximately $300 million. According to the contract signed, final price includes a performance earn-out based on the average annual net production of the asset for the four calendar years with the highest annual net production during the five calendar years of 2020 through 2024. We expect to initially finance the acquisition with available liquidity, proceeds of a bridge financing currently under negotiation and potential project debt refinancing in Spain.

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

On January 29, 2019, PG&E, the off-taker for Atlantica Yield with respect to the Mojave plant, filed for reorganization under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Northern District of California. See “Item 3.D—Risk Factors— Counterparties to our off-take agreements may not fulfill their obligations and, as our contracts expire, we may not be able to replace them with agreements on similar terms in light of increasing competition in the markets in which we operate.”

O&M. ASI Operations, a former wholly-owned subsidiary of Abengoa, used to provide O&M services for Solana, focused exclusively on providing personnel. On July 30, 2019, Atlantica signed an agreement with Abengoa to acquire ASI Operations, the company that performs the operation and maintenance services for our U.S. solar assets, for a price of approximately $6 million. ASI Operations, provides O&M services for Solana, focused exclusively on providing personnel. Payments to third-party suppliers are made directly by Arizona Solar. With this acquisition, we reduced our dependence on Abengoa as an O&M supplier and expect to achieve cost reductions.

Project Level Financing. Mojave Solar executed a loan guarantee agreement with the DOE on September 12, 2011, to provide a loan guarantee in connection with a two-tranche FFB loan of approximately $1,202 million. The short-term tranche has been repaid. The long-term tranche is payable over a 25-year term with the cash generated by the project. The principal balance of this tranche was $698 million as of December 31, 2019. The FFB loan has an average fixed interest rate of 2.75% and each disbursement is linked to the U.S. Treasury bond with the maturity of that disbursement. Since PG&E failed to assume the PPA within 180 days from the commencement of PG&E’s Chapter 11 proceeding, a technical event of default was triggered under our Mojave project finance agreement in July 2019. However, PG&E has continued to be in compliance with the remaining terms and conditions of the PPA, including with all payment terms of the PPA up through the date hereof with the exception of services for prepetition services that became due and payable after the chapter 11 filing. See “Item 3.D—Risk Factors— Counterparties to our off-take agreements may not fulfill their obligations and, as our contracts expire, we may not be able to replace them with agreements on similar terms in light of increasing competition in the markets in which we operate.”

 The financing arrangement permits dividend distributions on a semi-annual basis after the first principal repayment of the long-term tranche, as long as the debt service coverage ratio for the previous four fiscal quarters is at least 1.20x and the projected debt service coverage ratio for the next four fiscal quarters is at least 1.20x. As a result of the PG&E Chapter 11, a technical event of default was triggered under our Mojave project finance agreement in July 2019 and the asset was not able to make distributions in 2019. Until the technical event of default is cured or waived, distributions may not be made during the pendency of the bankruptcy.

Solaben 2/3

Overview. The Solaben 2 and Solaben 3 projects are two 50 MW solar power plants located in the municipality of Logrosan, Spain. Solaben 2 reached COD in 2012 and Solaben 3 reached COD in 2012. Solaben 2/3 each rely on a conventional parabolic trough solar power system to generate electricity. The technology is similar to the technology used in other solar power plants that we own in the United States and in other locations in Spain. Solaben 2/3 benefits from the tax accelerated depreciation regime established by the Spanish Corporate Income Tax Act.

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

Spain has senior unsecured credit ratings of A from S&P, Baa1 from Moody’s and A- from Fitch.

O&M. ASE, an Abengoa’s subsidiary, is the contractor for O&M services at Solaben 2/3. ASE has agreed to operate the facility in accordance with prudent industry practices, ensure compliance with all applicable government and agency permits, licenses and approvals, and feed-in tariff terms, and to assist Solaben 2/3 in connection with the procurement of all necessary support and ancillary services. Each O&M agreement is an all-in contract that we could terminate every third year starting in December 2015.

Project Level Financing. On December 16, 2010, Solaben 2 and Solaben 3 each entered into a 20-year loan agreement with a syndicate of banks formed by the MUFG, Mizuho, HSBC and Sumitomo Mitsui Banking Corporation. The loan for Solaben 2 was for €169.3 million and the loan for Solaben 3 was for €171.5 million. The banks providing these loans obtained commercial and political risk insurance from Nippon Export and Investment Insurance, which allowed for lower financing costs. The interest rate for each loan is a floating rate based on six-month EURIBOR plus a margin of 1.5%. We initially hedged 80% of our EURIBOR exposure with the same banks providing the financing. The hedge was structured 50% through a swap set at approximately 3.7% and 50% through a cap with a 3.75% strike. In November 2013, Solaben 2/3 hedged the remaining 20% exposure through a cap with a 0.75% strike through 2017. Furthermore, in 2017, we contracted additional caps with a 1% strike covering 19.1% of the principal of Solaben 2 and 20% of the principal of Solaben 3. Both caps hedge the interest rate from the middle of 2017 through 2025.

The outstanding amount of these loans as of December 31, 2019 was €121 million for Solaben 2 and €124 million for Solaben 3.

The financing arrangements permit cash distribution to shareholders twice per year if the debt service coverage ratio is at least 1.10x.

Partnerships. Itochu Corporation, a Japanese trading company, holds a 30% stake in the economic rights of each of Solaben 2 and Solaben 3.

Solacor 1/2

Overview. The Solacor 1/2 project is a 100 MW solar power complex located in the municipality of El Carpio, Spain. COD was reached in February 2012 for Solacor 1 and in March 2012 for Solacor 2. Solacor 1/2 relies on a conventional parabolic trough solar power system to generate electricity. The technology is similar to the technology used in other solar power plants that we own in other locations in Spain. Solacor 1/2 benefits from the tax accelerated depreciation regime established by the Spanish Corporate Income Tax Act.

Regulation. Renewable energy projects in Spain sell the power they produce into the wholesale electricity market and receive additional payments from CNMC. See Solaben 2/3 above and “—Regulation—Regulation in Spain.”

Spain has senior unsecured credit ratings of A from S&P, Baa1 from Moody’s and A- from Fitch.

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

Project Level Financing. On August 6, 2010, Solacor 1/2 entered into 20-year loan agreements with a syndicate of banks formed by BNP Paribas, Mizuho, HSBC and SMBC. The loans for Solacor 1/2 totaled €353 million. The banks providing these loans obtained commercial and political risk insurance from Nippon Export and Investment Insurance, which allowed for lower financing costs. The interest rate for the loans is a floating rate based on six-month EURIBOR plus a margin of 1.5%. We initially hedged 82% of our EURIBOR exposure on with the same banks providing the financing. The hedge was structured 54% through a swap set at approximately 3.20% and 28% through a cap with a 3.25% strike. Furthermore, in 2017, we contracted additional caps with a 1% strike covering 19.3% of the principal of Solacor 1 and 18.2% of the principal of Solacor 2. Both caps hedge the interest rate through 2025. The total outstanding amount of these loans as of December 31, 2019 was €243 million.

These financing arrangements permit cash distribution to shareholders twice per year if the debt service coverage ratio is at least 1.10x.

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

Spain has senior unsecured credit ratings of A from S&P, Baa1 from Moody’s and A- from Fitch.

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

Project Level Financing. On November 17, 2006, PS10 entered into a 21.5-year loan agreement with a syndicate of banks formed by Bankia and Natixis. On June 14, 2007, the loan agreement entered into a novation in order to include in the syndicate of banks the European Investment Bank and Caja de Ahorros del Mediterraneo, which was later acquired by Banco Sabadell, S.A. The loan was for €43.4 million. The interest rate for the loan is a floating rate based on six-month EURIBOR plus a margin of 1.0% to 1.10% (depending on the level of the debt service coverage ratio). We hedged 100% of our EURIBOR exposure with the same banks providing the financing. The hedge was structured 30% through a swap set at approximately 4.07% and 70% through a cap with a 4.25% strike. Furthermore, in 2017, we contracted an additional cap with a 1% strike covering 35.0% of the principal of PS10 through 2025. The outstanding amount of this loan as of December 31, 2019 was €23 million.

PS20 entered into a 24.5-year loan agreement with a syndicate of banks formed by Bankia and Natixis Banques Populaires, Spanish Branch on November 17, 2006. On June 14, 2007, the loan agreement was entered into a novation in order to include in the syndicate of banks the European Investment Bank and Caja de Ahorros del Mediterraneo, which was later acquired by Banco Sabadell, S.A. The loan was for €94.6 million. The interest rate for the loan is a floating rate based on six-month EURIBOR plus a margin of 1.0% to 1.10% (depending on the level of the debt service coverage ratio). We initially hedged 100% of our EURIBOR exposure with the same banks providing the financing. The hedge was structured 30% through a swap set at approximately 4.07% and 70% through a cap with a 4.5% strike. Furthermore, in 2017, we contracted additional caps with a 1% strike covering 35.0% of the principal of PS20 through 2025. The outstanding amount of this loan as of December 31, 2019 was €58 million.

These financing arrangements permit cash distribution to shareholders once per year if the debt service coverage ratio is at least 1.10x.

Helios 1/2

Overview. The Helios 1/2 project is a 100 MW solar power facility wholly owned by us located in the municipality of Arenas de San Juan, Puerto Lapice and Villarta de San Juan, Spain. Helios 1 and Helios 2 reached COD in 2012. Helios 1/2 relies on a conventional parabolic trough concentrating solar power system to generate electricity. This technology is similar to the technology used in other solar power plants that we own in other locations in Spain. Helios 1/2 benefits from the tax accelerated depreciation regime established by the Spanish Corporate Income Tax Act.

Regulation. Renewable energy projects in Spain sell the power they produce into the wholesale electricity market and receive additional payments from CNMC. See Solaben 2/3 above and “—Regulation—Regulation in Spain.”

Spain has senior unsecured credit ratings of A from S&P, Baa1 from Moody’s and A- from Fitch.

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

Project Level Financing. On May 17, 2018 we refinanced Helios 1/2 as expected in our financial plan.

The new project finances are two mini-perm loan agreements for a total amount of €292 million for both projects with a syndicate of eight banks formed by Santander S.A., Caixabank S.A., Bankia S.A., ICO, Credit Agricole Corporate, ING Bank N.V., Abanca S.A. and Bankinter S.A. The increase in notional with respect to the previous financing was used to partially cancel the swap in place and pay refinancing costs. The mini-perm structure consists of sculpting semiannual debt service payments using an underlying tenor of 15 years but with a contractual legal maturity in 2027. We expect to refinance Helios 1/2 before 2028. The interest rate for the loans is a floating rate based on six-month EURIBOR plus a margin of: (i) 2.25% until December 2020; (ii) 2.50% from January 2021 until December 2024; (iii) 2.75% from January 2025 until maturity.

The loans are currently 70% hedged with swaps with some of the same banks providing the financing. We have maintained part of the swaps which were previously in place. As a result, 64% of the swap hedged portion is structured through a swap set at approximately 3.85% and 36% through a new swap contracted in 2018 set at approximately 0.89%. Furthermore, in 2017, we contracted additional caps with a 1% strike covering 11% of the principal of both loan agreements through 2025. The outstanding amount of the loans as of December 31, 2019 was €227 million.

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

Spain has senior unsecured credit ratings of A from S&P, Baa1 from Moody’s and A- from Fitch.

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

Project Level Financing. On June 26, 2018 we refinanced Helioenergy 1/2 as part of our financial plan, for the same amount that was outstanding as of the date of the refinancing. On June 26, 2018, Helioenergy 1 entered into a 15-year loan agreement of €108.9 million and Helioenergy 2 entered into a 15-year loan agreement of €109.6 million with a syndicate of banks consisting, in both agreements, of Banco Santander, S.A., CaixaBank, S.A., Bankia, S.A., Credit Agricole Corporate and Investment Bank, S.A., Bankinter, S.A., Unicaja Banco, S.A. and ING Bank, N.V., Spanish Branch and the investment firm Rivage Investment. The interest rate for the loans is a floating rate based on six-month EURIBOR plus a margin of 2.25% until December 2025 and 2.50% until maturity. Debt service is sculpted according to the specific characteristics of the project. In addition, each of the two projects entered into a 17-year, fully amortizing loan agreement with an institutional investor for a €22.5 million (€45 million in total) with a fixed interest rate of 4.37%.

We have maintained the original swap which hedged the previous financing. As a result, the banking tranche is 97% hedged through a swap set at approximately 3.8% strike. In addition, we have the remaining 3% hedged through a cap with a 1% strike. The outstanding amount of these loans as of December 31, 2019 was €221 million.

The financing arrangements permit cash distributions to shareholders semi-annually year based on a debt service coverage ratio of at least 1.15x.

Solnova 1/3/4

Overview. The Solnova 1/3/4 project is a 150 MW solar power facility wholly owned by us located in the municipality of Sanlucar la Mayor, Spain. Solnova 1 and Solnova 3 projects reached COD in the second quarter of 2010 and Solnova 4 reached COD in the third quarter of 2010. Solnova 1/3/4 relies on a conventional parabolic trough concentrating solar power system to generate electricity. This technology is similar to the technology used in other solar power plants that we own in other locations in Spain. Solnova 1/3/4 benefits from the tax accelerated depreciation regime established by the Spanish Corporate Income Tax Act.

Regulation. Renewable energy projects in Spain sell the power they produce into the wholesale electricity market and receive additional payments from CNMC. See Solaben 2/3 above and “—Regulation—Regulation in Spain.”

Spain has senior unsecured credit ratings of A from S&P, Baa1 from Moody’s and A- from Fitch.

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

Project Level Financing. On December 18, 2007, Solnova 1 entered into a 22-year loan agreement for €233.4 million with a syndicate of banks including Societe Generale, Santander, Credit Agricole CIB, Natixis, Banco Sabadell (Sabadell and Dexia), Credit Industriel et Commercial, Kfw IPEX-Bank, IKB Deutsche Industriebank, SMBC, Caixa Bank, DEPFA Bank, Landesbank Baden-Wurttemberg and BEI. The interest rate for the loan is a floating rate based on six-month EURIBOR plus a margin in the range of 1.15% up to 1.25%, depending on the debt services coverage ratio. We initially hedged 80% of our EURIBOR exposure with the same banks providing the financing. The hedge was structured 100% through a swap set at approximately 4.76% strike. Furthermore, in 2017, we contracted an additional cap with a 1% strike covering 20% of the principal of Solnova 1 through 2025.

On January 15, 2008, Solnova 3 entered into a 22-year loan agreement for €227.5 million with a syndicate of banks including Societe Generale, Santander, Credit Agricole CIB, Natixis, Banco Sabadell, Credit Industriel et Commercial, Kfw IPEX-Bank, IKB Deutsche Industriebank, SMBC, Caixa Bank, DEPFA Bank, Landesbank Baden-Wurttemberg and BEI. The interest rate for the loan is a floating rate based on six-month EURIBOR plus a margin in the range from 1.15% up to 1.25%, depending on the debt services coverage ratio. The EURIBOR exposure was initially 80% hedged with the same banks providing the financing. The hedge is structured 30% through a swap set at approximately 4.34% cost and 70% through a cap at approximately 4.65%. In 2017 and 2018, we partially replaced the original cap with an additional cap contracted with a 1% strike covering approximately 77% of the principal of Solnova 3 from the middle of 2017 through 2025.

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

As of December 31, 2019, the outstanding amount of these loans was €450 million.

The financing arrangements of the three plants permit cash distributions to shareholders once per year if the debt service coverage ratio is at least 1.15x.

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

Spain has senior unsecured credit ratings of A from S&P, Baa1 from Moody’s and A- from Fitch.

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

The outstanding amount of the project bonds as of December 31, 2019 was €214 million.

Seville PV

Overview. Seville PV is a 1 MW photovoltaic farm located alongside PS 10/20 and Solnova 1/3/4, in Sanlucar La Mayor, Spain.

Regulation. Seville PV is subject to the same regulations as our other solar facilities in Spain except that it has a regulatory life of 30 years. See “—Regulation—Regulation in Spain.” Spain has senior unsecured credit ratings of A from S&P, Baa1 from Moody’s and A- from Fitch.

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

Eskom is a state-owned, limited liability company, wholly owned by the government of the Republic of South Africa. Eskom’s payment guarantees are underwritten by the South African Department of Energy, under the terms of an implementation agreement. Eskom’s credit ratings are currently CCC+ from S&P, B3 from Moody’s and BB- from Fitch. The Republic of South Africa’s credit ratings are currently BB from S&P, Baa3 from Moody’s and BB+ from Fitch.

In addition, in 2019 we entered into a political risk insurance agreement with the Multinational Investment Guarantee Agency for Kaxu. The insurance provides protection for breach of contract up to $98.6 million in the event the South African Department of Energy does not comply with its obligations as guarantor. This insurance policy does not cover credit risk.

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

In Kaxu, the EPC contract provided a performance guarantee of 12 consecutive and uninterrupted months within the initial 24-month period, for the benefit of the project company and the financing parties. In Kaxu, we reached an agreement with Abengoa as EPC supplier and the lenders under the project financing agreement to extend the production guarantee until October 2018. In the extended period, Kaxu reached the main target production parameters but not all of them, which resulted in obligations and guarantees of approximately $2 million. Kaxu’s dividend distributions to the holding company level are subject to a number of conditions, including the asset reaching formal completion and Abengoa fulfilling the previous obligations as EPC supplier. In exchange for that extension, Abengoa agreed to perform certain technical improvements in the heat exchangers and provided an approximately $15 million letter of credit to guarantee the correct performance of those heat exchangers in the upcoming 5 years.

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

Project Level Financing. Kaxu entered into a long-term financing agreement with a lenders’ group including Nedbank and RMB, Industrial Development Corporation of South Africa and Development Bank of Southern Africa, and the International Finance Corporation for a total approximate amount of ZAR 5,860.0 million. The loan consists of senior and subordinated long-term loans payable in South African rand over an 18-year term with the cash generated by the project. The interest rate exposure was initially 100% hedged through a swap with the same banks providing the financing, and the coverage progressively reduces over the life of the loan with a current effective annual interest rate of approximately 11%.

As of December 31, 2019, the outstanding amount of these loans was ZAR 5,381 million, or approximately $384 million.

The financing arrangement permits dividend distributions on a semi-annual basis after the first repayment of debt has occurred, as long as the historical and projected debt service coverage ratios are at least 1.2x. In 2018, although Kaxu’s debt coverage reached the minimum threshold, distributions were delayed as a consequence of the planned finalization of the guarantee period in late 2018. In 2019, Kaxu made distributions after obtaining bank approvals, since the asset has not fulfilled all bank requirements to reach financial completion, which is expected to be obtained in the upcoming months.

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

UTE is unrated, and Uruguay has senior unsecured credit ratings of BBB from S&P, Baa2 from Moody’s and BBB- from Fitch.

O&M. In the second half of 2019, we internalized the operation activities of Palmatir, previously provided by Operacion y Mantenimiento Uruguay S.A. (formerly Omega), a subsidiary of Abengoa. We have a turbine O&M agreement with Siemens Gamesa that covers scheduled and unscheduled turbine maintenance, a supply of spare parts, wind farm monitoring and reporting services.

Project Level Financing. On April 11, 2013, Palmatir entered into a financing agreement for a 20-year loan in two tranches in connection with the project. The first tranche is a $73 million loan from the U.S. Export Import Bank with a fixed interest rate of 3.11%. The second tranche is a $40 million loan from the Inter-American Development Bank with a floating interest rate of six-month U.S. LIBOR plus 4.125%. The U.S. LIBOR exposure was 80% hedged with a swap at a rate of 2.22% with the financing bank. The combined principal balance of both tranches as of December 31, 2019 was $87 million.

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

UTE is unrated, and Uruguay has senior unsecured credit ratings of BBB from S&P, Baa2 from Moody’s and BBB- from Fitch.

O&M. In the second half of 2019, we internalized the operation activities of Cadonal, previously provided by Operacion y Mantenimiento Uruguay S.A. (formerly Omega), a subsidiary of Abengoa. We have a turbine O&M agreement with Siemens Gamesa that covers scheduled and unscheduled turbine maintenance, a supply of spare parts, wind farm monitoring and reporting services.

Project Level Financing. On September 15, 2014, Cadonal entered into an A/B loan agreement and a subordinated debt tranche. The A tranche, with a tenor of 19.5 years, is a $40.5 million loan from Corporacion Andina de Fomento (“CAF”), with a floating interest rate of six-month U.S. LIBOR plus 3.9% for as long as CAF has access to funding from BankBankengruppe Kreditanstalt fur Wiederaufbau, or KfW, through its program for the development of certain climate-relevant projects. An interest rate swap was arranged in order to mitigate interest rate risk for the tranche A, covering the 70% of the interests through a swap set at approximately 3.29% strike. The tranche B is a $40.5 million loan from DNB Bank with a floating interest rate of six-month U.S. LIBOR plus 3.65% for as long as CAF has access to funding from KfW, with a tenor of 17.5 years. The U.S. LIBOR exposure on the tranche B loan was approximately 70% hedged through swap set at approximately 3.16% strike. The subordinated debt tranche provided by CAF in the amount of $9.1 million, with a tenor of 19.5 years and a floating interest rate of six-month U.S. LIBOR plus 6.5%. The combined principal balance of these loans as of December 31, 2019 was $78 million.

Cash distributions are permissible semi-annually subject to a historical senior debt service coverage ratio for the previous twelve-month period of at least 1.20x, a total debt service coverage ratio of at least 1.10x and a projected senior debt service coverage ratio for the following twelve-month period of at least 1.10x, except in the case of the first distribution, in which case the projected senior debt service coverage ratio for the following twelve-month period must be at least 1.20x, the projected total debt service coverage for the following twelve-month period must be at least 1.10x, and both the historical senior debt coverage ratio and the historical total debt coverage ratio must be confirmed by the auditors. As of December 31, 2019, Cadonal did not meet the minimum ratio for distributions nor the minimum ratio required by the project finance lenders. We obtained a waiver from the lenders prior to  December 31, 2019.

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

O&M. Melowind signed an agreement with Nordex, covering the maintenance tasks of the wind turbines. The scope of works of this agreement includes operation, scheduled and unscheduled maintenance. In addition, Melowind signed an O&M agreement with Ingener covering the maintenance tasks of the civil works and electrical infrastructure.

Project Level Financing. On December 13, 2018, Melowind entered into a financing agreement with Banco Santander payable over a period of 16 years. The financing consists of a $76 million loan, a $4.6 million revolving debt service reserve facility an additional $1.1million for the issuance of guarantees. The interest rate is a floating rate based on six-month LIBOR plus a margin of 2.25% until December 2021, 2.5% from January 2022 to December 2024, 2.75% from January 2025 to December 2027 and 3.0% from January 2028 to December 2034. The LIBOR exposure was 75% hedged with a swap at a rate of 3.26% with the financing bank. As of December 31, 2019, the outstanding amount of the loan was $75 million.

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

O&M. The operation and maintenance service is performed internally.

Project Level Financing. The asset has a 17-year, non-recourse project financing with Inter-American Investment Corporation. As of December 31, 2019, the outstanding amount on the loan was $5 million.

Efficient Natural Gas

The following table provides an overview of our efficient natural gas assets:

Assets	Type	Ownership	Location	Currency	Capacity (Gross)	off-taker	Counterparty Credit Rating(1)	COD	Contract Years Left
ACT	Efficient Natural Gas	99.99%(2)	Mexico	USD(3)	300 MW	Pemex	BBB+/ Baa3/ BB+	2013	13
Monterrey	Efficient Natural Gas	30%	Mexico	USD	142 MW	Industrial Customers	Not rated	2018	19

Notes:—

(1)	Reflects the counterparty’s issuer credit ratings issued by S&P, Moody’s and Fitch.
(2)	One share is owned by Abengoa México, S.A. de C.V. and 1 share is owned by Abener Energía, S.A., both wholly owned by Abengoa.
(3)	Payable in Mexican pesos.

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

Pemex has a corporate credit rating of BBB+ by S&P, Baa3 by Moody’s and BB+ by Fitch.

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

The senior loan agreement permits cash distributions to shareholders provided that the debt service coverage ratio is at least 1.20x, or at any time provided that the last four quarters had a debt service coverage ratio of at least 1.20x.

The outstanding amount of these loans as of December 31, 2019 was $529 million.

Partnerships. We own all of the shares of ACT except for two ordinary shares, which represent less than 0.01% of the total capital of ACT and which are owned by wholly owned subsidiaries of Abengoa.

Monterrey

Overview. Monterrey is a 142 MW gas-fired engine facility including 130 MW installed capacity and 12 MW battery capacity. We acquired a 30% stake in Monterrey in August 2019. The asset, located in Mexico, has been in operation since 2018 and represents our first investment in electric batteries.

The power plant is configured with seven 18.6 MW Wärtsilä 18V50SG natural gas internal combustion engines. In addition, the flexible 12 MW/12 MWh battery storage system improves the quality, reliability and allows for on-peak/off-peak arbitrage strategy.

PPA. It has a U.S. dollar-denominated 20-year PPA with two international large corporations engaged in the car manufacturing industry. The PPA also includes price escalation factors. The asset is the sole electricity supplier for the off-takers. In order to provide electricity, the asset also has a 20-year contract for the natural gas transportation from Texas with a U.S. energy company.

The initial capacity to be provided to the off-takers is 100-MW, for which the asset receives a capacity take-or pay payment on top of the payment that it receives in relation to the energy demanded by the off-takers under the PPA terms.The PPA also provides that the off-taker may require additional capacity up to 128-MW.

O&M. Wärtsilä Mexico performs the O&M for Monterrey, including manpower, technical support, online monitoring, maintenance planning, performance guarantees and risk management. The term of the contract is three years from COD. The structure is a cost reimbursement plus operating fee indexed to Mexican CPI, capped at 2.25% per annum.

In addition, the asset has in place a Generator Maintenance Agreement with Wärtsilä Mexico for the seven generators for a period of 15 years from COD or until each generator has reached 101,000 running hours. The structure is a fixed fee plus a variable fee plus a recovery guarantee fee per year and an overhaul fee. In addition, there are performance liquidated damages and a bonus scheme.

Project Level Financing. On June 28, 2018, Pemcorp S.A.P.I. de C.V. (“Pemcorp”), the project company that owns Monterrey, entered into a $111 million term loan agreement with a syndicate of banks including Natixis, Sumitomo Mitsui Banking Corporation and The Korea Development Bank. The loan is denominated in U.S. dollars and matures on June 28, 2023. The interest rate is a floating rate based on the three-month U.S. LIBOR plus a margin of 2.75% with a 0.25% increase after three years. The LIBOR exposure was 75% hedged with a swap rate of 3.02% with the financing bank.

The loan agreement permits cash distributions after the asset reached COD provided that the debt service coverage ratio is at least 1.20x.

Partnerships and ROFO Agreement. Our partner in Monterrey is Arroyo Energy, an independent investment manager focused on power and energy infrastructure assets in the U.S., Mexico and Chile, which currently owns 70% of the asset. We have also entered into a ROFO agreement with Arroyo Energy for the remaining 70% stake in Monterrey, currently owned by them.

Electric Transmission

The following table provides an overview of our electric transmission assets, each of which is operational:

Assets	Type	Ownership	Location	Currency(1)	Capacity (Gross)	off-taker	Counterparty Credit Rating(2)	COD	Contract Years Left
ATN	Transmission Line	100%	Peru	USD	365 miles	Peru	BBB+/A3/ BBB+	2011	21
ATS	Transmission Line	100%	Peru	USD	569 miles	Peru	BBB+/A3/ BBB+	2014	24
AN2	Transmission Line	100%	Peru	USD	81 miles	Minera Las Bambas	Not rated	2015	13
Quadra 1/2	Transmission Line	100%	Chile	USD	49 miles/32 miles	Sierra Gorda	Not rated	2014	15 / 15
Palmucho	Transmission Line	100%	Chile	USD	6 miles	Enel Generacion Chile	BBB+/Baa1/ BBB+	2007	18
Chile TL3	Transmission Line	100%	Chile	USD	50 miles	CNE (National Energy Commision)	A+/A1/ A	1993	Regulated

Notes:—

(1)	Certain contracts denominated in U.S. dollars are payable in local currency.
(2)	Reflects counterparty’s issuer credit ratings issued by S&P, Moody’s and Fitch.

ATN

Overview. ATN S.A. or the ATN Project, in Peru is part of the Guaranteed Transmission System and comprises several sections of transmission lines and substations. ATN reached COD in 2011. On December 28, 2018, ATN S.A. completed the acquisition of a 220-kV power substation and two small transmission to connect our line to the Shahuindo (ATN expansion 1) mine located nearby. In October 2019, we also closed the acquisition of ATN Expansion 2.

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

In addition, both ATN Expansion 1 and ATN Expansion 2 have 20-year PPAs denominated in US $.

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

Project Level Financing. On September 26, 2013, ATN completed the issue of a project bond in four tranches. To implement the bond issuance, ATN created a trust holding all of the assets and economic rights arising out of the definitive concession agreement. The first tranche has a principal amount of $15 million with a five-year term with quarterly amortization and bears interest at a rate of 3.845% per year. The second tranche has a principal amount of $50 million with a 15-year term with quarterly amortization and bears interest at a rate of 6.15% per year. The second tranche has a five-year grace period for principal repayment. The third tranche has a principal amount of $45 million with a 26-year term and bears interest at a rate of 7.53% per year. The third tranche has a 15-year grace period for principal repayments. The fourth tranche has a principal amount of $10 million with a 15-year term and bears interest at a rate of 6.88% per year. The fourth tranche has a 5-year grace period for principal repayments. As of December 31, 2019, $101 million in aggregate principal amount was outstanding.

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

Project Level Financing. On April 8, 2014, ATS issued a project bond in one tranche denominated in U.S. dollars. The project bond has a principal amount of $432 million with a 29-year term with semi-annual amortization and bears a fixed interest rate of 6.875%. As of December 31, 2019, $405 million was outstanding.

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

Maintenance & Monitoring. Omega Peru Operación y Mantenimiento S.A., a wholly-owned subsidiary of Abengoa, provides maintenance and monitoring services for ATN2 under a 6-year term contract that is renewed every six years. Omega Peru has agreed to maintain the facility in accordance with prudent utility practices, ensure compliance with all applicable government and agency permits, licenses, approvals and concession agreement terms.

Project Level Financing. On September 28, 2011, a 15-year loan agreement was executed with Banco de Credito del Peru, or BCP, for a commitment of $50.0 million. On November 24, 2014, a new 15-year tranche was signed with BCP for $31.0 million. On September 26, 2018, we prepaid $24.4 million of U.S. dollar denominated project level debt of ATN2. All debt has a fixed interest rate amounting to 9.1% on a weighted average basis. In November 2019, we reached an agreement with the lenders to extend the tenor by 1.5 years and reduce the cost in a range of 75 to 100 basis points, depending on the tranche. As of December 31, 2019, the outstanding amount of the ATN2 project loan was $58 million. Cash distributions are subject to a debt service coverage ratio of at least 1.15x.

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

O&M. Transelec S.A. performs operations services at Quadra 1 until March 2018. After that date, operations will be performed by Enor Chile S.A. under a 10-year contract expiring in 2027. Gas Atacama S.A. is providing operations services at Quadra 2 under a 12-year contract expiring in August 2029. Cobra Chile Servicios S.A. is performing maintenance services at Quadra 1 and Quadra 2 under 6-year contracts expiring in August 2023.

Project Level Financing. On June 27, 2019, we refinanced the project debt of our Chilean assets Palmucho, Chile TL3, Quadra 1 and Quadra 2. The new financing agreement consists of a single loan agreement for Palmucho, Chile TL3, Quadra 1 and Quadra 2 for a total amount of $75 million with a syndicate of local banks formed by Itaú, Banco de Credito del Peru (BCP) and Banco BICE. The new project debt has replaced the previous two independent project loans in Quadra 1 and Quadra 2. The new loan is denominated in U.S. dollars and matures on September 30, 2031, which is a maturity date two years later than the original financing. The new loan has a semi-annual amortization schedule and accrues interest at a variable rate based on the six-month U.S. LIBOR plus 3.60%, which represents a 20-basis point improvement compared to the previous financing. We have cancelled the swaps previously in place and contracted a new interest rate swap at an approximate fixed rate of 2.25% to hedge 75% of the amount nominal during the entire debt term.

The new financing agreement is cross-collateralized jointly between the Chilean assets and permits cash distributions to its parent company twice per year if the combined debt service coverage ratio for the three assets is at least 1.20x.

As of December 31, 2019, $70 million in aggregate principal amount was outstanding in respect of Quadra 1 and Quadra 2.

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

Project Level Financing. See Project Level Financing section for Quadra 1 and Quadra 2 above.

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

O&M. Our staff performs operations services at Chile TL3. Cobra Montajes, Servicios y Agua Limitada performs maintenance services at Chile TL3 under a 4-year contracts expiring in 2022.

Project Level Financing. See Project Level Financing section for Quadra 1 and Quadra 2 above.

Water

The following table presents our interests in water assets, each of which is operational:

Assets	Type	Location	Capacity	off-taker	Currency(1)	Counterparty Credit Rating	COD	Contract Years Left
Honaine	Water	Algeria	7 M ft3/day	Sonatrach/ADE	U.S. dollar	Not rated	2012	18
Skikda	Water	Algeria	3.5 M ft3/day	Sonatrach/ADE	U.S. dollar	Not rated	2009	14

Note:—
(1)	Payable in local currency.

Honaine

Overview. On February 3, 2015, we completed the acquisition of 25.5% of Honaine pursuant to the Abengoa ROFO Agreement.

The Honaine project is a water desalination plant located in Taffsout, Algeria, near three important cities: Oran, to the northeast, and Sidi Bel Abbes and Tlemcen, to the southeast. Myah Bahr Honaine Spa (“MBH”), is the vehicle incorporated in Algeria for the purposes of owning the Honaine project. Algerian Energy Company, SPA, or AEC, owns 49% and Sociedad Anonima Depuracion y Tratamientos, or Sacyr Agua, S.L, subsidiary of Sacyr S.A., owns the remaining 25.5% of the Honaine project.

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

Partnerships. 51% of the plant is owned by Geida Tlemcen, which is jointly owned by us (50%) and Sacyr Agua, S.L. (50%). The other 49% is held by AEC.

Skikda

Overview. On February 3, 2015, we completed the acquisition of 34.2% of Skikda pursuant to the Abengoa ROFO Agreement.

The Skikda project is a water desalination plant located in Skikda, Algeria. Skikda is located 510 km east of Algiers. Aguas de Skikda, or ADS, is the vehicle incorporated in Algeria for the purposes of owning the Skikda project. AEC owns 49% and Sacyr Agua, S.L., subsidiary of Sacyr S.A., owns the remaining 16.83% of the Skikda project.

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

Skikda had a corporate income tax exemption until 2019. After that period, the exemption had not been extended. Project have been partly compensated under the water purchase agreement in the tariff.

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

O&M. In July 2005, ADS signed an operation and maintenance contract and a membrane and chemical products supply contract with UTE Desaladora Skikda Operacion y Mantenimiento (a joint venture between Abengoa Water, S.L. holding 67%, and Sacyr, S.A., holding 33%).

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

As of December 31, 2019, the outstanding amount of the Skikda project loan was $24 million.

The financing arrangements permit cash distribution to shareholders once per year under certain conditions, including that the audited financials for the prior fiscal year indicate a debt service coverage ratio of at least 1.25x.

Partnerships. 51% of the plant is owned by Geida Skikda, which is jointly owned by us (67%) and Sacyr Agua, S.L. owns (33%). The other 49% is held by AEC.

Our Growth Strategy

We intend to grow our cash available for distribution and our dividend to shareholders through:

•
organic growth through the optimization of the existing portfolio, investments in the expansion of our current assets, particularly in our transmission lines sector, and the repowering of our current generation assets;

•	acquisitions of assets from third parties;

•	acquiring new assets from AAGES and Algonquin under our current ROFO agreements and co-investing with Algonquin;

•
potential new future partnerships with other developers or asset owners to acquire assets or to invest directly or through investment vehicles in assets under development, ensuring that such investments are always a small part of our total investments.

In general, we expect to acquire assets that are developed and operational. We also plan to make investments in assets that are under development or construction. We also might acquire assets or businesses where revenues are not contracted.

We intend to use the following investment guidelines in evaluating prospective acquisitions in order to successfully execute our growth strategy:

•	generally high quality off-takers or regulation, with long-term contracted revenue;

•	limited exposure to assets under construction or development, generally co-investing with partners;

•	project financing in place at each project or mechanisms to obtain it at COD;

•	management and operational systems and processes at an adequate level;

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

In October 2018 we reached an agreement to acquire PTS, a natural gas transportation platform located in the Gulf of Mexico, close to ACT, our efficient natural gas plant. PTS will have a contracted compression capacity of 450 million standard cubic feet per day and is currently under construction. The service agreement signed with Pemex on October 18, 2017 is a “take-or-pay” 11-year term contract starting in 2020, with a possibility of future extension at the discretion of both parties.  On October 10, 2018, we acquired a 5% ownership in the project; once the project begins operation, which is expected in the first half of 2020, we expect to acquire an additional 65% stake, subject to final approvals. We are currently under negotiations with the seller about certain aspects of the agreement. The total equity investment for the 100% stake is estimated to be approximately $150 million. The amount paid so far has been negligible.

On December 28, 2018, the Company completed the acquisition of a power substation and two small transmission lines in Peru, constituting an expansion of the ATN transmission line (“ATN expansion 1”). Total purchase price for this asset was $16 million.

In December 2018, we completed the acquisition of Chile TL3, a transmission line currently in operation in Chile. The asset has a tariff under the regulation in place in Chile, denominated in U.S. dollars and indexed to U.S. and Chilean inflation rates. Our investment was approximately $6 million.

In December 2018, we completed the acquisition of Melowind, a 50 MW wind plant in Uruguay, from Enel Green Power S.p.A. The asset has been in operation since 2015 and has a 20-year US dollar-denominated PPA in place for 100% of the electricity produced. The off-taker is the state-owned power company UTE, which has an investment grade credit rating. The total purchase price for this asset was approximately $45 million.

2019 acquisitions

In January 2019, we entered into an agreement with Abengoa under the Abengoa ROFO Agreement for the acquisition of Befesa Agua Tenes, a holding company which owns a 51% stake in Tenes, a water desalination plant in Algeria that is similar in several aspects to our Skikda and Honaine plants. The price agreed for the equity value was $24.5 million, of which $19.9 million was paid in January 2019 as an advanced payment. Closing of the acquisition was subject to conditions precedent, including approval by the Algerian administration. The conditions precedent set forth in the share purchase agreement were not fulfilled as of September 30, 2019. Therefore, in accordance with the terms of the share purchase agreement the advanced payment has been converted into a secured loan to be reimbursed by Befesa Agua Tenes, together with 12% per annum interest, through a full cash-sweep of all the dividends generated to be received from the asset. The share purchase agreement requires that the repayment occurs no later than September 30, 2031. In October 2019 we received a first payment in the amount of $7.8 million through the cash sweep mechanism

In April 2019, we entered into an agreement to acquire a 30% stake in Monterrey, a 142 MW gas-fired engine facility including 130 MW installed capacity and 12 MW battery capacity. The acquisition closed on August 2, 2019 and we paid $42 million for the total equity investment. The asset, located in Mexico, has been in operation since 2018 and represents our first investment in electric batteries. It has a U.S. dollar-denominated 20-year PPA with two international large corporations engaged in the car manufacturing industry as well as a 20-year contract for the natural gas transportation from Texas with a U.S. energy company. The PPA also includes price escalation factors. The asset is the sole electricity supplier for the off-takers, it has no commodity risk and also has the possibility to sell excess energy to the North-East region of the country once the plant is connected to the grid. We have also entered into a ROFO agreement with the seller of the shares for the remaining 70% stake in the asset.

On May 24, 2019, Atlantica and Algonquin formed AYES Canada, a vehicle to channel co-investment opportunities in which Atlantica holds the majority of voting rights. AYES Canada’s first investment was in Amherst Island, a 75 MW wind plant in Canada owned by the project company Windlectric, Inc. (“Windlectric”). Atlantica invested $4.9 million and Algonquin invested $92.3 million, both through AYES Canada, which in turn invested those funds in Amherst Island Partnership, the holding company of Windlectric. Since Atlantica has control over AYES Canada under IFRS 10 “Consolidated Financial Statements”, its consolidated financial statements initially showed a total investment in the Amherst Island project of $97.2 million, accounted for as “Investments carried under the equity method” (Note 7) and Algonquin’s portion of that investment of $92.3 million as “Non-controlling interest”. In addition, and under certain circumstances considered remote by both companies, Atlantica and Algonquin have options to convert shares of AYES Canada currently owned by Algonquin into Atlantica ordinary shares in exchange for a higher stake in the plant, subject to the provisions of the standstill and enhanced collaboration agreements with Algonquin.

On May 31, 2019, we entered into an agreement with Abengoa to acquire a 15% stake in Rioglass, a multinational manufacturer of solar components in order to secure certain Abengoa obligations. The investment was $7 million, and it is classified as available for sale and is expected to generate interest income for us once divested.

On August 2, 2019, we closed the acquisition of ASI Operations, the company that performs the operation and maintenance services to Solana and Mojave plants. The consideration paid was $6 million.

In October 2019, we closed the acquisition of ATN Expansion 2, as previously announced, for a total equity investment of approximately $20 million. The off-taker is Enel Green Power Peru. Transfer of the concession agreement is pending authorization from the Ministry of Energy in Peru. If this authorization were not to be obtained within an eight-month period, the transaction would be reversed with no penalties to Atlantica.

Customers and Contracts

We derive our revenue from selling electricity, electric transmission capacity and desalination capacity. Our customers are mainly comprised of governments and electrical utilities, the latter with which we typically have entered into PPAs. We also employ concession contracts, typically ranging from 20 to 30 years. We also have regulated assets in Spain and Chile (Chile TL3). See the description of each asset under “—Our Operations” for more detail on each concession contract.

Our main contracts in our business also include the project finance contracts with banks or financial institutions and the operation and maintenance contracts of each of our assets. See description of financing and operation and maintenance contracts under “—Our Operations.”

Additionally, we have entered into a ROFO agreement and other agreements with Abengoa as well as a ROFO agreement with both AAGES and Algonquin. See “Item 7.B - Related Party Transactions” for more detail on these contracts.

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

Seasonality

Our operating results and cash flows can be significantly affected by weather in some of our most relevant projects, such as the solar power plants. We expect to derive a majority of our annual revenues in the months of May through September, when solar generation is the highest in the majority of our markets and when some of our off-take arrangements provide for higher payments to us.

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

Employees and Human Resources

As of the date of this Annual Report, we had 425 employees (including both operations and maintenance and general and administrative staff). Following our acquisition of ASI Ops, certain of our employees now belong to a labor union. We believe that the relationship between the Company and its labor union is good. We have not experienced any strikes or work stoppages in our workforce. One of our plants has experienced strikes by employees of one of our operation and maintenance suppliers in the past.

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

Properties

See “Item 4.B—Business Overview—Our Operations.”

Legal Proceedings

On October 17, 2016, ACT received a request for arbitration from the International Court of Arbitration of the International Chamber of Commerce presented by Pemex. Pemex was requesting compensation for damages caused by a fire that occurred in their facilities during the construction of the ACT cogeneration plant in December 2012, for a total amount of approximately $20 million. On July 5, 2017, Seguros Inbursa, the insurer of Pemex, joined as a second claimant in the process. On December 19, 2018 the parties of the arbitration executed a settlement agreement to finalize the claim without any financial impact for ACT. On March 8, 2019 the ICC arbitration tribunal confirmed the settlement agreement and the arbitration was terminated.

A number of Abengoa’s subcontractors and insurance companies that issued bonds covering Abengoa’s obligations under such contracts in the U.S. have included some of the non-recourse subsidiaries of Atlantica in the U.S. as co-defendants in claims against Abengoa. Generally, the subsidiaries of Atlantica have been dismissed as defendants at early stages of the processes. With respect to a claim addressed by a group of insurance companies to a number of Abengoa’s subsidiaries and to Solana (Arizona Solar One) for Abengoa related losses of approximately $20 million that could increase, according to the insurance companies, up to a maximum of approximately $200 million if all their exposure resulted in losses. Atlantica reached an agreement with all but one of the above-mentioned insurance companies, under which they agreed to dismiss their claims in exchange for payments of approximately $4.3 million, which were paid in 2018. The insurance company that did not join the agreement has temporarily stopped legal actions against Atlantica, and Atlantica does not expect this particular claim to have a material adverse effect on its business.

In addition, an insurance company covering certain Abengoa obligations in Mexico has claimed certain amounts related to a potential loss. This claim is covered by existing indemnities from Abengoa. Nevertheless, Atlantica has reached an agreement under which Atlantica´s maximum theoretical exposure would in any case be limited to approximately $35 million, including $2.5 million to be held in an escrow account. In January 2019, the insurance company executed $2.5 million from the escrow account and Abengoa reimbursed such amount according to the existing indemnities in force between Atlantica and Abengoa.  The payments by Atlantica would only happen if and when the actual loss has been confirmed, if Abengoa has not fulfilled their obligations and after arbitration, if the Company initiates it.

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

United States State-Level Incentives

In addition to federal legislation, many states have enacted legislation, principally in the form of renewable portfolio standards, or RPS, which generally require electric utilities to generate or purchase a certain percentage of their electricity supplied to consumers from renewable resources. In certain states, it is not only mandatory to meet these percentages, which in general are on the increase from renewable resources, but also electric utilities may be required to generate or purchase a percentage of their electricity supplied to consumers from specific renewable energy technologies, including solar technology. Depending upon the state, various certifications, permits, contracts and approvals may be required in order for a project to qualify for particular RPS programs. Some states, for example, require that only renewable energy generated in-state counts towards the RPS. According to the Database of State Incentives for Renewable Energy, as of January 2020, 49 states and United States territories have adopted some type of RPS standards. Although there is currently no federal RPS program, there have been proposals to create a federal RPS standard for renewable energy.

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

California has enacted legislation that increases its existing RPS to 60.0% by 2030 and 100% by 2045 for publicly-owned and investor-owned utilities, or IOUs. Arizona currently has a RPS of 15% by 2025, with 30% of the RPS to be met from distributed generation, although there have been proposals to increase these percentages.

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

Arizona

Regulation of Retail Electricity Service in Arizona

The Arizona Corporation Commission (“ACC”) has complete and exclusive jurisdiction over the rates and terms under which regulated utilities may provide electricity service to retail customers in Arizona. Under the Arizona Constitution, the ACC has unilateral authority over all utility regulation, including electric and natural gas utilities. The ACC also oversees all rate cases for its jurisdictional utilities, and as such has oversight of renewable energy procurement contracts by regulated electric utilities. Under Arizona’s Renewable Energy Standard & Tariff (“REST”) regulated electric utilities must supply an increasing percentage of their retail electric energy sales from eligible renewable resources, including solar, wind, biomass, biogas and geothermal technologies. The renewable energy requirement is 10% of retail electric sales in 2020 and increases annually until it reaches 15% in 2025.

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

Siting and Construction of New Power Generation Facilities in California

The California Energy Commission, or CEC, is the lead agency for licensing thermal power plants of 50 MW and larger under the California Environmental Quality Act and has a certified regulatory program under such Act. The CEC is comprised of five commissioners, two of whom oversee all hearings, workshops and related proceedings on a specific project. The CEC’s siting process evaluates Applications for Certification, or AFCs, to ensure that only power plants that are actually needed will be built, provides review by independent staff with technical expertise in public health and safety, environmental sciences, engineering and reliability, ensures simultaneous review and full participation by all state and local agencies, as well as coordination with federal agencies, resulting in issuance of one regulatory permit within a specific time frame, with full opportunity for participation by public and interest groups.

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

Notwithstanding the legal changes, we do not expect any negative consequences for ACT Energy Mexico, or ACT, or for the power generated and delivered to Pemex Gas y Petroquímica Básica. (today Pemex Transformación Industrial).

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

The new laws enacted so far are listed below:

•	Oil and Gas Law, or Ley de Hidrocarburos;

•	Electric Industry Law, or Ley de la Industria Eléctrica;

•	Geothermal Energy Law, or Ley de Energía Geotérmica;

•	Petróleos Mexicanos Law, or Ley de Petróleos Mexicanos;

•	Federal Electricity Commission Law, or Ley de la Comisión Federal de Electricidad;

•	Energy Regulatory Bodies Law, or Ley de los Organos Reguladores Coordinados en Materia Energética;

•	National Industrial Safety and Environmental Protection Law of the Oil and Gas Sector, or Ley de la Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos;

•	Mexican Petroleum Fund for Stabilization and Development, or Ley del Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo; and

•	Oil and Gas Revenue Law, or Ley de Ingresos sobre Hidrocarburos.

•	Energy Transition Law or Ley de Transición Energética.

Additionally, 12 laws were amended in order to unify their content with the new regulatory framework. The following are the amended laws:

•	Foreign Investment Law, or Ley de Inversión Extranjera;

•	Mining Law, or Ley Minera;

•	Private Public Partnerships Law, or Ley de Asociaciones Público Privadas;

•	National Water Law, or Ley de Aguas Nacionales;

•	Federal Law of Government-Owned Entities, or Ley Federal de las Entidades Paraestatales;

•	Public Sector Acquisitions, Leases and Services Law, or Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público;

•	Public Works and Related Services Law, or Ley de Obras Públicas y Servicios Relacionados con las mismas;

•	Organizational Law of the Federal Government, or Ley Organica de la Administracion Publica Federal;

•	Federal Fees Law, or Ley Federal de Derechos;

•	Fiscal Coordination Law, or Ley de Coordinación Fiscal;

•	Federal Budget and Treasury Accountability Law, or Ley Federal de Presupuesto y Responsabilidad Hacendaria; and

•	General Public Debt Law, or Ley General de Deuda Pública.

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

Pursuant to the former legal framework for the Mexican electric industry, permits for self-supply, cogeneration, independent production, small production, import, and export of electricity were granted by CRE for indefinite periods of time, except for independent power producer permits, which were granted for 30-year renewable terms. In addition to the legal and technical requirements established by law to obtain such permits, CFE’s approval was required as part of CRE’s permit approval process. Pursuant to the transitory regime, such permits will be in force for the duration of the corresponding interconnection agreements executed under their scope; nevertheless, such interconnection agreements should have achieved commercial operation by December 31, 2019 at the latest, or otherwise be cancelled.

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

For basic supply, private generators may participate in the auctions conducted by CENACE, in order for CFE to acquire the energy in the most convenient economic terms and conditions, and thus CFE will be able to supply power to users who so request it before CENACE, who will carry out the referred auction and determine whom the electricity will be purchased from (these auctions have been currently cancelled by the current federal administration). CRE will also determine the requirements that providers must comply with in order to acquire energy and execute contracts for electric coverage with users.

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

It is important to bear in mind that the Network’s Code became effective by April 9, 2019, which provided members of the industry (grandfathered or not) a three year period to complete all works necessary to meet the aforementioned requirements. Taking into consideration the foregoing, all members of the industry should have finished such works by April, 2019. Strictly speaking, if any member of the industry did not timely comply with this obligation, the relevant penalties will be imposed.

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

•
Guidelines that regulate the criteria for granting clean energy certificates (Lineamientos que establecen los criterios para el otorgamiento de certificados de energía limpia) which have been recently amended and which relevant implications will be further mentioned below.

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

Clean Energy Certificates

As mentioned above, the guidelines that regulate the criteria for granting clean energy certificates (lineamientos que establecen los criterios para el otorgamiento de certificados de energía limpia) have been recently amended. On October 28, 2019, some previously applicable requirements for such granting purposes were eliminated, especially the provision (among others) which established that grandfathered clean power plants that reached its commercial operation date prior August 11, 2014, would not be entitled to be granted with clean energy certificates.

The purpose of such modification, as argued by the Federal Government, is to seek a decrease in the electricity price produced by means of clean technologies and to promote the competition between generators, leading to better prices and avoiding speculation.

Notwithstanding the above the private investment sector of the industry has expressed a total rejection of the aforementioned amendment, given that it represents a risk to the national and international investments injected into the Mexican market under the originally enacted guidelines. The main argument of such sector is that with this amendment, the incentive for investments in generation projects by mean of clean technologies would disappear, given that the purchase and sale of clean energy certificates would not be profitable anymore.

It is important to bear in mind that various legal recourses (amparo lawsuits) have been filed by private companies and associations in order to challenge the validity and enforceability of the relevant amendment. In this regard, several definite suspensions have been granted to such companies; nevertheless, different controversies have arisen from these trials, including jurisdiction disputes.  Notwithstanding the foregoing, it is worth-mentioning that the validity and legality of the relevant amendments is still subject to review of the courts with jurisdiction.

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

Electricity Legal Framework

The principal laws and regulations governing the Peruvian power sector, or the Power Legal Framework, are: (i) the Power Concessions Law (or Ley de Concesiones Electricas, PCL), approved by Law No. 25844, and its implementing rules (Supreme Decree No. 09-93-EM); (ii) the Law to Ensure the Efficient Development of Electricity Generation (or Ley para Asegurar el Desarrollo Eficiente de la Generacion Electrica), approved by Law No. 28832, or Law No. 28832; (iii) the Transmission Rules (or Reglamento de Transmision), approved by the Supreme Decree No. 027-2007-EM, or the Transmission Rules; (iv) the General Environmental Law (Law No. 28611); (v) the new Regulations for the Environmental Protection in Power Activities, approved by Supreme Decree No. 014-2019-EM, published on July 7, 2019; (vi) the Power Sector Antitrust Law (Law No. 26876) and its regulations (Supreme Decree No. 017-98-ITINCI); (vii) the Laws creating OSINERGMIN (Law No. 26734 and Law No. 28964); (viii) the OSINERGMIN Rules (Supreme Decree No. 054-2001-PCM); (ix) the Regulatory Agencies of Private Investment in Public Services Framework Law (Law No. 27332); and (x) the Legislative Decree that promotes investment in the generation of power through renewable resources (Legislative Decree No. 1002) and its regulations (Supreme Decree No. 012-2011-EM).

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

The New Regulation for Environmental Protection in Electrical Activities

In accordance with the current environmental legal framework, as a general rule, prior to the construction and beginning of the electrical activities (i.e. generation, transmission or distribution) the holder must obtain from the Ministry of Energy and Mines (hereinafter, “MINEM”) the Instrument for Environmental Management (hereinafter, “IEM”), which after its approval is mandatory for implementation.

By Supreme Decree No. 014-2019-EM, published on July 7, 2019, the MINEM approved the new Regulation for Environmental Protection in Electrical Activities (hereinafter, the “REPEA”).

The REPEA establishes the obligation to have an Environmental Certification prior to the beginning of the construction and operation of any electrical activities capable of generating environmental impacts. The Instruments for Environmental Management (hereinafter, “IEM”) regulated are the following:

(i) Environmental studies

•	Environmental Impact Statement (DIA) - Category I

•	Semi-detailed Environmental Impact Study (EIAsd) - Category II

•	Detailed Environmental Impact Study (EIA-d) - Category III

(ii) Complementary Instruments for Environmental Management

•	Total Abandonment Plan (PAT)

•	Partial Abandonment Plan (PAP)

•	Rehabilitation Plan (PR)

•	Sustainability Technical Report (ITS)
•	Plan Directed to Remediation (PDR), within the framework of the regulations on the Standard Quality of Environmental for Soil

•	Environmental Management Plan for Polychlorinated Biphenyls (PGAPCB).

In the Seventh Subchapter of the Third Chapter of the REPEA, the figure of the Environmental Adaptation Plan (hereinafter, “EAP”) was created, which consists in a complementary and exceptional IEM that seeks to facilitate the adaptation of electrical activities to the current environmental obligations and regulations (i.e. correct or adapt transmission lines installed in routes that vary from the specific coordinates, and even from the study area, approved by MINEM in the environmental certifications).

The holder of electrical activities that decides to make use the presentation of the EAP, must send a communication to the MINEM. This communication must be sent within a maximum period of ninety (90) working days from the entry into force of the REPEA and must contain information on the modifications not contemplated in the previous IEM. This deadline expired on November 19, 2019.

The EAP must contain the main real and/or potential negative effects generated by an electrical facility that was built failing to comply some or all aspects approved by the MINEM in the environmental certifications). Likewise, it must provide for corrective and/or permanent measures, as well as implementation schedules in relation to the environmental commitments that the administrators adopt.

The REPEA regulates three (3) cases of fact in which the presentation of an EAP proceeded, such as:
(i)	In the case of electricity activities, without having previously obtained the approval of the Environmental Study or complementary IEM.
(ii)
In the case of electrical activities not contemplated in the previous assumption, which have an Environmental Study or complementary IEM and have been made extensions and/or modifications to the activity, without having previously carried out the corresponding modification procedure.

(iii)	In case the Holder has an Affidavit for the development of their electrical activities, within the framework of the current regulations at the time, instead of having an Environmental Study.

It is pertinent to point out that, the REPEA establishes that in cases (i) and (ii), persists the supervisory and supervise power of  the Competent Authority in Environmental Control Matters, that is, the viability of the intervention of the Agency for Environmental Assessment and Inspection (hereinafter, “OEFA”) for the imposition of sanctions when the existence of administrative responsibility is demonstrated within the framework of a sanctioning administrative procedure.

It was the responsibility of the competent environmental authority to analyze the application submitted, without prejudice to requesting assistance from other entities, if applicable.

According to the Fourth Final Complementary Provision of the REPEA, the administrator who made the request for the presentation of the EAP had a maximum and non-extendable term of three (3) years (counted from the expiration of the ninety-day term described in the paragraph above) for the effective delivery of the EAP, in accordance with the guidelines contained in Annex 2 of the REPEA.

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

•
Royal Decree-Law 15/2018 of 5 October on urgent measures for energy transition and consumer protection; referred to as Royal Decree-Law 15/2018.Royal Decree-Law 17/2019 of 22 November adopting urgent measures for the necessary adaptation of remuneration parameters affecting the electricity system and responding to the process of cessation of activity of thermal power plants, referred to as Royal Decree-Law 17/2019.

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

•
Royal Decree-Law 17/2019 of 22 November adopting urgent measures for the necessary adaptation of remuneration parameters affecting the electricity system and responding to the process of cessation of activity of thermal power plants, referred to as Royal Decree-Law 17/2019.

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

a)
Those facilities which, at the time of registration, although having recognised primary remuneration, were not registered in the settlement system, i.e. those facilities which, although having recognised primary remuneration because they were registered in the corresponding pre-allocation register when RD-Law 9/2013 came into force, were not included in the Settlement System on 9 July 2014, as they were not operating or definitively registered in Registro de Instalaciones de Producción en Régimen Especial (“RAIPRE”), have been registered in a pre-allocation state. In this regard, the information contained in the remuneration pre-allocation register has been taken into account for registration.

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

Payment Factors for Solar Power Plants

The payment system applicable for each plant is based on various criteria considered by the Ministry of Ecological Transition and includes the specific technology used, amount of power produced relative to operating costs, age of the facility and any other differentiating factor deemed necessary to consider in applications of the payment system.

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

•	Maximum number of operating hours. A maximum number of hours is set for which each plant type can receive the operating remuneration

•	Operating threshold. Plants must operate for more than a set number of hours per year to receive the return on investment and operating remuneration.

•	Minimum operating hours. Plants that cross the operating threshold but operate for fewer hours than the annual minimum hours receive a lower remuneration.

The Ministry of Ecological Transition and Demographic Challenge submitted a draft ministerial order for public consultation from January 9, 2020 to January 21, 2020, whose object is:

(i) to update the remuneration parameters of the standard installations for the regulatory period from 1 January 2020 to 31 December 2025, and to set, where appropriate, the values of the remuneration for the operation that will be applicable during the first half of 2020, thereby complying with the provisions of the aforementioned article 20 of Royal Decree 413/2014, of 6 June, and article 3 of Order IET/1345/2015, of 2 July.

(ii) to update the values of the investment incentive for the reduction of the cost of generation, applicable to standard installations associated with isolated electricity systems in non-mainland territories.

In application of the sole additional provision of Royal Decree-Law 17/2019, the deadline for the approval of the proposed order that is being submitted for a hearing is 29 February 2020.

The draft order is currently pending to obtain a report from the CNMC which shall conduct a hearing proceeding through the Electricity Advisory Council (Consejo Consultivo de Electricidad).

In any case, although the order is not yet approved, the remuneration parameters resulting from this review shall be applicable from the start of the regulatory period. Once this order has been approved, the payment applications or, where applicable, the collection rights that may be applicable shall be settled with a charge to the following settlement. The proposed parameters are set forth in the table below.

	Useful Life(1	Return on Investment 2020 draft (euros/MW)	Operating Remuneration 2020 draft (euros/GWh)	Maximum Hours	Minimum Hours	Operating Threshold
Solaben 2	25 years	398,174	37,527	2,016	1,210	706
Solaben 3	25 years	398,174	37,527	2,016	1,210	706
Solacor 1	25 years	398,174	37,527	2,016	1,210	706
Solacor 2	25 years	398,174	37,527	2,016	1,210	706
PS 10	25 years	550,263	59,614	1,848	1,109	647
PS 20	25 years	407,269	53,789	1,848	1,109	647
Helioenergy 1	25 years	393,071	37,650	2,016	1,210	706
Helioenergy 2	25 years	393,071	37,650	2,016	1,210	706
Helios 1	25 years	407,037	37,858	2,016	1,210	706
Helios 2	25 years	407,037	37,858	2,016	1,210	706
Solnova 1	25 years	413,423	38,222	2,016	1,210	706
Solnova 3	25 years	413,423	38,222	2,016	1,210	706
Solnova 4	25 years	413,423	38,222	2,016	1,210	706
Solaben 1	25 years	403,599	37,730	2,016	1,210	706
Solaben 6	25 years	403,599	37,730	2,016	1,210	706
Seville PV	30 years	709,200	24,700	2,061	1,237	721

Regulatory Periods

Payment criteria are based on prevailing economic conditions in Spain, demand for electricity and reasonable profits for electricity generation activities and can be revised every three or six years. The Royal Decree 413/2014 establishes statutory periods of six years, with the first statutory period running from July 14, 2013 (the date of entry into force of Royal Decree-law 9/2013) to December 31, 2019 and the second regulatory period beginning in January 2020. Each statutory period is divided into two statutory half-periods of three years.

This “statutory period” mechanism aims to set forth how and when the Ministry of Ecological Transition and Demographic Challenge is entitled to revise the different payment factors used to determine the specific remuneration to be received by the standard facilities.

At the end of each statutory half-period (three years) the Ministry of Ecological Transition and Demographic Challenge may revise (i) the electricity market price estimates and (ii) the adjustment value for electricity market price deviations in the preceding statutory half-period.

In this regard, the proposed Parameters Order updates the remuneration parameters of the standard facilities, for the regulatory half-period between 1 January 2020 and 31 December 2023, and the approval of the estimated market price for each year of said half-period (which is estimated pursuant to the draft ministerial order in 55.85 €/MWh, 52.54 €/MWh and 49.36 €/MWh, respectively, for the years 2020, 2021 and 2022). The draft of the ministerial order has been positively assessed by the CNMC, but it has not been approved yet. In any case, the remuneration parameters resulting from this review shall be applicable from the start of the regulatory period. Once this order has been approved, the payment applications or, where applicable, the collection rights that may be applicable shall be settled with a charge to the following settlement.

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

As stated before, the next regulatory period has begun on January 1, 2020.

On July 27, 2018, CNMC (the regulator for the electricity system in Spain) issued a draft proposal for the calculation of the reasonable rate of return for the regulatory period 2020-2025. The reasonable return is no longer calculated by reference to the Spanish government 10-year bonds but by reference to the weighted average cost of capital (WACC). The WACC is the calculation method that most of the European regulators apply in most of the cases to determine the return rates applicable to regulated activities within the energy sector.

Following the recommendations of the CNMC, the Government has recently adopted the Royal Decree-Law 17/2019, which came into force on November 24, 2020 (and was validated by the Permanent Delegation of the Congress on November 27, 2020), and which is aimed to update the reasonable rate of return that applies to standard renewable energy facilities in the period 2020-2025. In accordance with the sole article of this Royal Decree-Law, the reasonable return applicable over the remaining regulatory life of standard facilities, which will be used to review and update the remuneration parameters that will be applicable during the second regulatory period, is 7.09%. The measure is intended to create certainty for investors, since it establishes by means of a regulation with the rank of law the new value of reasonable return for the following regulatory period.

In addition, the Royal Decree-Law introduces a third final provision in Law 24/2013, of 26 December, on the Electricity Sector, which exceptionally, gives the option to the owners of renewable facilities that were recognized as having primary remuneration before the entry into force of Royal Decree-Law 9/2013, that at the value on which the reasonable return fixed for the first regulatory period turns cannot be revised during the two consecutive regulatory periods starting on 1 January 2020. In other words, they will be able to maintain a reasonable profitability for their facilities of 7.398% until 2031. In any event, it is possible to waive this value, in which case the retribution will be calculated taking into account the reasonable return value fixed for each regulatory period (which in case of 2020 is 7.398%).

However, this new measure shall not be applicable when an arbitration or judicial proceeding based on the modification of the special remuneration system after Royal Decree 661/2007 is initiated or has been previously initiated in respect of the profitability of these facilities, unless it is proven that the arbitration or legal proceedings have been early terminated and the resumption or continuation of the proceedings and the receipt of compensation or indemnification has been duly waived.

Access Fee

Royal Decree-law 14/2010 was passed in order to eliminate the shortfalls between electricity system revenues and costs, referred to as the tariff deficit in the electricity sector.

The First Transitional Provision of Royal Decree-law 14/2010 provided that the owners of electricity production facilities pay a fee for access to the grid to the transmission and distribution companies (this access previously having been provided at no cost) from January 1, 2011. During the interim period, the access fee payable is: (i) calculated at €0.5 per MWh delivered to the network or (ii) any other amount that the Ministry of Ecological Transition and Demographic Challenge establishes.

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

However, the Royal Decree-Law 15/2018 included a six-month exemption from this tax, for the electricity produced and incorporated into the electricity system, coinciding with the months of greatest demand and highest prices in the wholesale electricity markets. This entails modifying the calculation of the tax base and of the fractioned payments regulated in the tax regulations, in the following manner:

•
For fiscal year 2018 the taxable base of the Tax on the Value of the Production of Electrical Energy was made up of the total amount corresponding to the taxpayer for the production and incorporation into the electrical system of electrical energy, measured in plant bars, for each installation in the tax period reduced by the remuneration corresponding to the electricity incorporated into the system during the last calendar quarter.

•
The fractioned payments for the last quarter were calculated on the basis of the value of the electric power production in plant bars made during the tax period reduced by the remunerations corresponding to the electricity incorporated into the system during the last calendar quarter, applying the tax rate provided for in Article 8 of Law 15/2012 and deducting the amount of the fractioned payments previously made.

•
For fiscal year 2019, the taxable base of the Tax on the Value of the Production of Electrical Energy was made up of the total amount corresponding to the taxpayer for the production and incorporation into the electrical system of electrical energy, measured in plant bars, for each installation in the tax period reduced by the remuneration corresponding to the electricity incorporated into the system during the first calendar quarter.

However, we expect the remuneration to be adjusted for the lower tax paid in these two quarters when remuneration parameters are reviewed, so that no impact is expected.

The fractioned payments are calculated on the basis of the value of the electricity production in plant bars from the beginning of the tax period until the end of the three, six, nine or twelve months referred to in the previous section, reduced by the amount of the remuneration corresponding to the electricity incorporated into the system during the first calendar quarter, applying the tax rate provided for in Article 8 of Law 15/2012 and deducting the amount of the fractioned payments previously made.

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

C.	Organizational Structure

The following summary chart sets forth our ownership structure as of the date of this annual report:

Notes:—
(1)	Atlantica Yield plc directly holds one share in Palmucho and 10 shares in each of Quadra 1 and Quadra 2.
(2)	ACIN directly holds one share in each of ABY Concessions Peru S.A., ATN S.A. and ATS S.A.
(3)	30% is held by Itochu, a Japanese company.
(4)	13% is held by JGC, a Japanese company.
(5)	AEC holds 49% of Honaine and Skikda. Sacyr Agua, S.L. holds 25.5% of Honaine and 16.9% of Skikda.
(6)	20% of Seville PV is held by Instituto de Diversificacion y Ahorro de la Energia, or IDEA, a Spanish state-owned company.
(7)	ATN holds a 75% stake in ATS.
(8)	ATN holds a 25% stake in ATN2.
(9)	85.5% is held by Starwood
(10)	ACTH directly holds one share in CKua1H
(11)	95% is held by ACS
(12)	49% held by Industrial Development Corporation, a South African Government entity
(13)	70% held by Arroyo Energy
(14)	100% indirectly held by Arroyo Energy Netherlands II
(15)	60% held by Algonquin Power & Utilities Corp

D.	Property, Plant and Equipment

See “Item 4.B—Business Overview.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

We are a sustainable company that owns and manages renewable energy, efficient natural gas, transmission and transportation infrastructures and water assets. We currently have operating facilities in North America (United States, Canada and Mexico), South America (Peru, Chile and Uruguay) and EMEA (Spain, Algeria and South Africa). We intend to expand our portfolio, maintaining North America, South America and Europe as our core geographies.

As of the date of this annual report, we own or have an interest in a portfolio of high-quality and diversified assets in terms of type of asset, technology and geographic footprint. Our portfolio consists of 25 assets with 1,496 MW of aggregate renewable energy installed generation capacity, 343 MW of efficient natural gas-fired power generation capacity, 10.5 M ft3 per day of water desalination and 1,166 miles of electric transmission lines.

All of our assets have contracted revenue (regulated revenue in the case of our Spanish assets and one transmission line in Chile) and are underpinned by long-term contracts. As of December 31, 2019, our assets had a weighted average remaining contract life of approximately 18 years. Most of the assets we own or in which we have an interest have project-finance agreements in place.

We intend to take advantage of, and leverage our growth strategy on, favorable trends in the clean power generation, transmission and transportation infrastructures and water sectors globally, including energy scarcity and the focus on the reduction of carbon emissions. Our portfolio of operating assets and our strategy focuses on sustainable technology including renewable energy, efficient natural gas, and transmission networks as enablers of a sustainable power generation mix and on water infrastructure. Renewable energy is expected to represent in most markets the majority of new investments in the power sector, according to Bloomberg New Energy Finance 2019, approximately 50% of the world’s power generation by 2050 is expected to come from renewable sources, which indicates that renewable energy is becoming mainstream. Global installed capacity is expected to shift from 57% fossil fuels today to approximately two-thirds renewables by 2050. A 12-terawatt expansion of generating capacity is estimated to require approximately $13.3 trillion of new investment between now and 2050 – of which approximately 77% is expected to go to renewables. Another approximately $843 billion of investment goes to batteries along with an estimated $11.4 trillion to expected to go to transmission and distribution during that period. We believe regions will need to complement investments in renewable energy with investments in efficient natural gas, in transmission networks and in storage. We believe that we are well positioned to benefit from the expected transition towards a more sustainable power generation mix. In addition, we believe that water is going to be the next frontier in a transition towards a more sustainable world. New sources of water are needed worldwide and water desalination and water transportation infrastructure should help make that possible. We currently participate in two water desalination plants with a 10 million cubic feet capacity and we have an investment in a third desalination plant through a loan.

We are focused on high-quality, long-life facilities as well as long-term agreements that we expect will produce stable, long-term cash flows. We intend to grow our cash available for distribution and our dividend to shareholders through organic growth and by acquiring new assets and/or businesses where revenues may not be fully contracted.

We believe we can achieve organic growth through the optimization of the existing portfolio, escalation factors in many of our assets and the expansion of current assets, particularly our transmission lines, to which new assets can be connected. We currently own three transmission lines in Peru and four in Chile. We believe that current regulations in Peru and Chile provide a growth opportunity by expanding transmission lines to connect new clients. Additionally, we should have repowering opportunities in certain existing generation assets.

Additionally, we expect to acquire assets from third parties leveraging the local presence and network we have in geographies and sectors in which we operate. We have also entered into and intend to enter into agreements or partnerships with developers or asset owners to acquire assets in operation, construction or development. We may also invest directly or through investment vehicles with partners in assets under development or construction, ensuring that such investments are always a small part of our total investments.

In addition, we have in place exclusive agreements with AAGES and Algonquin. The AAGES ROFO Agreement provides us with a right of first offer on any proposed sale, transfer or other disposition of certain of AAGES’s assets. The Algonquin ROFO Agreement provides us a right of first offer on any proposed sale, transfer or other disposition of any of Algonquin’s contracted facilities or with infrastructure facilities located outside of the United States or Canada which are developed under expected long-term revenue agreements or concession agreements. See “Item 4.B—Business Overview—Our Business Strategy” and “Item 7.B—Related Party Transactions—Abengoa Right of First Offer.”

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

2018 and 2019 acquisitions

In February 2018, we completed the acquisition of a 4 MW mini-hydroelectric power plant in Peru for a cash consideration of approximately $9 million. The plant reached COD in 2012. It has a fixed-price concession agreement denominated in U.S. dollars with the Ministry of Energy of Peru and the price is adjusted annually in accordance with the U.S. Consumer Price Index.

In October 2018 we reached an agreement to acquire PTS, a natural gas transportation platform located in the Gulf of Mexico, close to ACT, our efficient natural gas plant. PTS will have a contracted compression capacity of 450 million standard cubic feet per day and is currently under construction. The service agreement signed with Pemex on October 18, 2017 is a “take-or-pay” 11-year term contract starting in 2020, with a possibility of future extension at the discretion of both parties.  On October 10, 2018, we acquired a 5% ownership in the project; once the project begins operation, which is expected in the first half of 2020, we expect to acquire an additional 65% stake, subject to final approvals. We are currently under negotiations with the seller about certain aspects of the agreement. The total equity investment for the 100% stake is estimated to be approximately $150 million. The amount paid so far has been negligible.

On December 28, 2018, the Company completed the acquisition of a power substation and two small transmission lines in Peru, constituting an expansion of the ATN transmission line (“ATN expansion 1”). Total purchase price for this asset amounted to $16 million.

In December 2018, we completed the acquisition of Chile TL3, a transmission line currently in operation in Chile. The asset has a tariff under the regulation in place in Chile, denominated in U.S. dollars and indexed to U.S. and Chilean inflation rates. Our investment was approximately $6 million.

In December 2018, we completed the acquisition of Melowind, a 50 MW wind plant in Uruguay, from Enel Green Power S.p.A. The asset has been in operation since 2015 and has a 20-year US dollar-denominated PPA in place for 100% of the electricity produced. The off-taker is the state-owned power company UTE, which has an investment grade credit rating. The total purchase price for this asset was approximately $45 million.

In January 2019, we entered into an agreement with Abengoa under the Abengoa ROFO Agreement for the acquisition of Befesa Agua Tenes, a holding company which owns a 51% stake in Tenes, a water desalination plant in Algeria that is similar in several aspects to our Skikda and Honaine plants. The price agreed for the equity value was $24.5 million, of which $19.9 million was paid in January 2019 as an advanced payment. Closing of the acquisition was subject to conditions precedent, including approval by the Algerian administration. The conditions precedent set forth in the share purchase agreement were not fulfilled as of September 30, 2019. Therefore in accordance with the terms of the share purchase agreement the advanced payment has been converted into a secured loan to be reimbursed by Befesa Agua Tenes, together with 12% per annum interest, through a full cash-sweep of all the dividends generated to be received from the asset. The share purchase agreement requires that the repayment occurs no later than September 30, 2031. In October 2019 we received a first payment in the amount of $7.8 million through the cash sweep mechanism.

In April 2019, we entered into an agreement to acquire a 30% stake in Monterrey, a 142 MW gas-fired engine facility including 130 MW installed capacity and 12 MW battery capacity. The acquisition closed on August 2, 2019 and we paid $42 million for the total equity investment. The asset, located in Mexico, has been in operation since 2018 and represents our first investment in electric batteries. It has a U.S. dollar-denominated 20-year PPA with two international large corporations engaged in the car manufacturing industry as well as a 20-year contract for the natural gas transportation from Texas with a U.S. energy company. The PPA also includes price escalation factors. The asset is the sole electricity supplier for the off-takers, it has no commodity risk and also has the possibility to sell excess energy to the North-East region of the country. We have also entered into a ROFO agreement with the seller of the shares for the remaining 70% stake in the asset.

Additionally, on May 24, 2019, Atlantica and Algonquin formed AYES Canada, a vehicle to channel co-investment opportunities in which Atlantica holds the majority of voting rights. AYES Canada’s first investment was in Amherst Island, a 75 MW wind plant in Canada owned by the project company Windlectric, Inc. (“Windlectric”). Atlantica invested $4.9 million and Algonquin invested $92.3 million, both through AYES Canada, which in turn invested those funds in Amherst Island Partnership, the holding company of Windlectric. Since Atlantica has control over AYES Canada under IFRS 10 “Consolidated Financial Statements”, its consolidated financial statements initially showed a total investment in the Amherst Island project of $97.2 million, accounted for as “Investments carried under the equity method” (Note 7) and Algonquin’s portion of that investment of $92.3 million as “Non-controlling interest”. In addition, and under certain circumstances considered remote by both companies, Atlantica and Algonquin have options to convert shares of AYES Canada currently owned by Algonquin into Atlantica ordinary shares in exchange for a higher stake in the plant, subject to the provisions of the standstill and enhanced collaboration agreements with Algonquin.

On May 31, 2019, we entered into an agreement with Abengoa to acquire a 15% stake in Rioglass, a multinational manufacturer of solar components in order to secure certain Abengoa obligations. The investment was $7 million, and it is classified as available for sale and is expected to generate interest income for us once divested.

On August 2, 2019, we closed the acquisition of ASI Operations, the company that performs the operation and maintenance services to Solana and Mojave plants. The consideration paid was $6 million. Additionally, we have internalized part of the operation and maintenance activities contracted in two wind assets, maintaining a direct relationship with the supplier for the turbine maintenance services.

On October 22, 2019, we closed the acquisition of ATN Expansion 2, as previously announced, for a total equity investment of approximately $20 million. The off-taker is Enel Green Power Peru. Transfer of the concession agreement is pending authorization from the Ministry of Energy in Peru. If this authorization were not to be obtained within an eight-month period, the transaction would be reversed with no penalties to Atlantica.

Recent Developments

On May 9, 2019, we signed a new enhanced collaboration agreement with Algonquin according to which:

•
Both companies have agreed to analyze jointly during the following six months Algonquin’s contracted assets portfolio in the U.S. and Canada to identify assets where a drop down could add value for both parties, according to each company’s key metrics. This process is taking longer than initially expected.

•
The existing Shareholders Agreement has been modified to allow Algonquin to increase its shareholding in Atlantica up to a 48.5% without any change in corporate governance. Algonquin’s voting rights and rights to appoint directors are limited to a 41.5% and the difference between Algonquin’s ownership and 41.5% will vote replicating non-Algonquin’s shareholders vote. Part of this investment in Atlantica’s shares was done by Algonquin by subscribing $30 million dollars in new shares issued by Atlantica on May 22, 2019. In addition, Algonquin acquired an additional 2 million shares through an accelerated share purchase agreement signed with a broker on May 31, 2019, increasing its stake in us up to a 44.2%.

We cannot guarantee that we will be able to consummate the acquisition of the stakes or the investments following the agreement with Algonquin.

On May 7, 2019, a proposal led by AAGES won the bidding process for a new transmission line in Uruguay. The project includes two transmission lines of approximately 50 miles and a substation, which will be contracted under 20 and 30 year agreements, respectively, in U.S. dollars with UTE, the current off-taker in the three plants we own in Uruguay. One of the competing bidders initiated a process that could lead to the exclusion of the AAGES proposal.

In addition, we have signed an option to acquire, until April 30, 2020, Liberty’s equity interest in Solana for approximately $300 million. Liberty is the tax equity investor in our Solana asset.  We expect to initially finance the acquisition with available liquidity, proceeds of a bridge financing currently under negotiation and potential project debt refinancings in Spain.

In February 2020 we have priced a € 290 million secured 2020 Green Private Placement that we expect to close in April 2020 subject to certain conditions. The private placement accrues interest at an annual 1.96% interest, payable quarterly and has a June 2026 maturity. We expect to use the proceeds to refinance and cancel in full the Note Issuance Facility 2017. We cannot guarantee that the 2020 Green Private Placement will close as expected or at all.

On February 26, 2020, our board of directors approved a dividend of $0.41 per share, which represents an increase of 10.8% from the fourth quarter of 2018. The dividend is expected to be paid on March 23, 2020, to shareholders of record as of March 12, 2020.

On January 29, 2020, one year following its chapter 11 bankruptcy filing, PG&E announced that the majority of stakeholders were supportive of PG&E’s proposed plan of reorganization and a schedule to confirm the plan by May 27, 2020 was filed with the Bankruptcy Court. PG&E’s proposed plan is contingent upon having access to a California state-run wildfire fund, with such access contingent on several factors including approval from the California governor. See “ Item 3.D— Risk Factor— Counterparties to our off-take agreements may not fulfill their obligations and, as our contracts expire, we may not be able to replace them with agreements on similar terms in light of increasing competition in the markets in which we operate.”

Key Metrics

We regularly review a number of financial measurements and operating metrics to evaluate our performance, measure our growth and make strategic decisions. In addition to traditional IFRS performance measures, such as total revenue, we also consider Further Adjusted EBITDA. Our management believes Further Adjusted EBITDA is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with additional tools to compare business performance across companies and across periods. EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Further Adjusted EBITDA is widely used by other companies in the same industry.

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

Results of Operations

Revenue by geography

Our revenue and Further Adjusted EBITDA by geography and business sector for the years ended December 31, 2019, 2018 and 2017 are set forth in the following tables:

	Year ended December 31,
	2019		2018		2017
	$ in millions	% of revenue	$ in millions	% of revenue	$ in millions	% of revenue
North America	$333.0	32.9%	$357.2	34.2%	$332.7	33.0%
South America	142.2	14.1%	123.2	11.8%	120.8	12.0%
EMEA	536.3	53.0%	563.4	54.0%	554.9	55.0%
Total revenue	$1,011.5	100.0%	$1,043.8	100%	$1,008.4	100%

Revenue by business sector

	Year ended December 31,
	2019		2018		2017
	$ in millions	% of revenue	$ in millions	% of revenue	$ in millions	% of revenue
Renewable Energy	$761.1	75.2%	$793.5	76.0%	$767.2	76.1%
Efficient Natural Gas	122.3	12.1%	130.8	12.5%	119.8	11.9%
Electric Transmission	103.5	10.2%	96.0	9.2%	95.1	9.4%
Water	24.6	2.4%	23.5	2.3%	26.3	2.6%
Total revenue	$1,011.5	100.0%	$1,043.8	100%	$1,008.4	100%

Further Adjusted EBITDA by geography

	Year ended December 31,
	2019		2018		2017
	$ in millions	% of revenue	$ in millions	% of revenue	$ in millions	% of revenue
North America	$305.1	91.6%	$308.8	86.4%	$282.3	84.9%
South America	115.3	81.1%	100.2	81.3%	108.8	90.0%
EMEA	390.8	72.9%	441.6	78.4%	388.2	70.0%
Further Adjusted EBITDA(1)	$811.2	80.2%	$850.6	81.5%	$779.3	77.3%

Further Adjusted EBITDA by business sector

	Year ended December 31,
	2019		2018		2017
	$ in millions	% of revenue	$ in millions	% of revenue	$ in millions	% of revenue
Renewable Energy	$603.7	$79.3%	$664.4	83.7%	$569.2	74.2%
Efficient Natural Gas	107.5	87.9%	93.9	71.8%	106.1	88.6%
Electric Transmission	85.6	82.7%	78.4	81.7%	87.7	92.2%
Water	14.4	58.5%	13.9	59.1%	16.3	62.0%
Further Adjusted EBITDA(1)	$811.2	$80.2%	$850.6	81.5%	$779.3	77.3%

Note:—

(1)
Further Adjusted EBITDA is calculated as profit/(loss) for the year attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in the Annual Consolidated Financial Statements, and dividends received from our preferred equity investment in ACBH until the first quarter of 2017. Further Adjusted EBITDA for the first quarter of 2017 includes compensation received from Abengoa in lieu of ACBH dividends. Further Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB and you should not consider Further Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Further Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Further Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Further Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See “Presentation of Financial Information—Non-GAAP Financial Measures.”

Factors Affecting the Comparability of Our Results of Operations

Acquisitions

The results of operations of each acquisition have been consolidated since the date of their respective acquisition except for Monterrey, which is recorded under the equity method since its acquisition date. The acquisitions we have made during the last three years and any other acquisitions we may make from time to time, will affect the comparability of our results of operations.

Agreement to repurchase long-term operation and maintenance variable services

The operation and maintenance services received in some of our Spanish solar assets include a variable portion payable in the long-term. On April 26, 2018, we purchased from Abengoa the long-term operation and maintenance payable accrued until December 31, 2017, which amounted to $57.3 million. We paid $18.3 million for this payable and as a result, in the second quarter of 2018, we recorded a one-time gain for the difference, amounting to $39.0 million  which was recorded in “Other Operating Income” (see “Comparison of the Years Ended December 31, 2019 and 2018 Other operating income”).

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

Exchangeable Preferred Equity Investment in Abengoa Concessões Brasil Holding

Since our IPO until 2017 we held an exchangeable preferred equity investment in ACBH. See “Item 4.B—Business Overview— Electric Transmission—Exchangeable Preferred Equity Investment in Abengoa Concessões Brasil Holding.” In the third quarter of 2016, we entered into an agreement with Abengoa relating to the ACBH preferred equity investment under which, among other things, we were recognized as the legal owner of the dividends that we retained from Abengoa and these amounts were recorded as Further Adjusted EBITDA in 2017 ($10.4 million) and in 2016 ($28.0 million). As a result of this agreement, we waived, as agreed, all our rights under the ACBH agreements, including our right to further retain dividends payable to Abengoa. As a result, in March 2017, we wrote off the accounting value of the ACBH instrument, which amounted to $30.5 million as of December 31, 2016. We no longer own any shares in ACBH and we sold entirely all the debt and equity instruments we received from Abengoa.

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

Most of our debt consists of project debt. As of December 31, 2019, approximately 92% of our project debt has either fixed interest rates or has been hedged with swaps or caps.

To mitigate interest rate risk, we primarily use long-term interest rate swaps and interest rate options which, in exchange for a fee, offer protection against a rise in interest rates. We estimate that approximately 91% of our total interest risk exposure was fixed or hedged as of December 31, 2019. Nevertheless, our results of operations can be affected by changes in interest rates with respect to the unhedged portion of our indebtedness that bears interest at floating rates, which typically bears a spread over EURIBOR or LIBOR.

Exchange rates

Our functional currency is the U.S. dollar, as most of our revenues and expenses are denominated or linked to U.S. dollars. All our companies located in North America, South America and Algeria have their PPAs, or concessional agreements, and financing contracts signed in, or indexed totally or partially to, U.S. dollars. Our solar power plants in Spain have their revenues and expenses denominated in euros, and Kaxu, our solar plant in South Africa, has its revenues and expenses denominated in South African rand.

Our strategy is to hedge cash distributions from our Spanish assets. We hedge the exchange rate for the distributions from our Spanish assets after deducting euro-denominated interest payments and euro-denominated general and administrative expenses. Through currency options, we have hedged 100% of our euro-denominated net exposure for the next 12 months and 75% of our euro-denominated net exposure for the following 12 months. We expect to continue with this hedging strategy on a rolling basis.

Although we hedge cash-flows in euros, fluctuations in the value of the euro in relation to the U.S. dollar may affect our operating results. Impacts associated with fluctuations in foreign currency are discussed in more detail under “Item 11—Quantitative and Qualitative Disclosure about Market Risk—Foreign exchange rate risk”. In subsidiaries with functional currency other than the U.S. dollar, assets and liabilities are translated into U.S. dollars using end-of-period exchange rates. Revenue, expenses and cash flows are translated using average rates of exchange. Fluctuations in the value of the South African rand in relation to the U.S. dollar may also affect our operating results.

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

	As of and for the year ended December 31,
	2019	2018	2017
Renewable Energy
MW in operation(1)	1,496	1,496	1,442
GWh produced(2)	3,236	3,058	3,167
Efficient Natural Gas
MW in operation(3)	343	300	300
GWh produced(4)	2,090	2,318	2,372
Availability (%)(4)(5)	95.0%	99.8%	100.5%
Electric Transmission
Miles in operation	1,166	1,152	1,099
Availability (%)(6)	100.0%	99.9%	97.9%
Water
Mft[3] in operation(1)	10.5	10.5	10.5
Availability (%)(6)	101.2%	102.0%	101.8%

Note:

(1)	Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.
(2)	Includes curtailment in wind assets for which we receive compensation
(3)	Includes 43MW corresponding to our 30% share of Monterrey since August 2, 2019
(4)
Major maintenance overhaul held in Q1 and Q2 2019, as scheduled, which reduced production and electric availability as per the contract. GWh produced in the third quarter of 2019 also includes 30% production from Monterrey since August 2019.

(5)	Electric availability refers to operational MW over contracted MW
(6)	Availability refers to actual availability divided by contracted availability.

Results of Operations

The table below illustrates our results of operations for the years ended December 31, 2019, 2018 and 2017.

	Year ended December 31,
	2019	2018	2017
	$ in millions
Revenue	1,011.5	$1,043.8	$1,008.4
Other operating income	93.8	132.5	80.8
Employee benefit expenses	(32.2)	(15.1)	(18.7)
Depreciation, amortization and impairment charges	(310.8)	(362.7)	(311.0)
Other operating expenses	(261.8)	(310.6)	(301.5)
Operating profit/(loss)	$500.4	$487.9	$458.0
Financial income	4.1	36.4	1.0
Financial expense	(408.0)	(425.0)	(463.7)
Net exchange differences	2.7	1.6	(4.1)
Other financial income/(expense), net	(1.1)	(8.2)	18.4
Financial expense, net	$(402.3)	$(395.2)	$(448.4)
Share of profit/(loss) of associates carried under the equity method	7.4	5.2	5.3
Profit/(loss) before income tax	$105.6	$97.9	$14.9
Income tax	(30.9)	(42.6)	(119.8)
Profit/(loss) for the year	$74.6	$55.3	$(104.9)
Profit/(loss) attributable to non-controlling interests	(12.5)	(13.7)	(6.9)
Profit / (loss) for the year attributable to the parent company	$62.1	$41.6	$(111.8)

Comparison of the Years Ended December 31, 2019 and 2018

The significant variances or variances of the significant components of the results of operations are discussed in the following section
Revenue

Revenue decreased by 3.1% to $1,011.5 million for the year ended December 31, 2019, compared to $1,043.8 million for the year ended December 31, 2018. The decrease was primarily due to the effect of the depreciation of the euro and the South African rand against the U.S. dollar. On a constant currency basis, revenue for the year ended December 31, 2019 would have remained stable at $1,043.6 million, compared to year ended December 31, 2018. Although we hedge our net cash flow exposure to the euro, variations in the euro to U.S. dollar exchange rate affect our revenues and Further Adjusted EBITDA. The decrease in revenue was also due in part to lower production from our U.S. solar assets, resulting from lower solar radiation in the first half of 2019, longer than expected maintenance stops in the first quarter and reduced capacity in Mojave in the second half of the year. These effects were partially offset by an increase in revenues from our recent acquisitions of wind and transmission assets and solid operational performance in the rest of our assets.

Other operating income

The following table sets forth our other operating income for the years ended December 31, 2019 and 2018:

	Year ended December 31,
	2019	2018
Other operating income	$ in millions
Grants	59.1	59.4
Income from various services	34.7	34.2
Income from purchase of long-term O&M payable	-	39.0
Total	93.8	132.6

Other operating income decreased by 29% to $93.8 million for the year ended December 31, 2019, compared to $132.5 million for the year ended December 31, 2018. The decrease was mainly due to the one-time gain we recorded in the second quarter of 2018 in relation to the purchase from Abengoa of the long-term operation and maintenance payable accrued until December 31, 2017, which amounted to $57.3 million. We paid $18.3 million for this and as a result in the second quarter of 2018 we recorded a one-time gain equal to the difference, amounting to $39.0 million. Excluding this one-time impact, other operating income for the year ended December 31, 2019 was in line with the same period of 2018.

Grants represent the financial support provided by the U.S. government to Solana and Mojave and consist of ITC Cash Grant and an implicit grant related to the below market interest rates of the project loans with the Federal Financing Bank. Income from various services include amounts received for our U.S. solar assets from our EPC contractor under their obligations and amounts received from insurance claims.

Employee benefits expenses

Employee benefit expenses increased by 113% to $32.2 million for the year ended December 31, 2019, compared to $15.1 million for the year ended December 31, 2018. The increase is primarily due to the internalization of operation and maintenance services in our U.S. solar assets, following the acquisition of ASI Operations on July 30, 2019. The operation and maintenance costs for these assets were mainly recorded as “Other operating expenses” until July 30, 2019. We expect this internalization to result in a cost reduction of $0.5 million to $0.6 million per year, which corresponds to the margin fee previously paid to Abengoa. The increase of employee benefit expenses is also due to a $4.7 million reversal in the fourth quarter of 2018 of the accrual of the 2016-2018 LTIP. The plan covered the three-year period 2016 to 2018 and was paid in March 2019.

Depreciation, amortization and impairment charges

Depreciation, amortization and impairment charges decreased by 14.3% to $310.8 million for the year ended December 31, 2019, compared with $362.7 million for the year ended December 31, 2018, mainly due to the recognition of a $42.7 million impairment relating to Solana during the fourth quarter of 2018 with no corresponding amount in 2019. The decrease is also due to a reversal of the impairment provisions in ACT in 2019 as a result of the application of IFRS 9. IFRS 9 requires impairment provisions to be based on the expected credit losses on financial assets rather than on actual credit losses and the expected loss decreased in the year ended December 31, 2019. This decrease was partially offset by the increase resulting from the new assets acquired at the end of 2018.

Other operating expenses

The following table sets forth our other operating expenses for the years ended December 31, 2019 and 2018:

	Year ended December 31,
	2019		2018
Other operating expenses	$ in millions	% of revenue	$ in millions	% of revenue
Raw Materials	9.7	1.0%	10.6	1.0%
Leases and fees	1.9	0.2%	1.7	0.2%
Operation and maintenance	116.0	11.5%	145.8	13.8%
Independent professional services	41.6	4.1%	43.2	4.1%
Supplies	25.8	2.6%	26.0	2.3%
Insurance	24.0	2.4%	24.2	2.6%
Levies and duties	34.8	3.4%	37.5	3.5%
Other expenses	8.0	0.8%	21.6	2.0%
Total	261.8	26.0%	310.6	29. %

Other operating expenses decreased by 16% to $261.8 million for the year ended December 31, 2019, compared to $310.6 million for the year ended December 31, 2018. This decrease was mainly due to lower costs in ACT since a major overhaul took place during the first half of 2019. Operation and maintenance costs in ACT are higher in the quarters prior to the major overhaul. The decrease was also due to the internalization of the operation and maintenance services in our U.S. solar assets which commenced on July 30, 2019, given most of the costs have been recorded in “Employee benefit expenses” since that date.

Operating profit

As a result of the above factors, operating profit increased by 2.6% to $500.4 million for the year ended December 31, 2019, compared with $487.9 million for the year ended December 31, 2018.

Financial income and financial expense

	Year ended December 31,
Financial income and financial expense	2019	2018
	$ in millions
Financial income	4.1	36.4
Financial expense	(408.0)	(425.0)
Net exchange differences	2.7	1.6
Other financial income/(expense), net	(1.1)	(8.2)
Financial expense, net	(402.3)	(395.2)

Financial income

Financial income decreased to $4.1 million for the year ended December 31, 2019, compared to $36.4 million for the year ended December 31, 2018, mainly due to a non-cash financial income of $36.4 million recorded in the second quarter of 2018, resulting from the refinancing of Helios 1/2 and Helioenergy 1/2. Under the new IFRS 9, when there is a refinancing with a non-substantial modification of the original debt, there is a gain or loss recorded in the income statement. This gain or loss is equal to the difference between the present value of the cash flows under the original terms of the former financing and the present value of the cash flows under the new financing, discounted both at the original effective interest rate.

Financial expense

The following table sets forth our financial expense for the years ended December 31, 2019 and 2018:

	Year ended December 31,
Financial expense	2019	2018
	$ in millions
Expenses due to interest:
Loans with credit entities	(259.4)	(256.7)
Other debts	(89.3)	(100.1)
Interest rates losses derivatives: cash flow hedges	(59.3)	(68.2)
Total	(408.0)	(425.0)

Financial expense decreased by 4% to $408.0 million for the year ended December 31, 2019, compared to $425.0 million for the year ended December 31, 2018. The decrease is mainly due to the decrease in interest on other debts, which consists of interest on the notes issued by ATS, ATN and Solaben Luxembourg and interests related to the investments from Liberty. Decrease in 2019 in interest and other debt is primarily due to a lower financial cost related to the the Liberty liability compared to the previous year. In 2018 we updated the accounting model used to calculate this liability taking into account the past underperformance of Solana and recorded a non-cash expense. This decrease was partially offset by the increase in interest from loans with credit entities due to cancelation costs and fees related to the prepayment in full of the 2019 Notes in the second quarter of 2019 and to the increase and extension of the Revolving Credit Facility signed on August 2, 2019.

Losses from interest rate derivatives designated as cash flow hedges correspond primarily to transfers from equity to financial expense when the hedged item is impacting the consolidated condensed income statement.

Other financial income/(expense), net

	Year ended December 31,
Other financial income/(expense), net	2019	2018
	$ in millions
Other financial income	14.2	14.4
Other financial losses	(15.3)	(22.6)
Total	(1.1)	(8.2)

Other financial income/(expense), net decreased to a expense of $ 1.1 million for the year ended December 31, 2019 compared to a net expense of $8.2 million for the year ended December 31, 2018. Other financial income in 2019 are primarily interests on deposits. Other financial expense primarily corresponds to expenses for guarantees and letters of credit, wire transfers, other bank fees and other minor financial expenses. The decrease in other financial expense was mostly due to $6.2 million cost recorded in the second quarter of 2018 in relation to the cancelation of project guarantees in Mojave.

Share of profit of associates carried under the equity method

Share of profit of associates carried under the equity method increased by 43% to $7.5 million in the year ended December 31, 2019 compared to $5.2 million in the year ended December 31, 2018. This includes the results of Honaine and Monterrey, which are recorded under the equity method. The increase was primarily due to an increase in the contribution from Honaine.

Profit/(loss) before income tax

As a result of the previously mentioned factors, we reported a profit before income taxes of $105.6 million for the year ended December 31, 2019, compared to a profit before income taxes of $97.9 million for the year ended December 31, 2018.

Income tax

The effective tax rate for the periods presented has been established based on management’s best estimates. For the year ended December 31, 2019, income tax amounted to an expense of $30.9 million, with a profit before income tax of $105.6 million. For the year ended December 31, 2018, income tax amounted to a $42.6 million of expense, with a profit before income tax of $97.9 million.

The effective tax rate differs from the nominal tax rate mainly due to permanent differences and treatment of tax credits in some jurisdictions.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests was $12.5 million for the year ended December 31, 2019 compared to $13.7 million for the year ended December 31, 2018. Profit attributable to non-controlling interest corresponds to the portion attributable to our partners in the assets that we consolidate (Kaxu, Skikda, Solaben 2/3, Solacor 1/2 and Seville PV).

Profit / (loss) attributable to the parent company

As a result of the previously mentioned factors, profit attributable to the parent company was $62.1 million for the year ended December 31, 2019, compared to a profit of $41.6 million for the year ended December 31, 2018.

Comparison of the Years Ended December 31, 2018 and 2017

The significant variances or variances of the significant components of the results of operations between the years ended December 31, 2018 and December 31, 2017, are discussed in the Form 20-F filed with the SEC on February 28, 2019.

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

Comparison of the Years Ended December 31, 2019 and 2018

Revenue and Further Adjusted EBITDA by geography

The following table sets forth our revenue, Further Adjusted EBITDA and volumes for the years ended December 31, 2019 and 2018, by geographic region:

Revenue by geography

	Year ended December 31,
	2019		2018
Revenue by geography	$ in millions	% of revenue	$ in millions	% of revenue
North America	333.0	32.9%	357.2	34.2%
South America	142.2	14.1%	123.2	11.8%
EMEA	536.3	53.0%	563.4	54.0%
Total revenue	1,011.5	100.0%	1,043.8	100.0%

Further Adjusted EBITDA by geography

	Year ended December 31,
	2019		2018
Further Adjusted EBITDA by geography	$ in millions	% of revenue	$ in millions	% of revenue
North America	305.1	91.6%	308.8	86.4%
South America	115.3	81.1%	100.2	81.3%
EMEA	390.8	72.9%	441.6	78.4%
Further Adjusted EBITDA(1)	811.2	80.2%	850.6	81.5%

Note:

(1)
Further Adjusted EBITDA is calculated as profit/(loss) for the year attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in the Annual Consolidated Financial Statements, and dividends received from our preferred equity investment in ACBH until the first quarter of 2017. Further Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB, and you should not consider Further Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Further Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Further Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Further Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See “Presentation of Financial Information—Non-GAAP Financial Measures.”

Volume by geography
	Volume produced/availability
	Year ended December 31,
Volume by geography	2019	2018

North America (GWh) (1)	3,397	3,700
North America availability(1)(2)	95.0%	99.8%
South America (GWh) (3)	516	349
South America availability(4)	100%	100%
EMEA (GWh)	1,413	1,326
EMEA availability(4)	101.2%	102.0%

Note:
(1)
Major maintenance overhaul conducted in Q1 and Q2 2019 in ACT, as scheduled, which reduced electric production, as per the contract. GWh produced in 2019 also includes 30% production from Monterrey since August 2019

(2)	Electric availability refers to operational MW over contracted MW with Pemex
(3)	Includes curtailment production in wind assets for which we receive compensation
(4)	Availability refers to actual availability divided by contracted availability

North America

Revenue decreased by 6.8% to $333 million for the year ended December 31, 2019, compared to $357.2 million for the year ended December 31, 2018. The decrease was primarily due to lower production from our U.S. solar assets, mainly as a result of lower solar radiation in the first half of 2019, longer than expected maintenance stops in the first quarter and reduced capacity in Mojave in the second half of the year. Further Adjusted EBITDA margin increased to 91.6% in the year ended December 31, 2019, compared to 86.4% from the previous year. The increase was mainly due to ACT, where a scheduled major overhaul took place in the first half of 2019, as operation and maintenance costs are higher in the quarters prior to such major overhauls.

South America

Revenue increased by 15.4% to $142.2 million for the year ended December 31, 2019, compared to $123.2 million for the year ended December 31, 2018. Production increased by 51.8% and availabilities remained in line with the same period of last year. Further Adjusted EBITDA increased by 15.1% to $115.3 million for the year ended December 31, 2019 compared to $100.2 million for the year ended December 31, 2018. Production, revenue and Further Adjusted EBITDA increase was primarily a result of the contribution of the newly acquired assets in the region consisting of Melowind, Chile TL3 and ATN Expansion 1 and since October 2019 ATN Expansion 2. Further Adjusted EBITDA margin remained stable in the year ended December 31, 2019 compared to the previous year.

EMEA

Revenue decreased by 4.8% to $536.3 million for the year ended December 31, 2019, compared to $563.4 million for the year ended December 31, 2018. This revenue decrease was mainly due to the depreciation of the euro and the South African rand against the U.S. dollar for the year ended December 31, 2019 compared to the previous year. On a constant currency basis, revenue for the year ended December 31, 2019 would have been $568.4 million, representing a 0.9% increase compared to the period ended December 31, 2018. The decrease is also due to lower electricity prices in Spain, which affects a small portion of our revenues in accordance with the regulation in place. This decrease was partially offset by increased production in Spain and South Africa, where our assets continue to deliver solid operational performance. Further Adjusted EBITDA decreased by 11.5% to $390.8 million for the year ended December 31, 2019 compared to $441.6 million for the period ended December 31, 2018. Further Adjusted EBITDA margin decreased to 72.9% for the year ended December 31, 2019 compared to 78.4% for the previous year. The decrease was mainly due to the $39 million one-time gain we recorded in the second quarter of 2018.

Revenue and Further Adjusted EBITDA by business sector

The following table sets forth our revenue, Further Adjusted EBITDA and volumes for the years ended December 31, 2019 and 2018, by business sector:

Revenue by business sector	Year ended December 31,
	2019		2018
Revenue by business sector	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	761.1	75.2%	793.5	76.0%
Efficient natural gas	122.3	12.1%	130.8	12.5%
Electric transmission lines	103.5	10.2%	96.0	9.2%
Water	24.6	2.4%	23.5	2.3%
Total revenue	1,011.5	100.0%	1,043.8	100.0%

Further Adjusted EBITDA by business sector

	Year ended December 31,
	2019		2018
Further Adjusted EBITDA by business sector	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	603.7	79.3%	664.4	83.7%
Efficient natural gas	107.5	87.9%	93.9	71.8%
Electric transmission lines	85.6	82.7%	78.4	81.7%
Water	14.4	58.5%	13.9	59.1%
Further Adjusted EBITDA(1)	811.2	80.2%	850.6	81.5%

Note:

(1)
Further Adjusted EBITDA is calculated as profit/(loss) for the year attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in the Annual Consolidated Financial Statements, and dividends received from our preferred equity investment in ACBH until the first quarter of 2017. Further Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB, and you should not consider Further Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Further Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Further Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Further Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See “Presentation of Financial Information—Non-GAAP Financial Measures.”

Volume by business sector

	Volume produced/availability
	Year ended December 31,
Volume by business sector	2019	2018
Renewable energy (GWh) (1)	3,235	3,049
Efficient natural gas Power (GWh) (2)	2,090	2,318
Efficient natural gas Power availability(3)	95%	99.8%
Electric transmission availability(4)	100%	99.9%
Water availability(4)	101%	102%

Note:
(1)	Includes curtailment production in wind assets for which we receive compensation
(2)
Major maintenance overhaul conducted in Q1 and Q2 2019 in ACT, as scheduled, which reduced electric production, as per the contract. GWh produced in 2019 also includes 30% production from Monterrey since August 2, 2019

(3)	Electric availability refers to operational MW over contracted MW with Pemex. Major overhaul held in Q1and Q2 2019, as scheduled, which reduced the electric availability as per the contract with Pemex
(4)	Availability refers to actual availability divided by contracted availability

Renewable energy

Revenue decreased by 4.1% to $761.1 million for the year ended December 31, 2019, compared to $793.5 million for the year ended December 31, 2018. Further Adjusted EBITDA decreased by 9.1% to $603.7 million for the period ended December 31, 2019, compared to $664.4 million for the period ended December 31, 2018. Revenue decreased mainly due to the depreciation of the euro and the South African rand against the U.S. dollar during 2019 compared to 2018. On a constant currency basis, revenue for period ended December 31, 2019 would have been $793.2 million, stable compared to December 31, 2018 revenue. The decrease was also due to lower production in our solar assets in the United States, mainly due to lower solar radiation in 2019, longer than expected maintenance stops in the first quarter and reduced capacity in Mojave in the second half of 2019. This decrease was partially offset by an increase in production in Spain and Kaxu, which continue to deliver solid operational performance and by an increase resulting from the contribution of the newly acquired Melowind asset. Further Adjusted EBITDA and Further Adjusted EBITDA margin decrease were due to the factors mentioned above as well as to the $39 million one-time gain recorded in 2018 described in “Other Operating Income” See “Comparison of the Years Ended December 31, 2019 and 2018 Other operating income”.

Efficient natural gas

Revenue decreased by 6.5% to $122.3 million for the year ended December 31, 2019, compared to $130.8 million for the year ended December 31, 2018, while Further Adjusted EBITDA increased by 14.5% to $107.5 million for the period ended December 31, 2019, compared to $93.9 million for the period ended December 31, 2018. Further Adjusted EBITDA margin increased to 87.9% in the year ended December 31, 2019 from 71.8% in the year ended December 31, 2018. A major overhaul held in 2019, as scheduled, which reduced the electric availability as per the contract with Pemex without causing a reduction in Further Adjusted EBITDA, since it was scheduled. Further Adjusted EBITDA increased mainly due to the major overhaul previously mentioned, since operation and maintenance costs are higher in the quarters prior to such major overhauls. In addition, Further Adjusted EBITDA also increased due to a one-time adjustment in the financial model of approximately $6 million, with no impact in cash in 2019. Our ACT asset is accounted for under IFRIC 12 following the financial asset model, and a decrease in future operation and maintenance costs has increased the value of the asset, causing a one-time increase in Revenues and Further Adjusted EBITDA.

Electric transmission lines

Revenue increased by 7.8% to $103.5 million for the year ended December 31, 2019, compared to $96.0 million for the year ended December 31, 2018, while Further Adjusted EBITDA increased by 9.2% to $85.6 million for the year ended December 31, 2019, compared to $78.4 million for the year ended December 31, 2018. Further Adjusted EBITDA margin increased to 82.7% in the year ended December 31, 2019 from 81.7% in the year ended December 31, 2018. Both revenue and Further Adjusted EBITDA increases were mainly due to the contribution from the recently acquired transmission assets consisting of Chile TL3, ATN Expansion 1 and since October 2019 from ATN Expansion 2, with no corresponding contribution in the previous year.

Water

Revenue and Further Adjusted EBITDA remained stable for the year ended December 31, 2019, amounting to $24.6 million and $14.4 million, respectively, compared to $23.5 million and $13.9 million, respectively, for the year ended December 31, 2018. Further Adjusted EBITDA margin decreased to 58.5% in the year ended December 31, 2019 from 59.1% in the year ended December 31, 2018.

Comparison of the Years Ended December 31, 2018 and 2017

The significant variances in the revenues and volume, by geographic region and business sector, between the years ended December 31, 2018 and December 31, 2017, are discussed in the Form 20-F filed with the SEC on February 28, 2019.

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

Liquidity position

As of December 31, 2019, our cash and cash equivalents at the project company level were $496.8 million compared to $524.8 million as of December 31, 2018. In addition, our cash and cash equivalents at the Company level were $66.0 million as of December 31, 2019 compared to $105.0 million as of December 31, 2018. Additionally, as of December 31, 2019, we had approximately $341 million available under our Revolving Credit Facility and therefore a total corporate liquidity of $407 million. On August 2, 2019, we entered into an amendment to our Revolving Credit Facility, which increased the commitments thereunder by an additional amount of $125 million, which represents a total amount of $425 million.

Sources of liquidity

We expect our ongoing sources of liquidity to include cash on hand, cash generated from our operations, project debt arrangements, corporate debt and the issuance of additional equity securities, as appropriate, and given market conditions. Our financing agreements consist mainly of the project-level financings for our various assets, the Note Issuance Facility 2019, the Revolving Credit Facility, the Note Issuance Facility 2017, a line of credit with a local bank and our commercial paper program.

Note Issuance Facility 2019

On April 30, 2019, we entered into the Note Issuance Facility 2019, a senior unsecured financing with Lucid Agency Services Limited, as agent, and a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of the euro equivalent of $300 million. The notes under the Note Issuance Facility 2019 were issued in May 2019 and are due on April 30, 2025. The 2019 Note Issuance Facility includes an upfront fee of 2% paid upon drawdown. From their issue date to December 31, 2019 interest on the notes issued under the Note Issuance Facility 2019 accrued at a rate per annum equal to the sum of 3-month EURIBOR plus a margin of 4.65%. The principal amount of the notes issued under the Note Issuance Facility 2019 was hedged with an interest rate swap, resulting in an all-in interest cost of 4.4%. Starting January 1, 2020, the applicable margin for the determination of interest on the notes issued under the Note Issuance Facility 2019 decreased to 4.50% resulting in an all-in interest cost of 4.24, following satisfaction of the requirements set forth in the Note Issuance Facility 2019 for such margin decrease, including the effectiveness of the Royal Decree-law 17/2019 which approved a reasonable rate of return higher than 7% (see “—Regulation—Regulation in Spain.”). The Note Issuance Facility 2019 provides that we may elect to, subject to the satisfaction of certain conditions, capitalize interest on the notes issued thereunder for a period of up to two years from closing at our discretion, subject to certain conditions. We elected to capitalize interest on the notes issued under the Note Issuance Facility 2019 for the upcoming quarters.

The notes issued under the Note Issuance Facility 2019 are guaranteed on a senior unsecured basis by our subsidiaries ABY Concessions Infrastructures, S.L.U., ABY Concessions Perú S.A., ACT Holding, S.A. de C.V., ASHUSA Inc., ASUSHI Inc. and Atlantica Investments Limited. If we fail to make payments on the notes issued under the 2019 Note Issuance Facility, the guarantors are requested to repay on a joint and several basis.

The Note Issuance Facility 2019 contains covenants that limit certain of our and the guarantors’ activities, including those relating to: mergers; consolidations; certain limitations on the ability to create liens; sales, transfers and other dispositions of property and assets; providing new guarantees; transactions with affiliates; and our ability to pay cash dividends is also subject to certain standard restrictions. Additionally, we are required to comply with a maintenance leverage ratio of our indebtedness to our cash available for distribution of 5.00:1.00 (which may be increased under certain conditions to 5.50:1.00 for a limited period in the event we consummate certain acquisitions).

The Note Issuance Facility 2019 also contains customary events of default (subject in certain cases to customary grace and cure periods). Generally, if an event of default occurs and is not cured within the time periods specified, the agent or the holders of more than 50% of the principal amount of the notes then outstanding may declare all of the notes issued under the Note Issuance Facility 2019 to be due and payable immediately.

The proceeds of the notes issued under the Note Issuance Facility2019  were used to prepay and subsequently cancel in full the 2019 Notes and for general corporate purposes.

 Revolving Credit Facility

On May 10, 2018, we entered into a $215 million Revolving Credit Facility with a syndicate of banks with Royal Bank of Canada as administrative agent and Royal Bank of Canada and Canadian Imperial Bank of Commerce, as issuers of letters of credit. This facility was increased by $85 million to $300 million in January 2019. In addition, on August 2, 2019 the facility was further increased by $125 million to a total limit of $425 million and the maturity of a portion of loans in a principal amount of $387.5 million extended from December 31, 2022, with the remaining $37.5 million maturing on December 31, 2021. As of December 31, 2019, we had $84 million outstanding under the Revolving Credit Facility and $341.0 million available.

Loans under the facility accrue interest at a rate per annum equal to: (A) for Eurodollar rate loans, LIBOR plus a percentage determined by reference to our leverage ratio, ranging between 1.60% and 2.25% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus 1/2 of 1.00%, (ii) the prime rate of the administrative agent under the Revolving Credit Facility and (iii) LIBOR plus 1.00%, in any case, plus a percentage determined by reference to our leverage ratio, ranging between 0.60% and 1.00.

Note Issuance Facility 2017

On February 10, 2017, we entered into the Note Issuance Facility 2017, a senior secured note facility with Elavon Financial Services DAC, UK Branch, as gent, and a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of €275 million (approximately $308.4 million), with three series of notes: series 1 notes worth €92 million mature in 2022; series 2 notes worth €91.5 million mature in 2023; and series 3 notes worth €91.5 million mature in 2024. Interest on all series accrues at a rate per annum equal to the sum of 3-month EURIBOR plus 4.90%. We fully hedged the principal amount of the notes issued under the Note Issuance Facility 2017 with a swap that fixed the interest rate at 5.50%. We expect to repay in full and cancel all series of notes issued under the Note Issuance Facility 2017 with the proceeds of the 2020 Green Private Placement.

2019 Notes

On November 17, 2014, we issued the 2019 Notes in an aggregate principal amount of $255 million with an original maturity date of November 15, 2019.  On May 31, 2019 we prepaid the 2019 Notes before maturity in accordance with the terms thereof with the proceeds of the notes issued under the Note Issuance Facility 2019.

Other Credit Lines

In July 2017, we signed a line of credit with a bank for up to €10.0 million (approximately $11.2  million) which is available in euros or U.S. dollars. Amounts drawn accrue interest at a rate per annum equal to EURIBOR plus 2.25% or LIBOR plus 2.25%, depending on the currency. On December 13, 2019, the terms of the credit facility have been modified and the maturity date has been extended from July 4, 2020 to December 13, 2021 and the new interest rate per year set is EURIBOR plus 2% or LIBOR plus 2%, depending on the currency. As of December 31, 2019, the Company had drawn down an amount of $10.1 million.

ESG-linked Financial Guarantee Line

In June 2019, we signed our first ESG-linked financial guarantee line with ING Bank, N.V. The guarantee line has a limit of approximately $39 million. The cost is linked to Atlantica’s environmental, social and governance performance under Sustainalytics, a leading sustainable rating agency. The green guarantees will be exclusively used for renewable assets. We are using and expect to continue use this guarantee line to progressively release restricted cash in some of our projects, providing additional financial flexibility.

Commercial Paper Program

On October 8, 2019, we filed a euro commercial paper program with the Alternative Fixed Income Market (MARF) in Spain. The program allows Atlantica to issue short term notes over the next twelve months for up to €50 million, with such notes having a tenor of up to two years. As of the date of this report we have issued €25 million under the program at an average cost of 0.66%.

2020 Green Private Placement

On February 6, 2020, we completed the pricing of a total amount of €290 million (approximately $320 million), senior secured notes maturing in June 20, 2026, which are expected to be issued under a senior secured note purchase agreement to be entered into with a group of institutional investors as purchasers. Interest on the notes to be issued under the 2020 Green Private placement is expected to accrue at a rate per annum equal to 1.96%. Signing of the note purchase agreement is expected to occur on or about April 1, 2020 and closing is expected to occur promptly thereafter, subject to certain conditions. We cannot guarantee that such conditions will be satisfied and that closing will occur. In case the transaction is closed, if at any time the rating of such senior secured notes is below investment grade, the interest rate thereon would increase by 100 basis points until such notes are rated again investment grade .

The 2020 Green Private Placement complies with the Green Bond Principles and has a second party opinion by Sustainalytics. The proceeds of the 2020 Green Private Placement are expected to be used to repay in full and cancel all series of notes issued under the Note Issuance Facility 2017.

See “Item 5.B –Liquidity and Capital Resources – Financing Arrangements” for further detail on our financing arrangements.

Uses of liquidity and capital requirements

Debt service

Principal payments on debt as of December 31, 2019, are due in the following periods according to their contracted maturities:

Repayment schedule by geography

	Total	Up to one year	Between one and three years	Between three and five years	Subsequent years
	$ in millions
North America	$1.676,3	81,5	167,5	196,2	1.2311,1
South America	884,8	36,1	63,6	76,5	708,7
EMEA	2.291,3	151,8	325,3	382,4	1.431,7
Total project debt	$4.852,3	269,4	566,4	655,0	3.371,5
Corporate debt	$723,8	28,7	200,5	200,9	293,7
Total	$5.576,1	298,1	756,9	855,9	3.665,2

Repayment schedule by business sector	Total	Up to one year	Between one and three years	Between three and five years	Subsequent years
	$ in millions
Renewable energy	$3.658,5	$209,3	$436,9	$521,3	$2.491,1
Efficient natural gas	529,3	31,6	68,3	77,5	351,9
Electric transmission	640,2	23,3	40,6	47,7	528,5
Water	24,3	5,1	10,7	8,5	0,0
Total project debt	$4.852,3	$269,4	$566,4	$655,0	$3.371,5
Corporate debt	$723,8	$28,7	$200,5	$200,9	$293,7
Total	$5.576.1	$298,1	$756,9	$855,9	$3.665,2

The project debt maturities will be repaid with cash flows generated from the projects in respect of which that financing was incurred.

Cash dividends to investors

We intend to distribute to holders of our shares a significant portion of our cash available for distribution less all cash expenses including corporate debt service and corporate general and administrative expenses and less reserves for the prudent conduct of our business (including, among other things, dividend shortfall as a result of fluctuations in our cash flows), on an annual basis. We intend to distribute a quarterly dividend to shareholders. Our board of directors may, by resolution, amend the cash dividend policy at any time. The determination of the amount of the cash dividends to be paid to holders of our shares will be made by our board of directors and will depend upon our financial condition, results of operations, cash flow, long-term prospects and any other matters that our board of directors deem relevant.

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

•	On February 26, 2019, our board of directors approved a dividend of $0.37 per share. The dividend was paid on March 22, 2019, to shareholders of record as of March 12, 2019.

•	On May 7, 2019, our board of directors approved a dividend of $0.39 per share. The dividend was paid on June 14, 2019, to shareholders of record as of June 3, 2019.

•	On August 2, 2019 our board of directors approved a dividend of $0.40 per share. The dividend was paid on September 13, 2019 to shareholders of record as of August 30, 2019.

•	On November 5, 2019 our board of directors approved a dividend of $0.41 per share. The dividend was paid on December 13, 2019 to shareholders of record as of November 29, 2019.

•	On February 26, 2020, our board of directors approved a dividend of $0.41 per share. The dividend is expected to be paid on March 23, 2020, to shareholders of record as of March 12, 2020.

Acquisitions

In October 2018 we reached an agreement to acquire PTS, a natural gas transportation platform located in the Gulf of Mexico, close to ACT, our efficient natural gas plant. PTS will have a contracted compression capacity of 450 million standard cubic feet per day and is currently under construction. The service agreement signed with Pemex on October 18, 2017 is a “take-or-pay” 11-year term contract starting in 2020, with a possibility of future extension at the discretion of both parties.  On October 10, 2018, we acquired a 5% ownership in the project; once the project begins operation, which is expected in the first half of 2020, we expect to acquire an additional 65% stake, subject to final approvals. We are currently under negotiations with the seller about certain aspects of the agreement. The total equity investment for the 100% stake is estimated to be approximately $150 million. The amount paid so far has been negligible.

In addition, we have signed an option to acquire, until April 30, 2020, Liberty’s equity interest in Solana for approximately $300 million. Liberty is the tax equity investor in our Solana asset. We expect to initially finance the acquisition with available liquidity, proceeds of a bridge financing currently under negotiation and potential project debt refinancings in Spain.

Cash flow

The following table sets forth cash flow data for the years ended December 31, 2019, 2018 and 2017:

	Year ended December 31,
	2019	2018	2017
	$ in millions
Gross cash flows from operating activities
Profit/(loss) for the year	74.6	$55.3	$(104.9)
Adjustments to reconcile after-tax profit to net cash generated by operating activities	701.9	697.6	848.8
Profit for the year adjusted by non-monetary items	776.5	$752.9	$743.9
Net interest/taxes paid	(299.5)	(333.5)	(349.5)
Variations in working capital	(113.4)	(18.4)	(8.8)
Total net cash flow provided by/(used in) operating activities	363.6	$401.0	$385.6
Net cash flows from investing activities
Investments in entities under equity method	30.5	4.4	3.0
Investments in contracted concessional assets(1)	22.0	68.0	30.1
Other non-current assets/liabilities	2.7	(16.7)	8.2
Acquisitions / sales of subsidiaries and other financial instruments	(173.4)	(70.6)	30.1
Total net cash flows provided by/(used in) investing activities	(118.2)	$(14.9)	$71.4
Net cash flows provided by/(used in) financing activities	(310.2)	$(405.2)	$(416.3)
Net increase in cash and cash equivalents	(64.8)	(19.1)	40.7
Cash, cash equivalents and bank overdraft at beginning of the year	631.5	669.4	594.8
Translation differences cash or cash equivalents	(3.9)	(18.8)	33.9
Cash and cash equivalents at the end of the period	562.8	$631.5	$669.4

Note:
(1)	Includes proceeds for $22.2 million, $72.6 million and $42.5 million in 2019, 2018 and 2017 respectively, see Note 6 of the Annual Consolidated Financial Statements.

Net cash flows provided by/(used in) operating activities

Net cash provided by operating activities in the year ended December 31, 2019 was $363.6 million compared to $401.0 million for the year ended December 31, 2018. The decrease was mainly due to a higher variation in working capital resulting from longer collection periods mainly in Mexico compared to the same period of the previous year. In addition, our payments to suppliers increased in 2019 because at the end of 2018 accounts payable were higher than usual in ACT and Mojave due to major overhaul maintenance.

The significant variances in the net cash flows provided by or used in operating activities for the year ended December 31, 2018 are discussed in the Form 20-F filed with the SEC on February 28, 2019.

Net cash provided by/(used in) investing activities

For the year ended December 31, 2019, net cash used in investing activities was $118.3 million and corresponded mainly to the investment in Amherst Island. Atlantica and Algonquin formed AYES Canada, a vehicle to channel co-investment opportunities and the first investment was in Amherst Island, a 75 MW wind plant in Canada. Atlantica invested $4.9 million and Algonquin invested $92.3 million, both through AYES Canada. Since Atlantica controls AYES Canada under IFRS 10, we show in Net cash used in investing activities the total $97.2 million invested by AYES Canada in the project company and in Net cash provided by financing activities the $92.3 million received from Algonquin by AYES Canada. In addition, net cash used in investing activities includes $42 million payment for the acquisition of Monterrey, $19.9 million payment for Tenes, which became a financial investment after the conditions precedent were not fulfilled and $20 million payment for the acquisition of ATN Expansion 2. Net cash used in investing activities also included $22.2 million related to amounts received by Solana from Abengoa in relation to the DOE consents to decrease Abengoa’s ownership in Atlantica to 16.5% and to allow Abengoa to sell entirely its stake in Atlantica. From an accounting perspective, because the payment resulted from Abengoa’s obligations under the EPC contract, most of the amount received in 2019 was recorded as reducing the asset value and was therefore classified as cash provided by investing activities.

For the year ended December 31, 2018, net cash used in investing activities was $14.9 million and included $73.2 million of acquisitions previously announced, corresponding to the acquisition of Melowind ($42.8 million), the first payment related to the expansion of our ATN transmission line ($14.2 million), the acquisition of a mini-hydroelectric plant in Peru ($9.3 million) and the acquisition of Chile TL3 ($6.0 million). Net cash used in investing activities also included $67.9 million related to the $136.5 million received by Solana from Abengoa in relation to the DOE consents to decrease Abengoa’s ownership in Atlantica to 16.5% and to allow Abengoa to sell entirely its stake in Atlantica. From an accounting perspective, since the payment resulted from Abengoa’s obligations under the EPC contract, most of the amount received in 2018 was recorded as reducing the asset value and was therefore classified as cash provided by investing activities.

Net cash provided by/(used in) financing activities

For the year ended December 31, 2019, net cash used in financing activities was $310.2 million and corresponded principally to $603.1 million of principal debt repayments, of which $259.7 million corresponded to the prepayment of the 2019 Notes, $281.8 million of project debt repayments and $60 million of Revolving Credit Facility repayment. We also received $293.1 million net proceeds under the Note Issuance Facility 2019, net of fees, commercial paper for a total amount of $27.2 million and $32.6 million net of fees under our Revolving Credit Facility. In addition, we paid $159.0 million of dividends to shareholders and $29.2 million to non-controlling interest. As explained above, we also include $92.3 million corresponding to Algonquin’s participation in Amherst.

For the year ended December 31, 2018, net cash used in financing activities was $405.2 million and corresponded primarily to $386.0 million of the repayments of principal of our financing agreements, of which $61.6 million were prepayments by Solana using the proceeds of the two payments received from Abengoa in connection with the DOE consents and $54 million corresponded to the prepayment and cancelation of our Former Revolving Credit Facility. The remainder corresponded mostly to scheduled project debt repayments. Additionally, we drew down $107.5 million of the new Revolving Credit Facility which was signed in May 2018 and we paid $143.0 million of dividends to shareholders.

Financing Arrangements

2019 Notes

On November 17, 2014, we issued the 2019 Notes in an aggregate principal amount of $255 million. With an original maturity date of November 15, 2019. On May 31, 2019 we prepaid the 2019 Notes before maturity in accordance with the terms thereof with the proceeds of the notes issued under the Note Issuance Facility 2019.

Revolving Credit Facility

On May 10, 2018, we entered into a $215 million Revolving Credit Facility with a syndicate of banks, with Royal Bank of Canada as administrative agent and Royal Bank of Canada and Canadian Imperial Bank of Commerce, as issuers of letters of credit. This facility was increased by $85 million to $300 million in January, 2019. In addition, on August 2, 2019, the facility was further increased by $125 million to a total limit of $425 million and the maturity of a portion of loans in a principal amount of $387.5 million extended from December 31, 2021 to December 31, 2022 with the remaining $37.5 million maturing on December 31, 2021. As of December 31, 2019, we had $84 million outstanding under the Revolving Credit Facility and $341.0 million available. The Revolving Credit Facility replaced tranche A of the Former Revolving Credit Facility, which was repaid and cancelled ahead of its maturity.

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

Our payment obligations under the Revolving Credit Facility are guaranteed by our subsidiaries ABY Concessions Infrastructures, S.L.U., ABY Concessions Peru S.A., ACT Holding, S.A. de C.V., ASHUSA Inc., ASUSHI Inc. and Atlantica  Investment Ltd (formerly as Atlantica Yield South Africa Ltd). The Revolving Credit Facility is also secured by a pledge over the shares of the guarantors listed above.

The Revolving Credit Facility contains covenants that limit certain of our and the guarantors’ activities, including those relating to: mergers; customary change of control provisions; consolidations; the ability to incur additional indebtedness; sales, transfers and other dispositions of property and assets; providing new guarantees; investments; granting additional security interests; entering into transactions with affiliates and our ability to pay cash dividends and is also subject to certain standard restrictions. Additionally, we are required to comply with (i) a maintenance leverage ratio of our indebtedness at the holding level to our cash available for distribution of 5.0x and (ii) debt service coverage ratio of cash available for distribution to debt service payments of 2.0x. The Revolving Credit Facility also contains customary events of default, upon the occurrence of which the lenders holding more than 50% of the aggregate loans and commitments then outstanding have the ability to declare the unpaid principal amount of all outstanding loans, and interest accrued thereon, to be immediately due and payable. In addition, the Revolving Credit Facility includes a material non-recourse subsidiary default provision related to a default by our project subsidiaries in their financing arrangements, such that a payment default of indebtedness with an aggregate principal amount in excess of $100 million by one or more of our non-recourse subsidiaries representing more than 25% of the cash available for distribution distributed in the previous four fiscal quarters could trigger a default under our Revolving Credit Facility.

 Note Issuance Facility 2017

On February 10, 2017, we entered into the Note Issuance Facility 2017, a senior secured note facility with Elavon Financial Services DAC, UK Branch as agent and a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of €275 million (approximately $308.4 million), with three series of notes: series 1 notes worth €92 million mature in 2022; series 2 notes worth €91.5 million mature in 2023; and series 3 notes worth €91.5 million mature in 2024. Interest on all series accrues at a rate per annum equal to the sum of 3-month EURIBOR plus 4.90%. We fully hedged the principal amount of the notes issued under the Note Issuance Facility 2017 with a swap that fixed the interest rate at 5.50%.

The obligations under the Note Issuance Facility 2017 rank pari passu with our outstanding obligations under the Revolving Credit Facility as well as the Note Issuance Facility 2019. Our payment obligations under the Note Issuance Facility 2017 are guaranteed, collectively, by ASHUSA Inc., ASUSHI Inc., Atlantica Investment Ltd (formerly as Atlantica Yield South Africa Limited), ABY Concessions Perú S.A., ABY Concessions Infrastructures, S.L.U. and ACT Holding, S.A. de C.V. The Note Issuance Facility 2017 is also secured by a high percentage of our assets and the assets of the guarantors, subject to customary exceptions.

The Note Issuance Facility 2017 contains covenants that limit certain of our and the guarantors’ activities, including those relating to: mergers; consolidations; certain limitations on the ability to incur additional indebtedness; sales, transfers and other dispositions of property and assets; providing new guarantees; investments; granting additional security interests; entering into transactions with affiliates and our ability to pay cash dividends is also subject to certain standard restrictions. Additionally, we are required to comply with (i) a maintenance leverage ratio of our indebtedness (including that of our subsidiaries) to our cash available for distribution of 5.00:1.00 on and after January 1, 2017, and of 4.75:1.00 on and after January 1, 2020, and (ii) a debt service coverage ratio of 2.00:1.00 of cash available for distribution to debt service payments.

The Note Issuance Facility 2017 also contains customary events of default, upon the occurrence of which holders of more than 50% of the notes then outstanding have the ability to declare the unpaid principal amount of all outstanding notes, and interest accrued thereon, to be immediately due and payable. In addition, our Note Issuance Facility 2017 includes a material subsidiary cross-default provision such that a payment default by one or more of our non-recourse subsidiaries representing more than 20% of the cash available for distribution distributed in the previous four fiscal quarters could trigger a default, provided that these subsidiaries have an indebtedness higher than $100 million in the case of non-recourse subsidiaries or more than $75 million in the case of subsidiaries other than non-recourse subsidiaries.

We expect to repay in full and cancel all series of notes issued under the Note Issuance Facility 2017 with the proceeds of the 2020 Green Private Placement.

 Note Issuance Facility 2019

On April 30, 2019, we entered into the Note Issuance Facility 2019, a senior unsecured financing with Lucid Agency Services Limited, as agent, and a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of the euro equivalent of $300 million. The notes under the Note Issuance Facility 2019 were issued in May 2019 and are due on April 30, 2025. The Note Issuance Facility 2019 includes an upfront fee of 2% paid upon drawdown. From their issue date to December 31, 2019, interest on the notes issued under the Note Issuance Facility 2019 accrued at a rate per annum equal to the sum of 3-month EURIBOR plus a margin of 4.65%. The principal amount of the notes issued under the Note Issuance Facility 2019 was hedged with an interest rate swap, resulting in an all-in interest cost of 4.4%. Starting January 1, 2020, the applicable margin for the determination of interest on the notes issued under the Note Issuance Facility 2019 decreased  to 4.50% resulting in an all-in interest cost of 4.24%, following satisfaction of the requirements set forth in the Note Issuance Facility, 2019 for such margin decrease, including the effectiveness of the Royal Decree-law 17/2019 which approved a reasonable rate of return higher than 7% (see “—Regulation—Regulation in Spain.”). The Note Issuance Facility 2019 provides that we may elect, subject to the satisfaction of certain conditions, capitalize interest on the notes issued thereunder for a period of up to two years from closing at our discretion, subject to certain conditions. We elected to capitalize interest on the notes issued under the Note Issuance Facility 2019 for the upcoming quarters.

The obligations under the Note Issuance Facility 2019 rank pari passu with our outstanding obligations under the Revolving Credit Facility as well as the Note Issuance Facility 2017. Our payment obligations under the Note Issuance Facility 2019 are guaranteed, collectively, by ASHUSA Inc., ASUSHI Inc., Atlantica Investment Ltd (formerly as Atlantica Yield South Africa Limited), ABY Concessions Peru S.A., ABY Concessions Infrastructures, S.L.U. and ACT Holding, S.A. de C.V.

The Note Issuance Facility 2019 contains covenants that limit certain of our and the guarantors’ activities, including those relating to: mergers; consolidations; sales, transfers and other dispositions of property and assets; providing new guarantees; granting additional security interests; entering into transactions with affiliates and our ability to pay cash dividends is also subject to certain standard restrictions. The restrictions under the Note Issuance Facility 2019 on sales, transfers and other dispositions of property and assets; pay cash dividends and entering into transactions with affiliates may be suspended if the notes under the Note Issuance Facility 2019 obtain investment grade ratings from at least two rating agencies, we deliver notice thereof to the holders of the notes with an offer to purchase such notes at par, and no default under the Note Issuance Facility 2019 has occurred.

Additionally, we are required to comply with a maintenance leverage ratio of our indebtedness (including that of our subsidiaries) to our cash available for distribution of 5.00:1.00.

The Note Issuance Facility 2019 also contains customary events of default, upon the occurrence of which holders of more than 50% of the notes then outstanding have the ability to declare the unpaid principal amount of all outstanding notes, and interest accrued thereon, to be immediately due and payable. In addition, the Note Issuance Facility 2019 includes a material non-recourse subsidiary default provision related to a default by our project subsidiaries in their financing arrangements, such that a payment default of indebtedness with an aggregate principal amount in excess of the greater of $40.0 million and 1.5% of consolidated total assets by one or more of our non-recourse subsidiaries representing more than 25% of the cash available for distribution distributed in the previous four fiscal quarters could trigger a default under our Note Issuance Facility 2019.

The proceeds of the Note Issuance Facility 2019 were used to redeem in full and subsequently cancel the 2019 Notes and for general corporate purposes.

Other Credit Lines

In July 2017, we signed a line of credit with a bank for up to €10.0 million (approximately $11.2 million) which is available in euros or U.S. dollars. Amounts drawn accrue interest at a rate per annum equal to EURIBOR plus 2.25% or LIBOR plus 2.25%, depending on the currency. On December 13, 2019, the terms of the credit facility have been modified and the maturity date has been extended from July 4, 2020 to December 13, 2021 and the new interest rate per year set is EURIBOR plus 2% or LIBOR plus 2%, depending on the currency. As of December 31, 2019, the Company had drawn down an amount of $10.1 million.

ESG-linked financial guarantee line

In June 2019, we signed our first ESG-linked financial guarantee line with ING Bank, N.V. The guarantee line has a limit of approximately $39 million. The cost is linked to Atlantica’s environmental, social and governance performance under Sustainalytics, a leading sustainable rating agency. The green guarantees will be exclusively used for renewable assets. We are using and expect to continue to use this guarantee line to progressively release restricted cash in some of our projects, providing additional financial flexibility.

Commercial paper program

On October 8, 2019, we filed a euro commercial paper program with the Alternative Fixed Income Market (MARF) in Spain. The program allows Atlantica to issue short term notes over the next twelve months for up to €50 million, with such notes having a tenor of up to two years. As of the date of this report we have issued €25 million under the program at an average cost of 0.66%.

2020 Green Private Placement

On February 6, 2020, we completed the pricing of a total amount of €290 million (approximately $319 million), senior secured notes maturing in June 20, 2026, which are expected to be issued under a senior secured note purchase agreement to be entered into with a group of institutional investors as purchasers. Interest on the notes is expected to accrue at a rate per annum equal to 1.96%. Signing of the note purchase agreement is expected to occur on or about April 1, 2020 and closing is expected to occur promptly thereafter, subject to certain conditions. We cannot guarantee the such conditions will be satisfied and that closing will occur. In case the transaction is closed, if at any time the rating of such senior secured notes is below investment grade, the interest rate thereon would increase by 100 basis points until such notes are rated again investment grade .

The 2020 Green Private Placement complies with the Green Bond Principles and has a second party opinion by Sustainalytics. Our obligations under the 2020 Green Private Placement are expected to rank pari passu with our outstanding obligations under the Revolving Credit Facility as well as the Note Issuance Facility 2019. Our payment obligations under the 2020 Green Private Placement  are expected to be guaranteed, collectively, by ASHUSA Inc., ASUSHI Inc., Atlantica Investment Ltd (formerly as Atlantica Yield South Africa Limited), ABY Concessions Perú S.A., ABY Concessions Infrastructures, S.L.U. and ACT Holding, S.A. de C.V. The 2020 Green Private Placement is expected to be secured by a high percentage of our assets and the assets of the guarantors (subject to customary exceptions), which collateral is expected to be shared with the lenders under the Revolving Credit Facility.

The 2020 Green Private Placement is expected to contain covenants that limit certain of our and the guarantors’ activities, including those relating to: mergers; customary change of control provisions; consolidations; the ability to incur additional indebtedness; sales, transfers and other dispositions of property and assets; providing new guarantees; investments; granting additional security interests; entering into transactions with affiliates and our ability to pay cash dividends and is also subject to certain standard restrictions. Additionally, we expect to be required to comply with (i) a maintenance leverage ratio of our indebtedness at the holding level to our cash available for distribution of 5.0x and (ii) debt service coverage ratio of cash available for distribution to debt service payments of 2.0x.

The 2020 Green Private Placement is expected to contain customary events of default, upon the occurrence of which the holders of more than 50% in principal amount of the notes outstanding will have the ability to declare the unpaid principal amount of all notes, and interest accrued thereon, to be immediately due and payable. In addition, the 2020 Green Private Placement 0 is expected to include a material non-recourse subsidiary default provision related to a default by our project subsidiaries in their financing arrangements, such that a payment default of indebtedness with an aggregate principal amount in excess of $100 million by one or more of our non-recourse subsidiaries representing more than 25% of the cash available for distribution distributed in the previous four fiscal quarters could trigger a default under our 2020 Green Private Placement.

The proceeds of the 2020 Green Private Placement are expected to be used to repay in full and cancel all series of notes issued under the Note Issuance Facility 2017.

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

The most critical accounting policies, which reflect significant management estimates and judgment to determine amounts in our Annual Consolidated Financial Statements, are as follows:

-	Contracted concessional agreements and PPAs;
-	Impairment of intangible assets and property, plants and equipment;
-	Assessment of control;
-	Derivative financial instruments and fair value estimates; and
-	Income taxes and recoverable amount of deferred tax assets.

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

As of the date of preparation of our Annual Consolidated Financial Statements, no relevant changes in the estimates made are anticipated and, therefore, no significant changes in the value of the assets and liabilities recognized at December 31, 2019, are expected.

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

Contracted concessional agreements

Contracted concessional assets and power purchase agreements (PPAs) include fixed assets financed through project debt, related to service concession arrangements recorded in accordance with IFRIC 12, except for Palmucho, which is recorded in accordance with IAS 16 and PS10, PS20, Mini-Hydro, Chile TL 3 and Seville PV, which are recorded as tangible assets in accordance with IFRS 16. The infrastructures accounted for as concessions are related to the activities concerning electric transmission lines, solar electricity generation plants, cogeneration plants, wind farms and water desalination plants. The infrastructure used in a concession can be classified as an intangible asset or a financial asset, depending on the nature of the payment entitlements established in the agreement.

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

a)	Intangible assets

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

-
Revenues from the updated annual revenue for the contracted concession, as well as operations and maintenance services are recognized in each period according to IFRS 15 “Revenue from contracts with customers”

-	Operating and maintenance costs and general overheads and administrative costs are recorded in accordance with the nature of the cost incurred (amount due) in each period.
-	Financing costs are expensed as incurred.

b)	Financial assets

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

According to IFRS 9, we recognize an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that we expect to receive.

There are two main approaches to applying the ECL model according to IFRS 9: the general approach which involves a three stage approach, and the simplified approach, which can be applied to trade receivables, contract assets and lease receivables. We have elected to apply the simplified approach. Under this approach, there is no need to monitor for significant increases in credit risk and entities will be required to measure lifetime expected credit losses at each end of reporting period.

The key elements of the ECL calculations are the following:

-	the Probability of Default (“PD”) is an estimate of the likelihood of default over a given time horizon. We calculate PD based on Credit Default Swaps spreads (“CDS”);
-	the Exposure at Default (“EAD”) is an estimate of the exposure at a future default date;
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

For contracted or concession revenue assets with a defined useful life and with a specific financial structure, cash flow projections until the end of the project are considered and no terminal value is assumed. Contracted revenue assets have a contractual structure that permits to estimate quite accurately the costs of the project and revenue during the life of the project.

Projections take into account real data based on the contract terms and fundamental assumptions based on part in specific reports prepared internally and supported by specialists, assumptions on demand and assumptions on production. Additionally, assumptions on macroeconomic conditions are also considered, such as inflation rates, future interest rates and sensitivity analysis are performed over all major assumptions, which can have a significant impact on the value of the asset.

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

Determining income tax provision requires judgment in assessing the timing and the amount of deductible and taxable items, as well as the interpretation and application of tax laws in different jurisdictions. Due to this fact, contingencies or additional tax expenses could arise as a result of tax inspections or different interpretations of certain tax laws by the corresponding tax authorities.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

As of December 31, 2019, the overall sum of the Bank Bond and the Surety Insurance directly deposited by subsidiaries of Atlantica as a guarantee to third parties (clients, financial entities and other third parties) was $38.2 million and corresponded to operations of technical nature ($32.4 million as of December 31, 2018). In addition, the outstanding amount of guarantees issued by Atlantica Yield plc as of December 31, 2019 was $130.1 million ($60.5 million as of December 31, 2018). Guarantees issued by Atlantica correspond mainly to guarantees provided to off-takers in our PPAs, guarantees issued to replace debt service reserve accounts and guarantees for points of access for renewable projects, which have been partially canceled as of the date of this annual report.  For further discussion, see note 19 to our Annual Consolidated Financial Statements included elsewhere in this annual report.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2019.

	Total	Up to one year	Between one and three years	Between three and five years	Subsequent years
	$ in millions
Corporate debt	$723.8	$28.7	$200.5	$200.9	$293.7
Loans with credit institutions (project debt)	4,105.9	241.1	504.9	598.8	2,761.0
Notes and bonds (project debt)	746.4	28.3	51.5	56.2	610.4
Purchase commitments	2,991.4	129.6	278.4	269.6	2,313.8
Accrued interest estimate during the useful life of loans	2,472.1	294.7	549.3	471.5	1,156.5

As described in the table above, we have other contractual obligations to make future payments in connection with bank debt and notes and bonds. In addition, during the normal course of business, we enter into agreements where we commit to future purchases of goods and services from third parties.

Corporate debt refers to the Revolving Credit Facility, the Note Issuance Facility 2019 the Note Issuance Facility 2017, the Euro Commercial Paper Program and other credit lines, which are described in detail in note 14 to our Annual Consolidated Financial Statements.

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

Capital Expenditures

Our capital spending program is limited considering all our projects are in operation. Maintenance capex is limited and in some cases it is included within the operation and maintenance agreement, thus included in operating expenses with our Income Statement.

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

Santiago Seage, Chief Executive Officer and Director

Mr. Seage has served as a director since our formation in 2014 until March 2018 and from December 2018. Mr. Seage has served as our Chief Executive Officer since our formation, except for the six-month period between May and November 2015, while he was Chairman of our Board and Chief Executive Officer of Abengoa. Prior to the foregoing, he served as Abengoa Solar’s CEO beginning in 2006. Before joining Abengoa, he was a partner with McKinsey & Company. Mr. Seage holds a degree in Business Management from ICADE University in Madrid.

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

B	Compensation

Compensation of Board of Directors and Chief Executive Officer

We paid remuneration only to independent non-executive directors and Santiago Seage (Chief Executive Officer and Executive Director), other directors were not paid remuneration. Since April 2019, each independent non-executive director receives an annual compensation of $150.0 thousand. As chairman of the board of directors, Mr. Villalba receives an additional $75.0 thousand per year. As chairman of the audit committee, Mr. Francisco J. Martinez receives an additional $15.0 thousand per year. As chairman of the Nominating and Corporate Governance Committee and Compensation Committee, Mr. Dove and Mr. Robinson receive an additional $10.0 thousand per year.

Until March 2019, each independent director received a total annual compensation of $134.0 thousand and as chairman of the board of directors, Mr. Villalba received an additional $61.0 thousand per year. In 2019, each independent director received a total annual compensation detailed in the table below. As chairman of the audit committee, Mr. Francisco J. Martinez received an additional $15 thousand per year. As chairman of the Nominating and Corporate Governance Committee and Compensation Committee, Mr. Dove and Mr. Robinson receive an additional $10 thousand per year.

Non-executive directors appointed by Algonquin did not receive any compensation from us.

Until December 31, 2019, the policy was not to compensate other non-executive directors for the time dedicated. The remuneration to non-independent non-executive directors is a change to our remuneration policy approved by the Compensation Committee and by the Board of Directors. The Company is seeking shareholder approval to compensate non-independent non-executive directors on the same terms as we compensate independent non-executive directors.

The total compensation received by our independent directors and Chief Executive Officer from us during 2019 is set forth in the table below. The compensation of the Chief Executive Officer is defined in euros. Amounts have been converted to US $ for presentation purposes.

	Directors, Remuneration for the year ended December 31, 2019
	Salary and Fees	All Taxable Benefits	Annual Bonuses	LTIP	Pension	Total
	(in thousands of U.S. dollars)
Santiago Seage	727.7	-	957.7	-	-	1,685.4
Daniel Villalba	217.5	-	-	-	-	217.5
Jackson Robinson	155.9	-	-	-	-	155.9
Robert Dove	155.9	-	-	-	-	155.9
Andrea Brentan	146.0	-	-	-	-	146.0
Francisco J. Martinez	161.0	-	-	-	-	161.0
Total	1,564.0	-	957.7	-	-	2,521.7

	Directors, Remuneration for the year ended December 31, 2018
	Salary and Fees	All Taxable Benefits	Annual Bonuses	2016-2018 LTIP	Pension	Total
	(in thousands of U.S. dollars)
Santiago Seage	767.8	-	992.2	751.1	-	2,511.1
Daniel Villalba	160.0	-	-	-	-	160.0
Jackson Robinson	118.3	-	-	-	-	118.3
Robert Dove	118.3	-	-	-	-	118.3
Andrea Brentan	114.2	-	-	-	-	114.2
Francisco J. Martinez	120.4	-	-	-	-	120.4
Total	1,399.0	-	992.2	751.1	-	3,142.3

Only directors who received remuneration are included in the table above.

Each member of our board of directors will be indemnified for his actions associated with being a director to the extent permitted by law.

None of the directors received any pension remuneration in 2018 nor 2019. The CEO received the 2016-2018 LTIP compensation in 2018, paid in March 2019. No long-term awards have vested in 2019.

During the year 2019, most of the objectives defined for the Chief Executive Officer’s variable bonus were met or exceeded and the Compensation Committee decided to approve a bonus corresponding to 100.7% of the potential variable compensation, which will be payable in 2020. In 2018, most of the objectives defined for the Chief Executive Officer’s variable bonus were met or exceeded and the Compensation Committee decided to approve a bonus corresponding to 101.8% of the potential variable compensation, which was paid in 2019:

	Percentage weight	Achievement
CAFD (cash available for distribution) – Equal or Higher than $190 million	40%	100%
EBITDA – Equal or Higher than $827 million	10%	99%
Present and close value creating and accretive investment opportunities	15%	100%
Lead the works of the strategic review and plan	20%	100%
Achieve health and safety targets – (Frequency with Leave / Lost Time Index below 4.5 and General frequency index below 13.8) based on reliable targets and consistent measure metrics	10%	120%
Implement the succession plan	5%	75%

The Chief Executive Officer’s maximum potential bonus could be 120% of such bonus.

The 2016-2018 Long-Term Incentive Plan (LTIP) was in place for the three-year period from 2016 to 2018. The award corresponding to the Chief Executive Officer was a 21.95% of the maximum potential award, which amounted to $751 thousand, which was paid in 2019.

A new remuneration policy, including long-term incentive awards was approved at our 2019 Annual General Meeting held in June 2019. Following that policy, we have yearly long-term incentive plans which are detailed under the section “Long-term Incentive Awards”.

Total Shareholder Return and Chief Executive Officer Pay

The chart below shows the Company’s total shareholder return since June 2014, the date of our Initial Public Offering (“IPO”), until the end of 2019 compared with the total shareholder return of the companies in the Russell 2000 Index. The chart represents the progression of the return, including investment, starting from the time of the IPO at a 100%-point.  In addition, dividends are assumed to have been re-invested at the closing price of each dividend payment date.

We believe the Russell 2000 Index is an adequate benchmark as it represents a broad range of companies of similar size.

TSR is calculated in US dollars.

The table below shows the total remuneration of the Chief Executive Officer and his bonuses and 2016-2018 LTIP grants expressed as a percentage of the maximum he is likely to be awarded. We have also included an additional reference point to show the maximum remuneration receivable assuming a share price appreciation of 50%.

Year		Bonus		LTIP awards
	(In thousands of U.S. Dollars)
	Total Pay	Percentage of maximum	Amount of bonus	Percentage of maximum	Value
2019	1,685.4	100.7%	957.7	-	-
2018	2,511.1	101.8%	992.2	21.95%	751.1
2017	1,602.0	96.25%	924.2	-	-
2016	1,499.4	100%	940.5	-	-
2015	1,597.6(1)	-	-	-	-
2014	174.1	-	-	-	-
(1) Includes €1,189.50 thousand termination payment received by Mr. Garoz after leaving the Company in November 25 2015.

The chief executive officer did not receive any variable remuneration for service provided to the Company for the years ended 31 December 2015 and 2014. Santiago Seage occupied that office between January and May 2015, and again since late November 2015. Meanwhile, Mr. Garoz held that position between May and November 2015, when he left the Company.

In 2017, the Company accrued $924.2 thousand of the bonus paid to the Chief Executive Officer in 2018.  In 2018, the Company accrued $992.2 thousand of the bonus payable to the Chief Executive Officer in 2019, in accordance with his service agreement.

If from January 1st, 2019 to December 31st, 2019 in 2019 the share price had increased by 50%, the remuneration for the CEO for the year 2019 would have been $1,685.4 million, the same as the amount actually received since no long-term incentives related to the share price have vested in 2019.

In 2019, the Company accrued $957.7 thousand of the bonus paid payable to the Chief Executive Officer in 2020.

Under the LTIP 2019, the CEO holds 46,987 share units, convertible into shares in the future as per the LTIP and 122,080 options as per the 2019 LTIP. In addition, the CEO holds 43,606 share units under the one-off plan.

Chief Executive Officer Pay vs. Employee Pay

The table below sets out the percentage change between the year 2018 and 2019 in salary, benefits and bonus (determined on the same basis as for the Single Total Figure table) for the Chief Executive Officer and the average per capita change for employees of the Group as a whole excluding the Chief Executive Officer.

Element of remuneration	Percentage change for Chief Executive Officer	Percentage change for Employees excluding the CEO
Salary	0%	5.1%
Benefits	n/a	n/a
Bonus	(1.1%)	5.6%

Relative Importance of Spend on Pay

The following table sets out the change in overall employee costs, directors’ compensation and dividends.

$ in million	Amount in 2019	Amount in 2018	Difference
Spend on pay for all employees of the group	27.7	15.1	12.6
Total remuneration of directors	2.5	3.2	(0.7)
Dividends paid (*)	159.0	133.2	25.8

The company has not made any share repurchases during 2019 nor 2018.

The average number of employees in 2019 in the Group was 306 employees, compared to 207 employees in 2018. The $12.6 million increase in spend on pay is due to the acquisition in July 2019 of ASI Operations, the company that performs the operation and maintenance services to the Solana and Mojave plants. In addition, in 2018, the amount effectively payable under the long-term incentive plan corresponding to the 2016-2018 period was lower than the amount accrued, so we recorded a reversal of the accrual, which also explains the increase in spend on pay.

The $0.7 million decrease in total remuneration of directors is due to the CEO’s 2016-2018 long-term incentive plan that became payable as of December 31, 2018. In 2019, no long-term incentives vested.

Long-Term Incentive Awards

In 2016, we adopted our 2016-2018 LTIP for management, for the period from 2016 to 2018. Twelve executives, including our CEO, were eligible under LTIP. The LTIP provides that each eligible executive was entitled to the payment of a long-term incentive cash bonus in March 2019 calculated as a function of Total Annual Shareholder’s Return, or TSR, objectives over the 2016-18 period, a metric intended to align management and shareholder interests. The maximum bonus was 50% (or, in the CEO’s case, 70%) of the total remuneration received by the executive over the period from 2016-18. Specifically, 50% of the bonus was based on our TSR and 50% on the relative performance in terms of TSR versus a group of similarly structured companies selected by the Compensation Committee. Given the TSR in the three-year period from January 1, 2016 and December 31, 2018 and the TSR versus the peer group during that same period, the amount payable under the LTIP amounted to 21.95% of the maximum potential amount, which represented a total amount of $1,618.0 thousand, paid in March 2019.

A new remuneration policy including long-term incentive awards was approved at our 2019 Annual General Meeting held in June 2019.

In April 2018, the Board of Directors approved the implementation of a remuneration policy including LTIP awards. The first  long-term incentive plan for the 2019 period (the “Long-Term Incentive Plan 2019” or “LTIP 2019”) permits the grant of share options and restricted stock units (“Awards”) to the executive team of the Company (the “Executives”). The LTIP applies to approximately 14 executives and the Board of Directors proposed to include the Chief Executive Officer, who is also a Director. The Chief Executive Officer’s participation in the LTIP was approved by shareholders’ at the 2019 annual general meeting in June 2019.

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

In addition to the LTIP 2019 and following the remuneration policy approved at our 2019 Annual General Meeting, in December 2019 the Board of Directors approved the implementation of a long-term incentive plan for the 2020 period (the “2020 Long-Term Incentive Plan” or “2020 LTIP”) in the same terms as of the LTIP. The 2020 LTIP applies to approximately 13 executives including the Chief Executive Officer.

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

In addition, in February 2019 the Board of Directors approved a special one-off plan which permitted the grant of stock units to certain members of the Management and certain members of the Middle Management , consisting of approximately 25 managers including the Chief Executive Officer. The value of the award was defined as 50% of 2019 target remuneration (including salary and variable bonus). The share units vest over 3 years, one third each year starting in 2020, provided that the manager is still an employee of the company. This was approved by shareholders at the 2019 annual general meeting. Executive directors do not receive any pension contributions.

The executive director do not receive any pension contributions.

None of the non-executive directors receive bonuses, long-term incentive awards, pension or other benefits in respect of their services to the Company.

There are no provisions for the recovery of sums paid or the withholding of any sum.

For 2020 the bonus objectives are the following:

Percentage weight
CAFD (cash available for distribution) – Equal or higher than the CAFD budgeted in the 2020 budget	40%
EBITDA– Equal or Higher than the EBITDA budgeted in the 2020 budget	15%
Close accretive acquisitions for the Company	20%
Achieve health and safety targets - (Frequency with Leave / Lost Time Index below 3.5 and General frequency index below 11.0) based on reliable targets and consistent measure metrics	10%
Implement the succession plan	15%

The Compensation Committee approved a fixed remuneration of  €663 thousand for the Chief Executive Officer for 2020, a 2% increase versus 2019.

For 2020, the bonus measures for the remuneration of the Chief Executive Officer, will focus on four areas: financial targets, value creating growth/investments, health and safety and implementing the succession plan.

This approach is intended to provide a balanced assessment of how the business has performed over the course of the year against stated objectives. Targets are aligned with the annual plan and strategic and operational priorities for the year.

Total remuneration of the only executive director for a minimum, target and maximum performance in 2020 is presented in the chart below.

Assumptions made for each scenario are as follows:

◾	Minimum:	fixed remuneration plus portion of LTIP and one-off plans vesting in 2020
◾	Target:	fixed remuneration plus portion of LTIP and one-off plans vesting in 2020 plus half of maximum annual bonus
◾	Maximum:	fixed remuneration plus portion of LTIP and one-off plans vesting in 2020 plus maximum annual bonus

LTIP and one-off plan have been included for the amounts vesting in 2020, assuming a share price of $31.24 (February 26, 2020 share price).

Key Management Compensation for 2019

$ thousand	2019	2018
Short-term employee benefits	4,494.6	4,309.9
LTIP Awards	-	1,361.5
Post-employment benefits	-	-
Other long-term benefits	-	-
Termination benefits	-	-
Share-based payment	-	-
Total	4,494.6	5,671.4

Key management includes Directors, Chief Executive Officer, CFO and 5 key executives.

C.	Board Practices

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

Special Committee / Strategic Review Committee

On February 13, 2019, we announced that our board of directors had formed a strategic review committee with the purpose of evaluating a wide range of strategic alternatives available to us to optimize our value and to improve returns to shareholders. The role of the strategic review committee was subsumed by a special committee of the Board formed in September 2019.  Our Special Committee has been evaluating a number of strategic alternatives and its work continues.  Our Special Committee now comprises our five independent directors:

Name	Position
Daniel Villalba	Chairman
Jackson Robinson	Member
Andrea Brentan	Member
Robert Dove	Member
Francisco Jose Martinez	Member

The duties and functions of our Special Committee are to (a) investigate, study and evaluate the current strategy, business model and cost of capital for ourselves, our peers and other companies; (b) develop and present to the Board alternative strategies which may be available for execution by us to enhance shareholder value and, if considered necessary, improve our cost of capital; and (c) review, negotiate, and make recommendations to the Board as to whether or not to pursue, offers and proposed transactions that would result in a sale of Atlantica and any strategic alternative available to Atlantica .

D.	Employees

The following table shows the number of employees as of December 31, 2019, 2018 and 2017, on a consolidated basis:

	Year ended December 31,
Geography	2019	2018	2017
EMEA	50	53	56
North America	229	31	28
South America	43	37	15
Corporate	103	96	86
Total	425	217	185

The increase in the number of employees for the year ended December 31, 2019 as compared to the year ended December 31, 2018 is mainly due to the acquisition of ASI Operations, the company which provides O&M services for the Solana and Mojave plants, focused exclusively on providing personnel. With this acquisition, we reduced our dependence on Abengoa as an O&M supplier and  expect to achieve cost reductions.

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

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. It includes the sole or shared power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this annual report, including through the exercise of any option or other right and the vesting of restricted shares. These shares, however, are not included in the computation of the percentage ownership of any other person. The calculations of percentage ownership in the table below is based on 101,601,666 ordinary shares outstanding as of the date of this annual report.

Name	Ordinary Shares Beneficially Owned	Percentage
Directors and Officers
Daniel Villalba	60,000	-
Santiago Seage	20,000	-
Jackson Robinson	10,688	-
Robert Dove	11,079	-
Francisco J. Martinez	6,703	-
Ian Robertson	2,500	-
Andrea Brentan	1,300	-
All Directors and executive officers as group	112,270	-

5% Beneficial Owners
Algonquin (AY Holdco) B.V. (1)	44,942,065	44.2%
Morgan Stanley (2)	7,321,982	7.3%

(1)
This information is based solely on the Schedule 13D filed on June 3, 2019 by Algonquin Power & Utilities Corp., a corporation incorporated under the laws of Canada, Algonquin (AY Holdco) B.V., a corporation incorporated under the laws of the Netherlands, and AAGES (AY Holdings) B.V., a corporation incorporated under the laws of the Netherlands.

(2)
This information is based solely on the Schedule 13G filed on February 11, 2020 by Morgan Stanley, corporation incorporated under the laws of Delaware. The registered address of Morgan Stanley is 1585 Broadway New York, NY 10036.

We have one class of ordinary shares, and each holder of our ordinary shares is entitled to one vote per share.

As of the date of this annual report, 101,601,666 of our ordinary shares were outstanding. Because some of our ordinary shares are held by brokers and other nominees, the number of shares held by and the number of beneficial holders with addresses in the United States is not fully ascertainable. As of the date of this annual report, to the best of our knowledge, one of our shareholders of record was located in the United States and held in the aggregate 98,217,259 ordinary shares representing approximately 96.69% of our outstanding shares. However, the United States shareholders of record include Cede & Co., which, as nominee for The Depositary Trust Company, is the record holder of all such ordinary shares. Accordingly, we believe that the shares held by Cede & Co. include ordinary shares beneficially owned by both United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States.

B.	Related Party Transactions

Arrangements for Change in Control of the Company

On March 9, 2018, Algonquin completed an acquisition of a 25.0% stake in us from Abengoa with the option to acquire the remaining 16.5% stake. On November 27, 2018, Algonquin announced that they had completed the purchase of a 16.5% equity interest in Atlantica from Abengoa. Following this purchase, Abengoa no longer had an equity interest in Atlantica. On May 9, 2019, Algonquin, AAGES and the Company entered into the Enhanced Cooperation Agreement, and Algonquin and the Company entered into a subscription agreement pursuant to which, among other things, the Company agreed to permit Algonquin to acquire, and Algonquin agreed to purchase, 1,384,402 ordinary shares, representing approximately 1.4% of the issued and outstanding Ordinary Shares. On May 22, 2019, Algonquin announced that they had completed the purchase of the 1.4% stake. After giving effect to such purchase, Algonquin was the beneficial owner of 42,942,065 Ordinary Shares, representing approximately 42.3% of the issued and outstanding Ordinary Shares. On May 31, 2019, AAGES (AY Holdings) B.V. entered into an accelerated share purchase transaction with Morgan Stanley & Co. LLC, pursuant to which on the same date AAGES acquired 2,000,000 Ordinary Shares for a total price of $53,750,000. After giving effect to such purchase, as of the date of this report, Algonquin is the beneficial owner of 44,942,065 Ordinary Shares, representing approximately 44.2% of the issued and outstanding Ordinary Shares.

Agreements with Current Shareholders

We entered into the AAGES ROFO Agreement and Algonquin ROFO Agreement with AAGES and Algonquin, respectively. In addition, Algonquin, AAGES and the Company entered into the Enhanced Cooperation Agreement, and Algonquin and the Company entered into the Subscription Agreement.

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

On May 9, 2019, we signed a new enhanced collaboration agreement with Algonquin. Under this agreement, Atlantica had a right to acquire stakes or make investments in two Algonquin assets in the U.S., subject to the parties acting reasonably and in good faith agreeing price and terms of such transfers. Additionally, we agreed with Algonquin to analyze jointly during the next six months Algonquin’s contracted assets portfolio in the U.S. and Canada to identify assets where a drop down could add value for both parties, according to each company’s key metrics. This process is taking longer than initially expected and we cannot guarantee that we will be able to consummate the acquisition of stakes or investments following the agreement with Algonquin.

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

Furthermore, the Shareholders Agreement has been amended to allow Algonquin to increase its shareholding in Atlantica up to a 48.5% without any change in corporate governance. Algonquin’s voting rights and rights to appoint directors are still limited to a 41.5% and the additional shares will vote replicating non-Algonquin’s shareholders vote.

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
As of December 31, 2019, our dividend payout objective was 80%. This objective can be modified by our board of directors in the future.

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

Standstill

Algonquin will not acquire any of our voting securities which may result in AAGES and Algonquin holding in the aggregate more than 48.5% of the total voting rights. The exercise of subscription rights as part of the Shareholders Agreement (as amended by the Enhanced Cooperation Agreement) further provides that in any case AAGES and Algonquin cannot acquire 48.5% or more of our voting securities or otherwise acquire control over us.

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

AYES Shareholder Agreement

On May 24, 2019, Atlantica and Algonquin formed AYES Canada, a vehicle to channel co-investment opportunities in which Atlantica holds the majority of voting rights. AYES Canada’s first investment was in Amherst Island, a 75 MW wind plant in Canada owned by the project company Windlectric, Inc. (“Windlectric”). Atlantica invested $4.9 million and Algonquin invested $92.3 million, both through AYES Canada, which in turn invested those funds in Amherst Island Partnership , the holding company of Windlectric. Since Atlantica has control over AYES Canada under IFRS 10 “Consolidated Financial Statements”, its consolidated financial statements show a total investment in the Amherst Island project of $97.2 million, accounted for as “Investments carried under the equity method” (Note 7) and Algonquin’s portion of that investment of $92.3 million as “Non-controlling interest”. In addition, and under certain circumstances considered remote by both companies, Atlantica and Algonquin have options to convert shares of AYES Canada currently owned by Algonquin into Atlantica ordinary shares in exchange for a higher stake in the plant, subject to the provisions of the standstill and enhanced collaboration agreements with Algonquin.

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

C	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A	Consolidated Statements and Other Financial Information.

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

The table below included our historical quarterly dividends since the beginning of 2017:

Declared	Record	Payable	Amount (USD) per share
February 26, 2020	March 12, 2020	March 23, 2020	0.41
November 5, 2019	November 29, 2019	December 13, 2019	0.41
August 2, 2019	August 30, 2019	September 13, 2019	0.40
May 7, 2019	June 3, 2019	June 14, 2019	0.39
February 26, 2019	March 12, 2019	March 22, 2019	0.37
October 31, 2018	November 30, 2018	December 14, 2018	0.36
August 6, 2018	August 31, 2018	September 15, 2018	0.34
May 14, 2018	May 31, 2018	June 15, 2018	0.32
March 7, 2018	March 19, 2018	March 27, 2018	0.31
November 13, 2017	November 30, 2017	December 15, 2017	0.29
August 03, 2017	August 31, 2017	September 15, 2017	0.26
May 15, 2017	May 31, 2017	June 15, 2017	0.25
February 27, 2017	March 6, 2017	March 15, 2017	0.25

We declared our first quarterly dividend in November 2014 and paid it on December 15, 2014. In February 2016, taking into consideration the uncertainties resulting from the situation of Abengoa, the board of directors decided to postpone the decision whether to declare a dividend in respect of the fourth quarter of 2015 and in May 2016, our board of directors finally decided not to declare a dividend in respect of the fourth quarter of 2015. Recently, on February 26, 2020, our board of directors approved a dividend of $0.41 per share corresponding to the fourth quarter of 2019, which is expected to be paid on March 23, 2020.

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

Risks Regarding Our Cash Dividend Policy

We do not have a significant operating history as an independent company upon which to rely in evaluating whether we will have sufficient cash available for distribution and other sources of liquidity to allow us to pay dividends on our shares quarterly, annually or at all. There is no guarantee that we will pay quarterly cash dividends to our shareholders. We do not have a legal obligation to pay any dividend. While we currently intend to grow our business and increase our dividend per share over time, our cash dividend policy is subject to all the risks inherent in our business and may be changed at any time as a result of certain restrictions and uncertainties, including the following:

•
The amount of our quarterly cash available for distribution could be impacted by restrictions on cash distributions contained in our project-level financing arrangements, which require that our project-level subsidiaries comply with certain financial tests and covenants in order to make such cash distributions. Generally, these restrictions limit the frequency of permitted cash distributions to semi-annual or annual payments, and prohibit distributions unless specified debt service coverage ratios, historical and/or projected, are met. See the sub-sections entitled “—Project Level Financing” under the individual project descriptions in “Item 4.B—Business Overview—Our Operations.” When forecasting cash available for distribution and dividend payments we have aimed to take these restrictions into consideration, but we cannot guarantee future dividends. In addition, restrictions or delays on cash distributions could also happen if our project finance arrangements are under an event of default. On January 29, 2019, PG&E, the off-taker for Atlantica Yield with respect to the Mojave plant, filed for reorganization under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Northern District of California. This situation is causing and could continue to cause, among other consequences, restrictions to make cash distributions to the holding company. See “Item 3.D— Risk Factors. —Counterparties to our off-take agreements may not fulfill their obligations and, as our contracts expire, we may not be able to replace them with agreements on similar terms in light of increasing competition in the markets in which we operate”.

•
Additionally, indebtedness we have incurred under the Revolving Credit Facility, the Note Issuance Facility 2017, the Note Issuance Facility 2019 and, if closed, the 2020 Green Private Placement contain, among other covenants, certain financial incurrence and maintenance covenants, as applicable. See “Item 5.B—Liquidity and Capital Resources—Financing Arrangements.” In addition, we may incur debt in the future to acquire new projects, the terms of which will likely require commencement of commercial operations prior to our ability to receive cash distributions from such acquired projects. These agreements likely will contain financial tests and covenants that our subsidiaries must satisfy prior to making distributions. Should we or any of our project-level subsidiaries be unable to satisfy these covenants or if any of us are otherwise in default under such facilities, we may be unable to receive sufficient cash distributions to pay our stated quarterly cash dividends notwithstanding our stated cash dividend policy. See the “Project Level Financing” descriptions contained in “Item 4.B—Business Overview—Our Operations” for a description of such restrictions.

•
We and our board of directors have the authority to establish cash reserves for the prudent conduct of our business and for future cash dividends to our shareholders, and the establishment of or increase in those reserves could result in a reduction in cash dividends from levels we currently anticipate pursuant to our stated cash dividend policy. These reserves may account for the fact that our project-level cash flows may vary from year to year based on, among other things, changes in prices under off-take agreements, operational costs and other project contracts, compliance with the terms of project debt including debt repayment schedules, the transition to market or recontracted pricing following the expiration of off-take agreements, working capital requirements and the operating performance of the assets. Our board of directors may increase reserves to account for the seasonality that has historically existed in our assets’ cash flows and the variances in the pattern and frequency of distributions to us from our assets during the year. Furthermore, our board of directors may in the future increase reserves in light of the uncertainty associated with potential negative outcomes resulting from PG&E bankruptcy filing on January 29, 2019, which triggered a technical event of default under our Mojave project finance agreement in July 2019. If not cured or waived, an event of default in the project finance could result in debt acceleration and, if such amounts were not timely paid, the DOE could decide to foreclose on the asset. If not cured or waived, an event of default could also result in restrictions to make cash distributions from Mojave to the holding level. See “Item 3.D— Risk Factors—Counterparties to our off-take agreements may not fulfill their obligations and, as our contracts expire, we may not be able to replace them with agreements on similar terms in light of increasing competition in the markets in which we operate”.  Our board of directors may increase reserves in light of the uncertainty associated with Abengoa’s financial condition to account for potential costs that we may incur or limitations that may be imposed upon us as a result of cross-defaults under our Kaxu project financing arrangements.

•
We may lack sufficient cash to pay dividends to our shareholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors, including low availability, unexpected operating interruptions, legal liabilities, costs associated with governmental regulation, changes in governmental subsidies, delays in collections from our off-takers, changes in regulation, as well as increases in our operating and/or general and administrative expenses, principal and interest payments on our and our subsidiaries’ outstanding debt, income tax expenses, failure of Abengoa to comply with its obligations under the agreements in place, working capital requirements or anticipated cash needs at our project-level subsidiaries. See “Item 3.D—Risk Factors” for more information on the risks to which our business is subject.

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

Our Ability to Grow our Business and Dividend

We intend to grow our business primarily through the improvement of existing assets and the acquisition of mainly contracted power generation assets, electric transmission lines and other infrastructure assets, which, we believe will facilitate the growth of our cash available for distribution and enable us to increase our dividend per share over time. Our policy is to distribute a significant portion of our cash available for distribution as a dividend. However, the final determination of the amount of cash dividends to be paid to our shareholders will be made by our board of directors and will depend upon our financial condition, results of operations, cash flow, long-term prospects and any other matters that our board of directors deems relevant.

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

B.	Significant Changes

There have been no significant changes since the date of the Annual Consolidated Financial Statements included in this annual report.

ITEM 9	THE OFFER AND LISTING

A	Offering and Listing Details.

Our ordinary shares trade on the NASDAQ Global Select Market under the symbol “AY.”

B	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are traded on the NASDAQ Global Select Market under the symbol “AY.”

D.	Selling Shareholders

Not applicable.

E	Dilution

Not applicable.

F	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A	Share Capital

Not applicable.

B	Memorandum and Articles of Association

The information called for by this item has been reported previously in our Articles of Association on Form 6-K (File No. 001-36487), filed with the SEC on May 21, 2018 as exhibit 3.1 and is incorporated by reference into this annual report.

C	Material Contracts

See “Item 4.B—Business Overview,” “Item 5.B—Liquidity and Capital Resources—Financing Arrangements” and “Item 7.B—Related Party Transactions.”

D	Exchange Controls

See “Item 5.A—Operating Results—Factors Affecting Our Results of Operations—Regulation.”

E.	Taxation

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

This discussion assumes that Atlantica Yield is not, was not for its 2019 taxable year, and will not become a PFIC for U.S. federal income tax purposes, as discussed below under “—Passive foreign investment company rules.”

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

Subject to certain exceptions for short-term and hedged positions, dividends received by certain non-corporate U.S. Holders of shares generally will be subject to U.S. federal income taxation at rates lower than those applicable to other ordinary income if the dividends are “qualified dividend income.” Distributions received by a U.S. Holder on shares will be qualified dividend income if: (i) shares are readily tradable on an established securities market in the United States (such as NASDAQ Global Select Market, where our shares are listed) and (ii) Atlantica Yield was not, for the year prior to the year in which the dividends are paid, and is not, for the year in which the dividends are paid, a PFIC. As discussed below under “—Passive foreign investment company rules,” although there can be no assurance that Atlantica Yield will not be considered a PFIC for any taxable year, Atlantica Yield does not believe that it was a PFIC for its 2019 taxable year and does not expect to be a PFIC for its current taxable year or in the foreseeable future. Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at these favorable rates. Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by Atlantica Yield. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend.

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

Passive foreign investment company rules

If Atlantica Yield were a PFIC for any taxable year during which a U.S. Holder held shares, certain adverse U.S. federal income tax consequences may apply to the U.S. Holder. Atlantica Yield does not believe that it was a PFIC for its 2019 taxable year and does not expect to be a PFIC for its current taxable year or in the foreseeable future. However, PFIC status depends on the composition of a company’s income and assets and the fair market value of its assets (including, among others, less than 25% owned equity investments) from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Accordingly, there can be no assurance that Atlantica Yield will not be considered a PFIC for any taxable year.

A non-U.S. corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either: (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income. For purposes of the PFIC rules, “passive income” includes, among other things, certain foreign currency gains, certain rents and the excess of gains over losses from certain commodities transactions. Gains from commodities transactions, however, are generally excluded from the definition of passive income if such gains are active business gains from the sale of commodities and the foreign corporation’s commodities meet specified criteria. The law is unclear as to what constitutes “active business gains” and there are also other uncertainties regarding the criteria that commodities must meet. Accordingly, there can be no assurance that Atlantica Yield is not, was not for its 2019 taxable year, or will not become a PFIC or that changes in the management or ownership structure of Atlantica Yield or its assets, including as a result of any acquisitions pursuant to the ROFO agreements, will not impact the determination of Atlantica Yield’s PFIC status.

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

Foreign exchange risk

The main cash flows from our subsidiaries are cash collections arising from long-term contracts with clients and debt payments arising from project finance repayment. Given that financing of the projects is always denominated in the same currency in which the contract with the client is signed, a natural hedge exists for our main operations.

Our functional currency is the U.S. dollar, as most of our revenues and expenses are denominated or linked to U.S. dollars. All our companies located in North America, South America and Algeria have their PPAs, or concessional agreements, and financing contracts signed in, or indexed totally or partially to, U.S. dollars. Our solar power plants in Spain have their revenues and expenses denominated in euros, and Kaxu, our solar plant in South Africa, has its revenues and expenses denominated in South African rand.

Our strategy is to hedge cash distributions from our Spanish assets. We hedge the exchange rate for the distributions from our Spanish assets after deducting euro-denominated interest payments and euro-denominated general and administrative expenses. Through currency options, we have hedged 100% of our euro-denominated net exposure for the next 12 months and 75% of our euro-denominated net exposure for the following 12 months. We expect to continue with this hedging strategy on a rolling basis.

Although we hedge cash-flows in euros, fluctuations in the value of the euro in relation to the U.S. dollar may affect our operating results. In subsidiaries with functional currency other than the U.S. dollar, assets and liabilities are translated into U.S. dollars using end-of-period exchange rates. Revenue, expenses and cash flows are translated using average rates of exchange. Fluctuations in the value of the South African rand in relation to the U.S. dollar may also affect our operating results.

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

As a result, the notional amounts hedged as of December 31, 2019, contracted strikes and maturities, depending on the characteristics of the debt on which the interest rate risk is being hedged, are very diverse, including the following:

·	Project debt in euro: between 81% and 100% of the notional amount, maturities until 2030 and average guaranteed strike interest rates of between 0.89% and 4.87%

·	Project debt in U.S. dollars: between 70% and 100% of the notional amount, maturities until 2034 and average guaranteed strike interest rates of between 1.98% and 5.27%

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

In the event that EURIBOR and LIBOR had risen by 25 basis points as of December 31, 2019, with the rest of the variables remaining constant, the effect in the consolidated income statement would have been a loss of $2.7 million (a loss of $2.7 million in 2018 and a loss of $1.1 million in 2017) and an increase in hedging reserves of $27.6 million ($32.9 million in 2018 and $39.1 million in 2017). The increase in hedging reserves would be mainly due to an increase in the fair value of interest rate swaps designated as hedges.

Credit risk

On January 29, 2019, PG&E, the off-taker for Atlantica with respect to the Mojave plant, filed for reorganization under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Northern District of California. See “Item 3.D— Risk Factor— Counterparties to our off-take agreements may not fulfill their obligations and, as our contracts expire, we may not be able to replace them with agreements on similar terms in light of increasing competition in the markets in which we operate.”

Eskom’s credit rating has also weakened and is currently CCC+ from S&P, B3 from Moody’s and BB- from Fitch. Eskom is the off-taker of our Kaxu solar plant, a state-owned, limited liability company, wholly owned by the government of the Republic of South Africa. Eskom’s payment guarantees to our solar plant Kaxu are underwritten by the South African Department of Energy, under the terms of an implementation agreement. The credit ratings of the Republic of South Africa as of the date of this report are BB/Baa3/BB+ by S&P, Moody’s and Fitch, respectively.

In addition, the credit rating of Pemex has also weakened and is currenty BBB+ from S&P, Baa3 from Moody’s and BB+ from Fitch. We have been experiencing delays in collections in the last few months. Although we believe they are partially due to changes in personnel following the elections last year, we continue to monitor the situation closely.

Apart from these situations, we consider that in general we have limited credit risk with clients as revenues are derived from PPAs and other revenue contracted agreements with electric utilities and state-owned entities.

In addition, in 2019 we entered into a political risk insurance agreement with the Multinational Investment Guarantee Agency for Kaxu. The insurance provides protection for breach of contract up to $98.6 million in the event the South African Department of Energy does not comply with its obligations as guarantor. We have also increased coverage in our political risk insurance for our assets in Algeria with CESCE up to $38.2 million, including 2 years dividend coverage. These insurance policies do not cover credit risk.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15 (e) under the Exchange Act) as of December 31, 2019. There are inherent limitations to the effectiveness of any control system, including disclosure controls and procedures.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control—Integrated Framework (2013). Based on this assessment, management concluded that, as of December 31, 2019, its internal control over financial reporting was effective based on those criteria.

Our internal control over financial reporting as of December 31, 2019, has been audited by Ernst & Young S.L., an independent registered public accounting firm, as stated in their report which follows below.

Attestation Report of the Independent Registered Public Accounting Firm

The report of Ernst & Young , S.L., our Independent Registered Public Accounting Firm, on our internal control over financial reporting is included herein at page F-2 of our Annual Consolidated Financial Statements.

Changes in Internal Controls over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The following table provides information on the aggregate fees billed by our principal accountants, Ernst & Young , S.L. (“EY”) classified by type of service rendered in 2019:

	EY	Other Auditors	Total
	($ in thousands)
Audit Fees	1,293	61	1,354
Audit-Related Fees	481	-	481
Tax Fees	406	-	406
All Other Fees	271	-	271
Total	2,451	61	2,512

The following table provides information on the aggregate fees billed by our principal accountants, Deloitte, S.L., to Atlantica Yield, classified by type of service rendered in 2018:

	Deloitte	Other Auditors	Total
	($ in thousands)
Audit Fees	1,722	74	1,796
Audit-Related Fees	705	-	705
Tax Fees	-	-	-
All Other Fees	46	-	46
Total	2,473	74	2,547

“Audit Fees” are the aggregate fees billed for professional services in connection with the audit of our Annual Consolidated Financial Statements, quarterly reviews of our interim financial statements and statutory audits of our subsidiaries’ financial statements under the rules of England and Wales and the countries in which our subsidiaries are organized. The decrease in audit fees is mainly due to the change of external auditors in 2019.

“Audit-Related Fees” include fees charged for services that can only be provided by our auditor, such as consents and comfort letters of non-recurring transactions, assurance and related services that are reasonably related to the performance of the audit or review of our financial statements.  Fees paid during 2019 related to comfort letters and consents required for capital market transactions of our major shareholder are also included in this category. The Audit Committee approved all of the services provided by Ernst & Young S.L and by other member firms of EY.

“Tax Fees” include mainly fees charged for transfer pricing services and tax compliance services in our US subsidiaries.

“All Other Fees” comprises fees billed in relation to financial advisory and due diligence services and other services which cannot be comprised under other categories.

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

The Audit Committee approved all the services provided by  Ernst & Young S.L and by other member firms of EY.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On May 9, 2019, Algonquin, AAGES and the Company entered into the Enhanced Cooperation Agreement, and Algonquin and the Company entered into a subscription agreement pursuant to which, among other things, the Company agreed to permit Algonquin to acquire, and Algonquin agreed to purchase, 1,384,402 ordinary shares, representing approximately 1.4% of the issued and outstanding Ordinary Shares. On May 22, 2019, Algonquin announced that they had completed the purchase of the 1.4% stake. After giving effect to such purchase, Algonquin was the beneficial owner of 42,942,065 Ordinary Shares, representing approximately 42.3% of the issued and outstanding Ordinary Shares. On May 31, 2019, AAGES (AY Holdings) B.V. entered into an accelerated share purchase transaction with Morgan Stanley & Co. LLC, pursuant to which on the same date AAGES acquired 2,000,000 Ordinary Shares for a total price of $53,750,000. After giving effect to such purchase, as of the date of this report, Algonquin is the beneficial owner of 44,942,065 Ordinary Shares, representing approximately 44.2% of the issued and outstanding Ordinary Shares.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On May 21, 2018, we announced that the Annual General Meeting of Shareholders of the Company, held on May 11, 2018, voted to appoint Ernst & Young LLP and Ernst & Young, S.L. (collectively, “EY”) to be our independent registered public accounting firm for up to four years starting on January 1, 2019.

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

Under U.S. federal securities laws and NASDAQ rules we are a “foreign private issuer.” Under NASDAQ Stock Market Rule 5615(a)(3), a foreign private issuer may follow home country corporate governance practices instead of certain of NASDAQ’s requirements, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. In addition, a foreign private issuer that elects to follow a home country practice instead of NASDAQ’s requirements must submit to NASDAQ a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.

As a foreign private issuer and as a UK company, we are not required to and we do not have: (i) a nominating/corporate governance committee composed entirely of independent directors and (ii) a compensation committee composed entirely of independent directors or (iii) an annual performance evaluation of the nominating/corporate governance and compensation committees. These exemptions do not modify the independence requirements for the audit committee, and we currently comply with the requirements of the Sarbanes-Oxley Act and the NASDAQ rules with respect to the audit committee.

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

4.7	Credit and Guaranty Agreement dated May 10, 2018 (incorporated by reference from Exhibit 99.1 from Atlantica Yield plc’s Form 6-K filed with the SEC on September 5, 2018– SEC File No. 001-36487)
4.8
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

4.9
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

4.10
Registration Rights Agreement dated March 28, 2017 among Atlantica Yield plc, Abengoa S.A., ACIL Luxco1 S.A. and GLAS Trust Corporation Limited as security agent (incorporated by reference from Exhibit 4.12 from Atlantica Yield plc’s Form 6-K filed with the SEC on April 12, 2017 – SEC File No. 001-36487).

4.11
Shareholder’s Agreement dated March 5, 2018 among Atlantica Yield, AAGES and Algonquin Power & Utilities Corp. (incorporated by reference from Exhibit 4.13 from Atlantica Yield plc’s Form 6-K filed with the SEC on March 12, 2018– SEC File No. 001-36487)

4.12
First Amendment and Joinder to Credit and Guaranty Agreement, dated January 24, 2019 (incorporated by reference from Exhibit 4.14 from Atlantica Yield plc’s Form 20-F filed with the SEC on February 28, 2019 – SEC File No. 001-36487)

4.13
Right of First Offering Agreement dated March 5, 2018 between Atlantica Yield and Algonquin Power and Utilities Corp. (incorporated by reference from Exhibit 4.15 from Atlantica Yield plc’s Form 6-K filed with the SEC on March 12, 2018– SEC File No. 001-36487)

4.14
The Note Issuance Facility, dated April 30, 2019, among Atlantica Yield plc, the guarantors named therein, FSS Trustee Corporation, as trustee, Lucid Agency Services, as agent, and a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder

4.15
Second Amendment to Credit and Guaranty Agreement, dated August 2, 2019 (incorporated by reference from Exhibit 4.18 from Atlantica Yield plc’s Form 6-K filed with the SEC on November 7, 2019 – SEC File No. 001-36487)

4.16
Enhanced Cooperation Agreement, dated May 9, 2019, by and among Algonquin Power & Utilities, Corp., Atlantica Yield plc and Abengoa-Algonquin Global Energy Solutions B.V. (incorporated by reference from Exhibit 99.1 from Atlantica Yield plc’s Form 6-K filed with the SEC on August 7, 2019 – SEC File No. 001-36487)

4.17
Subscription Agreement, dated May 9, 2019, by and between Algonquin Power & Utilities, Corp. and Atlantica Yield plc (incorporated by reference from Exhibit 99.2 from Atlantica Yield plc’s Form 6-K filed with the SEC on August 7, 2019 – SEC File No. 001-36487)

4.18
AYES Shareholder Agreement, dated May 24, 2019, by and among Algonquin Power & Utilities, Corp., Atlantica Yield plc and Atlantica Yield Energy Solutions Canada Inc. (incorporated by reference from Exhibit 99.3 from Atlantica Yield plc’s Form 6-K filed with the SEC on August 7, 2019 – SEC File No. 001-36487)

4.19	Third Amendment to Credit and Guaranty Agreement, dated December 17, 2019
8.1	Subsidiaries of Atlantica Yield plc.
12.1	Certification of Santiago Seage, Chief Executive Officer of Atlantica Yield plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Francisco Martinez-Davis, Chief Financial Officer of Atlantica Yield plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of EY
15.2	Consent of Deloitte
15.3	Consent from Deloitte Algeria S.a.r.l.
99.1	Financial Statements of Myah Bahr Honaine S.p.a as of December 31, 2019 and for the year ended December 31, 2019, 2018 and 2017.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: February 27, 2020

ATLANTICA YIELD PLC

By:	/s/ Santiago Seage
	Name:	Santiago Seage
	Title:	Chief Executive Officer

ATLANTICA YIELD PLC

By:	/s/ Francisco Martinez-Davis
	Name:	Francisco Martinez-Davis
	Title:	Chief Financial Officer

ATLANTICA YIELD PLC
INDEX TO FINANCIAL STATEMENTS

Annual Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Report of Ernst and Young, S.L.	F-5
Report of Deloitte, S.L.	F-6
Consolidated statements of financial position as of December 31, 2019 and 2018	F-7
Consolidated income statements for the years ended December 31, 2019, 2018 and 2017	F-9
Consolidated financial statements of comprehensive income for the years ended December 31, 2019, 2018 and 2017	F-10
Consolidated statements of changes in equity for the years ended December 31, 2019, 2018 and 2017	F-11
Consolidated cash flow statements for the years ended December 31, 2019, 2018 and 2017	F-14
Notes to the annual consolidated financial statements	F-15
Appendix I: Entities included in the Group as subsidiaries as of December 31, 2019 and 2018	F-57
Appendix II: Investments recorded under the equity method as of December 31, 2019	F-61
Appendix III-1 and Appendix III-2: Projects subject to the application of IFRIC 12 interpretation based on the concession of services as of December 31, 2019 and 2018	F-63
Appendix IV: Additional Information of Subsidiaries including material Non-controlling interest as of December 31, 2019	F-80
Appendix V (Schedule I): Condensed Financial Statements of Atlantica Yield plc	F-82

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Atlantica Yield plc:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Atlantica Yield plc (the “Company”) as of December 31, 2019, the related consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flows statement, for the year ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 26, 2020 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recoverability assessment of contracted concessional assets

Description of the Matter
At December 31, 2019, the Company’s revenues, totaling $1,011 million, were derived exclusively from its assets across a different range of geographies. The most significant assets and technologies of the Company are renewable energy, efficient natural gas, transmission lines and water assets. As described in Note 2.3 to the consolidated financial statements, these assets are referred to as “contracted concessional assets” which are classified mostly, as intangible assets or as financial assets, depending on the nature of the payment entitlements established in the agreement. Revenue derived from the Company’s contracted concessional assets are governed by power purchase agreements (PPAs) with the Company’s customers, known as “off-takers” or by regulation.

As indicated in Note 2.5 to the consolidated financial statements, the Company reviews its contracted concessional assets for impairment indicators whenever events or changes in circumstances (“triggering events”) indicate that the carrying amounts of the assets or group of assets may not be recoverable. In addition, as indicated in Note 6, the company updated Solana impairment test confirming the conclusions reached in the triggering event analysis.

Auditing the Company’s recoverability assessment related to the contracted concessional assets involves significant judgment in determining whether a triggering event occurred and, if an event did occur, in the assumptions used by management in the determination if an impairment should be recorded. The main inputs considered when evaluating the triggering events include the performance of the plants in relation to external conditions such as weather and technology changes, as well as legal and tax changes and financial conditions, among others. Significant assumptions used for the update of the impairment calculation of Solana, include, discount rates and projections considering real data based on energy generation.

How We Addressed the Matter in Our Audit
We obtained an understanding of the Company’s process related to the recoverability assessment of the Company’s contracted concessional assets. We evaluated the design and the operating effectiveness of the controls for identifying and evaluating potential impairment indicators or triggering events.

To test the Company’s impairment indicators identified for all contracted concessional assets, our audit procedures included, among others, validating the inputs and assumptions used by management by comparing actual energy generated versus budget, obtaining updates on regulatory matters on all significant locations and evaluating the financial situation of the off-takers.

In relation to the Solana US plant, in which the company updated the impairment test to confirm the conclusions reached within the triggering event analysis, we evaluated the design and operating effectiveness of controls over the significant assumptions updated in current year impairment test, mainly the production and the discount rate.

As a part of our testing procedures, we assessed the appropriateness of the main inputs included in the updated impairment test, mainly by evaluating the consistency of the actual incomes and costs versus budget for the year 2019, as well as the estimations related to the future energy generation. For the discount rate, we involved our specialists to assist us in recalculating and developing a range of discount rates, which we compared to those used by the Company. Finally, we developed an independent sensitivity analysis through the performance of various stress tests on the primary assumptions used by management, including energy generation and discount rates used in the model.

/s/ ERNST & YOUNG, S.L.
We have served as the Company’s auditor since 2019
Madrid, Spain
February 26, 2020

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Atlantica Yield plc:

Opinion on Internal Control over Financial Reporting

We have audited Atlantica Yield plc’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Atlantica Yield plc (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2019 consolidated financial statements of the Company and our report dated February 26, 2020, expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control Over Financial Reporting section

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

/s/ ERNST & YOUNG, S.L.
Madrid, Spain
February 26, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Atlantica Yield plc:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Atlantica Yield plc and subsidiaries (the "Company") as of December 31, 2018, and the related consolidated income statements, the consolidated statements of comprehensive income, the consolidated statements of changes in equity and the consolidated cash flow statements for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ Deloitte, S.L.

Madrid, Spain

February 26, 2019

We began serving as the Company’s auditor in 2014. In 2019, we became the predecessor auditor.

Consolidated statements of financial position as of December 31, 2019 and 2018

Amounts in thousands of U.S. dollars

		As of December 31,
	Note (1)	2019	2018
Assets
Non-current assets
Contracted concessional assets	6	8,161,129	8,549,181
Investments carried under the equity method	7	139,925	53,419
Other receivables accounts	8	88,405	41,099
Derivative assets	8&9	3,182	11,571
Financial investments	8	91,587	52,670
Deferred tax assets	18	147,966	136,066

Total non-current assets		8,540,607	8,791,336

Current assets
Inventories		20,268	18,924
Trade receivables	11	242,008	163,856
Credits and other receivables	11	75,560	72,539
Trade and other receivables	8&11	317,568	236,395
Financial investments	8	218,577	240,834
Cash and cash equivalents	8&12	562,795	631,542

Total current assets		1,119,208	1,127,695

Total assets		9,659,815	9,919,031

(1)	Notes 1 to 23 are an integral part of the consolidated financial statements

Consolidated statements of financial position as of December 31, 2019 and 2018

Amounts in thousands of U.S. dollars

		As of December 31,
	Note (1)	2019	2018
Equity and liabilities
Equity attributable to the Company
Share capital	13	10,160	10,022
Parent company reserves	13	1,900,800	2,029,940
Other reserves		73,797	95,011
Accumulated currency translation differences		(90,824)	(68,315)
Retained earnings	13	(385,457)	(449,274)
Non-controlling interest	13	206,380	138,728

Total equity		1,714,856	1,756,112

Non-current liabilities
Long-term corporate debt	14	695,085	415,168
Borrowings		3,351,780	4,081,093
Notes and bonds		718,129	745,566
Long-term project debt	15	4,069,909	4,826,659
Grants and other liabilities	16	1,641,752	1,658,126
Related parties	10	17,115	33,675
Derivative liabilities	9	298,744	279,152
Deferred tax liabilities	18	248,996	211,000

Total non-current liabilities		6,971,601	7,423,780

Current liabilities
Short-term corporate debt	14	28,706	268,905
Borrowings		754,135	233,214
Notes and bonds		28,304	31,241
Short-term project debt	15	782,439	264,455
Trade payables and other current liabilities	17	128,062	192,033
Income and other tax payables		34,151	13,746

Total current liabilities		973,358	739,139

Total equity and liabilities		9,659,815	9,919,031

(1)	Notes 1 to 23 are an integral part of the consolidated financial statements

Consolidated income statements for the years ended December 31, 2019, 2018 and 2017

Amounts in thousands of U.S. dollars

	Note (1)	For the year ended December 31,
		2019	2018	2017
Revenue	4	1,011,452	1,043,822	1,008,381
Other operating income	20	93,774	132,557	80,844
Employee benefit expenses		(32,246)	(15,130)	(18,854)
Depreciation, amortization, and impairment charges	6	(310,755)	(362,697)	(310,960)
Other operating expenses	20	(261,776)	(310,642)	(301,444)

Operating profit		500,449	487,910	457,967

Financial income	21	4,121	36,444	1,007
Financial expense	21	(407,990)	(425,019)	(463,717)
Net exchange differences		2,674	1,597	(4,092)
Other financial income/(expense), net	21	(1,153)	(8,235)	18,434

Financial expense, net		(402,348)	(395,213)	(448,368)

Share of profit/(loss) of associates carried under the equity method	7	7,457	5,231	5,351

Profit/(loss) before income tax		105,558	97,928	14,950

Income tax	18	(30,950)	(42,659)	(119,837)

Profit/(loss) for the year		74,608	55,269	(104,887)

Loss/(profit) attributable to non-controlling interests		(12,473)	(13,673)	(6,917)

Profit/(loss) for the year attributable to the Company		62,135	41,596	(111,804)

Weighted average number of ordinary shares outstanding (thousands)	22	101,063	100,217	100,217

Basic and diluted earnings per share (U.S. dollar per share)	22	0.61	0.42	(1.12)

(1)	Notes 1 to 23 are an integral part of the consolidated financial statements

Consolidated statements of comprehensive income for the years ended December 31, 2019, 2018 and 2017

Amounts in thousands of U.S. dollars

		For the year ended December 31,
	Note (1)	2019	2018	2017
Profit/(loss) for the year		74,608	55,269	(104,887)
Items that may be subject to transfer to income statement
Change in fair value of cash flow hedges		(81,713)	(40,220)	(28,535)
Currency translation differences		(22,284)	(57,628)	121,924
Tax effect		20,088	6,195	4,426

Net income/(expenses) recognized directly in equity		(83,909)	(91,653)	97,815

Cash flow hedges	9	55,765	67,519	70,953
Tax effect		(13,941)	(16,880)	(17,738)

Transfers to income statement		41,824	50,639	53,215

Other comprehensive income/(loss)		(42,085)	(41,014)	151,030

Total comprehensive income/(loss) for the year		32,523	14,255	46,143

Total comprehensive (income)/loss attributable to non-controlling interest		(12,429)	(11,954)	(14,773)

Total comprehensive income/(loss) attributable to the Company		20,094	2,301	31,370

(1)	Notes 1 to 23 are an integral part of the consolidated financial statements

Consolidated statements of changes in equity for the years ended December 31, 2019, 2018 and 2017

Amounts in thousands of U.S. dollars

	Share Capital	Parent company reserves	Other reserves	Retained earnings	Accumulated currency translation differences	Total equity attributable to the Company	Non- controlling interest	Total equity
Balance as of January 1, 2017	10,022	2,268,457	52,797	(365,410)	(133,150)	1,832,716	126,395	1,959,111

Profit/(loss) for the year after taxes	-	-	-	(111,804)	-	(111,804)	6,917	(104,887)
Change in fair value of cash flow hedges	-	-	41,242	-	-	41,242	1,176	42,418
Currency translation differences	-	-	-	-	115,003	115,003	6,921	121,924
Tax effect	-	-	(13,071)	-	-	(13,071)	(241)	(13,312)
Other comprehensive income	-	-	28,171	-	115,003	143,174	7,856	151,030

Total comprehensive income	-	-	28,171	(111,804)	115,003	31,370	14,773	46,143

Dividend distribution	-	(105,228)	-	-	-	(105,228)	(4,573)	(109,801)

Balance as of December 31, 2017	10,022	2,163,229	80,968	(477,214)	(18,147)	1,758,858	136,595	1,895,453

	Share Capital	Parent company reserves	Other reserves	Retained earnings	Accumulated currency translation differences	Total equity attributable to the Company	Non- controlling interest	Total equity
Balance as of December 31, 2017	10,022	2,163,229	80,968	(477,214)	(18,147)	1,758,858	136,595	1,895,453

Application of new accounting standards (Effective January 1,2018)	-	-	1,326	(11,812)	-	(10,486)	-	(10,486)

Balance as of January 1, 2018	10,022	2,163,229	82,294	(489,026)	(18,147)	1,748,372	136,595	1,884,967

Profit/(loss) for the year after taxes	-	-	-	41,596	-	41,596	13,673	55,269
Change in fair value of cash flow hedges	-	-	21,474	(236)	-	21,238	6,061	27,299
Currency translation differences	-	-	-	-	(50,168)	(50,168)	(7,460)	(57,628)
Tax effect	-	-	(8,757)	(1,608)	-	(10,365)	(320)	(10,685)
Other comprehensive income	-	-	12,717	(1,844)	(50,168)	(39,295)	(1,719)	(41,014)

Total comprehensive income	-	-	12,717	39,752	(50,168)	2,301	11,954	14,255

Dividend distribution	-	(133,289)	-	-	-	(133,289)	(9,821)	(143,110)

Balance as of December 31, 2018	10,022	2,029,940	95,011	(449,274)	(68,315)	1,617,384	138,728	1,756,112

	Share Capital	Parent company reserves	Other reserves	Retained earnings	Accumulated currency translation differences	Total equity attributable to the Company	Non- controlling interest	Total equity
Balance as of January 1, 2019	10,022	2,029,940	95,011	(449,274)	(68,315)	1,617,384	138,728	1,756,112

Profit/(loss) for the year after taxes	-	-	-	62,135	-	62,135	12,473	74,608
Change in fair value of cash flow hedges	-	-	(27,947)	1,682	-	(26,265)	317	(25,948)
Currency translation differences	-	-	-	-	(22,509)	(22,509)	225	(22,284)
Tax effect	-	-	6,733	-	-	6,733	(586)	6,147
Other comprehensive income	-	-	(21,214)	1,682	(22,509)	(42,041)	(44)	(42,085)

Total comprehensive income	-	-	(21,214)	63,817	(22,509)	20,094	12,429	32,523

Capital reduction	-	-	-	-	-	-	(2,688)	(2,688)

Capital increase (Note 13)	138	29,862	-	-	-	30,000	-	30,000

Changes in the scope of consolidation (Note 5)	-	-	-	-	-	-	92,303	92,303

Dividend distribution	-	(159,002)	-	-	-	(159,002)	(34,392)	(193,394)

Balance as of December 31, 2019	10,160	1,900,800	73,797	(385,457)	(90,824)	1,508,476	206,380	1,714,856

Notes 1 to 23 are an integral part of the consolidated financial statements

Consolidated cash flow statements for the years ended December 31, 2019, 2018 and 2017

Amounts in thousands of U.S. dollars

		For the year ended
	Note (1)	2019	2018	2017
I. Profit/(loss) for the year		$74,608	$55,269	$(104,887)
Non-monetary adjustments
Depreciation, amortization and impairment charges	6	310,755	362,697	310,960
Financial (income)/expenses		405,634	396,411	443,517
Fair value (gains)/losses on derivative financial instruments		(613)	399	759
Shares of (profits)/losses from associates		(7,457)	(5,231)	(5,351)
Income tax	18	30,950	42,659	119,837
Changes in consolidation and other non-monetary items		(37,432)	(99,280)	(20,882)

II. Profit for the year adjusted by non monetary items		$776,445	$752,924	$743,953

Variations in working capital
Inventories		(1,343)	(1,991)	(2,548)
Trade and other receivables		(71,505)	5,564	(23,799)
Trade payables and other current liabilities		(36,533)	(4,898)	22,474
Financial investments and other current assets/liabilities		(3,970)	(17,019)	(4,924)

III. Variations in working capital		$(113,351)	$(18,344)	$(8,797)

Income tax received/(paid)		(23)	(12,525)	(4,779)
Interest received		10,135	6,726	4,139
Interest paid		(309,625)	(327,738)	(348,893)

A. Net cash provided by/(used in) operating activities		$363,581	$401,043	$385,623

Investments in entities under the equity method		30,443	4,432	3,003
Investments in contracted concessional assets*		22,009	68,048	30,058
Other non-current assets/liabilities		2,703	(16,668)	8,183
(Acquisitions)/sales of subsidiaries and other financial instruments		(173,366)	(70,672)	30,124

B. Net cash (used in)/provided by investing activities		$(118,211)	$(14,860)	$71,368

Proceeds from Project & Corporate debt	14&15	358,826	123,767	296,398
Repayment of Project & Corporate debt	14&15	(603,070)	(385,964)	(613,242)
Dividends paid to Company´s shareholders		(159,002)	(133,289)	(94,845)
Dividends paid to Non-controlling interests		(29,239)	(9,745)	(4,638)
Non-controlling interests capital contribution		92,303	-	-
Capital increase		30,000	-	-

C. Net cash provided by/(used in) financing activities		$(310,182)	$(405,231)	$(416,327)

Net increase/(decrease) in cash and cash equivalents		$(64,812)	$(19,048)	$40,664

Cash and cash equivalents at beginning of the year	12	631,542	669,387	594,811
Translation differences cash and cash equivalents		(3,935)	(18,797)	33,912
Cash and cash equivalents at the end of the year	12	$562,795	$631,542	$669,387

*	Includes proceeds for $22.2 million, $72.6 million and $42.5 million in 2019, 2018 and 2017 respectively (Note 6).
(1)	Notes 1 to 23 are an integral part of the consolidated financial statements

Contents

Note 1.- Nature of the business	F-11

Note 2.- Significant accounting policies	F-14

Note 3.- Financial risk management	F-25

Note 4.- Financial information by segment	F-24

Note 5.- Changes in the scope of the consolidated financial statements	F-29

Note 6.- Contracted concessional assets	F-31

Note 7.- Investments carried under the equity method	F-34

Note 8.- Financial instruments by category	F-35

Note 9.- Derivative financial instruments	F-36

Note 10.- Related parties	F-38

Note 11.- Clients and other receivables	F-39

Note 12.- Cash and cash equivalents	F-39

Note 13.- Equity	F-40

Note 14.- Corporate debt	F-40

Note 15.- Project debt	F-42

Note 16.- Grants and other liabilities	F-44

Note 17.-Trade payables and other current liabilities	F-45

Note 18.- Income tax	F-45

Note 19.- Commitments, third-party guarantees, contingent assets and liabilities	F-48

Note 20.- Other operating income and expenses	F-49

Note 21.- Financial income and expenses	F-50

Note 22.- Earnings per share	F-51

Note 23.- Other information	F-51

Appendices(1)	F-52

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

Atlantica is a sustainable total return infrastructure company that owns, manages and acquires renewable energy, efficient natural gas, electric transmission lines and water assets focused on North America (the United States, Mexico and Canada), South America (Peru, Chile and Uruguay) and EMEA (Spain, Algeria and South Africa).

Atlantica’s shares began trading on the NASDAQ Global Select Market under the symbol “ABY” on June 13, 2014. The symbol changed to “AY” on November 11, 2017.

On March 9, 2018 and on November 27, 2018, Algonquin Power & Utilities (“Algonquin”) announced that it completed the acquisition from Abengoa S.A, (“Abengoa”) of a 25% and 16.47% equity interest in Atlantica, respectively. Algonquin is the largest shareholder of the Company and currently owns a 44.2% stake in Atlantica. Algonquin’s shareholding in Atlantica may be increased up to a 48.5% without any change in corporate governance. Algonquin’s voting rights and rights to appoint directors are limited to a 41.5% and the additional 7% would vote replicating non-Algonquin’s shareholders vote. Algonquin does not consolidate the Company in its consolidated financial statements.

During 2018, the Company closed the following acquisitions: a 100% stake in a 4 MW hydroelectric power plant in Peru (“Mini-Hydro”), a 5% stake in a natural gas transportation in Mexico (Pemex Transportation System or “PTS”), a 100% stake in a 50 MW on-shore wind plant in Uruguay (“Melowind”), a 66kV transmission line in operation in Chile (“Chile TL3”) and a transmission line in Peru, which is an expansion of ATN (“ATN Expansion 1”).

In January 2019, the Company entered into an agreement with Abengoa under the Abengoa ROFO Agreement for the acquisition of Befesa Agua Tenes, a holding company which owns a 51% stake in Tenes, a water desalination plant in Algeria, similar in several aspects to Skikda and Honaine plants. The price agreed for the equity value was $24.5 million, of which $19.9 million were paid in January 2019 as an advanced payment. Closing of the acquisition was subject to conditions precedent, including approval by the Algerian administration. The conditions precedent set forth in the share purchase agreement were not fulfilled as of September 30, 2019. Therefore, in accordance with the terms of the share purchase agreement the advanced payment has been converted into a secured loan to be reimbursed by Befesa Agua Tenes, together with 12% per annum interest, through a full cash-sweep of all the dividends generated to be received from the asset. These dividends would be guaranteed by a right of usufruct over the economic rights and certain political rights and a pledge over the shares of Befesa Agua Tenes, granted by Abengoa to the Company. The share purchase agreement requires that the repayment occurs no later than September 30, 2031. In October 2019 the Company received a first payment of $7.8 million through the cash sweep mechanism.

On April 15, 2019, the Company entered into an agreement to acquire a 30% stake in Monterrey, a 142 MW gas-fired engine facility including 130 MW installed capacity and 12 MW battery capacity (“Monterrey”). The acquisition was closed on August 2, 2019, after conditions precedent were fulfilled, and the Company paid $42 million for the total investment. The asset, located in Mexico, has been in operation since 2018 and represents the first investment in electric batteries for the Company. It has a U.S. dollar-denominated 20-year PPA with two international large corporations engaged in the car manufacturing industry as well as a 20-year contract for the natural gas transportation with a U.S. energy company. The PPA also includes price escalation factors. The asset is the sole electricity supplier for the off-takers, it has no commodity risk and also has the possibility to sell excess energy to the North-East region of the country.  The Company also entered into a ROFO agreement with the seller of the shares for the remaining 70% stake in the asset.

On May 9, 2019, the Company entered into a partnership agreement with Algonquin, investing $4.9 million in the equity of a wind farm, Amherst Island, with a 75 MW installed capacity, owned and operated by Algonquin in Canada.

On August 2, 2019, the Company closed the acquisition of ASI Operations LLC (“ASI Ops”), the company that performs the operation and maintenance services to Solana and Mojave plants. The consideration paid was $6 million.

On October 22, 2019, the Company closed the acquisition of ATN Expansion 2 from Enel Green Power Perú, for a total equity investment of approximately $20 million, controlling the asset from this date. Transfer of the concession agreement is pending authorization from the Ministry of Energy in Peru. If this authorization were not to be obtained within an eight-month period from the acquisition date, the transaction would be reversed with no penalties to Atlantica. Enel Green Power Perú issued a bank guarantee to face this potential repayment obligation to Atlantica.

The following table provides an overview of the main concessional assets the Company owned or had an interest in as of December 31, 2019:

Assets	Type	Ownership	Location	Currency(8)	Capacity (Gross)	Counterparty Credit Ratings(9)	COD*	Contract Years Left(13)

Solana	Renewable (Solar)	100% Class B(1)	Arizona (USA)	USD	280 MW	A-/A2/A-	2013	24

Mojave	Renewable (Solar)	100%	California (USA)	USD	280 MW	D/WR/WD	2014	20

Solaben 2 & 3	Renewable (Solar)	70%(2)	Spain	Euro	2x50 MW	A/Baa1/A-	2012	18/17

Solacor 1 & 2	Renewable (Solar)	87%(3)	Spain	Euro	2x50 MW	A/Baa1/A-	2012	17/17

PS10/PS20	Renewable (Solar)	100%	Spain	Euro	31 MW	A/Baa1/A-	2007& 2009	12/14

Helioenergy 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A/Baa1/A-	2011	17/17

Helios 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A/Baa1/A-	2012	18/18

Solnova 1, 3 & 4	Renewable (Solar)	100%	Spain	Euro	3x50 MW	A/Baa1/A-	2010	15/15/16

Solaben 1 & 6	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A/Baa1/A-	2013	19/19

Kaxu	Renewable (Solar)	51%(4)	South Africa	Rand	100 MW	BB/Baa3/ BB+(10)	2015	15

Palmatir	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB/Baa2/BBB-(11)	2014	14

Cadonal	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB/Baa2/BBB-(11)	2014	15

ACT	Efficient natural gas	100%	Mexico	USD	300 MW	BBB+/ Baa3/BB+	2013	13

Monterrey	Efficient natural gas	30%	Mexico	USD	142 MW	Not rated	2018	19

ATN (12)	Transmission line	100%	Peru	USD	379 miles	BBB+/A3/BBB+	2011	21

ATS	Transmission line	100%	Peru	USD	569 miles	BBB+/A3/BBB+	2014	24

ATN 2	Transmission line	100%	Peru	USD	81 miles	Not rated	2015	13

Quadra 1	Transmission line	100%	Chile	USD	49 miles	Not rated	2014	15

Quadra 2	Transmission line	100%	Chile	USD	32 miles	Not rated	2014	15

Palmucho	Transmission line	100%	Chile	USD	6 miles	BBB+/Baa2/ BBB+	2007	18

Chile TL3	Transmission line	100%	Chile	USD	50 miles	A+/A1/A	1993	Regulated

Skikda	Water	34.2%(5)	Algeria	USD	3.5 M ft3/day	Not rated	2009	14

Honaine	Water	25.5%(6)	Algeria	USD	7 M ft3/ day	Not rated	2012	18

Seville PV	Renewable (Solar)	80%(7)	Spain	Euro	1 MW	A/Baa1/A-	2006	16

Melowind	Renewable (Wind)	100%	Uruguay	USD	50MW	BBB/Baa2/BBB-	2015	16

Mini-Hydro	Renewable (Hydraulic)	100%	Peru	USD	4 MW	BBB+/A3/BBB+	2012	13

(1)
On September 30, 2013, Liberty Interactive Corporation agreed to invest $300 million in Class A shares of ASO Holdings Company LLC, the holding company of Solana, in exchange for a share of the dividends and the taxable losses generated by Solana.

(2)	Itochu Corporation, a Japanese trading company, holds 30% of the shares in each of Solaben 2 and Solaben 3.

(3)	JGC, a Japanese engineering company, holds 13% of the shares in each of Solacor 1 and Solacor 2.

(4)	Kaxu is owned by the Company (51%), Industrial Development Corporation of South Africa (29%) and Kaxu Community Trust (20%).

(5)	Algerian Energy Company, SPA owns 49% of Skikda and Sacyr Agua, S.L. owns the remaining 16.83%.

(6)	Algerian Energy Company, SPA owns 49% of Honaine and Sacyr Agua, S.L. owns the remaining 25.5%.

(7)	Instituto para la Diversificación y Ahorro de la Energía (“Idae”), a Spanish state owned company, holds 20% of the shares in Seville PV.

(8)	Certain contracts denominated in U.S. dollars are payable in local currency.

(9)	Reflects the counterparty’s credit ratings issued by Standard & Poor’s Ratings Services, or S&P, Moody’s Investors Service Inc., or Moody’s, and Fitch Ratings Ltd, or Fitch.

(10)	Refers to the credit rating of the Republic of South Africa. The off-taker is Eskom, which is a state-owned utility company in South Africa.

(11)	Refers to the credit rating of Uruguay, as UTE (Administración Nacional de Usinas y Transmisoras Eléctricas) is unrated.

(12)	Including the acquisition of ATN Expansion 1 & 2.

(13)	As of December 31, 2019.

(*)	Commercial Operation Date.

The project financing arrangement of Kaxu contains cross-default provisions related to Abengoa such that debt defaults by Abengoa, subject to certain threshold amounts and/or a restructuring process, could trigger a default under the Kaxu project financing arrangement. In March 2017, Atlantica obtained a waiver in its Kaxu project financing arrangement which waives any potential cross-defaults with Abengoa up to that date, but it does not cover potential future cross-default events. As of December 31, 2019, the Company is not aware of the existence of any cross-default events with Abengoa.

These consolidated financial statements were approved by the Board of Directors of the Company on February 26, 2020.

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

Application of new accounting standards

a)	Standards, interpretations and amendments effective from January 1, 2019 under IFRS-IASB, applied by the Company in the preparation of these consolidated financial statements:

-
IFRS 9 (Amendments to IFRS 9): Prepayment Features with Negative Compensation. This Standard is applicable for annual periods beginning on or after January 1, 2019 under IFRS-IASB, earlier application is permitted.

-
IAS 19 (Amendments to IAS 19): Plan Amendment, Curtailment or Settlement. This amendment is mandatory for annual periods beginning on or after January 1, 2019 under IFRS-IASB, earlier application is permitted.

-	IFRIC 23: Uncertainty over Income Tax Treatments. This Standard is applicable for annual periods beginning on or after January 1, 2019 under IFRS-IASB.
-
IAS 28 (Amendment). Long-term Interests in Associates and Joint Ventures. This amendment is mandatory for annual periods beginning on or after January 1, 2019 under IFRS-IASB, earlier application is permitted.

-
Amendments resulting from Annual Improvements 2015–2017 Cycle (remeasurement of previously held interest). This amendment is mandatory for annual periods beginning on or after January 1, 2019 under IFRS-IASB,

The applications of these amendments have not had any material impact on these consolidated financial statements.

b)	Standards, interpretations and amendments published by the IASB that will be effective for periods beginning on or after January 1, 2020:

-	IFRS 17 ‘Insurance Contracts’. This Standard is applicable for annual periods beginning on or after January 1, 2021 under IFRS-IASB, earlier application is permitted.
-	IFRS 3 (Amendment). Definition of Business. This amendment is mandatory for annual periods beginning on or after January 1, 2020 under IFRS-IASB, earlier application is permitted.
-	IAS 1 and IAS 8 (Amendment). Definition of Material. This amendment is mandatory for annual periods beginning on or after January 1, 2020 under IFRS-IASB, earlier application is permitted.
-	IAS 1 (Amendment). Classification of liabilities. This amendment is mandatory for annual periods beginning on or after January 1, 2022 under IFRS-IASB.
-
IFRS 7 and IFRS 9. Amendments regarding pre-replacement issues in the context of the IBOR reform. These amendments are mandatory for annual periods beginning on or after January 1, 2020 under IFRS-IASB.

-	Amendments to References to the Conceptual Frameworks in IFRS Standards. This Standard is applicable for annual periods beginning on or after January 1, 2020 under IFRS-IASB.

The Company does not anticipate any significant impact on the consolidated financial statements derived from the application of the new standards and amendments that will be effective for annual periods beginning on or after January 1, 2020, although it is currently still in the process of evaluating such application.

2.2. Principles to include and record companies in the consolidated financial statements

Companies included in these consolidated financial statements are accounted for as subsidiaries as long as Atlantica has had control over them and are accounted for as investments under the equity method as long as Atlantica has had significant influence over them, in the periods presented.

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

Controlled entities and associates included in these financial statements as of December 31, 2019 and 2018 are set out in appendices.

2.3. Contracted concessional assets and price purchase agreements

Contracted concessional assets and price purchase agreements (PPAs) include fixed assets financed through project debt, related to service concession arrangements recorded in accordance with IFRIC 12, except for Palmucho, which is recorded in accordance with IFRS 16 and PS10, PS20, Mini-Hydro, Chile TL 3 and Seville PV, which are recorded as tangible assets in accordance with IAS 16. The infrastructures accounted for by the Company as concessions are related to the activities concerning electric transmission lines, solar electricity generation plants, cogeneration plants, wind farms and water plants. The useful life of these assets is approximately the same as the length of the concession arrangement. The infrastructure used in a concession can be classified as an intangible asset or a financial asset, depending on the nature of the payment entitlements established in the agreement.

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

The financial asset is subsequently recorded at amortized cost calculated according to the effective interest method. Revenue from operations and maintenance services is recognized in each period according to IFRS 15 “Revenue from contracts with Customers”. The income from managing and operating the asset resulting from the valuation at amortized cost is also recorded in revenue.

Financing costs are expensed as incurred.

According to IFRS 9, Atlantica recognises an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive.

There are two main approaches to applying the ECL model according to IFRS 9: the general approach which involves a three stage approach, and the simplified approach, which can be applied to trade receivables, contract assets and lease receivables. Atlantica has elected to apply the simplified approach. Under this approach, there is no need to monitor for significant increases in credit risk and entities will be required to measure lifetime expected credit losses at the end of each reporting period.

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

Once the infrastructure is in operation, the treatment of income and expenses is the same as the one described above for intangible asset.

d)	Right-of-use assets

Main right of use agreements correspond to land rights. The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

The right-of-use assets are also subject to assets impairment (Note 2.5).

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

2.5. Asset impairment

Atlantica reviews its contracted concessional assets to identify any indicators of impairment at least annually. When impairment indicators exist, the company calculates the recoverable amount of the asset.

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

Contracted concessional assets have a contractual structure that permits the Company to estimate quite accurately the costs of the project and revenue during the life of the project.

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

In any case, sensitivity analyses are performed, especially in relation with the discount rate used and fair value changes in the main business variables, in order to ensure that possible changes in the estimates of these items do not impact the recovery of recognized assets.

Accordingly, the following table provides a summary of the discount rates used (WACC) and growth rates to calculate the recoverable amount for CGUs with the operating segment to which it pertains:

Operating segment	Discount rate	Growth rate
EMEA	4% - 6%	0%
North America	4% - 5%	0%
South America	5% - 7%	0%

In the event that the recoverable amount of an asset is lower than its carrying amount, an impairment charge for the difference would be recorded in the income statement under the item “Depreciation, amortization and impairment charges”.

Pursuant to IAS 36, an impairment loss is recognized by the Company if the carrying amount of these assets exceeds the present value of future cash flows discounted at the initial effective interest rate.

2.6 Loans and accounts receivable

Loans and accounts receivable are non-derivative financial assets with fixed or determinable payments, not listed on an active market.

In accordance with IFRIC 12, certain assets under concessions qualify as financial assets and are recorded as is described in Note 2.3.

Pursuant to IFRS 9, an impairment loss is recognized if the carrying amount of these assets exceeds the present value of future cash flows discounted at the initial effective interest rate.

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

Atlantica applies cash flow hedging. Under this method, the effective portion of changes in fair value of derivatives designated as cash flow hedges are recorded temporarily in equity and are subsequently reclassified from equity to profit or loss in the same period or periods during which the hedged item affects profit or loss. Any ineffective portion of the hedged transaction is recorded in the consolidated income statement as it occurs.

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

Atlantica derivatives correspond primarily to the interest rate swaps designated as cash flow hedges, which are classified as Level 2.

Description of the valuation method

Interest rate swap valuations are made by valuing the swap part of the contract and valuing the credit risk. The methodology used by the market and applied by Atlantica  to value interest rate swaps is to discount the expected future cash flows according to the parameters of the contract. Variable interest rates, which are needed to estimate future cash flows, are calculated using the curve for the corresponding currency and extracting the implicit rates for each of the reference dates in the contract. These estimated flows are discounted with the swap zero curve for the reference period of the contract.

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

2.9. Trade and other receivables

Trade and other receivables are amounts due from customers for sales in the normal course of business. They are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less allowance for doubtful accounts. Trade receivables due in less than one year are carried at their face value at both initial recognition and subsequent measurement, provided that the effect of not discounting flows is not significant.

An allowance for doubtful accounts is recorded when there is objective evidence that the Company will not be able to recover all amounts due as per the original terms of the receivables. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

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

Lease liabilities are recognized by the Company at the commencement date of the lease at the present value of lease payments to be made over the lease term. The lease payments include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate. In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date considering that the interest rate implicit in the lease is not readily determinable.

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

2.16. Foreign currency transactions

The consolidated financial statements are presented in U.S. dollars, which is Atlantica’s functional and presentation currency. Financial statements of each subsidiary within the Company are measured in the currency of the principal economic environment in which the subsidiary operates, which is the subsidiary’s functional currency.

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

Non-controlling interest represents interest from other partners in entities included in these consolidated financial statements which are not fully owned by Atlantica as of the dates presented.

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

Such provisions are accrued when the obligation for dismantling, removing and restoring the site on which the plant is located, is incurred, which is usually during the construction period. The provision is measured in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” and is recorded as a liability under the heading “Grants and other liabilities” of the Financial Statements, and the corresponding entry as part of the cost of the plant under the heading “Contracted concessional assets.”

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

As of the date of preparation of these consolidated financial statements, no relevant changes in the estimates made are anticipated and, therefore, no significant changes in the value of the assets and liabilities recognized at December 31, 2019, are expected.

Although these estimates and assumptions are being made using all available facts and circumstances, it is possible that future events may require management to amend such estimates and assumptions in future periods. Changes in accounting estimates are recognized prospectively, in accordance with IAS 8, in the consolidated income statement of the year in which the change occurs.

Note 3.- Financial risk management

Atlantica’s activities are exposed to various financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Risk is managed by the Company’s Risk Finance and Compliance Departments, which are responsible for identifying and evaluating financial risks quantifying them by project, region and company, in accordance with mandatory internal management rules. Written internal policies exist for global risk management, as well as for specific areas of risk. In addition, there are official written management regulations regarding key controls and control procedures for each company and the implementation of these controls is monitored through internal audit procedures.

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

As a result, the notional amounts hedged, strikes contracted and maturities, depending on the characteristics of the debt on which the interest rate risk is being hedged, are very diverse, including the following:

o	Project debt in Euros: the Company hedges between 81% and 100% of the notional amount, maturities until 2030 and average guaranteed strike interest rates of between 0.89%% and 4.87%.

o	Project debt in U.S. dollars: the Company hedges between 70% and 100% of the notional amount, including maturities until 2034 and average guaranteed strike interest rates of between 1.98% and 5.27%.

In connection with the interest rate derivative positions of the Company, the most significant impacts on these consolidated financial statements are derived from the changes in EURIBOR or LIBOR, which represent the reference interest rate for most of the debt of the Company. In the event that Euribor and Libor had risen by 25 basis points as of December 31, 2019, with the rest of the variables remaining constant, the effect in the consolidated income statement would have been a loss of $2,745 thousand (a loss of $2,731 thousand in 2018 and a loss of $1,066  thousand in 2017) and an increase in hedging reserves of $27,570 thousand ($32,928 thousand in 2018 and $39,142 thousand in 2017). The increase in hedging reserves would be mainly due to an increase in the fair value of interest rate swaps designated as hedges.

A breakdown of the interest rates derivatives as of December 31, 2019 and 2018, is provided in Note 9.

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

The Company considers that it has a limited credit risk with clients as revenues derive from power purchase agreements with electric utilities and state-owned entities. On January 29, 2019, PG&E, the off-taker for Atlantica with respect to the Mojave plant, filed for reorganization under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Northern District of California (the “Bankruptcy Court”). As a consequence, PG&E did not pay the portion of the invoice corresponding to the electricity delivered for the period between January 1 and January 28, 2019, which was due on February 25, given that the services relate to the pre-petition period and any payment therefore would require approval by the Bankruptcy Court. However, PG&E has paid all invoices corresponding to the electricity delivered after January 28 and has continued to be in compliance with the remaining terms and conditions of the PPA.

c)	Liquidity risk

Atlantica’s liquidity and financing policy is intended to ensure that the Company maintains sufficient funds to meet our financial obligations as they fall due.

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

Note 4.- Financial information by segment

Atlantica’s segment structure reflects how management currently makes financial decisions and allocates resources. Its operating and reportable segments are based on the following geographies where the contracted concessional assets are located:

·	North America

·	South America

·	EMEA

Based on the type of business, as of December 31, 2019 the Company had the following business sectors:

Renewable energy: Renewable energy assets include two solar plants in the United States, Solana and Mojave, each with a gross capacity of 280 MW and located in Arizona and California, respectively. The Company owns eight solar platforms in Spain: Solacor 1 and 2 with a gross capacity of 100 MW, PS10 and PS20 with a gross capacity of 31 MW, Solaben 2 and 3 with a gross capacity of 100 MW, Helioenergy 1 and 2 with a gross capacity of 100 MW, Helios 1 and 2 with a gross capacity of 100 MW, Solnova 1, 3 and 4 with a gross capacity of 150 MW, Solaben 1 and 6 with a gross capacity of 100 MW and Seville PV with a gross capacity of 1 MW. The Company also owns a solar plant in South Africa, Kaxu with a gross capacity of 100 MW. Additionally, the Company owns three wind farms in Uruguay, Palmatir, Cadonal and Melowind, with a gross capacity of 50 MW each, and a hydroelectric power plant in Peru with a gross capacity of 4 MW.

Efficient natural gas: Efficient natural gas assets include (i) ACT, a 300 MW cogeneration plant in Mexico, which is party to a 20-year take-or-pay contract with Pemex for the sale of electric power and steam, and (ii) a minority interest in Monterrey, a 142 MW gas-fired engine facility including 130 MW installed capacity and 12 MW battery capacity.

Electric transmission lines: Electric transmission assets include (i) three lines in Peru, ATN, ATS and ATN2, spanning a total of 1,029 miles; and (ii) four lines in Chile, Quadra 1, Quadra 2, Palmucho and Chile TL3, spanning a total of 137 miles.

Water: Water assets include a minority interest in two desalination plants in Algeria, Honaine and Skikda with an aggregate capacity of 10.5 M ft3 per day.

Atlantica’s Chief Operating Decision Maker (CODM) assesses the performance and assignment of resources according to the identified operating segments. The CODM considers the revenues as a measure of the business activity and the Further Adjusted EBITDA as a measure of the performance of each segment. Further Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interests from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in these consolidated financial statements, and compensations received from Abengoa in lieu of Abengoa Concessões Brasil Holding (“ACBH”) dividends (for the period up to the first quarter of 2017 only).

In order to assess performance of the business, the CODM receives reports of each reportable segment using revenues and Further Adjusted EBITDA. Net interest expense evolution is assessed on a consolidated basis. Financial expense and amortization are not taken into consideration by the CODM for the allocation of resources.

In the years ended December 31, 2019 and December 31, 2018 Atlantica had four customers with revenues representing more than 10% of the total revenues, three in the renewable energy and one in the efficient natural gas business sectors.

a)	The following tables show Revenues and Further Adjusted EBITDA by operating segments and business sectors for the years 2019, 2018 and 2017:

	Revenue			Further Adjusted EBITDA
	For the year ended December 31,			For the year ended December 31,
Geography	2019	2018	2017	2019	2018	2017
North America	$332,965	$357,177	$332,705	$305,085	$308,748	$282,328
South America	142,207	123,214	120,797	115,346	100,234	108,766
EMEA	536,280	563,431	554,879	390,774	441,625	388,216
Total	$1,011,452	$1,043,822	$1,008,381	$811,204	$850,607	$779,310

	Revenue			Further Adjusted EBITDA
	For the year ended December 31,			For the year ended December 31,
Business sectors	2019	2018	2017	2019	2018	2017
Renewable energy	$761,090	$793,557	$767,226	$603,666	$664,428	$569,193
Efficient natural gas	122,281	130,799	119,784	107,457	93,858	106,140
Electric transmission lines	103,453	95,998	95,096	85,657	78,461	87,695
Water	24,629	23,468	26,275	14,424	13,860	16,282
Total	$1,011,452	$1,043,822	$1,008,381	$811,204	$850,607	$779,310

The reconciliation of segment Further Adjusted EBITDA with the profit/(loss) attributable to the parent company is as follows:

	For the year ended December 31,
	2019	2018	2017
Profit/(Loss) attributable to the Company	$62,135	$41,596	$(111,804)
Profit attributable to non-controlling interests	12,473	13,673	6,917
Income tax	30,950	42,659	119,837
Share of profits/(losses) of associates	(7,457)	(5,231)	(5,351)
Dividend from exchangeable preferred equity investment in ACBH (Note 21)	-	-	10,383
Financial expense, net	402,348	395,213	448,368
Depreciation, amortization, and impairment charges	310,755	362,697	310,960
Total segment Further Adjusted EBITDA	$811,204	$850,607	$779,310

b)	The assets and liabilities by operating segments (and business sector) at the end of 2019 and 2018 are as follows:

Assets and liabilities by geography as of December 31, 2019:

	North America	South America	EMEA	Balance as of December 31, 2019
Assets allocated
Contracted concessional assets	3,299,198	1,186,552	3,675,379	8,161,129
Investments carried under the equity method	90,847	-	49,078	139,925
Current financial investments	159,267	29,190	20,673	209,131
Cash and cash equivalents (project companies)	181,458	80,909	234,097	496,464
Subtotal allocated	3,730,771	1,296,652	3,979,227	9,006,649
Unallocated assets
Other non-current assets				239,553
Other current assets (including cash and cash equivalents at holding company level)				413,613
Subtotal unallocated				653,166
Total assets				9,659,815

	North America	South America	EMEA	Balance as of December 31, 2019
Liabilities allocated
Long-term and short-term project debt	1,676,251	884,835	2,291,262	4,852,348
Grants and other liabilities	1,490,679	12,864	138,209	1,641,752
Subtotal allocated	3,166,930	897,699	2,429,471	6,494,100
Unallocated liabilities
Long-term and short-term corporate debt				723,791
Other non-current liabilities				564,855
Other current liabilities				162,213
Subtotal unallocated				1,450,859
Total liabilities				7,944,959
Equity unallocated				1,714,856
Total liabilities and equity unallocated				3,165,715
Total liabilities and equity				9,659,815

Assets and liabilities by geography as of December 31, 2018:

	North America	South America	EMEA	Balance as of December 31, 2018
Assets allocated
Contracted concessional assets	3,453,652	1,210,624	3,884,905	8,549,181
Investments carried under the equity method	-	-	53,419	53,419
Current financial investments	147,213	61,959	30,080	239,252
Cash and cash equivalents (project companies)	195,678	41,316	287,456	524,450
Subtotal allocated	3,796,543	1,313,899	4,255,860	9,366,302
Unallocated assets
Other non-current assets				188,736
Other current assets (including cash and cash equivalents at holding company level)				363,993
Subtotal unallocated				552,729
Total assets				9,919,031

	North America	South America	EMEA	Balance as of December 31, 2018
Liabilities allocated
Long-term and short-term project debt	1,725,961	900,801	2,464,352	5,091,114
Grants and other liabilities	1,527,724	7,550	122,852	1,658,126
Subtotal allocated	3,253,685	908,351	2,587,204	6,749,240
Unallocated liabilities
Long-term and short-term corporate debt				684,073
Other non-current liabilities				523,827
Other current liabilities				205,779
Subtotal unallocated				1,413,679
Total liabilities				8,162,919
Equity unallocated				1,756,112
Total liabilities and equity unallocated				3,169,791
Total liabilities and equity				9,919,031

Assets and liabilities by business sectors as of December 31, 2019:

	Renewable energy	Efficient natural gas	Electric transmission lines	Water	Balance as of December 31, 2019
Assets allocated
Contracted concessional assets	6,644,024	559,069	872,757	85,280	8,161,129
Investments carried under the equity method	77,549	17,154	-	45,222	139,925
Current financial investments	13,798	148,723	28,237	18,373	209,131
Cash and cash equivalents (project companies)	421,198	11,850	53,868	9,548	496,464
Subtotal allocated	7,156,568	736,796	954,862	158,423	9,006,649
Unallocated assets
Other non-current assets					239,553
Other current assets (including cash and cash equivalents at holding company level)					413,613
Subtotal unallocated					653,166
Total assets					9,659,815

	Renewable energy	Efficient natural gas	Electric transmission lines	Water	Balance as of December 31, 2019
Liabilities allocated
Long-term and short-term project debt	3,658,507	529,350	640,160	24,331	4,852,348
Grants and other liabilities	1,634,361	146	6,517	728	1,641,752
Subtotal allocated	5,292,868	529,495	646,677	25,059	6,494,100
Unallocated liabilities
Long-term and short-term corporate debt					723,791
Other non-current liabilities					564,855
Other current liabilities					162,213
Subtotal unallocated					1,450,859
Total liabilities					7,944,959
Equity unallocated					1,714,856
Total liabilities and equity unallocated					3,165,715
Total liabilities and equity					9,659,815

Assets and liabilities by business sectors as of December 31, 2018:

	Renewable energy	Efficient natural gas	Electric transmission lines	Water	Balance as of December 31, 2018
Assets allocated
Contracted concessional assets	6,998,020	580,997	882,980	87,184	8,549,181
Investments carried under the equity method	10,257	-	-	43,162	53,419
Current financial investments	15,396	147,192	61,102	15,562	239,252
Cash and cash equivalents (project companies)	453,096	45,625	14,043	11,686	524,450
Subtotal allocated	7,476,769	773,814	958,125	157,594	9,366,302
Unallocated assets
Other non-current assets					188,736
Other current assets (including cash and cash equivalents at holding company level)					363,993
Subtotal unallocated					552,729
Total assets					9,919,031

	Renewable energy	Efficient natural gas	Electric transmission lines	Water	Balance as of December 31, 2018
Liabilities allocated
Long-term and short-term project debt	3,868,626	545,123	647,820	29,545	5,091,114
Grants and other liabilities	1,656,146	161	1,025	794	1,658,126
Subtotal allocated	5,524,772	545,284	648,845	30,339	6,749,240
Unallocated liabilities
Long-term and short-term corporate debt					684,073
Other non-current liabilities					523,827
Other current liabilities					205,779
Subtotal unallocated					1,413,679
Total liabilities					8,162,919
Equity unallocated					1,756,112
Total liabilities and equity unallocated					3,169,791
Total liabilities and equity					9,919,031

c)	The amount of depreciation, amortization and impairment charges recognized for the years ended December 31, 2019, 2018 and 2017 are as follows:

	For the year ended December 31,
Depreciation, amortization and impairment by geography	2019	2018	2017
North America	(116,232)	(166,046)	(123,726)
South America	(47,844)	(42,368)	(40,880)
EMEA	(146,679)	(154,283)	(146,354)
Total	(310,755)	(362,697)	(310,960)

	For the year ended December 31,
Depreciation, amortization and impairment by business sectors	2019	2018	2017
Renewable energy	(286,907)	(323,538)	(282,376)
Electric transmission lines	(27,490)	(28,925)	(28,584)
Efficient natural gas	3,102	(10,334)	-
Water	541	100	-
Total	(310,755)	(362,697)	(310,960)

Note 5.- Changes in the scope of the consolidated financial statements

For the year ended December 31, 2019

On May 24, 2019, Atlantica and Algonquin formed Atlantica Yield Energy Solutions Canada Inc. (“AYES Canada”), a vehicle to channel co-investment opportunities in which Atlantica holds the majority of voting rights. The first investment was in Amherst Island, a 75 MW wind plant in Canada owned by the project company Windlectric, Inc. (“Windlectric”). Atlantica invested $4.9 million and Algonquin invested $92.3 million, both through AYES Canada, which in turn invested those funds in Amherst Island Partnership (“AIP”), the holding company of Windlectric. Atlantica accounts for the investment in AIP and ultimately Windlectric under the equity method as per IAS 28, Investments in Associates and Joint Ventures. Since Atlantica has control over AYES Canada under IFRS 10 “Consolidated Financial Statements”, its consolidated financial statements initially showed a total investment in the Amherst Island project of $97.2 million, accounted for as “Investments carried under the equity method” (Note 7) and Algonquin’s portion of that investment of $92.3 million as “Non-controlling interest”.

On August 2, 2019, the Company closed the acquisition of a 30% stake in Monterrey, a 142 MW gas-fired engine facility with batteries. The total investment amounted to $42 million, out of which $17 million is an equity investment, and the rest is a shareholder loan classified as financial investments in these consolidated financial statements. The acquisition has been accounted for in the consolidated accounts of Atlantica, in accordance with IAS 28, Investments in Associates.

On August 2, 2019, the Company closed the acquisition of a 100% stake in ASI Operations LLC (“ASI Ops”), the company that performs the operation and maintenance services for the Solana and Mojave plants. The total equity investment amounted to $6 million. The acquisition has been accounted for in the consolidated financial statements of Atlantica, in accordance with IFRS 3, Business Combinations.

On October 22, 2019, the Company closed the acquisition of ATN Expansion 2 from Enel Green Power Peru, for a total equity investment of $20 million, controlling the asset from this date. Transfer of the concession agreement is pending authorization from the Ministry of Energy in Peru. If this authorization were not to be obtained within an eight-month period from the acquisition date, the transaction would be reversed with no penalties to Atlantica. Enel Green Power Peru issued a bank guarantee to face this potential repayment obligation to Atlantica. The purchase has been accounted for in the consolidated accounts of Atlantica, in accordance with IFRS 3, Business Combinations.

Impact of changes in the scope in the consolidated financial statements

The amount of assets and liabilities integrated at the effective acquisition date for the aggregated change in scope is shown in the following table:

Asset Acquisition for the year ended December 31, 2019
Concessional assets (Note 6)	28,738
Investments carried under the equity method (Note 7)	113,897
Other non-current assets	25,342
Current assets	1,503
Deferred tax liabilities (Note 18)	(2,539)
Other current and non-current liabilities	(1,512)
Non-controlling interests	(92,303)
Asset acquisition - purchase price	(73,126)
Net result of the asset acquisition	-

The allocation of the purchase prices is provisional as of December 31, 2019 for some of the acquisitions. As such, the amounts indicated may be adjusted during the measurement period to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized as of December 31, 2019. The measurement period will not exceed one year from the acquisition dates.

The amount of revenue contributed by the acquisitions performed during 2019 to the consolidated financial statements of the Company for the year 2019 is $0.3 million, and the amount of profit after tax is $0.5 million. Had the acquisitions been consolidated from January 1, 2019, the consolidated statement of comprehensive income would have included additional revenue of $2.3 million and additional loss after tax of $2.4 million.

For the year ended December 31, 2018

On February 28, 2018, the Company completed the acquisition of a 100% stake in Hidrocañete, S.A. (Mini-Hydro). Total purchase price for this asset amounted to $9.3 million. The purchase was accounted for in the consolidated accounts of Atlantica, in accordance with IFRS 3, Business Combinations.

On October 10, 2018, the Company completed the acquisition of a 5% stake in Gas CA-KU-A1, S.A.P.I de C.V. (Pemex Transportation System or “PTS”). The purchase was accounted for in the consolidated accounts of Atlantica, in accordance with IAS 28, Investments in Associates. Consideration for the initial 5% will amount to approximately $7 million and will be disbursed progressively. The project is expected to enter operation in the first half of 2020.

On December 11, 2018, the Company completed the acquisition of a transmission line in Chile (Chile TL3). The total purchase price for this asset amounted to $6.0 million. The purchase was accounted for in the consolidated accounts of Atlantica, in accordance with IFRS 3, Business Combinations.

On December 13, 2018, the Company completed the acquisition of a 100% stake in Estrellada, S.A. (Melowind). Total purchase price for this asset amounted to $45.3 million. The purchase was accounted for in the consolidated accounts of Atlantica, in accordance with IFRS 3, Business Combinations.

On December 28, 2018, the Company completed the acquisition of a power substation and two small transmission lines in Peru, being an expansion of the ATN transmission line (“ATN Expansion 1”). Total purchase price for this asset amounted to $16.0 million. The purchase was accounted for in the consolidated accounts of Atlantica, in accordance with IFRS 3, Business Combinations.

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

The allocation of the purchase prices was provisional as of December 31, 2018 for some of the acquisitions that were made effective near to year end. No significant adjustments were made in 2019 to the amounts indicated in the table above during the measurement period (one year from the acquisition dates).

The amount of revenue contributed by the acquisitions performed during 2018 to the consolidated financial statements of the Company for the year 2018 was $1.8 million, and the amount of loss after tax was $0.3 million. Had the acquisitions been consolidated from January 1, 2018, the consolidated statement of comprehensive income would have included additional revenue of $13.3 million and additional loss after tax of $0.7 million.

Note 6.- Contracted concessional assets

Contracted concessional assets include fixed assets financed through project debt, related to service concession arrangements recorded in accordance with IFRIC 12, except for Palmucho, which is recorded in accordance with IFRS 16, and PS10, PS20, Seville PV, Mini-Hydro and Chile TL3 which are recorded as property plant and equipment in accordance with IAS 16. Concessional assets recorded in accordance with IFRIC 12 are either intangible or financial assets. As of December 31, 2019, contracted concessional financial assets amount to $819,146 thousand ($843,291 thousand as of December 31, 2018).

For further details on the application of IFRIC 12 to projects, see Appendix III.

a)	The following table shows the movements of contracted concessional assets included in the heading “Contracted Concessional assets” for 2019:

Cost

Total as of January 1, 2019	10,475,828
Additions	1,431
Subtractions	(23,186)
Change in the scope of the consolidated financial statements (Note 5)	28,738
Translation differences	(81,941)
Reclassification and other movements	(16,273)
Total as of December 31, 2019	10,384,597

Accumulated amortization

Total as of January 1, 2019	(1,926,647)
Additions	(310,755)
Translation differences	15,778
Reclassification and other movements	(1,844)
Total accum. amort. as of December 31, 2019	(2,223,468)
Net balance at December 31, 2019	8,161,129

During 2019, contracted concessional assets decreased primarily due to the effect of the depreciation of the Euro against the U.S. dollar for the year ended December 31, 2019 compared to the year ended December 31, 2018 and to the amortization charge for the year.

Other relevant movements in the cost of contracted concessional assets are an increase for the acquisition of new concessional assets (see Note 5), offset by a decrease for the payments received from Abengoa by Solana in January, June and December 2019 further to Abengoa´s obligation as EPC Contractor for a total amount of $22.2 million (Note 15).

The decrease included in “Reclassification and other movements” is mainly due to the reclassification from the long to the short term of the current portion of the contracted concessional financial assets.

Rights of use, as a result of applying IFRS 16, Leases, amounts to $54.0 million as of December 31, 2019 ($57.5 million at December 31, 2018). The decrease is mainly due to the amortization for the year.

The Company has not identified any triggering event of impairment for its contracted concessional assets, and consequently, no losses from impairment of contracted concessional assets were recorded during the year ended December 31, 2019. Likewise, during 2019, and as part of the triggering event analysis, Solana impairment test was updated, confirming the conclusions reached.

b)	The following table shows the movements of contracted concessional assets included in the heading “Contracted Concessional assets” for 2018:

Cost

Total as of January 1, 2018	10,633,769
Additions	10,463
Application of IFRS 16 – Leases effective January 1, 2018	62,982
Subtractions	(92,814)
Change in the scope of the consolidated financial statements (Note 5)	170,040
Translation differences	(280,680)
Reclassification and other movements	(27,932)
Total as of December 31, 2018	10,475,828

Accumulated amortization

Total as of January 1, 2018	(1,549,499)
Application of IFRS9 - Expected Credit Losses effective January 1, 2018	(53,048)
Additions	(362,697)
Change in the scope of the consolidated financial statements (Note 5)	(14,131)
Translation differences	52,728
Total accum. amort. as of December 31, 2018	(1,926,647)
Net balance at December 31, 2018	8,549,181

During 2018, contracted concessional assets decreased primarily due to the effect of the depreciation of the Euro against the U.S. dollar for the year ended December 31, 2019 compared to the year ended December 31, 2018 and to the amortization charge for the year.

Other relevant movements in the cost of contracted concessional assets are an increase for the acquisition of new concessional assets (see Note 5), the impact of the application of IFRS 16, ´Leases´ from January 1, 2018, partially offset by a decrease for the payments received from Abengoa by Solana in March and December 2018 further to Abengoa´s obligation as EPC Contractor.

Amortization and impairment amount includes the recognition of impairment provisions based on expected credit losses due to the application of IFRS 9, ´Financial instruments´ from January 1, 2018.

The decrease included in “Reclassification and other movements” was mainly due to the reclassification from the long to the short term of the current portion of the contracted concessional financial assets.

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

The impairment had been recorded within the line “Depreciation, amortization and impairment charges” of the consolidated income statement, decreasing the amount of “Contracted concessional assets” pertaining to the Renewable energy sector and North America geography. The recoverable amount considered was the value in use and amounted to $1,141,209 thousand for Solana, as of December 31, 2018. A specific discount rate had been used in each year considering changes in the debt/equity leverage ratio over the useful life of this project, resulting in the use of a range of discount rates between 5.0% and 5.8%.

An adverse change in the key assumptions which are individually used for the valuation could lead to future impairment recognition; specifically, a 5% decrease in generation over the entire remaining useful life (PPA) of the project would have generated an additional impairment of approximately $72 million. An increase of 50 basis points in the discount rate would have lead to an additional impairment of approximately $50 million.

In addition, the Company identified a triggering event of impairment for Mojave as a result of the negative credit outlooks of Pacific Gas and Electric Company, the off-taker of the plant, as of December 31, 2018. This project was within the Renewable energy sector and North America geography. The Company therefore performed an impairment test as of December 31, 2018, which resulted in the recoverable amount (value in use) exceeding the carrying amount of the asset by 10%. To determine the value in use of the asset, a specific discount rate had been used in each year considering changes in the debt/equity leverage ratio over the useful life of this project, resulting in the use of a range of discount rates between 4.6% and 5.8%.

An adverse change in the key assumptions which are individually used for the valuation would not have lead to future impairment recognition; neither in case of a 5% decrease in generation over the entire remaining useful life (PPA) of the project nor in case of an increase of 50 basis points in the discount rate.

Note 7.- Investments carried under the equity method

The table below shows the breakdown and the movement of the investments held in associates for 2019 and 2018:

Investments in associates	2019	2018
Initial balance	53,419	55,784
Share of (loss)/profit	7,457	5,231
Dividend distribution	(30,528)	(4,463)
Equity distribution	(6,252)	(122)
Change in the scope of the consolidated financial statements (Note 5)	113,897	-
Others (incl. currency translation differences)	1,932	(3,011)
Final balance	139,925	53,419

During 2019, investments carried under the equity method increase primarily due to the acquisition of Amherst Island ($97.2 million) and Monterrey ($16.6 million) (see Note 5). The increase has been partially offset by the dividend distributions of Amherst Island Partnership ($25.9 million) and Geida Tlemcen S.L.($4.6 million).

The tables below show a breakdown of stand-alone amounts of assets, revenues and profit and loss as well as other information of interest for the years 2019 and 2018 for the associated companies:

Company	% Shares	Non- current assets	Current assets	Non- current liabilities	Current liabilities	Revenue	Operating profit/ (loss)	Net profit/ (loss)	Investment under the equity method
Evacuación Valdecaballeros, S.L.	57.16	18,584	1,268	13,145	783	694	(277)	(303)	2,348
Myah Bahr Honaine, S.P.A.(*)	25.50	184,332	63,148	71,614	13,562	51,504	33,372	30,186	45,222
Pectonex, R.F. Proprietary Limited	50.00	3,074	-	-	2	-	(190)	(190)	1,391
Evacuación Villanueva del Rey, S.L	40.02	2,946	107	1,841	225	-	47	-	-
Ca Ku A1, S.A.P.I de CV (PTS)	5.00	486,179	55,423	-	543,077	-	(39)	(495)	-
Pemcorp SAPI de CV (**)	30.00	125,301	72,669	197,324	5,090	32,302	5,737	(10.073)	17,179
ABY Infraestructuras S.L.U.	20.00	-	59	-	-	-	(104)	(101)	11
Windlectric Inc (***)	30.00	319,041	10,655	232,938	22,424	24,867	11,125	(6,537)	73,693
Other renewable energy joint ventures (****)	50.00	47	146	6	70	-	(46)	(46)	81
As of December 31, 2019									139,925

Company	% Shares	Non- current assets	Current assets	Non- current liabilities	Current liabilities	Revenue	Operating profit/ (loss)	Net profit/ (loss)	Investment under the equity method
Evacuación Valdecaballeros, S.L.	57.16	19,679	820	381	420	320	(668)	(693)	8,773
Myah Bahr Honaine, S.P.A.(*)	25.50	186,484	63,224	81,942	13,184	50,118	25,778	22,193	43,161
Pectonex, R.F. Proprietary Limited	50.00	3,186	-	-	2	-	(209)	(209)	1,485
Evacuación Villanueva del Rey, S.L	40.02	3,190	257	2,021	383	-	44	-	-
Ca Ku A1, S.A.P.I de CV (PTS)	5.00	284,375	10,951	-	295,865	-	3	(624)	-
As of December 31, 2018									53,419

The Company has no control over Evacuación Valdecaballeros, S.L. as all relevant decisions of this company require the approval of a minimum of shareholders accounting for more than 75% of the shares.

None of the associated companies referred to above is a listed company.

(*) Myah Bahr Honaine, S.P.A., the project entity, is 51% owned by Geida Tlemcen, S.L. which is accounted for using the equity method in these consolidated financial statements. Share of profit of Myah Bahr Honaine S.P.A. included in these consolidated financial statements amounts to $7,697 thousand in 2019 and $5,659 thousand in 2018.

 (**) Pemcorp SAPI de CV, Monterrey´s project entity, is 100% owned by Arroyo Netherlands II B.V. which is accounted for under the equity method in these consolidated financial statements (Note 5). Arroyo Netherlands II B.V. is 30% owned by Atlantica. Share of profit of Pemcorp SAPI de CV included in these consolidated financial statements amounts to $521 thousand in 2019.

(***) Windlectric Inc., the project entity, is owned 100% by Amherst Island Partnership which is accounted for under the equity method (Note 5).

(****) Other renewable energy joint ventures correspond to investments made in the following entities located in Colombia: AC Renovables Sol 1 SAS Esp, PA Renovables Sol 1 SAS Esp, SJ Renovables Sun 1 SAS Esp and SJ Renovables Wind 1 SAS Esp.

Note 8.- Financial instruments by category

Financial instruments are primarily deposits, derivatives, trade and other receivables and loans. Financial instruments by category (current and non-current), reconciled with the statement of financial position as of December 31, 2019 and 2018 are as follows:

	Notes	Amortized cost	Fair Value Through Other Comprehensive Income	Fair value Through profit or loss	Balance as of December 31, 2019
Derivative assets	9	-	-	5,230	5,230
Investment in Ten West Link		-	9,874	-	9,874
Investment in Rioglass		-	-	7,000	7,000
Other financial investments		288,060	-	-	288,060
Trade and other receivables	11	317,568	-	-	317,568
Cash and cash equivalents	12	562,795	-	-	562,795
Total financial assets		1,168,423	9,874	12,230	1,190,527

Corporate debt	14	723,791	-	-	723,791
Project debt	15	4,852,348	-	-	4,852,348
Related parties – non-current	10	17,115	-	-	17,115
Trade and other current liabilities	17	128,062	-	-	128,062
Derivative liabilities	9	-	-	298,744	298,744
Total financial liabilities		5,721,316	-	298,744	6,020,060

	Notes	Amortized cost	Fair Value Through Other Comprehensive Income	Fair value Through profit or loss	Balance as of December 31, 2018
Derivative assets	9	-	-	13,153	13,153
Investment in Ten West Link		-	6,034	-	6,034
Other financial investments		274,318	-	-	274,318
Trade and other receivables	11	236,395	-	-	236,395
Cash and cash equivalents	12	631,542	-	-	631,542
Total financial assets		1,142,255	6,034	13,153	1,161,441

Corporate debt	14	684,073	-	-	684,073
Project debt	15	5,091,114	-	-	5,091,114
Related parties – non-current	10	33,675	-	-	33,675
Trade and other current liabilities	17	192,033	-	-	192,033
Derivative liabilities	9	-	-	279,152	279,152
Total financial liabilities		6,000,895	-	279,152	6,280,047

Other financial investments include primarily the short-term portion of contracted concessional assets (see Note 6) for $160.6 million as of December 31, 2019 and for $159.1 million as of December 31, 2018.

Investment in Ten West Link is a 12.5% interest in a 114-mile transmission line in the U.S., currently under development.

Investment in Rioglass corresponds to 15.12% of the equity interest of Rioglass, a multinational solar power and renewable energy technology manufacturer, acquired in May 2019 by the Company.

Note 9.- Derivative financial instruments

The breakdowns of the fair value amount of the derivative financial instruments as of December 31, 2019 and 2018 are as follows:

	Balance as of December 31, 2019		Balance as of December 31, 2018
	Assets	Liabilities	Assets	Liabilities
Interest rate cash flow hedge	1,619	298,744	9,923	279,152
Foreign exchange derivatives instruments	3,610	-	3,230	-
Total	5,230	298,744	13,153	279,152

The derivatives are primarily interest rate cash-flow hedges. All are classified as non-current assets or non-current liabilities, as they hedge long-term financing agreements.

Additionally, the Company owns currency options with leading international financial institutions, which guarantee minimum Euro-U.S. dollar exchange rates. The strategy of the Company is to hedge the exchange rate for the net distributions from its Spanish assets after deducting euro-denominated interest payments and euro-denominated general and administrative expenses. Through currency options, the strategy of the Company is to hedge 100% of its euro-denominated net exposure for the next 12 months and 75% of its euro denominated net exposure for the following 12 months, on a rolling basis. Change in fair value of these foreign exchange derivatives instruments are recorded in the consolidated income statement.

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

As a result, the notional amounts hedged, strikes contracted and maturities, depending on the characteristics of the debt on which the interest rate risk is being hedged, can be diverse:

-	Project debt in Euros: the Company hedges between 81% and 100% of the notional amount, maturities until 2030 and average guaranteed interest rates of between 0.89% and 4.87%.

-	Project debt in U.S. dollars: the Company hedges between 70% and 100% of the notional amount, including maturities until 2034 and average guaranteed interest rates of between 1.98% and 5.27%.

The table below shows a breakdown of the maturities of notional amounts of interest rate cash flow hedge derivatives as of December 31, 2019 and 2018.

Notionals	Balance as of December 31, 2019		Balance as of December 31, 2018
	Assets	Liabilities	Assets	Liabilities
Up to 1 year	43,266	117,574	42,846	93,440
Between 1 and 2 years	45,955	124,908	45,603	119,568
Between 2 and 3 years	49,259	240,570	48,774	234,572
Subsequent years	455,235	1,697,033	535,774	1,858,061
Total	$593,715	$2,180,085	$672,997	$2,305,641

The table below shows a breakdown of the maturity of the fair values of interest rate cash flow hedge derivatives as of December 31, 2019 and 2018:

Fair value	Balance as of December 31, 2019		Balance as of December 31, 2018
	Assets	Liabilities	Assets	Liabilities
Up to 1 year	118	(18,721)	493	(11,848)
Between 1 and 2 years	128	(19,787)	524	(13,231)
Between 2 and 3 years	140	(21,802)	562	(15,151)
Subsequent years	1,234	(238,434)	8,344	(238,922)
Total	$1,619	$(298,744)	$9,923	$(279,152)

During 2019, fair value of derivatives decreased mainly due to a decrease in the fair value of interest rate cash-flow hedges resulting from the decrease in future interest rates.

The net amount of the fair value of interest rate derivatives designated as cash flow hedges transferred to the consolidated income statement in 2019 is a loss of $55,765 thousand (loss of $67,519 thousand in 2018 and a loss of $70,953 thousand in 2017). Additionally, the net amount of the time value component of the cash flow derivatives fair value recognized in the consolidated income statement for the year 2019, 2018 and 2017 has been a gain of $157 thousand, a loss of $560 thousand and a loss of $860 thousand respectively.

The after-tax result accumulated in equity in connection with derivatives designated as cash flow hedges at the years ended December 31, 2019 and 2018, amount to a $73,797 thousand gain and a $95,011 thousand gain respectively.

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

Details of balances with related parties as of December 31, 2019 and 2018, which therefore do not include balances with Abengoa, are as follows:

	Balance as of December 31,
	2019	2018

Credit receivables (current)	13,350	5,328
Total current receivables with related parties	13,350	5,328

Credit receivables (non-current)	21,355	-
Total non-current receivables with related parties	21,355	-

Credit payables (current)	23,979	19,352
Total current payables with related parties	23,979	19,352

Credit payables (non-current)	17,115	33,675
Total non-current payables with related parties	17,115	33,675

Current credit receivables as of December 31, 2019 mainly correspond to the short-term portion of the loan to Arroyo Netherland II B.V., the holding company of Pemcorp SAPI de CV., Monterrey´s project entity (Note 5) for $5.0 million and to a dividend to be collected from Amherst Island Partnership for $5.5 million as of December 31, 2019.

Non-current credit receivables as of December 31, 2019 correspond to the long-term portion of the loan to Arroyo Netherland II B.V.

Credit payables relate to debts with non-controlling interests partners in Kaxu, Solaben 2&3 and Solacor 1&2 for an amount of $35.6 million as of December 31, 2019 ($53.0 million as of December 31, 2018). Current credit payables also include the dividend to be paid from Atlantica Yield Energy Solutions Ltd to Algonquin for $5.4 million as of December 31, 2019.

The transactions carried out by entities included in these consolidated financial statements with related parties not included in the consolidation perimeter of Atlantica, for the years ended December 31, 2019, 2018 and 2017 have been as follows:

	For the twelve-month period ended December 31,
	2019	2018	2017
Services rendered	-	-	3,495
Services received	-	(101,582)	(114,416)
Financial income	978	3,721	74
Financial expenses	(195)	(398)	(1,154)

Services received in 2018 and 2017 primarily included operation and maintenance services received by some assets from Abengoa and subsidiaries of Abengoa, which had been related parties during these years.

The total amount of the remuneration received by the Board of Directors of the Company, including the CEO, amounts to $2.5 million in 2019 ($3.1 million in 2018), including $1.0 million of annual bonus ($1.0 million in 2018). The decrease of the total remuneration in 2019 is mainly due to the CEO having received a long-term award of $0.8 million in 2018, paid in March 2019. No long-term awards have vested in 2019. None of the directors received any pension remuneration in 2018 nor 2019.

Note 11.- Trade and other receivables

Trade and other receivable as of December 31, 2019 and 2018, consist of the following:

	Balance as of December 31,
	2019	2018
Trade receivables	242,008	163,856
Tax receivables	50,901	54,959
Prepayments	5,150	5,521
Other accounts receivable	19,508	12,059
Total	317,568	236,395

As of December 31, 2019, and 2018, the fair value of clients and other accounts receivable does not differ significantly from its carrying value.

The increase in trade receivables as of December 31, 2019 is primarily due to delays in the collection of receivables from Pemex (ACT) and the Comision Nacional de los Mercados y de la Competencia or “CNMC” (Spanish solar assets).

Trade receivables in foreign currency as of December 31, 2019 and 2018, are as follows:

	Balance as of December 31,
	2019	2018
Euro	108,280	91,303
South African Rand	24,289	25,193
Other	4,001	9,884
Total	136,570	126,380

Note 12.- Cash and cash equivalents

The following table shows the detail of Cash and cash equivalents as of December 31, 2019 and 2018:

	Balance as of December 31,
	2019	2018
Cash at bank and on hand - non restricted	223,867	335,114
Cash at bank and on hand - restricted	338,928	296,428
Total	562,795	631,542

Cash includes funds held to satisfy the customary requirements of certain non-recourse debt agreements within the Company´s projects amounting to $339 million as of December 31, 2019 ($296 million as of December 31, 2018).

The following breakdown shows the main currencies in which cash and cash equivalent balances are denominated:

	Balance as of December 31,
Currency	2019	2018
U.S. dollar	313,678	328,716
Euro	181,961	228,036
Algerian Dinar	9,301	11,602
South African Rand	47,679	55,257
Others	10,176	7,931
Total	562,795	631,542

Note 13.- Equity

As of December 31, 2019, the share capital of the Company amounts to $10,160,167 represented by 101,601,666 ordinary shares completely subscribed and disbursed with a nominal value of $0.10 each, all in the same class and series. Each share grants one voting right.

Algonquin completed in 2018 the acquisition from Abengoa of its entire stake in Atlantica, 41.47% of the total shares of the Company, becoming the largest shareholder of the Company. On May 22, 2019, the Company issued an additional 1,384,402 ordinary shares, which were fully subscribed by Algonquin for a total amount of $30,000,000, increasing the stake of Algonquin to 42.27%. Additionally, Algonquin purchased 2,000,000 ordinary shares on May 31, 2019, increasing its stake in Atlantica to 44.2%.

Atlantica´s parent company reserves as of December 31, 2019 are made up of share premium account and distributable reserves.

Retained earnings primarily include results attributable to Atlantica.

Non-controlling interests fully relate to interests held by JGC in Solacor 1 and Solacor 2, by Idae in Seville PV, by Itochu Corporation in Solaben 2 and Solaben 3, by Algerian Energy Company, SPA and Sacyr Agua S.L. in Skikda, by Industrial Development Corporation of South Africa (IDC) and Kaxu Community Trust in Kaxu and by Algonquin Power Co. in AYES Canada (refer to Note 1).

Additional information of subsidiaries including material Non-controlling interests as of December 31, 2019 and 2018, are disclosed in Appendix IV.

Dividends declared during the year 2019:

-
On February 26, 2019, the Board of Directors declared a dividend of $0.37 per share corresponding to the fourth quarter of 2018. The dividend was paid on March 22, 2019 for a total amount of $37.1 million

-
On May 7, 2019, the Board of Directors of the Company approved a dividend of $0.39 per share corresponding to the first quarter of 2019. The dividend was paid on June 14, 2019 for a total amount of $39.6 million.

-
On August 2, 2019, the Board of Directors of the Company approved a dividend of $0.40 per share corresponding to the second quarter of 2019. The dividend was paid on September 13, 2019 for a total amount of $40.6 million.

-
On November 5, 2019, the Board of Directors declared a dividend of $0.41 per share corresponding to the third quarter of 2019. The dividend was paid on December 13, 2019 for a total amount of $41.7 million.

In addition, as of December 31, 2019, there was no treasury stock and there have been no transactions with treasury stock during the period then ended.

Note 14.- Corporate debt

The breakdown of the corporate debt as of December 31, 2019 and 2018 is as follows:

	Balance as of December 31,
Non-current	2019	2018
Credit Facilities with financial entities	695,085	415,168
Total Non-current	695,085	415,168

	Balance as of December 31,
Current	2019	2018
Credit Facilities with financial entities	789	11,580
Notes and Bonds	27,917	257,325
Total Current	28,706	268,905
On November 17, 2014, the Company issued the Senior Notes due 2019 in an aggregate principal amount of $255,000 thousand (the “2019 Notes”). The 2019 Notes accrued annual interest of 7.00% payable semi-annually beginning on May 15, 2015. The 2019 Notes were fully repaid on May 31, 2019.

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

On July 20, 2017, the Company signed a credit facility (the “2017 Credit Facility”) for up to €10 million, approximately $11.2 million, which is available in euros or U.S. dollars and was fully drawn down in 2017. Amounts drawn down accrue interest at a rate per year equal to EURIBOR plus 2.25% or LIBOR plus 2.25%, depending on the currency. On December 13, 2019, the terms of the credit facility have been modified and the maturity date has been extended from July 4, 2020 to December 13, 2021 and the new interest rate per year set is EURIBOR plus 2% or LIBOR plus 2%, depending on the currency. As of December 31, 2019, the Company had drawn down an amount of $10.1 million.

On May 10, 2018, the Company entered into a $215 million revolving credit facility (the “New Revolving Credit Facility”) with Royal Bank of Canada, as administrative agent and Royal Bank of Canada and Canadian Imperial Bank of Commerce, as issuers of letters of credit. Amounts drawn down accrue interest at a rate per year equal to (A) for Eurodollar rate loans, LIBOR plus a percentage determined by reference to the leverage ratio of the Company, ranging between 1.60% and 2.25% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus ½ of 1.00%, (ii) the U.S. prime rate and (iii) LIBOR plus 1.00%, in any case, plus a percentage determined by reference to the leverage ratio of the Company, ranging between 0.60% and 1.00%. Letters of credit may be issued using up to $70 million of the Revolving Credit Facility. During the month of January 2019, the amount of the Revolving Credit Facility increased from $215 million to $300 million. On August 2, 2019, the amount of the Revolving Credit Facility increased from $300 million to $425 million and the maturity was extended to December 31, 2022 for $387.5 million, while the remaining $37.5 million matures on December 31, 2021. On December 31, 2019, the Company had drawn down a total amount of $81.1 million (net of debt issuance cost).

On April 30, 2019, the Company entered into a senior unsecured note facility with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of €268 million (the “2019 Note Issuance Facility”). The principal amount was issued in May 24, 2019 and was used to prepay and subsequently cancel in full the aforementioned 2019 Notes and for general corporate purposes. The 2019 Note Issuance Facility includes an upfront fee of 2% paid on drawdown and its maturity date is April 30, 2025. Interest accrue at a rate per annum equal to the sum of 3-month EURIBOR plus 4.50%. The interest rate on the 2019 Note Issuance Facility is fully hedged by an interest rate swap with effective date June 28, 2019 and maturity date June 30, 2022, resulting in the Company paying a net fixed interest rate of 4.2%. The 2019 Note Issuance Facility provides that the Company may capitalize interest on the notes issued thereunder for a period of up to two years from closing at the Company´s discretion, subject to certain conditions.

On October 8, 2019, the Company filed a euro commercial paper program (the “Commercial Paper”) with the Alternative Fixed Income Market (MARF) in Spain. The program allows Atlantica to issue short term notes over the next twelve months for up to €50 million, with such notes having a tenor of up to two years. As of the date of this report the Company has issued €25 million under the program at an average cost of 0.66%.

The repayment schedule for the corporate debt as of December 31, 2019 is as follows:

	2020	2021	2022	2023	2024	Subsequent years	Total
New Revolving Credit Facility	701	-	81,164	-	-	-	81,865
Note Issuance Facility	84	-	101,317	100,513	100,413	-	302,327
2017 Credit Facility	4	10,085	-	-	-	-	10,089
2019 Notes Issuance Facility	-	7,938	-	-	-	293,655	301,593
Commercial Paper	27,917	-	-	-	-	-	27,917
Total	28,706	18,023	182,481	100,513	100,413	293,655	723,791

The following table details the movement in Corporate debt for the year 2019, split between cash and non-cash items:

	January 1, 2019	Cash Flow	Non-cash changes	December 31, 2019
Corporate debt	684,073	6,620	33,098	723,791

The non-cash changes primarily relate to interests accrued and to currency translation differences.

Note 15.- Project debt

The main purpose of the Company is the long-term ownership and management of contracted concessional assets, such as renewable energy, efficient natural gas, electric transmission lines and water assets, which are financed through project debt. This note shows the project debt linked to the contracted concessional assets included in Note 6 of these consolidated financial statements.

Project debt is generally used to finance contracted assets, exclusively using as a guarantee the assets and cash flows of the company or group of companies carrying out the activities financed. In most of the cases, the assets and/or contracts are set up as a guarantee to ensure the repayment of the related financing. In addition, the cash of the Company´s projects includes funds held to satisfy the customary requirements of certain non-recourse debt agreements and other restricted cash for an amount of $339 million as of December 31, 2019 ($296 million as of December 31, 2018).

Compared with corporate debt, project debt has certain key advantages, including a greater leverage and a clearly defined risk profile.

The variations for 2019 and 2018 of project debt have been the following:

	Project debt - long term	Project debt - short term	Total
Balance as of December 31, 2018	4,826,659	264,455	5,091,114
Increases	53,222	280,005	333,226
Decreases	(19,272)	(516,147)	(535,418)
Currency translation differences	(33,718)	(2,855)	(36,574)
Reclassifications	(756,981)	756,981	-
Balance as of December 31, 2019	4,069,909	782,439	4,852,348

The line “Increases” includes primarily accrued interests for the year.

The decrease of Project debt during the year 2019 is primarily due to the contractual payments of debt for the year and the partial repayment of Solana debt using the indemnity received from Abengoa for $22.2 million (Note 10). Interests accrued are offset by a similar amount of interests paid during the year.

Due to the PG&E Corporation and its regulated utility subsidiary, Pacific Gas and Electric Company (“PG&E”), chapter 11 filings in January 2019, a default of the PPA agreement with PG&E occurred. Since PG&E failed to assume the PPA within 180 days from the commencement of the PG&E’s chapter 11 proceedings, a technical event of default was triggered under the Mojave project finance agreement in July 2019. Although the Company does not contemplate the scenario under which the DOE would declare the acceleration of debt repayment, the project debt agreement does not have an unconditional right to defer the settlement of the debt for at least twelve months as of December 31, 2019, as the event of default provision make that right not totally unconditional, and therefore the debt has been presented as current in these consolidated financial statements in accordance with International Accounting Standards 1 (“IAS 1”), “Presentation of Financial Statements”.

	Project debt - long term	Project debt - short term	Total
Balance as of December 31, 2017	5,228,917	246,291	5,475,208
Increases	105,466	288,541	393,007
Decreases	(98,450)	(522,317)	(620,767)
First time application of IFRS 9 effective January 1, 2018	(39,599)	-	(39,599)
Debt refinancing IFRS 9 impact	(36,642)	-	(36,642)
Change in the scope of the consolidated financial statements (Note 5)	79,016	2,346	81,362
Currency translation differences	(150,019)	(12,436)	(162,455)
Reclassifications	(262,030)	262,030	-
Balance as of December 31, 2018	4,826,659	264,455	5,091,114

The line “Increases” includes primarily accrued interests for the year.

Main variations in Project debt during the year 2018 were the result of:

-
A net decrease primarily due to the contractual payments of debt for the year and the partial repayment of Solana debt using the indemnity received from Abengoa during the year 2018 for $61.5 million (see Note 10). Interests accrued are offset by a similar amount of interests paid during the year;

-	The impact of the first application of IFRS 9, ´Financial instruments´ from January 1, 2018;

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

The repayment schedule for project debt in accordance with the financing arrangements and assuming there will be no acceleration of the Mojave debt, as of December 31, 2019, is as follows and is consistent with the projected cash flows of the related projects:

2020		2021	2022	2023	2024	Subsequent years	Total
Interest Repayment	Nominal repayment
12,799	256,620	262,787	293,642	319,962	335,067	3,371,724	4,852,348

Current and non-current loans with credit entities include amounts in foreign currencies for a total of $2,291,262 thousand as of December 31, 2019 ($2,464,352 thousand as of December 31, 2018).

The following table details the movement in Project debt for the year 2019, split between cash and non-cash items:

	January 1, 2019	Cash Flow	Non-cash changes	December 31, 2019
Project debt	5,091,114	(531,726)	292,960	4,852,348

The non-cash changes primarily relate to interests accrued and to currency translation differences.

The equivalent in U.S. dollars of the most significant foreign-currency-denominated debts held by the Company is as follows:

	Balance as of December 31,
Currency	2019	2018
Euro	1,882,618	2,049,892
Algerian Dinar	24,331	29,545
South African Rand	384,313	384,915
Total	2,291,262	2,464,352

All of the Company’s financing agreements have a carrying amount close to its fair value.

Note 16.- Grants and other liabilities

Grants and other liabilities as of December 31, 2019 and December 31, 2018 are as follows:

	Balance as of December 31,
	2019	2018
Grants	1,087,553	1,150,805
Other liabilities	554,199	507,321
Grant and other non-current liabilities	1,641,752	1,658,126

As of December 31, 2019, the amount recorded in Grants corresponds primarily to the ITC Grant awarded by the U.S. Department of the Treasury to Solana and Mojave for a total amount of $707 million ($739 million as of December 31, 2018), which was primarily used to fully repay the Solana and Mojave short-term tranche of the loan with the Federal Financing Bank. The amount recorded in Grants as a liability is progressively recorded as other income over the useful life of the asset.

The remaining balance of the “Grants” account corresponds to loans with interest rates below market rates for Solana and Mojave for a total amount of $379 million ($410 million as of December 31, 2018). Loans with the Federal Financing Bank guaranteed by the Department of Energy for these projects bear interest at a rate below market rates for these types of projects and terms. The difference between proceeds received from these loans and its fair value, is initially recorded as “Grants” in the consolidated statement of financial position, and subsequently recorded in “Other operating income” starting at the entry into operation of the plants. Total amount of income for these two types of grants for Solana and Mojave is $59.0 million and $59.3 million for the year ended December 31, 2019 and 2018, respectively.

Other liabilities mainly relate to the investment from Liberty Interactive Corporation (‘Liberty’) made on October 2, 2013 for an amount of $300 million. The investment was made in the parent company of the project entity, in exchange for the right to receive a large part of taxable losses and distributions until such time when Liberty reaches a certain rate of return, or the Flip Date. Given the underperformance of the asset in the last years, the Company cannot assure the Flip Date will occur or when it will occur. The company expects potential cash distributions from Solana to go mostly or entirely to Liberty in the upcoming years. If the Flip Date never occurs or if there is a delay longer than currently anticipated, this will adversely affect the cash flows the Company expected from that project. In addition, the Company signed an option to acquire, until April 30, 2020, Liberty’s equity interest in Solana.

According to the stipulations of IAS 32 and in spite of the fact that the investment of Liberty is in shares, it does not qualify as equity and has been classified as a liability as of December 31, 2019 and 2018. The liability is recorded in Grants and other liabilities for a total amount of $380 million ($358 million as of December 31, 2018) and its current portion is recorded in other current liabilities for the remaining amount (see Note 17). This liability has been initially valued at fair value, calculated as the present value of expected cash-flows during the useful life of the concession, and is then measured at amortized cost in accordance with the effective interest method, considering the most updated expected future cash-flows.

Additionally, other liabilities include $54 million of finance lease liabilities and $60 million of dismantling provision as of December 31, 2019 ($57 million and $57 million as of December 31,2018, respectively).

Note 17.- Trade payables and other current liabilities

Trade payables and other current liabilities as of December 31, 2019 and 2018 are as follows:

	Balance as of December 31,
Item	2019	2018
Trade accounts payables	52,062	109,430
Down payments from clients	565	6,289
Liberty (see Note 16)	41,032	37,119
Other accounts payable	34,403	39,195
Total	128,062	192,033

Trade accounts payables mainly relate to the operating and maintenance of the plants.

Nominal values of Trade payables and other current liabilities are considered to approximately equal to fair values and the effect of discounting them is not significant.

Note 18.- Income Tax

All the companies of Atlantica file income taxes according to the tax regulations in force in each country on an individual basis or under consolidation tax regulations.

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

The Company offsets deferred tax assets and deferred tax liabilities in each entity where the latter has a legally enforceable right to set off current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority.

As of December 31, 2019, and 2018, the analysis of deferred tax assets and deferred tax liabilities is as follows:

Deferred tax assets	Balance as of December 31,
Concept	2019	2018
Net tax credits for tax losses carryforwards	61,693	55,835
Temporary differences on derivatives financial instruments	86,096	79,865
Other temporary differences	177	366
Total deferred tax assets	147,966	136,066

Most of the net tax credits for tax losses carryforwards corresponds to Peru, South Africa and solar plants in Spain as of December 31, 2019.

Temporary differences for derivatives financial instruments are mainly due to ACT ($17 million) and solar plants in Spain ($61 million).

In relation to tax losses carryforwards and deductions pending to be used recorded as deferred tax assets, the entities evaluate their recoverability projecting forecasted taxable result for the upcoming years and taking into account their tax planning strategy. Deferred tax liabilities reversals are also considered in these projections, as well as any limitation established by tax regulations in force in each tax jurisdiction.

Deferred tax liabilities	Balance as of December 31,
Concept	2019	2018
Temporary differences tax/book amortization	145,166	126,792
Other temporary differences tax/book value of contracted concessional assets	83,481	73,793
Other temporary differences	20,349	10,415
Total deferred tax liabilities	248,996	211,000

As of December 31, 2019 and 2018, temporary differences as a result of accelerated tax amortization resulted for some entities in a net deferred tax liability position. These are primarily due to Solana and Mojave ($45 million in 2019 and $55 million in 2018) and solar plants in Spain ($100 million in 2019 and $74 million in 2018).

Other temporary differences between the tax and book value of contracted concessional assets, which resulted in a net deferred tax liability position relate primarily to ACT in both years.

The movements in deferred tax assets and liabilities during the years ended December 31, 2019 and 2018 were as follows:

Deferred tax assets	Amount
As of December 31, 2017	165,136
First application of IFRS 9 effective January 1, 2018	11,811
Increase/(decrease) through the consolidated income statement	(24,195)
Increase/(decrease) through other consolidated comprehensive income (equity)	(10,685)
Other movements	(6,001)
As of December 31, 2018	136,066

Increase/(decrease) through the consolidated income statement	5,809
Increase/(decrease) through other consolidated comprehensive income (equity)	6,147
Other movements	(56)
As of December 31, 2019	147,966

Deferred tax liabilities	Amount
As of December 31, 2017	186,583
First application of IFRS 9 effective January 1, 2018	8,849
Increase/(decrease) through the consolidated income statement	17,996
Change in the scope of the consolidated financial statements (Note 5)	590
Other movements	(3,018)
As of December 31, 2018	211,000

Increase/(decrease) through the consolidated income statement	31,678
Change in the scope of the consolidated financial statements (Note 5)	2,539
Other movements	3,779
As of December 31, 2019	248,996

Details of income tax for the years ended December 31, 2019, 2018 and 2017 are as follows:

	For the twelve-month period ended December 31,
Item	2019	2018	2017
Current tax	(5,081)	(468)	(1,998)
Deferred tax	(25,869)	(42,191)	(117,839)
- relating to the origination and reversal of temporary differences	(25,869)	(42,191)	(98,508)
- relating to changes in tax rates	-	-	(19,331)
Total income tax benefit/(expense)	(30,950)	(42,659)	(119,837)

The reconciliation between the theoretical income tax resulting from applying an average statutory tax rate to profit/(loss) before income tax and the actual income tax expense recognized in the consolidated income statements for the years ended December 31, 2019, 2018 and 2017, are as follows:

	For the year ended December 31,
Concept	2019	2018	2017
Consolidated income / (loss) before taxes	105,558	97,928	14,950
Average statutory tax rate	25%	30%	30%
Corporate income tax at average statutory tax rate	(26,390)	(29,378)	(4,485)
Income tax of associates, net	1,808	1,639	1,765
Differences in foreign tax rates	(7,076)	752	3,304
Permanent differences	11,220	5,385	19,324
Incentives, deductions, and unrecognized tax losses carryforwards	(14,161)	(22,972)	(20,994)
Change in corporate income tax	-	-	(19,331)
U.S. Internal Revenue Code Section 382	-	-	(96,328)
Other non-taxable income/(expense)	3,649	1,915	(3,092)
Corporate income tax	(30,950)	(42,659)	(119,837)

The average statutory tax rate used by the Company changed in 2019 considering some changes in the statutory tax rate of some geographies over the past years.

Permanent differences in 2019, 2018 and 2017 are mainly due to ACT (Mexico).

The main implications derived from the Tax Cuts and Jobs Act enacted in December 2017 in the U.S. entities are:

-	A reduction of the Federal income tax rate from 35% to 21%, effective since January 1, 2018 which effect on the deferred tax assets and liabilities resulted in a $19 million loss in the year 2017;

-
A limitation of the deduction for net interest expense of all businesses in the U.S.  The new limitation is imposed on net interest expense that exceeds 30% of EBITDA from 2018 to 2021, and 30% of EBIT from 2022 onwards. Interests disallowed would be deducted in the future in the event that those limits are not exceeded. After having considered the impacts of Section 382, the Company does not expect significant negative effects from this net interest expense limitation;

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

-	Potential tax erosion in the U.S.: The Company does not expect to have material adverse tax consequences in the U.S. subsidiaries as a result of the measures previously described.

Note 19.- Commitments, third-party guarantees, contingent assets and liabilities

Contractual obligations

The following tables shows the breakdown of the third-party commitments and contractual obligations as of December 31, 2019 and 2018:

2019	Total	2020	2021 and 2022	2023 and 2024	Subsequent

Corporate debt	723,791	28,706	200,504	200,926	293,655
Loans with credit institutions (project debt)	4,105,915	241,116	504,921	598,837	2,761,041
Notes and bonds (project debt)	746,433	28,304	51,508	56,192	610,429
Purchase commitments*	2,991,432	129,595	278,418	269,632	2,313,787
Accrued interest estimate during the useful life of loans	2,472,070	294,676	549,320	471,535	1,156,539

2018	Total	2019	2020 and 2021	2022 and 2023	Subsequent

Corporate debt	684,073	268,905	107,560	205,258	102,350
Loans with credit institutions (project debt)	4,314,307	233,214	476,191	571,374	3,033,528
Notes and bonds (project debt)	776,807	31,241	49,445	54,879	641,242
Purchase commitments*	3,082,495	131,417	264,461	259,775	2,426,842
Accrued interest estimate during the useful life of loans	2,743,132	314,984	565,040	492,932	1,370,176

The figures shown in the tables above do not include equity investments that the Company may be committed to realize in the future, if certain conditions are met, such as equity investments in the PTS project.

*Purchase commitments included lease commitments for $93.0 million as of December 31, 2019 ($97.4 million as of December 31, 2018), of which $5.1 million is due within one year and $87.9 million thereafter as of December 31, 2019 ($5.4 million due within one year and $92.0 million thereafter as of December 31, 2018).

Third-party guarantees

At the close of 2019 the overall sum of Bank Bond and Surety Insurance directly deposited by the subsidiaries of the Company as a guarantee to third parties (clients, financial entities and other third parties) amounted to $38.2 million attributed to operations of technical nature ($32.4 million as of December 31, 2018). In addition, Atlantica Yield plc issued guarantees amounting to $130.1 million as of December 31, 2019 ($60.5 million as of December 31, 2018). Guarantees issued by Atlantica Yield plc correspond mainly to guarantees provided to off-takers in PPAs, guarantees replacing debt service reserve accounts and guarantees for points of access for renewable projects, which have been partially canceled as of the date of this report.

Legal Proceedings

On October 17, 2016, ACT received a request for arbitration from the International Court of Arbitration of the International Chamber of Commerce presented by Pemex. Pemex was requesting compensation for damages caused by a fire that occurred in their facilities during the construction of the ACT cogeneration plant in December 2012, for a total amount of approximately $20 million. On July 5, 2017, Seguros Inbursa, the insurer of Pemex, joined as a second claimant in the process. On December 19, 2018 the parties of the arbitration executed a settlement agreement to finalize the claim without any financial impact for ACT. On March 8, 2019 the ICC arbitration tribunal confirmed the settlement agreement and the arbitration was terminated.

A number of Abengoa’s subcontractors and insurance companies that issued bonds covering Abengoa’s obligations under such contracts in the U.S. have included some of the non-recourse subsidiaries of Atlantica in the U.S. as co-defendants in claims against Abengoa. Generally, the subsidiaries of Atlantica have been dismissed as defendants at early stages of the processes. With respect to a claim addressed by a group of insurance companies to a number of Abengoa’s subsidiaries and to Solana for Abengoa related losses of approximately $20 million that could increase, according to the insurance companies, up to a maximum of  approximately $200 million if all their exposure resulted in losses, Atlantica reached an agreement with all but one of the above-mentioned insurance companies, under which they agreed to dismiss their claims in exchange for payments of approximately $4.3 million, which were paid in 2018. The insurance company that did not join the agreement has temporarily stopped legal actions against Atlantica, and Atlantica does not expect this particular claim to have a material adverse effect on its business.

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

Other matters

Abengoa maintains a number of obligations under EPC, O&M and other contracts, as well as indemnities covering certain potential risks. Additionally, Abengoa represented that further to the accession to its restructuring agreement, Atlantica would not be a guarantor of any obligation of Abengoa with respect to third parties and agreed to indemnify the Company for any penalty claimed by third parties resulting from any breach in such representations. The Company has contingent assets, which have not been recognized as of December 31, 2019, related to the obligations of Abengoa referred above, which result and amounts will depend on the occurrence of uncertain future events. In particular as of April 26, 2018 and November 27, 2018 Abengoa agreed to pay Atlantica certain amounts subject to conditions which are beyond the control of the Company.

The Company entered into a Financial Support Agreement on June 13, 2014, under which Abengoa agreed to maintain any guarantees and letters of credit that have been provided by it on behalf of or for the benefit of Atlantica and its affiliates for a period of five years. This agreement with Abengoa expired in June 2019, and Abengoa’s commitment to maintain guarantees and letters of credit currently outstanding in the Company´s affiliates´ favor expired, as well. The Company replaced all the guarantees where necessary.

Note 20.- Other operating income and expenses

The table below shows the detail of Other operating income and expenses for the years ended December 31, 2019, 2018 and 2017:

	For the twelve-month year ended December 31,
Other operating income	2019	2018	2017

Grants	59,142	59,421	59,707
Income from various services and insurance proceeds	34,632	34,181	21,137
Income from the purchase of the long-term operation and maintenance payable to Abengoa	-	38,955	-
Total	93,774	132,557	80,844

	For the twelve-month year ended December 31,
Other operating expenses	2019	2018	2017
Raw materials and consumables used	(9,719)	(10,648)	(16,983)
Leases and fees	(1,850)	(1,716)	(6,641)
Operation and maintenance	(116,018)	(145,857)	(129,873)
Independent professional services	(41,579)	(43,229)	(36,178)
Supplies	(25,823)	(25,947)	(20,350)
Insurance	(23,971)	(24,227)	(24,289)
Levies and duties	(34,844)	(37,439)	(52,409)
Other expenses	(7,971)	(21,579)	(14,721)
Total	(261,776)	(310,642)	(301,444)

Grants income mainly relate to ITC cash grants and implicit grants recorded for accounting purposes in relation to the FFB loans with interest rates below market rates in Solana and Mojave projects (Note 16).

Other operating income in 2018 includes $39.0 million one-time gain in relation to the purchase from Abengoa of the long-term operation and maintenance payable accrued for the period up to December 31, 2017.

Note 21.- Financial income and expenses

The following table sets forth financial income and expenses for the years ended December 31, 2019, 2018 and 2017:

	For the year ended December 31,
Financial income	2019	2018	2017
Interest income from loans and credits	3,665	36,296	325
Interest rates benefits derivatives: cash flow hedges	456	148	682
Total	4,121	36,444	1,007

	For the year ended December 31,
Financial expenses	2019	2018	2017
Expenses due to interest:
- Loans from credit entities	(259,416)	(256,736)	(253,660)
- Other debts	(89,256)	(100,057)	(137,562)
Interest rates losses derivatives: cash flow hedges	(59,318)	(68,226)	(72,495)
Total	(407,990)	(425,019)	(463,717)

Financial income from loans and credits in 2018 primarily includes a non-monetary financial income of $36.6 million resulting from the refinancing of the debts of Helios 1&2 and Helioenergy 1&2 in the second quarter of 2018 (Note 15).

Interests from other debts are primarily interests on the notes issued by ATS, ATN and Solaben Luxembourg and interests related to the investment from Liberty. The decrease in 2019 and 2018 are primarily due to a lower increase of the amortized cost of the Liberty debt compared to the previous year for $16 million and $23 million respectively (Note 16). Losses from interest rate derivatives designated as cash flow hedges correspond primarily to transfers from equity to financial expense when the hedged item is impacting the consolidated income statement.

Other net financial income and expenses

The following table sets out Other net financial income and expenses for the years 2019, 2018 and 2017:

	For the year ended December 31,
Other financial income / (expenses)	2019	2018	2017
Dividend from ACBH (Brazil)	-	-	10,383
Other financial income	14,152	14,431	28,809
Other financial losses	(15,305)	(22,666)	(20,758)
Total	(1,153)	(8,235)	18,434

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

Other financial income in 2019 and 2018 are primarily interests on deposits and on loan granted to third parties. In 2017, it included a $16.2 million income as a result of the termination of the currency swap agreement with Abengoa.

Other financial losses primarily include expenses for guarantees and letters of credit, wire transfers, other bank fees and other minor financial expenses.

Note 22.- Earnings per share

Basic earnings per share for the year 2019 has been calculated by dividing the profit/(loss) attributable to equity holders of the company by the number of shares outstanding. Diluted earnings per share equals basic earnings per share for the years presented.

	For the year ended December 31,
Item	2019	2018	2017
Profit/(loss) from continuing operations attributable to Atlantica Yield Plc.	62,135	41,596	(111,804)
Average number of ordinary shares outstanding (thousands) - basic and diluted	101,063	100,217	100,217
Earnings per share from continuing operations (US dollar per share) - basic and diluted	0.61	0.42	(1.12)
Earnings per share from profit/ (loss) for the period (US dollar per share) - basic and diluted	0.61	0.42	(1.12)

Note 23.- Other information

23.1 Restricted Net assets

Certain of the consolidated entities are restricted from remitting certain funds to Atlantica Yield plc. as a result of a number of regulatory, contractual or statutory requirements. These restrictions are mainly related to standard requirements to maintain debt service coverage ratios and other requirements from the financing arrangements. In addition, the Company considered Mojave´s net assets as restricted since PG&E filed for reorganization under Chapter 11, resulting in a technical event of default being triggered under Mojave´s project finance agreement in July 2019. At December 31, 2019, the accumulated amount of the temporary restrictions for the entire restricted term of these affiliates was $789 million.

The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 12-04 and concluded the restricted net assets exceeded 25% of the consolidated net assets of the Company as of December 31, 2019. Therefore, the separate financial statements of Atlantica Yield, Plc. do have to be presented (see Appendix V (Schedule I) for details).

23.2. United Kingdom’s exit from the European Union

On January 31, 2020, the United Kingdom (“UK”) ceased to be part of the European Union (“EU”) and entered into a transition period to, among other things, negotiate an agreement with the EU on the future terms of the UK´s relationship with the EU. The transition period is currently expected to end on December 31, 2020. As of the date of this report, the UK and the EU have not reached an agreement. Therefore, the impact of the UK’s departure from, and future relationship with the EU are uncertain.

23.3 Subsequent events

On February 26, 2020, the Board of Directors of the Company approved a dividend of $0.41 per share, which is expected to be paid on March 23, 2020.

Appendices

Appendix I

Entities included in the Group as subsidiaries as of December 31, 2019

Company name	Project name	Registered address	% of nominal share	Business
ACT Energy México, S. de R.L. de C.V.	ACT	Santa Barbara (Mexico)	100.00	(2)
ABY infrastructures USA LLC.		Arizona (United States)	100.00	(5)
ABY Concessions Infrastructures, S.LU.		Seville (Spain)	100.00	(5)
ABY Concessions Perú, S.A.		Lima (Peru)	100.00	(5)
ABY Holdings USA LLC		Arizona (United States)	100.00	(5)
ASHUSA Inc.		Arizona (United States)	100.00	(5)
ABY South Africa (Pty) Ltd		Pretoria (South Africa)	100.00	(5)
ASUSHI, Inc.		Arizona (United States)	100.00	(5)
Atlantica Yield Chile SpA		Santiago de Chile (Chile)	100.00	(5)
ATN, S.A.	ATN	Lima (Peru)	100.00	(1)
ABY Transmisión Sur, S.A.	ATS	Lima (Peru)	100.00	(1)
ACT Holdings, S.A. de C.V.		Mexico D.F. (Mexico)	100.00	(5)
Aguas de Skikda S.P.A.	Skikda	Dely Ibrahim (Algeria)	51.00	(4)
Arizona Solar One, LLC.	Solana	Arizona (United States)	100.00	(3)
ASI Operations LLC		Arizona (United States)	100.00	(3)
ASO Holdings Company, LLC.		Colorado (United States)	100.00*	(5)
Atlantica Investment Ltd.		Brentford (United Kingdom)	100.00	(5)
AYES International UK Ltd		Brentford (United Kingdom)	100.00	(5)
Atlantica Yield España S.L.		Seville (Spain)	100.00	(5)
ATN 2, S.A.	ATN 2	Lima (Peru)	100.00	(1)
AY Holding Uruguay, S.A.		Montevideo (Uruguay)	100.00	(5)
AYES Canada Inc.		Vancouver (Canada)	10.00**	(5)
Banitod, S.A.		Montevideo (Uruguay)	100.00	(5)
Cadonal, S.A.	Cadonal	Montevideo (Uruguay)	100.00	(3)
Carpio Solar Inversiones, S.A.		Seville (Spain)	100.00	(5)
Ecija Solar Inversiones, S.A.		Seville (Spain)	100.00	(5)
CKA1 Holding S. de R.L. de C.V.		Mexico D.F. (Mexico)	100.00	(5)
Estrellada, S.A.	Melowind	Montevideo (Uruguay)	100.00	(3)
Extremadura Equity Investments Sárl.		Luxembourg (Luxembourg)	100.00	(5)
Fotovoltaica Solar Sevilla, S.A.	Seville PV	Seville (Spain)	80.00	(3)
Geida Skikda, S.L.		Madrid (Spain)	67.00	(5)
Helioenergy Electricidad Uno, S.A.	Helioenergy 1	Seville (Spain)	100.00	(3)
Helioenergy Electricidad Dos, S.A.	Helioenergy 2	Seville (Spain)	100.00	(3)
Helios I Hyperion Energy Investments, S.A.	Helios 1	Seville (Spain)	100.00	(3)
Helios II Hyperion Energy Investments, S.A.	Helios 2	Seville (Spain)	100.00	(3)
Hidrocañete S.A.	Mini-Hydro	Lima (Peru)	100.00	(3)
Hypesol Energy Holding, S.L.		Seville (Spain)	100.00	(5)
Kaxu Solar One (Pty) Ltd.	Kaxu	Gauteng (South Africa)	51.00	(3)
Logrosán Equity Investments Sárl.		Luxembourg (Luxembourg)	100.00	(5)
Logrosán Solar Inversiones, S.A.		Seville (Spain)	100.00	(5)
Logrosán Solar Inversiones Dos, S.L.		Seville (Spain)	100.00	(5)
Mojave Solar Holdings, LLC.		Colorado (United States)	100.00	(5)
Mojave Solar LLC.	Mojave	Arizona (United States)	100.00	(3)
Palmatir S.A.	Palmatir	Montevideo (Uruguay)	100.00	(3)

Palmucho, S.A.	Palmucho	Santiago de Chile (Chile)	100.00	(1)
RRHH Servicios Corporativos, S. de R.L. de C.V.		Santa Barbara. (Mexico)	100.00	(5)
Sanlucar Solar, S.A.	PS-10	Seville (Spain)	100.00	(3)
Solaben Electricidad Uno S.A.	Solaben 1	Caceres (Spain)	100.00	(3)
Solaben Electricidad Dos S.A.	Solaben 2	Caceres (Spain)	70.00	(3)
Solaben Electricidad Tres S.A.	Solaben 3	Caceres (Spain)	70.00	(3)
Solaben Electricidad Seis S.A.	Solaben 6	Caceres (Spain)	100.00	(3)
Solaben Luxembourg S.A.		Luxembourg (Luxembourg)	100.00	(5)
Solacor Electricidad Uno, S.A.	Solacor 1	Seville (Spain)	87.00	(3)
Solacor Electricidad Dos, S.A.	Solacor 2	Seville (Spain)	87.00	(3)
ABY Servicios Corporativos S.A.		Seville (Spain)	100.00	(5)
Solar Processes, S.A.	PS-20	Seville (Spain)	100.00	(3)
Solnova Solar Inversiones, S.A.		Seville (Spain)	100.00	(5)
Solnova Electricidad, S.A.	Solnova 1	Seville (Spain)	100.00	(3)
Solnova Electricidad Tres, S.A.	Solnova 3	Seville (Spain)	100.00	(3)
Solnova Electricidad Cuatro, S.A.	Solnova 4	Seville (Spain)	100.00	(3)
Transmisora Mejillones, S.A.	Quadra 1	Santiago de Chile (Chile)	100.00	(1)
Transmisora Baquedano, S.A.	Quadra 2	Santiago de Chile (Chile)	100.00	(1)

(1)	Business sector: Electric transmission lines
(2)	Business sector: Efficient natural gas
(3)	Business sector: Renewable energy
(4)	Business sector: Water
(5)	Holding Company
*	100% of Class A shares held by Liberty (US tax equity investor, non-related party).
**	Atlantica has control over AYES Canada Inc. under IFRS 10, Consolidated Financial Statements.

The Appendices are an integral part of the Notes to the financial statements.

Appendices

Appendix I

Entities included in the Group as subsidiaries as of December 31, 2018

Company name	Project name	Registered address	% of nominal share	Business
ACT Energy México, S. de R.L. de C.V.	ACT	Santa Barbara (Mexico)	100.00	(2)
ABY infraestructuras, S.L.		Seville (Spain)	100.00	(5)
ABY infrastructures USA LLC.		Arizona (United States)	100.00	(5)
ABY Concessions Infrastructures, S.LU.		Seville (Spain)	100.00	(5)
ABY Concessions Perú, S.A.		Lima (Peru)	100.00	(5)
ABY Holdings USA LLC		Arizona (United States)	100.00	(5)
ASHUSA Inc.		Arizona (United States)	100.00	(5)
ABY South Africa (Pty) Ltd		Pretoria (South Africa)	100.00	(5)
ASUSHI, Inc.		Arizona (United States)	100.00	(5)
Atlantica Yield Chile SpA		Santiago de Chile (Chile)	100.00	(5)
ATN, S.A.	ATN	Lima (Peru)	100.00	(1)
ABY Transmisión Sur, S.A.	ATS	Lima (Peru)	100.00	(1)
ACT Holdings, S.A. de C.V.		Mexico D.F. (Mexico)	100.00	(5)
Aguas de Skikda S.P.A.	Skikda	Dely Ibrahim (Algeria)	51.00	(4)
Arizona Solar One, LLC.	Solana	Arizona (United States)	100.00	(3)
ASO Holdings Company, LLC.		Colorado (United States)	100.00*	(5)
Atlantica Investment Ltd.		Brentford (United Kingdom)	100.00	(5)
ATN 2, S.A.	ATN 2	Lima (Peru)	100.00	(1)
AY Holding Uruguay, S.A.		Montevideo (Uruguay)	100.00	(5)
Banitod, S.A.		Montevideo (Uruguay)	100.00	(5)
Cadonal, S.A.	Cadonal	Montevideo (Uruguay)	100.00	(3)
Carpio Solar Inversiones, S.A.		Seville (Spain)	100.00	(5)
Ecija Solar Inversiones, S.A.		Seville (Spain)	100.00	(5)
CKA1 Holding S. de R.L. de C.V.		Mexico D.F. (Mexico)	100.00	(5)
Estrellada, S.A.	Melowind	Montevideo (Uruguay)	100.00	(3)
Extremadura Equity Investments Sárl.		Luxembourg (Luxembourg)	100.00	(5)
Fotovoltaica Solar Sevilla, S.A.	Seville PV	Seville (Spain)	80.00	(3)
Geida Skikda, S.L.		Madrid (Spain)	67.00	(5)
Helioenergy Electricidad Uno, S.A.	Helioenergy 1	Seville (Spain)	100.00	(3)
Helioenergy Electricidad Dos, S.A.	Helioenergy 2	Seville (Spain)	100.00	(3)
Helios I Hyperion Energy Investments, S.A.	Helios 1	Seville (Spain)	100.00	(3)
Helios II Hyperion Energy Investments, S.A.	Helios 2	Seville (Spain)	100.00	(3)
Hidrocañete S.A.	Mini-Hydro	Lima (Peru)	100.00	(3)
Hypesol Energy Holding, S.L.		Seville (Spain)	100.00	(5)
Kaxu Solar One (Pty) Ltd.	Kaxu	Gauteng (South Africa)	51.00	(3)
Logrosán Equity Investments Sárl.		Luxembourg (Luxembourg)	100.00	(5)
Logrosán Solar Inversiones, S.A.		Seville (Spain)	100.00	(5)
Logrosán Solar Inversiones Dos, S.L.		Seville (Spain)	100.00	(5)
Mojave Solar Holdings, LLC.		Colorado (United States)	100.00	(5)
Mojave Solar LLC.	Mojave	Arizona (United States)	100.00	(3)
Palmatir S.A.	Palmatir	Montevideo (Uruguay)	100.00	(3)
Palmucho, S.A.	Palmucho	Santiago de Chile (Chile)	100.00	(1)
RRHH Servicios Corporativos, S. de R.L. de C.V.		Santa Barbara. (Mexico)	100.00	(5)

Sanlucar Solar, S.A.	PS-10	Seville (Spain)	100.00	(3)
Solaben Electricidad Uno S.A.	Solaben 1	Caceres (Spain)	100.00	(3)
Solaben Electricidad Dos S.A.	Solaben 2	Caceres (Spain)	70.00	(3)
Solaben Electricidad Tres S.A.	Solaben 3	Caceres (Spain)	70.00	(3)
Solaben Electricidad Seis S.A.	Solaben 6	Caceres (Spain)	100.00	(3)
Solaben Luxembourg S.A.		Luxembourg (Luxembourg)	100.00	(5)
Solacor Electricidad Uno, S.A.	Solacor 1	Seville (Spain)	87.00	(3)
Solacor Electricidad Dos, S.A.	Solacor 2	Seville (Spain)	87.00	(3)
ABY Servicios Corporativos S.A.		Seville (Spain)	100.00	(5)
Solar Processes, S.A.	PS-20	Seville (Spain)	100.00	(3)
Solnova Solar Inversiones, S.A.		Seville (Spain)	100.00	(5)
Solnova Electricidad, S.A.	Solnova 1	Seville (Spain)	100.00	(3)
Solnova Electricidad Tres, S.A.	Solnova 3	Seville (Spain)	100.00	(3)
Solnova Electricidad Cuatro, S.A.	Solnova 4	Seville (Spain)	100.00	(3)
Transmisora Mejillones, S.A.	Quadra 1	Santiago de Chile (Chile)	100.00	(1)
Transmisora Baquedano, S.A.	Quadra 2	Santiago de Chile (Chile)	100.00	(1)

(1)	Business sector: Electric transmission lines
(2)	Business sector: Efficient natural gas
(3)	Business sector: Renewable energy
(4)	Business sector: Water
(5)	Holding Company
*	100% of Class A shares held by Liberty (US tax equity investor, non-related party).

The Appendices are an integral part of the Notes to the financial statements.

Appendices

Appendix II
Investments recorded under the equity method as of December 31, 2019

Company name	Project name	Registered address	% of nominal share	Business
ABY Infraestructuras, S.L.		Seville (Spain)	20.0	(3)
AC Renovables Sol 1 S.A.S. E.S.P.		Bogota (Colombia)	50.0	(3)
Amherst Island Partnership	Windlectric	Ontario (Canada)	30.0	(3)
Arroyo Energy Netherlands II B.V.	Monterrey	Amsterdam (Netherlands)	30.0	(2)
Ca Ku A1, S.A.P.I de CV		Mexico D.F. (Mexico)	5.0	(2)
Evacuacion Valdecaballeros, S.L.		Caceres (Spain)	57.2	(3)
Evacuación Villanueva del Rey, S.L.		Seville (Spain)	40.0	(3)
Geida Tlemcen S.L.	Honaine	Madrid (Spain)	50.0	(4)
PA Renovables Sol 1 S.A.S. E.S.P.		Bogota (Colombia)	50.0	(3)
Pectonex R.F.		Pretoria (South Africa)	50.0	(3)
SJ Renovables Sun 1 S.A.S. E.S.P.		Bogota (Colombia)	50.0	(3)
SJ Renovables Wind 1 S.A.S. E.S.P.		Bogota (Colombia)	50.0	(3)

Investments recorded under the equity method as of December 31, 2018

Company name	Project name	Registered address	% of nominal share	Business
Evacuacion Valdecaballeros, S.L.		Caceres (Spain)	57.2	(3)
Geida Tlemcen S.L.	Honaine	Madrid (Spain)	50.0	(4)
Pectonex R.F.		Pretoria (South Africa)	50.0	(3)
Evacuación Villanueva del Rey, S.L.		Seville (Spain)	40.0	(3)
Ca Ku A1, S.A.P.I de CV		Mexico D.F. (Mexico)	5.0	(2)

(1)	Business sector: Electric transmission lines
(2)	Business sector: Efficient natural gas
(3)	Business sector: Renewable energy
(4)	Business sector: Water
(5)	Holding Company

The Appendices are an integral part of the Notes to the consolidated financial statements.

Appendices	Appendix III-1

Projects subject to the application of IFRIC 12 interpretation based on the concession of services as of December 31, 2019 and 2018

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

Additionally, on December 28, 2018 ATN completed the acquisition of a 220-kV power substation and two small transmission lines to connect the lines of the Company to the Shahuindo mine located nearby (ATN Expansion 1) and, on October 22, 2019, the Company closed the acquisition of ATN Expansion 2.

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

The technology selected for the Honaine plant is currently the most commonly used in this kind of project. It consists of desalination using membranes by reverse osmosis. Honaine has a capacity of seven M ft3 per day of desalinated water and it is under operation since July 2012. The project serves a population of 1.0 million.

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

Kaxu

Kaxu Solar One, or Kaxu, is a 100 MW solar Conventional Parabolic Trough Project located in Paulputs in the Northern Cape Province of South Africa, approximately 30 km north east of the small town of Pofadder. Atlantica, through ABY South Africa (Pty) Ltd., owns 51% of the Kaxu Project. The Project Company, named Kaxu Solar One (Pty) Ltd., is owned by a consortium composed by ABY South Africa (51%), Industrial Development Corporation of South Africa (29%) and Kaxu Community Trust (20%).

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

Solaben 1&6

The Solaben 1&6 is a 100 MW Concentrated Solar Power facility part of the Extremadura Solar Platform, located in the municipality of Logrosán, Spain. Solaben 1/6 COD was reached on September 1, 2013. Since COD, the projects have obtained good generation aligned with the target production figures.

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

Appendices
Appendix III-2

Projects subject to the application of IFRIC 12 interpretation based on the concession of services as of December 31, 2019

Project name	Country	Status(1)	% of Nominal Share(2)	Period of Concession(4)(5)	off-taker(7)	Financial/ Intangible(3)	Assets/ Investment	Accumulated Amortization	Operating Profit/ (Loss)(8)	Arrangement Terms (price)	Description of the Arrangement
Renewable energy:
Solana	USA	(O)	100.0	30 Years	APS	(I)	1,916,268	(424,627)	47,344	Fixed price per MWh with annual increases of 1.84% per year	30-year PPA with APS regulated by ACC
Mojave	USA	(O)	100.0	25 Years	PG&E	(I)	1,556,638	(312,544)	49,939	Fixed price per MWh without any indexation mechanism	25-year PPA with PG&E regulated by CPUC and CAEC
Palmatir	Uruguay	(O)	100.0	20 Years	UTE, Uruguay Administration	(I)	148,043	(43,967)	3,537	Fixed price per MWh in USD with annual increases based on inflation	20-year PPA with UTE, Uruguay state-owned utility
Cadonal	Uruguay	(O)	100.0	20 Years	UTE, Uruguay Administration	(I)	122,104	(43,987)	2,650	Fixed price per MWh in USD with annual increases based on inflation	20-year PPA with UTE, Uruguay state-owned utility
Melowind	Uruguay	(O)	100.0	20 Years	UTE, Uruguay Administration	(I)	136,421	(22,501)	3,826	Fixed price per MWh in USD with annual increases based on inflation	20-year PPA with UTE, Uruguay state-owned utility

Solaben 2	Spain	(O)	70.0	25 Years	Kingdom of Spain	(I)	308,407	(63,275)	12,763	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solaben 3	Spain	(O)	70.0	25 Years	Kingdom of Spain	(I)	307,174	(65,072)	12,836	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solacor 1	Spain	(O)	87.0	25 Years	Kingdom of Spain	(I)	311,963	(70,393)	11,569	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solacor 2	Spain	(O)	87.0	25 Years	Kingdom of Spain	(I)	324,834	(72,228)	11,559	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solnova 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	311,759	(89,172)	15,482	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solnova 3	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	292,904	(80,829)	16,569	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solnova 4	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	271,943	(74,523)	15,966	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain

Helios 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	313,132	(66,794)	14,095	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Helios 2	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	304,945	(63,626)	14,346	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Helioenergy 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	303,316	(68,486)	14,927	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Helioenergy 2	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	304,083	(66,007)	16,130	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solaben 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	303,392	(54,293)	12,603	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solaben 6	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	300,209	(53,641)	11,730	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Kaxu	South Africa	(O)	51.0	20 Years	Eskom	(I)	543,761	(132,849)	53,040	Take or pay contract for the purchase of electricity up to the contracted capacity from the facility.	20-year PPA with Eskom SOC Ltd. With a fixed price formula in local currency subject to indexation to local inflation

Efficient natural gas:
ACT	Mexico	(O)	100.0	20 Years	Pemex	(F)	610,363	-	113,549	Fixed price to compensate both investment and O&M costs, established in USD and adjusted annually partially according to inflation and partially according to a mechanism agreed in contract	20-year Services Agreement with Pemex, Mexican oil & gas state-owned company

Electric transmission lines:
ATS	Peru	(O)	100.0	30 Years	Republic of Peru	(I)	531,779	(104,201)	28,993	Tariff fixed by contract and adjusted annually in accordance with the US Finished Goods Less Food and Energy inflation index	30-year Concession Agreement with the Peruvian Government
ATN	Peru	(O)	100.0	30 Years	Republic of Peru	(I)	356,876	(93,061)	5,680	Tariff fixed by contract and adjusted annually in accordance with the US Finished Goods Less Food and Energy inflation index	30-year Concession Agreement with the Peruvian Government
Quadra I	Chile	(O)	100.0	21 Years	Sierra Gorda	(F)	41,237	-	5,716	Fixed price in USD with annual adjustments indexed mainly to US CPI	21-year Concession Contract with Sierra Gorda regulated by CDEC and the Superentendencia de Electricidad, among others

Quadra II	Chile	(O)	100.0	21 Years	Sierra Gorda	(F)	55,157	-	6,638	Fixed price in USD with annual adjustments indexed mainly to US CPI	21-year Concession Contract with Sierra Gorda regulated by CDEC and the Superentendencia de Electricidad, among others
ATN 2	Peru	(O)	100.0	18 Years	Las Bambas Mining	(F)	80,407	-	14,432	Fixed-price tariff base denominated in U.S. dollars with Las Bambas	18 years purchase agreement
Water:
Skikda	Argelia	(O)	34.2	25 Years	Sonatrach & ADE	(F)	87,285	-	15,583	U.S. dollar indexed take-or-pay contract with Sonatrach / ADE	25 years purchase agreement
Honaine	Argelia	(O)	25.5	25 Years	Sonatrach & ADE	(F)	N/A(9)	N/A(9)	N/A(9)	U.S. dollar indexed take- or-pay contract with Sonatrach / ADE	25 years purchase agreement

(1)	In operation (O), Construction (C) as of December 31, 2019.
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

(3)	Classified as concessional financial asset (F) or as intangible assets (I).
(4)	The infrastructure is used for its entire useful life. There are no obligations to deliver assets at the end of the concession periods, except for ATN and ATS.
(5)	Generally, there are no termination provisions other than customary clauses for situations such as bankruptcy or fraud from the operator, for example.
(6)	Sales to wholesale markets and additional fixed payments established by the Spanish government.
(7)	In each case the off-taker is the grantor.
(8)	Figures reflect the contribution to the consolidated financial statements of Atlantica Yield Plc. as of December 31, 2019.
(9)	Recorded under the equity method.

The Appendices are an integral part of the Notes to the consolidated financial statements.

Projects subject to the application of IFRIC 12 interpretation based on the concession of services as of December 31, 2018

Project name	Country	Status(1)	% of Nominal Share(2)	Period of Concession(4)(5)	off-taker(7)	Financial/ Intangible(3)	Assets/ Investment	Accumulated Amortization	Operating Profit/ (Loss)(8)	Arrangement Terms (price)	Description of the Arrangement
Renewable energy:
Solana	USA	(O)	100.0	30 Years	APS	(I)	1,937,684	(372,638)	13,563	Fixed price per MWh with annual increases of 1.84% per year	30-year PPA with APS regulated by ACC
Mojave	USA	(O)	100.0	25 Years	PG&E	(I)	1,556,435	(250,973)	56,100	Fixed price per MWh without any indexation mechanism	25-year PPA with PG&E regulated by CPUC and CAEC
Palmatir	Uruguay	(O)	100.0	20 Years	UTE, Uruguay Administration	(I)	148,030	(36,731)	5,070	Fixed price per MWh in USD with annual increases based on inflation	20-year PPA with UTE, Uruguay state-owned utility
Cadonal	Uruguay	(O)	100.0	20 Years	UTE, Uruguay Administration	(I)	122,045	(38,842)	3,553	Fixed price per MWh in USD with annual increases based on inflation	20-year PPA with UTE, Uruguay state-owned utility
Melowind	Uruguay	(O)	100.0	20 Years	UTE, Uruguay Administration	(I)	132,595	(13,205)	203	Fixed price per MWh in USD with annual increases based on inflation	20-year PPA with UTE, Uruguay state-owned utility

Solaben 2	Spain	(O)	70.0	25 Years	Kingdom of Spain	(I)	315,226	(55,685)	12,729	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solaben 3	Spain	(O)	70.0	25 Years	Kingdom of Spain	(I)	314,022	(57,751)	13,367	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solacor 1	Spain	(O)	87.0	25 Years	Kingdom of Spain	(I)	318,987	(62,757)	12,510	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solacor 2	Spain	(O)	87.0	25 Years	Kingdom of Spain	(I)	332,131	(64,219)	11,936	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solnova 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	318,821	(82,190)	14,604	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solnova 3	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	299,539	(74,471)	15,913	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solnova 4	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	278,104	(68,488)	17,710	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain

Helios 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	320,154	(59,290)	12,061	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Helios 2	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	311,764	(56,234)	12,695	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Helioenergy 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	310,186	(61,812)	15,529	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Helioenergy 2	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	310,943	(59,180)	16,258	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solaben 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	310,259	(46,470)	11,623	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solaben 6	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	307,037	(45,922)	12,250	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Kaxu	South Africa	(O)	51.0	20 Years	Eskom	(I)	526,172	(101,943)	56,214	Take or pay contract for the purchase of electricity up to the contracted capacity from the facility.	20-year PPA with Eskom SOC Ltd. With a fixed price formula in local currency subject to indexation to local inflation

Efficient natural gas:
ACT	Mexico	(O)	100.0	20 Years	Pemex	(F)	635,393	-	90,193	Fixed price to compensate both investment and O&M costs, established in USD and adjusted annually partially according to inflation and partially according to a mechanism agreed in contract	20-year Services Agreement with Pemex, Mexican oil & gas state-owned company

Electric transmission lines:
ATS	Peru	(O)	100.0	30 Years	Republic of Peru	(I)	531,677	(86,449)	26,801	Tariff fixed by contract and adjusted annually in accordance with the US Finished Goods Less Food and Energy inflation index	30-year Concession Agreement with the Peruvian Government
ATN	Peru	(O)	100.0	30 Years	Republic of Peru	(I)	336,675	(81,518)	2,685	Tariff fixed by contract and adjusted annually in accordance with the US Finished Goods Less Food and Energy inflation index	30-year Concession Agreement with the Peruvian Government
Quadra I	Chile	(O)	100.0	21 Years	Sierra Gorda	(F)	41,515	-	5,061	Fixed price in USD with annual adjustments indexed mainly to US CPI	21-year Concession Contract with Sierra Gorda regulated by CDEC and the Superentendencia de Electricidad, among others

Quadra II	Chile	(O)	100.0	21 Years	Sierra Gorda	(F)	55,397	-	6,024	Fixed price in USD with annual adjustments indexed mainly to US CPI	21-year Concession Contract with Sierra Gorda regulated by CDEC and the Superentendencia de Electricidad, among others
ATN 2	Peru	(O)	100.0	18 Years	Las Bambas Mining	(F)	81,883	-	12,027	Fixed-price tariff base denominated in U.S. dollars with Las Bambas	18 years purchase agreement
Water:
Skikda	Argelia	(O)	34.2	25 Years	Sonatrach & ADE	(F)	89,770	-	14,446	U.S. dollar indexed take-or-pay contract with Sonatrach / ADE	25 years purchase agreement
Honaine	Argelia	(O)	25.5	25 Years	Sonatrach & ADE	(F)	N/A(9)	N/A(9)	N/A(9)	U.S. dollar indexed take- or-pay contract with Sonatrach / ADE	25 years purchase agreement

(1)	In operation (O), Construction (C) as of December 31, 2018.
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

(3)	Classified as concessional financial asset (F) or as intangible assets (I).
(4)	The infrastructure is used for its entire useful life. There are no obligations to deliver assets at the end of the concession periods, except for ATN and ATS.
(5)	Generally, there are no termination provisions other than customary clauses for situations such as bankruptcy or fraud from the operator, for example.
(6)	Sales to wholesale markets and additional fixed payments established by the Spanish government.
(7)	In each case the off-taker is the grantor.
(8)	Figures reflect the contribution to the consolidated financial statements of Atlantica Yield Plc. as of December 31, 2018.
(9)	Recorded under the equity method.

The Appendices are an integral part of the Notes to the consolidated financial statements.

Appendices

Appendix IV

Additional Information of Subsidiaries including material Non-controlling interest as of December 31, 2019

Subsidiary name	Non- controlling interests name	% of non- controlling interests held	Dividends paid to non- controlling interests	Profit/(Loss) of non- controlling interests in Atlantica consolidated net result 2019	Non- controlling interests in Atlantica consolidated equity as of December 31, 2019	Non- current assets*	Current Assets*	Non- current liabilities*	Current liabilities*	Net Profit /(Loss)*	Total Comprehensive income*

Kaxu Solar One (Pty) Ltd.	Industrial Development Corporation of South Africa (IDC)	29%	-	49	11,520	404,924	72,668	403,366	54,191	1,638	-
	Kaxu Community Trust	20%
Aguas de Skikda S.P.A.	Algerian Energy Company S.P.A.	49%**	4,116	8,473	53,215	85,668	29,363	19,945	7,726	12,477	-
Atlantica Yield Energy Solutions Canada Inc.	Algonquin Power Co.	90%	20,332	-	69,050	98,066	5,789	-	5,788	25,910	-

* Stand-alone figures as of December 31, 2019

** Atlantica Yield Plc. owns 67% of the shares in Geida Skikda, S.L., which in its turn owns 51% of Aguas de Skikda S.P.A., so that indirectly Atlantica Yield Plc. owns 34.17% of Aguas de Skikda S.P.A. The table only shows information related to the Non-Controlling interests of the SPV, Aguas de Skikda S.P.A.

Appendices

Appendix IV

Additional Information of Subsidiaries including material Non-controlling interest as of December 31, 2018

Subsidiary name	Non- controlling interests name	% of non- controlling interests held	Dividends paid to non- controlling interests	Profit/(Loss) of non- controlling interests in Atlantica consolidated net result 2018	Non- controlling interests in Atlantica consolidated equity as of December 31, 2018	Non- current assets*	Current Assets*	Non- current liabilities*	Current liabilities*	Net Profit /(Loss)*	Total Comprehensive income*

Kaxu Solar One (Pty) Ltd.	Industrial Development Corporation of South Africa (IDC)	29%	-	1,085	9,004	423,792	82,232	471,548	16,010	(3,370)	(4,962)
	Kaxu Community Trust	20%
Aguas de Skikda S.P.A.	Algerian Energy Company S.P.A.	49%**	4,461	8,701	52,595	87,451	28,857	25,337	7,218	13,217	-

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

Appendices
Appendix V (Schedule I)
Condensed Financial Statements of Atlantica Yield plc
Condensed statements of financial position of Atlantica Yield Plc.
– Amounts in thousands of usd –

	As of December 31,
	2019	2018
Assets
Investment in affiliates	1,909,066	1,883,964
Loans to affiliates	500,871	605,778
Cash and cash equivalents	66,013	106,734
Other assets	61,161	8,458
Total assets	2,537,111	2,604,934
Liabilities and Equity
Borrowings	695,874	426,748
Notes and bonds	27,917	257,325
Amounts owed to affiliates	192,601	138,222
Other Liabilities	7,205	13,493
Total Liabilities	923,597	835,788
Common Stock	10,160	10,022
Additional paid-in capital	1,011,743	1,481,881
Distributable reserves	889,056	548,059
Other reserves	(637)	-
Retained earnings	(296,808)	(270,816)
Total shareholders’s equity	1,613,514	1,769,146
Total liabilities and equities	2,537,111	2,604,934

Condensed income statements of Atlantica Yield, Plc.
– Amounts in thousands of usd –

	For the year ended December 31,
	2019	2018	2017
Income from
Services	49,622	54,743	123,944
Other financial income	12,772	4,334	17,419
Total income	62,394	59,077	141,363
Expenses
Other operating expenses	(26,120)	(189,116)	(21,173)
Interests Credit entities	(46,781)	(42,321)	(46,292)
Other financial expenses	(15,485)	(12,083)	(21,333)
Total expenses	(88,386)	(243,520)	(88,798)
Income/(Loss) before income taxes	(25,992)	(184,443)	52,565
Income tax benefits/(expense)	-	-	-
Profit/(Loss) for the year	(25,992)	(184,443)	52,565

Other comprehensive income statement of Atlantica Yield, Plc.
– Amounts in thousands of usd –

	For the year ended December 31,
	2019	2018	2017

Profit/(loss) for the year	(25,992)	(184,443)	52,565
Items that may be subject to transfer to income statement
Change in fair value of cash flow hedges	(457)	147	(13,666)
Net income/(expenses) recognized directly in equity	(457)	147	(13,666)
Cash flow hedges	(180)	(328)	(32)
Transfer to income statement	(180)	(328)	(32)
Other comprehensive income/(loss) for the year	(637)	(181)	(13,698)
Total comprehensive income/(loss) for the year	(26,629)	(184,624)	38,867

Condensed cash flow statements of Atlantica Yield, Plc.
– Amounts in thousands of usd –

	For the year ended December 31,
	2019	2018	2017
Cash Flow from operating activities	(48,502)	(30,571)	34,937
Cash Flow—investing activities
Decrease (increase) in investment and advance to affiliates	91,181	66,069	151,033

Net decrease (increase) in other assets	-	-	-

Cash (used for)/provided by investing activities	91,181	66,069	151,033
Cash Flow—financing activities
Net increase/(decrease) in borrowings and other liabilities	45,601	56,000	(64,754)

Dividend paid to shareowner	(159,002)	(133,289)	(94,845)

Capital increase and other	30,000	-	-

Cash from financing activities	(83,401)	(77,289)	(159,599)

Increase (decrease) in cash and cash equivalents during the year	(40,721)	(41,791)	26,371

Cash and cash equivalent at the beginning of the year	106,734	148,525	122,154

Cash and cash equivalent at the end of the year	66,013	106,734	148,525

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

b)
As of December 31, 2019, 2018 and 2017 there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statements, if any.

c)
For the year ended December 31, 2019 and 2018, no cash dividend has been declared to the Company by its consolidated subsidiaries or associated. For the year ended December 2017, cash dividend of $10,383 thousand were declared to the Company by its consolidated subsidiaries or associates.

Reconciliation of the stand-alone to consolidated financial statements of Atlantica Yield Plc.

Profit/(Loss) Reconciliation	For the year ended December 31,
	2019	2018	2017
Stand-alone—IFRS profit/(loss) for the period	(25,992)	(184,443)	52,565
Additional profit/(loss) if subsidiaries had been accounted for using the equity method of accounting as opposed to cost method	88,127	226,039	(164,369)
Consolidated IFRS profit/(loss) for the period attributable to Atlantica Yield plc	62,135	41,596	(111,804)

Equity Reconciliation	As of December 31,
	2019	2018	2017

Stand-alone—IFRS shareholders equity	1,613,514	1,769,146	2,087,059
Additional shareholders equity if subsidiaries had been accounted for using the equity method of accounting as opposed to cost method	101,342	(13,034)	(191,606)
Consolidated IFRS shareholders equity	1,714,856	1,756,112	1,895,453