Form 20-F/A
period 2021-12-31
Atlantica Sustainable Infrastructure plc
filed 2022-03-24
CIK 1601072

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

Date of event requiring this shell company report__________
For the transition period from _________to_________
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

Santiago Seage
Great West House, GW1, 17TH Floor
Great West Road
Brentford, United Kingdom TW8 9DF
Tel: +44 203 499 0465

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, nominal value $0.10 per share	AY	NASDAQ GlobalNAS Select Market

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Explanatory Note

This Amendment No. 1 on Form 20-F/A (“Amendment”) to the Annual Report on Form 20-F for the year ended December 31, 2021 (“Form 20-F”) for Atlantica Sustainable Infrastructure plc (the “Company”), as originally filed with the Securities and Exchange Commission on February 28, 2022, is being filed to (i) include the report of Ernst & Young, S.L., an independent registered public accounting firm (PCAOB ID 1461), with respect to the consolidated statements of financial position of the Company as of December 31, 2021 and 2020 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes, which was inadvertently omitted in the Form 20-F, and (ii) amend Item 19. Exhibits of the Form 20-F.

This Amendment speaks as of the date of February 28, 2022. Except for the inclusion of Ernst & Young, S.L.’s report and the amendment of Item 19. Exhibits of the Form 20-F, as indicated above, this Amendment does not reflect any events that may have occurred subsequent to the original filing date of the Form 20-F and does not modify or update any other disclosure made in such filing.

Additionally, in connection with the filing of this Amendment, the Company is including: (i) new certifications of the Company’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act, (ii) certification pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) and (iii) a new consent of Ernst & Young, S.L. to the incorporation by reference in the Registration Statement (Form F-3 No. 333—258395) of the Company and in the related Prospectus of its report dated February 27, 2022, with respect to the consolidated financial statements of the Company included in the Form 20-F.

TABLE OF CONTENTS

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit No.	Description
1.1
Amended and restated Articles of Association of Atlantica Yield plc (incorporated by reference from Exhibit 3.1 to Atlantica Yield plc’s Form 6-K, as amended, filed with the SEC on May 21, 2018 – SEC File No. 001-36487).

2.1
Description of Securities Registered under Section 12 of the Exchange Act (incorporated by reference from Exhibit 2.1 to Atlantica Sustainable Infrasctructure plc’s Form 20-F, filed with the SEC on February 28, 2022 – SEC File No. 001-36487).

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

4.20
Fifth Amendment to Credit and Guaranty Agreement, dated December 3, 2020. (incorporated by reference from Exhibit 4.20 to Atlantica Sustainable Infrasctructure plc’s Form 20-F, filed with the SEC on February 28, 2022 – SEC File No. 001-36487)

4.21
Sixth Amendment to Credit and Guaranty Agreement, dated March 1, 2021 (incorporated by reference from Exhibit 99.1 from Atlantica Sustainable Infrastructure plc’s Form 6-K filed with the SEC on March 30, 2021 – SEC File No. 001-36487)

4.22
Amendment No. 1 to Note Issuance Facility Agreement, dated March 30, 2021. (incorporated by reference from Exhibit 4.22 to Atlantica Sustainable Infrasctructure plc’s Form 20-F, filed with the SEC on February 28, 2022 – SEC File No. 001-36487).

4.23
Indenture (including Form of Global Notes) relating to Atlantica Sustainable Infrastructure plc’s 4.125% Green Senior Notes due 2028 dated May 18, 2021, by and among Atlantica Sustainable Infrastructure plc, as Issuer, Atlantica Peru S.A., ACT Holding, S.A. de C.V., Atlantica Infraestructura Sostenible, S.L.U., Atlantica Investments Limited, Atlantica Newco Limited, Atlantica North America LLC, as Guarantors, BNY Mellon Corporate Trustee Services Limited, as Trustee, The Bank of New York Mellon, London Branch, as paying agent, and The Bank of New York Mellon SA/NV, Dublin Branch, as registrar and transfer agent (incorporated by reference from Exhibit 4.28 from Atlantica Sustainable Infrastructure plc’s Form 6-K filed with the SEC on May 24, 2021 – SEC File No. 001-36487).

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

8.1
Subsidiaries of Atlantica Sustainable Infrastructure plc. (incorporated by reference from Exhibit 8.1 to Atlantica Sustainable Infrasctructure plc’s Form 20-F, filed with the SEC on February 28, 2022 – SEC File No. 001-36487)

12.1*	Certification of Santiago Seage, Chief Executive Officer of Atlantica Sustainable Infrastructure plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Francisco Martinez-Davis, Chief Financial Officer of Atlantica Sustainable Infrastructure plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of EY
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 1 on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 23, 2022

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

By:	/s/ Santiago Seage
	Name:	Santiago Seage
	Title:	Chief Executive Officer

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

By:	/s/ Francisco Martinez-Davis
	Name:	Francisco Martinez-Davis
	Title:	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Atlantica Sustainable Infrastructure plc

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Atlantica Sustainable Infrastructure plc (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 27, 2022 expressed an unqualified opinion thereon.

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

                                Recoverability assessment of contracted concessional assets

Description of the Matter
As described in Note 6 to the consolidated financial statements, the Company has recorded “contracted concessional” assets of $8,021 million at December 31, 2021, which are primarily classified as intangible assets or financial assets depending on the nature of the payment entitlements established in the respective agreements. Revenue derived from the Company’s contracted concessional assets are governed by power purchase agreements (“PPAs”) with the Company’s customers or by regulation.

As described in Note 2 to the consolidated financial statements, the Company reviews its contracted concessional assets for impairment indicators whenever events or changes in circumstances indicate that the carrying amounts of the assets or group of assets may not be recoverable, or previous impairment losses are no longer adequate. As discussed in Note 6, management identified triggering events at the Solana asset located in the United States (the “Solana US Asset”) and recorded a $43 million impairment charge in 2021.

Auditing the Company’s recoverability assessment related to the contracted concessional assets involves significant judgment in determining whether impairment indicator existed and, if an indicator exists, in the assumptions used by management in the determination if an impairment should be recorded or reversed. The main inputs considered when evaluating for impairment indicators include the performance of the plants versus budget and changes in applicable regulations. The significant assumptions which required substantial judgement or estimation used in management’s impairment calculation of the Solana US Asset are discount rates and projections considering real data based on contract terms and projected changes in both selling prices and costs.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s contracted concessional assets recoverability assessment process. For example, we tested controls over management’s identification of potential impairment indicators, as well as controls over the determination of significant assumptions used in the Solana US Asset impairment calculation, including, among others, the discount rates and underlying projections used in the Company’s impairment assessment.

To test the Company’s impairment indicators assessment for contracted concessional assets, our audit procedures included, among others, comparing actual energy production versus budget and assessing the effects of any identified changes to regulation impacting significant locations.

For the Solana US Asset, we evaluated the design and tested the operating effectiveness of controls over the current year impairment calculation, including management’s review of the significant assumptions used.

As part of our audit procedures on the Solana US Asset, we assessed the appropriateness of the main inputs used in the cash ﬂow projections, by comparing the future estimated performance of the asset to its historical energy production and evaluating the consistency of the actual energy production versus budget for 2021. For the discount rate, we involved our valuation specialists to assist us in calculating and developing a range of discount rates, which we compared to those used by the Company.

We assessed the adequacy of the related disclosures in the Company’s financial statements, including the sensitivity analyses on the energy production and discount rate assumptions.

/s/ ERNST & YOUNG, S.L.
We have served as the Company’s auditor since 2019
Madrid, Spain
February 27, 2022