Form 20-F
period 2022-12-31
Atlantica Sustainable Infrastructure plc
filed 2023-03-01
CIK 1601072

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20509

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022
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

None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 116,055,126 ordinary shares, nominal value $0.10 per share.

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
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new orrevised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b) ☐
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

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions, strategies, future events or performance (often, but not always, through the use of words or phrases such as may result, are expected to, will continue, is anticipated, likely to, believe, will, could, should, would, estimated, may, plan, potential, future, projection, goals, target, outlook, predict, aim and intend or words of similar meaning) are not statements of historical facts and may be forward looking. Such statements occur throughout this annual report and include statements with respect to our expected trends and outlook, potential market and currency fluctuations, occurrence and effects of certain trigger and conversion events, our capital requirements, changes in market price of our shares, future regulatory requirements, the ability to identify and/or make future investments and acquisitions on favorable terms, ability to capture growth opportunities, reputational risks, divergence of interests between our company and that of our largest shareholder, tax and insurance implications, and more. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, important factors included in Part I, of “Item 3.D. Risk Factors” (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could have a significant impact on our operations and financial results, and could cause our actual results, performance or achievements, to differ materially from the future results, performance or achievements expressed or implied in forward-looking statements made by us or on our behalf in this annual report, in presentations, on our website, in response to questions or otherwise. These forward-looking statements include, but are not limited to, statements relating to:

•
The condition of, and changes in, the debt and equity capital markets and other traditional liquidity sources and our ability to borrow additional funds, refinance existing debt and access capital markets, as well as our substantial indebtedness and the possibility that we may incur additional indebtedness going forward;

•	the ability of our counterparties, including Pemex, to satisfy their financial commitments or business obligations and our ability to seek new counterparties in a competitive market;

•
government regulation, including compliance with regulatory and permit requirements and changes in market rules, rates, tariffs, environmental laws and policies affecting renewable energy, including the IRA and recent changes in regulation defining the remuneration of our solar assets in Spain;

•
potential regulatory changes in Spain in relation to the proposed remuneration parameters for the year 2023 to be applicable to our solar assets in Spain published on December 28, 2022 in draft form and which are subject to final publication;

•	changes in tax laws and regulations, including new taxes recently announced in Italy, Spain and the U.K.;

•	risks relating to our activities in areas subject to economic, social and political uncertainties;

•
global recession risks, volatility in the financial markets, a persistent inflationary environment, increases in interest rates and supply chain issues, and the related increases in prices of materials, labor, services and other costs and expenses required to operate our business;

•
risks related to our ability to capture growth opportunities, develop, build and complete projects in time and within budget, including construction risks and risks associated with the arrangements with our joint venture partners;

•
our ability to grow organically and inorganically, which depends on our ability to identify attractive development opportunities, attractive potential acquisitions, finance such opportunities and make new investments and acquisitions on favorable terms;

•	risks relating to new assets and businesses which have a higher risk profile and our ability to transition these successfully;

•	potential environmental liabilities and the cost and conditions of compliance with applicable environmental laws and regulations;

•	risks related to our reliance on third-party contractors or suppliers, including issues with our O&M suppliers and their employees, among others, resulting from disagreements with subcontractors;

•	risks related to disagreements and disputes with our employees, a union and employees represented by a union;

•	risks related to our ability to maintain appropriate insurance over our assets;

•
risks related to our facilities not performing as expected, unplanned outages, higher than expected operating costs and/ or capital expenditures, including as a result of interruptions or disruptions caused by supply chain issues and trade restrictions;

•	risks related to our exposure in the labor market;

•	risks related to extreme and chronic weather events related to climate change could damage our assets or result in significant liabilities and cause an increase in our operation and maintenance costs;

•	the effects of litigation and other legal proceedings (including bankruptcy) against us our subsidiaries, our assets and our employees;

•	price fluctuations, revocation and termination provisions in our off-take agreements and PPAs;

•	risks related to information technology systems and cyber-attacks could significantly impact our operations and business;

•	our electricity generation, our projections thereof and factors affecting production;

•
risks related to our current or previous relationship with Abengoa, our former largest shareholder and currently one of our O&M suppliers, including bankruptcy and reputational risk and particularly the potential impact of Abengoa’s insolvency filing and liquidation process, as well as litigation risk;

•
the termination of certain O&M agreements with Abengoa and performing the O&M services directly and the successful integration of the O&M employees where the services thereunder have been recently replaced and internalized;

•	our guidance targets or expectations with respect to Adjusted EBITDA derived from low-carbon footprint assets;

•	risks related to our relationship with our shareholders, including Algonquin, our major shareholder;

•	the process to explore and evaluate potential strategic alternatives, including the risk that this process may not lead to the approval or completion of any transaction or other strategic change;

•	potential impact of the continuance of the COVID-19 pandemic on our business and our off-takers’, financial condition, results of operations and cash flows;

•	reputational and financial damage caused by our off-takers PG&E, Pemex and Eskom;

•	our plans relating to our financings, including refinancing plans;

•	risks related to Russian military actions in Ukraine and across global geopolitical tensions; and

•	other factors discussed under “Risk Factors”.

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

Unless otherwise specified or the context requires otherwise in this annual report:

•
references to “2020 Green Private Placement” refer to the €290 million (approximately $310 million) senior secured notes maturing on June 20, 2026 which were issued under a senior secured note purchase agreement entered with a group of institutional investors as purchasers of the notes issued thereunder as further described in “Item 5.B— Operating and Financial Review and Prospects— Liquidity and Capital Resources— Corporate debt agreements —2020 Green Private Placement”;

•	references to “Abengoa” refer to Abengoa, S.A., together with its subsidiaries, unless the context otherwise requires;

•	references to “ACT” refer to the gas-fired cogeneration facility located inside the Nuevo Pemex Gas Processing Facility near the city of Villahermosa in the State of Tabasco, Mexico;

•	references to “Adjusted EBITDA” have the meaning set forth in the Section entitled “Presentation of Financial Information—Non-GAAP Financial Measures” in the section below;

•	references to “Albisu” refer to the 10 MW solar PV plant located in Uruguay;

•
references to “Algonquin” refer to, as the context requires, either Algonquin Power & Utilities Corp., a North American diversified generation, transmission and distribution utility, or Algonquin Power & Utilities Corp. together with its subsidiaries;

•
references to “Algonquin ROFO Agreement and Liberty GES ROFO Agreement” refer to the agreements we entered into with Algonquin and with Liberty GES, respectively, on March 5, 2018, under which Algonquin and Liberty GES granted us a right of first offer to purchase any of the assets offered for sale located outside of the United States or Canada as amended from time to time. See “Item 7.B—Related Party Transactions—ROFO Agreements”;

•	references to “Amherst Island Partnership” refer to the holding company of Windlectric Inc;

•
references to “Annual Consolidated Financial Statements” refer to the audited annual consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, including the related notes thereto, prepared in accordance with IFRS as issued by the IASB (as such terms are defined herein), included in this annual report;

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

•	references to “ATN” refer to ATN S.A., the operational electric transmission asset in Peru, which is part of the Guaranteed Transmission System;

•	references to “ATS” refer to Atlantica Transmision Sur S.A.;

•	references to “AYES Canada” refer to Atlantica Sustainable Infrastructure Energy Solutions Canada Inc., a vehicle formed by Atlantica and Algonquin to channel co-investment opportunities;

•	references to “Befesa Agua Tenes” refer to Befesa Agua Tenes, S.L.U.;

•
references to “cash available for distribution” or “CAFD” refer to the cash distributions received by the Company from its subsidiaries minus cash expenses of the Company, including third-party debt service and general and administrative expenses;

•	references to “CAISO” refer to the California Independent System Operator;

•	references to “Calgary District Heating” or “Calgary” refer to the 55 MWt thermal capacity district heating asset in the city of Calgary which we acquired in May 2021;

•	references to “CENACE” refer to Centro Nacional de Control de Energía, the Mexican decentralized public agency, and an Independent System Operator;

•	references to “Chile PV 1” refer to the solar PV plant of 55 MW located in Chile;

•	references to “Chile PV 2” refer to the solar PV plant of 40 MW located in Chile;

•	references to “Chile PV 3” refer to the solar PV plant of 73 MW located in Chile;

•	references to “Chile TL3” refer to the 50-mile transmission line located in Chile;

•	references to “Chile TL4” refer to the 63-mile transmission line located in Chile;

•	references to “CNMC” refer to Comision Nacional de los Mercados y de la Competencia, the Spanish state-owned regulator;

•	references to “COD” refer to the commercial operation date of the applicable facility;

•	references to “Coso” refer to the 135 MW geothermal plant located in California;

•
references to the “Distribution Agreement” refer to the agreement entered into with BofA Securities, Inc., MUFG Securities Americas Inc. and RBC Capital Markets LLC, as sales agents, dated February 28, 2022 as amended on May 9, 2022, under which we may offer and sell from time to time up to $150 million of our ordinary shares and pursuant to which such sales agents may sell our ordinary shares by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the U.S. Securities Act of 1933, as amended;

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

•	references to “GWh” refer to gigawatt hour;

•	references to “IAS” refer to International Accounting Standards issued by the IASB;

•	references to “IASB” refer to the International Accounting Standards Board;

•	references to “IFRIC 12” refer to International Financial Reporting Interpretations Committee’s Interpretation 12—Service Concessions Arrangements;

•	references to “IFRS as issued by the IASB” refer to International Financial Reporting Standards as issued by the IASB;

•	references to “IRA” refer to the U.S. Inflation Reduction Act;

•	references to “IPO” refer to our initial public offering of ordinary shares in June 2014;

•	references to “Italy PV” refer to the solar PV plants with combined capacity of 9.8 MW located in Italy;

•	references to “ITC” refer to investment tax credits;

•	references to “Kaxu” refer to the 100 MW solar plant located in South Africa;

•	references to “La Sierpe” refer to the 20 MW solar PV plant located in Colombia;

•	references to “La Tolua” refer to the 20 MW solar PV plant located in Colombia;

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

•	references to “MW” refer to megawatts;

•	references to “MWh” refer to megawatt hour;

•	references to “MWt” refer to thermal megawatts;

•	references to “Moody’s” refer to Moody’s Investor Service Inc.;

•	references to “NEPA” refer to the U.S. National Environment Policy Act;

•	references to “NOL” refer to net operating loss;

•
references to “Note Issuance Facility 2019” refer to the senior unsecured note facility dated April 30, 2019, as amended on May 14, 2019, October 23, 2020 and March 30, 2021 for a total amount of €268 million, (approximately $287 million), with Lucid Agency Services Limited, as facility agent and a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder which was fully repaid on June 4, 2021;

•
references to “Note Issuance Facility 2020” refer to the senior unsecured note facility dated July 8, 2020, as amended on March 30, 2021 of €140 million (approximately $150 million), with Lucid Agency Services Limited, as facility agent and a group of funds managed by Westbourne Capital, as purchasers of the notes issued thereunder;

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

•
references to “Revolving Credit Facility” refer to the credit and guaranty agreement with a syndicate of banks entered into on May 10, 2018 as amended on January 24, 2019, August 2, 2019, December 17, 2019, August 28, 2020, March 1, 2021 and May 5, 2022 providing for a senior secured revolving credit facility in an aggregate principal amount of $450 million;

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

•	references to “RRRE” refer to the Specific Remuneration System Register in Spain;

•	references to “SEC” refer to the U.S. Securities and Exchange Commission;

•
references to the “Shareholders’ Agreement” refer to the agreement by and among Algonquin Power & Utilities Corp., Abengoa-Algonquin Global Energy Solutions and Atlantica, dated March 5, 2018, as amended;

•	references to “Skikda” refer to the seawater desalination plant in Algeria, which is 34% owned by Atlantica;

•	references to “SOFR” refer to Secured Overnight Financing Rate;

•	references to “Solaben Luxembourg” refer to Solaben Luxembourg S.A.;

•	references to “Solnova 1, 3 & 4” refer to three solar plants with capacity of 50 MW each wholly owned by Atlantica, located in the municipality of Sanlucar la Mayor, Spain;

•	references to “S&P” refer to S&P Global Rating;

•	references to “Tenes” refer to Ténès Lilmiyah SpA, a water desalination plant in Algeria, which is 51% owned by Befesa Agua Tenes;

•	references to “Tierra Linda” refer to the 10 MW solar PV plant located in Colombia;

•	references to “U.K.” refer to the United Kingdom;

•	references to “U.S.” or “United States” refer to the United States of America;

•	references to “Vento II” refer to the wind portfolio in the U.S. in which we acquired a 49% interest in June 2021; and

•	references to “we,” “us,” “our,” “Atlantica” and the “Company” refer to Atlantica Sustainable Infrastructure plc and its consolidated subsidiaries, unless the context otherwise requires.

PRESENTATION OF FINANCIAL INFORMATION

The financial information as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 is derived from, and qualified in its entirety by reference to, our Annual Consolidated Financial Statements, which are included elsewhere in this annual report and prepared in accordance with IFRS as issued by the IASB.

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

Adjusted EBITDA is calculated as profit/(loss) for the year attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest, income tax expense, financial expense (net), depreciation, amortization and impairment charges of entities included in the Annual Consolidated Financial Statements and depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of our equity ownership). Until September 30, 2021, Adjusted EBITDA excluded equity of profit/(loss) of entities carried under the equity method and did not include depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of our equity ownership). Periods prior to December 2021, have been presented accordingly.

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

Information presented as the pro rata share of our unconsolidated affiliates reflects our proportionate ownership of each asset in our portfolio that we do not consolidate and has been calculated by multiplying our unconsolidated affiliates’ financial statement line items by the Company’s percentage ownership thereto. Note 7 to the Annual Consolidated Financial Statements includes a description of our unconsolidated affiliates and our pro rata share thereof. We do not control the unconsolidated affiliates. Multiplying our unconsolidated affiliates’ financial statement line items by the Company’s percentage ownership may not accurately represent the legal and economic implications of holding a non-controlling interest in an unconsolidated affiliate. We include depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of our equity ownership) because we believe it assists investors in estimating the effect of such items in the profit/(loss) of entities carried under the equity method (which is included in the calculation of our Adjusted EBITDA) based on our economic interest in such unconsolidated affiliates. Each unconsolidated affiliate may report a specific line item in its financial statements in a different manner. In addition, other companies in our industry may calculate their proportionate interest in unconsolidated affiliates differently than we do, limiting the usefulness of such information as a comparative measure. Because of these limitations, the information presented as the pro-rata share of our unconsolidated affiliates should not be considered in isolation or as a substitute for our or such unconsolidated affiliates’ financial statements as reported under applicable accounting principles.

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3	KEY INFORMATION

A.	[RESERVED]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risk Factor Summary

Set forth below is only a summary of the key risks we face. See below under this “Item 3.D—Risk Factors.” for a detailed discussion of the numerous risks and uncertainties to which the Company is subject.

Risks Related to Our Business and Our Assets

•	Our failure to maintain safe work environments may expose us to significant financial losses, as well as civil and criminal liabilities.

•
Counterparties to our off-take agreements may not fulfill their obligations and, as our contracts expire, we may not be able to replace them with agreements on similar terms or at all in light of increasing competition in the markets.

•	The concession agreements or PPAs under which we conduct some of our operations are subject to revocation, termination or tariff reduction.

•	The performance of our assets under our PPAs or concession contracts may be adversely affected by problems including those related to our reliance on third-party contractors and suppliers.

•	Supplier concentration may expose us to significant financial credit or performance risk.

•	Certain of our facilities may not perform as expected.

•	Maintenance, expansion and refurbishment of electric generation and other facilities involve significant risks that could result in unplanned power outages or reduced output or availability.

•	Our business may be adversely affected by an increased number of extreme and chronic weather events including related to climate change.

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

•
The COVID-19 pandemic or any other pandemic could have a material adverse impact on our business, financial condition, liquidity, results of operations, cash flows, cash available for distribution and ability to make cash distributions to our shareholders.

•	We may have joint venture partners or other co-investors with whom we have material disagreements.

•
We depend on our key personnel and our ability to attract and retain skilled personnel. The operation and maintenance of most of our assets is labor intensive, and therefore work stoppages by employees could harm our business.

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

•
Abengoa’s financial condition including the insolvency filing by Abengoa S.A. could affect its ability to satisfy its obligations with us under different agreements, such as operation and maintenance agreements as well as indemnities and other contracts in place and may affect our reputation.

•	Legal proceedings involving Abengoa and its current and previous insolvency processes and events and circumstances that led to them could affect us.

•	By virtue of initiating a bankruptcy filing under the Spanish Insolvency Act, Abengoa may be subject to insolvency claw-back actions in which transactions may be set aside.

Risks Related to Our Indebtedness

•
Our indebtedness could limit our ability to react to changes in the economy or our industry, expose us to the risk of increased interest rates and limit our activities due to covenants in existing financing agreements. It could also adversely affect the ability of our project subsidiaries to make distributions to Atlantica, our ability to fund our operations, pay dividends or raise additional capital.

•	We may not be able to arrange the required or desired financing for investments and acquisitions and for the successful refinancing of the Company’s project level and corporate level indebtedness.

•	Potential future defaults by our subsidiaries, our off-takers, our suppliers or other persons could adversely affect us.

Risks Related to Our Growth Strategy

•	We may not be able to identify or consummate future investments and acquisitions on favorable terms, or at all.

•	Our ability to develop renewable projects is subject to construction risks and risks associated with the arrangements with our joint venture partners.

•	In order to grow our business, we may invest in or acquire assets or businesses which have a higher risk profile or are less ESG-friendly than certain assets in our current portfolio.

•	We cannot guarantee the success of our recent and future investments.

•	Our cash dividend policy may limit our ability to grow and make investments through cash on hand.

•	The process to explore and evaluate potential strategic alternatives may not be succesful.

Risks Related to the Markets in Which We Operate

•	We have international operations and investments, including in emerging markets that could be subject to economic, social and political uncertainties.

Risks Related to Regulation

•	We are subject to extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation.

•	Revenues in our solar assets in Spain are subject to review periodically.

Risks Related to Ownership of Our Shares

•	We may not be able to pay a specific or increasing level of cash dividends to holders of our shares in the future.

•	Future dispositions of our shares by substantial shareholders or the perception thereof may cause the price of our shares to fall.

Risks Related to Taxation

•	Changes in our tax position can significantly affect our reported earnings and cash flows.

•	Our future tax liability may be greater than expected if we do not use sufficient NOLs to offset our taxable income.

•	Our ability to use U.S. NOLs to offset future income may be limited.

I.	Risks Related to Our Business and Our Assets

Our failure to maintain safe work environments may expose us to significant financial losses, as well as civil and criminal liabilities.

The ownership, construction and operation of our assets often put our employees and others, including those of our subcontractors, in close proximity with large pieces of mechanized equipment, moving vehicles, manufacturing or industrial processes, electrical equipment, batteries, heat or liquids stored under pressure or at high temperatures and highly regulated materials. On most projects and at most facilities, we, together in some cases with the operation and maintenance supplier, are responsible for safety. Accordingly, we must implement safe practices and safety procedures, which are also applicable to on-site subcontractors. If we or the operation and maintenance supplier or the EPC contractor fail to design and implement such practices and procedures, or if the practices and procedures are ineffective, or if our operation and maintenance service providers or the contractors in charge of the construction of our assets or other suppliers do not follow them, our employees and others may become injured. In addition, the construction and operation of our facilities can involve the handling of hazardous and other highly regulated materials, which, if improperly handled or disposed of, could subject us or our suppliers to civil and criminal liabilities. Unsafe work sites also have the potential to increase employee turnover, increase the cost of a project or the operation of a facility, and raise our operating costs. Although we maintain teams whose primary purpose is to ensure we implement effective health, safety and environmental work procedures throughout our organization, the failure to comply with such regulations could subject us to reputational damage and/or liability. In addition, we may incur liability based on complaints of illness or disease resulting from exposure of employees or other persons to hazardous materials or equipment that we handle or are present in our workplaces. Any of the foregoing could result in civil, criminal or other liabilities, reputational damage and/or financial losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Counterparties to our off-take agreements may not fulfill their obligations and, as our contracts expire, we may not be able to replace them with agreements on similar terms or at all in light of increasing competition in the markets in which we operate.

A significant portion of the electric power we generate, the transmission capacity we have, and our desalination capacity is sold under long-term off-take agreements with public utilities, industrial or commercial end-users or governmental entities, with a weighted average remaining duration of approximately 141 years as of December 31, 2022.

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

1 Calculated as weighted average years remaining as of December 31, 2022 based on CAFD estimates for the 2023-2026 period, including assets that have reached COD before March 1, 2023.

The credit rating of Eskom is currently CCC+ from S&P, Caa1 from Moody’s and BB- from Fitch. Eskom which is the off-taker of our Kaxu solar plant, is a state-owned, limited liability company, wholly owned by the Republic of South Africa. Eskom’s payment guarantees to our Kaxu solar plant are underwritten by the South African Department of Mineral Resources and Energy, under the terms of an implementation agreement. The credit ratings of the Republic of South Africa have also weakened and as of the date of this annual report are BB-/Ba2/BB- by S&P, Moody’s and Fitch, respectively.

In addition, Pemex’s credit rating is currently BBB, B1 and BB- from S&P, Moody’s and Fitch, respectively. We have experienced delays in collections in the past, especially since the second half of 2019, which have been significant in certain quarters. As of December 31, 2022 these delays were shorter than in previous quarters.

The cost of renewable energy has considerably decreased since most of our plants were built and renewable energy has become a consistently competitive source of power generation compared to traditional fossil fuels in many regions, and it is expected to continue falling in the future. Our competitors may be able to operate at lower costs, which may adversely affect our ability to compete for off-take agreement renewals. Our off-takers may try to renegotiate or terminate our PPAs, most of which were signed several years ago and may be more expensive than recent PPAs or current market prices. We may not be able to replace an expiring or terminated agreement with an agreement on equivalent terms and conditions, including at prices that permit operation of the related facility on a profitable basis.

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

The performance of our assets under our power purchase agreements or concession contracts may be adversely affected by problems including those related to our reliance on third-party contractors and suppliers.

Our projects rely on the supply of services, equipment, including technologically complex equipment and software which we subcontract in some cases to third-party suppliers in order to meet our contractual obligations under our PPAs and concessions. In circumstances where key components of our equipment, including, but not limited to, turbines, water pumps, heat exchangers, solar fields, tanks, batteries, transformers or electrical generators fail because of design failures or faulty operation or for any other reason, we rely on internal teams and third parties to continue operating our assets. Equipment may not last as long as expected and we may need to replace it earlier than planned. Damages to our equipment may not be covered by insurance in place. In some cases, the replacement of damaged equipment can take a long period of time, which can cause our plants to curtail or cease operations during such time, which could have a negative impact on our business, financial condition, results of operations and cash flows.

For example, Solana and Kaxu have experienced technical issues in their storage and solar field systems. Repairs have been carried out in both assets. In Solana, availability in the storage system was lower than expected in 2021 and 2022 due to the repairs and replacements that we are carrying out after leaks were identified in the first quarter of 2020. These works have impacted production in 2021 and 2022, together with a lower solar field performance, and may impact production in 2023. We have experienced delays in 2021 and 2022 in the repairs and replacements that we are carrying out. We cannot guarantee that the repairs will be effective, that Solana will reach expected production or that additional repairs will not be required. Similar interruptions could happen again at our plants due to failure of key equipment.

In addition, we are currently starting construction of our first battery storage project Coso Batteries 1, fully developed in-house. We will rely on batteries, software and other components manufactured by third parties which may contain undetected manufacturing-related defects or errors in a sector where our expertise is not as proven as in the rest of our businesses yet. Design failures, technical inspections by suppliers or the need to replace key equipment can require unexpected capital expenditures and/or outages in our plants, which may have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

We often rely on a single contracted supplier or a small number of suppliers for the provision of certain personnel, spare parts, equipment, technology, fuel, transportation of fuel, and/or other services required for the operation of certain of our facilities. If any of these suppliers, including Abengoa, Siemens, Naes, GE, Nordex, EPC suppliers and equipment suppliers for assets under construction cannot or will not perform under their operation and maintenance and other agreements with us, or satisfy their related warranty obligations, we will need to access the marketplace to replace these suppliers or acquire or repair these products. There can be no assurance that the marketplace can provide these products and services as, when and where required. We may not be able to enter into replacement agreements on favorable terms or at all. If we are unable to enter into replacement agreements to provide for equipment, technology or fuel and other required services, we may have to seek to purchase the related goods or services at higher prices. We may also be required to make significant capital contributions to remove, replace or redesign equipment that cannot be supported or maintained by replacement suppliers, which may have a material adverse effect on our business, financial condition, results of operations, and cash flows.

The failure of any supplier to fulfill its contractual obligations to us may have a material adverse effect on our business, financial condition, results of operations and cash flows. Consequently, the financial performance of our facilities may be dependent on the credit quality of, and continued performance by, our suppliers and vendors.

Certain of our facilities may not perform as expected.

Our expectations regarding the operating performance of certain assets in our portfolio, particularly Solana and Kaxu, assets recently acquired such as La Sierpe, Chile TL 4, Italy PV 4 and Chile PV 3 or assets which have recently ended construction such as Albisu, La Tolua and Tierra Linda or assets under construction are based on assumptions, estimates and past experience, and without the benefit of a substantial operating history under our control. Our projections regarding our ability to generate cash available for distribution assumes facilities perform in accordance with our expectations. However, the ability of these facilities to meet our performance expectations is subject to the risks inherent to the construction and operation of such facilities, including, but not limited to, degradation of equipment in excess of our expectations, system failures and outages and higher maintenance capital expenditures than initially expected. The failure of these facilities to perform as we expect and/or higher than expected operational costs or maintenance capital expenditures may have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

-	Severe floods could damage our solar generation assets or our water facilities. Floods can also cause landslides which may affect our transmission lines.

-	If our transmission assets caused a fire, we could be found liable if the fire damaged third parties.

-
Severe winter weather, like the storm in February 2021 in Texas, could cause supply from wind farms to decline due to wind turbine equipment freezing. Also, natural gas assets could trip offline due to operational issues caused by freezing conditions.

-
Rising temperatures and droughts could cause wildfires like the ones that have affected California starting in 2017. In California wildfires have been especially catastrophic, causing human fatalities and significant material losses. Although our assets in California are located in areas without trees and vegetation, wildfires affected PG&E, one of our clients in the recent past (see “Downstream” described below).

-	Severe winds could cause damage to the solar fields at our solar assets.

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

•	Chronic physical.

o	An increase in temperatures can reduce efficiency and increase operating costs at our plants. The main impacts of rising temperatures include:

-	Lower turbine efficiency in our efficient natural gas asset.

-	Reduced efficiency at our solar photovoltaic generation assets.

-	Lower air density at our wind facilities.

o
A reduction of mean precipitations may result in a reduction of availability of water from aquifers and could also modify the main water properties at our generation facilities. Droughts could result in water restrictions that may affect our operations, and which may force us to stop generation at some of our facilities. For example, some regions in Spain are currently experiencing a severe drought, which may affect our facilities. A deterioration of the quality of the water would also have a negative impact on chemical costs in our water treatment plants at our generating facilities.

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

•
Emerging Regulation. Changes in regulation could have a negative impact on Atlantica’s growth or cause an increase in costs. Currently, renewable energy projects benefit from various U.S. federal, state and local governmental incentives. These policies have had a significant impact on the development of renewable energy and they could change. These incentives make the development of renewable energy projects more competitive by providing tax credits, accelerated depreciation and expensing for a portion of the development costs. The U.S. Inflation Reduction Act (IRA) signed into law on August 16, 2022 increased and / or extended some of these incentives and established new ones. For example, the IRA includes, among other incentives, a 30% solar ITC for solar projects to be built until 2032, a PTC for wind projects to be built until 2032, a 30% ITC for standalone storage projects to be built until 2032 and a new tax credit that will award up to $3/kg for low carbon hydrogen. The IRA also includes transferability options for the ITCs and PTCs, which should allow an easier and faster monetization of these tax credits. A reduction in such incentives in the future could decrease the attractiveness of renewable energy to developers, utilities, retailers and customers. In addition, an increase in regulation could cause an increase in our compliance costs. See “—VII Risks Related to Regulation — Government regulations could change at any time and such changes may negatively impact our current business and growth strategy”.

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

Furthermore, several regions are increasing reporting requirements in relation to climate-related risks and opportunities and we will be subject to several of those requirements. From 2024, we will be required to include climate-related disclosures in line with the Taskforce on Climate Financial Disclosures (TCFD) in our UK Annual Report. In addition, we may be subject to new mandatory climate-related disclosures pursuant to SEC, proposed rules that are currently in draft form. Some of our subsidiaries will be subject to report non-financial information in accordance with the requirements of the EU.

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

If one or more of our plants, facilities or electric transmission lines were to be subject in the future to fire, flood, earthquakes, electric storms, lightning (especially in our wind farms), drought or other natural disaster, terrorism, or other catastrophe, or if unexpected geological or other adverse physical conditions were to occur at any of our plants, facilities or electric transmission lines, we may not be able to carry out our business activities at that location or such operations could be significantly reduced. We own two assets in Southern California, which is an area classified as high seismic risk. Any of these circumstances could result in lost revenue at these sites during the period of disruption and costly remediation, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, it is possible that our sites and assets could be affected by criminal or terrorist acts. There are also certain risks for which we may not be able to acquire adequate insurance coverage, including earthquakes and severe convective storms. Any such events could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

The COVID-19 pandemic or any other pandemic could have a material adverse impact on our business, financial condition, liquidity, results of operations, cash flows, cash available for distribution and ability to make cash distributions to our shareholders.

So far, we have not experienced any material impact from the COVID-19 pandemic on our business, results of operations or cash-flows. However, the COVID-19 pandemic or any other potential pandemic could affect our operation and maintenance activities in the future. We may experience delays in certain operation and maintenance activities, or certain activities may take longer than usual, or, in a worst-case scenario, a potential outbreak at one of our assets may prevent our employees or our operation and maintenance suppliers’ employees from operating the plant. All these can hamper or prevent the operation and maintenance of our assets, which may result in a material adverse effect on our business, financial condition, results of operations and cash flows.

We could also experience commercial disputes with our clients, suppliers and partners related to implications of COVID-19 or any other pandemic in contractual relations. All the risks referred to can cause delays in distributions from our assets to the holding company. In addition, we may experience delays in distributions due to logistic and bureaucratic difficulties to approve those distributions, which can negatively affect our cash available for distributions, our business, financial condition and cash flows. If we were to experience delays in distributions due to the risks previously mentioned and this situation persisted over time, we may fail to comply with financial covenants in our credit facilities and other financing agreements.

All these situations may have a material impact on our business, financial condition, results of operations or cash flows or the pace or extent of any subsequent recovery.

We may have joint venture partners or other co-investors with whom we have material disagreements.

We have made and may continue to make equity investments in certain strategic assets managed by or together with third parties, including governmental entities and private entities. In certain cases, we may only have partial or joint control over a particular asset. We hold a minority stake in Vento II (our 596 MW wind portfolio in the United States composed by Elkhorn Valley, Prairie Star, Twin Groves II and Lone Star II), Honaine (Algeria), Monterrey (Mexico), Amherst (Canada) and Ten West Link (United States) and do not have control over the operation of these assets. In addition, we have partners in Seville PV, Solacor 1 & 2, Solaben 2 & 3, Skikda, Kaxu, Chile PV 1, Chile PV 2 and Chile PV 3 and we have invested through a debt instrument in Tenes. We also have partners in projects and assets under development or construction. Investments in assets or projects under development or construction over which we have no, partial or joint control are subject to the risk that the other shareholders of the assets, who may have different business or investment strategies than us or with whom we may have a disagreement or dispute, may have the ability to independently make or block business, financial or management decisions, such as appoint members of management, which may be crucial to the success of the project or our investment in the project, or otherwise implement initiatives which may be contrary to our interests. If we do not have control of a project or an asset, our partner may decide to sell such project or asset under terms and conditions that may not be the most beneficial to us. In Monterrey and Ten West Link we hold minority stakes, and our partners are infrastructure funds that may decide to sell these assets in the future. Additionally, the approval of other shareholders or partners may be required to sell, pledge, transfer, assign or otherwise convey our interest in such assets. Alternatively, other shareholders may have rights of first refusal or rights of first offer in the event of a proposed sale or transfer of our interests in such assets or in the event we acquire an interest in new assets pursuant to ROFO agreements with third parties. These restrictions may limit the price or interest level for our interests in such assets, in the event we want to sell such interests.

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

We depend on our key personnel and our ability to attract and retain skilled personnel. The operation and maintenance of most of our assets is labor intensive, and therefore work stoppages by employees could harm our business.

In some of the geographies where we operate, competition for qualified personnel is high and our turnover has increased recently, in particular in the United States. Some of our assets are in remote locations, and it may be difficult for us to retain employees or to cover certain positions. We may experience difficulty in hiring and retaining employees with appropriate qualifications. We may face high turnover, requiring us to dedicate time and resources to find and train new employees. The challenging markets in which we compete for talent may also require us to invest significant amounts of cash and equity to attract and retain employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, the performance of our assets, our business and future growth prospects and ability to compete could be adversely impacted.

In addition, the operation and maintenance of most of our assets is labor intensive and in many cases our employees and our operators’ employees are covered by collective bargaining agreements. A dispute with a union or employees represented by a union could result in production interruptions caused by work stoppages. In addition, we subcontract the operation and maintenance services for some of our assets. If our employees or our operators’ employees were to initiate a work stoppage, they may not be able to reach an agreement with them in timely fashion. If a strike or work stoppage or disruption were to occur, our business, financial conditions, results of operations and cash flows may be materially adversely affected.

Revenue from some of our renewable energy facilities is or may be partially exposed to market electricity prices.

We currently have three assets with merchant revenues (Chile PV 1 and Chile PV 3, where we have a 35% ownership, and Lone Star II, where we have a 49% ownership) and one asset with partially contracted revenues (Chile PV 2, where we have a 35% ownership). If electricity market prices in these assets are lower than expected, we will not able to reach our expected returns and, in Chile PV1, we might not be able to repay the project debt as it comes due. In 2022, considering that expected electricity prices in Chile have decreased and are currently lower than the prices assumed in the moment of the acquisition, we have identified an impairment triggering event, in accordance with IAS 36, (Impairment of Assets). As a result, an impairment test has been performed which resulted in the recording of an impairment loss of $20.4 million as of December 31, 2022. Although assets with merchant exposure represent less than a 2%2 of our portfolio in terms of Adjusted EBITDA, if electricity market prices were lower than expected, this may have a negative impact on our business, revenues, results of operations and cash flows.

Market prices may be volatile and are affected by various factors, including the cost of raw materials, user demand, and the price of GHG emission where applicable. During the year 2022, electricity market prices in Europe have also been affected by the war in Ukraine. In several of the jurisdictions in which we operate including Spain, Chile and Italy, we are exposed to remuneration schemes which contain both regulated incentives and market price components. In such jurisdictions, the regulated incentive or the contracted component may not fully compensate for fluctuations in the market price component, and, consequently, total remuneration may be volatile. Recent high market prices in that we have been experiencing in Spain since the third quarter of 2021 are resulting in higher cash collections which, in accordance with the regulation in place, has caused a reduction of the regulated remuneration component in 2022 and will cause a further reduction of the regulated component starting from 2023 (see “—VII Risks related to Regulation — Revenues in our solar assets in Spain are mainly defined by regulation and some of the parameters defining the remuneration are subject to review every periodically.”).

2 Calculated as a percentage of our Adjusted EBITDA for the year 2022.

In addition, operating costs in certain of our existing or future projects depend to some extent on market prices of electricity used for self-consumption and, to a lower extent, on market prices of natural gas. In Spain, for example, operating costs have increased as a result of the increase in the price of natural gas and electricity.

There can be no assurance that market prices will remain at levels which enable us to maintain profit margins and desired rates of return on investment. A decline in market prices below anticipated levels could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Additionally, in some of our current or future PPAs, and contracts our subsidiaries have obligations to reach a minimum production, to deliver certain amounts of energy irrespective of actual production or to settle with the customer for the difference between the market price at our delivery point and a pre-agreed price in certain locations. This can result in our subsidiaries facing additional costs to purchase or sell power in the market or to settle for differences or defaulting on PPAs or contracts or not reaching minimum production. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Lack of electric transmission capacity availability, potential upgrade costs to the electric transmission grid, and other systems constraints could significantly impact our ability to generate electricity power sales and develop new projects.

We depend on electric interconnection and transmission facilities owned and operated by others to deliver the wholesale power we sell from our electric generation assets to our customers. We also depend on the assignment of the access to new interconnection points for the development and construction of new projects. A failure or delay in the operation or development of these interconnection or transmission facilities or a significant increase in the cost of the development of such facilities could result in the loss of revenues or in delays in the development and construction of new assets. Such failures or delays could limit the amount of power our operating facilities deliver or delay the completion of our construction projects, as the case may be. Additionally, such failures, delays or increased costs may have a material adverse effect on our business, financial condition, results of operations and cash flows. If a region’s electric transmission infrastructure is inadequate, our ability to generate electricity may be limited. If restrictive transmission price regulation is imposed, the transmission companies may not have a sufficient incentive to invest in expansion of transmission infrastructure. We cannot predict whether interconnection and transmission facilities will be expanded in specific markets to accommodate competitive access to those markets. Certain of our operating facilities’ generation of electricity may be curtailed without compensation, or access to the grid might become uneconomical at certain times, due to transmission limitations or limitations on the electricity grid’s ability to accommodate intermittent electricity generating sources, reducing our revenues and impairing our ability to fully capitalize on a particular facility’s generating potential. For example, in 2022 our wind assets in the U.S. and our solar assets in Chile and in Spain have been subject to curtailment and may be subject to similar or higher curtailment in the future. In addition, our solar assets in Spain need to achieve an annual minimum production threshold in order to obtain the right to receive the Remuneration on Investment (Rinv). In the second quarter and beginning of third quarter of 2022, some of these assets were subject to significant technical curtailment by the grid operator, which had happened very seldomly in the past. If this curtailment happened again in the future, Atlantica’s assets may not reach the annual minimum production threshold necessary to obtain the Remuneration on Investment (Rinv). Curtailments in our different geographies may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our information technology and communications systems are subject to cybersecurity risk and other risks. The failure of these systems could significantly impact our operations and business.

We are dependent upon information technology systems to run our operations. Our information technology systems are subject to disruption, damage or failure from a variety of sources, including, without limitation, computer viruses, security breaches, cyber-attacks, ransomware attacks, malicious or destructive code, phishing attacks, natural disasters, design defects, denial-of-service-attacks or information or fraud or other security breaches. Recently, energy facilities worldwide have been experiencing an increased number of cyber-attacks. Cybersecurity incidents, in particular, are constantly evolving and include malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and to the corruption of data. There have been cyberattacks within the energy industry on electricity infrastructure such as substations and related assets in the past and there may be such attacks in the future. Our generation assets, transmission facilities, storage facilities, information technology systems and other infrastructure facilities and systems could be direct targets of, or otherwise be materially adversely affected by such activities.

Given the unpredictability of the timing, nature and scope of information technology disruptions, we could potentially be subject to production stops, unavailability in our transmission lines, operational delays, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of our systems and networks or financial losses from remedial actions. These events could cause reputational damage and could limit our ability to raise capital. In addition, the implementation of security guidelines and measures has resulted in and is expected to continue to result in increased costs. Such events or actions may materially adversely affect our  business, financial condition, results of operations and prospects

We maintain global information technology and communication networks and applications to support our business activities. Given the increasing sophistication and evolving nature of the above mentioned threats, we cannot rule out the possibility of them occurring in the future, and information technology security processes may not prevent future damages to systems, malicious actions, denial-of-service attacks, or fraud, resulting in corruption of our systems, theft of commercially sensitive data, unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information, misappropriation of funds and businesses (also known as phishing), or other material disruptions to network access or business operations. Material system breaches and failures could result in significant interruptions that could in turn affect our operating results and reputation and cash flows.

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

Excessive killing of protected species or other environmental accidents or hazards could result in requirements to implement mitigation strategies, including curtailment of operations, and/or substantial monetary fines and negative publicity. We cannot guarantee that any curtailment of operations, monetary fines that are levied, decrease on our ESG ratings and credentials or negative publicity as a result of incidental killing of protected species and other environmental hazards will not have a material adverse effect on our business, financial condition, results of operations and cash flows. Violations of environmental and other laws, regulations and permit requirements may also result in criminal sanctions or injunctions.

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

Currently, Algonquin beneficially owns 42.2% of our ordinary shares and is entitled to vote approximately 41.5% of our ordinary shares. As a result of this ownership, Algonquin has substantial influence on our affairs and has the power to vote a significant percentage of the shares eligible to vote on any matter requiring the approval of our shareholders. Such matters include the election of directors, the adoption of amendments to our articles of association and approval of mergers, the sale of all or a high percentage of our assets and other strategic transactions.

In addition, Algonquin or other significant shareholders (present or future) could exercise substantial influence and could seek to direct or change our strategy or corporate governance or could obtain effective control of us. The Shareholders Agreement that we have entered into with Algonquin may be amended and Algonquin may increase its voting rights above 41.5% or may increase its equity interest and take a controlling position in Atlantica and change our strategy, including our dividend policy. Algonquin may also sell its stake in Atlantica and a third party may gain control over us and decide to change our strategy. There can be no assurance that the interests of Algonquin or other (present or future) significant shareholders will coincide with the interests of our other shareholders or that Algonquin or other significant shareholders (present or future) will act in a manner that is in our best interests. This concentration of ownership of our shares may also have the effect of discouraging others from making tender offers for our shares or propose other transactions that might otherwise provide you with an opportunity to dispose of or realize a premium on your investment in our shares.

Further, our reputation is closely related to that of Algonquin. Any damage to the public image or reputation of Algonquin including as a result of adverse publicity, poor financial or operating performance, liquidity, changes in financial condition, rating downgrades, decline in the price of its shares or otherwise could have a material adverse effect on our business, financial condition, results of operations, cash flows or the price of our shares.

Our ownership structure and certain agreements may create significant conflicts of interest that may be resolved in a manner that is not in our best interests.

Our ownership structure involves several relationships that may give rise to certain conflicts of interest between us, Algonquin, and the rest of our shareholders. Currently, one of our directors is an officer of Algonquin and another director was an officer of Algonquin until recently.

Currently, Algonquin is a related party and may have interests that differ from our interests, including with respect to the growth appetite, types of investments made, the timing and amount of dividends paid by us, the re-investment of returns generated by our operations, the use of leverage or capital increases when making investments, the appointment of outside advisors and service providers and the potential sale of their equity interest in Atlantica, including its timing and process, among others. Any transaction between us and Algonquin or Liberty GES (including the acquisition of any assets under the ROFO Agreements or any co-investment with Algonquin or Liberty GES or any investment in an Algonquin or Liberty GES asset) is subject to our related party transactions policy, which requires prior approval of such transaction by the related party transactions committee, which is composed of independent directors. The existence of our related party transactions approval policy may not insulate us from derivative claims related to related party transactions and the conflicts of interest described in this risk factor. Regardless of the merits of such claims, we may be required to spend significant management time and financial resources in the defense thereof. Additionally, to the extent we fail to appropriately deal with any such conflicts, it could negatively impact our reputation and ability to raise additional funds and the willingness of counterparties to do business with us, all of which may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Abengoa’s financial condition including the insolvency filing by Abengoa S.A. could affect its ability to satisfy its obligations with us under different agreements, such as operation and maintenance agreements as well as indemnities and other contracts in place and may affect our reputation.

In 2021, Abengoa performed operation and maintenance (O&M) services for assets that represented approximately 47% of our consolidated revenue for that year. Following the internalization of the O&M services in Kaxu and in part of our assets in Spain during 2022, Abengoa provided services for assets representing approximately 20% of our consolidated revenue in 2022. As of the date of this annual report, we are in the process of transitioning the O&M services for these assets in Spain from an Abengoa subsidiary to a Company’s subsidiary. Once this transfer is completed, we expect Abengoa to provide O&M services for assets representing less than 5% of our consolidated revenue in 2022.

On February 22, 2021, Abengoa, S.A., which is the holding company of subsidiaries performing O&M services for those assets, filed for insolvency proceedings in Spain. In addition, on July 28, 2022, the subsidiary in Spain performing the O&M services at some of our plants filed for insolvency proceedings.

In addition, the project financing arrangement for Kaxu contained a cross-default provision related to Abengoa S.A.’s insolvency filing. In September 2021, we obtained a waiver for such cross-default which became effective on March 31, 2022, following the transfer of the employees performing the O&M in Kaxu from an Abengoa subsidiary to an Atlantica subsidiary and other conditions. The Kaxu project debt was reclassified to non-current as of that date.

There may be unanticipated consequences of Abengoa S.A. insolvency filings and potential liquidation process, Abengoa’s subsidiary in Spain, Abenewco1, S.A.’s and certain other Abengoa’s subsidiaries pre-insolvency filings or potential insolvency filings, further restructurings by Abengoa or ongoing bankruptcy proceedings by Abengoa’s subsidiaries that we have not yet identified. There are uncertainties as to how any further bankruptcy proceedings would be resolved and how our current O&M agreements or other relationships with Abengoa would be affected following the initiation or resolution of any such proceedings.

In addition, in Mexico, Abengoa was the owner of a plant that shares certain infrastructure and has certain back-to-back obligations with ACT. ACT is required to deliver an equipment to Pemex which has been recently donated and delivered to ACT by such plant. If we are unable to comply with these obligations, it may result in a material adverse effect on ACT and on our business, financial conditions, results of operations and cash flows. According to public information, the plant mentioned above is currently controlled by a third party.

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

Prior to the completion of our initial public offering in 2014, we and many of our assets were part of Abengoa. Many of our senior executives have previously worked for Abengoa. Abengoa’s current and prior restructuring processes, and the events and circumstances that led to them, are currently the subject of various legal proceedings (including the insolvency proceedings filed in Spain on February 22, 2021 and July 28, 2022 by Abengoa S.A. and its subsidiary in Spain performing the O&M services at some of our plants, respectively) and investigations, and may in the future become the subject of additional proceedings. To the extent that allegations are made in any such proceedings that involve us, our assets, our dealings with Abengoa or our employees, such proceedings may have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as on our reputation and employees.

In addition, given that Abengoa is incorporated in Spain and has assets and operations in several countries around the world, bankruptcy laws other than those of Spain could apply. The rights of Abengoa’s creditors may be subject to the laws of a number of jurisdictions and such multi-jurisdictional proceedings are typically complex and often result in substantial uncertainty. In addition, the bankruptcy and other laws of such jurisdictions may be materially different from, or in conflict with, one another. If Abengoa is subject to U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of its assets, wherever located, including property situated in other countries.

Current, future and potential bankruptcy proceedings by Abengoa S.A. or its subsidiaries may permanently affect their operations, which may have a material adverse effect on our business, financial condition, results of operations and cash flows. We cannot predict how any bankruptcy proceeding would be resolved or how our relationship with those entities will be affected following the initiation or after the resolution of any such proceedings.

Under the Spanish Insolvency Act, Abengoa may be subject to insolvency claw- back actions in which transactions may be set aside.

Under the Spanish Insolvency Act, any transaction entered into within two years immediately prior to the commencement of an insolvency proceeding that is deemed to be materially damaging to the insolvency estate (whether or not there was intent to defraud) could be set aside through claw-back actions. Material damage is assessed by the Spanish court on the basis of the circumstances at the time the transaction was entered into (including if the transaction was suitable at the time and if it was entered into on an arm’s length basis), without the benefit of hindsight and without considering subsequent events or occurrences, including events in relation to insolvency proceedings or the request to set-aside the transaction.

Transactions that are more frequently subject to claw-back relate to avoidable preferences, transfers of assets below fair market value or for little or no consideration. If any of the transactions entered into between us and Abengoa (or any subsidiary thereto that is declared insolvent), including those related to drop-downs assets, were subject to a claw-back action by a Spanish court, unless it is determined we acted in bad faith, such transaction would be unwound and we would receive back the cash paid, which may have a material adverse effect on our business, financial condition, results of operations and cash flows.

III.	Risks Related to Our Indebtedness

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

As of December 31, 2022, we had (i) $4,553.1 million of total indebtedness under various project-level debt arrangements and (ii) $1,017.1 million of total indebtedness under our corporate arrangements, which include the Revolving Credit Facility, the Note Issuance Facility 2020, the 2020 Green Private Placement, the Green Exchangeable Notes and the Green Senior Notes. Furthermore, we may incur in the future additional project-level debt and corporate debt.

Our substantial debt could have important negative consequences on our business, financial condition, results of operation and cash flows including:

•	increasing our vulnerability to general economic and industry conditions;

•
requiring a substantial portion of our cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to pay dividends to holders of our shares or to use our cash flow to fund our operations, capital expenditures, and future business opportunities;

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

•
exposing us to the risk of increased interest rates because a portion of some of our borrowings (approximately 7% as of December 31, 2022 after giving effect to hedging agreements) are at variable interest rates;

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

In addition, the global capital and credit markets have experienced in the past and may continue to experience periods of extreme volatility and disruption. At times, our access to financing was curtailed by market conditions and other factors. Continued disruptions, uncertainty or volatility in the global capital and credit markets may limit our access to additional capital required to refinance our debt on satisfactory terms or at all, may limit our ability to replace, in a timely manner, maturing liabilities, and may limit our access to new debt and equity capital to make further investments and acquisitions. Volatility in debt markets may also limit our ability to fund or refinance many of our projects and corporate level debt, even in cases where such capital has already been committed. In addition, given that our dividend policy is to distribute a high percentage of our cash available for distribution, our growth strategy and refinancing relies on our ability to raise capital to finance our investments and acquisitions. Our high pay-out ratio may hamper our ability to manage liquidity in moments when accessing capital markets becomes more challenging.  In the event we are not able to raise capital, we may have to postpone or cancel planned acquisitions, investments or capital expenditures. The inability to raise capital, higher costs of capital or postponement or cancellation of planned acquisitions, investments or capital expenditures may have a materially adverse effect on our business, financial condition, results of operations and cash flows. If financing is available, utilization of our credit facilities, debt securities or project level financing for all or a portion of the purchase price of an acquisition, as applicable, could significantly increase our interest expense and debt repayment, impose additional or more restrictive covenants, and reduce cash available for distribution.

We may be subject to increased finance expenses if we do not effectively manage our exposure to interest rate and foreign currency exchange rate risks.

We are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes and foreign currency exchange rate fluctuations. Some of our indebtedness (including project-level indebtedness) bears interest at variable rates, generally linked to market benchmarks such as EURIBOR, LIBOR or over the alternative rates replacing LIBOR, including SOFR. During 2022, the U.S. Federal Reserve has increased the reference interest rates in the United States from 0.125% to a targeted range between 4.25% and 4.50% and has announced additional increases in 2023. Similarly, the European Central Bank has increased the reference interest rates in the Euro zone from negative levels up to 2% and also expects additional increases. Any increase in interest rates would increase our finance expenses relating to our un-hedged variable rate indebtedness and increase the costs of refinancing our existing indebtedness and issuing new debt.

In addition, we seek to actively work with lending financial institutions to mitigate our interest rate risk exposure and to secure lower interest rates by entering into interest rate options and swaps. We estimate that approximately 92% of our project debt and 96% of our corporate debt was fixed or hedged as of December 31, 2022. The Revolving Credit Facility, with a limit of $450 million of which $385.1 million were available as of December 31, 2022 is subject to variable interest rates.

In addition, although most of our long-term contracts are denominated in, indexed or hedged to U.S. dollars, we conduct our business and incur certain costs in the local currency of the countries in which we operate. In addition, the revenues, costs and debt of our solar assets in Spain, Italy, South Africa and Colombia are denominated in local currency. We have a hedging strategy for our solar assets in Europe. Since the beginning of 2017, we have maintained euro-denominated debt at the corporate level. Interest payments in euros and our euro denominated general and administrative expenses create a natural hedge for a portion of the distributions from assets in Europe. Our strategy is to hedge the exchange rate for the distributions received in euros after deducting euro-denominated interest payments and euro-denominated general and administrative expenses. Through currency options, we hedge on a rolling basis 100% of the net euro net exposure for the next 12 months and 75% of the net euro net exposure for the following 12 months. However, if the euro continued to depreciate against the U.S. dollar, we would have a negative impact on our cash flows after 24 months. In addition, a depreciation of the South African rand, the Colombian peso or a long-term depreciation of the Euro could have a negative impact on our results of operations and cash flows. See “Item 5.A—Operating and Financial Review and Prospects —Results of Operations—Factors Affecting the Comparability of Our Results of Operations.”

In addition, although we hedge cash-flows in euros, fluctuations in the value of the euro in relation to the U.S. dollar may affect our operating results. For example, revenue in euro-denominated companies could decrease when translated to U.S. dollars at the average foreign exchange rate solely due to a decrease in the average foreign exchange rate, in spite of revenue in the original currency being stable. Fluctuations in the value of South African rand and Colombian peso with respect to the U.S. dollar may also affect our operating results.

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

Potential future defaults by our subsidiaries, our off-takers, our suppliers or other persons could adversely affect us.

The financing agreements of our project subsidiaries are primarily loan agreements which provide that the repayment of the loans (and interest thereon) is secured solely by the shares, physical assets, contracts and cash flow of that project company. This type of financing is usually referred to herein as “project debt.” As of December 31, 2022, we had $4,553.1 million of outstanding indebtedness under various project-level debt arrangements.

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

On July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that the sustainability of LIBOR cannot be guaranteed and that the FCA will no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021. On May 31, 2019, the Alternative Reference Rates Committee proposed that the Secured Overnight Financing Rate (“SOFR”) is the rate that represents best practice as the alternative to USD-LIBOR for use in derivatives and other financial contracts that are currently indexed to USD-LIBOR. SOFR is a more generic measure than LIBOR and considers the cost of borrowing cash overnight, collateralized by U.S. Treasury securities. Moreover, on March 5, 2021, the ICE Benchmark Administration, which administers LIBOR, and the FCA announced that all LIBOR settings will either cease to be provided by any administrator, or no longer be representative immediately after December 31, 2021, for all non-USD LIBOR settings and one-week and two-month USD-LIBOR settings, and immediately after June 30, 2023 for the remaining USD-LIBOR settings, such as the overnight, one-month, three-month, six-month and 12-month USD-LIBOR settings. Accordingly, the FCA has stated that is does not intend to persuade or compel banks to submit to LIBOR after such respective dates. Until such time, however, FCA panel banks have agreed to continue to support LIBOR.

As a result of the phase out of LIBOR, we had to renegotiate and may have to renegotiate certain of our LIBOR-based debt and derivative instruments to reflect the phase out of LIBOR and substitute for SOFR or another replacement benchmark.

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

If any investor acquires over 50.0% of our shares or if our ordinary shares cease to be listed on the NASDAQ or a similar stock exchange, we may be required to refinance all or part of our corporate debt or obtain waivers from the related noteholders or lenders, as applicable, due to the fact that all of our corporate financing agreements contain customary change of control provisions and delisting restrictions. If we fail to obtain such waivers and the related noteholders or lenders, as applicable, elect to accelerate the relevant corporate debt, we may not be able to repay or refinance such debt (on favorable terms or at all), which may have a material adverse effect on our business, financial condition results of operations and cash flows. Additionally, in the event of a change of control we could see an increase in the yearly state property tax payment in Mojave, which would be reassessed by the tax authority at the time the change of control potentially occurred. Our best estimate with current information available and subject to further analysis is that we could have an incremental annual payment of property tax of approximately $10 million to $12 million, which could potentially decrease progressively over time as the asset depreciates. There could also be other tax impacts and other impacts that we have not yet identified. Furthermore, a change of control could trigger an ownership change under Section 382 of the IRC which could have a material adverse effect on our business, financial condition results of operations and cash flows (see “Risks Related to Taxation – Our ability to use U.S. NOLs to offset future income may be limited”).

The process to explore and evaluate potential strategic alternatives may not be successful.

On February 21, 2023, Atlantica’s board of directors commenced a process to explore and evaluate potential strategic alternatives that may be available to Atlantica to maximize shareholder value. There is no assurance about the outcome of this process, that any specific transaction will be identified or consummated or that any other strategic change will be implemented as a result of this strategic review, or that any such review may achieve any expected results.

Unanticipated developments could delay, prevent or otherwise adversely affect the planned strategic review, including but not limited to disruptions in general or financial market conditions or potential problems or delays in obtaining various regulatory and tax approvals or clearances.

In addition, whether or not any such strategic alternative is identified, pursued and/or consummated, such review could cause disruptions in the businesses of the Company by directing the attention of the board of directors and management and other resources (including significant costs) toward such review or the preparation of the Company to pursue and consummate any strategic alternative. The process could potentially increase employee turnover. If no such strategic alternative is identified or completed, the Company may have incurred significant costs, including the diversion of directors and management resources, for which they will have received little or no benefit.

IV.	Risks Related to Our Growth Strategy

We may not be able to identify or consummate future investments and acquisitions on favorable terms, or at all.

Our business strategy includes growth through the acquisition of additional revenue-generating assets and investments in projects under development or construction. This strategy depends on our ability to successfully identify and evaluate investment opportunities, develop and build new assets and consummate acquisitions on favorable terms. The number of investment opportunities may be limited.

Our ability to acquire future renewable energy projects or businesses depends on the viability of renewable energy projects generally. These projects are in some cases contingent on public policy mechanisms including, among others, ITCs, PTCs, cash grants, loan guarantees, accelerated depreciation, expensing for certain capital expenditures, carbon trading plans, environmental tax credits and research and development incentives. See “—VII. Risks Related to Regulation—Government regulations could change at any time and such changes may negatively impact our current business and our growth strategy.” Our ability to develop and build new assets depends, among other things, on our ability to secure transmission interconnection access or agreements, to secure land rights to secure PPAs or similar schemes and to obtain licenses and permits and we cannot guarantee that we will be successful obtaining them (see “Our ability to develop renewable projects is subject to construction risks and risks associated with the arrangements with our joint venture partners”). Our ability to consummate future investments and acquisitions may also depend on our ability to obtain any required government or regulatory approvals for such investments, including, but not limited to, FERC, approval under Section 203 of the FPA in respect of investments in the United States; or any other approvals in the countries in which we may purchase assets in the future. We may also be required to seek authorizations, waivers or notifications from debt and/or equity financing providers at the project or holding company level; local or regional agencies or bodies; and/or development agencies or institutions that may have a contractual right to authorize a proposed acquisition.

Furthermore, we will compete with other local and international companies for acquisition opportunities from third parties, which may increase our cost of making investments or cause us to refrain from making acquisitions from third parties. Some of our competitors for investments and acquisitions may pay more for acquisitions and may be able to identify, evaluate, bid for and purchase a greater number of assets or projects under development than our financial or human resources permit. If we are unable to identify and consummate future investments and acquisitions, it will impede our ability to execute our growth strategy and limit our ability to increase the amount of dividends paid to holders of our shares.

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

In addition, our ability to grow organically is limited to some assets which have inflation indexation mechanisms in their revenues, to our transmission lines and to some renewable assets. We may not be able to deliver organic growth.

In addition, although we have a ROFO Agreement with Algonquin, our growth through the acquisitions from Algonquin or co-investments with them has been limited. Liberty GES and Algonquin may not offer us assets at all or may not offer us assets that fit within our portfolio or contribute to our growth strategy. Only certain assets outside the United States and Canada are included in the Algonquin ROFO Agreement. Liberty GES and Algonquin may decide to keep assets subject to our ROFO Agreements in their portfolios and not offer them to us for acquisition. Algonquin can terminate the Algonquin ROFO Agreement with us with a 180-day notice. Additionally, we may not reach an agreement on the price of assets offered by Liberty GES or Algonquin. For these reasons, we may not be able to consummate future investments from Liberty GES or Algonquin, which may restrict our ability to grow.

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

Our ability to develop renewable projects is subject to construction risks and risks associated with the arrangements with our joint venture partners

We are developing projects and we have reached agreements with a number of partners in order to develop assets in the geographies in which we operate, however we cannot guarantee that our investments will be successful and that our growth expectations will materialize. Additionally, we cannot guarantee that we will be successful in identifying new potential projects and partners or that we will be able to acquire additional assets from those partners in the future. If we are unable to identify projects under such agreements or to reach new agreements on favorable terms with new partners, or if we are unable to consummate future acquisitions from any such agreement, it may limit our ability to execute our growth strategy and may have a materially adverse effect on our business, financial condition, results of operation and cash flows.

Furthermore, development and construction activities conducted with partners or on our own are subject to failure rate and different types of risks. Our ability to develop new assets is dependent on our ability to secure or renew our rights to an attractive site on reasonable terms; accurately measuring resource availability; the ability to secure new or renewed approvals, licenses and permits; the acceptance of local communities; the ability to secure transmission interconnection access or agreements; the ability to successfully integrate new projects into existing assets; the ability to acquire suitable labor, equipment and construction services on acceptable terms; the ability to attract project financing, including tax equity; and the ability to secure PPAs or other sales contracts on reasonable terms. Failure to achieve any one of these elements may prevent the development and construction of a project. If any of the foregoing were to occur, we may lose all of our investment in development expenditures and may be required to write-off project development assets.

In addition, the construction and development of new projects is subject to environmental, engineering and construction risks that could result in cost over-runs, delays and reduced performance. A number of factors that could cause such delays, cost over-runs or reduced performance include, changes in local laws or difficulties in obtaining permits, rights of way or approvals, changing engineering and design requirements, construction costs exceeding estimates for various reasons, including inaccurate engineering and planning, failures to properly estimate the cost of raw materials, components, equipment, labor or the inability to timely obtain them, unanticipated problems with project start-up, the performance of contractors, labor disruptions, inclement weather, defects in design, engineering or construction and project modifications. A delay in the projected completion of a project can result in a material increase in total project construction costs through higher capitalized interest charges, additional labor and other expenses, and a delay in the commencement of cash flow.

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

In order to grow our business, we may develop and build or acquire assets and businesses which may have a higher risk profile than certain of the assets we currently own. Availability of assets with long-term contracts has decreased over the last few years, competition to acquire contracted assets in operation has been high in recent years and is expected to continue being so. We intend to increase our investments in assets which are not currently in operation, and which are subject to development and construction risk. Construction of renewable assets, among others, is subject to risk of cost over-runs and delays. There can be no assurances that assets under development and construction will perform as expected or that the returns will be as expected. In addition, we may consider investing more in assets which are not contracted or not fully contracted, for which revenues will depend on the price of the electricity and which are therefore subject to merchant risk. We may also consider investing in businesses which are regulated or which are contracted with “as contracted” agreements or hedge agreements where we need to deliver the contracted power even if the facility is not in operation or which are subject to demand risk. We have recently invested and may consider investing in business sectors where we do not have previous experience and may not be able to achieve the expected returns. We may also consider investing with partners or on our own in new technologies which do not have for the moment a long history track record as proven as our current assets, such as storage, district heating, geothermal, offshore wind or hydrogen. We may also consider investing in distributed generation in smaller commercial and industrial facilities. Furthermore, we may consider investing in assets with revenues not denominated in U.S. dollars or euros, which would increase our exposure to local currency, and which could generate higher volatility in the cash flows we generate. In all these types of assets and businesses, the risk of not meeting the expected cash flow generation and expected returns is higher than in contracted assets. In addition, these type of assets and businesses could present a higher variability in the cash flows they generate. We may also acquire assets which may be considered as less ESG-friendly than certain assets in our current portfolio by current and potential investors. For example, considering the competitive landscape for renewable assets in recent years, we may acquire additional natural gas assets. Although we have set a target to maintain at least 80% of our Adjusted EBITDA generated by low carbon footprint assets, some investors with a focus on ESG may consider this target insufficient, which could cause us to become less attractive to investors.

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

Our dividend policy is to distribute a high percentage of our cash available for distribution, after corporate general and administrative expenses and cash interest payments and less reserves for the prudent conduct of our business, and to rely primarily upon external financing sources, including the issuance of debt and equity securities as well as borrowings under credit facilities to fund our acquisitions, investments and potential growth capital expenditures. In addition, Algonquin may terminate the Shareholders Agreement if dividend payment is lower than 80% of the cash available for distribution. Our Board of Directors may change our dividend policy at any time. We may be precluded from pursuing otherwise attractive investments if the projected short-term cash flow from the acquisition or investment does not meet our minimum expectations.

Because of our dividend policy, our growth may not be as fast as that of businesses that re-invest their available cash to expand ongoing operations. To the extent we issue additional equity securities in connection with any acquisitions or growth capital expenditures, the payment of dividends on these additional equity securities may increase the risk that we will be unable to maintain or increase our per share dividend. There are no limitations in our articles of association on our ability to issue equity securities, including convertible bonds, preferred shares or other securities ranking senior to our shares.

In addition, our Board of Directors may decide at any time to change our strategy and may agree on measures to foster our ability to grow which could include, for example, to acquire a large development company to have a larger pipeline of projects under development and construction or to reduce our dividend to re-invest in growth a larger part of the cash we generate.

VI.	Risks Related to the Markets in Which We Operate

Difficult conditions in the global economy and in the global capital markets have caused, and may continue to cause, a negative impact on our business.

Our results of operations have been, and continue to be, materially affected by conditions in the global economy. Capital markets have been experiencing high volatility during 2022 both in the United States and Europe. Concerns over the COVID-19 pandemic, high inflation, interest rate increases, war in Ukraine, energy crisis in Europe, volatile gas prices, high electricity prices particularly in Europe, tensions between the U.S., Russia and China, the availability and cost of credit, and the instability of the euro have contributed to increased volatility in capital markets and worsened expectations for the economy.

After the sharp recession caused by the COVID-19 pandemic in 2020, the recovery in demand during the year 2021 caused disruptions in the supply chain with global shortages of some products and materials and high inflation rates. Supply chain issues persisted in 2022. Further disruptions in the supply chain could limit the availability of certain parts required to operate our facilities and could adversely impact our ability (or our operation and maintenance suppliers’ ability) to operate our plants or to perform maintenance activities. If we were to experience a shortage of or inability to acquire critical spare parts, we could incur significant delays in returning facilities to full operation, which could negatively impact our business, financial condition, results of operations and cash flows. Supply chain tensions may also affect our projects in development and construction where we can experience delays or an increase in prices of equipment and materials required for the construction of new assets, which may cause a material adverse effect on our business, financial condition, results of operations and cash flows. Prolonged inflation may also cause a material adverse effect on our business, financial condition, results of operations and cash flows

Adverse events and continuing disruptions in the global economy and capital markets may have a material adverse effect on our business, financial condition, results of operations and cash flows. Moreover, even in the absence of a market downturn, we are exposed to risk of loss due to market volatility and other factors, including volatile oil and gas prices, increasing electricity prices, interest rates swings, changes in consumer spending, business investment, government spending, and rising inflation, among others, that could affect the economic and financial situation of our concession agreements’ counterparties and, ultimately, the profitability and growth of our business. In the past, including in 2022, the price of shares in certain sectors including companies paying a high dividend and companies with a strategy focused on growth has been inversely correlated with interest rates. If interest rates continued to raise, this may have a negative impact on the price of our shares.

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

Global geopolitical tensions, including from the February 2022 Russian military actions across Ukraine, may rise further and create heightened volatility in the electricity market that could negatively affect both our ability to execute our business and growth strategy. Such military actions, and sanctions in response thereof as well as escalation of conflict, could significantly affect worldwide electricity market prices and demand and cause turmoil in the capital markets and generally in the global financial system. This could have a material adverse effect on our business, financial condition, results of operations and cash flows, making it difficult to execute our growth strategy.

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

A significant portion of our current and potential future operations and investments are conducted in various emerging countries worldwide. Our activities and investments in these countries involve a number of risks that are more prevalent than in developed markets, such as economic and governmental instability, the possibility of significant amendments to, or changes in, the application of governmental regulations, the nationalization and expropriation of private property, payment collection difficulties, social unrest or protests, substantial fluctuations in interest and exchange rates, changes in the tax framework or the unpredictability of enforcement of contractual provisions, currency control measures, limits on the repatriation of funds and other unfavorable interventions or restrictions imposed by public authorities. Countries like Mexico, Peru and Chile currently have governments which are favorable to increase public spending and tax pressure. In addition, the current government in Mexico is proposing regulation which intends to benefit local business rather than foreign investors. In Peru, after an attempt by the former president to dissolve congress and replace it with an “exceptional emergency government”, the president was replaced. Political uncertainty may persist in the upcoming months. In countries such as Algeria or South Africa, a change in government can cause instability in the country and a new government may decide to change laws and regulations affecting our assets or may decide to expropriate such assets. All this may have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

VI.	Risks Related to Regulation

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

We believe that we are currently in material compliance with all applicable regulations, including those governing the environment. In the past, we have experienced some environmental accidents and we have been found not to be in compliance with certain environmental regulations and have incurred fines and penalties associated with such violations which, to date, have not been material in amount. At any point in time, we are subject to review and in some cases challenges regarding our compliance that might result in future fines and penalties or other remediation measures. At this point in time, we believe that such reviews will not result in a material financial impact. In one of our plants in Spain we have a difference of interpretation with an agency which may result, if the agency, and eventually the court, decided against our position in an eventual modification of the plant several years from today with a cost that we do not expect to be material. We can give no assurance, however, that we will continue to be in compliance or avoid material fines, penalties, sanctions and expenses associated with compliance issues in the future. Violation of such regulations may give rise to significant liability, including fines, damages, fees and expenses, additional taxes and site closures. The costs of compliance as well as non-compliance may have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

In addition, regulations recently approved in the United States in relation with the import of solar equipment from China and Southeast Asia, including the Antidumping and countervailing duties and the Uyghur Forced Labor Prevention Act has hindered the ability of developers to acquire equipment for the construction of new assets. If this situation persisted in the future and a domestic alternative industry was not able to develop, our growth in the U.S. through the development and construction of new assets may be negatively affected.

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

Revenues in our solar assets in Spain are mainly defined by regulation and some of the parameters defining the remuneration are subject to review periodically.

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

If the payments for renewable energy plants are revised to lower amounts in the next regulatory period starting on January 1, 2026 until December 31, 2031, or starting on January 1, 2032, depending on each asset, this could have a material adverse effect on our business, financial condition, results of operations and cash flows. As a reference, taking into account that the reasonable rate of return will be revised only for part of our portfolio on January 1, 2026, assuming our assets in Spain continue to perform as expected and assuming no additional changes of circumstances, with the information currently available, a reduction of 100 basis points in the reasonable rate of return set by the Spanish government from 2026 could cause a reduction in its cash available for distribution of approximately €6 million per year. This estimate is subject to certain assumptions, which may change in the future.

In addition, the regulation includes a mechanism under which regulated revenues are reviewed every three years to reflect the difference between expected and actual market prices over the remaining regulatory life if the difference is higher than a pre-defined threshold. Given that since mid-2021 electricity prices in Spain have been, and may continue to be, significantly higher than expected, it will cause lower regulated revenue and lower cash flows over the remaining regulatory life of our solar assets. On March 30, 2022, the Royal Decree Law 6/2022 introduced certain temporary changes to the detailed regulated components of revenue received by our solar assets in Spain, which is applicable from January 1, 2022. The proposed remuneration parameters for the year 2022 were published on May 12, 2022 and were declared final on December 14, 2022. The remuneration parameters for the next semi-regulatory period, starting on January 1, 2023 were published on December 28, 2022 in draft form and are subject to final publication. In addition, from an accounting perspective, in 2021 and 2022 we recorded a negative provision with no cash impact on the current period that lowered revenue and Adjusted EBITDA in this geography. Volatility in electricity market prices can cause volatility in our results of operations.

Furthermore, the government of Spain has recently announced a new temporary levy which is expected to be in force during the fiscal years 2023 and 2024, and to be applicable to revenues obtained in fiscal years 2022 and 2023 by large operators of the electric and oil and gas sectors with revenue in Spain exceeding €1,000 million. The levy is not expected to be applicable to our assets in Spain since we are out of the proposed scope. Similarly, there have been discussions around potential caps to electricity prices that we do not expect to affect the net value of our assets since these assets are regulated, but which could have a negative impact on short-term collections. Similar potential measures adopted in the future may have a negative impact on our business, financial condition, results of operations and cash flows.

If approved, the proposed electricity constitutional reform in Mexico may have a negative impact on our current assets and might impact negatively on our ability to grow in that country.

On March 9, 2021, Mexico’s President proposed a preferential reform to the Electricity Industry Law (Ley de la Industria Eléctrica). In broad terms, the reform aimed for the Federal Electricity Commission, or CFE, to expand its impact in the energy generation sector. Additionally, on September 30, 2021, Mexico’s President submitted an amendment proposal to the Constitution. On April 17, 2022, the House of Representatives in Mexico rejected the constitutional amendment proposal submitted by the Mexican President aimed at approving a reform to the Electricity Industry Law and granting the state-owned Federal Electricity Commission priority over private sector companies. Although the Mexican President has stated that he does not intend to re-submit a modified amendment proposal for approval again, at this point we cannot guarantee that he will not pursue other changes to the electricity sector in Mexico, since this has been an important component of his political agenda.

In addition, in December 2021, the Mexican Energy Regulatory Commission approved an amendment to the existing regulation on the isolated supply, which may affect our Monterrey asset, in which we have a 30% equity ownership. We have filed appeals for protection before specialized courts and we expect this situation to be solved without significant impact. However, we cannot guarantee that this change in regulation will not have any negative impact on our business, financial condition, results of operations and cash flows.

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

In particular, our non-U.S. operations are subject to United States and foreign anti-corruption laws and regulations, such as the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and similar laws and regulations. The FCPA prohibits United States companies and their officers, directors, employees and agents acting on their behalf from corruptly offering, promising, authorizing or providing anything of value to foreign officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies keep books, records and accounts that accurately and fairly reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. As part of our business, we deal with state-owned business enterprises, the employees and representatives of which may be considered foreign officials for purposes of the FCPA. As a result, business dealings between our employees, agents, intermediaries, subcontractors or similar business parties, and any such foreign official could expose us to the risk of violating anti-corruption laws even if such business practices may be customary or are not otherwise prohibited between the us and a private third party. Violations of these legal requirements are punishable by criminal fines and imprisonment, civil penalties, disgorgement of profits, injunctions, debarment from government contracts as well as other remedial measures.

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

•
maintenance capital expenditures in our assets and other potential capital expenditure requirements in our assets in the case there were technical problems, requirements by insurance companies, environmental or regulatory requirements, capital expenditures necessary to increase safety of our employees, or unanticipated increases in construction and design costs;

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

Future dispositions of our shares by substantial shareholders or the perception thereof may cause the price of our shares to fall.

Future dispositions of substantial amounts of the shares and/or equity-related securities in the public market, or the anticipation or perception by the market that such dispositions could occur, could adversely affect prevailing trading prices of the shares and could impair our ability to raise capital through future offerings of equity or equity-related securities.

Further, Algonquin is the beneficial owner of approximately 42.2% of our ordinary shares some of which have been and may be encumbered in the future to secure debt or other obligations of Algonquin, its subsidiaries or affiliates. The market price of our shares could decline as a result of future dispositions of our shares by Algonquin, its secured creditors or other significant stockholders whether in public or private transactions (whether in a single transaction, a series of related organized transactions or otherwise), or the perception that these dispositions could occur.

Liberty GES has a secured credit facility in the amount of $306,500,000 maturing on January 26, 2024. Such loan is collateralized by a pledge over most of the Atlantica shares held indirectly by Algonquin through certain of its subsidiaries. A collateral shortfall under that facility would occur if the quotient of the net obligations of Liberty GES, divided by the aggregate collateral share value is equal to or greater than 50% in which case the creditors under that facility may sell Atlantica shares to eliminate the collateral shortfall. In addition, a default by Liberty GES under such facility may result in its creditors having the right to foreclose on the shares and sell the shares.

Many factors may influence Algonquin’s operations, plans, or strategy (including with respect to the holding or disposition of all or any portion of our shares), and we have limited knowledge and/or visibility with respect to Algonquin’s operations, plans, or strategy. In January 2023 Algonquin announced a number of actions, including a plan to divest approximately $1 billion in assets. As one of the assets in Algonquin's portfolio, it is possible that Algonquin may have a potential interest in selling part or all of its equity interest in Atlantica. Uncertainty about Algonquin’s plans or strategy with respect to the holding or disposition of all or any portion of its equity interest in Atlantica and such uncertainty may negatively affect the market price for our shares and our ability to raise capital by offering equity or equity-related securities.

We cannot predict whether future sales of our shares, or the increase in the availability of our shares for sale, will occur and the impact thereof on the market price for our shares and our ability to raise capital by offering equity or equity-related securities.

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

If at the time of a takeover offer the Takeover Panel determines that we have our place of central management and control in the U.K., we would be subject to a number of rules and restrictions, including, but not limited to, the following: (1) our ability to enter into deal protection arrangements with a bidder would be extremely limited; (2) we may not, without the approval of our shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (3) we would be obliged to provide equality of information to all bona fide competing bidders.

VII.	Risks Related to Taxation

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

In addition, the governments of some countries where we operate could implement changes to their tax laws and regulations, the content of which are largely uncertain currently. These potential changes to applicable tax laws and regulations could have a negative impact on our financial condition, results of operations and cash flows. Furthermore, tax laws and regulations are subject to interpretation. Our tax returns in each country are subject to inspection and even if we believe that we are complying with all tax laws and regulations in each country, a tax inspector could have a different view, which may result in additional tax liabilities and may have a negative impact on our financial condition, results of operations and cash flows.

In December 2022, the UK government confirmed the increase of the corporation tax rate up to 25% for fiscal years beginning on April 1, 2023. We do not expect this increase to result in significant impacts in our tax position in the UK.

In addition, the government of South Africa approved in 2022 new limitations for tax years ending on or after March 31, 2023. The net interest expense will be limited to 30% of the EBITDA and the NOLs carried forward may only be applied against 80% of taxable income of the corporate income tax. These new limitations may have a negative impact in our cash flows.

As of November 2021, 137 countries agreed to implement the “Two Pillars Solution”, an OECD/ G20 Inclusive Framework initiative, which aims to reform the international taxation policies and ensure that multinational companies pay taxes wherever they operate and generate profits. “Pillar Two” of this initiative generally provides for an effective global minimum corporate tax rate of 15% on profits generated by multinational companies with consolidated revenues of at least €750 million, calculated on a country-by country basis. This minimum tax would be applied on profits in any jurisdiction wherever the effective tax rate, determined on a jurisdictional basis, is below 15%. Any additional tax liability resulting from the application of this minimum tax will be payable by the parent entity of the multinational group to the tax authority in such parent’s country of residence. The OECD and its members are still working on the coordinated implementation of the minimum tax. Although this initiative is still subject to further developments in the countries where we operate, it is expected to be in force in the UK and the EU for fiscal years commencing on January 1, 2024. The global minimum tax may have a negative impact on our financial condition, results of operations and cash flows.

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

Although we expect these NOLs will be available as a future benefit, in the event that they are not generated as expected, or are successfully challenged by the local tax authorities, such as the IRS or His Majesty’s Revenue and Customs among others, by way of a tax audit or otherwise, or are subject to future limitations as discussed below, our ability to realize these benefits may be limited. A reduction in our expected NOLs, a limitation on our ability to use such NOLs or the occurrence of future tax audits may result in a material increase in our estimated future income tax liability and may have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Our NOL carryforwards and certain recognized built-in losses may be limited by Section 382 of the IRC if we experience an “ownership change.” In general, an “ownership change” occurs if 5% shareholders of our stock increase their collective ownership of the aggregate amount of the outstanding shares of our company by more than 50 percentage points, generally over a three-year testing period. An ownership change may be triggered if Algonquin sold all or part of its equity interest in Atlantica or if there was a significant ownership change in the Algonquin shareholder base. In the event of an ownership change, NOLs that exceed the Section 382 limitation in any year will continue to be allowed as carryforwards for the remainder of the carryforward period and will be available to offset taxable income for years within the carryforward period subject to the Section 382 limitation in each year. Nevertheless, if the carryforward period for any NOL were to expire before that loss had been fully utilized, the unused portion of that loss would be lost. Our use of new NOLs arising after the date of an ownership change would not be affected by the Section 382 limitation (unless there were another ownership change after those new losses arose).

We have experienced ownership changes in the past. Future sales by our largest shareholder, future equity issuances and in general the activity of our direct or indirect shareholders may limit further our ability to use net operating loss carryforwards in the United States, which could have a potential adverse effect on cash flows from U.S. assets expected in the future. In 2019, the Internal Revenue Service (“IRS”) issued proposed regulations concerning the calculation of built-in gains and losses under Section 382. After receiving public comments, in May 2022 the IRS announced that they will issue new proposed regulations on calculating built in gains and losses following an ownership change. If the proposed regulations are enacted and depending on its final outcome, they may significantly limit our annual use of pre-ownership change U.S. NOLs in the event a new ownership change occurs after the new rule is in place.

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

IX.	Other Risks

Our suppliers may have lower ethical standards than we do and may not comply with all laws and regulations, which may adversely impact our business.

We have suppliers in different geographies. Although we have policies and procedures in place, including a Supplier Code of Conduct, we do not control our suppliers and their business practices. As a result, we cannot guarantee that they follow ethical business practices, such as fair wage practices and compliance with environmental, safety, and other local laws. In case our existing suppliers had a demonstrated lack of compliance, we may need to change suppliers, which may result in increased costs. Unethical practices and lack of compliance by our suppliers may also have a negative impact on our reputation, which may in turn have an adverse effect on our business, results of operations and cash flows.

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

Prior to the consummation of our IPO, Abengoa transferred ten assets to us and since then our portfolio has grown through acquisitions and investments. On November 1, 2017, Algonquin agreed to acquire 25.0% of our shares from Abengoa and upon completion of the relevant share sale, became our largest shareholder. On November 27, 2018, Algonquin acquired from Abengoa the remaining 16.5% of our shares previously held by Abengoa and in 2019, Algonquin progressively increased its stake in our shares up to 44.2% as of December 31, 2019. As of the date of this annual report, Algonquin owns 42.2% of our shares.

Investments

We refer to “Item 5. —Operating and Financial Review and Prospects” for the description of our recent investments. Apart from these investments, there have been no material capital expenditures or divestitures in the last three years.

The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov. Our internet address is https://www.atlantica.com/web/en/. The URLs included in this annual report on Form 20-F are intended to be an inactive textual reference only. They are not intended to be an active hyperlink to the applicable website. The information contained on our website is not incorporated by reference and does not form part of this annual report on Form 20-F.

Recent Developments

On February 21, 2023, Atlantica’s board of directors commenced a process to explore and evaluate potential strategic alternatives that may be available to Atlantica to maximize shareholder value. The Company believes it has attractive growth and other opportunities in front of it and is committed to ensuring it is best positioned to take advantage of those opportunities. The decision has the support of the Company’s largest shareholder, Algonquin. Atlantica expects to continue executing on its existing plans while the review of strategic alternatives is ongoing, including its current growth plan.

There is no assurance that any specific transaction will be consummated or other strategic change will be implemented as a result of this strategic review. See “Cautionary Statements Regarding Forward-Looking Statements” and “Item 3.D—Risk Factors” in this annual report.

B.	Business Overview

Overview

We are a sustainable infrastructure company with a majority of our business in renewable energy assets. Our purpose is to support the transition towards a more sustainable world by investing in and managing sustainable infrastructure assets, while creating long-term value for our investors and the rest of our stakeholders. In 2022, our renewable sector represented 75% of our revenue with solar energy representing 64%. We complement our renewable assets portfolio with storage, efficient natural gas and transmission infrastructure assets, as enablers of the transition towards a clean energy mix. We also hold water assets, a relevant sector for sustainable development.

As of the date of this annual report, we own or have an interest in a portfolio of assets and new projects under development diversified in terms of business sector and geographic footprint. Our portfolio consists of 44 assets with 2,161 MW of aggregate renewable energy installed generation capacity (of which approximately 73% is solar), 343 MW of efficient natural gas-fired power generation capacity, 55 MWt of district heating capacity, 1,229 miles of electric transmission lines and 17.5 M ft3 per day of water desalination.

We currently own and manage operating facilities and projects under development in North America (United States, Canada and Mexico), South America (Peru, Chile, Colombia and Uruguay) and EMEA (Spain, Italy, Algeria and South Africa). Our assets generally have contracted or regulated revenue. As of December 31, 2022, we estimate that our assets had a weighted average remaining contract life of approximately 14 years3.

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

Current Operations
Our assets are organized into the following four business sectors: Renewable Energy, Efficient Natural Gas and Heat, Transmission Lines and Water. The following table provides an overview of our current assets:

Assets	Type	Ownership	Location	Currency(9)	Capacity (Gross)	Counterparty Credit Ratings(10)	COD*	Contract Years Remaining(17)

Solana	Renewable (Solar)	100%	Arizona (USA)	USD	280 MW	BBB+/A3/BBB+	2013	21
Mojave	Renewable (Solar)	100%	California (USA)	USD	280 MW	BB-/--/BB	2014	17
Coso	Renewable (Geothermal)	100%	California (USA)	USD	135 MW	Investment grade (11)	1987/ 1989	16
Elkhorn Valley(16)	Renewable (Wind)	49%	Oregon (USA)	USD	101 MW	BBB/Baa1/--	2007	5
Prairie Star(16)	Renewable (Wind)	49%	Minnesota (USA)	USD	101 MW	--/A3/A-	2007	5
Twin Groves II(16)	Renewable (Wind)	49%	Illinois (USA)	USD	198 MW	BBB/Baa2/--	2008	3
Lone Star II(16)	Renewable (Wind)	49%	Texas (USA)	USD	196 MW	N/A	2008	N/A
Chile PV 1	Renewable (Solar)	35%(1)	Chile	USD	55 MW	N/A	2016	N/A
Chile PV 2	Renewable (Solar)	35%(1)	Chile	USD	40 MW	Not rated	2017	8
Chile PV 3	Renewable (Solar)	35%(1)	Chile	USD	73 MW	N/A	2014	N/A
La Sierpe	Renewable (Solar)	100%	Colombia	COP	20 MW	Not rated	2021	13
La Tolua	Renewable (Solar)	100%	Colombia	COP	20 MW	Not rated	2023	10
Tierra Linda	Renewable (Solar)	100%	Colombia	COP	10 MW	Not rated	2023	10
Albisu	Renewable (Solar)	100%	Uruguay	UYU	10 MW	Not rated	2023	15
Palmatir	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB/Baa2/BBB-(12)	2014	11
Cadonal	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB/Baa2/BBB-(12)	2014	12
Melowind	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB/Baa2/BBB-(12)	2015	13
Mini-Hydro	Renewable (Hydraulic)	100%	Peru	USD	4 MW	BBB/Baa1/BBB	2012	10
Solaben 2 & 3	Renewable (Solar)	70%(2)	Spain	Euro	2x50 MW	A/Baa1/A-	2012	15/15
Solacor 1 & 2	Renewable (Solar)	87%(3)	Spain	Euro	2x50 MW	A/Baa1/A-	2012	14/14

3 Calculated as weighted average years remaining as of December 31, 2022 based on CAFD estimates for the 2023-2026 period, including assets that have reached COD before March 1, 2023.

PS 10 & PS 20	Renewable (Solar)	100%	Spain	Euro	31 MW	A/Baa1/A-	2007& 2009	9/11
Helioenergy 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A/Baa1/A-	2011	14/14
Helios 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A/Baa1/A-	2012	14/15
Solnova 1, 3 & 4	Renewable (Solar)	100%	Spain	Euro	3x50 MW	A/Baa1/A-	2010	12/12/13
Solaben 1 & 6	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A/Baa1/A-	2013	16/16
Seville PV	Renewable (Solar)	80%(4)	Spain	Euro	1 MW	A/Baa1/A-	2006	13
Italy PV 1	Renewable (Solar)	100%	Italy	Euro	1.6 MW	BBB/Baa3/BBB	2010	8
Italy PV 2	Renewable (Solar)	100%	Italy	Euro	2.1 MW	BBB/Baa3/BBB	2011	8
Italy PV 3	Renewable (Solar)	100%	Italy	Euro	2.5 MW	BBB/Baa3/BBB	2012	9
Italy PV 4	Renewable (Solar)	100%	Italy	Euro	3.6 MW	BBB/Baa3/BBB	2011	9
Kaxu	Renewable (Solar)	51%(5)	South Africa	Rand	100 MW	BB-/Ba2/BB-(13)	2015	12
Calgary	Efficient natural gas & Heat	100%	Canada	CAD	55 MWt	~41% A+ or higher(14)	2010	18
ACT	Efficient natural gas & Heat	100%	Mexico	USD	300 MW	BBB/ B1/BB-	2013	10
Monterrey	Efficient natural gas & Heat	30%	Mexico	USD	142 MW	Not rated	2018	23
ATN (13)	Transmission line	100%	Peru	USD	379 miles	BBB/Baa1/BBB	2011	18
ATS	Transmission line	100%	Peru	USD	569 miles	BBB/Baa1/BBB	2014	21
ATN 2	Transmission line	100%	Peru	USD	81 miles	Not rated	2015	10
Quadra 1 & 2	Transmission line	100%	Chile	USD	49 miles/ 32 miles	Not rated	2013-2014	12/12
Palmucho	Transmission line	100%	Chile	USD	6 miles	BBB/-/BBB+	2007	15
Chile TL 3	Transmission line	100%	Chile	USD	50 miles	A/A2/A-	1993	N/A
Chile TL 4	Transmission line	100%	Chile	USD	63 miles	Not rated	2016	49
Skikda	Water	34.2%(6)	Algeria	USD	3.5 M ft3/day	Not rated	2009	11
Honaine	Water	25.5%(7)	Algeria	USD	7 M ft3/day	Not rated	2012	15
Tenes	Water	51%(8)	Algeria	USD	7 M ft3/day	Not rated	2015	17

Notes:

(1)
65% of the shares in Chile PV 1, Chile PV 2 and Chile PV 3 are indirectly held by financial partners through the renewable energy platform of the Company in Chile. Atlantica has control over these entities under IFRS 10, Consolidated Financial Statements.

(2)	Itochu Corporation holds 30% of the shares in each of Solaben 2 and Solaben 3.
(3)	JGC holds 13% of the shares in each of Solacor 1 and Solacor 2.
(4)	Instituto para la Diversificación y Ahorro de la Energía (“Idae”) holds 20% of the shares in Seville PV.
(5)	Kaxu is owned by the Company (51%), Industrial Development Corporation of South Africa (“IDC”, 29%) and Kaxu Community Trust (20%).
(6)	Algerian Energy Company, SPA owns 49% of Skikda and Sacyr Agua, S.L. owns the remaining 16.8%. Atlantica has control over it under IFRS 10, Consolidated Financial Statements.
(7)	Algerian Energy Company, SPA owns 49% of Honaine and Sacyr Agua, S.L. owns the remaining 25.5%.
(8)
Algerian Energy Company, SPA owns 49% of Tenes. The Company has an investment in Tenes through a secured loan to Befesa Agua Tenes (the holding company of Tenes) and the right to appoint a majority at the board of directors of the project company. Therefore, the Company controls Tenes since May 31, 2020, and fully consolidates the asset from that date.

(9)	Certain contracts denominated in U.S. dollars are payable in local currency.
(10)
Reflects the counterparty’s credit ratings issued by Standard & Poor’s Ratings Services, or S&P, Moody’s Investors Service Inc., or Moody’s, and Fitch Ratings Ltd, or Fitch. Not applicable (“N/A”) when the asset has no PPA.

(11)
Refers to the credit rating of two Community Choice Aggregators: Silicon Valley Clean Energy and Monterrey Bar Community Power, both with A Rating from S&P and Southern California Public Power Authority. The third off-taker is not rated.

(12)	Refers to the credit rating of Uruguay, as UTE (Administración Nacional de Usinas y Transmisoras Eléctricas) is unrated.
(13)	Refers to the credit rating of the Republic of South Africa. The off-taker is Eskom, which is a state-owned utility company in South Africa.
(14)	Refers to the credit rating of a diversified mix of 22 high credit quality clients (~41% A+ rating or higher, the rest is unrated).
(15)	Including ATN Expansion 1 & 2.
(16)	Part of Vento II portfolio.
(17)	As of December 31, 2022.
(*)	Commercial Operation Date.

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

Additionally, we expect to continue investing in the development and construction of new assets, in some cases on our own and in other cases with partners. We have entered into and intend to continue to enter into agreements or partnerships with developers.

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

We intend to focus on owning and operating stable, sustainable infrastructure assets, with long useful lives, generally contracted, for which we believe we have extensive experience and proven systems and management processes, as well as the critical mass to benefit from operating efficiencies and scale. We intend to maintain a diversified portfolio with a large majority of our Adjusted EBITDA generated from low-carbon footprint assets, as we believe these sectors will see significant growth in our targeted geographies.

Maintain diversification across our business sectors and geographies.

Our focus on three core geographies, North America, Europe and South America, helps to ensure exposure to markets in which we believe renewable energy, storage and transmission will continue to grow significantly. We believe that our diversification by business sector and geography provides us with access to different sources of growth.

Grow our business through the optimization of the existing portfolio and through investments in the expansion of our current assets.

We intend to grow our business through organic growth that we expect to deliver through the optimization of the existing portfolio, price escalation factors in many of our assets as well as through investments in the expansion and repowering of our current assets and hybridization of existing assets with other complementary technologies including storage, particularly in our renewable energy assets and transmission lines.

Grow our business by developing new projects and investing in new assets in the business sectors where we are present.

We will seek to grow our business by investing in new assets, generally totally or partially contracted or regulated. We intend to develop new assets and in some cases to invest in assets under development or construction either directly or with partners. We currently own a pipeline of assets under development and construction in North America, Europe and South America with approximately 2.0 GW of renewable energy projects and approximately 5.6 GWh of storage projects under development4. We also expect to acquire assets from third parties leveraging the local presence and network we have in the geographies and sectors in which we operate. We believe that our know-how and operating expertise in our key markets together with a critical mass of assets in several geographic areas as well as our access to capital provided by being a listed company will assist us in achieving our growth plans.

Foster a low-risk approach

We intend to maintain a portfolio of sustainable infrastructure assets, generally totally or partially contracted, with a low-risk profile for a significant part of our revenue. A large majority of our revenue is contracted or regulated. We generally seek to invest in assets with proven technologies in which we generally have significant experience, located in countries where we believe conditions to be stable and safe. We may complement our portfolio with investments or co-investments in assets with shorter contracts or with partially contracted or merchant revenue or in assets with revenue in currencies other than the U.S. dollar or euro.

Additionally, our policies and management systems include thorough risk analysis and risk management processes applied on an ongoing basis. Our policy is to insure all of our assets whenever economically feasible, retaining in some cases part of the risk in house.

4  Only includes projects estimated to be ready to build before or in 2030 of approximately 3.3 GW, 2.0 GW (gross) of renewable energy and 1.3 GW (gross) of storage (equivalent to 5.6 GWh). Gross capacity measured by multiplying the size of each project by Atlantica’s ownership. Potential expansions of transmission lines not included.

Maintain a prudent financial policy and financial flexibility

Non-recourse project debt is an important principle for us. We intend to continue financing our assets with project debt progressively amortized using the cash flows from each asset and where lenders do not have recourse to the holding company assets. The majority of our consolidated debt is project debt.

In addition, we hedge a significant portion of our interest rate risk exposure. We estimate that as of December 31, 2022, approximately 93% of our total interest risk exposure was fixed or hedged, generally for the long-term. We also limit our foreign exchange exposure. We intend to ensure that at least 80% of our cash available for distribution is always in U.S. dollars and euros. Furthermore, we hedge net distributions in euros for the upcoming 24 months on a rolling basis.

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

Our Competitive Strengths

We believe that we are well-positioned to execute our business strategies thanks to the following competitive strengths:

Stable and predictable long-term cash flows

We believe that our portfolio of sustainable infrastructure has a stable cash flow profile. We estimate that the off-take agreements or regulation in place at our assets have a weighted average remaining term of approximately 145 years as of December 31, 2022, providing long-term cash flow visibility. In 2022, approximately 51% of our revenue was non-dependent on natural resource, not subject to the volatility that natural resource may have, especially solar and wind resources. This includes our transmission lines, our efficient natural gas plant, our water assets and approximately 76% of the revenue received from our solar assets in Spain with most of their revenues based on capacity in accordance with the regulation in place. In these assets, our revenue is not subject to (or has low dependence on) solar, wind or geothermal resources, which translates into a more stable cash-flow generation. Going forward, our new investments will probably be dependent on the natural resource. Additionally, our facilities have minimal or no fuel risk.

Our diversification by geography and business sector also strengthens the stability of our cash flow generation. We expect our well-diversified asset portfolio, in terms of business sector and geography to maintain cash flow stability.

Furthermore, due to the fact that we are a U.K. registered company, we should benefit from a more favorable treatment than if we were a corporation based in the U.S. when receiving dividends from our subsidiaries that hold our international assets because they should generally be exempt from U.K. taxation due to the U.K.’s distribution exemption. Based on our current portfolio of assets, which includes renewable assets that benefit from an accelerated tax depreciation schedule, and tax regulations benefits permitted in the jurisdictions in which we operate, under current regulations we do not expect to pay significant income tax in the upcoming years in most of our geographies due to existing net operating losses, or NOLs. See “Item 3.D—Risk Factors—Risks Related to Taxation—Our future tax liability may be greater than expected if we do not use sufficient NOLs to offset our taxable income,” “Item 3.D—Risk Factors—Risks Related to Taxation—Our ability to use U.S. NOLs to offset future income may be limited” and “Item 3.D—Risk Factors—Risks Related to Taxation—Changes in our tax position can significantly affect our reported earnings and cash flows.” Furthermore, based on our existing portfolio of assets, we believe that there is limited repatriation risk in the jurisdictions in which we operate. See “Item 3.D—Risk Factors—Risks Related to Our Business and the Markets in Which We Operate—We have international operations and investments, including in emerging markets that could be subject to economic, social and political uncertainties.”

5 Calculated as weighted average years remaining as of December 31, 2022 based on CAFD estimates for the 2023-2026 period, including assets that have reached COD before March 1, 2023.

Positioned in business sectors with high growth prospects

The renewable energy industry has grown significantly in recent years and it is expected to continue to grow in the coming decades. According to Bloomberg New Energy Finance 2022, renewable energy is expected to account for the majority of new investments in the power sector in most markets. In Bloomberg’s economic transition scenario, 22.9 TW of new capacity additions are expected by 2050. Solar PV, wind and battery storage see the largest deployment with 19.5 TW, collectively capturing 85% of this new power capacity. Total required investment in energy infrastructure over the next three decades tops $119 trillion. To achieve this, annual investment will need to more than double from around $2.0 trillion, to $4.1 trillion.

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

We also believe that our diversified exposure to international markets will allow us to pursue improved growth opportunities and achieve higher returns than we would have if we had a narrower geographic or technological focus. If certain geographies and business sectors become more competitive for investments in the future, we believe we can continue to execute on our growth strategy by having the flexibility to invest in other regions or in other business sectors.

Well positioned to capture growth opportunities

Our current portfolio of assets offers growth opportunities through the expansion and repowering of existing assets and through hybridization of existing assets with other complementary technologies. We can also grow by adding storage to our existing renewable assets or by developing standalone storage close to our existing assets. In addition, we have in-house development capabilities and partnerships with third parties to co-develop new projects.

Well positioned in ESG

In 2022, 74% of our Adjusted EBITDA was derived from renewable energy and 62% of our Adjusted EBITDA corresponded to solar energy production. Adjusted EBITDA from low carbon footprint assets represented 89.4%, including renewable energy, transmission infrastructure, as well as water assets. We have set a target to maintain over 80% of our Adjusted EBITDA generated from low-carbon footprint assets.

In addition, we have set a target to reduce our scope 1 and scope 2 GHG emissions per unit of energy generated6 by 70% by 2035, with 2020 as base year. This target was validated in 2021 by the Science Based Targets initiative.

In terms of governance, we maintain a simple structure with one class of shares. The majority of our Directors are independent, and all the board committees are formed exclusively by independent directors. 22% of our directors are women.

We have been rated by various ESG rating agencies, which we believe can provide relevant information for investors.

6 Including thermal generation.

Our Operations

Renewable energy

Solana

Overview. Solana is a 250 MW net (280 MW gross) solar plant, wholly owned by us, located in Maricopa County, Arizona, approximately 70 miles southwest of Phoenix. Solana uses a conventional parabolic trough solar power system to generate electricity, including a 22-mile 230kV transmission line and a molten salt thermal energy storage system. Solana reached COD in October 2013.

PPA. Solana has a 30-year, fixed-price PPA with Arizona Public Service Company, or APS, for at least 110% of the output of the project. The PPA provides for the sale of electricity at a fixed base price approved by the Arizona Corporation Commission (“ACC”) with annual increases of 1.84% per year. The PPA includes on-going performance obligations. The PPA expires in October 2043.

O&M. We perform O&M for Solana with our own personnel.

Operations. Solana has not yet achieved its technical capacity on a continuous basis. During the last few years, repairs, replacements and improvements were conducted on the heat exchangers, the water plant, the storage system and more recently the solar field. In 2021 and 2022, availability in the storage system was lower than expected due to the repairs and replacements that we have been carrying out. These works have impacted production in 2021 and 2022 and may impact production in 2023.

Project Level Financing. Solana received a loan from the Federal Financing Bank (“FFB”) in December 2010, with a guarantee from the DOE. The FFB loan is payable over a 29-year term and has an average fixed interest rate of 3.69%. As of December 31, 2022, the outstanding balance of the loan was $722.8 million. The FFB loan permits dividend distributions on a semi-annual basis as long as the debt service coverage ratio is at least 1.2x.

Mojave

Overview. Mojave is a 250 MW net (280 MW gross) solar plant wholly-owned by us located in San Bernardino County, California, approximately 100 miles northeast of Los Angeles. Mojave relies on a conventional parabolic trough solar power system to generate electricity. Mojave reached COD in December 2014.

PPA. Mojave has a 25-year, fixed-price PPA with Pacific Gas & Electric Company, for 100% of the output of Mojave which began on COD. The PPA provides for the sale of electricity at a fixed base price with seasonal adjustments and adjustments for time of delivery. Mojave can deliver and receive payment for at least 110% of contracted capacity under the PPA. The PPA expires in 2039.

O&M. We perform O&M for Mojave with our own personnel.

Project Level Financing. Mojave received a loan from the FFB in September 2011, with a guarantee from the DOE. The FFB loan is payable over a 25-year term and has an average fixed interest rate of 2.75%. As of December 31, 2022, the outstanding balance of the loan was $605.4 million. The financing arrangement permits dividend distributions on a semi-annual basis as long as the debt service coverage ratio is at least 1.20x.

Coso

Overview. Coso is a platform of nine geothermal units with a total net capacity of approximately 135 MW located in Inyo County, California. This asset provides baseload renewable generation to CAISO.

PPAs. We have three PPAs with fixed prices:

Two PPAs representing approximately 85% of the revenues until 2026 and 60% from 2027 until 2036 with two Community Choice Aggregators (“CCAs”), Silicon Valley Clean Energy and Central Coast Community Energy (formerly Monterrey Bay Community Power), both with an “A” credit rating from S&P.

A PPA for approximately 15% of the revenues until 2026, 40% from 2027 until 2036 and 50% from 2037 until 2041 with Southern California Public Power Authority (“SCPPA”), which is not rated.

O&M. Operation and maintenance is performed in-house.

Project Level Financing. In December 2020, before the acquisition of Coso was closed, the asset entered into a $273 million financing agreement. On July 15, 2021, we prepaid $40 million, and the notional amount was reduced to $233 million. From the total amount, $93 million is progressively repaid following a theoretical 2036 maturity, with a legal maturity in 2027. The remaining $140 million are expected to be refinanced on or before 2027. Interest has been hedged until 2027 such that the total annual interest rate is 2.99% until 2027. As of December 31, 2022, the outstanding balance of the loan was $200.9 million. The financing agreement permits cash distributions to shareholders subject to a debt service coverage ratio of at least 1.20x.

Vento II

Vento II is a portfolio of four wind assets located in the states of Illinois, Texas, Oregon and Minnesota in the United States in which Atlantica has a 49% equity interest. The portfolio does not currently have any debt. Operation and maintenance services are provided by EDP Renewables North America (“EDPR”) for the four assets.

•	Elkhorn Valley

Overview. Elkhorn Valley is a 101 MW wind asset in Union County, Oregon, which entered into operation in November 2007.

PPA. Elkhorn Valley has a PPA with Idaho Power Company at a fixed price, expiring in December 2027. Base price increases annually with a 3% escalation factor.

•	Prairie Star

Overview. Prairie Star is a 101 MW wind asset in Filmore County, Minnesota, which entered into operation in December 2007.

PPA. Prairie Star has a PPA with Great River Energy. The PPA expires in December 2027 with the option to extend it until 2036.

•	Twin Groves II

Overview. Twin Groves II is a 198 MW wind asset in McLean County, Illinois, which entered into operation in March 2008.

PPA. Twin Groves II has a PPA with Exelon Generation Co LLC at a fixed price, expiring in March 2026.

•	Lone Star II

Overview. Lone Star II is a 196 MW wind asset in Albany, Texas, which entered into operation in May 2008.

PPA. Lone Star II had a PPA with EDPR North America, LLC at a fixed price that expired in January 2023. Together with our partner EDPR we have decided to sell electricity at market prices in the short-term and re-evaluate in the future the option to repower the asset.

Chile PV 1, Chile PV 2 and Chile PV 3

In April 2020 we made an investment in the creation of a renewable energy platform in Chile, together with financial partners, where we now own approximately a 35% stake and have a strategic investor role. The platform intends to make further investments in renewable energy in Chile and sign PPAs with credit-worthy off-takers.

Overview. Chile PV 1, Chile PV 2 and Chile PV 3 are three solar plants with 55 MW, 40 MW, and 73 MW, respectively. Chile PV 1 reached COD in May 2016, Chile PV 2 reached COD in August 2017 and Chile PV 3 reached COD in December 2014.

PPA. Chile PV 1 and Chile PV 3 sell their production to the Chilean power market. Chile PV 2 has PPAs signed for part of its production.

O&M. Chile PV 1, Chile PV 2 and Chile PV 3 have O&M agreements with third parties.

Project Level Financing. Two of the three assets have long-term project finance agreements in place in U.S. dollars, with a total outstanding balance of $72.0 million as of December 31, 2022. Payments are made semi-annually. The debt agreements bear interest based on six-month LIBOR and more than 75% has been hedged. The financing arrangements permit dividend distributions at least once per year subject to meeting the debt service coverage ratios required by contract.

La Sierpe

Overview. La Sierpe is a 20 MW solar PV plant in Colombia, wholly owned by us, which reached COD in October 2021.

PPA. La Sierpe has a 15-year, fixed-price PPA in local currency with Coenersa, the largest independent electricity wholesaler in Colombia. The PPA provides for the sale of electricity at a fixed base price indexed to local Consumer Price Index.

O&M. We perform O&M for La Sierpe with our own personnel.

Project Level Financing. The asset has no project finance debt.

La Tolua

Overview. La Tolua is a 20 MW solar PV asset in Colombia, wholly owned by us.

PPA. The asset has a 10-year PPA (commencing on COD) in local currency with Coenersa, the largest independent electricity wholesaler in Colombia. The PPA provides for the sale of electricity at a fixed base price indexed to local Consumer Price Index.

O&M. La Tolua has an O&M agreement in place with a third party.

Project Level Financing. The asset has no project finance debt.

Tierra Linda

Overview. Tierra Linda is a 10 MW solar PV asset in Colombia, wholly owned by us.

PPA. The asset has a 10-year PPA (commencing on COD) in local currency with Coenersa, the largest independent electricity wholesaler in Colombia. The PPA provides for the sale of electricity at a fixed base price indexed to local Consumer Price Index.

O&M. Tierra Linda has an O&M agreement in place with a third party.

Project Level Financing. The asset has no project finance debt.

Albisu

Overview. Albisu is a 10 MW solar PV asset near the city of Salto, in Uruguay, wholly owned by us, which reached COD in January 2023.

PPA. The asset has a 15-year PPA, for approximately 60% of the plant’s capacity, starting in July 2023, with Montevideo Refrescos, S.R.L, a subsidiary of Coca-Cola FEMSA, S.A.B. de C.V. The PPA is denominated in local currency with a maximum and minimum price in U.S. dollars and is adjusted monthly based on a formula referring to U.S. Producer Price Index (PPI), Uruguay’s Consumer Price Index (CPI) and the applicable UYU/U.S. dollar exchange rate.

O&M. The O&M services are performed by a third party.

Project Level Financing. The asset has no project finance debt.

Palmatir

Overview. Palmatir is an onshore, 50 MW wind farm facility wholly owned by us, located in Tacuarembo, 170 miles north of the city of Montevideo, Uruguay. Palmatir has 25 wind turbines supplied by Siemens, and each turbine has a capacity of 2 MW. The plant reached COD in May 2014.

PPA. Palmatir signed a PPA with UTE in September 2011 for 100% of the electricity produced. UTE pays a fixed tariff under the PPA, which is denominated in U.S. dollars and is partially adjusted annually based on a formula referring to U.S. PPI, Uruguay’s PPI and the applicable UYU/U.S. dollar exchange rate.

O&M. We perform O&M with our own personnel, and we have wind turbines O&M agreement with Siemens that covers scheduled and unscheduled turbine maintenance, a supply of spare parts, wind farm monitoring and reporting services.

Project Level Financing. On April 11, 2013, Palmatir entered into a financing agreement for a U.S. dollar-denominated 19-year loan in two tranches in connection with this project. This financing agreement was subsequently amended to, among others, add an additional tranche. The first tranche is a $73 million loan with a fixed interest rate of 3.16%. The second tranche is a $33 million loan with a fixed interest rate of 6.35%.The third tranche is a $6.6 million loan with a floating interest rate of six-month U.S. LIBOR plus 4.13%. The combined outstanding balance of the three tranches as of December 31, 2022 was $72.0 million. The financing arrangements of the plant permits cash distributions to shareholders once per year subject to, among other things, a historical debt service coverage ratio for the previous twelve-month period of at least 1.25x and a projected debt service coverage ratio of at least 1.30x for the following twelve-month period.

Cadonal

Overview. Cadonal is an onshore, 50 MW wind farm facility wholly owned by us, located in Flores, 105 miles north of the city of Montevideo, Uruguay. Cadonal has 25 wind turbines of 2 MW each which were supplied by Siemens. The plant reached COD in December 2014.

PPA. Cadonal signed a PPA with UTE on December 28, 2012, for 100% of the electricity produced. UTE pays a fixed tariff under the PPA, which is denominated in U.S. dollars and is partially adjusted annually based on a formula referring to U.S. PPI, Uruguay’s PPI and the applicable UYU/U.S. dollar exchange rate.

O&M. We perform O&M with our own personnel, and we have wind turbines O&M agreement with Siemens that covers scheduled and unscheduled turbine maintenance, a supply of spare parts, wind farm monitoring and reporting services.

Project Level Financing. In June 2020 we refinanced Cadonal’s debt for a total amount of $77.6 million and in March 2022 we prepaid $12.3 million, resulting in a loan principal comprised of:

−	Tranche A: $29.7 million loan with maturity in 2034 and a floating interest rate of six-month LIBOR plus 2.9%, 81% hedged with a swap set at approximately 3.29% strike.

−	Tranche B: $21.1 million loan with maturity in 2032 and a floating interest rate of six-month LIBOR plus 2.65%, 99% hedged with a swap set at approximately 3.16% strike.

The combined outstanding balance of these two tranches as of December 31, 2022 was $46.6 million.

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

PPA. Melowind signed a PPA with UTE in August 2012, for 100% of the electricity produced. UTE pays a fixed tariff under the PPA, which is denominated in U.S. dollars and is partially adjusted every year based on a formula referring to U.S. PPI, Uruguay’s PPI and the applicable UYU/U.S. dollar exchange rate.

O&M. We perform O&M with our own personnel, and we have a wind turbines O&M agreement with Nordex that covers scheduled and unscheduled turbine maintenance.

Project Level Financing. On December 13, 2018, Melowind entered into a financing agreement payable over a period of 16 years. The financing consists of a $76 million loan with a floating interest rate based on six-month LIBOR plus a margin of 2.25% until December 2021, 2.5% from January 2022 to December 2024, 2.75% from January 2025 to December 2027 and 3.0% from January 2028 to December 2034. LIBOR exposure was 75% hedged with a swap at a rate of 3.26% with the financing bank. As of December 31, 2022, the outstanding balance of the loan was $68.6 million. The financing arrangement permits cash distributions to shareholders semi-annually subject, among other things, to a historical debt service coverage ratio for the previous twelve-month period of at least 1.15x.

Mini-hydro Peru

Overview. Mini-hydro Peru is a 4 MW mini-hydroelectric power plant located approximately 99 miles from Lima. The plant reached COD in April 2012.

Concession Agreement. It has a 20-year fixed-price concession agreement denominated in U.S. dollars with the Peruvian Ministry of Energy and Mines and the price is adjusted annually in accordance with the U.S. Finished Goods Less Foods and Energy Index as published by the U.S. Department of Labor.

O&M. We perform O&M for Mini-hydro Peru with our own personnel.

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

The portfolio of solar assets in Spain consists of solar platforms generally of two 50 MW solar plants, with the exception of Solnova 1, 3 & 4, (which has three 50 MW solar plants) and PS 10 & 20 (which is a 31 MW solar power complex). Except for PS 10 & PS 20 and Seville PV, all the assets rely on a conventional parabolic trough solar power system to generate electricity, which is similar to the technology used in other solar power plants that we own in the U.S.

O&M. We perform O&M for Solaben 2 & 3, Solaben 1 & 6, Helioenergy 1 & 2 and Seville PV with our own personnel, and Abengoa performs O&M for Solacor 1 & 2, PS 10 & 20, Helios 1 & 2 and Solnova 1, 3 & 4. As of the date of this annual report, we are in the process of transitioning the operation and maintenance services for those assets in Spain where Abengoa performs the O&M services, from an Abengoa subsidiary to a Company’s subsidiary.

These assets benefit from the tax accelerated depreciation regime established by the Spanish Corporate Income Tax Act.

Solaben 2 & 3

Overview. Solaben 2 and Solaben 3 are two 50 MW solar plants located in Extremadura, Spain. Atlantica owns 70% of each asset and Itochu, a Japanese trading company, owns the remaining 30%. The assets reached COD in June and October 2012, respectively.

O&M. We perform O&M for Solaben 2 & 3 with our own personnel since June 2022.

Project Level Financing. In December 2010, Solaben 2 and Solaben 3 each entered into a euro denominated 20-year loan agreement with a syndicate of banks. The loan for Solaben 2 was for €169.3 million and the loan for Solaben 3 was for €171.5 million. The interest rate for each loan is a floating rate based on six-month EURIBOR plus a margin of 1.5%. We hedged our EURIBOR exposure:

−	40% through a swap set at approximately 3.7% for the duration of the loans.

−	60% through a cap set at approximately 1% until 2025. From January 2026, 40% through a cap with approximately 3.75% strike price for the duration of the loans.

The outstanding balance of these loans as of December 31, 2022 was $100.2 million for Solaben 2 and $102.4 million for Solaben 3. The financing arrangements permit cash distributions to shareholders twice per year if the debt service coverage ratio is at least 1.10x.

In addition, on April 8, 2020, Logrosan Solar Inversiones, S.A, the subsidiary-holding company of Solaben 2 & 3 and Solaben 1 & 6 entered into the Green Project Finance with ING Bank, B.V. and Banco Santander S.A. The facility is a green project financing euro-denominated agreement that has a notional of €140 million of which 25% is progressively amortized over its five-year term and the remaining 75% is expected to be refinanced at maturity. The Green Project Finance is guaranteed by the shares of Logrosan and its lenders have no recourse to Atlantica corporate level. Interest accrue at a rate per annum equal to the sum of 6-month EURIBOR plus a margin of 3.25% and we hedged the EURIBOR with a 0% cap for the total amount and the entire life of the loan. The outstanding balance of this facility as of December 31, 2022, was $127.5 million. The Green Project Finance permits cash distribution to shareholders twice per year if Logrosan sub-holding company debt service coverage ratio is at least 1.20x and the debt service coverage ratio of the sub-consolidated group of Logrosan and the Solaben 1 & 6 and Solaben 2 & 3 assets is at least 1.075x.

Solacor 1 & 2

Overview. Solacor 1 & 2 are two 50 MW solar plants located in Andalusia, Spain. Atlantica owns 87% and JGC Corporation, a Japanese engineering company, holds the remaining 13%. The assets reached COD in February and March 2012, respectively.

O&M. Abengoa currently provides O&M services under an all-in contract. As of the date of this annual report, we are in the process of transitioning the O&M services of Solacor 1 & 2 from an Abengoa subsidiary to a Company’s subsidiary.

Project Level Financing. In October 2022, we refinanced Solacor 1 & 2 project debt. The new financing is a green euro-denominated loan with a syndicate of banks for a total amount of €205.0 million with maturity in 2037. Interest accrue at a rate per annum equal to the sum of six-month EURIBOR plus a margin of 1.50% between 2022-2027, 1.60% between 2027-2032 and 1.70% between 2032-2037. We hedged our EURIBOR exposure:

−	71% through a swap set at 2.36% for the life of the financing.

−	19% by maintaining the existing 1% strike caps with maturity in 2025.

The total outstanding balance of this loan as of December 31, 2022 was $212.8 million. This financing arrangement permits cash distribution to shareholders twice per year if the debt service coverage ratio is at least 1.15x.

The financing agreement also includes a mechanism under which, in the case that electricity market prices are above certain levels defined in the contract, a reserve account should be established and funded on a six-month rolling basis for the additional revenue arising from the difference between actual prices and prices defined in the agreement. Under certain conditions, such amounts, if any, should be used for early prepayments every six months.

PS 10 & 20

Overview. PS 10 & 20 is a 31 MW solar complex wholly owned by us located in Andalusia, Spain. PS 10 reached COD in 2007 and PS 20 reached COD in 2009.

O&M. Abengoa provides currently O&M services under an all-in contract. As of the date of this annual report, we are in the process of transitioning the O&M services of PS 10 & 20 from an Abengoa subsidiary to a Company’s subsidiary.

Project Level Financing. The asset has no project finance debt. In November 2022, we repaid in full the project finance that was in place for PS 20.

Helios 1 & 2

Overview. Helios 1 and Helios 2 are two 50 MW solar plants wholly owned by us located in Castilla-La Mancha, Spain. The assets reached COD in March and June 2012, respectively.

O&M. Abengoa provides currently O&M services under an all-in contract. As of the date of this annual report, we are in the process of transitioning the O&M services of Helios 1 & 2 from an Abengoa subsidiary to a Company’s subsidiary.

Project Level Financing. On July 14, 2020, we refinanced Helios 1 & 2. We entered into a senior secured note facility with a group of institutional investors as purchasers of the notes issued thereunder for a total amount of €325.6 million ($370.2 million approximately). The notes were issued on July 23, 2020 and have a 17-year maturity. Interest accrues at a fixed rate per annum equal to 1.90%. Debt repayment is semiannual over the 17-year tenor of the debt. The outstanding balance of the debt as of December 31, 2022 was $290.8 million. The note facility permits cash distributions to shareholders twice per year if the debt service coverage ratio is at least 1.15x.

Helioenergy 1 & 2

Overview. Helioenergy 1 and Helioenergy 2 are two 50 MW solar plants wholly owned by us located in Andalusia, Spain. They reached COD in April and August 2011, respectively.

O&M. We perform O&M for Helioenergy 1 & 2 with our own personnel since June 2022.

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

The outstanding balance of these loans as of December 31, 2022 was $243.5 million. The financing arrangements permit cash distributions to shareholders semi-annually based on a debt service coverage ratio of at least 1.15x.

Solnova 1, 3 & 4

Overview. Solnova 1, Solnova 3 and Solnova 4 are three 50 MW solar plants wholly owned by us located in Andalusia, Spain, in the same complex as PS-10 and PS-20. Solnova 1, 3 & 4 projects reached COD in February, June, and July 2010, respectively.

O&M. Abengoa provides currently O&M services under an all-in contract. As of the date of this annual report, we are in the process of transitioning the O&M services of Solnova 1, 3 & 4 from an Abengoa subsidiary to a Company’s subsidiary.

Project Level Financing. In December 2022 we refinanced Solnova 1, 3 & 4. We entered into a green senior euro-denominated loan agreement for the three assets with a syndicate of banks for a total amount of €338.5 million. The new project debt replaced the previous three project loans and maturity was extended from 2029 and 2030 to June 2035.

The interest rate for the loan accrues at a rate per annum equal to the sum of six-month EURIBOR plus a margin of 1.50% between 2023-2027, 1.65% between 2028-2032 and 1.80% from 2033 onwards. The principal is 90% hedged for the life of the loan through a combination of the following instruments:

−	a swap with a 3.23% strike with initial notional of €170.3 million starting in December 2022 and decreasing over time until maturity.

−	a cap with a 1.0% strike with initial notional of €134.2 million starting in December 2022 and decreasing over time until December 2025.

−	a cap with a 2.0% strike with initial notional of €64.9 million starting June 2026 and decreasing over time until December 2030.

The financing agreement also includes a mechanism under which, in the case that electricity market prices are above certain levels defined in the contract, a reserve account should be established and funded on a six-month rolling basis for the additional revenue arising from the difference between actual prices and prices defined in the agreement. Under certain conditions, such amounts, if any, should be used for early prepayments upon regulatory parameters changes.

As of December 31, 2022, the outstanding balance of this loan was $354.9 million. The financing arrangement permits cash distributions to shareholders twice per year if the debt service coverage ratio is at least 1.10x from 2023 to 2032 and 1.15x from 2032 onwards.

Solaben 1 & 6

Overview. Solaben 1 and Solaben 6 are two 50 MW solar plants wholly owned by us located in Extremadura, Spain, in the same complex as Solaben 2 & 3. Solaben 1 & 6 reached COD in September and October 2013, respectively.

O&M. We perform O&M for Solaben 1 & 6 with our own personnel since June 2022.

Project Level Financing. On September 30, 2015, Solaben Luxembourg S.A., a holding company of the two project companies, issued a project bond for €285 million (approximately $324 million) with maturity in December 2034. The bonds have a coupon of 3.76% with interest payable in semi-annual instalments on June 30 and December 31 of each year. The principal is amortized over the life of the financing. The outstanding balance as of December 31, 2022 was $188.0 million. The bonds permit cash distributions to shareholders twice per year if the debt service coverage ratio is at least 1.650x.

Seville PV

Overview. Seville PV is a 1 MW photovoltaic farm located alongside PS 10 & 20 and Solnova 1, 3 & 4, in Andalusia, Spain. Seville PV reached COD in 2006.

O&M. We perform O&M for Seville PV with our own personnel since May 2022.

Project Level Financing. Seville PV does not have any project level financing.

Italy PV 1, 2, 3 & 4

Overview. We own 7 PV assets in Italy which have a combined capacity of 9.8 MW. Italy PV 1 is a 1.6 MW solar PV plant which reached COD in December 2010. Italy PV 2 is a 2.1 MW solar PV plant which reached COD in April 2011. Italy PV 3 is a portfolio of 4 PV assets with a total capacity of 2.5 MW which reached COD between March and May 2012. Italy PV 4 is a 3.6 MW solar PV plant which reached COD in July 2011.

PPA. The assets have contracted revenues through a regulated feed in premium in addition to merchant revenues for the energy sold to the wholesale market.

O&M. O&M agreements with third parties.

Project Level Financing. The assets have non-recourse project financing in place for a total amount outstanding of $3.3 million as of December 31, 2022.

−
In June 2011, Italy PV 1 entered into a 15-year loan agreement for €6.0 million with maturity in 2026. The interest rate for the loan is a floating rate based on six-month EURIBOR plus a margin of 1.30%. As of December 31, 2022, the outstanding balance of this loan was $1.5 million.

−
In July 2016, Italy PV 3 entered into a 10-year loan agreement for €1.2 million with maturity in 2026. The interest rate for the loan is a fixed rate of 3.80%. As of December 31, 2022, the outstanding balance of this loan was $0.5 million.

−
In March 2022, Italy PV 4 entered into a 10-year loan agreement for €1.3 million with maturity also in 2031. The interest rate for the loan is a fixed rate of 1.00%. As of December 31, 2022, the outstanding balance of this loan was $1.3 million.

These financing arrangements permit dividend distributions any time throughout the year and regardless of any minimum debt service coverage ratios.

Kaxu

Overview. Kaxu is a 100 MW solar plant located in Pofadder, Northern Cape Province, South Africa. The project company is currently 51% owned by Atlantica South Africa (Pty) Ltd, which we fully own, while the remaining is owned by Industrial Development Corporation of South Africa (29%) and Kaxu Community Trust (20%). Kaxu relies on a conventional parabolic trough solar power system to generate electricity. This technology is similar to the technology used in solar power plants that we own in the U.S. and Spain. In addition, Kaxu has a molten salt thermal energy storage system. The asset reached COD in January 2015.

PPA. Kaxu has a 20-year PPA with Eskom, under a take-or-pay contract for the purchase of electricity up to the contracted capacity of the facility, which expires in February 2035. Eskom purchases all the output of the Kaxu plant under a fixed-price formula in South African Rand subject to indexation to local inflation.

Eskom is a state-owned, limited liability company, wholly owned by the Republic of South Africa. Eskom’s payment guarantees are underwritten by the South African Department of Mineral Resources and Energy, under the terms of an implementation agreement. Eskom’s credit ratings are currently CCC+ from S&P, Caa1 from Moody’s and BB- from Fitch. The Republic of South Africa’s credit ratings are currently BB- from S&P, Ba2 from Moody’s and BB- from Fitch.

In addition, in 2019, we entered into a political risk insurance agreement with the Multinational Investment Guarantee Agency for Kaxu. The insurance provides protection for breach of contract up to $58 million in the event of the South African Department of Mineral Resources and Energy not complying with its obligations as guarantor. This insurance policy does not cover credit risk.

O&M. Since February 1, 2022, and following an agreement with Abengoa, the personnel performing the operation and maintenance of the plant have been transferred to an Atlantica subsidiary, so the O&M services are performed internally since such date.

Project Level Financing. Kaxu entered into a long-term financing agreement with a lenders’ group for a total initial amount of approximately $367.4 million. The loan consists of senior and subordinated long-term loans payable in South African rand over an 18-year term with the cash generated by the project. The interest rate exposure was initially 100% hedged through a swap with the same banks providing the financing, and the coverage progressively reduces over the life of the loan. Current effective annual interest rate is approximately 11.1% considering the hedge in place. As of December 31, 2022, the outstanding balance of these loans was ZAR 4,728 million, or $277.5 million.

The financing arrangement permits dividend distributions on a semi-annual basis after the first repayment of debt has occurred, provided that the historical and projected debt service coverage ratios are 1.2x or above.

Efficient Natural Gas and Heat

Calgary District Heating

Overview. Calgary is a 55MWt district heating facility located in the city of Calgary in Alberta, Canada which reached COD in 2010. Calgary District Heating is a wholly owned subsidiary of Atlantica.

Thermal Off-take Agreements. The asset has capacity-based thermal heat revenue with inflation indexation, investment grade off-takers and an 18-year average contract life remaining. Contracted capacity and pass-through volume payments represent approximately 80% of the total revenue. Calgary District Heating is well-positioned to provide a pathway to reduced GHG heat.

O&M. We perform O&M for Calgary District Heating with our own personnel.

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

We have experienced delays in collections from Pemex in the past, especially since the second half of 2019, which have been significant in certain quarters. As of December 31, 2022 these delays were shorter than in previous quarters.

O&M. GE provides services for the maintenance, service and repair of the gas turbines and NAES is responsible for the O&M. The O&M agreement with NAES expires upon the expiration of the Pemex CSA, although we may cancel it with no penalty at any time.

Project Level Financing. In December 2013 ACT Energy Mexico entered into a $660.0 million senior loan agreement with a syndicate of banks. In March 2014, after the loan’s first repayment, additional banks entered the syndicate, leading to a $655.4 million senior loan comprised of:

−	Tranche 1: $205.4 million with 10-year maturity.

−
Tranche 2: $450.0 million with an 18-year maturity. The interest rate on each tranche is a floating rate based on the three-month LIBOR plus a margin of 3.5% from January 2019 to December 2024 and 3.75% from January 2025 to December 2031. The loan is 75% hedged at a weighted average rate of 3.94%.

The combined outstanding balance of these two tranches as of December 31, 2022 was $441.0 million. The senior loan agreement permits cash distributions to shareholders provided that the debt service coverage ratio is at least 1.20x.

Monterrey

Overview. Monterrey is a 142 MW gas-fired engine facility including 130 MW installed capacity and 12 MW battery capacity. We own 30% of Monterrey through Pemcorp S.A.P.I. de C.V., while Arroyo Energy owns the remaining 70%. The asset is located in Mexico and reached COD in the third quarter of 2018. The power plant is configured with seven Wärtsilä natural gas internal combustion engines.

PPA. It is a U.S. dollar-denominated PPA with two international large corporations engaged in the car manufacturing industry. The PPA had originally a 20-year term starting at COD. In May 2022, together with our partner, we entered into a 7.5-year PPA extension with the same off-takers, such that the PPA now ends in 2046. The extension will involve an investment to achieve improvements in the asset to provide, among other things, additional battery capacity and additional redundancy of electric power supply. The PPA includes price escalation factors. The asset also has a 20-year contract for the natural gas transportation. It has limited commodity risk since a majority of the gas cost is a pass-through to our clients.

O&M. Wärtsilä performs the O&M for Monterrey under a contract renewed in 2020 for five years. In addition, the asset has in place a Generator Maintenance Agreement with Wärtsilä for the seven generators for a period of 15 years from COD.

Project Level Financing. Monterrey has a loan of $159.4 million outstanding balance as of December 31, 2022, which matures in September 2027. The interest rate of the loan is a floating rate based on the three-month LIBOR plus a margin of 2.75% with a 0.25% increase after three years. The LIBOR exposure was 85% hedged with a swap rate of 2.26% with the financing bank. The loan agreement permits cash distributions after the asset reached COD provided that the debt service coverage ratio is at least 1.20x.

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

Concession Agreement. Pursuant to the initial concession agreement, the Peruvian Ministry of Energy and Mines, on behalf of the Peruvian Government, granted ATN a concession to construct, develop, own, operate and maintain the transmission line and substations. ATN owns all assets that it has acquired to construct and operate ATN for the duration of the concession. The ownership of these assets will revert to the Peruvian Ministry of Energy and Mines upon termination of the initial concession agreement.

ATN has a 30-year fixed-price tariff base denominated in U.S. dollars that is adjusted annually in accordance with the U.S. Finished Goods Less Foods and Energy Index as published by the U.S. Department of Labor. Our receipt of the tariff base is independent from the effective utilization of the transmission lines and substations. In addition, ATN Expansion 1 has a 15-year Transmission Service Agreement (“TSA”) and ATN Expansion 2 has two 20-year TSAs and one 30-year TSA denominated in U.S. dollars.

O&M. ATN has an O&M agreement with Omega Peru Operación y Mantenimiento S.A., one of the main O&M providers in Peru.

Project Level Financing. ATN has a project bond in place which was issued in September 2013 and which currently has three tranches outstanding:

−	1st tranche had a principal amount of $50 million with a 15-year term with quarterly amortization and bears interest at a rate of 6.15% per year.

−	2nd tranche had a principal amount of $45 million with a 26-year term and bears interest at a rate of 7.53% per year. The second tranche has a 15-year grace period for principal repayments.

−	3rd tranche had a principal amount of $10 million with a 15-year term and bears interest at a rate of 6.88% per year.

As of December 31, 2022, the outstanding balance of this loan was $87.2 million. The project bond agreement permits cash distributions subject to a debt service coverage ratio for the last six months of at least 1.10x.

ATS

Overview. ATS is a 569 miles transmission line located in Peru wholly owned by us. ATS is part of the Guaranteed Transmission System and comprises several sections of transmission lines and substations. ATS reached COD in 2014.

Concession Agreement. The initial concession agreement became effective on July 22, 2010 and will expire 30 years after achieving COD. Pursuant to the initial concession agreement, ATS will own all assets it has acquired to construct and operate the ATS Project for the duration of the concession. These assets will revert to the Peruvian Ministry of Energy and Mines upon termination of the initial concession agreement.

The concession agreement has a fixed-price tariff base denominated in U.S. dollars and is adjusted annually in accordance with the U.S. Finished Goods Less Foods and Energy Index as published by the U.S. Department of Labor. Our receipt of the tariff base is independent from the effective utilization of the transmission lines and substations related to the ATS Project.

O&M. ATS has an O&M agreement with Omega Peru Operación y Mantenimiento S.A. that we can terminate every five years.

Project Level Financing. On April 8, 2014, ATS issued a project bond denominated in U.S. dollars with a 29-year term with semi-annual amortization and which bears a fixed interest rate of 6.875%. As of December 31, 2022, $391.5 million was outstanding. The project bond agreement permits cash distributions every six months subject to a trailing historical debt service coverage ratio for the previous two quarters of at least 1.20x.

ATN 2

Overview. ATN 2, is an 81 miles transmission line located in Peru wholly owned by us, which is part of the Complementary Transmission System. ATN 2 reached COD in June 2015.

ATN 2 has an 18-year, fixed-price tariff base contract denominated in U.S. dollars with Minera Las Bambas. The tariff is partially adjusted annually in accordance with the U.S. Finished Goods Less Foods and Energy Index as published by the U.S. Department of Labor. Our receipt of the tariff base is independent from the effective utilization of the transmission lines and substations related to ATN 2.

Minera Las Bambas is owned by a partnership consisting of a China Minmetals Corporation subsidiary (62.5%), a wholly owned subsidiary of Guoxin International Investment Co. Ltd (22.5%) and CITIC Metal Co. Ltd (15.0%).

O&M. ATN 2 has an O&M agreement with Omega Peru Operación y Mantenimiento S.A. until 2027.

Project Level Financing. In 2011 and 2014, a 15-year loan agreement was executed for a commitment of $50.0 million and $31.0 million, respectively. All debt has a fixed interest rate amounting to 4.85% on a weighted average basis and matures in 2031. As of December 31, 2022, the outstanding balance of the ATN 2 project loan was $45.3 million. The loan agreement permits cash distributions subject to a debt service coverage ratio of at least 1.15x.

Quadra 1 & Quadra 2

Overview. Quadra 1 is a 49-mile transmission line in Chile. Quadra 1 connects to the Sierra Gorda substation owned by Sierra Gorda SCM, a mining company and is located in the commune of Sierra Gorda. Quadra 2 is a 32-mile transmission asset that provides electricity to the seawater pump stations owned by the Sierra Gorda SCM in Chile. Quadra 1 and Quadra 2 reached COD in December 2013 and January 2014, respectively.

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

O&M. Enor performs operations services at Quadra 1 under a contract expiring in 2027 and at Quadra 2 under a contract expiring in 2029 with an option to renew each O&M agreement for five additional years. Maintenance services at Quadra 1 and Quadra 2 are performed by a group of tier-1 suppliers.

Project Level Financing. In June 2019, we refinanced the project debt of our Chilean assets Palmucho, Chile TL 3, Quadra 1 and Quadra 2. This financing agreement consists of a single loan agreement for all these assets for an original amount of $75 million with a syndicate of local banks. The loan is denominated in U.S. dollars and matures on September 30, 2031. It has a semi-annual amortization schedule and accrues interest at a variable rate based on the six-month LIBOR plus 3.60%. We contracted an interest rate swap at an approximate fixed rate of 2.25% to hedge 75% of the amount nominal during the entire debt term. As of December 31, 2022, the outstanding balance was $57.4 million. The financing agreement is cross collateralized jointly between the Chilean assets and permits cash distributions twice per year if the combined debt service coverage ratio for the three assets is at least 1.20x.

Palmucho

Palmucho is a transmission line in Chile of approximately 6 miles. Palmucho has a 14-year concession contract with Enel Generacion Chile, whereby both parties are obliged to enter into a four-year valid toll contract at the end of the term of the concession contract and the valid toll contract will be renewed for three periods of four years each until one of the parties decides not to renew. O&M services are provided by Energysur.

Project Level Financing. See Project Level Financing section for Quadra 1 and Quadra 2 above.

Chile TL 3

Overview. Chile TL 3 is a 50-mile transmission line in operation in Chile which reached COD in 1993. It generates revenue under the current regulation in Chile. The asset has a fixed-price tariff determined by the regulator and is partially adjusted annually in accordance with the U.S. and Chilean Consumer Price Indexes and currency exchange rates.

O&M. We perform O&M for Chile TL 3 with our own personnel. Energysur performs maintenance services under a three-year contract expiring on January 1, 2025.

Project Level Financing. See Project Level Financing section for Quadra 1 and Quadra 2 above.

Chile TL 4

Overview. Chile TL 4 is a 63-mile transmission line in operation in Chile which reached COD in 2016. The asset has fully contracted revenues in U.S. dollars, with inflation escalation and 50-year contract life. The off-takers are several mini-hydro plants that receive contracted or regulated payments from third parties.

O&M. The asset has O&M agreements with third parties.

Project Level Financing. Chile TL 4 does not have any project level financing.

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

Honaine had a corporate income tax exemption until 2021. After that period, the tariff was adjusted accordingly.

Concession Agreement. The water purchase agreement is a 25-year take-or-pay contract with Sonatrach/Algerienne des Eaux, or ADE, from COD. The tariff structure is based upon plant capacity. Tariffs are adjusted monthly based on the indexation mechanisms that include local inflation, U.S. inflation and the exchange rate between the U.S. dollar and local currency.

O&M. Honaine has a 25-year contract from COD with a specialized O&M supplier.

Project Level Financing. In May 2007, MBH signed a financing agreement for $233 million which accrues interest at a fixed-rate of 3.75%. The repayment of the Honaine facility agreement consists of quarterly payments, ending in April 2027. As of December 31, 2022, the outstanding balance of the Honaine project loan was $43.6 million. The financing arrangement permits cash distributions to shareholders once per year under certain conditions, including that the audited financials for the prior fiscal year indicate a debt service coverage ratio of at least 1.25x.

Skikda

Overview. The Skikda project is a 3.5 M ft3 per day capacity water desalination plant located in Skikda, Algeria. Skikda is located 510 km east of Algiers. We indirectly own 34.2% of Skikda through Aguas de Skikda, or ADS, AEC owns 49% and Sacyr owns the remaining 16.8%. We own a 67% of the holding company which in turns has a 51% equity stake in Skikda, as a result we fully consolidate the asset.

Skikda reached COD in 2009 and uses the same technology as Honaine.

Skikda had a corporate income tax exemption until 2019. After that period, and the tariff was adjusted accordingly.

Concession Agreement. The water purchase agreement is a 25-year take-or-pay contract with Sonatrach/ADE from COD. The tariff structure is based upon plant capacity. Tariffs are adjusted monthly based on the indexation mechanisms that include local inflation, U.S. inflation and the exchange rate between the U.S. dollar and local currency.

O&M. Skikda has a 25-year contract from COD with a specialized O&M supplier.

Project Level Financing. In July 2005, ADS signed a financing agreement for $108.9 million which accrues interest at a fixed-rate of 3.75%. The repayment of the Skikda facility agreement consists of sixty quarterly payments, ending in May 2024. As of December 31, 2022, the outstanding balance of the Skikda project loan was $7.4 million. The financing arrangement permits cash distributions to shareholders once per year under certain conditions, including that the audited financials for the prior fiscal year indicate a debt service coverage ratio of at least 1.25x.

Tenes

Overview. Tenes is a 7 M ft3 per day capacity water desalination plant located 208 km west of Algiers, in Algeria. Tenes uses the same technology as Honaine and Skikda and has been in operation since 2015.

Since January 2019, we have an investment in Befesa Agua Tenes, the owner of 51.0% stake in Tenes, through a secured loan to be reimbursed by Befesa Agua Tenes, together with 12% per annum interest, through a full cash-sweep of all the dividends to be received from the asset. On May 31, 2020, we entered into a new agreement which provides us with certain additional decision rights, including the right to appoint a majority of directors at the board of directors of Befesa Agua Tenes. Therefore, through the loan and these decision rights, we control Tenes since May 31, 2020 and as a result we have fully consolidated the asset from that date.

Tenes has a corporate income tax exemption until 2025. After that period, in case the exemption is not extended, a claim may be made under the water purchase agreement for compensation in the tariff.

Concession Agreement. The water purchase agreement is a 25-year take-or-pay contract with Sonatrach/ADE from COD. The tariff structure is based upon plant capacity. Tariffs are adjusted monthly based on the exchange rate between the U.S. dollar and local currency and yearly based on indexation mechanisms that include local inflation and U.S. inflation.

O&M. Tenes has a 25-year contract from COD with a company owned by Abengoa.

Project Level Financing. Tenes signed a financing agreement for $211 million. The loan accrues a fixed interest rate of 3.75%. The repayment of the facility agreement consists of sixty quarterly payments, ending in August 2031. As of December 31, 2022, the outstanding balance of the Tenes project loan was $79.3 million. The financing arrangements permit cash distribution to shareholders subject to a debt service coverage ratio of at least 1.10x.

Geographies and business sectors

We refer to “Item 5. Operating and Financial Review and Prospects” and to Note 4 to our Consolidated Financial Statements for a breakdown of our revenue by geography and by business sector.

Assets under construction

We currently have the following assets under construction or ready to start construction in the short-term:

Asset	Type	Location	Capacity (gross)[1]	Expected COD	Expected Investment ($ million)	Off-taker
Coso Batteries 1	Battery Storage	California, US	100 MWh	2024	40-50	N.A.
Chile PMGD[2]	Solar PV	Chile	80 MW	2023 – 2024	30[3]	Regulated
Honda 1[4]	Solar PV	Colombia	10 MW	2023	11	Enel Colombia
Honda 2[4]	Solar PV	Colombia	10 MW	2023	11	Enel Colombia
Apulo 1[4]	Solar PV	Colombia	10 MW	2023	11	Enel Colombia
Solana C&I PV	Solar PV (behind the meter)	Arizona, US	2.5 MW	2023	3	Solana
Raurapata	Transmission Line	Peru	3.9KM 220Kv	2024	12	Conelsur[4]

Notes-

(1)	Includes nominal capacity on a 100% basis, not considering Atlantica’s ownership.
(2)	Atlantica owns 49% of the shares, with joint control, in Chile PMGD.
(3)	Corresponds to the expected investment by Atlantica.
(4)	Atlantica owns 50% of the shares in Honda 1, Honda 2 and Apulo 1.
(5)	The contract is in the process of being transferred to Conelsur.

Development Pipeline

We are developing new projects in most of our core geographies. In some cases, we do this with our local in-house teams and in other cases we have been working with local partners with whom we jointly invest in developing projects or with whom we have agreements based on milestones.

By focusing our development activities on locations where we already have assets in operation and by working in many cases with partners, we have been able to maintain our development cost at what we believe are low levels.

We currently have a pipeline of assets under development, including both repowering or expansion opportunities of existing assets and greenfield development, of approximately 2.0 GW7 of renewable energy and 5.6 GWh7 of storage. Approximately 40% of the projects are PV, 40% storage and 19% wind, while 18% of the projects are expected to reach ready to build (“Rtb”) in 2023 or 2024, 17% are in an advanced development stage and 65% are in early stage. 27% correspond to expansion or repower opportunities of existing assets and 73% to greenfield developments.

	Renewable Energy (GW)[7]	Storage (GWh)[7]
North America	1.0	4.1
Europe	0.4	1.3
South America	0.6	0.2
Total	2.0	5.6

Customers

We derive our revenue from selling electricity, electric transmission capacity, water desalination capacity and heat. Our customers are mainly comprised of electrical utilities and corporations, with which we typically have entered into PPAs. We also employ concession contracts, typically ranging from 20 to 30 years. We also have regulated assets in Spain, Chile (Chile TL 3) and Italy. Chile PV 1, Chile PV 3 and Lone Star II, which represent less than 2% of our Adjusted EBITDA for the year 2022, sell electricity at market prices. Additionally, we have other assets that sell a percentage of their production at market prices. See the description of each asset under “—Our Operations” for more detail on each concession contract.

Our main contracts in our business also include the project finance contracts with banks or financial institutions and the operation and maintenance contracts of each of our assets. See description of financing and operation and maintenance contracts under “—Our Operations.”

7  Only includes projects estimated to be ready to build before or in 2030 of approximately 3.3 GW, 2.0 GW of renewable energy and 1.3 GW of storage (equivalent to 5.6 GWh). Capacity measured by multiplying the size of each project by Atlantica’s ownership. Potential expansions of transmission lines not included.

Competition

Renewable energy, storage, efficient natural gas and heat transmission lines are all capital-intensive and commodity-driven businesses with numerous industry participants. We compete based on the location of our assets in various countries and regions; however, because most of our assets typically have long-term contracts, competition with other asset operations is limited with respect to existing assets until the expiration of the PPAs. Power generation and transmission are highly regulated businesses in each country in which we operate and are currently highly fragmented and have a diverse industry structure. Our competitors have a wide variety of capabilities and resources. Our competitors include, among others, regulated utilities and transmission companies, other independent power producers and power marketers or trading companies and state-owned monopolies.

We also compete to develop or acquire new projects with developers, independent power producers and financial investors, including pension funds and infrastructure funds and other dividend growth-oriented companies, as well as utilities and oil and gas companies which are targeting to have a presence in renewables. Competitive conditions may vary over time depending on capital market conditions and regulation, which may affect the costs of constructing and operating projects.

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

Environmental and Social Information

Environment

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

Employees and Human Resources

As December 31, 2022, we had 978 employees. Following the internalization of the operations and maintenance services in our solar assets in the United States in 2019, in South Africa in 2022 and in part of our solar assets in Spain also in 2022, part of the recently hired employees of the relevant O&M companies belong to previously existing labor unions. We believe that the relationship between the Company and its labor union is good. We have not experienced any strikes or work stoppages among our workforce. One of our plants has experienced strikes by employees working for one of our operation and maintenance suppliers in the past.

Health & Safety

Within our values, the first one is “Integrity, Compliance and Safety”. We are committed to prioritizing and actively promoting health and safety as a tool to protect the integrity and health of our employees, subcontractors and partners involved in our business activity. We promote a safe operating culture across Atlantica and encourage a preventive culture in the O&M activities of our subcontractors as reflected in our corporate health and safety policy.

Annually, we conduct internal and external audits to evaluate our health and safety management system in accordance with the ISO 45001 standard requirements. Our ISO 45001 certification is valid until 2024. The external audit is carried out by an independent third party. Additionally, we perform periodic health and safety audits of our asset contractors to monitor their compliance with legal regulations, contractual requirements and our safety best practices. We also develop an annual training program to train managers and employees on safety awareness. This annual plan is designed in accordance with local regulations and risk assessment at every work position and work center.

On an annual basis, we establish key safety metrics targets in all our assets which include both Atlantica and subcontractor employees, which were achieved in 2022:

−
Our Total Recordable Incident Rate (TRIR) has been calculated following Sustainable Accounting Standards IF-EU-320a.1. It represents the total number of recordable accidents with and without leave (lost time injury) recorded in the last 12 months on 200 thousand hours worked. We ended 2022 at 1.0, compared to 1.2 in 2021.

−
Our Lost Time Injury Rate (LTIR) represents the total number of recordable accidents with leave (lost time injury) recorded in the last 12 months on 200 thousand of hours worked. We ended 2022 at 0.6, compared to 0.5 in 2021.

LTIR increased in 2022 compared to the previous year because we had more assets under construction in 2022, as the accident rates are typically higher in construction activities than in operation and maintenance activities. If we consider only our assets in operation, LTIR decreased to 0.3 in 2022 from 0.5 in 2021. Similarly, TRIR decreased in 2022, but the decrease is higher if we look only at our assets in operation, where TRIR decreased to 0.8 in 2022 compared to 1.2 in 2021. In 2023, we will focus on developing best practices in our assets under construction, working closely with our EPC contractors, while we maintain or improve our ratios in assets in operation.

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

We currently perform internally the O&M for a majority of our assets. In 2022, Abengoa performed O&M services for assets that represented approximately 20% of our consolidated revenue for that year. As of the date of this annual report, we are in the process of transitioning the operation and maintenance services for these assets in Spain from an Abengoa subsidiary to a Company’s subsidiary. Once this transfer is completed, we expect Abengoa to provide O&M services for assets representing less than 5% of our consolidated revenue in 2022. See “Item 3.D—Risk Factors— III. Risks Related to Our Relationship with Algonquin and Abengoa”.

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

In addition, during 2021 and 2022, several lawsuits were filed related to the February 2021 winter storm in Texas against among others Electric Reliability Council of Texas (“ERCOT”), two utilities in Texas and more than 230 individual power generators, including Post Oak Wind, LLC, the project company owner of Lone Star I, one of the wind assets in Vento II where we currently have a 49% equity interest. The basis for the lawsuit is that the defendants failed to properly prepare for cold weather, including failure to implement measures and equipment to protect against cold weather, and failed to properly conduct their operations before and during the storm.

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

Inflation Reduction Act

On August 16, 2022, U.S. President Biden signed into law the U.S. Inflation Reduction Act (IRA). The provisions of the IRA are intended to, among other things, incentivize clean energy investment, clean energy production and manufacturing of necessary components. The IRA includes, among other incentives, (i) the expansion and extension of ITCs to 30% (subject to satisfying the eligibility requirements under the IRA) for solar projects to be built until 2032, (ii) the expansion and extension of PTCs for wind projects to be built until 2032, (iii) a 30% ITC (subject to satisfying the eligibility requirements under the IRA) for standalone storage projects to be built until 2032, (iv) a new tax credit that will award up to $3/kg for low carbon hydrogen and a three-year extension and modification of PTCs for facilities that begin construction before December 31, 2024, and (v) the increase in total funds available for the U.S. Department of Energy’s Title 17 loan guarantee program by $3.6 billion, bringing the total to $40 billion. The IRA also includes transferability options for the ITCs and PTCs, which should allow an easier and faster monetization of these tax credits. Such credits will reduce the cost of renewable investments in the U.S.

We expect to claim ITCs or any other tax credits or benefits available under IRA for the projects currently under development and construction in the U.S. and for any other qualifying project that we develop and start construction in the U.S.

In determining ITC eligibility, we will rely upon applicable tax law and published IRS guidance. However, the application of law and guidance regarding ITC eligibility to the facts of particular solar energy and standalone storage projects is subject to a number of uncertainties, in particular with respect to the new IRA provisions for which Department of Treasury regulations (“Treasury Regulations”) are forthcoming, and there can be no assurance that the IRS will agree with our approach in the event of an audit. The Department of Treasury is expected to issue Treasury Regulations and additional guidance with respect to the application of the newly enacted IRA provisions, and the IRS and Department of Treasury may modify existing guidance, possibly with retroactive effect. Any of the foregoing could reduce the amount of ITCs or, if applicable, PTCs available to us. In this event, we could be required to seek alternative sources of funding for solar energy projects, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The ITC and PTC amount can be increased if certain domestic content requirements are satisfied or if a project is located in (i) an “energy community” or (ii) low-income community, each as defined in the IRA.

The full impact of the IRA cannot be known with certainty. However it is expected that, many of these provisions will reduce the cost of renewable investments in the U.S. due to the extensions and expansions of tax credits.

Trade Restrictions and Supply Chain

UFLPA

On December 23, 2021, U.S. President Biden signed into law the Uyghur Forced Labor Prevention Act (the “UFLPA”), which creates forced labor-related import restrictions that took effect on June 21, 2022 and seeks to block the import of products made with forced labor in certain areas of China. This may lead to certain suppliers being blocked from importing solar cells and panels to the U.S. While our assets and projects to start construction in the U.S. have not been impacted, further disruptions may impact our suppliers’ ability or willingness to meet their contractual agreements or to continue to supply cells or panels into the U.S. market on terms that we deem satisfactory.

We cannot currently predict what, if any, impact the UFLPA will have on the overall supply of solar panels into the U.S. and the related timing and cost of solar projects, future disruption and their effect on U.S solar project development and construction activities are uncertain.

AD/CVD

In August 2021, a group of anonymous domestic solar manufacturers filed a petition (“AD/CVD”) with the U.S. Department of Commerce (“DOC”) seeking to impose new tariffs on solar panels and cells imported from several countries, including Malaysia, Vietnam, and Thailand. The petitioners claimed that Chinese solar manufacturers were shifting products to these countries to avoid the tariffs required on products imported from China. In November 2021, the DOC rejected this petition. In denying the petition, the DOC cited the anonymous group’s refusal of the DOC’s request to provide more detail and identify its members due to concerns about retribution from the dominant Chinese solar industry.

In February 2022, a California based company filed an AD/CVD petition with the DOC seeking to impose new tariffs on solar panels and cells imported from multiple countries, including Malaysia, Vietnam, Thailand, and Cambodia. While the petition is similar to the one rejected by the DOC in November 2021, there are notable differences. The group added Cambodia to the petition and is requesting that the DOC conduct a country-wide inquiry into each of the four countries. In March 2022, the DOC decided to act on the February petition and investigate the claim. A DOC decision is expected by May 2023. If the DOC determines that the petition has merit, it would be able to apply any final tariffs retroactively to November 4, 2021. If imposed, the new tariffs are expected to further disrupt the supply of solar modules to the United States and could impact the cost and timing of our solar projects.

In June 2022, the Biden Administration used its executive powers to issue a 24-month tariff moratorium on solar panels manufactured in Cambodia, Malaysia, Thailand, and Vietnam. The moratorium comes as a direct response to concerns raised about the adverse impact from the ongoing DOC complaint on the U.S. solar industry. As the DOC will continue its investigation discussed above, companies may still be subject to tariffs after the moratorium ends; however, U.S. companies will reportedly be exempt from any retroactive tariffs that previously could have applied. The Biden Administration also announced that it plans to invoke the Defense Production Act to accelerate the production of solar panels in the U.S.

If the investigation results in additional taxes, tariffs, duties, or other assessments on renewable energy or the equipment necessary to generate or deliver it, such as antidumping and countervailing duty rates, such developments could result in, among other items, lack of a satisfactory market for the development and/or financing of our U.S. renewable energy projects, abandonment of the development of certain U.S. renewable energy projects, a loss of our investments in projects in the U.S., and/or reduced project returns.

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

United States State-Level Incentives

In addition to federal legislation, many states have enacted legislation, principally in the form of RPS, which generally require electric utilities to generate or purchase a certain percentage of their electricity supplied to consumers from renewable resources. In certain states, it is not only mandatory to meet these percentages, which in general are on the increase from renewable resources, but also electric utilities may be required to generate or purchase a percentage of their electricity supplied to consumers from specific renewable energy technologies, including solar technology.

Arizona

The Arizona Corporation Commission has complete and exclusive jurisdiction over the rates and terms under which regulated utilities may provide electricity service to retail customers in Arizona. Under Arizona’s Renewable Energy Standard & Tariff (the “REST”) regulated electric utilities must supply an increasing percentage of their retail electric energy sales from eligible renewable resources, including solar, wind, biomass, biogas and geothermal technologies. The renewable energy requirement was 10% of retail electric sales in 2020 and increases annually until it reaches 15% in 2025.

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

California

The California Public Utilities Commission, or the CPUC, governs, among other entities, California’s investor-owned utilities, including Pacific Gas & Electric Company. The CPUC reviewed Mojave’s PPA and approved the contract by issuing a formal decision in November 2011.

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

Regulation in Mexico

Overview

Until December 2013, under the Electricity Public Service Law (Ley del Servicio Público de Energía Eléctrica) enacted in 1975 and amended in 1992, the electricity industry in Mexico was entirely controlled by the federal government, acting through the CFE, an entity wholly owned and controlled by the Mexican government, and legally independent from the Mexican Ministry of Energy, or Secretaría de Energía or SENER. CFE was the only entity authorized to provide electricity directly to the public and to supply services to the Mexican wholesale market. CFE was also responsible for the construction and maintenance of infrastructure necessary for the delivery of electricity, such as the national electric grid, the Sistema Eléctrico Nacional, or SEN.

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

On September 30, 2021, the Mexican President submitted before the House of Representatives a new bill pursuant to which articles 25, 27 and 28 of the Mexican Constitution are proposed to be amended. On April 17, 2022, the Electricity Reform did not reach the qualified majority required for its approval by the House of Representatives in Mexico, and was therefore dismissed. Although the Mexican President has stated that he does not intend to re-submit a modified amendment proposal for approval again, at this point we cannot guarantee that he will not pursue other changes to the electricity sector in Mexico, since this has been an important component of his political agenda. However, as several experts in the field have explained, the Mexican Energy regulatory Commission (Comisión Reguladora de la Energía), or CRE, still has failed to provide a response to permit applications, modifications and other requests, which has created uncertainty in the market and further delayed the development of projects.

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

Under Law 28832, the projected expansions of the transmission system identified in the Peruvian transmission plan are part of the SGT. The government organizes tender procedures to call private investors interested in building the projected lines of the SGT and award a SGT concession agreement (see further information regarding SGT Concession Agreements below).

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

Penalties

The concessionaires must maintain certain quality, safety and maintenance standards of the facilities. The failure to meet the quality standards established by applicable industry regulations, such as the technical rules of quality for power services, and the National Electricity Code, may result in the imposition of penalties, fines and restrictions. In addition to these penalties, fines and restrictions, if our concession is terminated due to the breach of obligations under the Concession Agreements, the Peruvian Ministry of Energy and Mines may appoint an intervenor to supervise the operations related to the concession to ensure the continuity in the provision of the service, and the compliance with applicable laws and regulations.

If a concessionaire suspends or interrupts the service for reasons other than regular maintenance and repairs, force majeure events, or failures caused by third parties, such concessionaire may be required to indemnify those who were affected for the damages caused by any such service interruption, in accordance with applicable regulations. In addition, the OSINERGMIN could impose penalties, including, among others, (a) admonishment, (b) successive fines, depending on the nature and effect of the interruption and its frequency, (c) temporary suspension of activities, and (d) definitive suspension of activities and the provisional administration of operations by an intervenor, if a termination event occurs and the Peruvian Ministry of Energy and Mines notifies of its desire to terminate the SGT Concession Agreement.

Electricity Legal Framework

The principal laws and regulations governing the Peruvian energy sector, or the Electricity Legal Framework, are: (i) the Electricity Concessions Law (Ley de Concesiones Electricas, PCL), and its implementing rules; (ii) the Law 28832, Law to Ensure the Efficient Development of Electricity Generation (Ley para Asegurar el Desarrollo Eficiente de la Generacion Electrica), (iii) the Transmission Rules (Reglamento de Transmision), or the Transmission Rules; (iv) the General Environmental Law; (v) the Regulations for the Environmental Protection in Power Activities; (vi) the Laws creating OSINERGMIN; (vii) the OSINERGMIN Rules ; (viii) the Regulatory Agencies of Private Investment in Public Services Framework Law; and (ix) the Legislative Decree that promotes investment in the generation of power through renewable resources and its regulations.

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

Additionally, OSINERGMIN has approved certain procedure applicable to electricity agents (including transmission agents) including the Procedure named “Conditions for the application of electricity generation and transmission tariffs”, by means of which, the conditions for the application of the generation and transmission prices were established for certain electric energy supplies as further detailed in the Electrical Concessions Law.

In addition, the same way it was approved the Procedure for the Auditing of Contracts and Authorizations of the Electricity Subsector and Concession Contracts in Natural Gas Activities was approved (Resolution No. 166-2020-OS/CD), having as the purpose of this regulation is to audit the obligations contained in concession contracts, authorizations and investment commitment contracts in the electricity sub-sector, including the transmission service, which are under the competence of OSINERGMIN. For the electric transmission systems, the following aspects are subject to audit: (i) the Electric Power Transmission Systems Concession Contract (SGT and SCT); (ii) Electric Power Transmission System Expansions; (iii) Concession Contract to Develop the Electric Power Transmission Activity.

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

Moreover, during 2021, OSINERGMIN approved a modification to the Technical Procedure No. 31 of the COES regarding the calculation of the Variable Costs of the Generation Units, which had an impact on the energy business due to its impact on the marginal cost. Also, during 2022 such Procedure was (once again) modified through Resolution No. 171-2022-OS/CD.

In December 2022, through Supreme Decrees No. 154-2022-PCM and 157-2022-PCM, certain provisions related to the regime of the Contribution for Regulation in the electricity sub-sector in favor of OSINERGMIN and the Environmental Evaluation and Inspection Agency (OEFA) were approved. Specifically, in both cases, the rates of the Contribution for Regulation of the electric transmission concessionaires were updated for years 2023, 2024 and 2025.

By means of the Ministerial Resolution No. 227-2022-MINEM-DM, the Peruvian Ministry of Energy and Mines published for comments a draft of an amendment to the Law 28832. Among other topics, such resolution proposes: (i) a modification of some aspects related to the procedures to call for auctions for the execution of a SGT; (ii) the recognition of firm capacity for energy plants that produces with renewal energy resources, and (iii) the development of complementary services in the system (for example, based in the provision of frequency regulation services with battery energy storage systems).

Finally, regarding the existing limitations to vertical integration of the electric activities, Law No. 31112, “Law that establishes the prior control for corporate concentration operations” and its relevant implementing rules (Supreme Decree No. 039-2021-PCM) became effective on June 14, 2021.

Regulation for Environmental Protection in Electrical Activities

In accordance with the current environmental legal framework, as a general rule, prior to the construction and beginning of any electrical activities (i.e. generation, transmission or distribution) the holder must obtain from the Peruvian Ministry of Energy and Mines an instrument for environmental management (“IEM”), which after its approval is mandatory for implementation. In that sense, electricity companies are obliged to submit, on a yearly basis, an Annual Environmental Report with information on their level of compliance with environmental commitments (as established in the IEM) and other legal obligations that may result applicable. During 2022, guidelines for the filing of such Report were approved.

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

Regulation in Chile

Current Regulatory Framework

The general regulatory framework of the Chilean electricity sector, focused on photovoltaic solar plants, consists of:

•
Decree with force of law no. 4, that fixes consolidated, coordinated, and systematized text of Decree with force of law no. 1, of Mining, of 1982, on General Law of Electric Services, in matters of electric energy, the “General Law of Electric Services”,

•
Law No. 19.300, March 9, 1994, on General Bases of the Environment, modified by Law No. 20.417, January 26, 2010, which creates the Ministry, the Environmental Evaluation Service and the Superintendence of the Environment;

•
Supreme Decree No. 327/1997 of the Ministry of Mining, published in the Official Gazette on September 10, 1998, modified by Supreme Decree No 68/2021, which contains “Regulation of General Law of Electric Services”;

•
Supreme Decree No. 125/2019 of the Ministry of Energy, published in the Official Gazette on December 20, 2019, which contains “Regulation of coordination and operation of the national electricity system”;

•
Supreme Decree No. 62/2006 of the Ministry of Economy, Development and Reconstruction, published in the Official Gazette on June 16, 2006, modified by Supreme Decree No 42/2020, which contains “Regulation of power transfers between companies regulated by General Law of Electric Services”;

•
Supreme Decree No. 88/2019 of the Ministry of Energy, published in the Official Gazette on October 8, 2020, modified by Supreme Decree No 27/2022, which contains “Regulation on Small Means on Distributed Generation” (PMGD).

•	Technical standard for the connection and operation of PMGD in medium voltage installations fixes by the National Energy Commission (“NTCO-PMGD” July 2019).

General Law of Electric Services

The purpose of the General Law of Electric Services is to establish a regulatory framework containing the rules applicable to the generation, transmission and distribution of electric power in Chile. This law is complemented by a series of technical regulations and standards.

In turn, for the electricity generation business, the applicable regulations establish a competitive market that seeks to supply the demand at minimum cost, so that the result is the economically efficient allocation of resources to and within the electric sector. To accomplish this, the National Electric Coordinator (“CEN”) determines the generation costs of each power plant and schedules the operation, according to the rules contained mainly in the “Regulation of coordination and operation of the national electricity system”.

The operation of electricity distribution companies require the granting of a concession by the authority and is usually a monopoly market. Pursuant to the General Law of Electric Services, the electric power distribution companies should provide public distribution services to all the customers located in their concession areas and are obliged to supply to all those who request it within such area. On the other hand, the regulations of the aforementioned law establish the duty of the distribution companies to ensure compliance with the obligation to provide supply. To comply with this, they must have a permanent supply of energy that, added to their own generation capacity, allows them to meet their total projected needs for a time horizon of at least three years.

Regulation applicable to transmission lines

The General Law of Electric Services establishes a medium and long term planning procedure for the most important transmission lines, to then publicly tender the construction of the works. In turn, the owners of the transmission lines are entitled to receive a remuneration called “tolls” as compensation for the investment and maintenance of the lines.

Regulation applicable to photovoltaic plants (“PV”)

The General Law of Electric Services establishes freedom to build, install or purchase photovoltaic plants, thus a previous state concession is not required to perform such activities. However, once a PV enters into operation, it must comply with the instructions given by the CEN for the entire National Electric System (“SEN”) regarding energy production. Such instructions will determine which plants must produce electricity in the next few days, depending on their production costs and the availability of the power plants, among other aspects. If the plant is “dispatched” by the CEN, it must operate and its energy will be injected into the National Electric System, from where the companies that have customers will obtain the electricity necessary to supply their consumption.

According to the General Electric Services Law, all owners of generation facilities synchronized to the SEN shall have the right to sell the energy they produce at the instantaneous marginal cost, as well as their power surpluses at the node price of the power. As a result, in the generation market there are forced sales of electricity power between the different plants, the price of which is determined by CEN and corresponds to the instantaneous marginal cost. The valuation of energy and power transfers between the different companies is carried out by CEN, according to the rules contained mainly in “Regulation of coordination and operation of the national electricity system” and “Regulation of power transfers between companies regulated by General Law of Electric Services”.

Regulation applicable to PMGDs

The General Electric Services Law provides that a regulation will establish the procedures for the determination of prices, when the generation facilities are directly connected to distribution system, as well as the price stabilization mechanisms applicable to the energy injected by power plants whose surplus of power that can be supplied to the electricity system does not exceed 9 MW. For that reason, Supreme Decree No. 244/05 (“DS 244”) was approved to incorporate a regulation for small-scale generation facilities (PMG and PMGD). Moreover, on October 8, 2020, Supreme Decree No. 88 (DS 88) was published in the Official Gazette, incorporating a new regulation for small-scale generation facilities (PMG and PMGD) which was recently amended in March 2022.

Any owner or operator of a small-scale generation facility must choose to sell the energy it injects into the system at the instantaneous marginal cost or under a stabilized price regime. This option must be communicated at least one month prior to the entry into operation. The minimum period of permanence in each regime will be four years and the option to change regime must be communicated to CEN at least six months in advance.

The price stabilization mechanism (or “Stabilized Price”) was incorporated in the General Law of Electric Services with Law No. 19,940/2004, with the intention of encouraging the construction of small non-conventional renewable energy generating plants, whose power surpluses do not exceed 9MW. The aim was to reduce the entry barriers faced by these plants, normally located close to consumption centers, stabilize their cash-flows, and diversify the energy matrix. Supreme Decree No. 244/05 (“DS 244”) regulated this matter and allowed the owners of such facilities if they sold the energy produced at the instantaneous marginal cost or at the Stabilized Prices set by Supreme Decree by the Ministry of Energy. The Stabilized Price would be determined by the National Energy Commission for a 4-year horizon, based on a projection of the marginal cost for that period. If the Stabilized Price was chosen, the plant had to remain for the same period of 4 years in the price stabilization mechanism. This Supreme Decree was replaced 15 years later by Supreme Decree No. 88/2019 (“DS 88”).

The new scheme set by DS 88 modifies the stabilized price regime for projects up to 9MW that are directly connected to low and medium voltage transmission lines and introduces adjustments aimed at streamlining the connection process. Regarding the new stabilized price regime, the calculation now considers six four-hour time intervals with independent prices during a given day, in contrast to the previous regime, which did not make distinctions based on the time of energy injection.

At the same time, in order to avoid a negative impact on the market of the PMGDs that had already used this mechanism, DS 88 created a grandfathering period for PMGDs that were (i) already in operation, (ii) declared under construction and/or (iii) with their sectorial environmental approvals granted. Under such grandfathering period, the facilities that met any of the abovementioned criteria can choose if they want to benefit from the Stabilized Price regime of DS 244 for a term of 165 months since the publication of DS 88, until July 2034. Given that Atlantica’s Chile PMGDs were already declared under construction when DS 88 became applicable, Atlantica chose to benefit from the grandfathering period and therefore receiving the stabilized price set by DS 244. Once the term of the grandfathering period elapses, all PMGDs will follow the new scheme set forth by DS 88.

DS 88 establishes a regulated procedure for the authorization of PMGDs. Such procedure begins with the presentation of a request for connection to the grid belonging to a distribution company, accompanying a schedule of works, and a deposit of 20% of the costs corresponding to the connection studies. If declared admissible by the distribution company, it issues a Connection Criteria Report (ICC), which will be valid for 9, 12 or 18 months, with no possibility of extension, depending on the installed capacity of the project, as well as whether it has a significant impact on the grid. Moreover, in order to receive the authorizations required for construction, PMGDs must submit their “declaration under construction” to the CNE, at which time the CNE will analyze if their power surplus is less than or equal to 9MW, being a requirement to access to the special conditions defined exclusively for small-scale generation facilities, such as connection conditions, operation, price level and billing.

It is important to note that the electricity distribution companies must allow the connection to their distribution facilities to the PMGD, complying with the specifications contained in the Technical Standards issued by the CNE, at present “NTCO-PMGD” July 2019 and shall guarantee access to their network for PMGD with the same quality of service applicable to Regulated customers.

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

•
Entitlement to a specific payment scheme: under the system established by Royal Decree 413/2014, the sale of electricity at market price is complemented with a specific regulated remuneration that allows these technologies to compete on an equal basis with the rest of the technologies on the market. This specific complementary remuneration will be sufficient to reach the minimum level necessary to cover the costs and enables them to compete on a level playing field with the other, non-renewable technologies on the market while achieving a reasonable return on investment. In case of new facilities, the Spanish government can establish a specific remuneration through an auction process.

The significant obligations of the renewable energy electricity producers under the Electricity Act include, inter alia, a requirement to:

•
Offer to sell the energy they produce through the market (daily and intra-daily market managed by the market operator) or via a bilateral or forward contract (which makes them consequently excluded from the bidding system managed by the market operator).

•	Maintain the plant’s planned production capacity. Power lines, which include connections with the transmission or distribution network and transformers are considered part of the production facility.

Remuneration System for Renewable Plants

According to Royal Decree 413/2014, producers receive (i) the electricity market price for the power they produce and (ii) a specific remuneration.

The specific remuneration system established by Royal Decree 413/2014 applies to production facilities using renewable energy sources, high-efficiency cogeneration and waste that do not reach the minimum level necessary to cover the costs. It allows them to compete on an equal footing with the rest of the technologies on the market, obtaining a reasonable return.

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

This specific remuneration system shall consist of the following two concepts for remuneration:

a)
A remuneration per unit of installed power, which shall be called Remuneration on Investment (Rinv) and shall be expressed in €/MW. To determine this parameter, the standard value of the initial investment resulting from the competitive tendering procedure established to grant the specific remuneration system to each installation will be considered. For the calculation of the annual income from the remuneration for the investment of an installation, the Remuneration on Investment (Rinv) of the associated typical installation shall be multiplied by the power entitled to the specific remuneration system, without prejudice to the correction according to the number of equivalent hours of operation.

b)
A Remuneration on Operation (Ro), which shall be calculated in accordance with the provisions of Article 17 of the Royal Decree 413/2014, expressed in €/MWh. In order to calculate the income from the Remuneration on Operation (Ro) of an installation, the Remuneration on Operation (Ro) of the associated typical installation shall be multiplied, for each settlement period, by the energy sold on the production market in any of its forms of contracting in said period, attributable to the fraction of power entitled to a specific remuneration system, without prejudice to the correction based on the number of equivalent hours of operation.

For the granting of the specific remuneration system, the conditions, technologies or group of specific facilities that may participate in the competitive competition mechanism are established. Nevertheless, the granting of this specific remuneration system for existing facilities is regulated in the first transitory provision of Royal Decree 413/2014, that establishes that they will be automatically registered on a date to be determined by order of the Minister for Ecological Transition and Demographic Challenge. In any case, it contemplates the possibility of requesting the modification of the inaccuracies that could contain the data of the registry after the referred automatic inscription.

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

The Royal Decree 413/2014 establishes statutory periods of six years, with the second regulatory period beginning in January 2020. Each statutory period is divided into two statutory half-periods of three years. This “statutory period” mechanism aims to set forth how and when the Ministry for Ecological Transition and Demographic Challenge is entitled to revise the different payment factors (which include the cyclical situation of the economy, the electricity demand and the appropriate profitability) used to determine the specific remuneration to be received by the standard facilities. At the end of each statutory half-period (three years) the Ministry for Ecological Transition and Demographic Challenge may revise (i) the electricity market price estimates and (ii) the adjustment value for electricity market price deviations in the preceding statutory half-period.

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

In addition, in 2022 measures to adjust the regulated revenue component for renewable energy plants, following the increase since mid-2021 in the billings of these plants for the sale of electricity in the market. On March 30, 2022, the Royal Decree Law 6/2022 was published, adopting urgent measures in response to the economic and social consequences of the war in Ukraine. This Royal Decree Law contains a bundle of measures in diverse fields, including those targeted at containing the sharp rise in the prices of gas and electricity. It includes temporary changes to the detailed regulated components of revenue received by our solar assets in Spain, which are applicable from January 1, 2022. Specifically, prior to the entry into force of these new regulation, the level of remuneration under that specific remuneration system depended on the market price estimates used to calculate it, which are revised in each regulatory semi-period. Now, under article 5 of Royal Decree Law 6/2022, an extraordinary measure has been taken to subdivide the current regulatory semi-period, so as to create a new semi-period between January 1, 2022 and December 31, 2022 and the remuneration will be reviewed also taking into account future prices of OMIP. Further on May 14, 2022, the Royal Decree Law 10/2022 was published, including the so-called “Iberian mechanism”, which is the temporary production cost adjustment mechanism for reducing the price of electricity in the wholesale market. The main changes included by these regulations are:

−
The statutory half-period of three years from 2020 to 2022 has been split into two statutory half-periods (1) from January 1, 2020 until December 31 2021 and (2) calendar year 2022. As a result, the fixed monthly payment based on installed capacity (Remuneration on Investment or Rinv) for calendar year 2022 was revised in the new Order TED/1232/2022. The proposed Rinv is detailed in the table below.

−
The electricity market price assumed by the regulation for calendar year 2022 was changed from €48.82 per MWh to an expected price of €121.9 per MWh, i.e., the remuneration parameters of 2022 have been updated with real prices of 2020 (33.94 €/MWh) and 2021 (111.90 €/MWh) and the future prices of OMIP for 2022 (value of second semester 2021: 121.9 €/MWh). As a result, the variable payment based on net electricity produced (Remuneration on Operation or Ro), was also adjusted. The proposed Ro for the year 2022 is zero €/MWh for most of our assets reflecting the fact that market prices for the power sold in the market are significantly higher.

Following the mandate contained in Royal Decree Law 6/2022 and Royal Decree Law 10/2022, which main measures have been exposed above, the remuneration parameters have been updated for the year 2022 by the recent Order TED/1232/2022, of December 2, 2022, that was published in final form on December 14, 2022.

According to such regulation, the remuneration parameters applicable to our plants for 2022 are as follows, as approved by Order TED/1232/2022:

	Useful Life	Remuneration on Investment 2022 (euros/MW)	Remuneration on Operation 2022 (euros/GWh)	Maximum Hours	Minimum Hours	Operating Threshold
Solaben 2	25 years	390,453	0	2,008	1,205	703
Solaben 3	25 years	390,453	0	2,008	1,205	703
Solacor 1	25 years	390,453	0	2,008	1,205	703
Solacor 2	25 years	390,453	0	2,008	1,205	703
PS 10	25 years	543,185	7,580	1,840	1,104	644
PS 20	25 years	401,296	1,777	1,840	1,104	644
Helioenergy 1	25 years	385,014	0	2,008	1,205	703
Helioenergy 2	25 years	385,014	0	2,008	1,205	703
Helios 1	25 years	398,498	0	2,008	1,205	703
Helios 2	25 years	398,498	0	2,008	1,205	703
Solnova 1	25 years	404,292	0	2,008	1,205	703
Solnova 3	25 years	404,292	0	2,008	1,205	703
Solnova 4	25 years	404,292	0	2,008	1,205	703
Solaben 1	25 years	395,304	0	2,008	1,205	703
Solaben 6	25 years	395,304	0	2,008	1,205	703
Seville PV	30 years	696,418	0	2,041	1,225	714

For the three-year half period starting on January 1, 2023 and ending on December 31, 2025, the adjustment for electricity price deviations in the preceding statutory half period will be progressively modified to take into account a mix of actual market prices and future market prices.

In addition, on December 28, 2022 the proposed parameters for the year 2023 were published in draft form. They are subject to review (the public information phase ended on January 20, 2023) and are as follows:

	Useful Life	Remuneration on Investment 2023(euros/MW)	Remuneration On Operation 2023 (euros/GWh)	Maximum Hours	Minimum Hours	Operating Threshold
Solaben 2	25 years	358,562	0	2,004	1,202	701
Solaben 3	25 years	358,562	0	2,004	1,202	701
Solacor 1	25 years	358,562	0	2,004	1,202	701
Solacor 2	25 years	358,562	0	2,004	1,202	701
PS 10	25 years	509,713	0	1,837	1,102	643
PS 20	25 years	373,114	0	1,837	1,102	643
Helioenergy 1	25 years	351,751	0	2,004	1,202	701
Helioenergy 2	25 years	351,751	0	2,004	1,202	701
Helios 1	25 years	365,595	0	2,004	1,202	701
Helios 2	25 years	365,595	0	2,004	1,202	701
Solnova 1	25 years	368,603	0	2,004	1,202	701
Solnova 3	25 years	368,603	0	2,004	1,202	701
Solnova 4	25 years	368,603	0	2,004	1,202	701
Solaben 1	25 years	363,530	0	2,004	1,202	701
Solaben 6	25 years	363,530	0	2,004	1,202	701
Seville PV	30 years	654,194	0	2,030	1,218	711

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

However, the Royal Decree-Law 12/2021 and the Royal Decree-Law 17/2021 included an exemption from this tax, for the electricity produced and incorporated into the electricity system during the third and last calendar quarter of 2021. This entails modifying the calculation of the tax base and of the fractioned payments regulated in the tax regulations. The Royal Decree-Law 29/2021 extended those measures to the first calendar quarter of 2022. These measures were further extended to 2022 and 2023.

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

The following summary chart sets forth our ownership structure as of the date of this annual report:

   Assets under development and construction

   Assets in operation

Notes:—

(1)	Atlantica Sustainable Infrastructure plc directly holds one share in Palmucho and 10 shares in each of Quadra 1 and Quadra 2
(2)	ATIS directly holds one share in each of Atlantica Peru S.A. (AP), ATN S.A. and ATS S.A.
(3)	30% owned by Itochu, a Japanese company
(4)	13% owned by JGC, a Japanese company
(5)	AEC holds 49% of Honaine and Skikda. Sacyr holds 25.5% of Honaine and 16.8% of Skikda
(6)	20% of Seville PV owned by IDEA, a Spanish state-owned company
(7)	ATN holds a 75% stake in ATS
(8)	ATN holds a 25% stake in ATN 2
(9)	87.5% owned by Starwood
(10)	49% owned by Industrial Development Corporation, a South African Government company
(11)	70% owned by Arroyo Energy
(12)	100% indirectly owned by Arroyo Energy Netherlands II
(13)	70% held by Algonquin
(14)	Solar and wind projects under development in Uruguay
(15)	65% held by financial partners
(16)	Solar projects 100% owned by Chile Platform

(17)	Simplified structure
(18)	51% held by EDPR
(19)	Simplified structure
(20)	Solar and battery project under development in the US
(21)	Solar projects under development in Colombia including (Honda 1, Honda 2 and Apulo 1)
(22)	Coso Batteries 1, the standalone battery storage project of 100 MWh (4 hours) capacity
(23)	49% in solar projects in Chile. Simplified structure. 51% held by Akuo Energy Chile
(25)	ATN also owns a transmission line and substation under development in Peru

D.	Property, Plant and Equipment

See “Item 4.B—Business Overview.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

We are a sustainable infrastructure company with a majority of our business in renewable energy assets. Our purpose is to support the transition towards a more sustainable world by investing in and managing sustainable infrastructure, while creating long-term value for our investors and the rest of our stakeholders. In 2022, our renewable sector represented 75% of our revenue, with solar energy representing 64%. We complement our portfolio of renewable assets with storage, efficient natural gas and heat and transmission infrastructure assets, as enablers of the transition towards a clean energy mix. We also hold water assets, a relevant sector for sustainable development. For a detailed discussion, please see “Item 4—Information on the Company—Business Overview—Overview” and “Item 4—Information on the Company—Business Overview—Our Business Strategy”.

Significant Events in 2022

Investments

•
In January 2022, we closed the acquisition of Chile TL4, a 63-mile transmission line and 2 substations in Chile for a total equity investment of $38.4 million. We expect to expand the transmission line in 2023-2024, which would represent an additional investment of approximately $8 million. The asset has fully contracted revenues in U.S. dollars, with annual inflation adjustments and a 50-year remaining contract life. The off-takers are several mini-hydro plants that receive contracted or regulated payments.

•
In April 2022, we closed the acquisition of Italy PV 4, a 3.6 MW solar portfolio in Italy for a total equity investment of $3.7 million. The asset has regulated revenues under a feed-in tariff until 2031.

•
In May 2022, together with our partner, we closed a 7.5-year PPA extension for Monterrey with our current off-takers. The extension will involve an investment that is expected to be financed with cash available at the asset level. The main objective of the investment is to achieve improvements in the asset to provide, among other things, additional battery capacity and additional redundancy of electric power supply. The PPA, which is denominated in U.S. dollars, now ends in 2046.

•
In July 2022 we closed a 12-year transmission service agreement denominated in U.S. dollars that will allow us to build a substation and a 2.4-mile transmission line connected to our ATN transmission line serving a new mine in Peru. The substation is expected to enter in operation in 2024 and the investment is expected to be approximately $12 million.

•
In September 2022, we closed the acquisition of Chile PV 3, a 73 MW solar PV plant through our renewable energy platform in Chile. The equity investment corresponding to our 35% equity interest was $8 million, and we expect to install batteries with a capacity of approximately 100 MWh in 2023-2024. Total investment including batteries is expected to be in the range of $15 million to $25 million depending on the capital structure. Part of the asset’s revenue is currently based on capacity payments. Adding storage would increase the portion of capacity payments.

•
In September 2022, we agreed our first investment in a standalone battery storage project of 100 MWh (4 hours) capacity located inside Coso, our geothermal asset in California. Our investment is expected to be in the range of $40 million to $50 million. This project is at an advanced stage and we are preparing to start construction, with COD expected in 2024.

•
In November 2022, we closed the acquisition of a 49% interest, with joint control, in an 80 MW portfolio of solar PV projects in Chile which is currently starting construction (Chile PMGD). Our economic rights are expected to be approximately 70%. Total investment in equity and preferred equity is expected to be approximately $30 million and COD is expected to be progressive in 2023 and 2024. Revenue for these assets is regulated under the Small Distributed Generation Means Regulation Regime (“PMGD”) for projects with a capacity equal or lower than 9 MW which allows to sell electricity through a stabilized price.

•	In addition, we have finished construction of the three assets that we had under construction during 2022 and have reached or are about to reach COD:

-
Albisu, the 10 MW PV asset wholly owned by us reached COD in January 2023. Albisu is located in Uruguay and has a 15-year PPA with Montevideo Refrescos, S.R.L, a subsidiary of Coca-Cola Femsa., S.A.B. de C.V. The PPA is denominated in local currency with a maximum and minimum price in U.S. dollars and is adjusted monthly based on a formula referring to the U.S. Producer Price Index (PPI), Uruguay’s Consumer Price Index (CPI) and the applicable UYU/U.S. dollar exchange rate.

-
La Tolua and Tierra Linda are two solar PV assets in Colombia with a combined capacity of 30 MW. Each plant has a 10-year PPA (commencing on COD) in local currency with Coenersa, the largest independent electricity wholesaler in Colombia.

Corporate Financing Activities

On February 28, 2022, we established an “at-the-market program” and entered into the Distribution Agreement with BofA Securities, Inc., MUFG Securities Americas Inc. and RBC Capital Markets LLC, as our sales agents, under which we may offer and sell from time to time up to $150 million of our ordinary shares, including in “at-the-market” offerings under our shelf registration statement on Form F-3 filed with the SEC on August 3, 2021, and a prospectus supplement that we filed on February 28, 2022. For the year ended December 31, 2022, we issued and sold 3,423,593 ordinary shares under such program at an average market price of $33.57 per share pursuant to our Distribution Agreement, representing gross proceeds of $114.9 million and net proceeds of $113.8 million. This program replaced our previous “at-the market program” with J.P. Morgan Securities, LLC.

Project Debt Refinancing

In October 2022, we refinanced the project debt of Solacor 1 & 2 and in December 2022, we refinanced the project debt of Solnova 1, 3 & 4 (see “Item 4— Information on the Company— Our Operations —Renewable Energy”)

Regulation in Spain

As expected, in 2022 the Administration in Spain approved measures to adjust the regulated revenue component for renewable energy plants, following the increase since mid-2021 in the billings of these plants for the sale of electricity in the market. On March 30, 2022, Royal Decree Law 6/2022 was published, adopting urgent measures in response to the economic and social consequences of the war in Ukraine. This Royal Decree Law contains a bundle of measures in diverse fields, including those targeted at containing the sharp rise in gas and electricity prices. It includes temporary changes to the detailed regulated components of revenue received by our solar assets in Spain, which are applicable from January 1, 2022. The proposed remuneration parameters for the year 2022 were published on May 12, 2022 in draft form and became final on December 14, 2022 (see “Item 4 — Information on the Company—  Regulation in Spain”).

Inflation Reduction Act

On August 16, 2022, the U.S. Inflation Reduction Act (“IRA”) was signed into law. The provisions of the IRA are intended to, among other things, incentivize clean energy investment. The IRA includes, among other incentives, a 30% solar ITC for solar projects to be built until 2032, that can be increased for projects that meet certain criteria, a PTC for wind projects to be built until 2032, a 30% ITC for standalone storage projects to be built until 2032 and a new tax credit that will award up to $3/kg for low carbon hydrogen. The IRA also includes transferability options for the ITCs and PTCs, which should allow an easier and faster monetization of these tax credits (see “Item 4 — Information on the Company—Regulation —Regulation in the United States”).

Recent Developments

On February 21, 2023, Atlantica’s board of directors commenced a strategic review process (see “Item 4 — Information on the Company—Recent Developments).

Factors Affecting the Comparability of Our Results of Operations

Investments, Acquisitions, New Assets and Non-recurrent Projects

The results of operations of Coso, Calgary District Heating, Italy PV 1, Italy PV 2, La Sierpe, Italy PV 3, Chile TL4, Italy PV 4 and Chile PV 3 have been fully consolidated since April 2021, May 2021, August 2021 for Italy PV 1 and Italy PV 2, November 2021, December 2021, January 2022, April 2022 and September 2022, respectively. Vento II has been recorded under the equity method since June 2021. These investments and acquisitions represent additional revenue for $30.4 million and additional Adjusted EBITDA of $26.2 million for the year ended December 31, 2022, when compared to the year ended December 31, 2021.

In addition, the results of operations of Rioglass have been fully consolidated since January 2021. For the year ended December 31, 2021, most of Rioglass operating results relate to a specific solar project which ended in October 2021, and which represented $85.3 million in revenue and $1.0 million in Adjusted EBITDA, included in our EMEA and Renewable energy segments for the year ended December 31, 2021, and which are non-recurrent.

Impairment

Considering the delays in the repairs and replacements that we are carrying out in the storage system at Solana and their impact on production in 2022, as well as an increase in the discount rate, we identified an impairment triggering event in accordance with IAS 36 (Impairment of Assets). As a result, an impairment test has been performed which resulted in the recording of an impairment loss of $41.2 million in 2022 in the line “Depreciation, amortization, and impairment charges”. In 2021, we recorded an impairment loss of $43.1 million at Solana.

In addition, in 2022, considering that expected electricity prices in Chile over the remaining useful life of Chile PV1 and Chile PV2 have decreased and are currently lower than the prices assumed at the time of the acquisition, we have identified an impairment triggering event, in accordance with IAS 36 (Impairment of Assets). As a result, an impairment test has been performed and resulted in an impairment loss of $20.4 million in 2022 in the line “Depreciation, amortization, and impairment charges”.

Furthermore, IFRS 9 requires impairment provisions to be based on expected credit losses on financial assets rather than on actual credit losses. For the year ended December 31, 2022 we recorded an expected credit loss impairment provision of $4.0 million which is reflected in the line item “Depreciation, amortization, and impairment charges”. In 2021, we recorded a reversal of the expected credit loss impairment provision at ACT for $24.9 million following an improvement of its client’s credit risk metrics.

Electricity market prices

In addition to regulated revenue, our solar assets in Spain receive revenue from the sale of electricity at market prices. Electricity prices increased significantly since mid-2021 and revenue from the sale of electricity at current market prices represented $142.9 million for the year ended December 31, 2022, compared to $129.1 million for the year ended December 31, 2021, resulting in higher short-term cash collections. Regulated revenues are revised periodically to reflect, among other things, the difference between expected and actual market prices if the difference is higher than a pre-defined threshold. Current higher market prices in Spain will therefore cause lower regulated revenue to be received progressively over the remaining regulatory life of our solar assets. As a result, we increased our provision by $25.3 million for the year ended December 31, 2022, with no cash impact on the current period, compared to an increase of $77.1 million for the year ended December 31, 2021.

On May 12, 2022 remuneration parameters in Spain for the year 2022 were published and became final on December 14, 2022. Revenue from the sale of electricity at market prices plus Ro (Remuneration on operation) less incremental market price provision was $117.6 million for the year ended December 31, 2022, compared to $107.7 million for the year ended December 31, 2021. In 2022 we collected revenue from our assets in line with the parameters corresponding to the regulation in place at the beginning of the year 2022, as the new parameters became final on December 14, 2022, while revenue for the year ended December 31, 2022, was recorded in accordance with the new parameters. Collections have started to be regularized in 2023, see “Item 4 — Information on the Company—  Regulation in Spain”.

Exchange rates

We refer to “Item 5—Operating and Financial Review and Prospects —Significant Trends Affecting Results of Operations—Exchange Rates” below.

Significant Trends Affecting Results of Operations

Acquisitions and New Assets

If the acquisitions recently closed and new assets recently built perform as expected, we expect these assets to positively impact our results of operations in 2023 and upcoming years.

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

Exchange rates

Our presentation currency and the functional currency of most of our subsidiaries is the U.S. dollar, as most of their revenue and expenses are denominated or linked to U.S. dollars. All our companies located in North America, with the exception of Calgary, with revenue in Canadian dollars, and most of our companies in South America have their revenue and financing contracts signed in or indexed totally or partially to U.S. dollars. Our solar power plants in Europe have their revenue and expenses denominated in euros; Kaxu, our solar plant in South Africa, has its revenue and expenses denominated in South African rand, La Sierpe, La Tolua and Tierra Linda, our solar plants in Colombia, have their revenue and expenses denominated in Colombian pesos and Albisu, our solar plant in Uruguay, has its revenue denominated in Uruguayan pesos, with a maximum and a minimum price in US dollars.

Project financing is typically denominated in the same currency as that of the contracted revenue agreement, which limits our exposure to foreign exchange risk. In addition, we maintain part of our corporate general and administrative expenses and part of our corporate debt in euros which creates a natural hedge for the distributions we receive from our assets in Europe. To further mitigate this exposure, our strategy is to hedge cash distributions from our assets in Europe. We hedge the exchange rate for the net distributions in euros (after deducting interest payments and general and administrative expenses in euros). Through currency options, we have hedged 100% of our euro-denominated net exposure for the next 12 months and 75% of our euro-denominated net exposure for the following 12 months. We expect to continue with this hedging strategy on a rolling basis.

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

Impacts associated with fluctuations in foreign currency are discussed in more detail under “Item 11—Quantitative and Qualitative Disclosure about Market Risk—Foreign exchange risk.”

Interest rates

We incur significant indebtedness at the corporate and asset level. The interest rate risk arises mainly from indebtedness at variable interest rates. To mitigate interest rate risk, we primarily use long-term interest rate swaps and interest rate options which, in exchange for a fee, offer protection against a rise in interest rates. As of December 31, 2022, approximately 92% of our project debt and close to 96% of our corporate debt either has fixed interest rates or has been hedged with swaps or caps. Nevertheless, our results of operations can be affected by changes in interest rates with respect to the unhedged portion of our indebtedness that bears interest at floating rates, which typically bear a spread over EURIBOR, LIBOR, SOFR or over the alternative rates replacing these.

Electricity market prices

As previously discussed, our solar assets in Spain receive revenue from the sale of electricity at market prices in addition to regulated revenue. Regulated revenues are revised periodically to reflect the difference between expected and actual market prices if the difference is higher than a pre-defined threshold. Given that since mid-2021 electricity prices in Spain have been, and may continue to be, significantly higher than expected, it will cause lower regulated revenue over the remaining regulatory life of our solar assets. On December 28, 2022, the parameters applicable for the year 2023 were published in draft form and are subject to final publication (see “Item 4 —Information on the Company — Regulation — Spain”). Additionally, our assets in Italy have contracted revenues through a regulated feed in premium in addition to merchant revenues for the energy sold to the wholesale market.

Furthermore, we currently have three assets with merchant revenues (Chile PV 1 and Chile PV 3, where we have a 35% ownership, and Lone Star II, where we have a 49% ownership) and one asset with partially contracted revenues (Chile PV 2, where we have a 35% ownership). Our exposure to merchant electricity prices represents less than 2% of our portfolio8 in terms of Adjusted EBITDA. In Lone Star II we are analyzing, together with our partner, the option to repower the asset in the context of the IRA, at a point in time to be determined.

Key Financial Measures

Our revenue and Adjusted EBITDA by geography and business sector for the years ended December 31, 2022, 2021 and 2020 are set forth in the following tables:

Revenue by geography

	Year ended December 31,
	2022		2021		2020
	$ in millions	% of revenue	$ in millions	% of revenue	$ in millions	% of revenue
North America	$405.1	36.8%	$395.8	32.7%	$330.9	32.6%
South America	166.4	15.1%	155.0	12.8%	151.5	15.0%
EMEA	530.5	48.1%	660.9	54.5%	530.9	52.4%
Total revenue	$1,102.0	100.0%	$1,211.7	100.0%	$1,013.3	100.0%

Revenue by business sector

	Year ended December 31,
	2022		2021		2020
	$ in millions	% of revenue	$ in millions	% of revenue	$ in millions	% of revenue
Renewable Energy	$821.4	74.5%	$928.5	76.6%	$753.1	74.3%
Efficient natural gas & Heat	113.6	10.3%	123.7	10.2%	111.0	11.0%
Transmission Lines	113.2	10.3%	105.6	8.7%	106.1	10.5%
Water	53.8	4.9%	53.9	4.5%	43.1	4.2%
Total revenue	$1,102.0	100.0%	$1,211.7	100.0%	$1,013.3	100.0%

Adjusted EBITDA by geography

	Year ended December 31,
	2022		2021		2020
	$ in millions	% of Adjusted EBITDA	$ in millions	% of Adjusted EBITDA	$ in millions	% of Adjusted EBITDA
North America	$310.0	38.9%	$311.8	37.8%	$279.4	35.1%
South America	126.5	15.9%	119.6	14.5%	120.0	15.1%
EMEA	360.6	45.2%	393.0	47.7%	396.7	49.8%
Total Adjusted EBITDA	$797.1	100.0%	$824.4	100.0%	$796.1	100.0%

8 Calculated as a percentage of our Adjusted EBITDA in 2022.

Adjusted EBITDA by business sector

	Year ended December 31,
	2022		2021		2020
	$ in millions	% of Adjusted EBITDA	$ in millions	% of Adjusted EBITDA	$ in millions	% of Adjusted EBITDA
Renewable Energy	$588.0	73.8%	$602.6	73.1%	$576.3	72.4%
Efficient natural gas & Heat	84.6	10.6%	100.0	12.1%	101.0	12.7%
Transmission Lines	88.0	11.0%	83.6	10.2%	87.3	11.0%
Water	36.5	4.6%	38.2	4.6%	31.5	3.9%
Total Adjusted EBITDA	$797.1	100.0%	$824.4	100.0%	$796.1	100.0%

Note:

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

Reconciliation of profit/(loss) for the year to Adjusted EBITDA

The following table sets forth a reconciliation of Adjusted EBITDA to our net cash generated by or used in operating activities:

	Year ended December 31,
	2022	2021	2020
	($ in millions)
Profit/(loss) for the year attributable to the parent company	$(5.4)	$(30.1)	$11.9
Profit/(loss) attributable to non-controlling interest	3.3	19.2	4.9
Income tax expense	(9.7)	36.2	24.9
Financial expense, net	310.9	340.9	331.8
Depreciation, amortization and impairment charges	473.6	439.4	408.6
Depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro-rata of our equity ownership)	24.4	18.7	13.9
Adjusted EBITDA	$797.1	$824.4	$796.1

Reconciliation of net cash generated by operating activities to Adjusted EBITDA

	Year ended December 31,
	2022	2021	2020
	($ in millions)
Net cash flow provided by operating activities	$586.3	$505.6	$438.2
Net interest /taxes paid	277.3	342.3	287.2
Variations in working capital	(78.8)	3.1	10.9
Non-monetary items and other	(33.5)	(57.7)	45.3
Share of profit/(loss) of entities carried under the equity method, depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro-rata of our equity ownership)	45.8	31.1	14.5
Adjusted EBITDA	$797.1	$824.4	$796.1

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

Key Performance Indicators

	As of and for the year ended December 31,
	2022	2021	2020
Renewable Energy
MW in operation(1)	2,121	2,044	1,551
GWh produced(2)	5,319	4,655	3,244
Efficient natural gas & Heat
MW in operation(3)	398	398	343
GWh produced(4)	2,501	2,292	2,574
Availability (%)	98.9%	100.6%	102.1%
Transmission lines
Miles in operation	1,229	1,166	1,166
Availability (%)	100%	100.0%	100.0%
Water
Mft[3] in operation(1)	17.5	17.5	17.5
Availability (%)	102.3%	97.9%	100.1%

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

Production in the renewable business sector increased by 14.3% in 2022, compared to 2021. The increase was largely due to the contribution from the recently acquired renewable assets Coso, Vento II, Italy PV 1, Italy PV 2, Italy PV 3, Italy PV 4, Chile PV 3 and La Sierpe bringing approximately 812 GWh of incremental electricity generation.

In our solar assets in the U.S. solar radiation was higher in 2022 than in 2021, and production increased by 0.7% compared to the same period in the previous year. In our wind assets in the U.S., wind resource was mostly in line with expectations in the year ended December 31, 2022.

In Chile, production at our PV assets in 2022 was in line with the previous year, with an increase in Chile PV 1 mainly caused by better solar radiation largely offset by a decrease in Chile PV 2 resulting from larger curtailments. In our wind assets in Uruguay, production decreased by 3.8% mainly due to lower wind resource in the second and third quarters of 2022 compared to the same periods of the previous year.

In Spain, production decreased by 13.1% in 2022, partly due to lower solar radiation compared to 2021. In addition, some of our assets experienced significant technical curtailments by the grid operator during the second quarter and the beginning of third quarter of 2022. At Kaxu, production increased in spite of lower solar radiation during the year mainly due to the scheduled maintenance stop performed in the third quarter of 2021.

Efficient natural gas and heat availability and production levels during 2022 were higher than in the same period of the previous year due to the scheduled maintenance stops performed in the first quarter of 2021 and to higher demand from our off-taker in 2022 compared to 2021.

In Water, availability in 2022 was higher than in 2021, with very good performance in all the assets. Our transmission lines, where revenue is also based on availability, continue to achieve high availability levels.

Results of Operations

The table below illustrates our results of operations for the years ended December 31, 2022, 2021 and 2020.

	Year ended December 31,
	2022	2021	2020
	($ in millions)
Revenue	$1,102.0	$1,211.7	$1,013.3
Other operating income	80.8	74.6	99.5
Employee benefit expenses	(80.2)	(78.7)	(54.4)
Depreciation, amortization and impairment charges	(473.6)	(439.4)	(408.6)
Other operating expenses	(351.3)	(414.3)	(276.7)
Operating profit/(loss)	$277.7	$353.9	$373.1
Financial income	5.6	2.7	7.1
Financial expense	(333.3)	(361.2)	(378.4)
Net exchange differences	10.3	1.9	(1.4)
Other financial income/(expense), net	6.5	15.7	40.9
Financial expense, net	$(310.9)	$(340.9)	$(331.8)
Share of profit/(loss) of entities carried under the equity method	21.4	12.3	0.5
Profit/(loss) before income tax	$(11.8)	$25.3	$41.8
Income tax expense	9.7	(36.2)	(24.9)
Profit/(loss) for the year	$(2.1)	$(10.9)	$16.9
Profit attributable to non-controlling interests	(3.3)	(19.2)	(4.9)
Profit / (loss) for the year attributable to the parent company	$(5.4)	$(30.1)	$12.0
Weighted average number of ordinary shares outstanding (thousands) – basic	114,695	111,008	101,879
Weighted average number of ordinary shares outstanding (thousands) – diluted	118,501	114,523	103,392
Basic earnings per share attributable to the parent company (U.S. dollar per share)	(0.05)	(0.27)	0.12
Diluted earnings per share attributable to the parent company (U.S. dollar per share)	(0.05)	(0.27)	0.12
Dividend paid per share(1)	1.77	1.72	1.66

Note:
(1)
On February 25, 2022, May 5, 2022, August 2, 2022 and November 8, 2022 our board of directors approved a dividend of $0.44, $0.44, $0.445 and $0.445 per share, respectively, corresponding to the fourth quarter of 2021, the first quarter of 2022, the second quarter of 2022 and the third quarter of 2022 which were paid on March 25, 2022, June 15, 2022, September 15, 2022, and December 15, 2022 respectively. On February 26, 2021, May 4, 2021, July 30, 2021 and November 9, 2021 our board of directors approved a dividend of $0.42, $0.43, $0.43 and $0.435 per share, respectively, corresponding to the fourth quarter of 2020, the first quarter of 2021, the second quarter of 2021 and the third quarter of 2021, which were paid on March 22, 2021, June 15, 2021, September 15, 2021, and December 15, 2021 respectively.

Comparison of the Years Ended December 31, 2022 and 2021

The significant variances or variances of the significant components of the results of operations are discussed in the following section.

Revenue

Revenue decreased to $1,102.0 million for the year 2022, which represents a decrease of 9.1% compared to $1,211.7 million for the year 2021. On a constant currency basis, revenue in 2022, was $1,159.2 million, which represents a decrease of 4.3% compared to 2021. Additionally, on a constant currency basis and excluding the Rioglass non-recurrent solar project accounted for in 2021, revenue increased by 2.9% in 2022.

This increase (on a constant currency basis and excluding the Rioglass non-recurrent solar project) was mainly due to the contribution of the recently acquired and consolidated assets which represent a total of $30.4 million of additional revenue in 2022 compared to 2021. Revenue increased in the U.S. and at Kaxu due to higher production during 2022 compared to 2021, as previously explained. In addition, revenue remained stable at our solar assets in Spain (0.4% increase on a constant currency basis and excluding the non-recurrent solar project), in spite of lower production during the year primarily due to higher electricity prices net of its corresponding accounting provision (see “Item 5— Operating and Financial Review and Prospects —Factors Affecting our Results of Operations—Electricity market prices”). In our wind assets in Uruguay, revenue increased in spite of lower production as a result of the inflation adjustment. These effects were partially offset by a decrease in revenue at ACT in 2022 compared to the previous year (due to the factors described under “—Revenue and Adjusted EBITDA by business sector — Efficient natural gas & heat” below).

Other operating income

The following table sets forth our other operating income for the years ended December 31, 2022 and 2021:

	Year ended December 31,
	2022	2021
Other operating income	($ in millions)
Grants	$59.1	$60.7
Insurance proceeds and other	21.7	13.9
Total	$80.8	$74.6

Other operating income increased by 8.3% to $80.8 million for the year ended December 31, 2022, compared to $74.6 million for the year ended December 31, 2021.

“Grants” represent the financial support provided by the U.S. Department of the Treasury to Solana and Mojave and consist of an ITC Cash Grant and an implicit grant related to the below market interest rates of the project loans with the Federal Financing Bank. Grants were stable for the year 2022 compared to the previous year.

“Insurance proceeds and other” for the year ended December 31, 2022 included an insurance income of $9.5 million which corresponded to previous years. In December 2022, a Spanish court dictated in favor of our solar assets in a legal proceeding against our former insurance company. This is the main reason for the increase when compared to the year ended December 31, 2021.

Employee benefit expenses

Employee benefit expenses increased by 1.9% to $80.2 million for the year ended December 31, 2022, compared to $78.7 million for the year ended December 31, 2021. The increase was mainly due to the consolidation of Coso and the internalization of the operation and maintenance services at Kaxu and in part of our solar assets in Spain. During 2022, we transferred the employees performing the operation and maintenance services at Kaxu and in part of our solar assets in Spain from an Abengoa subsidiary to an Atlantica subsidiary. As a result, the O&M cost is now recorded under “Employee Benefit Expenses” from the dates of such transfer. The increase was partially offset by a decrease in the number of employees who were working for the Rioglass non-recurrent solar project previously mentioned once it was completed.

Depreciation, amortization and impairment charges

Depreciation, amortization and impairment charges increased by 7.8% to $473.6 million for the year ended December 31, 2022, compared to $439.4 million for the year ended December 31, 2021. The increase was mainly due to the expected credit loss impairment provision recorded at ACT. IFRS 9 requires impairment provisions to be based on the expected credit loss of the financial assets in addition to actual credit losses. ACT recorded an expected credit loss impairment provision of $4.0 million in 2022, while in 2021, there was a reversal of the expected credit loss provision of $24.9 million. In addition, in 2022, we recorded an impairment loss of $41.2 million in Solana, as previously described, compared to a $43.1 million impairment in 2021. In 2022 we also recorded an impairment of $20.4 million at Chile PV 1 and Chile PV 2. Depreciation, amortization and impairment charges also increased due to the consolidation of recent acquisitions. On the other hand, depreciation, amortization and impairment charges decreased in our solar assets in Spain mainly due to the depreciation of the euro against the U.S. dollar.

Other operating expenses

The following table sets forth our other operating expenses for the years ended December 31, 2022 and 2021:

	Year ended December 31,
	2022		2021
Other operating expenses	$ in millions	% of revenue	$ in millions	% of revenue
Raw Materials	$19.7	1.8%	$70.7	5.8%
Leases and fees	11.5	1.0%	9.3	0.8%
Operation and maintenance	140.4	12.7%	154.0	12.7%
Independent professional services	38.9	3.6%	39.2	3.2%
Supplies	59.3	5.4%	40.8	3.4%
Insurance	45.8	4.2%	45.4	3.8%
Levies and duties	19.8	1.8%	29.9	2.5%
Other expenses	16.0	1.3%	25.0	2.1%
Total	$351.3	31.8%	$414.3	34.2%

Other operating expenses decreased by 15.2% to $351.3 million for the year ended December 31, 2022, compared to $414.3 million for the year ended December 31, 2021. Additionally, on a constant currency basis and excluding the Rioglass non-recurrent solar project accounted for in the year ended December 31, 2021, other operating expenses in 2022 increased by 8.4%. The increase was mainly due to higher cost of supplies primarily in Spain, due to the increase of the electricity market prices since mid-2021. This increase was partially offset by a decrease of levies and duties since the Spanish government granted an exemption from the 7% electricity sales tax in our Spanish assets. On the other hand, our operation and maintenance costs decreased mainly due the internalization of operation and maintenance at Kaxu and in part of our solar assets in Spain. These services are now provided by a subsidiary of Atlantica, with the cost classified in “Employee benefit expenses”.

Operating profit

As a result of the previously above-mentioned factors, operating profit decreased by 21.5% to $277.7 million for the year ended December 31, 2022, compared with $353.9 million for the year ended December 31, 2021.

Financial income and financial expense

	Year ended December 31,
Financial income and financial expense	2022	2021
	($ in millions)
Financial income	$5.6	$2.7
Financial expense	(333.3)	(361.2)
Net exchange differences	10.3	1.9
Other financial income/(expense), net	6.5	15.7
Financial expense, net	$(310.9)	$(340.9)

Financial expense

The following table sets forth our financial expense for the years ended December 31, 2022 and 2021:

	Year ended December 31,
Financial expense	2022	2021
	($ in millions)
Interest on loans and notes	$(292.1)	$(302.6)
Interest rates losses derivatives: cash flow hedges	(41.2)	(58.7)
Total	$(333.3)	$(361.3)

Financial expense decreased by 7.7% to $333.3 million for the year ended December 31, 2022, compared to $361.3 million for the year ended December 31, 2021.

“Interest on loans and notes” expense decreased primarily due to the repayment of project and corporate debt in accordance with the financing arrangements and to the depreciation of the euro against the U.S. dollar.

Under “Interest rate losses on derivatives designated as cash flow hedges” we record transfers from equity to financial expense when the hedged item impacts profit and loss for hedging instruments classified as cash-flow hedges from an accounting perspective. The decrease was mainly due to lower losses in swaps hedging loans indexed to EURIBOR, SOFR and LIBOR primarily due to the increase in the reference rates in 2022, compared to 2021, and to lower notional amounts, as we progressively repay our project debt.

Net exchange differences

Net exchange differences increased to $10.3 million in 2022 compared to $1.9 million income in 2021. The increase was mainly due the impact of foreign exchange caps hedging our net cash flow in Euros, resulting from the appreciation of the U.S. dollar against the Euro.

Other financial income/(expense), net

	Year ended December 31,
Other financial income/(expense), net	2022	2021
	($ in millions)
Other financial income	$27.9	$32.3
Other financial expense	(21.4)	(16.6)
Total	$6.5	$15.7

Other financial income/(expense), net decreased to a net income of $6.5 million for the year ended December 31, 2022 compared to a net income of $15.7 million for the year ended December 31, 2021.

Other financial income in 2022 include $6.2 million income corresponding to the change in fair value of interest rate derivatives at Kaxu, for which hedge accounting is not applied, and $12.0 million income corresponding the mark-to-market of the derivative liability embedded in the Green Exchangeable Notes. Residual items primarily relate to interest on deposits and loans, including non-monetary changes to the amortized cost of such loans. The decrease of other financial income for the year ended December 31, 2022, was mainly due to a one-time non-cash income of $10.4 million recorded in 2021 and corresponding to the reversal of a potential earn-out which was finally not payable.

Other financial expense includes expenses for guarantees and letters of credit, wire transfers, other bank fees and other minor financial expenses and the non-monetary financial component of the long-term provision related to electricity market prices in Spain and other long-term liabilities. The increase is mainly due to the financial impact related to the electricity market prices provision recorded at our solar assets in Spain. This is a long-term provision recorded at present value in accordance with the effective interest method, which progressively accrues a financial expense.

Share of profit/(loss) of entities carried under the equity method

Share of profit of entities carried under the equity method increased to $21.4 million in the year ended December 31, 2022, compared to $12.3 million in the year ended December 31, 2021 primarily due to the contribution of Vento II.

Profit/(loss) before income tax

As a result of the previously mentioned factors, we reported a loss before income tax of $11.8 million for the year ended December 31, 2022, compared to a profit before income tax of $25.3 million for the year ended December 31, 2021.

Income tax

The reconciliation between the theoretical income tax resulting from applying an average statutory tax rate to profit before income tax and the actual income tax expense recognized in the consolidated income statements for the years ended December 31, 2022 and 2021, is as follows:

	For the year ended December 31,
	2022	2021
	($ in millions)
Consolidated profit / (loss) before taxes	(11.8)	25.3
Average statutory tax rate[1]	25%	25%
Corporate income tax at average statutory tax rate	2.9	(6.3)
Income tax of associates, net	5.4	3.1
Differences in statutory tax rates	(4.3)	(3.4)
Unrecognized NOLs and deferred tax assets	(10.9)	(11.2)
Other Permanent Differences	4.0	(4.1)
Other non-taxable income/(expense)	12.7	(14.3)
Corporate income tax	9.7	(36.2)

Note:
(1)	The average statutory tax rate was calculated as an average of the statutory tax rates applicable to each of our subsidiaries weighted by the income before tax.

For the year ended December 31, 2022 the overall effective tax rate was different than the statutory rate of 25% primarily due to unrecognized tax losses carryforwards, mainly in the Chilean entities. For the year ended December 31, 2021, the overall effective tax rate was different than the statutory rate of 25% primarily due to unrecognized tax losses carryforwards, mainly in UK entities and to provisions recorded for potential tax contingencies in some jurisdictions.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests was $3.4 million for the year ended December 31, 2022 compared to $19.2 million for the year ended December 31, 2021. Profit attributable to non-controlling interests corresponds to the portion attributable to our partners in the assets that we consolidate (Kaxu, Skikda, Solaben 2 & 3, Solacor 1 & 2, Seville PV, Chile PV 1, Chile PV 2, Chile PV 3 and Tenes). The decrease is due to the losses in our PV assets in Chile which were primarily caused by the impairment previously discussed.

Profit/(loss) attributable to the parent company

As a result of the previously mentioned factors, loss attributable to the parent company was $5.4 million for the year ended December 31, 2022, compared to a loss of $30.1 million for the year ended December 31, 2021.

Comparison of the Years Ended December 31, 2021 and 2020

The significant variances or variances of the significant components of the results of operations between the years ended December 31, 2021 and December 31, 2020, are discussed in the annual report on Form 20-F filed with the SEC on February 28, 2022.

Segment Reporting

We organize our business into the following three geographies where the contracted assets and concessions are located: North America, South America and EMEA. In addition, we have identified four business sectors based on the type of activity: Renewable energy, Efficient natural gas and heat, Transmission lines and Water. We report our results in accordance with both criteria.

Comparison of the Years Ended December 31, 2022 and 2021

Revenue and Adjusted EBITDA by geography

The following table sets forth our revenue, Adjusted EBITDA and volumes for the years ended December 31, 2022 and 2021, by geographic region:

Revenue by geography

	Year ended December 31,
	2022		2021
Revenue by geography	$ in millions	% of revenue	$ in millions	% of revenue
North America	$405.1	36.8%	$395.8	32.7%
South America	166.4	15.1%	155.0	12.8%
EMEA	530.5	48.1%	660.9	54.5%
Total revenue	$1,102.0	100%	$1,211.7	100.0%

Adjusted EBITDA by geography

	Year ended December 31,
	2022		2021
Adjusted EBITDA by geography	$ in millions	% of Adjusted EBITDA	$ in millions	% of Adjusted EBITDA
North America	$310.0	38.9%	$311.8	37.8%
South America	126.5	15.9%	119.6	14.5%
EMEA	360.6	45.2%	393.0	47.7%
Adjusted EBITDA(1)	$797.1	100%	$824.4	100%

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

Volume by geography

	Volume produced/availability
	Year ended December 31,
Volume / availability by geography	2022	2021

North America (GWh)(1)	5,743	4,818
North America availability	98.9%	100.6%
South America (GWh)(2)	799	722
South America availability	99.9%	100.0%
EMEA (GWh)	1,278	1,407
EMEA availability	102.3%	97.9%

Note:
(1)	GWh produced includes 30% of the production from Monterrey and our 49% of Vento II wind portfolio production since its acquisition.
(2)	Includes curtailment production in wind assets for which we receive compensation.

North America

Revenue increased by 2.3% to $405.1 million for the year ended December 31, 2022, compared to $395.8 million for the year ended December 31, 2021, while Adjusted EBITDA remained stable, with a 0.6% decrease for the year ended December 31, 2022, compared to 2021. The increase in Revenue was mainly due to the contribution from the recently acquired assets, Coso and Calgary. Revenue also increased at our solar assets in North America due to higher production. The increase was partially offset by lower revenue at ACT where revenue is recorded under IFRIC 12 – financial asset model (see “—Revenue and Adjusted EBITDA by business sector—Efficient natural gas & heat” below). Adjusted EBITDA decreased mainly due to lower Adjusted EBITDA in ACT, resulting mostly from lower revenue, higher operating and maintenance expenses at our solar assets in North America mostly due to higher costs related to the scheduled major maintenance at Solana and higher supply costs, mainly driven by higher electricity prices. This decrease was partially offset by the contribution from the recently acquired assets Coso, Calgary and Vento II.

South America

Revenue increased by 7.4% to $166.4 million for the year ended December 31, 2022, compared to $155.0 million for the year ended December 31, 2021. The increase was mainly due to the contribution from the recently acquired assets, La Sierpe, Chile TL4 and Chile PV 3. Revenue at our wind assets in Uruguay also increased slightly in spite of lower wind resource as a result of the inflation adjustment to revenue. Adjusted EBITDA increased by 5.8% to $126.5 million for the year ended December 31, 2022, compared to $119.6 million for the year ended December 31, 2021, mostly due to the same reasons.

EMEA

Revenue decreased to $530.5 million for the year ended December 31, 2022, which represents a decrease of 19.7% compared to $660.9 million for the year ended December 31, 2021. On a constant currency basis, revenue for the year ended December 31, 2022, was $587.4 million, which represents a decrease of 11.1% compared to the year ended December 31, 2021. Additionally, on a constant currency basis and excluding the non-recurrent solar project accounted for in the year ended December 31, 2021, revenue in 2022, increased by 2.0%.

The increase was mainly due to higher revenue at Kaxu caused by higher production during the year ended December 31, 2022, compared to the same period of previous year and to the indexation of our PPA to local inflation. The increase was also due to the contribution of the recently acquired assets in Italy. Revenue remained stable at our solar assets in Spain (0.4% increase on a constant currency basis and excluding the non-recurrent solar project), since the negative impact of lower production was offset by higher electricity prices net of its corresponding accounting provision (see “Item 2— Operating and Financial Review and Prospects —Factors Affecting our Results of Operations—Electricity market prices”).

Adjusted EBITDA decreased to $360.6 million for the year ended December 31, 2022, which represents a decrease of 8.2% compared to $393.0 million for the year ended December 31, 2021. On a constant currency basis, Adjusted EBITDA in 2022, was $399.1 million which represents an increase of 1.5% compared to 2021. Additionally, on a constant currency basis and excluding the non-recurrent solar project accounted for in the year ended December 31, 2021, Adjusted EBITDA in 2022 increased by 1.8%. This increase was mainly due to higher EBITDA at Kaxu and to the contribution of the recently acquired assets in Italy as previously explained. In our solar assets in Spain, Adjusted EBITDA decreased mainly due to higher costs of supplies largely caused by higher electricity prices.

Revenue and Adjusted EBITDA by business sector

The following table sets forth our revenue, Adjusted EBITDA and volumes for the years ended December 31, 2022 and 2021, by business sector:

	Year ended December 31,
	2022		2021
Revenue by business sector	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$821.4	74.5%	$928.5	76.6%
Efficient natural gas & Heat	113.6	10.3%	123.7	10.2%
Transmission lines	113.2	10.3%	105.6	8.7%
Water	53.8	4.9%	53.9	4.5%
Revenue	$1,102.0	100%	$1,211.7	100.0%

	Year ended December 31,
	2022		2021
Adjusted EBITDA by business sector	$ in millions	% of Adjusted EBITDA	$ in millions	% of Adjusted EBITDA
Renewable energy	$588.0	73.8%	$602.6	73.1%
Efficient natural gas & Heat	84.6	10.6%	100.0	12.1%
Transmission lines	88.0	11.0%	83.6	10.2%
Water	36.5	4.6%	38.2	4.6%
Adjusted EBITDA(1)	$797.1	100%	$824.4	100.0%

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

Volume by business sector

	Volume produced/availability
	Year ended December 31,
Volume / availability by business sector	2022	2021
Renewable energy (GWh) (1)	5,319	4,655
Efficient natural gas & Heat (GWh) (2)	2,501	2,292
Efficient natural gas & Heat availability	98.9%	100.6%
Transmission availability	100.0%	100.0%
Water availability	102.3%	97.9%

Note:
(1)	Includes curtailment production in wind assets for which we receive compensation. Includes our 49% of Vento II wind portfolio production since its acquisition.
(2)	GWh produced includes 30% of the production from Monterrey.

Renewable energy

Revenue decreased to $821.4 million for the year ended December 31, 2022, which represents a decrease of 11.5% compared to $928.5 million for the year ended December 31, 2021. On a constant currency basis, revenue in 2022 was $878.5 million, which represents a decrease of 5.4% compared to 2021. Additionally, on a constant currency basis and excluding the non-recurrent solar project accounted for in 2021, revenue in 2022 increased by 4.2%. The increase in revenue was primarily due to the contribution from the recently acquired assets Coso, La Sierpe, our PV assets in Italy and Chile PV 3. Revenue also increased at Kaxu, as well as at our solar assets in North America. Revenue also increased at our wind assets in Uruguay in spite of lower wind resources as previously described.

Adjusted EBITDA decreased to $588.0 million for the year ended December 31, 2022, which represents a decrease of 2.4% compared to $602.6 million for the year ended December 31, 2021. On a constant currency basis, Adjusted EBITDA in 2022 was $626.7 million which represents an increase of 4.0% compared to 2021. Additionally, on a constant currency basis and excluding the non-recurrent solar project accounted for in 2021, Adjusted EBITDA increased by 4.2%. Adjusted EBITDA increased mainly due to the increase in Revenue and the contribution of Vento II. This increase was partially offset by lower Adjusted EBITDA at our solar assets in North America and Spain, as previously discussed.

Efficient natural gas & heat

Revenue decreased by 8.2% to $113.6 million for the year ended December 31, 2022, compared to $123.7 million for the year ended December 31, 2021, while Adjusted EBITDA decreased by 15.4% to $84.6 million for the year ended December 31, 2022, compared to $100.0 million for the year ended December 31, 2021. Revenue at ACT is recorded under IFRIC 12 – financial asset model. Although billings to clients increased in 2022 compared to 2021 as a result of inflation indexation, accounting revenue decreases progressively over time. Revenue at ACT also decreased due to lower operation and maintenance costs, since there is a portion of revenue related to operation and maintenance services plus a margin. Operation and maintenance costs were higher in 2021 as it happens in the quarters preceding any major maintenance works. Adjusted EBITDA decreased largely for the same reasons.

Transmission lines

Revenue increased by 7.2% to $113.2 million for the year ended December 31, 2022, compared to $105.6 million for year ended December 31, 2021, while Adjusted EBITDA increased by 5.2% to $88.0 million for the year ended December 31, 2022 compared to $83.6 million for the year ended December 31, 2021. The increase in revenue and Adjusted EBITDA was mainly due to the contribution of the recently acquired asset Chile TL 4 and to lower operation and maintenance costs at some of our transmission lines in 2022 after a renegotiation with the supplier of these services.

Water

Revenue remained stable at $53.8 million for the year ended December 31, 2022, compared to $53.9 million for the year ended December 31, 2021. Adjusted EBITDA decreased by 4.5% to $36.5 million for the year ended December 31, 2022, compared to $38.2 million for year ended December 31, 2021. Operating expenses were higher in 2022 mostly due to higher availability in Tenes, which caused the decrease in Adjusted EBITDA. Revenue follows the IFRIC 12- financial model and did not increase accordingly.

Comparison of the Years Ended December 31, 2021 and 2020

The significant variances in the revenue and volume, by geographic region and business sector, between the years ended December 31, 2021 and December 31, 2020, are discussed in the Form 20-F filed with the SEC on February 28, 2022.

B.	Liquidity and Capital Resources

Our principal liquidity and capital requirements consist of the following:

•	debt service requirements on our existing and future debt;
•	cash dividends to investors; and
•	investments in new assets and companies and operations (see “Item 4.B—Business Overview—Our Business Strategy”).

As part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. Changes in our operating plans, lower than anticipated sales, increased expenses, acquisitions or other events may cause us to seek additional debt or equity financing in future periods. There can be no guarantee that financing will be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations and additional covenants and operating restrictions. In addition, any of the items discussed in detail under “Item 3.D—Risk Factors” and other factors may also significantly impact our liquidity.

Liquidity position

	Year ended December 31,
	2022	2021
	($ in millions)
Corporate Liquidity
Cash and cash equivalents at Atlantica Sustainable Infrastructure, plc, excluding subsidiaries	$60.8	$88.3
Revolving Credit Facility availability	385.1	440.0
Total Corporate Liquidity(1)	$445.9	$528.3
Liquidity at project companies
Restricted Cash	207.6	254.3
Non-restricted cash	332.6	280.1
Total cash at project companies	$540.2	$534.4

Note:
(1)	Corporate Liquidity means cash and cash equivalents held at Atlantica Sustainable Infrastructure plc as of December 31, 2022, and available revolver capacity as of December 31, 2022.

Cash at the project level includes $207.6 million and $254.3 million restricted cash balances as of December 31, 2022 and 2021, respectively. Restricted cash consists primarily of funds required to meet the requirements of certain project debt arrangements. In the case of Solana, part of the restricted cash is being used and is expected to be used for equipment replacement. As of December 31, 2021, restricted cash also included Kaxu’s cash balance, given that the project financing of this asset was under a theoretical event of default which was resolved as of March 31, 2022 (see “Item 4—Information on the Company—Our Operations—Renewable energy—Kaxu.”).

Non-restricted cash at project companies includes among others, the cash that is required for day-to-day management of the companies, as well as amounts that are earmarked to be used for debt service and distributions in the future.

As of December 31, 2022, $34.9 million of letters of credit were outstanding under the Revolving Credit Facility and we had $30 million of borrowings. As a result, as of December 31, 2022 $385.1 million was available under the Revolving Credit Facility. As of December 31, 2021, we had $10.0 million of letters of credits outstanding, and we had no borrowing. As a result, $440.0 million was available under our Revolving Credit Facility as of December 31, 2021.

Management believes that the Company’s liquidity position, cash flows from operations and availability under its Revolving Credit Facility will be adequate to meet the Company’s working capital requirements, financial commitments and debt obligations; growth, operating and maintenance capital expenditures; and dividend distributions to shareholders. Management continues to regularly monitor the Company’s ability to finance the needs of its operating, financing and investing activities within the guidelines of prudent balance sheet management.

Credit Ratings

Credit rating agencies rate us and part of our debt securities. These ratings are used by the debt markets to evaluate our credit risk. Ratings influence the price paid to issue new debt securities as they indicate to the market our ability to pay principal, interest and dividends.

The following table summarizes our credit ratings as of December 31, 2022. The ratings outlook is stable for S&P and Fitch.

	S&P	Fitch
Atlantica Sustainable Infrastructure Corporate Rating	BB+	BB+
Senior Secured Debt	BBB-	BBB-
Senior Unsecured Debt	BB	BB+

Sources of liquidity

We expect our ongoing sources of liquidity to include cash on hand, cash generated from our operations, project debt arrangements, corporate debt and the issuance of additional equity securities, as appropriate, and given market conditions. Our financing agreements consist mainly of the project-level financing for our various assets and our corporate debt financings, including our Green Exchangeable Notes, the Note Issuance Facility 2020, the 2020 Green Private Placement, the Green Senior Notes, the Revolving Credit Facility, the “at-the-market program”, other credit lines and our commercial paper program.

		As of December 31, 2022	As of December 31, 2021
	Maturity	($ in millions)
Revolving Credit Facility	2024	29.4	-
Other Facilities(1)	2023-2026	30.1	41.7
Green Exchangeable Notes	2025	107.0	104.3
2020 Green Private Placement	2026	308.4	327.1
Note Issuance Facility 2020	2027	147.2	155.8
Green Senior Notes	2028	395.1	394.2
Total Corporate Debt		$1,017.2	$1,023.1
Total Project Debt		$4,553.1	$5,036.2

Note:
(1)	Other facilities include the commercial paper program issued in October 2020, accrued interest payable and other debts.

A)	Corporate debt agreements

Green Senior Notes

On May 18, 2021, we issued the Green Senior Notes with an aggregate principal amount of $400 million due in 2028. The Green Senior Notes bear interest at a rate of 4.125% per year, payable on June 15 and December 15 of each year, commencing December 15, 2021, and will mature on June 15, 2028.

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

Green Exchangeable Notes

On July 17, 2020, we issued 4.00% Green Exchangeable Notes amounting to an aggregate principal amount of $100 million due in 2025. On July 29, 2020, we issued an additional $15 million aggregate principal amount in Green Exchangeable Notes. The Green Exchangeable Notes are the senior unsecured obligations of Atlantica Jersey, a wholly owned subsidiary of Atlantica, and fully and unconditionally guaranteed by Atlantica on a senior, unsecured basis. The Green Exchangeable Notes mature on July 15, 2025, unless they are repurchased or redeemed earlier by Atlantica or exchanged, and bear interest at a rate of 4.00% per annum.

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

Note Issuance Facility 2020

On July 8, 2020, we entered into the Note Issuance Facility 2020, a senior unsecured euro-denominated financing with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of €140 million ($150 million). The notes under the Note Issuance Facility 2020 were issued on August 12, 2020 and are due on August 12, 2027. Interest accrues at a rate per annum equal to the sum of the 3-month EURIBOR plus a margin of 5.25% with a floor of 0% for the EURIBOR. We have entered into a cap at 0% for the EURIBOR with 3.5 years maturity to hedge the variable interest rate risk.

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

2020 Green Private Placement

On March 20, 2020, we entered into a senior secured note purchase agreement with a group of institutional investors as purchasers providing for the 2020 Green Private Placement. The transaction closed on April 1, 2020, and we issued notes for a total principal amount of €290 million ($310 million), maturing on June 20, 2026. Interest accrues at a rate per annum equal to 1.96%. If at any time the rating of these senior secured notes is below investment grade, the interest rate thereon would increase by 100 basis points until such notes are again rated investment grade.

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

Revolving Credit Facility

On May 10, 2018, we entered into a $215 million Revolving Credit Facility with a syndicate of banks. The Revolving Credit Facility was increased by $85 million to $300 million on January 25, 2019, and was further increased by $125 million (to a total limit of $425 million) on August 2, 2019. On March 1, 2021, this facility was further increased by $25 million (to a total limit of $450 million). On May 5, 2022, the maturity of the Revolving Credit Facility was extended to December 31, 2024. Under the Revolving Credit Facility, we are also able to request the issuance of letters of credit, which are subject to a sublimit of $100 million that are included in the aggregate commitments available under the Revolving Credit Facility.

Loans under the Revolving Credit Facility accrue interest at a rate per annum equal to: (A) for euro dollar rate loans, Term SOFR, plus a Term SOFR Adjustment equal to 0.10% per annum, plus a percentage determined by reference to our leverage ratio, ranging between 1.60% and 2.25% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. federal funds brokers on such day plus ½ of 1.00%, (ii) the prime rate of the administrative agent under the Revolving Credit Facility and (iii) Term SOFR plus 1.00%, in any case, plus a percentage determined by reference to our leverage ratio, ranging between 0.60% and 1.00%.

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

Other Credit Lines

In July 2017, we signed a line of credit with a bank for up to €10.0 million ($10.7 million) which was available in euros or U.S. dollars. Amounts drawn accrue interest at a rate per annum equal to the sum of the 3-month EURIBOR or LIBOR, plus a margin of 2%, with a floor of 0% for the EURIBOR or LIBOR. On July 1, 2022, the maturity was extended to July 1, 2024. As of December 31, 2022, we had $6.4 million drawn under this line of credit.

In December 2020 and January 2022, we also entered into two different loans with banks for €5 million ($5.4 million) each. The maturity dates are December 4, 2025 and January 31, 2026, respectively, and such loans accrue interest at a rate per annum equal to 2.50% and 1.90%, respectively.

Commercial Paper Program

On October 8, 2019, we filed a euro commercial paper program with the Alternative Fixed Income Market (MARF) in Spain. The program had an original maturity of twelve months and has been extended twice, for annual periods. The program allows Atlantica to issue short term notes for up to €50 million, with such notes having a tenor of up to two years. As of December 31, 2022, we had €9.3 million ($10.0 million) issued and outstanding under the Commercial Paper Program at an average cost of 2.21% maturing on or before March 7, 2023.

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

Furthermore, our corporate debt agreements contain customary change of control provisions (as such term is defined in each of those agreements) or similar provisions. Under the Revolving Credit Facility, a change of control without required lenders’ consent would trigger an event of default. In the other corporate debt agreements or securities, a change of control or similar provision without the consent of the relevant required holders would trigger the obligation to make an offer to purchase the respective notes at (i) 100% of the principal amount in the case of the 2020 Green Private Placement and Green Exchangeable Notes and at (ii) 101% of the principal amount in the case of the Note Issuance Facility 2020 and the Green Senior Notes. In the case of the Green Senior Notes, such prepayment obligation would be triggered only if there is a credit rating downgrade by any of the agencies.

At-The-Market Program

On February 28, 2022, we established an “at-the-market program” and entered into the Distribution Agreement with BofA Securities, Inc., MUFG Securities Americas Inc. and RBC Capital Markets LLC, as our sales agents, under which we may offer and sell from time to time up to $150 million of our ordinary shares, including in “at-the-market” offerings under our shelf registration statement on Form F-3 filed with the SEC on August 3, 2021, and a prospectus supplement that we filed on February 28, 2022. For the year ended December 31, 2022, we issued and sold 3,423,593 ordinary shares under such program at an average market price of $33.57 per share pursuant to our Distribution Agreement, representing gross proceeds of $114.9 million and net proceeds of $113.8 million.

Project debt refinancing

In October 2022, we refinanced the project debt of Solacor 1 & 2 and in December 2022, we refinanced the project debt of Solnova 1, 3 & 4 (see “Item 4— Information on the Company— Our Operations —Renewable Energy”)

Uses of liquidity and capital

A)	Debt service

Principal payments on debt as of December 31, 2022, are due in the following periods according to their contracted maturities:

Principal debt repayment schedule

	Total	2023	2024	2025	2026	2027	Subsequent years
	$ in millions
Solana	577.4	23.0	24.2	26.8	29.5	32.4	441.5
Mojave	493.8	36.4	36.9	38.1	39.4	40.7	302.3
Coso	200.8	14.1	14.6	14.2	14.7	143.2	-
ACT	441.1	41.5	37.6	42.3	54.6	59.0	206.1
North America	1,713.1	115.0	113.3	121.4	138.2	275.3	949.9
Chile PV 1	50.5	2.0	1.1	1.0	1.1	1.5	43.8
Chile PV 2	21.4	1.2	0.8	1.4	2.4	2.1	13.5
Palmatir	72.0	6.9	6.2	6.6	7.0	7.5	37.8
Cadonal	46.6	3.3	3.0	3.1	3.4	3.6	30.2
Melowind	68.6	2.8	4.8	5.0	5.1	4.8	46.1
ATN	87.0	5.7	6.0	6.4	6.8	7.3	54.8
ATS	391.5	12.6	7.4	8.3	9.5	10.7	343.0
ATN 2	45.3	4.8	5.0	5.1	5.3	5.4	19.7
Quadra 1&2 and Palmucho	58.7	5.0	5.3	5.9	6.5	7.2	28.8
South America	841.6	44.3	39.6	42.8	47.1	50.1	617.7
Solaben 2&3(1)	330.4	31.4	32.4	138.1	28.7	31.2	68.6
Solacor 1&2	212.8	10.3	14.0	14.6	15.0	15.4	143.5
Helios 1&2	290.8	20.7	21.3	21.7	21.1	21.5	184.5
Helioenergy 1&2	243.5	17.4	18.7	19.9	18.8	20.1	148.6
Solnova 1,3&4	354.9	28.1	30.0	30.6	32.1	31.9	202.2
Solaben 1&6	188.0	13.9	13.9	14.8	15.4	15.8	114.2
Rioglass	10.3	5.2	1.7	1.9	1.3	0.1	0.1
Italy PV 1&3	3.4	0.7	0.7	0.7	0.5	0.2	0.6
Kaxu	277.6	26.7	27.5	28.0	31.6	34.4	129.4
Skikda	7.4	4.9	2.5	-	-	-	-
Tenes	79.3	8.0	8.1	8.4	8.7	9.0	37.1
EMEA	1,998.4	167.3	170.8	278.7	173.2	179.6	1,028.8
Total project debt	$4,553.1	326.6	323.7	442.9	358.5	505.0	2,596.4
Corporate debt	$1,017.2	16.7	38.9	110.2	309.1	147.3	395.0
Total	$5,570.3	345.3	362.6	553.1	667.6	652.3	2,989.4

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

	Total	Up to one year	Between one and three years	Between three and five years	Subsequent years
	$ in millions
Purchase commitments	823.9	96.8	154.3	107.9	464.8
Accrued interest estimate during the useful life of loans	1,821.9	264.6	477.9	383.3	696.0

Purchase obligations include agreements for the purchase of goods or services that are enforceable and legally binding and that specify all significant terms. In 2022, we reached an agreement to internalize some of our long-term operation and maintenance contracts at Kaxu and at part of our solar assets in Spain and to reduce the duration of other contracts. As a result, purchase commitments have decreased with respect to December 31, 2022. In addition, as of the date of this report we are in the process of transitioning the operation and maintenance services for the rest of our assets in Spain from an Abengoa subsidiary to an Company’s subsidiary. The information in the table above is as of December 31, 2022 and includes purchase commitments with Abengoa, which are no longer binding after such transfer.

Accrued interest estimate during the useful life of loans represents the estimation for the total amount of interest to be paid or accumulated over the useful life of the loans, notes and bonds, taking into consideration the hedging contracts.

C)	Cash dividends to investors

We intend to distribute a significant portion of our cash available for distribution to shareholders on an annual basis less reserves for the prudent conduct of our business, on an annual basis. We intend to distribute a quarterly dividend to shareholders. Our board of directors may, by resolution, amend the cash dividend policy at any time (See “Item 8 — Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.”).

D)	Investments and Acquisitions

The investments detailed in “Significant events in 2022” have been part of the use of our liquidity in 2022. We expect to continue making investments in assets in operation or under construction or development to grow our portfolio.

E)	Capital Expenditures

In 2022, we invested $39.1 million in maintenance capital expenditures in our assets. From this amount, $20.5 million corresponded to investments in the storage system in Solana. In 2021, we invested $19.2 million in maintenance capital expenditures in our assets, mainly corresponding to capital expenditures and equipment replacements at Solana. In some cases, maintenance capex is included in the operation and maintenance agreement, therefore it is included in operating expenses within our income statement.

Cash flow

The following table sets forth cash flow data for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
	2022	2021	2020
	($ in millions)
Gross cash flows from operating activities
Profit/(loss) for the year	$(2.1)	$(10.9)	$16.9
Adjustments to reconcile after-tax profit to net cash generated by operating activities	786.9	861.9	719.5
Profit for the year adjusted by non-monetary items	$784.8	$851.0	$736.4
Net interest/taxes paid	(277.3)	(342.3)	(287.3)
Variations in working capital	78.8	(3.1)	(10.9)
Total net cash flow provided by/ (used in) operating activities	$586.3	$505.6	$438.2
Net cash flows from investing activities
Acquisitions of subsidiaries and entities under equity method	(50.5)	(362.4)	2.5
Investments in operating concessional assets(1)	(39.1)	(19.2)	(1.4)
Investments in assets under development or construction	(36.8)	(7.0)	-
Distributions from entities under the equity method	67.7	34.8	22.2
Other non-current assets/liabilities	1.3	2.7	(29.2)
Total net cash flows (used in)/ provided by investing activities	$(57.4)	$(351.2)	$(5.9)
Net cash flows used in financing activities	$(535.0)	$(380.1)	$(137.3)
Net increase / (decrease) in cash and cash equivalents	(6.1)	(225.7)	295.0)
Cash, cash equivalents and bank overdraft at beginning of the year	622.7	868.5	562.8
Translation differences cash or cash equivalents	(15.6)	(20.1)	10.7)
Cash and cash equivalents at the end of the period	$601.0	$622.7	$868.5

Note:
(1)	Includes proceeds for $20.5 million and $17.4 million in 2021 and 2020 respectively. See Note 6 of the Annual Consolidated Financial Statements.

Net cash flows provided by/ (used in) operating activities

Net cash provided by operating activities in 2022 was $586.3 million, a 16.0% increase compared to $505.6 million for the previous year. The increase was due to an improvement of changes in working capital and lower interest and income tax paid. Changes in working capital improved in the year ended December 31, 2022, mostly due to better collections from Pemex in ACT and better collections in Spain. In Spain, in 2022 we collected revenue in line with the parameters corresponding to the regulation in place at the beginning of the year 2022, as the new parameters became final on December 14, 2022, while revenue for the year ended December 31, 2022 was recorded in accordance with the new parameters. Collections have started to be regularized in 2023 (see “Item 4— Information on the Company—Regulation— Regulation in Spain”). Net interest and income tax paid were lower in the year ended December 31, 2022 compared to the same period of the previous year due to the impact of foreign exchange rate and because interest paid typically decrease in each asset as we progressively repay our project debt.

The significant variances in the net cash flows provided by or used in operating activities for the year ended December 31, 2021 compared to the year ended December 31, 2020 are discussed in the Form 20-F filed with the SEC on February, 2022.

Net cash provided by/ (used in) investing activities

For the year ended December 31, 2022, net cash used in investing activities amounted to $57.4 million and included mainly to $50.5 million paid for acquisitions consisting mainly of Chile TL4, Chile PV 3, Chile PMGD and Italy PV4, investments in assets under construction for $36.8 million and other investments in existing assets for $39.1 million, including the investments and replacements in Solana. These cash outflows were partially offset by $67.7 million of dividends received from entities under the equity method, of which $26.9 million corresponded to Amherst Island Partnership by AYES Canada, most of which were paid to our partner in this project.

For the year 2021, net cash used in investing activities amounted to $351.2 million and corresponded mainly to $362.0 million paid for the acquisitions of Vento II, Coso, Calgary, Chile PV2, Rioglass, Italy PV 1, Italy PV 2, Italy PV 3 and La Sierpe, net of the initial cash contribution from these entities. Net cash used in investing activities also includes investments in concessional assets for $19.2 million, mainly corresponding to capital expenditures and equipment replacements at Solana for $24.5 million and in Spain for $8.5 million, partially offset by $20.5 million of proceeds from the sale of real state assets owned by Rioglass. These cash outflows were partially offset by $34.8 million of dividends received from associates under the equity method, of which $15.8 million corresponded to Amherst Island Partnership by AYES Canada, most of which were paid to our partner in this project.

Net cash provided by/ (used in) financing activities

For the year ended December 31, 2022, net cash used in financing activities amounted to $535.0 million and includes the repayment of principal of our project financing for $426.4 million and dividends paid to shareholders for $203.1 million and non-controlling interests for $39.2 million. These cash outflows were partially offset by the proceeds from the equity raised under the “at-the-market program” for a net amount of $113.2 million and by net proceeds from corporate debt of $20.6 million, corresponding mainly to the increase of the amount drawn under our Revolving Credit Facility.

For the year 2021, net cash used in financing activities amounted to $380.1 million and includes the repayment of principal of our project financing agreements for an approximate amount of $418.3 million and $218.7 million of dividends paid to shareholders and non-controlling interests. These cash outflows were partially offset by the proceeds from the equity private placement closed in January 2021 for a net amount of $130.6 million and equity raised under the previous “at-the-market program” for a net amount of $58.8 million, net of transaction costs. In addition, in the second quarter of 2021 we prepaid the Note Issuance Facility 2019 for $354.2 million with the proceeds of the Green Senior Notes issued, amounting to $394.0 million, which created a net cash inflow of $39.8 million.

C.	Research and Development

As of December 31, 2022, we own 31 patents and technology licenses related to key components of our assets, to processes and to solutions to monitor, operate and maintain our assets in a sustainable and cost-effective manner, as well as 6 patents currently in process. We also have an Operations Department that dedicates time and effort to identifying potential measures to improve asset performance, reducing operating costs and developing tools to manage our assets more efficiently. In addition, we have an in-house advanced analytics team to improve the performance of our existing technologies. The advanced analytics team focuses on data analytics and machine learning technologies to provide accurate energy production forecasts, predict equipment breakdowns or malfunctions, and reduce the risk of major outages as well as health and safety and environmental risks, among others.

D.	Trend Information

Other than as disclosed elsewhere in this annual report on, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

For an understanding of the accounting policies for these items it is important to understand the Annual Consolidated Financial Statements. The following discussion provides more information regarding the estimates and assumptions used for these items in accordance with IFRS and should be considered in conjunction with the Annual Consolidated Financial Statements.

The most critical accounting policies, which reflect significant management estimates and judgment to determine amounts in our Annual Consolidated Financial Statements, are as follows:

Estimates:

-	Impairment of contracted concessional, Property, Plant and Equipment (PP&E) and other intangible assets

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The value in use calculation is based on a discounted cash flow model, which is sensitive to the discount rate used as well as the expected future cash-inflows. The significant assumptions which required substantial estimates used in management’s impairment calculation are discount rates and projections considering real data based on contract terms and projected changes in selling prices, energy generation and costs.

-	Recoverability of deferred tax assets

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management estimates are required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

-	Fair value of derivative financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of estimate is required in establishing fair values. Estimates include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments

-	Fair value of identifiable assets and liabilities arising from a business combination

The assets aquired and liabilites assumed on a business combination are recognised at the fair values of the underlying items. The estimates that have a significant risk of causing a material adjustment to the carrying amounts of the assets and liabilities are the ones considered when performing impairment review of operating assets (see above).

Judgements:

-	Assessment of contracted concessional agreements.

By evaluating the terms and conditions of each contracted concessional agreement, we determine the accounting category to which the asset belongs (e.g. IAS 16, IFRIC 12 or IFRS 16).

-	Assessment of control.

Judgement is required in determining the nature of Atlantica´s interest in another entity and in determining if it has control, joint control or significant influence over it.

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

As of the date of preparation of our Annual Consolidated Financial Statements, no relevant changes in the estimates made are anticipated and, therefore, no significant changes in the value of the assets and liabilities recognized at December 31, 2022, are expected.

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

Contracted concessional, Property, Plant and Equipment (PP&E) and other intangible assets

The assets accounted for by Atlantica as contracted concessional assets under IFRIC 12 (either intangible model or financial model) as PP&E under IAS 16 or as other intangible assets under IAS 38 or under IFRS 16 (as “Lessee” or “Lessor”), include renewable energy assets, transmission lines, efficient natural gas assets and water plants.

a)	Contracted concessional assets under IFRIC 12

The infrastructure used in a concession accounted for under IFRIC 12 can be classified as an intangible asset or a financial asset, depending on the nature of the payment entitlements established in the agreement. The application of IFRIC 12 requires extensive judgement in relation to, among other factors, (i) the identification of certain infrastructures and contractual agreements in the scope of IFRIC 12, (ii) an understanding of the nature of the payments in order to determine the classification of the infrastructure as a financial asset or as an intangible asset and (iii) the timing and recognition of revenue from construction and concessionary activity.

Under the terms of contractual arrangements within the scope of this interpretation, the operator shall recognize and measure revenue in accordance with IFRS 15 for the services it performs.

The useful life of these assets is approximately the same as the length of the concession arrangement.

-	Intangible asset

We recognize an intangible asset to the extent that it receives a right to charge final customers for the use of the infrastructure. This intangible asset is subject to the provisions of IAS 38 and is amortized linearly, taking into account the estimated period of commercial operation of the infrastructure which coincides with the concession period.

Once the infrastructure is in operation, the treatment of income and expenses is as follows:

-	Revenues from the updated annual revenue for the contracted concession, as well as operations and maintenance services are recognized in each period according to IFRS 15.

-	Operating and maintenance costs and general overheads and administrative costs are recorded in accordance with the nature of the cost incurred (amount due) in each period.

-	Financial asset

We recognize a financial asset when demand risk is assumed by the grantor, to the extent that the concession holder has an unconditional right to receive payments for the asset. This asset is recognized at the fair value of the construction services provided, considering upgrade services in accordance with IFRS 15, if any.

The financial asset is subsequently recorded at amortized cost calculated according to the effective interest method. Revenue from operations and maintenance services is recognized in each period according to IFRS 15.

Allowance for expected credit losses (financial assets)

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

The key elements of the ECL calculations, based on external sources of information, are the following:

-	the Probability of Default (“PD”) is an estimate of the likelihood of default over a given time horizon. We calculate PD based on Credit Default Swaps spreads (“CDS”);

-	the Exposure at Default (“EAD”) is an estimate of the exposure at a future default date; and

-
the Loss Given Default (“LGD”) is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that we would expect to receive. It is expressed as a percentage of the EAD.

b)	Property, plant and equipment (PP&E) under IAS 16

Property, plant and equipment is measured at historical cost, including all expenses directly attributable to the acquisition, less depreciation and impairment losses, with the exception of land, which is presented net of any impairment losses. Such cost includes the cost of replacing part of the plant and equipment and borrowing costs for long-term installation projects if the recognition criteria is met. Repair and maintenance costs are recognized in profit or loss as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets.

We review the estimated residual values and expected useful lives of assets at least annually. In particular, we consider the impact of health, safety and environmental legislation in its assessment of expected useful lives and estimated residual values.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss when the asset is derecognized.

c)	Right of uses under IFRS 16

We assess at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Atlantica as a lessee:

We apply a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. We recognize lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Main right of use agreements corresponds to land rights. We recognize right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities (see Note 2.3 to our Annual Consolidated Financial Statements). The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

d)	Other intangible assets

Other intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Intangible assets are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss.

Research and development costs:

Research costs are expensed as incurred. Development expenditures on an individual project are recognised as an intangible asset when we can demonstrate:

-	the technical feasibility of completing the intangible asset so that the asset will be available for use or sale

-	its intention to complete and its ability and intention to use or sell the asset

-	how the asset will generate future economic benefits

-	the availability of resources to complete the asset

-	the ability to measure reliably the expenditure during development

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete, and the asset is available for use. It is amortized over the period of expected future benefit. During the period of development, the asset is tested for impairment annually.

Revenue Recognition

According to IFRS 15, Revenue from Contracts with Customers, we assess the goods and services promised in the contracts with the customers and identifies as a performance obligation each promise to transfer to the customer a good or service (or a bundle of goods or services).

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

Impairment of intangible assets and property, plant and equipment

We review our contracted concessional assets to identify any indicators of impairment at least annually. When impairment indicators exist, we calculate the recoverable amount of the asset.

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

An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, we estimate the CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement.

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

Derivative financial instruments and fair value estimates

Derivatives are recognized at fair value in the statement of financial position. We maintain both derivatives designated as hedging instruments in hedging relationships, and derivatives to which hedge accounting is not applied.

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

The inputs used to calculate fair value of our derivatives are based on inputs other than quoted prices that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices), through the application of valuation models (Level 2). The valuation techniques used to calculate fair value of our derivatives include discounting estimated future cash flows, using assumptions based on market conditions at the date of valuation or using market prices of similar comparable instruments, among others. The valuation of derivatives requires the use of considerable professional judgment. These determinations were based on available market information and appropriate valuation methodologies. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

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

As of December 31, 2022, the overall sum of the Bank and Surety Insurances Bonds directly deposited by subsidiaries of Atlantica as a guarantee to third parties (clients, financial entities and other third parties) was $88.0 million. In addition, Atlantica issued guarantees amounting to $216.9 million as of December 31, 2022 ($174.2 million as of December 31, 2021). Guarantees issued by us correspond mainly to guarantees provided to off-takers in PPAs, guarantees for debt service reserve accounts and guarantees for interconnection requests or agreements for renewable energy projects.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Board of Directors of Atlantica

The Board of Directors of Atlantica comprises the following eight members:

Name	Position	Year of birth
William Aziz	Director, Independent	1956
Arun Banskota	Director	1961
Debora Del Favero	Director, Independent	1964
Brenda Eprile	Director, Independent	1954
Michael Forsayeth	Director, Independent	1954
Edward C. Hall	Director, Independent	1959
Santiago Seage	Chief Executive Officer and Director	1969
George Trisic	Director	1960
Michael Woollcombe	Director and Chair of the Board, Independent	1968

The business address of the members of the Board of Directors of Atlantica is Great West House, GW1, 17th floor, Great West Road, Brentford, TW8 9DF, United Kingdom.

There are no family relationships among any of our executive officers or directors. There are no potential conflicts of interest between the private interests or other duties of the members of the Board of Directors listed above and their duties to Atlantica, except in the case of Mr. Arun Banskota who serves on Algonquin’s board as President and Chief Executive Officer and Mr. George Trisic, who served until April 2022 as Chief Governance Officer and Corporate Secretary of Algonquin. Mr. Edward C. Hall has been an independent director since he was appointed on August 2, 2022.

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

Debora Del Favero, Director

Debora Del Favero is a senior executive with extensive international mergers and acquisition and corporate finance experience including in the renewables sector. She is a Co-Founder of CMC Capital Limited, a U.K.-based corporate finance advisory boutique established in 2011 that specializes in M&A and corporate advisory. Previously, for over 17 years, Ms. Del Favero held progressively senior roles in both the London and New York offices of the investment banking division of Credit Suisse. This included approximately seven years as a Managing Director and member of the Energy Group and M&A Group of Credit Suisse in London. Ms. Del Favero also served on the European investment banking committee of Credit Suisse. Prior to joining Credit Suisse, Ms. Del Favero was a Senior Analyst at Analitica based in Milan, Italy, a start-up specializing in equity research on Italian publicly-listed companies. Ms. Del Favero holds a Masters of Arts in Economics and Business Administration from Bocconi University in Milan, Italy, with a focus on corporate finance and commercial law.

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

Michael Forsayeth, Director

Michael Forsayeth is an experienced business leader having held Chief Executive Officer, Chief Financial Officer and other senior executive positions in several large public and private real estate, hospitality, foodservice and other businesses over his career. Most recently, Mr. Forsayeth was Chief Executive Officer and a director of TSX and NYSE-listed Granite Real Estate Investment Trust, a large Canadian-based REIT with industrial, warehouse and logistics properties in North America and Europe. Prior to being appointed as Granite’s CEO, Mr. Forsayeth served as Granite’s Chief Financial Officer from 2011 to 2015. From 2007 to 2011, Mr. Forsayeth was Chief Financial Officer of Intrawest ULC, a significant developer and manager of resort properties in North America and Europe, following its $3 billion privatization by a private equity group. From 1999 to 2007, Mr. Forsayeth was the Chief Financial Officer of Cara Operations Limited (now Recipe Unlimited), a leading Canadian foodservice business, where Mr. Forsayeth played a key leadership role in Cara Operation’s successful going-private transaction. Previously, Mr. Forsayeth held senior executive positions with TSX and NYSE-listed Laidlaw Inc., and TSX-listed Derlan Industries Limited. Mr. Forsayeth is a CPA and CA and spent nine years with Coopers & Lybrand (now Pwc) in various areas including the audit practice and a secondment in its London, England office. Mr. Forsayeth holds a Bachelor of Commerce (Honors) from Queen’s University.

Edward C. Hall, Director

Mr. Hall is an active independent director and advisor with 35 years of experience in all facets of the electricity industry. Mr. Hall brings a deep understanding of electricity markets, power generation technologies, utility operations and commercial structuring. Mr. Hall serves as Chairman of Cypress Creek Renewables, Vice Chairman of Japan Wind Development Company and as a Director of Wellesley Municipal Light. Mr. Hall spent 25 years of his career with AES Corporation, where he was a member of the AES Executive Leadership Team and served as Chief Operating Officer of AES’s global generation. Mr. Hall has previously served on the boards of General Cable, Globeleq, TerraForm Power and Green Conversion Systems. Mr. Hall earned a B.S. in Mechanical Engineering from Tufts University and M.S. in Finance and Technology Innovation from the MIT Sloan School of Management.

Santiago Seage, Chief Executive Officer and Director

Mr. Seage has served as a director since our formation in 2013 until March 2018 and from December 2018. Mr. Seage has served as our Chief Executive Officer since our formation, except for the six-month period between May and November 2015, while he was Chair of our Board and Chief Executive Officer of Abengoa. Prior to the foregoing, he served as Abengoa Solar’s CEO beginning in 2006. Before that, he was a partner with McKinsey & Company. Mr. Seage holds a degree in Business Management from ICADE University in Madrid.

George Trisic, Director

Mr. Trisic was the Chief Governance Officer of Algonquin until April 2022. In his role, Mr. Trisic was responsible for leading the sustainability and government affairs. He has broad experience managing high growth, start up and expanding businesses across multiple sites and regions. His skill set includes leading multi-functional groups in finance, human resources, legal and information technology in a senior executive role. Mr. Trisic holds a Bachelor of Laws Degree from the University of Western Ontario. Additionally, he holds a Chartered Director certification from the Directors College (McMaster University).

Michael Woollcombe, Director and Chair of the Board

Michael Woollcombe has been a Partner of Voorheis & Co. LLP and Executive Vice-President of VC & Co. Incorporated for more than 20 years. Since 2011, Mr. Woollcombe has also been President of VWK Capital Management Inc., the investment manager for VWK Partners Fund LP, a long-short investment fund. Mr. Woollcombe is one of the leading special situations advisors in Canada and has been centrally involved in directing numerous high-profile shareholder disputes, proxy contests, M&A transactions, special committee mandates, internal and independent corporate investigations and complex restructurings. Mr. Woollcombe regularly serves as a trusted strategic advisor to institutional and other significant shareholders, boards of directors and chief executive officers to address their most important opportunities and crisis situations. Mr. Woollcombe has acted as a director and as member of special board committees of a number of publicly-traded companies. Previously, Mr. Woollcombe practiced corporate and securities law at a major law firm in Toronto, Canada. Mr. Woollcombe holds a Bachelor of Commerce (Honors) from Queen’s University and an LLB from the University of Western Ontario.

Board Diversity Matrix

On August 6, 2021 the SEC approved NASDAQ’s Board Diversity Rule, requiring Nasdaq-listed companies to, subject to certain transition periods and exceptions (1) publicly disclose board-level diversity statistics in its annual report or on its website and in an aggregated form, using a standardized template and (2) have or explain why they do not have at least two diverse directors.

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

The information provided below is based on the voluntary self-identification of each member of the Company’s Board of Directors as of December 31, 2021 and December 31, 2022:

Board Diversity Matrix as of December 31, 2022 and 2021

	2022	2021
Total Number of Directors	9	8

	Female		Male		Non-Binary		Did not disclosed Gender
	2022	2021	2022	2021	2022	2021	2022	2021
Part I: Gender Identity
Directors	2	2	7	6	-	-	-	-
Part II: Demographic Background
African American or Black	-	-	-	-	-	-	-	-
Alaskan Native or Native American	-	-	-	-	-	-	-	-
Asian[1]	-	-	1	1	-	-	-	-
Hispanic or Latinx[2]	-	-	1	1	-	-	-	-
Native Hawaiian or Pacific Islander	-	-	-	-	-	-	-	-
White[3]	2	2	5	4	-	-	-	-
Two or More Races or Ethnicities	-	-	-	-	-	-	-	-
LGBTQ+	-	-	-	-	-	-	-	-
Did Not Disclose Demographic Background	-	-	-	-	-	-	-	-

Note: NASDAQ demographic background definitions include:

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

(3)	White (not of Hispanic or Latinx origin) – A person having origins in any of the original peoples of Europe, the Middle East, or North Africa.

Senior Management of Atlantica

We have a senior management team with extensive experience in developing, financing, managing and operating contracted assets.

Our senior management comprises the following members:

Name	Position	Year of birth
David Esteban	Vice President EMEA	1979
Emiliano Garcia	Vice President North America	1968
Irene M. Hernandez	General Counsel and Chief of Compliance	1980
Francisco Martinez-Davis	Chief Financial Officer	1963
Antonio Merino	Vice President South America	1967
Stevens C. Moore	Vice President Corporate Development	1973
Santiago Seage	Chief Executive Officer and Director	1969

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

Irene M. Hernandez, General Counsel and Chief Compliance Officer

Ms. Hernandez has served as our General Counsel since June 2014 and also serves as Chief Compliance Officer and Head of People and Culture. Prior to that, she served as head of our legal department since the date of our formation. Before that, Ms. Hernandez served as Deputy Secretary General at Abengoa Solar since 2012. Before joining Abengoa, she worked for several law firms. Ms. Hernandez holds a law degree from Complutense Madrid University and a Master’s degree in law from the Madrid Bar Association (Colegio de Abogados de Madrid (ICAM)).

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

Stevens C. Moore, Vice President Corporate Development

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

B)	Compensation

Compensation of the Board of Directors and Chief Executive Officer

Each independent non-executive director is entitled to receive annual compensation of $150.0 thousand. The Chair of the Board and Chairs of the committees of the Board are entitled to receive additional compensation as detailed in the table below.

Non-independent non-executive directors are entitled to be compensated on the same terms as independent non-executive directors. In 2021, non-independent non-executive directors declined compensation. In 2022, Mr. Banskota also declined compensation. Since April 2022, Mr. Trisic has received compensation after retiring from a senior executive role at Algonquin Power Utilities Corp.

The following table sets out the fee schedule for 2022 and 2021:

In thousands of U.S. Dollars	2022	2021
Annual Director Retainer
Non-Executive Director	150.0	150.0
Annual Committee Chair Retainer
Chair of the Board	75.0	75.0
Chair of the Audit Committee	15.0	15.0
Chair of the Nominating and Corporate Governance Committee	10.0	10.0
Chair of the Compensation Committee	10.0	10.0

The table below summarizes the total annual compensation of the executive and non-executive directors who received remuneration during 2022 and 2021.

In thousands of U.S. Dollars	Salary and Fees in Cash		Salary and Fees in DRSUs[2]		Annual Bonuses		Long-Term Incentive Awards[3] (Vested)		Deferred Restricted Share Units Dividend Equivalents [3]		Total Fixed Remuneration		Total Variable Remuneration		Total
Name[1]	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
William Aziz	160.0	160.0	-	-	-	-	-	-	-	-	160.0	160.0	-	-	160.0	160.0
Debora Del Favero	112.0	128.5	48.0	31.5	-	-	-	-	2.5	0.3	162.5	160.3	-	-	162.5	160.3
Brenda Eprile	165.0	165.0	-	-	-	-	-	-	-	-	165.0	165.0	-	-	165.0	165.0
Michael Forsayeth	75.0	100.8	75.0	49.2	-	-	-	-	4.0	0.5	154.0	150.5	-	-	154.0	150.5
Edward C Hall[5]	62.5	-	-	-	-	-	-	-	-	-	62.5	-	-	-	62.5	-
Santiago Seage[6]	727.2	816.6	-	-	931.3	1,056.3	2,992.4	1,879.8	-	-	727.2	816.6	3,923.7	2,936.1	4,651.0	3,752.7
George Trisic[7]	-	-	110.0	-	-	-	-	-	1.6	-	111.6	-	-	-	111.6	-
Michael Woollcombe	-	77.5	225.0	147.5	-	-	-	-	11.9	1.5	236.9	226.5	-	-	236.9	226.5
Total	1,301.7	1,448.5	458.0	228.1	931.3	1,056.3	2,992.4	1,879.8	20.0	2.3	1,779.7	1,679.0	3,923.7	2,936.1	5,703.5	4,615.1

1 None of the Directors received any pension entitlement and/or taxable benefits in 2022 or 2021.
2 Non-executive directors receive salary and fees via a mix of cash and Deferred Restricted Share Units (DRSUs). Following the Annual General Meeting held in May 2021, the Company determined, and Ms. Del Favero, Mr. Forsayeth, and Mr. Woollcombe agreed that 30%, 50% and 100% respectively of the annual fee payable to the director by the Company from May 31, 2021 shall be irrevocably substituted for the grant of DRSUs.
3 Long-term Incentive Awards includes awards under both the Long-term Incentive Plan (LTIP) and the One-Off Plan which vested in the year, calculating amounts using the share price at vesting date. In 2022, from the $2,992.4 thousand vested, $1,490.1 corresponded to share appreciation. In 2021, from the $1,879.8 thousand vested, $1,549.1 corresponded to share appreciation.
4 Dividend equivalent rights accumulated on the DRSUs corresponding to the amount of dividends paid for one share in the period between the DRSU effective date and December 31, 2022 and 2021, respectively, multiplied by the number of DRSUs held on that date. Such rights are only payable on vesting of the DRSUs.
5 Mr. Hall was appointed to the Board on August 2, 2022 as an independent non-executive Director. Mr. Hall’s 2022 fee was prorated for the year based on the annual directors’ retainer.
6 The CEO’s compensation is approved in Euros. It has been converted to U.S. dollars for reporting purposes, at the average exchange rate of each year, which is 1.05 $/€ in 2022 and 1.18 $/€ in 2021.
- In 2022, the CEO’s total pay amounted to €4,401.7 thousand ($4,651.0 thousand). Fixed salary amounted to €690.0 thousand ($727.2 thousand), annual bonus to €870.0 thousand ($931.3 thousand) and long-term incentive awards to €2,841.7 thousand ($2,992.4 thousand).
- In 2021, the CEO’s total pay amounted to €3,148.6 thousand ($3,752.7 thousand). Fixed salary amounted to €690.0 thousand ($816.6 thousand), annual bonus to €892.5 thousand ($1,056.3 thousand) and long-term incentive awards to €1,566.1 thousand ($1,879.8 thousand).
7 Mr. Trisic, non-independent non-executive director, has received compensation since April 6, 2022. Mr. Trisic’s 2022 fee was prorated for the year based on the annual directors’ retainer. The Company determined and Mr. Trisic agreed that 100% of his fee shall be irrevocably substituted for the grant of DRSUs.

The Compensation Report is presented in U.S. dollars since remuneration of all directors except the CEO is defined in U.S. dollars and the functional currency of the Company is also the U.S. dollar. None of the directors received any pension entitlement and/or taxable benefits in 2022 or 2021. Each member of our Board of Directors will be indemnified for his or her actions associated with being a director to the extent permitted by law.

The increase in the remuneration of the CEO in 2022 corresponds mainly to the vesting of restricted share units granted under the LTIP in 2019, as we explain below.

-	Chief Executive Officer Long-Term Incentives awards vested

1)          One-off plan

An award in the form of restricted stock units (RSUs) was granted under a One-off plan to the CEO in 2019. In June 2022 and 2021, the second and third tranches vested, and shares were transferred to the CEO in accordance with the terms of the plan. The One-off plan RSUs are now fully vested.

The value of the shares transferred have been included in the Single Total Figure of Remuneration table above in their vesting period.

One-Off Plan[1]	One-Off Plan Vesting	Number of Restricted Stock Units (RSUs)	Share Price on Vesting Date (US$)	RSUs Value at Vesting Date ($ thousand)[2]
2019	June 2022[3]	14,535	31.30	528.6
	June 2021	14,535	36.50	578.8
1 Additional information on the One-off plan is disclosed in the Remuneration Policy section.
2 On each vesting date, one third of the RSUs vest (14,535 RSUs) plus dividend equivalent rights corresponding to the amount of dividends paid on one share in the period between the One-off plan effective date and the date on which the RSU vests ($5.07 per RSU for 2022 and $3.32 per RSU for 2021), multiplied by the number of RSUs vesting on that date.
3 In June 2022 the final tranche of RSUs vested. As a result, there are no other awards outstanding under this plan.

2)        Options vested under the LTIP

One-third of each of the CEO’s share options awarded in 2019, 2020 and 2021 under the LTIP vested during 2022. The 2019 and 2020 share options were exercised, and shares were transferred to the CEO in accordance with the terms of the plan. The 2021 share options vested, but they were not exercised. The 2021 share options were underwater on the vesting date.

The share options value have been included in the Single Total Figure of Remuneration table above in their vesting period.

LTIP Share Option Grant Date[1]	Share Option Vesting Date	Number of Share Options Vesting (#)	Share Price on Vesting Date (USD)	Exercise Price per Share Option (USD)	Share Options Value at Vesting Date (000’s USD)[2]
2021	2022	24,948	32.53	37.98	-
2020	2022	34,494	34.48	26.39	279.1
	2021	34,494	44.17	26.39	613.3
2019	2022	40,693	31.30	19.60	476.1
	2021	40,693	36.50	19.60	687.7

1  Additional information on the LTIP is disclosed in the Remuneration Policy section.
2 The value of the share options on the vesting date is calculated using the number of share options multiplied by (the share price on the vesting date minus the exercise price per share option).

3)        Restricted Stock Units vested under the LTIP

In June 2022 restricted stock units (RSUs) awarded in 2019 under the LTIP vested and shares were transferred to the CEO in accordance with the terms of the plan. In 2021 no units vested under the LTIP. The value of the vested RSUs have been included in the Single Total Figure of Remuneration table above in their vesting period.

RSU Grant Date	RSU Vesting Date	Number of Restricted Stock Units Vesting (#)	Share Price on Vesting Date (USD)	RSUs Value at Vesting Date (000’s USD)[1]
2019	2022	46,987	31.10	1,708.7

1 RSU vesting under the LTIP in 2019 includes RSUs (46,987 RSUs) plus dividend equivalent rights corresponding to the amount of dividends paid on one share RSU between the LTIP 2019 effective date and the date on which the RSU vests ($5.07 per RSU).

In 2022, most of the objectives defined for the Chief Executive Officer’s variable bonus were met or exceeded and the Compensation Committee decided to approve a bonus corresponding to 102.35% of the target variable compensation, which will be payable in 2023.

	Percentage weight	Achievement
CAFD (cash available for distribution) – Equal or higher than the CAFD budgeted in the 2022 budget	35%	99%
Adjusted EBITDA– Equal or Higher than the Adjusted EBITDA budgeted in the 2022 budget	15%	98%
Close sustainable value accretive investments	15%	85%
Achieve health and safety targets – (Frequency with Leave / Lost Time Index below 3.9 and General frequency index below 10.1) based on reliable targets and consistent measure metrics	10%	120%
Management of relationships with key shareholders and partners	10%	120%
Continued executive talent development	10%	120%
Disclosure best standards	5%	85%

1 Cash Available for Distribution (CAFD) refers to the cash distributions received by the Company from its subsidiaries, minus cash expenses of the Company, including debt service and general and administrative expenses.

In 2021, most of the objectives defined for the Chief Executive Officer’s variable bonus were met or exceeded and the Compensation Committee decided to approve a bonus corresponding to 105.0% of the target variable compensation, which was paid in 2022.

The Chief Executive Officer’s maximum potential bonus is 120% of such bonus, which is approximately $1,092 thousand (approximately €1,020 thousand).

No element of the Chief Executive Officer’s annual bonus is deferred.

Deferred Restricted Shares Units (“DRSU”) Plan

The following table sets out the total compensation received by non-executive directors via a mix of cash and DRSUs in 2022:

Name	Total Remuneration (000’s USD)		Total Remuneration in Cash and/or Deferred Restricted Stock Units (DRSU)
			Remuneration in Cash (000’s USD)		Remuneration in DRSUs
					DRSUs (000’s USD)		Number of DRSUs (#)[4]
	2022	2021	2022	2021	2022	2021	2022	2021
William Aziz	160.0	160.0	160.0	160.0	-	-	-	-
Debora Del Favero[1]	160.0	160.0	112.0	128.5	48.0	31.5	1,619	878
Brenda Eprile	165.0	165.0	165.0	165.0	-	-	-	-
Michael Forsayeth[1]	150.0	150.0	75.0	100.8	75.0	49.2	2,530	1,372
Edward C. Hall[2]	62.5	-	62.5	-	-	-	-	-
George Trisic[3]	110.0	-	-	-	110.0	-	3,901	-
Michael Woollcombe[1]	225.0	225.0	-	77.5	225.0	147.5	7,589	4,117
Total	1,032.5	860.0	574.5	631.9	458.0	228.1	15,638	6,367

1  Following the Annual General Meeting held in May 2021, the Company determined, and Ms. Del Favero, Mr. Forsayeth, and Mr. Woollcombe agreed that 30%, 50% and 100% respectively of the annual fee payable to the director by the Company from May 31, 2021 shall be irrevocably substituted for the grant of DRSUs.
2  Mr. Hall was appointed to the Board on August 2, 2022 as an independent non-executive Director. Mr. Hall’s 2022 fee was prorated based on the annual director’s retainer.
3   Mr. Trisic, non-independent non-executive director, has received compensation since April 6, 2022. Mr. Trisic’s 2022 fee was prorated based on the annual directors’ retainer. The Company determined and Mr. Trisic agreed that 100% of his fee shall be irrevocably substituted for the grant of DRSUs.
4  The number of DRSUs granted is determined by dividing the amount of the annual compensation to be substituted for DRSUs by the market value of an ordinary share at the time of grant.

Remuneration of the Chief Executive Officer

The information provided in this part of the report is subject to audit.

Details for Mr. Seage, who serves in the role of the Chief Executive Officer, are set out in the “Single Total Figure of Remuneration for Each Director” section above.

In 2022, Mr. Seage was awarded $931.3 thousand as a bonus payment in accordance with his service agreement, payable in 2023. In 2021, Mr. Seage was awarded $1,056.3 thousand in accordance with his service agreement, which was paid in 2022. The CEO’s bonus is approved in Euros and converted to U.S. dollars for reporting purposes at the average exchange rate of each year. The decrease in amount is due in part to the fluctuation of the Euro-Dollar exchange rate.

Scheme Interests Awarded During 2022:

LTIP	Number of Restricted Stock Units	Restricted Stock Units Face Value[1] (000’s USD)	Performance Criteria
2022	35,202[2]	1,197.2	RSU: 5% minimum Total Shareholder Return performance stock unit over a three year period

1  Face Value means the maximum number of shares that would vest if performance measures are met using the share price at the grant date. The face value for the restricted stock units (RSUs) is calculated using the share price at the grant date.
2   RSUs will vest on the third anniversary of the grant date, subject to the satisfaction of the performance criteria.

If the total shareholder return (“TSR”) performance condition has not been met during the vesting period, the participant’s Restricted Stock Units will lapse in full on the vesting date.

The value of the RSUs granted to the CEO is equal to 70% of the previous year total annual compensation (fixed + target annual bonus) at the grant date. Further information including a description of each type of interest awarded and the basis on which the award is made is provided in the Remuneration Policy section below.

The following information provided in this part of the report is not subject to audit (unless otherwise indicated).

Total Shareholder Return and Chief Executive Officer Pay

The chart below shows the Company’s total shareholder return since June 2014, the date of our Initial Public Offering (“IPO”), until the end of 2022 compared with the TSR of the companies in the Russell 2000 Index. The chart represents the progression of the return, including investment, starting from the time of the IPO at a 100%-point. In addition, dividends are assumed to have been re-invested at the closing price of each dividend payment date.

We believe the Russell 2000 Index is an adequate benchmark as it represents a broad range of companies of similar size.

TSR is calculated in U.S. dollars.

The table below shows the total remuneration of the Chief Executive Officer, his bonus and his long-term incentive awards expressed as a percentage of the maximum he is likely to be awarded.

	Bonus				LTIP awards(3)
	(In thousands of U.S. Dollars)
Year	Total Pay(1)		Percentage of target	Amount of Bonus(2)	Percentage of maximum	Value
2022	4,651.0		102.4%	931.3	100%	2,992.4
2021	3,752.7		105.0%	1,056.3	100%	1,879.8
2020	2,524.1		102.7%	996.4	100%	770.9
2019	1,685.4		100.7%	957.7	-	-
2018	2,511.1		101.8%	992.2	22.0%	751.1
2017	1,602.0		96.3%	924.2	-	-
2016	1,499.4		100%	940.5	-	-
2015	1,597.6	(4)	-	-	-	-
2014	174.1		-	-	-	-

1 The CEO’s compensation is approved in Euros. It has been converted to U.S. dollars for reporting purposes at the average exchange rate each year. The total pay received by the CEO in thousands of Euros was €4,401.7 in 2022, €3,148.6 in 2021, €2,222.2 in 2020, €1,505.5 in 2019, €2,170.3 in 2018, €1,418.1 in 2017, €1,329.1 in 2016, €1,440.9 in 2015, and €130.9 in 2014.
2 Amount of bonus earned by the CEO at year-end and paid the next year. For example: In 2021, the CEO earned a bonus of $1,056.3 thousand, which was paid to the Chief Executive Officer in 2022.
3 Long-Term Incentive Awards includes awards granted under both the LTIP and One-Off Plan which vested in the year.
4 Includes a €1,189.5 thousand (approximately $1,319.6 thousand) termination payment received by Mr. Garoz after his leaving the Company on November 25, 2015.

The Chief Executive Officer did not receive any variable remuneration for services provided to the Company for the years ended December 31, 2015 and 2014. Mr. Seage occupied that office between January and May 2015, and again from late November 2015. Mr. Garoz held that position between May and November 2015, when Santiago Seage left the Company.

Directors’, Chief Executive Officer’s and Employee’s Pay

The table below sets out the percentage change between 2021 and 2022 in salary and, bonus for executive and non-executive directors who received remuneration and the average per capita change for employees of the Company’s group as a whole, excluding the Chief Executive Officer.

	2022 (% Change from 2021 to 2022)		2021 (% Change from 2020 to 2021)		2020 (% Change from 2019 to 2020)
Name	Salary and fees (Cash and DRSU)	Bonus	Salary and fees (Cash and DRSU)(1)	Bonus	Salary	Bonus
Non-executive directors
William Aziz[2]	-	-	-	-	-	-
Debora Del Favero[2]	-	-	-	-	-	-
Brenda Eprile[2]	-	-	-	-	-	-
Michael Forsayeth[2]	-	-	-	-	-	-
Edward C. Hall[3]	-	-	-	-	-	-
George Trisic[4]	-	-	-	-	-	-
Michael Woollcombe[2]	-	-	-	-	-	-
Andrea Brentan[5]	-	-	-	-	3%	-
Robert Dove[5]	-	-	-	-	3%	-
Francisco J. Martinez[5]	-	-	-	-	3%	-
Jackson Robinson[5]	-	-	-	-	3%	-
Daniel Villalba[5]	-	-	-	-	3%	-
Executive director
Santiago Seage (CEO)	0%[7]	-3%[7]	4%[7]	2%[7]	2%	2%
Employees (excluding CEO)[6]	4%	9%	4%	8%	5%	8%

Notes:
None of the non-executive directors received any bonus, and/or taxable benefits in 2022, 2021 or 2020.
1 Following the Annual General Meeting held in May 2021, the Company determined, and Ms. Del Favero, Mr. Forsayeth, and Mr. Woollcombe agreed that 30%, 50% and 100% respectively of the annual fee payable to the director by the Company from May 31, 2021 shall be irrevocably substituted for the grant of DRSUs.
2 Mr. Aziz, Mrs. Del Favero, Mrs. Eprile, Mr. Forsayeth and Mr. Woollcombe joined the Board of Directors on May 5, 2020 as independent non-executive Directors.
3 Mr. Hall was appointed to the Board on August 2, 2022 as an independent non-executive Director.
4 Mr. Trisic, non-independent non-executive director, has received compensation since April 6, 2022. The Company determined and Mr. Trisic agreed that 100% of his fee shall be irrevocably substituted for the grant of DRSUs.
5 Mr. Villalba, Mr. Dove, Mr. Martinez and Mr. Robinson were directors until May 5, 2020, and were Chair of the Board of Directors, Chair of the Nominating and Corporate Governance Committee, Chair of the Audit Committee, and Chair of the Compensation Committee, respectively, until such date. Their percentage of salary change was calculated on a full-time equivalent basis for 2020, hence based on their total remuneration received in 2019 compared to their 2020 entitled compensation. Mr. Brentan was a director until May 5, 2020.
6 The salary and bonus percentage change for employees (excluding the CEO) has been calculated considering the same average number of employees and the same average exchange rate in both 2022 and 2021. This is the most appropriate methodology to reflect how much the salary and potential bonus changed on a year-to-year basis as it excludes the effect of employee hires and turnover.
7 The Compensation Committee approved (i) fixed remuneration of €690 thousand ($727 thousand converted to U.S. dollars at the December 31, 2022 average exchange rate, which is 1.05 $/€) for the Chief Executive Officer for 2022 (in 2021, the CEO’s fixed remuneration was also €690 thousand), and (ii) variable remuneration of €870 thousand ($931.3) thousand) for 2022 compared to €893 thousand ($1,056 thousand) for 2021, representing a 3% decrease in Euros on a year-to-year basis.

The Compensation Committee approved (i) fixed remuneration of €690 thousand ($817 thousand) for the Chief Executive Officer for 2021 compared to €663 thousand ($757 thousand) for 2020, representing a 4% increase in Euros on a year-to-year basis, and (ii) variable remuneration of €893 thousand ($1,056 thousand) for 2021 compared to €873 thousand ($996 thousand) for 2020, representing a 2% increase in Euros on a year-to-year basis.

Pay Ratio Information

The average number of employees in the U.K. is below 250 employees. Following the U.K. pay ratio disclosure requirements, Atlantica is exempt from disclosing U.K. pay ratio-related information.

Relative Importance of Spend on Pay

The following table sets out the change in overall employee costs, directors’ compensation and dividends.

$ in Millions	2022	2021	Difference
Spend on Pay for All Employees	80.2	78.8	1.4
Total Remuneration of Directors	5.6	4.6	1.0
Total Remuneration of employees and directors	85.9	83.4	2.5
Dividends Paid	203.1	190.4	12.7

The Company has not made any share repurchases during 2022 or 2021.

The average number of employees in 2022 in Atlantica was 874 employees, compared to 655 employees in 2021. The $1.4 million increase in spend on pay and the increase in the average number of employees is mostly due to the internalization of the operation and maintenance activities at Kaxu and at part of our solar assets in Spain.

The increase in total remuneration of directors is mainly due to the vesting of the CEO’s stock units awarded under the LTIP 2019, the appointment of Mr. Hall to the Board in August 2022 and the fee received by Mr. Trisic since April 2022.

Termination Payments (Audited)

No termination payments were made to the Chief Executive Officer or any other director in 2022 nor 2021. The policy for termination payments is detailed under the section “Policy on payments for loss of office” of this report.

Statement of Implementation of Policy in 2022

The targets for bonuses are detailed under the section “Remuneration Policy” of this Directors’ Remuneration Report. The current policy was approved at our 2021 Annual General Meeting, held in May 2021.

For 2023, the bonus measures for the remuneration of the Chief Executive Officer, will focus on five areas: financial targets, capital allocation, ESG including health and safety, management of relationships with key shareholders and partners and, continued executive talent development.

This approach is intended to provide a balanced assessment on how the business has performed over the course of the year against stated objectives. Targets are aligned with the annual plan and strategic and operational priorities for the year.

For 2023 the bonus objectives are:

Percentage weight
CAFD (cash available for distribution) – Equal or higher than the CAFD budgeted in the 2023 budget	35%
Adjusted EBITDA– Equal or Higher than the Adjusted EBITDA budgeted in the 2023 budget	15%
Capital allocation management on a value accretive basis	20%
Achievement of ESG metrics including health and safety targets (Frequency with leave/ lost time index below 3.7 and General Frequnecy index below 9.5)	10%
Management of relationships with key shareholders and partners	10%
Continued executive talent development	10%

Remuneration Policy

The current policy was approved at our 2021 Annual General Meeting. Shareholders will be asked to approve amendments to the remuneration policy at our 2023 Annual General Meeting to be held in April 2023.

The changes to the policy consist of (1) extending to executive directors the vesting conditions of the LTIP currently applicable to the rest of executives, so that 33% of future awards granted under the LTIP will be subject to continuing employment and 67% of the award will be subject to continuing employment and achievement of a minimum 5% average annual TSR, (2) amending the performance measures applicable to the annual bonus, (3) approving a strategic review bonus and (4) updates to the change of control and delisting for future awards granted under the LTIP, and all past awards granted under the LTIP to executives participating in strategic review bonus, to reflect the assessment of performance conditions under such events.

Non-Executive Directors:

The Company’s policy is to compensate non-executive directors via cash or Deferred Restricted Share Units (“DRSUs”) for the time dedicated to promoting greater alignment of interests between directors and shareholders subject to a maximum total annual compensation for non-executive directors in aggregate of two million dollars. Once a year, the Compensation Committee reviews compensation practices for non-executive directors in similar companies and the skills and experience required and may propose an adjustment in the current compensation.

The DRSU plan provides a means for directors to accumulate a financial interest in the Company and to enhance Atlantica’s ability to attract and retain qualified individuals with the experience and ability to serve as directors. Pursuant to the DRSU Plan, the Company shall determine, and the directors shall agree, the percentage of their fees, starting on May 31, 2021, that shall be irrevocably substituted for the grant of Deferred Restricted Stock Units.

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

Executive Directors:

The policy for executive directors, only applicable to the Chief Executive Officer as the only executive director, is as follows:

Name of component	Description of component	How does this component support the company’s (or Group’s) short and long- term objectives?	What is the maximum that may be paid in respect of the component?	Framework used to assess performance
Salary/fees	Fixed remuneration payable monthly.	Helps to recruit and retain executive directors and forms the basis of a competitive remuneration package.	Maximum amount €800 thousand (approximately $850 thousand), may be increased by 5% per year. Salary levels for peers are considered.	Not applicable. No retention or clawback.
Benefits	Opportunity to join existing plans for employees but without any increase in remuneration.
Annual Bonus	Annual bonus is paid following the end of the financial year for performance over the year. There are no retention or forfeiture provisions.	Helps to offer a competitive remuneration package and align it with the Company’s objectives.	200% of base salary.	25%-50% of CAFD. 10-15% of Adjusted EBITDA. 40%-50% of other operational or qualitative objectives. No retention. Clawback policy.
Strategic Review Bonus	One-time bonus related to the strategic review process and payable upon closing of a potential strategic transaction as such term is defined by the Board of Directors.	Helps retain executive directors who are relevant for the success of the strategic review process.	110% of 2023 target annual remuneration (including fixed salary + target annual bonus).	Closing of a strategic transaction as such term is defined by the Board of Directors.
Long Term Incentive Awards	Restricted Stock Units subject to certain vesting periods and in part to minimum TSR.	Align executive directors and shareholders interests.	70% of target annual remuneration (including fixed salary + target annual bonus).
Restricted Stock Units granted after the approval of the proposed amendments to the Policy in 2023 subject to

- Continuing employment for 33% of the award and
- Continuing employment and achievement of a minimum 5% average annual TSR for 67% of the award. If the TSR performance condition has not been met during the vesting period, the participant’s Restricted Stock Units subject to minimum annual TSR condition will lapse on the vesting date.

Restricted Stock Units granted prior to the approval of the proposed amendments to the Policy in 2023 subject to
- Continuing employment and achievement of a minimum 5% average annual TSR for 100% of the award. If the TSR performance condition has not been met during the vesting period, the participant’s Restricted Stock Units will lapse in full on the vesting date.

Share units.
Clawback policy.

CAFD, Adjusted EBITDA and TSR have been selected as key parameters to measure the Company’s performance due to their importance for our shareholders. These measures are considered standard indicators of financial performance in our sector.

Clawback Policy

The Company has an incentive compensation recoupment, or clawback policy since 2021. The policy is aimed at allowing the Company to recover performance-based compensation for three years after short-term variable compensation and/or long-term compensation awards are granted. The clawback policy is applicable to all executives who participate in long term incentive arrangements.

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

Main terms of the LTIP after the approval of the proposed amendments to the Policy in 2023:

Main terms of the LTIP for awards granted to all Executives after the approval of the proposed amendments to the Policy in 2023
Nature
Conditions shall be based on:
-          Continuing employment (or other service relationship) for 33% of the award and
-          Continuing employment and achievement of a minimum 5% average annual TSR for 67% of the award.

Exercisability and Vesting Period
33% of the shares will vest on the third anniversary of the grant date and 67% of the shares will vest on the third anniversary of the grant date but only if the annual TSR has been at least a 5% yearly average over such 3-year period. If the TSR has not met such threshold during the period, the participant’s relevant Restricted Stock Units for the 67% portion will lapse on the vesting date.
The Company will decide at vesting if cash or shares are given as payment.

Ownership and Dividends
The participant will be entitled to receive, for each Restricted Stock Unit held, a payment equivalent to the amount of any dividend or distribution paid on one share between the grant date and the date on which the Restricted Stock Unit vests.

Main Terms of the LTIP before the approval of the proposed amendments to the policy in 2023:

Main Terms of the LTIP before the approval of the proposed amendments to the policy in 2023 – Restricted Stock Units
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
Exercisability and Vesting Period
33% of the shares will vest on the third anniversary of the grant date and 67% of the shares will vest on the third anniversary of the grant date but only if the annual TSR has been at least a 5% yearly average over such 3-year period. If the TSR has not met such threshold during the period, the participant’s relevant Restricted Stock Units for the 67% portion will lapse on the vesting date.
The Company will decide at vesting if cash or shares are given as payment.

The shares will vest on the third anniversary of the grant date but only if the annual TSR has been at least a 5% yearly average over such 3-year period. If the TSR has not met such threshold during the period, the participant’s relevant Restricted Stock Units will lapse on the vesting date.
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

Change of Control

If there is a change of control, all Awards granted under the LTIP after the approval of the amendments to the Policy in 2023 and all past awards granted under the LTIP to executives participating  in the  strategic review bonus shall vest based on the satisfaction of performance conditions as at the time of the change in control. All Awards granted to other employees prior to this shall vest in full on the date of the change in control. The participants must exercise their share options within a period of 30 days following receipt of a change of control notice from the Company without which, the options will lapse.

Delisting

If the Company is delisted, all outstanding Awards granted under the LTIP after the approval of the amendments to the Policy in 2023 and all past awards granted under the LTIP to executives participating in the strategic review bonus shall vest based on the satisfaction of performance conditions as at the time of delisting and will be settled in cash. All Awards granted to other employees prior to this shall vest in full on the date of delisting and will be settled in cash. The cash payment for Restricted Stock Units will be the last quoted share price of the Company and the cash payment for any outstanding share options will be the difference between the last quoted share price and the exercise price for the applicable option. Such cash payments will be made after applicable tax deductions within 30 days of the delisting.

One-Off Plan

The one-off plan grants Restricted Stock Units to certain members of the management and certain members of middle management1, consisting of approximately 25 managers including the Chief Executive Officer. The value of the award was defined as 50% of 2019 target remuneration (including salary and variable bonus). The share units vested over 3 years, one third each year starting in 2020, provided that the manager is still an employee of the Company. This was approved by shareholders at the 2019 Annual General Meeting. In 2022, the last third of stock units vested and the one-off plan ended.

Strategic review bonus

On February 21, 2023, Atlantica announced the initiation of a process to explore and evaluate potential strategic alternatives that may be available to Atlantica to maximize shareholder value. In connection to this process, the purpose of the strategic review bonus is to retain talent for certain positions in the organization which are relevant for the success of this process. The strategic review bonus applies to ten executives and the CEO. The value of the bonus is defined as 75% of the target annual remuneration for 2023 (including fixed  salary + target annual bonus for 2023) (110% in the case of the CEO) and will become payable upon closing of a potential strategic transaction, as such term is defined by the Board of Directors. In the case of the CEO, the strategic review bonus is subject to the approval of Shareholders at the Annual General Meeting to be held in April 2023.

1 Middle Management consists of employees who: (i) manage a specific area, (ii) supervise a group of employees, or (iii) are considered key personnel within the organization.

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

Chief Executive Officer Remuneration Policy

The Compensation Committee approved a fixed remuneration of €738 thousand ($790 thousand converted to U.S. dollars at the December 31, 2022 exchange rate, which is 1.07 $/€) for the Chief Executive Officer for 2023 a 7% increase versus 2022.

Total remuneration of the only executive director for a minimum, target and maximum performance in 2023 is presented in the chart below.

Assumptions made for each scenario are as follows:

Minimum:	Fixed remuneration only, assuming performance targets are not met for the annual bonus nor for the RSU and assuming no value for the options vesting in the year.
Target:
Fixed remuneration, plus half of target annual bonus and the LTIP vesting in 2023 at face value, using share price at grant date for units and option value at grant date for options, not including dividends, and assuming that the minimum annual TSR of at least a 5% yearly average over the 3-year period is met for the units.

Maximum:
Fixed remuneration, plus maximum annual bonus and LTIP vesting in 2023 at face value, using share price at grant date for units and option value at grant date for options not including dividends, and assuming that the minimum annual TSR of at least a 5% yearly average over the 3-year period is met for the units.

In addition, if we assume a 50% appreciation of the share price with respect to the grant date, maximum remuneration for 2022 including vesting long-term awards would be approximately $4,138 thousand. If we assume a 50% appreciation of the share price with respect to the December 31, 2022 share price, maximum remuneration for 2022 including vesting long-term awards would be approximately $3,959 thousand.

For 2023, the bonus measures for the remuneration of the Chief Executive Officer, will focus on five areas: financial targets, capital allocation, ESG including health and safety, management of relationships with key shareholders and partners, and continued executive talent development.

This approach is intended to provide a balanced assessment of how the business has performed over the course of the year against stated objectives. Targets are aligned with the annual plan and strategic and operational priorities for the year.

The CEO’s 2023 bonus objectives are disclosed under the section Annual Report on Remuneration.

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

Policy on Payments for Loss of Office

The Company has an agreement in-place with certain executives with strategic and key responsibilities in the Company (“Key Managers”), including the Chief Executive Officer, to protect the Company’s know-how and to ensure continuity in terms of attainment of business objectives, the policy approved by our shareholders at the 2019 Annual General Meeting, introduced certain termination payments to key executives, including the Chief Executive Officer.

No payments would be made to Key Managers for dismissal for breach of contract, breach of fiduciary duties or gross misconduct, determined (in the event of a dispute) by a court of competent jurisdiction to reach a final determination.

The Company agreed with Key Managers, including the CEO, the Company would make payments for loss of office or employment in addition to the severance payment under the prevailing labour and legal conditions in their contracts or countries where they are employed if they should leave (by loss of office or employment) the Company within 2 years of a change in control. The payment would represent six months of remuneration and will be adjusted to ensure that total payment including severance payment required under prevailing laws represent at least 12 months of remuneration (including salary, benefits, long term incentive plans and variable pay), but never more than 24 months of remuneration, unless required by local law.

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

Consideration of Employee Conditions Elsewhere

Our policy is to use external consultants to estimate market conditions for specific roles of a similar level in terms of fixed and variable remuneration and, as a general rule, based on a performance appraisal, set target remuneration within that market practice.

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

Statement of Consideration of Shareholder Views

There are no comments in respect of directors’ remuneration expressed to the Company by shareholders. The last Annual General Meeting was held in May 2022.

Summary of Policy for Non-Executive Directors

Name of component	How does the component support the company’s objective?	Operation	Maximum
Fees and/or Deferred Restricted Share Units (DRSU)	Attract and retain high-performing non-executive directors. Align interests of non-executive directors with interests of shareholders.
Reviewed annually by the Compensation Committee and Board.

The chair of the Board and the chair of each committee (except the Related Parties Committee) receive additional fees.

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
Annual total compensation for non-executive directors, in any case, the fees or DRSUs will not exceed two million dollars.
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

In addition, the directors may elect to receive compensation via a mix of cash and DRSUs. The DRSUs shall vest upon the date on which the director ceases to be a member of the Board due to a voluntary or involuntary separation from service. The director shall not have any rights of a shareholder unless and until the DRSUs vest and are settled by the issuance of shares (see further detail in the Current remuneration policy section above).

Directors and Key Management Compensation for 2022

$ thousand	2022	2021
Short-term employee benefits	3,917.2	5,098.4
LTIP Awards	4,639.8	2,140.2
One-off Awards	1,212.3	1,231.5
Post-employment benefits	-	-
Other long-term benefits	-	-
Termination benefits	-	-
Share-based payment	-	-
Total	9,769.3	8,470.1

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

Directors’ Shareholding

The following table includes information with respect to beneficial ownership of our ordinary shares as of December 31, 2022 by each of our current directors and executive officers, as well as their connected persons, in relation to any compensation paid and/or benefits granted by the Company.

Directors who do not receive remuneration from the Company are not required to comply with minimum share ownership requirements as they do not receive remuneration from the Company.

Name[1]	Number of Shares	Number of Deferred Restricted Share Units[2]	Number of Share Units[3] subject to performance measures	Investment Value ($000’s)[4]	Minimum Share Ownership Requirement	Compliance With Policy[5]	Number of Share Options Vested Unexercised[6]	Share Options Not Vested[7]
William Aziz	2,500	-	-	65	3 times annual compensation	On track	-	-
Debora Del Favero	-	2,608	-	68	3 times annual compensation	On track	-	-
Brenda Eprile	13,000	-	-	337	3 times annual compensation	On track	-	-
Michael Forsayeth	2,500	4,075	-	170	3 times annual compensation	On track	-	-
Edward Hall	1,500	-	-	39	3 times annual compensation	On track	-	-
Santiago Seage	117,491	-	105,868	5,785	6 times fixed compensation	✔	24,948	84,389
George Trisic	1,000	3,962	-	129	3 times annual compensation	On track	-	-
Michael Woollcombe	5,000	12,225	-	446	3 times annual compensation	On track	-	-

1	Mr. Banskota, non-independent, non-executive director, does not receive remuneration from the Company. Thus, he is not required to comply with minimum share ownership requirements.
2
The number of DRSUs includes accumulated cash dividend equivalent rights, corresponding to the amount of dividends paid for one share in the period between the DRSU effective date and December 31, 2022 and 2021, respectively, multiplied by the number of DRSU on that date and divided by the share price of $25.90 as of December 31, 2022. The director shall not have any rights of a shareholder unless and until the DRSUs vest and are settled by the issuance of shares and dividend equivalent rights will not be payable until the DRSUs vest.

3	Non-vested Share Units as of December 31, 2022. LTIP share units subject to 5% minimum Total Shareholder Return.
4	Assuming a share price of $25.90 as of December 31, 2022.
5
Mr. Aziz, Ms. Del Favero, Ms. Eprile, Mr. Forsayeth, Mr. Seage and Mr. Woollcombe have a 5-year window starting in May 2021 to comply with this policy. Mr. Hall and Mr. Trisic have a 5-year window starting in August and April 2022, respectively.

6	2021 share options (24,948) were underwater as of December 31, 2022.
7	Share options awarded in 2020 and 2021 under the LTIP (84,389). These share options have not vested as of December 31, 2022.

C.	Board Practices

Our Board of Directors consists of nine directors, six of whom are independent. Under our articles of association, our board may consist of 7 to 13 members. All the Board Committees are formed exclusively by independent directors. Additionally, our articles of association established an office term of up to 3 years or less, as decided by the Board. In December 2020, the Board decided to establish a 1-year term for all the directors. After this period, our board members are eligible for reelection by the Annual General Meeting.

Directors will not vote on matters that represent or could represent a conflict of interests. Directors affiliated with Algonquin do not vote on matters that represent or could represent a conflict of interests, including the evaluation of assets offered to us under the ROFO Agreements. See “Item 7.B—Related Party Transactions—Procedures for Review, Approval and Ratification of Related Party Transactions; Conflicts of Interest.”

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

Name	Position
William Aziz	Member
Brenda Eprile	Chair
Michael Forsayeth	Member

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

Compensation Committee

Our Compensation Committee comprises the following two members, each of whom is an independent director.

Name	Position
William Aziz	Chair
Debora Del Favero	Member
Edward C. Hall	Member

The duties and functions of our Compensation Committee include, among others, analyze, discuss and make recommendations to the Board of Directors regarding the setting of the remuneration policy for all directors as well as senior management, including pension rights and any compensation. The committee meets at least twice a year at appropriate intervals in the financial reporting and audit cycle and otherwise as required. The committee informs and makes proposals to the Board of Directors. Mr. Hall was appointed as a member of the Compensation Committee on February 3, 2023.

Related Party Transactions Committee

Our Related Party Transactions Committee comprises the following three members, each of whom is an independent director:

Name	Position
William Aziz	Member
Brenda Eprile	Member
Michael Forsayeth	Chair

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

The Related Party Transactions Committee shall meet at such times as required and where it considers appropriate. The Related Party Transactions Committee will report to the Board of Directors on the decisions and recommendations made by the committee, including, but not limited to, any conflict of interest and any procedure to manage such conflict of interest.

D.	Employees

The following table shows the number of employees as of December 31, 2022, 2021 and 2020, on a consolidated basis:

	Year ended December 31,
Geography	2022	2021	2020
North America	312	308	243
South America	93	68	51
EMEA	443	166	55
Corporate	130	115	107
Total	978	658	456

The increase in the number of employees was mainly due to the internalization of the operation and maintenance services at Kaxu and in some of our solar assets in Spain in 2022.

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

On February 26, 2021, the Board of Directors adopted minimum share ownership guidelines for directors receiving remuneration from the Company and for the executives participating in the LTIP to further align, executive and shareholder interests. Directors and executives subject to these guidelines shall achieve, within a period of five years, a minimum share ownership in the Company. In calculating the value of shares owned, shares that are issuable pursuant to the LTIP and Deferred Restricted Shares Units Plan (DRSU) vested and non-vested, are counted. Directors receiving remuneration and executives participating in the LTIP shall achieve a minimum share ownership in the Company equal in value to:

-	Non-executive directors receiving remuneration from the Company: 3 times their annual compensation;
-	Chief Executive Officer: 6 times his fixed compensation;
-	Chief Financial Officer: 3 times his fixed compensation; and
-	Other executives: 2 times their fixed compensation.

The directors receiving remuneration from the Company and executives have a 2-year window to amend non-compliances with the minimum share ownership requirements derived from a stock price decrease.

The directors not receiving remuneration from the Company are not required to comply with minimum share ownership requirements.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

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

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. It includes the sole or shared power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this annual report, including through the exercise of any option or other right and the vesting of restricted shares. These shares, however, are not included in the computation of the percentage ownership of any other person. The calculations of percentage ownership in the table below is based on 116,153,273 ordinary shares outstanding as of the date of this annual report.

Name	Ordinary Shares Beneficially Owned	Deferred Restricted Share Units (2)	Shares Units (3)	Percentage
Directors and Officers
William Aziz	2,500	-	-	-
Debora Del Favero	-	2,608	-	-
Brenda Eprile	13,000	-	-	-
Michael Forsayeth	2,500	4,075	-	-
Edward C. Hall	1,500	-	-	-
Santiago Seage	117,491	-	105,868	-
George Trisic	1,000	3,962	-	-
Michael Woollcombe	5,000	12,225	-	-

5% Beneficial Owner
Algonquin (AY Holdco) B.V. (1)	48,962,925	-	-	42.2%

(1)
This information is based on the Schedule 13D filed on May 10, 2022 by Algonquin Power & Utilities Corp., a corporation incorporated under the laws of Canada, Algonquin (AY Holdco) B.V., a corporation incorporated under the laws of the Netherlands, and Liberty (AY Holdings) B.V., a corporation incorporated under the laws of the Netherlands and our outstanding shares as of December 31, 2022.

(2)
The number of DRSUs includes accumulated cash dividend equivalent rights, corresponding to the amount of dividends paid for one share in the period between the DRSU effective date and December 31, 2022 and 2021, respectively, multiplied by the number of DRSU on that date and divided by the share price of $25.90 as of December 31, 2022. The director shall not have any rights of a shareholder unless and until the DRSUs vest and are settled by the issuance of shares and dividend equivalent rights will not be payable until the DRSUs vest.

(3)	Non-vested Share Units as of December 31, 2022. LTIP share units subject to 5% minimum Total Shareholder Return.

We have one class of ordinary shares, and each holder of our ordinary shares is entitled to one vote per share.

As of the date of this annual report, 116,153,273 of our ordinary shares were outstanding. Because some of our ordinary shares are held by brokers and other nominees, the number of shares held by and the number of beneficial holders with addresses in the United States is not fully ascertainable. As of the date of this annual report, to the best of our knowledge, one of our shareholders of record was located in the United States and held in the aggregate 108,649,817 ordinary shares representing approximately 93.5% of our outstanding shares. However, the United States shareholders of record include Cede & Co., which, as nominee for The Depositary Trust Company, is the record holder of all such ordinary shares. Accordingly, we believe that the shares held by Cede & Co. include ordinary shares beneficially owned by both United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.	Related Party Transactions

Procedures for Review, Approval and Ratification of Related Party Transactions; Conflicts of Interest

Our policy for the review, approval and ratification of related party transactions was updated and approved by the Board of Directors on February 28, 2018. Our policy requires that all transactions with related parties are subject to approval or ratification in accordance with the procedures set forth in the policy by the non-conflicted directors at the Board of Directors. With respect of any transaction with Liberty GES and Algonquin or its affiliates (other than our subsidiaries), including transactions pursuant to the ROFO Agreements, the Related Party Transactions Committee is required to review all of the relevant facts and circumstances and report its conclusions to the board. A majority of non-conflicted directors are required to either approve or disapprove of the entry into the transaction. In determining whether to approve or ratify a transaction with Liberty GES or Algonquin, the directors unaffiliated with such entity are to consider, among other factors they may deem appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of Liberty GES’ or Algonquin’s interest in the transaction. Our Related Party Transactions Policy is available on our website at www.atlantica.com.

Arrangements for Change in Control of the Company

On May 9, 2019, Algonquin, Liberty GES and the Company entered into the Enhanced Cooperation Agreement, and on May 17, 2019, Algonquin and the Company entered into a subscription agreement pursuant to which, among other things, the Company agreed to permit Algonquin to acquire, and Algonquin agreed to purchase, 1,384,402 ordinary shares, which were fully subscribed and paid by Algonquin. After giving effect to such purchase, Algonquin was the beneficial owner of 42,942,065 ordinary shares, representing approximately 42.3% of the issued and outstanding ordinary shares. Additionally, Algonquin purchased 4,020,860 ordinary shares of the Company in a private placement, which closed on January 7, 2021, which represents the pro-rata number of shares required to maintain their previous equity ownership in the Company. On August 3, 2021, we established an “at-the-market program” (the “ATM”) and on the same date we entered into the ATM Plan Letter Agreement with Algonquin, pursuant to which we will offer Algonquin the right but not the obligation, on a quarterly basis, to purchase a number of ordinary shares to maintain its percentage interest in Atlantica (see —ATM Plan Letter Agreement below). As of the date of this annual report Algonquin is the beneficial owner of 48,962,925 ordinary shares, representing 42.2% of the issued and outstanding ordinary shares.

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

Additionally, in July 2021 we acquired from Algonquin two solar projects which were under development at that time, La Tolua and Tierra Linda, where we recently ended construction.

Given the fact that in the last five years we have only closed these acquisitions under the ROFO Agreements and given that to the best of our knowledge Algonquin’s pipeline outside Canada and the U.S. is limited, we do not currently expect these ROFO Agreements to be a material source of growth for us going forward.

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

Dividend Distributions

We agreed that each of Liberty GES and Algonquin may terminate the Shareholders Agreement with respect to itself and its affiliates if, among others, our Board of Directors confirms a dividend payment objective that is lower than 80% of the cash available for distribution or our Board of Directors does not confirm any dividend payment objective at least once during any period of more than 14 consecutive months.

As of December 31, 2022, our dividend payout objective was 80%. This objective can be modified by our Board of Directors in the future.

Pre-emption right

Liberty GES and Algonquin may subscribe in cash for (i) up to 100% of our ordinary shares if the purpose of the issuance is to fund our acquisition of assets under the ROFO Agreements; and (ii) up to 66% of our ordinary shares if the purpose of the issuance is to fund our acquisition of assets under the Liberty GES ROFO Agreement. If we issue ordinary shares for any other purpose, Liberty GES and Algonquin may subscribe in cash for ordinary shares in the amount pro rata to such Liberty GES’ and Algonquin’s aggregate holding of voting rights.

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

As described under “—Dividend Distributions” above, each of Liberty GES and Algonquin may terminate the Shareholders Agreement with respect to itself and its affiliates if, among others, our Board of Directors confirms a dividend payment objective that is lower than 80% of the cash available for distribution.

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

Code of Conduct

We have adopted a code of conduct applicable to all directors, officers and employees of Atlantica and our subsidiaries. The Code of Conduct is available on our website at www.atlantica.com, is communicated to all employees and is reviewed at least annually. All employees acknowledge and sign the Code of Conduct annually.

U.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

U.	Consolidated Statements and Other Financial Information.

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
The table below included our historical quarterly dividends since the beginning of 2020:

Declared	Record	Payable	Amount ($) per share
February 28, 2023	March 14, 2023	March 25, 2023	0.445
November 8, 2022	November 30, 2022	December 15, 2022	0.445
August 2, 2022	August 31, 2022	September 15, 2022	0.445
May 5, 2022	May 31, 2022	June 15, 2022	0.44
February 25, 2022	March 14, 2022	March 25, 2022	0.44
November 9, 2021	November 30, 2021	December 15, 2021	0.435
July 30, 2021	August 31, 2021	September 15, 2021	0.43
May 4, 2021	May 31, 2021	June 15, 2021	0.43
February 26, 2021	March 12, 2021	March 22, 2021	0.42
November 4, 2020	November 30, 2020	December 15, 2020	0.42
July 31, 2020	August 31, 2020	September 15, 2020	0.42
May 6, 2020	June 1, 2020	June 15, 2020	0.41
February 26, 2020	March 12, 2020	March 23, 2020	0.41

We declared our first quarterly dividend in November 2014 and paid it on December 15, 2014. Recently, on February 28, 2023, our Board of Directors approved a dividend of $0.445 per share corresponding to the fourth quarter of 2022, which is expected to be paid on March 25, 2023.

We intend to distribute a significant portion of our cash available for distribution as dividend, after considering the cash available for distribution that we expect our assets will be able to generate, less reserves for the prudent conduct of our business, on an annual basis. We intend to distribute a quarterly dividend to shareholders. We intend to grow our business via organic growth through the optimization of the existing portfolio and through investments, development and construction of new assets and acquisitions. We believe this will facilitate the growth of our cash available for distribution and enable us to increase our dividend per share over time. However, the determination of the amount of cash dividends to be paid to holders of our shares will be made by our Board of Directors and will depend upon our financial condition, results of operations, cash flow, long-term prospects and any other matters that our Board of Directors deem relevant. Our Board of Directors may, by resolution, amend the cash dividend policy at any time.

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

•
Additionally, indebtedness we have incurred under the Green Senior Notes, the Note Issuance Facility 2020, the 2020 Green Private Placement and the Revolving Credit Facility contain, among other covenants, certain financial incurrence and maintenance covenants, as applicable. See “Item 5.B— Operating and Financial Review and Prospects—Liquidity and Capital Resources—Corporate debt agreements.”

•
We and our Board of Directors have the authority to establish cash reserves for the prudent conduct of our business and for future cash dividends to our shareholders, and the establishment of or increase in those reserves could result in a reduction in cash dividends from levels we currently anticipate pursuant to our stated cash dividend policy. These reserves may account for the fact that our project-level cash flows may vary from year to year based on, among other things, changes in the operating performance of our assets, operational costs, capital expenditures required in the assets, collections from our off-takers, electricity market prices, compliance with the terms of project debt including debt repayment schedules and cash reserve accounts requirements, compliance with the terms of corporate debt, compliance with all the applicable laws and regulations and working capital requirements. Our Board of Directors may increase reserves to account for the seasonality that has historically existed in our assets’ cash flows and the variances in the pattern and frequency of distributions to us from our assets during the year.

•
We may lack sufficient cash to pay dividends to our shareholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors, including low availability, low production, low electricity prices in our assets with exposure to merchant revenues, unexpected operating interruptions, legal liabilities, costs associated with governmental regulation, changes in governmental subsidies, delays in collections from our off-takers, changes in regulation, as well as increases in our operating and/or general and administrative expenses, maintenance capital expenditures, principal and interest payments on our and our subsidiaries’ outstanding debt, income tax expenses, inability to upstream cash from subsidiaries or to do it in an efficient manner, working capital requirements or anticipated cash needs at our project-level subsidiaries. See “Item 3.D—Risk Factors” for more information on the risks to which our business is subject.

•	We may pay cash to our shareholders via capital reduction in lieu of dividends in some years.

•
Our project companies’ cash distributions to us (in the form of dividends or other forms of cash distributions such as shareholder loan repayments) and, as a result, our ability to pay or grow our dividends, are dependent upon the performance of our subsidiaries and their ability to distribute cash to us. The ability of our project-level subsidiaries to make cash distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable corporation laws and other laws and regulations

•
Our Board of Directors may, by resolution, amend the cash dividend policy at any time. Our Board of Directors may elect to change the amount of dividends, suspend any dividend or decide to pay no dividends even if there is ample cash available for distribution.

Our Ability to Grow our Business and Dividend

We intend to grow our business via organic growth through the optimization of the existing portfolio, repowering, hybridization with other technologies, expansion of our current assets and through investments in development and construction of new assets, as well as and acquisitions of new assets. We believe this will facilitate the growth of our cash available for distribution and enable us to increase our dividend per share over time.

Our policy is to distribute a significant portion of our cash available for distribution as a dividend. We expect we will rely primarily upon external financing sources, including commercial bank borrowings and issuances of debt and equity securities in capital markets, to fund any future growth capital expenditures. To the extent we are unable to finance growth externally, our cash dividend policy could significantly impair our ability to grow because we do not currently intend to reserve a substantial amount of cash generated from operations to fund growth opportunities. If external financing is not available to us on acceptable terms, our Board of Directors may decide to finance investments with cash from operations, which would reduce or impair our ability to pay dividends to our shareholders. Our Board of Directors may also decide to finance our investments with cash generated from operations to increase the capital dedicated to finance development, construction and acquisition of new assets and foster our growth.

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

Not applicable

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

Material UK Tax Considerations

The following is a general summary of material UK tax considerations relating to the ownership and disposal of our shares. The comments set out below are based on current UK tax law as applied in England and Wales and HM Revenue & Customs, or HMRC, published practice (which may not be binding on HMRC) as at the date of this summary, both of which are subject to change, possibly with retrospective effect. They are intended as a general guide and, save where expressly stated otherwise apply to you only if you are a “U.S. Holder” (as defined in the section below entitled “—U.S. Federal Income Tax Considerations”) and if:

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

This summary does not address all possible tax consequences relating to an investment in the shares and is written on the basis that we do not (and will not) directly or indirectly derive 75% or more of our qualifying asset value from U.K. land. Certain categories of shareholders, including those falling outside the category described above, those carrying on certain financial activities, those subject to specific tax regimes or benefitting from certain reliefs or exemptions, those connected with us and those for whom the shares are employment-related securities may be subject to special rules and this summary does not apply to such shareholders and any general statements made in this disclosure do not take them into account.

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

Instruments transferring our shares will generally be subject to stamp duty at the rate of 0.5% of the consideration given for the transfer (or, in certain circumstances and if it is higher, the market value of our shares to be transferred by the relevant instrument) rounded up to the next £5. The purchaser normally pays the stamp duty.

If a duly stamped transfer completing an agreement to transfer is produced within six years of the date on which the agreement is made (or, if the agreement is conditional, the date on which the agreement becomes unconditional) any SDRT already paid is generally repayable, normally with interest, and any SDRT charge yet to be paid is cancelled.

Depositary Receipt Systems and Clearance Services

Following the Court of Justice of the European Union’s decision in C-569/07 HSBC Holdings Plc, Vidacos Nominees Limited v The Commissioners of His Majesty’s Revenue & Customs and the First-tier Tax Tribunal decision in HSBC Holdings Plc and The Bank of New York Mellon Corporation v. The Commissioners of His Majesty’s Revenue & Customs, HMRC has published guidance stating that 1.5% SDRT is no longer payable when new shares are issued to a clearance service or depositary receipt system. HMRC’s published guidance confirms that this remains HMRC’s position following the transition period which expired on December 31, 2020 after the withdrawal of the United Kingdom from the EU.

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

Except in relation to clearance services that have made and maintained an election under Section 97A(1) of the Finance Act of 1986 (to which the special rules outlined below apply), no stamp duty or SDRT is payable in respect of transfers or agreements to transfer within clearance services or depositary receipt systems. Accordingly, no stamp duty or SDRT should, in practice, be required to be paid in respect of transfers or agreements to transfer our shares within the facilities of The Depository Trust Company, or DTC.

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

U.S. Federal Income Tax Considerations

The following is a summary of the U.S. federal income tax considerations generally applicable to the ownership and disposition of shares by U.S. Holders (as defined below). Unless otherwise noted, this summary addresses only U.S. Holders that hold shares as capital assets (generally, property held for investment) for U.S. federal income tax purposes. This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder (“Regulations”), judicial decisions, administrative pronouncements, and other relevant applicable authorities, all as of the date hereof and all of which are subject to change or differing interpretations, possibly with retroactive effect.

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

Taxation of distributions on the shares

The gross amount of any distributions received by a U.S. Holder on shares will generally be subject to tax as dividends to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes),and will be includible in the gross income of a U.S. Holder on the day actually or constructively received. Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code. The following discussion assumes that any dividends will be paid in U.S. dollars. We intend to calculate our earnings and profits in accordance with U.S. federal income tax principles. If distributions exceed our current and accumulated earnings and profits, such excess distributions will generally constitute a return of capital to the extent of a U.S. Holder’s tax basis in its shares and will result in a reduction of such tax basis. To the extent such excess exceeds a U.S. Holder’s tax basis in its shares, such excess will generally be subject to tax as capital gain.

Individuals and other non-corporate U.S. Holders of shares may be eligible for reduced rates of taxation if the dividends are “qualified dividend income.” Distributions received by a U.S. Holder on shares will generally be qualified dividend income if: (i) the shares on which the distribution are paid are readily tradable on an established securities market in the United States (such as NASDAQ Global Select Market, where our shares are listed), (ii) certain holding period requirements are satisfied, and (iii) we are not classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. As discussed below under “—Passive foreign investment company rules,” although there can be no assurance that we were not and will not be considered a PFIC for any taxable year, we do not believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended December 31, 2022, and do not anticipate becoming a PFIC for the current taxable year or in any future taxable year. There can be no assurance, moreover, that the shares will be considered readily tradable on an established securities market in the current year or in future years. Individuals and other non-corporate U.S. Holders should consult their tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at these favorable rates.

Dividends on the shares will generally be treated as income from sources outside the United States and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our common shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the U.S. foreign tax credit are complex and the application thereof depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit in their particular circumstances.

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

Based on our income and assets, and the value of our shares, we do not believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended December 31, 2022, and do not anticipate becoming a PFIC for the current taxable year or in any future taxable year. Nevertheless, because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and assets, there can be no assurance that we were not a PFIC for the taxable year ended December 31, 2022, or will not be a PFIC for the current taxable year or in any future taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash, our risk of becoming classified as a PFIC may substantially increase. In addition, because we have valued our goodwill based on the market value of our shares, a decrease in the market value of our shares may also result in our becoming a PFIC.

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

•
amounts allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be subject to tax as ordinary income; and

•
amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

If we are a PFIC for any taxable year during which a U.S. Holder holds shares and any of our non-U.S. affiliated entities are also PFICs, such holder will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. affiliate classified as a PFIC for purposes of the application of these rules.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the second preceding paragraph. If a U.S. Holder makes a valid mark-to-market election for the shares, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the shares as of the close of such holder’s taxable year over such holder’s adjusted basis in such shares. The U.S. Holder is allowed a deduction for the excess, if any, of such holder’s adjusted basis in the shares over their fair market value as of the close of the taxable year. Deductions are allowable, however, only to the extent of any net mark-to-market gains on the shares included in the U.S. Holder’s income for prior taxable years. Amounts included in the U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the shares, as well as to any loss realized on the actual sale or disposition of the shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included in income with respect to such shares. The U.S. Holder’s basis in the shares will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes such a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate for qualified dividend income would not apply). If a U.S. Holder makes a valid mark-to-market election, and we subsequently cease to be classified as a PFIC, such holder will not be required to take into account the mark-to-market income or loss described above during any period that we are not classified as a PFIC.

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

Our activities are undertaken through our segments and are exposed to market risks that include foreign exchange risk, interest rate risk, credit risk, liquidity risk, electricity price risk and country risk. Our objective is to protect Atlantica  against material economic exposures and variability of results from those risks. Risk is managed by our Risk Management and Finance Departments in accordance with mandatory internal management rules. The internal management rules provide written policies for the management of overall risk, as well as for specific areas, such as foreign exchange rate risk, interest rate risk, credit risk and liquidity risk, among others. Our internal management policies also define the use of hedging instruments and derivatives and the investment of excess cash. We use swaps and options on interest rates and foreign exchange rates to manage certain of our risks. None of the derivative contracts signed has an unlimited loss exposure.

The following table outlines Atlantica´s market risks and how they are managed:

Market Risk	Description of Risk	Management of Risk
Foreign exchange risk
We are exposed to foreign currency risk – including Euro, Canadian dollar, South African rand,  Colombian peso and Uraguayan peso – related to operations and certain foreign currency debt.

Our presentation currency and the functional currency of most of our subsidiaries is the U.S. dollar, as most of our revenue and expenses are denominated or linked to U.S. dollars.

All our companies located in North America, with the exception of Calgary, whose revenue is in Canadian dollars, and most of our companies in South America have their revenue and financing contracts signed in or indexed totally or partially to U.S. dollars. Our solar power plants in Europe have their revenue and expenses denominated in euros; Kaxu, our solar plant in South Africa, has its revenue and expenses denominated in South African rand, La Sierpe, La Tolua and Tierra Linda, our solar plants in Colombia, have their revenue and expenses denominated in Colombian pesos and Albisu, our solar plant in Uruguay, has its revenue denominated in Uruguayan pesos, with a maximum and a minimum price in US dollars in the case of Uruguayan peso.

The main cash flows in our subsidiaries are cash collections arising from long-term contracts with clients and debt payments arising from project finance repayment. Project financing is typically denominated in the same currency as that of the contracted revenue agreement, which limits our exposure to foreign exchange risk. In addition, we maintain part of our corporate general and administrative expenses and part of our corporate debt in euros which creates a natural hedge for the distributions we receive from our assets in Europe.

To further mitigate this exposure, our strategy is to hedge cash distributions from our assets in Europe. We hedge the exchange rate for the net distributions in euros (after deducting interest payments and general and administrative expenses in euros). Through currency options, we have hedged 100% of our euro-denominated net exposure for the next 12 months and 75% of our euro-denominated net exposure for the following 12 months. We expect to continue with this hedging strategy on a rolling basis. The difference between the euro/U.S. dollar hedged rate for the year 2023 and the current rate reduced by 5% would create a negative impact on cash available for distribution of approximately $5.5 million. This amount has been calculated as the average net euro exposure expected for the years 2023 to 2026 multiplied by the difference between the average hedged euro /U.S. dollar rate for 2023 and the euro/U.S. dollar rate as of the date of this annual report reduced by 5%.

Although we hedge cash-flows in euros, fluctuations in the value of the euro in relation to the U.S. dollar may affect our operating results. For example, revenue in euro-denominated companies could decrease when translated to U.S. dollars at the average foreign exchange rate solely due to a decrease in the average foreign exchange rate, in spite of revenue in the original currency being stable. Fluctuations in the value of the South African rand, the Colombian peso and the Uruguayan Peso with respect to the U.S. dollar may also affect our operating results. Apart from the impact of these translation differences, the exposure of our income statement to fluctuations of foreign currencies is limited, as the financing of projects is typically denominated in the same currency as that of the contracted revenue agreement.

Interest rate risk
We are exposed to interest rate risk on our variable-rate debt.

Interest rate risk arises mainly from our financial liabilities at variable interest rate (less than 10% of our consolidated debt).

The most significant impact on our Annual Consolidated Financial Statements related to interest rates corresponds to the potential impact of changes in EURIBOR, SOFR or LIBOR on the debt with interest rates based on these reference rates and on derivative positions.

In relation to our interest rate swaps positions, an increase in EURIBOR, SOFR or LIBOR above the contracted fixed interest rate would create an increase in our financial expense which would be positively mitigated by our hedges, reducing our financial expense to our contracted fixed interest rate. However, an increase in EURIBOR, SOFR or LIBOR that does not exceed the contracted fixed interest rate would not be offset by our derivative position and would result in a stable net expense recognized in our consolidated income statement.
In relation to our interest rate options positions, an increase in EURIBOR, SOFR or LIBOR above the strike price would result in higher interest expenses, which would be positively mitigated by our hedges, reducing our financial expense to our capped interest rate. However, an increase in these rates of reference below the strike price would result in higher interest expenses.

Our assets largely consist of long duration physical assets, and financial liabilities consist primarily of long-term fixed-rate debt or floating-rate debt that has been swapped to fixed rates with interest rate financial instruments to minimize the exposure to interest rate fluctuations.

We use interest rate swaps and interest rate options (caps) to mitigate interest rate risk. As of December 31, 2022, approximately 92% of our project debt and approximately 96% of our corporate debt either has fixed interest rates or has been hedged with swaps or caps. Our revolving credit facility has variable interest rates and is not hedged as further described in “Item 5.B— Operating and Financial Review and Prospects— Liquidity and Capital Resources— Corporate debt agreements —Revolving Credit Facility”;

In the event that EURIBOR, SOFR and LIBOR had risen by 25 basis points as of December 31, 2022, with the rest of the variables remaining constant, the effect in the consolidated income statement would have been a loss of $1.3 million (a loss of $2.5 million in 2021 and a loss of $2.9 million in 2020) and an increase in hedging reserves of $18.4 million ($22.4 million increase in 2021 and $22.1 million increase in 2020). The increase in hedging reserves would be mainly due to an increase in the fair value of interest rate swaps designated as hedges.

Credit Risk
We are exposed to credit risk mainly from operating activities, the maximum exposure of which is represented by the carrying amounts reported in the statements of financial position. We are exposed to credit risk if counterparties to our contracts, trade receivables, interest rate swaps, foreign exchange hedge contracts are unable to meet their obligations.

The credit rating of Eskom is currently CCC+ from S&P , Caa1 from Moody’s and B from Fitch. Eskom is the off-taker of our Kaxu solar plant, a state-owned, limited liability company, wholly owned by the Republic of South Africa.

In addition, Pemex’s credit rating is currently BBB from S&P, B1 from Moody’s and BB- from Fitch. We have experienced delays in collections in the past, especially since the second half of 2019, which have been significant in certain quarters. As of December 31, 2022 these delays were shorter than in previous quarters.

The diversification by geography and business sector helps to diversify credit risk exposure by diluting our exposure to a single client.

In the case of Kaxu, Eskom’s payment guarantees to our Kaxu solar plant are underwritten by the South African Department of Mineral Resources and Energy, under the terms of an implementation agreement. The credit ratings of the Republic of South Africa as of the date of this annual report are BB-/Ba2/BB- by S&P, Moody’s and Fitch, respectively.

In the case of Pemex, during 2022 we have maintained a pro-active approach including fluent dialogue with our client.

Liquidity risk
We are exposed to liquidity risk for financial liabilities.

Our liquidity at the corporate level depends on distribution from the project level entities, most of which have project debt in place. Distributions are generally subject to the compliance with covenants and other conditions under our project finance agreements.

The objective of our financing and liquidity policy is to ensure that we maintain sufficient funds to meet our financial obligations as they fall due.

Project finance borrowing permits us to finance projects through project debt and thereby insulate the rest of our assets from such credit exposure. We incur project finance debt on a project-by-project basis or by groups of projects. The repayment profile of each project is established based on the projected cash flow generation of the business. This ensures that sufficient financing is available to meet deadlines and maturities, which mitigates the liquidity risk. In addition, we maintain a periodic communication with our lenders and regular monitoring of debt covenants and minimum ratios.

As of December 31, 2022, we had $445.9 million liquidity at the corporate level, comprised of $60.8 million of cash on hand at the corporate level and $385.1 million available under our Revolving Credit Facility.

We believe that the Company’s liquidity position, cash flows from operations and availability under our revolving credit facility will be adequate to meet the Company’s financial commitments and debt obligations; growth, operating and maintenance capital expenditures; and dividend distributions to shareholders. Management continues to regularly monitor the Company’s ability to finance the needs of its operating, financing and investing activities within the guidelines of prudent balance sheet management.

Electricity price risk
We currently have three assets with merchant revenues (Chile PV 1 and Chile PV 3, where we have a 35% ownership, and Lone Star II, where we have a 49% ownership) and one asset with partially contracted revenues (Chile PV 2, where we have a 35% ownership). In addition, in several of the jurisdictions in which we operate including Spain, Chile and Italy we are exposed to remuneration schemes which contain both regulated incentives and market price components. In such jurisdictions, the regulated incentive or the contracted component may not fully compensate for fluctuations in the market price component, and, consequently, total remuneration may be volatile.

In addition, operating costs in certain of our existing or future projects depend to some extent on market prices of electricity used for self-consumption and, to a lower extent, on market prices of natural gas. In Spain, for example, operating costs have increased during 2021 and 2022 as a result of the increase in the price of electricity and natural gas.

We manage our exposure to electricity price risk by ensuring that most of our revenues are not exposed to fluctuations in electricity prices. As of December 31, 2022, assets with merchant exposure represent less than a 2%[9] of our portfolio in terms of Adjusted EBITDA. Regarding regulated assets with exposure to electricity market prices, these assets have the right to receive a “reasonable rate of return” (see “Item 4—Information on the Company— Regulation”). As a result, fluctuations in market prices may cause volatility in results of operations and cash flows, but it should not affect the net value of these assets.

9 Calculated as a percentage of our Adjusted EBITDA in 2022.

Country risk	We consider that Algeria and South Africa, which represent a small portion of the portfolio in terms of cash available for distribution, are the geographies with a higher political risk profile.
Most of the countries in which we have operations are OECD countries.

In 2019, we entered into a political risk insurance agreement with the Multinational Investment Guarantee Agency for Kaxu. The insurance provides protection for breach of contract up to $58.0 million in the event the South African Department of Mineral Resources and Energy does not comply with its obligations as guarantor. We also have a political risk insurance in place for two of our assets in Algeria for up to $37.2 million, including two years dividend coverage. These insurance policies do not cover credit risk.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15 (e) under the Exchange Act) as of December 31, 2022. There are inherent limitations to the effectiveness of any control system, including disclosure controls and procedures.

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

In accordance with guidance issued by the SEC, companies are permitted to exclude acquisitions from their annual assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred.

Our management’s evaluation of internal control over financial reporting excluded the internal control activities of the businesses acquired in 2022 (Chile TL 4, Chile PV 3, Italy PV 4, Rioglass Servicios and Atlantica South Africa Operations) in accordance with the general guidance issued by the Staff of the SEC. These businesses represented 1.0% of consolidated net assets and 0.6% of the Company’s consolidated revenues as of and for the year ended December 31, 2022.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013). Based on this assessment, management concluded that, as of December 31, 2022, its internal control over financial reporting was effective based on those criteria.

Our internal control over financial reporting as of December 31, 2022, has been audited by Ernst & Young S.L., an independent registered public accounting firm, as stated in their report which follows below.

(c)	Attestation Report of the Independent Registered Public Accounting Firm

The report of Ernst & Young , S.L., our Independent Registered Public Accounting Firm (“EY”), on our internal control over financial reporting is included herein at page F-2 of our Annual Consolidated Financial Statements.

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

See “Item 6.C.—Board Practices—Audit Committee.” Our Board of Directors has determined that the three members of the Audit Committee, Mr. William Aziz, Ms. Brenda Eprile and Mr. Michael Forsayeth qualify as “audit committee financial experts” under applicable SEC rules.

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

The following table provides information on the aggregate fees billed by our principal accountants, Ernst & Young, S.L. classified by type of service rendered in 2022:

	EY	Other Auditors	Total
	($ in thousands)
Audit Fees	1,643	295	1,938
Audit-Related Fees	422	-	422
Tax Fees	502	-	502
Total	2,567	295	2,862

The following table provides information on the aggregate fees billed by our principal accountants, EY classified by type of service rendered in 2021:

	EY	Other Auditors	Total
	($ in thousands)
Audit Fees	1,571	289	1,860
Audit-Related Fees	651	-	651
Tax Fees	633	-	633
Total	2,855	289	3,144

“Audit Fees” are the aggregate fees billed for professional services in connection with the audit of our Annual Consolidated Financial Statements, quarterly reviews of our interim financial statements and statutory audits of our subsidiaries’ financial statements under the rules of England and Wales and the countries in which our subsidiaries are organized.

“Audit-Related Fees” include fees charged for services that can only be provided by our auditor, such as consents and comfort letters of non-recurring transactions, assurance and related services that are reasonably related to the performance of the audit or review of our financial statements. Fees paid during 2022 and 2021 related to comfort letters and consents required for capital market transactions of our largest shareholder are also included in this category ($204 thousand and $272 thousand in 2022 and 2021 respectively). These fees were re-invoiced and paid by our largest shareholder.

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
1.1
Amended and restated Articles of Association of Atlantica Sustainable Infrastructure plc (incorporated by reference from Exhibit 3.1 to Atlantica Sustainable Infrastructure plc’s (formerly known as Atlantica Yield plc) Form 6-K, as amended, filed with the SEC on May 21, 2018 – SEC File No. 001-36487).

2.1
Description of Securities Registered under Section 12 of the Exchange Act (incorporated by reference from Exhibit 2.1 to Atlantica Sustainable Infrastructure plc’s Form 20-F, as amended, filed with the SEC on February 28, 2022 – SEC File No. 001-36487).

4.1
Credit and Guaranty Agreement dated May 10, 2018 (incorporated by reference from Exhibit 99.1 from Atlantica Sustainable Infrastructure plc’s Form 6-K filed with the SEC on September 5, 2018– SEC File No. 001-36487).

4.2
First Amendment and Joinder to Credit and Guaranty Agreement, dated January 24, 2019 (incorporated by reference from Exhibit 4.14 from Atlantica Sustainable Infrastructure plc’s Form 20-F filed with the SEC on February 28, 2019 – SEC File No. 001-36487).

4.3
Second Amendment to Credit and Guaranty Agreement, dated August 2, 2019 (incorporated by reference from Exhibit 4.18 from Atlantica Sustainable Infrastructure plc’s Form 6-K filed with the SEC on November 7, 2019 – SEC File No. 001-36487).

4.4
Third Amendment to Credit and Guaranty Agreement, dated December 17, 2019 (incorporated by reference from Exhibit 4.19 from Atlantica Sustainable Infrastructure plc’s Form 20-F filed with the SEC on February 28, 2020 – SEC File No. 001-36487).

4.5
Fourth Amendment to Credit and Guaranty Agreement, dated August 28, 2020 (incorporated by reference from Exhibit 4.25 from Atlantica Sustainable Infrastructure plc’s Form 6-K filed with the SEC on November 6, 2020 – SEC File No. 001-36487).

4.6
Fifth Amendment to Credit and Guaranty Agreement, dated December 3, 2020. (incorporated by reference from Exhibit 4.20 from Atlantica Sustainable Infrastructure plc’s Form 20-F, as amended, filed with the SEC on February 28, 2022 – SEC File No. 001-36487).

4.7
Sixth Amendment to Credit and Guaranty Agreement, dated March 1, 2021 (incorporated by reference from Exhibit 99.1 from Atlantica Sustainable Infrastructure plc’s Form 6-K filed with the SEC on March 30, 2021 – SEC File No. 001-36487).

4.8
Seventh Amendment to Credit and Guaranty Agreement, dated May 5, 2022 (incorporated by reference from Exhibit 4.26 from Atlantica Sustainable Infrastructure plc’s Form 6-K filed with the SEC on May 9, 2022 – SEC File No. 001-36487).

4.9
Shareholder’s Agreement dated March 5, 2018 among Atlantica Sustainable Infrastructure plc (formerly known as Atlantica Yield plc), Liberty GES and Algonquin Power & Utilities Corp. (incorporated by reference from Exhibit 4.13 from Atlantica Sustainable Infrastructure plc’s Form 6-K filed with the SEC on March 12, 2018– SEC File No. 001-36487).

4.10
Right of First Offering Agreement dated March 5, 2018 between Atlantica Sustainable Infrastructure plc (formerly known as Atlantica Yield plc) and Algonquin Power and Utilities Corp. (incorporated by reference from Exhibit 4.15 from Atlantica Sustainable Infrastructure plc’s Form 6-K filed with the SEC on March 12, 2018– SEC File No. 001-36487).

4.11
Enhanced Cooperation Agreement, dated May 9, 2019, by and among Algonquin Power & Utilities, Corp., Atlantica Sustainable Infrastructure plc (formerly known as Atlantica Yield plc) and Abengoa-Algonquin Global Energy Solutions B.V. (incorporated by reference from Exhibit 99.1 from Atlantica Sustainable Infrastructure plc’s Form 6-K filed with the SEC on August 7, 2019 – SEC File No. 001-36487).

4.12
Subscription Agreement, dated May 9, 2019, by and between Algonquin Power & Utilities, Corp. and Atlantica Sustainable Infrastructure plc (formerly known as Atlantica Yield plc) (incorporated by reference from Exhibit 99.2 from Atlantica Sustainable Infrastructure plc’s Form 6-K filed with the SEC on August 7, 2019 – SEC File No. 001-36487).

4.13
AYES Shareholder Agreement, dated May 24, 2019, by and among Algonquin Power & Utilities, Corp., Atlantica Sustainable Infrastructure plc (formerly known as Atlantica Yield plc) and Atlantica Yield Energy Solutions Canada Inc. (incorporated by reference from Exhibit 99.3 from Atlantica Sustainable Infrastructure plc’s Form 6-K filed with the SEC on August 7, 2019 – SEC File No. 001-36487).

4.14
Note Purchase Agreement, dated March 20, 2020, between Atlantica Sustainable Infrastructure plc (formerly known as Atlantica Yield plc) and a group of institutional investors as purchasers of the notes issued thereunder (incorporated by reference from Exhibit 4.20 from Atlantica Sustainable Infrastructure plc’s Form 6-K filed with the SEC on May 7, 2020 – SEC File No. 001-36487).

4.15
Memorandum and Articles of Association of Atlantica Sustainable Infrastructure Jersey Limited (incorporated by reference from Exhibit 4.21 from Atlantica Sustainable Infrastructure plc’s Form 6-K filed with the SEC on August 3, 2020 – SEC File No. 001-36487).

4.16
Indenture (including Form of Global Note) relating to Atlantica Sustainable Infrastructure Jersey Limited’s 4.00% Green Exchangeable Senior Notes due 2025, dated July 17, 2020, by and among Atlantica Sustainable Infrastructure Jersey Limited, as Issuer, Atlantica Sustainable Infrastructure plc, as Guarantor, BNY Mellon Corporate Trustee Services Limited, as Trustee, The Bank of New York Mellon, London Branch, as Paying and Exchange Agent, and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Note Registrar and Transfer Agent (incorporated by reference from Exhibit 4.22 from Atlantica Sustainable Infrastructure plc’s Form 6-K filed with the SEC on August 3, 2020 – SEC File No. 001-36487). (incorporated by reference from Exhibit 4.20 from Atlantica Sustainable Infrastructure plc’s Form 20-F, as amended, filed with the SEC on February 28, 2022 – SEC File No. 001-36487).

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

4.19
Amendment No. 1 to Note Issuance Facility Agreement, dated March 30, 2021. (incorporated by reference from Exhibit 4.22 from Atlantica Sustainable Infrastructure plc’s Form 20-F, as amended, filed with the SEC on February 28, 2022 – SEC File No. 001-36487).

4.20
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

4.21
Distribution Agreement, dated August 3, 2021, between the Company and J.P. Morgan Securities LLC (incorporated by reference from Exhibit 1.1 from Atlantica Sustainable Infrastructure plc’s Form 6-K filed with the SEC on August 3, 2021 – SEC File No. 001-36487).

4.22
Amendment Agreement to the Distribution Agreement, dated May 9, 2022 (incorporated by reference from Exhibit 1.1 from Atlantica Sustainable Infrastructure plc’s Form 6-K filed with the SEC on May 9, 2022 – SEC File No. 001-36487).

4.23
ATM Plan Letter Agreement, dated August 3, 2021, between Atlantica Sustainable Infrastructure plc and Algonquin Power & Utilities Corp (incorporated by reference from Exhibit 4.29 from Atlantica Sustainable Infrastructure plc’s Form 6-K filed with the SEC on August 3, 2021 – SEC File No. 001-36487).

8.1	Subsidiaries of Atlantica Sustainable Infrastructure plc.

12.1	Certification of Santiago Seage, Chief Executive Officer of Atlantica Sustainable Infrastructure plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Francisco Martinez-Davis, Chief Financial Officer of Atlantica Sustainable Infrastructure plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of EY

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

 ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC
 INDEX TO FINANCIAL STATEMENTS

Annual Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Report of Ernst and Young, S.L. (PCAOB ID 1461)	F-1
Consolidated statements of financial position as of December 31, 2022 and 2021	F-4
Consolidated income statements for the years ended December 31, 2022, 2021 and 2020	F-5
Consolidated financial statements of comprehensive income for the years ended December 31, 2022, 2021 and 2020	F-6
Consolidated statements of changes in equity for the years ended December 31, 2022, 2021 and 2020	F-7
Consolidated cash flow statements for the years ended December 31, 2022, 2021 and 2020	F-11
Notes to the annual consolidated financial statements	F-12
Appendix I: Entities included in the Group as subsidiaries as of December 31, 2022 and 2021	F-60
Appendix II: Investments recorded under the equity method as of December 31, 2022 and 2021	F-65
Appendix III-1 and Appendix III-2: Assets subject to the application of IFRIC 12 interpretation based on the concession of services as of December 31, 2022 and 2021	F-67
Appendix IV: Additional Information of Subsidiaries including material Non-controlling interest as of December 31, 2022 and 2021	F-82

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Atlantica Sustainable Infrastructure plc

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Atlantica Sustainable Infrastructure plc (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 28, 2023, expressed an unqualified opinion thereon.

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

Recoverability assessment of contracted concessional, PP&E and other intangible assets

Description of the Matter
As described in Note 6 to the consolidated financial statements, the Company has recorded “contracted concessional, PP&E and other intangible assets” of $7,483 million at December 31, 2022. Revenue derived from the Company’s contracted concessional, PP&E and other intangible assets are primarily governed by power purchase agreements (“PPAs”) with the Company’s customers or by the  applicable energy regulations of each country.

As described in Note 2 to the consolidated financial statements, the Company reviews its contracted concessional assets, PP&E and other intangible assets for impairment indicators whenever events or changes in circumstances indicate that the carrying amounts of the assets or group of assets may not be recoverable, or previous impairment losses are no longer adequate. As discussed in Note 6, management identified triggering events at the US Solana asset and at two Chilean assets (Chile PV1 and Chile PV2) and as a result, a $61 million impairment charge was recorded in 2022.

Auditing the Company’s recoverability assessment of contracted concessional, PP&E and other intangible assets involves significant judgment in determining whether impairment indicator existed and, if an indicator exists, in the assumptions used by management in the determination of whether an impairment should be recorded or reversed. The main inputs considered when evaluating for impairment indicators include the performance of the assets versus budget, changes in applicable regulations and estimates of future electricity prices. The significant assumptions which required substantial judgement or estimation used in management’s impairment calculation are discount rates and projections considering real data based on contract terms and projected changes in both selling prices and costs.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s contracted concessional, PP&E and other intangible assets recoverability assessment process. Among others, we tested controls over management’s identification of potential impairment indicators, as well as controls over the determination of significant assumptions used in the impairment calculation, including, the discount rates and underlying projections used in the Company’s impairment assessment.

To test the Company’s impairment indicators assessment for contracted concessional, PP&E and other intangible assets, our audit procedures included, among others, comparing actual energy production versus budget for each asset, assessing the estimated future electricity prices versus prior year future estimates and determining whether identified changes in applicable regulation would negatively impact the Company’s assets’ future cash flows.

As part of our audit procedures, we assessed the appropriateness of the main inputs used in the cash ﬂow projections, by, for example, comparing estimated future performance of the asset versus historical results and comparing future price estimates versus prior year future estimates. For the discount rate, we involved our valuation specialists to assist us in calculating and developing a range of discount rates, which we compared to those used by the Company.

We assessed the adequacy of the related disclosures in the Company’s consolidated financial statements, including the sensitivity analyses on the energy production, electricity prices and discount rate assumptions.

/s/ ERNST & YOUNG, S.L.
We have served as the Company’s auditor since 2019
Madrid, Spain
February 28, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Atlantica Sustainable Infrastructure plc:

Opinion on Internal Control Over Financial Reporting

We have audited Atlantica Sustainable Infrastructure plc’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Atlantica Sustainable Infrastructure plc (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Chile TL 4, Chile PV 3, Italy PV 4, Rioglass Servicios and Atlantica South Africa Operations, which are included in the 2022 consolidated financial statements of the Company and collectively constituted 1% of total assets, as of December 31, 2022 and 0.6% of consolidated revenues, for the year then ended.

Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Chile TL 4, Chile PV 3, Italy PV 4, Rioglass Servicios and Atlantica South Africa Operations.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2022 consolidated financial statements of the Company and our report dated February 28, 2023, expressed an unqualified opinion thereon.

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
February 28, 2023

Consolidated statements of financial position as of December 31, 2022 and 2021
Amounts in thousands of U.S. dollars

		As of December 31,
	Note (1)	2022	2021
Assets
Non-current assets
Contracted concessional, PP&E and other intangible assets	6	7,483,259	8,021,568
Investments carried under the equity method	7	260,031	294,581
Other accounts receivable	8	86,431	85,801
Derivative assets	9	89,806	10,807
Other financial assets	8	176,237	96,608
Deferred tax assets	18	149,656	172,268

Total non-current assets		8,069,183	8,585,025

Current assets
Inventories		34,511	29,694
Trade receivables	11	125,437	227,343
Credits and other receivables	11	74,897	79,800
Trade and other receivables	11	200,334	307,143
Other financial assets	8	195,893	207,379
Cash and cash equivalents	12	600,990	622,689

Total current assets		1,031,728	1,166,905

Total assets		9,100,911	9,751,930

(1)	Notes 1 to 23 are an integral part of the Consolidated Financial Statements

Consolidated statements of financial position as of December 31, 2022 and 2021

Amounts in thousands of U.S. dollars

		As of December 31,
	Note (1)	2022	2021
Equity and liabilities
Equity attributable to the Company
Share capital	13	11,606	11,240
Share premium	13	986,594	872,011
Capital reserves	13	814,951	1,020,027
Other reserves	9	345,567	171,272
Accumulated currency translation differences	13	(161,307)	(133,450)
Accumulated deficit	13	(397,540)	(398,701)
Non-controlling interest	13	189,176	206,206

Total equity		1,789,047	1,748,605

Non-current liabilities
Long-term corporate debt	14	1,000,503	995,190
Borrowings		3,322,115	3,407,956
Notes and bonds		904,403	979,718
Long-term project debt	15	4,226,518	4,387,674
Grants and other liabilities	16	1,252,513	1,263,744
Derivative liabilities	9	16,847	223,453
Deferred tax liabilities	18	296,481	308,859

Total non-current liabilities		6,792,862	7,178,920

Current liabilities
Short-term corporate debt	14	16,697	27,881
Borrowings		273,556	597,680
Notes and bonds		52,978	50,839
Short-term project debt	15	326,534	648,519
Trade payables and other current liabilities	17	140,230	113,907
Income and other tax payables		35,541	34,098

Total current liabilities		519,002	824,405

Total equity and liabilities		9,100,911	9,751,930

(1)	Notes 1 to 23 are an integral part of the Consolidated Financial Statements

Consolidated income statements for the years ended December 31, 2022, 2021 and 2020

Amounts in thousands of U.S. dollars

	Note (1)	For the year ended December 31,
		2022	2021	2020
Revenue	4	1,102,029	1,211,749	1,013,260
Other operating income	20	80,782	74,670	99,525
Employee benefit expenses	20	(80,232)	(78,758)	(54,464)
Depreciation, amortization, and impairment charges	6	(473,638)	(439,441)	(408,604)
Other operating expenses	20	(351,248)	(414,330)	(276,666)

Operating profit		277,693	353,890	373,051

Financial income	21	5,569	2,755	7,052
Financial expense	21	(333,263)	(361,270)	(378,386)
Net exchange differences	21	10,257	1,873	(1,351)
Other financial income, net	21	6,503	15,750	40,875

Financial expense, net		(310,934)	(340,892)	(331,810)

Share of profit of entities carried under the equity method	7	21,465	12,304	510

Profit /(loss) before income tax		(11,776)	25,302	41,751

Income tax (expense)/income	18	9,689	(36,220)	(24,877)

Profit/(loss) for the year		(2,087)	(10,918)	16,874

Profit attributable to non-controlling interests		(3,356)	(19,162)	(4,906)

Profit/(loss) for the year attributable to the Company		(5,443)	(30,080)	11,968

Weighted average number of ordinary shares outstanding (thousands) – basic	22	114,695	111,008	101,879

Weighted average number of ordinary shares outstanding (thousands) – diluted	22	118,501	114,523	103,392

Basic earnings per share (U.S. dollar per share)	22	(0.05)	(0.27)	0.12
Diluted earnings per share (U.S. dollar per share)	22	(0.05)	(0.27)	0.12

(1)	Notes 1 to 23 are an integral part of the Consolidated Financial Statements

Consolidated statements of comprehensive income for the years ended December 31, 2022, 2021 and 2020

Amounts in thousands of U.S. dollars

		For the year ended December 31,
	Note (1)	2022	2021	2020
Profit/(loss) for the year		(2,087)	(10,918)	16,874
Items that may be subject to transfer to income statement
Change in fair value of cash flow hedges		218,737	33,846	(26,272)
Currency translation differences		(33,704)	(41,956)	(9,947)
Tax effect		(54,405)	(9,139)	5,897

Net income/(expense) recognized directly in equity		130,628	(17,249)	(30,322)

Cash flow hedges	9	38,187	58,292	58,381
Tax effect		(9,547)	(14,573)	(14,595)

Transfers to income statement		28,640	43,719	43,786

Other comprehensive income/(loss)		159,268	26,470	13,464

Total comprehensive income for the year		157,181	15,552	30,338

Total comprehensive income attributable to non-controlling interest		(14,613)	(14,586)	(4,627)

Total comprehensive income attributable to the Company		142,568	966	25,711

(1)	Notes 1 to 23 are an integral part of the Consolidated Financial Statements

Consolidated statements of changes in equity for the years ended December 31, 2022, 2021 and 2020

Amounts in thousands of U.S. dollars

	Share capital	Share premium	Capital reserves	Other reserves	Accumulated currency translation differences	Accumulated deficit	Total equity attributable to the Company	Non- controlling interest	Total equity
Balance as of January 1, 2020	10,160	1,011,743	889,057	73,797	(90,824)	(385,457)	1,508,476	206,380	1,714,856

Profit for the year after taxes	-	-	-	-	-	11,968	11,968	4,906	16,874
Change in fair value of cash flow hedges net of transfer to income statement	-	-	-	31,353	-	-	31,353	756	32,109
Currency translation differences	-	-	-	-	(9,101)	-	(9,101)	(846)	(9,947)
Tax effect	-	-	-	(8,509)	-	-	(8,509)	(189)	(8,698)
Other comprehensive income	-	-	-	22,844	(9,101)	-	13,743	(279)	13,464

Total comprehensive income	-	-	-	22,844	(9,101)	11,968	25,711	4,627	30,338

Capital increase	507	-	161,347	-	-	-	161,854	-	161,854

Business combinations	-	-	-	-	-	-	-	25,308	25,308

Distributions	-	-	(168,659)	-	-	-	(168,659)	(22,816)	(191,475)

Balance as of December 31, 2020	10,667	1,011,743	881,745	96,641	(99,925)	(373,489)	1,527,382	213,499	1,740,881

Notes 1 to 23 are an integral part of the Consolidated Financial Statements

	Share capital	Share premium	Capital reserves	Other reserves	Accumulated currency translation differences	Accumulated deficit	Total equity attributable to the Company	Non- controlling interest	Total equity
Balance as of January 1, 2021	10,667	1,011,743	881,745	96,641	(99,925)	(373,489)	1,527,382	213,499	1,740,881

Profit/(Loss) for the year after taxes	-	-	-	-	-	(30,080)	(30,080)	19,162	(10,918)
Change in fair value of cash flow hedges net of transfer to income statement	-	-	-	97,421	-	(10,060)	87,361	4,777	92,138
Currency translation differences	-	-	-	-	(33,525)	-	(33,525)	(8,431)	(41,956)
Tax effect	-	-	-	(22,790)	-	-	(22,790)	(922)	(23,712)
Other comprehensive income	-	-	-	74,631	(33,525)	(10,060)	31,046	(4,576)	26,470

Total comprehensive income	-	-	-	74,631	(33,525)	(40,140)	966	14,586	15,552

Capital increase (Note 13)	573	60,268	128,920	-	-	-	189,761	-	189,761

Reduction of Share Premium (Note 13)	-	(200,000)	200,000	-	-	-	-	-	-

Business combinations (Note 5)	-	-	-	-	-	-	-	8,287	8,287

Share-based compensation (Note 13)	-	-	-	-	-	14,928	14,928	-	14,928

Distributions (Note 13)	-	-	(190,638)	-	-	-	(190,638)	(30,166)	(220,804)

Balance as of December 31, 2021	11,240	872,011	1,020,027	171,272	(133,450)	(398,701)	1,542,399	206,206	1,748,605

Notes 1 to 23 are an integral part of the Consolidated Financial Statements

	Share capital	Share premium	Capital reserves	Other reserves	Accumulated currency translation differences	Accumulated deficit	Total equity attributable to the Company	Non- controlling interest	Total equity
Balance as of January 1, 2022	11,240	872,011	1,020,027	171,272	(133,450)	(398,701)	1,542,399	206,206	1,748,605

Profit/(Loss) for the year after taxes	-	-	-	-	-	(5,443)	(5,443)	3,356	(2,087)
Change in fair value of cash flow hedges net of transfer to income statement	-	-	-	235,732	-	1,573	237,305	19,619	256,924
Currency translation differences	-	-	-	-	(27,857)	-	(27,857)	(5,847)	(33,704)
Tax effect	-	-	-	(61,437)	-	-	(61,437)	(2,515)	(63,952)
Other comprehensive income	-	-	-	174,295	(27,857)	1,573	148,011	11,257	159,268

Total comprehensive income	-	-	-	174,295	(27,857)	(3,870)	142,568	14,613	157,181

Capital increase (Note 13)	366	114,583	(1,970)	-	-	-	112,979	-	112,979

Business combinations (Note 5)	-	-	-	-	-	-	-	14,300	14,300

Share-based compensation (Note 13)	-	-	-	-	-	5,031	5,031	-	5,031

Distributions (Note 13)	-	-	(203,106)	-	-	-	(203,106)	(45,943)	(249,049)

Balance as of December 31, 2022	11,606	986,594	814,951	345,567	(161,307)	(397,540)	1,599,871	189,176	1,789,047

Notes 1 to 23 are an integral part of the Consolidated Financial Statements

Consolidated cash flow statements for the years ended December 31, 2022, 2021 and 2020

Amounts in thousands of U.S. dollars

		For the year
	Note (1)	2022	2021	2020
I. Profit/(loss) for the year		(2,087)	(10,918)	16,874
Non-monetary adjustments
Depreciation, amortization and impairment charges	6	473,638	439,441	408,604
Financial expense	21	335,546	359,550	315,151
Fair value (gains)/losses on derivative financial instruments	21	(19,138)	(16,785)	15,308
Shares of profits from entities carried under the equity method	7	(21,465)	(12,304)	(510)
Income tax	18	(9,689)	36,220	24,877
Other non-monetary items		27,996	55,809	(43,943)

II. Profit/(loss) for the year adjusted by non-monetary items		784,801	851,013	736,361

Changes in working capital
Inventories		(6,955)	5,215	(4,590)
Trade and other receivables	11	99,249	48,521	(790)
Trade payables and other current liabilities	17	(6,158)	(25,782)	(9,771)
Other current assets/liabilities		(7,331)	(31,081)	4,249

III. Changes in working capital		78,805	(3,127)	(10,902)

Income tax paid		(14,730)	(51,684)	(16,425)
Interest received		9,178	2,519	5,148
Interest paid		(271,732)	(293,098)	(275,961)

A. Net cash provided by operating activities		586,322	505,623	438,221

Acquisitions of subsidiaries and entities under the equity method	5&7	(50,507)	(362,449)	2,453
Investments in operating concessional assets	6	(39,107)	(19,216)	(1,361)
Investments in assets under development or construction	6	(36,784)	(7,028)	(3,023)
Distributions from entities under the equity method	7	67,695	34,883	22,246
Other non-current assets		1,265	2,655	(26,175)

B. Net cash used in investing activities		(57,438)	(351,155)	(5,860)

Proceeds from project debt	15	-	14,560	603,949
Proceeds from corporate debt	14	101,140	429,014	678,651
Repayment of project debt	15	(426,396)	(418,265)	(621,691)
Repayment of corporate debt	14	(80,519)	(376,154)	(502,042)
Dividends paid to Company´s shareholders	13	(203,106)	(190,638)	(168,659)
Dividends paid to non-controlling interest	13	(39,209)	(28,134)	(22,944)
Purchase of Liberty´s Interactive’s equity interests in Solana	21	-	-	(266,850)
Capital increase	13	113,072	189,454	162,246

C. Net cash used in financing activities		(535,018)	(380,163)	(137,340)

Net increase/(decrease) in cash and cash equivalents		(6,134)	(225,695)	295,021

Cash and cash equivalents at beginning of the year	12	622,689	868,501	562,795
Translation differences in cash and cash equivalents		(15,565)	(20,117)	10,685
Cash and cash equivalents at the end of the year	12	600,990	622,689	868,501

(1)
Notes 1 to 23 are an integral part of the Consolidated Financial Statements. Reference to such notes is indicated here to provide with additional information on the nature of some of the lines of the Consolidated cash flow statement.

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

On January 17, 2022, the Company closed the acquisition of Chile TL4, a 63-mile transmission line and 2 substations in Chile for a total equity investment of $38.4 million (Note 5). The Company expects to expand the transmission line in 2023-2024, which would represent an additional investment of approximately $8 million. The asset has fully contracted revenues in US dollars, with annual inflation adjustments and a 50-year remaining contract life. The off-takers are several mini-hydro plants that receive contracted or regulated payments.

On April 4, 2022, the Company closed the acquisition of Italy PV 4, a 3.6 MW solar portfolio in Italy for a total equity investment of $3.7 million (Note 5). The asset has regulated revenues under a feed in tariff until 2031.

On September 2, 2022, the Company completed its third investment through its Chilean renewable energy platform in a 73 MW solar PV plant, Chile PV 3, located in Chile, for $7.7 million corresponding to a 35% of equity interest (Note 5). The Company expects to install batteries with a capacity of approximately 100 MWh in 2023-2024. Total investment including batteries is expected to be in the range of $15 million to $25 million depending on the capital structure. Part of the asset’s revenue is currently based on capacity payments. Adding storage would increase the portion of capacity payments.

On November 16, 2022, the Company closed the acquisition of a 49% interest, with joint control, in an 80 MW portfolio of solar PV projects in Chile, Chile PMGD, which is currently starting construction. Atlantica´s economic rights are expected to be approximately 70%. Total investment in equity and preferred equity is expected to be approximately $30 million and Commercial Operation Date (“COD”) is expected to be progressive in 2023 and 2024. Revenue for these assets is regulated under the Small Distributed Generation Means Regulation Regime (“PMGD”) for projects with a capacity equal or lower than 9MW, which allows to sell electricity through a stabilized price.

During  the year 2021, the Company completed the following investments:

-
In 2021, the Company closed the acquisition in two stages of the 85% equity interest in Rioglass Solar Holding S.A. (“Rioglass”) that it did not previously own for a total investment of $17.1 million, resulting in a 100% ownership (Note 5). Rioglass is a supplier of spare parts and services in the solar industry and the Company gained control over the asset in January 2021.

-
On January 6, 2021, the Company closed its second investment through its Chilean renewable energy platform in a 40 MW solar PV plant, Chile PV 2, located in Chile, for $5.0 million corresponding to a 35% of equity interest.

-
On April 7, 2021, the Company closed the acquisition of Coso, a 135 MW geothermal plant in the United States with 18-year average contract life Power Purchase Agreements (“PPAs”) in place. The total equity investment was $130 million (Note 5). In addition, on July 15, 2021, the Company repaid $40 million to reduce project debt.

-
On May 14, 2021, the Company closed the acquisition of Calgary District Heating, a district heating asset in Canada for a total equity investment of $22.9 million (Note 5). The asset has availability-based revenue with inflation indexation and 20 years of weighted average contract life at the time of the acquisition.

-
On June 16, 2021, the Company acquired a 49% interest in Vento II, a 596 MW wind portfolio in the United States for a total equity investment net of cash consolidated at the transaction date of approximately $180.7 million (Note 7). EDP Renewables owns the remaining 51%. The assets have PPAs with investment grade off-takers with a five-year average remaining contract life at the time of the investment.

-
On August 6, 2021, the Company closed the acquisition of Italy PV 1 and Italy PV 2, two solar PV plants in Italy with a combined capacity of 3.7 MW for a total equity investment of $9 million (Note 5). On December 14, 2021, the Company closed the acquisition of Italy PV 3, a 2.5 MW solar PV portfolio in Italy for a total equity investment of $4 million (Note 5). These assets have regulated revenues under a feed in tariff until 2030, 2031 and 2032, respectively.

-
On November 25, 2021, the Company closed the acquisition of La Sierpe, a 20 MW solar PV plant in Colombia for a total equity investment of $23.5 million (Note 5). The asset was acquired under a Right of First Offer (“ROFO”) agreement with Liberty GES.

In addition, the following three assets that the Company had under construction during 2022, finished construction and reached or are about to reach COD:

-
Albisu, a 10 MW PV asset wholly owned by the Company reached COD in January 2023. Albisu is located in the city of Salto (Uruguay). The asset has a 15-year PPA with Montevideo Refrescos, S.R.L, a subsidiary of Coca-Cola Femsa., S.A.B. de C.V. The PPA is denominated in local currency with a maximum and minimum price in U.S. dollars and is adjusted monthly based on a formula referring to U.S. Producer Price Index (PPI), Uruguay’s Consumer Price Index (CPI) and the applicable UYU/U.S. dollar exchange rate.

-
La Tolua and Tierra Linda, two solar PV assets in Colombia with a combined capacity of 30 MW. Each plant has a 10-year PPA in local currency indexed to local inflation with Coenersa, the largest independent electricity wholesaler in Colombia. Additionally, the Company has recently started the construction of three additional PV plants with a total capacity of 30 MW.

The following table provides an overview of the main operating assets the Company owned or had an interest in as of December 31, 2022:

Assets	Type	Ownership	Location	Currency(9)	Capacity (Gross)	Counterparty Credit Ratings(10)	COD*	Contract Years Remaining(17)

Solana	Renewable (Solar)	100%	Arizona (USA)	USD	280 MW	BBB+/A3/BBB+	2013	21
Mojave	Renewable (Solar)	100%	California (USA)	USD	280 MW	BB-/ -- /BB	2014	17
Coso	Renewable (Geothermal)	100%	California (USA)	USD	135 MW	Investment Grade(11)	1987-1989	16
Elkhorn Valley(16)	Renewable (Wind)	49%	Oregon (USA)	USD	101 MW	BBB/Baa1/--	2007	5
Prairie Star(16)	Renewable (Wind)	49%	Minnesota (USA)	USD	101 MW	--/A3/A-	2007	5
Twin Groves II(16)	Renewable (Wind)	49%	Illinois (USA)	USD	198 MW	BBB/Baa2/--	2008	3
Lone Star II(16)	Renewable (Wind)	49%	Texas (USA)	USD	196 MW	N/A	2008	N/A
Chile PV 1	Renewable (Solar)	35%(1)	Chile	USD	55 MW	N/A	2016	N/A
Chile PV 2	Renewable (Solar)	35%(1)	Chile	USD	40 MW	Not rated	2017	8
Chile PV 3	Renewable (Solar)	35%(1)	Chile	USD	73 MW	N/A	2014	N/A
La Sierpe	Renewable (Solar)	100%	Colombia	COP	20 MW	Not rated	2021	13
Palmatir	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB/Baa2/BBB-(12)	2014	11
Cadonal	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB/Baa2/BBB-(12)	2014	12
Melowind	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB/Baa2/BBB-	2015	13
Mini-Hydro	Renewable (Hydraulic)	100%	Peru	USD	4 MW	BBB/Baa1/BBB	2012	10
Solaben 2 & 3	Renewable (Solar)	70%(2)	Spain	Euro	2x50 MW	A/Baa1/A-	2012	15/15
Solacor 1 & 2	Renewable (Solar)	87%(3)	Spain	Euro	2x50 MW	A/Baa1/A-	2012	14/14
PS10 & PS20	Renewable (Solar)	100%	Spain	Euro	31 MW	A/Baa1/A-	2007&2009	9/11
Helioenergy 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A/Baa1/A-	2011	14/14
Helios 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A/Baa1/A-	2012	14/15
Solnova 1, 3 & 4	Renewable (Solar)	100%	Spain	Euro	3x50 MW	A/Baa1/A-	2010	12/12/13
Solaben 1 & 6	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A/Baa1/A-	2013	16/16
Seville PV	Renewable (Solar)	80%(4)	Spain	Euro	1 MW	A/Baa1/A-	2006	13
Italy PV 1	Renewable (Solar)	100%	Italy	Euro	1.6 MW	BBB/Baa3/BBB	2010	8
Italy PV 2	Renewable (Solar)	100%	Italy	Euro	2.1 MW	BBB/Baa3/BBB	2011	8
Italy PV 3	Renewable (Solar)	100%	Italy	Euro	2.5 MW	BBB/Baa3/BBB	2012	9
Italy PV 4	Renewable (Solar)	100%	Italy	Euro	3.6 MW	BBB/Baa3/BBB	2011	9
Kaxu	Renewable (Solar)	51%(5)	South Africa	Rand	100 MW	BB-/Ba2/BB-(13)	2015	12
Calgary	Efficient natural gas &heat	100%	Canada	CAD	55 MWt	~41% A+ or higher(14)	2010	18
ACT	Efficient natural gas & heat	100%	Mexico	USD	300 MW	BBB/B1/BB-	2013	10
Monterrey	Efficient natural gas &heat	30%	Mexico	USD	142 MW	Not rated	2018	23
ATN (15)	Transmission line	100%	Peru	USD	379 miles	BBB/Baa1/BBB	2011	18
ATS	Transmission line	100%	Peru	USD	569 miles	BBB/Baa1/BBB	2014	21
ATN 2	Transmission line	100%	Peru	USD	81 miles	Not rated	2015	10
Quadra 1 & 2	Transmission line	100%	Chile	USD	49 miles/32 miles	Not rated	2014	12/12
Palmucho	Transmission line	100%	Chile	USD	6 miles	BBB/ -- /BBB+	2007	15
Chile TL3	Transmission line	100%	Chile	USD	50 miles	A/A2/A-	1993	N/A
Chile TL4	Transmission line	100%	Chile	USD	63 miles	Not rated	2016	49
Skikda	Water	34.20%(6)	Algeria	USD	3.5 M ft3/day	Not rated	2009	11
Honaine	Water	25.50%(7)	Algeria	USD	7 M ft3/day	Not rated	2012	15
Tenes	Water	51%(8)	Algeria	USD	7 M ft3/day	Not rated	2015	17

(1)	65% of the shares in Chile PV 1, Chile PV 2 and Chile PV 3 are indirectly held by financial partners through the renewable energy platform of the Company in Chile.
(2)	Itochu Corporation holds 30% of the shares in each of Solaben 2 and Solaben 3.
(3)	JGC holds 13% of the shares in each of Solacor 1 and Solacor 2.
(4)	Instituto para la Diversificación y Ahorro de la Energía (“Idae”) holds 20% of the shares in Seville PV.
(5)	Kaxu is owned by the Company (51%), Industrial Development Corporation of South Africa (“IDC”, 29%) and Kaxu Community Trust (20%).
(6)	Algerian Energy Company, SPA owns 49% of Skikda and Sacyr Agua, S.L. owns the remaining 16.8%.
(7)	Algerian Energy Company, SPA owns 49% of Honaine and Sacyr Agua, S.L. owns the remaining 25.5%.
(8)
Algerian Energy Company, SPA owns 49% of Tenes. The Company has an investment in Tenes through a secured loan to Befesa Agua Tenes (the holding company of Tenes) and the right to appoint a majority at the board of directors of the project company. Therefore, the Company controls Tenes since May 31, 2020, and fully consolidates the asset from that date.

(9)	Certain contracts denominated in U.S. dollars are payable in local currency.
(10)
Reflects the counterparty’s credit ratings issued by Standard & Poor’s Ratings Services, or S&P, Moody’s Investors Service Inc., or Moody’s, and Fitch Ratings Ltd, or Fitch. Not applicable (“N/A”) when the asset has no PPA.

(11)
Refers to the credit rating of two Community Choice Aggregators: Silicon Valley Clean Energy and Monterrey Bar Community Power, both with A Rating from S&P and Southern California Public Power Authority. The third off-taker is not rated.

(12)	Refers to the credit rating of Uruguay, as UTE (Administración Nacional de Usinas y Transmisoras Eléctricas) is unrated.
(13)	Refers to the credit rating of the Republic of South Africa. The off-taker is Eskom, which is a state-owned utility company in South Africa.
(14)	Refers to the credit rating of a diversified mix of 22 high credit quality clients (~41% A+ rating or higher, the rest is unrated).
(15)	Including ATN Expansion 1 & 2.
(16)	Part of Vento II Portfolio.
(17)	As of December 31, 2022.
(*)	Commercial Operation Date.

The project financing arrangement for Kaxu contained a cross-default provision related to Abengoa S.A.’s insolvency filing. In September 2021, the Company obtained a waiver for such cross-default which became effective on March 31, 2022, following the transfer of the employees performing the O&M in Kaxu from an Abengoa subsidiary to an Atlantica subsidiary and other conditions. As a result, as of March 31, 2022, the Company had again an unconditional right to defer the settlement of the debt for at least twelve months, and therefore the debt previously presented as current (as of December 31, 2021) had been reclassified as non-current at that date in accordance with the financing agreements in these Consolidated Financial Statements (Note 15).

As expected in 2022, the Administration in Spain approved, measures to adjust the regulated revenue component for renewable energy plants, following the increase since mid-2021 in the billings of these plants for the sale of electricity in the market. On March 30, 2022, Royal Decree Law 6/2022 was published, adopting urgent measures in response to the economic and social consequences of the war in Ukraine. This Royal Decree Law contains a bundle of measures in diverse fields, including those targeted at containing the sharp rise in gas and electricity prices. It includes temporary changes to the detailed regulated components of revenue received by the solar assets of the Company in Spain, which are applicable from January 1, 2022. Specifically, prior to the entry into force of this new regulation, the level of remuneration under that specific remuneration system depended on the market price estimates used to calculate it, which are revised in each regulatory semi-period. Now, under article 5 of Royal Decree Law 6/2022, an extraordinary measure has been taken to subdivide the current regulatory semi-period, so as to create a new semi-period between January 1, 2022 and December 31, 2022 and the remuneration will be reviewed taking into account the future prices of OMIP (Regulated market operator in Spain), too. On May 14, 2022, the Royal Decree Law 10/2022 was published, including the so-called “Iberian mechanism”, which is the temporary production cost adjustment mechanism for reducing the price of electricity in the wholesale market. The main changes included by these regulations are:

-
The statutory half-period of three years from 2020 to 2022 has been split into two statutory half-periods (1) from January 1, 2020 until December 31 2021 and (2) calendar year 2022. As a result, the fixed monthly payment based on installed capacity (Remuneration on Investment or Rinv) for calendar year 2022 has been revised in the new Order TED/1232/2022.

-
The electricity market price assumed by the regulation for calendar year 2022 was changed from €48.82 per MWh to an expected price of €121.9 per MWh, i.e., the remuneration parameters of 2022 have been updated with real prices of 2020 (33.94 €/MWh) and 2021 (111.90 €/MWh) and the future prices of OMIP for 2022 (value of second semester 2021: 121.9 €/MWh). As a result, the variable payment based on net electricity produced (Remuneration on Operation or Ro), is also being adjusted. The proposed Ro for the year 2022 is zero €/MWh reflecting the fact that market prices for the power sold in the market are significantly higher.

Following the mandate contained in Royal Decree Law 6/2022 and Royal Decree Law 10/2022, whose main measures have been exposed above, the remuneration parameters have been updated for the year 2022 by the recent Order TED/1232/2022, of December 2, 2022, that was published in final form on December 14, 2022.

For the three-year semi period starting on January 1, 2023, and ending on December 31, 2025, the adjustment for electricity price deviations in the preceding statutory half period will be progressively modified to take into account a mix of actual market prices and future market prices. On December 28, 2022 the proposed parameters for the year 2023 were published. They are still subject to review.

All the adjustments to the regulated revenue of the solar assets of the Company in Spain stated above do not affect the reasonable return on investment previously set by the Spanish government, and therefore do not impact the value of these assets in the long term.

The Consolidated Financial Statements were approved by the Board of Directors of the Company on February 28, 2023.

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

The Company recognises that there may be potential financial implications in the future from changes in legislation and regulation implemented to address climate change risk. Over time these changes may have an impact across a number of areas of accounting. However, as at the reporting sheet date, the Company believes there is no material impact on the balance sheet carrying values of assets or liabilities.

Application of new accounting standards

a)	Standards, interpretations and amendments effective from January 1, 2022 under IFRS-IASB, applied by the Company in the preparation of these Consolidated Financial Statements:

The applications of these amendments have not had any impact on these financial statements.

b)	Standards, interpretations and amendments published by the IASB that will be effective for periods beginning on or after January 1, 2023:

The Company does not anticipate any significant impact on the Consolidated Financial Statements derived from the application of the new standards and amendments that will be effective for annual periods beginning on or after January 1, 2023, although it is currently still in the process of evaluating such application.

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

a)	Controlled entities

Control is achieved when the Company:

●	Has power over the investee;
●	Is exposed, or has rights, to variable returns from its involvement with the investee; and
●	Has the ability to use its power to affect its returns.

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

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The results and assets and liabilities of associates and joint ventures are incorporated in these financial statements using the equity method of accounting. Under the equity method, an investment in an associate or joint venture is initially recognized in the statement of financial position at fair value and adjusted thereafter to recognize changes in Atlantica´s share of net assets of the associate or joint venture since the acquisition date. Any goodwill relating to the associate or joint venture is included in the carrying amount of the investment and is not tested for impairment separately.

Controlled entities, associates and joint ventures included in these financial statements as of December 31, 2022 and 2021 are set out in appendices.

2.3. Contracted concessional, Property, Plant and Equipment (PP&E) and other intangible assets

The assets accounted for by the Company as contracted concessional assets under IFRIC 12 (either intangible model or financial model), as PP&E under IAS 16 or as other intangible assets under IAS 38 or under IFRS 16 (as “Lessee” or “Lessor”), include renewable energy assets, transmission lines, efficient natural gas assets and water plants.

a)	Contracted concessional assets under IFRIC 12

The infrastructure used in a concession accounted for under IFRIC 12 can be classified as an intangible asset or a financial asset, depending on the nature of the payment entitlements established in the agreement. The application of IFRIC 12 requires extensive judgement in relation to, among other factors, (i) the identification of certain infrastructures and contractual agreements in the scope of IFRIC 12, (ii) an understanding of the nature of the payments in order to determine the classification of the infrastructure as a financial asset or as an intangible asset and (iii) the timing and recognition of revenue from construction and concessionary activity.

Under the terms of contractual arrangements within the scope of this interpretation, the operator shall recognize and measure revenue in accordance with IFRS 15 for the services it performs.

The useful life of these assets is approximately the same as the length of the concession arrangement.

Intangible assets

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

Allowance for expected credit losses (financial assets)

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

b)	Property, plant and equipment under IAS 16

Property, plant and equipment is measured at historical cost, including all expenses directly attributable to the acquisition, less depreciation and impairment losses, with the exception of land, which is presented net of any impairment losses. Such cost includes the cost of replacing part of the plant and equipment and borrowing costs for long-term installation projects if the recognition criteria are met. Repair and maintenance costs are recognized in profit or loss as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets.

The Company reviews the estimated residual values and expected useful lives of assets at least annually. In particular, the Company considers the impact of health, safety and environmental legislation in its assessment of expected useful lives and estimated residual values.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss when the asset is derecognized.

c)	Rights of use under IFRS 16

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Company as a lessee:

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Main right of use agreements correspond to land rights. The Company recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities (Note 2.11). The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

d)	Other intangible assets

Other intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Intangible assets are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

An intangible asset is derecognised upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss.

Research and development costs:

Research costs are expensed as incurred. Development expenditures on an individual project are recognised as an intangible asset when the Company can demonstrate:

-	the technical feasibility of completing the intangible asset so that the asset will be available for use or sale
-	its intention to complete and its ability and intention to use or sell the asset
-	how the asset will generate future economic benefits
-	the availability of resources to complete the asset
-	the ability to measure reliably the expenditure during development.

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete, and the asset is available for use. It is amortized over the period of expected future benefit. During the period of development, the asset is tested for impairment annually.

e)	Asset impairment

Atlantica reviews its contracted concessional assets to identify any indicators of impairment at least annually, except for ECL assessment for financial assets which is discussed above. When impairment indicators exist, the Company calculates the recoverable amount of the asset.

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

2.4. Revenue recognition

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

In the case of financial asset under IFRIC 12, the financial asset accounts for the payments to be received from the client over the residual life of the contract, discounted at a theoretical internal rate of return for the project. In each period, the financial asset is reduced by the amounts received from the client and increased by any capital expenditure that the project may incur and by the effect of unwinding the discount of the financial asset at the theoretical internal rate of return. The increase of the financial asset deriving from the unwinding of the discount of the financial asset is recorded as revenue in each period. Revenue will therefore differ from the actual billings made to the client in each period.

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

Transactions denominated in a currency different from the entity’s functional currency are translated into the entity’s functional currency applying the exchange rates in force at the time of the transactions. Foreign currency gains and losses that result from the settlement of these transactions and the translation of monetary assets and liabilities denominated in foreign currency at the year-end rates are recognized in the consolidated income statement, unless they are deferred in equity, as occurs with cash flow hedges and net investment in foreign operations hedges.

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

Ordinary shares are classified as equity. Any excess above the par value of shares received upon issuance of those shares is classified as share premium. Capital reserves is mainly the result of reductions of the share premium account which have increased distributable reserves.

Non-controlling interest represents interest of other partners in subsidiaries included in these Consolidated Financial Statements which are not fully owned by Atlantica as of the dates presented.

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

Such provisions are recognised when the obligation for dismantling, removing and restoring the site on which the plant is located, is incurred, which is usually during the construction period. The provision is measured in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” and is recorded as a liability under the heading “Grants and other liabilities” of the Financial Statements, and the corresponding entry as part of the cost of the plant under the heading “Contracted concessional assets.” The estimated future costs of dismantling are reviewed annually if conditions have changed and adjusted appropriately. The impact of changes in the estimate of future costs or in the timing of when such costs will be incurred, on the dismantling provision, is recorded against an increase or decrease of the cost of the plant.

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

The most critical accounting policies, which reflect significant management estimates and judgement to determine amounts in these Consolidated Financial Statements, are as follows:

Estimates:

-	Impairment of contracted concessional, PP&E and other intangible assets.

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The value in use calculation is based on a discounted cash flow model, which is sensitive to the discount rate used as well as projected cash-flows (Note 6).

The significant assumptions which required substantial estimates used in management’s impairment calculation are discount rates and projections considering real data based on contract terms and projected changes in selling prices, energy generation and costs.

-	Recoverability of deferred tax assets.

Deferred tax assets are recognised for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management estimates are required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits together with future tax planning strategies (Note 18).

-	Fair value of derivative financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of estimate is required in establishing fair values. Estimates include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments.

-	Fair value of identifiable assets and liabilities arising from a business combination

The assets acquired and liabilities assumed on a business combination are recognised at the fair values of the underlying items. The estimates that have a significant risk of causing a material adjustment to the carrying amounts of the assets and liabilities are the ones considered when performing impairment review of operating assets (see above).

Judgements:

-	Assessment of assets agreements.

By evaluating the terms and conditions of each assets agreement, the Company determines the accounting category to which the asset belongs, e.g. IAS 16, IFRIC 12 or IFRS 16 (Note 2.3.).

-	Assessment of control.

Judgement is required in determining the nature of Atlantica´s interest in another entity and in determining if it has control, joint control or significant influence over it (Note 2.2.).

As of the date of preparation of these Consolidated Financial Statements, no relevant changes in the estimates made are anticipated and, therefore, no significant changes in the value of the assets and liabilities recognized at December 31, 2022, are expected.

Although these estimates and assumptions are being made using all available facts and circumstances, it is possible that future events may require management to amend such estimates and assumptions in future periods. Changes in accounting estimates are recognized prospectively, in accordance with IAS 8, in the consolidated income statement of the year in which the change occurs.

Note 3.- Financial risk management

Atlantica’s activities are exposed to various financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Risk is managed by the Company’s Risk Management and Finance Departments, which are responsible for identifying and evaluating financial risks quantifying them by project, region and company, in accordance with mandatory internal management rules. The internal management rules provide written policies for the management of overall risk, as well as for specific areas. The internal management policies of the Company also define the use of hedging instruments and derivatives and the investment of excess cash.

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

Interest rate risk arises when the Company’s activities are exposed to changes in interest rates, which arises from financial liabilities at variable interest rates. The main interest rate exposure for the Company relates to the variable interest rate with reference to the Libor, Euribor and SOFR. To minimize the interest rate risk, the Company primarily uses interest rate swaps and interest rate options (caps), which, in exchange for a fee, offer protection against an increase in interest rates. The Company does not use derivatives for speculative purposes.

As of December 31, 2022, approximately 92% of the Project debt of the Company and approximately 96% of the Corporate debt either has fixed interest rates or has been hedged with swaps or caps. The Revolving Credit Facility of the Company has variable interest rates and is not hedged (Note 14).

In connection with the interest rate derivative positions of the Company, the most significant impacts on these Consolidated Financial Statements are derived from the changes in EURIBOR, SOFR and LIBOR, which represent the reference interest rate for most of the debt of the Company. In the event that EURIBOR, SOFR and LIBOR had risen by 25 basis points as of December 31, 2022, with the rest of the variables remaining constant, the effect in the consolidated income statement would have been a loss of $1.3 million (a loss of $2.5 million in 2021 and a loss of $2.9 million in 2020) and a gain in hedging reserves of $18.4 million ($22.4 million in 2021 and $22.1 million in 2020). The gain in hedging reserves would be mainly due to an increase in the fair value of interest rate swaps designated as hedges.

A breakdown of the interest rates derivatives as of December 31, 2022 and 2021, is provided in Note 9.

-	Currency risk

The main cash flows in the entities included in these Consolidated Financial Statements are cash collections arising from long-term contracts with clients and debt payments arising from project finance repayment. Given that financing of the projects is typically closed in the same currency in which the contract with client is signed, a natural hedge exists for the main operations of the Company.

In addition, to further mitigate this exposure, the Company policy is to contract currency options with leading financial institutions, which guarantee a minimum Euro-U.S. dollar exchange rate on the net distributions expected from solar assets in Europe. The net Euro exposure is 100% hedged for the coming 12 months and 75% for the following 12 months on a rolling basis.

Although the Company hedges cash-flows in euros, fluctuations in the value of the euro in relation to the U.S. dollar may affect its operating results. For example, revenue in euro-denominated companies could decrease when translated to U.S. dollars at the average foreign exchange rate solely due to a decrease in the average foreign exchange rate, in spite of revenue in the original currency being stable. Fluctuations in the value of the South African rand, the Colombian peso and the Uruguayan peso with respect to the U.S. dollar may also affect the operating results of the Company. Apart from the impact of these translation differences, the exposure of the income statement of the Company to fluctuations of foreign currencies is limited, as the financing of projects is typically denominated in the same currency as that of the contracted revenue agreement.

b)	Credit risk

The Company considers that it has a limited credit risk with clients as revenues primarily derive from power purchase agreements with electric utilities and state-owned entities. In addition, the diversification by geography and business sector helps to diversify credit risk exposure by diluting the exposure of the Company to a single client.

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

The repayment profile of each project is established on the basis of the projected cash flow generation of the business. This ensures that sufficient financing is available to meet deadlines and maturities, which mitigates the liquidity risk significantly. In addition, the Company maintains a periodic communication with its lenders and regular monitoring of debt covenants and minimum ratios.

Corporate and Project debt repayment schedules are disclosed in Note 14 and 15, respectively.

Note 4.- Financial information by segment

Atlantica’s segment structure reflects how management currently makes financial decisions and allocates resources. Its operating and reportable segments are based on the following geographies where the contracted concessional assets are located: North America, South America and EMEA. In addition, based on the type of business, as of December 31, 2022, the Company had the following business sectors: Renewable energy, Efficient natural gas and Heat, Transmission lines and Water.

Atlantica’s Chief Operating Decision Maker (CODM), which is the CEO, assesses the performance and assignment of resources according to the identified operating segments. The CODM considers the revenue as a measure of the business activity and the Adjusted EBITDA as a measure of the performance of each segment. Adjusted EBITDA is calculated as profit/(loss) for the year attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest, income tax expense, financial expense (net), depreciation, amortization and impairment charges of entities included in these Consolidated Financial Statements and depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of Atlantica’s equity ownership).

In order to assess performance of the business, the CODM receives reports of each reportable segment using revenue and Adjusted EBITDA. Net interest expense evolution is assessed on a consolidated basis. Financial expense and amortization are not taken into consideration by the CODM for the allocation of resources.

In the year ended December 31, 2022, Atlantica had three customers with revenues representing more than 10% of total revenue, two in the renewable energy and one in the efficient natural gas and heat business sectors. In the year ended December 31, 2021, Atlantica had one customer with revenues representing more than 10% of the total revenue, in the renewable energy business sector.

a)	The following tables show Revenues and Adjusted EBITDA by operating segments and business sectors for the years 2022, 2021 and 2020:

	Revenue			Adjusted EBITDA
	For the year ended December 31,			For the year ended December 31,
Geography	2022	2021	2020	2022	2021	2020
North America	405,047	395,775	330,921	309,988	311,803	279,365
South America	166,441	154,985	151,460	126,551	119,547	120,023
EMEA	530,541	660,989	530,879	360,561	393,038	396,735
Total	1,102,029	1,211,749	1,013,260	797,100	824,388	796,123

	Revenue			Adjusted EBITDA
	For the year ended December 31,			For the year ended December 31,
Business sectors	2022	2021	2020	2022	2021	2020
Renewable energy	821,377	928,525	753,089	588,016	602,583	576,285
Efficient natural gas & Heat	113,591	123,692	111,030	84,560	99,935	101,006
Transmission lines	113,273	105,680	106,042	88,010	83,635	87,272
Water	53,788	53,852	43,099	36,514	38,235	31,560
Total	1,102,029	1,211,749	1,013,260	797,100	824,388	796,123

The reconciliation of segment Adjusted EBITDA with the profit/(loss) attributable to the parent company is as follows:

	For the year ended December 31,
	2022	2021	2020
Profit/(loss) attributable to the Company	(5,443)	(30,080)	11,968
Profit attributable to non-controlling interests	3,356	19,162	4,906
Income tax expense/(income)	(9,689)	36,220	24,877
Financial expense, net	310,934	340,892	331,810
Depreciation, amortization, and impairment charges	473,638	439,441	408,604
Depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of Atlantica’s equity ownership)	24,304	18,753	13,958
Total segment Adjusted EBITDA	797,100	824,388	796,123

b)	The assets and liabilities by geography and business sector at the end of 2022 and 2021 are as follows:

Assets and liabilities by geography as of December 31, 2022:

	North America	South America	EMEA	Balance as of December 31, 2022
Assets allocated
Contracted concessional, PP&E and other intangible assets	3,167,490	1,241,879	3,073,889	7,483,259
Investments carried under the equity method	210,704	4,450	44,878	260,031
Other current financial assets	118,385	31,136	46,373	195,893
Cash and cash equivalents (project companies)	187,568	85,697	266,557	539,822
Subtotal allocated	3,684,147	1,363,162	3,431,697	8,479,005
Unallocated assets
Other non-current assets				325,893
Other current assets (including cash and cash equivalents at holding company level)				296,013
Subtotal unallocated				621,906
Total assets				9,100,911

	North America	South America	EMEA	Balance as of December 31, 2022
Liabilities allocated
Long-term and short-term project debt	1,713,125	841,906	1,998,021	4,553,052
Grants and other liabilities	994,874	25,031	232,608	1,252,513
Subtotal allocated	2,707,999	866,937	2,230,629	5,805,565
Unallocated liabilities
Long-term and short-term corporate debt				1,017,200
Other non-current liabilities				313,328
Other current liabilities				175,771
Subtotal unallocated				1,506,299
Total liabilities				7,311,864
Equity unallocated				1,789,047
Total liabilities and equity unallocated				3,295,346
Total liabilities and equity				9,100,911

Assets and liabilities by geography as of December 31, 2021:

	North America	South America	EMEA	Balance as of December 31, 2021
Assets allocated
Contracted concessional, PP&E and other intangible assets	3,355,669	1,231,276	3,434,623	8,021,568
Investments carried under the equity method	253,221	-	41,360	294,581
Other current financial assets	135,224	28,155	44,000	207,379
Cash and cash equivalents (project companies)	171,744	74,149	287,655	533,548
Subtotal allocated	3,915,858	1,333,580	3,807,638	9,057,076
Unallocated assets
Other non-current assets				268,876
Other current assets (including cash and cash equivalents at holding company level)				425,978
Subtotal unallocated				694,854
Total assets				9,751,930

	North America	South America	EMEA	Balance as of December 31, 2021
Liabilities allocated
Long-term and short-term project debt	1,792,739	887,497	2,355,957	5,036,193
Grants and other liabilities	1,051,679	14,445	197,620	1,263,744
Subtotal allocated	2,844,418	901,942	2,553,577	6,299,937
Unallocated liabilities
Long-term and short-term corporate debt				1,023,071
Other non-current liabilities				532,312
Other current liabilities				148,005
Subtotal unallocated				1,703,388
Total liabilities				8,003,325
Equity unallocated				1,748,605
Total liabilities and equity unallocated				3,451,993
Total liabilities and equity				9,751,930

Assets and liabilities by business sectors as of December 31, 2022:

	Renewable energy	Efficient natural gas & Heat	Transmission lines	Water	Balance as of December 31, 2022
Assets allocated
Contracted concessional, PP&E and other intangible assets	6,035,091	485,431	800,067	162,670	7,483,259
Investments carried under the equity method	203,420	10,034	4,450	42,128	260,031
Other current financial assets	6,706	116,366	30,582	42,240	195,893
Cash and cash equivalents (project companies)	392,577	73,673	48,073	25,498	539,822
Subtotal allocated	6,637,794	685,504	883,172	272,536	8,479,005
Unallocated assets
Other non-current assets					325,893
Other current assets (including cash and cash equivalents at holding company level)					296,013
Subtotal unallocated					621,906
Total assets					9,100,911

	Renewable energy	Efficient natural gas & Heat	Transmission lines	Water	Balance as of December 31, 2022
Liabilities allocated
Long-term and short-term project debt	3,442,625	440,999	582,689	86,739	4,553,052
Grants and other liabilities	1,211,878	32,138	6,040	2,457	1,252,513
Subtotal allocated	4,654,503	473,137	588,729	89,196	5,805,565
Unallocated liabilities
Long-term and short-term corporate debt					1,017,200
Other non-current liabilities					313,328
Other current liabilities					175,771
Subtotal unallocated					1,506,299
Total liabilities					7,311,864
Equity unallocated					1,789,047
Total liabilities and equity unallocated					3,295,346
Total liabilities and equity					9,100,911

Assets and liabilities by business sectors as of December 31, 2021:

	Renewable energy	Efficient natural gas & Heat	Transmission lines	Water	Balance as of December 31, 2021
Assets allocated
Contracted concessional, PP&E and other intangible assets	6,533,408	517,247	805,987	164,926	8,021,568
Investments carried under the equity method	240,302	15,358	-	38,921	294,581
Other current financial assets	10,761	128,461	27,813	40,344	207,379
Cash and cash equivalents (project companies)	442,213	25,392	44,574	21,369	533,548
Subtotal allocated	7,226,684	686,458	878,374	265,560	9,057,076
Unallocated assets
Other non-current assets					268,876
Other current assets (including cash and cash equivalents at holding company level)					425,978
Subtotal unallocated					694,854
Total assets					9,751,930

	Renewable energy	Efficient natural gas & Heat	Transmission lines	Water	Balance as of December 31, 2021
Liabilities allocated
Long-term and short-term project debt	3,857,313	478,724	602,278	97,878	5,036,193
Grants and other liabilities	1,244,346	11,212	5,795	2,391	1,263,744
Subtotal allocated	5,101,659	489,936	608,073	100,269	6,299,937
Unallocated liabilities
Long-term and short-term corporate debt					1,023,071
Other non-current liabilities					532,312
Other current liabilities					148,005
Subtotal unallocated					1,703,388
Total liabilities					8,003,325
Equity unallocated					1,748,605
Total liabilities and equity unallocated					3,451,993
Total liabilities and equity					9,751,930

c)	The amount of depreciation, amortization and impairment charges recognized for the years ended December 31, 2022, 2021 and 2020 are as follows:

	For the year ended December 31,
Depreciation, amortization and impairment by geography	2022	2021	2020
North America	(182,159)	(152,946)	(197,643)
South America	(80,039)	(57,214)	(39,191)
EMEA	(211,440)	(229,281)	(171,770)
Total	(473,638)	(439,441)	(408,604)

	For the year ended December 31,
Depreciation, amortization and impairment by business sectors	2022	2021	2020
Renewable energy	(434,042)	(432,138)	(350,785)
Efficient natural gas & Heat	(5,430)	23,910	(26,563)
Transmission lines	(32,466)	(31,286)	(30,889)
Water	(1,700)	73	(367)
Total	(473,638)	(439,441)	(408,604)

Note 5.- Business combinations

For the year ended December 31, 2022

On January 17, 2022, the Company closed the acquisition of Chile TL4, a 63-mile transmission line and 2 substations in Chile for a total equity investment of $38.4 million. Atlantica has control over Chile TL4 under IFRS 10, Consolidated Financial Statements. The acquisition of Chile TL4 has been accounted for in these Consolidated Financial Statements in accordance with IFRS 3, Business Combinations. Chile TL4 is included within the Transmission Lines sector and the South America geography.

On April 4, 2022, the Company closed the acquisition of Italy PV 4, a 3.6 MW solar portfolio in Italy for a total equity investment of $3.7 million. Atlantica has control over Italy PV 4 under IFRS 10, Consolidated Financial Statements. The acquisition of Italy PV 4 has been accounted for in these Consolidated Financial Statements in accordance with IFRS 3, Business Combinations. Italy PV4 is included within the Renewable energy sector and the EMEA geography.

On September 2, 2022 the Company closed the acquisition of Chile PV 3, a 73 MW solar PV plant through its renewable energy platform in Chile for a total equity investment of $7.7 million. Atlantica has control over Chile PV 3 under IFRS 10, Consolidated Financial Statements. The acquisition of Chile PV 3 has been accounted for in these Consolidated Financial Statements in accordance with IFRS 3, Business Combinations, showing 65% of non-controlling interests. Chile PV 3 is included within the Renewable energy sector and the South America geography.

The fair value of assets and liabilities consolidated at the effective acquisition date is shown in aggregate on the basis that they are individually not significant in the following table:

Business combinations for the year ended December 31, 2022

Property, plant and equipment under IAS 16 (Note 6)	58,002
Rights of use under IFRS 16 (Lessee) or intangible assets under IAS 38 (Note 6)	16,993
Cash & cash equivalents	1,057
Other current assets	8,283
Non-current Project debt (Note 15)	(1,301)
Current Project debt (Note 15)	(148)
Other current and non-current liabilities	(18,919)
Non-controlling interests	(14,300)
Total net assets acquired at fair value	49,667
Asset acquisition – purchase price paid	(49,667)
Net result of business combinations	-

The purchase price equals the fair value of the net assets acquired.

The allocation of the purchase price is provisional as of December 31, 2022 and amounts indicated above may be adjusted during the measurement period to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized as of December 31, 2022. The measurement period will not exceed one year from the acquisition dates.

The amount of revenue contributed by the acquisitions performed during 2022 to the Consolidated Financial Statements of the Company for the year 2022 is $6.2 million, and the amount of profit after tax is $1.7 million. Had the acquisitions been consolidated from January 1, 2022, the consolidated statement of comprehensive income would have included additional revenue of $4.8 million and additional profit after tax of $1.7 million.

For the year ended December 31, 2021

On January 6, 2021, the Company completed its second investment through its Chilean renewable energy platform in a 40 MW solar PV plant, Chile PV 2, located in Chile, for approximately $5 million. Atlantica has control over Chile PV 2 under IFRS 10, Consolidated Financial Statements. The acquisition of Chile PV 2 had been accounted for in these Consolidated Financial Statements in accordance with IFRS 3, Business Combinations, showing 65% of non-controlling interests. Chile PV 2 is included within the Renewable energy sector and the South America geography.

On January 8, 2021, the Company completed the purchase of an additional 42.5% stake in Rioglass, a supplier of spare parts and services to the solar industry, increasing its stake from 15% to 57.5% and gaining control over the business under IFRS 10, Consolidated Financial Statements. The purchase price paid was $8.6 million, and the Company paid an additional $3.7 million (deductible from the final payment) for an option to acquire the remaining 42.5% under the same conditions until September 2021. On July 22, 2021, the Company exercised the option paying an additional $4.8 million, becoming the sole shareholder of the entity. Rioglass is included within the Renewable energy sector and the EMEA geography. The acquisition of Rioglass had been accounted for in these Consolidated Financial Statements in accordance with IFRS 3, Business Combinations.

On April 7, 2021, the Company closed the acquisition of Coso, a 135 MW renewable asset in California. The purchase price paid was $130 million. Atlantica has control over Coso under IFRS 10, Consolidated Financial Statements and its acquisition had been accounted for in these Consolidated Financial Statements in accordance with IFRS 3, Business Combinations. Coso is included within the Renewable energy sector and the North America geography.

On May 14, 2021, the Company closed the acquisition of Calgary District Heating, a district heating asset of approximately 55 MWt in Canada. The purchase price paid was approximately $22.9 million. The acquisition had been accounted for in these Consolidated Financial Statements in accordance with IFRS 3, Business Combinations. Calgary District Heating is included within the Efficient natural gas and Heat sector and the North America geography.

On August 6, 2021, the Company closed the acquisition of Italy PV 1 and Italy PV 2, two solar PV plants in Italy with a combined capacity of 3.7 MW for a total equity investment of $9 million. The acquisition had been accounted for in these Consolidated Financial Statements in accordance with IFRS 3, Business Combinations. These assets are included within the Renewable energy sector and the EMEA geography.

On November 25, 2021, the Company closed the acquisition of La Sierpe, a 20 MW solar PV plant in Colombia for a total equity investment of approximately $23.5 million. The acquisition had been accounted for in these Consolidated Financial Statements in accordance with IFRS 3, Business Combinations. La Sierpe is included within the Renewable energy sector and the South America geography.

On December 14, 2021, the Company closed the acquisition of Italy PV 3, a 2.5 MW solar asset in Italy for a total equity investment of approximately $4.0 million. The acquisition had been accounted for in these Consolidated Financial Statements in accordance with IFRS 3, Business Combinations. Italy PV 3 is included within the Renewable Energy sector and the EMEA geography.

The fair value of assets and liabilities consolidated at the effective acquisition date is shown in aggregate under Other on the basis that they are individually not significant in the following table:

	Business combinations for the year ended December 31, 2021
	Coso	Other	Total
Property, plant and equipment under IAS 16 (Note 6)	383,153	137,426	520,579
Rights of use under IFRS 16 (Lessee) or intangible assets under IAS 38 (Note 6)	-	22,149	22,149
Deferred tax asset (Note 18)	-	4,410	4,410
Other non-current assets	11,024	1,943	12,967
Cash & cash equivalents	6,363	14,649	21,012
Other current assets	14,378	46,632	61,010
Non-current Project debt (Note 15)	(248,544)	(39,808)	(288,352)
Current Project debt (Note 15)	(13,415)	(25,366)	(38,781)
Deferred tax liabilities (Note 18)	-	(4,910)	(4,910)
Other current and non-current liabilities	(22,959)	(64,922)	(87,881)
Non-controlling interests	-	(8,287)	(8,287)
Total net assets acquired at fair value	130,000	83,916	213,916
Asset acquisition – purchase price paid	(130,000)	(80,868)	(210,868)
Fair value of previously held 15% stake in Rioglass	-	(3,048)	(3,048)
Net result of business combinations	-	-	-

The purchase price equalled the fair value of the net assets acquired.

The amount of revenue contributed by the acquisitions performed during 2021 to the Consolidated Financial Statements of the Company for the year 2021 was $163.5 million, and the amount of profit after tax was $0.8 million. Had the acquisitions been consolidated from January 1, 2021, the consolidated statement of comprehensive income would have included additional revenue of $17.7 million and additional profit after tax of $3.3 million.

The provisional period for the purchase price allocation of all the businesses acquired in 2021 closed during the year 2022 and did not result in significant adjustments to the initial amounts recognized.

Note 6.- Contracted concessional, PP&E and other intangible assets

The Company has assets recorded as intangible or financial assets in accordance with IFRIC 12, property plant and equipment in accordance with IAS 16 and right of use assets under IFRS 16 or intangible assets under IAS 38.
For further details on the application of IFRIC 12 to assets of the Company, see Appendix III.

The following table shows the movements of assets included in the heading “Contracted Concessional, PP&E and other intangible assets” for 2022:

Cost	Financial assets under IFRIC 12	Financial assets under IFRS 16 (Lessor)	Intangible assets under IFRIC 12	Right of use assets under IFRS 16 (Lessee) and intangible assets under IAS 38	Property, plant and equipment under IAS 16	Total assets
Total as of January 1, 2022	874,525	2,843	9,202,539	100,109	839,119	11,019,135
Additions	-	-	32,941	4,155	80,196	117,292
Subtractions	-	(57)	(499)	(1,350)	(8,655)	(10,561)
Business combinations (Note 5)	-	-	-	16,993	58,002	74,995
Currency translation differences	1,760	1	(261,536)	(4,531)	(21,006)	(285,312)
Reclassification and other movements	(58,115)	-	2,798	(6,200)	8,950	(52,567)
Total cost, as of December 31, 2022	818,170	2,787	8,976,243	109,176	956,606	10,862,982

Depreciation, amortization and impairment	Financial assets under IFRIC 12	Financial assets under IFRS 16 (Lessor)	Intangible assets under IFRIC 12	Right of use assets under IFRS 16 (Lessee) and intangible assets under IAS 38	Property, plant and equipment under IAS 16	Total assets
Total as of January 1, 2022	(62,889)	-	(2,769,345)	(21,578)	(143,755)	(2,997,567)
Additions	(6,560)	-	(398,639)	(6,419)	(64,306)	(475,924)
Subtractions	-	-	-	859	7,643	8,502
Currency translation differences	(108)	-	79,206	822	5,346	85,266
Total depreciation, amortization and impairment, as of December 31, 2022	(69,557)	-	(3,088,778)	(26,316)	(195,072)	(3,379,723)

Total net book value, as of December 31, 2022	748,613	2,787	5,887,465	82,860	761,534	7,483,259

The decrease in the contracted concessional assets cost is primarily due to the lower value of the Euro denominated assets since the exchange rate of the Euro decreased against the U.S. dollar since December 31, 2021, that more than offsets the increase resulting from business combinations and the additions for the year that primarily correspond to investments in operating concessional assets and assets under development or construction. The increase in accumulated depreciation, amortization and impairment is primarily due to the amortization charge for the year and the impairment registered in Solana, Chile PV1 and Chile PV2 (see further explanation below).

The decrease included in “Reclassification and other movement” is mainly due to the reclassification from the long to the short term of the current portion of the contracted concessional financial assets.
The following table shows the movements of assets included in the heading “Contracted Concessional, PP&E and other intangible assets” for 2021:

Cost	Financial assets under IFRIC 12	Financial assets under IFRS 16 (Lessor)	Intangible assets under IFRIC 12	Right of use assets under IFRS 16 (Lessee) and intangible assets under IAS 38	Property, plant and equipment under IAS 16	Total assets
Total as of January 1, 2021	936,837	2,941	9,467,309	80,030	336,920	10,824,037
Additions	922	442	40,383	3,639	13,024	58,410
Subtractions	-	-	(348)	(16)	(21,266)	(21,630)
Business combinations (Note 5)	-	-	-	22,149	519,931	542,080
Currency translation differences	(9,519)	(540)	(334,497)	(5,693)	(20,029)	(370,278)
Reclassification and other movements	(53,715)	-	29,692	-	10,539	(13,484)
Total cost, as of December 31, 2021	874,525	2,843	9,202,539	100,109	839,119	11,019,135

Depreciation, amortization and impairment	Financial assets under IFRIC 12	Financial assets under IFRS 16 (Lessor)	Intangible assets under IFRIC 12	Right of use assets under IFRS 16 (Lessee) and intangible assets under IAS 38	Property, plant and equipment under IAS 16	Total assets
Total as of January 1, 2021	(87,689)	-	(2,442,520)	(16,171)	(122,239)	(2,668,619)
Additions	(418)	-	(424,181)	(6,370)	(29,392)	(460,361)
Reversal of impairment	24,929	-	-	-	-	24,929
Currency translation differences	289	-	97,356	963	7,876	106,484
Total depreciation, amortization and impairment, as of December 31, 2021	(62,889)	-	(2,769,345)	(21,578)	(143,755)	(2,997,567)

Total net book value, as of December 31, 2021	811,636	2,843	6,433,194	78,531	695,364	8,021,568

The increase in the contracted concessional assets cost was primarily due to business combinations for a total amount of $542 million (Note 5), partially offset by the lower value of the Euro denominated assets since the exchange rate of the Euro decreased against the U.S. dollar since December 31, 2020.

This increase was mainly offset by the depreciation and amortization charge for the year and the impairment registered in Solana (see further explanation below).

The decrease included in “Reclassification and other movement” was mainly due to the reclassification from the long to the short term of the current portion of the contracted concessional financial assets.

Solana triggering event of impairment

Considering the continued delays in the works and replacements that the Company is carrying out in the storage system at Solana and their impact on production in 2022, as well as an increase in the discount rate, the Company identified an impairment triggering event, in accordance with IAS 36, Impairment of assets. As a result, an impairment test has been performed using historical level of output (generation), which resulted in the recording of an impairment loss of $41 million in 2022 ($43 million in 2021).

The impairment has been recorded within the line “Depreciation, amortization and impairment charges” of the consolidated income statement, decreasing the amount of intangible assets under IFRIC 12 pertaining to the Renewable energy sector and the North America geography. The recoverable amount considered is the value in use and amounts to $881 million for Solana, as of December 31, 2022 ($943 million as of December 31, 2021). A specific discount rate has been used in each year considering changes in the debt/equity leverage ratio over the useful life of this project, resulting in the use of a range of pre-tax  discount rates between 5.9% and 6.3% in 2022 (between 4.9% and 5.9% in 2021).

An adverse change in the key assumptions which are individually used for the valuation could lead to future impairment recognition; specifically, a 5% decrease in generation over the entire remaining useful life (PPA) of the project would generate an additional impairment of approximately $59 million. An increase of 50 basis points in the discount rate would lead to an additional impairment of approximately $33 million.

Chile PV1 and Chile PV2 triggering event of impairment

Considering that expected electricity prices in Chile over the remaining useful life of Chile PV1 and Chile PV2 have recently decreased and are currently lower than the prices assumed at the time of the acquisition, the Company identified an impairment triggering event, in accordance with IAS 36, Impairment of assets. As a result, an impairment test has been performed which resulted in the recording of an impairment loss of $8 million for Chile PV1 and $12 million for Chile PV2 in 2022.

The impairment has been recorded within the line “Depreciation, amortization and impairment charges” of the consolidated income statement, decreasing the amount of Property, plant and equipment under IAS 16 pertaining to the Renewable energy sector and the South America geography. The recoverable amount considered is the value in use and amounts to $58 million for Chile PV1 and $22 million for Chile PV2, as of December 31, 2022. A specific discount rate has been used in each year considering changes in the debt/equity leverage ratio over the useful life of these projects, resulting in the use of a range of pre-tax discount rates between 7.5% and 8.4% for Chile PV1 and 7.5% and 8.3% for Chile PV2.

An adverse change in the key assumptions which are individually used for the valuation could lead to future impairment recognition; specifically, a 5% decrease in electricity prices over the entire remaining useful life of these projects would generate an additional total impairment of approximately $5 million. An increase of 50 basis points in the discount rate would lead to an additional total impairment of approximately $3 million.

The Company did not identify any other triggering event of impairment of its contracted concessional assets as of December 31, 2022 and 2021.

Expected credit losses

The impairment provision based on the expected credit losses on contracted concessional financial assets, calculated in accordance with IFRS 9, Financial instruments, increased by $7 million in the year ended December 31, 2022, (decreased by $25 million in the year ended December 31, 2021, primarily in ACT, following an improvement of its client’s credit risk metrics), primarily in ACT.

Note 7.- Investments carried under the equity method

The table below shows the breakdown and the movement of the investments held in associates and joint ventures for 2022 and 2021:

Investments in associates and joint ventures	2022	2021
Initial balance	294,581	116,614
Share of profit	21,465	12,304
Distributions	(57,537)	(36,877)
Acquisitions	4,901	202,345
Others (incl. currency translation differences)	(3,379)	195
Final balance	260,031	294,581

In November 2022, Atlantica closed the acquisition of a 49% interest, with joint control, in Chile PMGD, an 80 MW portfolio of solar PV assets in Chile, which is currently starting construction (Note 1). Chile PMGD is accounted for in these Consolidated Financial Statements using the equity method as per IAS 28 – Investments in Associates.

The decrease in investments carried under the equity method in 2022, is primarily due to the distributions received by AYES Canada from Amherst Island Partnership for $20.9 million ($17.7 million in 2021), distributions from Vento II for $32.6 million ($14.8 million in 2021) and from Honaine for $4.0 million ($4.4 million in 2021), partially offset by the share of profit of associates for $21.5 million ($12.3 million in 2021) and the investment made in Chile PMGD in November, 2022 for $4.5 million. A significant portion of the distributions received from Amherst Island Partnership are distributed by the Company to Algonquin Power Co. (Note 13).

The tables below show a breakdown of stand-alone amounts of assets, revenues and profit and loss as well as other information of interest for the years 2022 and 2021 for the entities carried under the equity method:

Company	% Shares of the Company	Non- current assets	Current assets	Project debt	Other non- current liabilities	Other current liabilities	Revenue	Operating profit/ (loss)	Net profit/ (loss)	Investment under the equity method
2007 Vento II, LLC (1)	49.00	435,029	14,198	-	57,596	11,515	103,362	42,662	40,992	181,735
Windlectric Inc (2)	30.00	278,504	3,338	-	167,519	43,227	24,996	10,560	(15)	18,935
Myah Bahr Honaine, S.P.A.(3)	25.50	150,623	66,246	43,579	18,902	4,257	55,267	33,374	26,768	42,128
Pemcorp SAPI de CV (4)	30.00	138,931	112,352	159,382	90,474	4,328	45,625	1,680	(17,747)	10,034
Pectonex, R.F. Proprietary Limited	50.00	2,045	-	-	-	1	-	(168)	(168)	1,411
Evacuación Valdecaballeros, S.L.	57.16	15,551	1,020	-	13,635	232	860	(60)	(89)	858
Evacuación Villanueva del Rey, S.L.	40.02	2,317	12	-	1,386	111	-	57	-	-
Liberty Infraestructuras S.L.	20.00	93	283	-	-	37	-	-	(22)	29
Akuo Atlantica PMGD Holding S.P.A. (5)	49.00	14,814	2,828	-	8,755	326	-	-	(348)	4,450
Fontanil Solar, S.L.U.	25.00	117	7	-	99	24	-	(1)	(2)	229
Murum Solar, S.L.U.	25.00	228	8	-	180	59	-	(1)	(5)	222
As of December 31, 2022										260,031

Company	% Shares of the Company	Non- current assets	Current assets	Project Debt	Other non- current liabilities	Other current liabilities	Revenue	Operating profit/ (loss)	Net profit/ (loss)	Investment under the equity method
2007 Vento II, LLC (1)	49.00	459,037	13,511	-	62,387	10,259	104,461	34,216	32,806	195,952
Windlectric Inc (2)	30.00	310,751	11,036	-	207,404	38,126	24,008	10,442	152	41,911
Myah Bahr Honaine, S.P.A.(3)	25.50	151,830	59,020	51,721	18,142	3,293	53,450	33,935	24,899	38,922
Pemcorp SAPI de CV (4)	30.00	127,892	117,083	146,931	101,439	2,925	40,166	6,561	(6,522)	15,358
Pectonex, R.F. Proprietary Limited	50.00	2,356	-	-	-	1	-	(186)	(186)	1,495
Evacuación Valdecaballeros, S.L.	57.16	17,185	976	-	15,022	156	938	(63)	(93)	923
Evacuación Villanueva del Rey, S.L.	40.02	2,637	63	-	1,601	172	-	59	-	-
Liberty Infraestructuras S.L.	20.00	238	46	-	-	5	-	(54)	(54)	21
As of December 31, 2021										294,581

The Company has no control over Evacuación Valdecaballeros, S.L. as all relevant decisions of this company require the approval of a minimum of shareholders accounting for more than 75% of the shares.

None of the associated companies referred to above is a listed company.

(1) 2007 Vento II, LLC, is the holding company of a 596 MW portfolio of wind assets in the U.S., 49% owned by Atlantica since June 16, 2021, and accounted for under the equity method in these Consolidated Financial Statements (Note 1). Share of profit of 2007 Vento II, LLC. included in these Consolidated Financial Statements amounts to $20.1 million in 2022 and $8.4 million in 2021.

(2) Windlectric Inc., the project entity, is 100% owned by Amherst Island Partnership which is accounted for under the equity method in these Consolidated Financial Statements.

(3) Myah Bahr Honaine, S.P.A., the project entity, is 51% owned by Geida Tlemcen, S.L. which is accounted for using the equity method in these Consolidated Financial Statements. Geida Tlemcen, S.L. is 50% owned by Atlantica. Share of profit of Myah Bahr Honaine S.P.A. included in these Consolidated Financial Statements amounts to $6.8 million in 2022 and $6.4 million in 2021.

(4) Pemcorp SAPI de CV, Monterrey´s project entity, is 100% owned by Arroyo Netherlands II B.V. which is accounted for under the equity method in these Consolidated Financial Statements. Arroyo Netherlands II B.V. is 30% owned by Atlantica. Share of profit of Pemcorp SAPI de CV included in these Consolidated Financial Statements amounts to a loss of $5.3 million in 2022 and a loss of $2.0 million in 2021.

(5) Akuo Atlantica PMGD Holding S.P.A. is the holding company of a 80 MW portfolio of solar PV assets in Chile, which is currently starting construction, 49% owned by Atlantica, with joint control since November 2022 and accounted for under the equity method in these Consolidated Financial Statements.

Note 8.- Financial instruments by category

Financial instruments, in addition to financial assets included within Contracted concessional, PP&E and other intangible assets disclosed in Note 6, are primarily deposits, derivatives, trade and other receivables and loans. Financial instruments by category (current and non-current), reconciled with the statement of financial position as of December 31, 2022 and 2021 are as follows:

	Notes	Amortized cost	Fair value through other comprehensive income	Fair value through profit or loss	Balance as of December 31, 2022
Derivative assets	9	-	-	97,381	97,381
Investment in Ten West Link		-	15,959	-	15,959
Financial assets under IFRIC 12 (short-term portion) (*)		186,841	-	-	186,841
Trade and other receivables	11	200,334	-	-	200,334
Cash and cash equivalents	12	600,990	-	-	600,990
Other financial assets		71,949	-	-	71,949
Total financial assets		1,060,114	15,959	97,381	1,173,454

Corporate debt (**)	14	1,017,200	-	-	1,017,200
Project debt (**)	15	4,553,052	-	-	4,553,052
Trade and other current liabilities	17	140,230	-	-	140,230
Derivative liabilities	9	-	-	16,847	16,847
Total financial liabilities		5,710,482	-	16,847	5,727,329

	Notes	Amortized cost	Fair value through other comprehensive income	Fair value through profit or loss	Balance as of December 31, 2021
Derivative assets	9	-	-	12,960	12,960
Investment in Ten West Link		-	14,459	-	14,459
Financial assets under IFRIC 12 (short-term portion) (*)		188,912	-	-	188,912
Trade and other receivables	11	307,143	-	-	307,143
Cash and cash equivalents	12	622,689	-	-	622,689
Other financial assets		87,657	-	-	87,657
Total financial assets		1,206,401	14,459	12,960	1,233,820

Corporate debt (**)	14	1,023,071	-	-	1,023,071
Project debt (**)	15	5,036,193	-	-	5,036,193
Trade and other current liabilities	17	113,907	-	-	113,907
Derivative liabilities	9	-	-	223,453	223,453
Total financial liabilities		6,173,171	-	223,453	6,396,624

(*) The long-term portion of Financial assets under IFRIC 12 is included within the line Contracted concessional, PP&E and other intangible assets (Note 6).
(**) The percentage of Corporate and Project debt at fixed interest or hedged is 96% and 92% respectively as of December 31, 2022 (99% and 92% respectively as of December 31, 2021).

Other financial assets as of December 31, 2022 and as of December 31, 2021 include among others, a loan to Monterrey (Note 7) and restricted cash for repairs or scheduled major maintenance work.

Investment in Ten West Link is a 12.5% interest in a 114-mile transmission line in the U.S., currently under construction.

Note 9.- Derivative financial instruments

The breakdowns of the fair value amount of the derivative financial instruments as of December 31, 2022 and 2021 are as follows:

	Balance as of December 31, 2022		Balance as of December 31, 2021
	Assets	Liabilities	Assets	Liabilities
Interest rate cash flow hedge	94,192	12,159	9,550	206,763
Foreign exchange derivatives instruments	3,189	-	3,410	-
Notes conversion option (Note 14)	-	4,688	-	16,690
Total	97,381	16,847	12,960	223,453

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

The notional amounts hedged, strikes contracted and maturities, depending on the characteristics of the debt on which the interest rate risk is being hedged, can be diverse. As of December 31, 2022, approximately 92% of the Project debt and 96% of the Corporate debt of the Company either has fixed interest rates or has been hedged with swaps or caps (92% and 99%, respectively, as of December 31, 2021).

The table below shows a breakdown of the maturities of notional amounts of interest rate cash flow hedge derivatives as of December 31, 2022 and 2021.

Notionals	Balance as of December 31, 2022		Balance as of December 31, 2021
	Assets	Liabilities	Assets	Liabilities
Up to 1 year	245,147	47,029	71,386	106,191
Between 1 and 2 years	310,393	102,476	304,930	240,197
Between 2 and 3 years	217,498	112,855	262,973	271,350
Subsequent years	659,186	280,016	217,989	860,777
Total	1,432,224	542,376	857,278	1,478,515

The table below shows a breakdown of the maturity of the fair values of interest rate cash flow hedge derivatives as of December 31, 2022 and 2021:

Fair value	Balance as of December 31, 2022		Balance as of December 31, 2021
	Assets	Liabilities	Assets	Liabilities
Up to 1 year	10,868	(991)	678	(15,039)
Between 1 and 2 years	17,860	(2,189)	1,810	(33,670)
Between 2 and 3 years	12,257	(2,851)	2,268	(39,834)
Subsequent years	53,208	(6,128)	4,794	(118,220)
Total	94,192	(12,159)	9,550	(206,763)

The net amount of the fair value of interest rate derivatives designated as cash flow hedges transferred to the consolidated income statement in 2022 is a loss of $38,187 thousand (loss of $58,292 thousand in 2021 and a loss of $58,381 thousand in 2020).

The after-tax result accumulated in equity in connection with derivatives designated as cash flow hedges at the years ended December 31, 2022 and 2021, amount to a $345,567 thousand gain and a $171,272 thousand gain, respectively.

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

Finally, the conversion option of the Green Exchangeable Notes issued in July 2020 (Note 14) is recorded as a derivative with a fair value (liability) of $5 million as of December 31, 2022 ($17 million as of December 31, 2021).

Note 10.- Related parties

The related parties of the Company are primarily Algonquin and its subsidiaries, non-controlling interests (Note 13), entities accounted for under the equity method (Note 7) and Directors and the Senior Management of the Company.

Details of balances with related parties as of December 31, 2022 and 2021 are as follows:

	As of December 31,	Receivables (current)	Receivables (non- current)	Payables (current)	Payables (non- current)
Entities accounted for under the equity method:		$000	$000	$000	$000
Arroyo Netherland II B.V	2022	1,097	17,006	-	-
	2021	10,000	15,768	-	-
Amherst Island Partnership	2022	-	-	-	-
	2021	6,279	-	-	-
Other	2022	127	-	-	-
	2021	-	-	-	-

Non controlling interest:
Algonquin	2022	-	-	4,762	-
	2021	198	-	6,144	-
JGC Corporation	2022	-	-	-	6,088
	2021	2,910	-	-	-
Industrial Development Corporation of South Africa and Community Trust	2022	-	-	-	-
	2021	-	-	3,309	-
Other	2022	-	-	21	-
	2021	-	-	41	5
Total	2022	1,224	17,006	4,783	6,088
	2021	19,387	15,768	9,494	5

Receivables with Arroyo Netherland II B.V, the holding company of Pemcorp SAPI de CV, Monterrey´s project entity (Note 7), correspond to the short and long term portion of the loan that was granted at acquisition date of the project and accrues an interest of Libor plus 6.31%.

As of December 2021, Current receivable included a dividend to be collected from Amherst Island Partnership and a credit from Solacor 1 and 2 to JGC Corporation that was cancelled in 2022.

Current payables primarily include the dividend to be paid by AYES Canada to Algonquin. The Current payable as of December 2021 with Industrial Development Corporation of South Africa and Community Trust corresponded to the residual amount of the loan granted by the non-controlling interests to Kaxu during the construction period which has been repaid during 2022.

Non-current payables with JGC Corporation as of December 2022 include a subordinated debt with Solacor 1 and Solacor 2 that accrues an interest of Euribor plus 2.5% and with maturity date in 2037.

The transactions carried out by entities included in these Consolidated Financial Statements with related parties for the years ended December 31, 2022, 2021 and 2020 have been as follows:

		Financial income	Financial expense
Entities accounted for under the equity method:		$000	$000
Arroyo Netherland II B.V	2022	1,275	-
	2021	2,061	-
	2020	2,001	-
Non controlling interest:

Other	2022	23	(65)
	2021	8	(97)
	2020	16	(155)
Total	2022	1,298	(65)
	2021	2,069	(97)
	2020	2,017	(155)

The total amount of the remuneration received by the Board of Directors of the Company, including the CEO, amounts to $5.7 million in 2022 ($4.6 million in 2021), including $0.9 million of annual bonus ($1.1 million in 2021) and $3.0 million of long-term award vested in 2022 ($1.9 million in 2021). The increase of the total remuneration in 2022 is mainly due to the increase of the long-term awards, as a result of the vesting in 2022 of a portion of the share options awarded from 2019 to 2022 and the increase of Atlantica’s share price from the date of such awards being granted. None of the directors received any pension remuneration in 2022 nor 2021.

Note 11.- Trade and other receivables

Trade and other receivable as of December 31, 2022 and 2021, consist of the following:

	Balance as of December 31,
	2022	2021
Trade receivables	125,437	227,343
Tax receivables	45,680	59,350
Prepayments	11,827	9,342
Other accounts receivable	17,390	11,108
Total	200,334	307,143

The decrease in trade receivables is primarily due to payments received from the Spanish state-owned regulator, Comision Nacional de los Mercados y de la Competencia or “CNMC”, in the solar assets of the Company in Spain and from Pemex in ACT. In Spain, the assets of the Company have collected revenue in 2022 in line with the parameters corresponding to the regulation in place at the beginning of the year, as the new parameters became final on December 14, 2022, while revenue was recorded in accordance with these new parameters (Note 1). The amounts collected “in excess” in 2022 have started to be regularized in 2023.

As of December 31, 2022, and 2021, the fair value of trade and other accounts receivable does not differ significantly from its carrying value.

Trade receivables in foreign currency as of December 31, 2022 and 2021, are as follows:

	Balance as of December 31,
	2022	2021
Euro	4,088	65,854
South African Rand	23,416	24,513
Chilean peso	5,037	3,386
Other	3,974	9,944
Total	36,515	103,697

The decrease in trade receivables in Euro as of December 31, 2022 is primarily due to the improvement in the collection of receivables from the CNMC.

Note 12.- Cash and cash equivalents

The following table shows the detail of Cash and cash equivalents as of December 31, 2022 and 2021:

	Balance as of December 31,
	2022	2021
Cash at bank and on hand - non restricted	393,430	368,381
Cash at bank and on hand - restricted	207,560	254,308
Total	600,990	622,689

Cash includes funds held to satisfy the customary requirements of certain non-recourse debt agreements within the Company´s projects (Note 15) amounting to $208 million as of December 31, 2022 ($254 million as of December 31, 2021).

The following breakdown shows the main currencies in which cash and cash equivalent balances are denominated:

	Balance as of December 31,
Currency	2022	2021
U.S. dollar	309,756	318,071
Euro	217,675	230,136
South African Rand	36,137	38,268
Mexican Peso	4,010	4,926
Algerian Dinar	24,727	21,156
Others	8,685	10,132
Total	600,990	622,689

Note 13.- Equity

As of December 31, 2022, the share capital of the Company amounts to $11,605,513 ($11,240,297 as of December 31, 2021) represented by 116,055,126 ordinary shares (112,402,973 shares as of December 31, 2021) fully subscribed and disbursed with a nominal value of $0.10 each, all in the same class and series. Each share grants one voting right.

Algonquin owns 42.2% of the shares of the Company and is its largest shareholder as of December 31, 2022. Algonquin’s voting rights and rights to appoint directors are limited to 41.5% and the difference between Algonquin´s ownership and 41.5% will vote replicating non-Algonquin’s shareholders’ vote.

On December 11, 2020, the Company closed an underwritten public offering of 5,069,200 ordinary shares, including 661,200 ordinary shares sold pursuant to the full exercise of the underwriters’ over-allotment option, at a price of $33 per new share. Gross proceeds were approximately $167 million. Given that the offering was issued through a subsidiary in Jersey, which became wholly owned by the Company at closing, and subsequently liquidated, the premium on issuance was credited to a merger reserve account (Capital reserves), net of issuance costs, for $161 million. Additionally, Algonquin committed to purchase 4,020,860 ordinary shares in a private placement in order to maintain its previous equity ownership of 44.2% in the Company. The private placement closed on January 7, 2021. Gross proceeds were approximately $133 million ($131 million net of issuance costs).

During the first quarter of 2021, the Company changed the accounting treatment applied to its existing long-term incentive plans granted to employees from cash-settled to equity-settled in accordance with IFRS 2, Share-based Payment, as a result of incentives being settled in shares. The liability recognized for the rights vested by the employees under such plans at the date of this change, was reclassified to equity within the line “Accumulated deficit” for approximately $9 million. The settlement in shares was approved by the Board of Directors on February 26, 2021, and the Company issued 141,482 new shares to its employees up to December 31, 2021, to settle a portion of these plans. During the year 2022, the Company issued 228,560 new shares under such incentive plans.

On August 3, 2021, the Company established an “at-the-market program” and entered into a distribution agreement with J.P. Morgan Securities LLC, as sales agent, under which the Company may offer and sell from time to time up to $150 million of its ordinary shares. The Company also entered into an agreement with Algonquin pursuant to which the Company has offered Algonquin the right but not the obligation, on a quarterly basis, to purchase a number of ordinary shares to maintain its percentage interest in Atlantica at the average price of the shares sold under the distribution agreement in the previous quarter (the “ATM Plan Letter Agreement”). On February 28, 2022, the Company established a new “at-the-market program” and entered into a distribution agreement with BofA Securities, MUFG and RBC Capital Markets, as its sales agents, under which the Company may offer and sell from time to time up to $150 million of its ordinary shares. Upon entry into the distribution agreement, the Company terminated its prior “at-the-market program” established on August 3, 2021 and the related distribution agreement dated such date, entered into with J.P. Morgan Securities LLC. During the year 2022, the Company sold 3,423,593 shares (1,613,079 shares during the year 2021) at an average market price of $33.57 ($38.43 in 2021) pursuant to its distribution agreement, representing net proceeds of $114 million ($61 million in 2021). Pursuant to the ATM Plan Letter Agreement, the Company delivers a notice to Algonquin quarterly in order for them to exercise their rights thereunder.

Atlantica´s reserves as of December 31, 2022 are made up of share premium account and capital reserves. The share premium account reduction by $200 million during the year 2021, increasing capital reserves by the same amount, was made effective upon the confirmation received from the High Court in the UK, pursuant to the Companies Act 2006.

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

Non-controlling interests fully relate to interests held by JGC in Solacor 1 and Solacor 2, by Idae in Seville PV, by Itochu Corporation in Solaben 2 and Solaben 3, by Algerian Energy Company, SPA and Sacyr Agua S.L. in Skikda, by Algerian Energy Company, SPA in Tenes, by Industrial Development Corporation of South Africa (IDC) and Kaxu Community Trust in Kaxu, by Algonquin Power Co. in AYES Canada, and by partners of the Company in the Chilean renewable energy platform in Chile PV 1, Chile PV 2 and Chile PV 3.

Additional information of subsidiaries including material non-controlling interests as of December 31, 2022 and 2021, is disclosed in Appendix IV.

Dividends declared during the year 2022 by the Board of Directors of the Company were as follows:

Declared	Payable	Amount ($) per share
February 28, 2023	March 25, 2023	0.445
November 8, 2022	December 15, 2022	0.445
August 2, 2022	September 15, 2022	0.445
May 5, 2022	June 15, 2022	0.44
February 25, 2022	March 25, 2022	0.44

Dividends declared during the year 2021 by the Board of Directors of the Company were as follows:

Declared	Payable	Amount ($) per share
November 9, 2021	December 15, 2021	0.435
July 30, 2021	September 15, 2021	0.43
May 4, 2021	June 15, 2021	0.43
February 26, 2021	March 22, 2021	0.42

In addition, the Company declared dividends and distributions to non-controlling interests, primarily to Algonquin (interests in Amherst through AYES Canada, see Note 7) for $20.4 million in 2022 ($17.3 million in 2021), JGC for $10.4 million in 2022 ($0.5 million in 2021), Algerian Energy Company for $5.4 million in 2022 ($6.6 million in 2021), IDC and Kaxu Community Trust for $5.8 million in 2022 (nill in 2021) and Itochu for $3.5 million in 2022 ($5.7 million in 2021).

As of December 31, 2022 and December 31, 2021, there was no treasury stock and there have been no transactions with treasury stock during the years then ended.

Note 14.- Corporate debt

The breakdown of the corporate debt as of December 31, 2022 and 2021 is as follows:

	Balance as of December 31,
	2022	2021
Non-current	1,000,503	995,190
Current	16,697	27,881
Total Corporate debt	1,017,200	1,023,071

On July 20, 2017, the Company signed a credit facility (the “2017 Credit Facility”) for up to €10 million ($10.7 million), which is available in euros or U.S. dollars. Amounts drawn down accrue interest at a rate per year equal to EURIBOR plus 2% or LIBOR plus 2%, depending on the currency, with a floor of 0% on the LIBOR and EURIBOR. As of December 31, 2022, $6.4 million has been drawn down ($8.2 million as of December 31, 2021). As of December 31, 2021, the credit facility maturity was July 1, 2023. On July 1, 2022, the maturity has been extended to July 1, 2024.

On May 10, 2018, the Company entered into the Revolving Credit Facility for $215 million with a syndicate of banks. Amounts drawn down accrue interest at a rate per year equal to (A) for Eurodollar rate loans, Term SOFR, plus a Term SOFR Adjustment equal to 0.10% per annum, plus a percentage determined by reference to the leverage ratio of the Company, ranging between 1.60% and 2.25% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus ½ of 1.00%, (ii) the U.S. prime rate and (iii) Term SOFR plus 1.00%, in any case, plus a percentage determined by reference to the leverage ratio of the Company, ranging between 0.60% and 1.00%. Letters of credit may be issued using up to $100 million of the Revolving Credit Facility. During 2019, the amount of the Revolving Credit Facility increased from $215 million to $425 million. In the first quarter of 2021, the Company increased the amount of the Revolving Credit Facility from $425 million to $450 million. On May 5, 2022, the maturity was extended to December 31, 2024. On December 31, 2022, $30 million were drawn down (nill as of December 31, 2021). On December 31, 2022, the Company issued letters of credit for $35 million ($10 million as of December 31, 2021). As of December 31, 2022, therefore, $385 million of the Revolving Credit Facility were available ($440 million as of December 31, 2021).

On April 30, 2019, the Company entered into the Note Issuance Facility 2019, a senior unsecured note facility with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of €268 million ($287 million), with maturity date on April 30, 2025. Interest accrued at a rate per annum equaled to the sum of 3-month EURIBOR plus 4.50%. The interest rate on the Note Issuance Facility 2019 was fully hedged by an interest rate swap resulting in the Company paying a net fixed interest rate of 4.24%. The Note Issuance Facility 2019 was fully repaid on June 4, 2021, and subsequently delisted from the Official List of The International Stock Exchange.

On October 8, 2019, the Company filed a euro commercial paper program (the “Commercial Paper”) with the Alternative Fixed Income Market (MARF) in Spain. The program had an original maturity of twelve months and has been extended for annual periods until October 2023. The program allows Atlantica to issue short term notes over the next twelve months for up to €50 million ($54 million), with such notes having a tenor of up to two years. As of December 31, 2022, the Company had €9.3 million ($9.9 million) issued and outstanding under the program at an average cost of 2.21% (€21.5 million, or $24.4 million, as of December 31, 2021).

On April 1, 2020, the Company closed the secured 2020 Green Private Placement for €290 million ($310 million). The private placement accrues interest at an annual 1.96% interest rate, payable quarterly and has a June 2026 maturity.

On July 8, 2020, the Company entered into the Note Issuance Facility 2020, a senior unsecured financing with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of  $150 million which is denominated in euros (€140 million). The Note Issuance Facility 2020 was issued on August 12, 2020, interest accrues at a rate per annum equal to the sum of the 3-month EURIBOR plus a margin of 5.25% with a floor of 0% for the EURIBOR, payable quarterly and has a maturity of seven years from the closing date. The Company have entered into a cap at 0% for the EURIBOR with 3.5 years maturity to hedge the variable interest rate risk.

On July 17, 2020, ASI Jersey Ltd, a subsidiary of the Company issued the Green Exchangeable Notes for $100 million in aggregate principal amount of 4.00% convertible bonds due in 2025. On July 29, 2020, the Company closed an additional $15 million aggregate principal amount of the Green Exchangeable Notes. The notes mature on July 15, 2025 and bear interest at a rate of 4.00% per annum. The initial exchange rate of the notes is 29.1070 ordinary shares per $1,000 principal amount of notes, which is equivalent to an initial exchange price of $34.36 per ordinary share. Noteholders may exchange their notes at their option at any time prior to the close of business on the scheduled trading day immediately preceding April 15, 2025, only during certain periods and upon satisfaction of certain conditions. On or after April 15, 2025, noteholders may exchange their notes at any time. Upon exchange, the notes may be settled, at the election of the Company, into Atlantica ordinary shares, cash or a combination thereof. The exchange rate is subject to adjustment upon the occurrence of certain events.

As per IAS 32, “Financial Instruments: Presentation”, the conversion option of the Green Exchangeable Notes is an embedded derivative classified within the line “Derivative liabilities” of these Consolidated Financial Statements (Note 9). It was initially valued at the transaction date for $10 million, and prospective changes to its fair value are accounted for directly through the profit and loss statement. The principal element of the Green Exchangeable Notes, classified within the line “Corporate debt” of these Consolidated  Financial Statements, is initially valued as the difference between the consideration received from the holders of the instrument and the value of the embedded derivative, and thereafter, at amortized cost using the effective interest method as per IFRS 9, Financial Instruments.

On December 4, 2020, the Company entered into a loan with a bank for €5 million ($5.4 million). This loan accrues interest at a rate per year equal to 2.50%. The maturity date is December 4, 2025.

On May 18, 2021, the Company issued the Green Senior Notes due in 2028 in an aggregate principal amount of $400 million. The notes mature on May 15, 2028 and bear interest at a rate of 4.125% per annum payable on June 15 and December 15 of each year, commencing December 15, 2021.
On January 31, 2022, the Company entered into a loan with a bank for €5 million ($5.4 million). This loan accrues interest at a rate per year equal to 1.90%. The maturity date is January 31, 2026.

The repayment schedule for the corporate debt as of December 31, 2022 is as follows:

	2023	2024	2025	2026	2027	Subsequent years	Total
2017 Credit Facility	8	6,423	-	-	-	-	6,431
Revolving Credit Facility	112	29,387					29,499
Commercial Paper	9,937	-	-	-	-	-	9,937
2020 Green Private Placement	423	-	-	308,389	-	-	308,812
2020 Note Issuance Facility	-	-	-	-	147,257	-	147,257
Green Exchangeable Notes	2,107	-	107,055	-	-	-	109,162
Green Senior Note	964	-	-	-	-	395,060	396,024
Other bank Loans	3,146	3,122	3,124	686	-	-	10,078
Total	16,697	38,932	110,179	309,075	147,257	395,060	1,017,200

The repayment schedule for the corporate debt as of December 31, 2021 was as follows:

	2022	2023	2024	2025	2026	Subsequent years	Total
2017 Credit Facility	5	8,199	-	-	-	-	8,204
Commercial Paper	24,422	-	-	-	-	-	24,422
2020 Green Private Placement	359	-	-	-	327,081	-	327,440
2020 Note Issuance Facility	-	-	-	-	-	155,814	155,814
Green Exchangeable Notes	2,121	-	-	104,289	-	-	106,410
Green Senior Note	963	-	-	-	-	394,155	395,118
Bank Loan	11	1,895	1,895	1,862	-	-	5,663
Total	27,881	10,094	1,895	106,151	327,081	549,969	1,023,071

The following table details the movement in corporate debt for the years 2022 and 2021, split between cash and non-cash items:

Corporate Debt	2022	2021
Initial balance	1,023,071	993,725
Cash changes	(17,945)	14,754
Non-cash changes	12,074	14,592
Final balance	1,017,200	1,023,071

The non-cash changes primarily relate to interests accrued and to currency translation differences.

Note 15.- Project debt

This note shows the project debt linked to the assets included in Note 6 of these Consolidated Financial Statements.

Project debt is generally used to finance contracted assets, exclusively using as a guarantee the assets and cash flows of the company or group of companies carrying out the activities financed. In most of the cases, the assets and/or contracts are set up as a guarantee to ensure the repayment of the related financing. In addition, the cash of the Company´s projects includes funds held to satisfy the customary requirements of certain non-recourse debt agreements and other restricted cash for an amount of $208 million as of December 31, 2022 ($254 million as of December 31, 2021).

The variations in 2022 of project debt have been the following:

	Project debt - long term	Project debt - short term	Total
Balance as of December 31, 2021	4,387,674	648,519	5,036,193
Increases	39,161	230,320	269,481
Payments	(73,478)	(543,484)	(616,962)
Business combinations (Note 5)	1,301	148	1,449
Currency translation differences	(119,068)	(18,041)	(137,109)
Reclassifications	(9,072)	9,072	-
Balance as of December 31, 2022	4,226,518	326,534	4,553,052

The decrease in total project debt as of December 31, 2022 is primarily due to:

-	the repayment of project debt for the period in accordance with the financing arrangements; and

-	the lower value of debt denominated in Euros given the depreciation of the Euro against the U.S. dollar since December 31, 2021.

Interest accrued, which are included in Increases, were offset by a similar amount of interest paid during the year, included in Payments in the table above.

As of December 31, 2021, Kaxu total debt was presented as current in the Consolidated Financial Statements of the Company, for an amount of $314 million, in accordance with International Accounting Standards 1 (“IAS 1”), “Presentation of Financial Statements”, as a result of the existence of a theoretical event of default under the Kaxu project finance agreement. Since March 31, 2022, the Company has again an unconditional right to defer the settlement of the debt for at least more than twelve months, and therefore the debt previously presented as current in these Consolidated Financial Statements has been reclassified as non-current in accordance with the financing agreements (Note 1).

The variations in 2021 of project debt were the following:

	Project debt - long term	Project debt - short term	Total
Balance as of December 31, 2020	4,925,268	312,346	5,237,614
Increases	54,908	256,581	311,489
Payments	(85,259)	(564,603)	(649,862)
Business combinations (Note 5)	288,352	38,781	327,133
Currency translation differences	(140,502)	(49,679)	(190,181)
Reclassifications	(655,093)	655,093	-
Balance as of December 31, 2021	4,387,674	648,519	5,036,193

The decrease in total project debt as of December 31, 2021 were primarily due to:

-	the repayment of project debt for the period in accordance with the financing arrangements; and

-	the lower value of debt denominated in Euros given the depreciation of the Euro against the U.S. dollar since December 31, 2020.

The decrease of project debt during the year 2021 was partially offset by the business combinations, being the acquisitions of Rioglass, Coso, Chile PV 2, Italy PV 1 and Italy PV 3 for a total amount of $327 million (Note 5).

Interest accrued, which are included in Increases, were offset by a similar amount of interest paid during the year, included in Payments in the table above.

The Kaxu project financing arrangement contains cross-default provisions related to Abengoa such that debt defaults by Abengoa, subject to certain threshold amounts and/or a restructuring process, could trigger a default under the Kaxu project financing arrangement. The insolvency filing by the individual company Abengoa S.A. in February 2021 represented a theoretical event of default under the Kaxu project finance agreement. In September 2021, the Company obtained a waiver for such theoretical event of default and it was extended until April 30, 2022 and was subject to the lenders receiving certain documentation from the Company. Although the Company did not expect the acceleration of debt to be declared by the credit entities, as of December 31, 2021 Kaxu did not have what International Accounting Standards define as an unconditional right to defer the settlement of the debt for at least twelve months, as the cross-default provisions make that right conditional. Therefore, Kaxu total debt, previously presented as non-current as of December 31, 2020, was presented as current in the Consolidated Financial Statements of the Company as of December 31, 2021 for an amount of $314 million (Note 1).

The repayment schedule for project debt in accordance with the financing arrangements as of December 31, 2022, is as follows and is consistent with the projected cash flows of the related projects:

2023		2024	2025	2026	2027	Subsequent years	Total
Interest payment	Nominal repayment
15,053	311,481	323,731	442,920	358,444	504,954	2,596,469	4,553,052

The repayment schedule for project debt in accordance with the financing arrangements and assuming there would be no acceleration at the Kaxu debt as of December 31, 2021, was as follows and was consistent with the projected cash flows of the related projects:

2022		2023	2024	2025	2026	Subsequent years	Total
Interest payment	Nominal repayment
18,017	317,388	355,956	369,528	498,712	411,514	3,065,078	5,036,193

The following table details the movement in project debt for the years 2022 and 2021, split between cash and non-cash items:

Project Debt	2022	2021
Initial balance	5,036,193	5,237,614
Cash changes	(636,343)	(636,831)
Non-cash changes	153,202	435,410
Final balance	4,553,052	5,036,193

The non-cash changes primarily relate to interest accrued, currency translation differences and the business combinations for the year.

The equivalent in U.S. dollars of the foreign currency-denominated project debts held by the Company is as follows:

	Balance as of December 31,
Currency	2022	2021
Euro	1,633,790	1,942,903
South African Rand	277,492	314,471
Algerian Dinar	86,739	97,877
Total	1,998,021	2,355,251

All of the Company’s financing agreements have a carrying amount close to its fair value.
Note 16.- Grants and other liabilities

Grants and other liabilities as of December 31, 2022 and December 31, 2021 are as follows:

	Balance as of December 31,
	2022	2021
Grants	911,593	970,557
Other liabilities and provisions	340,920	293,187
Dismantling provision	140,595	124,593
Lease liabilities	63,076	59,219
Accruals on Spanish market prices differences	91,884	74,795
Other	45,365	34,580
Grant and other non-current liabilities	1,252,513	1,263,744

As of December 31, 2022, the amount recorded in Grants corresponds primarily to the ITC Grant awarded by the U.S. Department of the Treasury to Solana and Mojave for a total amount of $610 million ($642 million as of December 31, 2021), which was primarily used to fully repay the Solana and Mojave short-term tranche of the loan with the Federal Financing Bank. The amount recorded in Grants as a liability is progressively recorded as other income over the useful life of the asset.

The remaining balance of the “Grants” account corresponds to loans with interest rates below market rates for Solana and Mojave for a total amount of $299 million ($326 million as of December 31, 2021). Loans with the Federal Financing Bank guaranteed by the Department of Energy for these projects bear interest at a rate below market rates for these types of projects and terms. The difference between proceeds received from these loans and its fair value, is initially recorded as “Grants” in the consolidated statement of financial position, and subsequently recorded in “Other operating income” starting at the entry into operation of the plants.

Total amount of income for these two types of grants for Solana and Mojave is $58.5 million and $58.7 million for the years ended December 31, 2022 and 2021, respectively (Note 20).

The “Accruals on Spanish market prices differences” corresponds to the payables related to the current high market prices in Spain at which the solar assets in Spain invoiced electricity up to December 31, 2022, as a result of a negative adjustment to the regulated revenues for the deviation from the estimated market prices used by the Administration in Spain, which is expected to be compensated over the remaining regulatory life of the solar assets of the Company.

The maturity of Other liabilities and provisions as of December 31, 2022 and 2021 is as follows:

As of December 31, 2022	Total	2023	2024 and 2025	2026 and 2027	Subsequent years
Other liabilities and provisions	340,920	-	46,489	41,428	253,003
Total	340,920	-	46,489	41,428	253,003

As of December 31, 2021	Total	2022	2023 and 2024	2025 and 2026	Subsequent years
Other liabilities and provisions	293,187	-	51,490	33,656	208,041
Total	293,187	-	51,490	33,656	208,041

Note 17.- Trade payables and other current liabilities

Trade payables and other current liabilities as of December 31, 2022 and 2021 are as follows:

	Balance as of December 31,
Item	2022	2021
Trade accounts payables	84,465	79,052
Down payments from clients	11,169	542
Other accounts payables	44,596	34,313
Total	140,230	113,907

Trade accounts payables mainly relate to the operation and maintenance of the plants.

Down payments from clients in 2022 primarily include the collections from the CNMC (Spanish solar assets), which have been in line with the parameters corresponding to the regulation in place at the beginning of the year, as the new parameters became final on December 14, 2022, while revenue was recorded in accordance with the new parameters (Note 1).

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

As of December 31, 2022, and 2021, the analysis of deferred tax assets and deferred tax liabilities is as follows:

Deferred tax assets	Balance as of December 31,
From	2022	2021
Net operating loss carryforwards (“NOL´s”)	442,415	323,115
Temporary tax non-deductible expenses	134,328	128,186
Derivatives financial instruments	3,461	55,217
Other	5,895	4,225
Total deferred tax assets	586,099	510,743

Deferred tax liabilities	Balance as of December 31,
From	2022	2021
Accelerated tax amortization	524,363	465,219
Other difference between tax and book value of assets	186,536	180,218
Derivatives financial instruments	19,034	-
Other	2,991	1,897
Total deferred tax liabilities	732,924	647,334

After offsetting deferred tax assets and deferred tax liabilities, where applicable, the resulting net amounts presented on the consolidated balance sheet are as follows:

Consolidated balance sheets classifications	Balance as of December 31,
	2022	2021
Deferred tax assets	149,656	172,268
Deferred tax liabilities	296,481	308,859
Net deferred tax liabilities	146,825	136,591

Most of the NOL´s recognized as deferred tax assets corresponds to the entities in the U.S., South Africa, Peru, Chile and Spain as of December 31, 2022 and 2021.

As of December 31, 2022, deferred tax assets for non-deductible expenses are primarily due to the temporary limitation of financial expenses deductibles for tax purposes in the solar plants in Spain for $94 million ($97 million as of December 31, 2021).

As of December 31, 2022, deferred tax liabilities for accelerated tax amortization are primarily in the U.S. assets for $274 million, the solar plants in Spain for $173 million and Kaxu for $63 million ($184 million, $186 million and $76 million as of December 31, 2021, respectively).

Deferred tax liabilities for other temporary differences between the tax and book value of contracted concessional assets relate primarily to ACT for $56 million, the U.S. entities for $51 million, the Peruvian entities for $37 million and the Chilean entities for $27 million as of December 31, 2022 ($72 million, $28 million, $34 million and $27 million as of December 31, 2021, respectively).

In relation to tax losses carryforwards and deductions pending to be used recorded as deferred tax assets, the entities evaluate their recoverability projecting forecasted taxable result for the upcoming years and taking into account their tax planning strategy. Deferred tax liabilities reversals are also considered in these projections, as well as any limitation established by tax regulations in force in each tax jurisdiction. Therefore, the carrying amount of deferred tax assets is reviewed at each annual closing date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are re-assessed at each annual closing date and are recognised to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered. In assessing the recoverability of deferred tax assets, Atlantica relies on projections of results over the useful life of the contracted concessional assets.

In addition, the Company has $361 million unrecognized net operating loss carryforwards as of December 31, 2022 ($346 million as of December 31, 2021), as it considers it is not probable that future taxable profits will be available against which these unused tax losses can be utilized.

The movements in deferred tax assets and liabilities during the years ended December 31, 2022 and 2021 were as follows:

Deferred tax assets	Amount
As of December 31, 2020	152,290
Increase/(decrease) through the consolidated income statement	46,855
Increase/(decrease) through other consolidated comprehensive income (equity)	(23,712)
Business combinations (Note 5)	4,410
Currency translation differences and other	(7,575)
As of December 31, 2021	172,268

Increase/(decrease) through the consolidated income statement	29,197
Increase/(decrease) through other consolidated comprehensive income (equity)	(46,344)
Currency translation differences and other	(5,465)
As of December 31, 2022	149,656

Deferred tax liabilities	Amount
As of December 31, 2020	260,923
Increase/(decrease) through the consolidated income statement	32,059
Business combinations (Note 5)	4,910
Currency translation differences and other	10,967
As of December 31, 2021	308,859

Increase/(decrease) through the consolidated income statement	(19,864)
Increase/(decrease) through other consolidated comprehensive income (equity)	17,608
Currency translation differences and other	(10,122)
As of December 31, 2022	296,481

Details of income tax for the years ended December 31, 2022, 2021 and 2020 are as follows:

	For the year ended December 31,
	2022	2021	2020
Current tax	(39,372)	(51,016)	(21,205)
Deferred tax	49,061	14,796	(3,672)
- relating to the origination and reversal of temporary differences	49,061	14,796	(3,672)
Total income tax (expense)/income	9,689	(36,220)	(24,877)

The reconciliation between the theoretical income tax resulting from applying an average statutory tax rate to profit before income tax and the actual income tax expense recognized in the consolidated income statements for the years ended December 31, 2022, 2021, and 2020, is as follows:

	For the year ended December 31,
	2022	2021	2020
Consolidated profit/(loss) before taxes	(11,776)	25,302	41,751
Average statutory tax rate	25%	25%	25%
Corporate income tax at average statutory tax rate	2,944	(6,326)	(10,438)
Income tax of associates, net	5,366	3,076	128
Differences in statutory tax rates	(4,296)	(3,359)	(94)
Unrecognized NOLs and deferred tax assets	(10,944)	(11,232)	(37,183)
Purchase of Liberty Interactive’s equity interest in Solana	-	-	36,352
Other permanent differences	3,957	(4,052)	(8,895)
Other non-taxable income/(expense)	12,662	(14,327)	(4,747)
Corporate income tax	9,689	(36,220)	(24,877)

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

Uncertain tax positions as of December 31, 2022, 2021 and 2020 has been analysed by the Company in accordance with IFRIC 23 (uncertainty over income tax treatments). As a result of this analysis, the Company concluded that the risk of the uncertainties is remote and accordingly, the expectation is that these uncertainties would have an insignificant effect on the Consolidated Financial Statements.

Note 19.- Commitments, third-party guarantees, contingent assets and liabilities

Contractual obligations

The following tables show the breakdown of the third-party commitments and contractual obligations as of December 31, 2022 and 2021:

2022	Total	2023	2024 and 2025	2026 and 2027	Subsequent

Corporate debt (Note 14)	1,017,200	16,697	149,111	456,332	395,060
Loans with credit institutions (project debt) (Note 15)	3,595,671	273,556	666,875	755,269	1,899,972
Notes and bonds (project debt) (Note 15)	957,381	52,978	99,776	108,129	696,497
Purchase commitments*	823,856	96,847	154,344	107,909	464,755
Accrued interest estimate during the useful life of loans	1,821,915	264,626	477,936	383,347	696,006

2021	Total	2022	2023 and 2024	2025 and 2026	Subsequent

Corporate debt (Note 14)	1,023,071	27,881	11,989	433,232	549,969
Loans with credit institutions (project debt) (Note 15)	4,010,825	289,755	624,633	801,713	2,294,724
Notes and bonds (project debt) (Note 15)	1,025,368	45,650	100,850	108,512	770,355
Purchase commitments*	1,570,831	79,261	191,171	159,297	1,141,102
Accrued interest estimate during the useful life of loans	2,029,376	267,645	497,587	427,159	836,985

* Purchase commitments include lease commitments for lease arrangements accounted for under IFRS 16 for $112.0 million as of December 31, 2022 ($107.6 million as of December 31, 2021), of which $7.9 million is due within one year and $104.1 million thereafter as of December 31, 2022 ($7.3 million due within one year and $100.3 million thereafter as of December 31, 2021).

Third-party guarantees

As of December 31, 2022, the sum of bank guarantees and surety bonds deposited by the subsidiaries of the Company as a guarantee to third parties (clients, financial entities and other third parties) amounted to $88.0 million ($92.7 million as of December 31, 2021). In addition, Atlantica Sustainable Infrastructure plc or other holding entities on its behalf had outstanding guarantees amounting to $216.9 million as of December 31, 2022 ($174.2 million as of December 31, 2021), which correspond mainly to guarantees provided to off-takers in PPAs, guarantees for debt service reserve accounts and guarantees for points of access for renewable energy projects.

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

In addition, during 2021 and 2022, several lawsuits were filed related to the February 2021 winter storm in Texas against among others Electric Reliability Council of Texas (ERCOT), two utilities in Texas and more than 230 individual power generators, including Post Oak Wind, LLC, the project company owner of Lone Star I, one of the wind assets in Vento II where the Company currently has a 49% equity interest. The basis for the lawsuit is that the defendants failed to properly prepare for cold weather, including failure to implement measures and equipment to protect against cold weather, and failed to properly conduct their operations before and during the storm.

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

Note 20.- Employee benefit expenses and other operating income and expenses

Employee benefit expenses

The table below shows the employee benefit expenses and the average monthly number of employees for the years ended December 31, 2022, 2021 and 2020:

	For the year ended December 31,
	2022	2021	2020

Employee benefit expenses	80,232	78,758	54,464
Average monthly number of employees	874	655	441

The increase in employee benefit expenses in 2022 compared to 2021 is primarily due to the internalization of operation and maintenance services in some of the solar assets in Spain since June 2022 and of Kaxu since February 2022. The increase in 2021 compared to 2020 was primarily due to the acquisition of Rioglass and Coso made effective in January 2021 and April 2021, respectively.

Other operating income and expenses

The table below shows the detail of Other operating income and expenses for the years ended December 31, 2022, 2021 and 2020:

	For the year ended December 31,
Other operating income	2022	2021	2020

Grants	59,056	60,746	59,010
Insurance proceeds and other	21,726	13,925	40,515
Total	80,782	74,670	99,525

	For the year ended December 31,
Other operating expenses	2022	2021	2020
Raw materials and consumables used	(19,639)	(70,690)	(7,792)
Leases and fees	(11,512)	(9,332)	(2,531)
Operation and maintenance	(140,382)	(154,007)	(110,873)
Independent professional services	(38,894)	(39,177)	(40,193)
Supplies	(59,336)	(40,790)	(27,926)
Insurance	(45,756)	(45,429)	(37,638)
Levies and duties	(19,764)	(29,949)	(39,820)
Other expenses	(15,965)	(24,957)	(9,891)
Total	(351,248)	(414,330)	(276,666)

Grants income mainly relate to ITC cash grants and implicit grants recorded for accounting purposes in relation to the FFB loans with interest rates below market rates in Solana and Mojave projects (Note 16).

The decrease in other operating expenses in 2022, and specifically Raw materials and consumables used, is primarily due to a specific non-recurrent solar project of Rioglass which ended in October 2021.

Note 21.- Financial expense, net

The following table sets forth financial income and expenses for the years ended December 31, 2022, 2021 and 2020:

	For the year ended December 31,
Financial income	2022	2021	2020
Interest income from loans and credits	1,641	2,066	6,651
Interest rates benefits derivatives: cash flow hedges	3,928	689	401
Total	5,569	2,755	7,052

	For the year ended December 31,
Financial expenses	2022	2021	2020
Interest on loans and notes	(292,043)	(302,558)	(316,237)
Interest rates losses derivatives: cash flow hedges	(41,220)	(58,712)	(62,149)
Total	(333,263)	(361,270)	(378,386)

Financial interest income from loans and credits included in 2020 a non-monetary financial income of $3.8 million resulting from the refinancing of the debt of Cadonal.

Interest on loans and notes primarily include interest on corporate and project debt, which decrease in 2022 and 2021 compared to the previous year, primarily due to the repayment of project and corporate debt in accordance with the financing arrangements.

Losses from interest rate derivatives designated as cash flow hedges primarily correspond to transfers from equity to financial expense when the hedged item impacts the consolidated income statement. The decrease in 2022 compared to 2021 is due to an increase in the spot interest rates in 2022 compared to 2021, which implies lower interest payments on the derivatives instruments contracted.

Net exchange differences

Net exchange differences primarily correspond to realized and unrealized exchange gains and losses on transactions in foreign currencies as part of the normal course of the business of the Company. The increase in profit in 2022 is mainly due to the impact of foreign exchange caps instruments hedging the net cash flows of the Company in Euros, resulting from the appreciation of the U.S. dollar against the Euro.

Other financial income/(expense), net

The following table sets out Other financial income/(expense), net for the years 2022, 2021 and 2020:

	For the year ended December 31,
Other financial income/(expense), net	2022	2021	2020
Other financial income	27,938	32,321	162,290
Other financial losses	(21,435)	(16,571)	(121,415)
Total	6,503	15,750	40,875

Other financial income in 2022 include $6.2 million of income for non-monetary change to the fair value of derivatives of Kaxu for which hedge accounting is not applied, and $12.0 million income further to the change in the fair value of the conversion option of the Green Exchangeable Notes since December 2021 (Note 14). Residual items primarily relate to interest on deposits and loans, including non-monetary changes to the amortized cost of such loans. The decrease of other financial income in 2021 compared to the year 2020 is primarily due to the gain of $145 million further to the purchase of Liberty Interactive´s equity interest in Solana accounted for in 2020.

Other financial losses primarily include guarantees and letters of credit, other bank fees, non-monetary changes to the fair value of derivatives which hedge accounting is not applied and of financial instruments recorded at fair value through profit and loss, and non-monetary changes to the present value of provision and other long-term liabilities.

The decrease of other financial losses in 2021 compared to the year 2020 was primarily due to $73 million of financial expenses further to the refinancing of the Helios 1&2 debts accounted for in 2020 and a $16 million expense further to the change in the fair value of the conversion option of the Green Exchangeable Notes in 2020.

Note 22.- Earnings per share

Basic earnings per share have been calculated by dividing the profit/(loss) attributable to equity holders of the Company by the average number of outstanding shares.

Average number of outstanding diluted shares for the year 2022 has been calculated considering the potential issuance of 3,347,305 shares (3,347,305 shares as of December 31, 2021 and December 31, 2020) on the settlement of the Green Exchangeable Notes (Note 14) and the potential issuance of 596,681 shares (725,041 shares as of December 31, 2021) to Algonquin under the agreement signed on August 3, 2021, according to which Algonquin has the option, on a quarterly basis, to subscribe such number of shares to maintain its percentage in Atlantica in relation to the use of the ATM program (Note 13).

	For the year ended December 31,
Item	2022	2021	2020
Profit/(loss) attributable to Atlantica	(5,443)	(30,080)	11,968
Average number of ordinary shares outstanding (thousands) - basic	114,695	111,008	101,879
Average number of ordinary shares outstanding (thousands) - diluted	118,501	114,523	103,392
Earnings per share for the year (US dollar per share) - basic	(0.05)	(0.27)	0.12
Earnings per share for the year (US dollar per share) - diluted (*)	(0.05)	(0.27)	0.12

(*) The potential ordinary shares related to the Green Exchangeable Notes and the ATM program have not been considered in the calculation of diluted earnings per share for the years 2022 and 2021 as they have an antidilutive effect.

Note 23.- Other information

23.1 Restricted Net assets

Certain of the consolidated entities are restricted from remitting certain funds to Atlantica Sustainable Infrastructure plc. as a result of a number of regulatory, contractual or statutory requirements. These restrictions are mainly related to standard requirements to maintain debt service coverage ratios and other requirements from the financing arrangements. At December 31, 2022, the accumulated amount of the temporary restrictions for the entire restricted term of these affiliates was $286 million.

The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 12-04 and concluded the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2022. Therefore, separate financial statements of Atlantica Sustainable Infrastructure, plc. do not have to be presented.

23.2 Subsequent events

On February 22, 2023, the Company signed an agreement to terminate the operation and maintenance services performed by Abengoa to some of its solar assets in Spain. The transfer of employees from an Abengoa subsidiary to a Company’s subsidiary is expected to be effective on March 1, 2023.

On February 28, 2023, the Board of Directors of the Company approved a dividend of $0.445 per share, which is expected to be paid on March 25, 2023.

Appendices	Appendix I

Entities included in the Group as subsidiaries as of December 31, 2022

Company name	Project name	Registered address	% of	Business
ACT Energy México, S. de R.L. de C.V.	ACT	Santa Barbara (Mexico)	100.00	(2)
AC Renovables Sol 1 S.A.S.		Bogota D.C. (Colombia)	70.00	(3)
Agrisun, Srl.	Italy PV 1	Rome (Italy)	100.00	(3)
Alcala Sviluppo Solare S.r.l		Rovereto (Italy)	99.00	(3)
Atlantica North America, LLC		Delaware (United States)	100.00	(5)
Atlantica Infraestructura Sostenible, S.L.U		Seville (Spain)	100.00	(5)
Atlantica Perú, S.A.		Lima (Peru)	100.00	(5)
Atlantica Renewable Power Mexico de R.L. de C.V		Mexico D.F. (Mexico)	100.00	(5)
Atlantica Sustainable Infrastructure Jersey, Ltd		Jersey (United Kingdom)	100.00	(5)
Atlantica Newco Limited		Brentford (United Kingdom)	100.00	(5)
Atlantica DCR, LLC		Delaware (United States)	100.00	(5)
ASHUSA Inc.		Delaware (United States)	100.00	(5)
Atlantica South Africa (Pty) Ltd		Pretoria (South Africa)	100.00	(5)
Atlantica South Africa Operations Proprietary Limited Ltd		Upington (South Africa)	92.00	(3)
ASUSHI, Inc.		Delaware (United States)	100.00	(5)
Atlantica Hidro Colombia SPA		Bogota D.C. (Colombia)	15.00*	(4)
Atlantica Holdings USA LLC		Tempe (United States)	100.00	(5)
Atlantica Energia Sostenibile Italia, Srl.		Rome (Italy)	100.00	(5)
Atlantica Colombia S.A.S.		Bogota D.C. (Colombia)	100.00	(5)
Atlantica Chile SpA		Santiago de Chile (Chile)	100.00	(5)
Atlantica y Quartux Almacenamiento de Energía S.A.P.I. de C.V.		Mexico D.F. (Mexico)	60.00	(3)
Atlantica Solutions LLC		Tempe (United States)	100.00	(3)
ATN, S.A.	ATN	Lima (Peru)	100.00	(1)
ATN 4, S.A		Lima (Peru)	100.00	(1)
Atlantica Transmisión Sur, S.A.	ATS	Lima (Peru)	100.00	(1)
ACT Holdings, S.A. de C.V.		Mexico D.F. (Mexico)	100.00	(5)
Aguas de Skikda S.P.A.	Skikda	Dely Ibrahim (Algeria)	51.00	(4)
Arizona Solar One, LLC.	Solana	Delaware (United States)	100.00	(3)
ASI Operations LLC		Delaware (United States)	100.00	(3)
ASI Vento LLC		Tempe (United States)	100.00	(5)
ASO Holdings Company, LLC.		Delaware (United States)	100.00	(5)
Atlantica Investment Ltd.		Brentford (United Kingdom)	100.00	(5)
AYES International UK Ltd		Brentford (United Kingdom)	100.00	(5)
Atlantica Energia Sostenible España, S.L.		Seville (Spain)	100.00	(5)
ATN 2, S.A.	ATN 2	Lima (Peru)	100.00	(1)
AY Holding Uruguay, S.A.		Montevideo (Uruguay)	100.00	(5)
Atlantica Yield Energy Solutions Canada Inc.		Vancouver (Canada)	10.00*	(5)
Banitod, S.A.		Montevideo (Uruguay)	100.00	(5)
Befesa Agua Tenes		Seville (Spain)	100.00	(5)

BPC US Wind Corporation, Inc.		Tempe (United States)	100.00	(5)
Cadonal, S.A.	Cadonal	Montevideo (Uruguay)	100.00	(3)
Calgary District Heating, Inc	Calgary	Vancouver (Canada)	100.00	(2)
Carpio Solar Inversiones, S.A.		Seville (Spain)	100.00	(5)
CGP Holding Finance, LLC	Coso	Delaware (United States)	100.00	(3)
Chile PV I	Chile PV I	Santiago de Chile (Chile)	35.00*	(3)
Chile PV II	Chile PV II	Santiago de Chile (Chile)	35.00*	(3)
Chile PV III	Chile PV III	Santiago de Chile (Chile)	35.00*	(3)
Coropuna Transmisión, S.A.		Lima (Peru)	100.00	(1)
Day Ahead Solar LLC		Tempe (United States)	100.00	(3)
Ecija Solar Inversiones, S.A.		Seville (Spain)	100.00	(5)
Energía Renovable Dalia 1 SA de CV		San Luis Potosi (Mexico)	51.00	(3)
Energía Renovable Dalia 2 SA de CV		San Luis Potosi (Mexico)	51.00	(3)
Energía Renovable Dalia 3 SA de CV		San Luis Potosi (Mexico)	51.00	(3)
Estrellada, S.A.	Melowind	Montevideo (Uruguay)	100.00	(3)
Extremadura Equity Investments Sárl.		Luxembourg (Luxembourg)	100.00	(5)
Fotovoltaica Solar Sevilla, S.A.	Seville PV	Seville (Spain)	80.00	(3)
Geida Skikda, S.L.		Madrid (Spain)	67.00	(5)
Global Solar Participations Sarl		Luxembourg (Luxembourg)	100.00	(5)
Helioenergy Electricidad Uno, S.A.	Helioenergy 1	Seville (Spain)	100.00	(3)
Helioenergy Electricidad Dos, S.A.	Helioenergy 2	Seville (Spain)	100.00	(3)
Helios I Hyperion Energy Investments, S.A.	Helios 1	Seville (Spain)	100.00	(3)
Helios II Hyperion Energy Investments, S.A.	Helios 2	Seville (Spain)	100.00	(3)
Helios 2, S.R.L	Italy PV 4	Rome (Italy)	100.00	(3)
Hidrocañete S.A.	Mini-Hydro	Lima (Peru)	100.00	(3)
Hunucma Wind Power S.A. de C.V		Mexico D.F. (Mexico)	100.00	(3)
Hypesol Energy Holding, S.L.		Seville (Spain)	100.00	(5)
Hypesol Solar Inversiones, S.A		Seville (Spain)	100.00	(5)
Kaxu Solar One (Pty) Ltd.	Kaxu	Gauteng (South Africa)	51.00	(3)
Logrosán Equity Investments Sárl.		Luxembourg (Luxembourg)	100.00	(5)
Logrosán Solar Inversiones, S.A.		Seville (Spain)	100.00	(5)
Logrosán Solar Inversiones Dos, S.L.		Seville (Spain)	100.00	(5)
Mojave Solar Holdings, LLC.		Delaware (United States)	100.00	(5)
Mojave Solar LLC.	Mojave	Delaware (United States)	100.00	(3)
Montesejo Pianno, S.R.L.	Italy PV 3	Rome (Italy)	100.00	(3)
Mordor ES1 LLC		Tempe (United States)	100.00	(3)
Mordor ES2 LLC		Tempe (United States)	100.00	(3)
Nesyla, S.A	Albisu	Montevideo (Uruguay)	100.00	(3)
Overnight Solar LLC		Arizona (United States)	100.00	(3)
Palmatir S.A.	Palmatir	Montevideo (Uruguay)	100.00	(3)
Palmucho, S.A.	Palmucho	Santiago de Chile (Chile)	100.00	(1)
PA Renovables Sol 1 S.A.S.		Bogota D.C. (Colombia)	70.00	(3)
Parque Fotovoltaico La Tolua S.A.S	La Tolua	Bogota D.C. (Colombia)	100.00	(3)
Parque Solar Tierra Linda, S.A.S	Tierra Linda	Bogota D.C. (Colombia)	100.00	(3)
Parque Fotovoltaico La Sierpe S.A.S	La Sierpe	Bogota D.C. (Colombia)	100.00	(3)
Re Sole, Srl.	Italy PV 2	Rome (Italy)	100.00	(3)
Rilados S.A		Montevideo (Uruguay)	100.00	(3)

Rioglass Solar Holding, S.A.		Asturias (Spain)	100.00	(3)
RRHH Servicios Corporativos, S. de R.L. de C.V.		Santa Barbara (Mexico)	100.00	(5)
Sanlucar Solar, S.A.	PS-10	Seville (Spain)	100.00	(3)
SJ Renovables Sun 1 S.A.S.		Bogota D.C. (Colombia)	70.00	(3)
SJ Renovables Wind 1 S.A.S.		Bogota D.C. (Colombia)	70.00	(3)
Solaben Electricidad Uno S.A.	Solaben 1	Caceres (Spain)	100.00	(3)
Solaben Electricidad Dos S.A.	Solaben 2	Caceres (Spain)	70.00	(3)
Solaben Electricidad Tres S.A.	Solaben 3	Caceres (Spain)	70.00	(3)
Solaben Electricidad Seis S.A.	Solaben 6	Caceres (Spain)	100.00	(3)
Solaben Luxembourg S.A.		Luxembourg (Luxembourg)	100.00	(5)
Solacor Electricidad Uno, S.A.	Solacor 1	Seville (Spain)	87.00	(3)
Solacor Electricidad Dos, S.A.	Solacor 2	Seville (Spain)	87.00	(3)
Atlantica Corporate Resources, S.L		Seville (Spain)	100.00	(5)
Solar Processes, S.A.	PS-20	Seville (Spain)	100.00	(3)
Solnova Solar Inversiones, S.A.		Seville (Spain)	100.00	(5)
Solnova Electricidad, S.A.	Solnova 1	Seville (Spain)	100.00	(3)
Solnova Electricidad Tres, S.A.	Solnova 3	Seville (Spain)	100.00	(3)
Solnova Electricidad Cuatro, S.A.	Solnova 4	Seville (Spain)	100.00	(3)
Tenes Lilmiyah, S.P.A	Tenes	Dely Ibrahim (Algeria)	51.00	(4)
Transmisora Mejillones, S.A.	Quadra 1	Santiago de Chile (Chile)	100.00	(1)
Transmisora Melipeuco S.A.	Melipeuco	Santiago de Chile (Chile)	100.00	(1)
Transmisora Baquedano, S.A.	Quadra 2	Santiago de Chile (Chile)	100.00	(1)
VO Renovables SOL 1 S.A.S.		Bogota D.C. (Colombia)	70.00	(3)
White Rock Insurance (Europe) PCC Limited		Birkirkara (Malta)	100.00	(5)

(1)	Business sector: Transmission lines
(2)	Business sector: Efficient natural gas and Heat
(3)	Business sector: Renewable energy
(4)	Business sector: Water
(5)	Holding Company
*	Atlantica has control over these entities under IFRS 10, Consolidated Financial Statements.

The Appendices are an integral part of the Notes to the Consolidated Financial Statements.

Entities included in the Group as subsidiaries as of December 31, 2021

Company name	Project name	Registered address	% of nominal share	Business
ACT Energy México, S. de R.L. de C.V.	ACT	Santa Barbara (Mexico)	100.00	(2)
AC Renovables Sol 1 S.A.S.		Bogota D.C. (Colombia)	70.00	(3)
Agrisun, Srl.	Italy PV 1	Rome (Italy)	100.00	(3)
Atlantica Corporate Resources, S.L		Seville (Spain)	100.00	(5)
Atlantica North America, LLC		Delaware (United States)	100.00	(5)
Atlantica Infraestructura Sostenible, S.L.U		Seville (Spain)	100.00	(5)
Atlantica Perú, S.A.		Lima (Peru)	100.00	(5)
Atlantica Sustainable Infrastructure Jersey, Ltd		Jersey (United Kingdom)	100.00	(5)
Atlantica Newco Limited		Brentford (United Kingdom)	100.00	(5)
Atlantica DCR, LLC		Delaware (United States)	100.00	(5)
ASHUSA Inc.		Delaware (United States)	100.00	(5)
Atlantica South Africa (Pty) Ltd		Pretoria (South Africa)	100.00	(5)
ASUSHI, Inc.		Delaware (United States)	100.00	(5)
Atlantica Chile SpA		Santiago de Chile (Chile)	100.00	(5)
Atlantica Holdings USA LLC		Tempe (United States)	100.00	(5)
Atlantica Energia Sostenibile Italia, Srl.		Rome (Italy)	100.00	(5)
Atlantica Colombia S.A.S.		Bogota D.C. (Colombia)	100.00	(5)
ATN, S.A.	ATN	Lima (Peru)	100.00	(1)
ATN 4, S.A		Lima (Peru)	100.00	(1)
Atlantica Transmisión Sur, S.A.	ATS	Lima (Peru)	100.00	(1)
ACT Holdings, S.A. de C.V.		Mexico D.F. (Mexico)	100.00	(5)
Aguas de Skikda S.P.A.	Skikda	Dely Ibrahim (Algeria)	51.00	(4)
Arizona Solar One, LLC.	Solana	Delaware (United States)	100.00	(3)
ASI Operations LLC		Delaware (United States)	100.00	(3)
ASO Holdings Company, LLC.		Delaware (United States)	100.00	(5)
Atlantica Investment Ltd.		Brentford (United Kingdom)	100.00	(5)
AYES International UK Ltd		Brentford (United Kingdom)	100.00	(5)
Atlantica España O&M, S.L.		Seville (Spain)	100.00	(5)
ATN 2, S.A.	ATN 2	Lima (Peru)	100.00	(1)
AY Holding Uruguay, S.A.		Montevideo (Uruguay)	100.00	(5)
Atlantica Yield Energy Solutions Canada Inc.		Vancouver (Canada)	10.00*	(5)
Banitod, S.A.		Montevideo (Uruguay)	100.00	(5)
Befesa Agua Tenes		Seville (Spain)	100.00	(5)
BPC US Wind Corporation, Inc.		Tempe (United States)	100.00	(5)
Cadonal, S.A.	Cadonal	Montevideo (Uruguay)	100.00	(3)
Calgary District Heating, Inc	Calgary	Vancouver (Canada)	100.00	(2)
Carpio Solar Inversiones, S.A.		Seville (Spain)	100.00	(5)
Chile PV 1	Chile PV 1	Santiago de Chile (Chile)	35.00*	(3)
Chile PV 2	Chile PV 2	Santiago de Chile (Chile)	35.00*	(3)
CGP Holding Finance, LLC	Coso	Delaware (United States)	100.00	(3)
Coropuna Transmisión, S.A.		Lima (Peru)	100.00	(1)
Ecija Solar Inversiones, S.A.		Seville (Spain)	100.00	(5)
Estrellada, S.A.	Melowind	Montevideo (Uruguay)	100.00	(3)
Extremadura Equity Investments Sárl.		Luxembourg (Luxembourg)	100.00	(5)
Fotovoltaica Solar Sevilla, S.A.	Seville PV	Seville (Spain)	80.00	(3)
Geida Skikda, S.L.		Madrid (Spain)	67.00	(5)
Helioenergy Electricidad Uno, S.A.	Helioenergy 1	Seville (Spain)	100.00	(3)
Helioenergy Electricidad Dos, S.A.	Helioenergy 2	Seville (Spain)	100.00	(3)
Helios I Hyperion Energy Investments, S.A.	Helios 1	Seville (Spain)	100.00	(3)
Helios II Hyperion Energy Investments, S.A.	Helios 2	Seville (Spain)	100.00	(3)

Hidrocañete S.A.	Mini-Hydro	Lima (Peru)	100.00	(3)
Hypesol Energy Holding, S.L.		Seville (Spain)	100.00	(5)
Hypesol Solar Inversiones, S.A		Seville (Spain)	100.00	(5)
Kaxu Solar One (Pty) Ltd.	Kaxu	Gauteng (South Africa)	51.00	(3)
Logrosán Equity Investments Sárl.		Luxembourg (Luxembourg)	100.00	(5)
Logrosán Solar Inversiones, S.A.		Seville (Spain)	100.00	(5)
Logrosán Solar Inversiones Dos, S.L.		Seville (Spain)	100.00	(5)
Mojave Solar Holdings, LLC.		Delaware (United States)	100.00	(5)
Mojave Solar LLC.	Mojave	Delaware (United States)	100.00	(3)
Montesejo Piano, Srl.	Italy PV 3	Rome (Italy)	100.00	(3)
Nesyla, S.A		Montevideo (Uruguay)	100.00	(3)
Overnight Solar LLC		Arizona (United States)	100.00	(3)
Palmatir S.A.	Palmatir	Montevideo (Uruguay)	100.00	(3)
Palmucho, S.A.	Palmucho	Santiago de Chile (Chile)	100.00	(1)
PA Renovables Sol 1 S.A.S.		Bogota D.C. (Colombia)	70.00	(3)
Parque Fotovoltaico La Tolua S.A.S		Bogota D.C. (Colombia)	100.00	(3)
Parque Solar Tierra Linda, S.A.S		Bogota D.C. (Colombia)	100.00	(3)
Parque Fotovoltaico La Sierpe S.A.S	La Sierpe	Bogota D.C. (Colombia)	100.00	(3)
Re Sole, Srl.	Italy PV 2	Rome (Italy)	100.00	(3)
Rioglass Solar Holding, S.A.	Rioglass	Asturias (Spain)	100.00	(3)
RRHH Servicios Corporativos, S. de R.L. de C.V.		Santa Barbara (Mexico)	100.00	(5)
Sanlucar Solar, S.A.	PS-10	Seville (Spain)	100.00	(3)
SJ Renovables Sun 1 S.A.S.		Bogota D.C. (Colombia)	70.00	(3)
SJ Renovables Wind 1 S.A.S.		Bogota D.C. (Colombia)	70.00	(3)
Solaben Electricidad Uno S.A.	Solaben 1	Caceres (Spain)	100.00	(3)
Solaben Electricidad Dos S.A.	Solaben 2	Caceres (Spain)	70.00	(3)
Solaben Electricidad Tres S.A.	Solaben 3	Caceres (Spain)	70.00	(3)
Solaben Electricidad Seis S.A.	Solaben 6	Caceres (Spain)	100.00	(3)
Solaben Luxembourg S.A.		Luxembourg (Luxembourg)	100.00	(5)
Solacor Electricidad Uno, S.A.	Solacor 1	Seville (Spain)	87.00	(3)
Solacor Electricidad Dos, S.A.	Solacor 2	Seville (Spain)	87.00	(3)
Solar Processes, S.A.	PS-20	Seville (Spain)	100.00	(3)
Solnova Solar Inversiones, S.A.		Seville (Spain)	100.00	(5)
Solnova Electricidad, S.A.	Solnova 1	Seville (Spain)	100.00	(3)
Solnova Electricidad Tres, S.A.	Solnova 3	Seville (Spain)	100.00	(3)
Solnova Electricidad Cuatro, S.A.	Solnova 4	Seville (Spain)	100.00	(3)
Tenes Lilmiyah, S.P.A	Tenes	Dely Ibrahim (Algeria)	51.00	(4)
Transmisora Mejillones, S.A.	Quadra 1	Santiago de Chile (Chile)	100.00	(1)
Transmisora Baquedano, S.A.	Quadra 2	Santiago de Chile (Chile)	100.00	(1)
VO Renovables SOL 1 S.A.S.		Bogota D.C. (Colombia)	70.00	(3)
White Rock Insurance (Europe) PCC Limited		Birkirkara (Malta)	100.00	(3)

(1)	Business sector: Transmission lines
(2)	Business sector: Efficient natural gas and Heat
(3)	Business sector: Renewable energy
(4)	Business sector: Water
(5)	Holding Company
*	Atlantica has control over AYES Canada Inc. under IFRS 10, Consolidated Financial Statements.

The Appendices are an integral part of the Notes to the Consolidated Financial Statements.

Appendices	Appendix II

Investments recorded under the equity method as of December 31, 2022

Company name	Project name	Registered address	% of nominal share	Business
Akuo Atlantica PMGD Holding	Chile PMGD	Santiago de Chile (Chile)	49.0	(3)
Amherst Island Partnership	Windlectric	Ontario (Canada)	30.0	(3)
Arroyo Energy Netherlands II B.V.	Monterrey	Amsterdam (Netherlands)	30.0	(2)
Evacuacion Valdecaballeros, S.L.		Caceres (Spain)	57.2	(3)
Evacuación Villanueva del Rey, S.L.		Seville (Spain)	40.0	(3)
Fontanil Solar S.L.		Albacete (Spain)	25.0	(3)
Geida Tlemcen S.L.	Honaine	Madrid (Spain)	50.0	(4)
Liberty Infraestructuras, S.L.		Seville (Spain)	20.0	(3)
Murum Solar, S.L.		Murcia (Spain)	25,0	(3)
Pectonex R.F.		Pretoria (South Africa)	50.0	(3)
2007 Vento II, LLC.	Vento II	Delaware (United States)	49.0	(3)

(1)	Business sector: Transmission lines
(2)	Business sector: Efficient natural gas and Heat
(3)	Business sector: Renewable energy
(4)	Business sector: Water
(5)	Holding Company

The Appendices are an integral part of the Notes to the Consolidated Financial Statements.

Investments recorded under the equity method as of December 31, 2021

Company name	Project name	Registered address	% of nominal share	Business
Amherst Island Partnership	Windlectric	Ontario (Canada)	30.0	(3)
Arroyo Energy Netherlands II B.V.	Monterrey	Amsterdam (Netherlands)	30.0	(2)
Evacuacion Valdecaballeros, S.L.		Caceres (Spain)	57.2	(3)
Evacuación Villanueva del Rey, S.L.		Seville (Spain)	40.0	(3)
Geida Tlemcen S.L.	Honaine	Madrid (Spain)	50.0	(4)
Liberty Infraestructuras, S.L.		Seville (Spain)	20.0	(3)
Pectonex R.F.		Pretoria (South Africa)	50.0	(3)
2007 Vento II, LLC.	Vento II	Delaware (United States)	49.0	(3)

(1)	Business sector: Transmission lines
(2)	Business sector: Efficient natural gas and Heat
(3)	Business sector: Renewable energy
(4)	Business sector: Water
(5)	Holding Company

The Appendices are an integral part of the Notes to the Consolidated Financial Statements.

Appendices	Appendix III-1

Assets subject to the application of IFRIC 12 interpretation based on the concession of services as of December 31, 2022 and 2021

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

Helios 1 & 2

The Helios 1 and 2 solar plants are located in Ciudad Real, Spain, and reached COD in 2012. The plants have 50 MW each.

Helioenergy 1 & 2

The Helioenergy 1 and 2 solar plants are located in Ecija, Spain, and reached COD in 2011. The plants have 50 MW each.

Solaben 1 & 6

The Solaben 1&6 are two 50 MW solar plants located in the municipality of Logrosán, Spain and reached COD in 2013.

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

The laws and regulations of Peru establish the key parameters of the concession contract, the price indexation mechanism, the rights and obligations of the operator and the procedure that have to be followed in order to fix the applicable tariff, which occurs through a regulated bidding process. Once the bidding process is complete and the operator is granted the concession, the pricing of the power transmission service is established in the concession agreement. ATS has a 30-year concession agreement with fixed-price tariff base denominated in U.S. dollars that is adjusted annually after COD of each line, in accordance with the U.S. Finished Goods Less Food and Energy Index published by the U.S. Department of Labor.

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

The water purchase agreement is a 25-year take-or-pay contract with Sonatrach / Algerienne des Eaux (“ADE”). The tariff structure is based upon plant capacity and water production, covering variable cost (water cost plus electricity cost). Tariffs are adjusted monthly based on the indexation mechanisms that include local inflation, U.S. inflation and the exchange rate between the U.S. dollar and local currency.

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

Appendices	Appendix III-2

Assets subject to the application of IFRIC 12 interpretation based on the concession of services as of December 31, 2022

Project name	Country	Status(1)	% of Nominal Share(2)	Period of Concession (4)(5)	off-taker(7)	Financial/ Intangible(3)	Assets/ Investment	Accumulated Amortization	Operating Profit/ (Loss)(8)	Arrangement Terms (price)	Description of the Arrangement
Renewable energy:
Solana	USA	(O)	100.0	30 Years	APS	(I)	1,887,669	(664,681)	(25,082)	Fixed price per MWh with annual increases of 1.84% per year	30-year PPA with APS regulated by ACC
Mojave	USA	(O)	100.0	25 Years	PG&E	(I)	1,573,621	(497,072)	45,193	Fixed price per MWh without any indexation mechanism	25-year PPA with PG&E regulated by CPUC and CAEC
Palmatir	Uruguay	(O)	100.0	20 Years	UTE, Uruguay Administration	(I)	147,937	(63,692)	4,021	Fixed price per MWh in USD with annual increases based on inflation	20-year PPA with UTE, Uruguay state-owned utility
Cadonal	Uruguay	(O)	100.0	20 Years	UTE, Uruguay Administration	(I)	122,012	(49,616)	3,680	Fixed price per MWh in USD with annual increases based on inflation	20-year PPA with UTE, Uruguay state-owned utility
Melowind	Uruguay	(O)	100.0	20 Years	UTE, Uruguay Administration	(I)	136,053	(43,988)	3,567	Fixed price per MWh in USD with annual increases based on inflation	20-year PPA with UTE, Uruguay state-owned utility

Solaben 2	Spain	(O)	70.0	25 Years	Kingdom of Spain	(I)	298,791	(97,618)	6,163	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solaben 3	Spain	(O)	70.0	25 Years	Kingdom of Spain	(I)	297,865	(98,526)	6,319	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solacor 1	Spain	(O)	87.0	25 Years	Kingdom of Spain	(I)	299,306	(105,031)	5,275	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solacor 2	Spain	(O)	87.0	25 Years	Kingdom of Spain	(I)	311,671	(108,306)	5,698	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solnova 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	301,041	(123,894)	7,509	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solnova 3	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	281,557	(112,213)	7,027	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solnova 4	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	263,079	(104,282)	7,694	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain

Helios 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	304,015	(101,255)	5,201	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Helios 2	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	296,267	(97,167)	4,508	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Helioenergy 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	291,454	(101,428)	8,032	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Helioenergy 2	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	292,225	(99,126)	8,149	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solaben 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	293,721	(87,873)	6,453	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solaben 6	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	290,745	(86,822)	7,110	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Kaxu	South Africa	(O)	51.0	20 Years	Eskom	(I)	455,517	(179,417)	44,487	Take or pay contract for the purchase of electricity up to the contracted capacity from the facility.	20-year PPA with Eskom SOC Ltd. With a fixed price formula in local currency subject to indexation to local inflation

Efficient natural gas &Heat:
ACT	Mexico	(O)	100.0	20 Years	Pemex	(F)	512,796	-	80,731	Fixed price to compensate both investment and O&M costs, established in USD and adjusted annually partially according to inflation and partially according to a mechanism agreed in contract	20-year Services Agreement with Pemex, Mexican oil & gas state-owned company

Transmission lines:
ATS	Peru	(O)	100.0	30 Years	Republic of Peru	(I)	532,859	(157,573)	31,351	Tariff fixed by contract and adjusted annually in accordancewith the US Finished Goods Less Food and Energy inflation index	30-year Concession Agreement with the Peruvian Government
ATN	Peru	(O)	100.0	30 Years	Republic of Peru	(I)	360,412	(130,364)	10,988	Tariff fixed by contract and adjusted annually in accordance with the US Finished Goods Less Food and Energy inflation index	30-year Concession Agreement with the Peruvian Government
ATN 2	Peru	(O)	100.0	18 Years	Las Bambas Mining	(F)	71,966	-	10,673	Fixed-price tariff base denominated in U.S. dollars with Las Bambas	18 years purchase agreement
Quadra I	Chile	(O)	100.0	21 Years	Sierra Gorda	(F)	37,423	-	5,847	Fixed price in USD with annual adjustments indexed mainly to US CPI	21-year Concession Contract with Sierra Gorda regulated by CDEC and the Superentendencia de Electricidad, among others
Quadra II	Chile	(O)	100.0	21 Years	Sierra Gorda	(F)	51,552	-	4,845	Fixed price in USD with annual adjustments indexed mainly to US CPI	21-year Concession Contract with Sierra Gorda regulated by CDEC and the Superentendencia de Electricidad, among others

Water:
Skikda	Algeria	(O)	34.2	25 Years	Sonatrach & ADE	(F)	71,007		-		13,121		U.S. dollar indexed take-or-pay contract with Sonatrach / ADE	25 years purchase agreement
Honaine	Algeria	(O)	25.5	25 Years	Sonatrach & ADE	(F)	N/A	(9)	N/A	(9)	N/A	(9)	U.S. dollar indexed take- or-pay contract with Sonatrach / ADE	25 years purchase agreement
Tenes	Algeria	(O)	51.0	25 Years	Sonatrach & ADE	(F)	98,962		-		14,637		U.S. dollar indexed take-or-pay contract with Sonatrach / ADE	25 years purchase agreement

(1)	In operation (O), Construction (C) as of December 31, 2022.
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

(3)	Classified as concessional financial asset (F) or as intangible assets (I).
(4)	The infrastructure is used for its entire useful life. There are no obligations to deliver assets at the end of the concession periods, except for ATN and ATS.
(5)	Generally, there are no termination provisions other than customary clauses for situations such as bankruptcy or fraud from the operator, for example.
(6)	Sales to wholesale markets and additional fixed payments established by the Spanish government.
(7)	In each case the off-taker is the grantor.
(8)	Figures reflect the contribution to the Consolidated Financial Statements of Atlantica Sustainable Infrastructure plc. as of December 31, 2022.
(9)	Recorded under the equity method.

The Appendices are an integral part of the Notes to the Consolidated Financial Statements.

Assets subject to the application of IFRIC 12 interpretation based on the concession of services as of December 31, 2021

Project name	Country	Status(1)	% of Nominal Share(2)	Period of Concession (4)(5)	off-taker(7)	Financial/ Intangible(3)	Assets/ Investment	Accumulated Amortization	Operating Profit/ (Loss)(8)	Arrangement Terms (price)	Description of the Arrangement
Renewable energy:
Solana	USA	(O)	100.0	30 Years	APS	(I)	1,865,770	(568,911)	(26,886)	Fixed price per MWh with annual increases of 1.84% per year	30-year PPA with APS regulated by ACC
Mojave	USA	(O)	100.0	25 Years	PG&E	(I)	1,578,530	(435,937)	38,239	Fixed price per MWh without any indexation mechanism	25-year PPA with PG&E regulated by CPUC and CAEC
Palmatir	Uruguay	(O)	100.0	20 Years	UTE, Uruguay Administration	(I)	147,925	(56,267)	4,278	Fixed price per MWh in USD with annual increases based on inflation	20-year PPA with UTE, Uruguay state-owned utility
Cadonal	Uruguay	(O)	100.0	20 Years	UTE, Uruguay Administration	(I)	122,002	(43,465)	1,220	Fixed price per MWh in USD with annual increases based on inflation	20-year PPA with UTE, Uruguay state-owned utility
Melowind	Uruguay	(O)	100.0	20 Years	UTE, Uruguay Administration	(I)	135,988	(36,794)	3,476	Fixed price per MWh in USD with annual increases based on inflation	20-year PPA with UTE, Uruguay state-owned utility

Solaben 2	Spain	(O)	70.0	25 Years	Kingdom of Spain	(I)	315,137	(89,176)	7,111	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solaben 3	Spain	(O)	70.0	25 Years	Kingdom of Spain	(I)	314,084	(90,477)	6,704	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solacor 1	Spain	(O)	87.0	25 Years	Kingdom of Spain	(I)	318,557	(96,911)	5,593	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solacor 2	Spain	(O)	87.0	25 Years	Kingdom of Spain	(I)	331,588	(99,801)	4,689	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solnova 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	317,624	(116,464)	7,112	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solnova 3	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	297,046	(105,517)	8,749	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solnova 4	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	277,953	(97,828)	8,720	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain

Helios 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	321,479	(92,943)	5,917	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Helios 2	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	313,182	(89,008)	5,930	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Helioenergy 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	307,727	(94,563)	8,510	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Helioenergy 2	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	308,472	(91,879)	8,472	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solaben 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	310,257	(79,468)	7,342	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solaben 6	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	307,047	(78,529)	6,884	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Kaxu	South Africa	(O)	51.0	20 Years	Eskom	(I)	481,776	(167,171)	45,779	Take or pay contract for the purchase of electricity up to the contracted capacity from the facility.	20-year PPA with Eskom SOC Ltd. With a fixed price formula in local currency subject to indexation to local inflation

Efficient natural gas &Heat:
ACT	Mexico	(O)	100.0	20 Years	Pemex	(F)	537,579	-	124,799	Fixed price to compensate both investment and O&M costs, established in USD and adjusted annually partially according to inflation and partially according to a mechanism agreed in contract	20-year Services Agreement with Pemex, Mexican oil & gas state-owned company

Transmission lines:
ATS	Peru	(O)	100.0	30 Years	Republic of Peru	(I)	532,675	(139,789)	28,451	Tariff fixed by contract and adjusted annually in accordance with the US Finished Goods Less Food and Energy inflation index	30-year Concession Agreement with the Peruvian Government
ATN	Peru	(O)	100.0	30 Years	Republic of Peru	(I)	360,271	(118,116)	7,413	Tariff fixed by contract and adjusted annually in accordance with the US Finished Goods Less Food and Energy inflation index	30-year Concession Agreement with the Peruvian Government
ATN 2	Peru	(O)	100.0	18 Years	Las Bambas Mining	(F)	76,210	-	11,428	Fixed-price tariff base denominated in U.S. dollars with Las Bambas	18 years purchase agreement
Quadra I	Chile	(O)	100.0	21 Years	Sierra Gorda	(F)	38,993	-	5,358	Fixed price in USD with annual adjustments indexed mainly to US CPI	21-year Concession Contract with Sierra Gorda regulated by CDEC and the Superentendencia de Electricidad, among others

Quadra II	Chile	(O)	100.0	21 Years	Sierra Gorda	(F)	55,561		-		4,711		Fixed price in USD with annual adjustments indexed mainly to US CPI	21-year Concession Contract with Sierra Gorda regulated by CDEC and the Superentendencia de Electricidad, among others
Water:
Skikda	Algeria	(O)	34.2	25 Years	Sonatrach & ADE	(F)	70,969		-		14,654		U.S. dollar indexed take-or-pay contract with Sonatrach / ADE	25 years purchase agreement
Honaine	Algeria	(O)	25.5	25 Years	Sonatrach & ADE	(F)	N/A	(9)	N/A	(9)	N/A	(9)	U.S. dollar indexed take- or-pay contract with Sonatrach / ADE	25 years purchase agreement
Tenes	Algeria	(O)	51.0	25 Years	Sonatrach & ADE	(F)	99,438		-		16,671		U.S. dollar indexed take-or-pay contract with Sonatrach / ADE	25 years purchase agreement

(1)	In operation (O), Construction (C) as of December 31, 2021.
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

(3)	Classified as concessional financial asset (F) or as intangible assets (I).
(4)	The infrastructure is used for its entire useful life. There are no obligations to deliver assets at the end of the concession periods, except for ATN and ATS.
(5)	Generally, there are no termination provisions other than customary clauses for situations such as bankruptcy or fraud from the operator, for example.
(6)	Sales to wholesale markets and additional fixed payments established by the Spanish government.
(7)	In each case the off-taker is the grantor.
(8)	Figures reflect the contribution to the Consolidated Financial Statements of Atlantica Sustainable Infrastructure plc. as of December 31, 2021.
(9)	Recorded under the equity method.

The Appendices are an integral part of the Notes to the Consolidated Financial Statements.

Appendices	Appendix IV

Additional information of subsidiaries including material non-controlling interest as of December 31, 2022

Subsidiary name	Non- controlling interest name	% of non- controlling interest held	Distributions paid to non- controlling interest	Profit/(Loss) of non- controlling interest in Atlantica consolidated net result 2022	Non- controlling interest in Atlantica consolidated equity as of December 31, 2022	Non- current assets*	Current Assets*	Non- current liabilities*	Current liabilities*	Net Profit /(Loss)*	Total Comprehensive income*

Aguas de Skikda S.P.A.	Algerian Energy Company S.P.A.	49%**	2,849	7,060	47,509	68,655	29,293	12,470	6,788	10,725	-
Atlantica Yield Energy Solutions Canada Inc.	Algonquin Power Co.	90%	21,333	(5)	15,996	18,657	4,910	-	4,904	(6)	-
Solaben Electricidad Dos S.A.	Itochu Europe Plc	30%	1,913	402	25,271	201,060	12,730	115,109	14,857	1,158	(1,428)
Solaben Electricidad Tres S.A.	Itochu Europe Plc	30%	1,397	370	24,522	201,088	13,814	117,948	15,495	1,051	(1,642)
Ténès Lilmiyah SPA	Algerian Energy Company S.P.A.	49%	2,260	5,675	25,592	94,989	40,884	72,279	11,365	11,581	-

* Stand-alone figures as of December 31, 2022.

** Atlantica Sustainable Infrastructure plc. owns 67% of the shares in Geida Skikda, S.L., which in its turn owns 51% of Aguas de Skikda S.P.A., so that indirectly Atlantica Sustainable Infrastructure plc. owns 34.17% of Aguas de Skikda S.P.A. The table only shows information related to the non-controlling interest of the SPV, Aguas de Skikda S.P.A.

Appendices	Appendix IV

Additional information of subsidiaries including material non-controlling interest as of December 31, 2021

Subsidiary name	Non- controlling interest name	% of non- controlling interest held	Distributions paid to non- controlling interest	Profit/(Loss) of non- controlling interest in Atlantica consolidated net result 2021	Non- controlling interest in Atlantica consolidated equity as of December 31, 2021	Non- current assets*	Current Assets*	Non- current liabilities*	Current liabilities*	Net Profit /(Loss)*	Total Comprehensive income*

Aguas de Skikda S.P.A.	Algerian Energy Company S.P.A.	49%**	3,753	7,166	43,985	69,057	27,863	17,030	6,552	10,886	-
Atlantica Yield Energy Solutions Canada Inc.	Algonquin Power Co.	90%	17,282	(8)	38,200	38,507	6,291	-	6,279	(8)	-
Solaben Electricidad Dos S.A.	Itochu Europe Plc	30%	2,375	406	25,864	224,412	12,798	138,026	13,910	1,354	(9,726)
Solaben Electricidad Tres S.A.	Itochu Europe Plc	30%	2,382	246	24,605	223,976	12,201	141,077	13,825	820	(9,713)
Ténès Lilmiyah SPA	Algerian Energy Company S.P.A.	49%	2,813	6,409	21,795	96,444	36,283	79,129	9,120	12,950	-

* Stand-alone figures as of December 31, 2021.

** Atlantica Sustainable Infrastructure plc. owns 67% of the shares in Geida Skikda, S.L., which in its turn owns 51% of Aguas de Skikda S.P.A., so that indirectly Atlantica Sustainable Infrastructure plc. owns 34.17% of Aguas de Skikda S.P.A. The table only shows information related to the non-controlling interest of the SPV, Aguas de Skikda S.P.A.