Form 20-F
period 2023-12-31
Atlantica Sustainable Infrastructure plc
filed 2024-03-01
CIK 1601072

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20509

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023
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

Leire PerezZ Arreui
Great West House, GW1, 17th Floor
Great West Road
Brentford, United Kingdom TW8 9DF
Tel: +44 203 499 0465

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, nominal value $0.10 per share	AY	The NASDAQ Global Select Market

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐Yes ☒No

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

F.	Dividends and Paying Agents	172
G.	Statement by Experts	172
H.	Documents on Display	172
I.	Subsidiaries Information	172
J.	Annual Report to Security Holders	172

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions, strategies, future events or performance (often, but not always, through the use of words or phrases such as may result, are expected to, will continue, is anticipated, likely to, believe, will, could, should, would, estimated, may, plan, potential, future, projection, goals, target, outlook, predict, aim and intend or words of similar meaning) are not statements of historical facts and may be forward looking. Such statements occur throughout this annual report and include statements with respect to our strategy, including the development and construction of new assets, expected trends and outlook, electricity prices, potential market and currency fluctuations, occurrence and effects of certain trigger and conversion events, our capital requirements, changes in market price of our shares, future regulatory requirements, the ability to identify and/or make future investments and acquisitions on favorable terms, ability to capture growth opportunities, organic growth, reputational risks, divergence of interests between our company and that of our largest shareholder, tax and insurance implications, and more. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, important factors included in Part I, of “Item 3.D. Risk Factors” (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could have a significant impact on our operations and financial results, and could cause our actual results, performance or achievements, to differ materially from the future results, performance or achievements expressed or implied in forward-looking statements made by us or on our behalf in this annual report, in presentations, on our website, in response to questions or otherwise. These forward-looking statements include, but are not limited to, statements relating to:

•
the condition of, and changes in, the debt and equity capital markets and other traditional liquidity sources and our ability to borrow additional funds, refinance existing debt and access capital markets, as well as our substantial indebtedness and the possibility that we may incur additional indebtedness going forward;

•	our plans relating to our financings, including refinancing plans;

•
the ability of our assets to serve our project debt and comply with financial or other covenants on their terms, including but not limited to our projects debts in Chile, and our ability to serve our corporate debt;

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

•	changes in tax laws and regulations, including the new legislation on restrictions to tax deductibility in Spain;

•	risks relating to our activities in areas subject to economic, social and political uncertainties;

•
global recession risks, volatility in the financial markets, an inflationary environment, increases in interest rates and supply chain issues, and the related increases in prices of materials, labor, services and other costs and expenses required to operate our business;

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

•	our ability to distribute a significant percentage of our cash for distribution as cash dividends, intention to increase such dividends over time;

•	risks relating to new assets and businesses which have a higher risk profile and our ability to transition these successfully;

•	potential environmental liabilities and the cost and conditions of compliance with applicable environmental laws and regulations;

•	risks related to our reliance on suppliers, including financial or technical uncertainties of original equipment manufacturer (OEM) suppliers, among others;

•	risks related to disagreements and disputes with our employees, unions and employees represented by unions;

•	risks related to our ability to maintain appropriate insurance over our assets;

•
risks related to our facilities not performing as expected, unplanned outages, higher than expected operating costs and/ or capital expenditures, including as a result of interruptions or disruptions caused by supply chain issues and trade restrictions;

•	risks related to our exposure in the labor market;

•	risks related to extreme and chronic weather events related to climate change could damage our assets or result in significant liabilities and cause an increase in our operation and maintenance costs;

•	the effects of litigation and other legal proceedings (including bankruptcy) against us our subsidiaries, our assets and our employees;

•	price fluctuations, revocation and termination provisions in our off-take agreements and PPAs;

•	risks related to information technology systems and cyber-attacks could significantly impact our operations and business;

•	our electricity generation, our projections thereof and factors affecting production;

•	risks related to our current or previous relationship with Abengoa, our former largest shareholder, including litigation risk;

•	performing the O&M services directly and the successful integration of the O&M employees where the services thereunder have been recently replaced and internalized;

•	our guidance targets or expectations with respect to Adjusted EBITDA derived from low-carbon footprint assets;

•	risks related to our relationship with our shareholders, including Algonquin, our major shareholder;

•	the process to explore and evaluate potential strategic alternatives, including the risk that this process may not lead to the approval or completion of any transaction or other strategic change;

•	potential impact of potential pandemics on our business and our off-takers’ financial condition, results of operations and cash flows;

•	reputational and financial damage caused by our off-takers PG&E, Pemex and Eskom;

•	our plans relating to the sale or disposition of assets, including the sale of our equity interest in Monterrey;

•	risks related to Russian military actions in Ukraine, to military actions in the Middle East, or to the potential escalation of any of the foregoing global geopolitical tensions; and

•	other factors discussed in “Part I, Item 3.D. – Risk Factors”.

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

Unless otherwise specified or the context requires otherwise in this annual report:

•
references to “2020 Green Private Placement” refer to the €290 million (approximately $320 million) senior secured notes maturing on June 20, 2026 which were issued under a senior secured note purchase agreement entered with a group of institutional investors as purchasers of the notes issued thereunder as further described in “Item 5.B— Operating and Financial Review and Prospects— Liquidity and Capital Resources— Corporate debt agreements —2020 Green Private Placement”;

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

•
references to “Annual Consolidated Financial Statements” refer to the audited annual consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, including the related notes thereto, prepared in accordance with IFRS as issued by the IASB (as such terms are defined herein), included in this annual report;

•	references to “ASI Operations” refer to ASI Operations LLC;

•	references to “Atlantica” refer to Atlantica Sustainable Infrastructure plc and, where the context requires, Atlantica Sustainable Infrastructure plc together with its consolidated subsidiaries;

•	references to “Atlantica Jersey” refer to Atlantica Sustainable Infrastructure Jersey Limited, a wholly-owned subsidiary of Atlantica;

•
references to “ATM Plan Letter Agreement” refer to the agreement by and among the Company and Algonquin dated August 3, 2021, pursuant to which the Company offers Algonquin the right but not the obligation, on a quarterly basis, to purchase a number of ordinary shares to maintain its percentage interest in Atlantica at the average price of the shares sold under the Distribution Agreement in the previous quarter, as adjusted;

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

•
references to “cash available for distribution” or “CAFD” refer to the cash distributions received by the Company from its subsidiaries minus cash expenses of the Company (including third-party debt service and general and administrative expenses), including proceeds from the sale of assets;

•	references to “CAISO” refer to the California Independent System Operator;

•	references to “Calgary District Heating” or “Calgary” refer to the 55 MWt thermal capacity district heating asset in the city of Calgary which we acquired in May 2021;

•	references to “CENACE” refer to Centro Nacional de Control de Energía, the Mexican decentralized public agency, and an Independent System Operator;

•	references to “Chile PV 1” refer to the solar PV plant of 55 MW located in Chile;

•	references to “Chile PV 2” refer to the solar PV plant of 40 MW located in Chile;

•	references to “Chile PV 3” refer to the solar PV plant of 73 MW located in Chile;

•	references to “Chile TL 3” refer to the 50-mile transmission line located in Chile;

•	references to “Chile TL 4” refer to the 63-mile transmission line located in Chile;

•	references to “CNMC” refer to Comision Nacional de los Mercados y de la Competencia, the Spanish state-owned regulator;

•	references to “COD” refer to the commercial operation date of the applicable facility;

•	references to “Coso” refer to the 135 MW geothermal plant located in California;

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

•
references to “Green Exchangeable Notes” refer to the $115 million green exchangeable senior notes due in 2025 issued by Atlantica Jersey on July 17, 2020, and fully and unconditionally guaranteed on a senior, unsecured basis, by Atlantica, as further described in “Item 5.B— Operating and Financial Review and Prospects—Liquidity and Capital Resources— Corporate debt agreements —Green Exchangeable Notes”;

•
references to “Green Project Finance” refer to the green project financing agreement entered into between Logrosan, the sub-holding company of Solaben 1 & 6 and Solaben 2 & 3, as borrower, and ING Bank, B.V. and Banco Santander S.A., as lenders, as amended in June 2023 as further described in “Item 5.B— Operating and Financial Review and Prospects—Liquidity and Capital Resources— Corporate debt agreements —Green Project Finance”;

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

•
references to “Note Issuance Facility 2020” refer to the senior unsecured note facility dated July 8, 2020, as amended on March 30, 2021 of €140 million (approximately $155 million), with Lucid Agency Services Limited, as facility agent and a group of funds managed by Westbourne Capital, as purchasers of the notes issued thereunder, as further described in “Item 5.B— Operating and Financial Review and Prospects—Liquidity and Capital Resources— Corporate debt agreements — Note Issuance Facility 2020”;

•	references to “OECD” refer to the Organization for Economic Co-operation and Development;

•	references to “O&M” refer to operation and maintenance services provided at our various facilities;

•	references to “Omega Peru” refer to Omega Peru Operacion y Maintenimiento S.A.;

•	references to “operation” refer to the status of projects that have reached COD (as defined above);

•	references to “Pemex” refer to Petróleos Mexicanos;

•	references to “PFIC” refer to passive foreign investment company within the meaning of Section 1297 of the US Inland Revenue Code (the “IRC”);

•	references to “PG&E” refer to PG&E Corporation and its regulated utility subsidiary, Pacific Gas and Electric Company, collectively;

•	references to “PPA” refer to the power purchase agreements through which our power generating assets have contracted to sell energy to various off-takers;

•	references to “PTC” refer to production tax credits;

•	references to “PTS” refer to Pemex Transportation System;

•	references to “PV” refer to photovoltaic power;

•
references to “Revolving Credit Facility” refer to the credit and guaranty agreement with a syndicate of banks entered into on May 10, 2018 as amended on January 24, 2019, August 2, 2019, December 17, 2019, August 28, 2020, March 1, 2021, May 5, 2022 and May 30, 2023 providing for a senior secured revolving credit facility in an aggregate principal amount of $450 million, as further described in “Item 5.B— Operating and Financial Review and Prospects—Liquidity and Capital Resources— Corporate debt agreements — Note Issuance Facility 2020”;

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

PRESENTATION OF FINANCIAL INFORMATION

The financial information as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 is derived from, and qualified in its entirety by reference to, our Annual Consolidated Financial Statements, which are included elsewhere in this annual report and prepared in accordance with IFRS as issued by the IASB.

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

Our management believes Adjusted EBITDA is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Adjusted EBITDA is widely used by other companies in our industry.

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

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures including Adjusted EBITDA may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the year or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

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

Investing in our securities involves a high degree of risk. Before making any investment decision, you should carefully consider the risks and uncertainties described below, together with the other information contained in this annual report, including our Annual Consolidated Financial Statements and related notes, included elsewhere in this annual report. The risks described below may not be the only risks we face. We have described only those risks that we currently consider to be material and there may be additional risks that we do not currently consider to be material or of which we are not currently aware. Any of the following risks and uncertainties could have a material adverse effect on our business, prospects, results of operations and financial condition. The market price of our securities could decline due to any of these risks and uncertainties, and you could lose all or part of your investment.

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

•	The PPAs and concession agreements under which we conduct some of our operations are subject to revocation, termination or tariff reduction.

•	The performance of our assets under our PPAs or concession contracts may be adversely affected by problems including those related to our reliance on suppliers.

•	Supplier concentration may expose us to significant financial credit or performance risk.

•	Certain of our facilities may not perform as expected.

•	Maintenance, expansion and refurbishment of electric generation and other facilities involve significant risks that could result in unplanned power outages or reduced output or availability.

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

•
A pandemic could have a material adverse impact on our business, financial condition, liquidity, results of operations, cash flows, cash available for distribution and ability to make cash distributions to our shareholders.

•	We may have joint venture partners or other co-investors with whom we have material disagreements.

•
We depend on our key personnel and our ability to attract and retain skilled personnel. The operation and maintenance of most of our assets is labor intensive, and therefore work stoppages by employees could harm our business.

•	Revenue from some of our renewable energy facilities is or may be partially exposed to market electricity prices.

•	Our information technology and communications systems are subject to cybersecurity risk and other risks.

Risks Related to Our Relationship with Algonquin and Abengoa

•	Algonquin is our largest shareholder and exercises substantial influence over us.

•	Our ownership structure and certain agreements may create significant conflicts of interest that may be resolved in a manner that is not in our best interests.

•	Legal proceedings involving Abengoa, our former largest shareholder, and its current and previous insolvency processes and events and circumstances that led to them could affect us.

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

•
We may not be able to arrange the required or desired financing for investments and acquisitions and for the successful financing or refinancing of the Company’s project level and corporate level indebtedness.

•	Potential future defaults by our subsidiaries, our off-takers, our suppliers or other persons could adversely affect us.

•	The process to explore and evaluate potential strategic alternatives may not be successful.

Risks Related to Our Growth Strategy

•	We may not be able to identify or consummate future investments and acquisitions on favorable terms, or at all.

•	Our ability to develop renewable projects is subject to development and construction risks and risks associated with the arrangements with our joint venture partners.

•	In order to grow our business, we may invest in or acquire assets or businesses which have a higher risk profile or are less ESG-friendly than certain assets in our current portfolio.

•	We cannot guarantee the success of our recent and future investments.

•	Our cash dividend policy may limit our ability to grow and make investments through cash on hand.

Risks Related to the Markets in Which We Operate

•	We have international operations and investments, including in emerging markets that could be subject to economic, social and political uncertainties.

Risks Related to Regulation

•	We are subject to extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation.

•	Revenues in our solar assets in Spain are subject to review periodically.

Risks Related to Ownership of Our Shares

•	We may not be able to pay a specific or increasing level of cash dividends to holders of our shares in the future.

•	Future dispositions of our shares by substantial shareholders or the perception thereof may cause the price of our shares to fall.

Risks Related to Taxation

•	Changes in our tax position can significantly affect our reported earnings and cash flows.

•	Our future tax liability may be greater than expected if we do not use sufficient NOLs to offset our taxable income.

•	Our ability to use U.S. NOLs to offset future income may be limited.

I.	Risks Related to Our Business and Our Assets

Our failure to maintain safe work environments may expose us to significant financial losses, as well as civil and criminal liabilities.

The ownership, construction and operation of our assets often put our employees and others, including those of our subcontractors, in close proximity with large pieces of mechanized equipment, moving vehicles, manufacturing or industrial processes, electrical equipment, batteries, heat or liquids stored under pressure or at high temperatures and highly regulated materials. On most projects and at most facilities, we, together in some cases with the operation and maintenance supplier or the construction company, are responsible for safety. Accordingly, we must implement safe practices and safety procedures, which are also applicable to on-site subcontractors. If we or the operation and maintenance supplier or the construction company fail to design and implement such practices and procedures, or if the practices and procedures are ineffective, or if our operation and maintenance service providers or the contractors in charge of the construction of our assets or other suppliers do not follow them, our employees and others may become injured. In addition, the construction and operation of our facilities can involve the handling of hazardous and other highly regulated materials, which, if improperly handled or disposed of, could subject us or our suppliers to civil and criminal liabilities. Unsafe work sites also have the potential to increase employee turnover, increase the cost of a project or the operation of a facility, and raise our operating costs. Although we maintain teams whose primary purpose is to ensure we implement effective health, safety and environmental work procedures throughout our organization, the failure to comply with such regulations could subject us to reputational damage and/or liability. In addition, we may incur liability based on complaints of illness or disease resulting from exposure of employees or other persons to hazardous materials or equipment that we handle or are present in our workplaces. Any of the foregoing could result in civil, criminal or other liabilities, reputational damage and/or financial losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Counterparties to our off-take agreements may not fulfill their obligations and, as our contracts expire, we may not be able to replace them with agreements on similar terms or at all in light of increasing competition in the markets in which we operate.

A significant portion of the electric power we generate, the transmission capacity we have, and our desalination capacity is sold under long-term off-take agreements with public utilities, industrial or commercial end-users or governmental entities, with a weighted average remaining duration of approximately 131 years as of December 31, 2023.

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

The credit rating of Eskom is currently B from S&P, B2 from Moody’s and B from Fitch. Eskom which is the off-taker of our Kaxu solar plant, is a state-owned, limited liability company, wholly owned by the Republic of South Africa. Eskom’s payment guarantees to our Kaxu solar plant are underwritten by the South African Department of Mineral Resources and Energy, under the terms of an implementation agreement. The credit ratings of the Republic of South Africa have also weakened and as of the date of this annual report are BB-/Ba2/BB- by S&P, Moody’s and Fitch, respectively.

In addition, Pemex’s credit rating is currently BBB, B3 and B+ from S&P, Moody’s and Fitch, respectively. We have experienced delays in collections in the past, especially since the second half of 2019, which have been significant in certain quarters, including the fourth quarter of 2023.

1 Calculated as weighted average years remaining as of December 31, 2023 based on CAFD estimates for the 2024-2027 period, including assets that have reached COD before March 1, 2024.

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

The power purchase agreements and concession agreements under which we conduct some of our operations are subject to revocation, termination or tariff reduction.

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

The performance of our assets under our power purchase agreements or concession contracts may be adversely affected by problems including those related to our reliance on suppliers.

Our projects rely on the supply of services, equipment, including technologically complex equipment and software which we subcontract in some cases to third-party suppliers in order to meet our contractual obligations under our PPAs and concessions. In circumstances where key components of our equipment, including, but not limited to, turbines, water pumps, heat exchangers, PV panels, solar fields, tanks, batteries, transformers or electrical generators fail because of design failures or faulty operation or for any other reason, we rely on internal teams and third parties to continue operating our assets. Equipment may not last as long as expected and we may need to replace it earlier than planned. Damages to our equipment may not be covered by insurance in place. In some cases, the replacement of damaged equipment can take a long period of time, which can cause our plants to curtail or cease operations during such time, which could have a negative impact on our business, financial condition, results of operations and cash flows.

For example, Solana and Kaxu have experienced technical issues in their storage and solar field systems. Repairs have been carried out in both assets. In Solana, availability in the storage system was lower than expected in 2021, 2022 and 2023 due to the repairs and replacements that we are carrying out after leaks were identified in the first quarter of 2020. These works have impacted production in 2021, 2022 and 2023, together with a lower solar field performance and may impact production in 2024 and upcoming years. We experienced delays in the repairs and replacements that we carried out. We cannot guarantee that the repairs will be effective, that Solana will reach expected production or that additional repairs will not be required. In addition, in 2023 an unscheduled outage occurred at Kaxu when a problem was found in the turbine, a few weeks after a scheduled turbine major overhaul was carried out by Siemens, the original equipment manufacturer. Part of the damage and the business interruption is covered by our insurance property policy, after a 60-day deductible. The plant restarted operations in mid-February 2024. Restarting operations after a long outage might result in lower production during a ramp-up period. Similar interruptions could happen again at our plants due to failure of key equipment.

In addition, we currently have several projects under construction in different geographies. For example, Coso Batteries 1 and Coso Batteries 2 are currently under construction. Both projects were fully developed in-house. We will rely on batteries, software and other components manufactured by third parties which may contain undetected manufacturing-related defects or errors in a sector where our expertise is not as proven as in the rest of our businesses yet. Design failures, technical inspections by suppliers or the need to replace key equipment can require unexpected capital expenditures and/or outages in our plants, which may have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

We often rely on a single contracted supplier or a small number of suppliers for the provision of certain personnel, spare parts, equipment, technology, fuel, transportation of fuel, and/or other services required for the operation of certain of our facilities. If any of these suppliers, including Siemens, Naes, GE, Nordex, Tesla, construction suppliers and equipment suppliers for assets under construction cannot or will not perform under their operation and maintenance and other agreements with us, or satisfy their related warranty obligations, we will need to access the marketplace to replace these suppliers or acquire or repair these products. There can be no assurance that the marketplace can provide these products and services as, when and where required. We may not be able to enter into replacement agreements on favorable terms or at all. If we are unable to enter into replacement agreements to provide for equipment, technology or fuel and other required services, we may have to seek to purchase the related goods or services at higher prices. We may also be required to make significant capital contributions to remove, replace or redesign equipment that cannot be supported or maintained by replacement suppliers, which may have a material adverse effect on our business, financial condition, results of operations, and cash flows.

The failure of any supplier to fulfill its contractual obligations to us may have a material adverse effect on our business, financial condition, results of operations and cash flows. Consequently, the financial performance of our facilities may be dependent on the credit quality of, and continued performance by, our suppliers and vendors.

Certain of our facilities may not perform as expected.

Our expectations regarding the operating performance of certain assets in our portfolio, particularly Solana and Kaxu, assets recently acquired such as Italy PV 4 and Chile PV 3 or assets which have recently ended construction such as Albisu, La Tolua, Tierra Linda and Honda 1, or assets under construction are based on assumptions, estimates and past experience, and without the benefit of a substantial operating history under our control. Our projections regarding our ability to generate cash available for distribution assumes facilities perform in accordance with our expectations. However, the ability of these facilities to meet our performance expectations is subject to the risks inherent to the construction and operation of such facilities, including, but not limited to, degradation of equipment in excess of our expectations, system failures and outages and higher maintenance capital expenditures than initially expected. The failure of these facilities to perform as we expect and/or higher than expected operational costs or maintenance capital expenditures may have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

-
Severe winter weather, like the storm in February 2021 in Texas, could cause supply from wind farms to decline due to wind turbine equipment freezing. In 2023, a winter storm affected a transmission line in our geothermal asset Coso in California and affected production for several days. Also, natural gas assets and battery systems could face operational issues caused by freezing or very cold conditions.

-
Rising temperatures and droughts could cause wildfires like the ones that have affected California in recent years. In California wildfires have been especially catastrophic, causing human fatalities and significant material losses. Although our assets in California are located in areas without trees and vegetation, wildfires affected PG&E, one of our clients in 2018 and 2019.

-	Severe winds could cause damage to the solar fields at our solar assets.

Components of our equipment and systems, such as structures, mirrors, absorber tubes, blades, PV panels, batteries or transformers are susceptible to being damaged by severe weather. In addition, replacement and spare parts for key components may be difficult or costly to acquire or may be unavailable and may have long lead times. In addition, damage caused by our equipment to third parties due to weather events can result in liabilities for the Company.

•	Chronic physical.

o	An increase in temperatures can reduce efficiency and increase operating costs at our plants. The main impacts of rising temperatures include:

-	Lower turbine efficiency in our efficient natural gas asset.
-	Reduced efficiency at our solar photovoltaic generation assets.
-	Lower air density at our wind facilities.
-	Lower efficiency in battery systems.

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

Starting from 2024, we are required under UK regulations to include certain climate-related disclosures aligned with the Task Force on Climate-Related Financial Disclosures (TCFD) in our UK Annual Report.

Additionally, a group of our subsidiaries is currently subject to the EU Non-financial Reporting Directive as adopted by implementing regulations in Spain. In particular, on January 5, 2023, the European Union’s Corporate Sustainability Reporting Directive (“CSRD”) entered into force. Among other things, the CSRD expands the number of companies required to publicly report sustainability and ESG-related information on their management report to understand how sustainability matters affect their own development, performance and position, and defines the related information that companies are required to report in accordance with European Sustainability Reporting Standards (“ESRS”). The CSRD raises the bar on ESG matters and requires a “double materiality” analysis, meaning companies will have to detail both the impacts on the environment (e.g. the impact of corporate activity on sustainability matters from perspective of citizens, consumers, employees, etc.) and the climate-related risks they face (e.g. sustainability matters which from the investor perspective are material the company’s development, performance and position). Impacts, risks and opportunities are material if they satisfy one or both of these materiality tests. A sub consolidated group of our subsidiaries will fall within the scope of the new reporting requirements , effective January 1, 2025, and we will be required to provide such information for the fiscal year 2025 for this sub-consolidated group. In addition, the entire group will become subject to the CSRD from January 1, 2028. This will involve implementing processes to gather the relevant data, conduct materiality assessments and prepare a CSRD-compliant report, which will likely be a time-consuming and costly exercise and in the event that our disclosures prove incorrect we may incur liabilities.

•
Emerging Regulation. Changes in regulation could have a negative impact on Atlantica’s growth or cause an increase in costs. Currently, renewable energy projects benefit from various U.S. federal, state and local governmental incentives. These policies have had a significant impact on the development of renewable energy and they could change. These incentives make the development of renewable energy projects more competitive by providing tax credits, accelerated depreciation and expensing for a portion of the development costs. The U.S. Inflation Reduction Act (IRA) signed into law on August 16, 2022 increased and / or extended some of these incentives and established new ones. For example, the IRA includes, among other incentives, a 30% solar investment tax credit (“ITC”) for solar projects to be built until 2032, a production tax credit (“PTC”) for wind projects to be built until 2032, a 30% ITC for standalone storage projects to be built until 2032 and a new tax credit that will award up to $3/kg for low carbon hydrogen. The IRA also includes transferability options for the ITCs and PTCs, which should allow an easier and faster monetization of these tax credits. A reduction in such incentives in the future could decrease the attractiveness of renewable energy to developers, utilities, retailers and customers. In addition, an increase in regulation could cause an increase in our compliance costs. See “—VII Risks Related to Regulation — Government regulations could change at any time and such changes may negatively impact our current business and growth strategy”.

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

Furthermore, several regions are increasing reporting requirements in relation to climate-related risks and opportunities and we will or may be subject to several of those requirements. We will be subject to new mandatory climate-related disclosures pursuant to SEC, proposed rules that are currently in draft form. The consolidated group or part of our subsidiaries will or may be subject to the Corporate Sustainability Reporting Directive in Europe, IFRS requirements for disclosure of sustainability-related financial information and may be subject to the California Climate Related Regulation.

•	Reputation. Decreased access to capital.

Climate change and ESG are important criteria for some shareholders and investors. While a significant part of our business consists of renewable energy assets, we also own assets that can be considered less environmentally friendly, currently consisting of a 300 MW efficient natural gas plant and a non-controlling stake in a gas-fired engines facility which uses natural gas, both in Mexico. Owning these assets with higher GHG emissions than the rest of the portfolio may have a negative reputational impact on Atlantica as a renewable energy company. We rely on capital markets and bank financing to fund our growth initiatives. If our reputation worsened, our cost of capital could increase and our access to capital may become more difficult. In addition, some potential employees and /or suppliers could perceive Atlantica as a less appealing company due to an eventual deterioration in our reputation due to the foregoing.

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

Our geothermal asset Coso depends on the geothermal resource available on the site of the plant, which is also ultimately beyond our control. If geothermal resource does not meet our expectations as it is, this may have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

A pandemic could have a material adverse impact on our business, financial condition, liquidity, results of operations, cash flows, cash available for distribution and ability to make cash distributions to our shareholders.

A pandemic could affect our operation and maintenance activities. We may experience delays in certain operation and maintenance activities, or certain activities may take longer than usual, or, in a worst-case scenario, a potential outbreak at one of our assets may prevent our employees or our operation and maintenance suppliers’ employees from operating the plant. All these can hamper or prevent the operation and maintenance of our assets, which may result in a material adverse effect on our business, financial condition, results of operations and cash flows.

We could also experience commercial disputes with our clients, suppliers and partners related to implications of a pandemic in contractual relations. All the risks referred to can cause delays in distributions from our assets to the holding company. In addition, we may experience delays in distributions due to logistic and bureaucratic difficulties to approve those distributions, which can negatively affect our cash available for distributions, our business, financial condition and cash flows. If we were to experience delays in distributions due to the risks previously mentioned and this situation persisted over time, we may fail to comply with financial covenants in our credit facilities and other financing agreements. All these situations may have a material impact on our business, financial condition, results of operations or cash flows or the pace or extent of any subsequent recovery.

We may have joint venture partners or other co-investors with whom we have material disagreements.

We have made and may continue to make equity investments in certain strategic assets managed by or together with third parties, including governmental entities and private entities. In certain cases, we may only have partial or joint control over a particular asset. We hold a minority stake in Vento II (our 596 MW wind portfolio in the United States composed by Elkhorn Valley, Prairie Star, Twin Groves II and Lone Star II), Honaine (Algeria), Monterrey (Mexico), Amherst (Canada) and Ten West Link (United States) and do not have control over the operation of these assets. In addition, we have partners in Seville PV, Solacor 1 & 2, Solaben 2 & 3, Skikda, Kaxu, Chile PV 1, Chile PV 2 and Chile PV 3 and we have invested through a debt instrument in Tenes. We also have partners in projects and assets under development or construction. Investments in assets or projects under development or construction over which we have no control, or partial or joint control are subject to the risk that the other shareholders of the assets, who may have different business or investment strategies than us or with whom we may have a disagreement or dispute, may have the ability to independently make or block business, financial or management decisions, such as appoint members of management, which may be crucial to the success of the project or our investment in the project, or otherwise implement initiatives which may be contrary to our interests. If we do not have control of a project or an asset, our partner may decide to sell such project or asset under terms and conditions that may not be the most beneficial to us. In Ten West Link we hold minority stakes, and our partner is an infrastructure fund that may decide to sell these assets in the future. In Monterrey, our partner initiated a process to sell its 70% stake in the asset and we do not have control of this process. Additionally, the approval of other shareholders or partners may be required to sell, pledge, transfer, assign or otherwise convey our interest in such assets. Alternatively, other shareholders may have rights of first refusal or rights of first offer in the event of a proposed sale or transfer of our interests in such assets or in the event we acquire an interest in new assets pursuant to ROFO agreements with third parties. These restrictions may limit the price or interest level for our interests in such assets, in the event we want to sell such interests.

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

For example, due to low electricity prices in Chile, which determine lower merchant revenues and consequently less cash and debt service payment capacity, the project debts of Chile PV 1 and 2 were under an event of default  as of December 31, 2023 and impairments were recorded in 2023 and 2022. For further information, see “Item 4.B–Business overview–Our Operations.”

Market prices may be volatile and are affected by various factors, including the cost of raw materials, user demand, and the price of GHG emission where applicable. During the year 2022 and 2023, electricity market prices in Europe have also been affected by the war in Ukraine. In several of the jurisdictions in which we operate including Spain, Chile and Italy, we are exposed to remuneration schemes which contain both regulated incentives and market price components. In such jurisdictions, the regulated incentive or the contracted component may not fully compensate for fluctuations in the market price component, and, consequently, total remuneration may be volatile. Recent high market prices that we have been experiencing in Spain since the third quarter of 2021 resulted in higher cash collections in 2021 and 2022 which, in accordance with the regulation in place, caused a reduction of the regulated remuneration component in 2022 and 2023. During 2023, electricity market prices have been lower than the price expected by the regulation. If market prices continue to be lower than the prices assumed by the regulation and the regulated parameters are not revised until 2026, we may have an adverse effect on revenues, results of operations and cash flows in 2024 and 2025, which we expect will be compensated starting in 2026 in accordance with the regulation in place (see “—VII Risks related to Regulation — Revenues in our solar assets in Spain are mainly defined by regulation and some of the parameters defining the remuneration are subject to review every periodically.”).

2 Calculated as a percentage of our Adjusted EBITDA for the year 2023.

In addition, operating costs in certain of our existing or future projects depend to some extent on market prices of electricity used for self-consumption and, to a lower extent, on market prices of natural gas. In Spain, for example, operating costs increased in 2022 as a result of the increase in the price of natural gas and electricity.

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

We depend on electric interconnection and transmission facilities owned and operated by others to deliver the wholesale power we sell from our electric generation assets to our customers. We also depend on the assignment of the access to new interconnection points for the development and construction of new projects. A failure or delay in the operation or development of these interconnection or transmission facilities or a significant increase in the cost of the development of such facilities could result in the loss of revenues or in delays in the development and construction of new assets. Such failures or delays could limit the amount of power our operating facilities deliver or delay the completion of our construction projects, as the case may be. Additionally, such failures, delays or increased costs may have a material adverse effect on our business, financial condition, results of operations and cash flows. If a region’s electric transmission infrastructure is inadequate, our ability to generate electricity may be limited. If restrictive transmission price regulation is imposed, the transmission companies may not have a sufficient incentive to invest in expansion of transmission infrastructure. We cannot predict whether interconnection and transmission facilities will be expanded in specific markets to accommodate competitive access to those markets. Certain of our operating facilities’ generation of electricity may be curtailed without compensation, or access to the grid might become uneconomical at certain times, due to transmission limitations or limitations on the electricity grid’s ability to accommodate intermittent electricity generating sources, reducing our revenues and impairing our ability to fully capitalize on a particular facility’s generating potential. For example, in 2023 and 2022 some of our wind assets in the U.S. and some of our solar assets in Chile and in Spain have been subject to curtailment and may be subject to similar or higher curtailment in the future. In addition, our solar assets in Spain need to achieve an annual minimum production threshold in order to obtain the right to receive the Remuneration on Investment (Rinv). In the second quarter and beginning of third quarter of 2022, some of these assets were subject to significant technical curtailment by the grid operator, which had happened very seldomly in the past. Although curtailments in Spain were lower in 2023, if curtailments increased in the future, Atlantica’s assets may not reach the annual minimum production threshold necessary to obtain the Remuneration on Investment (Rinv). Curtailments in our different geographies may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our information technology and communications systems are subject to cybersecurity risk and other risks. The failure of these systems could significantly impact our operations and business.

We are dependent upon information technology systems to run our operations. Our information technology systems are subject to disruption, damage or failure from a variety of sources, including, without limitation, computer viruses, security breaches, cyber-attacks, ransomware attacks, malicious or destructive code, phishing attacks, natural disasters, design defects, denial-of-service-attacks or information or fraud or other security breaches. Recently, energy facilities worldwide have been experiencing an increased number of cyber-attacks. Cybersecurity incidents, in particular, are constantly evolving and include malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and to the corruption of data. There have been cyber-attacks within the energy industry on electricity infrastructure such as substations and related assets in the past and there may be such attacks in the future. Our generation assets, transmission facilities, storage facilities, information technology systems and other infrastructure facilities and systems could be direct targets of, or otherwise be materially adversely affected by such activities.

Given the unpredictability of the timing, nature and scope of information technology disruptions, we could potentially be subject to production stops, unavailability in our transmission lines, operational delays, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of our systems and networks or financial losses from remedial actions. These events could cause reputational damage and could limit our ability to raise capital. In addition, the implementation of security guidelines and measures has resulted in and is expected to continue to result in increased costs. Such events or actions may materially adversely affect our business, financial condition, results of operations and prospects

We maintain global information technology and communication networks and applications to support our business activities. Given the increasing sophistication and evolving nature of the above mentioned threats, we cannot rule out the possibility of them occurring in the future, and information technology security processes may not prevent future damages to systems, malicious actions, denial-of-service attacks, or fraud, resulting in corruption of our systems, theft of commercially sensitive data, unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information, misappropriation of funds and businesses (also known as phishing), or other material disruptions to network access or business operations. Although we have a cybersecurity insurance policy, the costs related to cybersecurity threats or disruptions may not be fully insured. Material system breaches and failures could result in significant interruptions that could in turn affect our operating results and reputation and cash flows. For further information about our cybersecurity systems and management, see “Item 16K- Cybersecurity”.

Negative impacts on biodiversity, including harming of protected species or other environmental hazards can result in curtailment of power plant operations, monetary fines. Negative publicity and delays in development of projects.

Managing and operating large infrastructure assets may have a negative impact on biodiversity in the regions where we operate. In particular, the operation of wind and solar power plants can adversely affect endangered, threatened or otherwise protected animal species. Wind power plants involve a risk that protected species will be harmed, as the turbine blades travel at a high rate of speed and may strike flying animals (such as birds or bats) that happen to travel into the path of spinning blades. Solar power plants can also present a risk to animals. Development of renewable and storage projects also requires us to comply with strict regulations aimed at preserving biodiversity in the development sites. Compliance with regulation and with our own biodiversity policy could cause delays in the development of these projects.

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

We are subject to the risk of legal claims and proceedings (including bankruptcy proceeding), requests for arbitration, tax inspections as well as regulatory enforcement actions in the ordinary course of our business and otherwise, including claims against our subsidiaries, assets, deals, or our subsidiaries not meeting their obligations. The results of legal and regulatory proceedings or tax inspections cannot be predicted with certainty. We cannot guarantee that the results of current or future legal or regulatory proceedings, tax inspections or actions will not materially harm our operations, business, financial condition or results of operations, nor can we guarantee that we will not incur losses in connection with current or future legal or regulatory proceedings, tax inspections or actions that exceed any provisions we may have set aside in respect of such proceedings or actions or that exceed any available insurance coverage, which may have a material adverse effect on our business, financial condition, results of operations and cash flows. For further information about our legal proceedings, see “Item 4.B—Business Overview—Legal Proceedings.”

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

Our ownership structure involves several relationships that may give rise to certain conflicts of interest between us, Algonquin, and the rest of our shareholders. Currently, one of our directors is an officer of Algonquin and another director was an officer of Algonquin until August 10, 2023.

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

Prior to the completion of our initial public offering in 2014, we and many of our assets were part of Abengoa. Many of our senior executives have previously worked for Abengoa. Abengoa’s restructuring processes, and the events and circumstances that led to them, are currently the subject of various legal proceedings and investigations, and may in the future become the subject of additional proceedings. To the extent that allegations are made in any such proceedings that involve us, our assets, our dealings with Abengoa or our employees, such proceedings may have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as on our reputation and employees.

In addition, in Mexico, Abengoa was the owner of a plant that shares certain infrastructure and has certain back-to-back obligations with ACT. ACT is required to deliver an equipment to Pemex which has been donated and delivered to ACT by such plant. If we are unable to comply with these obligations, it may result in a material adverse effect on ACT and on our business, financial conditions, results of operations and cash flows. According to public information, the plant mentioned above is currently controlled by a third party.

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

As of December 31, 2023, we had (i) $4,319 million of total indebtedness under various project-level debt arrangements and (ii) $1,085 million of total indebtedness under our corporate arrangements, which include the Revolving Credit Facility, the Note Issuance Facility 2020, the 2020 Green Private Placement, the Green Exchangeable Notes and the Green Senior Notes. Furthermore, we may incur in the future additional project-level debt and corporate debt.

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

•
exposing us to the risk of increased interest rates because a portion of some of our borrowings (approximately 7% as of December 31, 2023 after giving effect to hedging agreements) are at variable interest rates and exposing Atlantica to the risk of increased interest rates in the future when the Company needs to refinance its corporate debt;

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

Due to low electricity prices in Chile, the project debts of Chile PV 1 and 2 are under an event of default as of December 31, 2023 and as of the date of this annual report. Chile PV 1 was not able to maintain the minimum required cash in its debt service reserve account as of December 31, 2023 and did not make its debt service payment in January. In addition, in October 2023, Chile PV 2 did not make its debt service payment. This asset obtained additional financing from the banks and made the debt service payment in December 2023, although it was not able to sufficiently fund its debt service reserve account subsequently. As a result, although we do not expect an acceleration of the debt to be declared by the credit entities, as of December 31, 2023 Chile PV 1 and 2 did not have an unconditional right to defer the settlement of the debt for at least twelve months and the project debt was classified as current in our Annual Consolidated Financial Statements. We are in conversations with the banks, together with our partner, regarding a potential waiver. Impairments were recorded in these assets in 2023 and 2022. The value of the net assets contributed by Chile PV 1 and 2 to our Annual Consolidated Financial Statements, excluding non-controlling interest, was close to zero as of December 31, 2023. If we do not reach an agreement with the banks which have financed Chile PV 1 and 2, we may lose these assets.

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

We may not be able to arrange the required or desired financing for investments and acquisitions and for the successful financing or refinancing of the Company’s project level and corporate level indebtedness.

Our ability to arrange the required or desired financing, either at corporate level or at a project-level, and the costs of such capital, are dependent on numerous factors, including:

•	general economic and capital market conditions;

•	credit availability from banks, other financial institutions and tax equity investors;

•	investor confidence in us;

•	our financial performance, cash flow generation and the financial performance of our subsidiaries;

•	our level of indebtedness and compliance with covenants in debt agreements;

•	maintenance of acceptable project and corporate credit ratings or credit quality; and

•	tax and securities laws that may impact raising capital.

We may not be successful in obtaining additional capital for these or other reasons. Furthermore, we may be unable to refinance or replace project-level financing arrangements or other credit facilities on favorable terms or at all upon the expiration or termination thereof. We may be unable to repay our existing debt as it becomes due if we fail, or any of our projects fails, to obtain additional capital or enter into new or replacement financing arrangements, which would have a material adverse effect on our business, financial condition, results of operations and cash flows. We may be unable to find financing for projects under construction or long-term project financing and tax equity investor financing once the assets reach COD.

In addition, the global capital and credit markets have experienced in the past and may continue to experience periods of extreme volatility and disruption. At times, our access to financing was curtailed by market conditions and other factors. Continued disruptions, uncertainty or volatility in the global capital and credit markets may limit our access to additional capital required to refinance our debt on satisfactory terms or at all, may limit our ability to replace, in a timely manner, maturing liabilities, and may limit our access to new debt and equity capital to make further investments and acquisitions. Volatility in debt markets may also limit our ability to fund or refinance many of our projects and corporate level debt, even in cases where such capital has already been committed. In addition, given that our dividend policy is to distribute a high percentage of our cash available for distribution, our growth strategy and refinancing relies on our ability to raise capital to finance our investments and acquisitions. Our high pay-out ratio may hamper our ability to manage liquidity in moments when accessing capital markets becomes more challenging.  In the event we are not able to raise capital, we may have to postpone or cancel planned acquisitions, investments or capital expenditures. The inability to raise capital, higher costs of capital or postponement or cancellation of planned acquisitions, investments or capital expenditures may have a material adverse effect on our business, financial condition, results of operations and cash flows. If financing is available, utilization of our credit facilities, debt securities or project level financing for all or a portion of the purchase price of an acquisition, as applicable, could significantly increase our interest expense and debt repayment, impose additional or more restrictive covenants, and reduce cash available for distribution.

We may be subject to increased finance expenses if we do not effectively manage our exposure to interest rate and foreign currency exchange rate risks.

We are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes and foreign currency exchange rate fluctuations. Some of our indebtedness (including project-level indebtedness) bears interest at variable rates, generally linked to market benchmarks such as EURIBOR or SOFR. During 2022, the U.S. Federal Reserve increased the reference interest rates in the United States from 0.125% to a targeted range between 4.25% and 4.50%, which was further increased to a range between 5.25% to 5.50% in 2023. Similarly, the European Central Bank increased the reference interest rates in the Euro zone from negative levels up to 2% in 2022 and up to 4.5% in 2023. Any increase in interest rates would increase our finance expenses relating to our un-hedged variable rate indebtedness and increase the costs of refinancing our existing indebtedness and issuing new debt at the corporate level or at the project level.

In addition, we seek to actively work with lending financial institutions to mitigate our interest rate risk exposure and to secure lower interest rates by entering into interest rate options and swaps. We estimate that approximately 92% of our project debt and 94% of our corporate debt was fixed or hedged as of December 31, 2023. The Revolving Credit Facility, with a limit of $450 million of which $378 million were available as of December 31, 2023 is subject to variable interest rates.

In addition, although most of our long-term contracts are denominated in, indexed or hedged to U.S. dollars, we conduct our business and incur certain costs in the local currency of the countries in which we operate. In addition, the revenues, costs and debt of our solar assets in Spain, Italy, South Africa and Colombia are denominated in local currency. We have a hedging strategy for our solar assets in Europe. Since the beginning of 2017, we have maintained euro-denominated debt at the corporate level. Interest payments in euros and our euro denominated general and administrative expenses create a natural hedge for a portion of the distributions from assets in Europe. Our strategy is to hedge the exchange rate for the distributions received in euros after deducting euro-denominated interest payments and euro-denominated general and administrative expenses. Through currency options, we hedge on a rolling basis 100% of the net euro net exposure for the next 12 months and 75% of the net euro net exposure for the following 12 months. However, if the euro depreciated against the U.S. dollar in the long term, we would have a negative impact on our cash flows after 24 months. In addition, a depreciation of the South African rand, the Colombian peso or a long-term depreciation of the Euro could have a negative impact on our results of operations and cash flows. See “Item 5.A—Operating and Financial Review and Prospects —Results of Operations—Factors Affecting the Comparability of Our Results of Operations.”

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

The financing agreements of our project subsidiaries are primarily loan agreements which provide that the repayment of the loans (and interest thereon) is secured solely by the shares, physical assets, contracts and cash flow of that project company. This type of financing is usually referred to herein as “project debt.” As of December 31, 2023, we had $4,319 million of outstanding indebtedness under various project-level debt arrangements.

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

If any investor acquires over 50.0% of our shares or if our ordinary shares cease to be listed on the NASDAQ or a similar stock exchange, we may be required to refinance all or part of our corporate debt or obtain waivers from the related noteholders or lenders, as applicable, due to the fact that all of our corporate financing agreements contain customary change of control provisions and delisting restrictions. The project debt of some of our assets also requires a waiver in the event of a change of control. If we fail to obtain such waivers and the related noteholders or lenders, as applicable, elect to accelerate the relevant corporate debt, we may not be able to repay or refinance such debt (on favorable terms or at all), which may have a material adverse effect on our business, financial condition results of operations and cash flows. In addition, the PPAs of some assets would require a waiver in the event of a change of control and some of our PPAs and project financing agreements would require a notification. Additionally, in the event of a change of control we could see an increase in the yearly state property tax payment in Mojave, which would be reassessed by the tax authority at the time the change of control potentially occurred. Our best estimate with current information available and subject to further analysis is that we could have an incremental annual payment of property tax of approximately $9 million to $11 million, which could potentially decrease progressively over time as the asset depreciates. There could also be other tax impacts and other impacts that we have not yet identified. Furthermore, a change of control could trigger an ownership change under Section 382 of the IRC which could have a material adverse effect on our business, financial condition results of operations and cash flows (see “Risks Related to Taxation – Our ability to use U.S. NOLs to offset future income may be limited”).

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

Unanticipated developments could delay, prevent or otherwise adversely affect the planned strategic review, including but not limited to volatility in the financial markets, disruptions in general or financial market conditions or potential problems or delays in obtaining various regulatory and tax approvals or clearances.

In addition, whether or not any such strategic alternative is identified, pursued and/or consummated, such review could cause disruptions in the businesses of the Company by directing the attention of the board of directors and management and other resources (including significant costs) toward such review or the preparation of the Company to pursue and consummate any strategic alternative. The process could potentially increase employee turnover. If no such strategic alternative is identified or completed, the Company may have incurred significant costs, including the diversion of directors and management resources, for which they will have received little or no benefit. The process could result in a transaction or a change in strategy that negatively affects our share price, either temporarily or permanently. As of the date of this annual report, the strategic review is ongoing and we have not determined a timeframe for its conclusion.

IV.	Risks Related to Our Growth Strategy

We may not be able to identify or consummate future investments and acquisitions on favorable terms, or at all.

Our business strategy includes growth through investments in projects under development or construction and through the acquisition of additional revenue-generating assets. This strategy depends on our ability to successfully identify and evaluate investment opportunities, develop and build new assets and consummate acquisitions on favorable terms. The number of investment opportunities may be limited.

Our ability to develop, build or acquire future renewable energy projects or businesses depends on the viability of renewable energy projects generally. These projects are in some cases contingent on public policy mechanisms including, among others, ITCs, PTCs, cash grants, loan guarantees, accelerated depreciation, expensing for certain capital expenditures, carbon trading plans, environmental tax credits and research and development incentives. See “—VII. Risks Related to Regulation—Government regulations could change at any time and such changes may negatively impact our current business and our growth strategy.” Our ability to develop and build new assets depends, among other things, on our ability to secure transmission interconnection access or agreements, to secure land rights, to secure PPAs or similar schemes and to obtain licenses and permits and we cannot guarantee that we will be successful obtaining them (see “Our ability to develop renewable projects is subject to construction risks and risks associated with the arrangements with our joint venture partners”). Our ability to consummate future investments and acquisitions may also depend on our ability to obtain any required government or regulatory approvals for such investments, including, but not limited to, FERC, approval under Section 203 of the FPA in respect of investments in the United States; or any other approvals in the countries in which we may purchase assets in the future. We may also be required to seek authorizations, waivers or notifications from debt and/or equity financing providers at the project or holding company level; local or regional agencies or bodies; and/or development agencies or institutions that may have a contractual right to authorize a proposed acquisition.

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

Our ability to develop renewable projects is subject to development and construction risks and risks associated with the arrangements with our joint venture partners

We are developing projects and we have reached agreements with a number of partners in order to develop assets in the geographies in which we operate, however we cannot guarantee that our investments will be successful and that our growth expectations will materialize. Additionally, we cannot guarantee that we will be successful in identifying new potential projects and partners or that we will be able to acquire additional assets from those partners in the future. If we are unable to identify projects under such agreements or to reach new agreements on favorable terms with new partners, or if we are unable to consummate future acquisitions from any such agreement, it may limit our ability to execute our growth strategy and may have a materially adverse effect on our business, financial condition, results of operation and cash flows.

Furthermore, development and construction activities are subject to failure rate and different types of risks. Our ability to develop new assets is dependent on our ability to secure or renew our rights to an attractive site on reasonable terms; accurately measuring resource availability; the ability to secure new or renewed approvals, licenses and permits; the acceptance of local communities; the ability to secure transmission interconnection access or agreements; the ability to successfully integrate new projects into existing assets; the ability to acquire suitable labor, equipment and construction services on acceptable terms; the ability to attract project financing, including tax equity; our ability to estimate the future revenue and returns for storage projects after the end of the contracted period and the ability to secure PPAs or other sales contracts on reasonable terms. Failure to achieve any one of these elements may prevent the development and construction of a project. If any of the foregoing were to occur, we may lose all of our investment in development expenditures and may be required to write-off project development assets.

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

In order to grow our business, we may develop and build or acquire assets and businesses which may have a higher risk profile than certain of the assets we currently own. Availability of assets with long-term contracts has decreased over the last few years, competition to acquire contracted assets in operation has been high in recent years and is expected to continue being so. We intend to increase our investments in assets which are not currently in operation, and which are subject to development and construction risk. Construction of renewable assets, among others, is subject to risk of cost over-runs and delays. There can be no assurances that assets under development and construction will perform as expected or that the returns will be as expected. In addition, we may consider investing more in assets which are not contracted or not fully contracted, for which revenues will depend on the price of the electricity and which are therefore subject to merchant risk. We may also consider investing in businesses which are regulated or which are contracted with “as contracted” agreements or hedge agreements where we need to deliver the contracted power even if the facility is not in operation or which are subject to demand risk. We have recently invested and may consider investing in business sectors where we do not have previous experience and may not be able to achieve the expected returns. We may also consider investing with partners or on our own in new technologies which do not have for the moment a long history track record as proven as our current assets, such as storage, district heating, geothermal, offshore wind or hydrogen. We may also consider investing in distributed generation in smaller commercial and industrial facilities. Furthermore, we may consider investing in assets in new markets or with revenues not denominated in U.S. dollars or euros, which would increase our exposure to local currency, and which could generate higher volatility in the cash flows we generate. In all these types of assets and businesses, the risk of not meeting the expected cash flow generation and expected returns is higher than in contracted assets. In addition, these type of assets and businesses could present a higher variability in the cash flows they generate. We may also invest in assets which may be considered as less ESG-friendly than certain assets in our current portfolio by current and potential investors. For example, considering the competitive landscape for renewable assets in recent years, we may acquire additional natural gas assets. Although we have set a target to maintain at least 85% of our Adjusted EBITDA generated by low carbon footprint assets, some investors with a focus on ESG may consider this target insufficient, which could cause us to become less attractive to investors.

As a result, the consummation of investments and acquisitions may have a material adverse effect on our ability to grow, our business, financial condition, results of operations and cash flows.

We cannot guarantee the success of our recent and future investments.

Acquisitions of and investments in companies and assets are subject to substantial risks, including unknown or contingent liabilities (including violations of environmental, antitrust, anti-corruption, anti-bribery and anti-money laundering laws, and tax and labor disputes), the failure to identify material problems during due diligence (for which we may not be indemnified post-closing) or the risk of over-paying for assets (or not making acquisitions on an accretive basis). In some of our acquisitions the former owners agreed, or may agree, to indemnify us for certain of these matters. However, such indemnification obligations are often subject to materiality thresholds and guaranty limits, and such obligations are generally time limited. For certain acquisitions, we may not be able to successfully negotiate for such indemnification obligations. As a result, we may not recover any amounts with respect to losses due to unknown or contingent liabilities or breaches by the sellers of their representations and warranties. All this may adversely affect our business, financial condition, results of operations and prospects.

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

In addition, our Board of Directors may decide at any time to change our strategy and may agree on measures to foster our ability to grow which could include, for example, to acquire a large development company to have a larger pipeline of projects under development or to reduce our dividend to re-invest in growth a larger part of the cash we generate.

VI.	Risks Related to the Markets in Which We Operate

Difficult conditions in the global economy and in the global capital markets have caused, and may continue to cause, a negative impact on our business.

Our results of operations have been, and continue to be, materially affected by conditions in the global economy. Capital markets have been experiencing high volatility during 2022  and 2023 both in the United States and Europe. Concerns over the COVID-19 pandemic, high inflation, interest rate increases, war in Ukraine, energy crisis in Europe, volatile gas prices, high electricity prices particularly in Europe, tensions between the U.S., Russia and China, the availability and cost of credit, and the instability of the euro have contributed to increased volatility in capital markets and worsened expectations for the economy. During the year 2023 and beginning of 2024, the valuations of renewable ETFs and renewable companies in the United States and Europe have generally decreased.

After the sharp recession caused by the COVID-19 pandemic in 2020, the recovery in demand during the year 2021 caused disruptions in the supply chain with global shortages of some products and materials and high inflation rates. Supply chain issues persisted in 2022 and 2023. Further disruptions in the supply chain could limit the availability of certain parts required to operate our facilities and could adversely impact our ability (or our operation and maintenance suppliers’ ability) to operate our plants or to perform maintenance activities. If we were to experience a shortage of or inability to acquire critical spare parts, we could incur significant delays in returning facilities to full operation, which could negatively impact our business, financial condition, results of operations and cash flows. Supply chain tensions may also affect our projects in development and construction where we can experience delays or an increase in prices of equipment and materials required for the construction of new assets, which may cause a material adverse effect on our business, financial condition, results of operations and cash flows. Prolonged inflation may also cause a material adverse effect on our business, financial condition, results of operations and cash flows

Adverse events and continuing disruptions in the global economy and capital markets may have a material adverse effect on our business, financial condition, results of operations and cash flows. Moreover, even in the absence of a market downturn, we are exposed to risk of loss due to market volatility and other factors, including volatile oil and gas prices, increasing electricity prices, interest rates swings, changes in consumer spending, business investment, government spending, and rising inflation, among others, that could affect the economic and financial situation of our concession agreements’ counterparties and, ultimately, the profitability and growth of our business. In the past, including in 2023, the price of shares in certain sectors including companies paying a high dividend and companies with a strategy focused on growth has been inversely correlated with interest rates. If interest rates continued to raise, this may have a further negative impact on the price of our shares.

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

Global geopolitical tensions, including from the February 2022 Russian military actions across Ukraine, from October 2023 military actions in the Middle East and military actions in the Red Sea may rise further and create heightened volatility in the electricity market as well as disruptions and delays in the supply chain that could negatively affect both our ability to execute our business and growth strategy. Such military actions, and sanctions in response thereof as well as escalation of conflicts, could significantly affect worldwide electricity market prices and demand, negatively affect supply chains and cause turmoil in the capital markets and generally in the global financial system. This could have a material adverse effect on our business, financial condition, results of operations and cash flows, making it difficult to execute our growth strategy.

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

A significant portion of our current and potential future operations and investments are conducted in various emerging countries worldwide. Our activities and investments in these countries involve a number of risks that are more prevalent than in developed markets, such as economic and governmental instability, the possibility of significant amendments to, or changes in, the application of governmental regulations, the nationalization and expropriation of private property, payment collection difficulties, social unrest or protests, substantial fluctuations in interest and exchange rates, changes in the tax framework or the unpredictability of enforcement of contractual provisions, currency control measures, limits on the repatriation of funds and other unfavorable interventions or restrictions imposed by public authorities. Countries like Mexico, Peru and Chile currently have governments which are favorable to increase public spending and tax pressure. In addition, the current government in Mexico proposed in the past regulations which intend to benefit local business rather than foreign investors. In Peru, after an attempt by the former president to dissolve congress and replace it with an “exceptional emergency government”, the president was replaced. Political uncertainty may persist in the upcoming months. In countries such as Algeria or South Africa, a change in government can cause instability in the country and a new government may decide to change laws and regulations affecting our assets or may decide to expropriate such assets. All this may have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Besides, the U.S. Inflation Reduction Act (IRA) signed into law on August 16, 2022 increased and / or extended some of these incentives and established new ones. For example, the IRA includes, among other incentives, a 30% solar ITC for solar projects to be built until 2032, a PTC for wind projects to be built until 2032, a 30% ITC for standalone storage projects to be built until 2032 and a new tax credit that will award up to $3/kg for low carbon hydrogen. The IRA also includes transferability options for the ITCs and PTCs, which should allow an easier and faster monetization of these tax credits. Presidential elections will take place in the US in November 2024 and the republican party has claimed its opposition to the IRA and its preference for traditional energy sources over renewables. A potential repeal of the IRA or a reduction of its tax benefits could have an adverse impact on our business, our ability to execute our growth strategy, our financial condition, results of operations and cash flows.

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

In addition, regulations approved in the United States in relation with the import of solar equipment from China and Southeast Asia, including the Antidumping and countervailing duties and the Uyghur Forced Labor Prevention Act has hindered the ability of developers to acquire equipment for the construction of new assets. If this situation persisted in the future and a domestic alternative industry was not able to develop, our growth in the U.S. through the development and construction of new assets may be negatively affected.

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

The principle driving this economic regime is that the payments received by a renewable energy producer should be equivalent to the costs that they are unable to recover on the electricity pool market where they compete with non-renewable technologies. This economic regime seeks to allow a “well-run and efficient enterprise” to recover the costs of building and running a plant, plus a reasonable return on investment (project investment rate of return). The rate applicable during the first regulatory period from 2015 until 2020 was 7.398%

The first review of this rate was at the end of 2018 applicable for the second regulatory period 2020-2025. On November 2, 2018, CNMC (the state-owned regulator for the electricity system in Spain) issued its final report with a proposed reasonable rate of return of 7.09%. In December 2018, the government issued a draft project law proposing a reasonable rate of return of 7.09%, with the possibility of maintaining the 7.398% reasonable rate of return under certain circumstances. On November 24, 2019, the government of Spain approved Royal Decree-law 17/2019 setting out a 7.09% reasonable rate of return applicable from January 1, 2020 until December 31, 2025, as a general rule and the possibility, under certain circumstances including not having any ongoing legal proceeding against the Kingdom of Spain ongoing, of maintaining the 7.398% reasonable rate of return for two consecutive regulatory periods. The reasonable rate of return was calculated by reference to the weighted average cost of capital (WACC), the calculation method that most of the European regulators apply to determine the return rates applicable to regulated activities within the energy sector. As a result, some of the assets in our Spanish portfolio are receiving a remuneration based on a 7.09% reasonable rate of return until December 31, 2025, while others are receiving a remuneration based on a 7.398% reasonable rate of return until December 31, 2031.

If the payments for renewable energy plants are revised to lower amounts in the next regulatory period starting on January 1, 2026 until December 31, 2031, or starting on January 1, 2032, depending on each asset, this could have a material adverse effect on our business, financial condition, results of operations and cash flows. As a reference, taking into account that the reasonable rate of return will be revised only for part of our portfolio on January 1, 2026, assuming our assets in Spain continue to perform as expected and assuming no additional changes of circumstances, with the information currently available, a reduction of 100 basis points in the reasonable rate of return set by the government of Spain from 2026 could cause a reduction in its cash available for distribution of approximately €6 million per year. This estimate is subject to certain assumptions, which may change in the future.

In addition, the regulation includes a mechanism under which regulated revenues are reviewed every three years to reflect the difference between expected and actual market prices over the remaining regulatory life if the difference is higher than a pre-defined threshold. Given that since mid-2021 electricity prices in Spain have been, and may continue to be, significantly higher than expected, it will cause lower regulated revenue and lower cash flows over the remaining regulatory life of our solar assets. On March 30, 2022, the Royal Decree Law 6/2022 introduced certain temporary changes to the detailed regulated components of revenue received by our solar assets in Spain, which is applicable from January 1, 2022. The proposed remuneration parameters for the year 2022 were published on May 12, 2022 and were declared final on December 14, 2022, with a decrease in regulated revenue. The remuneration parameters for the next semi-regulatory period, starting on January 1, 2023 were published on December 28, 2022 in draft form and on June 30, 2023, the final parameters were published, including a revised assumption for electricity prices for the years 2023, 2024 and 2025. The current regulatory parameters assume a market price which is higher than current market prices. If electricity market prices continue to be lower than the market price assumed in the regulation and regulatory parameters are not adjusted until 2026, this may have a negative impact on our cash flows in 2024 and 2025.

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

•	adverse weather;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	fluctuations in foreign exchange rates;

•	the level of our operating and general and administrative expenses;

•	seasonal variations in revenues generated by the business;

•	losses experienced not covered by insurance;

•	shortage of qualified labor;

•	restrictions contained in our debt agreements (including our project-level financing);

•	our ability to borrow funds, including corporate debt to finance growth and project debt and tax equity investments to finance new assets under construction or which have recently reached COD;

•
changes in our revenues and/or cash generation in our assets due to delays in collections from our off-takers, legal disputes regarding contact terms, adjustments contemplated in existing regulation or changes in regulation or taxes in the countries in which we operate, or adverse weather conditions;

•	other business risks affecting our cash levels; and

•	unfavorable regional, national or global economic and market conditions;

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

Our cash available for distribution will likely fluctuate from quarter to quarter, in some cases significantly, due to seasonality. See “Item 4.B—Business Overview—Seasonality.” As result, we may reduce the amount of cash we distribute in a particular quarter to establish reserves to fund distributions to shareholders in future periods. If we fail to establish sufficient reserves, we may not be able to maintain our quarterly dividend with respect to a quarter adversely affected by seasonality.

Dividends to holders of our shares will be paid at the discretion of our Board of Directors. Our Board of Directors may decrease the level of or entirely discontinue payment of dividends. Our Board of Directors may change our dividend policy at any point in time or modify the dividend for specific quarters following prevailing conditions. Our Board of Directors may also decide to change our dividend policy if, for example, they considered that increasing the portion of growth self-funded with cash generated by our operations is more efficient than raising most of the funds required to finance our growth strategy. For a description of additional restrictions and factors that may affect our ability to pay cash dividends, please see “Item 8.A—Consolidated Statements and Other Financial Information—Dividend Policy.”

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

Liberty GES has a secured credit facility in the amount of $306,500,000 maturing on September 30, 2024. Such loan is collateralized by a pledge over most of the Atlantica shares held indirectly by Algonquin through certain of its subsidiaries. A collateral shortfall under that facility would occur if the quotient of the net obligations of Liberty GES, divided by the aggregate collateral share value is equal to or greater than 50% in which case the creditors under that facility may sell Atlantica shares to eliminate the collateral shortfall. In addition, a default by Liberty GES under such facility may result in its creditors having the right to foreclose on the shares and sell the shares.

Many factors may influence Algonquin’s operations, plans, or strategy (including with respect to the holding or disposition of all or any portion of our shares), and we have limited knowledge and/or visibility with respect to Algonquin’s operations, plans, or strategy. In 2023, Algonquin conducted a strategic review which concluded in August 2023 with the announcement that they will pursue the sale of its renewable energy business and their intention focus on their regulated business. This announcement did not include Algonquin’s ownership in Atlantica. It is possible that in the future Algonquin may have interest in selling part or all of its equity interest in Atlantica. Uncertainty about Algonquin’s plans or strategy with respect to the holding or disposition of all or any portion of its equity interest in Atlantica and such uncertainty may negatively affect the market price for our shares and our ability to raise capital by offering equity or equity-related securities.

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

In addition, under the Shareholders Agreement, Algonquin may subscribe to capital increases in cash for up to 100.0% of our ordinary shares if the purpose of the issuance is to fund our acquisition of assets under Algonquin or the Liberty GES ROFO Agreement. If we issue ordinary shares for any other purpose, Algonquin may subscribe in cash for our ordinary shares in a pro rata amount of such Algonquin’s holding in us. The Shareholders Agreement may be terminated or modified in the future. In any case, Algonquin has the right but not the obligation to subscribe for our shares.

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

We have assets and operations in different jurisdictions, which are subject to different tax regimes. Changes in tax regimes such as the reduction or elimination of tax benefits could adversely affect our assets or operations. Limitations on the deductibility of interest expense could adversely affect our ability to deduct the interest we pay on our debt. These and other potential changes in tax laws and regulations could have a material adverse effect on our results and cash flows. In addition, a reduction in corporate tax rates could make investments in renewable projects less attractive to potential tax equity investors, in which case we may not be able to obtain third-party financing on terms as beneficial as in the past, or at all, which could limit our ability to grow our business.

Changes in corporate tax rates and/or other relevant tax laws in the United Kingdom, the United States, Spain, Mexico or the other countries in which our assets and operations are located may have a material impact on our future tax rate and/or our required tax payments. Such changes may include measures enacted in response to the ongoing initiatives in relation to fiscal legislation at an international level, such as the Action Plan on Base Erosion and Profit Shifting of the Organization for Economic Co-operation and Development (“OECD”). The final determination of our tax liability could be different from the forecasted amount, which may have a material adverse effect on our business, financial condition, results of operations and cash flows. Changes to the U.K. controlled foreign company rules or adverse interpretations of them, could have an impact on our future tax rate and/or our required tax payments. With respect to some of our projects, we must meet defined requirements to receive favorable tax treatment, such as lower tax rates or exemptions. We intend to meet these requirements in order to benefit from the favorable tax treatment; however, there can be no assurance that we will be able to comply with all of the necessary requirements in the future, or that the requirements could change or be interpreted in another manner, which could give rise to a greater tax liability and which may have a material adverse effect on our business, results of operations, financial condition and cash flows.

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

The main rate of UK corporation tax rate increased to 25% for fiscal years beginning on April 1, 2023. We do not expect this increase to result in significant impacts in our tax position in the UK.

In 2022, the government of South Africa approved tax limitations on deductions for tax years ending on or after March 31, 2023. The net interest expense has been limited to 30% of the EBITDA and any NOLs carried forward may only be applied to offset 80% of a corporation’s taxable income. These new limitations may have a negative impact on our cash flows.

The government of Spain introduced new restrictions on the tax deductibility of financial expenses for tax periods beginning on January 1, 2024. Any exempt dividend received by our Spanish entities will not be considered to increase the limitation of 30% of the EBITDA (as defined in the relevant Spanish laws) which determines the annual tax allowance of financial expenses. We do not expect this limitation to result in significant impacts in our tax position.

Around 140 countries have agreed to implement the “Two Pillars Solution”, an OECD/ G20 Inclusive Framework initiative, which aims to reform the international taxation policies and ensure that multinational companies pay taxes wherever they operate and generate profits. “Pillar Two” of this initiative generally provides for an effective global minimum corporate tax rate of 15% on profits generated by multinational companies with consolidated revenues of at least €750 million, calculated on a country-by country basis. This minimum tax (when fully implemented) will be applied on profits in any jurisdiction wherever the effective tax rate, determined on a jurisdictional basis, is below 15%. Any additional tax liability resulting from the application of this minimum tax will generally be payable by the parent entity of the multinational group to the tax authority in such parent’s country of residence.

The new legislation related to Pillar Two has been enacted or substantially enacted in certain jurisdictions in which Atlantica operates, including the U.K. The new legislation will be effective for Atlantica’s financial years beginning on or after December 31, 2023. We have performed a preliminary assessment of the potential exposure to Pillar Two top-up taxes. The assessment is based on the most recent country-by-country tax reporting and financial statements available for the constituent entities of the group. Based on the assessment performed, the Pillar Two effective tax rates in most of the jurisdictions in which Atlantica operates are above 15% and in all of them meet the requirements to apply the relevant transitional “safe harbors” as defined by OECD, with the exception of one jurisdiction, whose impact is not material. Therefore, we currently do not expect a material impact on our business, financial condition, results of operations and cash flows.

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

Although we expect that these NOLs will be available as a future benefit, in the event that they are not generated as expected, or are successfully challenged by the local tax authorities, such as the IRS or HM Revenue and Customs among others, by way of a tax audit or otherwise, or are subject to future limitations as discussed below, our ability to realize these benefits may be limited. A reduction in our expected NOLs, a limitation on our ability to use such NOLs or the occurrence of future tax audits may result in a material increase in our estimated future income tax liability and may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our ability to use U.S. NOLs to offset future income may be limited.

We have generated significant NOLs. For purposes of U.S. federal income taxation, NOLs generated on or before December 31, 2017, can generally be carried back two years and carried forward for up to twenty years and can be applied to offset 100% of taxable income in such years.  NOLs incurred between January 1, 2018, and December 31, 2020 may be carried forward indefinitely and carried back five years. Losses arising after December 31, 2020, cannot be carried back and may be applied to offset 80% of our taxable income in future years.

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

We have experienced ownership changes in the past. Future sales by our largest shareholder, future equity issuances and in general the activity of our direct or indirect shareholders may further limit our ability to use net operating loss carryforwards in the United States, which could have a potential adverse effect on cash flows from U.S. assets expected in the future. In addition, the IRS has issued proposed regulations concerning the calculation of built-in gains and losses under Section 382, which, if finalized, may significantly limit our annual use of pre-ownership change U.S. NOLs in the event that a new ownership change occurs after the new rule is in place.

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

If we were a PFIC for any taxable year during which a U.S. Holder held our shares, certain adverse U.S. federal income tax consequences may apply to the U.S. Holder. We do not believe that we were a PFIC for our taxable year ended December 31, 2023 and do not expect to be a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future taxable years. The application of the PFIC rules is, however, subject to uncertainty in several respects, and we must make a separate determination after the close of each taxable year as to whether we were a PFIC for such year. PFIC status depends on the composition of a company’s income and assets and the fair market value of its assets (including certain equity investments) from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

Investments

We refer to “Item 5. —Operating and Financial Review and Prospects” for the description of our recent investments. Apart from these investments, there have been no material capital expenditures or divestitures or public takeover offers made to and by the Company in the last three years.

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

Overview

We are a sustainable infrastructure company with a majority of our business in renewable energy assets. Our purpose is to support the transition towards a more sustainable world by developing, building, investing and managing sustainable infrastructure assets, while creating long-term value for our investors and the rest of our stakeholders. In 2023, renewables represented 73% of our revenue, with solar energy representing 63%. We complement our renewable assets portfolio with storage, efficient natural gas and transmission infrastructure assets, as enablers of the transition towards a clean energy mix. We also hold water assets, a relevant sector for sustainable development.

As of the date of this annual report, we own or have an interest in a portfolio of assets and new projects under development diversified in terms of business sector and geographic footprint. Our portfolio consists of 45 assets with 2,171 MW of aggregate renewable energy installed generation capacity (of which approximately 73% is solar), 343 MW of efficient natural gas-fired power generation capacity, 55 MWt of district heating capacity, 1,229 miles of electric transmission lines and 17.5 M ft3 per day of water desalination.

We currently own and manage operating facilities and projects under development in North America (United States, Canada and Mexico), South America (Peru, Chile, Colombia and Uruguay) and EMEA (Spain, Italy, Algeria and South Africa). Our assets generally have contracted or regulated revenue. As of December 31, 2023, our assets had a weighted average remaining contract life of approximately 13 years3.

We intend to grow our business through the development and construction of projects including expansion and repowering opportunities, as well as greenfield developments, third-party acquisitions, and the optimization of our existing portfolio. We currently have a pipeline of assets under development of approximately 2.2 GW of renewable energy and 6.0 GWh of storage. Approximately 47% of the projects are PV, 41% storage, 11% wind and 1% other projects, while 22% are expected to reach ready-to-build (“RTB”) in 2024-2025, 28% are in an advanced development stage and 50% are in early stage. Also, 20% are expansion or repowering opportunities of existing assets and 80% greenfield developments.

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

Current Operations

Our assets are organized into the following four business sectors: Renewable Energy, Efficient Natural Gas and Heat, Transmission Lines and Water. The following table provides an overview of our current assets:

Assets	Type	Ownership	Location	Currency(9)	Capacity (Gross)	Counterparty Credit Ratings(10)	COD*	Contract Years Remaining(17)

Solana	Renewable (Solar)	100%	Arizona (USA)	USD	280 MW	BBB+/A3/BBB+	2013	20
Mojave	Renewable (Solar)	100%	California (USA)	USD	280 MW	BB/Ba1/BB+	2014	16
Coso	Renewable (Geothermal)	100%	California (USA)	USD	135 MW	Investment grade(11)	1987/ 1989	18
Elkhorn Valley(16)	Renewable (Wind)	49%	Oregon (USA)	USD	101 MW	BBB/Baa1/--	2007	4
Prairie Star(16)	Renewable (Wind)	49%	Minnesota (USA)	USD	101 MW	--/A3/A-	2007	4
Twin Groves II(16)	Renewable (Wind)	49%	Illinois (USA)	USD	198 MW	BBB+/Baa2/--	2008	2
Lone Star II(16)	Renewable (Wind)	49%	Texas (USA)	USD	196 MW	N/A	2008	N/A
Chile PV 1	Renewable (Solar)	35%(1)	Chile	USD	55 MW	N/A	2016	N/A
Chile PV 2	Renewable (Solar)	35%(1)	Chile	USD	40 MW	Not rated	2017	7
Chile PV 3	Renewable (Solar)	35%(1)	Chile	USD	73 MW	N/A	2014	N/A
La Sierpe	Renewable (Solar)	100%	Colombia	COP	20 MW	Not rated	2021	12
La Tolua	Renewable (Solar)	100%	Colombia	COP	20 MW	Not rated	2023	9
Tierra Linda	Renewable (Solar)	100%	Colombia	COP	10 MW	Not rated	2023	9

3 Calculated as weighted average years remaining as of December 31, 2023 based on CAFD estimates for the 2024-2027 period, including assets that have reached COD before March 1, 2024.

Honda 1	Renewable (Solar)	50%	Colombia	COP	10 MW	BBB-/--/BBB	2023	7
Albisu	Renewable (Solar)	100%	Uruguay	UYU	10 MW	Not rated	2023	15
Palmatir	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB+/Baa2/BBB(12)	2014	10
Cadonal	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB+/Baa2/BBB(12)	2014	11
Melowind	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB+/Baa2/BBB(12)	2015	12
Mini-Hydro	Renewable (Hydraulic)	100%	Peru	USD	4 MW	BBB/Baa1/BBB	2012	9
Solaben 2 & 3	Renewable (Solar)	70%(2)	Spain	Euro	2x50 MW	A/Baa1/A-	2012	14/14
Solacor 1 & 2	Renewable (Solar)	87%(3)	Spain	Euro	2x50 MW	A/Baa1/A-	2012	13/13
PS 10 & PS 20	Renewable (Solar)	100%	Spain	Euro	31 MW	A/Baa1/A-	2007/ 2009	8/10
Helioenergy 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A/Baa1/A-	2011	13/13
Helios 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A/Baa1/A-	2012	13/14
Solnova 1, 3 & 4	Renewable (Solar)	100%	Spain	Euro	3x50 MW	A/Baa1/A-	2010	11/11/12
Solaben 1 & 6	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A/Baa1/A-	2013	15/15
Seville PV	Renewable (Solar)	80%(4)	Spain	Euro	1 MW	A/Baa1/A-	2006	12
Italy PV 1	Renewable (Solar)	100%	Italy	Euro	1.6 MW	BBB/Baa3/BBB	2010	8
Italy PV 2	Renewable (Solar)	100%	Italy	Euro	2.1 MW	BBB/Baa3/BBB	2011	8
Italy PV 3	Renewable (Solar)	100%	Italy	Euro	2.5 MW	BBB/Baa3/BBB	2012	8
Italy PV 4	Renewable (Solar)	100%	Italy	Euro	3.6 MW	BBB/Baa3/BBB	2011	8
Kaxu	Renewable (Solar)	51%(5)	South Africa	Rand	100 MW	BB-/Ba2/BB-(13)	2015	11
Calgary	Efficient natural gas & Heat	100%	Canada	CAD	55 MWt	~60% AA- or higher (14)	2010	12
ACT	Efficient natural gas & Heat	100%	Mexico	USD	300 MW	BBB/ B3/B+	2013	9
Monterrey(18)	Efficient natural gas & Heat	30%	Mexico	USD	142 MW	Not rated	2018	22
ATN (15)	Transmission line	100%	Peru	USD	379 miles	BBB/Baa1/BBB	2011	17
ATS	Transmission line	100%	Peru	USD	569 miles	BBB/Baa1/BBB	2014	20
ATN 2	Transmission line	100%	Peru	USD	81 miles	Not rated	2015	9
Quadra 1 & 2	Transmission line	100%	Chile	USD	49 miles/ 32 miles	Not rated	2013/2014	11/11
Palmucho	Transmission line	100%	Chile	USD	6 miles	BBB/-/BBB+	2007	14
Chile TL 3	Transmission line	100%	Chile	USD	50 miles	A/A2/A-	1993	N/A
Chile TL 4	Transmission line	100%	Chile	USD	63 miles	Not rated	2016	48
Skikda	Water	34.2%(6)	Algeria	USD	3.5 M ft3/day	Not rated	2009	10
Honaine	Water	25.5%(7)	Algeria	USD	7 M ft3/day	Not rated	2012	14
Tenes	Water	51%(8)	Algeria	USD	7 M ft3/day	Not rated	2015	16

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

(9)	Certain contracts denominated in U.S. dollars are payable in local currency.
(10)	Reflects the counterparty’s credit ratings issued by S&P, Moody’s, and Fitch. Not applicable (“N/A”) when the asset has no PPA.
(11)
Refers to the credit rating of two Community Choice Aggregators: Silicon Valley Clean Energy and Monterrey Bar Community Power, both with A Rating from S&P. The third off-taker Southern California Public Power Authority is not rated.

(12)	Refers to the credit rating of Uruguay, as UTE (Administración Nacional de Usinas y Transmisoras Eléctricas) is unrated.
(13)	Refers to the credit rating of the Republic of South Africa. The off-taker is Eskom, which is a state-owned utility company in South Africa.
(14)	Refers to the credit rating of a diversified mix of 22 high credit quality clients (~60% AA- rating or higher).
(15)	Including ATN Expansion 1 & 2.
(16)	Part of Vento II portfolio.
(17)	As of December 31, 2023.
(18)	Accounted for as held for sale as of December 31, 2023.
(*)	Commercial Operation Date.

Our Business Strategy

Our strategy focuses on climate change solutions in the power and water sectors. We intend to provide clean electricity, storage capacity, transmission capacity and desalinated water in a safe, reliable and environmentally responsible way. We believe our value creation capability is significantly enhanced by investing in sustainable sectors and managing our assets in a sustainable manner to the benefit of our shareholders and other stakeholders.

We intend to take advantage of, and leverage our growth strategy on, favorable trends in clean power generation, energy scarcity and the global focus on the reduction of carbon emissions. We believe that we are well positioned to benefit from the expected transition towards a more sustainable power generation mix in our markets.

We intend to grow our business maintaining renewable energy as our main segment with a primary focus on North America and Europe. We expect to continue investing in the development and construction of new assets, with a focus on renewable energy and storage. We own a pipeline of projects under development of approximately 2.2 GW of renewable energy and approximately 6.0 GWh of storage. We also expect to acquire assets from third parties leveraging the local presence and network we have in geographies and sectors in which we operate.

Additionally, we believe we can achieve organic growth through the optimization of the existing portfolio, escalation factors at many of our assets, as well as the repowering and hybridization with other technologies of some of the renewable energy facilities and the expansion of our existing transmission lines.

Our plan for executing this strategy includes the following key components:

Grow our business by developing new projects and investing in new assets with a focus on renewable energy and storage.

We intend to develop new assets and, in some cases, to invest in assets under development or construction. We believe that our know-how and operating expertise in our key markets together with a critical mass of assets in several geographic areas as well as our access to capital will assist us in achieving our growth plans.

Focus on stable assets in renewable energy, storage and transmission, generally contracted or regulated.

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

Our focus on three core geographies, North America, Europe and South America, helps to ensure exposure to markets in which we believe renewable energy, storage and transmission will continue to grow significantly. We believe that our diversification by business sector and geography limits risks, reinforces stability and provides us with better growth opportunities.

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

Maintain a low-risk approach

We intend to maintain a portfolio of sustainable infrastructure assets, generally totally or partially contracted, with a low-risk profile for a significant part of our revenue. We generally seek to invest in assets with proven technologies in which we generally have significant experience, located in countries where we believe conditions to be stable and safe. We may complement our portfolio with investments or co-investments in assets with shorter contracts or with partially contracted or merchant revenue or in assets with revenue in currencies other than the U.S. dollar or euro. We have a set of policies and a risk management system in place which define thorough risk management processes.

Maintain a prudent financial policy and financial flexibility

Non-recourse project debt is an important principle for us. We intend to continue financing our assets with project debt progressively amortized using the cash flows from each asset and where lenders do not have recourse to the holding company assets. The majority of our consolidated debt is project debt.

In addition, we hedge a significant portion of our interest rate risk exposure. We estimate that as of December 31, 2023, approximately 93% of our total interest risk exposure was fixed or hedged, generally for the long-term. We also limit our foreign exchange exposure. We intend to ensure that at least 80% of our cash available for distribution is always in U.S. dollars and euros. Furthermore, we hedge net distributions in euros for the upcoming 24 months on a rolling basis.

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

Our Competitive Strengths

We believe that we are well-positioned to execute our business strategies thanks to the following competitive strengths:

Stable and predictable long-term cash flows

We believe that our portfolio of sustainable infrastructure has a stable cash flow profile. We estimate that the off-take agreements or regulation in place at our assets have a weighted average remaining term of approximately 134 years as of December 31, 2023, providing long-term cash flow visibility. In 2023, approximately 54% of our revenue was non-dependent on natural resource, not subject to the volatility that natural resource may have, especially solar and wind resources. This includes our transmission lines, our efficient natural gas plant, our water assets and approximately 76% of the revenue received from our solar assets in Spain with most of their revenues based on capacity in accordance with the regulation in place. In these assets, our revenue is not subject to (or has low dependence on) solar, wind or geothermal resources, which translates into a more stable cash-flow generation. Going forward, our new investments will probably be more dependent on the natural resource. Additionally, our facilities have minimal or no fuel risk.

Our diversification by geography and business sector also strengthens the stability of our cash flow generation. We expect our well-diversified asset portfolio, in terms of business sector and geography to maintain cash flow stability.

Positioned in business sectors with high growth prospects

The renewable energy industry has grown significantly in recent years and it is expected to continue to grow in the coming decades. The renewable energy industry has grown significantly in recent years and it is expected to continue to grow in the coming decades. According to Bloomberg New Energy Finance (BNEF), the next three decades will require between $46 trillion and $131 trillion of investment which translates into an annual range of $1.5-$4.4 trillion. BNEF projects an annual investment of $1.2-$3.9 trillion in low-carbon energy sources, including renewables, surpassing the $1 trillion invested in 20225. Furthermore, clean energy is on track to set new records. Global installation of wind, solar and storage is expected to exceed 680 GW in 2024, up 22% from 2023. Solar is anticipated to lead the way in 2024 with over 500 GW expected to be installed; which will likely make it the largest source of new capacity and new generation worldwide. Onshore wind follows as the second-highest, with close to 100 GW projected to be installed in 2024, followed by storage capacity, of which around 50 GW is expected to be installed6.

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

Well positioned to capture growth opportunities

We have in-house development capabilities and partnerships with third parties to co-develop new projects. Our development asset identification is supported by rigorous analysis and deeply rooted industry knowledge and experience. In addition, we follow a disciplined approach to make capital allocation decisions and we have strict minimum required returns for development projects and acquisitions that we update frequently. In addition, our current portfolio of assets offers growth opportunities through the expansion and repowering of existing assets and through hybridization of existing assets with other complementary technologies. We can also grow by adding storage to our existing renewable assets or by developing standalone storage close to our existing assets.

4 Calculated as weighted average years remaining as of December 31, 2023 based on CAFD estimates for the 2024-2027 period, including assets that have reached COD before March 1, 2024.
5 BNEF Theme: Energy Investment and Climate Scenarios.
6 Where Energy Markets and Climate Policy Are Headed in 2024: BNEF.

Proven capabilities in operation and maintenance

We perform operation and maintenance in-house in a majority of our assets. We believe this approach allows us to have full control of our assets and to optimize their performance. We can benefit from synergies in shared resources and centralized purchasing management, among other advantages. Our corporate operations departments have a plan to periodically review all our assets in detail to identify best practices and improvement actions which are then implemented across the portfolio.

Solid financing expertise

Our Finance team has extensive experience in project financing and project refinancing in our different geographies. In our corporate financing, we have access to different pools of capital. We have issued bonds in the public markets, including convertibles, private placements with different types of investors, bank financing and commercial paper. Since a portion of the assets have revenues denominated in euros, we can issue corporate financings in euros, to take advantage of lower costs.

Lean corporate structure focused on value added activities

We operate a lean and efficient organization where corporate functions support each operating asset. Our core corporate policies are supported by a solid commitment to risk management that guides all our decisions. We believe that our internal management system ensures a nimble decision making process while ensuring compliance with our policies and risk management system.

Well positioned in ESG

In 2023, 72% of our Adjusted EBITDA was derived from renewable energy and 62% of our Adjusted EBITDA corresponded to solar energy production. Adjusted EBITDA from low carbon footprint assets represented 89%, including renewable energy, transmission infrastructure, as well as water assets. We have set a target to maintain over 85% of our Adjusted EBITDA generated from low-carbon footprint assets.

We have set a target to reduce our scope 1 and scope 2 GHG emissions per unit of energy generated7 by 70% by 2035, with 2020 as base year. This target was validated in 2021 by the Science Based Targets initiative. We have also set a target to reduce our scope 3 emissions per unit of energy generated by 70% by 2035 from a 2020 base year. With this, we target to achieve net zero GHG emissions by 2040. Additionally, we have also set targets to reduce non-GHG emissions per unit of energy generated and to reduce our water consumption per unit of energy generated.

In 2023, our key health and safety indicators met annual targets and remained below the sector average in all our geographies. Health and Safety is our number one priority, and we want our employees, partners, and contractors to apply the highest standards to ensure safe and sustainable operations.

Regarding our local communities, we acknowledge that our day-to-day activities have impacts on nearby communities. We recognize that the communities where we operate are where some of our employees and other stakeholders live and raise their families, and where part of our future workforce is educated and trained. We foster communities’ economic prosperity through local purchases and by hiring local employees. As such, it is key for us to be both proactive and a valued member of our communities. In 2023 we invested $1.5 million (in line with 2022 investment). Atlantica’s investments in local communities are focused on improving infrastructure and supporting education.

In terms of governance, we maintain a simple structure with one class of shares. The majority of our Directors are independent, and all the board committees are formed exclusively by independent directors. 22% of our directors are women. We believe that we have a solid compliance framework with a set of policies approved and reviewed annually by the Board of Directors, a Code of Conduct which is acknowledged by all employees annually and internal procedures aimed at ensuring that all geographies comply with our policies.

7 Including thermal generation.

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

PPA. Solana has a 30-year, fixed-price PPA with Arizona Public Service Company, or APS, for at least 110% of the output of the project. The PPA provides for the sale of electricity at a fixed base price approved by the Arizona Corporation Commission (“ACC”) with annual increases of 1.84% per year. The PPA includes ongoing performance obligations. The PPA expires in October 2043.

O&M. We perform O&M for Solana with our own personnel.

Operations. Solana has not yet achieved its technical capacity on a continuous basis. During the last few years, repairs, replacements and improvements were conducted on the heat exchangers, the water plant, the storage system and the solar field. In 2021, 2022 and the beginning of 2023, availability in the storage system was lower than expected due to the repairs and replacements that we have been carrying out. These works have impacted production in 2021, 2022 and 2023 and may impact production in 2024 and upcoming years.

Project Level Financing. Solana received a loan from the Federal Financing Bank (“FFB”) in December 2010, with a guarantee from the DOE. The FFB loan is payable over a 29-year term and has an average fixed interest rate of 3.69%. As of December 31, 2023, the outstanding balance of the loan was $701.8 million. The FFB loan permits dividend distributions on a semi-annual basis as long as the debt service coverage ratio is at least 1.20x.

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

Project Level Financing. Mojave received a loan from the FFB in September 2011, with a guarantee from the DOE. The FFB loan is payable over a 25-year term and has an average fixed interest rate of 2.75%. As of December 31, 2023, the outstanding balance of the loan was $570.5 million. The financing arrangement permits dividend distributions on a semi-annual basis as long as the debt service coverage ratio is at least 1.20x.

Coso

Overview. Coso is a platform of nine geothermal units with a total net capacity of approximately 135 MW located in Inyo County, California. This asset provides baseload renewable generation to CAISO.

PPAs. We have three PPAs with fixed prices:

•
Two PPAs representing approximately 85% of the revenues until 2026 and 60% from 2027 until 2036 with two Community Choice Aggregators (“CCAs”), Silicon Valley Clean Energy and Central Coast Community Energy (formerly Monterrey Bay Community Power), both with an “A” credit rating from S&P.

•	A PPA for approximately 15% of the revenues until 2026, 40% from 2027 until 2036 and 50% from 2037 until 2041 with Southern California Public Power Authority (“SCPPA”), which is not rated.

O&M. Operation and maintenance is performed in-house.

Project Level Financing. In December 2020, before the acquisition of Coso was closed, the asset entered into a $273 million financing agreement. On July 15, 2021, we prepaid $40 million, and the notional amount was reduced to $233 million. From the total amount, $93 million is progressively repaid following a theoretical 2036 maturity, with a legal maturity in 2027. The remaining $140 million are expected to be refinanced on or before 2027. Interest has been hedged in two tranches, the first tranche extends until 2027 with a strike rate of 0.86%, and the second tranche extends from 2027 to 2040 with a strike rate of 2.11%. As of December 31, 2023, the outstanding balance of the loan was $188.6 million. The financing agreement permits cash distributions to shareholders subject to a debt service coverage ratio of at least 1.20x.

Vento II

Vento II is a portfolio of four wind assets located in the states of Illinois, Texas, Oregon and Minnesota in the United States in which Atlantica has a 49% equity interest. The portfolio does not currently have any debt. O&M services are provided by EDP Renewables North America (“EDPR”) for the four assets.

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

PPA. Lone Star II had a PPA with EDPR North America, LLC at a fixed price that expired in January 2023 and the plant is currently selling electricity at market prices. Together with our partner EDPR, we have decided to sell electricity at market prices in the short-term and re-evaluate in the future the option to repower or recontract the asset.

Chile PV 1, Chile PV 2 and Chile PV 3

In April 2020 we made an investment in the creation of a renewable energy platform in Chile, together with financial partners, where we now own approximately a 35% stake and have a strategic investor role. The platform intends to make further investments in renewable energy and storage in Chile and sign PPAs with credit-worthy off-takers.

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

O&M. Chile PV 1, Chile PV 2 and Chile PV 3 have O&M agreements with third parties.

Project Level Financing. Two of the three assets have long-term project finance agreements in place in U.S. dollars, with a total outstanding balance of $70.9 million as of December 31, 2023. Payments are made semi-annually. The debt agreements bear interest based on six-month SOFR and more than 75% has been hedged. The financing arrangements permit dividend distributions at least once per year subject to meeting the debt service coverage ratios required by contract.

Due to low electricity prices in Chile, the project debts of Chile PV 1 and 2 are under an event of default as of December 31, 2023 and as of the date of this report. Chile PV 1 was not able to maintain the minimum required cash in its debt service reserve account as of December 31, 2023 and did not make its debt service payment in January. In addition, in October 2023, Chile PV 2 did not make its debt service payment. This asset obtained additional financing from the banks and made the debt service payment in December, although it was not able to fund its debt service reserve account subsequently. As a result, although we do not expect an acceleration of the debt to be declared by the credit entities, as of December 31, 2023 Chile PV 1 and 2 did not have an unconditional right to defer the settlement of the debt for at least twelve months and the project debt was classified as current in our Annual Consolidated Financial Statements. We are in conversations with the banks, together with our partner, regarding a potential waiver. Impairments were recorded in these assets in 2023 and 2022. The value of the net assets contributed by Chile PV 1&2 to the Annual Consolidated Financial Statements, excluding non-controlling interest, was close to zero as of December 31, 2023.

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

O&M. We perform O&M for La Tolua with our own personnel.

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

O&M. We perform O&M for Tierra Linda with our own personnel.

Project Level Financing. The asset has no project finance debt.

Honda 1

Overview. Honda 1 is a 10 MW solar PV asset in Colombia, 50% owned by us, which reached COD in December 2023.

PPA. The asset has a 7-year PPA commencing on COD in local currency with Enel Colombia. The PPA provides for the sale of electricity at a fixed base price indexed to local Consumer Price Index.

O&M. Honda 1 has an O&M agreement in place with a third party.

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

Palmatir

Overview. Palmatir is an onshore, 50 MW wind farm facility wholly owned by us, located in Tacuarembó, 170 miles north of the city of Montevideo, Uruguay. Palmatir has 25 wind turbines supplied by Siemens, and each turbine has a capacity of 2 MW. The plant reached COD in May 2014.

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

Project Level Financing. On April 11, 2013, Palmatir entered into a financing agreement for a U.S. dollar-denominated 19-year loan in two tranches in connection with this project. This financing agreement was subsequently amended to, among others, add an additional tranche. The first tranche is a $73 million loan with a fixed interest rate of 3.16%. The second tranche is a $33 million loan with a fixed interest rate of 6.35%. The third tranche is a $6.6 million loan with a floating interest rate of six-month U.S. adjusted term SOFR plus 4.13%. The combined outstanding balance of the three tranches as of December 31, 2023 was $66.3 million. The financing arrangements of the plant permits cash distributions to shareholders once per year subject to, among other things, a historical debt service coverage ratio for the previous twelve-month period of at least 1.25x and a projected debt service coverage ratio of at least 1.30x for the following twelve-month period.

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

Project Level Financing. In June 2020 we refinanced Cadonal’s debt for a total amount of $77.6 million and in March 2022 we prepaid $12.3 million, resulting in a loan principal comprised of:

−	Tranche A: $29.7 million loan with maturity in 2034 and a floating interest rate of six-month adjusted term SOFR plus 2.9%, 81% hedged with a swap set at approximately 3.29% strike.
−	Tranche B: $21.1 million loan with maturity in 2032 and a floating interest rate of six-month adjusted term SOFR plus 2.65%, 99% hedged with a swap set at approximately 3.16% strike.

The combined outstanding balance of these two tranches as of December 31, 2023 was $44.3 million.

The financing arrangements of the plant permits cash distributions to shareholders twice a year subject to, among other things, a senior debt service coverage ratio for the previous twelve-month period of at least 1.20x.

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

Project Level Financing. On December 13, 2018, Melowind entered into a financing agreement payable over a period of 16 years. The financing consists of a $76 million loan with a floating interest rate based on six-month adjusted term SOFR plus a margin of 2.25% until December 2021, 2.5% from January 2022 to December 2024, 2.75% from January 2025 to December 2027 and 3.0% from January 2028 to December 2034. Adjusted term SOFR exposure was 75% hedged with a swap at a rate of 3.26% with the financing bank. As of December 31, 2023, the outstanding balance of the loan was $66.0 million. The financing arrangement permits cash distributions to shareholders semi-annually subject, among other things, to a historical debt service coverage ratio for the previous twelve-month period of at least 1.15x.

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

O&M. Since March 2023, we perform the O&M services with our own personnel for all solar assets in Spain.

These assets benefit from the tax accelerated depreciation regime established by the Spanish Corporate Income Tax Act.

Solaben 2 & 3

Overview. Solaben 2 and Solaben 3 are two 50 MW solar plants located in Extremadura, Spain. Atlantica owns 70% of each asset and Itochu, a Japanese trading company, owns the remaining 30%. The assets reached COD in June and October 2012, respectively.

O&M. We perform O&M for Solaben 2 & 3 with our own personnel.

Project Level Financing. In March 2023 we refinanced Solaben 2&3. We entered into two green senior euro-denominated loan agreements for the two assets with a syndicate of banks for a total amount of €198.0 million. The new project debt replaced the previous project loans and maturity was extended from December 2030 to June 2037. The interest on the loans accrues at a rate per annum equal to the sum of six-month EURIBOR plus a margin of 1.50% between 2023 and June 2028, 1.60% between June 2028 and June 2033 and 1.70% from June 2033 onwards. The principal is 90% hedged for the life of the loan through a combination of the following instruments:

−	a pre-existing cap with a 1.0% strike with notional of €115.1 million starting in March 2023 and decreasing over time until December 2025

−
a swap with a 3.16% strike with initial notional of €64.9 million starting in March 2023. The notional increases progressively until June 2026 and decreases progressively thereafter until maturity to ensure that the principal hedged stays at 90% over the life of the loan

The financing agreement also includes a mechanism under which, in the case that electricity market prices are above certain levels defined in the contract, a reserve account should be established and funded on a six-month rolling basis for the additional revenue arising from the difference between actual prices and prices defined in the agreement. Under certain conditions, such amounts, if any, should be used for early prepayments upon regulatory parameters changes.

The total outstanding balance of these loans as of December 31, 2023 was $202.9 million for both Solaben 2 and Solaben 3. The financing arrangements permit cash distributions to shareholders twice per year if the debt service coverage ratio is at least 1.10x.

In addition, on April 8, 2020, Logrosan Solar Inversiones, S.A, the subsidiary-holding company of Solaben 2 & 3 and Solaben 1 & 6 entered into the Green Project Finance with ING Bank, B.V. and Banco Santander S.A. The facility is a green project financing euro-denominated agreement. The Green Project Finance is guaranteed by the shares of Logrosan and its lenders have no recourse to Atlantica corporate level.

In June 2023 we extended the maturity of the debt from April 2025 to December 2028. The facility had an initial notional of €140 million of which approximately 37% is amortized between the signing date and maturity. The outstanding balance of this facility as of December 31, 2023, was $118.2 million, of which €23.2 million is progressively amortized with a two-year grace period and the remaining €87.8 million is expected to be refinanced at maturity.

The interest on the loans accrues at a rate per annum equal to the sum of six-month EURIBOR plus a margin of 3.25%. The principal is 100% hedged for the life of the loan through a combination of the following instruments:

−	a pre-existing cap with a 0% strike with notional of €115.9 million starting by June 2023 and decreasing over time until December 2025.

−
a cap with a 3.5% strike with initial notional of €2.5 million starting in June 2023. The notional increases progressively until June 2025 up to €110.9 million and decreases progressively thereafter until maturity to ensure that the principal hedged stays at 100% over the life of the loan.

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

O&M. We perform O&M for Solacor 1 & 2 with our own personnel since March 2023.

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

The total outstanding balance of this loan as of December 31, 2023 was $209.4 million. This financing arrangement permits cash distribution to shareholders twice per year if the debt service coverage ratio is at least 1.15x.

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

O&M. We perform O&M for PS 10 & 20 with our own personnel since March 2023.

Project Level Financing. The asset has no project finance debt. In November 2022, we repaid in full the project finance that was in place for PS 20.

Helios 1 & 2

Overview. Helios 1 and Helios 2 are two 50 MW solar plants wholly owned by us located in Castilla-La Mancha, Spain. The assets reached COD in March and June 2012, respectively.

O&M. We perform O&M for Helios 1 & 2 with our own personnel since March 2023.

Project Level Financing. On July 14, 2020, we refinanced Helios 1 & 2. We entered into a senior secured note facility with a group of institutional investors as purchasers of the notes issued thereunder for a total amount of €325.6 million ($359.4 million approximately). The notes were issued on July 23, 2020 and have a 17-year maturity. Interest accrues at a fixed rate per annum equal to 1.90%. Debt repayment is semi-annual over the 17-year tenor of the debt. The outstanding balance of the debt as of December 31, 2023 was $279.6 million. The note facility permits cash distributions to shareholders twice per year if the debt service coverage ratio is at least 1.15x.

Helioenergy 1 & 2

Overview. Helioenergy 1 and Helioenergy 2 are two 50 MW solar plants wholly owned by us located in Andalusia, Spain. They reached COD in April and August 2011, respectively.

O&M. We perform O&M for Helioenergy 1 & 2 with our own personnel.

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

The outstanding balance of these loans as of December 31, 2023 was $235.0 million. The financing arrangements permit cash distributions to shareholders semi-annually based on a debt service coverage ratio of at least 1.15x.

Solnova 1, 3 & 4

Overview. Solnova 1, Solnova 3 and Solnova 4 are three 50 MW solar plants wholly owned by us located in Andalusia, Spain, in the same complex as PS-10 and PS-20. Solnova 1, 3 & 4 projects reached COD in February, June, and July 2010, respectively.

O&M. We perform O&M for Solnova 1, 3 & 4 with our own personnel since March 2023.
Project Level Financing. In December 2022 we refinanced Solnova 1, 3 & 4. We entered into a green senior euro-denominated loan agreement for the three assets with a syndicate of banks for a total amount of €338.5 million. The new project debt replaced the previous three project loans and maturity was extended from 2029 and 2030 to June 2035.

The interest rate for the loan accrues at a rate per annum equal to the sum of six-month EURIBOR plus a margin of 1.50% between 2023 and 2027, 1.65% between 2028 and 2032 and 1.80% from 2033 onwards. The principal is 90% hedged for the life of the loan through a combination of the following instruments:

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

As of December 31, 2023, the outstanding balance of this loan was $338.1 million. The financing arrangement permits cash distributions to shareholders twice per year if the debt service coverage ratio is at least 1.10x from 2023 to 2032 and 1.15x from 2032 onwards.

Solaben 1 & 6

Overview. Solaben 1 and Solaben 6 are two 50 MW solar plants wholly owned by us located in Extremadura, Spain, in the same complex as Solaben 2 & 3. Solaben 1 & 6 reached COD in September and October 2013, respectively.

O&M. We perform O&M for Solaben 1 & 6 with our own personnel.

Project Level Financing. On September 30, 2015, Solaben Luxembourg S.A., a holding company of the two project companies, issued a project bond for €285 million with maturity in December 2034. The bonds have a coupon of 3.76% with interest payable in semi-annual instalments on June 30 and December 31 of each year. The principal is amortized over the life of the financing. The outstanding balance as of December 31, 2023 was $179.7 million. The bonds permit cash distributions to shareholders twice per year if the debt service coverage ratio is at least 1.65x.

Seville PV

Overview. Seville PV is a 1 MW photovoltaic farm located alongside PS 10 & 20 and Solnova 1, 3 & 4, in Andalusia, Spain. Seville PV reached COD in 2006.

O&M. We perform O&M for Seville PV with our own personnel.

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

O&M. O&M agreements with third parties.

Project Level Financing. The assets have non-recourse project financing in place for a total amount outstanding of $2.7 million as of December 31, 2023.

−
In June 2011, Italy PV 1 entered into a 15-year loan agreement for €6.0 million with maturity in 2026. The interest rate for the loan is a floating rate based on six-month EURIBOR plus a margin of 1.30%. As of December 31, 2023, the outstanding balance of this loan was $1.1 million.

−
In July 2016, Italy PV 3 entered into a 10-year loan agreement for €1.2 million with maturity in 2026. The interest rate for the loan is a fixed rate of 3.80%. As of December 31, 2023, the outstanding balance of this loan was $0.4 million.

−
In March 2022, Italy PV 4 entered into a 10-year loan agreement for €1.3 million with maturity also in 2031. The interest rate for the loan is a fixed rate of 1.00%. As of December 31, 2023, the outstanding balance of this loan was $1.2 million.

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

Eskom is a state-owned, limited liability company, wholly owned by the Republic of South Africa. Eskom has recently announced a legal separation of the company into three entities. After this separation, Kaxu’s off-taker will be the National Transmission Company of South Africa. Eskom’s payment guarantees are underwritten by the South African Department of Mineral Resources and Energy, under the terms of an implementation agreement. Eskom’s credit ratings are currently B from S&P, B2 from Moody’s and B from Fitch. The Republic of South Africa’s credit ratings are currently BB- from S&P, Ba2 from Moody’s and BB- from Fitch.

In addition, in 2019, we entered into a political risk insurance policy with the Multinational Investment Guarantee Agency for Kaxu. The insurance provides protection for breach of contract up to $47 million as of December 31, 2023, in the event of the South African Department of Mineral Resources and Energy not complying with its obligations as guarantor. This insurance policy does not cover credit risk.

O&M. We perform O&M for Kaxu with our own personnel.

Operations. In the third quarter of 2023, a scheduled turbine major overhaul was carried out by Siemens, the original equipment manufacturer and took approximately 30 days longer than expected. After re-starting production, at the end of September, a problem was found in the turbine, likely related to the major overhaul. The plant restarted operations in mid-February 2024. Part of the damage and the business interruption is covered by our insurance property policy, after a 60-day deductible.

Additionally, in June 2023 we executed an EPC heat exchanger performance bond at Kaxu for approximately $11 million, as we believe that the conditions were met. The EPC supplier has informed us that they intend to start an arbitration process. The cash received in connection with such bond has been recorded as a deferred income and is expected to be used for repairs at the asset.

Project Level Financing. Kaxu entered into a long-term financing agreement with a lenders’ group for a total initial amount of approximately $367.4 million. The loan consists of senior and subordinated long-term loans payable in South African rand over an 18-year term with the cash generated by the project. The interest rate exposure was initially 100% hedged through a swap with the same banks providing the financing, and the coverage progressively reduces over the life of the loan. Current hedged interest rate exposure was 58% until 2023, decreasing to 43% from 2024 onwards. Current effective annual interest rate in rands is approximately 11.5% considering the hedge in place. As of December 31, 2023, the outstanding balance of these loans was ZAR 4,294 million, or $233.9 million and the financing was not in default.

The financing arrangement permits dividend distributions on a semi-annual basis after the first repayment of debt has occurred, provided that the historical and projected debt service coverage ratios are 1.20x or above.

Efficient Natural Gas and Heat

Calgary District Heating

Overview. Calgary is a 55MWt district heating facility, consisting of 55MWt natural gas boilers and 3.3 MWe Combined Heat and Power unit, located in the city of Calgary in Alberta, Canada which reached COD in 2010. Calgary District Heating is a wholly owned subsidiary of Atlantica.

Thermal Off-take Agreements. The asset has capacity-based thermal heat revenue with inflation indexation, investment grade off-takers and 12-year average contract life remaining. Contracted capacity and pass-through volume payments represent approximately 65% of the total revenue.

O&M. We perform O&M for Calgary District Heating with our own personnel.

Project Level Financing. The asset does not have any project level financing.

ACT

Overview. ACT is a gas-fired cogeneration facility 99.99% owned by us through ACT Energy Mexico, S. de R.L. de C.V., (“ACT Energy Mexico”). The asset is located inside the Nuevo Pemex Gas Processing Facility near the city of Villahermosa in the State of Tabasco, Mexico. It has a rated capacity of approximately 300 MW and between 550 and 800 metric tons per hour of steam. ACT reached COD in 2013.

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

We have experienced delays in collections from Pemex, especially since the second half of 2019, which have been significant in certain quarters, including in the fourth quarter of 2023.

O&M. GE provides services for the maintenance, service and repair of the gas turbines and NAES is responsible for the O&M. The O&M agreement with NAES expires upon the expiration of the Pemex CSA, although we may cancel it with no penalty at any time.

Project Level Financing. In December 2013 ACT Energy Mexico entered into a $660.0 million senior loan agreement with a syndicate of banks. In March 2014, after the loan’s first repayment, additional banks entered the syndicate, leading to a $655.4 million senior loan with two tranches. In 2023, Tranche 1 was fully repaid and the outstanding balance consisted of an original $450.0 million loan with an 18-year maturity. The interest rate is a floating rate based on SOFR plus a 3-month standard adjustment plus a margin of 3.75%. The loan is 75% hedged at a weighted average rate of 4.01%.

The outstanding balance of as of December 31, 2023 was $401.5 million. The senior loan agreement permits cash distributions to shareholders provided that the debt service coverage ratio is at least 1.20x.

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

In 2023, our partner in Monterrey initiated a process to sell its 70% stake in the asset. Such process is well advanced and, as part of it, we intend to sell our interest as well under the same terms. The net proceeds to Atlantica are expected to be in the range of $45 to $52 million, after tax. The transaction is subject to certain conditions precedent and final transaction closing. We cannot guarantee that the transaction will finally close.

PPA. It is a U.S. dollar-denominated PPA with two international large corporations engaged in the car manufacturing industry. The PPA had originally a 20-year term starting at COD. In May 2022, together with our partner, we entered into a 7.5-year PPA extension with the same off-takers, such that the PPA now ends in 2046. The extension involves an investment, which has been largely made as of December 31, 2023, to achieve certain improvements in the asset to provide, among other things, additional battery capacity and additional redundancy of electric power supply. The PPA includes price escalation factors. The asset also has a 20-year contract for the natural gas transportation. It has limited commodity risk since a majority of the gas cost is a pass-through to our clients.

O&M. Wärtsilä performs the O&M for Monterrey under a contract renewed in 2020 for five years. In addition, the asset has in place a Generator Maintenance Agreement with Wärtsilä for the seven generators for a period of 15 years from COD.

Project Level Financing. Monterrey has a loan of $155.7 million outstanding balance as of December 31, 2023, which matures in September 2027. The interest rate of the loan is a floating rate based on the Adjusted Daily Simple SOFR plus a margin of 2.75% with a 0.25% increase after the third anniversary (September 2023) and another 0.25% increase after the sixth anniversary (September 2026). The variable interest rate exposure was 85% hedged with a swap rate of 2.11% with the financing bank. The loan agreement permits cash distributions after the asset reached COD provided that the debt service coverage ratio is at least 1.20x.

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

O&M. We perform O&M for ATN with our own personnel since July 2023.

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

As of December 31, 2023, the outstanding balance of this loan was $81.6 million. The project bond agreement permits cash distributions subject to a debt service coverage ratio for the last six months of at least 1.10x.

ATS

Overview. ATS is a 569-mile transmission line located in Peru wholly owned by us. ATS is part of the Guaranteed Transmission System and comprises several sections of transmission lines and substations. ATS reached COD in 2014.

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

O&M. ATS has an O&M agreement with Omega Peru that we can terminate every three years (or every two years under certain circumstances).

Project Level Financing. On April 8, 2014, ATS issued a project bond denominated in U.S. dollars with a 29-year term with semi-annual amortization and which bears a fixed interest rate of 6.875%. As of December 31, 2023, $384.6 million was outstanding. The project bond agreement permits cash distributions every six months subject to a debt service coverage ratio for both the 12 month period previous to and following the distribution of at least 1.20x.

ATN 2

Overview. ATN 2 is an 81 miles transmission line located in Peru wholly owned by us, which is part of the Complementary Transmission System. ATN 2 reached COD in June 2015.

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

O&M. ATN 2 has an O&M agreement with Omega Peru that we can terminate every three years (or every two years under certain circumstances).

Project Level Financing. In 2011 and 2014, a 15-year loan agreement was executed for a commitment of $50.0 million and $31.0 million, respectively. All debt has a fixed interest rate amounting to 4.85% on a weighted average basis and matures in 2031. As of December 31, 2023, the outstanding balance of the ATN 2 project loan was $40.7 million. The loan agreement permits cash distributions subject to a debt service coverage ratio of at least 1.15x.

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

Concession Agreement. Both projects have concession agreements with the Sierra Gorda SCM mining company, which is owned by KGHM Polska Mietz and South32 Limited. The concession agreement is denominated in U.S. dollars and has a 21-year term that began on the COD. The contract price is indexed mainly to the U.S. CPI.
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

Project Level Financing. In June 2019, we refinanced the project debt of our Chilean assets Palmucho, Chile TL 3, Quadra 1 and Quadra 2. This financing agreement consists of a single loan agreement for all these assets for an original amount of $75 million with a syndicate of local banks. The loan is denominated in U.S. dollars and matures on September 30, 2031. It has a semi-annual amortization schedule and accrues interest at a variable rate based on the six-month SOFR plus 3.60%. We contracted an interest rate swap at an approximate fixed rate of 2.25% to hedge 75% of the amount nominal during the entire debt term. As of December 31, 2023, the outstanding balance was $52.9 million. The financing agreement is cross collateralized jointly between the Chilean assets and permits cash distributions twice per year if the combined debt service coverage ratio for the three assets is at least 1.20x.

Palmucho

Overview. Palmucho is a transmission line in Chile of approximately 6 miles. Palmucho has a 14-year concession contract with Enel Generacion Chile, whereby both parties are obliged to enter into a four-year valid toll contract at the end of the term of the concession contract and the valid toll contract will be renewed for three periods of four years each until one of the parties decides not to renew. O&M services are provided by Energysur.

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

Honaine reached COD in July 2012. AEC is the Algerian agency in charge of delivering Algeria’s large-scale desalination program. The technology used in the Honaine plant consists of desalination using membranes by reverse osmosis.

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

Project Level Financing. In May 2007, MBH signed a financing agreement for $233 million which accrues interest at a fixed-rate of 3.75%. The repayment of the Honaine facility agreement consists of quarterly payments, ending in April 2027. As of December 31, 2023, the outstanding balance of the Honaine project loan was $35.6 million. The financing arrangement permits cash distributions to shareholders once per year under certain conditions, including that the audited financials for the prior fiscal year indicate a debt service coverage ratio of at least 1.25x.

Skikda

Overview. The Skikda project is a 3.5 M ft3 per day capacity water desalination plant located in Skikda, Algeria. Skikda is located 510 km east of Algiers. We indirectly own 34.2% of Skikda through Aguas de Skikda, (“ADS”), AEC owns 49% and Sacyr owns the remaining 16.8%. We own a 67% of the holding company which in turns has a 51% equity stake in Skikda, as a result we fully consolidate the asset.

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

Project Level Financing. In July 2005, ADS signed a financing agreement for $108.9 million which accrues interest at a fixed-rate of 3.75%. The repayment of the Skikda facility agreement consists of sixty quarterly payments, ending in May 2024. As of December 31, 2023, the outstanding balance of the Skikda project loan was $2.6 million. The financing arrangement permits cash distributions to shareholders once per year under certain conditions, including that the audited financials for the prior fiscal year indicate a debt service coverage ratio of at least 1.25x.

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

Project Level Financing. Tenes signed a financing agreement for $211 million. The loan accrues a fixed interest rate of 3.75%. The repayment of the facility agreement consists of sixty quarterly payments, ending in August 2031. As of December 31, 2023, the outstanding balance of the Tenes project loan was $73.7 million. The financing arrangements permit cash distribution to shareholders subject to a debt service coverage ratio of at least 1.10x.

Geographies and business sectors

We refer to “Item 5. Operating and Financial Review and Prospects” and to Note 4 to our Consolidated Financial Statements for a breakdown of our revenue by geography and by business sector.

Assets under construction

We currently have the following assets under construction or ready to start construction in the short-term:

Asset	Type	Location	Capacity (gross)(1)	Expected COD	Expected Investment(3) ($ million)	Off-taker
Coso Batteries 1	Battery Storage	California, US	100 MWh	2025	40-50	Investment grade utility
Coso Batteries 2	Battery Storage	California, US	80 MWh	2025	35-45	Investment grade utility
Chile PMGD(2)	Solar PV	Chile	80 MW	2024-2025	30	Regulated
ATN Expansion 3	Transmission Line	Peru	2.4 miles 220kV	2024	12	Conelsur
ATS Expansion 1	Transmission Line	Peru	n.a. (substation)	2025	30	Republic of Peru
Honda 2(4)	Solar PV	Colombia	10 MW	2024	5.5	Enel Colombia
Apulo 1(4)	Solar PV	Colombia	10 MW	2024	5.5	-

Notes:
(1)	Includes nominal capacity on a 100% basis, not considering Atlantica’s ownership.
(2)	Atlantica owns 49% of the shares, with joint control, in Chile PMGD. Atlantica’s economic rights are expected to be approximately 70%.
(3)	Corresponds to the expected investment by Atlantica.
(4)	Atlantica owns 50% of the shares in Honda 2 and Apulo 1.

•
In October 2023, we entered into two 15-year tolling agreements (PPAs) with an investment grade utility for Coso Batteries 1 and Coso Batteries 2. Under each of the tolling agreements, Coso Batteries 1 and 2 will receive fixed monthly payments adjusted by the financial settlement of CAISO’s Day-Ahead market. In addition, we expect to obtain revenue from ancillary services in each of the asset.

Coso Batteries 1 is a standalone battery storage project of 100 MWh (4 hours) capacity located inside Coso, our geothermal asset in California. Additionally, Coso Batteries 2 is a standalone battery storage project with 80 MWh (4 hours) capacity also located inside Coso. Our investment is expected to be in the range of $40 million to $50 million for Coso Batteries 1, and in the range of $35 to $45 million for Coso Batteries 2. Both projects were fully developed in-house and are now under construction. We have closed a contract with Tesla for the procurement of the batteries. COD is expected in 2025 for both projects.

•
In November 2022, we closed the acquisition of a 49% interest, with joint control, in an 80 MW portfolio of solar PV projects in Chile which is currently under construction (Chile PMGD). Our economic rights are expected to be approximately 70%. Total investment in equity and preferred equity is expected to be approximately $30 million and COD is expected to be progressive in 2024 and 2025. Revenue for these assets is regulated under the Small Distributed Generation Means Regulation Regime (“PMGD”) for projects with a capacity equal or lower than 9 MW which allows to sell electricity at a stabilized price.

•
In July 2022 we closed a 17-year transmission service agreement denominated in U.S. dollars that will allow us to build a substation and a 2.4-mile transmission line connected to our ATN transmission line serving a new mine in Peru (ATN Expansion 3). The substation is expected to enter in operation in 2024 and the investment is expected to be approximately $12 million.

•
In July 2023, as part of the New Transmission Plan Update in Peru, the Ministry of Energy and Mines published the Ministerial Resolution that enables to start construction of our ATS Expansion 1 project, consisting in the reinforcement of two existing substation with new equipment. The expansion will be part of our existing concession contract, a 30-year contract with a fixed-price tariff base denominated in U.S. dollars adjusted annually in accordance with the U.S. Finished Goods Less Foods and Energy Index as published by the U.S. Department of Labor. Given that the concession ends in 2044, we will be compensated with a one-time payment for the remaining 9 years of concession. The expansion is expected to enter in operation in 2025 and the investment is expected to be approximately $30 million.

•
In May 2022, we agreed to develop and construct Honda 1 and 2, two PV assets in Colombia with a combined capacity of 20 MW where we have a 50% ownership. Each plant has a 7-year PPA with Enel Colombia. Our investment is expected to be $5.5 million for each plant. Honda 1 entered in operation in December 2023 and Honda 2 is expected to enter into operation in the second quarter of 2024.

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

We currently have a pipeline of assets under development, including both repowering or expansion opportunities of existing assets and greenfield development, of approximately 2.2 GW7 of renewable energy and 6.0 GWh8 of storage. Approximately 47% of the projects are PV, 41% storage, 11% wind and 1% others, while 22% of the projects are expected to reach ready to build (“Rtb”) in 2024 or 2025, 28% are in an advanced development stage and 50% are in early stage. Also, 20% corresponds to expansion or repower opportunities of existing assets and 80% to greenfield developments.

	Renewable Energy (GW)[8]	Storage (GWh)[8]
North America	1.2	4.3
Europe	0.4	1.6
South America	0.6	0.1
Total	2.2	6.0
Customers

We derive our revenue from selling electricity, electric transmission capacity, water desalination capacity and heat. Our customers are mainly comprised of electrical utilities and corporations, with which we typically have entered into PPAs. We also employ concession contracts, typically ranging from 20 to 30 years. We also have regulated assets in Spain, Chile (Chile TL 3) and Italy. Chile PV 1, Chile PV 3 and Lone Star II, which represent less than 1% of our Adjusted EBITDA for the year 2023, sell electricity at market prices. Additionally, we have other assets that sell a percentage of their production at market prices. See the description of each asset under “—Our Operations” for more detail on each concession contract.

8 Only includes projects estimated to be ready to build before or in 2030 of approximately 3.7 GW, 2.2 GW of renewable energy and 1.5 GW of storage (equivalent to 6.0 GWh). Capacity measured by multiplying the size of each project by Atlantica’s ownership. Potential expansions of transmission lines not included.

Our main contracts in our business also include the project finance contracts with banks or financial institutions and the operation and maintenance contracts of each of our assets. See description of financing and operation and maintenance contracts under “—Our Operations.”

Competition

Renewable energy, storage, efficient natural gas and heat and transmission lines are all capital-intensive with numerous industry participants. We compete based on the location of our assets in various countries and regions; however, because most of our assets typically have long-term contracts, competition with other asset operations is limited with respect to existing assets until the expiration of the PPAs. Power generation and transmission are highly regulated businesses in each country in which we operate and are currently highly fragmented and have a diverse industry structure. Our competitors have a wide variety of capabilities and resources. Our competitors include, among others, regulated utilities and transmission companies, other independent power producers and power marketers or trading companies and state-owned monopolies.

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

Employees

As of December 31, 2023, we had 1,366 employees. Following the internalization of the operations and maintenance services in our solar assets in the United States in 2019, in South Africa in 2022 and in our solar assets in Spain also in 2022 and 2023, part of the recently hired employees of the relevant O&M companies belong to previously existing labor unions. We believe that the relationship between the Company and its labor union is good. We have not experienced any strikes or work stoppages among our workforce. One of our plants has experienced strikes by employees working for one of our operation and maintenance suppliers in the past.

Health & Safety

Among our values, the first one is “Integrity, Compliance and Safety”. We are committed to prioritizing and actively promoting health and safety as a tool to protect the integrity and health of our employees, subcontractors and partners involved in our business activity. We promote a safe operating culture across Atlantica and encourage a preventive culture in the O&M activities of our subcontractors as reflected in our corporate health and safety policy.

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

On an annual basis, we establish key safety metrics targets in all our assets which include both Atlantica and subcontractor employees, which were achieved in 2023:

−
Our Total Recordable Incident Rate (TRIR) has been calculated following Sustainable Accounting Standards IF-EU-320a.1. It represents the total number of recordable accidents with and without leave (lost time injury) recorded in the last 12 months on 200 thousand hours worked. We ended 2023 at 0.9, compared to 1.0 in 2022.

−
Our Lost Time Injury Rate (LTIR) represents the total number of recordable accidents with leave (lost time injury) recorded in the last 12 months on 200 thousand of hours worked. We ended 2023 at 0.4, compared to 0.6 in 2022.

TRIR and LTIR decreased in 2023 compared to the previous year mainly due to a decrease in the number of accidents with leave at our assets under construction, which were a top priority during the year. In 2024, we will maintain our focus on developing best practices in our assets under construction, working closely with our construction suppliers, while we maintain or improve our ratios in assets in operation.

Operation and Maintenance

We currently perform internally the O&M for a majority of our assets. In March 2023, we completed the process of transitioning O&M services for the assets in Spain where Abengoa was still the supplier to an Atlantica subsidiary. Additionally, since July 2023 we perform O&M for ATN with our own personnel. After these transfers, we perform the O&M services with our own personnel for assets representing approximately 74% of the consolidated revenue in 2023.

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

Intellectual Property

We refer to “Item 5-Operating and Financial Review and Prospects-C. Research and Development” for a summary of the extent to which the Company is dependent on patents and licenses.

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

In addition, during 2021 and 2022, several lawsuits were filed related to the February 2021 winter storm in Texas against among others Electric Reliability Council of Texas (“ERCOT”), two utilities in Texas and more than 230 individual power generators, including Post Oak Wind, LLC, the project company owner of Lone Star II, one of the wind assets in Vento II where we currently have a 49% equity interest. The basis for the lawsuit is that the defendants failed to properly prepare for cold weather, including failure to implement measures and equipment to protect against cold weather, and failed to properly conduct their operations before and during the storm.

Except as described above, Atlantica is not a party to any other significant legal proceedings other than legal proceedings (including administrative and regulatory proceedings) arising in the ordinary course of its business. Atlantica is party to various administrative and regulatory proceedings that have arisen in the ordinary course of business.

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

Section 1603 U.S. Treasury Grant Program

In lieu of claiming certain U.S. federal income tax credits, in particular, the ITC, owners of eligible solar energy property were eligible for a period of time to receive a cash grant from the U.S. Treasury equal to 30% of the tax basis of the eligible property. Solana received its 1603 Cash Grant final award from the U.S. Treasury in October 2014, and Mojave received its 1603 Cash Grant final award from the U.S. Treasury in September 2015.

Federal Loan Guarantee Program

The DOE was authorized to grant guarantees with respect to certain loans to renewable energy projects and related manufacturing facilities and electric power transmission projects under Section 1703 of EPACT. The senior debt for Solana and Mojave is guaranteed by the DOE pursuant to the Section 1705 loan guarantee program.

Inflation Reduction Act

On August 16, 2022, U.S. President Biden signed into law the U.S. Inflation Reduction Act (IRA). The provisions of the IRA are intended to, among other things, incentivize clean energy investment, clean energy production and manufacturing of necessary components. The IRA includes, among other incentives, (i) the expansion and extension of ITCs to 30% (subject to satisfying the eligibility requirements under the IRA) for solar projects to be built until 2032, (ii) the expansion and extension of PTCs for wind projects to be built until 2032, (iii) a 30% ITC (subject to satisfying the eligibility requirements under the IRA) for standalone storage projects to be built until 2032, (iv) a new tax credit that will award up to $3/kg for low carbon hydrogen and a three-year extension and modification of PTCs for facilities that begin construction before December 31, 2024, and (v) the increase in total funds available for the U.S. Department of Energy’s Title 17 loan guarantee program by $3.6 billion, bringing the total to $40 billion. The IRA also includes transferability options for the ITCs and PTCs, which is intended to allow for an easier and faster monetization of these tax credits. Such credits will reduce the cost of renewable investments in the U.S. to developers.

We expect to claim ITCs or any other tax credits or benefits available under IRA for the projects currently under development and construction in the U.S. and for any other qualifying project that we develop and start construction in the U.S.

In determining ITC eligibility, we will rely upon applicable tax law and published IRS guidance. However, the application of law and guidance regarding ITC eligibility to the facts of particular solar energy and standalone storage projects is subject to a number of uncertainties, in particular with respect to the new IRA provisions for which Department of Treasury regulations (“Treasury Regulations”) are being developed and implemented, and there can be no assurance that the IRS will agree with our approach in the event of an audit. The Department of Treasury is expected to issue Treasury Regulations and additional guidance with respect to the application of the newly enacted IRA provisions, and the IRS and Department of Treasury may modify existing guidance, possibly with retroactive effect. Any of the foregoing could reduce the amount of ITCs or, if applicable, PTCs available to us. In this event, we could be required to seek alternative sources of funding for solar energy projects, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We cannot currently predict what, if any, impact the UFLPA will have on the overall supply of solar panels into the U.S. and the related timing and cost of solar projects, future disruption and their effect on U.S solar project development and construction activities are uncertain. As of the date of this annual report, there continues to be uncertainty in the market around achieving full compliance with UFLPA, whether related to sufficient traceability of materials or other factors.

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

In February 2022, a California based company filed an AD/CVD petition with the DOC seeking to impose new tariffs on solar panels and cells imported from multiple countries, including Malaysia, Vietnam, Thailand, and Cambodia. While the petition is similar to the one rejected by the DOC in November 2021, there are notable differences. The group added Cambodia to the petition and is requesting that the DOC conduct a country-wide inquiry into each of the four countries. In March 2022, the DOC decided to act on the February petition and investigate the claim. On August 18, 2023, the DOC issued its final affirmative determinations that solar cells and modules completed in Cambodia, Malaysia, Thailand, or Vietnam using certain specified components from China, and exported to the United States, are circumventing the antidumping duty and countervailing duty orders on solar cells, whether or not assembled into modules, from China. However, in June 2022, the U.S. Administration used its executive powers to issue a 24-month tariff moratorium on solar panels manufactured in Cambodia, Malaysia, Thailand, and Vietnam. The moratorium came as a direct response to concerns raised about the adverse impact from the ongoing DOC complaint on the U.S. solar industry. U.S. companies will be exempt from any retroactive tariffs that previously could have applied, but companies may still be subject to tariffs after the moratorium ends. The U.S. Administration also announced that it plans to invoke the Defense Production Act to accelerate the production of solar panels in the U.S. While this moratorium was introduced to stay in force until June 6, 2024, the existence of such petitions and possibility of further petitions and investigations create uncertainty related to the supply of solar modules, which can negatively impact the global solar market and the timing and viability of solar projects in our development pipeline.

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

California

The California Public Utilities Commission, (“CPUC”), governs, among other entities, California’s investor-owned utilities, including Pacific Gas & Electric Company. The CPUC reviewed Mojave’s PPA and approved the contract by issuing a formal decision in November 2011.

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

Since the energy reform of December 2013 and the enactment of the Electric Industry Law (Ley de la Industria Eléctrica), the power generation sector has been more open to private participation and investment, creating a competitive spot market in power generation, although electric transmission and distribution remain public services to be provided exclusively by CFE. The national electric grid is a responsibility the CENACE, which became a decentralized public agency, an Independent System Operator, or ISO.

Since commencement of the energy reform process, secondary legislation and regulation was enacted and changes were implemented through a substantial modification of the legal framework that had governed the development of the energy industry in the country.

On December 3, 2021, the Mexican Energy regulatory Commission (Comisión Reguladora de la Energía), or CRE published Decree number A/037/2021, by which the interpretation criteria of the concept self-needs was amended, with an impact on general aspects of isolated supply and local generation activities.

Additionally, on December 31, 2021, CRE published the new rules for the grid code (Código de Red) on aspects of efficiency, quality, reliability, safety and sustainability of the National Electric System (Sistema Eléctrico Nacional).

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

Energy Regulators

By means of Agreement A/023/2023, published in the Official Federal Gazette on July 20, 2023, the CRE nullified Agreements (i) A/001/2021, which established the suspension of legal terms and deadlines as a measure to prevent and combat the spread of the COVID-19 and (ii) A/004/2023, which restored legal terms and deadlines in an orderly and staggered manner.

Therefore, the above is beneficial for the energy sector since the legal terms and deadlines before the CRE will be complied with in accordance with the applicable laws. However, Agreement A/023/2023 does not guarantee that the CRE will comply with its legal obligations, thus, if the CRE fails to comply, individuals may appeal to legal mechanisms to defend their interests.

Likewise, the Energy Ministry, by means of an agreement published on February 17, 2023 in the Official Federal Gazette, established the renewal of deadlines and legal terms with respect to all formalities, procedures and any activity that falls under the responsibility of the Energy Ministry, as of March 1, 2023.

Current Regulatory Framework

The following laws and regulations are among the main provisions that include constitutional, legal and regulatory provisions applying to the development of cogeneration projects in Mexico, according to the enacted regulatory framework:

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

The Resolution 055-2020-OS/CD issued by OSINERGMIN approved the Annual Liquidation Procedure, applicable to all transmission concessionaires titleholders of SGT Contracts. This procedure, did not modify the base tariff established in the concession agreements. However, this procedure is relevant as it determines the monthly disbursements to be made in favor of the transmission agents of the electricity market in a tariff annual period and determines the transmission toll that must be paid by all customers pursuant to the Transmission Rules (Reglamento de Transmisión) in order to cover the base tariff.

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

Electricity Legal Framework

The principal laws and regulations governing the Peruvian energy sector, or the Electricity Legal Framework, are: (i) the Electricity Concessions Law (Ley de Concesiones Eléctricas, PCL), and its implementing rules; (ii) the Law 28832, Law to Ensure the Efficient Development of Electricity Generation (Ley para Asegurar el Desarrollo Eficiente de la Generación Eléctrica), (iii) the Transmission Rules (Reglamento de Transmisión), or the Transmission Rules; (iv) the General Environmental Law; (v) the Regulations for the Environmental Protection in Power Activities; (vi) the Laws creating OSINERGMIN; (vii) the OSINERGMIN Rules ; (viii) the Regulatory Agencies of Private Investment in Public Services Framework Law; and (ix) the Legislative Decree that promotes investment in the generation of power through renewable resources and its regulations.

These rules regulate how to enter the electricity sector (applicable permits and licenses); the main obligations of the different participants of the electricity market (generators, transmission companies and distribution companies); remuneration systems for the different market participants; rights of electricity consumers and the attributions of the competent authorities.

The Economic Operations Committee of the National Interconnected System (Comité de Operación Económica del Sistema Interconectado Nacional – COES) is an entity created by the PCL and it is composed by different market participants (generation, transmission and distribution companies). COES  is the operator of National Interconnected System - SEIN. COES supervises the interconnection of new facilities to the grid, organizes energy dispatch and supervises the real time operational of the system. The Resolution 083-2021-OS/CD approved the technical procedure No. 20 of the COES. By this procedure COES, regulates the main technical issues  related to the entry, modification and withdrawal of electric facilities in the SEIN and established a regulation for the treatment of facilities connected to distribution concessions.

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

The Resolution N° 002-2020-OS/CD issued by OSINERGMIN approved the procedure named “Conditions for the application of electricity generation and transmission tariffs”. This regulation is applicable to electricity agents (including transmission agents). By means of this procedure, the conditions for the application of the generation and transmission prices were established for certain electric energy supplies as further detailed in the Electrical Concessions Law.

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

OSINERGMIN is the entity that verifies the compliance of the electricity regulation. Currently, OSINERGMIN applies its new Regulations for the Inspection and Sanctioning of Energy and Mining Activities approved by Resolution No. 208-2020-OS/CD, issued in December, 2020. Such new regulation is applicable to the transmission sector.

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

On September 24, 2023, the Ministry of Energy and Mines issued Supreme Decree No. 016-2023-EM, approving the Citizen Participation Regulations for the execution of electrical activities. The purpose of these regulations is to establish provisions that govern the mechanisms of citizen involvement in various stages, including the preparation and evaluation of environmental management instruments, as well as the post-approval stage concerning electricity activities. Regarding the post-approval stage of the Environmental Study or IGAC, the regulations specify that citizen participation mechanisms must be incorporated into the Community Relations Plan of the Environmental Study or IGAC. This plan should outline the timing for compliance, the frequency, and the method of providing sources for verifying its implementation to the OEFA.

The Ministry of Energy and Mines has issued the Supreme Decree No. 014-2023-EM, which outlines complementary provisions for the Detailed Environmental Plan (PAD). The objective is to foster sustainable development within the realm of electricity generation, transmission, and distribution nationwide. The Detailed Environmental Plan serves as a supplementary environmental management tool, addressing both actual and potential adverse environmental impacts identified within the scope of ongoing electrical activities. Its purpose is to streamline the adaptation of these activities in a manner that aligns with environmental considerations.

The Supreme Decree No. 014-2023-EM introduces a revised timeline for notifying the Ministry of Energy and Mines regarding the intention to apply for a Detailed Environmental Plan (PAD), with a stipulated window of 3 months from the rule’s effective date, or until November 20, 2023. Additionally, the regulation outlines that, for the subsequent submission of the PAD, owners of electrical activities are granted a 3-year timeframe, whereas municipalities and regional governments are afforded 5 years, both calculated from the date of the Supreme Decree coming into effect.

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

According to the General Electric Services Law, all owners of generation facilities synchronized to the SEN shall have the right to sell the energy they produce at the instantaneous marginal cost, as well as their power surpluses at the node price of the power. As a result, in the generation market there are forced sales of electric power between the different plants, the price of which is determined by CEN and corresponds to the instantaneous marginal cost. The valuation of energy and power transfers between the different companies is carried out by CEN, according to the rules contained mainly in “Regulation of coordination and operation of the national electricity system” and “Regulation of power transfers between companies regulated by General Law of Electric Services”.

Regulation applicable to PMGDs

The General Electric Services Law provides that a regulation will establish the procedures for the determination of prices, when the generation facilities are directly connected to distribution system, as well as the price stabilization mechanisms applicable to the energy injected by power plants whose surplus of power that can be supplied to the electricity system does not exceed 9 MW. For that reason, Supreme Decree No. 244/05 (“DS 244”) was approved to incorporate a regulation for small-scale generation facilities (PMG and PMGD). Moreover, on October 8, 2020, Supreme Decree No. 88 (DS 88) was published in the Official Gazette, incorporating a new regulation for small-scale generation facilities (PMG and PMGD) which was amended in March 2022.

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

It is important to note that the electricity distribution companies must allow the connection to their distribution facilities to the PMGDs, complying with the specifications contained in the Technical Standards issued by the CNE, at present “NTCO-PMGD” July 2019 and shall guarantee access to their network for PMGD with the same quality of service applicable to Regulated customers.

Regulation in Spain

Primary Rights and Obligations under the Spanish Electricity Act

The Electricity Act recognizes the following rights for producers with facilities that use renewable energy sources:

•
Priority off-take. Producers of electricity from renewable sources have priority over conventional generators in transmitting to off-takers the energy they produce under equal market conditions, without prejudice to the requirements relating to the maintenance of the reliability and safety of the national electricity system and based on transparent and non-discriminatory criteria, in terms to be determined by the Government in a regulatory manner.

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

•
Entitlement to a specific payment scheme: under the system established by Royal Decree 413/2014, the sale of electricity at market price is complemented with a specific regulated remuneration that allows these technologies to compete on an equal basis with the rest of the technologies on the market. This specific complementary remuneration will be sufficient to reach the minimum level necessary to cover the costs and enables them to compete on a level playing field with the other, non-renewable technologies on the market while achieving a reasonable return on investment. In case of new facilities, the government of Spain can establish a specific remuneration through an auction process.

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

In addition, the Royal Decree-Law introduced a third final provision in Law 24/2013, of 26 December, on the Electricity Sector, which exceptionally, gave the option to the owners of renewable facilities that were recognized as having primary remuneration before the entry into force of Royal Decree-Law 9/2013, to maintain the value of the reasonable return fixed for the first regulatory period for two consecutive regulatory periods starting on January 1, 2020. In other words, these owners are able to maintain a reasonable return for their facilities of 7.398% until 2031. However, this new measure shall not be applicable when an arbitration or judicial proceeding based on the modification of the special remuneration system after Royal Decree 661/2007 is initiated or has previously been initiated by any current or previous shareholders unless it is proven that the arbitration or legal proceedings have been early terminated and the resumption or continuation of the proceedings and the receipt of compensation or indemnification has been duly waived. According to public information, current minority shareholders and previous shareholders of six of our solar plants filed arbitration processes back in the day.

In addition, in 2022 measures to adjust the regulated revenue component for renewable energy plants were introduced, following the increase since mid-2021 in the billings of these plants for the sale of electricity in the market. On March 30, 2022, the Royal Decree Law 6/2022 was published, adopting urgent measures in response to the economic and social consequences of the war in Ukraine. This Royal Decree Law contains a bundle of measures in diverse fields, including those targeted at containing the sharp rise in the prices of gas and electricity. It includes temporary changes to the detailed regulated components of revenue received by our solar assets in Spain, which are applicable from January 1, 2022. Specifically, prior to the entry into force of these new regulations, the level of remuneration under that specific remuneration system depended on the market price estimates used to calculate it, which are revised in each regulatory semi-period. Under article 5 of Royal Decree Law 6/2022, for the year 2022 the remuneration will be reviewed also taking into account 2020 and 2021 actual market prices and prices of the future prices of OMIP for year 2022. Further, through Royal Decree Law 6/2022 and Royal Decree Law 10/2022, the article 22 of Royal Decree Law was modified to the change the update of the remuneration. and therefore, the formula for the calculation of the adjustment value in each semi-period from 2023 was modified. Prior to these amendments, the reference index was exclusively the current daily market price. After these modifications, and as of 2023, the estimate of the market price for each year of the regulatory half-period is calculated as the arithmetic mean of the prices of the corresponding annual futures contracts traded on the electricity futures market organized by OMIP from 1 June to 30 November of the year prior to the start of the half-period for which the market price is estimated, and the adjustment value will be a weighting of the actual daily market price and OMIP futures prices at different time horizons. Nevertheless, Royal Decree Law 5/2023 has established an exemption to this modification for the estimation of the market price for 2023. Therefore, for the regulatory half-period beginning on 1 January 2023 and ending on 31 December 2025, the electricity market price for 2023 will be estimated on the basis of the daily market values between 1 January and 31 May 2023 and the futures values traded in that period for the energy delivered between 1 June and 31 December 2023. On the other hand, the estimate of the electricity market price for the year 2024 and subsequent years will be made on the basis of the futures markets. Due to these changes:

−
The statutory half-period of three years from 2020 to 2022 has been split into two statutory half-periods (1) from January 1, 2020 until December 31 2021 and (2) calendar year 2022. As a result, the fixed monthly payment based on installed capacity (Remuneration on Investment or Rinv) for calendar year 2022 was revised in the new Order TED/1232/2022.

−
Subsequently, following the mandate contained in Royal Decree Law 6/2022, Royal Decree Law 10/2022 and Royal Decree Law 5/2023, whose main measures have been exposed above, the remuneration parameters were updated for the years 2023-2025 by Order TED/741/2023, of June 30, 2023, that was published in final form on July 8, 2023. The proposed Rinv for 2023-2025 is detailed in the table below.

−
The electricity market price assumed by the regulation included in Royal Decree Law 5/2023 for calendar year 2023 is 109,31 €/MWh, the estimation of the market price for the year 2024 is 108,86 €/MWh and for the year 2025 is 89,37 €/MWh. For the years 2026 and beyond, the value for the year 2025 has been used. As a result, the variable payment based on net electricity produced (Remuneration on Operation or Ro), was also adjusted. The proposed Ro for the year 2024 is zero €/MWh for most of our assets reflecting the fact that market prices for the power sold in the market are significantly higher.

Since January 1, 2023, the parameters foreseen in Order TED/741/2023 are as follows:

	Useful Life	Remuneration on Investment 2023 - 2025 (euros/MW)	Remuneration on Operation 2024 (euros/GWh)	Adjustment Rate	Maximum Hours	Minimum Hours 2024-2025	Operating Threshold 2024-2025
Solaben 2	25 years	378,506	0	0.9854	2,004	1,202	701
Solaben 3	25 years	378,506	0	0.9854	2,004	1,202	701
Solacor 1	25 years	378,506	0	0.9854	2,004	1,202	701
Solacor 2	25 years	378,506	0	0.9854	2,004	1,202	701
PS 10	25 years	533,115	19.798	0.9948	1,837	1,102	643
PS 20	25 years	393,001	14.044	0.9942	1,837	1,102	643
Helioenergy 1	25 years	372,549	0	0.9845	2,004	1,202	701
Helioenergy 2	25 years	372,549	0	0.9845	2,004	1,202	701
Helios 1	25 years	387,136	0	0.9857	2,004	1,202	701
Helios 2	25 years	387,136	0	0.9857	2,004	1,202	701
Solnova 1	25 years	392,031	0	0.9849	2,004	1,202	701
Solnova 3	25 years	392,031	0	0.9849	2,004	1,202	701
Solnova 4	25 years	392,031	0	0.9849	2,004	1,202	701
Solaben 1	25 years	384,318	0	0.9860	2,004	1,202	701
Solaben 6	25 years	384,318	0	0.9860	2,004	1,202	701
Seville PV	30 years	677,855	0	0.9809	2,030	1,218	711

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

However, the Royal Decree-Law 12/2021 and the Royal Decree-Law 17/2021 included an exemption from this tax, for the electricity produced and incorporated into the electricity system during the third and last calendar quarter of 2021. This entails modifying the calculation of the tax base and of the fractioned payments regulated in the tax regulations. The Royal Decree-Law 29/2021 extended those measures to the first calendar quarter of 2022. These measures were further extended to 2022 and 2023.  Royal Decree-Law 8/2023 provides that the exemption will amount to 50% in the first calendar quarter of 2024 and to 25% in the second calendar quarter of 2024. No exemption will be applicable onwards.

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

C.	Organizational Structure

The following summary chart sets forth our ownership structure as of the date of this annual report:

Notes:
(1)	Atlantica Sustainable Infrastructure plc directly holds one share in Palmucho and 10 shares in each of Quadra 1 and Quadra 2
(2)	ATIS directly holds one share in each of Atlantica Peru S.A. (AP), ATN S.A. and ATS S.A.
(3)	30% owned by Itochu, a Japanese company
(4)	13% owned by JGC, a Japanese company
(5)	AEC holds 49% of Honaine and Skikda. Sacyr holds 25.5% of Honaine and 16.8% of Skikda
(6)	20% of Seville PV owned by IDEA, a Spanish state-owned company
(7)	ATN holds a 75% stake in ATS
(8)	ATN holds a 25% stake in ATN 2
(9)	87.5% owned by Lotus Infrastructure
(10)	49% owned by Industrial Development Corporation, a South African Government company
(11)	70% owned by Arroyo Energy
(12)	100% indirectly owned by Arroyo Energy Netherlands II
(13)	70% held by Algonquin
(14)	Solar and wind projects under development in Uruguay
(15)	65% held by financial partners
(16)	Solar projects 100% owned by Chile Platform
(17)	Simplified structure
(18)	51% held by EDPR Renewables
(19)	Simplified structure
(20)	Solar and battery project under development in the US
(21)	Solar projects under development in Colombia (Honda 1, Honda 2 and Apulo 1)
(22)	Coso Batteries 1, the standalone battery storage project of 100 MWh (4 hours) capacity
(23)	Solar and battery project under development in Arizona
(24)	49% in solar projects in Chile. Simplified structure. 51% held by Akuo Energy Chile
(25)	ATN also owns a transmission line and substation under development in Peru
(26)	Battery projects in Mexico. 60% of voting rights through preferred equity shares that provide almost all economic rights to Atlantica

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

Overview

We are a sustainable infrastructure company with a majority of our business in renewable energy assets. Our purpose is to support the transition towards a more sustainable world by investing in and managing sustainable infrastructure, while creating long-term value for our investors and the rest of our stakeholders. In 2023, renewables represented 73% of our revenue, with solar energy representing 63%. We complement our portfolio of renewable assets with storage, efficient natural gas and heat and transmission infrastructure assets, as enablers of the transition towards a clean energy mix. We also hold water assets, a relevant sector for sustainable development. We intend to grow our business through the development and construction of projects including expansion and repowering opportunities, as well as greenfield developments, third-party acquisitions and the optimization of our existing portfolio. We currently have a pipeline of assets under development of approximately 2.2 GW of renewable energy and 6.0 GWh of storage. For a detailed discussion, please see “Item 4—Information on the Company—Business Overview—Overview” and “Item 4—Information on the Company—Business Overview—Our Business Strategy”.

Significant Events in 2023

Assets that Entered into Operation

During 2023, four assets that were under construction entered into operation:

•
Albisu, the 10 MW PV asset wholly owned by us reached COD in January 2023. Albisu is located in Uruguay and has a 15-year PPA with Montevideo Refrescos, S.R.L., a subsidiary of Coca-Cola Femsa, S.A.B. de C.V. The PPA is denominated in local currency with a maximum and minimum price in U.S. dollars and is adjusted monthly based on a formula referring to the U.S. Producer Price Index (PPI), Uruguay’s Consumer Price Index (CPI) and the applicable UYU/U.S. dollar exchange rate.

•
La Tolua and Tierra Linda are two wholly owned solar PV assets in Colombia with a combined capacity of 30 MW both of which reached COD in the first quarter of 2023. Each plant has a 10-year PPA in local currency with Coenersa, the largest independent electricity wholesaler in Colombia. Each PPA provides for the sale of electricity at fixed base price indexed to local CPI.

•
Honda 1, a 10 MW PV asset in Colombia reached COD in December 2023. Honda 1 is a 10 MW plant where we have a 50% ownership. The asset has a 7-year PPA with Enel Colombia, a major electricity company in the country. The PPA is denominated in local currency, with fixed base price, indexed to the local CPI.

Assets Under Construction

We currently have the following assets under construction.

Asset	Type	Location	Capacity (gross)[1]	Expected COD	Expected Investment[3] ($ million)	Off-taker
Coso Batteries 1	Battery Storage	California, US	100 MWh	2025	40-50	Investment grade utility
Coso Batteries 2	Battery Storage	California, US	80 MWh	2025	35-45	Investment grade utility
Chile PMGD(2)	Solar PV	Chile	80 MW	2024- 2025	30	Regulated
ATN Expansion 3	Transmission Line	Peru	2.4 miles 220kV	2024	12	Conelsur
ATS Expansion 1	Transmission Line	Peru	n.a. (substation)	2025	30	Republic of Peru
Honda 2(4)	Solar PV	Colombia	10 MW	2024	5.5	Enel Colombia
Apulo 1(4)	Solar PV	Colombia	10 MW	2024	5.5	-

Notes:
(1)	Includes nominal capacity on a 100% basis, not considering Atlantica’s ownership
(2)	Atlantica owns 49% of the shares, with joint control, in Chile PMGD. Atlantica’s economic rights are expected to be approximately 70%
(3)	Corresponds to the expected investment by Atlantica
(4)	Atlantica owns 50% of the shares in Honda 2 and Apulo 1

We refer to “Item 4- Information on the Company – B. Business Overview – Assets under Construction” for a description of each of the assets under construction in the table above.

Advanced Projects

•
In February 2024, we entered into a 15-year busbar PPA with an investment grade utility for Overnight. Overnight is a 150 MW PV project located in California. Under the PPA, Overnight is set to receive a fixed price per MWh, with no basis risk. The project is currently in an advanced development stage. Total investment is anticipated to be within the range of $165 to $185 million. We expect to include storage in a second phase of the project.

•
In January 2024, we acquired from Liberty GES two PV projects in advanced development stage in Southern Spain with approximately 90 MW of combined generation capacity. The acquisition of land and interconnection are secured and the process for permits is well advanced. The projects were acquired in exchange for assuming the necessary guarantees, at no additional cost.

Potential Asset Sale

Our partner in Monterrey initiated a process to sell its 70% stake in the asset. Such process is well advanced and, as part of it, we intend to sell our interest as well under the same terms. The net proceeds to Atlantica are expected to be in the range of $45 to $52 million, after tax. The closing of the transaction is subject to certain conditions precedent. We cannot guarantee that the transaction will finally close.

Project Debt Refinancing

In March 2023, we refinanced the Solaben 2 and Solaben 3 project debt by entering into two green senior euro-denominated loan agreements for the two assets with a syndicate of banks for a total amount of €198.0 million. The new project debt replaced the previous project loans for a similar amount and maturity was extended from December 2030 to June 2037.

In addition, in June 2023 we extended the maturity of the debt for Logrosan Solar Inversiones, S.A, the subsidiary-holding company of Solaben 2 & 3 and Solaben 1 & 6 from April 2025 to December 2028 (see “Item 4— Information on the Company— Our Operations —Renewable Energy”).

Operation and Maintenance

In March 2023, we completed the process of transitioning in-house the O&M services for our assets in Spain through the acquisition of the business of an Abengoa subsidiary which was still providing those services to some of our assets.

In addition, in July 2023 we internalized the O&M services for ATN, which were previously performed by Omega Peru. Additionally, the O&M contract for ATS with Omega Peru, which could be terminated every five years was modified and can now be terminated every three years (or two years under certain circumstances) and the contract for ATN2, which was a long-term contract expiring in 2027, was also amended to reflect the same termination provision.

Currently, we perform O&M services with our own personnel for assets representing approximately 74% of our consolidated revenue for the year ended December 31, 2023.

Regulation in Spain.

In June 2023, the final parameters for the year 2023 were published, including a revised assumption for electricity prices for the years 2023, 2024 and 2025. For a detailed discussion please see “Item 4—Information on the Company—Business Overview—Regulation in Spain”.

Strategic Review

On February 21, 2023, Atlantica’s board of directors commenced a process to explore and evaluate potential strategic alternatives that may be available to Atlantica to maximize shareholder value. The Company believes it has attractive growth and other opportunities in front of it and is committed to ensuring it is best positioned to take advantage of those opportunities. The decision has the support of the Company’s largest shareholder, Algonquin. Atlantica expects to continue executing on its existing plans while the review of strategic alternatives is ongoing, including its current growth plan. As of the date of this annual report, the strategic review is ongoing. There is no assurance that any specific transaction will be consummated, or other strategic change will be implemented as a result of this strategic review. See “Cautionary Statements Regarding Forward-Looking Statements” and “Part I, Item 3.D.—Risk Factors” in our Annual Report.

Factors Affecting the Comparability of Our Results of Operations

Investments

The results of operations of Chile TL4, Italy PV 4 and Chile PV 3 have been fully consolidated since January 2022, April 2022 and September 2022, respectively and the results of Albisu, Tierra Linda and La Tolua have been fully consolidated since these assets entered into operation in the first quarter of 2023. For the full year 2023, these investments represented revenues and Adjusted EBITDA of $14.1 million and $10.5 million respectively, which represents an increase of $7.9 million in revenue and $7.6 million in Adjusted EBITDA for the year ended December 31, 2023 with respect to 2022.

Impairment

In 2023, considering that expected electricity prices in Chile over the remaining useful life of Chile PV1 have decreased, we have identified an impairment triggering event, in accordance with IAS 36 (Impairment of Assets). As a result, an impairment test has been performed and resulted in an impairment loss of $16.1 million in 2023 in the line “Depreciation, amortization, and impairment charges”. In 2022, we also recorded an impairment loss of $20.4 million in Chile PV1 and Chile PV2. Our equity interest in Chile PV 1 and Chile PV 2 is 35%. As a result, the impact of the impairment charges in “Profit / (loss) for the year attributable to the parent company” after non-controlling interest was $5.6 million in 2023 and $7.1 million in 2022.

During 2022 we recorded an impairment loss of $41.2 million in Solana with no corresponding triggering event and impairment in 2023.

In addition, IFRS 9 requires impairment provisions to be based on expected credit losses on financial assets rather than on actual credit losses, which affects the concessional assets accounted for as financial assets. For the year 2023 we recorded a decrease in the expected credit loss impairment provision of $13.2 million reflected in the line item “Depreciation, amortization, and impairment charges” and was primarily related to ACT ($10.9 million). In 2022, we recorded an increase in the expected credit loss impairment provision of $6.7 million, also primarily related to ACT ($4.0 million).

Electricity market prices

Total revenues in Spain were stable in 2023 compared to the previous year. In addition to regulated revenue, our solar assets in Spain receive revenue from the sale of electricity at market prices. The average electricity market price captured by our assets was approximately €69.9 per MWh during 2023 compared to approximately €145.3 per MWh during 2022. Revenue from the sale of electricity at current market prices represented $84.3 million during 2023, compared to $142.9 million in 2022. Regulated revenues are revised periodically to reflect, among other things, the difference between expected and actual market prices if the difference is higher than a pre-defined threshold and as a result, we record a provision. We decreased our provision by $3.5 million in 2023, with no cash impact, compared to an increase of $25.3 million in the previous year.

In 2023, we have calculated the provision assuming that the average market price must be corrected using the solar time of day adjustment factor (“coeficiente de apuntamiento”), as it was stated in the regulations published since 2020. This factor, which is 90% for 2023, aims to capture the difference between the daily (24 hours) average market price and the price captured by solar assets. Although the factor is not mentioned in the regulation for 2023, we believe the last order includes a clerical error that we expect is going to be corrected.

On May 12, 2022, remuneration parameters in Spain for the year 2022 were published and became final on December 14, 2022, with a decrease in regulated revenue. In addition, on June 30, 2023, the new parameters were published, including a revised assumption on electricity prices for the years 2023, 2024 and 2025. Revenue from the sale of electricity at market prices net of the incremental market price provision was $84.0 million for the full year 2023, compared to $117.6 million for the full year 2022. This decrease was offset by higher production in 2023.

Additionally, in 2022 we collected revenue from our assets in line with the parameters corresponding to the regulation in place at the beginning of the year 2022, however revenue for the year ended December 31, 2022 was recorded in accordance with the new parameters that became final on December 14, 2022, which were lower. Collections were regularized in the first quarter of 2023.

Exchange rates

We refer to “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Trends Affecting Results of Operations—Exchange rates” below.

Significant Trends Affecting Results of Operations

Investments and acquisitions

If the recently built assets and the recently closed acquisitions perform as anticipated, we expect these assets to positively impact our results of operations in 2024 and upcoming years.

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

Exchange rates

Our presentation currency and the functional currency of most of our subsidiaries is the U.S. dollar, as most of their revenue and expenses are denominated or linked to U.S. dollars. All our companies located in North America, with the exception of Calgary, with revenue in Canadian dollars, and most of our companies in South America have their revenue and financing contracts signed in or indexed totally or partially to U.S. dollars. Our solar power plants in Europe have their revenue and expenses denominated in euros; Kaxu, our solar plant in South Africa, has its revenue and expenses denominated in South African rand, La Sierpe, La Tolua and Tierra Linda, Honda 1, our solar plants in Colombia, have their revenue and expenses denominated in Colombian pesos and Albisu, our solar plant in Uruguay, has its revenue denominated in Uruguayan pesos, with a maximum and a minimum price in U.S. dollars.

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

Although we hedge cash-flows in euros, fluctuations in the value of the euro in relation to the U.S. dollar may affect our operating results. For example, revenue in euro-denominated companies could decrease when translated to U.S. dollars at the average foreign exchange rate solely due to a decrease in the average foreign exchange rate, in spite of revenue in the original currency being stable. Fluctuations in the value of the South African rand and Colombian peso with respect to the U.S. dollar may also affect our operating results.

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

Interest rates

We incur significant indebtedness at the corporate and asset level. The interest rate risk arises mainly from indebtedness at variable interest rates. To mitigate interest rate risk, we primarily use long-term interest rate swaps and interest rate options which, in exchange for a fee, offer protection against a rise in interest rates. As of December 31, 2023, approximately 92% of our project debt and close to 94% of our corporate debt either has fixed interest rates or has been hedged with swaps or caps. Nevertheless, our results of operations can be affected by changes in interest rates with respect to the unhedged portion of our indebtedness that bears interest at floating rates, which typically bear a spread over EURIBOR or SOFR.

Trends on electricity market prices

As previously discussed, our solar assets in Spain receive revenue from the sale of electricity at market prices in addition to regulated revenue. Regulated revenues are revised periodically to reflect the difference between expected and actual market prices if the difference is higher than a pre-defined threshold. Additionally, our assets in Italy have contracted revenues through a regulated feed-in premium in addition to merchant revenues for the energy sold to the wholesale market.

Furthermore, we currently have three assets with merchant revenues (Chile PV 1 and Chile PV 3, where we have a 35% ownership, and Lone Star II, where we have a 49% ownership) and one asset with partially contracted revenues (Chile PV 2, where we have a 35% ownership). Our exposure to merchant electricity prices represents less than 1% of our portfolio9 in terms of Adjusted EBITDA. At Lone Star II we are analyzing, together with our partner, the option to repower or recontract the asset in the context of the IRA, at a point in time to be determined.

Due to low electricity prices in Chile, the project debts of Chile PV 1 and 2 are under an event of default as of December 31, 2023 and as of the date of this report. Chile PV 1 was not able to maintain the minimum required cash in its debt service reserve account as of December 31, 2023 and did not make its debt service payment in January. In addition, in October 2023, Chile PV 2 did not make its debt service payment. This asset obtained additional financing from the banks and made the debt service payment in December, although it was not able to fund its debt service reserve account subsequently. As a result, although we do not expect an acceleration of the debt to be declared by the credit entities, as of December 31, 2023 Chile PV 1 and 2 did not have an unconditional right to defer the settlement of the debt for at least twelve months and the project debt was classified as current in our Annual Consolidated Financial Statements. We are in conversations with the banks, together with our partner, regarding a potential waiver. Impairments were recorded in these assets in 2023 and 2022. The value of the net assets contributed by Chile PV 1 and 2 to the Annual Consolidated Financial Statements, excluding non-controlling interest, was close to zero as of December 31, 2023.

Key Financial Measures

Our revenue and Adjusted EBITDA by geography and business sector for the years ended December 31, 2023, 2022 and 2021 are set forth in the following tables:

Revenue by geography

	Year ended December 31,
	2023		2022		2021
	$ in millions	% of revenue	$ in millions	% of revenue	$ in millions	% of revenue
North America	$424.9	38.6%	$405.1	36.8%	$395.8	32.7%
South America	188.1	17.1%	166.4	15.1%	155.0	12.8%
EMEA	486.9	44.3%	530.5	48.1%	660.9	54.5%
Total revenue	$1,099.9	100.0%	$1,102.0	100.0%	$1,211.7	100.0%

Revenue by business sector

	Year ended December 31,
	2023		2022		2021
	$ in millions	% of revenue	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$802.8	73.0%	$821.4	74.5%	$928.5	76.6%
Efficient natural gas & heat	118.4	10.8%	113.6	10.3%	123.7	10.2%
Transmission lines	123.5	11.2%	113.2	10.3%	105.6	8.7%
Water	55.2	5.0%	53.8	4.9%	53.9	4.5%
Total revenue	$1,099.9	100.0%	$1,102.0	100.0%	$1,211.7	100.0%

9 Calculated as a percentage of our Adjusted EBITDA in 2023.

Adjusted EBITDA by geography

	Year ended December 31,
	2023		2022		2021
	$ in Millions	% of Adjusted EBITDA	$ in millions	% of Adjusted EBITDA	$ in millions	% of Adjusted EBITDA
North America	$319.3	40.1%	$310.0	38.9%	$311.8	37.8%
South America	146.7	18.5%	126.5	15.9%	119.6	14.5%
EMEA	328.9	41.4%	360.6	45.2%	393.0	47.7%
Total Adjusted EBITDA	$794.9	100.0%	$797.1	100.0%	$824.4	100.0%

Adjusted EBITDA by business sector

	Year ended December 31,
	2023		2022		2021
	$ in millions	% of Adjusted EBITDA	$ in millions	% of Adjusted EBITDA	$ in millions	% of Adjusted EBITDA
Renewable energy	$575.7	72.4%	$588.0	73.8%	$602.6	73.1%
Efficient natural gas & heat	87.4	11.0%	84.6	10.6%	100.0	12.1%
Transmission lines	96.0	12.1%	88.0	11.0%	83.6	10.2%
Water	35.8	4.5%	36.5	4.6%	38.2	4.6%
Total Adjusted EBITDA	$794.9	100.0%	$797.1	100.0%	$824.4	100.0%
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

Reconciliation of profit/(loss) for the year to Adjusted EBITDA

The following table sets forth a reconciliation of Adjusted EBITDA to our profit/loss for the year attributable to the Company:

	Year ended December 31,
	2023	2022	2021
	($ in millions)
Profit/(Loss) for the year attributable to the Company	$43.4	$(5.4)	$(30.1)
Profit/(Loss) attributable to non-controlling interest	(6.9)	3.3	19.2
Income tax expense/(benefit)	0.8	(9.7)	36.2
Financial expense, net	318.0	310.9	340.9
Depreciation, amortization and impairment charges	418.3	473.6	439.4
Depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro-rata of our equity ownership)	21.3	24.4	18.7
Adjusted EBITDA	$794.9	$797.1	$824.4

Reconciliation of net cash provided by operating activities to Adjusted EBITDA

The following table sets forth a reconciliation of Adjusted EBITDA to our net cash provided by or used in operating activities:

	Year ended December 31,
	2023	2022	2021
	($ in millions)
Net cash flow provided by operating activities	$388.1	$586.3	$505.6
Net interest /taxes paid	272.7	277.3	342.3
Variations in working capital	95.8	(78.8)	3.1
Non-monetary items and other	3.7	(33.5)	(57.7)
Share of profit/(loss) of entities carried under the equity method, depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro-rata of our equity ownership)	34.6	45.8	31.1
Adjusted EBITDA	$794.9	$797.1	$824.4

Operational Metrics

In addition to the factors described above, we closely monitor the following key drivers of our business sectors’ performance to plan for our needs, and to adjust our expectations, financial budgets and forecasts appropriately.

•
MW in operation in the case of Renewable energy and Efficient natural gas and heat assets, miles in operation in the case of Transmission lines and Mft3 per day in operation in the case of Water assets, are indicators which provide information about the installed capacity or size of our portfolio of assets.

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

Key Performance Indicators
	As of and for the year ended December 31,
	2023	2022	2021
Renewable Energy
MW in operation(1)	2,171	2,121	2,044
GWh produced(2)	5,458	5,319	4,655
Efficient natural gas & heat
MW in operation(3)	398	398	398
GWh produced(4)	2,549	2,501	2,292
Availability (%)	99.6%	98.9%	100.6%
Transmission lines
Miles in operation	1,229	1,229	1,166
Availability (%)	100.0%	100%	100.0%
Water
Mft[3] in operation(1)	17.5	17.5	17.5
Availability (%)	99.7%	102.3%	97.9%
 Note:
(1)
Represents total installed capacity in assets owned or consolidated at the end of the year, regardless of our percentage of ownership in each of the assets except for Vento II for which we have included our 49% interest.

(2)	Includes 49% of Vento II wind portfolio production since its acquisition. Includes curtailment in wind assets for which we receive compensation.
(3)	Includes 43 MW corresponding to our 30% share in Monterrey and 55MWt corresponding to Calgary District Heating.
(4)	GWh produced includes 30% of the production from Monterrey.

Production in the renewable business sector increased by 2.6% in 2023, compared to 2022. The increase was largely due to an increase in production in our solar assets in Spain and to the contribution from the assets recently consolidated or which have entered into operation recently, including Chile PV 3, La Tolua, Tierra Linda, Albisu and Italy PV 4, bringing approximately 147.9 MWh of additional electricity generation during the year 2023.

•
In our solar assets in the U.S., production increased by 7.4% in 2023 compared to 2022, in spite of lower solar radiation in average during the year. The increase was mainly due to greater availability of the storage system in Solana. On the other hand, production decreased by 9.8% in our wind assets in the U.S., due to lower wind resource in 2023 compared to 2022. Production also decreased at Coso mostly due to scheduled maintenance stops and to lower availability of the transmission line due to the snow storm in California in the first quarter of 2023.

•
In Chile, production at our Chile PV 1 and Chile PV 2 assets decreased by 11.5% in 2023 compared to 2022 mainly because of higher curtailments. At our wind assets in South America, production increased by 6.6% due to better wind resource.

•	In Spain, production at our solar assets increased by 17.5% in 2023 mostly due to better solar radiation compared to 2022, with good performance of the assets.

•
At Kaxu, production decreased by 48.6% in 2023 compared to 2022 mostly due to an outage of the plant. In the third quarter, a scheduled turbine major overhaul was carried out by Siemens, the original equipment manufacturer and took approximately 30 days longer than expected. After restarting production, at the end of September, a problem was found in the turbine, likely related to the major overhaul. The plant restarted operations in mid-February 2024. Part of the damage and the business interruption is covered by our insurance property policy, after a 60-day deductible.

Our efficient natural gas and heat assets, our water assets and our transmission lines, for which revenue is based on availability, continued at very high levels during 2023.

Results of Operations

The table below illustrates our results of operations for the years ended December 31, 2023, 2022 and 2021.

	Year ended December 31,
	2023	2022	2021
	($ in millions)
Revenue	$1,099.9	$1,102.0	$1,211.7
Other operating income	101.1	80.8	74.6
Employee benefit expenses	(104.1)	(80.2)	(78.7)
Depreciation, amortization, and impairment charges	(418.3)	(473.6)	(439.4)
Other operating expenses	(336.6)	(351.3)	(414.3)
Operating profit	$342.0	$277.7	$353.9
Financial income	25.0	10.1	6.0
Financial expense	(323.7)	(330.4)	(360.9)
Net exchange differences	(2.5)	10.3	1.9
Other financial income/(expense), net	(16.6)	(0.9)	12.1
Financial expense, net(1)	$(318.0)	$(310.9)	$(340.9)
Share of profit of entities carried under the equity method	13.2	21.4	12.3
Profit/(loss) before income tax	$37.2	$(11.8)	$25.3
Income tax (expense)/income	(0.8)	9.7	(36.2)
Profit/(loss) for the year	$36.5	$(2.1)	$(10.9)
Profit/(loss) attributable to non-controlling interests	6.9	(3.3)	(19.2)
Profit / (loss) for the year attributable to the parent company	$43.4	$(5.4)	$(30.1)
Weighted average number of ordinary shares outstanding (thousands) – basic	116,152	114,695	111,008
Weighted average number of ordinary shares outstanding (thousands) – diluted	119,720	118,865	115,408
Basic earnings per share attributable to the parent company (U.S. dollar per share)	0.37	(0.05)	(0.27)
Diluted earnings per share attributable to the parent company (U.S. dollar per share)	0.37	(0.09)	(0.27)
Dividend paid per share(2)	1.78	1.77	1.72

Note:
(1)
Classification within “Financial income” and “Financial expense” has been revised to show a more meaningful classification of financial income and expense following the increase in interest rates. Prior period classification has been revised accordingly.

(2)
On February 28, 2023, May 4, 2023, July 31, 2023 and November 7, 2023 our board of directors approved a dividend of $0.445per share each quarter, corresponding to the fourth quarter of 2022, the first quarter of 2023, the second quarter of 2023 and the third quarter of 2023 which were paid on March 25, 2023, June 15, 2023, September 15, 2023, and December 15, 2023 respectively. On February 25, 2022, May 5, 2022, August 2, 2022 and November 8, 2022 our board of directors approved a dividend of $0.44, $0.44, $0.445 and $0.445 per share, respectively, corresponding to the fourth quarter of 2021, the first quarter of 2022, the second quarter of 2022 and the third quarter of 2022 which were paid on March 25, 2022, June 15, 2022, September 15, 2022, and December 15, 2022 respectively.

Comparison of the Years Ended December 31, 2023 and 2022

The significant variances or variances of the significant components of the results of operations are discussed in the following section.

Revenue

Revenue decreased to $1,099.9 million for the year 2023 compared to $1,102.0 million for 2022. Revenue decreased primarily due to the decrease in production at Kaxu resulting from the unscheduled outage and the maintenance stop previously explained. Revenue at Kaxu decreased by $45.8 million. Part of the damage and the business interruption is covered by our insurance property policy, after deductibles, and as such we have recorded a $15.3 million insurance income in Other operating income.

These effects were partially offset by higher revenues at our solar assets in the U.S. due to higher electricity production especially in Solana, as previously explained. Revenue also increased at our transmission lines in 2023 compared to 2022 mostly as a result of inflation adjustments to tariffs, including a positive tariff adjustment in Chile TL 3 corresponding to previous years, which was published in the second quarter of 2023. In addition, the Company generated additional revenue from assets recently consolidated and assets that entered into operation recently, which together represented a total of $14.1 million of revenue in 2023 compared to $6.2 million in 2022. Revenue remained stable at our solar assets in Spain, since higher production during the period was offset by lower electricity prices, net of its corresponding accounting provision (see “Factors Affecting the Comparability of Our Results of Operations—Electricity market prices”)

Other operating income

The following table sets forth our Other operating income for the years ended December 31, 2023 and 2022:

	Year ended December 31,
	2023	2022
Other operating income	($ in millions)
Grants	$58.7	$59.1
Insurance proceeds and other	35.8	21.7
Income from construction services for our assets and concessions	6.6	-
Total	$101.1	$80.8

“Grants” represent the financial support provided by the U.S. Department of the Treasury to Solana and Mojave and consist of an ITC Cash Grant and an implicit grant related to the below market interest rates of the project loans with the Federal Financing Bank. Grants were stable during 2023, compared to 2022.

“Insurance proceeds and other” increased by $14.1 million in 2023 compared to 2022. In 2023, “Insurance proceeds and other” included $15.3 million of insurance proceeds related to the Kaxu unscheduled outage, as previously explained. In addition, it included $4.6 million income from the sale of part of our equity interest in our development company in Colombia to a partner who now holds a 50% equity interest, with joint control. Finally, it includes $4.8 million related to improvements in our Calgary district heating asset which are re-invoiced to the municipality, with the corresponding cost recorded in “Other operating expenses”. In 2022, “Insurance proceeds and other” included an insurance income of $9.5 million.

“Income from construction services for our assets and concessions” is related to the construction of ATS Expansion 1 and ATN Expansion 3. Since these assets are accounted for under IFRIC 12, we are required to account for income from construction services as “Other operating income”, with the corresponding construction cost recorded within “Other operating expenses, Construction costs”.

Employee benefit expenses

Employee benefit expenses increased by 29.7% to $104.1 million for 2023, compared to $80.2 million in 2022 mainly due to the internalization of the O&M services at Kaxu in 2022 and at our solar assets in Spain in 2022 and 2023.

Depreciation, amortization, and impairment charges

Depreciation, amortization, and impairment charges decreased by 11.7% to $418.3 million for the year ended December 31, 2023, compared to $473.6 million for the year ended December 31, 2022. The decrease was mainly due to the $41 million impairment loss recorded at Solana in 2022, with no corresponding amount in 2023. The decrease was also due to a decrease of the expected credit loss impairment provision at ACT. IFRS 9 requires impairment provisions to be based on the expected credit loss of the financial assets in addition to actual credit losses. ACT recorded a decrease in the credit loss impairment provision of $10.9 million in 2023, while in 2022, it recorded an increase in the credit loss impairment provision of $4.0 million. In Chile, we recorded an impairment of $16.1 million related to Chile PV1. In 2022 we also recorded an impairment of $20.4 million at Chile PV 1 and Chile PV 2. On the other hand, these effects on depreciation, amortization and impairment were partially offset by increased charges due to the consolidation of assets recently acquired or which entered in operation recently.

Other operating expenses

The following table sets forth our Other operating expenses for the years ended December 31, 2023 and 2022:

	Year ended December 31,
	2023		2022
Other operating expenses	$ in millions	% of revenue	$ in millions	% of revenue
Raw Materials	$35.4	3.2%	$19.7	1.8%
Leases and fees	14.4	1.3%	11.5	1.0%
Operation and maintenance	130.4	11.9%	140.4	12.7%
Independent professional services	30.7	2.8%	38.9	3.6%
Supplies	37.8	3.4%	59.3	5.4%
Insurance	41.1	3.7%	45.8	4.2%
Levies and duties	15.0	1.4%	19.8	1.8%
Other expenses	25.2	2.3%	16.0	1.3%
Construction costs	6.6	0.6%	-	-
Total	$336.6	30.6%	$351.3	31.8%

Other operating expenses decreased by 4.2% to $336.6 million for the year ended December 31, 2023, compared to $351.3 million for the year ended December 31, 2022 mainly due to lower cost of “Supplies” and lower “Operation and maintenance” costs.

Cost of supplies decreased mostly due to lower price of electricity in our assets in Spain. In addition, our operation and maintenance costs decreased during 2023, compared to 2022 mainly due to lower O&M costs in Spain, where these services have been internalized and are now provided by employees of Atlantica, with the cost classified in “Employee benefit” expenses.

On the other hand, the cost of “Raw Materials” increased in the subsidiaries which are now performing the operation and maintenance which was previously subcontracted, as these costs are now assumed directly by subsidiaries of Atlantica. “Other expenses” include costs related to improvements in our Calgary district heating asset which are re-invoiced to the municipality, as previously discussed.

“Construction costs” refers to the cost of construction of ATS Expansion 1 and ATN Expansion 3.

Operating profit

As a result of the previously above-mentioned factors, operating profit increased by 23.2% to $342.0 million for the year ended December 31, 2023, compared with $277.7 million for the year ended December 31, 2022.

Financial income and financial expense 10

	Year ended December 31,
Financial income and financial expense	2023	2022
	($ in millions)
Financial income	$25.0	$10.1
Financial expense	(323.8)	(330.4)
Net exchange differences	(2.5)	10.3
Other financial income/(loss), net	(16.7)	(0.9)
Financial expense, net	$(318.0)	$(310.9)

10 Classification within Financial income and financial expense has been revised to show a more meaningful classification of financial income and expense following the increase in interest rates. Prior period classification has been revised accordingly.

Financial income

The following table sets forth our Financial income for the years ended 2023, and 2022:

	Year ended December 31
Financial income	2023	2022
	($ in thousands)
Interest income on deposits and current accounts	$21.7	7.7
Interest income from loans and credits	2.9	1.3
Interest rate gains on derivatives: cash flow hedges	0.4	1.1
Total	$25.0	10.1

Financial income increased from $10.1 million in 2022 to $25.0 million 2023 mostly due to higher remuneration of deposits resulting from higher interest rates.

Financial expense

The following table sets forth our financial expense for the years ended December 31, 2023 and 2022:

	Year ended December 31,
Financial expense	2023	2022
	($ in millions)
Interest on loans and notes	$(350.4)	$(292.0)
Interest rates gains / losses derivatives: cash flow hedges	26.6	(38.4)
Total	$(323.8)	$(330.4)

Financial expense decreased to $323.8 million in 2023 compared to $330.4 million in 2022. Interest rates have been higher in 2023 than in 2022, causing an increase in interest on loans and notes, which has been more than offset by the impact in our income statement of the derivatives hedging our loans. The decrease is due to a $26.6 million gain in “Interest rate gains/losses on derivatives: cash flow hedges”, where we record transfers from equity to the income statement when the hedged item impacts profit and loss compared to a $38.4 million loss in 2022, due to the increase in the reference rates in 2023, compared to 2022. Considering interest gains on hedge instruments of such loans and notes, total interest decreased in 2023 as in 2022, which is primarily due to the repayment of project and corporate debt in accordance with our financing arrangements.

Net exchange differences

Net exchange differences decreased to a $2.5 million loss in 2023 compared to a $10.3 million income in 2022. The decrease was mainly due to the change in fair value of caps hedging our net cash flows in Euros, which was largely stable in 2023 while it increased in 2022.

Other financial income/(expense), net

The following table sets forth our other financial income/(expense), net for the years ended December 31, 2023 and 2022:

	Year ended December 31,
Other financial income/(expense), net	2023	2022
	($ in millions)
Other financial income	$8.8	$20.5
Other financial expense	(25.5)	(21.4)
Total	$(16.7)	$(0.9)

Other financial income/(expense), net increased to a net expense of $16.7 million in 2023, compared to a net expense of $0.9 million in 2022.

Other financial income in 2023, primarily includes an income of $3.9 million corresponding to the change in the fair value of the conversion option of the Green Exchangeable Notes in the period, (compared to $12.0 million in 2022). Other financial income also includes a non-monetary change to the fair value of derivatives of Kaxu for which hedge accounting is not applied for $0.1 million (compared to $6.2 million in the 2022) and a one-time income related to the extension in the maturity of the Green Project Finance, which qualifies as a refinancing from an accounting perspective.

Other financial expense increased in 2023, mainly due to the financial impact related to the electricity market prices provision recorded at our solar assets in Spain. This is a long-term provision recorded at present value in accordance with the effective interest method, which progressively accrues a financial expense. Other financial expense also includes expenses for guarantees and letters of credit, wire transfers, other bank fees and other minor financial expenses.

Share of profit of associates carried under the equity method

Share of profit of associates carried under the equity method decreased to $13.2 million in the year ended December 31, 2023, compared to $21.4 million in the year ended December 31, 2022 primarily due to a lower profit at Vento II, resulting from lower production and a lower price at Lone Star II after its PPA expired in January 2023.

Profit/(loss) before income tax

As a result of the previously mentioned factors, we reported a profit before income tax of $37.2 million for the year ended December 31, 2023, compared to a loss before income tax of $11.8 million for the year ended December 31, 2022.

Income tax

The reconciliation between the theoretical income tax resulting from applying an average statutory tax rate to profit before income tax and the actual income tax expense recognized in the consolidated income statements for the years ended December 31, 2023 and 2022, is as follows:

	For the year ended December 31,
	2023	2022
	($ in millions)
Consolidated profit / (loss) before taxes	37.2	(11.8)
Average statutory tax rate(1)	25%	25%
Corporate income tax at average statutory tax rate	(9.3)	2.9
Income tax of associates, net	3.3	5.4
Differences in statutory tax rates	(4.3)	(4.3)
Unrecognized NOLs and deferred tax assets	(11.1)	(10.9)
Other Permanent Differences	17.5	4.0
Other non-taxable income/(expense)	3.1	12.7
Corporate income tax	(0.8)	9.7

Note:
(1)	The average statutory tax rate was calculated as an average of the statutory tax rates applicable to each of our subsidiaries weighted by the income before tax.

For the year ended December 31, 2023 the overall effective tax rate was different than the statutory rate of 25% primarily due to permanent differences, most of which relate to exchange rate differences in Mexico, where taxes are calculated in local currency, which was partially offset by unrecognized tax credits in several jurisdictions.

Loss /(profit) attributable to non-controlling interests

Loss attributable to non-controlling interests was $6.9 million for the year ended December 31, 2023 compared to $3.4 million profit for the year ended December 31, 2022. Loss /(profit) attributable to non-controlling interests corresponds to the portion attributable to our partners in the assets that we consolidate (Kaxu, Skikda, Solaben 2 & 3, Solacor 1 & 2, Seville PV, Chile PV 1, Chile PV 2, Chile PV 3 and Tenes). The loss in profit attributable to non-controlling interest in 2023 was mainly due to the loss reported in Kaxu resulting from lower production as previously explained.

Profit/(loss) attributable to the parent company

As a result of the previously mentioned factors, profit attributable to the parent company was $43.4 million for the year ended December 31, 2023, compared to a loss of $5.4 million for the year ended December 31, 2022.

Comparison of the Years Ended December 31, 2022 and 2021

The significant variances or variances of the significant components of the results of operations between the years ended December 31, 2022 and December 31, 2021, are discussed in the annual report on Form 20-F filed with the SEC on February 28, 2022.

Segment Reporting

We organize our business into the following three geographies where the contracted assets and concessions are located: North America, South America and EMEA. In addition, we have identified four business sectors based on the type of activity: Renewable energy, Efficient natural gas and heat, Transmission lines and Water. We report our results in accordance with both criteria.

Comparison of the Years Ended December 31, 2023 and 2022

Revenue and Adjusted EBITDA by geography

The following table sets forth our revenue, Adjusted EBITDA and volumes for the years ended December 31, 2023 and 2022, by geographic region:

Revenue by geography

	Year ended December 31,
	2023		2022
Revenue by geography	$ in millions	% of revenue	$ in millions	% of revenue
North America	$424.9	38.6%	$405.1	36.8%
South America	188.1	17.1%	166.4	15.1%
EMEA	486.9	44.3%	530.5	48.1%
Total revenue	$1,099.9	100.0%	$1,102.0	100%

Adjusted EBITDA by geography

	Year ended December 31,
	2023		2022
Adjusted EBITDA by geography	$ in millions	% of Adjusted EBITDA	$ in millions	% of Adjusted EBITDA
North America	$319.3	40.1%	$310.0	38.9%
South America	146.7	18.5%	126.5	15.9%
EMEA	328.9	41.4%	360.6	45.2%
Adjusted EBITDA(1)	$794.9	100.0%	$797.1	100.0%

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

Volume by geography

	Volume produced/availability
	Year ended December 31,
Volume / availability by geography	2023	2022

North America (GWh)(1)	5,749	5,743
North America availability(2)	99.6%	98.9%
South America (GWh)(3)	957	799
South America availability(2)	99.9%	99.9%
EMEA (GWh)	1,301	1,278
EMEA availability	99.7%	102.3%

Notes:
(1)	GWh produced includes 30% of the production from Monterrey and our 49% of Vento II wind portfolio production since its acquisition.
(2)	Availability includes only those assets that have revenue based on availability.
(3)	Includes curtailment production in wind assets for which we receive compensation.

North America

Revenue increased by 4.9% to $424.9 million for the year ended December 31, 2023, compared to $405.1 million for the year ended December 31, 2022, while Adjusted EBITDA increased by 3.0% to $319.3 million for the year ended December 31, 2023, compared to $310.0 million for 2022. The increase in revenue was mainly due to higher electricity production in our solar assets in the U.S. as previously discussed, together with higher revenue at ACT (see “Efficient natural gas & heat” below), which was partially offset by lower revenue at Coso due to lower production. Adjusted EBITDA increased mainly due to the increase in revenue and lower costs in our solar assets in the US, mostly caused by lower insurance costs and lower O&M costs at Mojave. These effects were partially offset by lower EBITDA at Vento II, caused by lower production and lower prices at Lone Star II after the end of its PPA.

South America

Revenue increased by 13.0% to $188.1 million for the year ended December 31, 2023, compared to $166.4 million for the year ended December 31, 2022. The increase was mainly due to indexation to inflation in our revenue in transmission lines, including a positive tariff adjustment in Chile TL 3 corresponding to previous years which was published in the second quarter of 2023, and in wind assets in South America. Revenue also increased due to assets recently consolidated and assets which entered in operation recently. This increase was partially offset by lower revenue at our PV assets in Chile, where production decreased mostly due to lower electricity prices and, to a lower extent, curtailments. Adjusted EBITDA increased by 15.9% to $146.7 million for the year ended December 31, 2023, compared to $126.5 million for the year ended December 31, 2022, mostly due to the increase in revenue and to a $4.6 million gain from the sale of part of our equity interest in our development company in Colombia to a partner in the first quarter of 2023.

EMEA

Revenue decreased to $486.9 million for the year ended December 31, 2023, which represents a decrease of 8.2% compared to $530.5 million for the year ended December 31, 2022. The decrease was mainly due to lower revenue at Kaxu by $45.8 million, mostly due to an unscheduled outage coupled with a prolonged maintenance stop, as previously explained. Revenue at our solar assets in Spain remained stable.

Adjusted EBITDA decreased to $328.9 million for the year ended December 31, 2023, which represents a decrease of 8.8% compared to $360.6 million for the year ended December 31, 2022. Adjusted EBITDA decreased mainly due to the outage at Kaxu causing a $26.6 million decrease in EBITDA. The impact in Adjusted EBITDA was lower as a result of insurance income.

Revenue and Adjusted EBITDA by business sector

The following table sets forth our revenue, Adjusted EBITDA and volumes for the years ended December 31, 2023 and 2022, by business sector:

	Year ended December 31,
	2023		2022
Revenue by business sector	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$802.8	73.0%	$821.4	74.5%
Efficient natural gas & heat	118.4	10.8%	113.6	10.3%
Transmission lines	123.5	11.2%	113.2	10.3%
Water	55.2	5.0%	53.8	4.9%
Revenue	$1,099.9	100.0%	$1,102.0	100%

	Year ended December 31,
	2023		2022
Adjusted EBITDA by business sector	$ in millions	% of Adjusted EBITDA	$ in millions	% of Adjusted EBITDA
Renewable energy	$575.7	72.4%	$588.0	73.8%
Efficient natural gas & heat	87.4	11.0%	84.6	10.6%
Transmission lines	96.0	12.1%	88.0	11.0%
Water	35.8	4.5%	36.5	4.6%
Adjusted EBITDA(1)	$794.9	100.0%	$797.1	100%

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

Volume by business sector

	Volume produced/availability
	Year ended December 31,
Volume / availability by business sector	2023	2022
Renewable energy (GWh) (1)	5,458	5,319
Efficient natural gas & Heat (GWh) (2)	2,549	2,501
Efficient natural gas & Heat availability	99.6%	98.9%
Transmission availability	100.0%	100.0%
Water availability	99.7%	102.3%

Notes:
(1)	Includes curtailment production in wind assets for which we receive compensation. Includes our 49% of Vento II wind portfolio production since its acquisition.
(2)	GWh produced includes 30% of the production from Monterrey.

Renewable energy

Revenue decreased to $802.8 million for the year ended December 31, 2023, which represents a decrease of 2.3% compared to $821.4 million for the year ended December 31, 2022. The decrease in revenue was primarily due to lower revenue at Kaxu as previously discussed. On the other hand, revenue increased at our solar assets in the U.S. due to higher electricity production as previously explained and at our wind assets in South America due to higher production and price indexation to inflation, together with the contribution of assets recently consolidated. As previously explained, revenue at our solar assets in Spain remained stable.

Adjusted EBITDA decreased to $575.7 million for the year ended December 31, 2023, which represents a decrease of 2.1% compared to $588.0 million for the year ended December 31, 2022. The decrease in Adjusted EBITDA was mainly due to the decrease in revenue and to lower EBITDA at Vento II, as previously explained.

Efficient natural gas & heat

Revenue increased by 4.2% to $118.4 million for the year ended December 31, 2023, compared to $113.6 million for the year ended December 31, 2022, while Adjusted EBITDA increased by 3.3% to $87.4 million for the year ended December 31, 2023, compared to $84.6 million for the year ended December 31, 2022. Revenue and Adjusted EBITDA increased at ACT with Adjusted EBITDA increasing by less mainly due to higher O&M costs, since there is a portion of revenue related to O&M services plus a margin.

Transmission lines

Revenue increased by 9.0% to $123.5 million for the year ended December 31, 2023, compared to $113.2 million for year ended December 31, 2022, while Adjusted EBITDA increased by 9.1% to $96.0 million for the year ended December 31, 2023 compared to $88.0 million for the year ended December 31, 2022. The increase in revenue and Adjusted EBITDA was mainly due to tariff indexation to inflation including a positive tariff adjustment in Chile TL 3 corresponding to previous years.

Water

Revenue increased to $55.2 million for the year ended December 31, 2023, which represents a 2.6% increase compared to $53.8 million for the year ended December 31, 2022. Adjusted EBITDA decreased to $35.7 million for the year ended December 31, 2023, which represents a 1.9% decrease compared to $36.5 million for year ended December 31, 2022. Adjusted EBITDA decreased while Revenue increased because of higher O&M costs, which are indexed to inflation.

Comparison of the Years Ended December 31, 2022 and 2021

The significant variances in the revenue and volume, by geographic region and business sector, between the years ended December 31, 2022 and December 31, 2021, are discussed in the Form 20-F filed with the SEC on February 28, 2023.

B.	Liquidity and Capital Resources

Our principal liquidity and capital requirements consist of the following:

•	debt service requirements on our existing and future debt;
•	cash dividends to investors; and
•	investments in the development and construction of new assets and operations (see “Item 4.B—Business Overview—Our Business Strategy”).

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

Liquidity position

	Year ended December 31,
	2023	2022
	($ in millions)
Corporate Liquidity
Cash and cash equivalents at Atlantica Sustainable Infrastructure, plc, excluding subsidiaries	$33.0	$60.8
Revolving Credit Facility availability	378.1	385.1
Total Corporate Liquidity(1)	$411.1	$445.9
Liquidity at project companies
Restricted Cash	177.0	207.6
Non-restricted cash	238.3	332.6
Total cash at project companies	$415.3	$540.2

Note:
(1)	Corporate Liquidity means cash and cash equivalents held at Atlantica Sustainable Infrastructure plc as of December 31, 2023, and available revolver capacity as of December 31, 2023.

Cash at the project level includes $177.0 million and $207.6 million restricted cash balances as of December 31, 2023 and 2022, respectively. Restricted cash consists primarily of funds required to meet the requirements of certain project debt arrangements. In the case of Solana, part of the restricted cash is being used and is expected to be used for equipment replacement.

As of December 31, 2023, $16.9 million of letters of credit were outstanding under the Revolving Credit Facility and we had $55 million of borrowings. As a result, as of December 31, 2023, $378.1 million was available under the Revolving Credit Facility. As of December 31, 2022, we had $30 million of borrowings and $34.9 million of letters of credit outstanding and $385.1 million was available under our Revolving Credit Facility.

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

The following table summarizes our credit ratings as of December 31, 2023. The ratings outlook is stable for S&P and Fitch.

	S&P	Fitch
Atlantica Sustainable Infrastructure Corporate Rating	BB+	BB+
Senior Secured Debt	BBB-	BBB-
Senior Unsecured Debt	BB+	BB+

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

		As of December 31, 2023	As of December 31, 2022
	Maturity	($ in millions)
Revolving Credit Facility	2025	$54.4	29.4
Other Facilities(1)	2024-2028	53.3	30.1
Green Exchangeable Notes	2025	110.0	107.0
2020 Green Private Placement	2026	318.7	308.4
Note Issuance Facility 2020	2027	152.4	147.2
Green Senior Notes	2028	396.0	395.1
Total Corporate Debt(2)		$1,084.8	1,017.2
Total Project Debt		$4,319.3	4,553.1

Notes:
(1)	Other facilities include the commercial paper program, accrued interest payable and other debts.
(2)	Accounting amounts may differ from notional amounts.

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

Our obligations under the Green Senior Notes rank equal in right of payment with our outstanding obligations under the Revolving Credit Facility, the 2020 Green Private Placement, the Note Issuance Facility 2020, the Green Exchangeable Notes and the credit line with Export Development Canada.

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

Our obligations under the Green Exchangeable Notes rank equal in right of payment with our outstanding obligations under the Revolving Credit Facility, the 2020 Green Private Placement, the Note Issuance Facility 2020, the Green Senior Notes, and the credit line with Export Development Canada.

Note Issuance Facility 2020

On July 8, 2020, we entered into the Note Issuance Facility 2020, a senior unsecured euro-denominated financing with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of €140 million ($155 million). The notes under the Note Issuance Facility 2020 were issued on August 12, 2020 and are due on August 12, 2027. Interest accrues at a rate per annum equal to the sum of the three-month EURIBOR plus a margin of 5.25% with a floor of 0% for the EURIBOR. We had a cap at 0% for the EURIBOR with 3.5 years maturity and in December 2023, we entered into a cap at 4% to hedge the variable interest rate risk with maturity on December 31, 2024.

Our obligations under the Note Issuance Facility 2020 rank equal in right of payment with our outstanding obligations under the Revolving Credit Facility, the 2020 Green Private Placement, the Green Exchangeable Notes, the Green Senior Notes, and the credit line with Export Development Canada. The notes issued under the Note Issuance Facility 2020 are guaranteed on a senior unsecured basis by our subsidiaries Atlantica Infraestructura Sostenible, S.L.U., Atlantica Peru, S.A., ACT Holding, S.A. de C.V., Atlantica Investments Limited, Atlantica Newco Limited and Atlantica North America LLC.

2020 Green Private Placement

On March 20, 2020, we entered into a senior secured note purchase agreement with a group of institutional investors as purchasers providing for the 2020 Green Private Placement. The transaction closed on April 1, 2020, and we issued notes for a total principal amount of €290 million ($320 million), maturing on June 20, 2026. Interest accrues at a rate per annum equal to 1.96%. If at any time the rating of these senior secured notes is below investment grade, the interest rate thereon would increase by 100 basis points until such notes are again rated investment grade.

Our obligations under the 2020 Green Private Placement rank equal in right of payment with our outstanding obligations under the Revolving Credit Facility, the Note Issuance Facility 2020, the Green Senior Notes and the credit line with Export Development Canada. Our payment obligations under the 2020 Green Private Placement are guaranteed on a senior secured basis by our subsidiaries Atlantica Infraestructura Sostenible, S.L.U., Atlantica Peru, S.A., ACT Holding, S.A. de C.V., Atlantica Investments Limited, Atlantica Newco Limited and Atlantica North America LLC. The 2020 Green Private Placement is also secured with a pledge over the shares of the subsidiary guarantors, the collateral of which is shared with the lenders under the Revolving Credit Facility.

Revolving Credit Facility

On May 10, 2018, we entered into a $215 million Revolving Credit Facility with a syndicate of banks. The Revolving Credit Facility was increased by $85 million to $300 million on January 25, 2019, and was further increased by $125 million (to a total limit of $425 million) on August 2, 2019. On March 1, 2021, this facility was further increased by $25 million (to a total limit of $450 million). On May 30, 2023, the maturity of the Revolving Credit Facility was extended to December 31, 2025. Under the Revolving Credit Facility, we are also able to request the issuance of letters of credit, which are subject to a sublimit of $100 million that are included in the aggregate commitments available under the Revolving Credit Facility.

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

Our obligations under the Revolving Credit Facility rank equal in right of payment with our outstanding obligations under the 2020 Green Private Placement, the Note Issuance Facility 2020, the Green Exchangeable Notes, the Green Senior Notes and the credit line with Export Development Canada. Our payment obligations under the Revolving Credit Facility are guaranteed on a senior secured basis by Atlantica Infraestructura Sostenible, S.L.U., Atlantica Peru, S.A., ACT Holding, S.A. de C.V., Atlantica Investments Limited, Atlantica Newco Limited and Atlantica North America LLC. The Revolving Credit Facility is also secured with a pledge over the shares of the subsidiary guarantors, the collateral of which is shared with the holders of the notes issued under the 2020 Green Private Placement.

Credit Line with Export Development Canada

In June 2023 we entered into a senior unsecured $50 million line of credit with Export Development Canada with a 3 year maturity. The purpose of the credit line is to finance the construction of sustainable projects. The interest is at a rate per annum equal to Term SOFR plus a percentage determined by reference to our leverage ratio, ranging between 2.46% and 3.11%, with a floor of 0% for the Term SOFR. The facility matures on May 25, 2026 and was fully available as of December 31, 2023.

Our obligations under this credit line are equal in right of payment with our outstanding obligations under the 2020 Green Private Placement, the Note Issuance Facility 2020, the Green Exchangeable Notes, the Green Senior Notes, the Revolving Credit Facility. Our payment obligations under this line are guaranteed on a senior secured basis by Atlantica Infraestructura Sostenible, S.L.U., Atlantica Peru, S.A., ACT Holding, S.A. de C.V., Atlantica Investments Limited, Atlantica Newco Limited and Atlantica North America LLC, and are also secured with a pledge over the shares of the subsidiary guarantors, the collateral of which is shared with the holders of the notes issued under the 2020 Green Private Placement.

Other Credit Lines

In July 2017, we signed a line of credit with a bank for up to €10.0 million ($11.0 million) which was available in Euros or U.S. Dollars. Amounts drawn accrue interest at a rate per annum equal to the sum of the three-month EURIBOR or SOFR, plus a margin of 2%, with a floor of 0% for the EURIBOR or SOFR. On August 7, 2023 the limit was increased to €15 million ($16.6 million) and the maturity was extended until July 2025. As of December 31, 2023, €9.0 million ($9.9 million) where drawn from this credit line.

In December 2020 and January 2022, we also entered into two different loans with banks for €5 million ($5.5 million) each. The maturity dates are December 4, 2025 and January 31, 2026, respectively, and such loans accrue interest at a rate per annum equal to 2.50% and 1.90%, respectively. Furthermore, in February 2023, we entered into a loan with a bank for €7 million ($7.7 million) with maturity in February 2028 accrues interest at a rate per annum equal to 4.2%.

Commercial Paper Program

On November 21, 2023, we filed a euro commercial paper program with the Alternative Fixed Income Market (MARF) in Spain. The program has a maturity of twelve months. The program allows Atlantica to issue short term notes for up to €100 million, with such notes having a tenor of up to two years. As of December 31, 2023, we had €23.3 million ($25.7 million) issued and outstanding under the Commercial Paper Program at an average cost of 5.23% maturing on or before June 2024.

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

 B) At-The-Market Program

On February 28, 2022, we established an “at-the-market program” and entered into the Distribution Agreement with BofA Securities, Inc., MUFG Securities Americas Inc. and RBC Capital Markets LLC, as our sales agents, under which we may offer and sell from time to time up to $150 million of our ordinary shares, including in “at-the-market” offerings under our shelf registration statement on Form F-3 filed with the SEC on August 3, 2021, and a prospectus supplement that we filed on February 28, 2022. During the year 2023, we did not issue and sell any ordinary shares under the program.

C) Project debt refinancing

In March 2023, we refinanced the Solaben 2 and Solaben 3 project debt. In June 2023 we extended the maturity of the debt for Logrosan Solar Inversiones, S.A, the subsidiary-holding company of Solaben 2 & 3 and Solaben 1 & 6. (see “Item 4— Information on the Company— Our Operations —Renewable Energy”)

Uses of liquidity and capital

A) Debt Service

Principal payments on debt as of December 31, 2023, are due in the following periods according to their contracted maturities:

Principal debt repayment schedule

	Total	2024	2025	2026	2027	2028	Subsequent years
	$ in millions
Solana	568.1	25.4	26.8	29.5	32.4	35.4	418.6
Mojave	471.2	37.6	38.1	39.4	40.7	36.2	279.2
Coso(1)	188.6	14.6	14.2	14.7	145.1	-	-
ACT	401.5	39.2	42.3	54.6	59.0	68.0	138.4
North America	1,629.4	116.8	121.4	138.2	277.2	139.6	836.2
Chile PV 1	50.2	2.6	1.0	1.1	1.6	2.2	41.7
Chile PV 2	20.8	1.3	1.4	2.4	2.0	2.2	11.5
Palmatir	66.3	7.0	6.6	7.0	7.5	8.0	30.2
Cadonal	44.3	3.5	3.1	3.4	3.6	3.9	26.8
Melowind	66.2	4.8	5.0	5.1	4.8	5.7	40.8
ATN	81.6	6.1	6.4	6.9	7.3	6.7	48.2
ATS	384.6	12.0	8.3	9.5	10.7	12.1	332.0
ATN 2	40.7	5.0	5.1	5.4	5.4	5.6	14.2
Quadra 1&2 and Palmucho	54.2	5.5	6.1	6.6	7.3	8.0	20.7
South America	808.9	47.8	43.0	47.4	50.2	54.4	566.1
Solaben 2&3(2)	321.2	13.2	19.4	21.5	23.1	115.9	128.1
Solacor 1&2	209.6	14.7	15.1	15.5	15.9	16.1	132.3
Helios 1&2	279.7	22.2	22.4	21,8	22.2	22.5	168.6
Helioenergy 1&2	235.2	19.3	20.5	19.4	20.7	23.0	132.3
Solnova 1,3&4	338.1	31.5	31.5	33.1	32.9	31.7	177.4
Solaben 1&6	179.7	14.3	15.2	15.9	16.3	17.0	101.0
Rioglass	5.6	2.4	1.6	1.2	0.3	0.1	-
Italy PV 1,3&4	1.5	0.6	0.6	0.3	0.0	-	-
Kaxu	234.0	26.3	26.0	29.3	31.9	34.7	85.8
Skikda	2.6	2.6	-	-	-	-	-
Tenes	73.7	8.6	8.6	8.9	9.3	9.6	28.7
EMEA	1,880.9	155.7	160.9	166.9	172.6	270.6	954.2
Total project debt	$4,319.3	320.3	325.3	352.5	500.0	464.6	2,356.5
Corporate debt	$1,084.8	34.0	179.1	321.0	154.0	396.8	-
Total	$5,404.0	354.3	504.4	673.5	654.0	861.4	2,356.5

Note:
(1)
Includes the outstanding amount of the Project Finance from Coso. Of which, on July 15, 2021 the notional amount was $233 million. From that amount, $93 million is progressively repaid until 2027. The remaining $140 million are expected to be refinanced on or before 2027.

(2)
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

	Total	Up to one year	Between one and three years	Between three and five years	Subsequent years
	$ in millions
Purchase commitments	713.5	81.9	100.0	97.0	434.6
Accrued interest estimate during the useful life of loans	1,717.8	264.2	481.4	359.4	612.8

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

The investments and the assets under construction detailed in “Significant events in 2023” have been part of the use of our liquidity in 2023. In addition, we have made investments in assets which are currently under development or construction.

We intend to grow our business through the development and construction of our project pipeline including expansion and repowering opportunities, as well as greenfield developments, third-party acquisitions and the optimization of our existing portfolio. We currently have a pipeline of assets under development of approximately 2.2 GW of renewable energy and 6.0 GWh of storage. Approximately 47% of the projects are PV, 43% storage 11% wind and 1% other projects, while 22% are expected to reach RTB in 2024-2025, 28% are in an advanced development stage and 50% are in early stage. Also, 20% are expansion or repowering opportunities of existing assets and 80% greenfield developments.

E)	Capital Expenditures

In 2023, we invested $27.9 million in maintenance capital expenditures in our assets. In 2022, we invested $39.1 million in maintenance capital expenditures in our assets, mainly corresponding to capital expenditures and equipment replacements at Solana. In some cases, maintenance capex is included in the operation and maintenance agreement, therefore it is included in operating expenses within our income statement.

Cash flow

The following table sets forth cash flow data for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
	2023	2022	2021
	($ in millions)
Gross cash flows from operating activities
Profit/(loss) for the year	$36.4	$(2.1)	$(10.9)
Adjustments to reconcile after-tax profit to net cash generated by operating activities	720.2	786.9	861.9
Profit/(loss) for the year adjusted by non-monetary items	$756.6	$784.8	$851.0
Net interest/taxes paid	(272.7)	(277.3)	(342.3)
Changes in working capital	(95.8)	78.8	(3.1)
Net cash provided by operating activities	$388.1	$586.3	$505.6
Net cash used in investing activities
Business Combinations and investments in entities under equity method	(29.2)	(50.5)	(362.4)
Investments in operating concessional assets(1)	(27.9)	(39.1)	(19.2)
Investments in assets under development or construction	(56.3)	(36.8)	(7.0)
Distributions from entities under the equity method	34.3	67.7	34.8
Net divestment in other non-current financial assets	27.5	1.3	2.7
Net cash used in investing activities	$(51.6)	$(57.4)	$(351.2)
Net cash used in financing activities	$(491.4)	$(535.0)	$(380.1)
Net (decrease) in cash and cash equivalents	(154.9)	(6.1)	(225.7)
Cash and cash equivalents at beginning of the year	601.0	622.7	868.5
Translation differences cash and cash equivalents	2.2	(15.6)	(20.1)
Cash and cash equivalents at the end of the year	$448.3	$601.0	$622.7

Net cash flows provided by operating activities

Net cash provided by operating activities in 2023 was $388.1 million, a 33.8% decrease compared to $586.3 million for the previous year. The decrease was mainly due to the negative impact of changes in working capital for $95.8 million in the twelve-month period ended December 31, 2023 compared to a positive change in working capital for $78.8 million in the same period of the previous year:

-
During the year 2022, in our assets in Spain we collected cash in line with the old parameters corresponding to the regulation in place at the beginning of the year 2022 and we were booking revenue in accordance with the new parameters published in draft form, which were lower. This caused a positive change in working capital of approximately $68.7 million in the twelve-month period ended December 31, 2022. In the first quarter of 2023, collections at these assets in Spain were regularized, following the approval on December 14, 2022 of the new parameters for 2022, causing a negative change in working capital of approximately $57.8 million for the twelve-month period ended December 31, 2023.

-
Additionally, working capital in the twelve-month period ended December 31, 2023, also includes a negative change due to lower collections in ACT of approximately $56.4 million compared to a positive change in working capital of approximately $40.4 million of the same period from 2022

-
In 2022, we had a positive variation in working capital of $78.8 million mostly due to better collections from Pemex in ACT and better collections in Spain. In Spain, in 2022 we collected revenue in line with the parameters corresponding to the regulation in place at the beginning of the year 2022, as the new parameters became final on December 14, 2022, while revenue for the year ended December 31, 2022 was recorded in accordance with the new parameters.

The significant variances in the net cash flows provided by or used in operating activities for the year ended December 31, 2022 compared to the year ended December 31, 2021 are discussed in the Form 20-F filed with the SEC on March 1, 2023.

Net cash used in investing activities

For the year ended December 31, 2023, net cash used in investing activities amounted to $51.6 million and corresponded mainly to $84.2 million investments in new assets as well as development and construction of and investments in existing assets, including investments and replacements in Solana. These cash outflows were partially offset by $34.3 million of dividends received from associates under the equity method, of which $11.4 million corresponded to Amherst by AYES Canada, most of which were paid to our partner in this project, and $16.1 million corresponding to Vento II.

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

Net cash used in financing activities

For the year ended December 31, 2023, net cash used in financing activities amounted to $491.4 million and includes the net repayment of principal of our project financing for $318.6 million, dividends paid to shareholders for $206.8 million and non-controlling interests for $31.4 million. These cash outflows were partially offset by the net proceeds of corporate debt mainly related to the issuance of commercial paper for a net amount of $14.6 million and the Revolving Credit Facility, which was drawn for an additional $25.0 million in the twelve-month period ended December 31, 2023. In 2023, we also had a cash inflow of $19.8 million corresponding to the capital contribution of our partner to the project Chile PV3, in which we are building a 121 MWh battery system.

For the year ended December 31, 2022, net cash used in financing activities amounted to $535.0 million and includes the net repayment of principal of our project financing for $426.4 million and dividends paid to shareholders for $203.1 million and non-controlling interests for $39.2 million. These cash outflows were partially offset by the proceeds from the equity raised under the “at-the-market program” for a net amount of $113.1 million and by net proceeds from corporate debt of $20.6 million, corresponding mainly to the increase of the amount drawn under our Revolving Credit Facility.

C.	Research and Development

As of December 31, 2023, we own 22 patents and technology licenses related to key components of our assets, to processes and to solutions to monitor, operate and maintain our assets in a sustainable and cost-effective manner, as well as 3 patents currently in process. We also have an Operations Department that dedicates time and effort to identifying potential measures to improve asset performance, reducing operating costs and developing tools to manage our assets more efficiently. In addition, we have an in-house advanced analytics team to improve the performance of our existing technologies. The advanced analytics team focuses on data analytics and machine learning technologies to provide accurate energy production forecasts, predict equipment breakdowns or malfunctions, and reduce the risk of major outages as well as health and safety and environmental risks, among others.

D.	Trend Information

Other than as disclosed elsewhere in this annual report on, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

The assets acquired and liabilities assumed on a business combination are recognized at the fair values of the underlying items. The estimates that have a significant risk of causing a material adjustment to the carrying amounts of the assets and liabilities are the ones considered when performing impairment review of operating assets (see above).

Judgements:

-	Assessment of contracted concessional agreements

By evaluating the terms and conditions of each contracted concessional agreement, we determine the accounting category to which the asset belongs (e.g. IAS 16, IFRIC 12 or IFRS 16).

-	Assessment of control

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

As of the date of preparation of our Annual Consolidated Financial Statements, no relevant changes in the estimates made are anticipated and, therefore, no significant changes in the value of the assets and liabilities recognized at December 31, 2023, are expected.

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

Consequently, even though construction is subcontracted and it is not performed by Atlantica, in accordance with the provisions of IFRIC 12, we recognize and measure revenue and costs for providing construction services during the period of construction of the infrastructure in accordance with IFRS 15. Construction revenue is recorded within “Other operating income” and Construction cost, which is fully contracted, is recorded within “Other operating expenses”. This applies in the same way to the two models.

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

Research and development costs:

Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when we can demonstrate:

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

As of December 31, 2023, the overall sum of the Bank and Surety Insurances Bonds directly deposited by subsidiaries of Atlantica as a guarantee to third parties (clients, financial entities and other third parties) was $83.2 million compared to $88.0 million in 2022. In addition, Atlantica had issued guarantees amounting to $239.8 million as of December 31, 2023 ($216.9 million as of December 31, 2022). Guarantees issued by us correspond mainly to guarantees provided to off-takers in PPAs, guarantees for debt service reserve accounts and guarantees for interconnection requests or agreements for renewable energy projects.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

Board of Directors of Atlantica

The Board of Directors of Atlantica comprises the following nine members:

Name	Position	Year of birth
William Aziz	Director, Independent	1956
Arun Banskota	Director	1961
Debora Del Favero	Director, Independent	1964
Brenda Eprile	Director, Independent	1954
Ryan Farquhar	Director	1971
Michael Forsayeth	Director, Independent	1954
Edward C. Hall	Director, Independent	1959
Santiago Seage	Chief Executive Officer and Director	1969
Michael Woollcombe	Director and Chair of the Board, Independent	1968

The business address of the members of the Board of Directors of Atlantica is Great West House, GW1, 17th floor, Great West Road, Brentford, TW8 9DF, United Kingdom.

There are no family relationships among any of our executive officers or directors. There are no potential conflicts of interest between the private interests or other duties of the members of the Board of Directors listed above and their duties to Atlantica, except in the case of Mr. Arun Banskota who served on Algonquin’s board as President and Chief Executive Officer until August 2023 and Mr. Ryan Farquhar who is the current Senior Vice President, Corporate and Business Development at Algonquin.

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

Arun Banskota, Director

Mr. Banskota has more than 30 years of experience in senior roles from a combination of industries such as renewable energy development, construction, financing, and operations. He served as Chief Executive Officer of Algonquin since February 2020 until August 2023. He has also served as manager of multiple large business units and three start-ups in the clean-tech space. Mr. Banskota holds a Masters of Arts (University of Denver) and a Master of Business Administration (University of Chicago).

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

Brenda Eprile, Director

Brenda Eprile is a corporate director and sits on a variety of public and private company boards. She currently chairs the board of Global Container Terminals Inc. which operates 2 marine terminals in Vancouver. She is also a board member and chair of the HR Committee of Westport Fuel Systems Inc., a TSX and NASDAQ-listed company that invents, engineers, builds and supplies clean alternative fuel systems and components. Ms. Eprile has been a director of Westport since 2013, and previously served as Chair of the Board from February 2017 to April 2020. From 2016 to 2018, Ms. Eprile served as a director TSX-listed alternative mortgage lender Home Capital Group Ltd., where she became Chair of the Board in 2017 and was part of leading Home Capital’s efforts in responding to a severe liquidity and regulatory crisis and in obtaining the support of Berkshire Hathaway Inc. as a major strategic investor. From 2000 to 2012, Ms. Eprile was a Senior Partner at PricewaterhouseCoopers LLP and led its Canadian Risk Advisory Services practice. From 1998 to 2000, Ms. Eprile led the Canadian Regulatory Risk practice at Deloitte LLP. From 1985 to 1997, Ms. Eprile had a distinguished career as a securities regulator in Canada, holding the positions of both Executive Director and Chief Accountant at the Ontario Securities Commission. Ms. Eprile is a Fellow Chartered Professional Accountant and holds the ICD.D designation. Ms. Eprile earned an MBA from the Schulich School of Business at York University.

Ryan Farquhar, Director

Mr. Farquhar is Senior Vice President, Corporate and Business Development at Algonquin. Mr. Farquhar joined Algonquin in 2018 and has been responsible for oversight of international growth, including utility mergers and acquisitions.  He also leads solar and storage projects and asset recycling initiatives.  Mr. Farquhar has broad investing experience, ranging from infrastructure and energy projects to venture capital and private equity. Mr. Farquhar holds a Bachelor of Laws Degree from the University of Western Ontario. Additionally, he holds a Bachelor of Commerce (Hons.) from Queen’s University.

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

Santiago Seage, Chief Executive Officer and Director

Mr. Seage has served as a director since our formation in 2013 until March 2018 and from December 2018. Mr. Seage has served as our Chief Executive Officer since our formation, except for the six-month period between May and November 2015, while he was Chair of our Board and Chief Executive Officer of Abengoa. Prior to the foregoing, he served as Abengoa Solar’s CEO beginning in 2006. Before that, he was a partner with McKinsey & Company. Mr. Seage also serves as independent director of NYSE listed UGI Corporation. Mr. Seage holds a degree in Business Management from ICADE University in Madrid.

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

Atlantica, as a listed foreign private issuer, is required to have, or explain why it does not have, at least two diverse directors, including one who self-identifies as female, and one who self-identifies as either female, LGBTQ+ or an underrepresented individual. Foreign private issuers are required to publish board level diversity statistics annually using either the U.S. domestic issuers prescribed matrix or the foreign private issuers prescribed matrix, and have, or explain why they do not have, one diverse director in 2023, and two diverse directors in 2025.

Considering that Atlantica voluntarily follows many U.S. domestic issuers reporting requirements, we report board diversity information following the U.S. domestic issuers prescribed matrix. The Company believes that it is presently in compliance with the diversity requirements pursuant to NASDAQ’s listing rules.

The information provided below is based on the voluntary self-identification of each member of the Company’s Board of Directors as of December 31, 2023 and December 31, 2022:

Board Diversity Matrix as of December 31, 2023 and 2022

	2023	2022
Total Number of Directors	9	9

	Female		Male		Non-Binary		Did not disclose Gender
	2023	2022	2023	2022	2023	2022	2023	2022
Part I: Gender Identity
Directors	2	2	7	7	-	-	-	-
Part II: Demographic Background
African American or Black	-	-	-	-	-	-	-	-
Alaskan native or Native American	-	-	-	-	-	-	-	-
Asian(1)	-	-	1	1	-	-	-	-
Hispanic or Latinx(2)	-	-	1	1	-	-	-	-
Native Hawaiian or Pacific Islander	-	-	-	-	-	-	-	-
White(3)	2	2	5	5	-	-	-	-
Two or More Races or Ethnicities	-	-	-	-	-	-	-	-
LGBTQ+	-	-	-	-	-	-	-	-
Did Not Disclose Demographic Background	-	-	-	-	-	-	-	-

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

(3)	White (not of Hispanic or Latinx origin) – A person having origins in any of the original peoples of Europe, the Middle East, or North Africa.

Senior Management of Atlantica

We have a senior management team with extensive experience in developing, financing, managing and operating contracted assets.

Our senior management comprises the following members:

Name	Position	Year of birth
Javier Albarracin	Head of Development and Investment and CIO	1971
David Esteban	Vice President EMEA	1979
Emiliano Garcia	Vice President North America	1968
Irene M. Hernandez	General Counsel and Chief of Compliance	1980
Francisco Martinez-Davis	Chief Financial Officer	1963
Antonio Merino	Vice President South America	1967
Santiago Seage	Chief Executive Officer and Director	1969

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

Javier Albarracin, Head of Development and Investment and CIO

Mr. Albarracin was appointed to serve as our Head of Finance and as Chief Investment Officer in June 2023. He has more than 20 years of experience in the development and financing of infrastructure projects in North and South America, Europe, and Africa. He previously served as Head of Finance for Atlantica since 2016. He holds a Business Administration Degree and a Master in Finance and Financial Markets.

David Esteban, Vice President EMEA

Mr. Esteban has served as Vice President of our operations in EMEA since July 2014. He had previously served at Abengoa’s Corporate Development department for two years. Before that, David worked for the management consulting firm Arthur D. Little for seven years in the industries of Telecoms & Energy and then moved to a private equity firm specialized in renewable energy investments in Europe for three years.

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

Compensation of the Board of Directors and Chief Executive Officer

In 2023, each independent non-executive Director was entitled to receive an annual fee of $150.0 thousand. The Chair of the Board and Chairs of the committees of the Board were entitled to receive additional compensation as detailed in the table below.

Non-independent non-executive directors were entitled to be compensated on the same terms as independent non-executive directors. From April 2020 until August 2023, Mr. Banskota declined compensation. Since August 2023 (when he resigned as CEO of Algonquin) Mr. Banskota has received compensation from the Company for his role as non-executive director. In 2023, Mr. Farquhar declined compensation. From April 2022 (when he retired from a senior executive role at Algonquin Power Utilities Corp) until August 30, 2023 (when he resigned from his position of Director of the Company) Mr. Trisic received compensation as a non-independent non-executive director.

The following table sets out the fee schedule for 2023 and 2022:

In thousands of U.S. Dollars	2023	2022
Annual Director Retainer
Non-Executive Director	150.0	150.0
Annual Committee Chair Retainer
Chair of the Board	75.0	75.0
Chair of the Audit Committee	15.0	15.0
Chair of the Nominating and Corporate Governance Committee	10.0	10.0
Chair of the Compensation Committee	10.0	10.0

The table below summarizes the total annual compensation of the executive and non-executive directors who received remuneration during 2023 and 2022:
In thousands of U.S. Dollars	Salary and Fees in Cash		Salary and Fees in DRSUs(2)		Annual Bonuses		Long-Term Incentive Awards(3) (Vested)		Deferred Restricted Share Units Dividend Equivalents(4)		Total Fixed Remuneration		Total Variable Remuneration		Total
Name(1)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
William Aziz	160.0	160.0	-	-	-	-	-	-	-	-	160.0	160.0	-		160.0	160.0
Arun Banskota(8)	58.8	-	-	-	-	-	-	-	-	-	58.8	-	-	-	58.8	-
Debora Del Favero	112.0	112.0	48.0	48.0	-	-	-	-	5.7	2.5	165.7	162.5	-		165.7	162.5
Brenda Eprile	165.0	165.0	-	-	-	-	-	-	-	-	165.0	165.0	-		165.0	165.0
Michael Forsayeth	75.0	75.0	75.0	75.0	-	-	-	-	9.0	4.0	159.0	154.0	-		159.0	154.0
Edward C Hall(5)	150.0	62.5	-	-	-	-	-	-	-	-	150.0	62.5	-		150.0	62.5
Santiago Seage(6)	798.6	727.2	-	-	975.6	931.3	1,023.2	2,992.4	-	-	798.6	727.2	1,998.8	3,923.7	2,797.4	4,651.0
George Trisic(7)	-	-	100.0	110.0	-	-	-	-	10.6	1.6	110.6	111.6	-	-	110.6	111.6
Michael Woollcombe	-	-	225.0	225.0	-	-	-	-	26.9	11.9	251.9	236.9	-	-	251.9	236.9
Total	1,519.4	1,301.7	448.0	458.0	975.6	931.3	1,023.2	2,992.4	52.2	20.0	2,019.5	1,779.7	1,998.8	3,923.7	4,018.3	5,703.5

Notes:
(1)	None of the Directors received any pension entitlement and/or taxable benefits in 2023 or 2022.
(2)
Non-executive directors receive salary and fees via a mix of cash and Deferred Restricted Share Units (DRSUs). Following the Annual General Meeting held in May 2021, the Company determined, and Ms. Del Favero, Mr. Forsayeth, and Mr. Woollcombe agreed that 30%, 50% and 100% respectively of the annual fees payable to them by the Company from May 31, 2021 would be irrevocably substituted for the grant of DRSUs. The Company also determined and Mr. Trisic agreed that 100% of the annual fees payable to him by the Company would be irrevocably substituted for the grant of DRSUs for the period when he received remuneration.

(3)
In 2022 Long-term Incentive Awards vested under both the (LTIP) and the One-Off Plan calculating amounts using the share price at vesting date. In 2022, from the $2,992.4 thousand worth of awards that vested, $1,490.1 corresponded to share price appreciation. In 2023 Long-term Incentive Awards vested under the LTIP calculating amounts using the share price at vesting date. There was no share price appreciation between the grant date and the vesting date for the LTIP awards that vested in 2023.

(4)
Dividend equivalent rights accumulated on the DRSUs corresponding to the dividends paid for one share in the period between the DRSU grant date and December 31, 2023 and 2022, respectively, multiplied by the number of DRSUs held on that date. Such rights were payable on vesting of the DRSUs.

(5)	Mr. Hall was appointed to the Board on August 2, 2022 as an independent non-executive Director. Mr. Hall’s 2022 fee was prorated for the year based on the annual directors’ retainer.
(6)
The CEO’s compensation is approved in Euros. Salary and Fees have been converted to U.S. dollars for reporting purposes, at the average exchange rate of each year, which was 1.08€/$ in 2023 and 1.05 €/$ in 2022. Annual bonus amounts have been converted to U.S. dollars for reporting purposes, at the exchange rate of December 31, 2023, which was 1.10 €/$ and at the exchange rate of December 31, 2022 which was 1.07 €/$ in 2022.

-
In 2023, the CEO’s total pay amounted to €2,594.4 thousand ($2,797.4 thousand). Fixed salary amounted to €738.3 thousand ($798.6 thousand), annual bonus to €883.8 thousand ($975.6 thousand) and long-term incentive awards to €972.3 thousand ($1,023.2 thousand).

-
In 2022, the CEO’s total pay amounted to €4,401.7 thousand ($4,651.0 thousand). Fixed salary amounted to €690.0 thousand ($727.2 thousand), annual bonus to €870.0 thousand ($931.3 thousand) and long-term incentive awards to €2,841.7 thousand ($2,992.4 thousand).

(7)
Mr. Trisic, non-independent non-executive director, has received compensation since April 6, 2022 until August 30, 2023 when he resigned from his position of Director of the Company. Mr. Trisic’s 2022 and 2023 fees were prorated for each year based on the annual directors’ retainer. The Company determined and Mr. Trisic agreed that 100% of his fees were irrevocably substituted for the grant of DRSUs.

(8)	Mr. Banskota, non-independent, non-executive director, has received compensation since August 2023, when he resigned as CEO of Algonquin.

The Directors’ Remuneration Report is presented in U.S. dollars since remuneration of all directors except the CEO is defined in U.S. dollars and the functional currency of the Company is also the U.S. dollar. None of the directors received any pension entitlement and/or taxable benefits in 2023 or 2022. Each member of our Board of Directors will be indemnified for his or her actions associated with being a director to the extent permitted by law.

During 2023, no third party provided material advice or services to the Compensation Committee. In 2024 the Board of Directors engaged Hugessen Consulting, a consultancy company to review the remuneration of directors, including the CEO. The consultants were appointed by the Compensation Committee, their advice was independent, and the fees paid for these services were approximately $28.0 thousand Canadian dollar ($21 thousand U.S. dollar).

The decrease in the remuneration of the CEO in 2023 was mainly due to a decrease in the amount of share options exercised in 2023 compared to 2022. Share options awarded in 2020 and 2021 under the LTIP that vested in 2023 were underwater and were not exercised. In addition, the number of share units that vested in 2023 under the 2020 LTIP was lower than the number share units that vested in 2022 and the price and the stock price on the vesting date of 2023 was also lower than in 2022. Finally, the One-off plan had fully vested in 2022, as explained below.

Chief Executive Officer Long-Term Incentives awards vested

1)	Restricted Stock Units vested under the LTIP

In January 2023 and June 2022 RSUs awarded in 2020 and 2019 respectively under the LTIP vested and shares were transferred to the CEO in accordance with the terms of the plan. The value of the vested RSUs have been included in the Single Total Figure of Remuneration table above in their vesting period.

RSU Grant Date	RSU Vesting Date	Number of Restricted Stock Units Vesting	Share Price on Vesting Date (USD)	RSUs Value at Vesting Date (000’s USD)(1, 2)
2020	2023	33,641	25.27	1,023.2
2019	2022	46,987	31.10	1,708.7

Notes:
(1)
33,641 RSUs (granted in under the 2020 LTIP) vested in 2023 plus dividend equivalent rights corresponding to the dividends paid on one share between the 2020 LTIP grant date and the date on which the RSU vested ($5.15 per share). 46,987 RSUs (granted under the 2019 LTIP) vested in 2022 plus dividend equivalent rights corresponding to dividends paid on one share between the 2019 LTIP grant date and the date on which the RSU vested ($5.07 per share).

(2)	The RSUs that vested in 2023 were subject to (i) the CEO remaining employed with the Group and (ii) a minimum average 5% average annual TSR (both of which were achieved).

2)	Options vested under the LTIP

One-third of each of the CEO’s share options awarded in 2020 and 2021 under the LTIP vested during 2023. These were underwater on the vesting date and were not exercised.

The share options value have been included in the Single Total Figure of Remuneration table above in their vesting period.

LTIP Share Option Grant Date(1)	Share Option Vesting Date	Number of Share Options Vesting(3)	Share Price on Vesting Date (USD)	Exercise Price per Share Option (USD)	Share Options Value at Vesting Date (000’s USD)(2)
2021	2023	24,948	28.17	37.98	-
	2022	24,948	32.53	37.98	-
2020	2023	34,494	25.27	26.39	-
	2022	34,494	34.48	26.39	279.1
2019	2022	40,693	31.30	19.60	476.1

Notes:
(1)	Additional information on the LTIP is disclosed in the Remuneration Policy section.
(2)	The value of the share options on the vesting date is calculated using the number of share options multiplied by (the share price on the vesting date minus the exercise price per share option).
(3)	There were no performance measures related to these options.

3)	One-off plan

An award in the form of restricted stock units (RSUs) was granted under the One-off plan to the CEO in 2019. In June 2022 the third and final tranche vested, and shares were transferred to the CEO in accordance with the terms of the plan. The One-off plan RSUs were fully vested in 2022, and therefore no One-Off Plan RSUs vested in 2023.

The value of the shares transferred have been included in the Single Total Figure of Remuneration table above in their vesting period.

One-Off Plan	One-Off Plan Vesting	Number of Restricted Stock Units	Share Price on Vesting Date (USD)	RSUs Value at Vesting Date (000’s USD)(1)
2019	June 2023	-	-	-
	June 2022(2)	14,535	31.30	528.6

Notes:
(1)
On each vesting date, one third of the RSUs vested (14,535 RSUs) plus dividend equivalent rights corresponding to the dividends paid on one share in the period between the One-off plan grant date and the date on which the RSU vest ($5.07 per share for 2022), multiplied by the number of RSUs vesting on that date.

(2)	In June 2022, the final tranche of RSUs vested. As a result, since then there have been no other awards outstanding under this plan.

In 2023, most of the objectives defined for the Chief Executive Officer’s variable bonus were met or exceeded and the Compensation Committee decided to approve a bonus corresponding to 104.0% of the target variable compensation, which will be payable in 2024.

	Percentage Weight	Achievement
CAFD(1) – Equal or higher than the CAFD budgeted in the 2023 budget	35%	97.5%
Adjusted EBITDA – Equal or higher than the Adjusted EBITDA budgeted in the 2023 budget	15%	99%
Capital allocation management on a value accretive basis	20%	110%
Achievement of ESG metrics including health and safety targets – (Frequency with Leave / Lost Time Index below 3.7 and General Frequency Index below 9.5)	10%	120%
Management of relationships with key shareholders and partners	10%	120%
Continued executive talent development	10%	90%

Note:
(1)
Cash Available for Distribution (CAFD) refers to the cash distributions received by the Company from its subsidiaries, minus cash expenses of the Company, including debt service and general and administrative expenses.

In 2023, Mr. Seage was awarded $975.6 thousand as a bonus payment in accordance with his service agreement, payable in 2024. In 2022, Mr. Seage was awarded $931.3 as thousand as a bonus payment in accordance with his service agreement, which was paid in 2023. The CEO’s bonus is approved in Euros and converted to U.S. dollars for reporting purposes at the average exchange rate of each year.

The Chief Executive Officer’s maximum potential bonus is 120% of such bonus, which is approximately $1,126 thousand (approximately €1,020 thousand).

No element of the Chief Executive Officer’s annual bonus is deferred.

Deferred Restricted Shares Units (“DRSU”) Plan

The following table sets out the total compensation received by non-executive directors via a mix of cash and DRSUs in 2023:

Name	Total Remuneration (000’s USD)		Total Remuneration in Cash and/or Deferred Restricted Stock Units (DRSU)
			Remuneration in Cash (000’s USD)			Remuneration in DRSUs
						DRSUs (000’s USD)	Number of DRSUs(4)
	2023	2022	2023	2022	2023	2022	2023	2022
William Aziz	160.0	160.0	160.0	160.0	-	-	-	-
Arun Banskota(5)	58.8	-	58.8	-	-	-	-	-
Debora Del Favero(1)	160.0	160.0	112.0	112.0	48.0	48.0	2,102	1,619
Brenda Eprile	165.0	165.0	165.0	165.0	-	-	-	-
Michael Forsayeth(1)	150.0	150.0	75.0	75.0	75.0	75.0	3,284	2,530
Edward C. Hall(2)	150.0	62.5	150.0	62.5	-	-	-	-
George Trisic(3)	100.0	110.0	-	-	100.0	110.0	4,003	3,901
Michael Woollcombe(1)	225.0	225.0	-	-	225.0	225.0	9,852	7,589
Total	1,168.8	1,032.5	720.8	574.5	448.0	458.0	19,240	15,638

Notes:
(1)
Following the Annual General Meeting held in May 2021, the Company determined, and Ms. Del Favero, Mr. Forsayeth, and Mr. Woollcombe agreed that 30%, 50% and 100% respectively of the annual fees payable to them by the Company from May 31, 2021 would be irrevocably substituted for the grant of DRSUs.

(2)	Mr. Hall was appointed to the Board on August 2, 2022 as an independent non-executive Director. Mr. Hall’s 2022 fee was prorated based on the annual director’s retainer.
(3)
Mr. Trisic, non-independent non-executive director, received compensation from April 6, 2022 until August 30, 2023. Mr. Trisic’s 2022 and 2023 fees were prorated based on the annual directors’ retainer. The Company determined and Mr. Trisic agreed that 100% of his fee would be irrevocably substituted for the grant of DRSUs.

(4)	The number of DRSUs granted is determined by dividing the amount of the annual compensation to be substituted for DRSUs by the market value of an ordinary share at the time of grant.
(5)	Mr. Banskota resigned as Chief Executive Officer of Algonquin on August 11, 2023. Since then, he has received compensation from the Company. His fees for 2023 were prorated.

Remuneration of the Chief Executive Officer

The information provided in this part of the report is subject to audit.

Details for Mr. Seage, who serves in the role of the Chief Executive Officer, are set out in the “Single Total Figure of Remuneration for Each Director” section above.

Scheme Interests Awarded During 2023:

LTIP	Number of Restricted Stock Units	Price per RSU at the grant date (USD)	Restricted Stock Units Face Value[1] (000’s USD)	Performance Criteria
2023	44,950[2]	25.77	1,158.5	- Continuing employment (or other service relationship) for 33% of the award and - Continuing employment and achievement of a minimum 5% average annual TSR for 67% of the award.

Notes:
(1)
Face Value means the maximum number of shares that would vest if performance measures are met using the share price at the grant date (January 6th, 2023). The face value for the restricted stock units (RSUs) is calculated using the share price at the grant date.

(2)	RSUs will vest on the third anniversary of the grant date, subject to the satisfaction of the performance criteria.

For 67% of the award, if the total shareholder return (“TSR”) performance condition has not been met during the vesting period, the participant’s Restricted Stock Units will lapse on the vesting date.

The value of the RSUs granted to the CEO was equal to 70% of the previous year target annual compensation (fixed + target annual bonus) at the grant date. Further information including a description of each type of interest awarded and the basis on which the award is made is provided in the Remuneration Policy section below.

The following information provided in this part of the report is not subject to audit (unless otherwise indicated).

Total Shareholder Return and Chief Executive Officer Pay

The chart below shows the Company’s TSR since June 2014, the date of our Initial Public Offering (“IPO”), until the end of 2023 compared with the TSR of the companies in the Russell 2000 Index. The chart represents the progression of the return, including investment, starting from the time of the IPO at a 100%-point. In addition, dividends are assumed to have been re-invested at the closing price of each dividend payment date.
We believe the Russell 2000 Index is an adequate benchmark as it represents a broad range of companies of similar size.

TSR is calculated in U.S. dollars.

The table below shows the total remuneration of the Chief Executive Officer, his bonus and his long-term incentive awards expressed as a percentage of the maximum he is likely to be awarded.

			Bonus		Long-Term Incentive Awards(3)
Year	Total Pay(1) (000’s USD)		Percentage of Target	Amount of Bonus(2) (000’s USD)	Percentage of Maximum	Value (000’s USD)
2023	2,797.4		104.0%	975.6	100.0%	1,023.2
2022	4,651.0		102.4%	931.3	100.0%	2,992.4
2021	3,752.7		105.0%	1,056.3	100.0%	1,879.8
2020	2,524.1		102.7%	996.4	100.0%	770.9
2019	1,685.4		100.7%	957.7	-	-
2018	2,511.1		101.8%	992.2	22.0%	751.1
2017	1,602.0		96.3%	924.2	-	-
2016	1,499.4		100.0%	940.5	-	-
2015	1,597.6	(4)	-	-	-	-
2014	174.1		-	-	-	-

Notes:
(1)
The CEO’s compensation is approved in Euros. It has been converted to U.S. dollars for reporting purposes at the average exchange rate each year. The total pay received by the CEO in thousands of Euros was €2,594.4 in 2023, €4,401.7 in 2022, €3,148.6 in 2021, €2,222.2 in 2020, €1,505.5 in 2019, €2,170.3 in 2018, €1,418.1 in 2017, €1,329.1 in 2016, €1,440.9 in 2015, and €130.9 in 2014.

(2)	Amount of bonus earned by the CEO at year-end and paid the next year. For example: In 2021, the CEO earned a bonus of $1,056.3 thousand, which was paid to the Chief Executive Officer in 2022.
(3)	Long-Term Incentive Awards includes awards granted under both the LTIP and One-Off Plan which vested in the year.
(4)	Includes a €1,189.5 thousand (approximately $1,319.6 thousand) termination payment received by Mr. Garoz after his leaving the Company on November 25, 2015.

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

Directors’, Chief Executive Officer’s and Employee’s Pay

The table below sets out the percentage change between 2023 and 2022 in salary and, bonus for executive and non-executive directors who received remuneration and the average per capita change for employees of the Company’s group as a whole, excluding the Chief Executive Officer.

	2023 (% Change from 2022 to 2023)				2022 (% Change from 2021 to 2022)				2021 (% Change from 2020 to 2021)
	Salary and Fees (Cash and DRSU)		Bonus		Salary and Fees (Cash and DRSU)(1)		Bonus		Salary and Fees (Cash and DRSU)		Bonus
Non-executive directors
William Aziz	-		-		-		-		-		-
Arun Banskota(4)	-		-		-		-		-		-
Debora Del Favero	-		-		-		-		-		-
Brenda Eprile	-		-		-		-		-		-
Michael Forsayeth	-		-		-		-		-		-
Edward C. Hall(2)	-		-		-		-		-		-
George Trisic[3]	-		-		-		-		-		-
Michael Woollcombe	-		-		-		-		-		-
Executive director
Santiago Seage (CEO)	7	%(6)	2	%(6)	0	%(6)	-3	%(6)	4	%(6)	2	%(6)
Employees (excluding CEO)(5)	6%		6%		4%		9%		4%		8%

Notes:
None of the non-executive directors received any bonus, and/or taxable benefits in 2023, 2022 or 2021.
(1)
Following the Annual General Meeting held in May 2021, the Company determined, and Ms. Del Favero, Mr. Forsayeth, and Mr. Woollcombe agreed that 30%, 50% and 100% respectively of the annual feeS payable to them by the Company from May 31, 2021 would be irrevocably substituted for the grant of DRSUs.

(2)	Mr. Hall was appointed to the Board on August 2, 2022 as an independent non-executive Director.
(3)
Mr. Trisic, non-independent non-executive director, has received compensation from April 6, 2022 until August 30, 2023, when he resigned from his position as Director of the Company. The Company determined and Mr. Trisic agreed that 100% of his fee would be irrevocably substituted for the grant of DRSUs.

(4)	Mr. Banskota, non-independent non-executive director, has received compensation since August 12, 2023, when he resigned as CEO of Algonquin.
(5)
The salary and bonus percentage change for employees (excluding the CEO) has been calculated considering the same average number of employees and the same average exchange rate in 2023, 2022 and 2021. This is the most appropriate methodology to reflect how much the salary and potential bonus changed on a year-to-year basis as it excludes the effect of employee hires and turnover.

(6)
For 2023, the Compensation Committee approved (i) fixed remuneration of €738.3 thousand for the Chief Executive Officer (in 2022, the CEO’s fixed remuneration was €690 thousand), and (ii) variable remuneration of €883.8 thousand compared to €870.0 thousand for 2022, representing a 2% increase in Euros on a year-to-year basis.

(7)
For 2022, the Compensation Committee approved (i) fixed remuneration of €690 thousand for the Chief Executive Officer (in 2021, the CEO’s fixed remuneration was also €690 thousand), and (ii) variable remuneration of €870.0 thousand compared to €893 thousand for 2021, representing a 3% decrease in Euros on a year-to-year basis.

Pay Ratio Information

The average number of employees in the U.K. is below 250 employees. Following the U.K. pay ratio disclosure requirements, Atlantica is exempt from disclosing U.K. pay ratio-related information.

Relative Importance of Spend on Pay

The following table sets out the change in overall employee costs, directors’ compensation and dividends.

$ in Millions	2023	2022	Difference
Spend on Pay for All Employees	104.1	80.2	23.9
Total Remuneration of Directors	4.0	5.6	-1.6
Total Remuneration of employees and directors	108.1	85.9	22.3
Dividends Paid	206.8	203.1	3.7

The Company has not made any share repurchases during 2023 or 2022.

The average number of employees in 2023 in Atlantica was 1,304 employees, compared to 874 employees in 2022. The $23.9 million increase in spend on pay and the increase in the average number of employees is mostly due to the internalization of the operation and maintenance activities. We refer to section “People and Culture” under “Social Sustainability.”

The decrease in the remuneration of the CEO in 2023 was mainly due to a decrease in the amount of share options exercised in 2023 compared to 2022. Share options awarded in 2020 and 2021 under the LTIP that vested in 2023 were underwater and were not exercised. In addition, the number of share units that vested in 2023 under the 2020 LTIP was lower than the number share units that vested in 2022 and the price and the stock price on the vesting date of 2023 was also lower than in 2022. Finally, the One-off plan had fully vested in 2022, as explained below.

Payments for Loss of Office (Audited)

Mr. Trisic resigned as non-executive Director of the Company on August 30, 2023.

DRSUs granted to Mr. Trisic, (in lieu of fees), together with the dividend equivalents accumulated with respect to these DRSUs from April 6, 2022 until vesting were fully settled on August 30, 2023. The settlement of the dividend equivalents was made on the basis of a price per share of $22.87 corresponding to the average price of the 5 days prior to August 30, 2023, the date of resignment. In total (for his DRSUs and dividend equivalent rights), Mr. Trisic received 8,435 shares from the Company before taxes ($192,903.7).

Apart from this, no other termination payments were made to the Chief Executive Officer or any other director in 2023 nor 2022. The policy for termination payments is detailed under the section “Policy on payments for loss of office” of this report.

Statement of Implementation of Policy in 2024

The current Remuneration Policy was approved at our 2021 Annual General Meeting, and amendments were approved at the 2023 Annual General Meeting held in April 2023. A new Remuneration Policy is being put to shareholder vote at the 2024 Annual General Meeting- the only key changes (compared to the current Remuneration Policy) relate to (i) the clawback policy, (ii) amending the maximum value of LTIP awards granted to executive directors, (iii) the conditions for the LTIP and (iv) establishing additional fees for all non-executive directors who are chair of a board commitee, eliminating the exception for chair of the related party committee.

Non-independent non-executive directors are entitled to be compensated on the same terms as independent non-executive directors.

The main terms of the LTIP included in the Remuneration Policy proposed for approval in 2024 that would apply to awards granted to the CEO and Executives are as follows:

Main terms of the LTIP for awards granted to all Executives as – Restricted Stock Units
Value at grant date
The value of the RSUs granted to the CEO is up to 105% of the previous year target annual remuneration (fixed + target annual bonus) at the grant date.

The value of the RSUs granted to an executive other than the CEO is equal to between 50% and 70% (with the exact percentage to be determined by the Compensation Committee at grant) of the previous year target annual remuneration (fixed + target annual bonus) at the grant date.

Exercisability and Vesting Period
33% of the RSUs will vest on the third anniversary of the grant date (provided the participant remains employed with the Group) and 67% of the RSUs will vest on the third anniversary of the grant date only if the conditions described below are met over such 3-year period. Each of the below conditions must be considered individually and each of the conditions weigh individually in considering the two thirds of the RSU. It is not necessary that all of them together are met for the vesting of the two-thirds of the total number of RSUs.

The Company will decide at vesting if vested RSUs will be settled in cash or shares.

Ownership and Dividends
The participant will be entitled to receive, for each RSU held, a payment equivalent in value to any dividend or distribution paid on each share between the grant date and the date on which the RSU vests.

(1)	Includes storage.
(2)	Includes floors and caps when measuring compliance (i.e. floor of 70% and cap of 130% when measuring performance versus financial objectives)
(3)	Percentage weights are calculated as a fraction of the percentage weight assigned to each section or subsection, based on a 100% basis. The values are rounded to the nearest tenth.

For 2024, the bonus measures for the remuneration of the Chief Executive Officer, will focus on four areas: financial targets, capital allocation management, ESG including health and safety, and continued executive talent development.

This approach is intended to provide a balanced assessment on how the business has performed over the course of the year against stated objectives. Targets are aligned with the annual plan and strategic and operational priorities for the year.

For 2024 the bonus objectives are:
Percentage Weight
CAFD – Equal or higher than the CAFD budgeted in the 2024 budget	35%
Adjusted EBITDA – Equal or higher than the Adjusted EBITDA budgeted in the 2024 budget	15%
Capital allocation management	30%
Achievement of ESG metrics including health and safety targets – (Frequency with Leave / Lost Time Index below 3.0 and General Frequency Index below 6.8)	10%
Continued executive talent development	10%

Remuneration Policy

The current Remuneration Policy was approved at our 2021 Annual General Meeting, and amendments were approved at our 2023 Annual General Meeting. Shareholders will be asked to approve a new Remuneration Policy at our 2024 Annual General Meeting to be held in April 2024. The new Remuneration Policy is intended to take effect immediately following the 2024 Annual General Meeting (subject to shareholder approval).

The only changes that will apply to the new proposed Remuneration Policy (compared to the current policy) consist of (1) amending the Clawback Policy to comply with the requirements of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the relevant Nasdaq Stock Market rules, (2) amending the maximum value of LTIP awards granted to executive directors, (3) introducing new conditions for LTIP awards, as we describe in more detail below, and (4) establishing additional fees for all non-executive directors who are chair of the board committee, eliminating the exception for chair of the related party committee.

Executive Directors:

The policy for executive directors, only applicable to the Chief Executive Officer as the only executive director, is as follows:

Name of component	Description of component	How does this component support the company’s (or Group’s) short and long-term objectives?	What is the maximum that may be paid in respect of the component?	Framework used to assess performance
Salary/fees	Fixed remuneration payable monthly.	Helps to recruit and retain executive directors and forms the basis of a competitive remuneration package.	Maximum amount €800 thousand (approximately $850 thousand), may be increased by 5% per year. Salary levels for peers are considered.	Not applicable. No retention or clawback.
Benefits	Opportunity to join existing plans for employees but without any increase in remuneration.
Annual Bonus	Annual bonus is paid following the end of the financial year for performance over the year. There are no retention or forfeiture provisions.	Helps to offer a competitive remuneration package and align it with the Company’s objectives.	200% of base salary.	25%-50% of CAFD. 10-15% of Adjusted EBITDA. 40%-50% of other operational or qualitative objectives. No retention. Clawback policy.

Name of component	Description of component	How does this component support the company’s (or Group’s) short and long-term objectives?	What is the maximum that may be paid in respect of the component?	Framework used to assess performance
Strategic Review Bonus	One-time bonus related to the strategic review process and payable upon closing of a potential strategic transaction.	Helps retain executive directors who are relevant for the success of the strategic review process.	110% of 2023 target annual remuneration (including fixed salary + target annual bonus).	Closing of a strategic transaction as such term is defined by the Board of Directors.
Long Term Incentive Awards	RSUs subject to certain vesting periods and conditions.	Align executive directors and shareholders interests.	Up to 105% of target annual remuneration of the previous year (including fixed salary + target annual bonus).
RSUs will be subject to

-  Continuing employment for 33% of the award and

-  Continuing employment and achievement of three year objectives for 67% of the award. Out of this 67%, the objectives consist of:

-  One third based on the Company reaching a minimum 5% average annual TSR target.

-  One third based on the Company reaching appropriate financial targets (for example Adjusted EBITDA and CAFD)

-  One third based on strategic objectives: for example ESG targets, (for example growth in renewables and storage). and other strategic objectives in line with the Company’s long term strategy.

Granted in the form of RSUs.

Subject to the Company’s Clawback policy.

TSR, CAFD, Adjusted EBITDA are considered standard indicators of financial performance in our sector. In addition, the LTIP is subject to strategic objectives that the Board believes are aligned with the Company’s strategy and long-term targets.

Restricted Stock Units granted prior to the approval of the new 2024 Remuneration Policy and after the approval to the amendments to the Remuneration Policy in 2023 are subject to:

-	Continuing employment for 33% of the award and
-	Continuing employment and achievement of a minimum 5% average annual TSR for 67% of the award.

If the TSR performance condition has not been met during the vesting period, the participanting Restricted Stock Units subject to minimum annual TSR condition will lapse on the vesting date, save that the 2024 grants of Restricted Stock Units may be subject to the vesting conditions set out in the table above, if the Board so decides, provided that the new Remuneration Policy is approved by shareholders at the 2024 Annual General Meeting.

Restricted Stock Units granted prior to the approval of the amendments to the Remuneration Policy in 2023 are subject to continuing employment and achievement of a minimum 5% average annual TSR for 100% of the award.

Clawback Policy

The Company has operated an incentive compensation recoupment or clawback policy since 2021 and in 2023 has adopted provisions to comply with the requirements of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the relevant Nasdaq Stock Market rules.

The policy is aimed at allowing the Company to recover performance-based compensation during the lookback period, which is generally three years after short-term variable compensation and/or long-term compensation awards are granted. In the case of a restatement, the lookback period is three completed fiscal years immediately preceding the date on which the Company is required to prepare a restatement for a given reporting period.

The policy is applicable to all executives who participate in long term incentive arrangements including current and former executive officers (as defined in Nasdaq Rule 5608(d)).

The policy is applicable in the event of the occurrence of either of the following triggering events: (1) a restatement, whether or not as a result of misconduct, as described in subsection 1 below or (2) fraud, embezzlement or other serious misconduct that is materially detrimental to the Company, as described in subsection 2 below.

1.
In the event that the Company is required to prepare a restatement (as defined in Nasdaq Rule 5608(b)(1)), executives covered by the policy shall be required to repay to the Company the amount of any covered compensation (as defined below) granted, vested or paid to such executive during the lookback period that exceeds the amount of the covered compensation that otherwise would have been granted, vested or paid to such executive had such amount been determined based on the restatement, computed on a pre-tax basis.

For the purposes of this subsection 1, “covered compensation” means any incentive-based compensation (as defined in Nasdaq Rule 5608(d)) granted, vested or paid to a person who served as an executive officer at any time during the performance period for the incentive-based compensation and that was received (within the meaning of Nasdaq Rule 5608(d)): (i) on or after October 2, 2023, (ii) after the person became an executive officer and (iii) at a time that the Company had a class of securities listed on a national securities exchange or a national securities association.

For covered compensation based on the Company’s stock price or total shareholder return, where the amount of the erroneously-awarded covered compensation is not subject to mathematical recalculation directly from the information in the restatement, the Compensation Committee shall determine the amount to be repaid, if any, based on a reasonable estimate of the effect of the restatement on the stock price or total shareholder return.

The Compensation Committee must reasonably promptly pursue (and shall not have the discretion to waive) the repayment of any erroneously-awarded covered compensation, except where a determination has been made in accordance with Nasdaq Rule 5608(b)(1)(iv) that recovery would be impracticable. The Company is prohibited from indemnifying any current or former executive officer against the repayment of any erroneously-awarded covered compensation under the policy.

This subsection 1 is intended to satisfy the requirements of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and any related rules or regulations promulgated by the U.S. Securities and Exchange Commission or the Nasdaq, including the Nasdaq rules and any additional or new requirements that become effective after the adoption of the policy, which upon effectiveness shall be deemed to automatically amend this subsection 1 to the extent necessary to comply with such requirements.

2.
If the Company is required to prepare a material restatement as a result of misconduct and the Compensation Committee determines that the executive knowingly engaged in the misconduct or acted knowingly or with gross negligence in failing to prevent the misconduct, or if the Compensation Committee concludes that the participant engaged in fraud, embezzlement or other similar activity (including acts of omission) that the Compensation Committee concludes was materially detrimental to the Company, then, in addition to any remedies set forth in subsection 1 above, the Company may require the executive (or the executive’s beneficiary) to reimburse the Company for, or forfeit, all or any portion of any short or long term variable compensation awards.

The Compensation Committee shall retain discretion regarding application of this subsection 2. The clawback policy is incremental to other remedies that are available to the Company

Long-Term Incentive Awards

The purpose of the LTIP is to attract and retain the best talent for positions of substantial responsibility in the Company, to encourage ownership in the Company by the executive team whose long-term service the Company considers essential to its continued progress and, thereby, encourage recipients to act in the shareholders’ interest and to promote the success of the Company.

The long-term incentive plan permits the granting of Restricted Stock Units (“RSUs”) to the executive team of the Company (the “Executives”). The LTIP applies to approximately 13 Executives and the Chief Executive Officer.

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

The value of the RSUs will be equal to between 50% and 70% of the Executives’ (other than the CEO) target annual remuneration (including fixed salary + target annual bonus) for the year closed before the date upon which an RSU is granted and, in the case of the Chief Executive Officer, it will be up to 105% of the previous year target annual remuneration (including fixed salary + target annual bonus)at the grant date. The award will be granted in Restricted Stock Units.

Main terms of the LTIP included in the Remuneration Policy proposed for approval in 2024:

Main terms of the LTIP for awards granted to all Executives – Restricted Stock Units
Nature
Restricted Stock Units will be subject to:
-    Continuing employment for 33% of the award) and
-    Continuing employment and achievement of three year objectives for 67% of the award. Out of this 67%, the objectives consist of:
•  One third based on the Company meeting a minimum 5% average annual TSR.
•  One third based on the Company meeting appropriate financial targets (for example Adjusted EBITDA and CAFD)
•  One third based on strategic objectives: for example ESG, including growth in renewables and storage and other strategic objectives in line with the Company’s long term strategy
Appropriate targets for each measure will be considered and set by the Compensation Committee at the start of each financial year and disclosed in the annual report of the relevant financial year accordingly, in accordance with the Regulations.

Exercisability and Vesting Period
33% of the shares will vest on the third anniversary of the grant date (subject to continued employment) and 67% of the shares will vest on the third anniversary of the grant date only if the conditions described above are met over such 3-year period. Each of the above conditions must be considered individually and each of the conditions weigh individually in considering the two thirds of the RSU. It is not necessary that all of them together are met for the vesting of the two-thirds of the total number of RSUs. The Company will decide at vesting if vested RSUs will be settled in cash or shares.

Ownership and Dividends
The participant will be entitled to receive, for each Restricted Stock Unit held, a payment equivalent in value to any dividend or distribution paid on each share between the grant date and the date on which the Restricted Stock Unit vests.

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

Change of Control

If there is a change of control, all Awards granted under the LTIP after the approval of the amendments to the Remuneration Policy in 2023 and all past awards granted under the LTIP to executives participating  in the  strategic review bonus shall vest based on the satisfaction of performance conditions as at the time of the change in control. All Awards granted to other employees prior to this shall vest in full on the date of the change in control. The participants must exercise their share options within a period of 30 days following receipt of a change of control notice from the Company without which, the options will lapse.

Delisting

If the Company is delisted, all outstanding Awards granted under the LTIP after the approval of the amendments to the Remuneration Policy in 2023 and all past awards granted under the LTIP to executives participating in the strategic review bonus shall vest based on the satisfaction of performance conditions as at the time of delisting and will be settled in cash. All Awards granted to other employees prior to this shall vest in full on the date of delisting and will be settled in cash. The cash payment for Restricted Stock Units will be the last quoted share price of the Company and the cash payment for any outstanding share options will be the difference between the last quoted share price and the exercise price for the applicable option. Such cash payments will be made after applicable tax deductions within 30 days of the delisting.

Strategic review bonus

On February 21, 2023, Atlantica announced the initiation of a process to explore and evaluate potential strategic alternatives that may be available to Atlantica to maximize shareholder value. In connection with this process, the purpose of the strategic review bonus is to retain talent for certain positions in the organization which are relevant for the success of this process. The strategic review bonus applies to ten executives and the CEO. The value of the bonus is defined as 75% of the target annual remuneration for 2023 (including fixed salary + target annual bonus for 2023) (110% in the case of the CEO) and will become payable upon closing of a potential strategic transaction, as such term is defined by the Board of Directors. In the case of the CEO, the strategic review bonus was approved at the Shareholders Annual General Meeting held in April 2023.

Pension

The CEO (being the only executive director) does not receive any pension contributions.

None of the non-executive directors receive bonuses, long-term incentive awards, pension contributions or other benefits in respect of their services to the Company.

There are no provisions for the recovery of sums paid or the withholding of any sum, except for those potentially derived from the application of the clawback provision.

Chief Executive Officer Remuneration Policy

The Compensation Committee approved a fixed remuneration of €738.3 thousand ($815.0 thousand converted to U.S. dollars at the December 31, 2023 exchange rate, which is 1.10 $/€) and variable target remuneration of €850.0 thousand for the Chief Executive Officer for 2024 ($935.0 thousand converted to U.S. dollars at the December 31, 2023 exchange rate, which is 1.10 $/€). In 2023, the CEO's fixed remuneration also was €738.8 thousand.

Total remuneration of the only executive director for a minimum, target and maximum performance in 2024 is presented in the chart below.

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

Maximum:
Fixed remuneration, plus maximum annual bonus and LTIP vesting in 2024 at face value, using share price at grant date for units and option value at grant date for options not including dividends, and assuming that the minimum annual TSR of at least a 5% yearly average over the 3-year period is met for the units.

In addition, if we assume a 50% appreciation of the share price with respect to the grant date, maximum remuneration for 2024 including vesting long-term awards would be approximately $3,880 thousand. If we assume a 50% appreciation of the share price with respect to the December 31, 2023 share price, maximum remuneration for 2024 including vesting long-term awards would be approximately $2,215 thousand. In this scenario, the minimum annual TSR of at least a 5% yearly average over the 3-year period would not be met and share options awarded in 2021 under the LTIP would be underwater, therefore share options vesting in 2024 would not be exercised. Only 33% of the RSU’s would vest under the LTIP.

For 2024, the bonus measures for the remuneration of the Chief Executive Officer, will focus on four areas: financial targets, capital allocation management, ESG including health and safety, and continued executive talent development.

This approach is intended to provide a balanced assessment of how the business has performed over the course of the year against stated objectives. Targets are aligned with the annual plan and strategic and operational priorities for the year.

The CEO’s 2024 bonus objectives are disclosed under the section Annual Report on Remuneration.

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

The Company agreed with Key Managers, including the CEO, the Company would make payments for loss of office or employment in addition to the severance payment under the prevailing labor and legal conditions in their contracts or countries where they are employed if they should leave (by loss of office or employment) the Company within 2 years of a change in control. The payment would represent six months of remuneration and will be adjusted to ensure that total payment including severance payment required under prevailing laws represent at least 12 months of remuneration (including salary, benefits, long term incentive plans and variable pay), but never more than 24 months of remuneration, unless required by local law.

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

Statement of Consideration of Shareholder Views

There are no comments in respect of directors’ remuneration expressed to the Company by shareholders. The last Annual General Meeting was held in April 2023.

Summary of Policy for Non-Executive Directors

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

The DRSU Plan provides a means for directors to accumulate a financial interest in the Company and to enhance Atlantica’s ability to attract and retain qualified individuals with the experience and ability to serve as directors. Pursuant to the DRSU Plan, the Company determines, and the directors shall agreed, that a percentage of their fees, starting on May 31, 2021, that would be irrevocably substituted for the grant of Deferred Restricted Stock Units.

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

None of the non-executive directors receive bonuses, long-term incentive awards, pension contributions or other benefits in respect of their services to the Company.

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

Directors and Key Management Compensation for 2023
$ thousand	2023	2022[2]
Short-term employee benefits	5,454.4	4,949.7
LTIP awards	1,868.3	4,639.8
One-off awards	-	1,212.3
Post-employment benefits	-	-
Other long-term benefits	-	-
Termination benefits[1]	-	-
Share-based payment	-	-
Total	7,322.7	10,801.8

Notes:
(1)
Mr. Trisic resigned from his position as non-independent non-executive Director of Atlantica on August 30, 2023. DRSUs granted to Mr. Trisic, (in lieu of fees), together with the dividend equivalents accumulated with respect to these DRSUs from April 6, 2022 until vesting were fully settled on August 30, 2023. The settlement of the dividend equivalents was made on at the basis of a price per share of $22.87 corresponding to the average price of the 5 days prior to August 30, 2023, the date of resignment. In total (for his DRSUs and dividend equivalent rights) Mr. Trisic received 8,435 shares ($193 thousand).

(2)	2022 short-term employee benefits have been revised to include the Directors benefits.

The table above includes compensation for the Directors of the Company, the CEO, the CFO and 5 key executives. Short-term employee benefits to management are paid in euros and have been converted to U.S. dollars using the average foreign exchange rate for each period.

The 2023 “LTIP Awards” figure includes share units vested in the year. The 2022 “LTIP Awards” and “One-off Awards” figures include share options and share units vested in the year. The vested options and share units have been included in the remuneration table above valued using the share price at the vesting date.

Directors’ Shareholding

The following table includes information with respect to beneficial ownership of our ordinary shares by each of our current directors and executive officers, as well as their connected persons as of the date of this annual report, in relation to any compensation paid and/or benefits granted by the Company.

Directors who do not receive remuneration from the Company are not required to comply with the minimum share ownership requirements as they do not receive remuneration from the Company.

Name(1)	Number of Shares	Number of Deferred Restricted Share Units(2)	Number of Share Units(3) subject to performance measures	Investment Value ($000’s)(4)	Minimum Share Ownership Requirement	Compliance With Policy(5)	Number of Share Options Vested Unexercised(6)	Share Options Not Vested(7)
William Aziz	2,500	-	-	54	3 times annual compensation	On track	-	-
Arun Banskota	-	-	-	-	3 times annual compensation	On track	-	-
Debora Del Favero	-	4,973	-	107	3 times annual compensation	On track	-	-
Brenda Eprile	13,000	-	-	280	3 times annual compensation	On track	-	-
Michael Forsayeth	2,500	7,770	-	221	3 times annual compensation	On track	-	-
Edward C. Hall	1,500	-	-	32	3 times annual compensation	On track	-	-
Santiago Seage	117,491	-	105,868	4,802	6 times fixed compensation	✔	84,389	24,948
Michael Woollcombe	5,000	23,311	-	609	3 times annual compensation	✔	-	-

Notes:
(1)	Mr. Farquhar, non-independent, non-executive Director, does not receive remuneration from the Company. Thus, he is not required to comply with minimum share ownership requirements.
(2)
The number of DRSUs includes accumulated cash dividend equivalent rights, corresponding to the dividends paid for one share in the period between the DRSU grant date and December 31, 2023, multiplied by the number of DRSUs outstanding on that date and divided by the share price of $21.50 as of December 31, 2023. The director shall not have any rights of a shareholder unless and until the DRSUs vest and are settled by the issuance of shares and dividend equivalent rights will not be payable until the DRSUs vest.

(3)	Unvested share units as of December 31, 2023. LTIP share units subject to 5% minimum Total Shareholder Return.
(4)	Assuming a share price of $21.50 as of December 31, 2023.
(5)
Mr. Aziz, Ms. Del Favero, Ms. Eprile, Mr. Forsayeth, Mr. Seage and Mr. Woollcombe have a 5-year window starting in May 2021 to comply with this policy. Mr. Hall has a 5-year window starting in August 2022 and Mr. Banskota has a 5-year window starting in August 2023.

(6)	Share options granted in 2021 (49,895) and share options granted in 2020 (34,494) were underwater as of December 31, 2023 were underwater as of December 31, 2022.
(7)	Share options awarded in 2020 and 2021 under the LTIP (84,389). These share options have not vested as of December 31, 2023.

C.	Board Practices

Our Board of Directors consists of nine directors, six of whom are independent. Under our articles of association, our board may consist of 7 to 13 members. All the Board Committees are formed exclusively by independent directors. Additionally, our articles of association established an office term of up to 3 years or less, as decided by the Board. In December 2020, the Board decided to establish a 1-year term for all the directors requiring directors to be appointed until the next Annual General Meeting. After this period, our board members are eligible for reelection by the Annual General Meeting, which will be held on April 15, 2024.

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

The duties and functions of our Nominating and Corporate Governance Committee include, among others, regularly reviewing the structure, size and composition (including the skills, knowledge, experience and diversity) of the Board of Directors and make recommendations to the Board of Directors with regard to any changes, and keep under review corporate governance rules, developments and best practices (including ethics-related matters) that might affect us, with the aim of ensuring that our corporate governance policies and practices continue to be in line with best practices. Our Nominating and Corporate Governance Committee meets at least twice a year at appropriate intervals in the financial reporting and audit cycle and otherwise as required. The committee informs and makes proposals to the Board of Directors.

Compensation Committee

Our Compensation Committee comprises the following two members, each of whom is an independent director.

Name	Position
William Aziz	Chair
Debora Del Favero	Member
Edward C. Hall	Member

The duties and functions of our Compensation Committee include, among others, analyze, discuss and make recommendations to the Board of Directors regarding the setting of the remuneration policy for all directors as well as senior management, including pension rights and any compensation. The Compensation Committee meets at least twice a year at appropriate intervals in the financial reporting and audit cycle and otherwise as required. The Compensation Committee informs and makes proposals to the Board of Directors. Mr. Hall was appointed as a member of the Compensation Committee on February 3, 2023.

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

D.	Employees

The following table shows the number of employees as of December 31, 2023, 2022 and 2021, on a consolidated basis:

	Year ended December 31,
Geography	2023	2022	2021
North America	331	312	308
South America	97	93	68
EMEA	796	443	166
Corporate	142	130	115
Total	1,366	978	658

The increase in the number of employees in the last two years was mainly due to the internalization of the O&M services at Kaxu and at our solar assets in Spain in 2022 and 2023.

We refer to “Item 4.B-Business Overview-Environmental and Social Information-Employees” for information regarding the relationship between management and labor unions.

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

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

The Company, during or after the last completed fiscal year, was not required to prepare an accounting restatement that required erroneously awarded compensation.

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

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. It includes the sole or shared power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this annual report, including through the exercise of any option or other right and the vesting of restricted shares. These shares, however, are not included in the computation of the percentage ownership of any other person. The calculations of percentage ownership in the table below is based on 116,159,054 ordinary shares outstanding as of the date of this annual report.

Name	Ordinary Shares Beneficially Owned	Deferred Restricted Share Units (2)	Share Units (3)	Percentage
Directors and Officers
William Aziz	2,500	-	-	-
Arun Banskota	-	-	-	-
Debora Del Favero	-	4,973	-	-
Brenda Eprile	13,000	-	-	-
Michael Forsayeth	2,500	7,770	-	-
Edward C. Hall	1,500	-	-	-
Santiago Seage	117,491	-	105,868	-
Michael Woollcombe	5,000	23,310	-	-

5% Beneficial Owner
Algonquin (AY Holdco) B.V. (1)	48,962,925	-	-	42.2%
Notes:
(1)
This information is based on the Schedule 13D filed on May 10, 2022 by Algonquin Power & Utilities Corp., a corporation incorporated under the laws of Canada, Algonquin (AY Holdco) B.V., a corporation incorporated under the laws of the Netherlands, and Liberty (AY Holdings) B.V., a corporation incorporated under the laws of the Netherlands and our outstanding shares as of December 31, 2023.

(2)
The number of DRSUs includes accumulated cash dividend equivalent rights, corresponding to the dividends paid for one share in the period between the DRSU grant date and December 31, 2023, multiplied by the number of DRSUs on that date and divided by the share price of $21.50 as of December 31, 2023. The director shall not have any rights of a shareholder unless and until the DRSUs vest and are settled by the issuance of shares, and the dividend equivalent rights will not be payable until the DRSUs vest.

(3)	Non-vested Share Units as of December 31, 2023. LTIP share units subject to 5% minimum Total Shareholder Return.

We have one class of ordinary shares, and each holder of our ordinary shares is entitled to one vote per share.

As of the date of this annual report, 116,159,054 of our ordinary shares were outstanding. Because some of our ordinary shares are held by brokers and other nominees, the number of shares held by and the number of beneficial holders with addresses in the United States is not fully ascertainable. As of the date of this annual report, to the best of our knowledge, one of our shareholders of record was located in the United States and held in the aggregate 108,753,745 ordinary shares representing approximately 93.6% of our outstanding shares. However, the United States shareholders of record include Cede & Co., which, as nominee for The Depositary Trust Company, is the record holder of all such ordinary shares. Accordingly, we believe that the shares held by Cede & Co. include ordinary shares beneficially owned by both United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States.

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

ROFO Agreements

Pursuant to the ROFO Agreements, Algonquin and Liberty GES granted us a right of first offer on any proposed sale, transfer or other disposition of the contracted assets or proposed contracted assets described thereunder, with certain exceptions and subject to the conditions and procedures set out in such agreement. Specifically, the Algonquin ROFO Agreements is applicable with respect to any assets located outside of the United States or Canada.

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

In July 2021 we acquired from Algonquin two solar projects which were under development at that time, La Tolua and Tierra Linda, both of which started operations in the first quarter of 2023.

In January 2024, we acquired from Liberty GES two PV projects in advanced development stage in Southern Spain with approximately 90 MW of combined generation capacity. The acquisition of land and interconnection are secured and the process for permits is well advanced. The projects were acquired in exchange for assuming the necessary guarantees, at no additional cost.

Given the fact that in the last five years we have only closed these acquisitions under the ROFO Agreements and given that to the best of our knowledge Algonquin’s pipeline outside Canada and the U.S. is limited, we do not currently expect these ROFO Agreements to be a material source of growth for us going forward.

ATM Plan Letter Agreement

In relation to our current ATM program established pursuant to the Distribution Agreement, we have an agreement with Algonquin, pursuant to which we will offer Algonquin the right but not the obligation, on a quarterly basis, to purchase a number of ordinary shares to maintain its percentage interest in Atlantica at the average price of the shares sold under the Distribution Agreement in the previous quarter, adjusted for any dividends, distributions, reorganizations or business combinations or similar transactions as if the portion of such shares equivalent to the portion of the shares issued under the ATM prior to the record date had also been issued to Algonquin prior to the record date with respect to such event. In the event that Algonquin exercises such right, subject to certain conditions further described in the ATM Plan Letter Agreement, including that a material adverse effect in relation to the Company shall not have occurred, we and Algonquin will enter into a subscription agreement with a settlement date no earlier than three business days and no later than one hundred and eighty days from Algonquin’s notice that it is subscribing for the ordinary shares.

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

Furthermore, the Shareholders Agreement was subsequently amended to allow Algonquin to increase its shareholding in Atlantica up to a 48.5% without any change in corporate governance. Algonquin’s voting rights and rights to appoint directors are still limited to a 41.5% and the additional shares (the difference between the actual shares beneficially owned by Algonquin and shares representing a 41.5% voting rights) will vote replicating non-Algonquin’s shareholder’s vote.

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

As of December 31, 2023, our dividend payout objective was 80%. This objective can be modified by our Board of Directors in the future.

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

AYES Shareholder Agreement

On May 24, 2019, Atlantica and Algonquin formed AYES Canada, a vehicle to channel co-investment opportunities in which Atlantica holds the majority of voting rights. AYES Canada’s first investment was in Amherst Island, a 75 MW wind plant in Canada owned by the project company Windlectric, Inc. (“Windlectric”). Atlantica invested $4.9 million and Algonquin invested $92.3 million, both through AYES Canada, which in turn invested those funds in Amherst Island Partnership, the holding company of Windlectric. Since Atlantica has control over AYES Canada under IFRS 10 “Consolidated Financial Statements”, its Consolidated Financial Statements show a total investment in the Amherst Island project which was initially $97.2 million, accounted for as “Investments carried under the equity method” (Note 7 of the 2020 Consolidated Financial Statements) and Algonquin’s portion of that investment which was initially $92.3 million and was recorded as “Non-controlling interest”. In addition, and under certain circumstances considered remote by both companies, Atlantica and Algonquin have options to convert shares of AYES Canada currently owned by Algonquin into Atlantica ordinary shares in exchange for a higher stake in the plant, subject to the provisions of the standstill and enhanced collaboration agreements with Algonquin.

Code of Conduct

We have a code of conduct applicable to all directors, officers and employees of Atlantica and our subsidiaries. The Code of Conduct is available on our website at www.atlantica.com, is communicated to all employees and is reviewed at least annually. All employees acknowledge and sign the Code of Conduct annually.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

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

The table below included our historical quarterly dividends since the beginning of 2021:

Declared	Record	Payable	Amount ($) per share
February 29, 2024	March 12, 2024	March 22, 2024	0.445
November 7, 2023	November 30, 2023	December 15, 2023	0.445
July 31, 2023	August 31, 2023	September 15, 2023	0.445
May 4, 2023	May 31, 2023	June 15, 2023	0.445
February 28, 2023	March 14, 2023	March 25, 2023	0.445
November 8, 2022	November 30, 2022	December 15, 2022	0.445
August 2, 2022	August 31, 2022	September 15, 2022	0.445
May 5, 2022	May 31, 2022	June 15, 2022	0.44
February 25, 2022	March 14, 2022	March 25, 2022	0.44
November 9, 2021	November 30, 2021	December 15, 2021	0.435
July 30, 2021	August 31, 2021	September 15, 2021	0.43
May 4, 2021	May 31, 2021	June 15, 2021	0.43
February 26, 2021	March 12, 2021	March 22, 2021	0.42

We declared our first quarterly dividend in November 2014 and paid it on December 15, 2014. Recently, on February 29, 2024, our Board of Directors approved a dividend of $0.445 per share corresponding to the fourth quarter of 2023, which is expected to be paid on March 22, 2024.

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

Our Ability to Grow our Business and Dividend

We intend to grow our business through the development and construction of projects including expansion and repowering opportunities, as well as greenfield development, third-party acquisitions and the optimization of the existing portfolio. We believe this will facilitate the growth of our cash available for distribution and enable us to increase our dividend per share over time.

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

See “Item 4.B—Business Overview,” “Item 5.B— Operating and Financial Review and Prospects—Liquidity and Capital Resources—Corporate debt agreements”.

D.	Exchange Controls

See “Item 5.A—Operating and Financial Review and Prospects—Operating Results—Factors Affecting the Comparability of Our Results of Operations—Regulation.”

E.	Taxation

Material UK Tax Considerations

The following is a general summary of material UK tax considerations relating to the ownership and disposal of our shares. The comments set out below are based on current UK tax law as applied in England and Wales and HM Revenue & Customs (“HMRC”) published practice (which may not be binding on HMRC) as at the date of this summary, both of which are subject to change, possibly with retrospective effect. They are intended as a general guide and, save where expressly stated otherwise apply to you only if you are a “U.S. Holder” (as defined in the section below entitled “—U.S. Federal Income Tax Considerations”) and if:

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

Depositary Receipt Systems and Clearance Services

No stamp duty, or SDRT, will arise on the issue of shares to a clearance service or depositary receipt system by Atlantica Sustainable Infrastructure.

Where our shares are transferred (i) to, or to a nominee or an agent for, a person whose business is or includes the provision of clearance services or (ii) to, or to a nominee or an agent for, a person whose business is or includes issuing depositary receipts, stamp duty or SDRT will be payable unless an exemption applies. If stamp duty or SDRT is payable, it is generally charged at the higher rate of 1.5% of the amount or value of the consideration given or, in certain circumstances, the value of the shares. Relevant exemptions include those relating to capital-raising arrangements or qualifying listing arrangements. The application of such exemptions is fact-specific and so holders of our shares should accordingly seek their own advice before paying or accepting such a charge.

There is an exception from the 1.5% charge on the transfer to, or to a nominee or agent for, a clearance service where the clearance service has made and maintained an election under section 97A(1) of the Finance Act 1986, which has been approved by HMRC. In these circumstances, stamp duty or SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer (or, in certain circumstances and if it is higher, the market value of the relevant shares) will arise on any transfer of our shares into such an account and on subsequent agreements to transfer such shares within such account. It is our understanding that DTC has not made an election under section 97A(1) of the Finance Act 1986.

Except in relation to clearance services that have made and maintained an election under Section 97A(1) of the Finance Act 1986 (to which the special rules outlined above apply), no stamp duty or SDRT is payable in respect of transfers or agreements to transfer within clearance services or depositary receipt systems. Accordingly, no stamp duty or SDRT should, in practice, be required to be paid in respect of transfers or agreements to transfer our shares within the facilities of The Depository Trust Company, or DTC.

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

This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of that holder’s particular circumstances or that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax law, such as: insurance companies; tax-exempt organizations; banks and other financial institutions; pension plans; cooperatives; real estate investment trusts; dealers in securities or currencies; traders that elect to use a mark-to-market method of accounting; certain former U.S. citizens or long-term residents; persons holding shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes; persons who acquire shares pursuant to any employee share option or otherwise as compensation; persons holding shares through an individual retirement account or other tax-deferred account; persons who actually or constructively own 10% or more of our stock (by vote or value); persons whose functional currency is not the U.S. dollar; partnerships or other entities or arrangements subject to tax as partnerships for U.S. federal income tax purposes or persons holding shares through such entities; or persons that carry on a trade, business or vocation in the United Kingdom through a branch, agency or permanent establishment to which the shares are attributable.

If a partnership (or other entity or arrangement subject to tax as a partnership for U.S. federal income tax purposes) is a beneficial owner of shares, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership for U.S. federal income tax purposes that holds shares and its partners should consult their tax advisors regarding an investment in the shares.

In addition, this summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift, or alternative minimum tax considerations, or the Medicare tax on certain net investment income.

Taxation of distributions on the shares

The gross amount of any distributions received by a U.S. Holder on shares will generally be subject to tax as dividends to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), and will be includible in the gross income of a U.S. Holder on the day actually or constructively received. Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code. The following discussion assumes that any dividends will be paid in U.S. dollars. We intend to calculate our earnings and profits in accordance with U.S. federal income tax principles. If distributions exceed our current and accumulated earnings and profits, such excess distributions will generally constitute a return of capital to the extent of a U.S. Holder’s tax basis in its shares and will result in a reduction of such tax basis. To the extent such excess exceeds a U.S. Holder’s tax basis in its shares, such excess will generally be subject to tax as capital gain.

Individuals and other non-corporate U.S. Holders of shares may be eligible for reduced rates of taxation if the dividends are “qualified dividend income.” Distributions received by a U.S. Holder on shares will generally be qualified dividend income if: (i) the shares on which the distribution are paid are readily tradable on an established securities market in the United States (such as NASDAQ Global Select Market, where our shares are listed), (ii) certain holding period requirements are satisfied, and (iii) we are not classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. As discussed below under “—Passive foreign investment company rules,” although there can be no assurance that we were not and will not be considered a PFIC for any taxable year, we do not believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended December 31, 2023, and do not anticipate becoming a PFIC for the current taxable year or in any future taxable year. There can be no assurance, moreover, that the shares will be considered readily tradable on an established securities market in the current year or in future years. Individuals and other non-corporate U.S. Holders should consult their tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at these favorable rates.

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

Taxation upon sale or other disposition of shares

A U.S. Holder will generally recognize a capital gain or loss on the sale or other disposition of the shares, which will generally be long-term capital gain or loss if the U.S. Holder’s holding period for the shares is more than one year at the time of disposition. The amount of the U.S. Holder’s gain or loss will generally be equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the shares. Individuals and certain other non-corporate U.S. Holders will generally be subject to U.S. federal income tax on net long-term capital gains at a lower rate than the rate applicable to ordinary income. The deductibility of a capital loss may be subject to limitations.

Any gain or loss recognized by a U.S. Holder on the sale or other disposition of the shares will generally be treated as U.S.-source gain or loss for U.S. foreign tax credit purposes, which may limit the ability to claim the foreign tax credit in respect of non-U.S. taxes imposed on the sale or other disposition of the shares. The rules governing the U.S. foreign tax credit are complex and the application thereof depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit in their particular circumstances.

Passive foreign investment company rules

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is generally categorized as a passive asset and the company’s unbooked intangibles associated with active business activity are taken into account as a non-passive asset. We will be treated as owning a proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly, indirectly or constructively, 25% or more (by value) of the stock.

Based on our income and assets, and the value of our shares, we do not believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended December 31, 2023, and do not anticipate becoming a PFIC for the current taxable year or foreseeable future taxable years. Nevertheless, because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and assets, there can be no assurance that we were not a PFIC for the taxable year ended December 31, 2023, or will not be a PFIC for the current taxable year or in any future taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash, our risk of becoming classified as a PFIC may substantially increase. In addition, because we have valued our goodwill based on the market value of our shares, a decrease in the market value of our shares may also result in our becoming a PFIC.

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

In addition, because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the general tax treatment for PFICs described above with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

Foreign financial asset reporting

A U.S. Holder may be required to report information relating to an interest in the shares, generally by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with the U.S. Holder’s federal income tax return. A U.S. Holder may also be subject to significant penalties if the U.S. Holder is required to report such information and fails to do so. U.S. Holders should consult their tax advisors regarding information reporting obligations, if any, with respect to the ownership and disposition of the shares.

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

Our SEC filings are available to you on the SEC’s website at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this report. We also make available on our website free of charge, our annual reports on Form 20-F and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.atlantica.com. The information on that website is not part of this report.

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

I.	Subsidiaries Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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
Foreign exchange risk
We are exposed to foreign currency risk – including euro, Canadian dollar, South African rand, Colombian peso and Uruguayan peso – related to operations and certain foreign currency debt.

Our presentation currency and the functional currency of most of our subsidiaries is the U.S. dollar, as most of our revenue and expenses are denominated or linked to U.S. dollars.

All our companies located in North America, with the exception of Calgary, whose revenue is in Canadian dollars, and most of our companies in South America have their revenue and financing contracts signed in or indexed totally or partially to U.S. dollars. Our solar power plants in Europe have their revenue and expenses denominated in euros; Kaxu, our solar plant in South Africa, has its revenue and expenses denominated in South African rand, our solar plants in Colombia, have their revenue and expenses denominated in Colombian pesos and Albisu, our solar plant in Uruguay, has its revenue denominated in Uruguayan pesos, with a maximum and a minimum price in US dollars.

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

To further mitigate this exposure, our strategy is to hedge cash distributions from our assets in Europe. We hedge the exchange rate for the net distributions in euros (after deducting interest payments and general and administrative expenses in euros). Through currency options, we have hedged 100% of our euro-denominated net exposure for the next 12 months and 75% of our euro-denominated net exposure for the following 12 months. We expect to continue with this hedging strategy on a rolling basis. If the difference between the euro/U.S. dollar hedged rate for the year 2024 and the current rate was reduced by 5%, it would create a negative impact on cash available for distribution of approximately $4 million. This amount has been calculated as the average net euro exposure expected for the years 2024 to 2027 multiplied by the difference between the average hedged euro /U.S. dollar rate for 2024 and the euro/U.S. dollar rate as of the date of this annual report reduced by 5%.

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

Interest rate risk arises mainly from our financial liabilities at variable interest rates (less than 10% of our consolidated debt currently). Interest rate risk may also arise in the future when we refinance our corporate debt, since interest rates at the moment of refinancing may be higher than current interest rates in our existing facilities.

The most significant impact on our Annual Consolidated Condensed Interim Financial Statements related to interest rates corresponding to the potential impact of changes in EURIBOR or SOFR on the debt with interest rates based on these reference rates and on derivative positions.

In relation to our interest rate swaps positions, an increase in EURIBOR or SOFR above the contracted fixed interest rate would create an increase in our financial expense which would be positively mitigated by our hedges, reducing our financial expense to our contracted fixed interest rate. However, an increase in EURIBOR or SOFR that does not exceed the contracted fixed interest rate would not be offset by our derivative position and would result in a stable net expense recognized in our consolidated income statement.

In relation to our interest rate options positions, an increase in EURIBOR, or SOFR above the strike price would result in higher interest expenses, which would be positively mitigated by our hedges, reducing our financial expense to our capped interest rate. However, an increase in these rates of reference below the strike price would result in higher interest expenses.

Our assets largely consist of long duration physical assets, and financial liabilities consist primarily of long-term fixed-rate debt or floating-rate debt that has been swapped to fixed rates with interest rate financial instruments to minimize the exposure to interest rate fluctuations.

We use interest rate swaps and interest rate options (caps) to mitigate interest rate risk. As of December 31, 2023, approximately 93% of our consolidated debt has fixed rates or is hedged. As of that same date, 92% of our project debt and approximately 94% of our corporate debt either has fixed interest rates or has been hedged with swaps or caps. Our revolving credit facility has variable interest rates and is not hedged as further described in “Item 5.B— Operating and Financial Review and Prospects—Liquidity and Capital Resources— Corporate debt agreements—Revolving Credit Facility”;

In the event that EURIBOR or SOFR had risen by 25 basis points as of December 31, 2023, with the rest of the variables remaining constant, the effect in the consolidated income statement would have been a loss of $0.7 million (a loss of $1.3 million in 2022) and a gain in hedging reserves of $17.6 million ($18.4 million in 2022). The increase in hedging reserves would be mainly due to an increase in the fair value of interest rate swaps designated as hedges.

Credit risk
We are exposed to credit risk mainly from operating activities, the maximum exposure of which is represented by the carrying amounts reported in the statements of financial position. We are exposed to credit risk if counterparties to our contracts, trade receivables, interest rate swaps, or foreign exchange hedge contracts are unable to meet their obligations.

The credit rating of Eskom is currently B from S&P, B2 from Moody’s and B from Fitch. Eskom is the off-taker of our Kaxu solar plant, a state-owned, limited liability company, wholly owned by the Republic of South Africa.

In addition, Pemex’s credit rating is currently BBB from S&P, B3 from Moody’s and B+ from Fitch. We have experienced delays in collections from Pemex, especially since the second half of 2019, which have been significant in certain quarters, including in the fourth quarter of 2023.

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

In the case of Pemex, we continue to maintain a proactive approach including fluent dialogue with our client.

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

As of December 31, 2023, we had $411.1 million liquidity at the corporate level, comprised of $33.0 million of cash on hand at the corporate level and $378.1 million available under our Revolving Credit Facility.

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

Electricity price risk
We currently have three assets with merchant revenues (Chile PV 1 and Chile PV 3, where we have a 35% ownership, and Lone Star II, where we have a 49% ownership) and one asset with partially contracted revenues (Chile PV 2, where we have a 35% ownership). Due to low electricity prices in Chile, the project debts of Chile PV 1 and 2 are under an event of default as of December 31, 2023 and as of the date of this annual report. Chile PV 1 was not able to maintain the minimum required cash in its debt service reserve account as of December 31, 2023 and did not make its debt service payment in January. In addition, in October 2023, Chile PV 2 did not make its debt service payment. This asset obtained additional financing from the banks and made the debt service payment in December, although it was not able to fund its debt service reserve account subsequently. As a result, although we do not expect an acceleration of the debt to be declared by the credit entities, as of December 31, 2023 Chile PV 1 and 2 did not have an unconditional right to defer the settlement of the debt for at least twelve months and the project debt was classified as current in our Annual Consolidated Financial Statements. We are in conversations with the banks, together with our partner, regarding a potential waiver. The value of the net assets contributed by Chile PV 1&2 to the Annual Consolidated Financial Statements, excluding non-controlling interest, was close to zero as of December 31, 2023 (see “Item 4—Information on the Company—Our Operations”). In addition, in several of the jurisdictions in which we operate including Spain, Chile and Italy we are exposed to remuneration schemes which contain both regulated incentives and market price components. In such jurisdictions, the regulated incentive or the contracted component may not fully compensate for fluctuations in the market price component, and, consequently, total remuneration may be volatile.

We manage our exposure to electricity price risk by ensuring that most of our revenues are not exposed to fluctuations in electricity prices. As of December 31, 2023, assets with merchant exposure represent less than a 2% of our portfolio in terms of Adjusted EBITDA. Regarding regulated assets with exposure to electricity market prices, these assets have the right to receive a “reasonable rate of return” (see “Item 4—Information on the Company— Regulation”). As a result, fluctuations in market prices may cause volatility in results of operations and cash flows, but it should not affect the net value of these assets.

In addition, operating costs in certain of our existing or future projects depend to some extent on market prices of electricity used for self-consumption.
Country risk	We consider that Algeria and South Africa, which represent a small portion of the portfolio in terms of cash available for distribution, are the geographies with a higher political risk profile.
Most of the countries in which we have operations are OECD countries.

In 2019, we entered into a political risk insurance policy with the Multinational Investment Guarantee Agency for Kaxu. The insurance provides protection for breach of contract up to $47.0 million in the event that the South African Department of Mineral Resources and Energy does not comply with its obligations as guarantor. We also have a political risk insurance policy in place for two of our assets in Algeria for up to $35.8 million, including two years of dividend coverage. These insurance policies do not cover credit risk.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15 (e) under the Exchange Act) as of December 31, 2023. There are inherent limitations to the effectiveness of any control system, including disclosure controls and procedures.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013). Based on this assessment, management concluded that, as of December 31, 2023, its internal control over financial reporting was effective based on those criteria.

Our internal control over financial reporting as of December 31, 2023, has been audited by Ernst & Young S.L., an independent registered public accounting firm, as stated in their report which follows below.

(c)	Attestation Report of the Independent Registered Public Accounting Firm

The report of Ernst & Young, S.L., our Independent Registered Public Accounting Firm (“EY”), on our internal control over financial reporting is included herein at page F-2 of our Annual Consolidated Financial Statements.

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

Our Board of Directors adopted a code of conduct for our employees, officers and directors to govern their relations with current and potential customers, fellow employees, competitors, government and self-regulatory agencies, the media, and anyone else with whom we have contact. Our code of conduct is publicly available on our website at www.atlantica.com and it is under review on yearly basis. We will provide any person, free of charge, a copy of our code of ethics upon written request to our registered office.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees billed by our principal accountants, Ernst & Young, S.L. classified by type of service rendered in 2023:

	EY	Other Auditors	Total
	($ in thousands)
Audit Fees	1,954	105	2,059
Audit-Related Fees	70	-	70
Tax Fees	344	-	344
Total	2,368	105	2,473

The following table provides information on the aggregate fees billed by our principal accountants, EY classified by type of service rendered in 2022:

	EY	Other Auditors	Total
	($ in thousands)
Audit Fees	1,643	295	1,938
Audit-Related Fees	422	-	422
Tax Fees	502	-	502
Total	2,567	295	2,862

“Audit Fees” are the aggregate fees billed for professional services in connection with the audit of our Annual Consolidated Financial Statements, quarterly reviews of our interim financial statements and statutory audits of our subsidiaries’ financial statements under the rules of England and Wales and the countries in which our subsidiaries are organized.

“Audit-Related Fees” include fees charged for services that can only be provided by our auditor, such as consents and comfort letters of non-recurring transactions, assurance and related services that are reasonably related to the performance of the audit or review of our financial statements. Fees paid during 2023 and 2022 related to comfort letters and consents required for capital market transactions of our largest shareholder are also included in this category ($25 thousand and $204 thousand in 2023 and 2022 respectively). These fees were re-invoiced and paid by our largest shareholder.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.	CYBERSECURITY

1.	Risk Management Strategy
Atlantica regularly assesses risks from cybersecurity threats, monitors its information systems for potential vulnerabilities and tests those systems pursuant to the Company’s cybersecurity policies, processes and practices, which are integrated into the Company’s overall risk management system. This integration ensures that cybersecurity considerations are evaluated alongside other business risks, such as financial, operational, or legal. This integration ensures that cybersecurity is not treated in isolation but is seen as a critical aspect of the company’s risk management.

The continuous monitoring and identification of significant cybersecurity risks and threats leads to the design of what we believe are efficient action plans to prevent and mitigate cybersecurity risks and threats. This approach is aligned with Atlantica’s general risk management strategy, which ensures a proactive approach towards risk mitigation.

The design and implementation of Atlantica’s company-wide cybersecurity strategic, policy, standards, architecture, and processes are the responsibility of our IT team, which includes our Head of IT, with approximately 25 years of experience in information security, and a dedicated IT Security Manager with more than 10 years of experience in information security.

We engage external IT suppliers to manage some aspects of IT security under the supervision of our IT Security Manager and certify our information security management system through a recognized audit firm in accordance with ISO 27001 “Information security – Security techniques – Information Security Management System”, ensuring comprehensive evaluation and compliance. Additionally, we perform an annual “red team” exercise conducted by experienced cybersecurity specialists from a third party.

To protect Atlantica’s information systems from cybersecurity threats, the Company uses various security tools that help the Company identify, escalate, investigate, resolve and recover from security incidents in a timely manner. We have preventive, detective, and reactive controls in-place to avoid and/or mitigate damage or failure to our plants that could lead to business disruption.

Our cybersecurity risk management program is aligned with internal and external audit recommendations, international standards, industry standards and best practices such as international standard ISO 31000 “Risk Management”, ISO 27005 “Guidance on managing information security risks” and National Institute of Standards and Technology (NIST) Special Publication 800-30 “Guide for Conducting Risk Assessments” that provide guidelines and principles for information technology security risk management.

These standards follow a risk-based approach to cybersecurity threats which involves conducting regular risk assessments to identify potential cybersecurity threats and vulnerabilities, followed by the implementation of controls to mitigate these risks. Our cyber security risk management system is dynamic, it is continually reviewed and updated to respond to new security challenges and advancements in technology.

2.	Cybersecurity Governance
Board’s Role

The Board is responsible for the effective oversight of the Company’s strategy and performance, financial reporting, corporate governance process, and internal control and risk management framework, including cybersecurity. The Audit Committee oversees the Company’s risk management program, which focuses on the most significant risks the Company faces in the short-, intermediate-, and long-term timeframe. Audit Committee meetings include discussions of specific risk areas throughout the year, including, among others, those relating to cybersecurity, and reports from the Head of Risks on the Company’s enterprise risk profile on an annual basis. The Board of Directors is informed at least twice a year on the company’s cybersecurity strategy, risk assessment, and measures and systems to securely protect and safeguard Atlantica’s information.

Management Role

Atlantica relies on certified employees for its security risk assessment, such as Certified Information System Auditor (CISA by ISACA), Certified Information Security Manager (CISM by ISACA), ISO 27001 Lead Auditor and ISO 27001 Lead Implementer.

At the management level, our Head of IT, with approximately 25 years of experience in information security, is responsible for defining Atlantica’s cybersecurity strategy. The Head of IT reports to the Chief Financial Officer (CFO) and is a member of both the Management Committee and the Compliance Management Committee. The Chief Executive Officer, the Chief Financial Officer, and the Head of IT review Atlantica’s cybersecurity at least on a monthly basis.

Our IT Security Committee is chaired by the Head of IT and also includes our IT Security Manager, and other IT managers relevant for this purpose. This committee meets weekly to review and update potential threats, the most recent trends in cyber-attacks, the progress in implementing action plans, and the evaluation of possible opportunities for further improvement.

Atlantica recognizes the critical importance of training employees as part of its cybersecurity risk management strategy. We conduct an annual cybersecurity awareness training program, tailored sessions on specific topics are organized for selected roles and internal phishing exercises to assess the awareness level of our employees.

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

2.1	Description of Securities Registered under Section 12 of the Exchange Act.

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

4.6
Fifth Amendment to Credit and Guaranty Agreement, dated December 3, 2020 (incorporated by reference from Exhibit 4.20 from Atlantica Sustainable Infrastructure plc’s Form 20-F, as amended, filed with the SEC on February 28, 2022 – SEC File No. 001-36487).

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

4.9
Eighth Amendment to Credit and Guaranty Agreement, dated May 30, 2023 (incorporated by reference from Exhibit 4.24 from Atlantica Sustainable Infrastructure plc’s Form 6-K filed with the SEC on May 31, 2023 – SEC File No. 001-36487).

4.10
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

4.15
Note Purchase Agreement, dated March 20, 2020, between Atlantica Sustainable Infrastructure plc (formerly known as Atlantica Yield plc) and a group of institutional investors as purchasers of the notes issued thereunder (incorporated by reference from Exhibit 4.20 from Atlantica Sustainable Infrastructure plc’s Form 6-K filed with the SEC on May 7, 2020 – SEC File No. 001-36487).

4.16
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

4.20
Amendment No. 1 to Note Issuance Facility Agreement, dated March 30, 2021. (incorporated by reference from Exhibit 4.22 from Atlantica Sustainable Infrastructure plc’s Form 20-F, as amended, filed with the SEC on February 28, 2022 – SEC File No. 001-36487).

4.21
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

4.22
Distribution Agreement, dated February 28, 2022, between the Company and BofA Securities Inc., MUFG Securities Americas Inc., and RBC Capital Markets LLC (incorporated by reference from Exhibit 1.1 from Atlantica Sustainable Infrastructure plc’s Form 6-K filed with the SEC on February 28, 2022 – SEC File No. 001-36487).

4.23
Amendment Agreement to the Distribution Agreement, dated May 9, 2022 (incorporated by reference from Exhibit 1.1 from Atlantica Sustainable Infrastructure plc’s Form 6-K filed with the SEC on May 9, 2022 – SEC File No. 001-36487).

4.24
ATM Plan Letter Agreement, dated August 3, 2021, between Atlantica Sustainable Infrastructure plc and Algonquin Power & Utilities Corp (incorporated by reference from Exhibit 4.29 from Atlantica Sustainable Infrastructure plc’s Form 6-K filed with the SEC on August 3, 2021 – SEC File No. 001-36487).

8.1	Subsidiaries of Atlantica Sustainable Infrastructure plc.

12.1	Certification of Santiago Seage, Chief Executive Officer of Atlantica Sustainable Infrastructure plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Francisco Martinez-Davis, Chief Financial Officer of Atlantica Sustainable Infrastructure plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of EY.

97.1	Compensation (Clawback) Recovery Policy.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 1 on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 1, 2024

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

By:	/s/ Santiago Seage
	Name:	Santiago Seage
	Title:	Chief Executive Officer

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

By:	/s/ Francisco Martinez-Davis
	Name:	Francisco Martinez-Davis
	Title:	Chief Financial Officer

 ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC
 INDEX TO FINANCIAL STATEMENTS

Annual Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

Report of Ernst and Young, S.L. (PCAOB ID 1461)	F-1
Consolidated statements of financial position as of December 31, 2023 and 2022	F-4
Consolidated income statements for the years ended December 31, 2023, 2022 and 2021	F-6
Consolidated financial statements of comprehensive income for the years ended December 31, 2023, 2022 and 2021	F-7
Consolidated statements of changes in equity for the years ended December 31, 2023, 2022 and 2021	F-8
Consolidated cash flow statements for the years ended December 31, 2023, 2022 and 2021	F-11
Notes to the annual consolidated financial statements	F-13
Appendix I: Entities included in the Group as subsidiaries as of December 31, 2023 and 2022	F-57
Appendix II: Investments recorded under the equity method as of December 31, 2023 and 2022	F-59
Appendix III-1 and Appendix III-2: Assets subject to the application of IFRIC 12 interpretation based on the concession of services as of December 31, 2023 and 2022	F-61
Appendix IV: Additional Information of Subsidiaries including material Non-controlling interest as of December 31, 2023 and 2022	F-66

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Atlantica Sustainable Infrastructure, PLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Atlantica Sustainable Infrastructure, PLC (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 29, 2024, expressed an unqualified opinion thereon.

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

Recoverability assessment of contracted concessional, PP&E and other intangible assets

Description of the Matter
As described in Note 6 to the consolidated financial statements, the Company includes “contracted concessional, PP&E and other intangible assets” amounting to $7,204 million at December 31, 2023. Revenue derived from the Company’s contracted concessional, PP&E and other intangible assets are primarily governed by power purchase agreements (“PPAs”) with the Company’s customers or by the applicable energy market regulations of each country, mainly in Spain and Chile.
As described in Note 2 to the consolidated financial statements, the Company reviews its contracted concessional assets, PP&E and other intangible assets for impairment indicators whenever events or changes in circumstances indicate that the carrying amounts of the assets or group of assets may not be recoverable, or previous impairment losses are no longer adequate. As discussed in Note 6, management identified triggering events at two Chilean assets (Chile PV1 and Chile PV2) and as a result, a $16 million impairment charge was recorded in 2023 for Chile PV1 and no impairment for Chile PV2.
Auditing the Company’s recoverability assessment of contracted concessional, PP&E and other intangible assets involves significant judgment in determining whether impairment indicators existed and, if an indicator exists, in the assumptions used by management in the determination of whether an impairment should be recorded or reversed. The main inputs considered when evaluating for impairment indicators include the performance of the assets versus budget, changes in applicable regulations and estimates of future electricity prices. The significant assumptions which required substantial judgement or estimation used in management’s impairment calculation are discount rates and projections considering real data based on contract terms and projected changes in both selling prices and costs.

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
As part of our impairment test audit procedures, we assessed the appropriateness of the main inputs used in the cash ﬂow projections, by, for example, comparing future price estimates versus prior year future estimates. For the discount rate, we involved our valuation specialists to assist us in developing independent estimates for a range of discount rates, which we compared to those used by the Company.
We assessed the adequacy of the related disclosures in the Company’s consolidated financial statements, including the sensitivity analysis on electricity prices and discount rate assumptions.

/s/ ERNST & YOUNG, S.L.
We have served as the Company’s auditor since 2019
Madrid, Spain
February 29, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Atlantica Sustainable Infrastructure PLC:

Opinion on Internal Control Over Financial Reporting

We have audited Atlantica Sustainable Infrastructure PLC’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Atlantica Sustainable Infrastructure PLC (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2023 consolidated financial statements of the Company and our report dated February 29, 2024, expressed an unqualified opinion thereon.

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

/s/ ERNST & YOUNG, S.L.
We have served as the Company’s auditor since 2019.
Madrid, Spain
February 29, 2024

Consolidated statements of financial position as of December 31, 2023 and 2022
Amounts in thousands of U.S. dollars

		As of December 31,
	Note (1)	2023	2022
Assets
Non-current assets
Contracted concessional, PP&E and other intangible assets	6	7,204,267	7,483,259
Investments carried under the equity method	7	230,307	260,031
Other accounts receivable	9	79,875	86,431
Derivative assets	10	56,707	89,806
Other financial assets	9	136,582	176,237
Deferred tax assets	19	160,995	149,656

Total non-current assets		7,732,151	8,069,183

Current assets
Inventories		29,870	34,511
Trade receivables	12	213,345	125,437
Credits and other receivables	12	73,138	74,897
Trade and other receivables	12	286,483	200,334
Other financial assets	9	188,886	195,893
Cash and cash equivalents	13	448,301	600,990
		953,540	1,031,728
Assets held for sale	8	28,642	-
Total current assets		982,182	1,031,728

Total assets		8,714,333	9,100,911

(1)	Notes 1 to 25 are an integral part of the Consolidated Financial Statements

Consolidated statements of financial position as of December 31, 2023 and 2022

Amounts in thousands of U.S. dollars

		As of December 31,
	Note (1)	2023	2022
Equity and liabilities
Equity attributable to the Company
Share capital	14	11,616	11,606
Share premium	14	736,594	986,594
Capital reserves	14	858,220	814,951
Other reserves	10	308,002	345,567
Accumulated currency translation differences	14	(139,434)	(161,307)
Accumulated deficit	14	(351,521)	(397,540)
Non-controlling interest	14	165,332	189,176

Total equity		1,588,809	1,789,047

Non-current liabilities
Long-term corporate debt	15	1,050,816	1,000,503
Borrowings		3,061,033	3,322,115
Notes and bonds		870,840	904,403
Long-term project debt	16	3,931,873	4,226,518
Grants and other liabilities	17	1,233,808	1,252,513
Derivative liabilities	10	29,957	16,847
Deferred tax liabilities	19	271,288	296,481

Total non-current liabilities		6,517,742	6,792,862

Current liabilities
Short-term corporate debt	15	34,022	16,697
Borrowings		332,734	273,556
Notes and bonds		54,653	52,978
Short-term project debt	16	387,387	326,534
Trade payables and other current liabilities	18	141,713	140,230
Income and other tax payables		44,660	35,541

Total current liabilities		607,782	519,002

Total equity and liabilities		8,714,333	9,100,911

(1)	Notes 1 to 25 are an integral part of the Consolidated Financial Statements

Consolidated statements of profit or loss for the years ended December 31, 2023, 2022 and 2021

Amounts in thousands of U.S. dollars

	Note (1)	For the year ended December 31,
		2023	2022	2021
Revenue	4	1,099,894	1,102,029	1,211,749
Other operating income	22	101,087	80,782	74,670
Employee benefit expenses	21	(104,083)	(80,232)	(78,758)
Depreciation, amortization, and impairment charges	6	(418,271)	(473,638)	(439,441)
Other operating expenses	22	(336,622)	(351,248)	(414,330)

Operating profit		342,005	277,693	353,890

Financial income	23	25,007	10,149	5,962
Financial expense	23	(323,749)	(330,445)	(360,898)
Net exchange differences	23	(2,549)	10,257	1,873
Other financial income/(loss), net	23	(16,683)	(895)	12,171

Financial expense, net		(317,974)	(310,934)	(340,892)

Share of profit of entities carried under the equity method	7	13,207	21,465	12,304

Profit /(loss) before income tax		37,238	(11,776)	25,302

Income tax (expense)/income	19	(790)	9,689	(36,220)

Profit/(loss) for the year		36,448	(2,087)	(10,918)

Profit/(loss) attributable to non-controlling interest		6,932	(3,356)	(19,162)

Profit/(loss) for the year attributable to the Company		43,380	(5,443)	(30,080)

Weighted average number of ordinary shares outstanding (thousands) – basic	24	116,152	114,695	111,008

Weighted average number of ordinary shares outstanding (thousands) – diluted	24	119,720	118,865	115,408

Basic earnings per share (U.S. dollar per share)	24	0.37	(0.05)	(0.27)
Diluted earnings per share (U.S. dollar per share) (*)	24	0.37	(0.09)	(0.28)

(*)	Antidilutive effect applied, where applicable (see Note 24)

(1)	Notes 1 to 25 are an integral part of the Consolidated Financial Statements

Consolidated statements of comprehensive income for the years ended December 31, 2023, 2022 and 2021

Amounts in thousands of U.S. dollars

		For the year ended December 31,
	Note (1)	2023	2022	2021
Profit/(loss) for the year		36,448	(2,087)	(10,918)
Items that may be subject to transfer to profit and loss statement
Change in fair value of cash flow hedges		(22,437)	218,737	33,846
Currency translation differences		24,584	(33,704)	(41,956)
Tax effect		1,258	(54,405)	(9,139)

Net income/(expense) recognized directly in equity		3,405	130,628	(17,249)

Cash flow hedges	10	(27,115)	38,187	58,292
Tax effect		6,779	(9,547)	(14,573)

Transfers to profit and loss statement		(20,336)	28,640	43,719

Other comprehensive income/(loss)		(16,931)	159,268	26,470

Total comprehensive income for the year		19,517	157,181	15,552

Total comprehensive (income)/loss attributable to non-controlling interest		8,171	(14,613)	(14,586)

Total comprehensive income attributable to the Company		27,688	142,568	966

(1)	Notes 1 to 25 are an integral part of the Consolidated Financial Statements

Consolidated statements of changes in equity for the years ended December 31, 2023, 2022 and 2021

Amounts in thousands of U.S. dollars

	Share capital	Share premium	Capital reserves	Other reserves	Accumulated currency translation differences	Accumulated deficit	Total equity attributable to the Company	Non- controlling interest	Total equity
Balance as of January 1, 2021	10,667	1,011,743	881,745	96,641	(99,925)	(373,489)	1,527,382	213,499	1,740,881

Profit/(loss) for the year after taxes	-	-	-	-	-	(30,080)	(30,080)	19,162	(10,918)
Change in fair value of cash flow hedges net of transfer to profit and loss statement	-	-	-	97,421	-	(10,060)	87,361	4,777	92,138
Currency translation differences	-	-	-	-	(33,525)	-	(33,525)	(8,431)	(41,956)
Tax effect	-	-	-	(22,790)	-	-	(22,790)	(922)	(23,712)
Other comprehensive income	-	-	-	74,631	(33,525)	(10,060)	31,046	(4,576)	26,470

Total comprehensive income	-	-	-	74,631	(33,525)	(40,140)	966	14,586	15,552

Capital contribution	573	60,268	128,920	-	-	-	189,761	-	189,761

Reduction of Share Premium	-	(200,000)	200,000	-	-	-	-	-	-

Business combinations	-	-	-	-	-	-	-	8,287	8,287

Share-based compensation	-	-	-	-	-	14,928	14,928	-	14,928

Distributions	-	-	(190,638)	-	-	-	(190,638)	(30,166)	(220,804)

Balance as of December 31, 2021	11,240	872,011	1,020,027	171,272	(133,450)	(398,701)	1,542,399	206,206	1,748,605

Notes 1 to 25 are an integral part of the Consolidated Financial Statements

	Share capital	Share premium	Capital reserves	Other reserves	Accumulated currency translation differences	Accumulated deficit	Total equity attributable to the Company	Non- controlling interest	Total equity
Balance as of January 1, 2022	11,240	872,011	1,020,027	171,272	(133,450)	(398,701)	1,542,399	206,206	1,748,605

Profit/(Loss) for the year after taxes	-	-	-	-	-	(5,443)	(5,443)	3,356	(2,087)
Change in fair value of cash flow hedges net of transfer to profit and loss statement	-	-	-	235,732	-	1,573	237,305	19,619	256,924
Currency translation differences	-	-	-	-	(27,857)	-	(27,857)	(5,847)	(33,704)
Tax effect	-	-	-	(61,437)	-	-	(61,437)	(2,515)	(63,952)
Other comprehensive income	-	-	-	174,295	(27,857)	1,573	148,011	11,257	159,268

Total comprehensive income	-	-	-	174,295	(27,857)	(3,870)	142,568	14,613	157,181

Capital contribution (Note 14)	366	114,583	(1,970)	-	-	-	112,979	-	112,979

Business combinations (Note 5)	-	-	-	-	-	-	-	14,300	14,300

Share-based compensation (Note 14)	-	-	-	-	-	5,031	5,031	-	5,031

Distributions (Note 14)	-	-	(203,106)	-	-	-	(203,106)	(45,943)	(249,049)

Balance as of December 31, 2022	11,606	986,594	814,951	345,567	(161,307)	(397,540)	1,599,871	189,176	1,789,047

Notes 1 to 25 are an integral part of the Consolidated Financial Statements

	Share capital	Share premium	Capital reserves	Other reserves	Accumulated currency translation differences	Accumulated deficit	Total equity attributable to the Company	Non- controlling interest	Total equity
Balance as of January 1, 2023	11,606	986,594	814,951	345,567	(161,307)	(397,540)	1,599,871	189,176	1,789,047

Profit/(Loss) for the year after taxes	-	-	-	-	-	43,380	43,380	(6,932)	36,448
Change in fair value of cash flow hedges net of transfer to profit and loss statement	-	-	-	(44,335)	-	-	(44,335)	(5,217)	(49,552)
Currency translation differences	-	-	-	-	21,873	-	21,873	2,711	24,584
Tax effect				6,770	-	-	6,770	1,267	8,037
Other comprehensive income	-	-	-	(37,565)	21,873	-	(15,692)	(1,239)	(16,931)

Total comprehensive income	-	-	-	(37,565)	21,873	43,380	27,688	(8,171)	19,517

Divestments (Note 7)	-	-	-	-	-	-		(2,817)	(2,817)

Reduction of share premium (Note 14)	-	(250,000)	250,000	-	-	-	-	-	-

Share-based compensation (Note 14)		-	-	-	-	2,639	2,639	-	2,639

Capital contribution (Note 14)	10	-	25	-	-	-	35	19,467	19,502

Distributions (Note 14)	-	-	(206,756)	-	-	-	(206,756)	(32,323)	(239,079)

Balance as of December 31, 2023	11,616	736,594	858,220	308,002	(139,434)	(351,521)	1,423,477	165,332	1,588,809

Notes 1 to 25 are an integral part of the Consolidated Financial Statements

Consolidated cash flow statements for the years ended December 31, 2023, 2022 and 2021

Amounts in thousands of U.S. dollars

		For the year
	Note (1)	2023	2022	2021
I. Profit/(loss) for the year		36,448	(2,087)	(10,918)
Non-monetary adjustments
Depreciation, amortization and impairment charges	6	418,271	473,638	439,441
Financial expense	23	319,286	335,546	359,550
Fair value gains on derivative financial instruments	23	(1,869)	(19,138)	(16,785)
Shares of profits from entities carried under the equity method	7	(13,207)	(21,465)	(12,304)
Income tax	19	790	(9,689)	36,220
Other non-monetary items		(3,119)	27,996	55,809

II. Profit/(loss) for the year adjusted by non-monetary items		756,600	784,801	851,013

Changes in working capital
Inventories		(6,285)	(6,955)	5,215
Trade and other receivables	12	(107,201)	99,249	48,521
Trade payables and other current liabilities	18	(415)	(6,158)	(25,782)
Other current assets/liabilities		18,057	(7,331)	(31,081)

III. Changes in working capital		(95,844)	78,805	(3,127)

Income tax paid		(26,020)	(14,730)	(51,684)
Interest received		21,668	9,178	2,519
Interest paid		(268,356)	(271,732)	(293,098)

A. Net cash provided by operating activities		388,048	586,322	505,623

Business combinations and investments in entities under the equity method	5&7	(29,259)	(50,507)	(362,449)
Investments in operating concessional assets	6	(27,929)	(39,107)	(19,216)
Investments in assets under development or construction	6	(56,280)	(36,784)	(7,028)
Distributions from entities under the equity method	7	34,329	67,695	34,883
Net divestment in other non-current financial assets		27,505	1,265	2,655

B. Net cash used in investing activities		(51,634)	(57,438)	(351,155)

Proceeds from project debt	16	213,232	-	14,560
Proceeds from corporate debt	15	161,498	101,140	429,014
Repayment of project debt	16	(531,837)	(426,396)	(418,265)
Repayment of corporate debt	15	(115,891)	(80,519)	(376,154)
Dividends paid to Company´s shareholders	14	(206,755)	(203,106)	(190,638)
Dividends paid to non-controlling interest	14	(31,433)	(39,209)	(28,134)
Non-controlling interest capital contribution	14	19,823	-	-
Capital contribution	14	-	113,072	189,454

C. Net cash used in financing activities		(491,363)	(535,018)	(380,163)

Net decrease in cash and cash equivalents		(154,949)	(6,134)	(225,695)

Cash and cash equivalents at beginning of the year	13	600,990	622,689	868,501
Translation differences in cash and cash equivalents		2,260	(15,565)	(20,117)
Cash and cash equivalents at the end of the year	13	448,301	600,990	622,689

(1)
Notes 1 to 25 are an integral part of the Consolidated Financial Statements. Reference to such notes is indicated here to provide with additional information on the nature of some of the lines of the Consolidated cash flow statement.

(1) The Appendices are an integral part of the notes to the Consolidated Financial Statements

Note 1.- Nature of the business

Atlantica Sustainable Infrastructure plc (“Atlantica” or the “Company”) is a sustainable infrastructure company with a majority of its business in renewable energy assets. Atlantica currently owns, manages and invests in renewable energy, storage, efficient natural gas and heat, electric transmission lines and water assets focused on North America (the United States, Canada and Mexico), South America (Peru, Chile, Colombia and Uruguay) and EMEA (Spain, Italy, Algeria and South Africa). Its registered address is Great West House, GW1 Great West Road Brentford TW8 9DF, London (United Kingdom).

Atlantica’s shares trade on the NASDAQ Global Select Market under the symbol “AY”.

In March 2023, the Company completed the process of transitioning O&M services for the assets in Spain where Abengoa was still the supplier to an Atlantica’ subsidiary (Note 5). Currently, Atlantica performs the O&M services with its own personnel for assets representing approximately 74% of the consolidated revenue for the year ended December 31, 2023.

The following four assets that the Company had under construction during 2022, finished construction and reached Commercial Operation Date (“COD”) in 2023:

-
Albisu, a 10 MW solar PV asset wholly owned by the Company. Albisu is located in the city of Salto (Uruguay). The asset has a 15-year PPA with Montevideo Refrescos, S.R.L, a subsidiary of Coca-Cola Femsa., S.A.B. de C.V. The PPA is denominated in local currency with a maximum and minimum price in U.S. dollars and is adjusted monthly based on a formula referring to U.S. Producer Price Index (PPI), Uruguay’s Consumer Price Index (CPI) and the applicable UYU/U.S. dollar exchange rate.

-
La Tolua and Tierra Linda, two wholly owned solar PV assets in Colombia with a combined capacity of 30 MW, both of which reached COD in the first quarter of 2023. Each plant has a 10-year PPA in local currency indexed to local inflation with Coenersa, the largest independent electricity wholesaler in Colombia. Each PPA provides for the sale of electricity at fixed base price indexed to local CPI.

-
Honda 1, a 10 MW solar PV asset in Colombia where the Company has a 50% ownership, and which reached COD in December 2023. The asset has a 7-year PPA with Enel Colombia, a major electricity company in the country. The PPA is denominated in local currency, with fixed base price, indexed to the local CPI.

During the year 2022, the Company completed the following investments:

-
On January 17, 2022, the Company closed the acquisition of Chile TL4, a 63-mile transmission line and 2 substations in Chile for a total equity investment of $38.4 million (Note 5). The Company expects to expand the transmission line in 2024, which would represent an additional investment of approximately $8 million. The asset has fully contracted revenues in U.S dollars, with inflation escalation and a 50-year remaining contract life. The off-takers are several mini-hydro plants that receive contracted or regulated payments.

-
On April 4, 2022, the Company closed the acquisition of Italy PV 4, a 3.6 MW solar portfolio in Italy for a total equity investment of $3.7 million (Note 5). The asset has regulated revenues under a feed in tariff until 2031.

-
On September 2, 2022, the Company completed its third investment through its Chilean renewable energy platform in a 73 MW solar PV plant, Chile PV 3, located in Chile, for $7.7 million corresponding to a 35% of equity interest (Note 5). The Company expects to install batteries with a capacity of approximately 100 MWh in 2024. Total investment including batteries is expected to be in the range of $15 million to $25 million depending on the capital structure. Part of the asset’s revenue is currently based on capacity payments. Adding storage would increase the portion of capacity payments.

-
On November 16, 2022, the Company closed the acquisition of a 49% interest, with joint control, in an 80 MW portfolio of solar PV projects in Chile, Chile PMGD, which is currently under construction. Atlantica´s economic rights are expected to be approximately 70%. Total investment in equity and preferred equity is expected to be approximately $30 million and COD is expected to be progressive in 2024. Revenue for these assets is regulated under the Small Distributed Generation Means Regulation Regime (“PMGD”) for projects with a capacity equal or lower than 9MW, which allows to sell electricity through a stabilized price.

The following table provides an overview of the main operating assets the Company owned or had an interest in as of December 31, 2023:

Assets	Type	Ownership	Location	Currency(9)	Capacity (Gross)	Counterparty Credit Ratings(10)	COD*	Contract Years Remaining(17)

Solana	Renewable (Solar)	100%	Arizona (USA)	USD	280 MW	BBB+/A3/BBB+	2013	20
Mojave	Renewable (Solar)	100%	California (USA)	USD	280 MW	BB/ Ba1/BB+	2014	16
Coso	Renewable (Geothermal)	100%	California (USA)	USD	135 MW	Investment Grade(11)	1987-1989	18
Elkhorn Valley(16)	Renewable (Wind)	49%	Oregon (USA)	USD	101 MW	BBB/Baa1/--	2007	4
Prairie Star(16)	Renewable (Wind)	49%	Minnesota (USA)	USD	101 MW	--/A3/A-	2007	4
Twin Groves II(16)	Renewable (Wind)	49%	Illinois (USA)	USD	198 MW	BB+/Baa2/--	2008	2
Lone Star II(16)	Renewable (Wind)	49%	Texas (USA)	USD	196 MW	N/A	2008	N/A
Chile PV 1	Renewable (Solar)	35%(1)	Chile	USD	55 MW	N/A	2016	N/A
Chile PV 2	Renewable (Solar)	35%(1)	Chile	USD	40 MW	Not rated	2017	7
Chile PV 3	Renewable (Solar)	35%(1)	Chile	USD	73 MW	N/A	2014	N/A
La Sierpe	Renewable (Solar)	100%	Colombia	COP	20 MW	Not rated	2021	12
La Tolua	Renewable (Solar)	100%	Colombia	COP	20 MW	Not rated	2023	9
Tierra Linda	Renewable (Solar)	100%	Colombia	COP	10 MW	Not rated	2023	9
Honda 1	Renewable (Solar)	50%	Colombia	COP	10 MW	BBB-/-/BBB	2023	7
Albisu	Renewable (Solar)	100%	Uruguay	UYU	10 MW	Not rated	2023	15
Palmatir	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB+/Baa2/BBB(12)	2014	10
Cadonal	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB+/Baa2/BBB(12)	2014	11
Melowind	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB+/Baa2/BBB(12)	2015	12
Mini-Hydro	Renewable (Hydraulic)	100%	Peru	USD	4 MW	BBB/Baa1/BBB	2012	9
Solaben 2 & 3	Renewable (Solar)	70%(2)	Spain	Euro	2x50 MW	A/Baa1/A-	2012	14/14
Solacor 1 & 2	Renewable (Solar)	87%(3)	Spain	Euro	2x50 MW	A/Baa1/A-	2012	13/13
PS10 & PS20	Renewable (Solar)	100%	Spain	Euro	31 MW	A/Baa1/A-	2007&2009	8/10
Helioenergy 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A/Baa1/A-	2011	13/13
Helios 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A/Baa1/A-	2012	13/14
Solnova 1, 3 & 4	Renewable (Solar)	100%	Spain	Euro	3x50 MW	A/Baa1/A-	2010	11/11/12
Solaben 1 & 6	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A/Baa1/A-	2013	15/15
Seville PV	Renewable (Solar)	80%(4)	Spain	Euro	1 MW	A/Baa1/A-	2006	12
Italy PV 1	Renewable (Solar)	100%	Italy	Euro	1.6 MW	BBB/Baa3/BBB	2010	8
Italy PV 2	Renewable (Solar)	100%	Italy	Euro	2.1 MW	BBB/Baa3/BBB	2011	8
Italy PV 3	Renewable (Solar)	100%	Italy	Euro	2.5 MW	BBB/Baa3/BBB	2012	8
Italy PV 4	Renewable (Solar)	100%	Italy	Euro	3.6 MW	BBB/Baa3/BBB	2011	8
Kaxu	Renewable (Solar)	51%(5)	South Africa	Rand	100 MW	BB-/Ba2/BB-(13)	2015	11
Calgary	Efficient natural gas &heat	100%	Canada	CAD	55 MWt	~60% AA- or higher(14)	2010	12
ACT	Efficient natural gas & heat	100%	Mexico	USD	300 MW	BBB/B3/B+	2013	9
Monterrey (18)	Efficient natural gas &heat	30%	Mexico	USD	142 MW	Not rated	2018	22
ATN (15)	Transmission line	100%	Peru	USD	379 miles	BBB/Baa1/BBB	2011	17
ATS	Transmission line	100%	Peru	USD	569 miles	BBB/Baa1/BBB	2014	20
ATN 2	Transmission line	100%	Peru	USD	81 miles	Not rated	2015	9
Quadra 1 & 2	Transmission line	100%	Chile	USD	49 miles/32 miles	Not rated	2014	11/11
Palmucho	Transmission line	100%	Chile	USD	6 miles	BBB/ -- /BBB+	2007	14
Chile TL3	Transmission line	100%	Chile	USD	50 miles	A/A2/A-	1993	N/A
Chile TL4	Transmission line	100%	Chile	USD	63 miles	Not rated	2016	48
Skikda	Water	34.20%(6)	Algeria	USD	3.5 M ft3/day	Not rated	2009	10
Honaine	Water	25.50%(7)	Algeria	USD	7 M ft3/day	Not rated	2012	14
Tenes	Water	51%(8)	Algeria	USD	7 M ft3/day	Not rated	2015	16

(1)	65% of the shares in Chile PV 1, Chile PV 2 and Chile PV 3 are indirectly held by financial partners through the renewable energy platform of the Company in Chile.
(2)	Itochu Corporation holds 30% of the shares in each of Solaben 2 and Solaben 3.
(3)	JGC holds 13% of the shares in each of Solacor 1 and Solacor 2.
(4)	Instituto para la Diversificación y Ahorro de la Energía (“Idae”) holds 20% of the shares in Seville PV.
(5)	Kaxu is owned by the Company (51%), Industrial Development Corporation of South Africa (“IDC”, 29%) and Kaxu Community Trust (20%).
(6)	Algerian Energy Company, SPA owns 49% of Skikda and Sacyr Agua, S.L. owns the remaining 16.8%.
(7)	Algerian Energy Company, SPA owns 49% of Honaine and Sacyr Agua, S.L. owns the remaining 25.5%.
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

(12)	Refers to the credit rating of Uruguay, as UTE (Administración Nacional de Usinas y Transmisoras Eléctricas) is unrated.
(13)	Refers to the credit rating of the Republic of South Africa. The off-taker is Eskom, which is a state-owned utility company in South Africa.
(14)	Refers to the credit rating of a diversified mix of 22 high credit quality clients (~60% AA- rating or higher, the rest is unrated).
(15)	Including ATN Expansion 1 & 2.
(16)	Part of Vento II Portfolio.
(17)	As of December 31, 2023.
(18)	Accounted for as held for sale as of December 31, 2023.
(*)	Commercial Operation Date.

Additionally, Atlantica currently has the following assets under construction or ready to start construction in the short term:

Asset	Type	Location	Capacity (gross)[1]	Expected COD	Expected Investment[2] ($ million)	Off-taker
Coso Batteries 1	Battery Storage	California, US	100 MWh	2025	40-50	Investment grade utility
Coso Batteries 2	Battery Storage	California, US	80 MWh	2025	35-45	Investment grade utility
Chile PMGD	Solar PV	Chile	80 MW	2024-2025	30	Regulated
ATN Expansion 3	Transmission Line	Peru	2.4miles 220kV	2024	12	Conelsur
ATS Expansion 1	Transmission Line	Peru	n.a. (substation)	2025	30	Republic of Peru
Honda 2(3)	Solar PV	Colombia	10 MW	2024	5.5	Enel Colombia
Apulo 1(3)	Solar PV	Colombia	10 MW	2024	5.5	-

(1)	Includes nominal capacity on a 100% basis, not considering Atlantica’s ownership
(2)	Corresponds to the expected investment by Atlantica
(3)	Atlantica owns 50% of the shares in Honda 2 and Apulo 1.

In October 2023, the Company entered into two 15-year tolling agreements (PPAs) with an investment grade utility for Coso Batteries 1 and Coso Batteries 2. Under each of the tolling agreements, Coso Batteries 1 and 2 will receive fixed monthly payments adjusted by the financial settlement of CAISO’s ( California Independent System Operator) Day-Ahead market. In addition, the Company expects to obtain revenue from ancillary services in each of the assets.

Coso Batteries 1 is a standalone battery storage project of 100 MWh (4 hours) capacity, located inside Coso, its geothermal asset in California. Additionally, Coso Batteries 2 is a standalone battery storage project with 80 MWh (4 hours) capacity also located inside Coso. The investment is expected to be in the range of $40 million to $50 million for Coso Batteries 1, and in the range of $35 to $45 million for Coso Batteries 2. Both projects were fully developed in-house and are now under construction. Atlantica has closed a contract with Tesla for the procurement of the batteries. COD is expected in 2025 for both projects.

In July 2022 the Company closed a 17-year transmission service agreement denominated in U.S. dollars that allows to build a substation and a 2.4-miles transmission line connected to ATN transmission line serving a new mine in Peru (ATN Expansion 3). The substation is expected to enter in operation in 2024 and the investment is expected to be approximately $12 million.

In July 2023, as part of the New Transmission Plan Update in Peru, the Ministry of Energy and Mines published the Ministerial Resolution that enables to start construction of ATS Expansion 1 project, consisting in the reinforcement of two existing substations with new equipment. The expansion will be part of the existing concession contract, a 30-year contract with a fixed-price tariff base denominated in U.S. dollars adjusted annually in accordance with the U.S. Finished Goods Less Foods and Energy Index as published by the U.S. Department of Labor. Given that the concession ends in 2044, Atlantica will be compensated with a one-time payment for the remaining 9 years of concession. The expansion is expected to enter in operation in 2025 and the investment is expected to be approximately $30 million.

In May 2022, the Company agreed to develop and construct Honda 1 and 2, two PV assets in Colombia with a combined capacity of 20 MW, where it has a 50% ownership. Each plant has a 7-year PPA with Enel Colombia. Honda 1, as it is stated above, reached COD in December 2023. Honda 2 is expected to enter into operation in the second quarter of 2024. The investment is expected to be $5.5 million for each plant.
Chile PV 1 and PV2 events of default

Due to low electricity prices in Chile, the project debts of Chile PV 1 and PV2, where the Company owns a 35% equity interest, are under an event of default as of December 31, 2023. Chile PV 1 was not able to maintain the minimum required cash in its debt service reserve account as of December 31, 2023 and did not make its debt service payment in January 2024. In addition, in October 2023, Chile PV 2 did not make its debt service payment. This asset obtained additional financing from the banks and made the debt service payment in December 2023, although it was not able to fund its debts service reserve account. As a result, although the Company does not expect an acceleration of the debts to be declared by the credit entities, Chile PV 1 and Chile PV2, did not have an unconditional right to defer the settlement of the debts for at least twelve months and the project debts, which amount to $71 million as of December 31, 2023 (Note 16), were classified as current in these Consolidated Financial Statements in accordance with International Accounting Standards 1 (“IAS 1”), “Presentation of Financial Statements”. The Company is, together with the partner, in conversations with the banks regarding a potential waiver.

The Consolidated Financial Statements were approved by the Board of Directors of the Company on February 29, 2024.

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

The Company recognizes that there may be potential financial implications in the future from changes in legislation and regulation implemented to address climate change risk. Over time these changes may have an impact across a number of areas of accounting. However, as at the reporting sheet date, the Company believes there is no material impact on the balance sheet carrying values of assets or liabilities.

Application of new accounting standards

a)	Standards, interpretations and amendments effective from January 1, 2023 under IFRS-IASB, applied by the Company in the preparation of these Consolidated Financial Statements:

The applications of these amendments have not had any material impact on these Consolidated Financial Statements.

In addition, the IASB published in May 2023 an amendment to IAS 12, “Income taxes”, to clarify the application of this standard arising from tax legislation enacted or substantively enacted in each country to implement the Pillar Two model rules in which it provides:

-	a temporary exception to the accounting for deferred taxes in connection with the implementation of Pillar Two.

-
qualitative and quantitative disclosures to enable users to understand the entities’ exposure to taxes that may arise from the Pillar Two model rules and/or the entity’s progress in its implementation.

Global minimum taxation (Pillar Two OECD/G20 BEPS 2.0 top-up taxes as agreed by the Inclusive Framework) legislation has been enacted or substantially enacted in certain jurisdictions in which the Atlantica operates. The new legislation will be effective for the Company´s financial years beginning January 1, 2024. Atlantica is in scope of the enacted or substantially enacted legislation and has performed an assessment of the Company´s potential exposure to Pillar Two top-up taxes.

The assessment is based on the country-by-country reporting and financial statements for the constituent entities of Atlantica. Based on the assessment performed, the Pillar Two effective tax rates in most of the jurisdictions in which Atlantica operates are above 15% and in all of them meet the requirements to apply the relevant transitional safe harbors, with the exception of one jurisdiction, whose impact is not material. Therefore, Atlantica does not expect a material exposure to Pillar Two income taxes for accounting periods commencing on or after December 31, 2023.

b)	Standards, interpretations and amendments published by the IASB that will be effective for periods beginning on or after January 1, 2024:

The Company does not anticipate any significant impact on the Consolidated Financial Statements derived from the application of the new standards and amendments that will be effective for annual periods beginning on or after January 1, 2024, although it is currently still in the process of evaluating such application.

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

Controlled entities, associates and joint ventures included in these financial statements as of December 31, 2023 and 2022 are set out in appendices.

2.3. Contracted concessional, Property, Plant and Equipment (PP&E) and other intangible assets

The assets accounted for by the Company as contracted concessional assets under IFRIC 12 (either intangible model or financial model), as PP&E under IAS 16 or as other intangible assets under IAS 38 or under IFRS 16 (as “Lessee” or “Lessor”), include renewable energy assets, storage assets, transmission lines, efficient natural gas and heat assets and water plants.

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

Under the terms of contractual arrangements within the scope of this interpretation, the operator shall recognize and measure revenue in accordance IFRS 15 for the services it performs. If the operator performs more than one service (i.e. construction or upgrade services and operation services) under a single contract or arrangement, consideration received or receivable shall be allocated by reference to the relative fair values of the services delivered, when the amounts are separately identifiable.

Consequently, even though construction is subcontracted and it is not performed by Atlantica, in accordance with the provisions of IFRIC 12, the Company recognizes and measures revenue and costs for providing construction services during the period of construction of the infrastructure in accordance with IFRS 15. Construction revenue is recorded within “Other operating income” and Construction cost, which is fully contracted, is recorded within “Other operating expenses”. This applies in the same way to the two models.

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

Main right of use agreements correspond to land rights. The Company recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities (Note 2.12). The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

d)	Other intangible assets

Other intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Intangible assets are amortized using the straight-line method over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

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

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete, and the asset is available for use. It is amortized using the straight-line method over the period of expected future benefit. During the period of development, the asset is tested for impairment annually.

e)	Asset impairment

Atlantica reviews its contracted concessional, PP&E and other intangible assets to identify any indicators of impairment at least annually, except for ECL assessment for financial assets which is discussed above. When impairment indicators exist, the Company calculates the recoverable amount of the asset.

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

Taking into account that in most CGUs the specific financial structure is linked to the financial structure of the projects that are part of those CGUs, the discount rate used to calculate the present value of cash-flow projections is based on the weighted average cost of capital (WACC) for the type of asset, adjusted, if necessary, in accordance with the business of the specific activity and with the risk associated with the country where the project is located.

In any case, sensitivity analyses are performed, especially in relation to the discount rate used and fair value changes in the main business variables, in order to ensure that possible changes in the estimates of these items do not impact the recovery of recognized assets.

In the event that the recoverable amount of an asset is lower than its carrying amount, an impairment charge for the difference would be recorded in the profit and loss statement under the item “Depreciation, amortization and impairment charges”.

An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the profit and loss statement.

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

In accordance with IFRIC 12, certain assets under concessions qualify as financial assets and are recorded as is described in Note 2.3. Pursuant to IFRS 9, Atlantica recognizes an allowance for ECL for loans and accounts receivable which are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive.

Loans and accounts receivable are initially recognized at fair value plus transaction costs and are subsequently measured at amortized cost in accordance with the effective interest rate method. Interest calculated using the effective interest rate method is recognized as financial income within the consolidated statement of profit or loss.

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

In all cases, current Company´s hedging relationships are considered cash flow hedges. Under this model, the effective portion of changes in fair value of derivatives designated as cash flow hedges are recorded temporarily in equity and are subsequently reclassified from equity to profit or loss in the same period or periods during which the hedged item affects profit or loss. Any ineffective portion of the hedged transaction is recorded in the consolidated profit and loss statement as it occurs.

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

When the hedging instrument matures or is sold, or when it no longer meets the requirements to apply hedge accounting, accumulated gains and losses recorded in equity remain as such until the forecast transaction is ultimately recognized in the profit and loss statement. However, if it becomes unlikely that the forecast transaction will actually take place, the accumulated gains and losses in equity are recognized immediately in the profit and loss statement.

Any change in fair value of derivatives instruments to which hedge accounting is not applied is directly recorded in the profit and loss statement.

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

In the event that prices cannot be observed, management shall make its best estimate of the price that the market would otherwise establish based on proprietary internal models which, in the majority of cases, use data based on observable market parameters as significant inputs (Level 2) but occasionally use market data that is not observed as significant inputs (Level 3). Different techniques can be used to make this estimate, including extrapolation of observable market data. The best indication of the initial fair value of a financial instrument is the price of the transaction, except when the value of the instrument can be obtained from other transactions carried out in the market with the same or similar instruments, or valued using a valuation technique in which the variables used only include observable market data, mainly interest rates. Differences between the transaction price and the fair value based on valuation techniques that use data that is not observed in the market, are not initially recognized in the profit and loss statement.

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

2.8. Trade and other receivables

Trade and other receivables are amounts due from customers for sales in the normal course of business. They are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less allowance for doubtful accounts. Trade receivables due in less than one year are carried at their face value at both initial recognition and subsequent measurement, provided that the effect of not discounting cash flows is not significant.

An allowance for doubtful accounts is recorded in accordance with IFRS 9, when the Company estimates it will not be able to recover all amounts due as per the original terms of the receivables.

2.9. Cash and cash equivalents

Cash and cash equivalents include cash in hand, cash in bank and other highly-liquid current investments with an original maturity of three months or less which are held for the purpose of meeting short-term cash commitments.

2.10. Assets held for sale

The Company classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance costs and income tax expense.

The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the sale expected to be completed within one year from the date of the classification.

Property, plant and equipment and intangible assets are not depreciated or amortised once classified as held for sale.

Assets and liabilities classified as held for sale are presented separately as current items in the statement of financial position.

2.11. Grants

Grants are recognized at fair value when it is considered that there is a reasonable assurance that the grant will be received and that the necessary qualifying conditions, as agreed with the entity assigning the grant, will be adequately complied with.

Grants are recorded as liabilities in the consolidated statement of financial position and are recognized in “Other operating income” in the consolidated profit and loss statement based on the period necessary to match them with the costs they intend to compensate.

In addition, as described in Note 2.12 below, grants correspond also to loans with interest rates below market rates, for the initial difference between the fair value of the loan and the proceeds received.

2.12. Loans and borrowings

Loans and borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost and any difference between the proceeds initially received (net of transaction costs incurred in obtaining such proceeds) and the repayment value is recognized in the consolidated profit and loss statement over the duration of the borrowing using the effective interest rate method.

In the case of modification of terms of loans and borrowings, the Company determines whether the modification constitutes an exchange or an extinguishment of the debt instrument. In determining whether there is an exchange, the Company evaluates whether the redemption of the old debt and the issuance of new debt were negotiated in contemplation of one another (qualitative assessment) and performs the 10 per cent test to determine if the terms of the modified debt are substantially different (the net present value of the modified cash flows, including any fees paid to net of any fees received from the lenders, is higher than 10% different from the net present value of the remaining cash flows of the liability prior to the modification, both discounted at the original effective interest rate). When the terms of the modified liability are substantially different, the modification is accounted for as an extinguishment of the original liability and recognition of a new liability.

Loans with interest rates below market rates are initially recognized at fair value in liabilities and the difference between proceeds received from the loan and its fair value is initially recorded within “Grants and Other liabilities” in the consolidated statement of financial position, and subsequently recorded in “Other operating income” in the consolidated profit and loss statement when the costs financed with the loan are expensed.

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

2.13. Bonds and notes

The Company initially recognizes ordinary notes at fair value, net of issuance costs incurred. Subsequently, notes are measured at amortized cost until settlement upon maturity. Any other difference between the proceeds obtained (net of transaction costs) and the redemption value is recognized in the consolidated profit and loss statement over the term of the debt using the effective interest rate method.

Convertible bonds or notes or debt issued with conversion features must be separated into liability and equity components if the feature meets the equity classification conditions in IAS 32. The issuer separates the instrument into its components by determining the fair value of the liability component and then deducting that amount from the fair value of the instrument as a whole; the residual amount is allocated to the equity component. If the equity conversion feature does not satisfy the equity classification conditions in IAS 32, it is bifurcated as an embedded derivative unless the issuer elects to apply the fair value option to the convertible debt. The embedded derivative is initially recognized at fair value and classified as derivatives in the statement of financial position. Changes in the fair value of the embedded derivatives are subsequently accounted for directly through the profit and loss statement. The debt element of the bond or note (the host contract), will be initially valued as the difference between the consideration received from the holders for the instrument and the value of the embedded derivative, and thereafter at amortized cost using the effective interest method.

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

Transactions denominated in a currency different from the entity’s functional currency are translated into the entity’s functional currency applying the exchange rates in force at the time of the transactions. Foreign currency gains and losses that result from the settlement of these transactions and the translation of monetary assets and liabilities denominated in foreign currency at the year-end rates are recognized in the consolidated profit and loss statement, unless they are deferred in equity, as occurs with cash flow hedges and net investment in foreign operations hedges.

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

2.18. Provisions and contingencies

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

Such provisions are recognised when the obligation for dismantling, removing and restoring the site on which the plant is located, is incurred, which is usually during the construction period. The provision is measured in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” and is recorded as a liability under the heading “Grants and other liabilities” of the Financial Statements, and the corresponding entry as part of the cost of the plant under the heading “Contracted concessional. PP&E and other intangible assets.” The estimated future costs of dismantling are reviewed annually if conditions have changed and adjusted appropriately. The impact of changes in the estimate of future costs or in the timing of when such costs will be incurred, on the dismantling provision, is recorded against an increase or decrease of the cost of the plant.

2.19. Earnings per share

Basic earnings per share is calculated by dividing the profit or loss for the period attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share is calculated by dividing the profit or loss for the period attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

2.20. Significant judgements and estimates

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

Deferred tax assets are recognised for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management estimates are required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits together with future tax planning strategies (Note 19).

-	Fair value of derivative financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of estimate is required in establishing fair values. Estimates include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments (Note 10).

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

As of the date of preparation of these Consolidated Financial Statements, no relevant changes in the estimates made are anticipated and, therefore, no significant changes in the value of the assets and liabilities recognized at December 31, 2023, are expected.

Although these estimates and assumptions are being made using all available facts and circumstances, it is possible that future events may require management to amend such estimates and assumptions in future periods. Changes in accounting estimates are recognized prospectively, in accordance with IAS 8, in the consolidated profit and loss statement of the year in which the change occurs.

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

Interest rate risk arises when the Company’s activities are exposed to changes in interest rates, which arises from financial liabilities at variable interest rates. The main interest rate exposure for the Company relates to the variable interest rate with reference to the EURIBOR and SOFR. To minimize the interest rate risk, the Company primarily uses interest rate swaps and interest rate options (caps), which, in exchange for a fee, offer protection against an increase in interest rates. The Company does not use derivatives for speculative purposes.

As of December 31, 2023, approximately 92% of the Project debt of the Company and approximately 94% of the Corporate debt either has fixed interest rates or has been hedged with swaps or caps. The Revolving Credit Facility of the Company has variable interest rates and is not hedged (Note 15).

In connection with the interest rate derivative positions of the Company, the most significant impacts on these Consolidated Financial Statements are derived from the changes in EURIBOR and SOFR, which represent the reference interest rate for most of the debt of the Company. In the event that EURIBOR and SOFR had risen by 25 basis points as of December 31, 2023, with the rest of the variables remaining constant, the effect in the consolidated profit and loss statement would have been a loss of $0.7 million (a loss of $1.3 million in 2022 and a loss of $2.5 million in 2021) and a gain in hedging reserves of $17.6 million ($18.4 million in 2022 and $22.4 million in 2021). The gain in hedging reserves would be mainly due to an increase in the fair value of interest rate swaps designated as hedges.

A breakdown of the interest rates derivatives as of December 31, 2023 and 2022, is provided in Note 10.

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

Although the Company hedges cash-flows in euros, fluctuations in the value of the euro in relation to the U.S. dollar may affect its operating results. For example, revenue in euro-denominated companies could decrease when translated to U.S. dollars at the average foreign exchange rate solely due to a decrease in the average foreign exchange rate, in spite of revenue in the original currency being stable. Fluctuations in the value of the South African rand, the Colombian peso and the Uruguayan peso with respect to the U.S. dollar may also affect the operating results of the Company. Apart from the impact of these translation differences, the exposure of the profit and loss statement of the Company to fluctuations of foreign currencies is limited, as the financing of projects is typically denominated in the same currency as that of the contracted revenue agreement.

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

Corporate and Project debt repayment schedules are disclosed in Note 15 and 16, respectively.

Note 4.- Financial information by segment

Atlantica’s segment structure reflects how management currently makes financial decisions and allocates resources. Its operating and reportable segments are based on the following geographies where the contracted concessional assets are located: North America, South America and EMEA. In addition, based on the type of business, as of December 31, 2023, the Company had the following business sectors: Renewable energy, Efficient natural gas and heat, Transmission lines and Water.

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

In the year ended December 31, 2023, Atlantica had four customers with revenues representing more than 10% of total revenue, three in the renewable energy and one in the efficient natural gas and heat business sectors. In the year ended December 31, 2022, Atlantica had three customers with revenues representing more than 10% of the total revenue, two in the renewable energy and one in the efficient natural gas and heat business sectors.

a)	The following tables show Revenues and Adjusted EBITDA by operating segments and business sectors for the years 2023, 2022 and 2021:

	Revenue			Adjusted EBITDA
	For the year ended December 31,			For the year ended December 31,
Geography	2023	2022	2021	2023	2022	2021
North America	424,888	405,047	395,775	319,264	309,988	311,803
South America	188,127	166,441	154,985	146,722	126,551	119,547
EMEA	486,879	530,541	660,989	328,936	360,561	393,038
Total	1,099,894	1,102,029	1,211,749	794,922	797,100	824,388

	Revenue			Adjusted EBITDA
	For the year ended December 31,			For the year ended December 31,
Business sectors	2023	2022	2021	2023	2022	2021
Renewable energy	802,756	821,377	928,525	575,704	588,016	602,583
Efficient natural gas & heat	118,417	113,591	123,692	87,393	84,560	99,935
Transmission lines	123,476	113,273	105,680	96,043	88,010	83,635
Water	55,245	53,788	53,852	35,782	36,514	38,235
Total	1,099,894	1,102,029	1,211,749	794,922	797,100	824,388

The reconciliation of segment Adjusted EBITDA with the profit/(loss) attributable to the parent company is as follows:

	For the year ended December 31,
	2023	2022	2021
Profit/(loss) attributable to the Company	43,380	(5,443)	(30,080)
Profit/(loss) attributable to non-controlling interest	(6,932)	3,356	19,162
Income tax expense/(income)	790	(9,689)	36,220
Financial expense, net	317,974	310,934	340,892
Depreciation, amortization, and impairment charges	418,271	473,638	439,441
Depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of Atlantica’s equity ownership)	21,439	24,304	18,753
Total segment Adjusted EBITDA	794,922	797,100	824,388

b)	The assets and liabilities by geography and business sector at the end of 2023 and 2022 are as follows:

Assets and liabilities by geography as of December 31, 2023:

	North America	South America	EMEA	Balance as of December 31, 2023
Assets allocated
Contracted concessional, PP&E and other intangible assets	3,063,019	1,184,599	2,956,649	7,204,267
Investments carried under the equity method	177,260	9,178	43,869	230,307
Other current financial assets	110,016	30,803	48,067	188,886
Cash and cash equivalents (project companies)	137,480	121,945	155,551	414,976
Assets held for sale	28,642	-	-	28,642
Subtotal allocated	3,516,417	1,346,525	3,204,136	8,067,078
Unallocated assets
Other non-current assets				297,577
Other current assets (including cash and cash equivalents at holding company level)				349,678
Subtotal unallocated				647,255
Total assets				8,714,333

	North America	South America	EMEA	Balance as of December 31, 2023
Liabilities allocated
Long-term and short-term project debt	1,629,278	808,481	1,881,501	4,319,260
Grants and other liabilities	945,888	36,307	251,613	1,233,808
Subtotal allocated	2,575,166	844,788	2,133,114	5,553,068
Unallocated liabilities
Long-term and short-term corporate debt				1,084,838
Other non-current liabilities				301,245
Other current liabilities				186,373
Subtotal unallocated				1,572,456
Total liabilities				7,125,524
Equity unallocated				1,588,809
Total liabilities and equity unallocated				3,161,265
Total liabilities and equity				8,714,333

Assets and liabilities by geography as of December 31, 2022:

	North America	South America	EMEA	Balance as of December 31, 2022
Assets allocated
Contracted concessional, PP&E and other intangible assets	3,167,490	1,241,879	3,073,889	7,483,259
Investments carried under the equity method	210,704	4,450	44,878	260,031
Other current financial assets	118,385	31,136	46,373	195,893
Cash and cash equivalents (project companies)	187,568	85,697	266,557	539,822
Subtotal allocated	3,684,147	1,363,162	3,431,697	8,479,005
Unallocated assets
Other non-current assets				325,893
Other current assets (including cash and cash equivalents at holding company level)				296,013
Subtotal unallocated				621,906
Total assets				9,100,911

	North America	South America	EMEA	Balance as of December 31, 2022
Liabilities allocated
Long-term and short-term project debt	1,713,125	841,906	1,998,021	4,553,052
Grants and other liabilities	994,874	25,031	232,608	1,252,513
Subtotal allocated	2,707,999	866,937	2,230,629	5,805,565
Unallocated liabilities
Long-term and short-term corporate debt				1,017,200
Other non-current liabilities				313,328
Other current liabilities				175,771
Subtotal unallocated				1,506,299
Total liabilities				7,311,864
Equity unallocated				1,789,047
Total liabilities and equity unallocated				3,295,346
Total liabilities and equity				9,100,911

Assets and liabilities by business sectors as of December 31, 2023:

	Renewable energy	Efficient natural gas & heat	Transmission lines	Water	Balance as of December 31, 2023
Assets allocated
Contracted concessional, PP&E and other intangible assets	5,798,818	460,766	777,360	167,323	7,204,267
Investments carried under the equity method	189,672	-	-	40,635	230,307
Other current financial assets	10,866	103,907	30,746	43,367	188,886
Cash and cash equivalents (project companies)	299,987	35,098	58,004	21,887	414,976
Assets held for sale	-	28,642	-	-	28,642
Subtotal allocated	6,299,343	628,413	866,110	273,212	8,067,078
Unallocated assets
Other non-current assets					297,577
Other current assets (including cash and cash equivalents at holding company level)					349,678
Subtotal unallocated					647,255
Total assets					8,714,333

	Renewable energy	Efficient natural gas & heat	Transmission lines	Water	Balance as of December 31, 2023
Liabilities allocated
Long-term and short-term project debt	3,280,618	401,460	560,906	76,276	4,319,260
Grants and other liabilities	1,185,487	32,916	12,884	2,521	1,233,808
Subtotal allocated	4,466,105	434,376	573,790	78,797	5,553,068
Unallocated liabilities
Long-term and short-term corporate debt					1,084,838
Other non-current liabilities					301,245
Other current liabilities					186,373
Subtotal unallocated					1,572,456
Total liabilities					7,125,524
Equity unallocated					1,588,809
Total liabilities and equity unallocated					3,161,265
Total liabilities and equity					8,714,333

Assets and liabilities by business sectors as of December 31, 2022:

	Renewable energy	Efficient natural gas & heat	Transmission lines	Water	Balance as of December 31, 2022
Assets allocated
Contracted concessional, PP&E and other intangible assets	6,035,091	485,431	800,067	162,670	7,483,259
Investments carried under the equity method	207,870	10,034	-	42,128	260,031
Other current financial assets	6,706	116,366	30,582	42,240	195,893
Cash and cash equivalents (project companies)	392,577	73,673	48,073	25,498	539,822
Subtotal allocated	6,642,244	685,504	878,722	272,536	8,479,005
Unallocated assets
Other non-current assets					325,893
Other current assets (including cash and cash equivalents at holding company level)					296,013
Subtotal unallocated					621,906
Total assets					9,100,911

	Renewable energy	Efficient natural gas & heat	Transmission lines	Water	Balance as of December 31, 2022
Liabilities allocated
Long-term and short-term project debt	3,442,625	440,999	582,689	86,739	4,553,052
Grants and other liabilities	1,211,878	32,138	6,040	2,457	1,252,513
Subtotal allocated	4,654,503	473,137	588,729	89,196	5,805,565
Unallocated liabilities
Long-term and short-term corporate debt					1,017,200
Other non-current liabilities					313,328
Other current liabilities					175,771
Subtotal unallocated					1,506,299
Total liabilities					7,311,864
Equity unallocated					1,789,047
Total liabilities and equity unallocated					3,295,346
Total liabilities and equity					9,100,911

c)	The amount of depreciation, amortization and impairment charges recognized for the years ended December 31, 2023, 2022 and 2021 are as follows:

	For the year ended December 31,
Depreciation, amortization and impairment by geography	2023	2022	2021
North America	(125,725)	(182,159)	(152,946)
South America	(77,855)	(80,039)	(57,214)
EMEA	(214,691)	(211,440)	(229,281)
Total	(418,271)	(473,638)	(439,441)

	For the year ended December 31,
Depreciation, amortization and impairment by business sectors	2023	2022	2021
Renewable energy	(398,394)	(434,042)	(432,138)
Efficient natural gas & heat	9,365	(5,430)	23,910
Transmission lines	(29,331)	(32,466)	(31,286)
Water	89	(1,700)	73
Total	(418,271)	(473,638)	(439,441)

Note 5.- Business combinations

For the year ended December 31, 2023

On March 1, 2023, the Company completed the process of transitioning the O&M services for the assets in Spain where Abengoa was still the supplier to an Atlantica’ subsidiary. This acquisition has been accounted for in these Consolidated Financial Statements in accordance with IFRS 3, Business Combinations. The O&M services are included within the Renewable energy sector and the EMEA geography.

The fair value of assets and liabilities consolidated at the effective acquisition date is shown in the following table:

Business combinations for the year ended December 31, 2023
Property, plant and equipment under IAS 16 (Note 6)	1,565
Intangible assets under IAS 38 (Note 6)	4,486
Inventories	1,646
Other current and non-current liabilities	(5,494)
Total net assets acquired at fair value	2,203
Asset acquisition – purchase price	(2,203)
Net result of business combinations	-

The purchase price equals the fair value of the net assets acquired.

The allocation of the purchase price is provisional as of December 31, 2023, and amounts indicated above may be adjusted during the measurement period to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized as of December 31, 2023. The measurement period will not exceed one year from the acquisition date.

The amount of revenue contributed by the acquisitions during 2023 to the Consolidated Financial Statements of the Company is nil, and the amount of loss after tax is $0.8 million. Had the acquisitions been consolidated from January 1, 2023, the consolidated statement of comprehensive income would not have included any additional revenue and additional loss after tax of $0.2 million.

For the year ended December 31, 2022

On January 17, 2022, the Company closed the acquisition of Chile TL4, a 63-mile transmission line and 2 substations in Chile for a total equity investment of $38.4 million. Atlantica has control over Chile TL4 under IFRS 10, Consolidated Financial Statements. The acquisition of Chile TL4 had been accounted for in these Consolidated Financial Statements in accordance with IFRS 3, Business Combinations. Chile TL4 is included within the Transmission Lines sector and the South America geography.

On April 4, 2022, the Company closed the acquisition of Italy PV 4, a 3.6 MW solar portfolio in Italy for a total equity investment of $3.7 million. Atlantica has control over Italy PV 4 under IFRS 10, Consolidated Financial Statements. The acquisition of Italy PV 4 had been accounted for in these Consolidated Financial Statements in accordance with IFRS 3, Business Combinations. Italy PV4 is included within the Renewable energy sector and the EMEA geography.

On September 2, 2022 the Company closed the acquisition of Chile PV 3, a 73 MW solar PV plant through its renewable energy platform in Chile for a total equity investment of $7.7 million. Atlantica has control over Chile PV 3 under IFRS 10, Consolidated Financial Statements. The acquisition of Chile PV 3 had been accounted for in these Consolidated Financial Statements in accordance with IFRS 3, Business Combinations, showing 65% of non-controlling interests. Chile PV 3 is included within the Renewable energy sector and the South America geography.

The fair value of assets and liabilities consolidated at the effective acquisition date is shown in aggregate on the basis that they are individually not significant in the following table:

Business combinations for the year ended December 31, 2022

Property, plant and equipment under IAS 16 (Note 6)	58,002
Rights of use under IFRS 16 (Lessee) or intangible assets under IAS 38 (Note 6)	16,993
Cash & cash equivalents	1,057
Other current assets	8,283
Non-current Project debt (Note 16)	(1,301)
Current Project debt (Note 16)	(148)
Other current and non-current liabilities	(18,919)
Non-controlling interest	(14,300)
Total net assets acquired at fair value	49,667
Asset acquisition – purchase price paid	(49,667)
Net result of business combinations	-

The purchase price equals the fair value of the net assets acquired.

The amount of revenue contributed by the acquisitions performed during 2022 to the Consolidated Financial Statements of the Company for the year 2022 was $6.2 million, and the amount of profit after tax was $1.7 million. Had the acquisitions been consolidated from January 1, 2022, the consolidated statement of comprehensive income would have included additional revenue of $4.8 million and additional profit after tax of $1.7 million.

In January, April and September 2023, the provisional period for the purchase price allocation of Chile TL 4, Italy PV 4 and Chile PV 3, respectively, closed, and did not result in significant adjustments to the initial amounts recognized.

Note 6.- Contracted concessional, PP&E and other intangible assets

The Company has assets recorded as intangible or financial assets in accordance with IFRIC 12, property plant and equipment in accordance with IAS 16 and right of use assets under IFRS 16 or intangible assets under IAS 38. For further details on the application of IFRIC 12 to assets of the Company, see Appendix III.

The following table shows the movements of assets included in the heading “Contracted Concessional, PP&E and other intangible assets” for 2023:

	Financial assets under IFRIC 12	Financial assets under IFRS 16 (Lessor)	Intangible assets under IFRIC 12	Right of use assets under IFRS 16 (Lessee) and intangible assets under IAS 38	Property, plant and equipment under IAS 16
Cost					Land	Technical installations	Total assets
Total as of January 1, 2023	818,170	2,787	8,845,151	120,308	137,767	938,799	10,862,982
Additions	-	-	27,531	4,409	62	50,805	82,807
Subtractions	-	-	-	(644)	-	(5,487)	(6,131)
Business combinations (Note 5)	-	-	-	4,486	-	1,565	6,051
Currency translation differences	5,025	(132)	84,060	4,756	1,515	19,847	115,071
Reclassification and other movements	(38,016)	-	348	17,632	-	(11,537)	(31,573)
Total cost, as of December 31, 2023	785,179	2,655	8,957,090	150,947	139,344	993,992	11,029,207

Depreciation, amortization and impairment	Financial assets under IFRIC 12	Financial assets under IFRS 16 (Lessor)	Intangible assets under IFRIC 12	Right of use assets under IFRS 16 (Lessee) and intangible assets under IAS 38	Property, plant and equipment under IAS 16
					Land	Technical installations	Total assets
Total as of January 1, 2023	(69,557)	-	(3,088,778)	(26,783)	-	(194,605)	(3,379,723)
Additions	-	-	(358,602)	(11,869)	-	(41,924)	(412,395)
Impairment charges	-	-	-	-	-	(16,079)	(16,079)
Reversal of impairment	13,378	-	-	-	-	-	13,378
Currency translation differences	(199)	-	(32,084)	(533)	-	(4,511)	(37,327)
Reclassification and other movements	-	-	-	372	-	6,834	7,206
Total depreciation, amortization and impairment, as of December 31, 2023	(56,378)	-	(3,479,464)	(38,813)	-	(250,285)	(3,824,940)

Total net book value, as of December 31, 2023	728,801	2,655	5,477,626	112,134	139,344	743,707	7,204,267

The increase in the contracted concessional assets cost is primarily due to the higher value of the Euro denominated assets since the exchange rate of the Euro increased against the U.S. dollar since December 31, 2022 and to the investments for the year in operating concessional assets and assets under development or construction. The increase in accumulated depreciation, amortization and impairment is primarily due to the amortization charge for the year and the impairment registered in Chile PV1 (see further explanation below).

The decrease included in “Reclassification and other movement” is mainly due to the reclassification from the long to the short term of the current portion of the contracted concessional financial assets.

The following table shows the movements of assets included in the heading “Contracted Concessional, PP&E and other intangible assets” for 2022:

	Financial assets under IFRIC 12	Financial assets under IFRS 16 (Lessor)	Intangible assets under IFRIC 12	Right of use assets under IFRS 16 (Lessee) and intangible assets under IAS 38	Property, plant and equipment under IAS 16
Cost					Land	Technical installations	Total assets
Total as of January 1, 2022	874,525	2,843	9,068,646	100,109	137,037	835,975	11,019,135
Additions	-	-	32,941	5,637	3,532	75,182	117,292
Subtractions	-	(57)	(499)	(1,510)	-	(8,495)	(10,561)
Business combinations (Note 5)	-	-	-	16,993	-	58,002	74,995
Currency translation differences	1,760	1	(258,735)	(4,446)	(2,802)	(21,090)	(285,312)
Reclassification and other movements	(58,115)	-	2,798	3,525	-	(775)	(52,567)
Total cost, as of December 31, 2022	818,170	2,787	8,845,151	120,308	137,767	938,799	10,862,982

	Financial assets under IFRIC 12	Financial assets under IFRS 16 (Lessor)	Intangible assets under IFRIC 12	Right of use assets under IFRS 16 (Lessee) and intangible assets under IAS 38	Property, plant and equipment under IAS 16
Depreciation, amortization and impairment					Land	Technical installations	Total assets
Total as of January 1, 2022	(62,889)	-	(2,769,345)	(21,578)	-	(143,755)	(2,997,567)
Additions	(6,560)	-	(357,401)	(6,865)	-	(43,414)	(414,240)
Impairment charges			(41,238)	-	-	(20,446)	(61,684)
Reversal of impairment	-	-	-	859	-	7,643	8,502
Currency translation differences	(108)	-	79,206	801	-	5,367	85,266
Total depreciation, amortization and impairment, as of December 31, 2022	(69,557)	-	(3,088,778)	(26,783)	-	(194,605)	(3,379,723)

Total net book value, as of December 31, 2022	748,613	2,787	5,756,373	93,525	137,767	744,194	7,483,259

The decrease in the contracted concessional assets cost was primarily due to the lower value of the Euro denominated assets since the exchange rate of the Euro decreased against the U.S. dollar since December 31, 2021, that more than offset the increase resulting from business combinations and the additions for the year that primarily corresponded to investments in operating concessional assets and assets under development or construction. The increase in accumulated depreciation, amortization and impairment was primarily due to the amortization charge for the year and the impairment registered in Solana, Chile PV1 and Chile PV2 (see further explanation below).

The decrease included in “Reclassification and other movement” was mainly due to the reclassification from the long to the short term of the current portion of the contracted concessional financial assets.

Solana triggering event of impairment

Considering the continued delays in the works and replacements that the Company was carrying out in the storage system at Solana and their impact on production in 2022, as well as an increase in the discount rate, the Company identified an impairment triggering event as of December 31, 2022, in accordance with IAS 36, Impairment of assets. As a result, an impairment test was performed using historical level of output (generation), which resulted in the recording of an impairment loss of $41 million in 2022.

The impairment was recorded within the line “Depreciation, amortization and impairment charges” of the consolidated profit and loss statement, decreasing the amount of intangible assets under IFRIC 12 pertaining to the Renewable energy sector and the North America geography. The recoverable amount considered was the value in use and amounted to $881 million for Solana, as of December 31, 2022.

No triggering event of impairment was identified in Solana as of December 31, 2023.

Chile PV1 and Chile PV2 triggering event of impairment

Considering that expected electricity prices in Chile over the remaining useful life of Chile PV1 and Chile PV2 further decreased in 2023, the Company identified an impairment triggering event as of December 31, 2023, in accordance with IAS 36, Impairment of assets. As a result, an impairment test has been performed which resulted in the recording of an impairment loss of $16 million for Chile PV1 ($8 million in 2022) and no impairment for Chile PV2 ($12 million in 2022).

The impairment has been recorded within the line “Depreciation, amortization and impairment charges” of the consolidated profit and loss statement, decreasing the amount of Property, plant and equipment under IAS 16 pertaining to the Renewable energy sector and the South America geography. The recoverable amount considered is the value in use and amounts to $40 million for Chile PV1 and $22 million for Chile PV2 as of December 31, 2023 ($58 million and $22 million respectively as of December 31,2022). A specific discount rate has been used in each year considering changes in the debt/equity leverage ratio over the useful life of the projects, resulting in the use of a range of pre-tax discount rate between 7.7% and 8.7% for Chile PV1 and 7.7% and 9.8% for Chile PV2 (between 7.5% and 8.4% for Chile PV1 and between 7.5% and 8.3% for Chile PV2 in 2022).

The value of the net assets contributed by Chile PV 1 and PV2 to these Consolidated Financial Statements, excluding non-controlling interest, is close to nil as of December 31, 2023.

An adverse change in the key assumptions which are individually used for the valuation could lead to future impairment recognition; specifically, a 5% decrease in electricity prices over the entire remaining useful life of these projects would generate an additional total impairment of approximately $3 million. An increase of 50 basis points in the discount rate would lead to an additional total impairment of approximately $2 million.

The Company did not identify any other triggering event of impairment of its contracted concessional, PP&E and other intangible assets as of December 31, 2023 and 2022.

Expected credit losses

The impairment provision based on the expected credit losses on contracted concessional financial assets, calculated in accordance with IFRS 9, Financial instruments, decreased by $13 million in the year ended December 31, 2023, primarily in ACT following an improvement of its client’s credit risk metrics (increased by $7 million in the year ended December 31, 2022, primarily in ACT).

Note 7.- Investments carried under the equity method

The table below shows the breakdown and the movement of the investments held in associates and joint ventures for 2023 and 2022:

Investments in associates and joint ventures	2023	2022
Initial balance	260,031	294,581
Share of profit	13,207	21,465
Distributions	(38,780)	(57,537)
New entities carried under the equity method	4,439	4,901
Investment in associates classified as held for sale during the year (Note 8)	(10,194)	-
Others (incl. currency translation differences)	1,604	(3,379)
Final balance	230,307	260,031

On October 30, 2023, the conditions to classify the investment in Pemcorp as held for sale were met. As a consequence, the book value of the equity investment held by Atlantica in Pemcorp of US$ 10.2 million is classified as held for sale in these Consolidated Financial Statements from that date (Note 8).

Other variations in investments carried under the equity method in 2023 are primarily due to:

-	Distributions:

In 2023, the Company received distributions from Amherst Island Partnership for $17.3 million ($20.9 million in 2022), distributions from Vento II for $16.1 million ($32.6 million in 2022) and distributions from Honaine for $5.4 million ($4.0 million in 2022). A significant portion of the distributions received from Amherst Island Partnership are distributed by the Company to Algonquin Power Co. (Note 14).

-	New entities carried under the equity method

On March 1, 2023, Atlantica sold part of its equity interest in the Colombian portfolio of renewable energy entities to a partner, which now holds a 50% equity interest. The Colombian portfolio of renewable energy entities includes the following entities: Atlantica – HIC Renovables S.A.S., SJ Renovables Sun 1 S.A.S., AC Renovables Sol 1 S.A.S., SJ Renovables Wind 1 S.A.S., PA Renovables Sol 1 S.A.S. and Atlantica Hidro Colombia S.A.S. Atlantica and the partner hold 50% of the shares each and have joint control over these entities in accordance with IFRS 11, Joint arrangements. As a result, the subsidiaries, which were previously fully consolidated showing 30% of non-controlling interest, are now recorded as an investment in joint ventures under the equity method in these Consolidated Financial Statements in accordance with IAS 28, Investments in Associates and Joint Ventures. The carrying amount of the non-controlling interests in these entities was derecognized at the date control was lost by Atlantica. Further to the sale of part of its equity interest, Atlantica recorded a gain of $4.6 million as Other operating income in the year 2023 (Note 22).

-	Share of profit

The profit decreases in 2023 compared to 2022 primarily due to a lower profit at Vento II resulting from lower production and a lower price at Lone Star II after its PPA expired in January 2023.

In November 2022, Atlantica closed the acquisition of a 49% interest, with joint control, in Chile PMGD, an 80 MW portfolio of solar PV assets in Chile, which is currently under construction (Note 1). Chile PMGD is accounted for in these Consolidated Financial Statements using the equity method as per IAS 28 – Investments in Associates and Joint ventures.

The tables below show a breakdown of stand-alone amounts of assets, revenues and profit and loss as well as other information of interest for the years 2023 and 2022 for the entities carried under the equity method:

Company	% Shares of the Company	Non- current assets	Current assets	Project debt	Other non- current liabilities	Other current liabilities	Revenue	Operating profit/ (loss)	Net profit/ (loss)	Investment under the equity method
2007 Vento II, LLC (1)	49.00	411,099	25,777	-	56,508	11,285	82,849	21,024	19,752	175,351
Windlectric Inc (2)	30.00	284,618	30,884	-	159,406	77,389	21,514	8,515	(2,157)	1,910
Myah Bahr Honaine, S.P.A.(3)	25.50	155,338	63,451	35,569	20,240	4,653	56,172	34,576	27,084	40,635
Akuo Atlantica PMGD Holding S.P.A. (4)	49.00	56,214	7,210	24,214	18,090	13,739	192	(75)	(83)	4,409
Colombian portfolio of renewable energy entities	50.00	9,092	4,970	-	9,872	956	-	(587)	1,920	4,754
Pectonex, R.F. Proprietary Limited	50.00	1,749	-	-	1	-	-	(149)	(149)	1,337
Evacuación Valdecaballeros, S.L.	57.16	15,839	1,005	-	13,538	159	878	(59)	(91)	807
Atlantica SailH2, S.L.	50.00	499	333	-	-	165	-	-	-	653
Evacuación Villanueva del Rey, S.L.	40.02	2,218	83	-	1,308	181	-	63	-	-
Liberty Infraestructuras S.L.	20.00	81	357	-	-	-	4	(46)	(68)	-
Fontanil Solar, S.L.U.	25.00	328	13	-	354	7	-	(1)	(18)	229
Murum Solar, S.L.U.	25.00	266	35	-	314	-	-	(1)	(15)	222
As of December 31, 2023										230,307

Company	% Shares of the Company	Non- current assets	Current assets	Project debt	Other non- current liabilities	Other current liabilities	Revenue	Operating profit/ (loss)	Net profit/ (loss)	Investment under the equity method
2007 Vento II, LLC (1)	49.00	435,029	14,198	-	57,596	11,515	103,362	42,662	40,992	181,735
Windlectric Inc (2)	30.00	278,504	3,338	-	167,519	43,227	24,996	10,560	(15)	18,935
Myah Bahr Honaine, S.P.A.(3)	25.50	150,623	66,246	43,579	18,902	4,257	55,267	33,374	26,768	42,128
Akuo Atlantica PMGD Holding S.P.A. (4)	49.00	14,814	2,828	-	8,755	326	-	-	(348)	4,450
Pemcorp SAPI de CV (5)	30.00	138,931	112,352	159,382	90,474	4,328	45,625	1,680	(17,747)	10,034
Pectonex, R.F. Proprietary Limited	50.00	2,045	-	-	-	1	-	(168)	(168)	1,411
Evacuación Valdecaballeros, S.L.	57.16	15,551	1,020	-	13,635	232	860	(60)	(89)	858
Evacuación Villanueva del Rey, S.L.	40.02	2,317	12	-	1,386	111	-	57	-	-
Liberty Infraestructuras S.L.	20.00	93	283	-	-	37	-	-	(22)	29
Fontanil Solar, S.L.U.	25.00	117	7	-	99	24	-	(1)	(2)	229
Murum Solar, S.L.U.	25.00	228	8	-	180	59	-	(1)	(5)	222
As of December 31, 2022										260,031

The Company has no control over Evacuación Valdecaballeros, S.L. as all relevant decisions of this company require the approval of a minimum of shareholders accounting for more than 75% of the shares.

None of the associated companies referred to above is a listed company.

(1) 2007 Vento II, LLC, is the holding company of a 596 MW portfolio of wind assets in the U.S., 49% owned by Atlantica since June 16, 2021, and accounted for under the equity method in these Consolidated Financial Statements. Share of profit of 2007 Vento II, LLC. included in these Consolidated Financial Statements amounts to $9.7 million in 2023 and $20.1 million in 2022.

(2) Windlectric Inc., the project entity, is 100% owned by Amherst Island Partnership which is accounted for under the equity method in these Consolidated Financial Statements.

(3) Myah Bahr Honaine, S.P.A., the project entity, is 51% owned by Geida Tlemcen, S.L. which is accounted for using the equity method in these Consolidated Financial Statements. Geida Tlemcen, S.L. is 50% owned by Atlantica. Share of profit of Myah Bahr Honaine S.P.A. included in these Consolidated Financial Statements amounts to $6.9 million in 2023 and $6.8 million in 2022.

(4) Akuo Atlantica PMGD Holding S.P.A. is the holding company of a 80 MW portfolio of solar PV assets in Chile, which is currently under construction, 49% owned by Atlantica, with joint control since November 2022 and accounted for under the equity method in these Consolidated Financial Statements.

(5) Pemcorp SAPI de CV, Monterrey´s project entity, is 100% owned by Arroyo Netherlands II B.V., which was accounted for under the equity method in the Consolidated Financial Statements as of December 31, 2022. Arroyo Netherlands II B.V. is 30% owned by Atlantica. The investment held by Atlantica in Pemcorp has been classified as held for sale in these Consolidated Financial (Note 8). Share of profit of Pemcorp SAPI de CV included in these Consolidated Financial Statements amounts to a $0.2 million profit in 2023 and a $5.3 million loss in 2022.

Note 8.- Assets held for sale

In 2023, the Atlantica´s partner in Monterrey initiated a process to sell its 70% stake in the asset. Such process is well advanced and, as part of it, Atlantica intends to sell its interest as well under the same terms. The net proceeds to Atlantica are expected to be in the range of $45 to $52 million, after tax. The transaction is subject to certain conditions precedent and final transaction closing and is expected to be completed in 2024.  On October 30, 2023, the conditions to classify the loan granted by Atlantica to Arroyo II and the investment in Pemcorp as held for sale were met. As a consequence, the book value of the equity investment held by Atlantica in Pemcorp of $10.2 million (Note 7) and the loan granted by Atlantica to Arroyo II of $18.5 million (Note 11) as of December 31, 2023, were classified as held for sale in these Consolidated Financial Statements since that date.

Share of profit in Pemcorp is not reflected since October 30, 2023, in these Consolidated Financial Statements according to IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. The loan granted by Atlantica to Arroyo II, shall continue to be measured in accordance with IFRS 9, at amortized cost, and the interests accrued classified as financial income in the profit and loss statement until closing of the sale occurs.

Note 9.- Financial instruments by category

Financial instruments, in addition to financial assets included within Contracted concessional, PP&E and other intangible assets disclosed in Note 6, are primarily deposits, derivatives, trade and other receivables and loans. Financial instruments by category (current and non-current), reconciled with the statement of financial position as of December 31, 2023 and 2022 are as follows:

	Notes	Amortized cost	Fair value through other comprehensive income	Fair value through profit or loss	Balance as of December 31, 2023
Derivative assets	10	-	-	61,697	61,697
Investment in Ten West Link		-	11,719	-	11,719
Financial assets under IFRIC 12 (short-term portion) (*)		177,407	-	-	177,407
Trade and other receivables	12	286,483	-	-	286,483
Cash and cash equivalents	13	448,301	-	-	448,301
Other financial assets		74,645	-	-	74,645
Total financial assets		986,836	11,719	61,697	1,060,252

Corporate debt (**)	15	1,084,838	-	-	1,084,838
Project debt (**)	16	4,319,260	-	-	4,319,260
Lease liabilities (non-current portion)	17	82,366	-	-	82,366
Trade and other current liabilities	18	141,713	-	-	141,713
Derivative liabilities	10	-	-	29,957	29,957
Total financial liabilities		5,628,177	-	29,957	5,658,134

	Notes	Amortized cost	Fair value through other comprehensive income	Fair value through profit or loss	Balance as of December 31, 2022
Derivative assets	10	-	-	97,381	97,381
Investment in Ten West Link		-	15,959	-	15,959
Financial assets under IFRIC 12 (short-term portion) (*)		186,841	-	-	186,841
Trade and other receivables	12	200,334	-	-	200,334
Cash and cash equivalents	13	600,990	-	-	600,990
Other financial assets		71,949	-	-	71,949
Total financial assets		1,060,114	15,959	97,381	1,173,454

Corporate debt (**)	15	1,017,200	-	-	1,017,200
Project debt (**)	16	4,553,052	-	-	4,553,052
Lease liabilities (non-current portion)	17	63,076	-	-	63,076
Trade and other current liabilities	18	140,230	-	-	140,230
Derivative liabilities	10	-	-	16,847	16,847
Total financial liabilities		5,773,558	-	16,847	5,790,405

(*) The long-term portion of Financial assets under IFRIC 12 is included within the line Contracted concessional, PP&E and other intangible assets (Note 6).
(**) The percentage of Corporate and Project debt at fixed interest or hedged is 94% and 92% respectively as of December 31, 2023 (96% and 92% respectively as of December 31, 2022).

Other financial assets as of December 31, 2023 and December 31, 2022 include, among others, loans to entities accounted for under the equity method in these Consolidated Financial Statements (Note 11) and restricted cash for repairs or scheduled major maintenance work.

Investment in Ten West Link is a 12.5% interest in a 114-mile transmission line in the U.S., currently under construction.

Note 10.- Derivative financial instruments

The breakdowns of the fair value amount of the derivative financial instruments as of December 31, 2023 and 2022 are as follows:

	Balance as of December 31, 2023		Balance as of December 31, 2022
	Assets	Liabilities	Assets	Liabilities
Interest rate cash flow hedge	60,102	29,163	94,192	12,159
Foreign exchange derivatives instruments	1,595	-	3,189	-
Notes conversion option (Note 15)	-	794	-	4,688
Total	61,697	29,957	97,381	16,847

The derivatives are primarily interest rate cash-flow hedges. Almost all of them are classified as non-current assets or non-current liabilities, as they hedge long-term financing agreements.

As stated in Note 3 to these Consolidated Financial Statements, the general policy is to hedge variable interest rates of financing agreements using two types of hedging derivatives:

-	Interest rate swaps under which the Company receives the floating leg and pays the fixed leg; and
-	Purchased call options (cap), in exchange of a premium to fix the maximum interest rate cost.

The notional amounts hedged, strikes contracted and maturities, depending on the characteristics of the debt on which the interest rate risk is being hedged, can be diverse. As of December 31, 2023, approximately 92% of the Project debt and 94% of the Corporate debt of the Company either has fixed interest rates or has been hedged with swaps or caps (92% and 96%, respectively, as of December 31, 2022).

The table below shows a breakdown of the maturities of notional amounts of interest rate cash flow hedge derivatives as of December 31, 2023 and 2022.

Notionals	Balance as of December 31, 2023		Balance as of December 31, 2022
	Assets	Liabilities	Assets	Liabilities
Up to 1 year	248,898	43,013	245,147	47,029
Between 1 and 2 years	279,215	95,701	310,393	102,476
Between 2 and 3 years	314,644	104,848	217,498	112,855
Subsequent years	523,564	264,563	659,186	280,016
Total	1,366,321	508,125	1,432,224	542,376

The table below shows a breakdown of the maturity of the fair values of interest rate cash flow hedge derivatives as of December 31, 2023 and 2022:

Fair value	Balance as of December 31, 2023		Balance as of December 31, 2022
	Assets	Liabilities	Assets	Liabilities
Up to 1 year	3,957	(1,740)	10,868	(991)
Between 1 and 2 years	10,124	(5,347)	17,860	(2,189)
Between 2 and 3 years	12,070	(5,848)	12,257	(2,851)
Subsequent years	33,951	(16,228)	53,207	(6,128)
Total	60,102	(29,163)	94,192	(12,159)

The net amount of the fair value of interest rate derivatives designated as cash flow hedges transferred to the consolidated profit and loss statement in 2023 is a profit of $27.1 million (loss of $38.2 million in 2022 and a loss of $58.3 million in 2021).

The after-tax result accumulated in equity in connection with derivatives designated as cash flow hedges at the years ended December 31, 2023 and 2022, amounts to a $308.0 million gain and a $345.6 million gain, respectively.

Additionally, the Company has currency options with leading international financial institutions, which guarantee minimum Euro-U.S. dollar exchange rates. The strategy of the Company is to hedge the exchange rate for the net distributions from its European assets after deducting euro-denominated interest payments and euro-denominated general and administrative expenses. Through currency options, the strategy of the Company is to hedge 100% of its euro-denominated net exposure for the next 12 months and 75% of its euro denominated net exposure for the following 12 months, on a rolling basis. Change in fair value of these foreign exchange derivatives instruments are directly recorded in the consolidated profit and loss statement.

Finally, the conversion option of the Green Exchangeable Notes issued in July 2020 (Note 15) is recorded as a derivative with a fair value (liability) of $0.8 million as of December 31, 2023 ($4.7 million as of December 31, 2022).

Note 11.- Related parties

The related parties of the Company are primarily Algonquin and its subsidiaries, non-controlling interests (Note 14), entities accounted for under the equity method (Note 7) and Directors and the Senior Management of the Company.

Details of balances with related parties as of December 31, 2023 and 2022 are as follows:

	As of December 31,	Receivables (current)	Receivables (non- current)	Payables (current)	Payables (non- current)
Entities accounted for under the equity method:
Arroyo Netherland II B.V (Note 8)	2023	18,448	-	-	-
	2022	1,097	17,006	-	-
Amherst Island Partnership	2023	5,817	-	-	-
	2022	-	-	-	-
Akuo Atlantica PMGD Holding	2023	-	16,677	-	-
	2022	-	504	-	-
Colombian assets portfolio	2023	-	13,578	34	-
	2022	-	-	-	-
Other	2023	21	148	-	-
	2022	127	-	-	-

Non controlling interest:
Algonquin	2023	-	-	5,683	-
	2022	-	-	4,762	-
JGC Corporation	2023	-	-	-	4,612
	2022	-	-	-	6,088
Other	2023	-	-	2,314	27
	2022	-	-	1,311	-

Other related parties:
Atlantica´s partner in Colombia (Note 7)	2023	918	-	-	-
	2022	-	-	-	-
Total	2023	25,204	30,403	8,031	4,639
	2022	1,224	17,510	6,073	6,088

Receivables with Arroyo Netherland II B.V, the holding company of Pemcorp SAPI de CV, Monterrey´s project entity, correspond to the loan that was granted at acquisition date of the project and accrues an interest of SOFR plus 6.31% with maturity date on November 25, 2027. As of December 31, 2023, the loan is classified as current receivable as it is accounted for as assets held for sale in these Consolidated Financial Statements (Note 8).

Current receivables with Amherst Island Partnership as of December 31, 2023 include a dividend to be collected by AYES Canada for $5.8 million.

Non-current receivables include a loan that accrues a fixed interest of 8.75% with Akuo Atlantica PMGD Holding S.P.A and a loan with the Colombian portfolio of renewable energy entities in which the Company has a 50% equity interest, which accrues a fixed interest of 8%.

Current payables primarily include the dividend to be paid by AYES Canada to Algonquin.

Non-current payables with JGC Corporation include a subordinated debt with Solacor 1 and Solacor 2 that accrues an interest of Euribor plus 2.5% and with maturity date in 2037.

Current receivables with the partner of the Company in Colombia include Atlantica´s pending purchase price payment to be received for the partial sale of its investment in the Colombian portfolio of renewable energy entities (Note 7).

The transactions carried out by entities included in these Consolidated Financial Statements with related parties for the years ended December 31, 2023, 2022 and 2021 have been as follows:

		Financial income	Financial expense	Operating income
Entities accounted for under the equity method:
Arroyo Netherland II B.V	2023	1,845	-	-
	2022	1,275	-	-
	2021	2,061	-	-
Akuo Atlantica PMGD Holding	2023	607	-	316
	2022	-	-	-
	2021	-	-	-
Colombian assets portfolio	2023	588	-	-
	2022	-	-	-
	2021	-	-	-
Other	2023	-	-	9
	2022	-	-	-
	2021	-	-	-
Non controlling interest:

Other	2023	-	(471)	-
	2022	23	(153)	-
	2021	8	(97)	-
Total	2023	3,040	(471)	325
	2022	1,298	(153)	-
	2021	2,069	(97)	-

The total amount of the remuneration received by the Board of Directors of the Company, including the CEO, amounts to $4.0 million in 2023 ($5.7 million in 2022), including $0.9 million of annual bonus ($0.9 million in 2022) and $1.0 million of long-term award vested in 2023 ($3.0 million in 2022). The decrease of the total remuneration in 2023 is mainly due to a decrease in the amount of share options exercised in 2023 compared to 2022, and to the decrease of Atlantica’s share price from the date of such awards being granted. Share options awarded in 2020 and 2021 under the incentive plans that vested in 2023 were underwater and thus not exercised. None of the directors received any pension remuneration in 2023 nor 2022.

Note 12.- Trade and other receivables

Trade and other receivable as of December 31, 2023 and 2022, consist of the following:

	Balance as of December 31,
	2023	2022
Trade receivables	213,345	125,437
Tax receivables	37,134	45,680
Prepayments	12,717	11,827
Other accounts receivable	23,287	17,390
Total	286,483	200,334

The increase in trade receivables is primarily due to collections pending from the Spanish state-owner regulator, Comision Nacional de los Mercados y de la Competencia or “CNMC” in the solar assets of the Company in Spain and from Pemex in ACT. The Company experienced delays in collections from Pemex, especially since the second half of 2019, which have been significant in certain quarters, including in the fourth quarter of 2023.

During the year 2022, in the assets in Spain, the Company collected revenue in line with the parameters corresponding to the regulation in place at the beginning of the year 2022, as the new parameters, reflecting lower revenue, became final on December 14, 2022. As a result, as of December 31, 2022, trade receivables in the assets in Spain were lower than usual. During the year 2023, collections at these assets in Spain were regularized.

As of December 31, 2023, and December 31, 2022, the fair value of trade and other receivables accounts does not differ significantly from its carrying amount.

Trade receivables in foreign currency as of December 31, 2023 and 2022, are as follows:

	Balance as of December 31,
	2023	2022
Euro	53,012	4,088
South African Rand	-	23,416
Chilean peso	4,431	5,037
Mexican peso	4,557	1,298
Other	4,376	2,676
Total	66,376	36,515

The increase in trade receivables in Euro is primarily due to collections pending from the CNMC. Trade receivables in South African Rand decreased due to the unscheduled outage in Kaxu since the end of September 2023 (Note 22).

Note 13.- Cash and cash equivalents

The following table shows the detail of Cash and cash equivalents as of December 31, 2023 and 2022:

	Balance as of December 31,
	2023	2022
Cash at bank and on hand - non restricted	271,329	393,430
Cash at bank and on hand - restricted	176,972	207,560
Total	448,301	600,990

Cash includes funds held to satisfy the customary requirements of certain non-recourse debt agreements within the Company´s projects (Note 16) amounting to $177 million as of December 31, 2023 ($208 million as of December 31, 2022).

The following breakdown shows the main currencies in which cash and cash equivalent balances are denominated:

	Balance as of December 31,
Currency	2023	2022
U.S. dollar	266,200	309,756
Euro	102,820	217,675
South African Rand	30,908	36,137
Mexican Peso	13,455	4,010
Algerian Dinar	21,168	24,727
Other	13,750	8,685
Total	448,301	600,990

Note 14.- Equity

As of December 31, 2023, the share capital of the Company amounts to $11,615,905 ($11,605,513 as of December 31, 2022) represented by 116,159,054 ordinary shares (116,055,126 shares as of December 31, 2022) fully subscribed and disbursed with a nominal value of $0.10 each, all in the same class and series. Each share grants one voting right.

Algonquin owns 42.2% of the shares of the Company and is its largest shareholder as of December 31, 2023. Algonquin’s voting rights and rights to appoint directors are limited to 41.5% and the difference between Algonquin´s ownership and 41.5% will vote replicating non-Algonquin’s shareholders’ vote.

The Company accounts for its existing long-term incentive plans granted to employees as equity-settled in accordance with IFRS 2, Share-based Payment when incentives are being settled in shares. During the year 2023, the Company issued 103,928 new shares (228,560 new shares during the year 2022) to its employees to settle a portion of these plans.

On February 28, 2022, the Company established a new “at-the-market program” which replaced its previous program, and entered into a distribution agreement with BofA Securities, MUFG and RBC Capital Markets, as its sales agents, under which the Company may offer and sell from time to time up to $150 million of its ordinary shares.  During the year 2023, the Company did not sell any shares under this program. During the year 2022, the Company sold 3,423,593 shares at an average market price of $33.57 pursuant to its distribution agreement, representing net proceeds of $114 million.

Atlantica´s reserves as of December 31, 2023 are made up of share premium account and capital reserves. The share premium account reduction by $250 million during the year 2023, increasing capital reserves by the same amount, was made effective upon the confirmation received on June 26, 2023 from the High Court in the UK, pursuant to the Companies Act 2006.

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

Non-controlling interest fully relate to interest held by JGC in Solacor 1 and Solacor 2, by Idae in Seville PV, by Itochu Corporation in Solaben 2 and Solaben 3, by Algerian Energy Company, SPA and Sacyr Agua S.L. in Skikda, by Algerian Energy Company, SPA in Tenes, by Industrial Development Corporation of South Africa (IDC) and Kaxu Community Trust in Kaxu, by Algonquin Power Co. in AYES Canada, and by partners of the Company in the Chilean renewable energy platform in Chile PV 1, Chile PV 2 and Chile PV 3.

Additional information of subsidiaries including material non-controlling interest as of December 31, 2023, and 2022, is disclosed in Appendix IV.

Dividends declared during the year 2023 and the first quarter of 2024 by the Board of Directors of the Company were as follows:

Declared	Payable	Amount ($) per share
February 29, 2024	March 22, 2024	0.445
November 7, 2023	December 15, 2023	0.445
July 31, 2023	September 15, 2023	0.445
May 4, 2023	June 15, 2023	0.445
February 28, 2023	March 25, 2023	0.445

Dividends declared during the year 2022 by the Board of Directors of the Company were as follows:

Declared	Payable	Amount ($) per share
November 8, 2022	December 15, 2022	0.445
August 2, 2022	September 15, 2022	0.445
May 5, 2022	June 15, 2022	0.44
February 25, 2022	March 25, 2022	0.44

In addition, the Company declared dividends and distributions in 2023 to non-controlling interest primarily to Algonquin (interest in Amherst through AYES Canada, see Note 7) for $16.6 million ($20.4 million in 2022), Itochu Corporation for $6.9 million ($3.5 million in 2022), Algerian Energy Company for $6.7 million ($5.4 million in 2022) and IDC and Kaxu Community Trust for $1.2 million ($5.8 million in 2022).

In 2023, Chile PV 3 received a capital contribution of $19.5 million from the financial partners (Non-controlling interest) through the renewable energy platform of the Company in Chile to install batteries in the asset (Note 1).

As of December 31, 2023 and December 31, 2022, there was no treasury stock and there have been no transactions with treasury stock during the years then ended.

Note 15.- Corporate debt

The breakdown of the corporate debt as of December 31, 2023 and 2022 is as follows:

	Balance as of December 31,
	2023	2022
Non-current	1,050,816	1,000,503
Current	34,022	16,697
Total Corporate debt	1,084,838	1,017,200

On July 20, 2017, the Company signed a credit facility (the “2017 Credit Facility”) for up to €10.0 million ($11.0 million), which is available in euros or U.S. dollars. Amounts drawn down accrue interest at a rate per year equal to EURIBOR plus 2% or SOFR plus 2%, depending on the currency, with a floor of 0% on the EURIBOR and SOFR. As of December 31, 2023, $9.9 million has been drawn down ($6.4 million as of December 31, 2022). As of December 31, 2022, the credit facility maturity was July 1, 2024. On August 7, 2023, the available amount under the 2017 Credit Facility has been increased to €15.0 million ($16.6 million) and the maturity extended to July 1, 2025.

On May 10, 2018, the Company entered into the Revolving Credit Facility for $215 million with a syndicate of banks. Amounts drawn down accrue interest at a rate per year equal to (A) for Eurodollar rate loans, Term SOFR, plus a Term SOFR Adjustment equal to 0.10% per annum, plus a percentage determined by reference to the leverage ratio of the Company, ranging between 1.60% and 2.25% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus ½ of 1.00%, (ii) the U.S. prime rate and (iii) Term SOFR plus 1.00%, in any case, plus a percentage determined by reference to the leverage ratio of the Company, ranging between 0.60% and 1.00%. Letters of credit may be issued using up to $100 million of the Revolving Credit Facility. Since then, the amount of the Revolving Credit Facility increased to $450 million. On May 30, 2023, the maturity was extended to December 31, 2025. On December 31, 2023, $55 million were drawn down ($30 million as of December 31, 2022). On December 31, 2023, the Company issued letters of credit for $17 million ($35 million as of December 31, 2022). As of December 31, 2023, therefore, $378 million of the Revolving Credit Facility were available ($385 million as of December 31, 2022).

On October 8, 2019, the Company filed a euro commercial paper program (the “Commercial Paper”) with the Alternative Fixed Income Market (MARF) in Spain. The program had an original maturity of twelve months and was extended for annual periods until October 2023. The program allowed Atlantica to issue short term notes over the next twelve months for up to €50 million ($55 million), with such notes having a tenor of up to two years. On November 21, 2023, the Company filed a new program that allows Atlantica to issue short term notes for up to €100 million, with such notes having a tenor of up to two years and the program maturity has been extended twelve months. As of December 31, 2023, the Company had €23.3 million ($25.7 million) issued and outstanding under the program at an average cost of 5.23% (€9.3 million, or $10.1 million, as of December 31, 2022).

On April 1, 2020, the Company closed the secured 2020 Green Private Placement for €290 million ($320 million). The private placement accrues interest at an annual 1.96% interest rate, payable quarterly and has a June 2026 maturity.

On July 8, 2020, the Company entered into the Note Issuance Facility 2020, a senior unsecured financing with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of  $155 million which is denominated in euros (€140 million). The Note Issuance Facility 2020 was issued on August 12, 2020, interest accrues at a rate per annum equal to the sum of the 3-month EURIBOR plus a margin of 5.25% with a floor of 0% for the EURIBOR, payable quarterly and has a maturity of seven years from the closing date. The Company initially entered into a cap at 0% for the EURIBOR with 3.5 years maturity and in December 2023, into a cap at 4% to hedge the variable interest rate risk with maturity on December 31, 2024.

On July 17, 2020, ASI Jersey Ltd, a subsidiary of the Company issued the Green Exchangeable Notes for $100 million in aggregate principal amount of 4.00% convertible bonds due in 2025. On July 29, 2020, the Company closed an additional $15 million aggregate principal amount of the Green Exchangeable Notes. The notes mature on July 15, 2025, and bear interest at a rate of 4.00% per annum. The initial exchange rate of the notes is 29.1070 ordinary shares per $1,000 principal amount of notes, which is equivalent to an initial exchange price of $34.36 per ordinary share. Noteholders may exchange their notes at their option at any time prior to the close of business on the scheduled trading day immediately preceding April 15, 2025, only during certain periods and upon satisfaction of certain conditions. On or after April 15, 2025, noteholders may exchange their notes at any time. Upon exchange, the notes may be settled, at the election of the Company, into Atlantica ordinary shares, cash or a combination thereof. The exchange rate is subject to adjustment upon the occurrence of certain events.

As per IAS 32, “Financial Instruments: Presentation”, the conversion option of the Green Exchangeable Notes is an embedded derivative classified within the line “Derivative liabilities” of these Consolidated Financial Statements (Note 10). It was initially valued at the transaction date for $10 million, and prospective changes to its fair value are accounted for directly through the profit and loss statement. This instrument is classified as Level 2 in the fair value hierarchy (Note 2.7) based on the observable inputs used for the calculation of its fair value. The valuation technique used is a Monte Carlo which uses regressions to estimate, given a stock price level, the continuation value of the instrument. The principal element of the Green Exchangeable Notes, classified within the line “Corporate debt” of these Consolidated  Financial Statements, is initially valued as the difference between the consideration received from the holders of the instrument and the value of the embedded derivative, and thereafter, at amortized cost using the effective interest method as per IFRS 9, Financial Instruments.

On May 18, 2021, the Company issued the Green Senior Notes due in 2028 in an aggregate principal amount of $400 million. The notes mature on May 15, 2028 and bear interest at a rate of 4.125% per annum payable on June 15 and December 15 of each year, commencing December 15, 2021.

On May 10, 2023, the Company entered into a senior unsecured $50 million line of credit with Export Development Canada with a 3-year maturity. Loan under the credit line accrues interest at a rate per annum equal to Term SOFR plus a percentage determined by reference to the leverage ratio of the Company, ranging between 2.46% and 3.11%, with a floor of 0.00% for the Term SOFR. The facility matures on May 25, 2026, and was fully available as of December 31, 2023.

Since 2020, the Company entered into loans with different banks as follows:

-	a €5 million ($5.5 million) loan on December 4, 2020, which accrues interest at a rate per year equal to 2.50%. The maturity date is December 4, 2025.
-	a €5 million ($5.5 million) loan on January 31, 2022, which accrues interest at a rate per year equal to 1.90%. The maturity date is January 31, 2026.
-	a €7 million ($7.7 million) loan on February 24, 2023, which accrues interest at a rate per year equal to 4.21%. The maturity date is February 24, 2028.

The repayment schedule for the corporate debt as of December 31, 2023 is as follows:

	2024	2025	2026	2027	2028	Total
2017 Credit Facility	13	9,876	-	-	-	9,889
Revolving Credit Facility	261	54,427	-	-	-	54,688
Commercial Paper	25,691	-	-	-	-	25,691
2020 Green Private Placement	174	-	318,668	-	-	318,842
2020 Note Issuance Facility	-	-	-	152,356	-	152,356
Green Exchangeable Notes	2,108	110,020	-	-	-	112,128
Green Senior Note	963	-	-	-	395,964	396,927
Other bank Loans	4,812	4,736	2,288	1,642	839	14,317
Total	34,022	179,059	320,956	153,998	396,803	1,084,838

The repayment schedule for the corporate debt as of December 31, 2022 was as follows:

	2023	2024	2025	2026	2027	Subsequent years	Total
2017 Credit Facility	8	6,423	-	-	-	-	6,431
Revolving Credit Facility	112	29,387	-	-	-	-	29,499
Commercial Paper	9,937	-	-	-	-	-	9,937
2020 Green Private Placement	423	-	-	308,389	-	-	308,812
2020 Note Issuance Facility	-	-	-	-	147,257	-	147,257
Green Exchangeable Notes	2,107	-	107,055	-	-	-	109,162
Green Senior Note	964	-	-	-	-	395,060	396,024
Other bank Loans	3,146	3,122	3,124	686	-	-	10,078
Total	16,697	38,932	110,179	309,075	147,257	395,060	1,017,200

The following table details the movement in corporate debt for the year 2023:

	Corporate debt - long term	Corporate debt - short term	Total
Balance as of December 31, 2022	1,000,503	16,697	1,017,200
Nominal increase	35,648	126,537	162,185
Nominal repayment	-	(115,891)	(115,891)
Interest payment	-	(40,573)	(40,573)
Total cash changes	35,648	(29,927)	5,721
Interest accrued	-	40,570	40,570
Currency translation differences	15,037	1,255	16,292
Other non-cash changes	5,055	-	5,055
Reclassifications	(5,427)	5,427	-
Total non-cash changes	14,665	47,252	61,917
Balance as of December 31, 2023	1,050,816	34,022	1,084,838

The following table details the movement in corporate debt for the year 2022:

	Corporate debt - long term	Corporate debt - short term	Total
Balance as of December 31, 2021	995,190	27,881	1,023,071
Nominal increase	35,574	65,566	101,140
Nominal repayment	(1,323)	(79,196)	(80,519)
Interest payment	-	(38,117)	(38,117)
Total cash changes	34,251	(51,747)	(17,496)
Interest accrued	-	38,321	38,321
Currency translation differences	(29,419)	(1,423)	(30,842)
Other non-cash changes	4,146	-	4,146
Reclassifications	(3,665)	3,665	-
Total non-cash changes	(28,938)	40,563	11,625
Balance as of December 31, 2022	1,000,503	16,697	1,017,200

Note 16.- Project debt

This note shows the project debt linked to the assets included in Note 6 of these Consolidated Financial Statements.

Project debt is generally used to finance contracted assets, exclusively using as a guarantee the assets and cash flows of the company or group of companies carrying out the activities financed. In most of the cases, the assets and/or contracts are set up as a guarantee to ensure the repayment of the related financing. In addition, the cash of the Company´s projects includes funds held to satisfy the customary requirements of certain non-recourse debt agreements and other restricted cash (Note 13) for an amount of $177 million as of December 31, 2023 ($208 million as of December 31, 2022).

The variations in 2023 of project debt have been the following:

	Project debt - long term	Project debt - short term	Total
Balance as of December 31, 2022	4,226,518	326,534	4,553,052
Nominal increase	213,232	-	213,232
Nominal repayment	(4,768)	(513,576)	(518,344)
Interest payment	-	(227,145)	(227,145)
Total cash changes	208,464	(740,721)	(532,257)
Interest accrued	-	227,418	227,418
Currency translation differences	28,808	7,150	35,958
Other non-cash changes	35,024	65	35,089
Reclassifications	(566,941)	566,941	-
Total non-cash changes	(503,109)	801,574	298,465
Balance as of December 31, 2023	3,931,873	387,387	4,319,260

The decrease in total project debt as of December 31, 2023, is primarily due to the repayment of project debt for the period in accordance with the financing arrangements.

The Company refinanced the Solaben 2&3 assets in March 2023, entering into two green senior euro-denominated loan agreements for the two assets with a syndicate of banks for a total amount of €198.0 million. The new project debt replaced the previous project loans for a similar amount and maturity was extended from December 2030 to June 2037.

Chile PV 1 and Chile PV 2, where the Company owns a 35% equity interest, were not able to maintain the minimum required cash in its debt service reserve account during the year 2023 due to low electricity prices, which represents an event of default as of December 31, 2023. As a result, although the Companies do not expect an acceleration of the debts to be declared by the credit entities, Chile PV 1 and Chile PV 2 did not have an unconditional right to defer the settlement of the debt for at least twelve months and the project debts, which amount to $50 million and $21 million as of December 31, 2023, respectively, were classified as current in these Consolidated Financial Statements in accordance with International Accounting Standards 1 (“IAS 1”), “Presentation of Financial Statements”.

The variations in 2022 of project debt were the following:

	Project debt - long term	Project debt - short term	Total
Balance as of December 31, 2021	4,387,674	648,519	5,036,193
Nominal repayment	(73,478)	(310,629)	(384,107)
Interest payment	-	(232,855)	(232,855)
Total cash changes	(73,478)	(543,484)	(616,962)
Interest accrued	-	230,237	230,237
Business combination (Note 5)	1,301	148	1,449
Currency translation differences	(119,068)	(18,040)	(137,108)
Other non-cash changes	39,161	82	39,243
Reclassifications	(9,072)	9,072	-
Total non-cash changes	(87,678)	221,499	133,821
Balance as of December 31, 2022	4,226,518	326,534	4,553,052

The decrease in total project debt as of December 31, 2022 was primarily due to:

-	the repayment of project debt for the period in accordance with the financing arrangements; and

-	the lower value of debt denominated in Euros given the depreciation of the Euro against the U.S. dollar since December 31, 2021.

As of December 31, 2021, Kaxu total debt was presented as current in the Consolidated Financial Statements of the Company, for an amount of $314 million, in accordance with International Accounting Standards 1 (“IAS 1”), “Presentation of Financial Statements”, as a result of the existence of a theoretical event of default under the Kaxu project finance agreement. Since March 31, 2022, the Company has again an unconditional right to defer the settlement of the debt for at least more than twelve months, and therefore the debt previously presented as current in these Consolidated Financial Statements was reclassified as non-current in accordance with the financing agreements.

The repayment schedule for project debt in accordance with the financing arrangements as of December 31, 2023, and assuming there would be no acceleration at the Chile PV 1 and Chile PV 2 debts as of December 31, 2023, is as follows and is consistent with the projected cash flows of the related projects:

2024		2025	2026	2027	2028	Subsequent years	Total
Interest payment	Nominal repayment
15,215	305,087	325,303	352,495	499,968	464,648	2,356,544	4,319,260

The repayment schedule for project debt in accordance with the financing arrangements was as follows and was consistent with the projected cash flows of the related projects:

2023		2024	2025	2026	2027	Subsequent years	Total
Interest payment	Nominal repayment
15,053	311,481	323,731	442,920	358,444	504,954	2,596,469	4,553,052

The equivalent in U.S. dollars of the foreign currency-denominated project debts held by the Company is as follows:

	Balance as of December 31,
Currency	2023	2022
Euro	1,571,369	1,633,790
South African Rand	233,854	277,492
Algerian Dinar	76,277	86,739
Total	1,881,500	1,998,021

All of the Company’s financing agreements have a carrying amount close to its fair value.

Note 17.- Grants and other liabilities

Grants and other liabilities as of December 31, 2023 and December 31, 2022 are as follows:

	Balance as of December 31,
	2023	2022
Grants	852,854	911,593
Other liabilities and provisions	380,954	340,920
Dismantling provision	155,279	140,595
Lease liabilities	82,366	63,076
Accruals on Spanish market prices differences	98,820	91,884
Other	44,489	45,365
Grant and other non-current liabilities	1,233,808	1,252,513

As of December 31, 2023, the amount recorded in Grants corresponds primarily to the ITC Grant awarded by the U.S. Department of the Treasury to Solana and Mojave for a total amount of $578 million ($610 million as of December 31, 2022), which was primarily used to fully repay the Solana and Mojave short-term tranche of the loan with the Federal Financing Bank. The amount recorded in Grants as a liability is progressively recorded as other operating income over the useful life of the asset.

The remaining balance of the “Grants” account corresponds to loans with interest rates below market rates for Solana and Mojave for a total amount of $273 million ($299 million as of December 31, 2022). Loans with the Federal Financing Bank guaranteed by the Department of Energy for these projects bear interest at a rate below market rates for these types of projects and terms. The difference between proceeds received from these loans and its fair value, is initially recorded as “Grants” in the consolidated statement of financial position, and subsequently recorded in “Other operating income” starting at the entry into operation of the plants.

Total amount of income for these two types of grants for Solana and Mojave is $58.5 million and $58.6 million for the years ended December 31, 2023 and 2022, respectively (Note 22).

The increase in other liabilities and provisions in 2023 is primarily due to the accretion expense recognized in the year when updating the present value of these liabilities.

The “Accruals on Spanish market prices differences” corresponds to the differences that occur in each financial year between revenue from the sale of energy at the estimated price determined by the Administration in Spain in accordance with the reasonable profitability scheme determined by law, and the revenue from the sale of energy at the actual average market price in the year. These market price differences are regularized through the compensation and adjustment of the parameters which serve as a basis for calculating the regulated revenue compensation to be received from the Administration in Spain over the remaining regulatory life of the solar assets of the Company to obtain the guaranteed profitability for each solar asset. Current portion amounts to $12.5 million as of December 31, 2023 and $11.9 million as of December 31, 2022 (Note 18).

The maturity of Other liabilities and provisions as of December 31, 2023 and 2022 is as follows:

As of December 31, 2023	Total	2024	2025	2026	2027	2028	Subsequent
Other liabilities and provisions	380,954	-	26,503	21,714	22,975	22,367	287,395
Total	380,954	-	26,503	21,714	22,975	22,367	287,395

As of December 31, 2022	Total	2023	2024	2025	2026	2027	Subsequent
Other liabilities and provisions	340,920	-	26,393	20,096	20,561	20,867	253,003
Total	340,920	-	26,393	20,096	20,561	20,867	253,003

Note 18.- Trade payables and other current liabilities

Trade payables and other current liabilities as of December 31, 2023 and 2022 are as follows:

	Balance as of December 31,
Item	2023	2022
Trade accounts payables	77,266	84,465
Accruals on Spanish market prices differences (Note 17)	12,475	11,936
Down payments from clients and other deferred income	16,905	11,169
Other accounts payables	35,067	32,660
Total	141,713	140,230

Trade accounts payables mainly relate to the operation and maintenance of the plants owned by the Company.

Nominal values of trade payables and other current liabilities are considered to approximately equal fair values and the effect of discounting them is not significant.

Note 19.- Income Tax

All the companies of Atlantica file income taxes according to the tax regulations in force in each country on an individual basis or under consolidation tax regulations.

The consolidated income tax has been calculated as an aggregation of income tax expenses/income of each individual company. In order to calculate the taxable income of the consolidated entities individually, the accounting result is adjusted for temporary and permanent differences, recording the corresponding deferred tax assets and liabilities. At each consolidated profit and loss statement date, a current tax asset or liability is recorded, representing income taxes currently refundable or payable. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates.

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

As of December 31, 2023, and 2022, the analysis of deferred tax assets and deferred tax liabilities is as follows:

Deferred tax assets	Balance as of December 31,
From	2023	2022
Net operating loss carryforwards (“NOL´s”)	478,179	442,415
Temporary tax non-deductible expenses	158,201	134,328
Derivatives financial instruments	6,855	3,461
Other	20,800	5,895
Total deferred tax assets	664,035	586,099

Deferred tax liabilities	Balance as of December 31,
From	2023	2022
Accelerated tax amortization	589,111	524,363
Other difference between tax and book value of assets	154,875	186,536
Derivatives financial instruments	12,989	19,034
Other	17,353	2,991
Total deferred tax liabilities	774,328	732,924

After offsetting deferred tax assets and deferred tax liabilities, where applicable, the resulting net amounts presented on the consolidated balance sheet are as follows:

Consolidated balance sheets classifications	Balance as of December 31,
	2023	2022
Deferred tax assets	160,995	149,656
Deferred tax liabilities	271,288	296,481
Net deferred tax liabilities	110,293	146,825

Most of the NOL´s recognized as deferred tax assets correspond to the entities in the U.S. for $310 million, South Africa for $46 million, Peru for $46 million, Chile for $38 million and Spain for $33 million as of December 31, 2023 ($278 million, $53 million, $46 million, $35 million and $28 million as of December 31, 2022, respectively).

As of December 31, 2023, deferred tax assets for non-deductible expenses are primarily due to the temporary limitation of financial expenses deductibles for tax purposes in the solar plants in Spain for $93 million and in the U.S. assets for $49 million ($94 million and $25 million as of December 31, 2022, respectively).

As of December 31, 2023, deferred tax liabilities for accelerated tax amortization are primarily in the U.S. assets for $339 million, the solar plants in Spain for $173 million and Kaxu for $55 million ($274 million, $173 million and $63 million as of December 31, 2022, respectively).

Deferred tax liabilities for other temporary differences between the tax and book value of contracted concessional assets relate primarily to the U.S. entities for $43 million, the Peruvian entities for $39 million, ACT for $34 million and the Chilean entities for $27 million as of December 31, 2023 ($51 million, $37 million, $56 million, and $27 million as of December 31, 2022, respectively).

In relation to tax losses carryforwards and deductions pending to be used recorded as deferred tax assets, the entities evaluate their recoverability projecting forecasted taxable result for the upcoming years and taking into account their tax planning strategy. Deferred tax liabilities reversals are also considered in these projections, as well as any limitation established by tax regulations in force in each tax jurisdiction. Therefore, the carrying amount of deferred tax assets is reviewed at each annual closing date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each annual closing date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered. In assessing the recoverability of deferred tax assets, Atlantica relies on projections of results over the useful life of the contracted concessional assets.

In addition, the Company has $448 million of unrecognized net operating loss carryforwards as of December 31, 2023 ($477 million as of December 31, 2022), as it considers it is not probable that future taxable profits will be available against which these unused tax losses can be utilized.

The movements in deferred tax assets and liabilities during the years ended December 31, 2023 and 2022 were as follows:

Deferred tax assets	Amount
As of December 31, 2021	172,268
Increase/(decrease) through the consolidated profit and loss statement	29,197
Increase/(decrease) through other consolidated comprehensive income (equity)	(46,344)
Currency translation differences and other	(5,465)
As of December 31, 2022	149,656
Increase/(decrease) through the consolidated profit and loss statement	7,327
Increase/(decrease) through other consolidated comprehensive income (equity)	2,207
Currency translation differences and other	1,805
As of December 31, 2023	160,995

Deferred tax liabilities	Amount
As of December 31, 2021	308,859
Increase/(decrease) through the consolidated profit and loss statement	(19,864)
Increase/(decrease) through other consolidated comprehensive income (equity)	17,608
Currency translation differences and other	(10,122)
As of December 31, 2022	296,481
Increase/(decrease) through the consolidated profit and loss statement	(27,055)
Increase/(decrease) through other consolidated comprehensive income (equity)	(5,830)
Currency translation differences and other	7,692
As of December 31, 2023	271,288

Details of income tax for the years ended December 31, 2023, 2022 and 2021 are as follows:

	For the year ended December 31,
	2023	2022	2021
Current tax	(35,172)	(39,372)	(51,016)
Deferred tax	34,382	49,061	14,796
- relating to the origination and reversal of temporary differences	34,382	49,061	14,796
Total income tax (expense)/income	(790)	9,689	(36,220)

The reconciliation between the theoretical income tax resulting from applying an average statutory tax rate to profit/(loss) before income tax and the actual income tax (expense)/income recognized in the consolidated profit and loss statements for the years ended December 31, 2023, 2022, and 2021, is as follows:

	For the year ended December 31,
	2023	2022	2021
Consolidated profit/(loss) before taxes	37,238	(11,776)	25,302
Average statutory tax rate	25%	25%	25%
Corporate income tax at average statutory tax rate	(9,310)	2,944	(6,326)
Income tax of associates, net	3,302	5,366	3,076
Differences in statutory tax rates	(4,270)	(4,296)	(3,359)
Unrecognized NOLs and deferred tax assets	(11,070)	(10,944)	(11,232)
Permanent differences	17,493	3,957	(4,052)
Other adjustments to taxable income and expense	3,065	12,662	(14,327)
Corporate income tax	(790)	9,689	(36,220)

For the year ended December 31, 2021, the overall effective tax rate was significantly different than the average statutory rate of 25% primarily due to unrecognized tax losses carryforwards, mainly in the UK entities and to provisions recorded for potential tax contingencies in some jurisdictions. The overall effective tax rate is closer to the average statutory rate of 25% for the years ended December 31, 2023 and 2022.

Uncertain tax positions as of December 31, 2023, 2022 and 2021 have been analyzed by the Company in accordance with IFRIC 23 (uncertainty over income tax treatments). As a result of this analysis, the Company concluded that the risk of the uncertainties is remote and accordingly, the expectation is that these uncertainties would have an insignificant effect on the Consolidated Financial Statements.

Note 20.- Commitments, third-party guarantees, contingent assets and liabilities

Contractual obligations

The following tables show the breakdown of the third-party commitments and contractual obligations as of December 31, 2023 and 2022:

2023	Total	2024	2025	2026	2027	2028	Subsequent

Corporate debt (Note 15)	1,084,838	34,022	179,059	320,956	153,998	396,803	-
Loans with credit institutions (Project debt) (Note 16)	3,393,767	265,649	273,015	298,527	443,503	406,282	1,706,791
Notes and bonds (Project debt) (Note 16)	925,493	54,653	52,288	53,968	56,465	58,366	649,753
Purchase commitments*	713,509	81,868	52,814	47,164	51,768	45,243	434,652
Accrued interest estimate during the useful life of loans	1,717,831	264,223	257,379	224,032	198,073	161,346	612,778

2022	Total	2023	2024	2025	2026	2027	Subsequent

Corporate debt (Note 15)	1,017,200	16,697	38,932	110,179	309,075	147,257	395,060
Loans with credit institutions (Project debt) (Note 16)	3,595,671	273,556	275,105	391,770	305,616	449,653	1,899,971
Notes and bonds (Project debt) (Note 16)	957,381	52,978	48,626	51,150	52,828	55,301	696,498
Purchase commitments*	823,856	96,847	99,597	54,747	51,058	56,852	464,755
Accrued interest estimate during the useful life of loans	1,821,915	264,626	248,794	229,142	203,961	179,386	696,006

* Purchase commitments include lease commitments for lease arrangements accounted for under IFRS 16 for $135.1 million as of December 31, 2023 ($112.0 million as of December 31, 2022), of which $9.4 million is due within one year and $125.7 million thereafter as of December 31, 2023 ($7.9 million due within one year and $104.1 million thereafter as of December 31, 2022).

Third-party guarantees

As of December 31, 2023, the sum of bank guarantees and surety bonds deposited by the subsidiaries of the Company as a guarantee to third parties (clients, financial entities and other third parties) amounted to $83.2 million ($88.0 million as of December 31, 2022). In addition, Atlantica Sustainable Infrastructure plc or other holding entities on its behalf had outstanding guarantees amounting to $239.8 million as of December 31, 2023 ($216.9 million as of December 31, 2022), which correspond mainly to guarantees provided to off-takers in PPAs, guarantees for debt service reserve accounts and guarantees for points of access for renewable energy projects.

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

In addition, during 2021 and 2022, several lawsuits were filed related to the February 2021 winter storm in Texas against among others Electric Reliability Council of Texas (ERCOT), two utilities in Texas and more than 230 individual power generators, including Post Oak Wind, LLC, the project company owner of Lone Star 2, one of the wind assets in Vento II where the Company currently has a 49% equity interest. The basis for the lawsuit is that the defendants failed to properly prepare for cold weather, including failure to implement measures and equipment to protect against cold weather, and failed to properly conduct their operations before and during the storm.

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

Note 21.- Employee benefit expenses

The table below shows the employee benefit expenses and the average number of employees for the years ended December 31, 2023, 2022 and 2021:

	For the year ended December 31,
	2023	2022	2021

Employee benefit expenses	104,083	80,232	78,758
Average number of employees	1,304	874	655

The increase in employee benefit expenses in 2023 and 2022 is primarily due to the internalization of operation and maintenance services in the solar assets in Spain during 2022 and 2023, and of Kaxu since February 2022.

Note 22.- Other operating income and expenses

The table below shows the detail of Other operating income and expenses for the years ended December 31, 2023, 2022 and 2021:

	For the year ended December 31,
Other operating income	2023	2022	2021

Grants	58,742	59,056	60,746
Insurance proceeds and other	35,731	21,726	13,925
Income from construction services for contracted concessional assets of the Company accounted for under IFRIC 12	6,614	-	-
Total	101,087	80,782	74,670

	For the year ended December 31,
Other operating expenses	2023	2022	2021
Raw materials and consumables used	(35,380)	(19,639)	(70,690)
Leases and fees	(14,403)	(11,512)	(9,332)
Operation and maintenance	(130,442)	(140,382)	(154,007)
Independent professional services	(30,656)	(38,894)	(39,177)
Supplies	(37,822)	(59,336)	(40,790)
Insurance	(41,087)	(45,756)	(45,429)
Levies and duties	(15,031)	(19,764)	(29,949)
Other expenses	(25,187)	(15,965)	(24,957)
Construction costs from construction services for contracted concessional assets of the Company accounted for under IFRIC 12	(6,614)	-	-
Total	(336,622)	(351,248)	(414,330)

Grants income mainly relate to ITC cash grants and implicit grants recorded for accounting purposes in relation to the FFB loans with interest rates below market rates in Solana and Mojave projects (Note 17).

Insurance proceeds and other includes $15.3 million of insurance income in 2023 related to an unscheduled outage in Kaxu further to a problem found in the turbine. The Company expects to receive compensation from the insurance company to cover part of the damage and business interruption of the plant. In addition, it includes a gain of $4.6 million related to the sale of part of Atlantica´s equity interest in the Colombian portfolio of renewable energy entities (Note 7).

Income and costs from construction services correspond to the projects ATN Expansion 3 and ATS Expansion 1, which are currently under construction. Given that these projects are included within the scope of IFRIC 12 (intangible assets), the Company has recorded the income and the cost of construction in the consolidated statement of profit or loss (Note 2.3.).

The decrease in other operating expenses in 2023 is primarily due to:

-
the internalization of the O&M services in the solar assets in Spain during 2022 and 2023. These services are now provided by employees of Atlantica, whose cost is classified within the line “Employee benefit expenses” of the profit and loss statement; and

-	the lower cost of supplies due to lower prices of electricity in the solar assets in Spain in 2023.

The decrease in other operating expenses in 2022, and specifically Raw materials and consumables used, was primarily due to a specific non-recurrent solar project of Rioglass which ended in October 2021.

Note 23.- Financial expense, net

The following table sets forth financial income and expense for the years ended December 31, 2023, 2022 and 2021:

	For the year ended December 31,
Financial income	2023	2022	2021
Interest income on deposits and current accounts	21,715	7,740	3,580
Interest income from loans and credits	2,942	1,299	2,066
Interest rates gains on derivatives: cash flow hedges	350	1,110	316
Total	25,007	10,149	5,962

	For the year ended December 31,
Financial expense	2023	2022	2021
Interest on loans and notes	(350,347)	(292,043)	(302,558)
Interest rates gains/(losses) on derivatives: cash flow hedges	26,598	(38,402)	(58,340)
Total	(323,749)	(330,445)	(360,898)

Interest income on deposits and current accounts increased in 2023 mostly due to higher remuneration of deposits resulting from higher interest rates.

Interest expense on loans and notes primarily include interest on corporate and project debt which increase in 2023 is primarily due to the increase in variable spot interest rates. Considering interest gains on hedge instruments of such loans and notes, total interest decreased in 2023 as in 2022, which is primarily due to the repayment of project and corporate debt in accordance with the financing arrangements.

Gains and losses from interest rate derivatives designated as cash flow hedges primarily correspond to transfers from equity to financial income or expense when the hedged item impacts the consolidated profit and loss statement. The decrease on losses and increase of gains in 2023 compared to 2022 and 2021 is due to an increase in the spot interest rates in 2023 and 2022 compared to the previous year, which implies lower interest payments or higher payments received from the derivatives instruments contracted.

Net exchange differences

Net exchange differences primarily correspond to realized and unrealized exchange gains and losses on transactions in foreign currencies as part of the normal course of the business of the Company, and to the change in fair value of caps hedging the net cash flows in Euros of the Company, which was largely stable in 2023 while it accounted for an income in 2022.

Other financial income/(expense), net

The following table sets out Other financial income/(expense), net for the years 2023, 2022 and 2021:

	For the year ended December 31,
Other financial income/(expense), net	2023	2022	2021
Other financial income	8,863	20,539	28,742
Other financial losses	(25,546)	(21,434)	(16,571)
Total	(16,683)	(895)	12,171

Other financial income in 2023 primarily include $3.9 million of income further to the change in the fair value of the conversion option of the Green Exchangeable Notes (Note 15) since December 2022, and $0.1 million of income for non-monetary change to the fair value of derivatives of Kaxu for which hedge accounting is not applied ($12.0 million and $6.2 million of income in 2022, respectively, and $9.2 million and $7.6 million of income in 2021, respectively).

Other financial losses primarily include guarantees and letters of credit, other bank fees and non-monetary interest expenses for updating the present value of provisions and other long-term liabilities reflecting the passage of time.

Note 24.- Earnings per share

Basic earnings per share have been calculated by dividing the profit/(loss) attributable to equity holders of the Company by the average number of outstanding shares.

Average number of outstanding diluted shares for the year 2023 have been calculated considering the potential issuance of 3,347,305 shares (3,347,305 shares as of December 31, 2022, and December 31, 2021) on the settlement of the Green Exchangeable Notes (Note 15) and the potential issuance of 217,418 shares (226,032 as of December 31, 2022 and 327,749 shares as of December 31, 2021) under the long-term incentive plans granted to employees. It also included the potential issuance of 596,681 shares to Algonquin for the year 2022 (725,041 shares as of December 31, 2021) under the agreement signed on August 3, 2021, according to which Algonquin has the option, on a quarterly basis, to subscribe such number of shares to maintain its percentage in Atlantica in relation to the use of the ATM program (Note 14).

	For the year ended December 31,
Item	2023	2022	2021
Profit/(loss) attributable to Atlantica	43,380	(5,443)	(30,080)
Average number of ordinary shares outstanding (thousands) - basic	116,152	114,695	111,008
Average number of ordinary shares outstanding (thousands) - diluted	119,720	118,865	115,408
Earnings per share for the year (US dollar per share) - basic	0.37	(0.05)	(0.27)
Earnings per share for the year (US dollar per share) - diluted (*)	0.37	(0.09)	(0.28)

(*) The potential ordinary shares related to the Green Exchangeable Notes and the long-term incentive plans granted to employees have not been considered in the calculation of diluted earnings per share for the year ended December 31, 2023, as they have an antidilutive effect. For the years ended December 31, 2022, and December 31, 2021, the potential ordinary shares related to the long-term incentive plans granted to employees and the ATM program have not been considered in the calculation of diluted earnings per share as they have an antidilutive effect.

Note 25.- Other information

25.1 Restricted Net assets

Certain of the consolidated entities are restricted from remitting certain funds to Atlantica Sustainable Infrastructure plc. as a result of a number of regulatory, contractual or statutory requirements. These restrictions are mainly related to standard requirements to maintain debt service coverage ratios and other requirements from the financing arrangements. At December 31, 2023, the accumulated amount of the temporary restrictions for the entire restricted term of these affiliates was $267 million.

The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 12-04 and concluded the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2023. Therefore, separate financial statements of Atlantica Sustainable Infrastructure, plc. do not have to be presented.

25.2 Subsequent events

On February 29, 2024, the Board of Directors of the Company approved a dividend of 0.445 per share, which is expected to be paid on March 22, 2024.

Appendices	Appendix I

Entities included in the Group as subsidiaries as of December 31, 2023

Company name	Project name	Registered address	% of interest	Business
ACT Energy México, S. de R.L. de C.V.	ACT	Santa Barbara (Mexico)	100.00	(2)
Agrisun, Srl.	Italy PV 1	Rome (Italy)	100.00	(3)
Alcala Sviluppo Solare S.r.l		Rovereto (Italy)	100.00	(3)
Atlantica Canada Inc.		Calgary (Canada)	100.00	(5)
Atlantica North America, LLC		Delaware (United States)	100.00	(5)
Atlantica Hystone S.L.U.		Seville (Spain)	100.00	(3)
Atlantica Infraestructura Sostenible, S.L.U		Seville (Spain)	100.00	(5)
Atlantica Perú, S.A.		Lima (Peru)	100.00	(5)
Atlantica Renewable Power Mexico de R.L. de C.V		Mexico D.F. (Mexico)	100.00	(5)
Atlantica Sustainable Infrastructure Jersey, Ltd		Jersey (United Kingdom)	100.00	(5)
Atlantica Newco Limited		Brentford (United Kingdom)	100.00	(5)
Atlantica DCR, LLC		Delaware (United States)	100.00	(5)
ASHUSA Inc.		Delaware (United States)	100.00	(5)
Atlantica South Africa (Pty) Ltd		Pretoria (South Africa)	100.00	(5)
Atlantica South Africa Operations Proprietary Limited Ltd		Upington (South Africa)	92.00	(3)
ASUSHI, Inc.		Delaware (United States)	100.00	(5)
Atlantica Holdings USA LLC		Tempe (United States)	100.00	(5)
Atlantica Energia Sostenibile Italia, Srl.		Rome (Italy)	100.00	(5)
Atlantica Colombia S.A.S.	La Sierpe	Bogota D.C. (Colombia)	100.00	(3)
Atlantica Chile SpA		Santiago de Chile (Chile)	100.00	(5)
Atlantica y Quartux Almacenamiento de Energía S.A.P.I. de C.V.		Mexico D.F. (Mexico)	88.00	(3)
Atlantica Solutions LLC		Tempe (United States)	100.00	(3)
ATN, S.A.	ATN	Lima (Peru)	100.00	(1)
ATN 4, S.A		Lima (Peru)	100.00	(1)
Atlantica Transmisión Sur, S.A.	ATS	Lima (Peru)	100.00	(1)
ACT Holdings, S.A. de C.V.		Mexico D.F. (Mexico)	100.00	(5)
Aguas de Skikda S.P.A.	Skikda	Dely Ibrahim (Algeria)	51.00	(4)
Arizona Solar One, LLC.	Solana	Delaware (United States)	100.00	(3)
ASI Operations LLC		Delaware (United States)	100.00	(3)
ASO Holdings Company, LLC.		Delaware (United States)	100.00	(5)
Atlantica Investment Ltd.		Brentford (United Kingdom)	100.00	(5)
AYES International UK Ltd		Brentford (United Kingdom)	100.00	(5)
Atlantica Energia Sostenible España, S.L.		Seville (Spain)	100.00	(5)
ATN 2, S.A.	ATN 2	Lima (Peru)	100.00	(1)
AY Holding Uruguay, S.A.		Montevideo (Uruguay)	100.00	(5)
Atlantica Yield Energy Solutions Canada Inc.		Vancouver (Canada)	10.00*	(5)
A&F PV Solar SAPI de C.V.		Mexico D.F. (Mexico)	70.00	(3)
Banitod, S.A.		Montevideo (Uruguay)	100.00	(5)
Befesa Agua Tenes, S.P.A.		Seville (Spain)	100.00	(5)
BPC US Wind Corporation, Inc.		Tempe (United States)	100.00	(5)
Cadonal, S.A.	Cadonal	Montevideo (Uruguay)	100.00	(3)
Calgary District Heating, Inc	Calgary	Vancouver (Canada)	100.00	(2)
Carpio Solar Inversiones, S.A.		Seville (Spain)	100.00	(5)
CGP Holding Finance, LLC	Coso	Delaware (United States)	100.00	(3)
Chile PV I	Chile PV I	Santiago de Chile (Chile)	35.00*	(3)
Chile PV II	Chile PV II	Santiago de Chile (Chile)	35.00*	(3)
Chile PV III	Chile PV III	Santiago de Chile (Chile)	35.00*	(3)
Coropuna Transmisión, S.A.		Lima (Peru)	100.00	(1)
Day Ahead Solar LLC		Tempe (United States)	100.00	(3)
Diamond FV S.R.L.		Rome (Italy)	100.00	(3)
Ecija Solar Inversiones, S.A.		Seville (Spain)	100.00	(5)
Energía Renovable Dalia 1 SA de CV		San Luis Potosi (Mexico)	51.00	(3)
Energía Renovable Dalia 2 SA de CV		San Luis Potosi (Mexico)	55.00	(3)
Energía Renovable Dalia 3 SA de CV		San Luis Potosi (Mexico)	53.50	(3)
Estrellada, S.A.	Melowind	Montevideo (Uruguay)	100.00	(3)
Extremadura Equity Investments Sárl.		Luxembourg (Luxembourg)	100.00	(5)
Fabroen Seconda S.r.l.		Rome (Italy)	85.00	(3)
Fotovoltaica Solar Sevilla, S.A.	Seville PV	Seville (Spain)	80.00	(3)
Geida Skikda, S.L.		Madrid (Spain)	67.00	(5)
Global Solar Participations Sarl		Luxembourg (Luxembourg)	100.00	(5)
Gold FV S.R.L.		Rome (Italy)	100.00	(3)
Helioenergy Electricidad Uno, S.A.	Helioenergy 1	Seville (Spain)	100.00	(3)
Helioenergy Electricidad Dos, S.A.	Helioenergy 2	Seville (Spain)	100.00	(3)
Helios I Hyperion Energy Investments, S.A.	Helios 1	Seville (Spain)	100.00	(3)
Helios II Hyperion Energy Investments, S.A.	Helios 2	Seville (Spain)	100.00	(3)
Helios 2, S.R.L	Italy PV 4	Rome (Italy)	100.00	(3)
Hidrocañete S.A.	Mini-Hydro	Lima (Peru)	100.00	(3)
Hornero ST, S.L.U.		Seville (Spain)	100.00	(3)
Hornero ST Dos, S.L.U		Seville (Spain)	100.00	(3)
Hypesol Energy Holding, S.L.		Seville (Spain)	100.00	(5)
Hypesol Solar Inversiones, S.A		Seville (Spain)	100.00	(5)
Kaxu Solar One (Pty) Ltd.	Kaxu	Gauteng (South Africa)	51.00	(3)
Logrosán Equity Investments Sárl.		Luxembourg (Luxembourg)	100.00	(5)
Logrosán Solar Inversiones, S.A.		Seville (Spain)	100.00	(5)
Logrosán Solar Inversiones Dos, S.L.		Seville (Spain)	100.00	(5)
Menhir Solar S.L.U.		Seville (Spain)	100.00	(3)
Mojave Solar Holdings, LLC.		Delaware (United States)	100.00	(5)
Mojave Solar LLC.	Mojave	Delaware (United States)	100.00	(3)
Montesejo Carda, S.R.L.	Italy PV 3	Rome (Italy)	100.00	(3)
Montesejo Pianno, S.R.L.	Italy PV 3	Rome (Italy)	100.00	(3)
Montesejo Poggio, S.R.L.	Italy PV 3	Rome (Italy)	100.00	(3)
Mordor ES1 LLC	Coso Batteries 1	Tempe (United States)	100.00	(3)
Mordor ES2 LLC	Coso Batteries 2	Tempe (United States)	100.00	(3)
Nesyla, S.A	Albisu	Montevideo (Uruguay)	100.00	(3)
Overnight Solar LLC		Arizona (United States)	100.00	(3)
Palmatir S.A.	Palmatir	Montevideo (Uruguay)	100.00	(3)
Palmucho, S.A.	Palmucho	Santiago de Chile (Chile)	100.00	(1)
Parque Fotovoltaico La Tolua S.A.S	La Tolua	Bogota D.C. (Colombia)	100.00	(3)
Parque Solar Tierra Linda, S.A.S	Tierra Linda	Bogota D.C. (Colombia)	100.00	(3)
Raitan ST1, S.L.U		Seville (Spain)	100.00	(3)
Re Sole, Srl.	Italy PV 2	Rome (Italy)	100.00	(3)
Rilados S.A		Montevideo (Uruguay)	100.00	(3)
Rio-Huan (Inner Mongolia) Solar Co., Ltd		Inner Mongolia (China)	55.00	(3)
Rioglass Services North America LLC		Delaware (Unites States)	100.00	(3)
Rioglass Servicios S.L.U.		Seville (Spain)	100.00	(3)
Rioglass Solar Holding, S.A.		Asturias (Spain)	100.00	(5)
Rioglass Solar SAU		Asturias (Spain)	100.00	(3)
Rioglass Solar Chile SpA		Antofagasta (Chile)	100.00	(3)
Rioglass Solar Internacional, S.A.		Brussels (Belgium)	100.00	(3)
Rioglass Solar Systems		Tel Aviv (Israel)	100.00	(3)
Rioglass Solar SCH, S.L		Seville (Spain)	100.00	(3)
Rioglass South Africa Pty Ltd		Upington (South Africa)	100.00	(3)
Rising Sun Inc.		Calgary (Canada)	100.00	(3)
RRHH Servicios Corporativos, S. de R.L. de C.V.		Santa Barbara (Mexico)	100.00	(5)
Sanlucar Solar, S.A.	PS-10	Seville (Spain)	100.00	(3)
Solaben Electricidad Uno S.A.	Solaben 1	Caceres (Spain)	100.00	(3)
Solaben Electricidad Dos S.A.	Solaben 2	Caceres (Spain)	70.00	(3)
Solaben Electricidad Tres S.A.	Solaben 3	Caceres (Spain)	70.00	(3)
Solaben Electricidad Seis S.A.	Solaben 6	Caceres (Spain)	100.00	(3)
Solaben Luxembourg S.A.		Luxembourg (Luxembourg)	100.00	(5)
Solacor Electricidad Uno, S.A.	Solacor 1	Seville (Spain)	87.00	(3)
Solacor Electricidad Dos, S.A.	Solacor 2	Seville (Spain)	87.00	(3)
Atlantica Corporate Resources, S.L		Seville (Spain)	100.00	(5)
Solar Processes, S.A.	PS-20	Seville (Spain)	100.00	(3)
Solnova Solar Inversiones, S.A.		Seville (Spain)	100.00	(5)
Solnova Electricidad, S.A.	Solnova 1	Seville (Spain)	100.00	(3)
Solnova Electricidad Tres, S.A.	Solnova 3	Seville (Spain)	100.00	(3)
Solnova Electricidad Cuatro, S.A.	Solnova 4	Seville (Spain)	100.00	(3)
Tenes Lilmiyah, S.P.A	Tenes	Dely Ibrahim (Algeria)	51.00	(4)
Transmisora Mejillones, S.A.	Quadra 1	Santiago de Chile (Chile)	100.00	(1)
Transmisora Melipeuco S.A.	Melipeuco	Santiago de Chile (Chile)	100.00	(1)
Transmisora Baquedano, S.A.	Quadra 2	Santiago de Chile (Chile)	100.00	(1)
Vernay S.A.		Montevideo (Uruguay)	70.00	(3)
White Rock Insurance (Europe) PCC Limited		Birkirkara (Malta)	100.00	(5)

(1)	Business sector: Transmission lines
(2)	Business sector: Efficient natural gas and heat
(3)	Business sector: Renewable energy
(4)	Business sector: Water
(5)	Holding Company
*	Atlantica has control over these entities under IFRS 10, Consolidated Financial Statements.

The Appendices are an integral part of the Notes to the Consolidated Financial Statements.

Entities included in the Group as subsidiaries as of December 31, 2022

Company name	Project name	Registered address	% of interest	Business
ACT Energy México, S. de R.L. de C.V.	ACT	Santa Barbara (Mexico)	100.00	(2)
AC Renovables Sol 1 S.A.S.		Bogota D.C. (Colombia)	70.00	(3)
Agrisun, Srl.	Italy PV 1	Rome (Italy)	100.00	(3)
Alcala Sviluppo Solare S.r.l		Rovereto (Italy)	99.00	(3)
Atlantica North America, LLC		Delaware (United States)	100.00	(5)
Atlantica Infraestructura Sostenible, S.L.U		Seville (Spain)	100.00	(5)
Atlantica Perú, S.A.		Lima (Peru)	100.00	(5)
Atlantica Renewable Power Mexico de R.L. de C.V		Mexico D.F. (Mexico)	100.00	(5)
Atlantica Sustainable Infrastructure Jersey, Ltd		Jersey (United Kingdom)	100.00	(5)
Atlantica Newco Limited		Brentford (United Kingdom)	100.00	(5)
Atlantica DCR, LLC		Delaware (United States)	100.00	(5)
Atlantica-HIC Renovables S.A.S.		Bogota D.C. (Colombia)	70.00	(3)
ASHUSA Inc.		Delaware (United States)	100.00	(5)
Atlantica South Africa (Pty) Ltd		Pretoria (South Africa)	100.00	(5)
Atlantica South Africa Operations Proprietary Limited Ltd		Upington (South Africa)	92.00	(3)
ASUSHI, Inc.		Delaware (United States)	100.00	(5)
Atlantica Hidro Colombia SPA		Bogota D.C. (Colombia)	15.00*	(3)
Atlantica Holdings USA LLC		Tempe (United States)	100.00	(5)
Atlantica Energia Sostenibile Italia, Srl.		Rome (Italy)	100.00	(5)
Atlantica Colombia S.A.S.		Bogota D.C. (Colombia)	100.00	(5)
Atlantica Chile SpA		Santiago de Chile (Chile)	100.00	(5)
Atlantica y Quartux Almacenamiento de Energía S.A.P.I. de C.V.		Mexico D.F. (Mexico)	60.00	(3)
Atlantica Solutions LLC		Tempe (United States)	100.00	(3)
ATN, S.A.	ATN	Lima (Peru)	100.00	(1)
ATN 4, S.A		Lima (Peru)	100.00	(1)
Atlantica Transmisión Sur, S.A.	ATS	Lima (Peru)	100.00	(1)
ACT Holdings, S.A. de C.V.		Mexico D.F. (Mexico)	100.00	(5)
Aguas de Skikda S.P.A.	Skikda	Dely Ibrahim (Algeria)	51.00	(4)
Arizona Solar One, LLC.	Solana	Delaware (United States)	100.00	(3)
ASI Operations LLC		Delaware (United States)	100.00	(3)
ASI Vento LLC		Tempe (United States)	100.00	(5)
ASO Holdings Company, LLC.		Delaware (United States)	100.00	(5)
Atlantica Investment Ltd.		Brentford (United Kingdom)	100.00	(5)
AYES International UK Ltd		Brentford (United Kingdom)	100.00	(5)
Atlantica Energia Sostenible España, S.L.		Seville (Spain)	100.00	(5)
ATN 2, S.A.	ATN 2	Lima (Peru)	100.00	(1)
AY Holding Uruguay, S.A.		Montevideo (Uruguay)	100.00	(5)
Atlantica Yield Energy Solutions Canada Inc.		Vancouver (Canada)	10.00*	(5)
A&F PV Solar SAPI de C.V.		Mexico D.F. (Mexico)	100.00	(3)
Banitod, S.A.		Montevideo (Uruguay)	100.00	(5)
Befesa Agua Tenes		Seville (Spain)	100.00	(5)
BPC US Wind Corporation, Inc.		Tempe (United States)	100.00	(5)
Cadonal, S.A.	Cadonal	Montevideo (Uruguay)	100.00	(3)
Calgary District Heating, Inc	Calgary	Vancouver (Canada)	100.00	(2)
Carpio Solar Inversiones, S.A.		Seville (Spain)	100.00	(5)
CGP Holding Finance, LLC	Coso	Delaware (United States)	100.00	(3)
Chile PV I	Chile PV I	Santiago de Chile (Chile)	35.00*	(3)
Chile PV II	Chile PV II	Santiago de Chile (Chile)	35.00*	(3)
Chile PV III	Chile PV III	Santiago de Chile (Chile)	35.00*	(3)
Coropuna Transmisión, S.A.		Lima (Peru)	100.00	(1)
Day Ahead Solar LLC		Tempe (United States)	100.00	(3)
Ecija Solar Inversiones, S.A.		Seville (Spain)	100.00	(5)
Energía Renovable Dalia 1 SA de CV		San Luis Potosi (Mexico)	51.00	(3)
Energía Renovable Dalia 2 SA de CV		San Luis Potosi (Mexico)	51.00	(3)
Energía Renovable Dalia 3 SA de CV		San Luis Potosi (Mexico)	51.00	(3)
Estrellada, S.A.	Melowind	Montevideo (Uruguay)	100.00	(3)
Extremadura Equity Investments Sárl.		Luxembourg (Luxembourg)	100.00	(5)
Fotovoltaica Solar Sevilla, S.A.	Seville PV	Seville (Spain)	80.00	(3)
Geida Skikda, S.L.		Madrid (Spain)	67.00	(5)
Global Solar Participations Sarl		Luxembourg (Luxembourg)	100.00	(5)
Helioenergy Electricidad Uno, S.A.	Helioenergy 1	Seville (Spain)	100.00	(3)
Helioenergy Electricidad Dos, S.A.	Helioenergy 2	Seville (Spain)	100.00	(3)
Helios I Hyperion Energy Investments, S.A.	Helios 1	Seville (Spain)	100.00	(3)
Helios II Hyperion Energy Investments, S.A.	Helios 2	Seville (Spain)	100.00	(3)
Helios 2, S.R.L	Italy PV 4	Rome (Italy)	100.00	(3)
Hidrocañete S.A.	Mini-Hydro	Lima (Peru)	100.00	(3)
Hypesol Energy Holding, S.L.		Seville (Spain)	100.00	(5)
Hypesol Solar Inversiones, S.A		Seville (Spain)	100.00	(5)
Kaxu Solar One (Pty) Ltd.	Kaxu	Gauteng (South Africa)	51.00	(3)
Logrosán Equity Investments Sárl.		Luxembourg (Luxembourg)	100.00	(5)
Logrosán Solar Inversiones, S.A.		Seville (Spain)	100.00	(5)
Logrosán Solar Inversiones Dos, S.L.		Seville (Spain)	100.00	(5)
Mojave Solar Holdings, LLC.		Delaware (United States)	100.00	(5)
Mojave Solar LLC.	Mojave	Delaware (United States)	100.00	(3)
Montesejo Pianno, S.R.L.	Italy PV 3	Rome (Italy)	100.00	(3)
Mordor ES1 LLC		Tempe (United States)	100.00	(3)
Mordor ES2 LLC		Tempe (United States)	100.00	(3)
Nesyla, S.A	Albisu	Montevideo (Uruguay)	100.00	(3)
Overnight Solar LLC		Arizona (United States)	100.00	(3)
Palmatir S.A.	Palmatir	Montevideo (Uruguay)	100.00	(3)
Palmucho, S.A.	Palmucho	Santiago de Chile (Chile)	100.00	(1)
PA Renovables Sol 1 S.A.S.		Bogota D.C. (Colombia)	70.00	(3)
Parque Fotovoltaico La Tolua S.A.S	La Tolua	Bogota D.C. (Colombia)	100.00	(3)
Parque Solar Tierra Linda, S.A.S	Tierra Linda	Bogota D.C. (Colombia)	100.00	(3)
Parque Fotovoltaico La Sierpe S.A.S	La Sierpe	Bogota D.C. (Colombia)	100.00	(3)
Re Sole, Srl.	Italy PV 2	Rome (Italy)	100.00	(3)
Rilados S.A		Montevideo (Uruguay)	100.00	(3)
Rioglass Solar Holding, S.A.		Asturias (Spain)	100.00	(3)
RRHH Servicios Corporativos, S. de R.L. de C.V.		Santa Barbara (Mexico)	100.00	(5)
Sanlucar Solar, S.A.	PS-10	Seville (Spain)	100.00	(3)
SJ Renovables Sun 1 S.A.S.		Bogota D.C. (Colombia)	70.00	(3)
SJ Renovables Wind 1 S.A.S.		Bogota D.C. (Colombia)	70.00	(3)
Solaben Electricidad Uno S.A.	Solaben 1	Caceres (Spain)	100.00	(3)
Solaben Electricidad Dos S.A.	Solaben 2	Caceres (Spain)	70.00	(3)
Solaben Electricidad Tres S.A.	Solaben 3	Caceres (Spain)	70.00	(3)
Solaben Electricidad Seis S.A.	Solaben 6	Caceres (Spain)	100.00	(3)
Solaben Luxembourg S.A.		Luxembourg (Luxembourg)	100.00	(5)
Solacor Electricidad Uno, S.A.	Solacor 1	Seville (Spain)	87.00	(3)
Solacor Electricidad Dos, S.A.	Solacor 2	Seville (Spain)	87.00	(3)
Atlantica Corporate Resources, S.L		Seville (Spain)	100.00	(5)
Solar Processes, S.A.	PS-20	Seville (Spain)	100.00	(3)
Solnova Solar Inversiones, S.A.		Seville (Spain)	100.00	(5)
Solnova Electricidad, S.A.	Solnova 1	Seville (Spain)	100.00	(3)
Solnova Electricidad Tres, S.A.	Solnova 3	Seville (Spain)	100.00	(3)
Solnova Electricidad Cuatro, S.A.	Solnova 4	Seville (Spain)	100.00	(3)
Tenes Lilmiyah, S.P.A	Tenes	Dely Ibrahim (Algeria)	51.00	(4)
Transmisora Mejillones, S.A.	Quadra 1	Santiago de Chile (Chile)	100.00	(1)
Transmisora Melipeuco S.A.	Melipeuco	Santiago de Chile (Chile)	100.00	(1)
Transmisora Baquedano, S.A.	Quadra 2	Santiago de Chile (Chile)	100.00	(1)
White Rock Insurance (Europe) PCC Limited		Birkirkara (Malta)	100.00	(5)

(1)	Business sector: Transmission lines
(2)	Business sector: Efficient natural gas and heat
(3)	Business sector: Renewable energy
(4)	Business sector: Water
(5)	Holding Company
*	Atlantica has control over these entities under IFRS 10, Consolidated Financial Statements.

The Appendices are an integral part of the Notes to the Consolidated Financial Statements.

Appendices	Appendix II

Investments recorded under the equity method as of December 31, 2023

Company name	Project name	Registered address	% of interest	Business
AC Renovables Sol 1 S.A.S		Bogota D.C. (Colombia)	50.0	(3)
Akuo Atlantica PMGD Holding	Chile PMGD	Santiago de Chile (Chile)	49.0	(3)
Amherst Island Partnership	Windlectric	Ontario (Canada)	30.0	(3)
Atlantica - HIC Renovables S.A.S.		Bogota D.C. (Colombia)	50.0	(3)
Atlantica Hidro Colombia, S.A.S.		Bogota D.C. (Colombia)	50.0	(3)
Atlantica SailH2, S.L.		Seville (Spain)	50.0	(3)
Ecorer S.A.C.		Lima (Peru)	50.0	(3)
Evacuacion Valdecaballeros, S.L.		Caceres (Spain)	57.2	(3)
Evacuación Villanueva del Rey, S.L.		Seville (Spain)	40.0	(3)
Fontanil Solar S.L.		Albacete (Spain)	25.0	(3)
Geida Tlemcen S.L.	Honaine	Madrid (Spain)	50.0	(4)
Liberty Infraestructuras, S.L.		Seville (Spain)	20.0	(3)
Murum Solar, S.L.		Murcia (Spain)	25.0	(3)
PA Renovables Sol 1 S.A.S.		Bogota D.C. (Colombia)	50.0	(3)
Pectonex R.F.		Pretoria (South Africa)	50.0	(3)
SJ Renovables Sun 1 S.A.S.		Bogota D.C. (Colombia)	50.0	(3)
SJ Renovables Wind 1 S.A.S.		Bogota D.C. (Colombia)	50.0	(3)
2007 Vento II, LLC.	Vento II	Delaware (United States)	49.0	(3)

(1)	Business sector: Transmission lines
(2)	Business sector: Efficient natural gas and heat
(3)	Business sector: Renewable energy
(4)	Business sector: Water
(5)	Holding Company

The Appendices are an integral part of the Notes to the Consolidated Financial Statements.

Investments recorded under the equity method as of December 31, 2022

Company name	Project name	Registered address	% of interest	Business
Akuo Atlantica PMGD Holding	Chile PMGD	Santiago de Chile (Chile)	49.0	(3)
Amherst Island Partnership	Windlectric	Ontario (Canada)	30.0	(3)
Arroyo Energy Netherlands II B.V.	Monterrey	Amsterdam (Netherlands)	30.0	(2)
Evacuacion Valdecaballeros, S.L.		Caceres (Spain)	57.2	(3)
Evacuación Villanueva del Rey, S.L.		Seville (Spain)	40.0	(3)
Fontanil Solar S.L.		Albacete (Spain)	25.0	(3)
Geida Tlemcen S.L.	Honaine	Madrid (Spain)	50.0	(4)
Liberty Infraestructuras, S.L.		Seville (Spain)	20.0	(3)
Murum Solar, S.L.		Murcia (Spain)	25.0	(3)
Pectonex R.F.		Pretoria (South Africa)	50.0	(3)
2007 Vento II, LLC.	Vento II	Delaware (United States)	49.0	(3)

(1)	Business sector: Transmission lines
(2)	Business sector: Efficient natural gas and heat
(3)	Business sector: Renewable energy
(4)	Business sector: Water
(5)	Holding Company

The Appendices are an integral part of the Notes to the Consolidated Financial Statements.

Appendices	Appendix III-1

Assets subject to the application of IFRIC 12 interpretation based on the concession of services as of December 31, 2023 and 2022

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

Palmatir

Palmatir is an on-shore wind farm facility in Uruguay with nominal installed capacity of 50 MW. Palmatir has 25 wind turbines and each turbine has a nominal capacity of 2 MW. UTE, Uruguay’s state-owned electricity company, has agreed to purchase all energy produced by Palmatir pursuant to a 20-year PPA. UTE pays a fixed-price tariff per MWh under the PPA, which is denominated in U.S. dollars and is partially adjusted in January of each year according to a formula based on inflation.

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

The Pemex CSA is denominated in U.S. dollars. The price is a fixed tariff and is adjusted annually, part of it according to inflation and part according to a mechanism agreed in the contract that on average over the life of the contract reflects expected inflation. The components of the price structure and yearly adjustment mechanisms were prepared by Pemex and provided to bidders as part of the request for proposal documents.

ATS

ATS is a 569 miles transmission line located in Peru wholly owned by the Company. ATS is part of the Guaranteed Transmission System and comprises several sections of transmission lines and substations. ATS reached COD in 2014. In July 2023, the Company started construction of ATS Expansion 1 project, consisting in the reinforcement of two existing substation with new equipment. The expansion will be part of the existing concession contract and is expected to enter in operation in 2025.

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

ATN

ATN is a 365 miles transmission line located in Peru wholly owned by the Company, which is part of the Guaranteed Transmission System and comprises several sections of transmission lines and substations. ATN reached COD in 2011. On December 28, 2018, ATN S.A. completed the acquisition of a power substation and two small transmission lines to connect its line to the Shahuindo (ATN expansion 1) mine located nearby. In October 2019, the Company also closed the acquisition of ATN Expansion 2. In July 2022 the Company closed a transmission service agreement that allows to build a substation and a 2.4-miles transmission line connected to ATN transmission line serving a new mine in Peru (ATN Expansion 3), which is expected to enter in operation in 2024.

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

The laws and regulations of Peru establish the key parameters of the concession contract, the price indexation mechanism, the rights and obligations of the operator and the procedures that have to be followed in order to fix the applicable tariff, which occurs through a regulated bidding process. Once the bidding process is complete and the operator is granted the concession, the pricing of the power transmission service is established in the concession agreement. ATN has a 30-year concession agreement with a fixed-price tariff base denominated in U.S. dollars that is adjusted annually after COD of each line, in accordance with the U.S. Finished Goods Less Food and Energy Index published by the U.S. Department of Labor. In addition, both ATN Expansion 1 and ATN Expansion 2 have 20-year PPAs denominated in U.S. dollars. ATN Expansion 3 has a 17-year transmission service agreement denominated in U.S. dollars.

ATN 2

ATN 2, is an 81 miles transmission line located in Peru wholly owned by the Company, which is part of the Complementary Transmission System. ATN 2 reached COD in June 2015.

The Client is Las Bambas Mining Company.

The ATN 2 Project has a 18-year contract period, after that, ATN 2 assets will remain as property of the SPV allowing ATN 2 to potentially sign a new contract. The ATN 2 Project has a fixed-price tariff base denominated in U.S. dollars, partially adjusted annually in accordance with the U.S. Finished Goods Less Food and Energy Index as published by the U.S. Department of Labor. The receipt of the tariff base is independent from the effective utilization of the transmission lines and substations related to the ATN 2 Project. The tariff base is intended to provide the ATN 2 Project with consistent and predictable monthly revenues sufficient to cover the ATN 2 Project’s operating costs and debt service and to earn an equity return. Peruvian law requires the existence of a definitive concession agreement to perform electricity transmission activities where the transmission facilities cross public land or land owned by third parties. On May 31, 2014, the Ministry of Energy granted the project a definitive concession agreement to the transmission lines of the ATN 2 Project.

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

As part of the SING, Quadra 1 and Quadra 2 and the service they provide are regulated by several regulatory bodies, in particular: the Superintendent’s office of Electricity and Fuels (SEC), the Economic Local Dispatch Center (CDEC), the National Board of Energy (CNE) and the National Environmental Board (CONAMA) and other environmental regulatory bodies.

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

Honaine has a capacity of 7 M ft3 per day of desalinated water and it is under operation since July 2012.

The water purchase agreement is a 25-year take-or-pay contract with Sonatrach / ADE. The tariff structure is based upon plant capacity and water production, covering variable cost (water cost plus electricity cost). Tariffs are adjusted monthly based on the indexation mechanisms that include local inflation, U.S. inflation and the exchange rate between the U.S. dollar and local currency.

Tenes

Tenes is a water desalination plant located in Algeria. Befesa Agua Tenes has a 51% stake in Ténès Lilmiyah SpA. The remaining 49% is owned by AEC.

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

Appendices	Appendix III-2

Assets subject to the application of IFRIC 12 interpretation based on the concession of services as of December 31, 2023

Project name	Country	Status(1)	% of Nominal Share(2)	Period of Concession (4)(5)	off-taker(7)	Financial/ Intangible(3)	Assets/ Investment		Accumulated Amortization	Operating Profit/ (Loss)(8)		Arrangement Terms (price)	Description of the Arrangement
Renewable energy:
Solana	USA	(O)	100.0	30 Years	APS	(I)	1,904,464		(718,410)	32,723		Fixed price per MWh with annual increases of 1.84% per year	30-year PPA with APS regulated by ACC
Mojave	USA	(O)	100.0	25 Years	PG&E	(I)	1,581,518		(559,300)	50,164		Fixed price per MWh without any indexation mechanism	25-year PPA with PG&E regulated by CPUC and CAEC
Palmatir	Uruguay	(O)	100.0	20 Years	UTE, Uruguay Administration	(I)	147,934		(71,074)	5,454		Fixed price per MWh in USD with annual increases based on inflation	20-year PPA with UTE, Uruguay state-owned utility
Cadonal	Uruguay	(O)	100.0	20 Years	UTE, Uruguay Administration	(I)	122,013		(55,724)	3,272		Fixed price per MWh in USD with annual increases based on inflation	20-year PPA with UTE, Uruguay state-owned utility
Melowind	Uruguay	(O)	100.0	20 Years	UTE, Uruguay Administration	(I)	136,089		(51,197)	5,141		Fixed price per MWh in USD with annual increases based on inflation	20-year PPA with UTE, Uruguay state-owned utility

Solaben 2	Spain	(O)	70.0	25 Years	Kingdom of Spain	(I)	307,766		(114,598)	5,534		Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solaben 3	Spain	(O)	70.0	25 Years	Kingdom of Spain	(I)	306,228		(115,252)	5,555		Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solacor 1	Spain	(O)	87.0	25 Years	Kingdom of Spain	(I)	310,841		(122,549)	3,970		Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solacor 2	Spain	(O)	87.0	25 Years	Kingdom of Spain	(I)	324,096		(126,518)	3,028		Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solnova 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	310,660		(142,585)	6,267		Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solnova 3	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	290,380		(129,102)	7,914		Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solnova 4	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	271,494		(120,218)	8,141		Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain

Helios 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	315,215		(118,604)	3,645		Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Helios 2	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	307,195		(113,976)	3,417		Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Helioenergy 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	300,569		(117,465)	7,826		Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Helioenergy 2	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	301,317		(115,295)	7,556		Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solaben 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	305,396		(104,265)	6,581		Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solaben 6	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	302,681		(103,057)	6,984		Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Kaxu	South Africa	(O)	51.0	20 Years	Eskom	(I)	464,692		(188,089)	23,414		Take or pay contract for the purchase of electricity up to the contracted capacity from the facility.	20-year PPA with Eskom SOC Ltd. With a fixed price formula in local currency subject to indexation to local inflation

Efficient natural gas &heat:
ACT	Mexico	(O)	100.0	20 Years	Pemex	(F)	477,650		-	98,468		Fixed price to compensate both investment and O&M costs, established in USD and adjusted annually partially according to inflation and partially according to a mechanism agreed in contract	20-year Services Agreement with Pemex, Mexican oil & gas state-owned company

Transmission lines:
ATS	Peru	(O)	100.0	30 Years	Republic of Peru	(I)	534,332		(175,380)	34,602		Tariff fixed by contract and adjusted annually in accordance with the US Finished Goods Less Food and Energy inflation index	30-year Concession Agreement with the Peruvian Government
ATN	Peru	(O)	100.0	30 Years	Republic of Peru	(I)	366,654		(142,906)	13,186		Tariff fixed by contract and adjusted annually in accordance with the US Finished Goods Less Food and Energy inflation index	30-year Concession Agreement with the Peruvian Government
ATN 2	Peru	(O)	100.0	18 Years	Las Bambas Mining	(F)	74,423		-	11,957		Fixed-price tariff base denominated in U.S. dollars with Las Bambas	18 years purchase agreement
Quadra I	Chile	(O)	100.0	21 Years	Sierra Gorda	(F)	35,852		-	7,255		Fixed price in USD with annual adjustments indexed mainly to US CPI	21-year Concession Contract with Sierra Gorda regulated by CDEC and the Superintendencia de Electricidad, among others
Quadra II	Chile	(O)	100.0	21 Years	Sierra Gorda	(F)	49,483		-	6,258		Fixed price in USD with annual adjustments indexed mainly to US CPI	21-year Concession Contract with Sierra Gorda regulated by CDEC and the Superintendencia de Electricidad, among others

Water:

Skikda	Algeria	(O)	34.2	25 Years	Sonatrach & ADE	(F)	73,581		-	11,533		U.S. dollar indexed take-or-pay contract with Sonatrach / ADE	25 years purchase agreement
Honaine	Algeria	(O)	25.5	25 Years	Sonatrach & ADE	(F)	N/A	(9)	N/A (9)	N/A	(9)	U.S. dollar indexed take- or-pay contract with Sonatrach / ADE	25 years purchase agreement
Tenes	Algeria	(O)	51.0	25 Years	Sonatrach & ADE	(F)	101,144		-	17,462		U.S. dollar indexed take-or-pay contract with Sonatrach / ADE	25 years purchase agreement

(1)	In operation (O), Construction (C) as of December 31, 2023.
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

(3)	Classified as concessional financial asset (F) or as intangible assets (I).
(4)	The infrastructure is used for its entire useful life. There are no obligations to deliver assets at the end of the concession periods, except for ATN and ATS.
(5)	Generally, there are no termination provisions other than customary clauses for situations such as bankruptcy or fraud from the operator, for example.
(6)	Sales to wholesale markets and additional fixed payments established by the Spanish government.
(7)	In each case the off-taker is the grantor.
(8)	Figures reflect the contribution to the Consolidated Financial Statements of Atlantica Sustainable Infrastructure plc. as of December 31, 2023.
(9)	Recorded under the equity method.

The Appendices are an integral part of the Notes to the Consolidated Financial Statements.

Assets subject to the application of IFRIC 12 interpretation based on the concession of services as of December 31, 2022

Project name	Country	Status(1)	% of Nominal Share(2)	Period of Concession (4)(5)	off-taker(7)	Financial/ Intangible(3)	Assets/ Investment	Accumulated Amortization	Operating Profit/ (Loss)(8)	Arrangement Terms (price)	Description of the Arrangement
Renewable energy:
Solana	USA	(O)	100.0	30 Years	APS	(I)	1,887,669	(664,681)	(25,082)	Fixed price per MWh with annual increases of 1.84% per year	30-year PPA with APS regulated by ACC
Mojave	USA	(O)	100.0	25 Years	PG&E	(I)	1,573,621	(497,072)	45,193	Fixed price per MWh without any indexation mechanism	25-year PPA with PG&E regulated by CPUC and CAEC
Palmatir	Uruguay	(O)	100.0	20 Years	UTE, Uruguay Administration	(I)	147,937	(63,692)	4,021	Fixed price per MWh in USD with annual increases based on inflation	20-year PPA with UTE, Uruguay state-owned utility
Cadonal	Uruguay	(O)	100.0	20 Years	UTE, Uruguay Administration	(I)	122,012	(49,616)	3,680	Fixed price per MWh in USD with annual increases based on inflation	20-year PPA with UTE, Uruguay state-owned utility
Melowind	Uruguay	(O)	100.0	20 Years	UTE, Uruguay Administration	(I)	136,053	(43,988)	3,567	Fixed price per MWh in USD with annual increases based on inflation	20-year PPA with UTE, Uruguay state-owned utility

Solaben 2	Spain	(O)	70.0	25 Years	Kingdom of Spain	(I)	298,791	(97,618)	6,163	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solaben 3	Spain	(O)	70.0	25 Years	Kingdom of Spain	(I)	297,865	(98,526)	6,319	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solacor 1	Spain	(O)	87.0	25 Years	Kingdom of Spain	(I)	299,306	(105,031)	5,275	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solacor 2	Spain	(O)	87.0	25 Years	Kingdom of Spain	(I)	311,671	(108,306)	5,698	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solnova 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	301,041	(123,894)	7,509	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solnova 3	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	281,557	(112,213)	7,027	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solnova 4	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	263,079	(104,282)	7,694	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Helios 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	304,015	(101,255)	5,201	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Helios 2	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	296,267	(97,167)	4,508	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Helioenergy 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	291,454	(101,428)	8,032	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Helioenergy 2	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	292,225	(99,126)	8,149	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solaben 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	293,721	(99,126)	6,453	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solaben 6	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	290,745	(86,822)	7,110	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Kaxu	South Africa	(O)	51.0	20 Years	Eskom	(I)	455,517	(179,417)	44,487	Take or pay contract for the purchase of electricity up to the contracted capacity from the facility.	20-year PPA with Eskom SOC Ltd. With a fixed price formula in local currency subject to indexation to local inflation

Efficient natural gas &heat:
ACT	Mexico	(O)	100.0	20 Years	Pemex	(F)	512,796	-	80,731	Fixed price to compensate both investment and O&M costs, established in USD and adjusted annually partially according to inflation and partially according to a mechanism agreed in contract	20-year Services Agreement with Pemex, Mexican oil & gas state-owned company

Transmission lines:
ATS	Peru	(O)	100.0	30 Years	Republic of Peru	(I)	532,859	(157,573)	31,351	Tariff fixed by contract and adjusted annually in accordance with the US Finished Goods Less Food and Energy inflation index	30-year Concession Agreement with the Peruvian Government
ATN	Peru	(O)	100.0	30 Years	Republic of Peru	(I)	360,412	(130,364)	10,988	Tariff fixed by contract and adjusted annually in accordance with the US Finished Goods Less Food and Energy inflation index	30-year Concession Agreement with the Peruvian Government
ATN 2	Peru	(O)	100.0	18 Years	Las Bambas Mining	(F)	71,966	-	10,673	Fixed-price tariff base denominated in U.S. dollars with Las Bambas	18 years purchase agreement
Quadra I	Chile	(O)	100.0	21 Years	Sierra Gorda	(F)	37,423	-	5,847	Fixed price in USD with annual adjustments indexed mainly to US CPI	21-year Concession Contract with Sierra Gorda regulated by CDEC and the Superintendencia de Electricidad, among others
Quadra II	Chile	(O)	100.0	21 Years	Sierra Gorda	(F)	51,552	-	4,845	Fixed price in USD with annual adjustments indexed mainly to US CPI	21-year Concession Contract with Sierra Gorda regulated by CDEC and the Superintendencia de Electricidad, among others

Water:
Skikda	Algeria	(O)	34.2	25 Years	Sonatrach & ADE	(F)	71,007		-		13,121		U.S. dollar indexed take-or-pay contract with Sonatrach / ADE	25 years purchase agreement
Honaine	Algeria	(O)	25.5	25 Years	Sonatrach & ADE	(F)	N/A	(9)	N/A	(9)	N/A	(9)	U.S. dollar indexed take- or-pay contract with Sonatrach / ADE	25 years purchase agreement
Tenes	Algeria	(O)	51.0	25 Years	Sonatrach & ADE	(F)	98,962		-		14,637		U.S. dollar indexed take-or-pay contract with Sonatrach / ADE	25 years purchase agreement

(1)	In operation (O), Construction (C) as of December 31, 2022.
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

(3)	Classified as concessional financial asset (F) or as intangible assets (I).
(4)	The infrastructure is used for its entire useful life. There are no obligations to deliver assets at the end of the concession periods, except for ATN and ATS.
(5)	Generally, there are no termination provisions other than customary clauses for situations such as bankruptcy or fraud from the operator, for example.
(6)	Sales to wholesale markets and additional fixed payments established by the Spanish government.
(7)	In each case the off-taker is the grantor.
(8)	Figures reflect the contribution to the Consolidated Financial Statements of Atlantica Sustainable Infrastructure plc. as of December 31, 2022.
(9)	Recorded under the equity method.

The Appendices are an integral part of the Notes to the Consolidated Financial Statements.

Appendices	Appendix IV

Additional information of subsidiaries including material non-controlling interest as of December 31, 2023

Subsidiary name	Non- controlling interest name	% of non- controlling interest held	Distributions paid to non- controlling interest	Profit/(Loss) of non- controlling interest in Atlantica consolidated net result 2023	Non- controlling interest in Atlantica consolidated equity as of December 31, 2023	Non- current assets*	Current Assets*	Non- current liabilities*	Current liabilities*	Net Profit /(Loss)*	Total Comprehensive income*

Aguas de Skikda S.P.A.	Algerian Energy Company S.P.A.	49%**	3,072	6,164	51,145	71,400	27,290	10,151	4,325	9,363	-
Chile PV 3	Financial partners	65%	-	(2,189)	30,526	31,371	30,374	11,791	1,273	(3,368)	-
Solaben Electricidad Dos S.A.	Itochu Europe Plc	30%	3,684	(202)	20,580	192,089	9,989	125,455	8,957	(992)	(6,412)
Solaben Electricidad Tres S.A.	Itochu Europe Plc	30%	3,259	(245)	20,261	191,585	10,059	125,165	9,679	(1,133)	(6,378)
Ténès Lilmiyah SPA	Algerian Energy Company S.P.A.	49%	3,581	7,123	29,963	97,105	41,208	66,175	10,989	14,701	-

* Stand-alone figures as of December 31, 2023.

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